Form 20-F/A
period 2010-12-31
NXP Semiconductors N.V.
filed 2011-03-30
CIK 1413447

As filed with the Securities and Exchange Commission on March 29, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☒                         International Financial Reporting Standards as issued by the International Accounting Standards Board ☐                         Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     ☐  Yes     ☒  No

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) to our annual report on Form 20-F for the fiscal year ended December 31, 2010, as filed with the Securities and Exchange Commission (the “Commission”) on March 9, 2011 (the “Form 20-F”), is being filed solely for the purpose of re-filing Exhibit 2.1 to the Form 20-F for which we have submitted a confidential treatment request to the Commission to reflect changes in the redacted portions of such exhibit in connection with our request for confidential treatment of such exhibit. These changes in the redactions were made in response to comments that we received from the Commission regarding our confidential treatment request. Such Exhibit 2.1 is hereby replaced in its entirety.

Therefore, this Amendment consists of a cover page, this explanatory note, a revised list of exhibits (Item 19 of Part III), a signature page, the revised Exhibit 2.1 and updated 13a-14(a) and 13a-14(b) certifications.

This Amendment speaks as of the date of the initial filing of the Form 20-F. Other than as described above, this Amendment does not, and does not purport to, amend, update or restate any other information or disclosure included in the Form 20-F and does not, and does not purport to, reflect any events that have occurred after the date of the initial filing of the Form 20-F. As a result, our annual report on Form 20-F for the fiscal year ended December 31, 2010, as amended by this Amendment, continues to speak as of the initial filing date of the Form 20-F.

PART III

Item 19.	Exhibits

Exhibit Number	Description of Document

2.1#**	Sale and Purchase Agreement, dated as of December 22, 2010, between NXP Semiconductors N.V., NXP B.V., the Dover Corporation, Knowles Electronics, LLC and EFF Acht Beteiligungsverwaltung GmbH

3.1	Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of Amendment No. 7 to the Registration Statement on Form F-1 of NXP Semiconductors N.V., filed on August 2, 2010 (File No. 333-166128))

3.2	Articles of Association of NXP Semiconductors N.V. (incorporated by reference to Exhibit 3.2 of Amendment No. 7 to the Registration Statement on Form F-1 of NXP Semiconductors N.V., filed on August 2, 2010 (File No. 333-166128))

4.1	Senior Secured Indenture dated as of October 12, 2006 among NXP B.V. and NXP Funding LLC as Issuers, each of the Guarantors named on the signature pages thereto, Deutsche Bank Trust Company Americas as Trustee, Morgan Stanley Senior Funding Inc. as Global Collateral Agent and Mizuho Corporate Bank Ltd. as Taiwan Collateral Agent (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-4 of NXP B.V. filed on April 23, 2007 (File No. 333-142287))

4.2	Super Priority Notes Indenture dated as of April 2, 2009 among NXP B.V. and NXP Funding LLC as Issuers, each of the Guarantors named on the signature pages thereto and Law Debenture Trust Company of New York as Trustee (incorporated by reference to Exhibit 4.2 of the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on April 16, 2010 (File No. 333-166128))

4.3	Senior Unsecured Indenture dated as of October 12, 2006 among NXP B.V. and NXP Funding LLC as Issuers, each of the Guarantors named on the signature pages thereto and Deutsche Bank Trust Company Americas as Trustee (incorporated by reference to Exhibit 4.2 of the Registration Statement on Form F-4 of NXP B.V. filed on April 23, 2007 (File No. 333-142287))

4.4	Collateral Agency Agreement dated as of September 29, 2006 among NXP Semiconductors N.V. (formerly known as KASLION Acquisition B.V.), NXP B.V., the Guarantors named therein, the Secured Parties as defined therein and from time to time parties thereto, Morgan Stanley Senior Funding, Inc. as Global Collateral Agent and Mizuho Corporate Bank Ltd. as Taiwan Collateral Agent (incorporated by reference to Exhibit 4.3 of the Registration Statement on Form F-4 of NXP B.V. filed on April 23, 2007 (File No. 333-142287))

4.5	Senior Secured Indenture dated as of July 20, 2010 among NXP B.V. and NXP Funding LLC as Issuers, each of the Guarantors named on the signature pages thereto, Deutsche Bank Trust Company Americas as trustee, Morgan Stanley Senior Funding Inc. as Global Collateral Agent and Mizuho Corporate Bank Ltd. as Taiwan Collateral Agent (incorporated by reference to Exhibit 4.5 of Amendment No. 5 to the Registration Statement on Form F-1 of NXP Semiconductors N.V., filed on July 22, 2010 (File No. 333-166128))

4.6	Amended and Restated Shareholders’ Agreement dated August 5, 2010 among the AlpInvest Parties, Apax Parties, Bain Capital Parties, Co-Invest Parties, Kaslion S.à r.l., KASLION Holding B.V., the KKR Parties, Koninklijke Philips Electronics N.V., the Silver Lake Parties and Stichting Management Co-Investment NXP (incorporated by reference to Exhibit 2 of the current report on Form 6-K of NXP Semiconductors N.V. filed on August 10, 2010)

4.7	Registration Rights Agreement dated August 5, 2010 among NXP Semiconductors N.V., AlpInvest Partners CSI 2006 Lion C.V., AlpInvest Partners Later Stage II-A Lion C.V., Meridian Holding S.à.r.l., Bain Pumbaa Luxco S.à.r.l., KKR NXP Investor S.à.r.l., NXP Co-Investment Investor S.à.r.l., SLII NXP S.à.r.l., Koninklijke Philips Electronics N.V., Stichting Management Co-Investment NXP and certain hedge funds party to the agreement (incorporated by reference to Exhibit 3 of the current report on Form 6-K of NXP Semiconductors N.V. filed on August 10, 2010)

Exhibit Number	Description of Document

10.1	Intellectual Property Transfer and License Agreement dated as of September 28, 2006 between Koninklijke Philips Electronics N.V. and NXP B.V. (incorporated by reference to Exhibit 10.1 of the Amendment No. 3 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 30, 2010 (File No. 333-166128))

10.2	Intellectual Property Transfer and License Agreement dated as of November 16, 2009 among NXP B.V., Virage Logic Corporation and VL C.V. (incorporated by reference to Exhibit 10.2 of the Amendment No. 3 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 30, 2010 (File No. 333-166128))

10.3	Secured Revolving Credit Facility dated as of September 29, 2006 among NXP Semiconductors N.V., NXP B.V. and NXP Funding LLC as borrowers, Morgan Stanley Senior Funding, Inc. as Global Collateral Agent and Mizuho Corporate Bank, Ltd., as Taiwan Collateral Agent, Deutsche Bank AG, London Branch, as Syndication Agent, Merrill Lynch Capital Corporation as Documentation Agent and Morgan Stanley Bank International Limited, Deutsche Bank AG, London Branch and Merrill Lynch, Pierce, Fenner & Smith Incorporated as Joint-lead arrangers and Joint bookrunners (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form F-4 of NXP B.V. filed on April 23, 2007 (File No. 333-142287))

10.4	Shareholders’ agreement dated as of March 30, 1999, as amended among EBD Investments Pte. Ltd., Koninklijke Philips Electronics N.V. and Taiwan Semiconductor Manufacturing Company Ltd. (incorporated by reference to Exhibit 10.4 of the Amendment No. 3 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 30, 2010 (File No. 333-166128))

10.5	Forward Start Revolving Credit Facility dated as of May 10, 2010 among NXP Semiconductors N.V., NXP B.V., NXP Funding LLC as borrowers, Morgan Stanley Senior Funding, Inc. as Global Collateral Agent and Administrative Agent and Barclays Capital, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank), Credit Suisse Securities (USA) LLC, Fortis Bank (Nederland) N.V., Goldman Sachs International, HSBC Bank plc, Merrill Lynch International and Morgan Stanley Bank International Limited as Joint-Lead Arrangers and Joint Bookrunners (incorporated by reference to Exhibit 10.5 of the Amendment No. 1 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on May 24, 2010 (File No. 333-166128))

10.6	Lease Agreement dated as of September 15, 2009 between Beijing Economic-Technological Investment & Development Corporation and NXP Semiconductors (Beijing) Limited for the property at No. 20 Tong Ji Nan Lu of the Beijing Economic-Technological Area of China (incorporated by reference to Exhibit 10.6 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.7	Supplementary Agreement dated as of September 15, 2009 to the Lease Agreement dated as of September 15, 2009, between Beijing Economic-Technological Investment & Development Corporation and NXP Semiconductors (Beijing) Limited for the property at No. 20 Tong Ji Nan Lu of the Beijing Economic-Technological Area of China (incorporated by reference to Exhibit 10.7 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.8	Lease Agreement dated as of December 23, 2004 between Jurong Town Corporation and Systems on Silicon Manufacturing Company Pte. Ltd. for the property at No. 70 Pasir Ris Drive 1, Singapore (incorporated by reference to Exhibit 10.8 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.9	Lease Agreement dated September 26, 2003 between Huangjiang Investment Development Company and NXP Semiconductors (Guangdong) Company Ltd. for the property at Tian Mei High Tech Industrial Park, Huang, Jiang Town, Dongguan City, China (incorporated by reference to Exhibit 10.9 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

Exhibit Number	Description of Document

10.10	Building Lease Contract dated as of May 12th, 2000 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.10 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.11	Agreement with regard to the Lease of a Single (vehicle) Shelter dated as of October 30, 2009 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.11 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.12	Agreement with regard to the Lease of a Standard Plant Basement dated as of July 1, 2009 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.12 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.13	Agreement with regard to the Lease of a Single (vehicle) Shelter dated as of March 8, 2010 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.13 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.14	Agreement with regard to the Lease of Additional Land dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.14 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.15	Agreement with regard to the Lease of a Dangerous Goods Warehouse dated as of November 27, 2009 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.15 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.16	Agreement with regard to the Lease of a Standard Plant Basement dated as of July 1, 2009 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.16 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.17	Storage and Transportation Agreement dated as of January 15, 2007 between Phi-Kai Technology Co., Ltd. and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.17 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.18	Agreement with regard to the Lease of Land at Property Number AL012 dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.18 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.19	Agreement with regard to the Lease of Land at Property Number AL020 dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.19 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

Exhibit Number	Description of Document

10.20	Agreement with regard to the Lease of Land at Property Number AL071 dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.20 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.21	Agreement with regard to the Lease of Land at Property Number CL102 dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.21 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.22	Agreement with regard to the Lease of Land dated as of September 30, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.22 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.23*	Management Equity Stock Option Plan Terms and Conditions dated August 2010

10.24*	Management Equity Stock Option Plan Terms and Conditions dated January 2011

10.25*	Long Term Incentive Plan 2010 Terms and Conditions with regard to the Stock Option Plan, the Performance Stock Unit Plan, Restricted Stock Unit Plan and Share Plan

10.26	NXP Global Equity Incentive Program (incorporated by reference to Exhibit 10.26 of the Amendment No. 3 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 30, 2010 (File No. 333-166128))

10.27*	Secured Term Credit Agreement dated March 4, 2011, among NXP B.V. and NXP Funding LLC as borrowers, Barclays Bank plc as Administrative Agent, Mizuho Corporate Bank, Ltd. as Taiwan Collateral Agent, Morgan Stanley Senior Funding, Inc. as Global Collateral Agent and the lenders party thereto

12.1**	Certification of R. Clemmer filed pursuant to 17 CFR 240. 13a-14(a)

12.2**	Certification of K. Sundström filed pursuant to 17 CFR 240. 13a-14(a)

13.1**	Certification of R. Clemmer furnished pursuant to 17 CFR 240. 13a-14(b)

13.2**	Certification of K. Sundström furnished pursuant to 17 CFR 240. 13a-14(b)

15.1*	Separate Financial Statements of Trident Microsystems, Inc. for the fiscal year ended December 31, 2010

21.1*	List of Significant Subsidiaries of the Registrant

#	Confidential treatment requested
*	Previously filed
**	Filed herewith

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

Date: March 29, 2011.