Form 20-F
period 2011-12-31
NXP Semiconductors N.V.
filed 2012-03-13
CIK 1413447

As filed with the Securities and Exchange Commission on March 13, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

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

Class	Outstanding at December 31, 2011
Ordinary shares, par value EUR 0.20 per share	251,751,500 shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☒ Yes  ☐ No

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

Large accelerated filer  ☒                  Accelerated filer  ☐                 Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

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

The financial information included in this annual report is based on United States Generally Accepted Accounting Principles (U.S. GAAP), unless otherwise indicated.

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

A glossary of abbreviations and technical terms used in this annual report is set forth on page 107.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A. Selected financial data.

The following table presents a summary of our selected historical consolidated financial data. We prepare our financial statements in accordance with U.S. GAAP.

The results of operations for prior years are not necessarily indicative of the results to be expected for any future period.

Discontinued Operations

On July 4, 2011, we sold our Sound Solutions business (formerly included in our Standard Products segment) to Knowles Electronics, LLC (“Knowles Electronics”), an affiliate of Dover Corporation, for $855 million in cash. The transaction resulted in a gain of $414 million, net of post-closing settlements, transaction-related costs, including working capital settlements, cash divested and taxes, which is included in income from discontinued operations. The consolidated financial statements have been reclassified for all periods presented to reflect the Sound Solutions business as a discontinued operation.

The selected historical consolidated financial data should be read in conjunction with the discussion under “Part I—Item 5. Operating and Financial Review and Prospects—A. Operating Results” and the consolidated financial statements and the accompanying notes included elsewhere in this annual report.

	As of and for the years ended December 31,
($ in millions unless otherwise stated)	2007(1)	2008(1)	2009(1)	2010	2011
Consolidated Statements of Operations:
Revenue	6,051	5,104	3,519	4,402	4,194
Operating income (loss)	(791)	(2,643)	(931)	273	357
Financial income (expense)-net	(181)	(614)	682	(628)	(257)
Income (loss) from continuing operations attributable to stockholders	(664)	(3,593)	(199)	(515)	(44)
Income (loss) from discontinued operations attributable to stockholders	29	36	32	59	434
Net income (loss) attributable to stockholders	(635)	(3,557)	(167)	(456)	390

Per share data(2):
Basic and diluted earnings per common share attributable to stockholders in $(3)
- Income (loss) from continuing operations	(250.00)	(19.94)	(0.93)	(2.25)	(0.17)
- Income (loss) from discontinued operations	5.80	0.20	0.15	0.26	1.74
- Net income (loss)	(244.20)	(19.74)	(0.78)	(1.99)	1.57
Weighted average number of shares of common stock outstanding during the year (in thousands)(4)
- Basic and diluted	5,000	180,210	215,252	229,280	248,812

Consolidated balance sheet data:
Cash and cash equivalents	1,029	1,781	1,026	898	743
Total assets	13,574	10,213	8,579	7,637	6,612
Net assets	4,565	1,182	1,041	1,219	1,357
Working capital(5)	1,081	1,355	870	811	969
Total debt(6)	6,076	6,367	5,283	4,551	3,799
Total stockholders’ equity	4,308	969	843	986	1,145
Common stock	133	42	42	51	51

Other operating data:
Capital expenditures	(496)	(356)	(92)	(258)	(221)
Depreciation and amortization(7)	1,506	1,924	887	684	591

Consolidated statements of cash flows data:
Net cash provided by (used for):
Operating activities	469	(638)	(701)	361	175
Investing activities	(618)	1,046	63	(269)	(202)
Financing activities	(26)	299	(109)	(157)	(926)
Net cash provided by (used for) continuing operations	(175)	707	(747)	(65)	(953)
Net cash provided by (used for) discontinued operations	8	2	—	(5)	809

(1)	All years prior to 2010 have been restated to reflect the effect of the sale of the Sound Solutions business in 2011 as discontinued operations.
(2)	On February 29, 2008, through a multi-step transaction, the nominal value of the common shares was decreased from €1.00 to €0.01 and all preference shares were converted into common shares, which resulted in an increase of outstanding common shares from 100 million to 4.3 billion. On August 2, 2010, we amended our articles of association in order to effect a 1-for-20 reverse stock split, decreasing the number of shares of common stock outstanding from approximately 4.3 billion to approximately 215 million and increasing the par value of the shares of common stock from €0.01 to €0.20. In all periods presented, basic and diluted weighted average shares outstanding and earnings per share have been calculated to reflect the 1-for-20 reverse stock split.
(3)	For purposes of calculating per share net income, net income includes the undeclared accumulated dividend on preferred stock of $586 million in 2007. This right was extinguished in 2008.

(4)	Due to our net losses from continuing operations attributable to stockholders in the periods from 2007 to 2011, all potentially dilutive securities have been excluded from the calculation of diluted earnings per common share because their effect would be anti-dilutive.
(5)	Working capital is calculated as current assets less current liabilities (excluding short-term debt).
(6)	As adjusted for our cash and cash equivalents our net debt was calculated as follows:

	2007	2008	2009	2010	2011
Long-term debt	6,070	5,964	4,673	4,128	3,747
Short-term debt	6	403	610	423	52

Total debt	6,076	6,367	5,283	4,551	3,799
Less: cash and cash equivalents	(1,029)	(1,781)	(1,026)	(898)	(743)

Net debt	5,047	4,586	4,257	3,653	3,056

Net debt is a non-GAAP financial measure. See “Part I—Item 5. Operating and Financial Review and Prospects—A. Operating Results—Use of Certain Non—GAAP Financial Measures”.

(7)	Depreciation and amortization includes the cumulative net effect of purchase price adjustments related to a number of acquisitions and divestments, including the purchase by a consortium of private equity investors of an 80.1% interest in our business, described elsewhere in this annual report as our “Formation.” The cumulative net effects of purchase price adjustments in depreciation and amortization aggregated to $762 million in 2007, $658 million in 2008, $371 million in 2009, $302 million in 2010 and $301 million in 2011. In 2011, depreciation and amortization included $5 million (2010: $40 million; 2009: $4 million) related to disposals that occurred in connection with our restructuring activities and $1 million (2010: $6 million; 2009: $42 million) relating to other incidental items. For a detailed list of the acquisitions and a discussion of the effect of acquisition accounting, see “Part I—Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Comparability—Effect of Acquisition Accounting” contained elsewhere in this annual report. Depreciation and amortization also includes impairments to goodwill and other intangibles, as well as write-offs in connection with acquired in-process research and development, if any.

The majority of our expenses are incurred in euros, while most of our revenue is denominated in U.S. dollars. As used in this annual report, “euro”, or “€” means the single unified currency of the European Monetary Union. “U.S. dollar”, “USD”, “U.S. $” or “$” means the lawful currency of the United States of America. As used in this annual report, the term “noon buying rate” refers to the exchange rate for euro, expressed in U.S. dollars per euro, as announced by the Federal Reserve Bank of New York for customs purposes as the rate in the city of New York for cable transfers in foreign currencies.

The table below shows the average noon buying rates for U.S. dollars per euro for the five years ended December 31, 2011. The averages set forth in the table below have been computed using the noon buying rate on the last business day of each month during the periods indicated.

Year ended December 31,	Average
($ per €)
2007	1.3771
2008	1.4726
2009	1.3935
2010	1.3261
2011	1.3931

The following table shows the high and low noon buying rates for U.S. dollars per euro for each of the six months in the six-month period ended March 2, 2012:

Month	High	Low
	($ per €)
2011
September	1.4283	1.3446
October	1.4172	1.3281
November	1.3803	1.3244
December	1.3487	1.2926

2012
January	1.3192	1.2682
February	1.3463	1.3087

On March 2, 2012, the noon buying rate was $1.3202 per €1.00.

Fluctuations in the value of the euro relative to the U.S. dollar have had a significant effect on the translation into U.S. dollar of our euro assets, liabilities, revenue and expenses, and may continue to do so in the future. For further information on the impact of fluctuations in exchange rates on our operations, see “Part I—Item 3. Key Information—D. Risk factors—Fluctuations in Foreign Exchange Rates May Have An Adverse Effect On Our Financial Results” and “Part I—Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Risks”.

B. Capitalization and indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable.

D. Risk factors.

The following section provides an overview of the risks to which our business is exposed. You should carefully consider the risk factors described below and all other information contained in this annual report, including the financial statements and related notes. The occurrence of the risks described below could have a material adverse impact on our business, financial condition or results of operations. Various statements in this annual report, including the following risk factors, contain forward-looking statements. Please also refer to “Part I—Item 5. Operating and Financial Review and Prospects—G. Safe Harbor”, contained elsewhere in this annual report.

The semiconductor industry is highly cyclical.

Historically, the relationship between supply and demand in the semiconductor industry has caused a high degree of cyclicality in the semiconductor market. Semiconductor supply is partly driven by manufacturing capacity, which in the past has demonstrated alternating periods of substantial capacity additions and periods in which no or limited capacity was added. As a general matter, semiconductor companies are more likely to add capacity in periods when current or expected future demand is strong and margins are, or are expected to be, high. Investments in new capacity can result in overcapacity, which can lead to a reduction in prices and margins. In response, companies typically limit further capacity additions, eventually causing the market to be relatively undersupplied. In addition, demand for semiconductors varies, which can exacerbate the effect of supply fluctuations. As a result of this cyclicality, the semiconductor industry has in the past experienced significant downturns, such as in 1997/1998, 2001/2002 and in 2008/2009, often in connection with, or in anticipation of, maturing life cycles of semiconductor companies’ products and declines in general economic conditions. These downturns have been characterized by diminishing demand for end-user products, high inventory levels, under-utilization of manufacturing capacity and accelerated erosion of average selling prices. The foregoing risks have historically had, and may continue to have, a material adverse effect on our business, financial condition and results of operations.

Significantly increased volatility and instability and unfavorable economic conditions may adversely affect our business.

Since early 2008, Europe, the United States and international markets have experienced increased volatility and instability. More recently, this volatility and instability intensified because of the sovereign debt crisis in Europe and the debt-ceiling crisis in the United States and the related financial restructuring efforts, the ratings downgrade of certain major economies , including the United States and France, continued hostilities in the Middle East and tensions in North Africa and other world events. This could further adversely affect the economies of the European Union, the United States and those of other countries and may exacerbate the cyclicality of our business. Among other factors, we face risks attendant to declines in general economic conditions, changes in demand for end-user products and changes in interest rates.

In January 2012, the International Monetary Fund projected global world output growth of 3.3% and 3.9% in 2012, and 2013, respectively, a decrease of 0.7% and 0.6% from its estimates released in September 2011. Official forecasts have been fluctuating as of late and negative economic trends may become worse. Despite indications of stabilization and aggressive measures taken by governments and central banks, there is a significant risk that the global economy could enter into a deeper and longer lasting recession. If economic conditions remain uncertain or deteriorate, our business, financial condition and results of operations could be materially adversely affected.

As a consequence of the significantly increased volatility and instability and the unfavorable economic conditions, it is increasingly difficult for us, our customers and suppliers to forecast demand trends, we are unable to accurately predict the extent or duration of cycles or their effect on our financial condition or result of operations and can give no assurance as to the timing, extent or duration of the current or future business cycles. A recurrent decline in demand or the failure of demand to return to prior levels could place pressure on our results of operations. The timing and extent of any changes to currently prevailing market conditions is uncertain and supply and demand may be unbalanced at any time.

The semiconductor industry is highly competitive. If we fail to introduce new technologies and products in a timely manner, this could adversely affect our business.

The semiconductor industry is highly competitive and characterized by constant and rapid technological change, short product lifecycles, significant price erosion and evolving standards. Accordingly, the success of our business depends to a significant extent on our ability to develop new technologies and products that are ultimately successful in the market. The costs related to the research and development necessary to develop new technologies and products are significant and any reduction of our research and development budget could harm our competitiveness. Meeting evolving industry requirements and introducing new products to the market in a timely manner and at prices that are acceptable to our customers are significant factors in determining our competitiveness and success. Commitments to develop new products must be made well in advance of any resulting sales, and technologies and standards may change during development, potentially rendering our products outdated or uncompetitive before their introduction. If we are unable to successfully develop new products, our revenue may decline substantially. Moreover, some of our competitors are well-established entities, are larger than us and have greater resources than we do. If these competitors increase the resources they devote to developing and marketing their products, we may not be able to compete effectively. Any consolidation among our competitors could enhance their product offerings and financial resources, further strengthening their competitive position. In addition, some of our competitors operate in narrow business areas relative to us, allowing them to concentrate their research and development efforts directly on products and services for those areas, which may give them a competitive advantage. As a result of these competitive pressures, we may face declining sales volumes or lower prevailing prices for our products, and we may not be able to reduce our total costs in line with this declining revenue. If any of these risks materialize, they could have a material adverse effect on our business, financial condition and results of operations.

In many of the market segments in which we compete, we depend on winning selection processes, and failure to be selected could adversely affect our business in those market segments.

One of our business strategies is to participate in and win competitive bid selection processes to develop products for use in our customers’ equipment and products. These selection processes can be lengthy and require us to incur significant design and development expenditures, with no guarantee of winning a contract or generating revenue. Failure to win new design projects and delays in developing new products with anticipated technological advances or in commencing volume shipments of these products may have an adverse effect on our business. This risk is particularly pronounced in markets where there are only a few potential customers and in the automotive market, where, due to the longer design cycles involved, failure to win a design-in could prevent access to a customer for several years. Our failure to win a sufficient number of these bids could result in reduced revenue and hurt our competitive position in future selection processes because we may not be perceived as being a technology or industry leader, each of which could have a material adverse effect on our business, financial condition and results of operations.

The demand for our products depends to a significant degree on the demand for our customers’ end products.

The vast majority of our revenue is derived from sales to manufacturers in the automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing markets. Demand in these markets fluctuates significantly, driven by consumer spending, consumer preferences, the development of new technologies and prevailing economic conditions. In addition, the specific products in which our semiconductors are incorporated may not be successful, or may experience price erosion or other competitive factors that affect the price manufacturers are willing to pay us. Such customers have in the past, and may in the future, vary order levels significantly from period to period, request postponements to scheduled delivery dates, modify their orders or reduce lead times. This is particularly common during periods of low demand. This can make managing our business difficult, as it limits the predictability of future revenue. It can also affect the accuracy of our financial forecasts. Furthermore, developing industry trends, including customers’ use of outsourcing and new and revised supply chain models, may affect our revenue, costs and working capital requirements. Additionally, a significant portion of our products is made to order.

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

In turn, demand for older technology falls, causing the price at which such products can be sold to drop, in some cases precipitously. In order to continue profitably supplying these products, we must reduce our production costs in line with the lower revenue we can expect to receive per unit. Usually, this must be accomplished through improvements in process technology and production efficiencies. If we cannot advance our process technologies or improve our efficiencies to a degree sufficient to maintain required margins, we will no longer be able to make a profit from the sale of these products. Moreover, we may not be able to cease production of such products, either due to contractual obligations or for customer relationship reasons, and as a result may be required to bear a loss on such products. We cannot guarantee that competition in our core product markets will not lead to price erosion, lower revenue growth rates and lower margins in the future. Should reductions in our manufacturing costs fail to keep pace with reductions in market prices for the products we sell, this could have a material adverse effect on our business, financial condition and results of operations.

Our substantial amount of debt could adversely affect our financial health, which could adversely affect our results of operations.

We are highly leveraged. Our substantial indebtedness could have a material adverse effect on us by: making it more difficult for us to satisfy our payment obligations under our existing senior secured revolving credit facility (the “Secured Revolving Credit Facility”) or the “forward start” revolving credit facility (the “Forward Start Revolving Credit Facility”), as the case may be, the secured term credit agreement that we entered into on March 4, 2011 (the “First 2017 Term Loan”), the joinder and amendment agreement to the secured term credit agreement that we entered into on November 18, 2011 (the “Second 2017 Term Loan” and, together with the First 2017 Term Loan, the “2017 Term Loans”) and the joinder and amendment agreement to the secured term credit agreement that we entered into on February 16, 2012 (the “2019 Term Loan” and, together with the 2017 Term Loans, the “Term Loans”) and under our euro-denominated 10% super priority notes due 2013 (the “Euro Super Priority Notes”), U.S. dollar-denominated 10% super priority notes 2013 (the “Dollar Super Priority Notes” and, together with the Euro Super Priority Notes, the “Super Priority Notes”), the euro-denominated floating rate senior secured notes due 2013 (the “Euro Floating Rate Secured Notes”), U.S. dollar-denominated floating rate senior secured notes due 2013 and the U.S. dollar-denominated floating rate senior secured notes due 2016 (together the “Dollar Floating Rate Secured Notes”), U.S. dollar-denominated 9 3/4% senior secured notes due 2018 (the 2018 Dollar Fixed Rate Secured Notes together with the Euro Floating Rate Secured Notes and the Dollar Floating Rate Secured Notes, the “Secured Notes”) and our euro-denominated 8 5/8% senior notes due 2015 (the “Euro Unsecured Notes”) and U.S. dollar-denominated 9 1/2% senior notes due 2015 (the “Dollar Unsecured Notes” and, together with our Euro Unsecured Notes, the “Unsecured Notes”); limiting our ability to borrow money for working capital, restructurings, capital expenditures, research and development, investments, acquisitions or other purposes, if needed, and increasing the cost of any of these borrowings; requiring us to dedicate a substantial portion of our cash flow from operations to service our debt, which reduces the funds available for operations and future business opportunities; limiting our flexibility in responding to changing business and economic conditions, including increased competition and demand for new services; placing us at a disadvantage when compared to those of our competitors that have less debt; and making us more vulnerable than those of our competitors who have less debt to a downturn in our business, industry or the economy in general. Despite our substantial indebtedness, we may still incur significantly more debt, which could further exacerbate the risks described above.

We may not be able to generate sufficient cash to service and repay all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments or to refinance our debt obligations depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions. In the future, we may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. We have seen substantial negative cash flows from operations in periods of adverse economic developments. Our business may not generate sufficient cash flow from operations and future borrowings under our Secured Revolving Credit Facility or Forward Start Revolving Credit Facility, as the case may be, or from other sources may not be available to us, in an amount sufficient to enable us to repay our indebtedness, including the Secured Revolving Credit Facility or the Forward Start Revolving Credit Facility, as the case may be, the Term Loans, the Super Priority Notes, the Secured Notes or the Unsecured Notes, or to fund our other liquidity needs, and working capital and capital expenditure requirements, and we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness.

In addition, the availability of our Forward Start Revolving Credit Facility is subject to a number of conditions. If we do not satisfy these conditions by a certain date, our Forward Start Revolving Credit Facility will not be available to refinance our Secured Revolving Credit Facility or for other purposes, and as a result we will lose an important source of liquidity. For further information on our Forward Start Revolving Credit Facility, please see note 27 to our consolidated financial statements included in Part III, Item 18 of this Report.

A substantial portion of our indebtedness currently bears interest at floating rates, and therefore if interest rates increase, our debt service requirements will increase. We may therefore need to refinance or restructure all or a portion of our indebtedness, including the Secured Revolving Credit Facility or the Forward Start Revolving Credit Facility, as the case may be, the Term Loans, the Super Priority Notes, the Secured Notes and the Unsecured Notes, on or before maturity.

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

In addition, the business environment is also subject to many economic and political uncertainties, including the following international business risks:

•

negative economic developments in economies around the world and the instability of governments, such as the sovereign debt crisis in certain European countries and the debt-ceiling crisis in the United States or the recent downgrade of certain major economies, including the United States and France;

•

Social and political instability in a number of countries around the world, including the developments in North Africa and the Middle East, and also including the threat of war, terrorist attacks in the United States or in EMEA, epidemics or civil unrest. Although we have no direct investments in North Africa and the Middle East, the ongoing changes may have, for instance via our customers, the energy prices and the financial markets, a negative effect on our business, financial condition and operations;

•	pandemics, which may adversely affect our workforce, as well as our local suppliers and customers in particular in Asia;

•	adverse changes in governmental policies, especially those affecting trade and investment;

•	our customers or other groups of stakeholders might impose requirements that are more stringent than the laws in the countries in which we are active;

•	foreign currency exchange, in particular with respect to the U.S. dollar, and transfer restrictions, in particular in Greater China; and

•	threats that our operations or property could be subject to nationalization and expropriation.

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

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, further increasing legal and financial compliance costs. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure.

Interruptions in our information technology systems could adversely affect our business.

We rely on the efficient and uninterrupted operation of complex information technology applications, systems and networks to operate our business. Any significant interruption in our business applications, systems or networks, including but not limited to new system implementations, computer viruses, cyber attacks, security breaches, facility issues or energy blackouts could have a material adverse impact on our operations, sales and operating results. For example, from time to time, our information technology Systems and networks have been attacked by unauthorized parties. Any systems and network disruption could result in a loss of our intellectual property, the release of commercially sensitive information or partner, customer or employee personal data, or the loss of production capabilities at one of our manufacturing sites. Therefore, any such severe incident could harm our competitive position, result in a loss of customer confidence, and cause us to incur significant costs to remedy the damages caused by the system or network disruptions, whether caused by cyber attacks, security breaches or otherwise. The protective measures that we are adopting to avoid system or network disruptions may be insufficient to prevent or limit the damage from any future disruptions and any disruption could have a material adverse impact on our business, operations and financial results.

In difficult market conditions, our high fixed costs combined with low revenue negatively affect our results of operations.

The semiconductor industry is characterized by high fixed costs and, notwithstanding our significant utilization of third-party manufacturing capacity, most of our production requirements are met by our own manufacturing facilities. In less favorable industry environments, like we faced in the second half in 2011, we are generally faced with a decline in the utilization rates of our manufacturing facilities due to decreases in product demand. During such periods, our fabrication plants operate at a lower loading level, while the fixed costs associated with the full capacity continue to be incurred, resulting in lower gross profits.

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

We are bound by the restrictions contained in the Secured Revolving Credit Facility or the Forward Start Revolving Credit Facility, as the case may be, the Term Loans and the Indentures, which may restrict our ability to pursue our business strategies.

Restrictive covenants in our Secured Revolving Credit Facility or the Forward Start Revolving Credit Facility, as the case may be, the Term Loans and the indentures related to the Super Priority Notes, the Secured Notes, the Unsecured Notes (collectively, the “Indentures”) limit our ability, among other things, to:

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

Our failure to comply with the covenants contained in our Secured Revolving Credit Facility or the Forward Start Revolving Credit Facility, as the case may be, the Term Loans or the Indentures or our other debt agreements, including as a result of events beyond our control, could result in an event of default which could materially and adversely affect our operating results and our financial condition.

Our Secured Revolving Credit Facility or the Forward Start Revolving Credit Facility, as the case may be, the Term Loans and the Indentures require us to comply with various covenants. Even though we are currently in compliance with all of our covenants, if there were an event of default under any of our debt instruments that was not cured or waived, the holders of the defaulted debt could terminate commitments to lend and cause all amounts outstanding with respect to the debt to be due and payable immediately, which in turn could result in cross defaults under our other debt instruments. Our assets and cash flow may not be sufficient to fully repay borrowings under all of our outstanding debt instruments if some or all of these instruments are accelerated upon an event of default.

If, when required, we are unable to repay, refinance or restructure our indebtedness under, or amend the covenants contained in, our Secured Revolving Credit Facility or the Forward Start Revolving Credit Facility, as the case may be, or if a default otherwise occurs, the lenders under our Secured Revolving Credit Facility or the Forward Start Revolving Credit Facility, as the case may be, could elect to terminate their commitments there under, cease making further loans and issuing or renewing letters of credit, declare all outstanding borrowings and other amounts, together with accrued interest and other fees, to be immediately due and payable, institute enforcement proceedings against those assets that secure the extensions of credit under our Secured Revolving Credit Facility or the Forward Start Revolving Credit Facility, as the case may be, and thereby prevent us from making payments on our debt. Any such actions could force us into bankruptcy or liquidation.

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

In connection with our separation from Philips in 2006, Philips transferred approximately 5,300 patent families to us subject to certain limitations, including (1) any prior commitments to and undertakings with third parties entered into prior to the separation and (2) certain licenses retained by Philips. The licenses retained by Philips give Philips the right to sublicense to third parties in certain circumstances, which may divert revenue opportunities from us. Approximately 800 of the patent families transferred from Philips were transferred to ST-NXP Wireless (and subsequently to ST-Ericsson, its successor) in connection with the contribution of our wireless operations to ST-NXP Wireless in 2008. Approximately 400 of the patent families transferred from Philips were transferred to Trident Microsystems, Inc. (“Trident”) in connection with the divestment of our television systems and set-top box business lines to Trident in 2010. Further, a number of other patent families have been transferred in the context of other transactions. In addition, the sale of our Sound Solutions business to Knowles Electronics has lead to the transfer of certain patent families to them.

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

As part of our strategy, we have entered into a number of long-term strategic partnerships with other leading industry participants. For example, we have entered into a joint venture with Taiwan Semiconductor Manufacturing Company Limited (“TSMC”) called Systems on Silicon Manufacturing Company Pte. Ltd. (“SSMC”), and we jointly operate with Jilin Sino-Microelectronics Company Ltd. the joint venture Jilin NXP Semiconductors Ltd. (“Jilin”). We established Advanced Semiconductor Manufacturing Corporation Limited (“ASMC”) together with a number of Chinese partners, and together with Advanced Semiconductor Engineering Inc. (“ASE”), we established the assembly and test joint venture ASEN Semiconductors Co. Ltd. (“ASEN”). As a result of the transfer of our television systems and set-top box business lines to Trident, we acquired an equity stake in Trident. On January 4, 2012, Trident and one of its subsidiaries, Trident Microsystems (Far East) Ltd., filed for voluntary petitions under Chapter 11 of the United States Bankruptcy Code, in the U.S. Bankruptcy Court for the District of Delaware. At this time the long-term impact to revenue associated with contract manufacturing services provided and goods supplied to Trident is not known, but could have a material adverse effect on our business, financial condition and results of operations.

If any of our strategic partners in industry groups or in any of the other alliances we engage with were to encounter financial difficulties or change their business strategies, they may no longer be able or willing to participate in these groups or alliances, which could have a material adverse effect on our business, financial condition and results of operations. We do not control some of these strategic partnerships, joint ventures and alliances in which we participate. Even though we own 57% of the outstanding stock of Trident, for instance, we only have a 30% voting interest in participatory rights and have a 57% voting interest only for certain protective rights; in addition, our voting interest may be negatively impacted by the Chapter 11 filing of Trident on January 4, 2012. We may also have certain obligations, including some limited funding obligations or take or pay obligations, with regard to some of our strategic partnerships, joint ventures and alliances. For example, we have made certain commitments to SSMC, in which we have a 61.2% ownership share, whereby we are obligated to make cash payments to SSMC should we fail to utilize, and TSMC does not utilize, an agreed upon percentage of the total available capacity at SSMC’s fabrication facilities if overall SSMC utilization levels drop below a fixed proportion of the total available capacity.

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

We may from time to time restructure parts of our processes. Any such restructuring may impact customer satisfaction and the costs of implementation may be difficult to predict.

Between 2008 and 2011, we executed our redesign program (the “Redesign Program”). We plan to continue to restructure and make changes to parts of the processes in our organization. Furthermore, if the global economy remains as volatile or unstable or if the global economy reenters into a deeper and longer lasting recession, our revenues could decline, and we may be forced to take additional cost savings steps that could result in additional charges and materially affect our business. The costs of implementing any restructurings, changes or cost savings steps may differ from our estimates and any negative impacts on our revenues or otherwise of such restructurings, changes or steps, such as situations in which customer satisfaction is negatively impacted, may be larger than originally estimated.

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

We are a party to collective bargaining agreements and social plans with our labor unions. We are also required to consult with our employee representatives, such as works councils, on items such as restructurings, acquisitions and divestitures. Although we believe that our relations with our employees, employee representatives and unions are satisfactory, no assurance can be given that we will be able to successfully extend or renegotiate these agreements as they expire from time to time or to conclude the consultation processes in a timely and favorable way. The impact of future negotiations and consultation processes with employee representatives could have a material impact on our financial results. Also, if we fail to extend or renegotiate our labor agreements and social plans, if significant disputes with our unions arise, or if our unionized workers engage in a strike or other work stoppage, we could incur higher ongoing labor costs or experience a significant disruption of operations, which could have a material adverse effect on our business.

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

We make highly complex electronic components and, accordingly, there is a risk that defects may occur in any of our products. Such defects can give rise to significant costs, including expenses relating to recalling products, replacing defective items, writing down defective inventory and loss of potential sales. In addition, the occurrence of such defects may give rise to product liability and warranty claims, including liability for damages caused by such defects. If we release defective products into the market, our reputation could suffer and we may lose sales opportunities and incur liability for damages. Moreover, since the cost of replacing defective semiconductor devices is often much higher than the value of the devices themselves, we may at times face damage claims from customers in excess of the amounts they pay us for our products, including consequential damages. We also face exposure to potential liability resulting from the fact that our customers typically integrate the semiconductors we sell into numerous consumer products, which are then sold into the marketplace. We are exposed to product liability claims if our semiconductors or the consumer products based on them malfunction and result in personal injury or death. We may be named in product liability claims even if there is no evidence that our products caused the damage in question, and such claims could result in significant costs and expenses relating to attorneys’ fees and damages. In addition, our customers may recall their products if they prove to be defective or make compensatory payments in accordance with industry or business practice or in order to maintain good customer relationships. If such a recall or payment is caused by a defect in one of our products, our customers may seek to recover all or a portion of their losses from us. If any of these risks materialize, our reputation would be harmed and there could be a material adverse effect on our business, financial condition and results of operations.

Our business has suffered, and could in the future suffer, from manufacturing problems.

We manufacture our products using processes that are highly complex, require advanced and costly equipment and must continuously be modified to improve yields and performance. Difficulties in the production process can reduce yields or interrupt production, and, as a result of such problems, we may on occasion not be able to deliver products or do so in a timely or cost-effective or competitive manner. As the complexity of both our products and our fabrication processes has become more advanced, manufacturing tolerances have been reduced and requirements for precision have become more demanding. As is common in the semiconductor industry, we have in the past experienced manufacturing difficulties that have given rise to delays in delivery and quality control problems. There can be no assurance that any such occurrence in the future would not materially harm our results of operations. Further, we may suffer disruptions in our manufacturing operations, either due to production difficulties such as those described above or as a result of external factors beyond our control. We may, in the future, experience manufacturing difficulties or permanent or temporary loss of manufacturing capacity due to the preceding or other risks. Any such event could have a material adverse effect on our business, financial condition and results of operations.

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

We depend on our key management to run our business and on our senior engineers to develop new products and technologies. Our success will depend on the continued service of these individuals. Although we have several share based compensation plans in place, we cannot be sure that these plans will help us in our ability to retain key personnel, especially considering the fact that participants under some of our plans are allowed to exercise stock options and sell the shares so acquired pro rata upon a sale of shares of common stock by the co-investors, including the Private Equity Consortium (as defined below) and that all of the stock options under some of our plans become exercisable upon a change of control (in particular, the Private Equity Consortium no longer jointly holding 30% of our shares of common stock). The loss of any of our key personnel, whether due to departures, death, ill health or otherwise, could have a material adverse effect on our business.

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

A substantial portion of our revenue is derived from our top customers, including our distributors. We cannot guarantee that we will be able to generate similar levels of revenue from our largest customers in the future. Should one or more of these customers substantially reduce their purchases from us, this could have a material adverse effect on our business, financial condition and results of operations.

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

A majority of our expenses are incurred in euro, while most of our revenue is denominated in U.S. dollars. Accordingly, our results of operations may be affected by changes in exchange rates, particularly between the euro and the U.S. dollar. In addition, we have euro denominated assets and liabilities and, since our reporting currency is the U.S. dollar, the impact of currency translation adjustments to such assets and liabilities may have a negative effect on our equity position. In addition, the U.S. dollar-denominated debt held by our Dutch subsidiary with functional currency euro may generate adverse currency results in our financial income and expenses. Part of this effect is mitigated due to the application of net investment hedge accounting, since May 2011, pursuant to which the currency results on (part of) the U.S. dollar denominated debt is reported as part of other comprehensive income within equity instead of financial income and expense in the income statement. Absent the application of net investment hedge accounting, we would have recorded an additional $203 million financial income and expense in the 2011 statement of operations. We continue to hold or convert most of our cash in euros as a hedge for euro expenses, euro interest payments and payments in relation to the Redesign Program. We are exposed to fluctuations in exchange rates when we convert U.S. dollars to euro. The current European sovereign debt crisis and the uncertainties as to its resolution or outcome intensify these currency exchange risks.

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

We sponsor defined benefit pension plans in a number of countries and a significant number of our employees are covered by our defined benefit pension plans. As of December 31, 2011, we had recognized a net accrued benefit liability of $195 million, representing the unfunded benefit obligations of our defined pension plans. The funding status and the liabilities and costs of maintaining such defined benefit pension plans may be impacted by financial market developments. For example, the accounting for such plans requires determining discount rates, expected rates of compensation and expected returns on plan assets, and any changes in these variables can have a significant impact on the projected benefit obligations and net periodic pension costs. Negative performance of the financial markets could also have a material impact on funding requirements and net periodic pension costs. Our defined benefit pension plans may also be subject to demographic trends. Accordingly, our costs to meet pension liabilities going forward may be significantly higher than they are today, which could have a material adverse impact on our financial condition.

Changes in the tax deductibility of interest may adversely affect our financial position and our ability to service the obligations under our indebtedness.

On December 5, 2009, the previous Dutch State Secretary of Finance published a letter in which it was announced that, with respect to corporate taxation, the following four issues were the subject of further study: interest deductions of holding companies that are engaged in leveraged acquisitions, tax losses of foreign branches, interest deductions and earnings stripping rules and the so-called group interest box. On April 7, 2010, a committee appointed by the Dutch Ministry of Finance published its initial report. This report contained a general description of potential measures that may effectively limit deductibility of interest, including interest on acquisition debt and measures limiting the deductibility of foreign branch losses A legislative proposal changing the regime applicable to interest deductions of tax losses of foreign branches by holding companies that have been set up as part of a leveraged acquisition was approved by the Dutch Parliament in December 2011. However, it remains unclear whether expected new legislative proposals in 2012 will limit the tax deductibility of the interest payable by us under our indebtedness. However, if it does, this may adversely affect our financial position and our ability to service the obligations under our indebtedness.

We are exposed to a number of different tax uncertainties, which could have an impact on tax results.

We are required to pay taxes in multiple jurisdictions. We determine the taxation we are required to pay based on our interpretation of the applicable tax laws and regulations in the jurisdictions in which we operate. We may be subject to unfavorable changes in the respective tax laws and regulations to which we are subject. Tax controls, audits, change in controls and changes in tax laws or regulations or the interpretation given to them may expose us to negative tax consequences, including interest payments and potentially penalties. We have issued transfer-pricing directives in the areas of goods, services and financing, which are in accordance with the Guidelines of the Organization of Economic Co-operation and Development. As transfer pricing has a cross border effect, the focus of local tax authorities on implemented transfer pricing procedures in a country may have an impact on results in another country.

In order to mitigate the transfer pricing uncertainties within our deployment, measures have been taken and a monitoring system has been put in place. On a regular basis, internal reviews are executed to test the correct implementation of the transfer pricing directives.

Uncertainties can also result from disputes with local tax authorities about transfer pricing of internal deliveries of goods and services or related to financing, acquisitions and divestments, the use of tax credits and permanent establishments, and tax losses carried forward. These uncertainties may have a significant impact on local tax results. We have various tax assets partly resulting from the acquisition of our business from Philips in 2006 and from other acquisitions. Tax assets can also result from the generation of tax losses in certain legal entities. Tax authorities may challenge these tax assets. In addition, the value of the tax assets resulting from tax losses carried forward depends on having sufficient taxable profits in the future.

Although we have remediated the specific material weakness in our internal control over financial reporting identified for the year ended December 31, 2009, and believe that we have established proper compliance procedures, there may from time to time exist deficiencies in our control systems that could adversely affect the accuracy and reliability of our periodic reporting.

We are required to establish and periodically assess the design and operating effectiveness of our internal control over financial reporting. In connection with our assessment of the internal control over financial reporting for the year ended December 31, 2009, we identified a deficiency related to the accounting and disclosure for income taxes, which we concluded constituted a material weakness. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness that we identified related to the execution of the procedures surrounding the preparation and review of our income tax provision as of December 31, 2009. In particular, the execution of our controls did not ensure the accuracy and validity of our acquisition accounting adjustments and the determination of the valuation allowance for deferred tax assets. Part of the identified issue was caused by the complexity that resulted from the fact that step-ups from acquisitions were accounted for centrally. During the year ended December 31, 2010, we updated our internal controls and concluded that we had remediated this material weakness. However, despite the compliance procedures that we adopted, there may from time to time exist deficiencies in our control systems that could adversely affect the accuracy and reliability of our periodic reporting. Our periodic reporting is the basis of investors’ and other market professionals’ understanding of our businesses. Imperfections in our periodic reporting could create uncertainty regarding the reliability of our results of operations and financial results, which in turn could have a material adverse impact on our reputation or share price.

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

As with other companies engaged in similar activities or that own or operate real property, we face inherent risks of environmental liability at our current and historical manufacturing facilities. Certain environmental laws impose strict, and in certain circumstances, joint and several liability on current or previous owners or operators of real property for the cost of investigation, removal or remediation of hazardous substances as well as liability for related damages to natural resources. Certain of these laws also assess liability on persons who arrange for hazardous substances to be sent to disposal or treatment facilities when such facilities are found to be contaminated. Soil and groundwater contamination has been identified at some of our current and former properties resulting from historical, ongoing or third-party activities. We are in the process of investigating and remediating contamination at some of these sites. While we do not expect that any contamination currently known to us will have a material adverse effect on our business, we cannot assure you that this is the case or that we will not discover new facts or conditions or that environmental laws or the enforcement of such laws will not change such that our liabilities would be increased significantly. In addition, we could also be held liable for consequences arising out of human exposure to hazardous substances or other environmental damage. In summary, we cannot assure you that our costs of complying with current and future environmental and health and safety laws, or our liabilities arising from past or future releases of, or exposures to, regulated materials, will not have a material adverse effect on our business, financial conditions and results of operations.

Scientific examination of, political attention to and rules and regulations on issues surrounding the existence and extent of climate change may result in an increase in the cost of production due to increase in the prices of energy and introduction of energy or carbon tax. A variety of regulatory developments have been introduced that focus on restricting or managing the emission of carbon dioxide, methane and other greenhouse gasses. Enterprises may need to purchase at higher costs new equipment or raw materials with lower carbon footprints. These developments and further legislation that is likely to be enacted could affect our operations negatively. Changes in environmental regulations could increase our production costs, which could adversely affect our results of operations and financial condition.

Certain natural disasters, such as flooding, large earthquakes, volcanic eruptions or nuclear or other disasters, may negatively impact our business. There is increasing concern that climate change is occurring and may cause a rising number of natural disasters.

Environmental and other disasters, such as flooding, large earthquakes, volcanic eruptions or nuclear or other disasters, or a combination thereof may negatively impact our business. If flooding, a large earthquake, volcanic eruption or other natural disaster were to directly damage, destroy or disrupt our manufacturing facilities, it could disrupt our operations, delay new production and shipments of existing inventory or result in costly repairs, replacements or other costs, all of which would negatively impact our business. Even if our manufacturing facilities are not directly damaged, a large natural disaster may result in disruptions in distribution channels or supply chains. For instance, the dislocation of the transport services following volcanic eruptions in Iceland in April 2010 caused us delays in distribution of our products. Also, in 2011, the flooding in Thailand and the nuclear incident following the tsunami in Japan impacted the supply chains of our customers and suppliers. The impact of such occurrences depends on the specific geographic circumstances but could be significant, as some of our factories are located in islands with known earthquake fault zones, including the Philippines, Singapore or Taiwan. There is increasing concern that climate change is occurring that may cause a rising number of natural disasters with potentially dramatic effects on human activity. We cannot predict the economic impact, if any, of natural disasters or climate change.

The Private Equity Consortium controls us and this control limits your ability to influence our significant corporate transactions. The Private Equity Consortium may have conflicts of interest with other stakeholders, including our shareholders, in the future.

A consortium of funds advised by Kohlberg Kravis Roberts & Co. L.P.(“KKR”), Bain Capital Partners, LLC (“Bain”), Silver Lake Management Company, LLC (“Silver Lake”), Apax Partners LLP (“Apax”) and AlpInvest Partners N.V. (“AlpInvest”), and collectively, the “Private Equity Consortium”, controls us. As a result, the Private Equity Consortium will continue to be able to influence or control the election and removal of our directors, our corporate and management policies, potential mergers or acquisitions, payment of dividends, asset sales and other significant corporate transactions. We cannot assure you that the interests of the Private Equity Consortium will coincide with the interests of our other stakeholders, particularly if we encounter financial difficulties or are unable to pay our debts when due.

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

We report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we follow Dutch laws and regulations with regard to such matters, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including: (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the Commission of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, for fiscal years ending on or after December 15, 2011, foreign private issuers will be required to file their annual report on Form 20-F by 120 days after the end of each fiscal year while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, even though we are contractually obligated and intend to make interim reports available to our stockholders, copies of which we are required to furnish to the Securities and Exchange Commission (the “SEC”) on a Form 6-K, and even though we are required to file reports on Form 6-K disclosing whatever information we have made or are required to make public pursuant to Dutch law or distribute to our stockholders and that is material to our company, you may not have the same protections afforded to stockholders of companies that are not foreign private issuers.

We are a foreign private issuer and, as a result, in accordance with the listing requirements of the NASDAQ Global Select Market we rely on certain home country governance practices rather than the corporate governance requirements of the NASDAQ Global Select Market.

We are a foreign private issuer. As a result, in accordance with the listing requirements of the NASDAQ Global Select Market we rely on home country governance requirements and certain exemptions there under rather than relying on the corporate governance requirements of the NASDAQ Global Select Market. For an overview of our corporate governance principles, see “Part II—Item 16G Corporate Governance”, including the section describing the differences between the corporate governance requirements applicable to common stock listed on the NASDAQ Global Select Market and the Dutch corporate governance requirements. Accordingly, you may not have the same protections afforded to stockholders of companies that are not foreign private issuers.

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

There are 251,751,500 shares of our common stock outstanding. We also have an aggregate of approximately 23,495,104 shares of common stock underlying stock options outstanding as of December 31, 2011, of which 16,128,196 stock options at a weighted average exercise price of €24.46 (or $31.65 based on the exchange rate as of December 31, 2011) per share and 7,366,908 stock options at a weighted average exercise price of $15.49. Furthermore, we have an aggregate of 3,847,955 shares of common stock outstanding as of December 31, 2011, issued as performance and restricted share units, under the Long Term Incentive Plan 2011 and 2010. In addition, 444,395 shares of common stock issuable upon the exercise of equity rights are outstanding as of December 31, 2011 under different employee incentive programs.

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

Any failure to successfully implement our operating strategy or the occurrence of any of the events or circumstances set forth in, or incorporated by reference into, this annual report could result in the actual operating results being different than the guidance, and such differences may be adverse and material.

Item 4.	Information on the Company

A. History and Development of the Company

Name and History

Our legal name is NXP Semiconductors N.V. and our commercial name is “NXP” or “NXP Semiconductors”.

We were incorporated in the Netherlands as a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under the name KASLION Acquisition B.V. on August 2, 2006, in connection with the sale by Philips of 80.1% of its semiconductor business to the “Private Equity Consortium”. For a list of the specific funds that hold our common stock and their respective share ownership, see “Part I—Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” elsewhere in this document. Initially, the Private Equity Consortium invested in our Company through KASLION Holding B.V., a Dutch private company with limited liability.

On May 21, 2010, we converted into a Dutch public company with limited liability (naamloze vennootschap) and changed our name to NXP Semiconductors N.V. Concurrently, we amended our articles of association in order to effect a 1-for-20 reverse stock split of our shares of common stock.

In August 2010, we made an initial public offering of 34 million shares of our common stock and listed our common stock on the NASDAQ Global Select Market.

On March 31, 2011, certain of our stockholders offered 30 million shares of our common stock, priced at $30.00 per share. The underwriters of the offering exercised in full their option to purchase from the selling stockholders 4,431,000 additional shares of common stock at the secondary offering price. We did not receive any proceeds from this secondary offering. The settlement date for the offering was April 5, 2011.

We are a holding company whose only material assets are the direct ownership of 100% of the shares of NXP B.V., a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid).

Our corporate seat is in Eindhoven, the Netherlands. Our principal executive office is at High Tech Campus 60, 5656 AG Eindhoven, the Netherlands, and our telephone number is +31 40 2729233. Our registered agent in the United States is NXP Semiconductors USA, Inc., 411 East Plumeria Drive, San Jose, CA 95134, United States of America, phone number +1 408 5185400.

Our website address is www.nxp.com.

NXP Repositioning and Redesign

Since our separation from Philips in 2006, we have significantly repositioned our business and market strategy. Between 2008 and 2011, we executed our Redesign Program to better align our costs with our more focused business and to achieve a world-class cost structure and processes. Key elements of our repositioning and redesign are:

Our Repositioning

•

New leadership team. Ten of the twelve members of our executive management team are new to the Company or new in their roles since our separation from Philips in 2006, and eight of the twelve have been recruited from outside NXP. Prior to joining NXP, our chief executive officer and chief financial officer, Rick Clemmer and Karl-Henrik Sundström, played leading roles in programs that significantly enhanced the performance of their previous companies, Agere Systems Inc. (“Agere”) and Telefonaktiebolaget LM Ericsson, respectively. Loh Kin Wah, our executive vice president of sales, was previously President and CEO of Qimonda AG, and prior to that responsible for the Communication Business Group and subsequently the Memories Product Group at Infineon Technologies AG (“Infineon”). Chris Belden, our executive vice president of Operations, implemented the manufacturing redesign program of Freescale Semiconductor, Inc. (“Freescale”), formerly part of Motorola, Inc. (“Motorola”), between 2002 and 2005, that resulted in a significant margin improvement for Freescale. Peter Kelly, who was appointed in March 2011 as our executive vice president for operations sharing this responsibility with Chris Belden, was previously a key part of the management team that led the spin-off of Agere from Lucent Technologies Inc. (“Lucent”), where he led the global operations team. Ruediger Stroh joined us from LSI Corporation and previously Agere, where he helped to turn the hard disk-drive business into a market leader with strong profitability. Within NXP, Ruediger Stroh now manages our High Performance Mixed Signal businesses focused on identification applications. Alexander Everke came to NXP from Infineon, where he led its global sales organization and helped to restructure the company’s go-to-market model while driving significant top-line growth. At NXP, Alexander Everke now manages our High Performance Mixed Signal businesses, focusing on wireless infrastructure, lighting, industrial, mobile, consumer and computing applications.

•

Focus on High Performance Mixed Signal solutions. We have implemented our strategy of focusing on High Performance Mixed Signal solutions because we believe it to be an attractive market in terms of growth, barriers to entry, relative market share, relative business and pricing stability, and capital intensity. Several transactions have been core to our strategic realignment and focus on High Performance Mixed Signal: in September 2007, we divested our cordless phone system-on-chip business to DSP Group, Inc. (“DSPG”); in July 2008, we contributed our wireless activities to the ST-NXP Wireless joint venture (our stake in which was subsequently sold, with the business being renamed “ST-Ericsson”); and in February 2010, we merged our television systems and set-top box business with Trident. Our primary motivations for exiting the system-on-chip markets for wireless activities and consumer applications were the significant research and development investment requirements and high customer concentration inherent in these markets, which make these businesses less profitable and predictable than our High Performance Mixed Signal and Standard Products businesses. In addition, we recently sold two non-semiconductor component businesses. On December 14, 2010, we sold NuTune Singapore Pte. Ltd. (“NuTune”), our joint venture with Technicolor S.A. that produces can tuner modules for all segments related to broadcast transmission, to AIAC. On July 4, 2011, we sold our Sound Solutions business (formerly included in our Standard Products segment), which makes mobile speakers and receivers, to Knowles Electronics, an affiliate of Dover Corporation. This has enabled us to significantly increase our research and development investments in the High Performance Mixed Signal applications on which we focus.

•

New customer engagement strategy. We have implemented a new approach to serving our customers and have invested in significant additional resources in our sales and marketing organizations. In spite of the recent economic downturn, we hired over 100 additional field application engineers in recent years in order to better serve our customers with High Performance Mixed Signal solutions. We have also created “application marketing” teams that focus on delivering solutions that include as many suitable NXP components as possible in their system reference designs, which helps us achieve greater cross-selling between our various product lines, while helping our customers accelerate their time to market. With the increased number of application engineers and our applications marketing approach, we are able to engage with more design locations ranging from our largest, highest volume customers to the mid-size customers who typically have lower volumes but more attractive margins.

Our Redesign Program

•

Streamlined cost structure. We have achieved annualized cost savings of $928 million by the end of 2011, as compared to our annualized third quarter results for 2008, which was the quarter during which we contributed our wireless operations to ST-NXP Wireless (Holding) AG (which ultimately became ST-Ericsson). These savings are primarily achieved through a combination of headcount reductions, factory closings and restructuring of our IT infrastructure. Between 2008 and December 31, 2011, $727 million has been paid for the accelerated and expanded Redesign Program and other restructuring activities.

•

Leaner manufacturing base. As a part of our Redesign Program, we have significantly reduced our overall manufacturing footprint, particularly in high cost geographies. Our current manufacturing strategy focuses on capabilities that differentiate NXP in terms of product features, process capabilities, cost, supply chain and quality. Accordingly, we have closed or sold a number of facilities, including but not limited to, the sale of our wafer factory in Caen, France in June 2009, the closure of our production facility in Fishkill, New York in July 2009, the closure of part of our front-end manufacturing in Hamburg, Germany in January 2010, and the closure of our ICN5 facility in Nijmegen at the end of 2010. As a result, we have reduced the number of our front-end manufacturing facilities from fourteen at the time of our separation from Philips in 2006 to six by the end of 2011.

As a result of our repositioning and redesign activities, we believe we are well positioned to grow and benefit from improved operating leverage, focused research and development expenditures and an optimized manufacturing infrastructure.

Reporting Segments

NXP is organized into three reportable segments in compliance with Accounting Standards Codification (“ASC”) Topic 280 “Segment Reporting”.

The Company is structured in two market oriented business segments, High Performance Mixed Signal and Standard Products and one other reportable segment, Manufacturing Operations.

Corporate and Other is not a separate reporting segment anymore because it no longer meets the criteria for being separately reported. Particularly the quantitative thresholds are not met after the divestment of NuTune in 2010 and the reallocation of the remaining activities that used to belong to the Home segment. Items under Corporate and Other in this annual report represent the remaining portion of our former Corporate and Other segment to reconcile to the consolidated financial statements along with the Divested Home activities, which were divested in 2010.

Our High Performance Mixed Signal businesses deliver High Performance Mixed Signal solutions to our customers to satisfy their system and sub systems needs across eight application areas: automotive, identification, mobile, consumer, computing, wireless infrastructure, lighting and industrial.

Our Standard Products business segment offers standard products for use across many applications markets, as well as application-specific standard products predominantly used in application areas such as mobile handsets, computing, consumer and automotive.

Our Manufacturing Operations are conducted through a combination of wholly owned manufacturing facilities, manufacturing facilities operated jointly with other semiconductor companies and third-party foundries and assembly and test subcontractors, which together form our Manufacturing Operations segment. While the main function of our Manufacturing Operations segment is to supply products to our High Performance Mixed Signal and Standard Products segments, revenue and costs in this segment are to a large extent derived from sales of wafer foundry and packaging services to our divested businesses in order to support their separation and, on a limited basis, their ongoing operations. As these divested businesses develop or acquire their own foundry and packaging capabilities, our revenue from these sources is expected to decline.

Corporate and Other includes unallocated research expenses not related to any specific business segment, corporate restructuring charges not allocated to High Performance Mixed Signal and Standard Products and other expenses, as well as some operations not included in our two business segments, such as manufacturing, marketing and selling of can tuners through our former joint venture NuTune (which was sold and divested on December 14, 2010) and software solutions for mobile phones (the “NXP Software” business). Revenue recorded in Corporate and Other is primarily generated from the NXP Software business.

B. Business Overview

Our Company

We are a global semiconductor company and a long-standing supplier in the industry, with over 50 years of innovation and operating history. We provide leading High Performance Mixed Signal and Standard Product solutions that leverage our deep application insight and our technology and manufacturing expertise in RF, analog, power management, interface, security and digital processing products. Our product solutions are used in a wide range of automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications. We engage with leading original equipment manufacturers (“OEMs”) worldwide and over 57% of our revenue in 2011 was derived from Asia Pacific (excluding Japan).

Since our separation from Philips in 2006, we have significantly repositioned our business to focus on High Performance Mixed Signal solutions and have implemented a Redesign Program aimed at achieving a world-class cost structure and processes. As of December 31, 2011, we had approximately 23,700 full-time equivalent employees located in at least 30 countries, with research and development activities in Asia, Europe and the United States, and manufacturing facilities in Asia and Europe. For the year ended December 31, 2011, we generated revenue of $4,194 million.

Markets, applications and products

We sell two categories of products, High Performance Mixed Signal product solutions and Standard Products. The first category, which consists of highly differentiated application-specific High Performance Mixed Signal semiconductors and system solutions, accounted for 76% of our total product revenue in 2011. We believe that High Performance Mixed Signal is an attractive market in terms of growth, barriers to entry, relative market share, relative business and pricing stability and capital intensity. The second of our product categories, Standard Products, accounted for 24% of our total product revenue in 2011, and consists of devices that can be incorporated in many different types of electronics equipment and that are typically sold to a wide variety of customers, both directly and through distributors. Manufacturing cost, supply chain efficiency and continuous improvement of manufacturing processes drive the profitability of our Standard Products.

High Performance Mixed Signal

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

We leverage our technical expertise in the areas of RF, analog, power management, interface, security technologies and digital processing across our priority applications markets. Our strong RF capabilities are utilized in our high performance RF for wireless infrastructure and industrial applications, television tuners, car security and entertainment products and contactless identification products. Our power technologies and capabilities are applied in our lighting products, AC-DC power conversion and audio power products, while our ability to design ultra-low power semiconductors is used in a wide range of our products including our consumer, mobile, identification and healthcare products and our microcontrollers. Our high-speed interface design skills are applied in our interface products business, and also in our high-speed data converter and satellite outdoor unit products. Security solutions are used in our identification, microcontroller, telematics and smart metering products and solutions. Finally, our digital processing capabilities are used in our Auto DSPs, the products leveraging our Coolflux ultra-low power DSPs, such as our mobile audio and hearing aid business and our microcontroller based products. In addition, digital processing knowledge is required to design High Performance Mixed Signal solutions that leverage other suppliers and digital processing products.

We focus on developing High Performance Mixed Signal solutions for automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing. The below table provides an overview of our key applications, the leading products we sell into those areas and our key customers and distribution partners.

	Automotive	Identification	Wireless infra structure	Lighting	Industrial	Mobile	Consumer	Computing
Key applications	• Car access & immobilizers • In vehicle networking • Car entertainment • Telematics • ABS • Transmission/ throttle control • Lighting	• Secure identity • Secure transactions • Tagging & authentication	• Wireless base stations • Satellite • CATV infra • Radar	• CFL Lighting • LED Lighting • Back-lighting • Lighting Networks	• Smart metering • White goods & home appliances • Pachinko machines • Medical • Industrial	• Mobile handset • Portable power supplies • Hearing aids	• TV • Satellite, Cable, Terrestrial and IP Set- top boxes • Satellite outdoor units	• Monitor • Power supplies • Personal computer video

Selected market leading positions	• #1 Can/LIN/ Flex Ray in -vehicle networking • #1 passive keyless entry/ immobilizers • #1 car radio • #4 magnetic sensors	• #1 e-Government • #1 Transport & Access management • #2 Banking • #1 NFC • #1 Radio frequency identification	• #2 in HP RF			• #2 Digital Logic	• #1 in TV and set-top-box tuners	• Leader in notebook AC-DC power adaptors • Top 3 in interface, leader in specific niches

Key OEM customers	• Becker • Bosch • Continental • Delphi • Desay • Fujitsu • Harman/ Becker • Hella • Humax • Hyundai • JCAE • Lear • LGE • Microsoft • Panasonic • Pioneer • Sony • Valeo • Visteon • VON	• Advanide • Apple • ASK • Austria • Avery Dennison • Bundesdr • COV • Gemalto • Giesecke • Google • GTO • LGE • Marvell • Oberthur • ORGA • Qualcomm • Samsung • SDU Identification • SEMC • Smartrac	• Alcatel • Andrew Corp. • Arrow • Ericsson • Huawei • NSN • Samsung • ZTE	• Flextronics • Neonlite • Osram • Panasonic • Philips • PLI • Sharp • TCP	• Arrow • BSS • Continental • Electrolux • Emerson • Luxim • Philips • PNK • Rhodeschw • Samsung • Schneider • Siemens • TCP • Xilinx • ZTE	• Apple • Huawei • Lab126 • LGE • Marvell • Motorola • Nokia • Philips • Samsung • SEMC • ST-Ericsson • ZTE	• Broadcom • Canon • Continental • Funai • Huawei • Humax • Konka • LGE • Microsoft • Motorola • Pace • Panasonic • Philips • Sagem • Samsung • Scatlanta • SEMCO • Sony • Technicolor • Thomson	• Apple • Arrow • Cisco • Dell • Emerson • Flextronics • Foxconn • HP • Huawei • Intel • Neonode • Samsung • Western Digital

The customers listed above represent key OEM customers based on two criteria: (1) top ten OEM customers (if ten customers meet the criteria) in terms of revenue in 2010 in the specific application market with revenue of at least $3 million, plus any customer with revenue of over $10 million in that market and (2) top ten existing OEM customers (if ten customers meet the criteria) in terms of realized design wins in 2010 in that application market with a minimum design win value of $5 million.

Our key distributors across these applications are Arrow, Avnet, Future and WPG. These distributors represent our top four distributors in terms of revenue in 2011. In addition, our three catalog and web-based distributors, Digi-key, Mouser and Premier Farrell, are included based on their strategic positions, as they engage early with all of our customers, thereby enabling us to engage early with customers with whom we may not have direct relationships. Also, because of their internet presence and focus, they are the fastest growing segment of distribution and our fastest growing distributors.

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

For the full year 2011, we had High Performance Mixed Signal revenue of $930 million in automotive applications, compared to $931 million in 2010, which represents a 0.1% year over year decline. According to Strategy Analytics, the total market for automotive semiconductors was $21.7 billion in 2010, and projects it will grow at a compounded annual growth rate of 10% between 2010 and 2014. According to Strategy Analytics’ estimates we were the fifth largest supplier of automotive semiconductors worldwide in 2010, and we have increased our market share from 5.8% in 2005 to 6.9% in 2010.

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

On December 6, 2010, we announced a strategic collaboration with Google to provide a complete open source software stack for NFC integration and validation on Gingerbread, the latest version of the Android platform. Google also integrated our NFC controller (PN544) into its newly launched Nexus STM phone, co-developed by Google and Samsung, offering users access to compelling NFC based services and applications. With over 100,000 applications and an extensive community of developers, Android is a growing player in the smart phone and mobile device world. According to Gartner, Android is expected to be the number one smart phone operating system in 2011, with 221 million smart phones sold in that year.

For the full year 2011, we had High Performance Mixed Signal revenue of $698 million in identification applications, compared to $589 million in 2010, which represents an 18.5% year over year growth. The market size for identification ICs was $2.7 billion in 2010, and is expected to grow at a compounded annual rate of 6% to $3.3 billion in 2014.

Wireless infrastructure, lighting and industrial. We have a leading market position in high-performance radio frequency solutions and a strong position in 32-bit ARM microcontrollers, a strong portfolio of lighting drivers and an emerging business in high-speed data converters. Our overall revenue in these businesses was $567 million in 2011 versus $547 million in 2010, which represents a 3.7% year over year growth.

Our leading high-performance radio frequency business mainly provides RF front-end solutions for markets, such as mobile base stations, satellite and CATV infrastructure and receivers, industrial and medical applications, and to a lesser extent addresses the military and aerospace markets. We have a leading position in Power Amplifiers and a top 3 position in Small Signal RF discretes and RF ICs for consumer electronics and cable television infrastructure, while we have emerging businesses in RF ICs for mobile base stations, monolithic microwave ICs (“MMICs”) and low noise amplifiers (“LNAs”). Our leadership is based on our world-class proprietary RF process technologies and technology advancements that drive overall system performance, such as power scaling in mobile base stations. We are engaged with the majority of the largest customers in mobile base stations and in several other application areas. Key growth drivers for our high-performance RF business include infrastructure build-outs driven by the substantial growth in mobile data use and digital broadcast adoption, infrastructure development of developing countries, including China, new radar implementations, and our expansion into new product markets such as mobile base station RF ASICs, and wireless communications infrastructure MMICs and LNAs. The market for RF and microwave components, excluding handsets, computing and automotive, which we believe corresponds best with the high-performance RF market, is estimated to be $1.9 billion in 2010. This market is projected to grow at a compounded annual growth rate of 8% to $2.6 billion in 2014.

In lighting, we are the leader in high-intensity discharge drivers, and have emerging positions in CFL and LED drivers. In CFL, we are helping to create an entirely new market for lighting ICs by developing a dimmable CFL lighting driver that replaces existing solutions based on discrete components. Our solution allows midsize lighting OEMs and ODMs to eliminate most of the quality issues that have historically plagued CFL light bulbs, while offering a smaller form factor and new features, such as deep dimming and fast start-up time. Our strength in lighting ICs is based on our leading-edge high-voltage power analog process technologies and system optimization concepts, such as our patented technology to develop sensors-less temperature-controlled LED drivers. According to Datapoint Research Ltd. (2011), the lighting control and power supply/output IC market (excluding microcontrollers) will grow from $1.2 billion in 2010 to $3.3 billion in 2014, which corresponds to a 28% compounded annual growth rate. The lighting IC market is a high growth market, partly driven by government regulations around the world that ban or discourage the use of incandescent light bulbs and encourage or mandate CFL and LED lighting solutions and by energy-savings conscious customers.

In microcontrollers, we have a strong position in multi-purpose 32-bit ARM microcontrollers serving a broad array of applications, including smart metering, white goods, home appliances and various industrial applications. ARM processor cores have been gaining momentum in the general purpose MCU market during the past few years. Our competitive advantage is based on our strategic relationship with ARM, which often makes us the launching partner for its new ARM microcontroller cores, our rich portfolio of analog and security IP, which we integrate with the ARM core into a family of microcontroller products, and our distribution leverage based on our ability to offer a full microcontroller software development kit on a USB stick for approximately $30, compared to traditional software development kits which cost hundreds to thousands of dollars. Our latest ARM Cortex M0-based product achieves pricing levels that places it squarely in competition with 8-bit microcontrollers, while offering better performance in terms of processing speed and system power consumption. This should start expanding the addressable market for 32-bit ARM microcontrollers at the expense of 8-bit ARM microcontrollers. Gartner estimates the market for 32-bit ARM microcontrollers to be $4.8 billion in 2010, and expects a compounded annual growth rate of 7% between 2010 and 2014.

In high-speed data converters, we have developed a high-performance 14/16-bit data converter platform, and were the first to implement the JEDEC high-speed digital serial interface in our products. Our innovative data converter solutions enable our customers to achieve significant breakthroughs in system performance, size and cost reduction, and time-to-market. Due to our strength in small-signal RF products, RF power amplifiers and high-speed data converters, we are unique in covering all component markets involved in designing RF front-end solutions for the wireless communications infrastructure market. Beyond this market segment, our high-speed data converters can be used in a broad range of industrial equipment designs, including medical imaging. The market for data converters for industrial and mobile communications infrastructure is projected to grow at a compounded annual growth rate of 10% between 2010 to 2014, from $0.8 billion to $1.2 billion.

Mobile, Consumer and Computing. We are the market leader in TV front-end solutions, a top three supplier in the fragmented interface market and a leader in digital logic. In addition, we have strong positions in selected niche segments of AC-DC power conversion and personal healthcare markets. We are engaged in development activities and standard setting initiatives with many of the innovation leaders in each of these markets. Our overall High Performance Mixed Signal revenue in these businesses was $711 million in 2011, compared to $779 million in 2010, which represents an 8.7% year over year decline.

We have a leading position in high efficiency AC-DC power conversion ICs for notebook personal computers (our “green chip” solutions), and are expanding our offering into mobile device chargers. Our strength in AC-DC power conversion is based on our leading edge high-voltage power analog process technologies and engineering capabilities in designing high efficiency power conversion products. Due to worldwide conservation efforts, many countries, states and local governments have adopted regulations that increase the demand for higher power efficiency solutions in computing and consumer applications, especially in power conversion. The market for power analog ICs for battery chargers for data processing and portable devices is expected to grow at a compounded annual rate of 11%, from $0.27 billion in 2010 to $0.41 billion in 2014.

Our TV front-end products are used in the TV reception and tuning sub-systems of televisions and set-top boxes. We are the leader in the mature markets for IF and MOPLL IC products, which are placed into traditional can tuner modules, and the growing market for silicon tuner products, which are replacing can tuners. In addition, we are pursuing new businesses such as digital outdoor units and full spectrum radio solutions. Our market strengths are our specialty RF process technology, decades of experience in designing tuners that work under all broadcasting standards and conditions across the world, and our innovations in new broadcasting standards. Key growth drivers for our products in these markets include the adoption of silicon tuners by TV manufacturers, penetration of new broadcast standards such as DVB-T2, DVC-C2 and DOCSIS 3.0, and the adoption of multi-tuner applications. With the transition of outdoor satellite units from analog to digital, we are succeeding in replacing incumbent suppliers in those solutions, and we expect customers in the United States to start adopting wide spectrum reception solutions. We estimate the market for silicon tuners and TV front-end products to grow at a compounded annual growth rate of 0% between 2010 and 2014, with $0.60 billion in 2010, according to an internal company model that takes into account a declining market for ICs incorporated in can tuners and a growing market for silicon tuners, outdoor units and full spectrum radios.

The interface products market is highly fragmented with niche markets around each of the established interface standards, where overall we are a top 3 player. Our products address 11 of the 17 interface standards segments that we define to encompass the interface products market and we serve various applications across the mobile, computing, pachinko, e-metering and automotive markets. We have broad product portfolios in five of our 11 addressed interface segments, being UARTs and bridges, I2C and SPI LED controllers, low power real-time clocks and watch ICs, HDMI switches and transceivers, and display port multiplexers. Our core competencies are the design of high speed interfaces, high voltage design needed for LED and LCD drivers, ultra low power design for real-time clocks and watch ICs, and our ability to engage with leading OEMs in defining new interface standards and product designs. While we engage with leading OEMs to drive our innovation roadmaps, we generate the majority of our revenue by subsequently selling these products to a very broad customer base, which we serve through our distribution channel. Key growth drivers will be the adoption rate of new high-speed interface standards such as display port, and LED, smart meter and display card market growth. Specifically, in display port, we are engaged in development activities and standard setting initiatives with many of the innovation leaders in this market. The interface products market is projected to grow at a 3% compounded annual rate between 2010 and 2014, from a revenue base of $2.8 billion in 2010 to $3.2 billion in 2014.

We have a leading digital logic components business, which we leverage in a large number of our High Performance Mixed Signal solutions. We offer several product families for low-voltage applications in communication equipment, personal computers, personal computer peripherals and consumer and portable electronics. Our 3V and 5V families hold a leading share of the logic market. We are currently expanding the higher margin product range in this business by expanding, among others, our switches and translators (or custom logic) portfolio and optimizing our manufacturing. Gartner sizes the standard logic market at $1.7 billion in 2010, estimated to grow to $1.9 billion in 2014, which corresponds to a compounded annual growth rate of 3%.

In addition, we have two emerging product development areas, one focused on developing ICs for personal healthcare applications and the other focused on the mobile audio market. Currently, our personal healthcare revenue is generated by our hearing aid products, which leverage our proprietary ultra low power Coolflux DSP, our low power audio IC design capabilities and our magnetic induction radio technology. We design customer-specific ICs for major hearing aid OEMs, and many of these customers fund our product development efforts. Our mobile audio business leverages many of the same core technologies and competencies, where we work closely with a number of large smart phone OEMs to define audio chips with increasing levels of silicon integration.

Standard Products

Our Standard Products business supplies a broad range of standard semiconductor components, such as small signal discretes, power discretes and integrated discretes, which we largely produce in dedicated in-house high-volume manufacturing operations. Our small signal and power discretes businesses offer a broad portfolio of standard products, using widely-known production techniques, with characteristics that are largely standardized throughout the industry. Our Standard Products are often sold as separate components, but in many cases, are used in conjunction with our High Performance Mixed Signal solutions, often within the same subsystems. Further, we are able to leverage customer engagements where we provide standard products devices, as discrete components, within a system to identify and pursue potential High Performance Mixed Signal opportunities.

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

Our key product applications, markets and customers are described in the table below.

	Discretes	Integrated Discretes
Key applications	• SS Transistors and Diodes • SS MOS • Power MOS • Bipolar Power Transistors • Thyristors • Rectifiers	• ESD protection devices

Key product markets	• All applications	• Mobile handsets • Personal computers • Consumer electronics

Key OEM and electronic manufacturing services (EMS) customers	• Bosch • Continental • Delphi • Flextronics • Nokia • Samsung Mobile	• Apple • Asustek • Motorola • Nokia • Oppo BK • Quanta • Sharp • Sony/Sony Ericsson • TCL

The customers listed above represent our largest OEM and electronic manufacturing services customers based on 2010 revenue in the specified key product markets. For Integrated Discretes, it includes our top four mobile handset customers, our top two OEM customers who use our products in consumer applications and our top two personal computers customers. For Discretes, the list includes all our OEM and EMS customers with revenue of over $15 million.

Key distributors across these applications are Arrow, Avnet, Future and WPG. These distributors represent our top four distributors in terms of revenue in 2011. In addition, our three catalog and web-based distributors, Digi-key, Mouser, Premier Farrell, are included based on their strategic positions, as they engage early with all of our customers, thereby enabling us to engage early with customers with whom we may not have direct relationships. Also, because of their internet presence and focus, they are the fastest growing segment of distribution and our fastest growing distributors.

In 2011, our Standard Products business generated net revenue of $925 million, compared to $848 million in 2010, which represents a 9.1% year over year growth. The market for discretes, excluding RF & Microwave, is expected to grow at a compounded annual rate of 6%, from $18.6 billion in 2010 to $23.4 billion in 2014.

Discretes. We are the number two global supplier of small-signal discretes, with one of the broadest product portfolios in the industry. We have been gaining market share in small signal transistors and diodes over the past few years due to our strong cost competitiveness, supply chain performance, leverage of our OEM relationships and a broadening portfolio. We are focusing on expanding our share of higher margin products in this business. In addition, we are also building a small signal MOSFET product line, which leverages our small signal transistors and diodes packaging operations and strong customer relationships. In addition to our small signal discretes products, we have a Power MOSFET product line, which is focused on the low-voltage segment of the market. The majority of our revenue in Power MOSFETs is to automotive customers. We have recently introduced a new range of general purpose Power MOSFET products in our Trench 6 manufacturing process, and our automotive revenues have rebounded from the low levels experienced in the first half of 2009 due to the economic recovery. Finally, we have small bipolar power, thyristor and rectifier product lines, which are focused on specific applications, such as white goods and lighting, and are sold as part of our overall High Performance Mixed Signal application solutions.

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

Sound Solutions. On July 4, 2011 we sold our Sound Solutions business to Knowles Electronics for $855 million in cash. As part of that deal, Knowles Electronics entered into a supplier agreement with NXP for Mobile Audio ICs like MEMS microphone drivers and smart speaker drivers.

Manufacturing

We manufacture integrated circuits and discrete semiconductors through a combination of wholly owned manufacturing facilities, manufacturing facilities operated jointly with other semiconductor companies and third-party foundries and assembly and test subcontractors. Our manufacturing operations primarily focus on manufacturing and supplying products to our High Performance Mixed Signal and Standard Products businesses. We manage our manufacturing assets together through one centralized organization to ensure we realize scale benefits in asset utilization, purchasing volumes and overhead leverage across businesses.

In addition, on a limited basis, we also produce and sell wafers and packaging services to our divested businesses (currently Trident, ST-Ericsson and DSPG) in order to support their separation and, on a limited basis, their ongoing operations. As these divested businesses develop or acquire their own foundry and packaging capabilities, our revenue from these sources is expected to decline. We currently have three agreements relating to servicing our divested businesses. The term of the agreements in each case is three years. Our agreement with DSPG expired in December 2010 (although we have an ongoing obligation to supply services relating to certain specialty processes until December 2014), our original agreement with ST-Ericsson expired in August 2011, but was extended until the end of 2012 and our agreement with Trident expires in January 2013. In the future, we expect to outsource an increased part of our internal demand for wafer foundry and packaging services to third-party manufacturing sources in order to increase our flexibility to accommodate increased demand mainly in our High Performance Mixed Signal and to a lesser extent in Standard Products businesses.

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

Our back-end manufacturing facilities test and package many different types of products using a wide variety of processes. To optimize flexibility, we use shared technology platforms for our back-end assembly operations. Most of our assembly and test activities are maintained in-house, as internal benchmarks indicate that we achieve a significant cost advantage over outsourcing options due to our scale and operational performance. In addition, control over these processes enables us to deliver better supply chain performance to our customers, providing us with a competitive advantage over our competitors who rely significantly on outsourcing partners. Finally, a number of our High Performance Mixed Signal products enjoy significant packaging cost and innovation benefits due to the scale of our Standard Products business, which manufactures tens of billions of units per year.

The following table shows selected key information with respect to our major front-end and back-end facilities:

Site	Ownership	Wafer sizes used	Line widths used (vm)	Technology
			(Microns)
Front-end
Singapore(1)	61.2%	8”	0.14-0.25	CMOS
Jilin, China(2)	60%	5”	>4	Bipolar
Nijmegen, the Netherlands	100%	8”	0.14-0.80	CMOS, BiCMOS, LDMOS
Nijmegen, the Netherlands(3)	100%	6”	0.50-3.0	CMOS
Hamburg, Germany	100%	6”/8”	0.5-3.0	Discretes, Bipolar
Manchester, United Kingdom	100%	6”	0.5	Power discretes
Back-end(4)
Kaohsiung, Taiwan	100%	—	—	Leadframe-based packages and ball grid arrays
Bangkok, Thailand	100%	—	—	Low-pin count leadframes
Hong Kong, China(5)	100%	—	—	Pilot factory discrete devices
Guangdong, China	100%	—	—	Discrete devices
Seremban, Malaysia	100%	—	—	Discrete devices
Cabuyao, Philippines	100%	—	—	Power discretes, sensors and RF modules processes

(1)	Joint venture with TSMC; we are entitled to 60% of the joint venture’s annual capacity.
(2)	Joint venture with Jilin Sino-Microelectronics Co. Ltd.; we own 60% of the joint venture’s annual capacity.
(3)	Announced to close in 2012.
(4)	In back-end manufacturing we entered into a joint venture with ASE in Suzhou (ASEN), in which we currently hold a 40% interest.
(5)	Announced to close in 2012.

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

In addition to our semiconductor fabrication facilities, we also operated certain non-semiconductor manufacturing plants, which produced mobile speakers for our former Sound Solutions business and can tuners for the NuTune joint-venture with Technicolor. We sold both these businesses (NuTune in December 2010 and the Sound Solutions business in July 2011), and as such, the dedicated related fabrication facilities have moved to the acquirers of those businesses.

Corporate and Other

We also sold can tuners through our former joint venture NuTune and software solutions for mobile phones through our NXP Software business. On December 14, 2010, we sold our NuTune joint-venture to AIAC and therefore its results were only consolidated up to that date. NuTune represented approximately half of Corporate and Other revenue in 2010.

The NXP Software solutions business develops audio and video multimedia solutions that enable mobile device manufacturers to produce differentiated hand held products that enhance the end-user experience. Our software has been incorporated into over 750 million mobile devices produced by the world’s leading mobile device manufacturers.

Sales, Marketing and Customers

We market our products worldwide to a variety of OEMs, ODMs, contract manufacturers and distributors. We generate demand for our products by delivering High Performance Mixed Signal solutions to our customers, and supporting their system design-in activities by providing application architecture expertise and local field application engineering support. We have 36 sales offices in 20 countries.

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

Our sales and marketing strategy focuses on deepening our relationship with our top OEMs and electronic manufacturing service customers and distribution partners and becoming their preferred supplier, which we believe assists us in reducing sales volatility in challenging markets. We have long-standing customer relationships with most of our customers. Our 10 largest direct customers are Apple, Bosch, Continental, Delphi, Giesecke/Devrient, Harman/Becker, Hua Wei, Nokia, Samsung and ZTE. When we target new customers, we generally focus on companies that are leaders in their markets either in terms of market share or leadership in driving innovation. We also have a strong position with our distribution partners, being the number two semiconductor supplier (other than microprocessors) through distribution worldwide. Our key distribution partners are Arrow, Avnet, Future, SAC, Vitec, WPG and Yuban.

Based on total revenue during 2011, excluding the divestiture of our Sound Solutions business and revenue from Manufacturing Operations, our top 40 direct customers accounted for 39% of our total revenue, our ten largest direct customers accounted for approximately 21% of our total revenue and no customer represented more than 7% of our total revenue. We generated approximately 30% of our total revenue through our four largest distribution partners, and another 21% with our other distributors.

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

The basis on which we compete varies across market segments and geographic regions. Our High Performance Mixed Signal businesses compete primarily on the basis of our ability to timely develop new products and the underlying intellectual property and on meeting customer requirements in terms of cost, product features, quality, warranty and availability. In addition, our High Performance Mixed Signal system solutions businesses require in-depth knowledge of a given application market in order to develop robust system solutions and qualified customer support resources. In contrast, our Standard Products business competes primarily on the basis of manufacturing and supply chain excellence and breadth of product portfolio.

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

Set forth below are descriptions of the Company’s most important legal proceedings pending as of December 31, 2011, for which the related loss contingency is either probable or reasonably possible, including the legal proceedings for which accruals have been made:

*	Three former employees of Signetics Corp, a predecessor of NXP Semiconductors USA, Inc. and their respective children each separately filed various counts against NXP Semiconductors USA, Inc. (negligence, premises liability, strict liability, abnormal and ultrahazardous activity, willful and wanton misconduct and loss of consortium) asserting exposure to harmful chemicals and substances while the employees concerned were working in a factory “clean room” of Signetics Corp., resulting in alleged physical injuries and eventual birth defects to their children (cases No. N09C-10-032 JRJ, N10C-05-137 JRJ and 1-10-CV-188679). Initial discovery has commenced by both sides in above mentioned cases. Actual substantive responses are pending. Trial dates for Case No. N09C-10 032 and Case No. N10C-05-137 have been set at October 7, 2013 and April 28, 2014, respectively. No trial date has been set in Case No. 1-10-CV-188679 yet.

*	Norit Winkelsteeg B.V. and Vitens N.V. alleged that NXP Semiconductors Netherlands B.V. breached a contract it had entered into with them to build a so-called “permeate-water” factory or, in the alternative, had terminated negotiations to enter into such contract in bad faith. Claimants hold NXP Semiconductors Netherlands B.V. liable for all costs, expenses and damages, including loss of profit. In an interim judgment dated January 27, 2009, the Court of Appeal in Arnhem, the Netherlands, recognized that part of the claim related to costs and expenses could be awarded but the Court further stated that reticence must be observed in awarding compensation for loss of profits. Court appearance is adjourned.

*	In 2007, certain former employees of NXP Semiconductors France SAS employed by a subsidiary of the DSP Group, Inc. filed a claim against NXP Semiconductors France SAS before the Tribunal de Grande Instance in an emergency procedure (procédure de référé) to demand re-integration within NXP Semiconductors France SAS, following the closure of the DSP Group’s activities in France and the consequent termination of their employment agreements. The claim was rejected by the Tribunal de Grande Instance. The employees concerned then brought the same claim before the Social Court (Conseil de Prud’hommes) in Caen which, on April 27, 2010, also ruled in favor of NXP Semiconductors France SAS. The claimants filed for an appeal in last resort on May 18, 2010, which is still pending.

*	ILM Technologies France S.à.r.l. and AMO Consulting S.à.r.l. filed a complaint against NXP Semiconductors France SAS with the Commercial Court (Tribunal de Commerce) of Mans, in France, in November 2007 for breach of a services contract without cause. ILM Technologies France S.à.r.l. and AMO Consulting S.à.r.l. lost the case in first instance on March 30, 2009 and, in appeal on October 19, 2010, before the Court of Appeal (Cour d’Appel) in Angers, France. ILM Technologies France S.à.r.l and AMO Consulting S.à.r.l. filed for appeal in last resort with the Supreme Court (Cour de Cassation), which is still pending.

In addition, on January 7, 2009, the European Commission issued a release in which it confirmed it had started an investigation in the smart card chip sector. The European Commission has reason to believe that the companies concerned may have violated European Union competition rules prohibiting certain practices such as price fixing, customer allocation and the exchange of commercially sensitive information. As one of the companies active in the smart card chip sector, NXP is subject to this ongoing investigation and is assisting the regulatory authorities in this investigation. The investigation is in its initial stage and it is currently not possible to reliably estimate its outcome.

For an overview of how we account for these legal proceedings, see “Part I—Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Critical Accounting Estimates—Legal Proceedings” contained elsewhere in this annual report.

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

Soil and groundwater contamination has been identified at our property in Hamburg, Germany. At our Hamburg location, the remediation process has been ongoing for several years and is expected to continue for several years.

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

Asbestos contamination has been found in certain parts of our properties in Manchester in the United Kingdom and in Nijmegen, the Netherlands. In the United Kingdom, we will be required to dispose of the asbestos when the buildings currently standing on the property are demolished. We estimate our potential liability will not be material. In the Netherlands, we will be required to remediate the asbestos contamination at a leased property, upon termination of the lease. The lease is not expected to end soon and we estimate the cost of remediation will not be material.

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

CORPORATE STRUCTURE

The following chart reflects our corporate structure as of December 31, 2011.

Public investors
Private Investors (1)
PPTL Investment LP (2)
Employees, Directors and Management Foundations (3)
NXP Semiconductors N.V. (the Issuer)
NXP B.V.
Indebtedness
• Secured Revolving Credit Facility/Forward Start Revolving Credit Facility
• Term Credit Facility
• Super Priority Notes
• Secured Notes
• Unsecured Notes
Material Subsidiaries
NXP Semiconductors Netherlands B.V.
NXP Semiconductors Austria GmbH
NXP Semiconductors France SAS
NXP Semiconductors Germany GmbH
NXP Semiconductors Hong Kong Ltd.
NXP Semiconductors Philippines Inc.
NXP Semiconductors Singapore Pte. Ltd.
NXP Semiconductors Taiwan Ltd.
NXP Manufacturing (Thailand) Ltd.
NXP Semiconductors UK Ltd.
NXP Semiconductors USA Inc.
Joint Ventures and Alliances
• Systems on Silicon Manufacturing Company Pte. Ltd. ("SSMC")
• ASEN Semiconductors Co. Ltd. ("ASEN")
• Advanced Semiconductor Manufacturing Corporation Ltd. ("ASMC")
• Jilin NXP Semiconductors Ltd. ("Jilin")
• Trident Microsystems Inc. ("Trident")

(1)	Includes the Private Equity Consortium, as well as certain co-investors. Some of our co-investors have recently sold all or part of their shares of our common stock, in accordance with the applicable securities law exemptions from registration.
(2)	On October 29, 2010, PPTL Investment LP purchased shares of common stock from Philips Pension Trustees Limited. The latter had purchased these shares of common stock from Royal Philips Electronics on September 7, 2010.
(3)	For a more detailed description of our management equity stock option plan (“Management Equity Stock Option Plan”) and our Long-Term Incentive Plans 2010 and 2011, see “Part I—Item 6.Management—B. Compensation—Share Based Compensation Plans”.

D. Property, Plant and Equipment.

NXP uses 62 sites in 27 countries with approximately 23,700 full-time employees, 8.9 million square feet of total owned and leased building space of which 5.1 million square feet is owned property.

The following table sets out our principal real property holdings as of December 31, 2011:

Location	Use	Owned/leased	Building space (square feet)
Eindhoven, the Netherlands	Headquarters	Leased	248,753
Hamburg, Germany	Manufacturing	Owned	766,074
Nijmegen, the Netherlands	Manufacturing	Owned	2,031,365
Singapore	Manufacturing	Leased	841,048
Bangkok, Thailand	Manufacturing	Owned	604,231
Cabuyao, Philippines	Manufacturing	Owned	444,086
Kaohsuing, Taiwan	Manufacturing	Leased	338,118
Kaohsuing, Taiwan	Manufacturing	Owned	525,681
Manchester, United Kingdom	Manufacturing	Owned	221,787
Jilin, China(1)	Manufacturing	Leased	138,783
Hong Kong, China	Manufacturing	Leased	289,990
Guangdong, China	Manufacturing	Leased	924,544
Seremban, Malaysia	Manufacturing	Owned	291,037

(1)	Leased by the Jilin joint venture.

In addition to the foregoing, we own or lease over 51 additional sites around the world for research and development, sales and administrative activities.

The following is a summary of the terms of our material lease agreements:

SSMC leases 841,048 square feet of space at 70 Pasir Ris Drive 1 in Singapore from Jurong Town Corporation for use as a manufacturing facility. The lease commenced on June 1, 1999 for a term of 30 years at an annual rental rate of 1,484,584 Singapore Dollars ($1,146,378), which amount is subject to revision up to, but not exceeding, 5% of the yearly rent for the immediately preceding year, on the anniversary of the lease commencement date.

We lease 924,544 square feet of manufacturing space through our subsidiary, NXP Semiconductors Guangdong Ltd., at Tian Mei High Tech, Industrial Park, Huang Jiang Town, Dongguan City, China, from Huangjiang Investment Development Company (“Huangjiang”). The lease commenced on October 1, 2003 for a term of 13 years at an annual rental rate calculated to be the greater of: (a) a yearly rental rate of RMB96 ($15) per square meter or (b) a yearly rent equal to 13% of the actual construction cost of the leased facility. The rental amount is subject to revision on an annual basis, subject to the interest rate Huangjiang must pay for loans used in the construction of the facilities agreed upon in the lease.

We lease 187,234 square feet of public land and manufacturing space through our subsidiary, NXP Semiconductors Taiwan Ltd., located in Nanzi Manufacturing and Export Zone, Taiwan, from the Export Processing Zone Administration, Ministry of Economic Affairs. We lease the manufacturing space and its associated parcels of land in a series of leases, the earliest of which commenced on March 13, 2000 and the last of which expires on September 30, 2018. Our monthly rental rate on the combined leases is 3,582,979 New Taiwan Dollars ($118,35) per month plus a 5% business tax applicable thereto as from July 1, 2008.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

A. Operating results.

Basis of Presentation

Reporting Segments

We are a global semiconductors company and leading provider of High Performance Mixed Signal and Standard Product solutions that leverage our leading RF, Analog, power management, interface, security and digital processing expertise. These innovations are used in a wide range of automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications.

We have operations in more than 27 countries and our business is organized into three reportable segments: two market-oriented business segments, High Performance Mixed Signal (“HPMS”) and Standard Products (“SP”), and one other reportable segment, Manufacturing Operations. Corporate and Other represents the remaining portion to reconcile to the consolidated statements along with the divested Home activities, which were divested in 2010. See “Part I—Item 4. Information on the Company—A. History and Development of the Company—Reporting Segments”.

Recent Developments

On February 16, 2012, we announced that our subsidiaries, NXP B.V. and NXP Funding LLC, entered into the 2019 Term Loan. The transaction is scheduled to fund on or before March 19, 2012. This new long-term debt has a seven year maturity, has a margin of 4% above LIBOR, with a LIBOR floor of 1.25%, and was priced at 98.5% of par. The covenants of the 2019 Term Loan are substantially the same as those contained in our 2017 Term Loans. We intend to use the proceeds from the 2019 Term Loan, together with available borrowing capacity under the Revolving Credit Facility, to redeem all of our outstanding euro-denominated 8 5/8% Senior Notes due October 2015 and U.S. dollar-denominated 9 1/2% Senior Notes due October 2015, for a total amount of approximately $775 million.

On January 4, 2012, Trident Microsystems, Inc., (“Trident”) of which we currently hold 57% of the stock, filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Although the outcome of the procedure is difficult to determine at this date, it has been announced that Trident and Entropic Communications Inc. (“Entropic”) have reached an agreement on the sale of Trident’s set-top-box business (which constituted part of the consideration we used to purchase its common stock) to Entropic. At this time, the long-term impact to revenue associated with manufacturing services provided and goods supplied by NXP to Trident group companies, and potentially to Entropic, is not known.

Treasury shares

As announced on July 29 and August 17, 2011, we started a stock repurchase program to repurchase shares to cover in part employee stock options and equity rights under our long term incentive plans. Under the repurchase program, we may repurchase up to 8 million shares of our common stock from time to time in both privately negotiated and open market transactions, subject to management’s evaluation of market conditions, terms of private transactions, the best interests of our shareholders, applicable legal requirements and other factors. There is no guarantee as to the exact number of shares that will be repurchased under the stock repurchase program, and we may terminate the repurchase program at any time. In connection with our share repurchase programs, shares that have been repurchased are held in treasury for delivery upon exercise of options and under restricted share programs and are accounted for as a reduction of stockholders’ equity. As at December 31, 2011, 3,915,144 shares were held in treasury under this program.

Secondary Offering of Common Stock

After our IPO in August 10, 2010 of 34 million shares of common stock on the NASDAQ Global Select Market under the ticker “NXPI”, certain of our stockholders offered an additional 30 million shares of our common stock on March 31, 2011, which was priced at $30.00 per share. The underwriters of the offering exercised in full their option to purchase from the selling stockholders up to 4,431,000 additional shares of common stock at the secondary offering price. We did not receive any proceeds from this secondary offering. The settlement date for the offering was April 5, 2011.

Factors Affecting Comparability

Economic Situation

In 2011, the massive earthquake in Japan followed by a tsunami, a major flood in Thailand and the global weakening of the economic climate had an impact on the demand and supply in the semiconductor market and has negatively impacted our revenues and profitability in the year 2011. In the year 2010, an overall market recovery from the global economic downturn, which started in the second half of 2008 and continued through 2009, had a positive impact on our revenues and profitability. For more information on trends and other factors affecting our business see “Part I – Items 3. Key Information – D. Risk Factors”.

Restructuring and Redesign Program

Since our separation from Philips, we have taken significant steps to reposition our businesses and operations through a number of acquisitions, divestments and restructurings. As a result of the Redesign Program and other restructurings, costs were reduced significantly, driven by lower costs in manufacturing, research and development and selling, general and administrative activities. Between 2008 and 2011, we executed our Redesign Program to refocus and resize our business in response to a challenging economic environment. and achieved approximately $928 million in annualized savings, as compared to our annualized third quarter results for 2008, which was the quarter during which we contributed our wireless operations to ST-NXP Wireless. Between 2008 and 2011, $727 million has been paid related to the Redesign Program and other restructuring activities.

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

Certain of these restructuring and other incidental items are recorded in our cost of revenue, which affects our gross profit and operating income, while certain other restructuring and other incidental items are recorded in our operating expenses, which only affect our operating income.

Net investment hedge accounting

The Company has applied net investment hedge accounting since May, 2011. The U.S. dollar exposure of the $1.7 billion net investment in U.S. dollar functional currency subsidiaries has been hedged by our U.S. dollar denominated notes. As a result, in 2011, a charge of $203 million was recorded in other comprehensive income, relating to the foreign currency result on the U.S. dollar notes that are recorded in a euro functional currency entity. Absent the application of net investment hedge accounting this amount would have been recorded as a loss within financial income (expense) in the statement of operations.

Capital Structure

As of December 31, 2011, the book value of our total debt was $3,799 million and included $52 million of short-term debt and $3,747 million of long-term debt. This is $752 million lower than the book value of total debt of $4,551 million as of December 31, 2010.

In 2011, we entered into the 2017 Term Loans dated March 4, 2011 and November 18, 2011, and issued new Dollar Floating Rate Secured Notes pursuant to a senior secured indenture dated as of November 10, 2011, which increased the book value of our long term debt by $1,584 million. In addition, other new borrowings increased long-term debt by $6 million.

The effect of foreign currency differences on long-term debt was negligible, whereas an accrual of debt discount increased long-term debt by $19 million in 2011. Other effects caused a decrease of $15 million, mainly representing the increase in the current portion of long-term debt, which decreased the book value of long-term debt by $12 million.

In 2011, through a combination of individually negotiated buybacks and debt redemptions, we were able to reduce the book value of our long-term debt by $1,975 million.

Furthermore, total debt was also reduced in 2011 by $371 million in short-term debt, of which $400 million consisted of a repayment under our Secured Revolving Credit Facility.

As a result of the newly issued long-term debt and the debt buybacks and redemptions, our full year net interest expense was reduced from $359 million in 2009 to $318 million in 2010 and to $307 million in 2011.

The total cash used for individually negotiated debt buybacks in 2011 amounted to $1,997 million, resulting in a total recognized loss of $32 million on these transactions, compared to a gain of $57 million during 2010. Principal other payments on long-term debt amounted to $10 million. The net cash proceeds from the issuance of long-term debt amounted to $1,578 million.

Impairment of Goodwill and Other Intangibles

Our goodwill is tested for impairment on an annual basis in accordance with ASC 350, “Intangibles—Goodwill and Other”. Based on the impairment analysis in the fourth quarter of 2011, we have concluded that no impairment is required because the fair value significantly exceeded the carrying value. No impairment was required in 2010.

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

Other Significant Acquisitions

Since its Formation, NXP has acquired various companies and businesses. These acquisitions have been accounted for using the acquisition method, and the respective purchase prices have been “pushed down” within the NXP group and allocated to the fair value of the assets acquired and the liabilities assumed. This has also resulted in an allocation to goodwill for the excess of the purchase price over the estimated fair value of the net assets acquired. The related goodwill is not amortized but included in the annual impairment test. Adjusting the carrying value of the assets acquired in the Formation and subsequent acquisitions to their fair value has had an adverse effect on our operating income for various reporting periods, stemming from amortization charges on intangible assets and higher depreciation charges on tangible fixed assets that are the result of acquisition accounting effects.

The cumulative net effect resulting from the application of acquisition accounting is recorded in the financial statements with the term “PPA effect”. This effect is calculated taking into account the fact that any divestments and impairments in any particular reporting period reduce the amortization and depreciation charges going forward. Impairment losses are not part of the PPA effect.

Divestments

•	2011

On July 4, 2011, we sold our Sound Solutions business (formerly included in our SP segment) to Knowles Electronics for $855 million in cash. The transaction resulted in a gain of $414 million, net of post-closing settlements, transaction-related costs, including working capital settlements, cash divested and taxes, which is included in income from discontinued operations. The consolidated financial statements have been reclassified for all periods presented to reflect the Sound Solutions business as a discontinued operation.

•	2010

On December 20, 2010, we completed the sale of our 55% shareholding in the NuTune joint venture. This joint venture represented the combination of our can tuner modules operation with those of Technicolor (formerly Thomson S.A.).

In September 2010, we sold all of the Virage Logic Corporation (“Virage Logic”) shares that we held.

On February 8, 2010, we completed the transaction to sell the television systems and set-top-box business lines, which were included in our former business segment Home, to Trident Microsystems, Inc. in exchange for outstanding common stock of Trident. The transaction consisted of the sale of our television systems and set-top-box business lines, together with an additional net payment of $54 million (of which $7 million was paid subsequent to the closing date) to Trident, for a 60% shareholding in Trident, valued at $177 million based on the quoted market price at the transaction date. Trident was listed on the NASDAQ in the United States at that time. Currently, we hold approximately 57% of the outstanding common stock of Trident. Our ownership interest was diluted as a result of Trident’s issuance of share capital. On January 4, 2012, Trident filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code, and was subsequently delisted from the NASDAQ.

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

Research and Development

The divestment of our Home Activities in 2010 resulted in a reduction of our research and development expenses. These divested activities accounted for $239 million in 2009 and $16 million until February 8, 2010. This reduction in research and development expenses is in addition to our cost savings from the Redesign Program.

Statement of Operations Items

Revenue

Our revenue is primarily derived from sales of our semiconductor and other components to OEMs and similar customers, as well as from sales to distributors. Our revenue also includes sales from wafer foundry and packaging services to our divested businesses, which are reported under our segment Manufacturing Operations.

Cost of Revenue

Our cost of revenue consists primarily of the cost of semiconductor wafers and other materials, and the cost of assembly and test. Cost of revenue also includes personnel costs and overhead related to our manufacturing and manufacturing engineering operations, related occupancy and equipment costs, manufacturing quality, order fulfillment and inventory adjustments, including write-downs for inventory obsolescence, gains and losses due to conversion of accounts receivable and accounts payable denominated in currencies other than the functional currencies of the entities holding the positions, gains and losses on cash flow hedges that hedge the foreign currency risk in anticipated transactions and subsequent balance sheet positions, and other expenses.

Gross Profit

Gross profit is our revenue less our cost of revenue, and gross margin is our gross profit as a percentage of our revenue. Our revenue includes sales from wafer foundry and packaging services to our divested businesses, which are reported under our segment Manufacturing Operations. In accordance with the terms of our divestment agreements, because the sales to our divested businesses are at a level approximately equal to their associated cost of revenue, there is not a significant contribution to our gross profit from these specific sales and hence they are dilutive to our overall company gross margin. As these divested businesses develop or acquire their own foundry and packaging capabilities, our revenue from these sources is expected to decline, and, therefore, the dilutive impact on gross profit is expected to decrease over time.

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

Selling Expenses

Our sales and marketing expense consists primarily of compensation and associated costs for sales and marketing personnel including field application engineers and overhead, revenue commissions paid to our independent sales representatives, costs of advertising, trade shows, corporate marketing, promotion, travel related to our sales and marketing operations, related occupancy and equipment costs and other marketing costs.

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

Extinguishment of Debt

Extinguishment of debt is the gain or loss arising from the exchange or repurchase of our notes, net of write downs for the proportionate costs related to the initial bond issuances.

Other Financial Income (Expense)

Other financial income (expense) consists of interest earned on our cash, cash equivalents and investment balances, interest expense on our debt (including amortization of debt issuance costs), results on the sale of securities, gains and losses due to foreign exchange rates, other than those included in cost of revenue, and certain other miscellaneous financing costs and income.

Benefit (Provision) for Income Taxes

We have significant net deferred tax assets resulting from net operating loss carry forwards, tax credit carry forwards and deductible temporary differences that reduce our taxable income. Our ability to realize our deferred tax assets depends on our ability to generate sufficient taxable income within the carry back or carry forward periods provided for in the tax law for each applicable tax jurisdiction. The main component of the provision for income taxes relates to the tax expense in jurisdictions where we are in a tax paying position and have not recorded a valuation allowance, and withholding taxes.

Results Relating to Equity-Accounted Investees

Results relating to equity-accounted investees consist of our equity in all gains and losses of joint ventures and alliances that are accounted for under the equity method.

Income (Loss) from Discontinued Operations

For businesses classified as discontinued operations, the results of operations are reclassified from their historical presentation to income (loss) from discontinued operations on the consolidated statements of operations. Any gain (loss) on the sale of a discontinued operation is also included.

Net Income (Loss)

Net income (loss) is the aggregate of operating income (loss), financial income (expense), benefit (provision) for income taxes, results relating to equity-accounted investees, gains or losses resulting from a change in accounting principles, extraordinary income (loss) and gains or losses related to discontinued operations.

Use of Certain Non-GAAP Financial Measures

Comparable revenue growth is a non-GAAP financial measure that reflects the relative changes in revenue between periods adjusted for the effects of foreign currency exchange rate changes and material acquisitions and divestments, combined with reclassified product lines (which we refer to as consolidation changes). Our revenue is translated from foreign currencies into our reporting currency, the U.S. dollar, at monthly exchange rates during the respective years. As such, revenue as reported is impacted by significant foreign currency movements year over year. In addition, revenue as reported is also impacted by material acquisitions and divestments. We believe that an understanding of our underlying revenue performance on a comparable basis year over year is enhanced after these effects are excluded.

Net debt is a non-GAAP financial measure and represents total debt (short-term and long-term debt) after deduction of cash and cash equivalents. Management believes this measure is a good reflection of our net leverage.

We understand that, although comparable revenue growth and net debt are used by investors and securities analysts in their evaluation of companies, these concepts have limitations as an analytical tool, and they should not be considered in isolation or as a substitute for analysis of our results of operations as reported under U.S. GAAP. Comparable revenue growth should not be considered as an alternative to nominal revenue growth, or any other measure of financial performance calculated and presented in accordance with U.S. GAAP. Calculating comparable revenue growth involves a degree of management judgment and management estimates and you are encouraged to evaluate the adjustments we make to nominal revenue growth and the reasons we consider them appropriate. Comparable revenue growth may be defined and calculated differently by other companies, thereby limiting its comparability with comparable revenue growth used by such other companies.

Net debt should not be used as an alternative to any other measure in accordance with U.S. GAAP.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenue

The following table presents revenue by segment for the years ended December 31, 2011 and 2010.

	For the year ended December 31,
	2010			2011
($ in millions, unless otherwise stated)	Revenue	% nominal growth	% comparable growth	Revenue	% nominal growth	% comparable growth
High Performance Mixed Signal	2,846	41.5	43.4	2,906	2.1	0.9
Standard Products	848	49.6	52.0	925	9.1	7.4
Manufacturing Operations	525	62.0	(13.3)	316	(39.8)	(42.7)
Corporate and Other	136	(17.6)	(12.7)	47	(65.4)	4.5
Divested Home Activities	47	—	—	—	—	—

Total	4,402	25.1	36.1	4,194	(4.7)	(3.2)

The following table summarizes the calculation of comparable revenue growth and provides the reconciliation from nominal revenue growth, the most directly comparable financial measure presented in accordance with U.S. GAAP, for the years presented:

	For the year ended December 31,
(in %)	2010	2011
Nominal revenue growth	25.1	(4.7)
Effects of foreign currency exchange rate changes(1)	1.7	(1.2)
Consolidation changes(2)	9.3	2.7

Comparable revenue growth(3)	36.1	(3.2)

(1)	Reflects the currency effects that result from the translation of our revenue from foreign currencies into our reporting currency, the U.S. dollar, at the monthly exchange rates during the respective years.
(2)	Reflects the relative changes in revenue between periods arising from the effects of material acquisitions and divestments and reclassified product lines. For an overview of our significant acquisitions and divestments, see “Part I—Item 5. Operating and Financial Review and Prospects—A. Operating results—Factors Affecting Comparability—Effect of Acquisition Accounting”.
(3)	Comparable revenue growth reflects the relative changes in revenue between periods adjusted for the effects of foreign currency exchange rate changes, material acquisitions and divestments and reclassified product lines. Our revenue is translated from foreign currencies into our reporting currency, the U.S. dollar, at the monthly exchange rates during the respective years. As a result of significant currency movements throughout the year and the impact of material acquisitions and divestments on comparable revenue figures, we believe that an understanding of our revenue performance is enhanced after these effects are excluded.

Revenue was $4,194 million in 2011 compared to $4,402 million in 2010, a nominal decline of 4.7%, and a comparable decline of 3.2%. The decline in revenue was primarily due to lower revenues from Manufacturing Operations as contractual obligations to provide manufacturing services for previously divested businesses expired. Revenue from Corporate and Others, which we no longer treat as a separate segment (see “Item 4. Information on the Company—Reporting Segments”) was also lower due to the divestment of the NuTune business in 2010 for which there was no corresponding revenue in 2011. Revenue for the NuTune business in 2010 amounted to $91 million. Furthermore, revenue in 2010 included $47 million related to our Divested Home Activities. This decline in revenue was partially offset by increased revenue from our two market oriented segments, HPMS and SP, which, on a combined basis, increased by $137 million or 3.7% in 2011 compared to 2010. This increase was led by our Identification business within HPMS and strong performance across our SP portfolio.

Gross Profit

Our gross profit increased to $1,906 million in 2011, or 45.4% of our revenue, from $1,823 million in 2010, or 41.4% of our revenue. Our gross profit as a percentage of our revenue was impacted by the dilutive effect of product sales at cost to divested businesses by our Manufacturing Operations. The increase in gross profit in 2011 was largely due to our higher revenues in HPMS and SP and our better product mix. Though our average factory utilization for the full year 2011 declined to 85% compared to 96% in 2010, cost efficiencies resulting from the Redesign Program had a positive impact on our gross profit. The PPA effects that were included in our gross profit amounted to $27 million in 2011, compared to $21 million in 2010. Also included in our gross profit were restructuring and other incidental items, which amounted to an aggregate cost of

$55 million in 2011 and were mainly related to the closure of production facilities and related headcount reductions. The restructuring and other incidental items included in our gross profit in 2010 amounted to an aggregate cost of $31 million and was mainly related to process and product transfer costs and other restructuring related costs of the Redesign Program.

Research and Development Expenses

Our research and development expenses were $635 million in 2011, or 15.1% of our revenue, compared to $568 million in 2010, or 12.9% of our revenue, in 2010. Research and development expenses increased due to additional investments in HPMS applications and higher restructuring and other incidental costs of $30 million. In 2011, the cost of these restructuring and other incidental items was $24 million and was mainly related to headcount reductions. In 2010, the restructuring and other incidental items reflected income of $6 million due to the release of certain restructuring liabilities.

Research and development expenses in 2011 also increased as a result of acquisition of Jennic Limited in 2010. These increases were partially offset by the absence of research and development expenses incurred in 2010 related to the Divested Home Activities of $16 million.

Selling Expenses

Our selling expenses were $285 million in 2011, or 6.8% of our revenue, compared to $265 million in 2010, or 6.0% of our revenue. The increase in selling expenses was mainly due to investments made in resources for our Identification business.

General and Administrative Expenses

General and administrative expenses amounted to $633 million in 2011, or 15.1% of our revenue, compared to $701 million in 2010, or 15.9% of our revenue. The decrease in general and administrative expenses was due to lower annual performance based incentive costs, lower PPA effects and lower restructuring and other incidental items. The PPA effects included in general and administrative expense amounted to $274 million in 2011, compared to $281 million in 2010. Also included in general and administrative expenses are the restructuring and other incidental items which amounted to an aggregate cost of $57 million in 2011 compared to an aggregate cost of $68 million in 2010. The restructuring and other incidental items in 2011 were mainly related to actions taken to reduce headcount and IT system reorganization costs. The restructuring and other incidental items in 2010 were mainly related to certain divestment and acquisition related costs, IT system reorganization costs and other restructuring costs.

Other Income (Expense)

Other income and expense was a gain of $4 million in 2011, compared to a loss of $16 million in 2010. Included are incidental items, amounting to an aggregate cost of $13 million in 2011, compared to $19 million in 2010. The gains resulting from various transactions in 2011 were partially offset by the loss on sale of various tangible fixed assets. The loss in 2010 was mainly related to the divestment of a major portion of our former Home segment, partially offset by gains on sale of certain tangible fixed assets.

Restructuring Charges

In 2011, we had restructuring charges of $66 million which were mainly related to future closure of ICN 4 wafer fabrication facility in Nijmegen, the Netherlands and actions to reduce headcount. These charges were partially offset by a release of restructuring liabilities of $8 million related to earlier defined programs, including the Redesign Program. Furthermore, we incurred $32 million of restructuring related costs (mainly relating to personnel lay-off costs) in 2011 which were directly charged to our operating income. In 2010, we had restructuring charges of $7 million mainly related to the divestment of a major portion of our former Home segment. These charges were more than offset by a release of restructuring liabilities of $40 million related to prior announced restructuring projects. In addition, we incurred $53 million of restructuring related costs in 2010 (excluding product transfer cost charged to cost of sales) which were directly charged to operating income.

Net restructuring and restructuring related costs that affected our operating income in 2011 were $90 million compared to $20 million in 2010.

Operating Income (Loss)

The following tables present operating income (loss) by segment for the years ended December 31, 2011 and 2010, which includes the effects of PPA, restructuring and other incidental items and impairment charges:

	For the year ended December 31, 2011
($ in millions)	Operating income (loss)	Effects of PPA	Restructuring and Other Incidental Items
High Performance Mixed Signal	339	(218)	(44)
Standard Products	141	(57)	(6)
Manufacturing Operations	(60)	(26)	(29)
Corporate and Other	(63)	—	(73)

Total	357	(301)	(152)

	For the year ended December 31, 2010
($ in millions)	Operating income (loss)	Effects of PPA	Restructuring and Other Incidental Items
High Performance Mixed Signal	387	(222)	12
Standard Products	91	(54)	(2)
Manufacturing Operations	(57)	(25)	(35)
Corporate and Other	(117)	(1)	(55)
Divested Home Activities	(31)	—	(30)

Total	273	(302)	(110)

The table below depicts the PPA effects per line item in the statement of operations.

	For the year ended December 31,
($ in millions)	2010	2011
Gross profit	(21)	(27)
General and administrative expenses	(281)	(274)

Operating income (loss)	(302)	(301)

The PPA effect on the Company’s gross profit refers to additional depreciation charges on tangible fixed assets, resulting from the step-up in fair values, as well as the charge to cost of sales of the remaining book value of intangible assets in case of sale of those assets. The amortization charges related to intangible assets are primarily reflected in general and administrative expenses.

Financial Income (Expense)

	For the year ended December 31,
($ in millions)	2010	2011
Interest income	2	5
Interest expense	(320)	(312)
Foreign exchange rate results	(331)	128
Net gain (loss) on extinguishment of debt	57	(32)
Other	(36)	(46)

Total	(628)	(257)

Financial income (expense) (including the extinguishment of debt) was a net expense of $257 million in 2011, compared to a net expense of $628 million in 2010. In 2011, financial income (expense) included a gain of $128 million as a result of changes in foreign exchange rates mainly applicable to remeasurement of our U.S. dollar-denominated notes and short-term loans, which reside in a euro functional currency entity, compared to a loss of $331 million in 2010. Extinguishment of debt in 2011 amounted to a loss of $32 million compared to a gain of $57 million in 2010. The net interest expense amounted to $307 million in 2011 compared to $318 million in 2010. The reduction in net interest costs was related to lower gross debt during 2011, compared to gross debt as at end of 2010.

Benefit (Provision) for Income Taxes

The provision for income taxes was $21 million for the year ended December 31, 2011, compared to $24 million for the year ended December 31, 2010, and the effective income tax rates were 21.0% and negative 6.8% respectively. The change in the effective tax rate for the year ended December 31, 2011 compared to the same period in the previous year was primarily due to a decrease in losses recorded in jurisdictions where a full valuation allowance was recognized. The effective tax rate for the year ended December 31, 2011, also included a benefit from a reversal of a provision and a decrease in unrecognized tax benefits.

Results Relating to Equity-accounted Investees

Results relating to the equity-accounted investees amounted to a loss of $77 million in 2011, compared to a loss of $86 million in 2010. The loss in 2011 and 2010 was mainly related to our investment in Trident.

Income (Loss) on Discontinued Operations

The income on discontinued operations, net of taxes was $434 million in 2011 compared to $59 million in 2010. This related entirely to the results of our Sound Solutions business, which was sold during 2011.

Net Income (Loss)

Our net income in 2011 was $436 million, compared to a net loss of $406 million in 2010. The improvement in our net income was mainly related to:

•	an increase in our operating income which amounted to $357 million in 2011 compared to $273 million in 2010;

•	foreign exchange results included in financial income (expense) of a gain of $128 million in 2011 compared to a loss of $331 million in 2010;

•	and income from discontinued operations amounting to a gain of $434 million in 2011 compared to a gain of $59 million in 2010.

Non-controlling Interests

The share of non-controlling interests was a profit of $46 million in 2011, compared to a profit of $50 million 2010. This was related to the third-party share in the results of consolidated companies, predominantly SSMC.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenue

The following table presents revenue by segment for the years ended December 31, 2010 and 2009.

	For the year ended December 31,
	2009			2010
($ in millions, unless otherwise stated)	Revenue	% nominal growth	% comparable growth	Revenue	% nominal growth	% comparable growth
High Performance Mixed Signal	2,011	(19.9)	(18.2)	2,846	41.5	43.4
Standard Products	567	(25.0)	(23.6)	848	49.6	52.0
Manufacturing Operations	324	—	(29.0)	525	62.0	(13.3)
Corporate and Other	165	(24.7)	(58.3)	136	(17.6)	(12.7)
Divested Home Activities	452	(10.0)	(22.7)	47	—	—

Total	3,519	(31.1)	(22.6)	4,402	25.1	36.1

The following table summarizes the calculation of comparable revenue growth and provides the reconciliation from nominal revenue growth, the most directly comparable financial measure presented in accordance with U.S. GAAP, for the years presented:

	For the year ended December 31,
(in %)	2009	2010
Nominal revenue growth	(31.1)	25.1
Effects of foreign currency exchange rate changes(1)	1.3	1.7
Consolidation changes(2)	7.2	9.3

Comparable revenue growth(3)	(22.6)	36.1

(1)	Reflects the currency effects that result from the translation of our revenue from foreign currencies into our reporting currency, the U.S. dollar, at the monthly exchange rates during the respective years.
(2)	Reflects the relative changes in revenue between periods arising from the effects of material acquisitions and divestments and reclassified product lines. For an overview of our significant acquisitions and divestments, see “Part I—Item 5. Operating and Financial Review and Prospects—A. Operating results—Factors Affecting Comparability—Effect of Acquisition Accounting”.
(3)	Comparable revenue growth reflects the relative changes in revenue between periods adjusted for the effects of foreign currency exchange rate changes, material acquisitions and divestments and reclassified product lines. Our revenue is translated from foreign currencies into our reporting currency, the U.S. dollar, at the monthly exchange rates during the respective years. As a result of significant currency movements throughout the year and the impact of material acquisitions and divestments on comparable revenue figures, we believe that an understanding of our revenue performance is enhanced after these effects are excluded.

Revenue was $4,402 million in 2010 compared to $3,519 million in 2009, a nominal increase of 25.1%, and a comparable increase of 36.1%. This increase in revenue was due to the overall market recovery, our ability to ramp up production to meet higher demand and our share gains across a wide range of our business lines.

The increase in our total revenue was partly offset by the divestment of a major portion of our former Home segment to Trident on February 8, 2010. Revenue of these Divested Home Activities amounted to $47 million in 2010 compared to $452 million in 2009. However, NXP agreed to continue supplies for the related divested activities and these amounted to $244 million in 2010, compared to nil in 2009 and are reported under the Manufacturing Operations segment. Furthermore, revenue in 2010 compared to 2009 was also affected by unfavorable currency effects of $51 million.

Gross Profit

Our gross profit increased to $1,823 million in 2010, or 41.4% of our revenue, from $898 million in 2009, or 25.5% of our revenue. Our gross profit as a percentage of our revenue was impacted by the dilutive effect of our Manufacturing Operations segment. The PPA effects that were included in our gross profit amounted to $21 million in 2010, compared to $69 million in 2009. Also included in our gross profit were restructuring and other incidental items, which amounted to an aggregate cost of $31 million in 2010 and were mainly related to process and product transfer costs and other restructuring costs as part of the Redesign Program. The restructuring and other incidental items included in our gross profit in 2009 amounted to an aggregate cost of $158 million and were largely related to process and product transfer costs and our exit of certain product lines in connection with our Redesign Program.

The increase in gross profit in 2010 was largely due to higher revenue and was supported by the cost reductions that we achieved as a result of the ongoing Redesign Program. Our factory utilization also improved from 60% in 2009 to 96% in 2010. The divestment of a major portion of our former Home segment to Trident also had an impact on our gross profit. These Divested Home Activities achieved a gross profit of $16 million until February 8, 2010, compared to a gross profit of $130 million for the full year of 2009.

Research and Development Expenses

Our research and development expenses were $568 million in 2010, or 12.9% of our revenue, compared to $764 million in 2009, or 21.7% of our revenue, in 2009. In 2010, research and development expenses included restructuring and other incidental items amounting to an aggregate income of $6 million. These were mainly due to the release of certain restructuring liabilities. The restructuring and other incidental items in 2009 amounted to an aggregate cost of $69 million and were mainly related to restructuring costs and merger and acquisition related costs.

The decline in research and development expenses was largely due to the divestment of a major portion of our former Home segment to Trident. Research and development expense for the Divested Home Activities amounted to $16 million in 2010 (until February 8, 2010) compared to $239 million in 2009. Further reductions in our research and development expenses were achieved as a result of our transaction with Virage Logic and our ongoing Redesign Program. However, these reductions were partly offset by higher investments in HPMS applications.

Selling Expenses

Our selling expenses were $265 million in 2010, or 6.0% of our revenue, in 2010, compared to $271 million in 2009, or 7.7% of our revenue. We made additional investments in resources in our sales and marketing organization to execute our HPMS strategy. We have created “application marketing” teams that focus on delivering solutions and systems reference designs that leverage our broad portfolio of products and better serve our customers with HPMS solutions. The additional investment of resources in our sales and marketing organizations was offset by the effect of the divestment of a major portion of our former Home segment to Trident. Furthermore, selling expenses included certain restructuring and other incidental items, which amounted to an aggregate income of $2 million in 2010, compared to an aggregate cost of $9 million in 2009.

General and Administrative Expenses

General and administrative expenses amounted to $701 million in 2010, or 15.9% of our revenue, compared to $781 million in 2009, or 22.2% of our revenue. The PPA effects included in general and administrative expense amounted to $281 million in 2010, compared to $302 million in 2009. Furthermore, 2009 included an impairment charge related to assets held for sale amounting to $69 million related to the divestment of a major portion of our former Home segment. Also included in general and administrative expenses are the restructuring and other incidental items which amounted to an aggregate cost of $68 million in 2010 compared to an aggregate cost of $88 million in 2009. The restructuring and other incidental items in 2010 and 2009 were mainly related to certain divestment and acquisition related costs, IT system reorganization costs and other restructuring costs.

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

Operating Income (Loss)

The following tables present operating income (loss) by segment for the years ended December 31, 2010 and 2009, which includes the effects of PPA, restructuring and other incidental items and impairment charges:

	For the year ended December 31, 2010
($ in millions)	Operating income (loss)	Effects of PPA	Restructuring and Other Incidental Items
High Performance Mixed Signal	387	(222)	12
Standard Products	91	(54)	(2)
Manufacturing Operations	(57)	(25)	(35)
Corporate and Other	(117)	(1)	(55)
Divested Home Activities	(31)	—	(30)

Total	273	(302)	(110)

	For the year ended December 31, 2009
($ in millions)	Operating income (loss)	Effects of PPA	Restructuring and Other Incidental Items	Impairment Charges
High Performance Mixed Signal	(187)	(218)	(84)	—
Standard Products	(120)	(61)	(15)	—
Manufacturing Operations	(175)	(83)	(101)	—
Corporate and Other	(188)	(2)	(127)	—
Divested Home Activities	(261)	(7)	(17)	(69)

Total	(931)	(371)	(344)	(69)

The table below depicts the PPA effects per line item in the statement of operations.

	For the year ended December 31,
($ in millions)	2009	2010
Gross profit	(69)	(21)
General and administrative expenses	(302)	(281)

Operating income (loss)	(371)	(302)

The PPA effect on the Company’s gross profit refers to additional depreciation charges on tangible fixed assets, resulting from the step-up in fair values, as well as the charge to cost of sales of the remaining book value of intangible assets in case of sale of those assets. The amortization charges related to intangible assets are reflected in general and administrative expenses.

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

Benefit (Provision) for Income Taxes

Provision for income taxes for 2010 was $24 million, compared to $10 million in 2009, and our effective income tax expense rate was negative 6.8% in 2010, compared to negative 4.0% in 2009. The increase of the effective tax rate was primarily attributable to an increase of the prior year adjustments. The main component of the income tax expense related to the tax expense in tax jurisdictions in which we are in a tax paying position and in which we have not recorded a valuation allowance.

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

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010 by Segment

Revenue

The following table presents the reconciliation from nominal revenue growth to comparable revenue growth for the year ended December 31, 2011, compared to the year ended December 31, 2010.

( in %)	Nominal Growth	Consolidation Changes(1)	Currency Effects(2)	Comparable Growth(3)
High Performance Mixed Signal	2.1	—	(1.2)	0.9
Standard Products	9.1	—	(1.7)	7.4
Manufacturing Operations	(39.8)	(2.9)	—	(42.7)
Corporate and Other	(65.4)	69.9	—	4.5
Total Group	(4.7)	2.7	(1.2)	(3.2)

(1)	Reflects the relative changes in revenue between periods arising from the effects of material acquisitions and divestments and reclassified product lines. For an overview of our significant acquisitions and divestments, see “Part I—Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Comparability—Effect of Acquisition Accounting”.
(2)	Reflects the currency effects that result from the translation of our revenue from foreign currencies into our reporting currency, the U.S. dollar, at the monthly exchange rates during the respective years.
(3)	Comparable revenue growth reflects the relative changes in revenue between periods adjusted for the effects of foreign currency exchange rate changes, material acquisitions and divestments and reclassified product lines. Our revenue is translated from foreign currencies into our reporting currency, the U.S. dollar, at the monthly exchange rates during the respective years. As a result of significant currency movements throughout the year and the impact of material acquisitions and divestments on comparable revenue figures, we believe that an understanding of our revenue performance is enhanced after these effects are excluded.

High Performance Mixed Signal

	For the year ended December 31,
($ in millions)	2010	2011
Revenue	2,846	2,906
% nominal growth	41.5	2.1
% comparable growth	43.4	0.9
Gross profit	1,525	1,573
Operating income (loss)	387	339
Effects of PPA	(222)	(218)
Total restructuring charges	15	(43)
Total other incidental items	(3)	(1)

Revenue

Revenue was $2,906 million in 2011 compared to $2,846 million in 2010, an increase of 2.1% on a nominal basis and 0.9% on a comparable basis. This increase was mainly driven by higher revenue in our Identification business and high-performance RF products. Partially offsetting these increases were lower revenue through the distribution channel, soft market conditions in the TV front end tuner business and the interface products business.

Gross Profit

Gross profit in 2011 was $1,573 million, or 54.1% of revenue, compared to $1,525 million in 2010, or 53.6% of revenue. The improvement in gross margin in 2011 resulted primarily from higher-margin product mix, as compared to 2010, partially offset by higher restructuring and other incidental items. The PPA effects that were included in gross profit amounted to $18 million in 2011, compared to $13 million in 2010. Also included in our gross profit were restructuring and other incidental items of $20 million, mainly related to actions taken for headcount reductions. The $3 million of restructuring and other incidental items included in our gross profit in 2010 was mainly related to the release of certain restructuring liabilities.

Operating Expenses

Operating expenses amounted to $1,234 million in 2011, or 42.5% of revenue, compared to $1,133 million in 2010, or 39.8% of revenue. The increase in operating expenses was mainly due to the additional investments in research and development activities and in selling expenses in our Identification business. Operating expenses in 2011 also included costs related to actions taken for headcount reductions. Included in our operating expenses in 2011 were PPA effects of $200 million, compared to PPA effects of $209 million in 2010.

Operating Income (Loss)

Operating income amounted to $339 million in 2011, compared to operating income of $387 million in 2010. The decline was mainly due to higher investments in research and development expenses and higher restructuring and other incidental costs. These higher operating expenses were partially offset by gross profit improvements. Included in operating income are PPA effects of $218 million in 2011, compared to PPA effects of $222 million in 2010. Restructuring and other incidental items amounted to an aggregate cost of $44 million mainly related to the actions taken to reduce headcount. In 2010, restructuring and other incidental items amounted to an aggregate income of $12 million mainly related to the release of certain restructuring liabilities.

Standard Products

($ in millions)	For the year ended December 31,
	2010	2011
Revenue	848	925
% nominal growth	49.6	9.1
% comparable growth	52.0	7.4
Gross profit	280	336
Operating income (loss)	91	141
Effects of PPA	(54)	(57)
Total restructuring charges	(1)	(6)
Total other incidental items	(1)	—

Revenue

Revenue was $925 million in 2011, compared to $848 million in 2010, an increase of 9.1% on a nominal basis and 7.4% on a comparable basis. The increase in revenue across the SP product portfolio was mainly within our General Application business. Revenue growth slowed in the fourth quarter of 2011 due to reduced demand resulting from uncertain economic situation.

Gross Profit

Gross profit in 2011 was $336 million, or 36.3% of revenue, compared to $280 million in 2010, or 33.0% of revenue. The increase in gross profit was mainly due to higher revenues supported by favorable prices. The PPA effects included in gross profit amount to $1 million in 2011 compared to no PPA effects in 2010. Restructuring and other incidental items were $5 million in 2011 compared to $2 million in 2010.

Operating Expenses

Operating expenses amounted to $198 million in 2011, or 21.4% of revenue, compared to $189 million in 2010, or 22.3% of revenue. The increase in operating expenses was mainly driven by increased research and development expenses. Operating expenses in 2011 included PPA effects of $56 million, compared to PPA effects of $54 million in 2010.

Operating Income (Loss)

Operating income amounted to $141 million in 2011, compared to operating income of $91 million in 2010. The increase in operating income was mainly driven by higher revenues resulting in higher gross profit partially offset by higher operating expenses. Included are PPA effects of $57 million in 2011, compared to PPA effects of $54 million in 2010. The restructuring and other incidental items in 2011 of $6 million were primarily restructuring costs, compared to $2 million in 2010.

Manufacturing Operations

The main function of our Manufacturing Operations segment is to supply products to our HPMS and SP segments. Revenues derived from, and costs of production associated with those supplies, are accounted for within those respective segments. However, we also derive external revenue and costs of sales from providing wafer foundry and packaging services to our divested businesses in order to support their separation and, on a limited basis, their ongoing operations.

Revenue

Revenue of our segment Manufacturing Operations was $316 million in 2011 compared to $525 million in 2010. The decline in revenue was primarily due to the expiration of contractual obligations to provide manufacturing services for previously divested businesses. As these divested businesses develop or acquire their own foundry and packaging capabilities, our revenue from these sources is expected to further decline.

Our gross profit as a percentage of our revenue was impacted by the dilutive effect of product sales at cost to divested businesses.

Operating Expenses

Operating expenses amounted to $20 million in 2011 compared to $37 million in 2010. Operating expenses in 2011 were mainly related to PPA effects. In 2010, operating expenses included, in addition to PPA effects, costs related to process technology development.

Corporate and Other

We no longer treat Corporate and Other as a separate segment. See “Item 4. Information on the Company—Reporting Segments”.

Revenue

Revenue in 2011 was $47 million compared to $136 million in 2010. The decline in revenue was due to the divestment of NuTune business in 2010 for which there was no corresponding revenue in 2011. Revenue for NuTune business in 2010 amounted to $91 million.

Operating Expenses

Operating expenses amounted to $101 million in 2011 compared to $154 million in 2010. The decline in operating expenses in 2011 was primarily due to lower annual performance based incentive costs and due to divestment of NuTune business. In 2011, restructuring and other incidental items amounted to $73 million compared to $64 million in 2010. These were mainly related to restructuring and IT system reorganization costs.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009 by Segment

Revenue

The following table presents the reconciliation from nominal revenue growth to comparable revenue growth for the year ended December 31, 2010, compared to the year ended December 31, 2009.

( in %)	Nominal Growth	Consolidation Changes(1)	Currency Effects(2)	Comparable Growth(3)
High Performance Mixed Signal	41.5	—	1.9	43.4
Standard Products	49.6	—	2.4	52.0
Manufacturing Operations	62.0	(75.3)	—	(13.3)
Corporate and Other	(17.6)	4.8	0.1	(12.7)
Total Group	25.1	9.3	1.7	36.1

(1)	Reflects the relative changes in revenue between periods arising from the effects of material acquisitions and divestments and reclassified product lines. For an overview of our significant acquisitions and divestments, see “Part I—Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Comparability—Effect of Acquisition Accounting”.
(2)	Reflects the currency effects that result from the translation of our revenue from foreign currencies into our reporting currency, the U.S. dollar, at the monthly exchange rates during the respective years.
(3)	Comparable revenue growth reflects the relative changes in revenue between periods adjusted for the effects of foreign currency exchange rate changes, material acquisitions and divestments and reclassified product lines. Our revenue is translated from foreign currencies into our reporting currency, the U.S. dollar, at the monthly exchange rates during the respective years. As a result of significant currency movements throughout the year and the impact of material acquisitions and divestments on comparable revenue figures, we believe that an understanding of our revenue performance is enhanced after these effects are excluded.

High Performance Mixed Signal

	For the year ended December 31,
($ in millions)	2009	2010
Revenue	2,011	2,846
% nominal growth	(19.9)	41.5
% comparable growth	(18.2)	43.4
Gross profit	785	1,525
Operating income (loss)	(187)	387
Effects of PPA	(218)	(222)
Total restructuring charges	(53)	15
Total other incidental items	(31)	(3)

Revenue

Revenue was $2,846 million in 2010 compared to $2,011 million in 2009, an increase of 41.5% on a nominal basis and 43.4% on a comparable basis. This increase in revenue was largely attributable to the global economic recovery, generally supported by our share gains across a wide range of our business lines. Revenue increased across all of our focus areas. In particular, revenue in the Automotive and Identification business increased by over 50% compared to 2009. In specific consumer and PC markets, the demand during the second half year of 2010 was not as strong as in the first half of the year.

Gross Profit

Gross profit in 2010 was $1,525 million, or 53.6% of revenue, compared to $785 million in 2009, or 39.0% of revenue. The PPA effects that were included in gross profit amounted to $13 million in 2010, compared to $2 million in 2009. Also included in our gross profit were restructuring and other incidental items, which amounted to an aggregate income of $3 million in 2010 and were mainly related to release of certain restructuring liabilities. The restructuring and other incidental items included in our gross profit in 2009 amounted to an aggregate cost of $61 million and were mainly related to process and product transfer costs and restructuring costs as part of the Redesign Program. The improvement in gross margin in 2010 resulted primarily from cost savings achieved from the ongoing Redesign Program as well as higher revenue and higher factory utilization. Moreover, revenue in 2010 benefited from a higher-margin product mix, as compared to 2009, which has also led to improvements in our gross profit.

Operating Expenses

Operating expenses amounted to $1,133 million in 2010, or 39.8% of revenue, compared to $979 million in 2009, or 48.7% of revenue. Included in our operating expenses in 2010 were PPA effects of $209 million, compared to PPA effects of $216 million in 2009. The increase in operating expenses was largely due to the increased investment in research and development activities and also due to the set-up of “application marketing” teams to better serve our customers.

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

Standard Products

	For the year ended December 31,
($ in millions)	2009	2010
Revenue	567	848
% nominal growth	(25.0)	49.6
% comparable growth	(23.6)	52.0
Gross profit	74	280
Operating income (loss)	(120)	91
Effects of PPA	(61)	(54)
Total restructuring charges	(9)	(1)
Total other incidental items	(6)	(1)

Revenue

Revenue was $848 million in 2010, compared to $567 million in 2009, an increase of 49.6% on a nominal basis and 52% on a comparable basis. This increase in revenue was to a significant extent attributable to the global economic recovery and the replenishment of inventories by customers and our ability to successfully ramp up production to meet the related increase in demand. Next to that, we also succeeded in improving our product/technology mix and in gaining market share in specific segments. Finally, due to supply shortages in all SP segments, there was limited to no price erosion in 2010, compared to an average annual price erosion of mid-to high single digits over the past cycles.

Gross Profit

Gross profit in 2010 was $280 million, or 33.0% of revenue, compared to $74 million in 2009, or 13.1% of revenue. There was no PPA effect included in 2010 or in 2009. Restructuring and other incidental items amounted to an aggregate cost of $2 million in 2010 compared to $14 million in 2009 and were mainly related to restructuring costs. The increase in gross profit was mainly due to the higher volumes supported by favorable prices and higher factory utilization.

Operating Expenses

Operating expenses amounted to $189 million in 2010, or 22.3% of revenue, compared to $194 million in 2009, or 34.2% of our revenue. Operating expenses in 2010 included PPA effects of $54 million, compared to PPA effects of $61 million in 2009.

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

Manufacturing Operations

The main function of our Manufacturing Operations segment is to supply products to our HPMS and SP segments; however, we also derive external revenue and costs of sales from providing wafer foundry and packaging services to our divested businesses in order to support their separation and, on a limited basis, their ongoing operations. As these divested businesses develop or acquire their own foundry and packaging capabilities, our revenue from these sources are expected to decline.

Revenue

Revenue of our Manufacturing Operations segment was $525 million in 2010 compared to $324 million in 2009. The increase in revenue was mainly due to supplies made to Trident after the divestment of a major portion of our former Home segment in 2010. These supplies amounted to $244 million in 2010. The revenue from providing wafer foundry and packaging services to our divested businesses declined, which was in line with our expectation.

Operating Expenses

Operating expenses amounted to $37 million in 2010 compared to $74 million in 2009. Operating expenses in 2010 and 2009 were mainly related to the real estate and facility management costs and the management fee allocated to our Manufacturing Operations segment.

Corporate and Other

We no longer treat Corporate and Other as a separate segment. See “Item 4. Information on the Company—Reporting Segments”.

Revenue

Revenue in 2010 was $136 million compared to $165 million in 2009 and were mainly related to NuTune which was divested in December 2010 and consequently deconsolidated. The revenue of NuTune amounted to $91 million in 2010 compared to $110 million in 2009.

Operating Expenses

Operating expenses amounted to $154 million in 2010 compared to $178 million in 2009. In 2010, restructuring and other incidental items amounted to an aggregate cost of $64 million compared to $118 million in 2009. These were mainly related to restructuring, IT system reorganization costs and divestment activities.

Divested Home Activities

On February 8, 2010, we divested a major portion of our former Home segment to Trident. The remaining part of the former Home segment has been moved into the HPMS segment and Corporate and Other. Revenue for the Divested Home Activities amounted to $47 million until February 8, 2010 compared to $452 million in 2009.

B. Liquidity and Capital Resources.

Liquidity and Capital Resources

At the end of 2011 our cash balance was $743 million. Taking into account the available undrawn amount of the Secured Revolving Credit Facility, we had access to $1,385 million of liquidity as of December 31, 2011.

We started 2011 with a cash balance of $898 million and during the year our cash decreased by $155 million. The Redesign Program resulted in a cash outflow of $71 million and the fluctuations in exchange rates negatively influenced the cash balance by $21 million.

Capital expenditures were $221 million in line with our guidance of 5% of revenues over the semiconductors business cycle. In 2011, we received cash amounts of $855 million from the sale of our Sound Solutions business and $26 million from the sales of property, plant and equipment and assets held for sale, which were mainly related to our sites in Southampton in the United Kingdom and San Jose in the United States of America.

On a going-forward basis we expect our capital expenditures to be in the range of 5% of revenues. In addition, we expect capital expenditures as a percent of revenues from our business segments (HPMS and SP) to be generally consistent with our expected capital expenditures for 2012.

Since December 31, 2010, the book value of our total debt has been reduced from $4,551 million to $3,799 million as of December 31, 2011.

Several cash buybacks and debt redemptions partially offset by the entry into new term loans and the issuance of new notes resulted in a total debt reduction of $752 million. In 2011, the reduction in total debt included a decrease of $371 million in our short-term debt, of which $400 million consisted of a repayment under our Secured Revolving Credit Facility.

The total amount of cash used for financing activities amounted to $926 million.

At the end of 2011, we had a capacity of $642 million remaining under the Secured Revolving Credit Facility, net of outstanding bank guarantees, based on the end of year exchange rate. However, the amount of this availability varies with fluctuations between the euro and the U.S. dollar as the total amount of the facility, €500 million, is denominated in euro and the amounts drawn are denominated in U.S. dollar.

At the end of September 2012, the Secured Revolving Credit Facility is expected to be replaced by the Forward Start Revolving Credit Facility of €458 million.

For the year ended December 31, 2011, we incurred total net interest expense of $307 million and the weighted average interest rate on our debt instruments as of the end of December 2011 was 7.4% compared to $318 million and 7% respectively in 2010.

At December 31, 2011, our cash balance was $743 million, of which $261 million was held by SSMC, our joint venture company with TSMC. Under the terms of our joint venture agreement with TSMC, a portion of this cash can be distributed by way of a dividend to us, but 38.8% of the dividend will be paid to our joint venture partner. In 2011 a dividend of $170 million was distributed, of which $66 million was paid to the joint venture partner.

Through a share buyback program treasury shares were purchased for $57 million during 2011.

Our sources of liquidity include cash on hand, cash flow from operations and amounts available under the Secured Revolving Credit Facility. We believe that, based on our current level of operations as reflected in our results of operations for the year ended December 31, 2011, these sources of liquidity will be sufficient to fund our operations, capital expenditures, and debt service for at least the next twelve months.

Our ability to make scheduled payments or to refinance our debt obligations depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions. In the future, we may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay principal, premium, if any, and interest on our indebtedness. Our business may not generate sufficient cash flow from operations, or future borrowings under our Secured Revolving Credit Facility or Forward Start Revolving Credit Facility, as the case may be, or from other sources may not be available to us in an amount sufficient to enable us to repay our indebtedness, including the Secured Revolving Credit Facility or Forward Start Revolving Credit Facility, as the case may be, the Term Loans, the Super Priority Notes, the Secured Notes, the Unsecured Notes, or to fund our other liquidity needs, including working capital and capital expenditure requirements. In any such case, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness. See “Part I—Item 3. Key Information—D. Risk Factors”.

Cash Flows

The condensed consolidated statements of cash flows are presented as follows:

	For the year ended December 31,
($ in millions)	2009	2010	2011
Cash flow from operating activities:
Net income (loss)	(153)	(406)	436
Adjustments to reconcile net income (loss) to net cash provided by operating activities	(548)	767	(261)

Net cash provided by (used for) operating activities	(701)	361	175
Net cash (used for) provided by investing activities	63	(269)	(202)
Net cash (used for) provided by financing activities	(109)	(157)	(926)

Net cash provided by (used for) continuing operations	(747)	(65)	(953)
Net cash provided by (used for) discontinued operations	—	(5)	809

Net cash provided by (used for) continuing and discontinued operations	(747)	(70)	(144)

Effect of changes in exchange rates on cash positions	(8)	(63)	(21)
Cash and cash equivalents at beginning of period	1,796	1,041	908
Cash and cash equivalents at end of period	1,041	908	743
Less cash and cash equivalents at end of period-discontinued operations	15	10	—

Cash and cash equivalents at end of period-continuing operations	1,026	898	743

Cash Flow from Operating Activities

In 2011 we generated $175 million of cash from operating activities compared to $361 million in 2010.This decrease was mainly driven by an increase in working capital needs for inventories and receivables and by a higher decrease in accounts payables.

Payments related to the Redesign Program amounted to $71 million in 2011, compared to $223 million in 2010. Cash interest payments were $301 million in 2011, compared to $278 million in 2010. Various capital markets transactions resulted in an improved debt maturity profile, which however resulted in higher interest coupons and higher cash interest payments in 2011.

In 2010 we had a positive cash inflow of $361 million from operating activities mainly driven by our operational performance in the year through higher revenues and cost savings as a result of our Redesign Program.

In 2009, net cash used for operating activities was $701 million. This was mainly driven by our operational performance in the year with lower revenues and an increase in operational working capital. The redesign payments amounted to $385 million.

Cash Flow from Investing Activities

Net cash used for investing activities amounted to $202 million in 2011, compared to net cash used of $269 million in 2010. Our capital expenditures decreased to $221 million in 2011 compared to $258 million in 2010.

In 2011 the proceeds from the disposal of assets held for sale amounted to $11 million and was related to the sale of our Southampton assets. Proceeds from the disposal of property, plant and equipment amounted to $15 million mainly related to the sales of our San Jose buildings.

Net cash used for investing activities in 2010 was $269 million. Included are gross capital expenditures of $258 million, proceeds from the sale of property, plant and equipment of $31 million and $8 million from the disposal of assets held for sale. The cash payments related to the sale of our businesses in 2010 (Trident and NuTune) amounted to $60 million. Due to the acquisition of Virage Logic by Synopsis in 2010 we sold our shares to Virage Logic for a consideration of $25 million in 2010.

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

Cash Flow from Financing Activities

In 2011 we used $926 million for financing activities compared to $157 million in 2010.

In 2011 we received net proceeds from the issuance of long-term debt of $1,578 million. This includes proceeds from the issuance of the Floating Rate Secured Notes due in 2016 (principal amount $615 million) and the issuance of the 2017 Term Loans (principal amount $500 million each). Various open market transactions, debt redemptions and debt exchanges resulted in the repurchase of $1,997 million of long-term debt. On July 4, 2011 NXP completed an agreement with Dover Corporation pursuant to which Dover Corporation’s Knowles Electronics business acquired our Sound Solutions business. Proceeds from the sale of the Sound Solutions business were used to fully repay the $600 million borrowed under the Secured Revolving Credit Facility and to redeem euro-denominated Senior Notes 2015 for a principal amount of €32 million, U.S. dollar-denominated Senior Notes 2015 for a principal amount of $96 million and U.S. dollar-denominated Senior Secured Notes 2018 for a principal amount of $78 million.

The purchase of treasury shares resulted in cash outflows of $57 million during 2011, whereas the exercise of stock options resulted in cash proceeds of $10 million.

In April 2011, a dividend payment of $170 million was made by SSMC, our joint venture company with TSMC, of which $66 million was distributed to TSMC (38.8% of the total dividend). The remaining amount of $104 million was paid to NXP.

The net cash used for financing activities in 2010 amounted to $157 million. Cash used for financing activities mainly consisted of the buyback of $1,383 million of our debt in the market and the repayment of $200 million on our revolving credit facility. Cash provided by financing activities mainly consisted of $448 million proceeds through the initial public offering of the Company’s stock and the issuance of a new long-term bond of $1,000 million due in 2018 with net cash proceeds of $974 million.

Net cash used for financing activities in 2009 amounted to $109 million. The net cash outflow from financing activities in 2009 mainly consisted of a $286 million outflow related to our offer to repurchase the Secured Notes or the Unsecured Notes for cash and the net inflow of $200 million from drawing under the Secured Revolving Credit Facility.

Cash Flow from Discontinued Operations

On July 4, 2011, we executed an agreement with Dover Corporation pursuant to which Dover Corporation’s Knowles Electronics business acquired our Sound Solutions business. The divestiture of our Sound Solutions business resulted in net cash provided by investing activities through discontinued operations of $791 million in 2011.

Debt Position

Short-term Debt

In 2011 the other short-term bank borrowings amounted to $35 million and related to a local bank loan in China. In 2010 we borrowed locally $18 million in China for one of our subsidiaries in order to repay the entrusted loan to Sound Solutions Beijing which subsidiary was sold on July 4, 2011, as part of our Sound Solutions business transaction with Knowles Electronics.

We entered into the Secured Revolving Credit Facility on September 29, 2006 for an amount of €500 million in order to finance our working capital requirements and general corporate purposes. As of December 31, 2011, the full amount is available to us, since no amount was drawn after redeeming all outstanding balances during the year (as of December 31, 2010, an U.S. dollar equivalent of $400 million was drawn).

On May 10, 2010, we entered into a €458 million Forward Start Revolving Credit Facility, which becomes available, subject to specified conditions, on September 28, 2012, and matures on September 28, 2015, to replace our existing Secured Revolving Credit Facility. The conditions to the utilization of the Forward Start Revolving Credit Facility include specified closing conditions, as well as conditions (i) that our consolidated net debt does not exceed $3,750 million as of June 30, 2012 (and if it exceeds $3,250 million on such date, the commitments under the Forward Start Revolving Credit Facility will be reduced by 50%), and (ii) that we issue on or before September 28, 2012, securities with gross proceeds of $500 million, having a maturity at least 180 days after the maturity of the Forward Start Revolving Credit Facility, the proceeds of which are to be used to refinance debt (other than debt under the Secured Revolving Credit Facility) that matures before the maturity of the Forward Start Revolving Credit Facility.

	As of December 31,
($ in millions)	2010	2011
Revolving credit facility	400	—
Other short-term bank borrowings	18	35
Current portion of long-term debt	5	17

Total short-term debt	423	52

Long-term Debt

As of December 31, 2011, the euro-denominated notes and U.S. dollar-denominated notes represented 13% and 87% respectively of the total principal amount of the notes outstanding. The fixed rate notes and floating rate notes represented 51% and 49% respectively of the total principal amount of the notes outstanding at December 31, 2011.

($ in millions)	December 31, 2010	Currency Effects	Accrual of Debt Discount	Debt Exchanges/ Repurchases/ New Borrowings	Other(7)	December 31, 2011
Euro-denominated 10% super priority notes due July 2013(1)(2)	26	(1)	4	—	—	29
U.S. dollar-denominated 10% super priority notes due July 2013(2)	178	—	15	—	—	193
Euro-denominated floating rate senior secured notes due October 2013(1)(3)	852	8	—	(676)	—	184
U.S. dollar-denominated floating rate senior secured notes due October 2013(3)	766	—	—	(708)	—	58
U.S. dollar-denominated 7 7/8% senior secured notes due October 2014	362	—	—	(362)	—	—
Euro-denominated 8 5/8% senior notes due October 2015(1)	314	(6)	—	(45)	—	263
U.S. dollar-denominated 9 1/2% senior notes due October 2015	606	—	—	(96)	—	510
U.S. dollar-denominated floating senior secured notes due November 2016 (4)	—	—	—	606	—	606
U.S. dollar-denominated secured term credit agreement due April 2017 (5)	—	—	—	494	(5)	489
U.S. dollar-denominated secured term credit agreement due April 2017 (6)	—	—	—	479	(5)	474
U.S. dollar-denominated 9 3/4% senior secured notes due August 2018	1,000	—	—	(78)	—	922

	4,104	1	19	(386)	(10)	3,728
Other long-term debt	24	(1)	—	1	(5)	19

Total long-term debt	4,128	—	19	(385)	(15)	3,747

(1)	Converted into U.S. dollars at $1.2938 per €1.00, the exchange rate in effect at December 31, 2011.
(2)	Balance at December 31, 2011 is at the amortized cost of debt issued, which differs from the principal amount outstanding. The principal amounts outstanding at December 31, 2011 were $37 million of euro-denominated 10% super priority notes due July 2013 and $221 million of U.S. dollar-denominated 10% super priority notes due July 2013.
(3)	Interest accrues at a rate of three-month EURIBOR plus 2.75%.
(4)	Interest accrues at a rate of LIBOR plus 5.50%.
(5)	On March 4, 2011, we entered into the First 2017 Term Loan for an initial $500 million at a rate of interest of LIBOR plus 3.25% with a floor of 1.25%.
(6)	On November 18, 2011, we entered into the Second 2017 Term Loan for a second tranche of $500 million at a rate of interest of LIBOR plus 4.25% with a floor of 1.25%.
(7)	Other mainly includes the reclassification of the current portion of long-term debt.

We may from time to time continue to seek to retire or purchase our outstanding debt through cash purchases and/or exchanges, in open market purchases, privately negotiated transactions or otherwise. See also “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Recent Developments” and “Item 10. Additional Information—C. Material contracts”.

Certain Terms and Covenants of the Notes

We are not required to make mandatory redemption payments or sinking fund payments with respect to the Super Priority Notes, the Secured Notes or the Unsecured Notes.

The Indentures governing the Super Priority Notes, the Existing Secured Notes and the Existing Unsecured Notes contain covenants that, among other things, limit our ability and that of our restricted subsidiaries to incur additional indebtedness, create liens, pay dividends, redeem capital stock, make certain other restricted payments or investments, enter into agreements that restrict dividends from restricted subsidiaries, sell assets, including capital stock of restricted subsidiaries, engage in transactions with affiliates, and effect a consolidation or merger. As of December 31, 2011, and as of the date of filing of this annual report on Form 20-F, we are in compliance with our restrictive covenants contained in the Indentures.

The Super Priority Notes, the 2017 Term Loans, the Secured Notes and the Unsecured Notes are fully and unconditionally guaranteed jointly and severally, on a senior basis by certain of our current and future material wholly owned subsidiaries.

Pursuant to various security documents related to the Super Priority Notes, the 2017 Term Loans the Secured Notes and the Secured Revolving Credit Facility, we have granted first priority liens and security interests over substantially all of our assets, including the assets of our material wholly owned subsidiaries (other than, in the case of the Super Priority Notes and the Secured Notes, our shares).

Critical Accounting Estimates

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

An allowance is made for estimated losses due to obsolescence. This allowance is determined for groups of products based on purchases in the recent past and/or expected future demand and market conditions. If actual demand or market conditions are less favorable than forecasted or customer demands are below projections, additional inventory write-downs may be necessary.

Impairment of Long-Lived Assets

•

Goodwill. We review goodwill for impairment on an annual basis in the fourth quarter of each year, or more frequently if there are events or circumstances that indicate the carrying amount may not be recoverable. To assess for impairment we determine the fair value of each reporting unit that carries goodwill. If the carrying value of the net assets including goodwill in the reporting unit exceeds the fair value, we perform an additional assessment to determine the implied fair value of the goodwill. If the carrying value of the goodwill exceeds this implied fair value, we record an impairment for the difference between the carrying value and the implied fair value.

The determination of the fair value of the reporting unit requires us to make significant judgments and estimates including projections of future cash flows from the business. These estimates and required assumptions include estimated revenue and revenue growth rates, operating margins used to calculate projected future cash flows, estimated future capex investments, future economic and market conditions, determination of market comparables and the estimated weighted average cost of capital (“WACC”).

A sensitivity analysis, in which long-term growth rates become approximately zero and the WACC increased by 200 basis points, indicates that for all reporting units, the fair value exceeds the book value substantially.

We base our estimates on assumptions we believe to be reasonable but any such estimates are unpredictable and inherently uncertain. Actual future results may differ from these estimates. In addition, we make judgments and assumptions in allocating assets and liabilities to each of our reporting segments.

We cannot predict certain future events that might adversely affect the reported value of goodwill, which was $2,231 million at December 31, 2011.

•

Long-Lived Assets other than Goodwill. We review long-lived assets other than goodwill for impairment when events or circumstances indicate that carrying amounts may not be recoverable. A potential impairment exists when management has determined that cash flows to be generated by those assets are less than their carrying value. Management must make significant judgments and apply a number of assumptions in estimating the future cash flows. The estimated cash flows are determined based on, among other things, our strategic plans, long-range forecasts, estimated growth rates and assumed profit margins.

If the initial assessment based on undiscounted projected cash flows indicates a potential impairment, the fair value of the assets is determined. We generally estimate fair value based on discounted cash flows. The discount rates applied to the estimated cash flows are generally based on the business segment specific WACC, which ranged between 10% and 14% in 2011. An impairment loss is recognized for the difference between the carrying value and the estimated fair value. An indication of impairment exists, similar to goodwill, based on the unfavorable developments in the economic climate.

In 2011 and 2010, there were no impairment losses recorded on long-lived assets. Any changes in future periods related to the estimated cash flows from these assets could result in an additional impairment in future periods. With regard to certain real estate that has been classified as held-for-sale, an impairment loss was recorded of $69 million in 2009.

At December 31, 2011, we had $1,171 million of other intangible assets and $1,063 million of remaining long-lived assets.

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

Revenue Recognition

Our revenue is primarily derived from sales to OEMs and similar customers and from sales to distributors.

We apply the guidance in SEC Staff Accounting Bulletin Topic 13 “Revenue Recognition” and recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or the service has been provided, the sales price is fixed or determinable, and collection is reasonably assured, based on the terms and conditions of the sales contract. For “made to order” sales, these criteria are met at the time the product is shipped and delivered to the customer and title and risk have passed to the customer. Examples of delivery conditions typically meeting these criteria are “Free on board point of delivery” and “Costs, insurance paid point of delivery”. Generally, the point of delivery is the customer’s warehouse. Acceptance of the product by the customer is generally not contractually required, since, for “made-to-order” customers, after design approval, manufacturing commences and subsequently delivery follows without further acceptance protocols. Payment terms used are those that are customary in the particular geographic market.

When we have established that all aforementioned conditions for revenue recognition have been met and no further post-shipment obligations exist, revenue is recognized.

For sales to distributors, the same recognition principles apply and similar terms and conditions as for sales to other customers are applied. However, for some distributors, contractual arrangements are in place that allow these distributors to return a product if certain conditions are met. These conditions generally relate to the time period during which return is allowed and reflect customary conditions in the particular geographic market. Other return conditions relate to circumstances arising at the end of a product life cycle, when certain distributors are permitted to return products purchased during a pre-defined period after we have announced a product’s pending discontinuance. Long notice periods associated with these announcements prevent significant amounts of product from being returned, however. We do not enter into repurchase agreements with OEMs or distributors. For sales where return rights exist, we have determined, based on historical data, that only a very small percentage of the sales to this type of distributor is actually returned. In accordance with this historical data, a pro rata portion of the sales to these distributors is not recognized but deferred until the return period has lapsed or the other return conditions no longer apply. Revenue is recorded net of sales taxes, customer discounts, rebates and other contingent discounts granted to distributors.

Royalty income, which is generally earned based upon a percentage of revenue or a fixed amount per product sold, is recognized on an accrual basis. Government grants, other than those relating to purchases of assets, are recognized as income as qualified expenditures are made.

Income Taxes

Income taxes in the consolidated financial statements are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and any tax loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We operate in numerous countries where our income tax returns are subject to audits and adjustments. Because we operate globally, the nature of the audit items is often very complex. We employ internal and external tax professionals to minimize audit adjustment amounts where possible. We have applied the guidance within ASC 740 “Income Taxes” and recognize the effect of income tax positions only if these positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is more than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. We record penalties and interest related to unrecognized tax benefits in income tax expense and financial income (expense), respectively.

We have significant deferred tax assets primarily related to net operating losses in the Netherlands, France, Germany, the USA and other countries. At December 31, 2011, tax loss carry forwards amounted to $2,699 million and tax credit carry forwards, which are available to offset future tax, if any, amounted to $90 million. The realization of deferred tax assets is not assured and is dependent on the generation of sufficient taxable income in the future. We have exercised judgment in determining whether it is more likely than not that we will realize the benefit of these net operating losses and other deductible temporary differences, based upon estimates of future taxable income in the various jurisdictions and any feasible tax planning strategies. A valuation allowance is provided to reduce the amount of deferred tax assets when it is considered more likely than not that a portion or all of the deferred tax assets will not be realized.

Benefit Accounting

We account for the cost of pension plans and postretirement benefits other than pensions in accordance with ASC 715 “Compensation-Retirement Benefits”.

Our employees participate in pension and other postretirement benefit plans in many countries. The costs of pension and other postretirement benefits and related assets and liabilities with respect to our employees participating in defined-benefit plans have been based upon actuarial valuations. If the projected benefit obligation exceeds the fair value of plan assets, we recognize in the consolidated balance sheet a liability that equals the excess. If the fair value of plan assets exceeds the projected benefit obligation, we recognize in our balance sheet an asset that equals the excess. Pension costs in respect of defined-benefit pension plans primarily represent the increase in the actuarial present value of the obligation for pension benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of the expected return on plan assets.

In calculating obligation and expense, we are required to select certain actuarial assumptions. These assumptions include discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs. Our assumptions are determined based on current market conditions, historical information and consultation with and input from our actuaries. Changes in the key assumptions can have a significant impact on the projected benefit obligations, funding requirements and periodic pension cost incurred. A sensitivity analysis is provided in note 24 to the consolidated financial statements contained elsewhere in this annual report.

Share-Based Compensation

We record share-based compensation arrangements in accordance with ASC 718, “Compensation-Stock Compensation”. The cost of share-based payment arrangements is recorded in the statement of operations on a straight line basis over the vesting period, taking into account estimated levels of forfeitures that are trued-up annually. Actual forfeitures levels may deviate from estimated levels as a result of not meeting the requisite service period or the performance targets attached to the grant.

Share-based compensation plans for employees were introduced in 2007. Subsequent to becoming a listed company in August 2010, the Company introduced additional share-based compensation plans for eligible employees since November 2010.

Post-IPO Plan

After we became a publicly listed company in August 2010, share-based payments programs were launched in November 2010 and 2011. Under these programs performance stock, stock options and restricted shares were granted to eligible employees. The options have a strike price equal to the closing share price on the grant date. The fair value of the options has been calculated with the Black-Scholes-Merton formula, using the following assumptions:

•

an expected life of 6.25 years, calculated in accordance with the guidance provided in SEC Staff bulletin No. 110 for plain vanilla options using the simplified method, given that our equity shares have been publicly traded for only a limited period of time and we do not yet have sufficient historical exercise data;

•	a risk-free interest rate of 1.67% in 2010 and ranging from 1.2% to 2.78% in 2011;

•	no expected dividend payments; and

•	a volatility of 45% based on the volatility of a set of peer companies. Peer company data has been used given the short period of time our shares have been publicly traded.

Changes in the assumptions can materially affect the fair value estimate. See also “Item 6. Management—B. Compensation—Shared Based Compensation Plans”, for more information in relation to our Post-IPO Plan.

Pre-IPO Plans

Under the pre-IPO plans, including the Management Equity Stock Option Plan, stock options were issued to certain employees of the Company. In accordance with the Management Equity Stock Option Plan, the members of our management team and certain other executives that were granted stock options will be allowed to exercise, from time to time, their vested options. The proportion of options available for exercise cannot exceed the proportion of the aggregate number of shares of common stock sold by our co-investors, including the Private Equity Consortium, to the total number of shares of common stock owned by such co-investors. The exercise prices of stock options granted in 2007 and 2008 range from €20.00 to €50.00.

Also, equity rights were granted to certain non-executive employees under the global equity incentive program (the “Global Equity Incentive Program”) giving the right to acquire our shares of common stock for no consideration after the rights have vested, upon a change of control (in particular, the Private Equity Consortium no longer jointly holding 30% of our common stock).

Since none of our stock options, equity rights or shares of common stock were traded on any stock exchange until August 2010, and exercise is dependent upon certain conditions, employees can receive no value nor derive any benefit from holding these options or rights without the fulfillment of the conditions for exercise. We concluded that the fair value of the share-based payments could best be estimated by the use of a binomial option-pricing model because such model takes into account the various conditions and subjective assumptions that determine the estimated value. In addition to the estimated value of the Company based on projected cash flows, the assumptions used were:

•

expected life of the options and equity rights was calculated as the difference between the grant dates and an exercise triggering event occurring not before the end of 2011. For the options granted under the Pre-IPO plans, expected lives varying from 4.25 to 3 years were assumed;

•	risk-free interest rate varying from 4.1% to 1.6%;

•	expected asset volatility varying from 27% to 38% (based on the average volatility of comparable companies over an equivalent period from valuation date to exit date);

•	dividend pay-out ratio of nil;

•	lack of marketability discounts—between 35% and 26%; and

•

the Business Economic Value of NXP, based on projected discounted cash flows as derived from our business plan for the next 3 years, extrapolated until 2021 and using 3% terminal growth rates (the discount factor was based on a weighted average cost of capital of 12.4%).

Because the stock options and equity rights were not traded, an option-based approach (the Finnerty model) was used to calculate an appropriate discount for lack of marketability. The expected life of the stock options and equity rights was estimated based on the time period private equity investors typically take to liquidate a portfolio investment. The volatility assumption was based on the average volatility of comparable companies over an equivalent period from valuation to exit date.

In May 2009, we executed a stock option exchange program for stock options granted up until that date and which were estimated to be deeply out of the money. Under this stock option exchange program, stock options with new exercise prices, different volumes and, in certain cases, revised vesting schedules, were granted to eligible individuals, in exchange for their existing stock options. By accepting the new stock options all existing stock options (vested and unvested) owned by the eligible individuals were cancelled. The number of employees eligible for and affected by the stock option exchange program was approximately 120. Since May 2009, stock options have been granted to eligible individuals under the revised stock options program. The exercise prices of these stock options ranged from €2.00 to €40.00. No modifications occurred with respect to the equity rights of the non-executive employees. No further options or rights will be granted under the pre-IPO plans. See also “Item 6. Management—B. Compensation—Share Based Compensation Plans”, for more information in relation to our Pre-IPO Plans.

In accordance with the provisions of Topic 718, the unrecognized portion of the compensation costs of the cancelled stock options continues to be recognized over the remaining requisite vesting period. For the replacement stock options, the compensation costs are determined as the difference between the fair value of the cancelled stock options immediately before the grant date of the replacement stock options and the fair value of these replacement stock options at the grant date. This incremental compensation cost will be recognized in accordance with the vesting schedule over the next 2 years.

Legal Proceedings

In accordance with ASC 450 “Contingencies”, we account for probable losses that may result from ongoing legal proceedings based on our best estimate of what such losses could be or, when such best estimate cannot be made, we record the minimum potential loss contingency. Estimates require the application of considerable judgment, and are refined each accounting period as additional information becomes known. We are often initially unable to develop a best estimate of loss and therefore the minimum amount, which could be zero, is recorded until a better estimate can be developed. As information becomes known, the minimum loss amount can be increased, resulting in additional loss provisions, or a best estimate can be made, which may or may not result in additional loss provisions. There can be no assurances that our recorded reserves will be sufficient to cover the extent of our costs and potential liability.

For a summary of the material legal proceedings to which we are subject, see note 31 to our consolidated financial statements included in Part III, Item  18 of this Report.

C. Research and Development, Patents and Licenses, etc.

Research and Development

We believe that our future success depends on our ability to both improve our existing products and to develop new products for both existing and new markets. We direct our research and development efforts largely to the development of new High Performance Mixed Signal semiconductor solutions where we see significant opportunities for growth. We target applications that require stringent overall system and subsystem performance. As new and challenging applications proliferate, we believe that many of these applications will benefit from our solutions. We have assembled a team of highly skilled semiconductor and embedded software design engineers with expertise in RF, analog, power management, interface, security and digital processing. As of December 31, 2011, we had approximately 3,200 employees in research and development, of which over 2,100 support our High Performance Mixed Signal businesses and approximately 300 support our Standard Products businesses. Our engineering design teams are located in India (Bangalore), China (Shanghai), the United States (San Jose, San Diego, Tempe, Bellevue), France (Caen, Suresnes, Sophia Antipolis), Germany (Hamburg, Dresden), Austria (Gratkorn), the Netherlands (Nijmegen, Eindhoven), Hong Kong, Singapore, the United Kingdom (Manchester), Switzerland (Zurich) and Belgium (Leuven). Our research and development expenses were $635 million in 2011 (of which 87% related to our High Performance Mixed Signal businesses), $568 million in 2010 and $764 million in 2009.

Largely as a result of our scale and the level of our investments in research and development, we have achieved a significant number of market leadership positions and are able to extend those positions. In High Performance Mixed Signal markets where we already have a strong number one market leadership position, such as can/LIN/-FlexRay in-vehicle networking, e-passports and most of our other identification businesses, we invest in research and development to extend our market position and to outpace market growth. In High Performance Mixed Signal markets where we are the leader, but with a smaller market share lead over our competition, such as car access and immobilizers, car radio, TV front-end and radio frequency identification, and in High Performance Mixed Signal markets where we are not the market share leader, we are investing in research and development to grow significantly faster than the market and improve our relative market position. In addition, we are investing to build or expand leading positions in a number of promising, high growth markets such as AC-DC power conversion, CFL and LED lighting drivers, 32-bit ARM microcontrollers, hearing aids and integrated mobile audio solutions. Finally, we invest around 3% of our total research and development expenditures in research activities that develop fundamental new technologies or product categories that could contribute significantly to our company growth in the future. Examples of current developments include biosensors and MEMS oscillators.

We annually perform a fundamental review of our business portfolio and our related new product and technology development opportunities in order to decide on changes in the allocation of our research and development resources. For products targeting established markets, we evaluate our research and development expenditures based on clear business need and risk assessments. For break-through technologies and new market opportunities, we look at the strategic fit and synergies with the rest of our portfolio and the size of the potential addressable market. Overall, we allocate our research and development to maintain a healthy mix of emerging growth and mature businesses.

Intellectual Property

The creation and use of intellectual property is a key aspect of our strategy to differentiate ourselves in the marketplace. We seek to protect our proprietary technologies by seeking patents, retaining trade secrets and defending, enforcing and utilizing our intellectual property rights, where appropriate. We believe this strategy allows us to preserve the advantages of our products and technologies, and helps us to improve the return on our investment in research and development. Our portfolio of approximately 14,000 patents and patent applications, as well as our royalty-free licenses to patents held by Philips, give us the benefit of one of the largest patent portfolio positions in the High Performance Mixed Signal and Standard Products markets. To protect confidential technical information that is not subject to patent protection, we rely on trade secret law and frequently enter into confidentiality agreements with our employees, customers, suppliers and partners. In situations where we believe that a third party has infringed on our intellectual property, we enforce our rights through all available legal means to the extent that we determine the benefits of such actions to outweigh any costs involved. For more information on the intellectual property arrangements we have entered into with Philips, see “Part I—Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Intellectual Property Transfer and License Agreement” contained elsewhere in this annual report.

We have engaged occasionally in licensing, selling and other activities aimed at generating income and other benefits from our intellectual property assets. We believe that there is an opportunity to generate additional income and other benefits from our intellectual property assets. This is a process that will take time before meaningful benefits can be reaped. We are in the early phases of developing the program.

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

We believe that we are strategically positioned to capture rapid growth in emerging markets through our strong position in Asia Pacific (excluding Japan), which represented 57% of our revenue in 2011, compared to 58% of our revenue in 2010, compared to a peer average of 49% of revenue in 2010. In particular, Greater China represented 38% of our revenue in 2011, compared to 37% of our revenue in 2010.

E. Off-balance Sheet Arrangements.

As of December 31, 2011, we had no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations.

Presented below is a summary of our contractual obligations as at December 31, 2011

	$000,000	$000,000	$000,000	$000,000	$000,000	$000,000		$000,000
($ in millions)	Total	2012	2013	2014	2015	2016		2017 and thereafter
Long-term debt	3,742	10	475	13	783	616	(1)	1,845	(2)
Capital lease obligations	25	8	8	6	1	1		1
Short-term debt (3)	35	35	—	—	—	—		—
Operating leases	171	31	26	25	24	15		50
Interest on the notes (4)	1,445	289	283	248	252	184		189
Long-term purchase contracts	206	94	64	32	9	2		5

Total contractual cash obligations (4)(5)	5,624	467	856	324	1,069	818		2,090

(1)	On November 10, 2011, we entered into a new senior secured indenture under which we issued a total of $615 million floating rate senior secured notes due 2016.
(2)	On March 4, 2011, we entered into the First 2017 Term Loan, for an initial $500 million and on November 18, 2011, we entered into the Second 2017 Term Loan for a second tranche of $500 million.
(3)	Short-term debt consists of outstanding borrowings and guarantees under our Secured Revolving Credit Facility as of December 31, 2011. Any amount still outstanding under the Secured Revolving Credit Facility on September 28, 2012 will be due in full immediately on that date. The Forward Start Revolving Credit Facility will become available to us on September 28, 2012, the maturity date of our current Secured Revolving Credit Facility, subject to customary terms and conditions and certain financial conditions.
(4)	The interest on the notes was determined on the basis of LIBOR and EURIBOR interest rates for floating rate instruments and on the basis of contractual agreed interest rates for other debt instruments. The euro-denominated interest amounts were converted into U.S. dollars based on the balance sheet rate as at December 31, 2011 of $1.2938.
(5)	Certain of these obligations are denominated in currencies other than U.S. dollars, and have been translated from foreign currencies into U.S. dollars based on an aggregate average rate of $1.3908 per €1.00, in effect at December 31, 2011. As a result, the actual payments will vary based on any change in exchange rate.

As of December 31, 2011, accrued interest on debt amounted to $74 million.

Certain contingent contractual obligations, which are not reflected in the table above, include contractual agreements, such as supply agreements, containing provisions that certain penalties may be charged if we do not fulfill our commitments.

We sponsor pension plans in many countries in accordance with legal requirements, customs and the local situation in the countries involved. These are defined-benefit pension plans, defined contribution pension plans and multi-employer plans. Contributions to funded pension plans are made as necessary, to provide sufficient assets to meet future benefits payable to plan participants. These contributions are determined by various factors, including funded status, legal and tax considerations and local customs. We currently estimate contributions to funded pension plans will be $72 million in 2012, consisting of $4 million in employer contributions to defined-benefit pension plans and $68 million in employer contributions to defined-contribution pension plans and multi-employer plans. The expected cash outflows in 2012 and subsequent years are uncertain and may change as a consequence of statutory funding requirements as well as changes in actual versus currently assumed discount rates, estimations of compensation increases and returns on pension plan assets.

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

A. Directors, Executive Officers and Key Employees

The following description sets forth certain information about management and management-related matters. We have a one-tier board structure.

Board of Directors

Set forth below are the names, ages and positions as of December 31, 2011, of the persons who serve as members of our board of directors.

Name	Age	Position
Richard L. Clemmer	60	Executive director, president and chief executive officer
Sir Peter Bonfield	67	Non-executive director and chairman of the board
Johannes P. Huth	51	Non-executive director and vice-chairman of the board
Vikram Bhatia *	64	Non-executive director
Nicolas Cattelain	38	Non-executive director
Egon Durban	38	Non-executive director
Kenneth A. Goldman	62	Non-executive director
Josef Kaeser	54	Non-executive director
Ian Loring	45	Non-executive director
Michel Plantevin	55	Non-executive director
Richard Wilson	46	Non-executive director

*	Mr. Bhatia was appointed to replace Eric Coutinho, who resigned as non-executive director of the Company on May 10, 2011.

•

Richard L. Clemmer (1951, American). Mr. Clemmer became executive director, president and chief executive officer on January 1, 2009. Prior to that, from December 2007, Mr. Clemmer was a member of the supervisory board of NXP B.V. and a senior advisor of Kohlberg Kravis Roberts & Co. Prior to joining NXP, he drove the turnaround and re-emergence of Agere, a spin-off from Lucent and a leader in semiconductors for storage, wireless data, and public and enterprise networks. He also served as Chairman of u-Nav Microelectronics Corporation, a leading GPS technology provider, and held a five-year tenure at Quantum Corporation where he was executive vice president and chief financial officer. Prior to that, Mr. Clemmer worked for Texas Instruments Incorporated as senior vice president and semiconductor group chief financial officer. Mr. Clemmer also serves on the board of NCR Corporation.

•

Sir Peter Bonfield (1944, British). Sir Peter has been appointed as a non-executive director and as the chairman of our board of directors. Prior to that, Sir Peter was the chairman of the supervisory board of NXP B.V. from September 29, 2006. Sir Peter served as chief executive officer and chairman of the executive committee for British Telecom plc from 1996 to 2002 and prior to that was chairman and chief executive officer of ICL plc (now Fujitsu Services Holdings Ltd.). Sir Peter also worked in the semiconductor industry during his tenure as a divisional director at Texas Instruments Incorporated, for whom he held a variety of senior management positions around the world. Sir Peter currently holds non-executive directorships at Telefonaktiebolaget LM Ericsson, Taiwan Semiconductor Manufacturing Company Limited, Mentor Graphics Corporation and Sony Corporation. Sir Peter is Chair of Council and Senior Pro-Chancellor at Loughborough University, Advisor to Apax Partners LLP, Senior Advisor to N M Rothschild (both in London) and Board Mentor at CMi in Belgium. He is also Advisor to Longreach LLP in Hong Kong and NVP LLP in New Jersey.

•

Johannes P. Huth (1960, German). Mr. Huth has been appointed as a non-executive director and vice-chairman of our board of directors. Prior to that, Mr. Huth was a member and chairman of our supervisory board and a member and vice-chairman of NXP B.V.’s supervisory board from September 29, 2006. He is currently a member of the supervisory board of Bertelsmann Music Group (BMG) and of Versatel AG, a director of Kohlberg Kravis Roberts & Co. Ltd, President of Kohlberg Kravis Roberts & Co. SAS, vice-chairman of the supervisory board of ProSieben Sat 1 Media AG and a member of the advisory board of Wild Flavors GmbH. Mr. Huth also serves on the supervisory board of KION Holding 1 GmbH.

•

Vikram Bhatia (1947, British). Mr. Bhatia has been appointed as a non-executive director of our board of directors effective May 26, 2011.He has held numerous senior positions and various assignments in the past years, including in iSoftGroup Plc, Monarch Holdings PLC, Page and Moy Travel Group and the Claverley Group of companies. In May 2006, working with PricewaterhouseCoopers, he was appointed the Turnaround Programme Director in the Hull and East Yorkshire Hospital NHS Trust. Prior to these assignments, he fulfilled various other senior roles, which included Sithe Energy, British Telecom, Philips and Deloitte.

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

•

Kenneth A. Goldman (1949, American). Mr. Goldman has been appointed as a non-executive director of our board of directors effective August 6, 2010. Mr. Goldman is the senior vice president and chief financial officer of Fortinet, Inc. Prior to that, Mr. Goldman served as senior vice president, finance and administration, and chief financial officer of Siebel Systems, Inc. from 2000 to 2006. Mr. Goldman has also served as senior vice president and chief financial officer of Excite@Home Corporation and Sybase, Inc., as well as serving as chief financial officer of Cypress Semiconductor Corporation and VLSI. Technology, Inc. Mr. Goldman also serves on the board of directors of Infinera, Inc. and several private companies. Mr. Goldman also served as a member of the Treasury Advisory Committee on the Auditing Profession. He is also a member of the board of trustees of Cornell University.

•

Josef Kaeser (1957, German). Mr. Kaeser has been appointed as a non-executive director of our board of directors effective September 1, 2010. Mr. Kaeser is the executive vice president and chief financial officer of Siemens AG. Prior to this, Mr. Kaeser served as chief strategy officer for Siemens AG from 2004 to 2006 and as the chief financial officer for the mobile communications group from 2001 to 2004. Mr. Kaeser has additionally held various other positions within the Siemens group since he joined Siemens in 1980. Mr. Kaeser also serves on the managing board of Siemens AG and the board of directors of Siemens Ltd., India, Allianz AG, Germany and Nokia Siemens Networks B.V.

•

Ian Loring (1966, American). Mr. Loring has been appointed a non-executive director of our board of directors. Mr. Loring became a member of our supervisory board and the supervisory board of NXP B.V. on September 29, 2006 and is a managing director of Bain Capital Partners, LLC. Prior to joining Bain Capital Partners in 1996, Mr. Loring worked at Berkshire Partners and has previously also worked at Drexel Burnham Lambert. He serves as a director of SkillSoft Limited, Clear Channel Communications Inc., The Weather Channel Inc., Denon & Marantz and Contec Co. Ltd. Mr. Loring previously served on the board of Warner Music Group Corporation, Cumulus Media Inc. and Echelon Telecom Inc.

•

Michel Plantevin (1956, French). Mr. Plantevin has been appointed a non-executive director of our board of directors. Mr. Plantevin became a member of our supervisory board and the supervisory board of NXP B.V. on September 29, 2006 and is a managing director of Bain Capital, LLC. Prior to joining Bain Capital LLC. in 2003, Mr. Plantevin worked at Goldman Sachs in London, and prior to that he was a partner with Bain & Company in London and Paris. He also serves as a director of FCI, Brakes Group, Trinseo and IMCD.

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

Management Team

Set forth below are the names, ages as of December 31, 2011, and positions of the executive officers who together with our chief executive officer, Mr. Clemmer, constitute our management team.

Name	Age	Position
Richard L. Clemmer	60	Executive director, president and chief executive officer
Chris Belden	51	Executive vice president and general manager of operations
Guido Dierick	52	Executive vice president and general counsel
Alexander Everke	48	Executive vice president and general manager of High Performance Mixed Signal businesses focused on wireless infrastructure, lighting, industrial, mobile, consumer and computing applications
Loh Kin Wah *	57	Executive vice president sales & marketing
Peter Kelly	54	Executive vice president and general manager of operations
Rene Penning De Vries	57	Senior vice president and chief technology officer
Robert Rigby-Hall **	46	Executive vice president and chief human resources officer
Ruediger Stroh	49	Executive vice president and general manager of High Performance Mixed Signal businesses focused on identification applications
Frans Scheper	49	Executive vice president and general manager of the Standard Products applications
Kurt Sievers	42	Executive vice president and general manager of High Performance Mixed Signal businesses focused on automotive applications
Karl-Henrik Sundström	51	Executive vice president and chief financial officer

*	Mr. Loh was appointed to replace Mr. Mike Noonen, who resigned from the Company effective July 31, 2011.
**	Mr. Rigby-Hall was appointed to replace Mr. Peter Kleij, who resigned from the Company effective September 1, 2011.

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

•

Guido Dierick (1959, Dutch). Mr. Dierick is executive vice president, general counsel, secretary of our board of directors and member of the management team. Since 2000 he has been responsible for legal and intellectual property matters at NXP. He previously was employed by Philips from 1982 and worked in various legal positions.

•

Alexander Everke (1963, German). Mr. Everke is executive vice president, member of the management team and general manager of our High Performance Mixed Signal businesses focused on the wireless infrastructure, lighting, industrial, mobile, consumer and computing application markets. He previously served in various senior management positions within NXP. Mr. Everke joined NXP in 2006 from Infineon Technologies AG, where he served last as general manager of the Chip Card & Security ICs business unit. Before Infineon, Mr. Everke worked for several years at Siemens AG.

•

Loh Kin Wah (1954, Malaysian). Mr. Loh Kin Wah is executive vice president, member of the management team, responsible for sales & marketing. Mr. Loh joined NXP on October 1, 2011. He previously was the President and CEO of Qimonda AG following its spin-out from Infineon Technologies AG. Prior to this appointment, he was a member of the Infineon AG Executive Management Board responsible for the Communication Business Group and subsequently the Memories Product Group. Mr. Loh has held a series of management positions within Infineon AG and its parent company Siemens AG, both in Europe and Asia.

•

Peter Kelly (1957, American). Mr. Kelly is executive vice president, general manager of operations and member of the management team. He joined NXP on March 1, 2011. He shares responsibility with Mr. Belden for managing our overall operations. Mr. Kelly has over 25 years of experience in the technology industry working for companies in Europe and the USA, being a key part of the management team that led the spin-off of Agere from Lucent, where he led the global operations team.

•

Rene Penning De Vries (1954, Dutch). Mr. Penning De Vries is senior vice president, chief technology officer and member of the management team. He holds the same position in NXP B.V. He previously was employed by Philips from 1984 in various managerial positions.

•

Robert Rigby-Hall (1965, British). Mr. Rigby-Hall is executive vice president, chief human resources officer and member of the management team since August 15, 2011. Previously, Mr. Rigby-Hall was chief HR officer of LexisNexis, a global provider of information and technology solutions, that is part of Anglo-Dutch group Reed Elsevier.

•

Ruediger Stroh (1962, German). Mr. Stroh is executive vice president, member of the management team and general manager of our High Performance Mixed Signal businesses focused on the identification application markets. Before joining NXP on May 18, 2009, he led LSI Corporation’s Storage Peripherals business, overseeing silicon solutions for hard disk and solid state drives addressing consumer and enterprise markets. Previously, he headed Agere System Inc’s storage division and served as chief executive officer for a number of start-up companies. Mr. Stroh began his career at Siemens AG where he held multiple management positions before joining Infineon Technologies AG.

•

Frans Scheper (1962, Dutch). Mr. Scheper has been executive vice president and general manager for the Standard Products business since November, 2009, and has been a member of the management team since January 1, 2010. He has previously served as general manager of the general applications (discretes) business line within the multimarket business and served in various positions at Philips since 2000.

•

Kurt Sievers (1969, German). Mr. Sievers has been executive vice president and general manager of our High Performance Mixed Signal businesses focused on the automotive application markets since November, 2009 and since January 2010 he has been a member of the management team. He has previously managed the automotive safety and comfort business line and served in various positions at Philips since 1995.

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

Compensation Policy and Objectives

The objective in establishing the compensation policies for our chief executive officer, the other members of our management team and our other executives, will be to provide a compensation package that is aligned with our strategic goals and that enables us to attract, motivate and retain highly qualified professionals. We believe that the best way to achieve this is by linking executive compensation to individual performance targets, on the one hand, and to NXP’s performance, on the other hand. Our executive compensation package will therefore include a significant variable part, consisting of an annual cash incentive, shares and stock options. Executive performance targets will be determined annually, at the beginning of the year, and assessed at the end of the year by, respectively, our nominating and compensation committee, our executive officers or the other members of our management team. The compensation package for our chief executive officer, the other members of our management team and our NXP executives is benchmarked on a regular basis against other companies in the high-tech and semiconductors industry.

Base Salary

We currently pay our chief executive officer an annual base salary of €1,142,000, the chairman of our board of directors an annual fixed fee of €275,000 and the other members of our board of directors an annual fixed fee of $85,000 gross. Members of our Audit Committee and the Nominating & Compensation Committee receive an additional annual fixed fee of $6,000 gross and the chairmen of both committees receive an additional annual fixed fee of $10,000 and $8,000 gross, respectively. For the year ended December 31, 2011, the members of our management team as a group (in total 14 members) received a total aggregate compensation of €6,900,000, compared to a total aggregate compensation of €6,200,000 (in total 13 members) in 2010.

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

Annual Incentive

Each year, our chief executive officer, the other members of our management team and our other executives can qualify to earn a variable cash incentive, subject to whether certain specific and challenging performance targets have been met. For our chief executive officer, the on-target cash incentive percentage as of 2011 was set at 75% of the base salary, with the maximum cash incentive set at 150% of the annual base salary (previously: 100% and 200%, respectively). The cash incentive pay-out in any year relates to the achievements of the preceding financial year in relation to agreed targets. In 2011, an amount of €2,284,000 has been paid to our chief executive officer as annual incentive bonus for our performance in 2010. The total annual incentive bonus amount paid in 2011 to members of our management team, including our chief executive officer, is €9,290,000. In 2010, an amount of €2,284,000 has been paid to our chief executive officer, and a total amount of €9,830,000 has been paid as annual incentive bonus amount to members of our management team, including our chief executive officer.

Share Based Compensation Plans

The purpose of our share based compensation plans, including the Management Equity Stock Option Plan implemented prior to the consummation of our initial public offering in August 2010 and the Long-Term Incentive Plan 2010 and 2011 introduced in November 2010 and November 2011, respectively, is to align the interests of management with those of our stockholders by providing additional incentives to improve our medium and long term performance, by offering the participants an opportunity to share in the success of NXP.

We granted stock options to the members of our management team and to approximately 135 of our other executives in 2007 and 2008 under the Management Equity Stock Option Plan. In May 2009, we executed a stock option exchange program, under which stock options, with new exercise prices, different volumes and—in certain cases—revised vesting schedules, were granted to eligible individuals, in exchange for their owned stock options. By accepting the new stock options all previously granted stock options (vested and unvested) owned by the eligible individual were cancelled. As of May 2009, when the stock options exchange program was consummated, stock options have been granted to eligible individuals under the revised Management Equity Stock Option Plan. Under this stock option plan the participants acquire the right to purchase a certain number of shares of common stock at a predetermined price, i.e. exercise price, provided that certain conditions are met. The stock options have a vesting schedule as specified upon the grant to the individuals. Pursuant to our Management Equity Stock Option Plan, members of our management team and certain other executives will be allowed to exercise, from time to time, their vested options. The proportion of options available for exercise cannot exceed the proportion of the aggregate number of shares of common stock sold by our co-investors, including the Private Equity Consortium, to the total number of shares of common stock owned by such co-investors. Following the completion of the secondary offering on April 5, 2011 by NXP Semiconductors N.V., in total up to 22% of the options under the Management Equity Stock Option Plan have become exercisable, subject to the applicable laws and regulations. As of December 31, 2011, a total of 16,128,196 million stock options were granted and outstanding under the Management Equity Stock Option Plan to a group of approximately 120 (current and former) NXP executives (which includes our chief executive officer and the other members of the management team and our chairman of the board of directors). These stock options can be exercised at exercise prices which vary from €2.00 to €50.00 per stock option.

In November 2010, we introduced a new Long Term Incentive Plan 2010, under which performance stock, restricted stock and stock options may be granted to the members of our board of directors, management team, our other executives, selected other key employees/talents of NXP and selected new hires. Under the Long Term Incentive Plan 2010, equity incentives may be granted on, or the day after, the dates NXP publishes its quarterly financials, beginning on November 2, 2010. Performance stock and restricted stock vest over a period of three years, subject to relevant performance criteria relating to operating income being met, and stock options vest over four years. The size of the annual equity pool available for Long Term Incentive Plan 2010 awards from November 2, 2010 up to the fourth quarter of 2011 is for an aggregate of up to 7,200,000 common shares in our share capital. On December 31, 2011, grants to 955 participants were outstanding, in total representing some 5,075,000 shares of common stock, consisting of approximately 591,000 performance stock, approximately 907,000 restricted stock units and some 3,577,000 stock options.

In November 2011, we introduced a new Long Term Incentive Plan 2011, under which performance stock, restricted stock and stock options may be granted to the members of our board of directors, management team, our other executives, selected other key employees/talents of NXP and selected new hires. Under the Long Term Incentive Plan 2011, equity incentives may be granted on, or the day after, the dates NXP publishes its quarterly financials, beginning on November 1, 2011. Performance stock and restricted stock vest over a period of three years, subject to relevant performance criteria being met, and stock options vest over four years. The size of the annual equity pool available for Long Term Incentive Plan 2011 awards from November 1, 2011 up to the fourth quarter of 2012 is for an aggregate of up to 8,570,000 (including a number of 1,370,000 which remained from the 2010 LTIP pool) common shares in our share capital. On December 31, 2011, grants to 1,000 participants were outstanding, in total representing approximately 6,146,000 shares of common stock, consisting of approximately 896,000 performance stock, some 1,450,000 restricted stock units and some 3,800,000 stock options.

Shares to be delivered under any equity program may be newly issued, for up to 10% of our share capital, or they may come out of treasury stock or be purchased from time to time upon the decision of our board of directors.

As of December 31, 2011, the following stock options, restricted stock, performance stock and shares of common stock were outstanding with members of our board of directors:

Richard L. Clemmer, CEO and president

As of December 31, 2011, our chief executive officer held 186,179 (of which 80,054 are from vested performance stock units) shares and had been granted the following stock options and performance stock units, which were outstanding:

	Number of	Exercise	Number of Stock Options per vesting schedule
Series	Stock Options	Price (in $)	11/01/12	11/01/13	11/01/14	11/01/15
2011/November	410,000	16.84	102,500	102,500	102,500	102,500

	Number of	Exercise	Number of Stock Options per vesting schedule
Series	Stock Options	Price (in $)	11/02/11	11/02/12	11/02/13	11/02/14
2010/November	360,252	13.27	90,063	90,063	90,063	90,063

	Number of	Exercise	Number of Stock Options per vesting schedule
Series	Stock Options	Price (in €)	01/01/10	01/01/11	01/01/12	01/01/13
2009/1	415,000	2.00	103,750	103,750	103,750	103,750
2009/2	1,400,000	15.00	350,000	350,000	350,000	350,000
2009/3	234,000	30.00	58,500	58,500	58,500	58,500
2009/4	374,252	40.00	93,563	93,563	93,563	93,563

Total	2,423,252		605,813	605,813	605,813	605,813

	Number of Performance	Number of Performance Stock Units per vesting schedule
Series	Stock Units	02/09/13	02/09/14	02/09/15
2011/November	300,000	Maximum 33% of total	Maximum 67% of total	Up to 100% of total

	Number of Performance	Number of Performance Stock Units per vesting schedule
Series	Stock Units	11/02/12	11/02/13
2010/November	160,108	Maximum 67% of total	Up to 100% of total

Sir Peter Bonfield, chairman of the board of directors

As of December 31, 2011, the chairman of our board of directors held 3,333 shares from vested stock units, and the following stock options and restricted stock units had been granted to him and were outstanding:

	0000000000000000000	0000000000000000000	0000000000000000000	0000000000000000000	0000000000000000000
Series	Number of Restricted		Number of Stock Units per vesting schedule
	Stock Units		11/01/12	11/01/13	11/01/14
2011/November	10,000		3,333	3,333	3,334

	Number of Restricted		Number of Stock Units per vesting schedule
Series	Stock Units		11/02/12	11/02/13
2010/November	6,667		3,333	3,334

	Number of Stock	Exercise Price	Number of Stock Options per vesting schedule
Series	Options	(in €)	01/01/10	10/01/11	10/01/12
2009/2	23,550	15.00	7,850	7,850	7,850
2009/3	23,550	30.00	7,850	7,850	7,850

Total	47,100		15,700	15,700	15,700

Other members of our board of directors

As of December 31, 2011, the other members of our board of directors held the following number of shares:

Mr. Huth: 73,333 of which 3,333 are from vested stock units

Mr. Cattelain: 3,333 from vested stock units

Mr. Durban: 13,833 of which 3,333 are from vested stock units

Mr. Goldman: 8,333 of which 3,333 are from vested stock units

Mr. Kaeser: 3,333 from vested stock units

Mr. Loring: 3,333 from vested stock units

Mr. Plantevin: 3,333 from vested stock units

Mr. Wilson: 3,333 from vested stock units

To each of Messrs. Huth, Cattelain, Durban, Goldman, Kaeser, Loring, Plantevin and Wilson, all being member of our board of directors, the following restricted stock units had been granted and were outstanding as of December 31, 2011:

	0000000000000000000	0000000000000000000	0000000000000000000	0000000000000000000
	Number of Restricted	Number of Stock Units per vesting schedule
Series	Stock Units	11/01/12	11/01/13	11/01/14
2011/November	10,000	3,333	3,333	3,334

	Number of Restricted	Number of Stock Units per vesting schedule
Series	Stock Units	11/02/12	11/02/13
2010/November	6,667	3,333	3,334

To Mr. Bhatia, in 2011 being appointed as member of our board of directors, the following restricted stock units had been granted and were outstanding as of December 31, 2011:

	00000000000000000000	00000000000000000000	00000000000000000000	00000000000000000000
	Number of Restricted	Number of Stock Units per vesting schedule
Series	Stock Units	11/01/12	11/01/13	11/01/14
2011/November	10,000	3,333	3,333	3,334

Pensions

Our chief executive officer and eligible members of the management team participate in the executives’ pension plan, which we set up in the Netherlands and which consists of a combination of a career average and a defined-contribution plan. The target retirement age under the plan is 62.5 for our chief executive officer. The plan does not require employee contributions. We paid for our chief executive officer a total pension plan contribution of €569,340 in 2011 (2010: €569,530). We also paid a total pension plan contribution in the aggregate of €1,540,000 (2010: €1,650,000) to the members of our management team.

Additional Arrangements

In addition to the main conditions of employment, a number of additional arrangements apply to our chief executive officer and other members of the management team. These additional arrangements, such as housing compensation and relocation allowances, medical insurance, accident insurance, school fee compensation and company car arrangements are broadly in line with those for the NXP executives globally. In the event of disablement, our chief executive officer and other members of the management team are entitled to benefits in line with those for other NXP executives. In line with regulatory requirements, the Company’s policy forbids personal loans, guarantees or similar arrangements to members of our board, and consequently no loans, guarantees or similar arrangements were granted to such members in 2010 or in 2011, nor were any such loans outstanding as of December 31, 2011.

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

Summary Compensation Table

The following table sets forth the annual compensation paid or granted during the year ended December 31, 2011 to the members of our board of directors on an individual basis for services in all capacities.

	Salary and/ or fees (1 in €; 2 in $)		Performance related compensation (€)	Number of stock, stock options and stock units granted	Non-equity incentive plan compensation or benefits in kind (€)	Pension, retirement or similar benefits (€)
Richard L. Clemmer	1,142,000	(1)	2,284,000	710,000	680,474	569,340
Sir Peter Bonfield	275,000	(1)	—	10,000	—	—
	12,000	(2)	—	—	—	—
Johannes P. Huth	91,000	(2)	—	10,000	—	—
Vikram Bhatia	53,083	(2)	—	10,000	—	—
Nicolas Cattelain	85,000	(2)	—	10,000	—	—
Eric Coutinho	35,417	(2)	—	—	—
Egon Durban	85,000	(2)	—	10,000	—	—
Kenneth A. Goldman	101,000	(2)	—	10,000	—	—
Josef Kaeser	91,000	(2)	—	10,000	—	—
Ian Loring	85,000	(2)	—	10,000	—	—
Michel Plantevin	99,000	(2)	—	10,000	—	—
Richard Wilson	85,000	(2)	—	10,000	—	—

Total:	1,417,000	(1)	2,284,000	810,000	680,474	569,340
	822,500	(2)

The following table sets forth the annual compensation paid or granted during the year ended December 31, 2010 to the members of our board of directors on an individual basis for services in all capacities.

	Salary and/ or fees (1 in €; 2 in $)		Performance related compensation (€)	Number of stock, stock options of stock units outstanding	Non-equity incentive plan compensation or benefits in kind (€)	Pension, retirement or similar benefits (€)
Richard L. Clemmer	1,142,000	(1)	2,284,000	600,414	711,901	569,531
Sir Peter Bonfield	275,000	(1)	—	57,100	—	—
Johannes P. Huth	37,917	(2)	—	10,000	—	—
Nicolas Cattelain	35,417	(2)	—	10,000	—	—
Eric Coutinho	35,417	(2)	—	—	—	—
Egon Durban	35,417	(2)	—	10,000	—	—
Kenneth A. Goldman	41,250	(2)	—	10,000	—	—
Josef Kaeser	30,333	(2)	—	10,000	—	—
Ian Loring	35,417	(2)	—	10,000	—	—
Michel Plantevin	41,250	(2)	—	10,000	—	—
Richard Wilson	35,417	(2)	—	10,000	—	—

Total:	1,417,000	(1)	2,284,000	737,514	711,901	569,531
	327,835	(2)

C. Board Practices.

Management Structure

We have a one-tier board structure, consisting of an executive director and non-executive directors.

Powers, Composition and Function

The number of executive and non-executive directors is determined by the board of directors. The board of directors will consist of one executive director and ten non-executive directors. The executive director, Mr. Clemmer, has been appointed as our chief executive officer.

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

Our directors are appointed for one year and will be re-electable each year at the general meeting of stockholders. The members of our board of directors may be suspended or dismissed at any time by the general meeting of stockholders. A resolution to suspend or dismiss a director will have to be adopted by at least a two thirds majority of the votes cast, provided such majority represents more than half of our issued share capital and unless the proposal to suspend or dismiss a member of the board of directors is made by the board of directors itself, in which case resolutions shall be adopted by a simple majority of votes cast. Currently, Dutch law does not allow executive directors to be suspended by the board of directors; however, Dutch law is expected to be amended in 2012 to facilitate the suspension of executive directors by the board.

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

Board Committees

While retaining overall responsibility, our board of directors has assigned certain of its tasks to permanent committees. Members of the permanent committees will be appointed by the board of directors. The board of directors will also determine the tasks of each committee. Our board of directors has established an audit committee and a nominating and compensation committee, each of which will have the responsibilities and composition described below:

•

Audit Committee. Our audit committee consists of three independent non-executive directors, Messrs. Goldman, Kaeser and Bhatia. Mr. Goldman, who is appointed as chairman of the audit committee, will qualify as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and as determined by our board of directors. Our audit committee will assist the board of directors in supervising, monitoring and advising the board of directors on financial reporting, risk management, compliance with relevant legislation and regulations and our business code of conduct. It will oversee the preparation of our financial statements, our financial reporting process, our system of internal business controls and risk management, our internal and external audit process and our internal and external auditor’s qualifications, independence and performance. Our audit committee also will review our annual and interim financial statements and other public disclosures, prior to publication. At least once per year, the non-executive directors who are part of the audit committee will report their findings to the plenary board of directors. Our audit committee also recommends to our stockholders the appointment of external auditors. The external auditor will attend most meetings of the audit committee. The findings of the external auditor, the audit approach and the risk analysis are also discussed at these meetings.

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

D. Employees.

The following table provides an overview of the number of full time employees we had per segment:

	As of December 31,
	2010 (1)	2011
High Performance Mixed Signal	2,864	3,037
Standard Products	1,746	1,745
Manufacturing Operations	15,526	14,860
Corporate:
Central research and development	654	733
Sales and marketing	846	633
Information technology	369	62
Other shared services	2,061	2,221
Other (including NXP Software)	405	369

Total	24,471	23,660

The following table indicates the number of full time employees per geographic area:

	As of December 31,
	2010 (1)	2011
Europe and Africa	7,347	6,932
Americas	542	532
Greater China	6,926	6,805
Asia Pacific	9,656	9,391

Total	24,471	23,660

(1)	The number of employees at December 31, 2010 excludes 941 employees from our discontinued Sound Solutions business

We have not experienced any material strikes or labor disputes in the past. A number of our employees are members of a labor union. In various countries, local law requires us to inform and consult with employee representatives on matters relating to labor conditions. We consider our employee relations to be good.

E. Share Ownership.

Information with respect to share ownership of members of our board of directors is included in Part I—Item 7. “Major Shareholders and Related Party Transactions” and notes 32 and 33 to our consolidated financial statements, which are incorporated herein by reference. Information with respect to the grant of shares and stock options to employees is included in note 34 to our consolidated financial statements which are incorporated herein by reference.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders.

The following table shows the amount of our common stock beneficially owned as of December 31, 2011 by (i) each person who is known by us to own beneficially more than 5% of our common stock, (ii) each member of our board of directors, (iii) each director nominee, (iv) each of the named executive officers, (v) certain former members of management and (vi) all members of the board, director nominees and all of our executive officers as a group. A person is a “beneficial owner” of a security if that person has or shares voting or investment power over the security or if he has the right to acquire beneficial ownership within 60 days. Unless otherwise noted, these persons may be contacted at our executive offices and, to our knowledge, have sole voting and investment power over the shares listed.

Percentage computations are based on 251,751,500 shares of our common stock issued and outstanding as of December 31, 2011. As shown in the table below, funds advised by KKR, Bain and Silver Lake are considered U.S. beneficial holders and collectively beneficially owned 42.4% of our shares of common stock

	Common Stock Beneficially Owned
	Number	%
Funds advised by KKR(1)(6)	40,028,656	15.90
Funds advised by Bain(2)(6)	32,021,770	12.72
Funds advised by Silver Lake(3)(6)	16,012,220	6.36
Funds advised by Apax(4)(6)	18,010,831	7.15
Funds advised by Alpinvest(5)	8,004,306	3.18
NXP Co-Investment Partners L.P.(6)	18,684,787	7.42
PPTL Investment LP(7)	30,517,299	12.12
Richard L. Clemmer	809,357	0.32
Sir Peter Bonfield	13,695	0.005
Johannes P. Huth	73,333	0.03
Nicolas Cattelain	3,333	0.001
Egon Durban(8)	13,833	0.005
Ian Loring(9)	3,333	0.001
Kenneth Goldman	8,333	0.003
Michel Plantevin	3,333	0.001
Richard Wilson	3,333	0.001
Josef Kaeser	3,333	0.001
Vikram Bhatia	—	—
All directors and executive officers as a group(10)

(1)	KKR’s affiliates and certain funds advised by KKR, through various KKR-affiliated entities, hold shares of our common stock through a newly organized Luxembourg holding company. The following KKR-affiliated entities (the “KKR Entities”) have an indirect interest in 40,028,656 shares of our common stock through their ownership of such Luxembourg holding company: KKR NXP (2006) Limited (3,121,680 shares); KKR NXP (European II) Limited (20,010,767 shares); KKR NXP (Millennium) Limited (16,896,200 shares); and KKR Associates Europe II Limited Partnership (11 shares). As the designated members of KKR Management LLC (which may be deemed to indirectly control one or more general partners, stockholders or members of the entities that own or control the KKR Entities), Henry R. Kravis and George R. Roberts may be deemed to beneficially own the shares of our common stock indirectly held by the KKR Entities, but disclaim beneficial ownership of such shares. In addition, as the voting partner of certain affiliates of the KKR Entities, KKR SP Limited may be deemed to beneficially own the shares of our common stock indirectly held by the KKR Entities, but disclaims beneficial ownership of such shares. The principal business address of each of the entities and persons identified in this footnote except Mr. Roberts is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, New York, NY 10019, U.S.A. The principal business office for Mr. Roberts is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025, U.S.A.

(2)	Bain Pumbaa LuxCo S.à.r.l. owns 32,021,770 shares of our common stock. As a shareholder of Bain Pumbaa LuxCo S.à.r.l., Bain Capital Lion Holdings, L.P. (“Lion Holdings”) has voting and dispositive power over 32,017,229 shares of our common stock held by Bain Pumbaa LuxCo S.à.r.l. and may be deemed to beneficially own all shares of our common stock held by Bain Pumbaa LuxCo S.à.r.l. In addition, as a shareholder of Bain Pumbaa LuxCo S.à.r.l., Bain Capital Fund IX, L.P. (“Fund IX”) has voting and dispositive power over 4,541 shares of our common stock held by Bain Pumbaa LuxCo S.à.r.l. Bain Capital Investors, LLC (“BCI”) is the managing general partner of Lion Holdings as well as the general partner of Bain Capital Partners IX, L.P., which in turn is the general partner of Fund IX. As a result, BCI may be deemed to beneficially own all of the shares of our common stock held by Lion Holdings and Fund IX, but disclaims beneficial ownership of such shares of our common stock. BCI is controlled by an investment committee composed of 17 members, Andrew Balson, Steven Barnes, Joshua Bekenstein, John Connaughton, Todd Cook, Paul Edgerley, Christopher Gordon, Blair Hendrix, Jordan Hitch, Matthew Levin, Ian Loring, Philip Loughlin, Mark Nunnelly, Stephen Pagliuca, Mark Verdi, Michael Ward and Stephen Zide. Each such investment committee member disclaims beneficial ownership of shares indirectly held by Lion Holdings and Fund IX. In addition, the Bain-affiliated funds and individuals named above may be deemed by virtue of their rights under the shareholders’ agreement with respect to the Company to share voting power with respect to the shares of our common stock held by the other parties to the shareholders’ agreement, but disclaim beneficial ownership of such shares. The address of each of BCI, Lion Holdings and Fund IX is 111 Huntington Avenue, Boston, MA 02199, U.S.A.
(3)	SL II NXP S.à.r.l. owns 16,012,220 shares of our common stock. As a shareholder of SL II NXP S.à.r.l., SLP II Cayman NXP Ltd. has voting and dispositive power over 15,943,367 shares of our common stock held by SL II NXP S.à.r.l. and may be deemed to beneficially own all shares of our common stock held by SL II NXP S.à.r.l. In addition as a shareholder of SL II NXP S.à.r.l. , SLTI II Cayman L.P. has voting and dispositive power over 68,853 shares of our common stock held by SL II NXP S.à.r.l. and may be deemed to beneficially own all shares of our common stock held by SL II NXP S.à.r.l. Silver Lake Partners II Cayman, L.P. is the sole shareholder of SLP II Cayman NXP, Ltd. Silver Lake Technology Investors II Cayman, L.P. is the sole shareholder of SLTI II Cayman NXP, L.P. Silver Lake Technology Associates II Cayman, L.P. is the general partner of Silver Lake Partners II Cayman, L.P. Silver Lake (Offshore) AIV GP II, Ltd. is the general partner of each of Silver Lake Technology Associates II Cayman, L.P. and Silver Lake Technology Investors II Cayman, L.P. Silver Lake (Offshore) AIV GP II, Ltd. disclaims beneficial ownership of the shares of our common stock indirectly owned by Silver Lake Partners II Cayman, L.P. and Silver Lake Technology Investors II Cayman, L.P. (together, the “Silver Lake Funds”). Messrs. James A. Davidson, Glenn H. Hutchins, David J. Roux, Alan K. Austin, Michael J. Bingle, Gregory Keith Mondre, Charles Giancarlo, Andrew Wagner and Kenneth Y. Hao and Mses. Karen King and Yolande A. Jun serve as directors of Silver Lake (Offshore) AIV GP II, Ltd. They disclaim beneficial ownership of the ordinary shares indirectly owned by the Silver Lake Funds. In addition, the Silver Lake-affiliated funds and individuals named above may be deemed by virtue of their rights under the shareholders’ agreement with respect to the Company to share voting power with respect to the shares of our common stock held by the other parties to the shareholders’ agreement, but disclaim beneficial ownership of such shares. Silver Lake’s address is c/o 2775 Sand Hill Road, Suite 100 Menlo Park, CA 94025, USA.
(4)	Meridian Holding S.à.r.l. owns 18,010,831 shares of our common stock. Meridian Holding S.à.r.l. is owned by (i) Apax US VII, L.P., which is ultimately managed by Apax US VII GP Ltd. and is advised by Apax Partners L.P., (ii) Apax Europe V (a collection of nine partnerships comprised of Apax Europe V-A, L.P., Apax Europe V-B, L.P., Apax Europe V C GmbH & Co. KG, Apax Europe V-D, L.P., Apax Europe V-E, L.P., Apax Europe V-F, C.V., Apax Europe V-G, C.V., Apax Europe V-1, LP and Apax Europe V-2, LP), which is managed by Apax Partners Europe Managers Ltd., which is advised by Apax Partners LLP, and (iii) Apax Europe VI (a collection of two partnerships comprised of by Apax Europe VI – A L.P. and Apax Europe VI-1 L.P.), which is managed by Apax Partners Europe Managers Ltd., which in turn is advised by Apax Partners LLP. Apax US VII, L.P., Apax Europe V and Apax Europe VI each disclaim beneficial ownership of the shares held by the other. As director and shareholder of Apax US VII GP Ltd. John Megrue may be deemed to beneficially own the shares of our common stock indirectly held by Apax US VII, L.P., but disclaims beneficial ownership of such shares. As directors and shareholders of Apax Partners Europe Managers Ltd., Martin Halusa and Ian Jones may be deemed to beneficially own the shares of our common stock indirectly held by Apax Europe V and Apax Europe VI, but disclaim ownership of such shares. In addition, the Apax-affiliated funds and individuals named above may be deemed by virtue of their rights under the shareholders’ agreement with respect to the Company to share voting power with respect to the shares of our common stock held by the other parties to the shareholders’ agreement, but disclaim beneficial ownership of such shares. The address of Apax Partners LLP and Apax Partners Europe Managers Ltd. is 33 Jermyn Street, London SW1Y 6DN, England, and the address of Apax Partners L.P. is 601 Lexington Avenue, 53rd Floor, New York, NY 10022, U.S.A.
(5)

AlpInvest Partners CSI 2006 Lion C.V. owns 7,938,871 shares of our common stock and AlpInvest Partners Later Stage II-A Lion C.V. owns 65,435 shares of our common stock. As the managing director of AlpInvest Partners Beheer 2006 B.V. (which manages AlpInvest Partners CSI 2006 Lion C.V. and AlpInvest Partners Later Stage II-A Lion C.V.), AlpInvest Partners N.V. may be deemed to hold voting and dispositive power with respect to the shares in our common stock beneficially owned by AlpInvest Partners CSI 2006 Lion C.V. and AlpInvest Partners Later Stage II-A

Lion C.V., but disclaims beneficial ownership of such shares. As managing directors of AlpInvest Partners N.V. Volkert Doeksen, Wim Borgdorff, Johan Paul de Klerk and Erik Thyssen may be deemed to beneficially own the shares of our common stock owned by AlpInvest Partners Later Stage II-A Lion C.V. and AlpInvest Partners CSI 2006 Lion C.V., but disclaim beneficial ownership of such shares.

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

(6)	NXP Co-Investment Investor S.à.r.l. owns 18,684,787 shares of our common stock. NXP Co-Investment Investor S.à.r.l. is owned by NXP Co-Investment Partners L.P. As the general partner of NXP Co-Investment Partners L.P., NXP Co-Investment GP Ltd. beneficially owns the shares held indirectly by NXP Co-Investment Partners L.P. Funds and entities advised by KKR, Bain, Silver Lake and Apax own NXP Co-Investment GP Ltd., but none of them own a majority, and none may be deemed to beneficially own them.
(7)	PPTL Investment LP and the individuals named above may be deemed by virtue of their rights under the shareholders’ agreement with respect to the Company to share voting power with respect to the shares of our common stock held by the other parties to the shareholders’ agreement, but disclaim beneficial ownership of such shares. PPTL Investment LP is a Scottish law limited partnership of which PPTL Investment Limited is the general partner and Philips Pension Trustees Limited (in its capacity as the trustee of the Philips Pension Fund) is the sole limited partner investor. The business address of PPTL Investment LP is 15 Atholl Crescent Edinburgh EH3 8HA, United Kingdom. On February 17, 2012, PPTL Investment LP entered into a sales plan with a broker in order to enable the disposition of up to 4,940,316 shares of common stock within a three-month period.
(8)	Mr. Durban is a director of our Company, as well as a director of Silver Lake (Offshore) AIV GP II, Ltd. Amounts disclosed for Mr. Durban include shares beneficially owned by the funds advised by Silver Lake. Mr. Durban disclaims beneficial ownership of any shares owned directly or indirectly by funds advised by Silver Lake. Mr. Durban personally owns 13,833 shares of our common stock.
(9)	Mr. Loring is a director of our Company, as well as a member of the investment committee of Bain Capital Investors, LLC. Amounts disclosed for Mr. Loring include shares beneficially owned by the funds advised by Bain. Mr. Loring disclaims beneficial ownership of any shares owned directly or indirectly by funds advised by Bain.
(10)	Reflects shares that may be beneficially owned by our directors. However, each director disclaims beneficial ownership of such shares. In addition, as of December 31, 2011, our directors and executive officers beneficially owned as a group options, performance stock units and restrictive stock units representing 2,092,589 shares of our common stock. If exercised, these shares would represent 0.83% of the shares of our common stock. At any time that the Private Equity Consortium reduces its shareholding in us or in the event that the Private Equity Consortium no longer holds in the aggregate at least 30% of our common stock, vested stock options granted under our Management Equity Stock Option Plan would become exercisable. The stock options, performance related stock units and the restricted stock units granted under our Long Term Incentive Plan 2010 and 2011 vest over a three or four year period, subject to certain conditions and are exercisable immediately after vesting. Under the post-IPO Long Term Incentive Plan 2010 and 2011 implemented in November 2010 and November 2011, respectively, our directors and executive officers have been awarded with restrictive or performance related stock, vesting between one and three-years from when such stock was awarded.

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

Registration Rights Agreement

In connection with the restructuring, the Existing Shareholders and certain other investors have entered into a registration rights agreement with us. In accordance with the registration rights agreement, we have filed a shelf registration statement on Form F-3 with the SEC on August 23, 2011. In addition, the registration rights agreement provides the Existing Shareholders with an unlimited number of demand registration rights and with piggyback registration rights, with a right to participate for certain other investors, which, in either case if exercised, would impose on us an obligation to register for public resale with the SEC shares of our common stock that are held by the Existing Shareholders or such other investors. The demand registration rights can be exercised at any time after the expiration of the lockup period. The piggyback registration rights may be exercised whenever we propose to register any of our securities under the Securities Act or equivalent non-U.S. securities laws, other than the initial public offering on August 5, 2010 or a registration pursuant to demand registration rights, on Form F-4 or S-4 or any successor form or solely relating to an offering and sale to our employees or directors pursuant to any employee stock option plan or any other benefit plan arrangement. In each such event, we are required to pay the registration expenses.

Philips, Philips Pension Trustees Limited and PPTL Investment LP

On September 7, 2010, Philips Pension Trustees Limited purchased Philips’ 42,715,650 shares of common stock in the Company (“Transfer Shares”) in a private transaction. In a subsequent private transaction, on October 29, 2010, PPTL Investment LP purchased the Transfer Shares from Philips Pension Trustees Limited by way of a transfer agreement, to which also Philips is a party (“Amended Transfer Agreement”). PPTL Investment LP acquired the Transfer Shares for the purpose of owning and managing such assets as may be contributed to Philips Pension Trustees Limited. In connection with this transaction, PPTL Investment LP was required to join the new shareholders agreement, to which Philips and Philips Pension Trustees Limited were already a party. Under the terms of the new shareholders agreement, PPTL Investment LP is required to vote the Transfer Shares in favor of certain other parties’ nominees to the Company’s board of directors. In addition, PPTL Investment LP may be required in the future to sell the Transfer Shares and to vote in favor of a sale of control of the Company pursuant to drag-along provisions contained in the new shareholders agreement, and may, if joining together with other parties thereto to form the percentage of common stock required to trigger such drag-along provisions, similarly require the other parties thereto to sell common stock and vote in favor of a sale of control of the Issuer. Philips may appoint the majority of the board of directors of Philips Pension Trustees Limited. In addition, the Amended Transfer Agreement limits the ability of PPTL Investment LP as the holder of the Transfer Shares to dispose of the Transfer Shares without the consent of Philips. Furthermore, the shareholders’ agreement grants Philips the right to nominate one non-executive member of the Issuer’s board of directors and requires PPTL Investment LP to vote the Transfer Shares in favor of such nominee. In the secondary offering of shares of our common stock, consummated on April 5, 2011, PPTL Investment LP sold 7,182,436 shares of common stock. In addition, on July 6, 2011, PPTL Investment LP entered into a sales plan with a broker in order to enable the disposition of up to 2.5 million shares of common stock within a three-month period and on November 1, 2011, it entered into a sales plan to dispose of up to 2,515,915 shares of common stock in a three-month period. On February 17, 2012, PPTL Investment LP entered into a sales plan with a broker in order to enable the disposition of up to 4,940,316 shares of common stock within a three-month period.

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

Private Equity Consortium and Certain Co-investors

We have been advised by the Private Equity Consortium that it has entered into an agreement relating to shares of our common stock with certain co-investors that participated with the Private Equity Consortium in connection with its purchase from Philips of 80.1% of its semiconductor business in 2006. Pursuant to this agreement, until November 5, 2011, 15 months after the initial public offering on August 5, 2010, the co-investors were restricted from selling the shares of our common stock held by them as of the date of the initial public offering on August 5, 2010. These volume and other limitations terminated on November 5, 2011, and the co-investors may now freely sell their shares without restriction under the agreement. As of December 31, 2011, the aggregate number of shares of our common stock beneficially owned by these co-investors was 19,314,431, representing approximately 7.67% of our outstanding shares.

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

A. Consolidated Statements and Other Financial Information.

Consolidated Statements

See “Part III—Item 18. Financial Statements”.

Dividend Policy

Our ability to pay dividends on our common stock is limited by the covenants of our Secured Revolving Credit Facility or the Forward Start Revolving Credit Facility, as the case may be, the Term Loans and the Indentures and may be limited by the terms of any future debt or preferred securities. As a result, we currently expect to retain future earnings for use in the operation and expansion of our business and the repayment of our debt, and do not anticipate paying any cash dividends in the foreseeable future. Whether or not dividends will be paid in the future will depend on, among other things, our results of operations, financial condition, level of indebtedness, cash requirements, contractual restrictions and other factors that our board of directors and our stockholders may deem relevant. If, in the future, our board of directors decides not to allocate profits to our reserves (making such profits available to be distributed as dividends), any decision to pay dividends on our common stock will be at the discretion of our stockholders.

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

	NASDAQ
	High	Low
2010
August 5, 2010	14.00	14.00
3rd quarter 2010	14.00	10.68
4th quarter 2010	20.93	11.85
2011
1st quarter 2011	31.95	21.43
2nd quarter 2011	34.18	22.65
3rd quarter 2011	27.51	14.03
4th quarter 2011	19.66	13.68
Most recent six months
September 2011	20.29	14.12
October 2011	19.66	13.68
November 2011	17.72	15.00
December 2011	18.55	14.32
January 2012	21.77	16.01
February 2012	25.83	21.63

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

On March 4, 2011, NXP B.V. and NXP Funding LLC as borrowers, entered into the First 2017 Term Loan among Barclays Bank PLC, as administrative agent, Morgan Stanley Senior Funding, Inc., as global collateral agent, Mizuho Corporate Bank, Ltd. as Taiwan collateral agent and the lenders party thereto, for an initial $500 million term loan. We initially drew on our 2017 Term Loan on April 6, 2011 and used the proceeds together with cash on hand and the available borrowing capacity under the Revolving Credit Facility, to retire all $362 million of outstanding U.S. dollar Fixed Rate Notes 2014, together with $100 million of U.S. dollar Floating Rate Secured Notes 2013, €143 million of Euro Floating Rate Secured Notes 2013. On November 18, 2011, we entered into the Second 2017 Term Loan to provide for an additional $500 million tranche. As amended, our 2017 Term Loans have a principal amount of $1,000 million, mature on March 4, 2017, and bear interest at a floating rate of 3.25% above LIBOR for the $500 million tranche 1 and 4.25% above LIBOR for the $500 million tranche 2, subject to a LIBOR floor of 1.25%.

On November 10, 2011, we entered into a senior secured indenture between NXP B.V. and NXP Funding LLC as Issuers, each of the guarantors party thereto, Deutsche Bank Trust Company Americas, as trustee, registrar, paying agent, calculation agent and transfer agent, Morgan Stanley Senior Funding Inc. as Global collateral agent, and Mizuho Corporate Bank Ltd. as Taiwan collateral agent. Pursuant to this indenture, we issued an aggregate amount of $615 million U.S. dollar-denominated floating rate senior secured notes, due November 2016, as part of a private transaction. Interest on the notes accrues at a rate of LIBOR plus 5.50%.

On July 4, 2011, we sold our Sound Solutions business (formerly included in our Standard Products segment) to Knowles Electronics for $855 million in cash. The transaction resulted in a gain of $414 million, net of post-closing settlements, transaction-related costs, including working capital settlements, cash divested and taxes, which is included in income from discontinued operations. In conjunction with the transaction, we have agreed with Knowles Electronics to the terms of a strategic relationship whereby we will become Knowles Electronics’ exclusive source for certain High Performance Mixed Signal semiconductors. Proceeds from the sale of the Sound Solution business were used to fully repay the utilized borrow capacity of $600 million under the Secured Revolving Credit Facility, to redeem euro-denominated Senior Notes 2015 for a principal amount of €32 million, U.S. dollar-denominated Senior Notes 2015 for a principal amount of $96 million and U.S. dollar-denominated Senior Secured Notes 2018 for a principal amount of $78 million.

Additionally, on February 16, 2012, we entered into the $475 million 2019 Term Loan. The transaction is scheduled to fund on or before March 19, 2012. This new long-term debt has a seven year maturity, has a margin of 4% above LIBOR, with a LIBOR floor of 1.25%, and was priced at 98.5% of par. The covenants of this term loan are substantially the same as those contained in our 2017 Term Loans. We intend to use the proceeds from this new term loan, together with available borrowing capacity under the Secured Revolving Credit Facility, to redeem all of our outstanding euro-denominated 8 5/8% Senior Notes due October 2015 and U.S. dollar-denominated 9 1/2% Senior Notes due October 2015, for a total amount of approximately $775 million.

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

The following summary is based on the Dutch tax law as applied and interpreted by Dutch tax courts and as published and in effect on the date hereof, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect. For the purpose of this paragraph, “Dutch taxes” means taxes of whatever nature levied by or on behalf of the Netherlands or any of its subdivisions or taxing authorities. The Netherlands means the part of the Kingdom of the Netherlands located in Europe and does not include Bonaire, St. Eustatius and Saba. Any reference hereafter made to a treaty for the avoidance of double taxation concluded by the Netherlands includes the Tax Regulation for the Kingdom of the Netherlands (Belastingregeling voor het Koninkrijk), the Tax Regulation for the country of the Netherlands (Belastingregeling voor het land Nederland) and the Agreement between the Taipei Representative Office in the Netherlands and the Netherlands Trade and Investment Office in Taipei for the avoidance of double taxation.

Withholding Tax

A stockholder is generally subject to Dutch dividend withholding tax at a rate of 15 percent on dividends distributed by us. Generally, we are responsible for the withholding of such dividend withholding tax at source; the dividend withholding tax is for the account of the stockholder.

Dividends distributed by us include, but are not limited to:

(i)	distributions of profits in cash or in kind, whatever they be named or in whatever form;

(ii)	proceeds from the liquidation of the Company, or proceeds from the repurchase of shares by the Company, in excess of the average paid-in capital recognized for Dutch dividend withholding tax purposes;

(iii)	the par value of shares issued to a stockholder or an increase in the par value of shares, to the extent that no contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

(iv)	partial repayment of paid-in capital, that is not recognized for Dutch dividend withholding tax purposes, or recognized for Dutch dividend withholding tax purposes, to the extent that we have net profits (zuivere winst) and unless (a) the general meeting of stockholders has resolved in advance to make such repayment, and (b) the par value of the shares concerned has been reduced with an equal amount by way of an amendment to our articles of association.

Notwithstanding the above, no withholding is required in the event of a repurchase of shares, if certain conditions are fulfilled.

Furthermore, subject to certain exceptions under Dutch domestic law, we may not be required to transfer to the Dutch tax authorities the full amount of Dutch dividend withholding tax withheld in respect of dividends distributed by us, if we have received a profit distribution from a qualifying foreign subsidiary (including a subsidiary resident on Bonaire, St. Eustatius or Saba), which distribution is exempt from Dutch corporate income tax and has been subject to a foreign withholding tax of at least 5 percent. The amount that does not have to be transferred to the Dutch tax authorities can generally not exceed the lesser of (i) 3 percent of the dividends distributed by us and (ii) 3 percent of the profit distributions that we received from qualifying foreign subsidiaries in the calendar year in which we distribute the dividends (up to the moment of such dividend distribution) and in the two previous calendar years. Further limitations and conditions apply. We will, upon request, provide stockholders with information regarding the Dutch dividend withholding tax that was retained by us.

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

If a stockholder (i) is resident in another member state of the European Union or an appointed state of the European Economic Area, i.e. Iceland, Norway and Liechtenstein, according to the tax laws of that state and, under the terms of a double taxation agreement concluded by that state with a third state, is not considered to be resident for tax purposes outside the European Union, Iceland, Norway or Liechtenstein; and (ii) owns an interest in us to which the Dutch participation exemption would be applicable if the stockholder were resident in the Netherlands; such stockholder will generally be eligible for an exemption from Dutch dividend withholding tax on dividends distributed by us.

Furthermore, if a stockholder:

(a)	is an entity which is resident for Dutch tax purposes in a member state of the European Union, Iceland, Norway or Liechtenstein or which is a qualifying stockholders resident elsewhere;

(b)	is not subject to a tax levied by reference to its profits in its country of residence; and

(c)	would not have been subject to Dutch corporate income tax had the stockholder been resident in the Netherlands for Dutch tax purposes;

such stockholder will be eligible for a full refund of Dutch dividend withholding tax on dividends distributed by us, unless such stockholder is comparable to an exempt investment institution (vrijgestelde beleggingsinstelling) or fiscal investment institution (fiscale beleggingsinstelling), as defined respectively in article 6a and 28 of the Dutch corporate income tax act (Wet op de vennootschapsbelasting 1969). For purposes of (a) above, a qualifying stockholder is an entity that (i) is resident for Dutch tax purposes in a jurisdiction which has an arrangement for the exchange of tax information with the Netherlands and (ii) holds its shares as a portfolio investment, i.e. such shares are not held with a view to the establishment or maintenance of lasting and direct economic links between the stockholder and the company and the shares do not allow the stockholder to participate effectively in the management or control of the company.

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

•	in all other cases, the U.S. stockholder will be subject to Dutch dividend withholding tax at a rate of 15 percent.

According to Dutch domestic anti-dividend stripping rules, no credit against Dutch (corporate) income tax, exemption from, reduction in or refund of, Dutch dividend withholding tax will be granted if the recipient of the dividend paid by us is not considered to be the beneficial owner (uiteindelijk gerechtigde) of such dividends as meant in these rules.

Taxes on Income and Capital Gains

The description of taxation set out in this section of the annual report does not apply to any stockholder who is an individual for whom the income or capital gains derived from our shares of common stock are attributable to employment activities, the income from which is taxable in the Netherlands.

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

(vi)	the stockholder is an individual and has a substantial interest (aanmerkelijk belang) or a fictitious substantial interest (fictief aanmerkelijk belang) in the company, which is not attributable to the assets of an enterprise; or

(vii)	the stockholder is not an individual and has a substantial interest (aanmerkelijk belang) or a fictitious substantial interest (fictief aanmerkelijk belang) in the company, which is not attributable to the assets of an enterprise, and the chosen ownership structure is abusive.

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

The discussion below is based upon the provisions of the United States Internal Revenue Code of 1986, as amended (the “Code”), and regulations (including proposed regulations), rulings and judicial decisions there under as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below.

If a partnership holds our shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding our shares, you should consult your tax advisors.

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

Taxation of Dividends

The gross amount of distributions on the shares (including amounts withheld in respect of Dutch taxes to the extent such amounts are actually transferred to the Dutch tax authorities, as described in “Certain Tax Considerations—Holders of Common Stock—Summary of Dutch Tax Considerations—Withholding Tax”) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including withheld taxes paid over to the Dutch tax authorities) will be includable in your gross income as ordinary income on the day actually received by you or on the day received by your nominee or agent that holds the shares on your behalf. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

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

Passive Foreign Investment Company

Based on the composition of our income and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (a “PFIC”) for the 2011 taxable year, and we do not expect to become one in the future, although there can be no assurance in this regard.

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

Interest Rate Risk

Given the leveraged nature of our Company, we have inherent exposure to changes in interest rates. Our Secured Revolving Credit Facility has a floating rate interest and so will our Forward Start Revolving Credit Facility. We have issued several Term Loans that have a floating rate interest and have issued several series of notes with maturities ranging from 4 to 9 years and a mix of floating and fixed rates. From time to time, we may execute a variety of interest rate derivative instruments to manage interest rate risk. Consistent with our risk management objective and strategy, we have no interest rate risk hedging transactions in place.

The euro and U.S. dollar denominated notes outstanding December 31, 2011, represent 13% and 87%, respectively, of the total notes outstanding.

The following table summarizes the outstanding notes and term loans as of December 31, 2011:

	Principal amount*	Fixed/ floating	Current coupon rate	Maturity date
Super Priority Notes	€29	Fixed	10.0%	2013
Super Priority Notes	$221	Fixed	10.0%	2013
Senior Secured Notes	$922	Fixed	9.75%	2018
Senior Secured Notes	$615	Floating	5.93%	2016
Senior Secured Notes	€142	Floating	4.32%	2013
Senior Secured Notes	$58	Floating	3.15%	2013
Senior Notes	€203	Fixed	8.63%	2015
Senior Notes	$510	Fixed	9.50%	2015
2017 Term Loan Tranche 1	$496	Floating	4.50%	2017
2017 Term Loan Tranche 2	$499	Floating	5.50%	2017

*	amount in millions

A sensitivity analysis in relation to our long-term debt shows that if interest rates were to increase by 1% from the level of December 31, 2011 with all other variables held constant, the annualized interest expense would increase by $14 million. If interest rates were to decrease by 1% from the level of December 31, 2011 with all other variables held constant, the annualized interest expense would decrease by $9 million. This impact is based on the outstanding debt position as of December 31, 2011.

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

It is our policy that transaction exposures are hedged. Accordingly, our organizations identify and measure their exposures from transactions denominated in other than their own functional currency. We calculate our net exposure on a cash flow basis considering balance sheet items, actual orders received or made and anticipated revenue and expenses. Committed foreign currency exposures are required to be fully hedged using forward contracts. The net exposures related to anticipated transactions are hedged with a combination of forward transactions up to a maximum tenor of 12 months and a cash position in both euro and dollar.

The table below outlines the foreign currency transactions outstanding as of December 31, 2011:

($ in millions)	Aggregate Contract Amount buy/(sell)(1)	Weighted Average Tenor (in months)	Currency Risk
Foreign currency forward contracts(1) (2):

U.S. dollar / Euro	6.6	1.4	(1.0)
Pound Sterling / U.S. dollar	8.2	2.6	(0.2)
Pound Sterling / Euro	4.0	1.4	0.0
Japanese Yen / Euro	9.5	1.1	0.0
Singapore dollar / U.S. dollar	23.5	2.4	(0.3)
Taiwan dollar / U.S. dollar	20.0	1.2	(0.0)
Thai Baht / U.S. dollar	4.0	0.2	(0.0)
Singapore dollar / Euro	2.0	1.4	0.0
Swiss franc / Euro	0.8	1.4	0.0
Japanese Yen / U.S. dollar	0.3	0.4	0.0
Indian Rupee / U.S. dollar	0.2	1.8	0.0

1)	USD equivalent
2)	Excluding the fair value of short-term liquidity swap transactions which were not material.

See also note 38 “Other financial instruments, derivatives and currency risk” to our consolidated financial statements.

Item 12.	Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

None

Item 15.	Controls and Procedures.

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

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011 based on the criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment our management concluded that our internal control over financial reporting was effective as at December 31, 2011.

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

Remediation of Material Weakness in Prior Period

In connection with our assessment of the internal control over financial reporting for the year ended December 31, 2009, NXP B.V., which was an SEC registrant for a number of years and of which we own 100% of the shares, identified and reported a material weakness related to the accounting and disclosure for income taxes, specifically relating to the execution of the procedures surrounding the preparation and review of our income tax provision. The execution of our controls did not ensure the accuracy and validity of our acquisition accounting adjustments and the determination of the valuation allowance for deferred tax assets. Part of the identified issue was caused by the complexity that resulted from the fact that step-ups from acquisitions are accounted for centrally.

In the report for the year ended December 31, 2010, we described the controls that were implemented to improve our internal control over financial reporting and to remediate the material weakness described above. Based on our evaluation of these enhanced controls and increased staffing levels, our management believes that, as of December 31, 2010, we had remediated the material weakness in internal control over financial reporting that we identified as of December 31, 2009. During the year ended December 31, 2011 we have improved the process by removing the complexities resulting from the step-ups from acquisitions being accounted for centrally.

Attestation Report of the Registered Public Accounting Firm

For the year ended December 31, 2011 an attestation report regarding internal control over financial reporting of the Company’s registered public accounting firm is required. The attestation is included in “Part III—Item 18. Financial Statements”.

Item 16A.	Audit Committee Financial Expert.

Mr. Goldman, chairman of our audit committee, qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and as determined by our board of directors.

Item 16B.	Code of Ethics.

The NXP Code of Conduct outlines our general commitment to be a responsible social partner and the way in which we attempt to interact with our stakeholders, including stockholders, suppliers, customers, employees and the market. The Code of Conduct expresses our commitment to an economically, socially and ethically sustainable way of working. It covers our policy on a diverse array of subjects, including corporate gifts, child labor, International Labor Organization conventions, working hours, sexual harassment, free-market competition, bribery and the integrity of financial reporting.

We have also adopted a Financial Code of Ethics applicable to certain of our senior employees, which constitutes a “code of ethics” as such term is defined by the Securities and Exchange Commission. Both the NXP Code of Conduct and our Financial Code of Ethics are available on our website at www.nxp.com/investor/governance. The information contained on our website or that can be accessed through our website neither constitutes part of this annual report on Form 20-F nor is incorporated by reference herein.

Item 16C.	Principal Accountant Fees and Services.

The Company has instituted a comprehensive auditor independence policy that regulates the relation between the Company and its external auditors and is available on our website (www.nxp.com/investor/governance). The policy includes rules for the pre-approval by the audit committee of all services to be provided by the external auditor. The policy also describes the prohibited services that may not be provided. Proposed services may be pre-approved at the beginning of the year by the audit committee (annual pre-approval) or may be pre-approved during the year by the audit committee in respect of a particular engagement (specific pre-approval). The annual pre-approval is based on a detailed, itemized list of services to be provided, designed to ensure that there is no management discretion in determining whether a service has been approved and to ensure the audit committee is informed of each service it is pre-approving. Unless pre-approval with respect to a specific service has been given at the beginning of the year, each proposed service requires specific pre-approval during the year. Any annually pre-approved services where the fee for the engagement is expected to exceed pre-approved cost levels or budgeted amounts will also require specific pre-approval. The term of any annual pre-approval is 12 months from the date of the pre-approval unless the audit committee states otherwise. During 2011, there were no services provided to the Company by the external auditors which were not pre-approved by the audit committee.

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

Our consolidated financial statements included in this annual report have been audited by KPMG Accountants N.V., an independent registered public accounting firm. These financial statements have been approved by the relevant boards.

The aggregate fees billed for professional services rendered for the fiscal periods 2010 and 2011 were as follows:

Aggregate fees KPMG

($ in millions)	2010	2011
Audit fees	3.7	3.7
Audit-related fees	1.9	1.4
Tax fees	0.1	—
Other fees	—	0.1

	5.7	5.2

Audit fees consist of fees for the examination of both the consolidated and statutory financial statements.

Audit-related fees consist of fees in connection with audits of acquisitions, divestments and registration statements.

Tax fees consist of fees for professional services in relation to tax compliance, tax advice and tax planning.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

The following table provides a summary of shares repurchased by the Company in 2011:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs
July-August 2011	3,389,480	16.95	3,389,480

In July-August 2011, our Board of Directors authorized the repurchase of up to 8 million shares of our common stock to cover in part employee stock options and equity rights under its long term incentive plans. The purchases identified in the table were all pursuant to this authorization.

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

The following discussion summarizes the primary differences between our corporate governance structure and best practice provisions of the Dutch corporate governance code:

•

Best practice provisions II.2.4 and II.2.5 state that stock options granted to members of our board shall, in any event, not be exercised in the first three years after the date of granting and shares granted to board members without financial consideration shall be retained for a period of at least five years or until at least the end of the employment, if this period is shorter. Under our equity incentive schemes, part of the stock options granted to our chief executive officer in November 2010 and November 2011 are exercisable one year after the date of grant, and members of our board who received restrictive shares and performance shares in November 2010 and November 2011 are not required to retain these shares for at least five years. Although a deviation from the Corporate Governance Code, we hold the view that the combination of equity incentives granted to our chief executive officer, in relation to his obligation to invest in the Company and the applicable strict vesting and performance criteria, as well as the limited exercise possibility for pre-IPO MEP stock options granted to him, will enhance the goal of promoting long-term investments in the Company. The same is true for the equity grants made to other members of our board, which also have very strict vesting criteria with the purpose of creating long-term commitment to the Company.

•

Best practice provision III.8.4 states that the majority of the members of the board shall be independent. In our board of directors, four non-executive members are independent. It is our view that given the nature of our business and the practice in our industry and considering our stockholder structure, it is justified that only four non-executive directors are independent.

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

Although Dutch law currently allows for directors to vote on matters with regard to which they have an interest, this is expected to change in the second half of 2012. The Dutch corporate governance code, as well as our board rules, does not allow directors to vote on a matter with regard to which they have an interest.

The NASDAQ Global Select Market Corporate Governance Rules

NASDAQ rules provide that NASDAQ may provide exemptions from its corporate governance standards to a foreign issuer when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. We are exempt from certain NASDAQ corporate governance standards that are contrary to the laws, rules, regulations or generally accepted business practices of the Netherlands. These exemptions and the practices followed by our company are described below:

•

We are exempt from NASDAQ’s quorum requirements applicable to meetings of stockholders. Pursuant to Dutch corporate law, the validity of a resolution by the general meeting of stockholders does not depend on the proportion of the capital or stockholders represented at the meeting (i.e. quorum), unless the law or articles of association of a company provide otherwise. Our articles of association provide that a resolution proposed to the general meeting of stockholders by the board of directors shall be adopted by a simple majority of votes cast, unless another majority of votes or quorum is required under Dutch law or our articles of association. All other resolutions shall be adopted by a two thirds majority of the votes cast, provided such majority represents at least half of the issued share capital, unless another majority of votes or quorum is required under Dutch law. To this extent, our practice varies from the requirement of Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a quorum, and that such quorum may not be less than one-third of the outstanding voting stock.

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

•

We are exempt from NASDAQ’s requirement to have independent director oversight of executive officer compensation. Although the SEC has recently proposed new rules directing national securities exchanges, including NASDAQ, to adopt listing standards requiring that issuers’ compensation committees be comprised exclusively of independent directors, we, as a foreign private issuer, remain exempt from this requirement provided that we disclose the reasons for not having such an independent compensation committee. Under Dutch law and the Dutch corporate governance code, the general meeting of stockholders must adopt a policy in respect of the remuneration of the board. In accordance with our articles of association and our board rules, the remuneration of the executive directors is determined by the board of directors upon the recommendation of our nominating and compensation committee. Accordingly, applicable laws, regulations and corporate governance rules and practices do not require independence of the members of our nominating and compensation committee.

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

PART III

Item 17.	Financial Statements.

We are furnishing the financial statements pursuant to the instructions of “Part III—Item 18. Financial Statements” of this annual report.

Item 18.	Financial Statements.

See pages F-1 to F-63.

Item 19.	Exhibits.

Exhibit Number	Description of Document

2.1#	Sale and Purchase Agreement, dated as of December 22, 2010, between NXP Semiconductors N.V., NXP B.V., the Dover Corporation, Knowles Electronics, LLC and EFF Acht Beteiligungsverwaltung GmbH

3.1	Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of Amendment No. 7 to the Registration Statement on Form F-1 of NXP Semiconductors N.V., filed on August 2, 2010 (File No. 333-166128))

3.2	Articles of Association of NXP Semiconductors N.V. (incorporated by reference to Exhibit 3.2 of Amendment No. 7 to the Registration Statement on Form F-1 of NXP Semiconductors N.V., filed on August 2, 2010 (File No. 333-166128))

4.1	Senior Secured Indenture dated as of October 12, 2006 among NXP B.V. and NXP Funding LLC as Issuers, each of the Guarantors named on the signature pages thereto, Deutsche Bank Trust Company Americas as Trustee, Morgan Stanley Senior Funding Inc. as Global Collateral Agent and Mizuho Corporate Bank Ltd. as Taiwan Collateral Agent (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-4 of NXP B.V. filed on April 23, 2007 (File No. 333-142287))

4.2	Super Priority Notes Indenture dated as of April 2, 2009 among NXP B.V. and NXP Funding LLC as Issuers, each of the Guarantors named on the signature pages thereto and Law Debenture Trust Company of New York as Trustee (incorporated by reference to Exhibit 4.2 of the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on April 16, 2010 (File No. 333-166128))

4.3	Senior Unsecured Indenture dated as of October 12, 2006 among NXP B.V. and NXP Funding LLC as Issuers, each of the Guarantors named on the signature pages thereto and Deutsche Bank Trust Company Americas as Trustee (incorporated by reference to Exhibit 4.2 of the Registration Statement on Form F-4 of NXP B.V. filed on April 23, 2007 (File No. 333-142287))

4.4	Collateral Agency Agreement dated as of September 29, 2006 among NXP Semiconductors N.V. (formerly known as KASLION Acquisition B.V.), NXP B.V., the Guarantors named therein, the Secured Parties as defined therein and from time to time parties thereto, Morgan Stanley Senior Funding, Inc. as Global Collateral Agent and Mizuho Corporate Bank Ltd. as Taiwan Collateral Agent (incorporated by reference to Exhibit 4.3 of the Registration Statement on Form F-4 of NXP B.V. filed on April 23, 2007 (File No. 333-142287))

4.5	Senior Secured Indenture dated as of July 20, 2010 among NXP B.V. and NXP Funding LLC as Issuers, each of the Guarantors named on the signature pages thereto, Deutsche Bank Trust Company Americas as trustee, Morgan Stanley Senior Funding Inc. as Global Collateral Agent and Mizuho Corporate Bank Ltd. as Taiwan Collateral Agent (incorporated by reference to Exhibit 4.5 of Amendment No. 5 to the Registration Statement on Form F-1 of NXP Semiconductors N.V., filed on July 22, 2010 (File No. 333-166128))

4.6	Amended and Restated Shareholders’ Agreement dated August 5, 2010 among the AlpInvest Parties, Apax Parties, Bain Capital Parties, Co-Invest Parties, Kaslion S.à r.l., KASLION Holding B.V., the KKR Parties, Koninklijke Philips Electronics N.V., the Silver Lake Parties and Stichting Management Co-Investment NXP (incorporated by reference to Exhibit 2 of the current report on Form 6-K of NXP Semiconductors N.V. filed on August 10, 2010)

Exhibit Number	Description of Document

4.7	Registration Rights Agreement dated August 5, 2010 among NXP Semiconductors N.V., AlpInvest Partners CSI 2006 Lion C.V., AlpInvest Partners Later Stage II-A Lion C.V., Meridian Holding S.à.r.l., Bain Pumbaa Luxco S.à.r.l., KKR NXP Investor S.à.r.l., NXP Co-Investment Investor S.à.r.l., SLII NXP S.à.r.l., Koninklijke Philips Electronics N.V., Stichting Management Co-Investment NXP and certain hedge funds party to the agreement (incorporated by reference to Exhibit 3 of the current report on Form 6-K of NXP Semiconductors N.V. filed on August 10, 2010)

4.8	Secured Term Credit Agreement dated March 4, 2011 among NXP B.V. and NXP Funding LLC as borrower, Barclays Bank PLC as Administrative Agent, Morgan Stanley Senior Funding, Inc. as Global Collateral Agent, Mizuho Corporate Bank, Ltd. as Taiwan Collateral Agent, and the lenders party thereto.

4.9	Joinder and Amendment Agreement dated November 18, 2011 amending the Secured Term Credit Agreement dated March 4, 2011 among NXP B.V. and NXP Funding LLC as borrower, Barclays Bank PLC as Administrative Agent, Morgan Stanley Senior Funding, Inc. as Global Collateral Agent, Mizuho Corporate Bank, Ltd. as Taiwan Collateral Agent, and the lenders party thereto.

4.10	New Term Loan Joinder Agreement dated February 16, 2012 amending the Secured Term Credit Agreement dated March 4, 2011 among NXP B.V. and NXP Funding LLC as borrower, Barclays Bank PLC as Administrative Agent, Morgan Stanley Senior Funding, Inc. as Global Collateral Agent, Mizuho Corporate Bank, Ltd. as Taiwan Collateral Agent, and the lenders party thereto.

4.11	Senior Secured Indenture dated as of November 10, 2011 among NXP B.V. and NXP Funding LLC as Issuers, each of the Guarantors named on the signature pages thereto, Deutsche Bank Trust Company Americas as trustee, registrar, paying agent, calculation agent and transfer agent, Morgan Stanley Senior Funding Inc. as Global Collateral Agent, and Mizuho Corporate Bank Ltd. as Taiwan Collateral Agent.

10.1	Intellectual Property Transfer and License Agreement dated as of September 28, 2006 between Koninklijke Philips Electronics N.V. and NXP B.V. (incorporated by reference to Exhibit 10.1 of the Amendment No. 3 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 30, 2010 (File No. 333-166128))

10.2	Intellectual Property Transfer and License Agreement dated as of November 16, 2009 among NXP B.V., Virage Logic Corporation and VL C.V. (incorporated by reference to Exhibit 10.2 of the Amendment No. 3 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 30, 2010 (File No. 333-166128))

10.3	Secured Revolving Credit Facility dated as of September 29, 2006 among NXP Semiconductors N.V., NXP B.V. and NXP Funding LLC as borrowers, Morgan Stanley Senior Funding, Inc. as Global Collateral Agent and Mizuho Corporate Bank, Ltd., as Taiwan Collateral Agent, Deutsche Bank AG, London Branch, as Syndication Agent, Merrill Lynch Capital Corporation as Documentation Agent and Morgan Stanley Bank International Limited, Deutsche Bank AG, London Branch and Merrill Lynch, Pierce, Fenner & Smith Incorporated as Joint-lead arrangers and Joint bookrunners (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form F-4 of NXP B.V. filed on April 23, 2007 (File No. 333-142287))

10.4	Shareholders’ agreement dated as of March 30, 1999, as amended among EBD Investments Pte. Ltd., Koninklijke Philips Electronics N.V. and Taiwan Semiconductor Manufacturing Company Ltd. (incorporated by reference to Exhibit 10.4 of the Amendment No. 3 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 30, 2010 (File No. 333-166128))

10.5	Forward Start Revolving Credit Facility dated as of May 10, 2010 among NXP Semiconductors N.V., NXP B.V., NXP Funding LLC as borrowers, Morgan Stanley Senior Funding, Inc. as Global Collateral Agent and Administrative Agent and Barclays Capital, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank), Credit Suisse Securities (USA) LLC, Fortis Bank (Nederland) N.V., Goldman Sachs International, HSBC Bank plc, Merrill Lynch International and Morgan Stanley Bank International Limited as Joint-Lead Arrangers and Joint Bookrunners (incorporated by reference to Exhibit 10.5 of the Amendment No. 1 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on May 24, 2010 (File No. 333-166128))

Exhibit Number	Description of Document

10.6	Lease Agreement dated as of December 23, 2004 between Jurong Town Corporation and Systems on Silicon Manufacturing Company Pte. Ltd. for the property at No. 70 Pasir Ris Drive 1, Singapore (incorporated by reference to Exhibit 10.8 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.7	Lease Agreement dated September 26, 2003 between Huangjiang Investment Development Company and NXP Semiconductors (Guangdong) Company Ltd. for the property at Tian Mei High Tech Industrial Park, Huang, Jiang Town, Dongguan City, China (incorporated by reference to Exhibit 10.9 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.8	Building Lease Contract dated as of May 12th, 2000 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.10 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.9	Agreement with regard to the Lease of a Single (vehicle) Shelter dated as of October 30, 2009 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.11 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.10	Agreement with regard to the Lease of Standard Plant Basements dated as of July 1, 2011 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd.

10.11	Agreement with regard to the Lease of a Single (vehicle) Shelter dated as of March 8, 2010 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.13 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.12	Agreement with regard to the Lease of Additional Land dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.14 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.13	Agreement with regard to the Lease of a Dangerous Goods Warehouse dated as of November 27, 2009 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.15 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.14	Agreement with regard to the Lease of Land at Property Number AL012 dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.18 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.15	Agreement with regard to the Lease of Land at Property Number AL020 dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.19 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.16	Agreement with regard to the Lease of Land at Property Number AL071 dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.20 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.17	Agreement with regard to the Lease of Land at Property Number CL102 dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.21 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

Exhibit Number	Description of Document

10.18	Agreement with regard to the Lease of Land dated as of September 30, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.22 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.19	Management Equity Stock Option Plan Terms and Conditions dated August 2010

10.20	Management Equity Stock Option Plan Terms and Conditions dated January 2011

10.21	Long Term Incentive Plan 2010 Terms and Conditions with regard to the Stock Option Plan, the Performance Stock Unit Plan, Restricted Stock Unit Plan and Share Plan

10.22	NXP Global Equity Incentive Program (incorporated by reference to Exhibit 10.26 of the Amendment No. 3 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 30, 2010 (File No. 333-166128))

10.23	Long Term Incentive Plan 2011 Terms and Conditions with regard to the Stock Option Plan, the Performance Stock Unit Plan, Restricted Stock Unit Plan and Share Plan

12.1	Certification of R. Clemmer filed pursuant to 17 CFR 240. 13a-14(a)

12.2	Certification of K. Sundström filed pursuant to 17 CFR 240. 13a-14(a)

13.1	Certification of R. Clemmer furnished pursuant to 17 CFR 240. 13a-14(b)

13.2	Certification of K. Sundström furnished pursuant to 17 CFR 240. 13a-14(b)

21.1	List of Significant Subsidiaries of the Registrant

22	Consent of KPMG Accountants N.V.

#	Confidential treatment previously requested and granted

GLOSSARY

32 bit ARM microcontrollers	Microcontroller based on a 32-bit processor core developed and licensed by ARM Technologies.

AC-DC	Conversion of alternating current to direct current.

Analog	A form of transmission that is a continuous wave of an electrical signal that varies in frequency and/or amplitude in response to variations of physical phenomena such as human speech or music.

ASIC	Application Specific Integrated Circuit. An integrated circuit customized for a particular use for a particular customer, rather than a general purpose use. For example, a chip designed solely to run a mobile phone is an ASIC.

AUP	Advanced Ultra low Power, is the smallest, high-performance, low voltage logic available.

Back-end	The packaging, assembly and testing stages of the semiconductors manufacturing process, which takes place after electronic circuits are imprinted on silicon wafers in the front-end process.

BCDMOS	Bipolar CMOS DMOS. A process technology that combines elements of bipolar, CMOS and DMOS technology and is capable of handling high voltages.

BiCMOS	A process technology that combines bipolar and CMOS processes, typically by combining digital CMOS circuitry with higher voltage or higher speed bipolar circuitry.

Bipolar	A process technology used to create semiconductors for applications involving the use of higher power levels than are possible with a CMOS chip. Due to the geometry of a bipolar circuit, these devices are significantly larger than CMOS devices. The speed of the most advanced bipolar devices exceeds those attainable with CMOS, but only at very large electrical currents. As a result, the number of bipolar devices that can be integrated into a single product is limited.

Can tuner	A module component used in television systems to convert broadcasts into a format suitable for television projection. Can tuners are rapidly being replaced by silicon tuners.

CAN	Controller Area Network. A network technology used in automotive network architecture.

CATV	An abbreviation for cable television.

Car access and immobilizers	An automobile technology segment focused on keyless entry and car immobilization applications. An automobile immobilizer is an electronic device fitted to an automobile which prevents the engine from running unless the correct key (or other token) is present.

Chip	Semiconductor device.

CFL	Compact Fluorescent Light. A type of fluorescent lamp designed to replace an incandescent lamp, while using less power and increasing rated life.

CMOS	Complementary Metal Oxide Semiconductor. The most common integrated circuit fabrication technology in the semiconductor industry. The technology is used to make integrated circuits where small size and high speed are important. As a result of the very small feature sizes that can be attained through CMOS technology, however, the ability of these integrated circuits to cope with high electrical currents and voltages is limited.

Coolflux DSP	A low power digital signal processor designed for mobile audio applications.

Digital	A form of transmission where data is represented by a series of bits or discrete values such as 0 and 1.

Diode	A semiconductor that allows currents to flow in one direction only.

Discrete semiconductors	Unlike integrated circuits, which contain up to tens of millions of transistors, discrete semiconductors are single devices, usually with two terminals (diodes) or three terminals (transistors). These are either applied as peripheral components on printed circuit boards, or used for special purposes such as very high power applications.

DMOS	Diffused Metal on Silicon Oxide Semiconductor. A process technology used to manufacture integrated circuits that can operate at high voltage.

DSP	Digital signal processor. A specialized microprocessor optimized to process sequences of numbers or symbols which represent signals.

DVB-T2	Digital Video Broadcasting—Second Generation Terrestrial. A television broadcasting standard used to transmit compressed digital audio, video and other data using land based (terrestrial) signals.

e-passport	A passport with secure data source chip used in providing personalized information.

ESD	Electrostatic discharge. The sudden and momentary electric current that flows between two objects caused by direct contact or induced by an electrostatic field. This term is used in the context of electronics to describe momentary unwanted currents that may cause damage to electronic equipment.

EURIBOR	Euro Interbank Offered Rate. The benchmark rate at which euro interbank term deposits within the eurozone are offered by one prime bank to another prime bank.

Fab (or wafer fab)	A semiconductor fabrication facility in which front-end manufacturing processes take place.

Fabless semiconductor company	A semiconductor company that does not have any internal wafer fab manufacturing capacity but instead focuses on designing and marketing its products, while outsourcing manufacturing to an independent foundry.

FlexRay	A new communications protocol designed for the high data transmission rates required by advanced automotive control systems.

Foundry	A semiconductor manufacturer that manufactures chips for third parties.

Front-end	The wafer processing stage of the semiconductors manufacturing process in which electronic circuits are imprinted onto raw silicon wafers. This stage is followed by the packaging, assembly and testing stages, which together comprise the back-end process.

GPS	Global Positioning System.

HDMI	High-Definition Multimedia Interface. A compact audio/video interface for transmitting uncompressed digital data.

I2 C	A multi-master serial single-ended computer bus that is used to attach low-speed peripherals to a motherboard, embedded system or mobile phone.

Integrated Circuit	Integrated Circuit. A miniaturized electronic circuit that has been manufactured in the surface of a thin substrate of semiconductor material.

ICN5,6,8	NXP wafer fab facilities located in Nijmegen, Netherlands, processing 5”, 6” or 8” diameter wafers.

IFRS	International Financial Reporting Standard. A standard and interpretation adopted by the International Accounting Standards Board.

In-process research and development	The value allocated to incomplete research and development projects in acquisitions treated as purchases.

Leadframe	A thin layer of metal that connects the wiring from tiny electrical technicals on the semiconductor surface to the large scale circuitry on electrical devices and circuit boards. Leadframes are used in almost all semiconductor packages.

LDMOS	Laterally Diffused Metal Oxide Semiconductor. A transistor used in RF/microwave power amplifiers.

LED	Light Emitting Diode. A semiconductor device which converts electricity into light.

LIN	Local Interconnect Network. A network technology used in automotive network architecture.

LNA	Low-Noise Amplifier. An electronic amplifier used to amplify very weak signals.

Magneto-resistive device	A device fabricated with magneto-resistive material (material that has the ability to change the value of its electrical resistance when an external magnetic field is applied to it).

Memory	Any device that can store data in machine readable format. Usually used synonymously with random access memory and read only memory.

MEMS	Micro Electro Mechanical Systems. Tiny mechanical devices that are built onto semiconductor chips and are measured in micrometers.

Microcontroller	A microprocessor combined with memory and interface integrated on a single circuit and intended to operate as an embedded system.

Micron	A metric unit of linear measure which equals one millionth of a meter. A human hair is about 100 microns in diameter.

MIFARE	Trademarked name, owned by NXP, for the most widely used contactless smart card, or proximity card, technology, for payment in transportation systems.

Mixed-signal	The mixed-signal part of an application solution refers to the devices and sub-system solutions that translate real world analog signals and phenomena such as radio frequency communication and power signals, sound, light, temperature, pressure, acceleration, humidity and chemical characteristics into digital or power signals that can be fed into the central microprocessing or storage devices at the heart of an application system solution.

MMIC	Monolithic Microwave Integrated Circuit. A type of integrated circuit device that operates at microwave frequencies.

MOS	Metal Oxide Semiconductor. A metal insulator semiconductor structure in which the insulating layer is an oxide of the substrate material.

MOSFET	Metal Oxide Semiconductor Field Effect Transistor. A device used for amplifying or switching electronic signals.

Nanometer	A metric unit of linear measure which equals one billionth of a meter. There are 1,000 nanometers in 1 micron.

NFC	Near field communication. A technology which allows devices to establish a secure point-to-point wireless connection at very close ranges (within several centimeters), and which is being increasingly adopted in mobile devices and point-of-sale terminals or other devices.

ODM	Original Design Manufacturer. A company which manufactures a product which ultimately will be branded by another firm for sale.

OEM	Original Equipment Manufacturer. A manufacturer that designs and manufactures its products for the end consumer market.

Power MOS	A specific type of metal oxide semiconductor designed to handle large amounts of power.

Power scaling	Design technique used to increase output power without changing the geometry, shape, or principle of operation.

Process technologies	The technologies used in front-end processes to convert raw silicon wafers into finished wafers containing hundreds or thousands of chips.

Rectifier	An electrical device that converts alternating current to direct current.

RF	Radio Frequency. A high frequency used in telecommunications. The term radio frequency refers to alternating current having characteristics such that, if the current is input to an antenna, an electromagnetic (EM) field is generated suitable for wireless broadcasting and/or communications.

Radio Frequency Identification	An RF chip used for identification.

Semiconductors	Generic term for devices such as transistors and integrated circuits that control the flow of electrical signals. The most common semiconductor material for use in integrated circuits is silicon.

Silicon	A type of semiconducting material used to make wafers. Silicon is widely used in the semiconductor industry as a base material.

Silicon tuners	Semiconductor devices for receiving broadcast television signals. Silicon tuners are expected to displace mechanical can tuners as the dominant technology in television receivers.

SIM	Subscriber Identity Module. A smart card that stores the key identifying a cellular phone service subscriber and related information.

Solid State Lighting	A type of lighting that uses semiconductor light-emitting diodes (LEDs), organic light-emitting diodes (OLED), or polymer light-emitting diodes (PLED) as sources of illumination rather than electrical filaments, plasma or gas.

SPI	Serial Peripheral Interface Bus. A synchronous serial data link standard that operates in full duplex mode.

SS MOS	Small signal power discrete including a metal oxide semiconductor field effect transistor.

SS Transistor	A small signal transistor.

Substrate	The base material made from silicon on which an integrated circuit is printed.

Telematics	The science of sending, receiving and storing information via telecommunication devices.

Thyristor	A four-layer semiconductor that is often used for handling large amounts of electrical power.

UART	Universal Asynchronous Receiver/Transmitter. An integrated circuit used for serial communications over a computer or peripheral device serial port.

USB	Universal Serial Bus. A standard that provides a serial bus standard for connecting devices, usually to a computer.

WACC	Weighted Average Cost of Capital. A calculation of a company’s cost of capital in which each category of capital is proportionally weighted.

Wafer	A disk made of a semiconducting material, such as silicon, usually either 100, 125, 150, 200 or 300 millimeters in diameter, used to form the substrate of a chip. A finished wafer may contain several thousand chips.

White goods	A term which refers to large household appliances such as refrigerators, stoves, dishwashers and other similar items.

Yield	The ratio of the number of usable products to the total number of manufactured products.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NXP Semiconductors N.V. (Registrant)

/s/ RICK CLEMMER	/s/ KARL SUNDSTRÖM
Rick Clemmer	Karl Sundström
Chief Executive Officer (Principal Executive Officer)	Chief Financial Officer (Principal Financial and Accounting Officer)

Date: March 13, 2012

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

The following financial statements and related schedules, together with reports of independent registered public accounting firms thereon, are filed as part of this annual report:

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of NXP Semiconductors N.V.:

We have audited the accompanying consolidated balance sheets of NXP Semiconductors N.V. and subsidiaries (“the Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2011. We have also audited the Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting in Item 15 of this Form 20-F. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ KPMG Accountants N.V.

Amstelveen, the Netherlands

March 13, 2012

Consolidated statements of operations of NXP Semiconductors N.V.

		For the years ended December 31,
	($ in millions unless otherwise stated)	2009	2010	2011
	Revenue	3,519	4,402	4,194
	Cost of revenue	(2,621)	(2,579)	(2,288)

	Gross profit	898	1,823	1,906

	Research and development expenses	(764)	(568)	(635)
	Selling expenses	(271)	(265)	(285)
	General and administrative expenses:
	Impairment of assets held for sale	(69)	—	—
	Other general and administrative expenses	(712)	(701)	(633)
	Other income (expense)	(13)	(16)	4

6,7	Operating income (loss)	(931)	273	357
8	Financial income (expense):
	Extinguishment of debt	1,020	57	(32)
	Other financial income (expense)	(338)	(685)	(225)

	Income (loss) before income taxes	(249)	(355)	100
9	Benefit (provision) for income taxes	(10)	(24)	(21)
10	Results relating to equity-accounted investees	74	(86)	(77)

	Income (loss) from continuing operations	(185)	(465)	2
3	Income (loss) from discontinued operations, net of tax	32	59	434

	Net income (loss)	(153)	(406)	436

	Attribution of net income (loss) for the period:

	Net income (loss) attributable to stockholders	(167)	(456)	390
11	Net income (loss) attributable to non-controlling interests	14	50	46

	Net income (loss)	(153)	(406)	436
12	Earnings per share data:
	Basic and diluted earnings per common share attributable to stockholders in $
	- Income (loss) from continuing operations	(0.93)	(2.25)	(0.17)
	- Income (loss) from discontinued operations	0.15	0.26	1.74
	- Net income (loss)	(0.78)	(1.99)	1.57

	Weighted average number of shares of common stock outstanding during the year (in thousands)
	- Basic and diluted	215,252	229,280	248,812

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of comprehensive income of NXP Semiconductors N.V.

	For the years ended December 31,
($ in millions )	2009	2010	2011
Net income (loss)	(153)	(406)	436
Recognition funded status pension benefit plan	19	(20)	9
Foreign currency translation adjustments	76	160	(19)
Net investment hedge	—	—	(203)
Reclassifications into income	(78)	(2)	—
Income tax on net current period changes	(4)	1	(2)

Other comprehensive income (loss)	13	139	(215)

Total comprehensive income (loss)	(140)	(267)	221

Attribution of comprehensive income (loss) for the period:
Income (loss) attributable to stockholders	(154)	(317)	175
Income (loss) attributable to non-controlling interests	14	50	46

Total net comprehensive income (loss)	(140)	(267)	221

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated balance sheets of NXP Semiconductors N.V.

		As of December 31,
	($ in millions unless otherwise stated)	2010		2011
	Assets
	Current assets
35	Cash and cash equivalents		898		743
13,33	Receivables:
	Accounts receivable—net	396		441
	Other receivables	42		38

			438		479
14	Assets held for sale		48		39
3	Current assets of discontinued operations		110		—
15	Inventories		513		618
9,16	Other current assets		129		87

	Total current assets		2,136		1,966

	Non-current assets
10	Investments in equity-accounted investees		132		37
17	Other non-current financial assets		19		17
3	Non-current assets of discontinued operations		266		—
9,18	Other non-current assets		135		127
19,30	Property, plant and equipment:
	At cost	2,139		2,065
	Less accumulated depreciation	(975)		(1,002)

			1,164		1,063
20	Intangible assets excluding goodwill:

	At cost	2,928		2,536
	Less accumulated depreciation	(1,442)		(1,365)

			1,486		1,171
21	Goodwill		2,299		2,231

	Total non-current assets		5,501		4,646

	Total assets		7,637		6,612

	Liabilities and equity
	Current liabilities
33	Accounts payable		593		455
14	Liabilities held for sale		21		21
3	Current liabilities of discontinued operations		60		—
22	Accrued liabilities		461		332
9,23,24,25,31	Short-term provisions		95		130
26	Other current liabilities		95		59
27	Short-term debt		423		52

	Total current liabilities		1,748		1,049

	Non-current liabilities
28,30	Long-term debt		4,128		3,747
9,23,24,25,31	Long-term provisions		415		347
3	Non-current liabilities of discontinued operations		20		—
29	Other non-current liabilities		107		112

	Total non-current liabilities		4,670		4,206

30,31	Contractual obligations and contingent liabilities
	Equity
11	Non-controlling interests		233		212
32	Stockholders’ equity:
	Common stock, par value €0.20 per share:
	Authorized: 430,503,000 shares (2010: 430,503,000 shares)
	Issued and fully paid: 251,751,500 shares (2010: 250,751,500 shares)	51		51
	Capital in excess of par value	6,006		6,047
	Treasury shares, at cost 3,915,144 shares (2010: nil)	—		(57)
	Accumulated deficit	(5,609)		(5,219)
	Accumulated other comprehensive income (loss)	538		323

	Total Stockholders’ equity		986		1,145

	Total equity		1,219		1,357

	Total liabilities and equity		7,637		6,612

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flows of NXP Semiconductors N.V.

	For the years ended December 31,
($ in millions)	2009	2010	2011
Cash flows from operating activities:
Net income (loss)	(153)	(406)	436
(Income) loss from discontinued operations, net of tax	(32)	(59)	(434)

Income (loss) from continuing operations	(185)	(465)	2
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	818	684	591
Impairment assets held for sale	69	—	—
Net (gain) loss on sale of assets	(58)	21	10
(Gain) loss on extinguishment of debt	(1,045)	(57)	32
Results relating to equity-accounted investees	—	86	77
Changes in operating assets and liabilities:
(Increase) decrease in receivables and other current assets	(66)	109	(32)
(Increase) decrease in inventories	31	8	(104)
Increase (decrease) in accounts payable, accrued and other liabilities	(194)	(117)	(266)
Decrease (increase) in other non-current assets	105	(157)	51
Increase (decrease) in provisions	(178)	(120)	(107)
Exchange differences	(39)	353	(128)
Other items	41	16	49

Net cash provided by (used for) operating activities	(701)	361	175
Cash flows from investing activities:
Purchase of intangible assets	(8)	(7)	(10)
Capital expenditures on property, plant and equipment	(92)	(258)	(221)
Proceeds from disposals of property, plant and equipment	21	31	15
Proceeds from disposals of assets held for sale	—	8	11
Proceeds from the sale of securities	20	—	—
Purchase of other non-current financial assets	(2)	(2)	(1)
Proceeds from the sale of other non-current financial assets	1	27	4
Purchase of interests in businesses	—	(8)	—
Proceeds from (consideration related to) sale of interests in businesses	123	(60)	—

Net cash provided by (used for) investing activities	63	(269)	(202)
Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	7	8	17
Amounts drawn under the revolving credit facility	400	—	200
Repayments under the revolving credit facility	(200)	(200)	(600)
Repurchase of long-term debt	(286)	(1,383)	(1,997)
Net proceeds from the issuance of long-term debt	—	974	1,578
Principal payments on long-term debt	(1)	(2)	(10)
Dividends paid to non-controlling interests	(29)	(2)	(67)
Net proceeds from the issuance of common stock	—	448	—
Cash proceeds from exercise of stock options	—	—	10
Purchase of treasury shares	—	—	(57)

Net cash provided by (used for) financing activities	(109)	(157)	(926)
Net cash provided by (used for) continuing operations	(747)	(65)	(953)
Cash flows from discontinued operations:
Net cash provided by (used for) operating activities	(15)	10	20
Net cash provided by (used for) investing activities	15	(17)	791
Net cash provided by (used for) financing activities	—	2	(2)

Net cash provided by (used for) discontinued operations	—	(5)	809

Net cash provided by (used for) continuing and discontinued operations	(747)	(70)	(144)
Effect of changes in exchange rates on cash positions	(8)	(63)	(21)

Increase (decrease) in cash and cash equivalents	(755)	(133)	(165)
Cash and cash equivalents at beginning of period	1,796	1,041	908
Cash and cash equivalents at end of period	1,041	908	743
Less: cash and cash equivalents at end of period-discontinued operations	15	10	—

Cash and cash equivalents at end of period-continuing operations	1,026	898	743

Note:	Dividends paid to non-controlling interests have been reclassified from operating activities to financing activities to align with the guidance provided by ASC Topic 810 that classifies non-controlling interests within equity.

For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flows of NXP Semiconductors N.V.—(Continued)

		For the years ended December 31,
	($ in millions)	2009	2010	2011
	Supplemental disclosures to the consolidated statements of cash flows
	Net cash paid during the period for:
	Interest	391	278	301
	Income taxes	50	19	25

	Net gain (loss) on sale of assets:
	Cash proceeds from the sale of assets	165	6	30
	Book value of these assets	(159)	(142)	(40)
	Non-cash gains (losses)	52	115	—

		58	(21)	(10)
	Non-cash investing information:
36	Assets received in lieu of cash from the sale of businesses:
	Trident shares	—	177	—
	Virage Logic shares/options	15	—	—
	Others	5	—	—

	Other items:
	Other items consist of the following non-cash elements in income:
	Share-based compensation	28	12	31
	Value adjustments/impairment financial assets	—	(4)	—
	Non-cash tax expense against other intangibles	5	—	—
	Non-cash interest cost due to applying effective interest method	8	15	18
	Others	—	(7)	—

		41	16	49

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity of NXP Semiconductors N.V.

						Accumulated other comprehensive income (loss)
($ in millions)	Outstanding number of shares (in thousands)	Common stock	Capital in excess of par value	Treasury shares at cost	Accumula-ted deficit	Net investment hedge	Currency translation differences	Unrealized gain (loss) on available-for-sale securities	Unrecognized net periodic pension cost	Total accumulated other compre- hensive	Total stockholders’ equity	Non- controlling interests	Total equity
Balance as of January 1, 2008	215,252	42	5,527	—	(4,986)	—	363	6	17	386	969	213	1,182
Net income (loss)					(167)						(167)	14	(153)
Components of other comprehensive income:
- Recognition of funded status pension benefit plan									19	19	19		19
- Foreign currency translation adjustments							76			76	76		76
- Reclassifications into income							(72)	(6)		(78)	(78)		(78)
- Income tax on current period changes									(4)	(4)	(4)		(4)
Share-based compensation plans			28								28		28
Dividends paid to non-controlling interests												(29)	(29)

Balance as of December 31, 2009	215,252	42	5,555	—	(5,153)	—	367	—	32	399	843	198	1.041

Net income (loss)					(456)						(456)	50	(406)
Components of other comprehensive income:
- Recognition of funded status pension benefit plan									(20)	(20)	(20)		(20)
- Foreign currency translation adjustments							160			160	160		160
- Reclassifications into income							(2)			(2)	(2)		(2)
- Income tax on current period changes									1	1	1		1
Share-based compensation plans			12								12		12
Net proceeds from the issuance of common stock (IPO)	34,000	9	439								448		448
Issuance of additional shares	1,500
Dividends paid to non-controlling interests												(2)	(2)
Changes in participations												(13)	(13)

Balance as of December 31, 2010	250,752	51	6,006	—	(5,609)	—	525	—	13	538	986	233	1,219

Net income (loss)					390						390	46	436
Components of other comprehensive income:
- Recognition of funded status pension benefit plan									9	9	9		9
- Foreign currency translation adjustments						(203)	(19)			(222)	(222)		(222)
- Reclassifications into income							(2)		2	—	—		—
- Income tax on current period changes									(2)	(2)	(2)		(2)
Share-based compensation plans			31								31		31
Issuance of additional shares	1,000
Treasury shares	(5,689)			(57)							(57)		(57)
Shares issued pursuant to stock awards	1,774		10								10		10
Dividends paid to non-controlling interests												(67)	(67)

Balance as of December 31, 2011	247,837	51	6,047	(57)	(5,219)	(203)	504	—	22	323	1,145	212	1,357

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements of NXP Semiconductors N.V.

All amounts in millions of $ unless otherwise stated

1 Introduction

The consolidated financial statements include the accounts of NXP Semiconductors N.V. and its consolidated subsidiaries, including NXP B.V.

Treasury shares

In connection with the Company’s share repurchase programs, announced on July 29 and August 17, 2011, shares which have been repurchased and are held in treasury for delivery upon exercise of options and under restricted share programs, are accounted for as a reduction of stockholders’ equity. As at December 31, 2011, 3,915,144 shares were held in treasury under this program.

Reverse stock split

In connection with the IPO, the Company amended its Articles of Association on August 2, 2010 in order to effect a 1-for-20 reverse stock split of its shares of common stock. As a consequence, the number of shares outstanding on August 2, 2010 (4,305,030,000 shares) has been adjusted to 215,251,500 shares retrospectively to reflect the reverse stock-split in all periods presented. Basic and diluted weighted average shares outstanding and earnings per share have been adjusted retrospectively to reflect the reverse stock split in all periods presented. Also, the exercise price and the number of shares of common stock issuable under the Company’s share based compensation plans were proportionately adjusted retrospectively to reflect the reverse stock split. In addition, authorized and issued share capital has been adjusted retrospectively to reflect the reverse stock split.

Conversion

In addition to the reverse stock split, the Company has also amended its Articles of Association in order to convert a certain percentage of previously authorized common stock to preferred stock. Including the shares issued upon the public offering in August 2010 and the subsequent issuance of shares of common stock under equity incentive plans in November 2010 and 2011, the stock capital of the Company as of December 31, 2011 consists of 1,076,257,500 authorized shares, including 430,503,000 authorized shares of common stock (of which 251,751,500 are issued and outstanding), as well as 645,754,500 authorized but unissued shares of preferred stock.

Accounting policies

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP). Historical cost is used as the measurement basis unless otherwise indicated.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Segment reporting

In compliance with ASC Topic 280 “Segment Reporting”, the Company is structured in two market-oriented business segments: High Performance Mixed Signal and Standard Products, and one other reportable segment, Manufacturing Operations. Corporate and Other represents the remaining portion to reconcile to the consolidated financial statements along with the Divested Home activities.

Reclassifications

Certain items previously reported under specific financial statement captions have been reclassified to conform to the current period presentation. Reference is made to dividends paid to non-controlling interests, in prior periods in the cash flow statement, which have been reclassified from operating activities to financing activities to align with the guidance provided by ASC Topic 810 that classifies non-controlling interests within equity.

2 Significant accounting policies and new standards after 2011

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

All intercompany balances and transactions have been eliminated in the consolidated financial statements. Net income (loss) includes the portion of the earnings of subsidiaries applicable to non-controlling interests. The income (loss) and equity attributable to non-controlling interests are disclosed separately in the consolidated statements of operations and in the consolidated balance sheets under non-controlling interests.

Business combinations are accounted for using the acquisition method. Under the acquisition method, the identifiable assets acquired, liabilities assumed and any non-controlling interest in the acquiree are recognized as at the acquisition date, which is the date on which control is transferred to the Company. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

For acquisitions on or after January 1, 2010, the Company measures goodwill at the acquisition date as:

•	The fair value of the consideration transferred; plus

•	The recognized amount of any non-controlling interest in the acquiree; plus if the business combination is achieved in stages, the fair value of the existing equity interest in the acquiree; less

•	The net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed

Costs related to the acquisition, other than those associated with the issue of debt or equity securities, that the Company incurs in connection with a business combination are expensed as incurred.

Any contingent consideration payable is recognized at fair value at the acquisition date. The contingent consideration is remeasured at fair value and changes in the fair value of the contingent consideration are recognized in the statement of operations.

Fair value measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•	Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly.

•

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

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

When its share of losses exceeds the carrying amount of an investment accounted for by the equity method, the carrying amount of that investment is reduced to zero and recognition of further losses is discontinued unless the Company has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee. Investments in equity-accounted investees include loans from the Company to these investees.

Accounting for capital transactions of a subsidiary or an equity-accounted investee

In accordance with ASC 810 “Consolidation” the Company recognizes dilution gains or losses related to changes in ownership of consolidated entities directly in equity. In case of loss of control of the subsidiary following such transaction the dilution gain or loss is recognized in the consolidated statement of operations. In accordance with ASC 323 “Investments—Equity Method and Joint Ventures”, any dilution gain or loss related to entities in which the Company has a non-controlling interest is recognized in the statement of operations.

Dilution gains or losses are presented in the consolidated statement of operations in the line item other income and expense upon loss of control of subsidiaries. Dilution gains and losses related to equity-accounted investees are presented in the line item results relating to equity-accounted investees.

Loss of control

Upon the loss of control, the Company derecognizes the assets and liabilities of the subsidiary, any non-controlling interest and the other components of equity related to the subsidiary. If the Company retains a non-controlling interest in the entity, such interest is measured at fair value at the date that control is lost. Subsequently, the non-controlling interest is accounted for as an equity-accounted investee or as an available-for-sale financial asset, depending on the level of influence retained by NXP.

Foreign currencies

The Company uses the U.S. dollar as its reporting currency. The functional currency of the Holding company is the euro. For consolidation purposes, the financial statements of the entities within the Company with a functional currency other than the U.S. dollar, are translated into U.S. dollars. Assets and liabilities are translated using the exchange rates on the applicable balance sheet dates. Income and expense items in the statements of operations, statements of comprehensive income and statements of cash flows are translated at monthly exchange rates in the periods involved.

The effects of translating the financial position and results of operations from functional currencies are recognized in other comprehensive income and presented as a separate component of accumulated other comprehensive income (loss) within stockholder’s equity. However, if the operation is a non-wholly owned subsidiary, then the relevant proportionate share of the translation difference is recorded under non-controlling interests. When the Company’s ownership in a foreign operation is disposed of such that control, significant influence or joint control is lost, the related cumulative translation adjustments are recognized as income or expense as part of the gain or loss on the disposal. However, when the Company disposes only a part of its ownership interest in a foreign subsidiary while retaining control, the relevant proportion of the cumulative translation adjustments is reattributed to non-controlling interests. When the Company disposes of only part of its investment in a foreign equity-accounted investee, while retaining significant influence or joint control, the relevant proportion of the cumulative translation adjustments is recognized as income or expense as part of the gain or loss on the disposal. However, translation results from the Company’s functional currency (euro) into the Company’s reporting currency (U.S. dollar) will not be recycled to the statement of operations as long as there is the assumption that the proceeds from the sale will be reinvested.

The following table sets out the exchange rates for euros into U.S. dollars applicable for translation of NXP’s financial statements for the periods specified.

	$ 1 per €
	period end	average1)	high	low
2009	1.4402	1.3978	1.2683	1.4916
2010	1.3370	1.3326	1.2183	1.4402
2011	1.2938	1.3908	1.2938	1.4531

(1)	The average rates are the average rates based on monthly quotations.

The functional currency of foreign entities is generally the local currency, unless the primary economic environment requires the use of another currency. When foreign entities conduct their business in economies considered to be highly inflationary, they record transactions in the Company’s reporting currency instead of their local currency. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of operations, except when the foreign exchange exposure is part of a qualifying cash flow or net investment hedge accounting relationship, in which case the related foreign exchange gains and losses are recognized directly in other comprehensive income and presented as a separate component of accumulated other comprehensive income (loss) within stockholders’ equity. Currency gains and losses on intercompany loans that have the nature of a permanent investment are recognized as translation differences in other comprehensive income and are presented as a separate component of accumulated other comprehensive income (loss) within equity.

Derivative financial instruments including hedge accounting

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

Foreign currency gains or losses arising from the translation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized directly in other comprehensive income, to the extent that the hedge is effective, and are presented as a separate component of accumulated other comprehensive income (loss) within stockholders equity.

To the extent that a hedge is ineffective, the ineffective portion of the fair value change is recognized in the consolidated statement of operations. When the hedged net investment is disposed of, the corresponding amount in the accumulated other comprehensive income is transferred to the statement of operations as part of the profit or loss on disposal.

On initial designation of the hedge relationship between the hedging instrument and hedged item, the Company documents this relationship, including the risk management objectives and strategy in undertaking the hedge transaction and the hedged risk, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, of whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items attributable to the hedged risk, and whether the actual results of each hedge are within a range of 80-125 percent.

When cash flow hedge accounting is discontinued because it is probable that a forecasted transaction will not occur within a period of two months from the originally forecasted transaction date, the Company continues to carry the derivative on the consolidated balance sheets at its fair value, and gains and losses that were accumulated in other comprehensive income are recognized immediately in earnings. In situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the consolidated balance sheets, and recognizes any changes in its fair value in earnings.

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with a maturity of three months or less at acquisition that are readily convertible into known amounts of cash. It also includes cash balances that cannot be freely repatriated. Cash and cash equivalents are stated at face value which approximates fair value.

Receivables

Receivables are carried at amortized cost, net of allowances for doubtful accounts and net of rebates and other contingent discounts granted to distributors. As soon as trade accounts receivable can no longer be collected in the normal way and are expected to result in a loss, they are designated as doubtful trade accounts receivable and valued at the expected collectible amounts. They are written off when they are deemed to be uncollectible because of bankruptcy or other forms of receivership of the debtors.

The allowance for doubtful trade accounts receivable takes into account objective evidence about credit-risk concentration, collective debt risk based on average historical losses, and specific circumstances such as serious adverse economic conditions in a specific country or region.

Inventories

Inventories are stated at the lower of cost or market, less advance payments on work in progress. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The costs of conversion of inventories include direct labor and fixed and variable production overheads, taking into account the stage of completion. The cost of inventories is determined using the first-in, first-out (FIFO) method. An allowance is made for the estimated losses due to obsolescence. This allowance is determined for groups of products based on purchases in the recent past and/or expected future demand and market conditions. Abnormal amounts of idle facility expense and waste are not capitalized in inventory. The allocation of fixed production overheads to the inventory cost is based on the normal capacity of the production facilities.

Other non-current financial assets

Other non-current financial assets include restricted liquid assets and guarantee deposits that are stated at face value which approximates fair value

Impairments of financial assets

A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. Any impairment loss is charged to the statement of operations.

Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment losses. Assets constructed by the Company include direct costs, overheads and interest charges incurred during the construction period. Government investment grants are deducted from the cost of the related asset. Depreciation is calculated using the straight-line method over the expected economic life of the asset. Depreciation of special tooling is also based on the straight-line method unless a depreciation method other than the straight-line method better represents the consumption pattern. Gains and losses on the sale of property, plant and equipment are included in other income and expense. Costs related to repair and maintenance activities are expensed in the period in which they are incurred. Plant and equipment under capital leases are initially recorded at the lower of the fair value of the leased property or the present value of minimum lease payments. These assets and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset.

The Company recognizes the fair value of an asset retirement obligation in the period in which it is incurred based on discounted projected cash flows in the absence of other observable inputs such as quoted prices, while an equal amount is capitalized as part of the carrying amount of the long-lived asset and subsequently depreciated over the estimated useful life of the asset.

Leases

The Company leases various office space and equipment. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are recognized in the statement of operations on a straight-line basis over the term of the lease.

Leases in which the Company has substantially all the risk and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property or the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges. The interest element of the finance cost is charged to the statement of operations over the lease period so as to achieve a constant periodic rate of interest on the remaining balance of the lease obligation for each period. The lease obligations are included in other current and other non-current liabilities. The property, plant and equipment acquired under finance leases are depreciated using the straight-line method over the shorter of the estimated useful life of the assets or the lease term.

Goodwill

The Company accounts for goodwill in accordance with the provisions of ASC 350 “ Intangibles —Goodwill and Other”. Accordingly, goodwill is not amortized but tested for impairment annually in the fourth quarter or more frequently if events and circumstances indicate that goodwill may be impaired.

An impairment loss is recognized to the extent that the carrying amount of goodwill exceeds the asset’s implied fair value. This determination is made at the business operating segment level, which is for the Company the reporting unit level in accordance with ASC 350, and consists of two steps. First, the Company determines the carrying value of each reporting unit by assigning the assets and liabilities, including the goodwill and intangible assets, to the reporting units. Furthermore, the Company determines the fair value of each reporting unit and compares it to the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds the fair value of the reporting unit, the Company performs the second step of the impairment test. In the second step, the Company compares the implied fair value of the reporting unit’s goodwill with the carrying amount of the reporting unit’s goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to acquisition accounting in a business combination. The residual fair value after this allocation is the implied fair value of the reporting unit’s goodwill. The Company generally determines the fair value of the reporting units based on discounted projected cash flows in the absence of other observable inputs such as quoted prices.

Intangible assets

Intangible assets (other than goodwill) with definitive lives arising from acquisitions are amortized using the straight-line method over their estimated useful lives. Remaining useful lives are evaluated every year to determine whether events and circumstances warrant a revision to the remaining period of amortization. The Company considers renewal and extension options in determining the useful life. However, based on experience the Company concluded that these assets have no extension or renewal possibilities. In-process research and development (“IPR&D”) projects acquired as part of a business combination with no alternative use are capitalized and indefinitely lived until completion or abandonment of the associated R&D efforts in accordance with ASC 350 “Intangibles—Goodwill and Other”. Upon completion of each project, IPR&D assets are amortized over their estimated useful lives. During development IPR&D, assets are not amortized but tested annually for impairment. There are currently no intangible assets with indefinite lives. Patents, trademarks and other intangible assets acquired from third parties are capitalized at cost and amortized over their estimated remaining useful lives.

Certain costs relating to the development and purchase of software for internal use are capitalized and subsequently amortized over the estimated useful life of the software in conformity with ASC 350.

Impairment or disposal of intangible assets other than goodwill and tangible fixed assets

The Company accounts for intangible assets other than goodwill and tangible fixed assets in accordance with the provisions of ASC 360 “Property, Plant and Equipment”. Long-lived assets other than goodwill are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset with future undiscounted net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. The Company determines the fair value based on discounted projected cash flows. The review for impairment is carried out at the level where discrete cash flows occur that are largely independent of other cash flows in the absence of other observable inputs such as quoted prices. For the Manufacturing Operations segment, the review of impairment of long-lived assets is carried out on a Company-wide basis, as Manufacturing Operations is the shared manufacturing base for the other business segments with, for this purpose, no discrete cash flows that are largely independent of other cash flows. Assets held for sale are reported at the lower of the carrying amount or fair value, less cost to sell.

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

Discontinued operations

A discontinued operation is a component of the Company that either has been disposed of, or that is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operations that can be clearly distinguished from the rest of the Company in terms of operations and cash flows or (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations. Generally, a major line of business is a segment or business unit. Discontinued operations are carried at the lower of carrying amount or fair value less cost to sell. The Company determines the fair value based on discounted projected cash flows in the absence of other observable inputs such as quoted prices. Results from discontinued operations until the date of disposal are presented separately as a single amount in the consolidated statements of operations together with any gain or loss from disposal. Results from discontinued operations are reclassified for all periods presented and reflected as income (loss) from discontinued operations, net of tax, within the consolidated statements of operations.

Research and development

Costs of research and development are expensed in the period in which they are incurred, except for in-process research and development assets acquired in business combinations, which are capitalized and, after completion, are amortized over their estimated useful lives.

Advertising

Advertising costs are expensed when incurred.

Provisions and accruals

The Company recognizes provisions for liabilities and probable losses that have been incurred as of the consolidated balance sheet dates and for which the amount is uncertain but can be reasonably estimated.

Provisions of a long-term nature are stated at present value when the amount and timing of related cash payments are fixed or reliably determinable unless discounting is prohibited under U.S. GAAP. Short-term provisions are stated at undiscounted values.

The Company accrues for losses associated with environmental obligations when such losses are probable and reasonably estimable. Measurement of liabilities is based on current legal requirements and existing technology. Liabilities and virtually certain insurance recoveries, if any, are recorded separately. The carrying amount of liabilities is regularly reviewed and adjusted for new facts or changes in law or technology.

Restructuring

The provision for restructuring relates to the estimated costs of initiated reorganizations that have been approved by Management, and which involve the realignment of certain parts of the industrial and commercial organization.

When such reorganizations require discontinuance and/or closure of lines of activities, the anticipated costs of closure or discontinuance are included in restructuring provisions only when the liability is incurred in accordance with ASC 420 “Exit or Disposal Cost Obligations”. The liability is initially measured at fair value. The Company determines the fair value based on discounted projected cash flows in the absence of other observable inputs such as quoted prices.

One-time employee termination benefits are recognized, in accordance with ASC 420, ratably over the future service period when those employees are required to render services to the Company, if that period exceeds 60 days or a longer legal notification period.

However, generally, employee termination benefits are covered by a contract or an ongoing benefit arrangement and are recognized in accordance with ASC 712 “Compensation—Nonretirement Postemployment Benefits” when it is probable that the employees will be entitled to the benefits and the amounts can be reasonably estimated.

Guarantees

The Company complies with ASC 460 “Guarantees”. The Company recognizes, at the inception of a guarantee, a liability at the fair value of the obligation incurred, for guarantees within the scope of the recognition criteria. The Company determines the fair value based on either quoted prices for similar guarantees or discounted projected cash flows, whichever is available.

Debt and other liabilities

Debt and other liabilities, other than provisions, are stated at amortized cost. Debt issue costs are not expensed immediately but are reported as deferred charges and subsequently amortized over the term of the debt using the effective interest rate method. Unless the exchange would meet the criteria for troubled debt restructuring, debt that has been exchanged for other debt is initially measured at fair value in accordance with the provisions of ASC 470 “Debt”. Any gain or loss resulting from the exchange and adjusted for the unamortized portion of debt issue costs for the exchanged debt is immediately recognized and recorded within financial income (expense). The Company determines the fair value based on quoted prices for the instruments or quoted prices for similar instruments. In the rare cases that such observable inputs are not available the Company determines the fair value based on discounted projected cash flows.

Loans that are hedged under a fair value hedge are remeasured for the changes in the fair value that are attributable to the risk that is being hedged.

Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses, including revenue and expenses that relate to transactions with any of the other components of the Company. All operating segments’ operating results are reviewed regularly by the Chief Operating Decision Maker (CODM) to make decisions about resources to be allocated to the segment and to assess its performance and for which discrete financial information is available.

Segment results that are reported to the CODM include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets, head office expenses and deferred income tax assets and liabilities.

In compliance with ASC 280 “Segment Reporting”, NXP’s reportable operating segments comprise High Performance Mixed Signal, Standard Products, and Manufacturing Operations.

Earnings per share

Basic earnings per share attributable to stockholders is calculated by dividing net income or loss attributable to stockholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for treasury shares held.

Diluted earnings per share attributable to stockholders is determined by dividing net income or loss attributable to stockholders of the Company by the weighted average number of common shares outstanding, adjusted for treasury shares held, for the effects of all potentially dilutive common shares, which comprise share options and equity rights granted to employees.

Revenue recognition

The Company’s revenue is primarily derived from made-to-order sales to Original Equipment Manufacturers (“OEMs”) and similar customers. The Company’s revenue is also derived from sales to distributors.

The Company applies the guidance in SEC Staff Accounting Bulletin (SAB) Topic 13 ‘Revenue Recognition’ and recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or the service has been provided, the sales price is fixed or determinable, and collection is reasonably assured, based on the terms and conditions of the sales contract. For made-to-order sales, these criteria are met at the time the product is shipped and delivered to the customer and title and risk have passed to the customer. Examples of delivery conditions typically meeting these criteria are ‘Free on board point of delivery’ and ‘Costs, insurance paid point of delivery’. Generally, the point of delivery is the customer’s warehouse. Acceptance of the product by the customer is generally not contractually required, since, for made-to-order customers, design approval occurs before manufacturing and subsequently delivery follows without further acceptance protocols. Payment terms used are those that are customary in the particular geographic market. When management has established that all aforementioned conditions for revenue recognition have been met and no further post-shipment obligations exist, revenue is recognized.

For sales to distributors, the same recognition principles apply and similar terms and conditions as for sales to other customers are applied. However, for some distributors contractual arrangements are in place, which allow these distributors to return products if certain conditions are met. These conditions generally relate to the time period during which return is allowed and reflect customary conditions in the particular geographic market. Other return conditions relate to circumstances arising at the end of a product life cycle, when certain distributors are permitted to return products purchased during a pre-

defined period after the Company has announced a product’s pending discontinuance. Long notice periods associated with these announcements prevent significant amounts of product from being returned, however. Repurchase agreements with OEMs or distributors are not entered into by the Company.

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

Revenue is recorded net of sales taxes, customer discounts, rebates and other contingent discounts granted to distributors. Shipping and handling costs billed to customers are recognized as revenue. Expenses incurred for shipping and handling costs of internal movements of goods are recorded as cost of revenue. Shipping and handling costs related to revenue to third parties are reported as selling expenses.

Royalty income, which is generally earned based upon a percentage of revenue or a fixed amount per product sold, is recognized on an accrual basis. Royalty income, other license income or other income related to R&D arrangements and that is received in the form of non-refundable upfront payments is recognized as revenue pro rata over the term of the contract unless a separate earnings process has been completed. Income from the sale of patents is also reported as revenue. The carrying value of the sold patents is reported as cost of sales. Government grants, other than those relating to purchases of assets, are recognized as income as qualified expenditures are made. Software revenue is recognized in accordance with ASC 985 “Software Revenue Recognition” when the 4 criteria of SAB Topic 13 are met.

Income from the sale of tangible fixed assets is reported as other income. The carrying value of these sold assets is reported as other expense at the time of the sale.

Financial income and expense

Financial income comprises interest income on funds invested and the net gain on the disposal of available-for-sale securities and other financial assets.

Financial expense comprise interest expense on borrowings, accretion of the discount on provisions and contingent consideration, losses on disposal of available-for-sale financial assets, impairment losses recognized on financial assets (other than trade receivables) and losses on hedging instruments recognized in the statement of operations.

Borrowing costs that are not directly attributable to the acquisition, construction or production of property, plant and equipment are recognized in the statement of operations using the effective interest method.

Foreign currency gains and losses, not related to accounts receivable, accounts payable and intercompany current accounts, are reported on a net basis as either financial income or financial expense in the statement of operations depending on whether foreign currency movements are in a net gain or net loss position. Foreign currency gains and losses on accounts receivable, accounts payable and intercompany current accounts that are not hedged in a net investment hedge are reported under cost of revenue in the statement of operations.

Income taxes

Income taxes in the consolidated financial statements are accounted for using the asset and liability method. Income tax is recognized in the statement of operations except to the extent that it relates to an item that is initially recognized directly within equity, including other comprehensive income (loss), in which case the related tax effect is also recognized there.

Current tax is the expected tax payable on the taxable income for the year, using the tax rates enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. Income tax payable includes amounts payable to tax authorities. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts. Measurement of deferred tax assets and liabilities is based upon the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date of the change. Deferred tax assets, including assets arising from loss carryforwards, are recognized, net of a valuation allowance, if it is more likely than not that the asset or a portion thereof will be realized. Deferred tax assets and liabilities are not discounted. Deferred tax liabilities for withholding taxes are recognized for subsidiaries in situations where the income is to be paid out as dividends in the foreseeable future, to the extent that these withholding taxes are not expected to be refundable and deductible.

Income tax benefit from an uncertain tax position is recognized only if it is more likely than not that the tax position will be sustained upon examination by the relevant taxing authorities, based on the technical merits of the position. The income tax benefit recognized in the financial statements from such position is measured based on the largest benefit that is more than 50% likely to be realized upon settlement with a taxing authority that has full knowledge of all relevant information. The liability for unrecognized tax benefits including related interest and penalties is recorded under provisions in the balance sheet as current or non-current based on the timing of the expected payment. Penalties are recorded as income tax expense, whereas interest is reported as financial expense in the statement of operations.

Benefit accounting

The Company accounts for the cost of pension plans and postretirement benefits other than pensions in accordance with ASC 715 “Compensation-Retirement Benefits”.

The Company’s employees participate in pension and other postretirement benefit plans in many countries. The costs of pension and other postretirement benefits and related assets and liabilities with respect to the Company’s employees participating in defined-benefit plans have been recognized within the consolidated financial statements based upon actuarial valuations. Some of the Company’s defined-benefit pension plans are funded with plan assets that have been segregated and restricted in a trust, foundation or insurance company to provide for the pension benefits to which the Company has committed itself.

The net pension liability or asset recognized in the balance sheet in respect of defined benefit pension plans is the present value of the projected defined-benefit obligation less the fair value of plan assets at the balance sheet date.

Most of our plans result in a pension provision (no assets for the plan) or a net pension liability.

The projected defined-benefit obligation is calculated annually by qualified actuaries using the projected unit credit method. For the Company’s major plans, the discount rate is derived from market yields on high quality corporate bonds. Plans in countries without a deep corporate bond market use a discount rate based on the local government bond rates.

Pension costs in respect of defined-benefit pension plans primarily represent the increase in the actuarial present value of the obligation for pension benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of the expected return on plan assets and net of employee contributions.

Actuarial gains and losses arise mainly from changes in actuarial assumptions and differences between actuarial assumptions and what has actually occurred. They are recognized in the statement of operations, over the expected average remaining service periods of the employees only to the extent that their net cumulative amount exceeds 10% of the greater of the present value of the obligation or of the fair value of plan assets at the end of the previous year (the corridor). Events which invoke a curtailment or a settlement of a benefit plan will be recognized in our statement of operations.

Unrecognized prior-service costs related to pension plans and postretirement benefits other than pensions are amortized to the statements of operations over the average remaining service period of the active employees.

Contributions to defined-contribution and multi-employer pension plans are recognized as an expense in the statements of operations as incurred.

In accordance with the requirements of ASC 715, if the projected benefit obligation exceeds the fair value of plan assets, we recognize in the consolidated balance sheet a liability that equals the excess. If the fair value of plan assets exceeds the projected benefit obligation, we recognize in the balance sheet an asset that equals the excess.

The Company determines the fair value based on quoted prices for the plan assets or comparable prices for non-quoted assets. For a defined-benefit pension plan, the benefit obligation is the projected benefit obligation; for any other postretirement defined benefit plan it is the accumulated postretirement benefit obligation.

The Company recognizes as a component of other comprehensive income, net of taxes, the gains or losses and prior service costs that arise during the year but are not recognized as a component of net periodic benefit cost pursuant to ASC 715. Amounts recognized in accumulated other comprehensive income, including the gains or losses and the prior services costs are adjusted as they are subsequently recognized as components of net periodic benefit costs pursuant to the recognition provisions of ASC 715.

For all of the Company’s defined pension benefit plans, the measurement date is year-end.

Share-based compensation

Share-based payment plans were first introduced by NXP Semiconductors N.V. for NXP employees in 2007 and new plans were introduced after NXP Semiconductors’ initial public offering of common shares in the United States in 2010. All plans are accounted for in accordance with the provisions of ASC 718 “Compensation—Stock Compensation” at the estimated fair value of the equity instruments measured at the grant date. For the grants issued up to August 2010 under the 2007 plans, the Company used a binomial option-pricing model to determine the estimated fair value of the options and determined the fair value of the equity rights on the basis of the estimated fair value of the Company, using a discounted cash flow technique. For grants issued since August 2010 the Company uses the Black-Scholes-Merton method. The estimated fair value of the equity instruments is recognized as compensation expense over the vesting period on a straight-line basis taking into account estimated forfeitures.

The share-based compensation plans that the Company’s employees participate in contain contingent cash settlement features upon an exit or change in control in combination with a termination of employment. The Company has concluded that the likelihood of these events occurring is remote and therefore not probable. Also, upon death or disablement the Company may offer cash settlement, but the employee or his dependents must consent. Therefore, the Company has concluded that the requirement in ASC 718 that share options and restricted shares that have contingent cash settlement features that are outside the control of the employee, such as a change in control or the death or disability of an employee, to be accounted for as liabilities rather than equity if the contingent event is probable of occurring, is not applicable to the Company. However, if it is determined that vested share-based payment rights will become cash settled such instruments will be recorded as liabilities at fair value at the date of such event.

During 2009, NXP Semiconductors N.V. executed an option exchange program for options granted in 2007, 2008 and 2009 which were estimated to be deeply out of the money. Under this option exchange program, options with new exercise prices, different volumes and—in certain cases—revised vesting schedules were granted to eligible individuals, in exchange for their owned options. By accepting the new options, all options (vested and unvested) owned by the eligible individuals were cancelled. As of May 2009 until August 2010, options were granted to eligible individuals under the revised stock option program. In accordance with the provisions of ASC 718 the unrecognized portion of the compensation costs of the cancelled options continues to be recognized over their remaining requisite vesting period. For the replacement options the compensation costs are determined as the difference between the fair value of the cancelled options immediately before the grant date of the replacement option and the fair value of these replacement options at the grant date. This compensation cost will be recognized in accordance with the vesting schedule over the remaining vesting period. Since November 2010, following NXP Semiconductors N.V. becoming a listed company, new option programs and share programs were launched in addition to the option program and equity rights program launched before November 2010.

Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from stockholder’s equity, net of any tax effects.

When NXP buys its own shares, the amount of the consideration paid, including directly attributable costs, net of any tax effects, is recognized as a deduction from stockholder’s equity under treasury stock. Any gain on the subsequent sale or reissuance of treasury stock is recognized directly in stockholder’s equity on the line item capital in excess of par value. Losses are also recognized in that line item in as far as gains from previous sales are included therein. Otherwise, losses are charged to retained earnings/accumulated deficit.

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

Concentration of risk

The Company’s revenue is for a large part dependent on a limited number of customers, none of which individually exceeds 10% of total revenue. Furthermore, the Company is using outside suppliers or foundries for a portion of its manufacturing capacity.

We have operations in Europe and Asia subject to collective bargaining agreements which could pose a risk to the Company in the near term but we do not expect that our operations will be disrupted if such is the case.

Accounting standards adopted in 2011

The following accounting pronouncements that are relevant to the Company became effective in 2011 and were adopted by the Company.

•	Accounting Standards Update No. 2009-13 “Revenue Recognition (ASC 605). Multiple-Deliverable Revenue Arrangements; a consensus of the FASB Emerging Issues Task Force”

ASU 2009-13, issued in October 2009, changes the guidance regarding revenue recognition for multiple-element arrangement and relaxes some of the earlier requirements. Since NXP is not typically involved in these types of arrangements the impact is insignificant. The new guidance became effective prospectively for the Company for arrangements entered into or materially modified beginning January 1, 2011.

•	ASU No. 2010-17 “Revenue Recognition-Milestone Method (ASC 605). A consensus of the FASB Emerging Issues Task Force”

The ASU specifically affects vendors that provide research or development deliverables in arrangements in which one or more payments are contingent upon achieving uncertain future events or circumstances.

Although NXP is involved in these types of arrangements, the revenue from these arrangements is not material. Therefore this ASU is not expected to have a significant effect on the Company’s financial statements. The ASU became effective for NXP as of July, 2010.

•	ASU No. 2009-14 “Software. Certain Revenue Arrangements That Include Software Elements”

This update is effective for the Company beginning January 1, 2011. The Company adopted the accounting guidance as of its effective date. The ASU has no significant effect on the financial statements.

•

ASU No. 2010-28 “Intangibles-Goodwill and Other (Topic 350). When to perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts, a consensus of the FASB Emerging Issues Task Force”

The ASU became effective for NXP on January 1, 2011 but has no retroactive effects. On a prospective basis, if a reporting unit of NXP (a segment) has a zero or negative carrying value, we should consider factors that would otherwise indicate a possible impairment situation. The Company adopted the accounting guidance as of its effective date.

•	ASU No. 2010-29 “Business Combinations (Topic 805). Disclosure of Supplementary Pro Forma Information for Business Combinations, a consensus of the FASB Emerging Issues Task Force”

The amendments became effective prospectively for NXP on January 1, 2011 but have no immediate effect.

•	ASU No. 2011-09 “Compensation – Retirement Benefits – Multiemployer Plans (Subtopic 715-80). Disclosures about an Employer’s Participation in a Multiemployer Plan”

On September 21, 2011 the FASB issued ASU 2011-09. This update requires that employers provide additional separate disclosures for multiemployer pension plans and multiemployer other postretirement benefit plans.

The current recognition and measurement guidance for an employer’s participation in a multiemployer plan is unchanged by these amendments. For NXP this ASU became effective in 2011 and is to be applied retrospectively. The number of significant multiemployer plans is limited to one plan in the Netherlands for which we have disclosed the publicly available quantitative information.

New standards to be adopted after 2011

The FASB issued several pronouncements, of which the following are to various degrees of relevance to the Company and which were not yet effective in 2011.

•	ASU No. 2011-04 “Fair Value Measurement (Topic 820). Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”

In May 2011 the FASB issued ASU 2011-04, which provides guidance about fair value measurements and related disclosures.

The new guidance changes some fair value measurement principles and disclosure requirements. The key changes to U.S. GAAP that could potentially impact NXP are:

–

The new guidance states that the concepts of highest and best use and valuation premise are only relevant when measuring the fair value of non-financial assets (that is, it does not apply to financial assets or any liabilities).

–

The new guidance extends the prohibition on using a blockage factor to all fair value measurements. Premiums or discounts related to size as a characteristic of the entity’s holding (that is, a blockage factor) instead of as a characteristic of the asset or liability (for example, a control premium), are not permitted.

–	The new guidance does not apply to instruments issued as share-based compensation.

–

The most significant change in disclosures requires for recurring Level 3 fair value measurements, to disclose quantitative information about unobservable inputs used, a description of the valuation processes used by the entity, and a qualitative discussion about the sensitivity of the measurements. New disclosures are required about the level in the fair value hierarchy of assets and liabilities not recorded at fair value but where fair value is disclosed.

–

The ASU becomes effective for NXP as from January 1, 2012. It is not expected to have a significant impact on the Company’s fair value measurements. The disclosure requirements will result in more extensive disclosures about valuation processes and sensitivity analysis.

•

ASU No. 2011-05 “Comprehensive Income (Topic 220). Presentation of Comprehensive Income” and ASU No. 2011-12 “Comprehensive Income (Topic 220). Deferral of the Effective date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05”

ASU 2011-05 requires presenting comprehensive income either in one single statement of comprehensive income or in 2 consecutive statements. The latter is currently the presentation manner of NXP.

The FASB issued ASU 2011-12 in December 2011, which deferred certain requirements of ASU No. 2011-05. These amendments are being made to allow the FASB time to re-deliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income for all periods presented. The new guidance is to be applied retrospectively.

ASU 2011-05 does not provide new requirements for the components of other comprehensive income or other accounting-related matters. The ASUs become effective for NXP beginning January 1, 2012.

•	ASU No. 2011-08 “Intangibles – Goodwill and Other (Topic 350). Testing Goodwill for Impairment”

Under the amendments in this Update, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. The update becomes effective for NXP on January 1, 2012 but is not expected to have a significant impact.

•	ASU No. 2011-11 “Balance Sheet (Topic 210). Disclosures about Offsetting Assets and Liabilities”

ASU 2011-11 was issued by the FASB in December 2011 with an effective date for NXP of January 1, 2013 and requiring retrospective application to prior periods reported in the filings.

The ASU primarily requires more extensive disclosures about financial assets and financial liabilities that have been offset in the statement of financial position or that were allowed to be offset but for which the Company made an accounting policy choice not to offset. The disclosures are either by type of financial asset and financial liability or by counterparty. The offsetting conditions were not changed by the ASU. The Company is in the process of evaluating the impact of adopting ASU No. 2011-11 on its disclosures.

3 Discontinued operations

On July 4, 2011, we sold our Sound Solutions business (formerly included in our Standard Products segment) to Knowles Electronics, LLC (“Knowles Electronics”), an affiliate of Dover Corporation for $855 million in cash. The transaction resulted in a gain of $414 million, net of post-closing settlements, transaction-related costs, including working capital settlements, cash divested and taxes, which is included in income from discontinued operations. In relation to the other costs of this disposal, liabilities are included in the accrued liabilities and provisions for continuing operations. Cash payments related to these liabilities will be reported as cash flows from discontinued operations. The consolidated financial statements have been reclassified for all periods presented to reflect the Sound Solutions business as a discontinued operation.

The following table summarizes the results of the Sound Solutions business included in the consolidated statements of income as discontinued operations for 2009, 2010 and 2011 (for the period up to divestment on July 4, 2011):

	2009	2010	2011
Revenue	324	354	140
Costs and expenses	(285)	(283)	(116)

Income attributable to discontinued operations	39	71	24
Provision for income taxes	(7)	(12)	(4)

Income attributable to discontinued operations, net of taxes, before disposal	32	59	20

Gain on disposal of discontinued operations (net of taxes)	—	—	414

Income from discontinued operations after disposal	32	59	434

The following table shows the components of the gain on the disposal of our Sound Solution business, net of taxes, as included in income attributable to discontinued operations:

2011
Consideration gross	855
Transaction-related costs, incl. working capital settlements	(31)
Cash divested	(8)

Consideration net	816

Carrying value of net assets disposed	(329)
Other costs of disposal	(69)

Gain on disposal before taxes	418

Provision for income taxes	(4)

Gain on disposal net of taxes	414

Following the disposal of our Sound Solutions business, the Company recorded conditional liabilities, mainly for prepaid R&D services amounting to $17 million and $45 million for earn-out arrangements, depending on the achievement of 2011 milestones related to certain financial performance parameters.

The following table presents the assets and liabilities held for sale of the Sound Solutions business, classified as discontinued operations, in the consolidated balance sheet as at December 31, 2010:

2010
Cash and cash equivalents	10
Amounts receivables	78
Inventories	19
Other current assets	3

Total current assets	110

Property, plant and equipment	27
Intangible assets excluding goodwill	53
Goodwill	178
Other non-current assets	8

Total non-current assets	266

Total assets of discontinued operations	376

Accounts payable	30
Short-term provisions	1
Accrued liabilities	28
Other current liabilities	1

Total current liabilities	60

Long-term provisions	20

Total non-current liabilities	20

Total liabilities of discontinued operations	80

4 Information by segment and main country

NXP is organized into three reportable segments in compliance with ASC 280 “Segment Reporting”.

NXP has two market-oriented business segments, High Performance Mixed Signal (“HPMS”) and Standard Products (“SP,”) and one other reportable segment, Manufacturing Operations. Items under Corporate and Other in this annual report represent the remaining portion of our former Corporate and Other segment to reconcile to the consolidated financial statements along with the Divested Home activities, which were divested in 2010.

Our HPMS business segment delivers High Performance Mixed Signal solutions to our customers to satisfy their system and sub-systems needs across eight application areas: automotive, identification, mobile, consumer, computing, wireless infrastructure, lighting and industrial.

Our SP business segment offers standard products for use across many application markets, as well as application-specific standard products predominantly used in application areas such as mobile handsets, computing, consumer and automotive.

Our manufacturing operations are conducted through a combination of wholly owned manufacturing facilities, manufacturing facilities operated jointly with other semiconductor companies and third-party foundries and assembly and test subcontractors, which together form our Manufacturing Operations segment. While the main function of our Manufacturing Operations segment is to supply products to our HPMS and SP segments, revenue and costs in this segment are to a large extent derived from revenue of wafer foundry and packaging services to our divested businesses in order to support their separation and, on a limited basis, their ongoing operations. As these divested businesses develop or acquire their own foundry and packaging capabilities, our revenue from these sources declines.

Corporate and Other includes unallocated research expenses not related to any specific business segment, corporate restructuring charges and other expenses, as well as operations not included in our two business segments, such as manufacturing, marketing and selling of can tuners through our joint venture NuTune Singapore Pte. Ltd. (“NuTune”), which was sold on December 14, 2010 and software solutions for mobile phones “NXP Software” business. Revenue recorded in Corporate and Other is primarily generated from the NXP Software business.

On February 8, 2010, our wholly-owned subsidiary, NXP B.V., divested a major portion of our former Home segment to Trident Microsystems, Inc. (“Trident”). For the periods up to divestment on February 8, 2010, the results of the divested operations are presented in our consolidated accounts separately under “Divested Home Activities”. The continuing business of the former Home segment not divested has been regrouped into High Performance Mixed Signal and Corporate and Other. All previous periods have been restated accordingly.

Detailed information by segment for the years 2011, 2010 and 2009 is presented in the following tables.

Segments	Revenue	Research and development expenses	Operating income (loss)	Operating income (loss) as a % of revenue	Results relating to equity-accounted investees
2011
HPMS	2,906	554	339	11.7	—
SP	925	37	141	15.2	—
Manufacturing Operations (1)	316	—	(60)	(19.0)	—
Corporate and Other (2)	47	44	(63)	N.M.	(77)

	4,194	635	357	8.5	(77)
2010
HPMS	2,846	454	387	13.6	—
SP	848	32	91	10.7	—
Manufacturing Operations (1)	525	18	(57)	(10.9)	—
Corporate and Other (2)	136	48	(117)	N.M.	(86)
Divested Home activities	47	16	(31)	(66.0)	—

	4,402	568	273	6.2	(86)
2009
HPMS	2,011	413	(187)	(9.3)	(2)
SP	567	35	(120)	(21.2)	—
Manufacturing Operations (1)	324	12	(175)	(54.0)	—
Corporate and Other (2)	165	65	(188)	N.M.	76
Divested Home activities	452	239	(261)	(57.7)	—

	3,519	764	(931)	(26.5)	74

(1)

For the year ended December 31, 2011 Manufacturing Operations supplied $1,127 million (2010: 1,235 million; 2009: $1,087 million) to other segments, which have been eliminated in the consolidated results.

(2)	Corporate and Other is not a segment under ASC “Segment Reporting”.

N.M. Not meaningful

Certain assets of the Company have been used jointly or managed at Corporate level. Arithmetical allocation of these assets to the various businesses is not deemed to be meaningful and as such total assets by segment has been omitted. Instead, inventories per segments are included.

Segments	Inventories	Long-lived1) assets	Total liabilities excl. debt	Gross capital expenditures property, plant and equipment	Depreciation property, plant and equipment(2)
2011
HPMS	340	2,390	258	14	13
SP	161	760	152	17	41
Manufacturing Operations	117	1,014	489	162	179
Corporate and Other (3)	—	301	557	28	57

	618	4,465	1,456	221	290
2010
HPMS	240	2,670	313	15	13
SP	136	828	127	15	35
Manufacturing Operations	137	1,055	748	209	220
Corporate and Other (3)	—	396	599	19	91
Divested Home activities	—	—	—	—	—

	513	4,949	1,787	258	359
Discontinued operations			80

			1,867
2009
HPMS	249	3,023	225	15	34
SP	91	973	121	18	49
Manufacturing Operations	181	1,156	920	49	321
Corporate and Other (3)	1	454	893	9	81
Divested Home activities	—	—	2	1	—

	522	5,606	2,161	92	485
Discontinued operations			94

			2,255

(1)	Long-lived assets include property, plant and equipment, goodwill and other intangible fixed assets.
(2)	Excluding additional write down of property classified as held for sale (2010: $30 million).
(3)	Corporate and Other is not a segment under ASC “Segment Reporting”.

Goodwill assigned to segments	Cost at January 1, 2011	Acquisitions	Divestments	Translation differences and other changes	Cost at December 31, 2011
HPMS	1,778	—	—	7	1,785
SP	315	—	—	(10)	305
Manufacturing Operations	326	—	—	(10)	316
Corporate and Other (1)	110	—	—	(62)	48

	2,529	—	—	(75)	2,454

	Accumulated impairment at January 1, 2011	Divestments	Impairment	Translation differences and other changes	Accumulated impairment at December 31, 2011
HPMS	(142)	—	—	(33)	(175)
SP	—	—	—	—	—
Manufacturing Operations	—	—	—	—	—
Corporate and Other (1)	(88)	—	—	40	(48)

	(230)	—	—	7	(223)

(1)	Corporate and Other is not a segment under ASC “Segment Reporting”.

Main countries	Total revenue	Property, plant and equipment*)	Gross capital expenditures property, plant and equipment	Depreciation property, plant and equipment*)
2011
China	1,514	120	40	32
Netherlands	123	187	23	60
Taiwan	80	70	18	25
United States	329	9	2	3
Singapore	383	229	64	45
Germany	508	96	17	41
South Korea	216	—	—	—
Other countries	1,041	352	57	84

	4,194	1,063	221	290
2010
China	1,496	112	33	31
Netherlands	126	232	12	98
Taiwan	115	81	29	25
United States	337	34	4	6
Singapore	480	210	62	53
Germany	434	109	19	30
South Korea	202	—	—	—
Other countries	1,212	386	99	116

	4,402	1,164	258	359
2009
China	1,106	113	7	34
Netherlands	108	345	21	76
Taiwan	120	71	5	20
United States	261	41	1	90
Singapore	411	204	9	84
Germany	303	166	18	76
South Korea	182	—	—	—
Other countries	1,028	388	31	105

	3,519	1,328	92	485

*)	Information by country has been reclassified for all periods presented to reflect the removal of complexities associated with step-ups from acquisition accounting.

5 Acquisitions and divestments

2011

On July 4, 2011, we sold our Sound Solutions business (formerly included in our Standard Products segment) to Knowles Electronics, LLC (“Knowles Electronics”), an affiliate of Dover Corporation for $855 million in cash. The transaction resulted in a gain of $414 million, net of post-closing settlements, transaction-related costs, including working capital settlements, cash divested and taxes, which is included in income from discontinued operations. In relation to the other costs of this disposal, liabilities are included in the accrued liabilities and provisions for continuing operations. Cash payments related to these liabilities will be reported as cash flows from discontinued operations. The consolidated financial statements have been reclassified for all periods presented to reflect the Sound Solutions business as a discontinued operation.

2010

On December 14, 2010, we sold our joint venture (55% shareholding) NuTune, formed in June 2008 with Technicolor, to combine NXP’s and Technicolor’s can tuner module operations, to affiliates of AIAC (American Industrial Acquisition Corporation). As a consequence, these divested operations (formerly included in Corporate and Other) were deconsolidated in our consolidated balance sheet as at December 31, 2010. The results of the divested business until the date of transaction, December 14, 2010, remain included in our consolidated statements of operations and cash flows for all previous years presented under Corporate and Other.

In September 2010 we sold all of the Virage Logic’s shares we held.

On July 26, 2010, we acquired 100% ownership of Jennic Ltd., a leading developer of low power RF solutions for wireless applications in smart energy, environment, logistics and consumer markets, for a consideration of approximately $8 million plus up to $8 million in additional contingent consideration over the next two years. In 2011, no additional payments were made and the additional contingent consideration has been canceled. As from the acquisition date it is consolidated within the segment HPMS.

On February 8, 2010, the Company sold its digital television and set-top-box business to Trident Microsystems, Inc., at that time publicly listed on the NASDAQ in the United States. As of December 31, 2009, NXP had reclassified the assets and liabilities associated with this business as assets and liabilities held-for-sale on its consolidated balance sheet. These assets and liabilities held-for-sale were measured at fair value less cost to sell and resulted in an impairment loss of $69 million recorded in 2009 (see note 14 “Assets and liabilities held-for-sale” for additional information).

The above transaction consisted of the sale of our television systems and set-top-box business lines, together with an additional net payment of $54 million (of which $7 million was paid subsequent to the closing date) to Trident, for a 60% shareholding in Trident valued at $177 million, based on the quoted market price at the transaction date and included in our balance sheet as “Investments in equity accounted investees”. The transaction resulted in a net loss of $26 million and is reported under other income (expense) in 2010.

After the acquisition, our shareholding was diluted as a result of Trident’s issuance of share capital. At December 31, 2011, we own 57% of the outstanding stock of Trident, with a 30% voting interest in participatory rights and a 57% voting interest for certain protective rights only. Considering the terms and conditions agreed to between the parties, we account for our investment in Trident under the equity method. On January 4, 2012, Trident filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code and was subsequently delisted from the NASDAQ.

As a result of retaining the 57% interest in Trident this transaction did not result in reporting the asset group as discontinued operations.

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

In 2009 no acquisition transactions occurred.

6 Operating income (loss)

For information related to revenue and operating income on a business and geographical basis, see note 4, “Information by segment and main country”, of this Annual Report.

Revenue composition

	2009	2010	2011
Goods	3,513	4,392	4,170
Patents and licenses	6	10	24

	3,519	4,402	4,194

Salaries and wages

	2009	2010	2011
Salaries and wages	1,276	1,084	1,139
Pension and other postemployment costs	78	84	91
Other social security and similar charges:
- Required by law	138	115	117
- Voluntary	13	11	10

	1,505	1,294	1,357

Salaries and wages in 2011 include $66 million (2010: $5 million; 2009: $101 million) relating to restructuring charges. Pension and other postemployment costs include the costs of pension benefits, other postretirement benefits, and postemployment benefits.

Depreciation, amortization and impairment

Depreciation and amortization, including impairment charges, are as follows:

	2009	2010	2011
Depreciation of property, plant and equipment	485	359	290
Write-down of assets held for sale	5	30	—
Amortization of internal use software	26	14	10
Amortization of other intangible assets	302	281	291
Impairment of assets held for sale	69	—	—

	887	684	591

Depreciation of property, plant and equipment in 2011 includes an additional write-off in connection with the retirement of property, plant and equipment amounting to $1 million (2010: $7 million; 2009: $25 million). Depreciation of property, plant and equipment resulting from the acquisition accounting amounting to $10 million (2010: $21 million; 2009: $69 million) is also included. Furthermore, depreciation of property, plant and equipment in 2011 includes $6 million relating to write-downs and impairment charges (2010: $21 million; 2009: $67 million). The 2010 write-downs related to additional depreciation of our ICN5 and ICN6 wafer fabs in Nijmegen, the Netherlands.

In 2010 a write-down of $30 million (2009: $5 million) for real estate and other property has been recognized as a result of classifying certain tangible fixed assets as held-for-sale, following the effects of the Redesign Program upon which a number of activities were closed or are in the process of being closed. See note 14, “Assets and liabilities held-for-sale” for additional information.

In 2009 impairment charges for assets held for sale ($69 million) are related to the Trident assets held for sale. See note 14, “Assets and liabilities held-for-sale” for additional information.

Included in the amortization of other intangible assets in 2011 is the amortization of other intangible assets resulting from acquisition accounting of $291 million (2010: $281 million; 2009: $302 million).

Depreciation of property, plant and equipment and amortization of software are primarily included in cost of revenue. Amortization and impairment of intangible assets are primarily reported in the General and Administrative expenses.

Foreign exchange differences

In 2011, cost of revenue included foreign exchange differences amounting to a gain of $9 million (2010: a loss of $20 million; 2009: a loss of $29 million).

Rent

Rent expense amounted to $51 million in 2011 (2010: $60 million; 2009: $63 million).

Research and development expenses

Expenditures for research and development activities amounted to $635 million in 2011 (2010: $568 million; 2009: $764 million).

For information related to research and development expenses on a segment basis, see note 4, “Information by segment and main country”.

Selling expenses

Selling expenses incurred in 2011 totaled $285 million (2010: $265 million; 2009: $271 million). Included are shipping and handling costs of $1 million (2010: $1 million; 2009: $1 million).

The selling expenses mainly relate to the cost of the sales and marketing organization. This primarily consists of account management, marketing, first and second line support, and order desk.

General and administrative expenses

General and administrative expenses include the costs related to management and staff departments in the corporate center, business segments and business lines, amounting to $633 million in 2011 (2010: $701 million; 2009: $712 million).

Other income and expense

Other income and expense consists of the following:

	2009	2010	2011
Result on disposal of properties:
- income	12	8	8
- expense	(3)	—	(18)
Result on disposal of businesses:
- income	22	—	—
- expense	(45)	(37)	—
Result on other items:
- income	8	19	17
- expense	(7)	(6)	(3)

Total other income	42	27	25
Total other expense	(55)	(43)	(21)

Total other income (expense)	(13)	(16)	4

In 2011, the result on disposal of properties mainly related to the sale of land and buildings in San Jose, USA (a loss of $17 million) and the sale of equipment in Nijmegen, the Netherlands (a gain of $5 million). Furthermore, the sale of a building in Southampton, UK, which was classified as assets held for sale, resulted in a gain of $2 million. In 2010, the result on disposal of properties mainly related to the sale of a building in Hamburg, Germany ($5 million), which was classified as assets held for sale. In 2009, the result on disposal of properties mainly related to the sale of equipment in Fishkill, USA ($5 million) and the sale of land in Laguna, Philippines ($3 million).

In 2011, no results on disposal of businesses were recorded. In 2010, the result on disposal of businesses mainly related to the divestment of Trident (loss $26 million) and the divestment of NuTune (loss $7 million). In 2009 the result on disposal of businesses related to various smaller items with regard to businesses sold in previous years.

The remaining income consists of various smaller items for all periods reported.

7 Restructuring charges

The most significant projects for restructuring in 2011

In 2011 NXP undertook restructuring actions which include:

•	the future closure of ICN 4 wafer fabrication facilities in Nijmegen, the Netherlands.

•	actions to lower headcount, primarily in locations within Europe.

The 2011 restructuring actions are separate from the Redesign Program.

Furthermore, it has been decided that the closure of the ICN 6 wafer fabrication facilities in Nijmegen will be closed ultimately in 2013.

The most significant projects for restructuring in 2010

There were no new restructuring projects in 2010. In 2010 the restructuring charges mainly related to the divestment of a major portion of our former Home business.

The most significant projects for restructuring in 2009

In 2009 the restructuring charges mainly related to the ongoing Redesign Program of the Company being:

•	the closure of the “ICN 6” part of the facility in Nijmegen;

•	the effects of the transaction with Trident;

•	the Fit for Future Program.

Furthermore, a reduction in support functions at the Corporate Center is part of the Redesign Program as a consequence of the downsizing of the Company.

The following table presents the changes in the position of restructuring liabilities in 2011 by segment:

	Balance January 1, 2011	Additions	Utilized	Released	Other changes(1)	Balance December 31, 2011
HPMS	24	43	(3)	(2)	(3)	59
SP	1	4	(1)	—	—	4
Manufacturing Operations	44	11	(30)	(3)	(2)	20
Corporate and Other	28	8	(20)	(3)	3	16

	97	66	(54)	(8)	(2)	99

(1)	Other changes primarily related to translation differences.

The total restructuring liability as of December 31, 2011 of $99 million is classified in the balance sheet under provisions for $97 million (short-term: $45 million; long-term: $52 million) and under accrued liabilities for $2 million.

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

The 2010 additions to restructuring liabilities of $7 million mainly related to the divestment of a major portion of our former Home business. The 2009 additions of $112 million to the restructuring liabilities were mainly related to the ongoing Redesign Program of the Company, which was initiated in September 2008.

Releases of restructuring liabilities of $8 million were recorded in 2011 (2010: $40 million; 2009: $92 million), primarily attributable to a reduction of Redesign Program related severance payments due to attrition and employees that were transferred to other positions in NXP, who were originally expected to be laid off.

The additions to the restructuring liabilities, less releases, in 2011, 2010 and 2009 by segment were as follows:

	2009	2010	2011
HPMS	44	(15)	41
SP	7	(3)	4
Manufacturing Operations	(56)	(3)	8
Corporate and Other	8	(17)	5
Divested Home activities	17	5	—

	20	(33)	58

The utilization of the restructuring liabilities mainly reflects the realization of the ongoing Redesign Program of the Company initiated in earlier years.

The components of restructuring charges less releases recorded in the liabilities in 2011, 2010 and 2009 are as follows:

	2009	2010	2011
Personnel lay-off costs	101	5	66
Write-down of assets	4	2	—
Other restructuring costs	7	—	—
Release of provisions/accruals	(92)	(40)	(8)

Net restructuring charges	20	(33)	58

The restructuring charges less releases recorded in operating income are included in the following line items in the statement of operations:

	2009	2010	2011
Cost of revenue	(46)	(14)	24
Selling expenses	11	(2)	—
General and administrative expenses	3	(8)	15
Research & development expenses	52	(9)	19

Net restructuring charges	20	(33)	58

In addition, restructuring related costs (excluding product transfers) amounting to $32 million were directly charged to operating income in 2011 (2010: $53 million; 2009:$83 million), and included in the following line items:

	2009	2010	2011
Cost of revenue	41	26	13
General and administrative expenses	33	30	16
Research & development expenses	9	2	3
Other income and expenses	—	(5)	—

	83	53	32

The details by segment were as follows:

	2009	2010	2011
HPMS	9	—	2
SP	2	4	2
Manufacturing Operations	13	23	4
Corporate and Other	57	27	24
Divested Home activities	2	(1)	—

	83	53	32

In total, restructuring charges less releases and restructuring related costs charged to operating income for 2011 amounted to $90 million (2010: $20 million; 2009: $103 million). The costs related to the Redesign Program amounted to $29 million ($15 million additions to provisions, $8 million release of provisions and $22 million costs directly charged to operating income).

Since the beginning of the Redesign Program in September 2008, a net amount (including releases) of $746 million for restructuring and restructuring related costs has been charged to the statement of operations including $152 million for the three year period ending December 31, 2011.

The details of the cumulative charges are as follows:

	2009	2010	2011
Personnel lay-off costs	633	691	723
Write-down of assets	40	42	43
Other restructuring costs	132	132	136
Release of provisions/accruals	(108)	(148)	(156)

	697	717	746

8 Financial income and expense

	2009	2010	2011
Interest income	4	2	5
Interest expense	(363)	(320)	(312)

Total interest expense, net	(359)	(318)	(307)
Net gain (loss) on extinguishment of debt	1,020	57	(32)
Sale of securities and other financial assets	(4)	8	—
Foreign exchange rate results	39	(331)	128
Miscellaneous financing costs/income, net	(14)	(44)	(46)

Total other financial income and expense	1,041	(310)	50

Total	682	(628)	(257)

In 2011, interest expense, net, of $307 million (2010: $318 million; 2009: $359 million) was mainly related to the interest expense on the euro-denominated and U.S. dollar-denominated notes. The lower interest expense in 2011 resulted from the bond exchanges and repurchases and from the repayment of the revolving credit facility.

Furthermore in 2011, a net loss on extinguishment of debt of $32 million (2010: a gain of $57 million) was recorded in connection with the various bond exchange and repurchase offers. In 2009, a gain on debt extinguishment of $1,020 million, net of a write-down of $25 million related to the capitalized initial bond issuance costs, was recorded in this respect. See note 28 “Long-term debt”.

Included in the sale of securities and other financial assets is the sale of Virage shares in 2010 (a gain of $7 million) and the sale of the DSPG shares in 2009, which resulted in a loss of $4 million.

In 2011 foreign exchange results amounted to a gain of $128 million (2010: a loss of $331 million; 2009: a gain of $39 million) and are composed of the following exchange rate fluctuations:

•

the remeasurement of the U.S. dollar-denominated notes and short-term loans, which reside in a euro functional currency entity, a gain of $124 million (2010: a loss of $307 million; 2009: a gain of $38 million);

•	intercompany financing resulting in a loss of $7 million (2010: a gain of $16 million; 2009: a loss of $5 million);

•	the Company’s foreign currency cash and cash equivalents resulting in a gain of $10 million (2010: a loss of $43 million; 2009: a loss of $2 million);

•	foreign currency contracts resulting in a gain of $1 million (2010: a gain of $2 million; 2009: a gain of $2 million);

•	remaining items, no material results in 2011 (2010: a gain of $1 million; 2009: a gain of $6 million).

Included in miscellaneous financing costs in 2011 is the amortization of capitalized fees (relating to the issuance of the euro/U.S. dollar-denominated notes) amounting to $27 million (2010: $31 million; 2009: $14 million). Also included is interest on capital lease obligations of $10 million (2010: $13 million; 2009: nil).

The Company has applied net investment hedging since May, 2011. The U.S. dollar exposure of the net investment in U.S. dollar functional currency subsidiaries of $1.7 billion has been hedged by our U.S. dollar-denominated notes. As a result in 2011 a charge of $203 million was recorded in other comprehensive income, relating to the foreign currency result on the U.S. dollar-denominated notes that are recorded in a euro functional currency entity. Absent the application of net investment hedging this amount would have been recorded as a loss within financial income (expense) in the statement of operations. No amounts resulting from ineffectiveness of net investment hedge accounting were recognized in the statement of operations in 2011.

9 Benefit (provision) for income taxes

In 2011, NXP generated a profit before income taxes of $100 million (2010: loss of $355 million; 2009: loss of $249 million). The components of profit (loss) before income taxes are as follows:

	2009	2010	2011
Netherlands	81	(490)	(27)
Foreign	(330)	135	127

	(249)	(355)	100

The components of the provision for income taxes are as follows:

	000000	000000	000000
	2009	2010	2011
Netherlands:
Current taxes	(18)	(12)	(3)
Deferred taxes	(58)	3	(10)

	(76)	(9)	(13)
Foreign:
Current taxes	(11)	(40)	(29)
Deferred taxes	77	25	21

	66	(15)	(8)

Income tax benefit (expense)	(10)	(24)	(21)

A reconciliation of the statutory income tax rate in the Netherlands as a percentage of income (loss) before income taxes and the effective income tax rate is as follows:

	2009	2010	2011
Statutory income tax in the Netherlands	25.5	25.5	25.0
Rate differential local statutory rates versus statutory rate of the Netherlands	(1.1)	1.6	(15.7)
Changes in the valuation allowance:
New tax loss carryforwards, tax credits and temporary differences not expected to be realized	(19.5)	(16.7)	12.7
Prior year adjustments	6.9	(1.6)	(2.0)
Non-taxable income	0.5	0.7	(10.8)
Non-tax-deductible expenses/losses	(9.2)	(12.3)	19.6
Other taxes and tax rate changes	(1.8)	0.1	(1.0)
Withholding taxes	(7.9)	(4.1)	6.9
Unrecognized tax benefits	(0.2)	(2.5)	(1.0)
Tax incentives and other	2.8	2.5	(12.7)

Effective tax rate	(4.0)%	(6.8)%	21.0%

We currently benefit from income tax holiday incentives in certain jurisdictions which provide that we pay reduced income taxes in those jurisdictions for a fixed period of time that varies depending on the jurisdiction. The income tax holiday of one of our subsidiaries is expected to expire at the end of 2016 (however, we do expect to be able to extend this holiday for another 5 years). The related tax benefit (13.2%) is recorded above within tax incentives and other.

Deferred tax assets and liabilities

The principal components of deferred tax assets and liabilities are presented below:

	000000	000000	000000	000000
	2010		2011
	Assets	Liabilities	Assets	Liabilities
Intangible assets	49	(317)	22	(245)
Property, plant and equipment	43	(47)	25	(28)
Inventories	1	—	1	—
Receivables	1	(2)	—	(13)
Other assets	2	—	—	(4)
Provisions:
Pensions	37	(1)	27	(2)
Restructuring	20	—	23	—
Other	12	(5)	7	—
Long-term debt	2	(81)	—	(22)
Undistributed earnings of foreign subsidiaries	—	(24)	—	(27)
Other liabilities	20	(10)	20	(1)
Tax loss carryforwards (including tax credit carryforwards)	713	—	694	—

Total gross deferred tax assets (liabilities)	900	(487)	819	(342)

Net deferred tax position	413		477
Valuation allowances	(482)		(545)

Net deferred tax assets (liabilities)	(69)		(68)

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

The valuation allowance increased by $63 million during 2011. The valuation allowance decreased by $146 million during 2010, of this decrease, $135 million was offset by a corresponding decrease in the deferred tax assets for tax loss carryforwards.

When the Company’s operating performance improves on a sustained basis, our conclusion regarding the need for such valuation allowance could change.

Subsequently recognized tax benefits related to the valuation allowance for deferred tax assets as of December 31, 2011, will be allocated as follows: $538 million of income tax benefit that would be reported in the consolidated statement of comprehensive income, $7 million to additional paid-in capital.

After the recognition of the valuation allowance against deferred tax assets, a net deferred tax liability remains of $68 million at December 31, 2011 (2010: $69 million). This net deferred tax liability relates to certain taxable temporary differences reversing outside the tax loss carryforward periods, deferred tax liabilities recorded for profitable entities and deferred tax liabilities for withholding taxes on undistributed earnings of foreign subsidiaries.

At December 31, 2011 tax loss carryforwards of $2,699 million will expire as follows:

Total	2012	2013	2014	2015	2016	2017-2021	later	unlimited
2,699	2	1	5	320	737	668	159	807

The Company also has tax credit carryforwards of $90 million, which are available to offset future tax, if any, and which will expire as follows:

Total	2012	2013	2014	2015	2016	2017-2021	later	unlimited
90	—	—	—	—	—	—	11	79

The classification of the deferred tax assets and liabilities in the Company’s consolidated balance sheets is as follows:

	000000	000000
	2010	2011
Deferred tax assets within other current assets	9	5
Deferred tax assets within other non-current assets	30	19
Deferred tax liabilities within short-term provisions	(2)	(1)
Deferred tax liabilities within long-term provisions	(106)	(91)

	(69)	(68)

The net income tax payable (excluding the liability for unrecognized tax benefits) as of December 31, 2011 amounted to $33 million (2010: $5 million receivable) and includes amounts directly payable to or receivable from tax authorities.

As from 2009 the Company intends to repatriate the undistributed earnings of subsidiaries. Consequently, the Company has recognized a deferred income tax liability of $27 million at December 31, 2011 (2010: $24 million) for the additional withholding taxes payable upon the future remittances of these earnings of foreign subsidiaries.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	000000	000000	000000
	2009	2010	2011
Balance as of January 1,	50	52	195
Increases from tax positions taken during prior periods	5	10	—
Decreases from tax positions taken during prior periods	(1)	(7)	(12)
Increases from tax positions taken during current period	9	140	10
Decreases relating to settlements with the tax authorities	(11)	—	(24)

Balance as of December 31,	52	195	169

Of the total unrecognized tax benefits at December 31, 2011, $138 million, if recognized, would not impact the effective tax rate as this amount would be offset by compensating adjustments in the Company’s deferred tax assets that would be subject to valuation allowance based on conditions existing at the reporting date. All other unrecognized tax benefits, if recognized, would affect the effective tax rate.

The Company classifies interest related to unrecognized tax benefits as financial expense and penalties as income tax expense. The total related interest and penalties recorded during the year 2011 amounted to $3 million (2010: $5 million; 2009: $2 million). As of December 31, 2011 the Company has recognized a liability for related interest and penalties of $8 million (2010: $11 million; 2009: $6 million). It is reasonably possible that the total amount of unrecognized tax benefits may significantly increase/decrease within the next 12 months of the reporting date due to, for example, completion of tax examinations; however, an estimate of the range of reasonably possible change cannot be made other than for one jurisdiction where approximately $5 million of unrecognized tax benefits will decrease in the next 12 months as a result of settlement of tax examinations, although this is not expected to impact income tax expense or the effective tax rate.

Tax years that remain subject to examination by major tax jurisdictions (mainly related to the Netherlands, Germany, USA, China, Taiwan, Thailand and the Philippines) are 2007, 2008, 2009, 2010 and 2011.

10 Investments in equity-accounted investees

Results relating to equity-accounted investees

	0000000	0000000	0000000
	2009	2010	2011
Company’s share in income (loss)	—	(86)	(77)
Gain on sale of shares	74	—	—

	74	(86)	(77)

Company’s share in income (loss)

	000000	000000	000000
	2009	2010	2011
Trident	—	(94)	(82)
ASMC	1	4	3
Moversa	(2)	—	—
ASEN	—	4	2
Others	1	—	—

	—	(86)	(77)

Gain on sale of shares

In 2009, the Company sold its 20% Shareholding in the ST-NXP Wireless joint venture at its carrying value, resulting in a release of translation differences, previously accounted for within shareholders equity, amounting to $72 million. Furthermore, Geotate shares were sold, resulting in a gain of $2 million.

Investments in equity-accounted investees

The changes in 2011 are as follows:

000000
Investments
Balance as of January 1	132
Changes:
Acquisitions/additions	—
Deductions	(18)
Share in income (loss)	(77)
Translation and exchange rate differences	—

Balance as of December 31	37

Deductions include non-cash deductions due to the cancelled contractual obligation for a capital contribution to ASEN.

The total carrying value of investments in equity-accounted investees is summarized as follows:

	000000	000000	000000	000000
	2010		2011
	Shareholding %	Amount	Shareholding %	Amount
Trident	59	82	57	—
ASMC	27	10	27	14
ASEN	40	40	40	23

		132		37

Investments in equity-accounted investees are included in Corporate and Other.

The fair value of NXP’s shareholding in the publicly listed company ASMC based on the quoted market price at December 31, 2011 is $16 million. In view of the Chapter 11 filing of Trident on January 4, 2012, and its subsequent delisting from NASDAQ, the fair value of NXP’s shareholding in Trident is considered to be zero.

On January 4, 2012, Trident and one of its subsidiaries, Trident Microsystems (Far East) Ltd., filed voluntary petitions under Chapter 11 of the United States Bankruptcy code, in the U.S. Bankruptcy Court for the District of Delaware. Not all of Trident’s subsidiaries have sought bankruptcy protection.

In 2011, the share in net loss of NXP’s equity accounted participation in Trident is based on the losses reported by Trident in its unaudited condensed consolidated financial information for the financial year ended December 31, 2011, which has been furnished to the SEC on a Form 8-K on March 8, 2012. Based on the equity accounting methodology used to account for NXP’s equity interest in Trident, and irrespective of the Chapter 11 filing, the carrying value of the investment on NXP’s balance sheet is written down to zero as of December 31, 2011, compared to a carrying value of $82 million as of the end of 2010.

Summarized information of equity-accounted investees

Summarized financial information on the Company’s investments in equity-accounted investees, on a combined basis, is presented below:

	000000	000000
	2010	2011
Revenue	745	545
Income (loss) before taxes	(107)	(127)
Provision for income taxes	(3)	(8)

Net income (loss)	(110)	(135)
Total share in net income (loss) of equity-accounted investees recognized in the consolidated statements of operations	(86)	(77)

	December 31, 2010	December 31, 2011
Current assets	373	275
Non-current assets	292	234

	665	509
Current liabilities	(243)	(151)
Non-current liabilities	(33)	(91)

Net asset value	389	267
Investments in equity-accounted investees included in the consolidated balance sheet	132	37

The 2011 summarized information of equity-accounted investees in the tables above includes summarized financial information of Trident based on Trident’s unaudited condensed consolidated financial information as described below.

Trident condensed consolidated financial information (unaudited)

Trident’s condensed consolidated statements of operations (unaudited) are presented below:

	For the year ended December 31,
($ in thousands)	2010	2011
Net revenues	557,198	298,349
Cost of revenues	(439,635)	(233,920)

Gross profit	117,563	64,429
Research and development expenses	(175,001)	(138,972)
Selling, general and administrative expenses	(79,161)	(65,263)
Goodwill impairment	(7,851)	—
Restructuring charges	(28,261)	(10,042)

Operating loss	(172,711)	(149,848)
Gain (loss) on investment	(303)	2,098
Gain on acquisition	43,402	—
Interest and other income (expense), net	1,819	5,089

Loss before income taxes	(127,793)	(142,661)
Provision for income taxes	(1,096)	(7,689)

Net loss	(128,889)	(150,350)

Trident’s condensed consolidated balance sheets (unaudited) are presented below:

($ in thousands)	December 31, 2010	December 31, 2011
Cash and cash equivalents	93,224	54,208
Accounts receivable, net	62,328	25,998
Accounts receivable from related parties	7,337	2,713
Inventories	23,025	12,783
Note receivable from related party	20,884	20,884
Prepaid expenses and other current assets	18,330	11,005

Total current assets	225,128	127,591
Property and equipment, net 1)	31,566	9,236
Intangible assets, net 1)	82,921	43,913
Long-term receivable from related party	1,500	—
Other assets	29,826	21,148

Total assets	370,941	201,888

Accounts payable	7,828	13,152
Accounts payable to related parties	26,818	23,395
Accrued expenses and other current liabilities	79,305	49,857
Income taxes payable	2,077	3,085

Total current liabilities	116,028	89,489
Long-term income taxes payable	25,476	23,471
Deferred income tax liabilities	200	301
Other long-term liabilities	4,933	7,878

Total liabilities	146,637	121,139
Common stock	177	183
Additional paid-in capital	434,825	441,614
Accumulated deficit	(210,698)	(361,048)

Total stockholders’ equity	224,304	80,749

Total liabilities and stockholders’ equity	(370,941)	(201,888)

1)	Trident is currently performing the necessary analysis to determine whether its long-lived assets were impaired as of
December	31, 2011.

The unaudited condensed consolidated financial information of Trident included in the tables above is extracted from Trident’s Form 8-K, which information has been furnished to the SEC on March 8, 2012. Audited 2011 consolidated financial statements of Trident are currently not available, but we do not believe such information would provide further insights into Trident’s performance relevant to NXP’s investment, considering the fact that Trident is in Chapter 11, and more specifically since we carry our investment in Trident at zero and the Company does not believe it has an obligation to provide additional funding or financing to Trident. Although Rule 3-09 of Regulation S-X would require the filing of 2011 financial statements of Trident Microsystems, Inc. with our Annual Report on Form 20-F, based on the above-mentioned arguments and in particular the fact that such financial statements are not available, the SEC has indicated not to object to the omission of these financial statements at this point in time.

For other information related to equity-accounted investees, see note 33, “Related party transactions”.

11 Non-controlling interests

The share of non-controlling interests in the results of the Company amounted to a profit of $46 million in 2011 (2010: profit of $50 million; 2009: profit of $14 million).

As of December 31, 2011, the balance of non-controlling interests totaled $212 million (2010: $233 million).

Non-controlling interests predominantly relate to the shareholding in SSMC.

12 Earnings per share

The earnings per share (EPS) data have been calculated as follows:

	000000	000000	000000
	2009	2010	2011
Income (loss) from continuing operations	(185)	(465)	2
Less: Net income (loss) attributable to non-controlling interests	14	50	46

Income (loss) from continuing operations attributable to stockholders	(199)	(515)	(44)
Income (loss) from discontinued operations attributable to stockholders	32	59	434

Net income (loss) attributable to stockholders	(167)	(456)	390
Weighted average number of shares outstanding (after deduction of treasury shares) during the year -in thousands-	215,252	229,280	248,812
Basic/Diluted EPS attributable to stockholders in $:
Income (loss) from continuing operations	(0.93)	(2.25)	(0.17)
Income (loss) from discontinued operations	0.15	0.26	1.74

Net income (loss)	(0.78)	(1.99)	1.57

1)	In 2011, 27,789,634 securities (2010: 24,350,650 securities; 2009: 19,570,435 securities) that could potentially dilute basic EPS were not included in the computation of dilutive EPS because the effect would have been anti-dilutive for the periods presented.

13 Receivables

Accounts receivable are summarized as follows:

	000000	000000
	2010	2011
Accounts receivable from third parties	383	425
Less: allowance for doubtful accounts	(6)	(4)
Accounts receivable from equity-accounted investees (net)	19	20

	396	441

Income taxes receivable current portion totaling $14 million (2010: $10 million) are included under other receivables.

The changes in allowances for doubtful accounts are as follows:

	000000	000000	000000
	2009	2010	2011
Balance as of January 1,	2	4	6
Additions charged to income	6	2	2
Deductions from allowance(1)	(2)	—	(2)
Other movements(2)	(2)	—	(2)

Balance end of period	4	6	4

(1)	Write-offs for which an allowance was previously provided
(2)	Includes the effect of translation differences and consolidation changes

14 Assets and liabilities held for sale

The following table presents the remaining major classes of assets and liabilities classified as held for sale in the consolidated balance sheets as at December 31, 2010 and 2011 related to the former business segment Home (digital television and set-top-boxes) that was sold to Trident Microsystems Inc. on February 8, 2010.

	000000	000000
	2010	2011
Inventories held for sale	39	31
Other liabilities held for sale	(21)	(21)

All assets and liabilities were transferred to Trident, except inventories which will be delivered gradually in 2012 and for which a liability was recorded for an amount of $21 million in promissory notes.

Other assets held for sale as of December 31, 2011 include real estate and other property held for sale following exits or planned exits with a carrying value of $8 million (2010: $9 million). The fair value of these assets classified as held for sale has been based on quoted broker values and is therefore a level 2 measurement.

Total assets held for sale at December 31, 2011 were $39 million (2010: $48 million) whereas the liabilities amounted to $21 million at the end of December 2011 (2010: $21 million).

15 Inventories

Inventories are summarized as follows:

	000000	000000
	2010	2011
Raw materials (1)	68	69
Work in process (1)	361	415
Finished goods	84	134

	513	618

(1)	Supplies have been reclassified from raw materials to work in process.

The portion of the finished goods stored at customer locations under consignment amounted to $15 million as of December 31, 2011 (2010: $19 million).

The amounts recorded above are net of an allowance for obsolescence.

The changes in the allowance for obsolescence are as follows:

	000000	000000	000000
	2009	2010	2011
Balance as of January 1,	83	107	86
Additions charged to income	67	44	35
Deductions from allowance	(33)	(35)	(57)
Other movements(1)	(10)	(30)	(2)

Balance as of December 31	107	86	62

1)	Includes the effect of translation differences and acquisition and divestments (referred to as consolidation changes).

16 Other current assets

Other current assets are summarized as follows:

	000000	000000
	2010	2011
Deferred tax assets	9	5
Derivative instrument assets	4	2
Capitalized unamortized fees related to the issuance of notes	12	9
Prepayments related to Electronics Design Applications (EDA) contracts	1	—
Subsidies	20	34
Prepayments IT-related	10	8
Prepaid rent	5	4
Other prepaid expenses	68	25

	129	87

17 Other non-current financial assets

The changes are as follows:

	000000	000000
	2010	2011
Balance as of January 1	35	19
Changes:
Acquisitions/additions	3	1
Sales/repayments	(21)	(3)
Valuation adjustments	3	—
Translation and exchange differences	(1)	—

Balance as of December 31	19	17

Sales/repayments in 2010 mainly relate to the sale of shares and options of the strategic alliance with Virage Logic Corporation.

The balance as of December 31, 2011, mainly consists of restricted liquid assets of $7 million and guarantee deposits of $6 million (2010: $9 million and $6 million, respectively).

18 Other non-current assets

Other non-current assets are summarized as follows:

	000000	000000
	2010	2011
Prepaid pension costs	22	39
Deferred tax assets	30	19
Capitalized unamortized fees related to the issuance of notes	50	39
Capitalized unamortized fees related to the revolving credit facility	10	10
Other	23	20

	135	127

The average amortization period of capitalized fees related to the issuance cost of notes and revolving credit facility is 5 years.

19 Property, plant and equipment

Property, plant and equipment consisted of:

	Total	Land and buildings	Machinery and installations	Other equipment	Prepayments and construction in progress	No longer productively employed
Balance as of January 1, 2011:
Cost	2,139	616	1,268	191	64	—
Accumulated depreciation	(975)	(130)	(737)	(108)	—	—

Book value	1,164	486	531	83	64	—
Changes in book value:

Reclassifications	12	—	12	—	—	—
Capital expenditures	221	—	—	—	221	—
Transfer of assets into use	—	11	203	17	(231)	—
Retirements and sales	(30)	(24)	(6)	—	—	—
Depreciation	(283)	(46)	(212)	(25)	—	—
Write-downs and impairments	(6)	(6)	—	—	—	—
Transfer to assets held for sale	(7)	(7)	—	—	—	—
Consolidation changes	—	—	—	—	—	—
Translation differences	(8)	(3)	(3)	(2)	—	—

Total changes	(101)	(75)	(6)	(10)	(10)	—

Balance as of December 31, 2011:
Cost	2,065	494	1,277	185	54	55
Accumulated depreciation	(1,002)	(83)	(752)	(112)	—	(55)

Book value	1,063	411	525	73	54	—

	Total	Land and buildings	Machinery and installations	Other equipment	Prepayments and construction in progress	No longer productively employed
Balance as of January 1, 2010:
Cost	2,301	708	1,374	204	10	5
Accumulated depreciation	(973)	(89)	(759)	(120)	—	(5)

Book value	1,328	619	615	84	10	—

Changes in book value:

Reclassifications	51	—	26	25	—	—
Capital expenditures	258	—	—	—	258	—
Transfer of assets into use	—	14	166	21	(201)	—
Retirements and sales	(35)	(27)	(5)	(3)	—	—
Depreciation	(331)	(53)	(246)	(32)	—	—
Write-downs and impairments	(21)	(14)	(3)	(4)	—	—
Transfer to assets held for sale	(33)	(33)	—	—	—	—
Consolidation changes	(10)	—	(8)	(2)	—	—
Translation differences	(43)	(20)	(14)	(6)	(3)	—

Total changes	(164)	(133)	(84)	(1)	54	—

Balance as of December 31, 2010:
Cost	2,139	616	1,268	191	64	—
Accumulated depreciation	(975)	(130)	(737)	(108)	—	—

Book value	1,164	486	531	83	64	—

Reclassifications represent capital lease equipment from Germany (2010: Nijmegen (the Netherlands) and Philippines).

Land with a book value of $62 million (2010: $79 million) is not depreciated.

Property, plant and equipment includes $18 million (2010: $24 million) for leased assets, relating to land and buildings, $3 million (2010: $3 million), relating to machinery and installations $5 million (2010: $6 million) and $10 million (2010: $15 million) relating to other equipment. Reference is made to note 30, capital lease obligations.

The expected service lives of property, plant and equipment as of December 31, 2011 were as follows:

Buildings	from 9 to 50 years
Machinery and installations	from 2 to 7 years
Other equipment	from 1 to 5 years

There was no significant construction in progress and therefore no related capitalized interest.

20 Intangible assets excluding goodwill

The changes in 2011 were as follows:

	Total	Other intangible assets	Software
Balance as of January 1, 2011
Cost	2,928	2,869	59
Accumulated amortization	(1,442)	(1,397)	(45)

Book value	1,486	1,472	14
Changes in book value:
Acquisitions/additions	10	—	10
Amortization	(301)	(291)	(10)
Translation differences and other	(24)	(23)	(1)

Total changes	(315)	(314)	(1)
Balance as of December 31, 2011:
Cost	2,536	2,473	63
Accumulated amortization	(1,365)	(1,315)	(50)

Book value	1,171	1,158	13

	Total	Other intangible assets	Software
Balance as of January 1, 2010
Cost	3,202	3,074	128
Accumulated amortization	(1,316)	(1,229)	(87)

Book value	1,886	1,845	41
Changes in book value:
Acquisitions/additions	15	9	6
Divestments	(6)	(2)	(4)
Amortization	(295)	(281)	(14)
Translation differences and other	(114)	(99)	(15)

Total changes	(400)	(373)	(27)
Balance as of December 31, 2010:
Cost	2,928	2,869	59
Accumulated amortization	(1,442)	(1,397)	(45)

Book value	1,486	1,472	14

Other intangible assets in 2011 consist of:

	January 1, 2011		December 31, 2011
	Gross	Accumulated amortization	Gross	Accumulated amortization
Marketing-related	75	(72)	18	(16)
Customer-related	454	(149)	411	(143)
Technology-based	2,340	(1,176)	2,044	(1,156)

	2,869	(1,397)	2,473	(1,315)

The estimated amortization expense for these other intangible assets for each of the five succeeding years is:

2012	260
2013	260
2014	260
2015	184
2016	73

All intangible assets, excluding goodwill, are subject to amortization and have no assumed residual value.

The expected weighted average remaining life of other intangibles is 5 years as of December 31, 2011.

The estimated amortization expense for software as of December 31, 2011 for each of the five succeeding years is:

2012	7
2013	4
2014	2
2015	—
2016	—

The expected weighted average remaining lifetime of software is 2 years as of December 31, 2011.

21 Goodwill

The changes in goodwill in 2010 and 2011 were as follows:

	2010	2011
Balances as of January 1
Cost	2,639	2,529
Accumulated impairment	(247)	(230)

Book value	2,392	2,299
Changes in book value:
Adjustments	28	—
Acquisitions	2	—
Translation differences	(123)	(68)

Total changes	(93)	(68)

Balances as of December 31
Cost	2,529	2,454
Accumulated impairment	(230)	(223)

Book value	2,299	2,231

Acquisitions in 2010 related to goodwill are associated with the acquisition of Jennic.

As a result of various additional settlements related to acquisitions in previous years, goodwill was adjusted in 2010. These settlements are reflected under ‘adjustments’ and are predominantly related to deferred tax effects associated with purchase price accounting from the formation of the Company in September 2006 the (“Formation”).

The 2011 annual impairment test confirmed that the Company’s reporting units’ fair value substantially exceeded its carrying value. The Company concluded that in 2011 and 2010 there were no impairment charges.

See note 4, “Information by segment and main country”, for goodwill by segment and note 5, “Acquisitions and divestments”.

22 Accrued liabilities

Accrued liabilities are summarized as follows:

	2010	2011
Personnel-related costs:
- Salaries and wages	142	54
- Accrued vacation entitlements	40	37
- Other personnel-related costs	14	19
Utilities, rent and other	16	17
Income tax payable (refer to note 9)	5	36
Communication & IT costs (including accruals related to EDA contracts)	41	10
Distribution costs	7	7
Sales-related costs	8	13
Purchase-related costs	17	5
Interest accruals	92	74
Derivative instruments—liabilities (refer to note 38)	6	3
Liabilities for restructuring costs (refer to note 7)	10	2
Other accrued liabilities	63	55

	461	332

Other accrued liabilities consist of various smaller items.

23 Provisions

Provisions are summarized as follows:

	2010		2011
	Long- term	Short- term	Long- term	Short- term
Provisions for defined-benefit pension plans (refer to note 24)	143	8	144	9
Other postretirement benefits (refer to note 25)	6	1	7	—
Restructuring (mainly postemployment benefits and obligatory severance payments) (refer to note 7)	32	55	52	45
Deferred tax liabilities (refer to note 9)	106	2	91	1
Liability for unrecognized tax benefits	62	9	11	6
Other provisions	66	20	42	69	*

Total	415	95	347	130

*	Other short-term provisions include approximately $45 million of liabilities incurred in connection with the sale of the Sound Solutions business. Settlements of these liabilities will be reported as cash flows from discontinued operations.

The changes in total provisions excluding deferred tax liabilities and liabilities for uncertain tax positions liabilities are as follows:

	2009	2010	2011
Balances as of January 1	629	497	330
Changes:
Additions	108	83	153
Utilizations	(166)	(175)	(83)
Releases	(76)	(56)	(23)
Translation differences	2	(17)	(9)
Changes in consolidation	—	(2)	—

Balances as of December 31	497	330	368

Restructuring

The provision for restructuring generally covers benefits provided to former or inactive employees after employment but before retirement, including salary continuation, supplemental unemployment benefits and disability-related benefits and the Company’s commitment to pay employees a lump sum upon the employee’s dismissal or resignation.

Loss contingencies (environmental remediation and product liability)

The Company did not incur any material costs with respect to environmental remediation and product liability obligations.

Other provisions

Other provisions include provisions for employee jubilee funds totaling $21 million as of December 31, 2011 (2010: $23 million), provisions for legal claims totaling $15 million (2010: $32 million) and other various smaller items.

24 Pensions

Our employees participate in employee pension plans in accordance with the legal requirements, customs and the local situation in the respective countries. These are defined-benefit pension plans, defined-contribution plans and multi-employer plans.

The Company’s employees in The Netherlands participate in a multi-employer plan, implemented for the employees of the Metal and Electrical Engineering Industry (“Bedrijfstakpensioenfonds Metalelektro or PME”) in accordance with the mandatory affiliation to PME effective for the industry in which NXP operates. As this affiliation is a legal requirement for the Metal and Electrical Engineering Industry it has no expiration date. This PME multi-employer plan (a career average plan) covers approximately 1,230 companies and 680,000 participants. The plan monitors its risk on an aggregate basis, not by company or participant and can therefore not be accounted for as a defined benefit plan. The pension fund rules state that the only obligation for affiliated companies will be to pay the annual plan contributions. There is no obligation for affiliated companies for additional funding to recover from plan deficits. Affiliated companies will also have no entitlements to any possible surpluses in the pension fund.

Every participating company contributes the same fixed percentage of its total pension base, being pensionable salary minus an individual offset. The Company’s pension cost for any period is the amount of contributions due for that period.

The coverage ratio of the PME plan was 90% as of December 31, 2011. Regulations require PME to have a coverage ratio (ratio of the plan’s assets to its obligations) of 104.3 % for the total plan as of December 31, 2012, which should be achieved via a Recovery Plan. As the coverage ratio as of December 31, 2011 is below the path indicated in the Recovery Plan, PME has announced their intention to reduce pension rights by approximately 6% as of April 1, 2013 should the coverage ratio as of December 31, 2012 remain below the required level. The contribution rate will increase from 25.0% (2011) to 26.5% (2012) to meet the funding requirements for the accrual of new pension rights.

PME multi-employer plan	2009	2010	2011
NXP’s contributions to the plan	61	53	59
(including employees’ contributions)	3	2	2
Number of NXP’s active employees participating in the plan	4,284	3,537	3,256
NXP’s contribution to plan exceeded more than 5 percent of total contribution (as of December 31 of the plan’s year end)	No	No	No

The amount included in the statement of operations for the year 2011 was $90 million (2010: $83 million; 2009: $77 million) of which $16 million (2010: $15 million; 2009: $19 million) represents defined-contribution plans and $54 million (2010: $48 million; 2009: $38 million) represents the PME multi-employer plans.

Defined-benefit plans

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

The total cost of defined-benefit plans amounted to $20 million in 2011 (2010: $20 million; 2009: $20 million) consisting of $21 million ongoing cost (2010: $20 million; 2009: $24 million) and a gain of $1 million from special events resulting from redesign, curtailments and settlements.

The table below provides a summary of the changes in the pension benefit obligations and defined-benefit pension plan assets for 2011 and 2010, associated with the Company’s dedicated plans, and a reconciliation of the funded status of these plans to the amounts recognized in the consolidated balance sheets.

	2010	2011
Projected benefit obligation
Projected benefit obligation at beginning of year	326	347
Additions	—	3
Service cost	12	12
Interest cost	15	15
Actuarial (gains) and losses	21	(5)
Curtailments and settlements	(4)	(6)
Plan amendments	—	(1)
Benefits paid	(20)	(13)
Exchange rate differences	(3)	(10)

Projected benefit obligation at end of year	347	342

Plan assets
Fair value of plan assets at beginning of year	152	148
Actual return on plan assets	8	10
Employer contributions	17	13
Curtailments and settlements	(3)	(6)
Benefits paid	(20)	(13)
Exchange rate differences	(6)	(5)

Fair value of plan assets at end of year	148	147

Funded status	(199)	(195)

Classification of the funded status is as follows
- Prepaid pension cost within other non-current assets	22	25
- Accrued pension cost within other non-current liabilities	(70)	(67)
- Provisions for pensions within provisions	(151)	(153)

Total	(199)	(195)
Accumulated benefit obligation
Accumulated benefit obligation for all Company-dedicated benefit pension plans	300	299

Plans with assets less than accumulated benefit obligation
Funded plans with assets less than accumulated benefit obligation
- Fair value of plan assets	10	22
- Accumulated benefit obligations	52	60
- Projected benefit obligations	72	79
Unfunded plans
- Accumulated benefit obligations	136	140
- Projected benefit obligations	149	153

Amounts recognized in accumulated other comprehensive income (before tax)
Total AOCI at beginning of year	(44)	(21)
- Net actuarial loss (gain)	21	(9)
- Prior service cost (credit)	—	(1)
- Exchange rate differences	2	1

Total AOCI at end of year	(21)	(30)

Changes in accumulated other comprehensive income (before tax) consist of
Total net actuarial loss (gain) at beginning of year	(45)	(22)
- Net actuarial loss (gain) arising during the year	20	(9)
- Net actuarial (loss) gain recognized in income during the year	1	—
- Exchange rate difference	2	1

Total net actuarial loss (gain) at end of year	(22)	(30)

Total prior service cost (credit) at beginning of year	1	1
- Prior service cost (credit) arising during the year	—	(1)

Total prior service cost (credit) at end of year	1	—

The weighted average assumptions used to calculate the projected benefit obligations were as follows:

	2010	2011
Discount rate	4.3%	4.4%
Rate of compensation increase	3.1%	3.1%

The weighted average assumptions used to calculate the net periodic pension cost were as follows:

	2009	2010	2011
Discount rate	4.6%	4.8%	4.3%
Expected returns on plan assets	4.3%	4.3%	4.2%
Rate of compensation increase	3.1%	3.0%	3.1%

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

The components of net periodic pension costs were as follows:

	2009	2010	2011
Service cost	15	12	12
Interest cost on the projected benefit obligation	14	15	15
Expected return on plan assets	(6)	(6)	(6)
Amortization of prior service cost	—	—	—
Amortization of net (gain) loss	(2)	(1)	—
Curtailments & settlements	(4)	(1)	(1)
Other	3	1	—

Net periodic cost	20	20	20

A sensitivity analysis shows that if the discount rate increases by 1% from the level of December 31, 2011, with all other variables held constant, the net periodic pension cost would increase by $2 million. If the discount rate decreases by 1% from the level of December 31, 2011, with all other variables held constant, the net periodic pension cost would decrease by $2 million.

Both the estimated net actuarial loss (gain) and prior service cost that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year (2012) are nil.

Plan assets

The actual pension plan asset allocation at December 31, 2010 and 2011 is as follows:

	2010	2011
Asset category:
Equity securities	17%	21%
Debt securities	57%	64%
Insurance contracts	8%	4%
Other	18%	11%

	100%	100%

We met our target plan asset allocation. The investment objectives for the pension plan assets are designed to generate returns that, along with the future contributions, will enable the pension plans to meet their future obligations. The investments in our major defined benefit plans largely consist of government bonds, “Level 2” Corporate Bonds and cash to mitigate the risk of interest fluctuations. The asset mix of equity, bonds, cash and other categories is evaluated every three years by an asset-liability modeling study for our largest plan. The assets of funded plans in other countries mostly have a large proportion of fixed income securities with return characteristics that are aligned with changes in the liabilities caused by discount rate volatility. Total pension plan assets of $147 million include $134 million related to the German, Swiss and

Philippine pension funds. From this $134 million 19% is categorized as a Level 1 measurement, 78% as a Level 2 measurement and 3% as a Level 3 measurement. From the remaining assets of $13 million an amount of $6 million relates to assets held by insurance companies.

The Company currently expects to make cash contributions of $79 million in 2012, consisting of $4 million of employer contributions to defined-benefit pension plans, $18 million of employer contributions to defined-contribution pension plans, $50 million of employer contributions to multi-employer plans and $7 million of expected cash payments in relation to unfunded pension plans.

Estimated future pension benefit payments

The following benefit payments are expected to be made (including those for funded plans):

2012	19
2013	13
2014	13
2015	14
2016	15
Years 2017-2021	88

25 Postretirement benefits other than pensions

In addition to providing pension benefits, the Company provides other postretirement benefits, primarily retiree healthcare benefits in the United States accounted for as defined-benefit plans. The Company funds these other postretirement benefit plans as claims are incurred.

The amounts included in the consolidated statements of operations for 2011 are an expense of $1 million (2010: $1 million; 2009: $1 million).

The accumulated postretirement benefit obligation at the end of 2011 equals $7 million (2010: $7 million).

26 Other current liabilities

Other current liabilities are summarized as follows:

	2010	2011
Other taxes including social security premiums	26	16
Amounts payable under pension plans	22	12
Other short-term liabilities	47	31

Total	95	59

27 Short-term debt

	2010	2011
Revolving credit facility	400	—
Other short-term bank borrowings	18	35
Current portion of long-term debt	5	17

Total	423	52

At December 31, 2011, we have a Secured Revolving Credit Facility of $647 million based on exchange rates on that date compared to $669 million at December 31, 2010 based on exchange rates on that date, which we entered into on September 29, 2006 in order to finance our working capital requirements and general corporate purposes. Amounts drawn from the Revolving Credit Facility are classified as short-term debt.

During 2011, drawings of the Revolving Credit Facility have been fully redeemed at year-end. At December 31, 2010, the sum of drawings was $400 million.

The weighted average interest rate under the Secured Revolving Credit Facility was 3.0% as of December 31, 2011 (3.2% as of December 31, 2010).

At December 31, 2011, other short-term bank borrowings of $35 million (2010: $18 million) consisted of a local bank borrowing by our Chinese subsidiary.

The applicable weighted average interest rate during 2011 was 4.36% (2010: 2.80%).

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

28 Long-term debt

	Range of interest rates	Average rate of interest	Amount outstanding 2011	Due in 2012	Due after 2012	Due after 2016	Average remaining term (in years)	Amount outstanding December 31, 2010
EUR notes	4.3%-10.0%	7.1%	476	—	476	—	2.9	1,193
USD notes	3.15%-10.0%	7.5%	3,262	10	3,252	1,845	5.0	2,911
Bank borrowings	2.0%	2.0%	4	—	4	—	2.6	2
Liabilities arising from capital lease transactions	2.6%-13.3%	5.6%	22	7	15	1	2.6	24
Other long-term debt	—	—	—	—	—	—	—	3

		7.4%	3,764	17	3,747	1,846	4.7	4,133
Corresponding data of previous year		7.0%	4,133	5	4,128	1,003	4.4

The following amounts of long-term debt at book value as of December 31, 2011 are due in the next 5 years:

2012	17
2013	482
2014	18
2015	784
2016	617
Due after 5 years	1,846

3,764

Related to the Formation, NXP issued on October 12, 2006 several series of notes with maturities ranging from 7 to 9 years with a mix of floating and fixed rates. Several series are denominated in U.S. dollar and several series are euro denominated. The euro and U.S. dollar notes represent 13% and 87% respectively of the total principal amount of the notes outstanding. The series of unsecured debt have a remaining tenor of 3.8 years. The remaining tenor of secured debt is on average 5.0 years.

Debt exchange and repurchase

At December 31, 2011, total long-term debt has been reduced to $3,747 million from $4,128 million at December 31, 2010 and $4,673 million at December 31, 2009.

In 2011 the long-term debt level was reduced by $381 million through various long-term debt transactions, open market transactions and exchange rate differences. All outstanding 2014 Dollar Fixed Rate Notes were redeemed for $362 million. Extinguishment of debt in 2011 amounted to a loss of $32 million compared to a gain of $57 million in 2010.

A covenant term loan due in 2017 was issued for $500 million whereas $100 million of 2013 Dollar Floating Rate Secured Notes together with €143 million of 2013 Euro Floating Rate Secured Notes were redeemed. Several open market transactions led to a reduction in principal amount of: Euro denominated Senior Notes 2015 of €32 million, U.S. dollar denominated Senior Notes 2015 of $96 million and U.S. dollar denominated Senior Secured Notes 2018 of $78 million.

In a private transaction, $615 million of Floating Rate Secured Notes 2016 were issued in exchange for €202 million of Euro Floating Rate Secured Notes 2013, $257 million of USD Floating Rate Secured Notes 2013 and cash consideration of $71 million, the latter which has been used in combination with cash to redeem $76 million of USD Floating Rate Secured Notes 2013.

A second covenant term loan due in 2017 for $500 million was issued and used to redeem $275 million of USD Floating Rate Secured Notes 2013 and €150 million of EUR Floating Rate Secured Notes 2013

In 2010, our long-term debt level was reduced by $545 million. We bought back $1,440 million of our outstanding debt for cash consideration of $1,383 million. This was financed by cash from operations and our offer of $1,000 million Senior Secured Notes due in 2018 (the bank fees related to this new issuance of $28 million were capitalized) and $448 million of net proceeds from the completion of an IPO.

The Company may from time to time continue to seek to retire or purchase its outstanding debt through cash purchases and/or exchanges, in open market purchases, privately negotiated transactions or otherwise.

Other effects on the total long-term debt position relate to the translation of euro-denominated notes outstanding.

Euro notes

The Euro notes outstanding as of the end of December 2011 consist of the following three series:

•	a €203 million aggregate principal amount of 8.625% senior notes due 2015; and

•

a €142 million aggregate principal amount of floating rate senior secured notes due 2013 with an interest rate of three-month EURIBOR plus 2.75%, except that the interest rate for the period beginning on the date these notes were offered, October 12, 2006 through January 14, 2007, was 6.214%; and

•	a €29 million aggregate principal amount of 10% super priority notes due 2013.

U.S. dollar-denominated notes

The U.S. dollar-denominated notes consist of the following seven series:

•	a $221 million aggregate principal amount of 10% super priority notes due 2013; and

•

a $58 million aggregate principal amount of floating rate senior secured notes due 2013 with an interest rate of three-month LIBOR plus 2.75%, except that the interest rate for the period beginning on the date these notes were offered, October 12, 2006 through January 14, 2007, was 8.118%; and

•	a $510 million aggregate principal amount of 9.5% senior notes due 2015; and

•	a $615 million aggregate principal amount of floating rate senior secured notes due 2016 with an interest rate of three-month LIBOR plus 5.5%; and

•	a $499 million aggregate principal amount of floating rate senior secured term loan due 2017 with an interest rate of LIBOR plus 4.25% with a floor of 1.25%; and

•	a $496 million aggregate principal amount of floating rate senior secured term loan due 2017 with an interest rate of LIBOR plus 3.25% with a floor of 1.25%; and

•	a $922 million aggregate principal amount of 9.75% senior secured notes due 2018.

Certain terms and Covenants of the Euro and U.S. dollar-denominated notes

The Company is not required to make mandatory redemption payments or sinking fund payments with respect to the notes. With respect to the 2017 Term Loans, the Company is required to repay $10 million annually ($1.25 million per 2017 Term Loan per quarter).

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

Certain portions of long-term and short-term debt as of December 31, 2011 in the principal amount of $3,033 million (2010: $3,639 million) have been secured by collateral on substantially all of the Company’s assets and of certain of its subsidiaries.

The notes are fully and unconditionally guaranteed jointly and severally, on a senior basis by certain of the Company’s current and future material wholly owned subsidiaries (“Guarantors”).

Pursuant to various security documents related to the above mentioned secured notes and the $647 million (denominated €500 million) committed revolving credit facility, the Company and each Guarantor has granted first priority liens and security interests in, amongst others, the following, subject to the grant of further permitted collateral liens:

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

29 Other non-current liabilities

Other non-current liabilities are summarized as follows:

	$000,000	$000,000
	2010	2011
Accrued pension costs	70	67
Asset retirement obligations	12	7
Income tax payable non-current	—	11
Amounts payable under pension plans	—	10
Liabilities related to EDA contracts	11	—
Other	14	17

	107	112

30 Contractual obligations

For an explanation of long-term debt and other long-term liabilities, see note 28 and 29.

Capital lease obligations

Property, plant and equipment includes $18 million as of December 31, 2011 (2010: $24 million) for capital leases and other beneficial rights of use, such as building rights and hire purchase agreements. The financial obligations arising from these contractual agreements are reflected in long-term debt.

The details of the capital lease obligations are as follows:

	$000,000	$000,000	$000,000
	Future minimum lease payments	Interest	Present value of minimum lease payments
2012	8	1	7
2013	8	1	7
2014	6	1	5
2015	1	—	1
2016	1	—	1
Later	1	—	1

Total	25	3	22

Operating leases

Long-term operating lease commitments totaled $171 million as of December 31, 2011 (2010: $150 million). The long-term operating leases are mainly related to the rental of buildings. These leases expire at various dates during the next 30 years.

The future payments that fall due in connection with these obligations are as follows:

$000,000
2012	31
2013	26
2014	25
2015	24
2016	15
Later	50

Total	171

Operating lease payments for 2011 totaled $36 million (2010: $37 million; 2009: $37 million).

31 Contingent liabilities

Guarantees

At the end of 2011 there were no material guarantees recognized by the Company.

Other commitments

The Company has made certain commitments to SSMC, whereby the Company is obligated to make cash payments to SSMC should it fail to purchase an agreed-upon percentage of the total available capacity at SSMC’s fabrication facilities if overall SSMC utilization levels drop below a fixed proportion of the total available capacity. In the periods presented in these financial statements no such payments were made. Furthermore, other commitments exist with respect to long-term obligations for a joint development contract with Catena Holding BV of $12 million.

Environmental remediation

As with other companies engaged in similar activities or that own or operate real property, the Company faces inherent risks of environmental liability at our current and historical manufacturing facilities.

Soil and groundwater contamination has been identified at our property in Hamburg, Germany. At our Hamburg location, the remediation process has been ongoing for several years and is expected to continue for several years.

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

Asbestos contamination has been found in certain parts of our properties in Manchester in the United Kingdom and in Nijmegen, the Netherlands. In the United Kingdom, we will be required to dispose of the asbestos when the buildings currently standing on the property are demolished. We estimate our potential liability will not be material. In the Netherlands, we will be required to remediate the asbestos contamination at a leased property, upon termination of the lease. The lease is not expected to end soon and we estimate the cost of remediation will not be material.

Litigation

With the support from its in-house and outside counsel and based on its best estimate, the Company records an accrual for any claim that arises whenever it considers that it is probable that it is exposed to a loss contingency and the amount of the loss contingency can be reasonably estimated. Based on the most current information available to it and based on its best estimate, the Company also reevaluates at least on a quarterly basis the claims that have arisen to determine whether any new accruals need to be made or whether any accruals made need to be adjusted.

Based on the procedures described above, the Company has an aggregate amount of approximately $15 million accrued for legal proceedings pending as of December 31, 2011, compared to approximately $32 million as of December 31, 2010 and approximately $15 million as December 31, 2009. Such accruals are part of the “Other provisions,” as referred to in note 23, “Provisions” to the Company’s financial statements. There can be no assurance that the Company’s accruals will be sufficient to cover the extent of its potential exposure to losses. Historically, legal actions have not had a material adverse effect on the Company’s business, results of operations or financial condition.

Set forth below are descriptions of our most important legal proceedings pending as of December 31, 2011, for which the related loss contingency is either probable or reasonably possible, including the legal proceedings for which accruals have been made:

*	Three former employees of Signetics Corp, a predecessor of NXP Semiconductors USA, Inc. and their respective children each separately filed various counts against NXP Semiconductors USA, Inc. (negligence, premises liability, strict liability, abnormal and ultrahazardous activity, willful and wanton misconduct and loss of consortium) asserting exposure to harmful chemicals and substances while the employees concerned were working in a factory “clean room” of Signetics Corp., resulting in alleged physical injuries and eventual birth defects to their children (cases No. N09C-10-032 JRJ, N10C-05-137 JRJ and 1-10-CV-188679). Initial discovery has commenced by both sides in above mentioned cases. Actual substantive responses are pending. Trial dates for Case No. N09C-10 032 and Case No. N10C-05-137 have been set at October 7, 2013 and April 28, 2014, respectively. No trial date has been set in Case No. 1-10-CV-188679 yet.

*	Norit Winkelsteeg B.V. and Vitens N.V. alleged that NXP Semiconductors Netherlands B.V. breached a contract it had entered into with them to build a so-called “permeate-water” factory or, in the alternative, had terminated negotiations to enter into such contract in bad faith. Claimants hold NXP Semiconductors Netherlands B.V. liable for all costs, expenses and damages, including loss of profit. In an interim judgment dated January 27, 2009, the Court of Appeal in Arnhem, the Netherlands, recognized that part of the claim related to costs and expenses could be awarded but the Court further stated that reticence must be observed in awarding compensation for loss of profits. Court appearance is adjourned.

*	In 2007, certain former employees of NXP Semiconductors France SAS employed by a subsidiary of the DSP Group, Inc. filed a claim against NXP Semiconductors France SAS before the Tribunal de Grande Instance in an emergency procedure (procédure de référé) to demand re-integration within NXP Semiconductors France SAS, following the closure of the DSP Group’s activities in France and the consequent termination of their employment agreements. The claim was rejected by the Tribunal de Grande Instance. The employees concerned then brought the same claim before the Social Court (Conseil de Prud’hommes) in Caen which, on April 27, 2010, also ruled in favor of NXP Semiconductors France SAS. The claimants filed for an appeal in last resort on May 18, 2010, which is still pending.

*	ILM Technologies France S.à.r.l. and AMO Consulting S.à.r.l. filed a complaint against NXP Semiconductors France SAS with the Commercial Court (Tribunal de Commerce) of Mans, in France, in November 2007 for breach of a services contract without cause. ILM Technologies France S.à.r.l. and AMO Consulting S.à.r.l. lost the case in first instance on March 30, 2009 and, in appeal on October 19, 2010, before the Court of Appeal (Cour d’Appel) in Angers, France. ILM Technologies France S.à r.l and AMO Consulting S.à r.l. filed for appeal in last resort with the Supreme Court (Cour de Cassation), which is still pending.

In addition, on January 7, 2009, the European Commission issued a release in which it confirmed it had started an investigation in the smart card chip sector. The European Commission has reason to believe that the companies concerned may have violated European Union competition rules prohibiting certain practices such as price fixing, customer allocation and the exchange of commercially sensitive information. As one of the companies active in the smart card chip sector, NXP is subject to this ongoing investigation and is assisting the regulatory authorities in this investigation. The investigation is in its initial stage and it is currently not possible to reliably estimate its outcome.

The estimated aggregate range of reasonably possible losses is based on currently available information in relation to the claims that have arisen and on the Company’s best estimate of such losses for those cases for which such estimate can be made. For certain claims, the Company believes that an estimate cannot currently be made. The estimated aggregate range requires significant judgment, given the varying stages of the proceedings (including the fact that many of them are currently in preliminary stages), the existence of multiple defendants (including the Company) in such claims whose share of liability has yet to be determined, the numerous yet-unresolved issues in many of the claims, and the attendant uncertainty of the various potential outcomes of such claims. Accordingly, the Company’s estimate will change from time to time, and actual losses may be more than the current estimate. As at December 31, 2011, the Company believes that for all litigation pending its aggregate exposure to loss in excess of the amount accrued could range between $0 and approximately $20 million.

32 Stockholders’ equity

The Company amended its Articles of Association on August 2, 2010 in order to effect a 1-for-20 reverse stock split of its shares of common stock. As a consequence, the number of shares outstanding on August 2, 2010 (4,305,030,000 shares) has been adjusted to 215,251,500 shares. The exercise price and the number of shares of common stock issuable under the Company’s share-based compensation plans were proportionately adjusted to reflect the reverse stock split. Basic and diluted weighted average shares outstanding and earnings per share have been calculated to reflect the reverse stock split in all periods presented. The share capital of the Company as of December 31, 2011 and 2010 consists of 1,076,257,500 authorized shares, including 430,503,000 authorized shares of common stock, and 645,754,500 authorized but unissued shares of preferred stock.

In 2010, the Company completed its initial public offering of 34 million shares of common stock, priced at $14 per share, resulting in net proceeds of $448 million, after deducting underwriting discounts and commissions and offering expenses totaling $28 million. As a result, the number of common shares increased from 215,251,500 shares to 249,251,500 shares. In connection with long-term equity incentive plans introduced in November 2010 and 2011, the Company has issued a total number of 2,500,000 additional shares of common stock.

At December 31, 2011, the Company has issued and paid up 251,751,500 shares (2010: 250,751,500 shares) of common stock each having a par value of €0.20 or a nominal stock capital of €50 million.

Option rights/restricted share units/equity rights

The Company has granted stock options, restricted share units and equity rights to the employees of NXP B.V. and its subsidiaries to receive the Company’s shares or depository receipts in the future (see note 34, “Share-based compensation”).

Treasury shares

In connection with the Company’s share repurchase programs, which started in 2011, shares which have been repurchased and are held in treasury for delivery upon exercise of options and under restricted share programs, are accounted for as a reduction of stockholders’ equity. Treasury shares are recorded at cost, representing the market price on the acquisition date. When issued, shares are removed from treasury shares on a first-in, first-out (FIFO) basis.

Any difference between the cost and the cash received at the time treasury shares are issued, is recorded in capital in excess of par value, except in the situation in which the cash received is lower than cost and capital in excess of par value related to gains arising from previous sales have been depleted.

The following transactions took place resulting from employee option and share plans in 2011:

2011
Shares with “Stichting”	2,299,996
Average price in $ per share	0.28
Amount paid	—

Shares acquired under repurchase program	3,389,480
Average price in $ per share	16.95
Amount paid	57

Shares delivered	1,774,332
Average price in $ per share	—
Amount received	10

Total shares in treasury at year-end	3,915,144
Total cost	57

33 Related-party transactions

The Company’s related parties are the Private Equity Consortium, the members of the board of directors of NXP Semiconductors N.V., Philips, the members of the management team of NXP Semiconductors N.V. and equity-accounted investees.

Advisory Services Agreements

The members of the Private Equity Consortium provide certain advisory services to NXP Semiconductors N.V. We have entered into separate agreements in this regard with the respective parties, under which each of the various legal entities receive an annual advisory fee of $25,000 (with an aggregate total amount of $125,000 annually).

Shareholders’ Agreement

Prior to the consummation of the initial public offering of NXP Semiconductors N.V. in August 2010, the members of the Private Equity Consortium restructured their indirect shareholding in the common stock of NXP Semiconductors N.V. such that each of them holds directly, or indirectly through a separate Luxembourg holding company, shares of its common stock. At the same time, KASLION Holding B.V. ceased to hold shares of common stock of NXP Semiconductors N.V. In connection with this restructuring, the members of the Private Equity Consortium, Philips and the Management Foundation (together, the “Existing Shareholders”) entered into a new shareholders’ agreement among themselves, which replaced the shareholders’ agreement entered into on September 29, 2006. We are not a party to the new shareholders’ agreement.

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

In addition to assigning patents to us, Philips has granted us a non-exclusive, royalty-free and irrevocable license to all patents that Philips held but did not assign to us, to the extent that they were entitled to the benefit of a filing date prior to the separation between us and Philips and for which Philips was free to grant licenses to third parties without the consent of or accounting to any third party other than an entity owned or controlled by Philips or us and to certain know-how that was available to us, where such patents and know-how relate: (1) to our products and technologies, as of September 29, 2006, as well as successor products and technologies, (2) to technology that was developed for us prior to the separation between us and Philips, and (3) to technology developed pursuant to contract research work co-funded by us. Philips has also granted us a non exclusive, royalty free and irrevocable license (1) under certain patents for use in giant magneto-resistive devices outside the field of healthcare and bio applications, and (2) under certain patents relevant to polymer electronics resulting from contract research work co-funded by us in the field of radio frequency identification tags. This license is subject to exclusions. The license does not cover (1) patents which are necessary for the implementation of an adopted standard, (2) patents which as of September 29, 2006, were used or will be used by Philips in industry-wide licensing programs of which Philips has informed us in writing, (3) patents and know-how relating to 3D applications, or (4) unless originating from work co-funded by us or generated by our employees, patents for solid state lighting applications. The license is non-transferable (although divested companies will have an option, under certain circumstances, to enter into a new license agreement with Philips) but includes certain rights to grant sublicenses and to have products made by third party manufacturers (“have-made rights”). The license is subject to certain prior commitments and prior undertakings. In return, we granted Philips a non-exclusive, royalty-free, irrevocable license under all patents and know-how that Philips assigned and transferred to us under the IP Agreement. This license is non-transferable and includes specified sub-license and have-made rights. In particular Philips has been granted the right to have products made by third party manufacturers, solely for the account of, and use or resale by, Philips. Philips also has the right to grant sub-licenses for (a) integrated circuits and discretes, miniature loudspeakers, kits or RF front-end solutions and other products, (b) for features that are designed by or exclusively for Philips, (c) to third party manufacturers, that have obtained a right to make products for Philips for the duration of such manufacturer delivering such products to Philips, enabling such manufacturer to supply such products to third parties for the same applications as used by Philips after expiration of the lead times as agreed between Philips and the supplier. Philips is furthermore entitled to grant sub-licenses (1) to third parties insofar as necessary to enable primarily technology co-operations and to license software to third parties other than customers, (2) to third parties, with whom Philips or any of its associated companies has entered or will enter into cross-license agreements and to which we or any of our associated companies become a party and (3) insofar as necessary for the sale or licensing, directly or indirectly, of services, software and/or IP blocks by Philips.

Philips has granted us a non-transferable, non-exclusive, royalty-free, irrevocable license to use any software retained by it within the scope of our business to the extent such software was available to us at the closing of our separation and to the extent necessary for the sale of existing products supplied by us at the time of the separation. This license includes the right to modify and create derivative works and the right to grant sublicenses in the context of, and to the extent necessary for, the marketing or supplying of certain products supplied by us on the date of the closing of our separation. In return, we have granted Philips a cross-license with respect to all software rights that Philips has assigned or transferred to us.

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

In accordance with the IP Agreement, we have ceased using the term “Philips” as a brand name or trade name without Philips’ consent. This includes the use of the Philips trademark and logo, and any derivative or combination mark. We are, however, permitted under certain circumstances to use the tag “founded by Philips” in accordance with Philips’ guidelines for a period of five years after our separation from Philips. This period lapsed in September 2011.

Secondary Offering

On March 31, 2011, certain of our stockholders offered 30 million shares of our common stock, priced at $30.00 per share. The offering’s underwriters’ 30-day option to purchase up to 4,431,000 additional shares of common stock at the secondary offering price was fully exercised on March 31, 2011. The Company did not receive any proceeds from this secondary offering. The settlement date for the offering was April 5, 2011.

Other

We have a number of strategic alliances and joint ventures. We have relationships with certain of our alliance partners in the ordinary course of business whereby we enter into various sale and purchase transactions, generally on terms comparable to transactions with third parties. However, in certain instances upon divestment of former businesses where we enter into supply arrangements with the former owned business, sales are conducted at cost. The only material alliance partner with whom we have entered into transactions is Trident.

The following table presents the amounts related to revenue and expenses incurred in transactions with these related parties:

	$000,000	$000,000	$000,000
	2009	2010	2011
Revenue	25	292	133
Purchase of goods and services	98	139	137

The following table presents the amounts related to accounts receivable and payable balances with these related parties:

	$000,000	$000,000
	2010	2011
Receivables (net)	19	20
Payables	20	38

On September 7, 2010, Philips Pension Trustees Limited purchased Philips’ 42,715,650 shares of common stock in the Company (“Transfer Shares”) in a private transaction. In a subsequent private transaction, on October 29, 2010, PPTL Investment LP purchased the Transfer Shares from Philips Pension Trustees Limited by way of a transfer agreement, to which also Philips is a party (“Amended Transfer Agreement”). PPTL Investment LP acquired the Transfer Shares for the purpose of owning and managing such assets as may be contributed to Philips Pension Trustees Limited. In the secondary offering of shares of common stock in the Company, consummated on April 5, 2011, PPTL Investment LP sold 7,182,436 shares of common stock. In addition, on July 6, 2011, PPTL Investment LP entered into a sales plan with a broker in order to enable the disposition of up to 2.5 million shares of common stock within a three-month period and on November 1, 2011, it entered into a sales plan to dispose of up to 2,515,915 shares of common stock in a three-month period. On February 17, 2012, PPTL Investment LP entered into a sales plan with a broker in order to enable the disposition of up to 4,940,316 shares of common stock within a three-month period.

Since October, 2006 selected members of our management purchased approximately 550,000 rights to common shares of the Company. These rights to shares have been purchased at a price estimated to be fair market value and in the aggregate represent a beneficial interest in the Company of approximately 0.25%. In March 2011, these rights to shares have been converted to shares of common stock and are freely tradable as of the conversion.

34 Share-based compensation

We record share-based compensation arrangements in accordance with ASC 718 “Compensation—Stock Compensation”. All share-based payments, including grants of stock options, performance share units, restricted share units and equity rights are recognized in our consolidated financial statements based upon their respective grant date fair value.

Share-based compensation plans for employees were introduced in 2007. Subsequent to becoming a listed company in August 2010, the Company introduced additional share-based compensation plans for eligible employees since November 2010. The plans introduced since November 2010 are referred to as the “Post-IPO Plans” and the plans introduced prior to November 2010 are referred to as the “Pre-IPO Plans”.

Post-IPO Plan

After NXP Semiconductors N.V. became a publicly listed company in August 2010, additional share-based payment programs were launched since November 2010. Under these programs performance shares, stock options and restricted shares were granted to eligible employees. The options have a strike price equal to the closing share price on the grant date. The fair value of the options has been calculated with the Black-Scholes-Merton formula, using the following assumptions:

•

an expected life of 6.25 years, calculated in accordance with the guidance provided in SEC Staff bulletin No. 110 for plain vanilla options using the simplified method, as given our equity shares have been publicly traded for only a limited period of time we do not have sufficient historical exercise data;

•	a risk-free interest rate varying from 1.2% to 2.78% (2010 grant 1.67%);

•	no expected dividend payments; and

•	a volatility of 45% based on the volatility of a set of peer companies. Peer company data has been used given the short period of time our shares have been publicly traded.

Changes in the assumptions can materially affect the fair value estimate.

The requisite service period for the stock options is 4 years and for performance share units and restricted share units this is 3 years.

A charge of $17 million was recorded in 2011 for Post-IPO Plans (2010: $2 million).

A summary of the status of NXP Semiconductor’s Post-IPO stock options and share rights and changes during 2011 and 2010 is presented below.

Stock options

	2010		2011
	Stock options	Weighted average exercise price in USD	Stock options	Weighted average exercise price in USD
Outstanding at January 1	—	—	3,749,932	13.27
Granted	3,749,932	13.27	4,045,537	17.35
Exercised	—	—	(71,542)	13.27
Forfeited	—	—	(357,019)	13.65

Outstanding at December 31	3,749,932	13.27	7,366,908	15.49

The weighted average grant date fair value of stock options per share granted in 2011 was $7.81 (2010: $6.04).

The intrinsic value of the exercised options was $0.3 million, whereas the amount received by NXP was $1 million.

The number of vested stock options at December 31, 2011 is 853,732 (2010 was nil).

At December 31, 2011, there was a total of $38 million of unrecognized compensation cost related to non-vested stock options. This cost is expected to be recognized over a weighted-average period of 3.5 years (2010: 3.8 years).

The outstanding options issued under the Post-IPO Plans are categorized by exercise price as follows:

USD-denominated

Year granted	Exercise price	Shares	Intrinsic value in millions	Weighted average remaining contractual term
2011	25.01	86,492	—	9.1
2011	31.81	65,330	—	9.3
2011	19.78	95,303	—	9.6
2011	16.84	3,791,052	—	9.8
2010	13.27	3,328,731	$7	8.8

The aggregate intrinsic value in the tables and text above represents the total pretax intrinsic value (the difference between the Company’s closing stock price on the last trading day of 2011 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders if the options had been exercised on December 31, 2011.

Performance share units

	2010		2011
	Shares	Weighted average grant date fair value in USD	Shares	Weighted average grant date fair value in USD
Outstanding at January 1	—	—	846,819	13.27
Granted	846,819	13.27	987,225	17.38
Vested	—	—	(249,962)	13.27
Forfeited	—	—	(96,933)	13.27

Outstanding at December 31	846,819	13.27	1,487,149	16.00

The weighted average grant date fair value of performance share units granted in 2011 was $17.38 (2010: $13.27). The number of vested performance share units at December 31, 2011 is 249,962 (2010 was nil). The fair value of the performance share units at the time of vesting was $4 million.

At December 31, 2011, there was a total of $19 million of unrecognized compensation cost related to non-vested performance share units. This cost is expected to be recognized over a weighted-average period of 2.5 years.

Restricted share units

	2010		2011
	Shares	Weighted average grant date fair value in USD	Shares	Weighted average grant date fair value in USD
Outstanding at January 1	—	—	1,283,295	13.27
Granted	1,283,295	13.27	1,571,236	17.52
Vested	—	—	(400,835)	13.27
Forfeited	—	—	(92,890)	13.81

Outstanding at December 31	1,283,295	13.27	2,360,806	16.08

The weighted average grant date fair value of restricted share units granted in 2011 was $17.52 (2010: $13.27). The number of vested restricted share units at December 31, 2011 is 400,835 (2010 was nil). The fair value of the restricted share units at the time of vesting was $7 million.

At December 31, 2011, there was a total of $31 million of unrecognized compensation cost related to non-vested restricted share units. This cost is expected to be recognized over a weighted-average period of 2.5 years.

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

•	Risk-free interest rate, varying from 4.1% to 1.6%;

•	Expected asset volatility, varying from 27% to 38% (based on the average volatility of comparable companies over an equivalent period from valuation date to exit date);

•	Dividend pay-out ratio of nil;

•	Lack of marketability discounts of 26% to 35%;

•

The Business Economic Value of the Company based on projected discounted cash flows as derived from our business plan for the next 3 years, extrapolated until 2021 with 3% terminal growth rates (the discount factor was based on a weighted average cost of capital of 12.4%).

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

In May 2009, we executed a stock option exchange program for stock options granted up till that date, and which were estimated to be deeply out of the money. Under this stock option exchange program, stock options with new exercise prices, different volumes and, in certain cases, revised vesting schedules, were granted to eligible individuals, in exchange for their owned stock options. By accepting the new stock options all stock options (vested and unvested) owned by the eligible individuals were cancelled. The number of employees eligible for and affected by the stock option exchange program was approximately 120. Since May 2009, stock options have been granted to eligible individuals under the revised stock options program. The exercise prices of these stock options ranged from €2.00 to €40.00. No modifications occurred with respect to the equity rights of the non-executive employees.

In accordance with the provisions of ASC 718, the unrecognized portion of the compensation costs of the cancelled options continues to be recognized over their remaining requisite vesting period. For the replacement options the incremental compensation costs are determined as the difference between the fair value of the cancelled options immediately before the grant date of the replacement options and the fair value of these replacement options at the grant date. This incremental compensation cost will be recognized over a weighted average period of 2.0 years.

A charge of $14 million was recorded in 2011 (2010: $10 million, 2009: $19 million) for Pre-IPO Plans, of which $6 million related to incremental compensation costs for the modified stock option scheme (2010: $6 million; 2009 $2 million).

The requisite service period for stock options is 4 years.

The following table summarizes the information about outstanding NXP Semiconductor’s Pre-IPO stock options and changes during 2010 and 2011.

Stock options

	2010		2011
	Stock options	Weighted average exercise price in EUR	Stock options	Weighted average exercise price in EUR
Outstanding at January 1	18,967,153	23.60	18,050,123	23.30
Granted	1,255,977	22.60	—	—
Exercised	—	—	(1,051,993)	6.61
Forfeited	(2,173,007)	25.51	(869,934)	22.08

Outstanding at December 31	18,050,123	23.30	16,128,196	24.46

The exercise prices range from €2.00 to €50.00

The intrinsic value of exercised options was $19 million, whereas the amount received by NXP was $9 million.

The number of vested options at December 31, 2011 was 12,194,166 (2010: 12,092,954 vested options) with a weighted average exercise price of €25.78 (2010: €15.19 weighted average exercise price).

Upon completion of the secondary offering on April 5, 2011, in total up to 22% of the options under the Pre-IPO Plans became exercisable, subject to the applicable laws and regulations.

Weighted average fair value in EUR
Weighted average grant-date fair value in euro of options granted during:
2010	1.20
2009	1.80

None of the options will expire as a result of exceeding the maximum contractual term because such maximum term is not applicable.

The outstanding options issued under the Pre-IPO plans are categorized by exercise prices as follows:

EUR-denominated

exercise price	Shares	Intrinsic value in millions
2.00 – 9.50	1, 621,567	20
15.00	5,417,961	—
20.00	1,479,889	—
30.00	3,173,527	—
40.00	3,714,612	—
50.00	720,640	—

	16,128,196	20

The aggregate intrinsic value in the tables and text above represents the total pretax intrinsic value (the difference between the Company’s closing stock price on the last trading day of 2011 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders if the options had been exercised on December 31, 2011.

At December 31, 2011, a total of $4 million of unrecognized compensation cost related to non-vested stock options. This cost is expected to be recognized over a weighted-average period of 1 year.

A summary of the status of NXP Semiconductors’ Pre-IPO equity rights and changes during 2011and 2010 is presented below. All equity rights have an exercise price of nil.

Equity rights

	2010		2011
	Shares	Weighted average grant date fair value in EUR	Shares	Weighted average grant date fair value in EUR
Outstanding at January 1	603,282	8.40	472,742	9.13
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	(130,540)	5.80	(28,347)	5.80

Outstanding at December 31	472,742	9.13	444,395	9.34

In 2011 and 2010 there were no new equity rights issued. The number of vested equity rights at December 31, 2011 was 444,395 (December 31, 2010: 218,740).

At December 31, 2011, no amount of unrecognized compensation cost related to non-vested equity rights remains.

None of the equity rights are currently exercisable and none of the equity rights will expire as a result of exceeding the maximum contractual term because such maximum term is not applicable to these instruments.

35 Cash and cash equivalents

At December 31, 2011, our cash balance was $743 million (2010: $898 million), of which $261 million (2010: $338 million) was held by SSMC, our joint venture company with TSMC. A portion of this cash can be distributed by way of dividend to us, but 39% of the dividend will be paid to our joint venture partner as well. In 2011, there was a dividend distribution from SSMC amounting to $170 million of which $66 million was paid to TSMC.

36 Assets received in lieu of cash from the sale of businesses

In 2010, shares in Trident were obtained by our wholly-owned subsidiary NXP B.V. upon completion of the transaction to sell the digital television and set-top-box business to Trident Microsystems, Inc. (valued at $177 million, based on the quoted market price at the transaction date).

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

ASC 820 “Fair Value Measurements” requires quantitative disclosure for financial assets and liabilities that are measured at fair value on a recurring basis. In the table below under the column captioned “Fair value hierarchy”, the indicated level explains how fair value measurements have been arrived at.

•	Level 1 measures fair value based on quoted prices in active markets for identical assets or liabilities;

•	Level 2 measures fair value based on significant other observable inputs such as quoted prices for similar assets or liabilities in markets, observable interest rates or yield curves, etc.;

•	Level 3 measures of fair value are based on unobservable inputs such as internally developed or used techniques.

		December 31, 2010		December 31, 2011
	Fair value hierarchy1)	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Assets:
Other financial assets2)	2	19	19	17	17
Derivative instruments-assets2)	2	4	4	2	2

Liabilities:
Short-term debt	2	(423)	(423)	(52)	(52)
Long-term debt (bonds)	1	(4,104)	(4,361)	(3,122)	(3,296)
Long-term debt (bonds) 3)	2	—	—	(606)	(609)
Other long-term debt	2	(24)	(24)	(19)	(19)
Derivative instruments-liabilities2)	2	(6)	(6)	(3)	(3)

1)	Transfers between the levels of fair value hierarchy are recognized when a change in circumstances would require it. There were no transfers during the reporting periods presented in the table above.
2)	Represent assets and liabilities measured at fair value on a recurring basis.
3)	Represent bonds which are privately held (floating rate secured notes 2016).

For the fair value measurements of pension plan assets, and projected benefit obligations under these defined benefit plans see note 24, “Pensions”.

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

38 Other financial instruments, derivatives and currency risk

The Company does not purchase or hold financial derivative instruments for trading purposes. Assets and liabilities related to derivative instruments are disclosed in note 16, “Other current assets” and note 22, “Accrued liabilities”. Currency fluctuations may impact the Company’s financial results. The Company has a structural currency mismatch between costs and revenue, as a high proportion of its production, administration and research and development costs is denominated in euro while a higher proportion of its revenue is denominated in U.S. dollars or U.S. dollar-related currencies. In addition, the U.S. dollar-denominated debt held by our Dutch subsidiary which has a euro functional currency may generate adverse currency results in income as well depending on the exchange rate movement between the euro and U.S. dollar.

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

Changes in the fair value of foreign currency accounts receivable/payable as well as changes in the fair value of the hedges of accounts receivable/payable are reported in the statement of operations under cost of revenue. Cash flow hedge accounting for foreign currency risk is not applied. In addition, the U.S. dollar-denominated debt held by our Dutch subsidiary with functional currency euro which may generate adverse currency results in our financial income and expenses, has been partly mitigated by the application of net investment hedge accounting. In accordance with the provisions in ASC 815, “Derivatives and Hedging”, the Company has begun to apply net investment hedging since May 2011. The U.S. dollar exposure of our net investment in U.S. dollar functional currency subsidiaries of $1.7 billion has been hedged by our U.S. dollar denominated bonds. These instruments are assumed to be highly effective. Foreign currency gains or losses on these U.S. dollar bonds that are recorded in a euro functional currency entity that are designated as, and to the extent they are effective, as, a hedge of the net investment in our U.S. dollar foreign entities are reported as a translation adjustment in other comprehensive income within equity, and offset in whole or in part the foreign currency changes to the net investment that are also reported in other comprehensive income.

Derivative instruments relate to

•	hedged balance sheet items,

•	hedged anticipated currency exposures with a duration of up to 12 months.

The fair value of our derivative assets at the end of 2011 amounted to $2 million (2010: $4 million) whereas the fair value of our derivative liabilities amounted to $3 million (2010: $6 million) and are included in other current assets and accrued liabilities, respectively, in the consolidated balance sheets.

Currency risk

A higher proportion of our revenue is in U.S. dollars or U.S. dollar-related currencies, compared to our costs. Accordingly, our results of operations may be affected by changes in foreign currency exchange rates, particularly between the euro and U.S. dollar. A strengthening of the euro against U.S. dollar during any reporting period will reduce operating income of the Company.

It is the Company’s policy that transaction exposures are hedged. Accordingly, the Company’s organizations identify and measure their exposures from transactions denominated in other than their own functional currency.

We calculate our net exposure on a cash flow basis considering balance sheet items, actual orders received or made and anticipated revenue and expenses.

Committed foreign currency exposures are required to be fully hedged using forward contracts. The net exposures related to anticipated transactions are hedged with a combination of forward transactions up to a maximum tenor of 12 months and a cash position in both euro and U.S. dollar. The U.S. dollar bonds serve as a hedge on the U.S. dollar net investment basis held by the euro functional currency entity to align the accounting with the economic reality. The Company has applied net investment hedging since May, 2011. The U.S. dollar exposure of the net investment in U.S. dollar functional currency subsidiaries of $1.7 billion has been hedged by our U.S. dollar-denominated notes. As a result in 2011 a charge of $203 million was recorded in other comprehensive income, relating to the foreign currency result on the U.S. dollar notes that are recorded in a euro functional currency entity. Absent the application of net investment hedging this amount would have been recorded as a loss within financial income (expense) in the consolidated statement of operations. No amounts resulting from ineffectiveness of net investment hedge accounting were recognized in the consolidated statement of operations in 2011.

The table below outlines the foreign currency transactions outstanding per December 31, 2011:

($ in millions)	Aggregate Contract Amount buy/(sell)(1)	Weighted Average Tenor (in months)	Currency Risk
Foreign currency forward contracts(1) (2):

U.S. dollar / Euro	6.6	1.4	(1.0)
Pound Sterling / U.S. dollar	8.2	2.6	(0.2)
Pound Sterling / Euro	4.0	1.4	0.0
Japanese Yen / Euro	9.5	1.1	0.0
Singapore dollar / U.S. dollar	23.5	2.4	(0.3)
Taiwan dollar / U.S. dollar	20.0	1.2	(0.0)
Thai Baht / U.S. dollar	4.0	0.2	(0.0)
Singapore dollar / Euro	2.0	1.4	0.0
Swiss franc / Euro	0.8	1.4	0.0
Japanese Yen / U.S. dollar	0.3	0.4	0.0
Indian Rupee / U.S. dollar	0.2	1.8	0.0

(1)	U.S. dollar equivalent
(2)	Excluding the fair value of short-term liquidity swap transactions which were not material

Interest rate risk

The Company has significant outstanding debt, which creates an inherent interest rate risk. On October 12, 2006, the Company issued several series of notes with maturities ranging from 7 to 9 years and a mix of floating and fixed rates. Through a combination of several private and open market transactions the long-term debt level was reduced during 2009. We also did a private offer to exchange existing unsecured and secured notes for new U.S. dollar and euro-denominated super priority notes. In 2011, our long-term debt level decreased by $381 million through various long term debt financing transactions, open market transactions and exchange rate differences. All outstanding 2014 Dollar Fixed Rate Notes were redeemed for $362 million.

A covenant term loan due in 2017 was issued for $500 million whereas $100 million of 2013 Dollar Floating Rate Secured Notes together with €143 million of 2013 Euro Floating Rate Secured Notes were redeemed. Several open market transactions led to a reduction in principal amount of: Euro denominated Senior Notes 2015 of €32 million, U.S. dollar denominated Senior Notes 2015 of $96 million and U.S. dollar denominated Senior Secured Notes 2018 of $78 million.

In a private transaction, $615 million of Floating Rate Secured Notes 2016 were issued in exchange for €202 million of Euro Floating Rate Secured Notes 2013, $257 million of USD Floating Rate Secured Notes 2013 and cash consideration of $71 million, the latter which has been used in combination with cash to redeem $76 million of USD Floating Rate Secured Notes 2013.

A second covenant term loan due in 2017 for $500 million was issued and used to redeem $275 million of USD Floating Rate Secured Notes 2013 and €150 million of EUR Floating Rate Secured Notes 2013

The euro and U.S. dollar-denominated notes outstanding on December 31, 2011 represent 13% and 87%, respectively, of the total notes outstanding.

The following table summarizes the outstanding notes as of December 31, 2011:

	Principal amount*	Fixed/ floating	Current coupon rate	Maturity date
Super Priority Notes	€29	Fixed	10.0%	2013
Super Priority Notes	$221	Fixed	10.0%	2013
Senior Secured Notes	$922	Fixed	9.75%	2018
Senior Secured Notes	$615	Floating	5.93%	2016
Senior Secured Notes	€142	Floating	4.32%	2013
Senior Secured Notes	$58	Floating	3.15%	2013
Senior Notes	€203	Fixed	8.63%	2015
Senior Notes	$510	Fixed	9.50%	2015
2017 Term Loan Tranche 1	$496	Floating	4.50%	2017
2017 Term Loan Tranche 2	$499	Floating	5.50%	2017

*	amount in millions

A sensitivity analysis in relation to our long-term debt shows that if interest rates were to increase by 1% from the level of December 31, 2011 with all other variables held constant, the annualized interest expense would increase by $14 million. If interest rates were to decrease by 1% from the level of December 31, 2011 with all other variables held constant, the annualized interest expense would decrease by $9 million. This impact is based on the outstanding debt position as of December 31, 2011.

39 Subsequent events

On February 16, 2012, we announced that our subsidiaries, NXP B.V. and NXP Funding LLC, entered into the 2019 Term Loan. The transaction is scheduled to fund on or before March 19, 2012. This new long-term debt has a seven year maturity, has a margin of 4% above LIBOR, with a LIBOR floor of 1.25%, and was priced at 98.5% of par. The covenants of the 2019 Term Loan are substantially the same as those contained in our 2017 Terms Loans. We intend to use the proceeds from the 2019 Term Loan, together with available borrowing capacity under the Revolving Credit Facility, to redeem all of our outstanding euro-denominated 8 5/8% Senior Notes due October 2015 and U.S. dollar-denominated 9 1/2% Senior Notes due October 2015, for a total amount of approximately $775 million.

On January 4, 2012, Trident Microsystems, Inc., of which we currently hold 57% of the stock, filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Although the outcome of the procedure is difficult to determine at this date, it has been announced that Trident and Entropic Communications Inc. (“Entropic”) have reached an agreement on the sale of Trident’s set-top-box business (which constituted part of the consideration we used to purchase its common stock) to Entropic. At this time, the long-term impact to revenue associated with manufacturing services provided and goods supplied by NXP to Trident group companies, and potentially to Entropic, is not known.