Form 20-F/A
period 2011-12-31
NXP Semiconductors N.V.
filed 2012-04-12
CIK 1413447

As filed with the Securities and Exchange Commission on April 12, 2012

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     ☒  Yes     ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)

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

We are filing this Amendment No. 1 to our annual report on Form 20-F for the fiscal year ended December 31, 2011, which was originally filed with the Securities and Exchange Commission on March 13, 2012 (the “2011 Form 20-F”), for the sole purpose of adding Exhibit 101 to Item 19 “Exhibits” and furnishing the Interactive Data as Exhibit 101 in accordance with Rule 405 of Regulation S-T. This Exhibit 101 was not previously filed.

No other changes have been made to the 2011 Form 20-F. This Amendment No. 1 does not reflect events that have occurred after the filing date of March 13, 2012 of the 2011 Form 20-F, or modify or update the disclosures presented therein, except to reflect the amendment described above.

PART III

Item 19.   Exhibits.

Exhibit Number	Description of Document

101#	Financial information from the Registrant’s Annual Report on Form 20-F for the period ended December 31, 2011, filed with the SEC on March 13, 2012, formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated statements of operations for the years ended December 31, 2009, 2010 and 2011

(ii) Consolidated statements of comprehensive income for the years ended December 31, 2009, 2010 and 2011

(iii) Consolidated balance sheets as of December 31, 2010 and 2011

(iv) Consolidated statements of cash flows for the years ended December 31, 2009, 2010 and 2011

(v) Consolidated statements of changes in equity for the years ended December 31, 2009, 2010 and 2011

(vi) Notes to the consolidated financial statements

#	Submitted electronically herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this first amendment to its annual report on its behalf.

NXP Semiconductors N.V. (Registrant)

/s/ RICK CLEMMER	/s/ KARL SUNDSTRÖM
Rick Clemmer Chief Executive Officer (Principal Executive Officer)	Karl Sundström Chief Financial Officer (Principal Financial and Accounting Officer)

Date: April 12, 2012

4