Form 20-F
period 2012-12-31
NXP Semiconductors N.V.
filed 2013-03-01
CIK 1413447

As filed with the Securities and Exchange Commission on March 1, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Class	Outstanding at December 31, 2012
Ordinary shares, par value EUR 0.20 per share	251,751,500 shares

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

This Annual Report contains forward-looking statements that contain risks and uncertainties. Our actual results may differ significantly from future results as a result of factors such as those set forth in Part I. Item 3D. Risk Factors and Part I, Item 5G. Safe Harbor.

The financial information included in this Annual Report is based on United States Generally Accepted Accounting Principles (U.S. GAAP), unless otherwise indicated.

In presenting and discussing our financial position, operating results and cash flows, management uses certain non-U.S. GAAP financial measures. These non-U.S. GAAP financial measures should not be viewed in isolation or as alternatives to the equivalent U.S. GAAP measures and should be used in conjunction with the most directly comparable U.S. GAAP measures. A discussion of non-U.S. GAAP measures included in this Annual Report and a reconciliation of such measures to the most directly comparable U.S. GAAP measures are set forth under “Use of Certain Non-U.S. GAAP Financial Measures” contained in this report under Part I, Item 5A. Operating Results.

Unless otherwise required, all references herein to “we”, “our”, “us”, “NXP” and the “Company” are to NXP Semiconductors N.V. and its consolidated subsidiaries.

A glossary of abbreviations and technical terms used in this Annual Report is set forth on page 82.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following table presents a summary of our selected historical consolidated financial data. We prepare our financial statements in accordance with U.S. GAAP.

The results of operations for prior years are not necessarily indicative of the results to be expected for any future period.

The selected historical consolidated financial data should be read in conjunction with the discussion under Part I, Item 5A. Operating Results and the Consolidated Financial Statements and the accompanying Notes included elsewhere in this Annual Report.

	As of and for the years ended December 31,
($ in millions unless otherwise stated)	2012	2011	2010	2009(1)	2008(1)
Consolidated Statements of Operations:
Revenue	4,358	4,194	4,402	3,519	5,104
Operating income (loss)	412	357	273	(931)	(2,643)
Financial income (expense)-net	(437)	(257)	(628)	682	(614)
Income (loss) from continuing operations attributable to stockholders	(116)	(44)	(515)	(199)	(3,593)
Income (loss) from discontinued operations attributable to stockholders	1	434	59	32	36
Net income (loss) attributable to stockholders	(115)	390	(456)	(167)	(3,557)
Per share data(2)(3):
Basic and diluted earnings per common share attributable to stockholders in $
- Income (loss) from continuing operations	(0.46)	(0.17)	(2.25)	(0.93)	(19.94)
- Income (loss) from discontinued operations	—	1.74	0.26	0.15	0.20
- Net income (loss)	(0.46)	1.57	(1.99)	(0.78)	(19.74)
Weighted average number of shares of common stock outstanding during the year (in thousands)(4)
- Basic and diluted	248,064	248,812	229,280	215,252	180,210
Consolidated balance sheet data:
Cash and cash equivalents	617	743	898	1,026	1,781
Total assets	6,439	6,612	7,637	8,579	10,213
Net assets	1,284	1,357	1,219	1,041	1,182
Working capital(5)	765	969	811	870	1,355
Total debt(6)	3,492	3,799	4,551	5,283	6,367
Total stockholders’ equity	1,049	1,145	986	843	969
Common stock	51	51	51	42	42
Other operating data:
Capital expenditures	(251)	(221)	(258)	(92)	(356)
Depreciation and amortization(7)	533	591	684	887	1,924
Consolidated statements of cash flows data:
Net cash provided by (used for):
Operating activities	722	175	361	(701)	(638)
Investing activities	(243)	(202)	(269)	63	1,046
Financing activities	(574)	(926)	(157)	(109)	299
Net cash provided by (used for) continuing operations	(95)	(953)	(65)	(747)	707
Net cash provided by (used for) discontinued operations	(45)	809	(5)	—	2

(1)	All years prior to 2010 have been restated to reflect the effect of the sale of the Sound Solutions business in 2011 as discontinued operations.
(2)	On February 29, 2008, through a multi-step transaction, the nominal value of the common shares was decreased from €1.00 to €0.01 and all preference shares were converted into common shares, which resulted in an increase of outstanding common shares from 100 million to 4.3 billion. On August 2, 2010, we amended our articles of association in order to effect a 1-for-20 reverse stock split, decreasing the number of shares of common stock outstanding from approximately 4.3 billion to approximately 215 million and increasing the par value of the shares of common stock from €0.01 to €0.20. In all periods presented, basic and diluted weighted average shares outstanding and earnings per share have been calculated to reflect the 1-for-20 reverse stock split.
(3)	The Company has not paid any dividends during the periods presented.
(4)	Due to our net losses from continuing operations attributable to stockholders in the periods from 2008 to 2012, all potentially dilutive securities have been excluded from the calculation of diluted earnings per common share because their effect would be anti-dilutive.
(5)	Working capital is calculated as current assets less current liabilities (excluding short-term debt).

(6)	As adjusted for our cash and cash equivalents our net debt was calculated as follows:

($ in millions)	2012	2011	2010	2009	2008
Long-term debt	3,185	3,747	4,128	4,673	5,964
Short-term debt	307	52	423	610	403

Total debt	3,492	3,799	4,551	5,283	6,367
Less: cash and cash equivalents	(617)	(743)	(898)	(1,026)	(1,781)

Net debt	2,875	3,056	3,653	4,257	4,586

Net debt is a non-GAAP financial measure. See “Use of Certain Non-GAAP Financial Measures” under Part I, 5A. Operating Results.

(7)	Depreciation and amortization includes the cumulative net effect of purchase price adjustments related to a number of acquisitions and divestments, including the purchase by a consortium of private equity investors of an 80.1% interest in our business, described elsewhere in this Annual Report as our “Formation.” The cumulative net effects of purchase price adjustments in depreciation and amortization aggregated to $273 million in 2012, $301 million in 2011, $302 million in 2010, $371 million in 2009 and $658 million in 2008. In 2012, depreciation and amortization included $2 million (2011: $5 million; 2010: $40 million) related to disposals that occurred in connection with our restructuring activities and $2 million (2011: $1 million; 2010: $6 million) relating to other incidental items. For a detailed list of the acquisitions and a discussion of the effect of acquisition accounting, see the “Effect of Acquisition Accounting” section in Part I, Item 5 A. Operating Results. Depreciation and amortization also includes impairments to goodwill and other intangibles, as well as write-offs in connection with acquired in-process research and development, if any.

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

The table below shows the average noon buying rates for U.S. dollars per euro for the five years ended December 31, 2012. The averages set forth in the table below have been computed using the noon buying rate on the last business day of each month during the periods indicated.

	Year ended December 31,
	2012	2011	2010	2009	2008
Average $ per €	1.2859	1.3931	1.3261	1.3935	1.4726

The following table shows the high and low noon buying rates for U.S. dollars per euro for each of the six months in the six-month period ended February 22, 2013:

Month	High	Low
	($ per €)
2012
August	1.2583	1.2149
September	1.3142	1.2566
October	1.3133	1.2876
November	1.3010	1.2715
December	1.3260	1.2930
2013
January	1.3584	1.3047

On February 22, 2013, the noon buying rate was $1.3166 per €1.00.

Fluctuations in the value of the euro relative to the U.S. dollar have had a significant effect on the translation into U.S. dollar of our euro denominated assets, liabilities, revenue and expenses, and may continue to do so in the future. For further information on the impact of fluctuations in exchange rates on our operations, see the “Fluctuations in Foreign Rates May Have An Adverse Effect On Our Financial Results” section in Part I, Item 3D. Risk Factors and the “Foreign Currency Risks” section in Part I, Item 11. Quantitative and Qualitative Disclosures About Market Risk.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The following section provides an overview of the risks to which our business is exposed. You should carefully consider the risk factors described below and all other information contained in this Annual Report, including the Consolidated Financial Statements and related Notes. The occurrence of the risks described below could have a material adverse impact on our business, financial condition or results of operations. Various statements in this Annual Report, including the following risk factors, contain forward-looking statements. Please also refer to Part I, Item 5G. Safe Harbor, contained elsewhere in this Annual Report.

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

In January 2013, the International Monetary Fund projected global world output growth of 3.3% and 3.5% in 2012, and 2013, respectively, a decrease of 0.4% from its 3.9% estimated growth for 2013 released in January 2012. Official forecasts have been fluctuating as of late and negative economic trends may become worse, in particular amidst concerns that the euro crisis may further deepen. Despite indications of stabilization and aggressive measures taken by governments and central banks, there is a significant risk that the global economy could enter into a deeper and longer lasting recession. If economic conditions remain uncertain or deteriorate, our business, financial condition and results of operations could be materially adversely affected.

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

We are highly leveraged. Our substantial indebtedness could have a material adverse effect on us by: making it more difficult for us to satisfy our payment obligations under our senior secured revolving credit facility that we entered into on April 27, 2012 (the “Secured Revolving Credit Facility”) or the secured term credit agreement that we entered into on March 4, 2011 (the “First 2017 Term Loan”), the joinder and amendment agreement to the secured term credit agreement that we entered into on November 18, 2011 (the “Second 2017 Term Loan” and, together with the First 2017 Term Loan the “2017 Term Loans”) and the joinder and amendment agreement to the secured term credit agreement that we entered into on February 16, 2012 (the “2019 Term Loan”) and the joinder and amendment to the secured term credit agreement that we entered into on December 10, 2012 (the “2020 Term Loan” and, together with the 2017 Term Loans and the 2019 Term Loan, the “Term Loans”) and under our euro-denominated floating rate senior secured notes due 2013 (the “Euro Floating Rate Secured Notes”), U.S. dollar-denominated floating rate senior secured notes due 2013 and the U.S. dollar-denominated floating rate senior secured notes due 2016 (together the “Dollar Floating Rate Secured Notes”), U.S. dollar-denominated 9 3/4% senior secured notes due 2018 (the “2018 Dollar Fixed Rate Secured Notes”) and U.S. dollar-denominated 5.75% senior notes due 2021 (the “2021 Dollar Fixed Rate Senior Notes” and, together with the Euro Floating Rate Secured Notes, the Dollar Floating Rate Secured Notes and the 2018 Dollar Fixed

Rate Secured Notes, the “Notes”), limiting our ability to borrow money for working capital, restructurings, capital expenditures, research and development, investments, acquisitions or other purposes, if needed, and increasing the cost of any of these borrowings; requiring us to dedicate a substantial portion of our cash flow from operations to service our debt, which reduces the funds available for operations and future business opportunities; limiting our flexibility in responding to changing business and economic conditions, including increased competition and demand for new services; placing us at a disadvantage when compared to those of our competitors that have less debt and by making us more vulnerable than those of our competitors who have less debt to a downturn in our business, industry or the economy in general. Despite our substantial indebtedness, we may still incur significantly more debt, which could further exacerbate the risks described above.

We may not be able to generate sufficient cash to service and repay all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments or to refinance our debt obligations depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions. In the future, we may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. We have seen substantial negative cash flows from operations in periods of adverse economic developments. Our business may not generate sufficient cash flow from operations and future borrowings under our Secured Revolving Credit Facility or from other sources may not be available to us, in an amount sufficient to enable us to repay our indebtedness, including the Secured Revolving Credit Facility, the Term Loans, or the Notes, or to fund our other liquidity needs, and working capital and capital expenditure requirements, and we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness.

A substantial portion of our indebtedness currently bears interest at floating rates, and therefore if interest rates increase, our debt service requirements will increase. We may therefore need to refinance or restructure all or a portion of our indebtedness, including the Secured Revolving Credit Facility, the Term Loans, the Notes, on or before maturity.

If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional equity investments or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances, any of which could have a material adverse effect on our business, or seeking to restructure our debt through compromises, exchanges or insolvency processes.

If we cannot make scheduled payments on our debt, we will be in default and, as a result:

•	holders of our debt securities could declare all outstanding principal and interest to be due and payable;

•	the lenders under our Secured Revolving Credit Facility could terminate their commitments to lend us money and/or foreclose against the assets securing any outstanding borrowings; and

•	we could be forced into bankruptcy or liquidation.

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

There is new U.S. legislation to improve the transparency and accountability concerning the supply of minerals coming from the conflict zones of the Democratic Republic of Congo and adjoining countries. Such legislation requires that, starting the calendar year beginning January 1, 2013, reporting companies that determine that conflict minerals are necessary to the functionality or production of a product they manufactured or contracted to be manufactured over a calendar year to file a Conflict Minerals Report as an exhibit to a Form SD report. The Conflict Minerals Report is required to set out the due diligence efforts and procedures exercised on the source and chain of custody of such conflict minerals, in accordance with a nationally or internationally recognized due diligence framework, and a description of the company’s products containing such conflict minerals. The implementation of these requirements could increase our legal compliance costs and affect the sourcing and availability of minerals used in the manufacture of our products. As a result, there may only be a limited pool of suppliers who provide conflict free metals, and we cannot assure you that we will be able to obtain products in sufficient quantities or at competitive prices. Also, since our supply chain is complex, we may face reputational challenges with our customers and other stakeholders if we are unable to sufficiently verify the origins of all metals used in our products.

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

•

social and political instability in a number of countries around the world, including continued hostilities in the Middle East, including the threat of war. Although we have no direct investments in North Africa and the Middle East, the ongoing changes may have, for instance via our customers, the energy prices and the financial markets, a negative effect on our business, financial condition and operations;

•	potential terrorist attacks in the US and Europe;

•	epidemics and pandemics, which may adversely affect our workforce, as well as our local suppliers and customers in particular in Asia;

•	adverse changes in governmental policies, especially those affecting trade and investment;

•	our customers or other groups of stakeholders might impose requirements that are more stringent than the laws in the countries in which we are active;

•	foreign currency exchange, in particular with respect to the U.S. dollar, and transfer restrictions, in particular in Greater China; and

•	threats that our operations or property could be subject to nationalization and expropriation.

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

We rely on the efficient and uninterrupted operation of complex information technology applications, systems and networks to operate our business. Any significant interruption in our business applications, systems or networks, including but not limited to new system implementations, computer viruses, cyber attacks, security breaches, facility issues or energy blackouts could have a material adverse impact on our operations, sales and operating results. For example, from time to time, our information technology systems and networks have been attacked by unauthorized parties. Any system or network disruption could result in a loss of our intellectual property, the release of commercially sensitive information or partner, customer or employee personal data, or the loss of production capabilities at one of our manufacturing sites. Therefore, any such severe incident could harm our competitive position, result in a loss of customer confidence, and cause us to incur significant costs to remedy the damages caused by the system or network disruptions, whether caused by cyber attacks, security breaches or otherwise. The protective measures that we are adopting to avoid system or network disruptions may be insufficient to prevent or limit the damage from any future disruptions and any disruption could have a material adverse impact on our business, operations and financial results.

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

We are bound by the restrictions contained in the Secured Revolving Credit Facility, the Term Loans and the indentures related to the Notes, which may restrict our ability to pursue our business strategies.

Restrictive covenants in our Secured Revolving Credit Facility, the Term Loans and the indentures related to the Notes (collectively, the “Indentures”) limit our ability, among other things, to:

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

Our failure to comply with the covenants contained in our Secured Revolving Credit Facility, the Term Loans or the Indentures or our other debt agreements, including as a result of events beyond our control, could result in an event of default which could materially and adversely affect our operating results and our financial condition.

Our Secured Revolving Credit Facility, the Term Loans and the Indentures require us to comply with various covenants. Even though we are currently in compliance with all of our covenants, if there were an event of default under any of our debt instruments that was not cured or waived, the holders of the defaulted debt could terminate commitments to lend and cause all amounts outstanding with respect to the debt to be due and payable immediately, which in turn could result in cross defaults under our other debt instruments. Our assets and cash flow may not be sufficient to fully repay borrowings under all of our outstanding debt instruments if some or all of these instruments are accelerated upon an event of default.

If, when required, we are unable to repay, refinance or restructure our indebtedness under, or amend the covenants contained in, our Secured Revolving Credit Facility or if a default otherwise occurs, the lenders under our Secured Revolving Credit Facility could elect to terminate their commitments thereunder, cease making further loans and issuing or renewing letters of credit, declare all outstanding borrowings and other amounts, together with accrued interest and other fees, to be immediately due and payable, institute enforcement proceedings against those assets that secure the extensions of credit under our Secured Revolving Credit Facility and thereby prevent us from making payments on our debt. Any such actions could force us into bankruptcy or liquidation.

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

Between 2008 and 2011, we executed our redesign program (the “Redesign Program”). We plan to continue to restructure and make changes to parts of the processes in our organization. Furthermore, if the global economy remains as volatile or unstable or if the global economy reenters into a deeper and longer lasting recession, our revenues could decline, and we may be forced to take additional cost savings steps that could result in additional charges and materially affect our business. The costs of implementing any restructurings, changes or cost savings steps may differ from our estimates and any negative impacts on our revenues or otherwise of such restructurings, changes or steps, such as situations in which customer satisfaction is negatively impacted, may be larger than originally estimated. During the fourth quarter of 2012 we announced a restructuring initiative designed to improve operational efficiency and to competitively position the company for sustainable growth.

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

We manufacture, in our own factories as well as subcontracted, our products using processes that are highly complex, require advanced and costly equipment and must continuously be modified to improve yields and performance. Difficulties in the production process can reduce yields or interrupt production, and, as a result of such problems, we may on occasion not be able to deliver products or do so in a timely or cost-effective or competitive manner. As the complexity of both our products and our fabrication processes has become more advanced, manufacturing tolerances have been reduced and requirements for precision have become more demanding. As is common in the semiconductor industry, we have in the past experienced manufacturing difficulties that have given rise to delays in delivery and quality control problems. There can be no assurance that any such occurrence in the future would not materially harm our results of operations. Further, we may suffer disruptions in our manufacturing operations, either due to production difficulties such as those described above or as a result of external factors beyond our control. We may, in the future, experience manufacturing difficulties or permanent or temporary loss of manufacturing capacity due to the preceding or other risks. Any such event could have a material adverse effect on our business, financial condition and results of operations.

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

For example, on January 7, 2009, the European Commission issued a release in which it confirmed it had started an investigation in the smart card chip sector. The European Commission has reason to believe that the companies concerned may have violated European Union competition rules, prohibiting certain practices such as price fixing, customer allocation and the exchange of commercially sensitive information. As one of the companies active in the smart card chip sector, we are subject to the ongoing investigation and assisting the regulatory authorities in this investigation. If the European Commission were to find that we violated European Union competition laws, it could impose fines and penalties on our company that, while the amounts cannot be predicted with certainty, we believe would not have a material adverse effect on our consolidated financial position. However, any such fines or penalties may be material to our consolidated statement of operations for a particular period.

Fluctuations in foreign exchange rates may have an adverse effect on our financial results.

A majority of our expenses are incurred in euro, while most of our revenue is denominated in U.S. dollars. Accordingly, our results of operations may be affected by changes in exchange rates, particularly between the euro and the U.S. dollar. In addition, we have euro denominated assets and liabilities and, since our reporting currency is the U.S. dollar, the impact of currency translation adjustments to such assets and liabilities may have a negative effect on our equity position. In addition, the U.S. dollar-denominated debt held by our Dutch subsidiary with functional currency euro may generate adverse currency results in our financial income and expenses. Part of this effect is mitigated due to the application of net investment hedge accounting, since May 2011, pursuant to which the currency results on (part of) the U.S. dollar denominated debt is reported as part of other comprehensive income within equity instead of financial income and expense in the income statement. Absent the application of net investment hedge accounting, we would have recorded an additional benefit of $26 million, before tax, within financial income and expense in the 2012 statement of operations. We continue to hold or convert a part of our cash in euros as a hedge for euro expenses and euro interest payments. We are exposed to fluctuations in exchange rates when we convert U.S. dollars to euro. The current European sovereign debt crisis and the uncertainties as to its resolution or outcome intensify these currency exchange risks.

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

We sponsor defined benefit pension plans in a number of countries and a significant number of our employees are covered by our defined benefit pension plans. As of December 31, 2012, we had recognized a net accrued benefit liability of $257 million, representing the unfunded benefit obligations of our defined pension plans. The funding status and the liabilities and costs of maintaining such defined benefit pension plans may be impacted by financial market developments. For example, the accounting for such plans requires determining discount rates, expected rates of compensation and expected returns on plan assets, and any changes in these variables can have a significant impact on the projected benefit obligations and net periodic pension costs. Negative performance of the financial markets could also have a material impact on funding requirements and net periodic pension costs. Our defined benefit pension plans may also be subject to demographic trends. Accordingly, our costs to meet pension liabilities going forward may be significantly higher than they are today, which could have a material adverse impact on our financial condition.

Changes in the tax deductibility of interest may adversely affect our financial position and our ability to service the obligations under our indebtedness.

Effective January 1, 2013 certain new limitations will apply to the tax deductibility of interest expense in the Netherlands. A Netherlands company that is considered to be financed with excessive debt, may not be entitled to deduct interest expense on such excessive debt. Existing debt is not grandfathered under these rules. The measurement of whether there is excessive debt is based on mechanical tests that focus on the amount of equity of the company in relation to the acquisition cost of and capital invested in Netherlands and foreign subsidiaries of the Netherlands consolidated group. When the equity of the company is below a certain minimum threshold, the company may be considered to have excessive debt. Certain safe harbor rules apply when new operational businesses are acquired by the company. The application of this limitation on tax deductibility of interest expense may adversely affect our financial position and our ability to service the obligations under our indebtedness.

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

Uncertainties can also result from disputes with local tax authorities about transfer pricing of internal deliveries of goods and services or related to financing, acquisitions and divestments, the use of tax credits and permanent establishments, and tax losses carried forward. These uncertainties may have a significant impact on local tax results. We have various tax assets resulting from acquisitions. Tax assets can also result from the generation of tax losses in certain legal entities. Tax authorities may challenge these tax assets. In addition, the value of the tax assets resulting from tax losses carried forward depends on having sufficient taxable profits in the future.

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

Environmental and other disasters, such as flooding, large earthquakes, volcanic eruptions or nuclear or other disasters, or a combination thereof may negatively impact our business. If flooding, a large earthquake, volcanic eruption or other natural disaster were to directly damage, destroy or disrupt our manufacturing facilities, it could disrupt our operations, delay new production and shipments of existing inventory or result in costly repairs, replacements or other costs, all of which would negatively impact our business. Even if our manufacturing facilities are not directly damaged, a large natural disaster may result in disruptions in distribution channels or supply chains and significant increases in the prices of raw materials used for our manufacturing process. For instance, the nuclear incident following the tsunami in Japan impacted the supply chains of our customers and suppliers. Furthermore, any disaster affecting our customers (or their respective customers) may significantly negatively impact the demand for our products and our revenues.

The impact of any such natural disasters depends on the specific geographic circumstances but could be significant, as some of our factories are located in islands with known earthquake fault zones, including the Philippines, Singapore, Taiwan or Thailand. There is increasing concern that climate change is occurring that may cause a rising number of natural disasters with potentially dramatic effects on human activity. We cannot predict the economic impact, if any, of natural disasters or climate change.

The Private Equity Consortium is able to influence or has control over us and this control limits your ability to influence our significant corporate transactions. The Private Equity Consortium may have conflicts of interest with other stakeholders, including our stockholders.

The consortium of funds advised by Kohlberg Kravis Roberts & Co. L.P. (“KKR”), Bain Capital Partners, LLC (“Bain”), Silver Lake Technology Management Company, L.L.C. (“Silver Lake”), Apax Partners LLP (“Apax”) and AlpInvest Partners N.V. (“AlpInvest”), and collectively, the “Private Equity Consortium”, controls us and, following a secondary offering of shares by certain selling shareholders which settled on February 7, 2013, beneficially owns 42% of our common stock. The Private Equity Consortium will continue to be able to influence or control matters requiring approval by our stockholders, including the election and removal of our directors, our corporate and management policies, potential mergers or acquisitions, payment of dividends, asset sales and other significant corporate transactions. We cannot assure you that the interests of the Private Equity Consortium will coincide with the interests of other holders of our common stock, particularly if we encounter financial difficulties or are unable to pay our debts when due. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their shares as part of such a takeover and might ultimately affect the market price of our common stock.

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

We are a Dutch public company with limited liability (naamloze vennootschap). Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in the Netherlands. The rights of stockholders and the responsibilities of members of our board of directors may be different from the rights and obligations of stockholders in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, our board of directors is required by Dutch law to consider the interests of our company, its stockholders, its employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a stockholder. See Part II, Item 16G. Corporate Governance.

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

Our general meeting of stockholders has empowered our board of directors to issue additional shares or to restrict or exclude pre-

emptive rights on existing shares for a period of five years from August 2, 2010 until August 2, 2015. An issue of new shares may make it more difficult for a stockholder to obtain control over our general meeting.

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

We report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we follow Dutch laws and regulations with regard to such matters, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including: (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the Commission of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are required to file their Annual Report on Form 20-F by 120 days after the end of each fiscal year while U.S. domestic issuers that are large accelerated filers are required to file their Annual Report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, even though we are contractually obligated and intend to make interim reports available to our stockholders, copies of which we are required to furnish to the Securities and Exchange Commission (the “SEC”) on a Form 6-K, and even though we are required to file reports on Form 6-K disclosing whatever information we have made or are required to make public pursuant to Dutch law or distribute to our stockholders and that is material to our company, you may not have the same protections afforded to stockholders of companies that are not foreign private issuers.

We are a foreign private issuer and, as a result, in accordance with the listing requirements of the NASDAQ Global Select Market we rely on certain home country governance practices rather than the corporate governance requirements of the NASDAQ Global Select Market.

We are a foreign private issuer. As a result, in accordance with the listing requirements of the NASDAQ Global Select Market we rely on home country governance requirements and certain exemptions there under rather than relying on the corporate governance requirements of the NASDAQ Global Select Market. For an overview of our corporate governance principles, see Part II, Item 16G. Corporate Governance, including the section describing the differences between the corporate governance requirements applicable to common stock listed on the NASDAQ Global Select Market and the Dutch corporate governance requirements. Accordingly, you may not have the same protections afforded to stockholders of companies that are not foreign private issuers.

As per January 1, 2013, the new Management and Supervision Act (the “Supervision Act”) has come into effect in the Netherlands. The Supervision Act provides for certain changes in Dutch company law. As a result of the Supervision Act, Dutch company law no longer contains restrictions on the powers of directors to represent the company in case of a conflict of interest, but provides that a member of the board of directors may not participate in the discussion and decision-making of the board about the conflicted subject. If all members of the board of directors have a conflict of interest, the resolution concerned will be adopted by the general meeting of shareholders, unless the articles of association provide otherwise. Our articles of association do not contain such alternative arrangements. If an executive director or a non-executive director does not comply with the provisions on conflicts of interest, the resolution concerned is subject to nullification (vernietigbaar) and the director concerned may be held liable towards us.

In addition, the Supervision Act introduces a limitation on the number of supervisory positions that managing/executive and supervisory/non-executive directors of so called large entities may hold. We qualify as a large entity. Aside from the new restrictions on the number of supervisory positions, the Supervision Act also contains a required gender balance. This means that for large entities the seats in a managing, supervisory or one tier board are to be divided among individuals, and the balanced participation is deemed to exist if at least 30% of the seats are taken by men and at least 30% by women. Pursuant to the Supervision Act, if we do not comply with the gender diversity rules, we will be required to explain this in our annual report.

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

As of February 7, 2013, there were 251,751,500 shares of our common stock outstanding, of which approximately 51% were freely tradable on the NASDAQ Global Select Market following the sale of shares of our common stock by the Private Equity Consortium on February 7, 2013.

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

From time to time, we release guidance regarding our future performance that represents our management’s estimates as of the date of release. This guidance, which consists of forward-looking statements, is prepared by our management and is qualified by, and subject to, the assumptions and the other information contained or referred to in such release and the factors described under “Forward-Looking Statements”. Our guidance is not prepared with a view toward compliance with published guidelines of the American Institute of Certified Public Accountants, and neither our independent registered public accounting firm nor any other independent expert or outside party compiles or examines the guidance and, accordingly, no such person expresses any opinion or any other form of assurance with respect thereto.

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

We were incorporated in the Netherlands as a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under the name KASLION Acquisition B.V. on August 2, 2006, in connection with the sale by Philips of 80.1% of its semiconductor business to the “Private Equity Consortium”. For a list of the specific funds that hold our common stock and their respective share ownership, see Part I, Item 7A. Major Shareholders elsewhere in this document. Initially, the Private Equity Consortium invested in our Company through KASLION Holding B.V., a Dutch private company with limited liability.

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

On March 31, 2011, certain of our stockholders offered 30 million shares of our common stock, priced at $30.00 per share. The underwriters of the offering exercised in full their option to purchase from the selling stockholders 4,431,000 additional shares of common stock at the secondary offering price. We did not receive any proceeds from this secondary offering. The settlement date for the offering was April 5, 2011. On February 4, 2013, certain of our stockholders offered 30 million shares of our common stock, priced at $30.35 per share. We did not receive any proceeds from this secondary offering either. The settlement date for the offering was February 7, 2013.

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

NXP Repositioning

Since our separation from Philips in 2006, we have significantly repositioned our business and market strategy. Further, between 2008 and 2011, we executed our Redesign Program to better align our costs with our more focused business scope, and in November 2012 we announced the introduction of our OPEX Reduction Program focusing specifically on selling, general and administrative expenses and aimed at finding ways to run our company more efficiently in our cyclical industry. Key elements of our repositioning are:

•

Focus on High Performance Mixed Signal solutions. We have implemented our strategy of focusing on High Performance Mixed Signal solutions because we believe it to be an attractive market in terms of growth, barriers to entry, relative market share, relative business and pricing stability, and capital intensity. Several transactions have been core to our strategic realignment and focus on High Performance Mixed Signal: in September 2007, we divested our cordless phone system-on-chip business to DSP Group, Inc. (“DSPG”); in July 2008, we contributed our wireless activities to the ST-NXP Wireless joint venture (our stake in which was subsequently sold, with the business being renamed “ST-Ericsson”); and in February 2010, we merged our television systems and set-top box business with Trident. Our primary motivations for exiting the system-on-chip markets for wireless activities and consumer applications were the significant research and development investment requirements and high customer concentration inherent in these markets. In addition, we sold two non-semiconductor component businesses. On December 14, 2010, we sold NuTune Singapore Pte. Ltd. (“NuTune”), our joint venture with Technicolor S.A. that produces can tuner modules for all segments related to broadcast transmission, to AIAC. In July 2011, we sold our Sound Solutions business (formerly included in our Standard Products segment), which makes mobile speakers and receivers, to Knowles Electronics, an affiliate of Dover Corporation. This has enabled us to significantly increase our research and development investments in the High-Performance Mixed-Signal applications on which we focus. To further strengthen our High Performance Mixed Signal position, we have made a number of acquisitions in recent years, such as the acquisition on July 21, 2010 of Jennic Ltd., a developer of low power RF solutions for wireless applications. On April 12, 2012 we acquired Catena Holding B.V., a design and IP company, specialized in radio frequency communication, analog, mixed signal and digital signal processing.

•

New customer engagement strategy. We have implemented a new approach to serving our customers and have invested in significant additional resources in our sales and marketing organizations. We have created “application marketing” teams that focus on delivering solutions that include as many suitable NXP components as possible in their system reference designs, which helps us achieve greater cross-selling between our various product lines, while helping our customers accelerate their time to market. With an increased number of application engineers and our applications marketing approach, we are able to engage with more design locations ranging from our largest, highest volume customers to the mid-size customers who typically have lower volumes but more attractive margins.

During the fourth quarter of 2012 NXP adopted a cost savings and restructuring initiative designed to improve operational efficiency and to competitively position the Company for sustainable growth. This initiative primarily relates to a worldwide workforce reduction of approximately 650 employees, with the majority of the headcount reductions in Europe and the U.S. For additional information regarding our restructuring initiatives please refer to Note 14 to the Consolidated Financial Statements included in Part III, Item 18 of this Report.

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

Our High Performance Mixed Signal businesses deliver High Performance Mixed Signal solutions to our customers to satisfy their system and sub systems needs across application areas such as: automotive, identification, mobile, consumer, computing, wireless infrastructure, lighting and industrial.

Our Standard Products business segment offers standard products for use across many applications markets, as well as application-

specific standard products predominantly used in application areas such as mobile handsets, computing, consumer and automotive.

Our Manufacturing Operations are conducted through a combination of wholly owned manufacturing facilities, manufacturing facilities operated jointly with other semiconductor companies and third-party foundries and assembly and test subcontractors, which together form our Manufacturing Operations segment. While the main function of our Manufacturing Operations segment is to supply products to our High Performance Mixed Signal and Standard Products segments, revenue and costs in this segment are to a large extent derived from sales of wafer foundry and packaging services to our divested businesses in order to support their separation and, on a limited basis, their ongoing operations. As these divested businesses develop or acquire their own foundry and packaging capabilities, our revenue from these sources is declining.

Corporate and Other includes unallocated research expenses not related to any specific business segment, corporate restructuring charges not allocated to High Performance Mixed Signal and Standard Products and other expenses, as well as some operations not included in our two business segments, such as software solutions for mobile phones (the “NXP Software” business). Revenue recorded in Corporate and Other is primarily generated by the NXP Software business.

B. Business Overview

Our Company

We are a global semiconductor company and a long-standing supplier in the industry, with over 50 years of innovation and operating history. We provide leading High Performance Mixed Signal and Standard Product solutions that leverage our deep application insight and our technology and manufacturing expertise in RF, analog, power management, interface, security and digital processing products. Our product solutions are used in a wide range of applications such as: automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing. We engage with leading original equipment manufacturers (“OEMs”) worldwide and 62% of our revenue in 2012 was derived from Asia Pacific (excluding Japan).

Since our separation from Koninklijke Philips Electronics N.V. (“Philips”) in 2006, we have significantly repositioned our business to focus on High Performance Mixed Signal solutions and have implemented a restructuring program and taken other restructuring initiatives aimed at achieving a world-class cost structure and streamlined processes. As of December 31, 2012, we had 25,358 full-time equivalent employees located in over 25 countries, with research and development activities in Asia, Europe and the United States, and manufacturing facilities in Asia and Europe. For the year ended December 31, 2012, we generated revenue of $4,358 million.

Markets, applications and products

We sell two categories of products, High Performance Mixed Signal product solutions and Standard Products. The first category, which consists of highly differentiated application-specific High Performance Mixed Signal semiconductors and system solutions, accounted for 80% of our total product revenue in 2012. We believe that High Performance Mixed Signal is an attractive market in terms of growth, barriers to entry, relative business and pricing stability and capital intensity. The second of our product categories, Standard Products, accounted for 20% of our total product revenue in 2012, and consists of devices that can be incorporated in many different types of electronics equipment and that are typically sold to a wide variety of customers, both directly and through distributors. Manufacturing cost, supply chain efficiency and continuous improvement of manufacturing processes drive the profitability of our Standard Products.

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

We leverage our technical expertise in the areas of RF, analog, power management, interface, security technologies and digital processing across our priority applications markets. Our strong RF capabilities are utilized in our high performance RF for wireless infrastructure and industrial applications, television tuners, car security and car radio products and contactless identification products. Our power technologies and capabilities are applied in our lighting products, AC-DC power conversion and audio power products, while our ability to design ultra-low power semiconductors is used in a wide range of our products including our consumer, mobile, identification, healthcare products and our microcontrollers. Our high-speed interface design skills are applied in our interface products business, and our security solutions are used in our identification, microcontroller, telematics and smart metering products and solutions. Finally, our digital processing capabilities are used in our Auto DSPs, the products leveraging our Coolflux ultra-low power DSPs, such as in our mobile audio and hearing aid business, and our microcontroller based products. In addition, our digital processing knowledge is used to design High Performance Mixed Signal solutions that leverage other suppliers’ digital processing products.

In 2012, we organized the High Performance Mixed Signal segment in four Business Units named: Automotive, Identification, Infrastructure & Industrial and Portable & Computing. The below table provides an overview of the key applications per Business Unit, the leading market positions and our key customers.

	Automotive	Identification	Infrastructure & Industrial	Portable & Computing

Key applications	• Car access & immobilizers • In vehicle networking • Car entertainment • Telematics • ABS • Transmission/throttle control • Automotive Lighting	• Secure identity • Secure transactions • Tagging & authentication	• Wireless base stations • Satellite & CATV infra • Radar • Power supplies • Lighting • Personal Healthcare • TV & Set-top boxes • Mobile Handsets	• Mobile handset • Tablet • Monitor • Personal computer • Smart metering • White goods & home appliances • Pachinko machines • Medical • Industrial • Consumer

Selected market leading positions	• #1 Can/LIN/ Flex Ray in-vehicle networking • #1 passive keyless entry/ immobilizers • #1 car radio • #3 magnetic sensors	• #1 e-Government • #1 Transport & Access management • #2 Banking • #1 NFC	• #2 in RF Power • #1 in silicon tuners	• #2 Standard Logic • # 3 in interface

Key OEM customers	• Alpine • Becker • Bosch • Clarion • Continental • Delphi • Hyundai • Panasonic • Valeo • Visteon	• Bundesdrucker • Giesecke • Gemalto • HTC • KEBT • Oberthur • ORGA • Samsung • Smartrac • Sony	• Ericsson • Huawei • Lite-on • LGE • Motorola • NSN • Philips • Samsung • TCL • ZTE	• Apple • Bosch • Continental • Cisco • Foxconn • HP • Huawei • Nintendo • Philips • Samsung

The customers listed above represent our key OEM and electronic manufacturing services customers based on 2012 revenue. Key distributors across these applications are Arrow, Avnet, Vitec and WPG. These distributors represent our top four distributors in terms of revenue in 2012 in the High Performance Mixed Signal segment.

Automotive. In the automotive market we are a leader in in-vehicle networking, car passive keyless entry and immobilization, and car radio and car audio amplifiers. We also hold a number 3 position1,2 in the automotive magnetic field sensors market based on worldwide revenues for 2011 and have an emerging business in telematics and car solid state lighting drivers.

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

Our leadership in mid- and high-end car radio is driven by excellent reception performance, whereas in the low-end and after-market car radio, our leadership is driven by our one-chip radio solutions that offer ease of implementation and low cost of ownership. In digital reception, we have developed multi-standard radios based on our software-defined radio implementation. In addition, we provide class-AB and class-D audio amplifiers and power analog products for car entertainment. In telematics, we have developed a complete and secure systems solution for implementation in car on-board units, which we supply in a module that is small in size and delivers good performance. We leverage our proprietary processes for automotive, high-voltage, RF and non-volatile processes as well as our technology standards and leading edge security IP developed by our identification business, to deliver our automotive solutions. We are compliant with all globally relevant automotive quality standards (such as ISO/TS16949 and VDA6.3)

For the full year 2012, we had High Performance Mixed Signal revenue of $939 million in automotive applications, compared to $930 million in 2011, which represents a 1% year over year increase. According to Strategy Analytics, the total market for automotive semiconductors was $23.7 billion in 2011, and projects it will grow at a compounded annual growth rate of 9.5% between 2011 and 2015. According to Strategy Analytics’ estimates we were the fifth largest supplier of automotive semiconductors worldwide in 2011, with a market share of 6.4%.

Identification. Based on our 2012 revenue, we are number 1 in the overall identification chip market, and are especially well positioned in the faster growing contactless identification IC market.

We address all segments of the market, except for the commodity SIM market. We are the largest supplier world-wide of IC’s for e-government, transportation and access management and NFC. For example, we supply to approximately 85% of worldwide e-passport

[1]	Source: Gartner, Inc., Market Share, Semiconductor Applications, Worldwide, 2011, March 27, 2012.
[2]	The Gartner Report(s) described herein, (the “Gartner Report(s)”) represent(s) data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Filing) and the opinions expressed in the Gartner Report(s) are subject to change without notice.

projects, and our MIFARE product is used in approximately 70% of the public transport systems that have adopted electronic ticketing. We have led the development and standard setting of near field communications (NFC), which is a rapidly growing standard for secure short-range connectivity that has been established to enable secure transactions between mobile devices and point-of-sale terminals or other devices, and are pursuing the fast-growing product authentication market. Our leadership in the identification market is based on the strength of our security, end-to-end system contactless read speed performance, our ability to drive new standard settings and the breadth of our product portfolio. Key growth drivers will be the adoption of new security standards in existing smart card markets, the implementation of security ICs in a range of devices to enable secure mobile transactions and product authentication, and the increase in new radio frequency identification applications such as supply chain management.

For the full year 2012, we had High Performance Mixed Signal revenue of $986 million in identification applications, compared to $698 million in 2011, which represents a 41.3% year over year growth. According to ABI Research, the market size for identification ICs was $2.2 billion in 2011, and is expected to grow at a compounded annual rate of 20% to $4.6 billion in 2015.

Infrastructure and Industrial. We have a leading market position in high-performance radio frequency solutions, are the market leader in silicon tuners, have a broad portfolio in lighting drivers and strong positions in selected niche segments of the AC-DC power conversion and personal healthcare markets. In addition, we have an emerging business in low power connectivity and mobile audio. Our overall revenue in these businesses was $604 million in 2012 versus $617 million in 2011, which represents a decline of 2.1% year over year.

Our leading high-performance radio frequency business mainly provides RF front-end solutions for markets, such as mobile base stations, wireless connectivity, satellite and CATV infrastructure and receivers, industrial applications, and to a lesser extent addresses the military and aerospace markets. We have a leading position in RF Power Amplifiers and significant sales in Small Signal RF discretes and RF ICs for consumer electronics and cable television infrastructure, while we have emerging businesses in RF ICs for mobile base stations and monolithic microwave ICs (“MMICs”). Our leadership is based on our world-class proprietary RF process technologies and technology advancements that drive overall system performance, such as power scaling in mobile base stations. We are engaged with the majority of the largest customers in mobile base stations and in several other application areas. Key growth drivers for our high-performance RF business include infrastructure build-outs driven by the substantial growth in mobile data use and digital broadcast adoption, infrastructure development of developing countries, including China, new radar implementations, and our expansion into new product markets such as wireless communications LNAs and infrastructure MMICs. The market for RF Power Amplifiers, is estimated to be $1.3 billion in 2012.

We are the leader in silicon tuners for televisions and set-top boxes. Our market strengths are our specialty RF process technology, decades of experience in designing tuners that work under all broadcasting standards and conditions across the world, and our innovations in new broadcasting standards. Key growth drivers for our products in these markets include the adoption of silicon tuners by TV manufacturers, penetration of new broadcast standards such as DVB-T2, DVB-C2 and DOCSIS 3.0, and the adoption of multi-tuner applications. The market for silicon tuners was$0.3 billion in 2011, and is expected to grow at a compounded annual growth rate of 2.7% between 2011 and 2015.

In lighting, we have a broad driver portfolio serving all main segments in general lighting applications. Our strength in lighting ICs is based on our leading-edge high-voltage power analog process technologies and system optimization concepts, such as our patented technology to develop sensors-less temperature-controlled LED drivers. The lighting IC market is a high growth market, partly driven by government regulations around the world that ban or discourage the use of incandescent light bulbs and encourage or mandate CFL and LED lighting solutions and by energy-savings conscious customers. We have doubled our sales in LED drivers from 2011 to 2012.

We are a key player in high efficiency AC-DC power conversion ICs for notebook personal computers (our “green chip” solutions), and are expanding our offering into mobile device chargers. Our strength in AC-DC power conversion is based on our leading edge high-voltage power analog process technologies and engineering capabilities in designing high efficiency power conversion products. Due to worldwide conservation efforts, many countries, states and local governments have adopted regulations that increase the demand for higher power efficiency solutions in computing and consumer applications, especially in power conversion.

Our personal healthcare revenue is generated by our hearing aid products, which leverage our proprietary ultra low power Coolflux DSP, our low power audio IC design capabilities and our magnetic induction radio technology. We design customer-specific ICs for major hearing aid OEMs, and many of these customers fund our product development efforts.

In addition, we have two emerging product development areas, one focused on the mobile audio market and the other on the low power connectivity market. Our mobile audio business focuses on smart speaker drivers and leverages many of the same core technologies and competencies as our personal healthcare business. In 2012 we started shipping to a key smart phone OEMs. Our low power connectivity business started in 2010 through the acquisition of Jennic, which brought us a portfolio of 802.15.4-based low power connectivity ICs with a broad range of both the Zigbee standard-based as well as proprietary protocol stacks. With this portfolio we target the emerging Internet of Things market, starting with application solutions for smart lighting, smart energy, wireless remote controls & switches and healthcare monitoring.

Portable and Computing. We are a leader in digital logic, a top three supplier in the fragmented interface market and have a strong portfolio in 32-bit ARM microcontrollers. Our overall High Performance Mixed Signal revenue in these businesses was $753 million in 2012, compared to $661 million in 2011, which represents a 13.9% year over year growth.

In microcontrollers, we have a strong position in multi-purpose 32-bit ARM microcontrollers serving a broad array of applications. ARM processor cores have been gaining momentum in the general purpose MCU market during the past few years. Our competitive advantage is based on having been a launching partner for several low power ARM microcontroller cores, our rich portfolio of analog and security IP, which we integrate with the ARM core into a family of microcontroller products, and our distribution leverage based on our ability to offer a full microcontroller software development kit. Our ARM Cortex M0-based products achieve pricing levels that places it squarely in competition with 8-bit microcontrollers, while offering better performance in terms of processing speed and system power consumption, expanding the addressable market for 32-bit ARM microcontrollers at the expense of 8-bit ARM microcontrollers. Gartner estimates the worldwide market for Microcontrollers 32-bit to be $5.0 billion in 2011, and expects a compounded annual growth rate of 7.6% between 2011 and 20153. The interface products market is highly fragmented with niche markets around each of the established interface standards, where overall we are the 3rd ranked player1 in 2011 for worldwide shipments of Interface ICs. Our products address many interface standards and we serve various applications across the mobile, computing, industrial, consumer and automotive markets. We have broad product portfolios in five interface segments, being UARTs and bridges, I2C and SPI LED controllers, low power real-time clocks and watch ICs, HDMI switches and transceivers, and display port multiplexers. Our core competencies are the design of high speed interfaces, high voltage design needed for LED and LCD drivers, ultra low power design for real-time clocks and watch ICs, and our ability to engage with leading OEMs in defining new interface standards and product designs. While we successfully engage with leading OEMs to drive our innovation roadmaps, we generate a large part of our revenue by subsequently selling these products to a very broad customer base, which we serve through our distribution channel. We are engaged in development activities and standard setting initiatives with many of the innovation leaders in each of these markets. Key growth drivers will be the adoption rate of new high-speed interface standards such as display port and USB, and application specific interface products for the mobile market. In 2012 we ramped up a major design win with one of the leading smart phone OEMs. According to Gartner, the worldwide Interface IC market is projected to grow at a 1.8% compounded annual rate between 2011 and 2015, from a revenue base of $1.6 billion in 20113.

We have a number 2 position in Standard Logic IC markets based on worldwide revenue for 20111, which we leverage in a large number of our High Performance Mixed Signal solutions. We offer several product families for low-voltage applications in communication equipment, personal computers, personal computer peripherals and consumer and portable electronics. Our 3V and 5V families hold a leading share of the logic market. We are currently expanding the higher margin product range in this business by expanding, among others, our switches and translators (or custom logic) portfolio and optimizing our manufacturing. Gartner sizes the worldwide Standard Logic market at $1.6 billion in 2011, and is estimated to grow with compound annual rate of 1% between 2011 and 20153.

Standard Products

Our Standard Products business supplies a broad range of standard semiconductor components, such as small signal discretes, power discretes, protection and signal conditioning devices and linear devices, which we largely produce in dedicated in-house high-volume manufacturing operations. Our portfolio consists of a large variety of catalog products, using widely-known production techniques, with characteristics that are largely standardized throughout the industry as well as leading discrete solutions especially in the field of ESD protection / EMI filtering and low loss rectification and power switching. Our Standard Products are often sold as separate components, but in many cases, are used in conjunction with our High Performance Mixed Signal solutions, often within the same subsystems. Further, we are able to leverage customer engagements where we provide standard products devices, as discrete components, within a system to identify and pursue potential High Performance Mixed Signal opportunities.

Our products are sold both directly to OEMs as well as through distribution, and are primarily differentiated on cost, packaging type and miniaturization, and supply chain performance. Alternatively, our innovative products include “design-in” products, which require significant engineering effort to be designed into an application solution. For these products, our efforts make it more difficult for a competitor to easily replace our product, which makes these businesses more predictable in terms of revenue and pricing than is typical for standard products.

[3]	Source: Gartner, Inc., Semiconductor Forecast Database, 4Q12 Update, December 7, 2012.

Our key product applications, markets and customers are described in the table below.

Key applications	• SS Transistors and Diodes • SS MOS • Power MOS • Bipolar Power Transistors • Thyristors • Rectifiers • Interface protection devices • Voltage Regulators

Key product markets	• All applications

Key OEM and electronic manufacturing services (EMS) customers	• Apple • Asustek • Bosch • Continental • Delphi • Delta Electronics • Foxconn • Nokia • Philips • Samsung

The customers listed above represent our key OEM and electronic manufacturing services customers based on 2012 revenue. Key distributors across these applications are Arrow, Avnet, Future and WPG. These distributors represent our top four distributors in terms of revenue in 2012 in the Standard Products segment.

In 2012, our Standard Products business generated net revenue of $832 million, compared to $925 million in 2011, which represents a 10.1% year over year decline. The market for discretes, excluding RF & Microwave, is expected to grow at a compounded annual rate of 3%, from $20 billion in 2011 to $22 billion in 2015.

We are the number two global supplier of small-signal discretes with one of the broadest product portfolios in the industry. We have a strong position due to our strong cost competitiveness, supply chain performance, leverage of our OEM relationships and a broadening portfolio. We are focusing on expanding our share of higher margin products in this business. In addition, we are also building a small signal MOSFET product line, which leverages our small signal transistors and diodes packaging operations and strong customer relationships. In addition to our small signal discretes products, we have a Power MOSFET product line, which is focused on the low-voltage segment of the market. The majority of our revenue in Power MOSFETs is to automotive customers. We have recently introduced a new range of Automotive Power MOSFET products in our Trench 6 manufacturing process. Finally, we have small bipolar power, thyristor and rectifier product lines, which are focused on specific applications, such as white goods and power supplies, and are sold as part of our overall High Performance Mixed Signal application solutions.

We have invested significantly into developing a competitive range of LDO’s especially for use in mobile devices. In the coming year we will further enhance our portfolio in this area and complement it with state-of-the-art DC/DC devices as well. Our range of ICs also includes ESD protection and filtering solutions for standard interfaces in consumer products, computing, and mobile devices.

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

In addition, on a limited basis, we also produce and sell wafers and packaging services to our divested businesses (currently Entropic Communications, Sigma Designs, IDT and DSPG) in order to support their separation and, on a limited basis, their ongoing operations. As these divested businesses develop or acquire their own foundry and packaging capabilities, our revenue from these sources is declining. Our agreement with DSPG expired in December 2010 (although we have an ongoing obligation to supply services relating to certain specialty processes until December 2014), the supplies to ST-Ericsson have effectively been terminated except for a small number of identified products and the former agreement with Trident Microsystems was converted into two separate agreements with Entropic and Sigma after Trident’s bankruptcy. The agreement with IDT is the result of the sale of our high-speed dataconverter activity to IDT.

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

Our back-end manufacturing facilities test and package many different types of products using a wide variety of processes. To optimize flexibility, we use shared technology platforms for our back-end assembly operations. Most of our assembly and test activities are maintained in-house, as internal benchmarks indicate that we achieve a significant cost advantage over outsourcing options due to our scale and operational performance. In addition, control over these processes enables us to deliver better supply chain performance to our customers. Finally, a number of our High Performance Mixed Signal products enjoy significant packaging cost and innovation benefits due to the scale of our Standard Products business, which manufactures tens of billions of units per year.

The following table shows selected key information with respect to our major front-end and back-end facilities:

Site	Ownership	Wafer sizes used	Line widths used (vm)	Technology
			(Microns)
Front-end
Singapore(1)	61.2%	8”	0.14-0.25	CMOS
Jilin, China(2)	60%	5”	>4	Bipolar
Nijmegen, the Netherlands	100%	8”	0.14-0.80	CMOS, BiCMOS, LDMOS
Nijmegen, the Netherlands(3)	100%	6”	0.50-3.0	CMOS
Hamburg, Germany	100%	6”/8”	0.5-3.0	Discretes, Bipolar
Manchester, United Kingdom	100%	6”	0.5	Power discretes
Back-end(4)
Kaohsiung, Taiwan	100%	—	—	Leadframe-based packages and ball grid arrays
Bangkok, Thailand	100%	—	—	Low-pin count leadframes
Hong Kong, China(5)	100%	—	—	Pilot factory discrete devices
Guangdong, China	100%	—	—	Discrete devices
Seremban, Malaysia	100%	—	—	Discrete devices
Cabuyao, Philippines	100%	—	—	Power discretes, sensors and RF modules processes

(1)	Joint venture with TSMC; we are entitled to 60% of the joint venture’s annual capacity.
(2)	Joint venture with Jilin Sino-Microelectronics Co. Ltd.; we own 60% of the joint venture’s annual capacity.
(3)	Closure foreseen for 2013.
(4)	In back-end manufacturing we entered into a joint venture with ASE in Suzhou (ASEN), in which we currently hold a 40% interest.
(5)	Closure foreseen for 2013.

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

Corporate and Other

We also sell software solutions for mobile phones through our NXP Software business.

The NXP Software solutions business develops audio and video multimedia solutions that enable mobile device manufacturers to produce differentiated hand held products that enhance the end-user experience. Our software has been incorporated into over 1 billion mobile devices produced by the world’s leading mobile device manufacturers.

Sales, Marketing and Customers

We market our products worldwide to a variety of OEMs, ODMs, contract manufacturers and distributors. We generate demand for our products by delivering High Performance Mixed Signal solutions to our customers, and supporting their system design-in activities by providing application architecture expertise and local field application engineering support. We have 36 sales offices worldwide.

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

Our sales and marketing strategy focuses on deepening our relationship with our top OEMs and electronic manufacturing service customers and distribution partners and becoming their preferred supplier, which we believe assists us in reducing sales volatility in challenging markets. We have long-standing customer relationships with most of our customers. Our 10 largest OEM customers are Apple, Bosch, Continental, Delphi, Gemalto, Giesecke/Devrient, Huawei, NSN, Panasonic and Samsung. When we target new customers, we generally focus on companies that are leaders in their markets either in terms of market share or leadership in driving innovation. We also have a strong position with our distribution partners, being the number two semiconductor supplier (other than microprocessors) through distribution worldwide. Our 3 largest distribution partners are Arrow, Avnet and WPG.

Based on total revenue during 2012, excluding the revenue from Manufacturing Operations, our top 40 OEM customers, of which some are supplied via distributors, accounted for 49% of our total revenue, our ten largest OEM customers accounted for approximately 28% of our total revenue and no customer represented more than 7% of our total revenue. We generated approximately 27% of our total revenue through our 3 largest distribution partners, of which WPG was the only larger than 10% customer with 12% of total revenues, and another 20% with our other distributors.

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

Research and Development, Patents and Licenses, etc.

See the discussion set forth under Part I, Item 5C. Research and Development, Patents and Licenses, etc.

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

Our key competitors in alphabetical order include Analog Devices Inc., Atmel Corporation, Entropic Communications Inc., Fairchild Semiconductors International Inc., Freescale, Infineon, International Rectifier Corporation, Linear Technology Corporation, Maxim Integrated Products, Inc., MaxLinear, Renesas, ON Semiconductor Corporation, Power Integrations Inc., ROHM Co., Ltd., Silicon Laboratories Inc., STMicroelectronics and Texas Instruments Incorporated.

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

Legal Proceedings

The information set forth under the “Litigation” caption of Note 10 of our Notes to the Consolidated Financial Statements included in Part III, Item 18 of this Report is incorporated herein by reference. For additional discussion of certain risks associated with legal proceedings, see Part I, Item 3D. Risk Factors above.

Environmental Regulation

The information set forth under the “Environmental remediation” caption of Note 10 of our Notes to the Consolidated Financial Statements included in Part III, Item 18 of this Report is incorporated herein by reference. For additional discussion of certain risks associated with environmental regulation, see Part I, Item 3D. Risk Factors above.

C. Organizational Structure

A list of our significant subsidiaries, including name, country of incorporation or residence and proportion of ownership interest and voting power is provided as “Exhibit 21.1” under Part III, Item 19. Exhibits and is incorporated herein by reference.

CORPORATE STRUCTURE

The following chart reflects our corporate structure as of December 31, 2012.

Public investors
Private Investors (1)
PPTL Investment LP (2)
Employees and Directors (3)
NXP Semiconductors N.V. (the Issuer)
NXP B.V.
Indebtedness
• Secured Revolving Credit Facility
• Term Credit Facility
• Secured Notes
• Unsecured Notes
Material Subsidiaries
NXP Semiconductors Netherlands B.V.
NXP Semiconductors France SAS
NXP Semiconductors Germany GmbH
NXP Semiconductors Hong Kong Ltd.
NXP Semiconductors Philippines Inc.
NXP Semiconductors Singapore Pte. Ltd.
NXP Semiconductors Taiwan Ltd.
NXP Manufacturing (Thailand) Ltd.
NXP Semiconductors UK Ltd.
NXP Semiconductors USA Inc.
NXP Semiconductors Guangdong Ltd.
Joint Ventures and Alliances
• Systems on Silicon Manufacturing Company Pte. Ltd. ("SSMC")
• ASEN Semiconductors Co. Ltd. ("ASEN")
• Advanced Semiconductor Manufacturing Corporation Ltd. ("ASMC")
• Jilin NXP Semiconductors Ltd. ("Jilin")

(1)	Includes the Private Equity Consortium, as well as certain co-investors. Some of our co-investors have recently sold all or part of their shares of our common stock, in accordance with the applicable securities law exemptions from registration.
(2)	On October 29, 2010, PPTL Investment LP purchased shares of common stock from Philips Pension Trustees Limited. The latter had purchased these shares of common stock from Royal Philips Electronics on September 7, 2010.
(3)	For a more detailed description of our management equity stock option plan (“Management Equity Stock Option Plan”) and our Long-Term Incentive Plans 2011 and 2012, see the discussion set forth under “Share Based Compensation Plans” contained in this Report in Part I, Item 6B. Compensation.

D. Property, Plant and Equipment

NXP uses 56 sites in 29 countries with approximately 25,300 full-time employees, 8.9 million square feet of total owned and leased building space of which 6.0 million square feet is owned property.

The following table sets out our principal real property holdings as of December 31, 2012:

Location	Use	Owned/leased	Building space (square feet)
Eindhoven, the Netherlands	Headquarters	Leased	248,736
Hamburg, Germany	Manufacturing	Owned	798,336
Nijmegen, the Netherlands	Manufacturing	Owned	2,031,242
Singapore	Manufacturing	Owned	739,502
Bangkok, Thailand	Manufacturing	Owned	560,493
Cabuyao, Philippines	Manufacturing	Owned	444,059
Kaohsiung, Taiwan	Manufacturing	Owned	342,971
Manchester, United Kingdom	Manufacturing	Owned	273,266
Jilin, China(1)	Manufacturing	Leased	138,850
Hong Kong, China	Manufacturing	Leased	289,971
Guangdong, China	Manufacturing	Leased	889,374
Seremban, Malaysia	Manufacturing	Owned	316,471

(1)	Leased by the Jilin joint venture.

The following is a summary of the terms of our material lease agreements:

Manufacturing in Singapore (SSMC) leases the land at 70 Pasir Ris Drive 1 in Singapore from Jurong Town Corporation for use as a manufacturing facility. The lease commenced on June 1, 1999 for a term of 30 years at an annual rental rate of 1,484,584 Singapore Dollars ($1,146,378), which amount is subject to revision up to, but not exceeding, 5% of the yearly rent for the immediately preceding year, on the anniversary of the lease commencement date. The building has 739,502 square feet of floor space and is owned by us.

We lease 889,374 square feet of manufacturing space through our subsidiary, NXP Semiconductors Guangdong Ltd., at Tian Mei High Tech, Industrial Park, Huang Jiang Town, Dongguan City, Guangdong, China, from Huangjiang Investment Development Company (“Huangjiang”). The lease commenced on October 1, 2003 for a term of 13 years at an annual rental rate calculated to be the greater of: (a) a yearly rental rate of RMB96 ($15) per square meter or (b) a yearly rent equal to 13% of the actual construction cost of the leased facility. The rental amount is subject to revision on an annual basis, subject to the interest rate Huangjiang must pay for loans used in the construction of the facilities agreed upon in the lease.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

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

We have operations in more than 27 countries and our business is organized into three reportable segments: two market-oriented business segments, High Performance Mixed Signal (“HPMS”) and Standard Products (“SP”), and one other reportable segment, Manufacturing Operations. Corporate and Other represents the remaining portion to reconcile to the consolidated statements along with the divested Home activities, which were divested in 2010. For additional information refer to “Reporting Segments” within Part I, Item 4A. History and Development of the Company.

Recent Developments

Management Change

Effective January 7, 2013, Hans Rijns and Dave French became jointly responsible for research and development. Mr Rijns has been appointed chief technology officer and has combined that role with his current position of senior vice president and head of research. Mr French has been appointed executive vice president of research and development in combination with his role as general manager of High-Performance Mixed-Signal portable and computing.

Private offering of 5.75% senior notes due 2021 to institutional investors

On February 1, 2013, we announced the pricing of a private offering to institutional investors of $500 million aggregate principal amount of U.S. dollar-denominated 5.75% senior notes due 2021 by our wholly-owned subsidiaries NXP B.V. and NXP Funding LLC. This offering closed on February 14, 2013. We will use the net proceeds of this private offering to repay amounts outstanding under our Second 2017 Term Loan.

Secondary offering of common shares

On February 4, 2013, we announced a secondary offering of 30,000,000 shares of our common stock to be sold by certain of our principal stockholders, pursuant to our shelf registration statement on Form F-3, at a price to the public of $30.35 per share. The offering was settled and closed on February 7, 2013. Subsequent to the settlement and closing, the consortium of funds advised by KKR, Bain, Silver Lake, APAX and Alpinvest collectively beneficially owns 42% of our shares of common stock as of that date. NXP did not receive any proceeds from the sale of shares in the offering.

Treasury shares

As announced on July 29 and August 17, 2011, we started a stock repurchase program to repurchase shares to cover in part employee stock options and equity rights under our long term incentive plans. Under the repurchase program, we may repurchase up to 8 million shares of our common stock from time to time in both privately negotiated and open market transactions, subject to management’s evaluation of market conditions, terms of private transactions, the best interests of our shareholders, applicable legal requirements and other factors. There is no guarantee as to the exact number of shares that will be repurchased under the stock repurchase program, and we may terminate the repurchase program at any time. In connection with our share repurchase programs, shares that have been repurchased are held in treasury for delivery upon exercise of options and under restricted share programs and are accounted for as a reduction of stockholders’ equity. As at December 31, 2012, 2,726,000 shares were held in treasury under this program.

Factors Affecting Comparability

Economic Situation

In 2012, amidst a renewed global economic slowdown, the semiconductor market faced an uncertain economic and demand environment which negatively impacted our more cyclically exposed or economically sensitive businesses. In 2011, the massive earthquake in Japan followed by a tsunami, a major flood in Thailand and the global weakening of the economic climate had an impact on the demand and supply in the semiconductor market and has negatively impacted our revenues and profitability in the year 2011. In the year 2010, an overall market recovery from the global economic downturn, which started in the second half of 2008 and continued through 2009, had a positive impact on our revenues and profitability. For more information on trends and other factors affecting our business see Part I, Item 3D. Risk Factors.

Restructuring Programs

During the fourth quarter of 2012, we announced a cost savings and restructuring initiative designed to improve operational efficiency and to competitively position the Company for sustainable growth. In aforementioned quarter, we recognized a restructuring charge of $98 million associated with a restructuring initiative (including but not limited to the OPEX Reduction Program). The components of the restructuring initiative were: $55 million in selling, general and administrative (SG&A) costs to assist in driving such costs down to 12 percent of revenue; $23 million in R&D to refocus resources; and $20 million in cost of goods sold, mainly related to the consolidation of MOS technologies from our German fabrication facility to the company’s 8-inch Dutch facility.

Since our separation from Philips, we have taken significant steps to reposition our businesses and operations through a number of acquisitions, divestments and restructurings. Between 2008 and 2011, we executed a restructuring program to refocus and resize our business in response to a challenging economic environment. As a result, costs were reduced significantly, driven by lower costs in manufacturing, research and development and selling, general and administrative activities.

Net investment hedge accounting

The Company has applied net investment hedge accounting since May, 2011. The U.S. dollar exposure of the $1.7 billion net investment in U.S. dollar functional currency subsidiaries has been hedged by our U.S. dollar denominated notes. As a result, in 2012, a benefit of $26 million, before tax, (2011: a charge of $203 million) was recorded in other comprehensive income, relating to the foreign currency result on the U.S. dollar notes that are recorded in a euro functional currency entity. Absent the application of net investment hedge accounting this amount would have been recorded as a gain within financial income (expense) in the statement of operations.

Capital Structure

In 2012 we entered into the 2019 and the 2020 Term Loan, dated February 16, 2012 and December 10, 2012, respectively and concluded the Senior Secured Revolving Credit Facility (the proceeds of which were used to settle and close the pre-existing revolving credit facility).

In 2012, through a combination of individually negotiated buybacks and debt redemptions described in B.Liquidity and Capital Resources, we were able to reduce the book value of our total debt to $3,492 million consisting of short-term debt of $307 million and long-term debt of $3,185 million reflecting a reduction of $307 million from the prior year.

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

Divestments

•	2012

On July 19, 2012, we sold the High Speed Data Converter business (a product line of the High Performance Mixed Signal segment) to Integrated Device Technology (IDT). The positive deal result of $19 million, as included in other income (expense), is calculated as the excess of the selling price of $31 million over the carrying value of the business transferred less any transaction-related direct costs.

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

On February 8, 2010, we completed the transaction to sell the television systems and set-top-box business lines, which were included in our former business segment Home, to Trident Microsystems, Inc. in exchange for outstanding common stock of Trident. The transaction consisted of the sale of our television systems and set-top-box business lines, together with an additional net payment of $54 million (of which $7 million was paid subsequent to the closing date) to Trident, for a 60% shareholding in Trident, valued at $177 million based on the quoted market price at the transaction date. Trident was listed on the NASDAQ in the United States at that time. On January 4, 2012, Trident filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code, and was subsequently delisted from the NASDAQ. The U.S. Bankruptcy Court approved the plan of liquidation under Chapter 11 of the Bankruptcy Code and entered an order confirming such plan on December 13, 2012. An initial distribution to shareholders took place on December 21, 2012. In view of the aforementioned distribution, NXP B.V. returned its shares in Trident.

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

Selling, General and Administrative

Our sales and marketing expense consists primarily of compensation and associated costs for sales and marketing personnel including field application engineers and overhead, revenue commissions paid to our independent sales representatives, costs of advertising, trade shows, corporate marketing, promotion, travel related to our sales and marketing operations, related occupancy and equipment costs and other marketing costs. Our general and administrative expense consists primarily of compensation and associated costs for management, finance, human resources and other administrative personnel, outside professional fees, allocated facilities costs and other corporate expenses. General and administrative expenses also include amortization and impairment charges for identified intangibles assets, impairment charges for goodwill and impairment charges for assets held for sale.

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

Extinguishment of Debt

Extinguishment of debt is the gain or loss arising from the exchange or repurchase of our debt.

Other Financial Income (Expense)

Other financial income (expense) consists of interest earned on our cash, cash equivalents and investment balances, interest expense on our debt (including amortization of debt issuance costs and write downs of proportionate debt issuance costs upon the extinguishment of debt), results on the sale of securities, gains and losses due to foreign exchange rates, other than those included in cost of revenue, and certain other miscellaneous financing costs and income.

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

Income (Loss) from Discontinued Operations

For businesses classified as discontinued operations, the results of operations are reclassified from their historical presentation to income (loss) from discontinued operations in the consolidated statements of operations. Any gain (loss) on the sale of a discontinued operation is also included.

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

We understand that, although net debt is used by investors and securities analysts in their evaluation of companies, this concept has limitations as an analytical tool, and it should not be considered in isolation or as a substitute for analysis of our results of operations as reported under U.S. GAAP.

Net debt should not be used as an alternative to any other measure in accordance with U.S. GAAP.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Results of Operations

The following table presents the composition of operating income (loss) for the years ended December 31, 2012 and 2011.

($ in millions, unless otherwise stated)	2012	2011
Revenue	4,358	4,194
% nominal growth	3.9	(4.7)
Gross profit	1,988	1,906
Research and development	(628)	(635)
Selling, general and administrative (SG&A)	(977)	(918)
Other income (expense)	29	4

Operating income (loss)	412	357

Revenue

The following table presents revenue by segment for the years ended December 31, 2012 and 2011.

($ in millions, unless otherwise stated)	For the year ended December 31,
	2012		2011
	Revenue	% nominal growth	Revenue	% nominal growth
High Performance Mixed Signal	3,282	12.9	2,906	2.1
Standard Products	832	(10.1)	925	9.1
Manufacturing Operations	211	(33.2)	316	(39.8)
Corporate and Other	33	(29.8)	47	(65.4)

Total	4,358	3.9	4,194	(4.7)

Revenue was $4,358 million in the full year of 2012 compared to $4,194 million for the full year of 2011. Revenue of our two market oriented segments, HPMS and SP, increased $283 million or 7.4% compared to the full year of 2011 despite an uncertain economic and demand environment. This increase was partly offset by a decline in revenue from our Manufacturing Operations segment and Corporate and Other.

Our HPMS segment revenue grew 13% in 2012 to $3,282 million compared to $2,906 million in 2011. Within HPMS we saw robust growth within our Identification business, which was up 41% to $986 million, primarily driven by the accelerated ramp of our mobile transactions solutions and volume increases associated with our security identity product line. Our Portable & Computing business grew 14 percent year-on-year to $753 million as a result of increased volumes associated with specific design wins in the mobility market. Revenue from our Auto business grew one-percent versus 2011 to $939 million – with weakness in the European area offsetting very favorable results in North America and Asia. Our Industrial & Infrastructure business revenue declined 2 percent to $604 million versus the prior year primarily as a result of weak demand throughout most of the year for high-performance RF devices, even though design win momentum continues to be strong. We also faced price declines across most of our product lines and unfavorable foreign currency effects.

Revenue for our SP segment decreased $93 million to $832 million in 2012, compared to $925 million in 2011. The decrease was primarily due to lower sales volumes in our small signal diode, integrated discrete and power business resulting from weakening demand with our distribution partners and the overall automotive market. Our SP segment was also impacted by competitive pricing pressure in 2012 compared to 2011.

Revenue from our Manufacturing Operations segment was $211 million in 2012 compared to $316 million in 2011. The decline in revenue was primarily due to the expiration of contractual obligations to provide manufacturing services for previously divested businesses. As these divested businesses develop or acquire their own foundry and packaging capabilities, our revenue from these sources is further declining.

Revenue in Corporate and Other during 2012 was $33 million compared to $47 million in 2011. This decrease was primarily due to lower NXP Software sales.

Gross Profit

The following table presents gross profit by segment for the years ended December 31, 2012 and 2011.

	2012		2011
($ in millions, unless otherwise stated)	Gross Profit	% of segment revenue	Gross Profit	% of segment revenue
HPMS	1,745	53.2	1,573	54.1
SP	238	28.6	336	36.3
Manufacturing Operations	(22)	(10.4)	(48)	(15.2)
Corporate and Other	27	81.8	45	95.7

Total	1,988	45.6	1,906	45.4

Gross profit in 2012 increased $82 million to $1,988 million, or 45.6% of revenue, compared to $1,906 million or 45.4% of revenue in 2011. The increase was mainly attributable to volume increases, the reversal of partial accounts receivable valuation allowance of $51 million as a result of collection of accounts receivable amounts following a legal award, lower restructuring and related costs of $14 million and lower PPA effects of $7 million. This was partially offset by price declines and unfavorable foreign currency effects. Our gross profit as a percentage of our revenue was also impacted by the dilutive effect of product sales at cost to divested businesses by our Manufacturing Operations.

Our HPMS segment had a gross profit of $1,745 million or 53.2% of revenue in 2012, compared to $1,573 million or 54.1% in 2011. The improvement in gross profit was primarily attributed to higher revenue in the segment and to the reversal of partial accounts receivable valuation allowance of $51 million as a result of collection of accounts receivable amounts following a legal award, partially offset by price declines, and unfavorable foreign currency. Also included in our 2012 gross profit were restructuring and related costs of $1 million compared to 2011, where gross profit was reduced by $20 million due to actions taken to reduce headcount.

Our SP segment gross profit in 2012 was $238 million or 28.6% of revenue compared to $336 million or 36.3% of revenue in 2011. The decrease in gross profit was primarily due to lower revenue, higher product cost due to underutilized capacity capitalized in prior periods and price reductions. Restructuring and related costs were $15 million in 2012 mainly related to headcount restructuring, compared to $5 million in 2011.

Operating Expenses

The following table presents operating expenses by segment for the years ended December 31, 2012 and 2011.

	2012		2011
($ in millions, unless otherwise stated)	Operating expenses	% of segment revenue	Operating expenses	% of segment revenue
HPMS	1,238	37.7	1,234	42.5
SP	204	24.5	197	21.3
Manufacturing Operations	17	8.1	24	7.6
Corporate and Other	146	—	98	—

Total	1,605	36.8	1,553	37.0

The following table below presents the composition of operating expenses by line item in the statement of operations.

($ in millions, unless otherwise stated)	2012	2011
Research and development	628	635
Selling, general and administrative	977	918

Operating expenses	1,605	1,553

Operating expenses amounted to $1,605 million, or 36.8% of revenue in 2012 compared to $1,553 million, or 37.0% of revenue in 2011. The increase in 2012 was primarily related to increased restructuring and related costs of $36 million, bonus of $30 million, and stock based compensation of $20 million. This was partially offset by lower PPA effects of $21 million, reduced research and development expenses due to our ongoing efforts to focus our resources towards our most profitable and growing businesses, the absence of $11 million of operating expenses after selling our high speed data converter business during 2012 and favorable foreign currency effects.

In our HPMS segment operating expenses amounted to $1,238 million, or 37.7% of revenue in 2012 compared to $1,234 million or 42.5% of revenue in 2011. The increase was driven by higher salary and benefit cost including bonus of $27 million and stock based compensation of $18 million. This was partially offset by reduced research and development expenses due to our ongoing efforts to focus our resources towards our most profitable and growing businesses, the absence of $11 million of operating expenses after selling our high speed data converter business during 2012 and favorable foreign currency.

Operating expenses in our SP segment were $204 million, or 24.5% of revenue in 2012 compared to $197 million or 21.3% of revenue in 2011. The increase in operating expenses was mainly driven by increased headcount and benefit related expenses including bonus of $3 million and stock based compensation of $2 million, investments in product and process innovation, and higher restructuring and other items of $3 million. This was partially offset by lower consultancy cost and PPA effects.

Operating expenses in our Manufacturing Operations segment amounted to $17 million in 2012 compared to $24 million in 2011 and were mainly related to PPA effects in both years.

Operating expenses in Corporate and Other were $146 million in 2012 compared to $98 million in 2011. The increase was primarily due to a restructuring charge of $62 million recognized during 2012 primarily to support the announced cost savings and restructuring initiative compared to $29 million recognized for restructuring initiatives in 2011.

Other Income (Expense)

The following table presents other income (expense) for the years ended December 31, 2012 and 2011.

($ in millions, unless otherwise stated)	2012	2011
Other income (expense)	29	4

Other income (expense) reflects income of $29 million for 2012 compared to $4 million of income in 2011, primarily due to a gain of $19 million on the sale of our high speed data converter business during the third quarter of 2012 and the absence of $10 million loss on the sale of assets in 2011.

Restructuring Charges

Net restructuring and restructuring related costs that affected our operating income in 2012 were $111 million compared to $90 million in 2011.

In 2012, we had net restructuring charges of $99 million, recorded in the liabilities, which were mainly associated with a restructuring initiative during the fourth quarter of 2012, designed to improve operational efficiency and to competitively position the company for sustainable growth. In addition, we incurred $12 million of restructuring related costs in 2012 which were directly charged to our operating income. In 2011, we had restructuring charges of $66 million which were mainly related to the future closure of our ICN 4 wafer fabrication facility in Nijmegen, the Netherlands and actions to reduce headcount. These charges were partially offset by a release of restructuring liabilities of $8 million related to previous restructuring programs. Furthermore, we incurred $32 million of restructuring related costs in 2011 which were directly charged to our operating income. For additional information, see Note 14 to the Consolidated Financial Statements included in Part III, Item 18.

Operating Income (Loss)

The following table presents operating income (loss) by segment for the years ended December 31, 2012 and 2011.

	2012		2011
($ in millions, unless otherwise stated)	Operating income (loss)	% of segment revenue	Operating income (loss)	% of segment revenue
HPMS	527	16.1	339	11.7
SP	37	4.4	141	15.2
Manufacturing Operations	(36)	(17.1)	(60)	(19.0)
Corporate and Other	(116)	—	(63)	—

Total	412	9.5	357	8.5

The table below summarizes the PPA effects for the years ended December 31, 2012 and 2011 on operating income (loss) by segment.

($ in millions, unless otherwise stated)	2012	2011
HPMS	(198)	(218)
SP	(52)	(57)
Manufacturing Operations	(23)	(26)

Total	(273)	(301)

The table below depicts the PPA effects within the Statement of Operations for the years ended December 31, 2012 and 2011.

($ in millions)	For the years ended December 31,
	2012	2011
Gross profit	(20)	(27)
Selling, general and administrative	(253)	(274)

Operating income (loss)	(273)	(301)

“PPA effects” reflect the amortization in the period related to fair value adjustments resulting from acquisition accounting and other acquisition adjustments charged to the income statement applied to the formation of NXP on September 29, 2006 and all subsequent acquisitions. The PPA effect on the Company’s gross profit refers to additional depreciation charges on tangible fixed assets, resulting from the step-up in fair values. The amortization charges related to long-lived intangible assets are reflected in general and administrative expenses.

Financial Income (Expense)

($ in millions)	For the years ended December 31,
	2012	2011
Interest income	4	5
Interest expense	(270)	(312)
Foreign exchange rate results	28	128
Net gain (loss) on extinguishment of debt	(161)	(32)
Other	(38)	(46)

Total	(437)	(257)

Financial income (expense) (including the extinguishment of debt) was an expense of $437 million in 2012, compared to an expense of $257 million in 2011. Extinguishment of debt in 2012 amounted to a loss of $161 million compared to a loss of $32 million in 2011. In 2012, financial income (expense) included a gain of $28 million as a result of changes in foreign exchange rates mainly applicable to re-measurement of our U.S. dollar-denominated notes and short term loans, which reside in a euro functional currency entity, compared to a gain of $128 million in 2011. The net interest expense amounted to $266 million in 2012 compared to $307 million in 2011. This mainly related to lower average debt outstanding in 2012, compared to 2011.

Benefit (Provision) for Income Taxes

The provision for income taxes was $1 million for the year ended December 31, 2012, compared to $21 million for the year ended December 31, 2011, and the effective income tax rates were negative 4.0% and positive 21%, respectively. The change in the effective tax rate for the year ended December 31, 2012 compared to the same period in the previous year was primarily due to an increase in losses recorded in jurisdictions where a full valuation allowance was recognized and in addition the year 2012 included more benefits for the effect of tax incentives in certain jurisdictions.

Results Relating to Equity-accounted Investees

Results relating to the equity-accounted investees amounted to a loss of $27 million, compared to a loss of $77 million in 2011. The loss in 2012 primarily reflects extra provisions to the amount of $46 million for litigations, claims and proceedings which were offset by gains related to our investments in Trident, ASMC and ASEN. In 2011 the loss was mainly related to our investment in Trident.

Income (Loss) on Discontinued Operations

The income of discontinued operations, net of taxes was $1 million in 2012, compared to a gain of $434 million in 2011. This related entirely to the results of our Sound Solutions business, which was sold during 2011.

Non-controlling Interests

Non-controlling interests are related to the third party share in the results of consolidated companies, predominantly, SSMC. The share of non-controlling interests amounted to a profit of $63 million in 2012, compared to a profit of $46 million in 2011.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Results of Operations

The following table presents the composition of operating income (loss) for the years ended December 31, 2011 and 2010.

($ in millions, unless otherwise stated)	2011	2010
Revenue	4,194	4,402
% nominal growth	(4.7)	25.1
Gross profit	1,906	1,823
Research and development	(635)	(568)
Selling, general and administrative (SG&A)	(918)	(966)
Other income (expense)	4	(16)

Operating income (loss)	357	273

Revenue

The following table presents revenue by segment for the years ended December 31, 2011 and 2010.

($ in millions, unless otherwise stated)	For the years ended December 31,
	2011		2010
	Revenue	% nominal growth	Revenue	% nominal growth
High Performance Mixed Signal	2,906	2.1	2,846	41.5
Standard Products	925	9.1	848	49.6
Manufacturing Operations	316	(39.8)	525	62.0
Corporate and Other	47	(65.4)	136	(17.6)
Divested Home Activities	—	—	47	—

Total	4,194	(4.7)	4,402	25.1

Revenue was $4,194 million in 2011 compared to $4,402 million in 2010, a nominal decline of 4.7%. The decline in revenue was primarily due to lower revenues from Manufacturing Operations as contractual obligations to provide manufacturing services for previously divested businesses expired. Revenue from Corporate and Others, which we no longer treat as a separate segment (see “Reporting Segments” within Part I, Item 4A. History and Development of the Company) was also lower due to the divestment of the NuTune business in 2010 for which there was no corresponding revenue in 2011. Revenue for the NuTune business in 2010 amounted to $91 million. Furthermore, revenue in 2010 included $47 million related to our Divested Home Activities. This decline in revenue was partially offset by increased revenue from our two market oriented segments, HPMS and SP, which, on a combined basis, increased by $137 million or 3.7% in 2011 compared to 2010. This increase was led by our Identification business within HPMS and strong performance across our SP portfolio.

HPMS segment revenue was $2,906 million in 2011 compared to $2,846 million in 2010, an increase of 2.1% on a nominal basis. This increase was mainly driven by higher revenue in our Identification business and high-performance RF products. Partially offsetting these increases was lower revenue through the distribution channel, soft market conditions in the TV front end tuner business and the interface products business

SP segment revenue was $925 million in 2011, compared to $848 million in 2010, an increase of 9.1% on a nominal basis. The increase in revenue across the SP product portfolio was mainly within our General Application business. Revenue growth slowed in the fourth quarter of 2011 due to reduced demand resulting from uncertain economic situation.

Revenue of our segment Manufacturing Operations was $316 million in 2011 compared to $525 million in 2010. The decline in revenue was primarily due to the expiration of contractual obligations to provide manufacturing services for previously divested businesses. As these divested businesses develop or acquire their own foundry and packaging capabilities, our revenue from these sources is further declining.

Revenue within Corporate and Other in 2011 was $47 million compared to $136 million in 2010. The decline in revenue was due to the divestment of NuTune business in 2010 for which there was no corresponding revenue in 2011. Revenue for NuTune business in 2010 amounted to $91 million.

Gross Profit

The following table presents gross profit by segment for segment for the years ended December 31, 2011 and 2010.

	2011		2010
($ in millions, unless otherwise stated)	Gross Profit	% of segment revenue	Gross Profit	% of segment revenue
HPMS	1,573	54.1	1,525	53.6
SP	336	36.3	280	33.0
Manufacturing Operations	(48)	(15.2)	(24)	(4.6)
Corporate and Other	45	—	26	—
Divested Home Activities	—	—	16	—

Total	1,906	45.4	1,823	41.4

Our gross profit increased to $1,906 million in 2011, or 45.4% of our revenue, from $1,823 million in 2010, or 41.4% of our revenue. Our gross profit as a percentage of our revenue was impacted by the dilutive effect of product sales at cost to divested businesses by our Manufacturing Operations. The increase in gross profit in 2011 was largely due to higher revenues in HPMS and SP, better product mix, cost efficiencies and lower process and product transfer costs of $14 million. Partially offsetting these increases were higher costs associated with our restructuring initiatives of $25 million.

HPMS segment gross profit in 2011 was $1,573 million, or 54.1% of revenue, compared to $1,525 million in 2010, or 53.6% of revenue. The improvement in gross margin in 2011 resulted primarily from higher-margin product mix, as compared to 2010, partially offset by higher restructuring and related costs of $25 million.

SP segment gross profit in 2011 was $336 million, or 36.3% of revenue, compared to $280 million in 2010, or 33.0% of revenue. The increase in gross profit was mainly due to higher revenues supported by favorable prices.

Operating Expenses

The following table presents operating expenses by segment for the years ended December 31, 2011 and 2010.

	2011		2010
($ in millions, unless otherwise stated)	Operating expenses	% of segment revenue	Operating expenses	% of segment revenue
HPMS	1,234	42.5	1,133	39.8
SP	197	21.3	192	22.6
Manufacturing Operations	24	7.6	37	7.0
Corporate and Other	98	—	154	—
Divested Home Activities	—	—	18	—

Total	1,553	37.0	1,534	34.8

The following table below presents the composition of operating expenses by line item in the statement of operations.

($ in millions, unless otherwise stated)	2011	2010
Research and development	635	568
Selling, general and administrative	918	966

Operating expenses	1,553	1,534

Operating expenses were $1,553 million in 2011, or 37.0% of revenue, compared to $1,534 million in 2010, or 34.8% of revenue. The increase in 2011 was primarily due to investments in HPMS applications in research and development and selling activities for our Identification business and higher restructuring and related costs of $40 million. This was partially offset by lower divestment and acquisition related costs of $24 million, lower annual performance based incentive costs and lower PPA effects of $7 million.

HPMS segment operating expenses amounted to $1,234 million in 2011, or 42.5% of revenue, compared to $1,133 million in 2010, or 39.8% of revenue. The increase in operating expenses was mainly due to the additional investments in research and development activities and increased selling expenses in our Identification business. Operating expenses in 2011 also included costs related to actions taken for headcount reductions partially offset by lower PPA effects of $9 million.

SP segment operating expenses amounted to $197 million in 2011, or 21.3% of revenue, compared to $192 million in 2010, or 22.6% of revenue. The increase in operating expenses was mainly driven by increased research and development expenses.

Operating expenses in our Manufacturing Operations segment amounted to $24 million in 2011 compared to $37 million in 2010. The decline was primarily due to lower costs related to process technology development.

Operating expenses within Corporate and Other amounted to $98 million in 2011 compared to $154 million in 2010. The decline was primarily due to lower annual performance based incentive costs and lower divestments and acquisition related costs of $24 million.

Other Income (Expense)

The following table presents other income (expense) for the years ended December 31, 2011 and 2010.

($ in millions, unless otherwise stated)	2011	2010
Other income (expense)	4	(16)

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

Restructuring Charges

In 2011, we incurred restructuring charges of $66 million which were mainly related to the future closure of the ICN 4 wafer fabrication facility in Nijmegen, the Netherlands and actions to reduce headcount. These charges were partially offset by a release of restructuring liabilities of $8 million related to previous restructuring initiatives. Furthermore, we incurred $32 million of restructuring related costs in 2011 which were directly charged to our operating income. In 2010, we had restructuring charges of $7 million mainly related to the divestment of a major portion of our former Home segment. These charges were more than offset by a release of restructuring liabilities of $40 million related to previous restructuring initiatives. In addition, we incurred $53 million of restructuring related costs in 2010 (excluding product transfer cost charged to cost of sales) which were directly charged to operating income.

Net restructuring and restructuring related costs that affected our operating income in 2011 were $90 million compared to $20 million in 2010.

Operating Income (Loss)

The following table presents operating income (loss) by segment for the years ended December 31, 2011 and 2010.

	2011		2010
($ in millions, unless otherwise stated)	Operating income (loss)	% of segment revenue	Operating income (loss)	% of segment revenue
HPMS	339	11.7	387	13.6
SP	141	15.2	91	10.7
Manufacturing Operations	(60)	(19.0)	(57)	(10.9)
Corporate and Other	(63)	—	(117)	-
Divested Home Activities	—	—	(31)	(66.0)

Total	357	8.5	273	6.2

The table below summarizes the PPA effects for the years ended December 31, 2011 and 2010 on operating income (loss) by segment.

($ in millions, unless otherwise stated)	2011	2010
HPMS	(218)	(222)
SP	(57)	(54)
Manufacturing Operations	(26)	(25)
Corporate and Other	—	(1)

Total	(301)	(302)

The table below depicts the PPA effects within the Statement of Operations for the years ended December 31, 2011 and 2010.

($ in millions)	For the years ended December 31,
	2011	2010
Gross profit	(27)	(21)
Selling, general and administrative	(274)	(281)

Operating income (loss)	(301)	(302)

“PPA effects” reflect the amortization in the period related to fair value adjustments resulting from acquisition accounting and other acquisition adjustments charged to the income statement applied to the formation of NXP on September 29, 2006 and all subsequent acquisitions. The PPA effect on the Company’s gross profit refers to additional depreciation charges on tangible fixed assets, resulting from the step-up in fair values. The amortization charges related to long-lived intangible assets are reflected in general and administrative expenses.

Financial Income (Expense)

($ in millions)	For the years ended December 31,
	2011	2010
Interest income	5	2
Interest expense	(312)	(320)
Foreign exchange rate results	128	(331)
Net gain (loss) on extinguishment of debt	(32)	57
Other	(46)	(36)

Total	(257)	(628)

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

B. Liquidity and Capital Resources

Liquidity and Capital Resources

At the end of 2012 our cash balance was $617 million. Taking into account the available undrawn amount of the Secured Revolving Credit Facility, we had access to $1,197 million of liquidity as of December 31, 2012.

We started 2012 with a cash balance of $743 million and during the year our cash decreased by $126 million.

Capital expenditures were $251 million in 2012, approximately in line with our guidance of 5% of revenues over the semiconductors business cycle, compared to $221 million in 2011.

On a going-forward basis we expect our capital expenditures to be approximately 5% of revenues.

Since December 31, 2011, the book value of our total debt has been reduced from $3,799 million to $3,492 million as of December 31, 2012.

Several cash buybacks and debt redemptions partially offset by the entry into new term loans resulted in a total debt reduction of $307 million.

The total amount of cash used for financing activities amounted to $574 million.

At the end of 2012, we had a capacity of $580 million remaining under our Secured Revolving Credit Facility, net of outstanding bank guarantees, based on the end of year exchange rate. However, the amount of this availability varies with fluctuations between the euro and the U.S. dollar as the total amount of the facility, €620 million, is denominated in euro and the amounts drawn are denominated in U.S. dollars.

For the year ended December 31, 2012, we incurred total net interest expense of $266 million and the weighted average interest rate on our debt instruments as of the end of December 2012 was 5.4% compared to $307 million and 7.4% respectively in 2011.

As of December 31, 2012, our cash balance was $617 million, of which $288 million was held by SSMC, our consolidated joint venture company with TSMC. Under the terms of our joint venture agreement with TSMC, a portion of this cash can be distributed by way of a dividend to us, but 38.8% of the dividend will be paid to our joint venture partner. In 2012, a dividend of $100 million was distributed, of which $39 million was paid to the joint venture partner.

The Company’s cash balance is subject to certain restrictions in select countries that cannot be repatriated. The amount of cash that cannot be repatriated is inconsequential to our total liquidity.

We repurchased $40 million of our common stock pursuant to our share buyback program during 2012.

Our sources of liquidity include cash on hand, cash flow from operations and amounts available under the Secured Revolving Credit Facility. We believe that, based on our current level of operations as reflected in our results of operations for the year ended December 31, 2012, these sources of liquidity will be sufficient to fund our operations, capital expenditures, and debt service for at least the next twelve months.

Our ability to make scheduled payments or to refinance our debt obligations depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions. In the future, we may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay principal, premium, if any, and interest on our indebtedness. Our business may not generate sufficient cash flow from operations, or we may not have enough capacity under our Secured Revolving Credit Facility, or from other sources in an amount sufficient to enable us to repay our indebtedness, including the Secured Revolving Credit Facility, the Term Loans, the Secured Notes and the Unsecured Notes or to fund our other liquidity needs, including working capital and capital expenditure requirements. In any such case, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness. See Part I, Item 3D. Risk Factors.

Cash Flow from Operating Activities

In 2012, we generated $722 million of cash from operating activities compared to $175 million in 2011. The operating cash flows are directly impacted by the net loss of $52 million (2011: a gain of $2 million). The net loss includes non-cash items such as depreciation and amortization of $533 million (2011: $591 million) and the decrease in operating assets and liabilities of $28 million (2011: increase of $458 million).

Furthermore, the net loss includes losses related to equity-accounted investees of $27 million (2011: $77 million), losses related to stock-based compensation of $52 million (2011: $31 million), losses related to extinguishment of debt of $161 million (2011: $32 million) and other losses of $22 million (2011: $18 million).

Furthermore, the net loss includes gains on sale of assets of $20 million (2011: a loss of $10 million) and a gain related to exchange differences of $28 million (2011: $128 million).

In 2011, we generated $175 million of cash from operating activities. This was mainly driven by an increase in working capital needs for inventories and receivables and accounts payable.

In 2010, we had a positive cash inflow of $361 million from operating activities mainly driven by our operational performance in the year through higher revenues and cost savings as a result of our Redesign Program.

Cash Flow from Investing Activities

Net cash used for investing activities amounted to $243 million in 2012, compared to net cash used of $202 million in 2011. Our capital expenditures increased to $251 million in 2012 compared to $221 million in 2011.

Net cash used for investing activities in 2012 also included $29 million for the purchase of identified intangible assets, mainly related to the purchase of software, proceeds from sale of interests in our data converters business of $26 million and $12 million of proceeds related to the partial recovery of our equity investments in Trident.

Net cash used for investing activities in 2011 was $202 million and included $11 million of proceeds from the disposal of assets held for sale, related to the sale of our Southampton assets, and proceeds from the disposal of property, plant and equipment of $15 million, mainly related to the sale of our San José buildings.

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

Cash Flow from Financing Activities

Net cash used for financing activities in 2012 was $574 million compared to $926 million in 2011. Cash flows related to financing transactions in 2012 and 2011 are primarily related to the financing activities described below under the captions 2012 Financing Activities and 2011 Financing Activities, respectively. In addition to the financing activities described below, net cash used for financing activities in 2012 also includes the use of $40 million for dividends paid to non-controlling interests and $40 million used for the purchase of treasury shares partially offset by $14 million of proceeds from the exercise of stock options. The 2011 period also reflects the use of $67 million to pay dividends to non-controlling interests and $57 million used for the purchase of treasury shares partially offset by $10 million of proceeds from the exercise of stock options.

Net cash used for financing activities in 2011 was $926 million compared to $157 million in 2010. Cash flows related to financing transactions in 2012 and 2011 are primarily related to the financing activities described below under the captions 2011 Financing Activities and 2010 Financing Activities, respectively. The 2011 period also reflects the use of $67 million to pay dividends to non-controlling interests and $57 million used for the purchase of treasury shares partially offset by $10 million of proceeds from the exercise of stock options.

2012 Financing Activities

2019 Term Loan

On February 16, 2012, our subsidiary, NXP B.V. together with NXP Funding LLC entered into a new $475 million aggregate principal amount Senior Secured Term Loan Facility due March 19, 2019. The Term Loan was issued with an original issue discount at 98.5% of par and was recorded at its fair value of $468 million on the accompanying Interim Consolidated Balance Sheet. The net proceeds of this issuance, together with a $330 million draw-down under our existing Revolving Credit Facility and approximately $52 million of cash on hand, were used to redeem $510 million of the U.S. dollar-denominated 9 1/2% Senior Notes due October 2015, €203 million of the euro-denominated 8 5/8% Senior Notes due October 2015, and pay related call premiums of $36 million and accrued interest of $31 million.

2017 Revolving Credit Facility

On April 27, 2012, NXP B.V. and NXP Funding LLC concluded a new Senior Secured Revolving Credit Agreement (“RCA”) under which it borrowed $330 million to settle and close its existing Revolving Credit Facility. It subsequently reduced its outstanding drawings to $230 million as of December 31, 2012.

On October 24, 2012, NXP B.V. and NXP Funding LLC agreed with certain participating banks to increase the borrowing capacity under the RCA subject to an effective date of October 29, 2012. The borrowing capacity under the RCA was increased by €120 million (approximately $155 million) up to a total amount of €620 million ($818 million). The RCA will expire on March 1, 2017 and will be used for general corporate purposes.

2013 Super Priority Notes

During 2012, NXP B.V. and NXP Funding LLC redeemed all Euro denominated Super Priority Notes 2013 for a principal amount of €29 million and all USD denominated Super Priority Notes 2013 for a principal amount of $221 million.

2020 Term Loan

On December 10, 2012, our subsidiary, NXP B.V. together with NXP Funding LLC entered into a new $500 million aggregate principal amount Senior Secured Term Loan Facility due January 11, 2020. The Term Loan was issued with an original issue discount at 99.5% of par and was recorded at its fair value of $498 million on the accompanying Consolidated Balance Sheet. The net proceeds of this issuance, together with a $100 million draw-down under our existing Revolving Credit Facility and approximately $12 million of cash on hand, were used to settle our tender offer for $500 million of the U.S. dollar-denominated 9 3/4% Senior Notes due 2018, and pay related call premiums of $86 million, accrued interest of $18 million and debt issuance costs of $6 million.

2011 Financing Activities

2016 Floating Rate Notes

During the fourth quarter 2011, NXP, in a two-step private exchange transaction, issued an additional $615 million principal amount of U.S. dollar-denominated senior secured floating rate notes due 2016. These notes were exchanged for $333 million principal amount of existing U.S. dollar-denominated floating rate notes due 2013 and €202 million principal amount of existing euro-denominated floating rate notes due 2013.

2017 Term Loans

On March 4, 2011, our subsidiary, NXP B.V. together with NXP Funding LLC entered into a $500 million aggregate principal amount Senior Secured Term Loan Facility due April 3, 2017, which was drawn in the second quarter of 2011, on April 5, 2011. The First 2017 Term Loan was issued with an original issue discount at 99.5% of par and was recorded at its fair value of $497 million on the accompanying Consolidated Balance Sheet. The net proceeds of this issuance, together with available borrowing capacity under the Secured Revolving Credit Facility of $200 million, were used to redeem all $362 million of outstanding 2014 Dollar Fixed Rate Notes, $100 million of 2013 Dollar Floating Rate Secured Notes and €143 million of 2013 Euro Floating Rate Secured Notes as well as pay related call premiums of $14 million and accrued interest of $16 million.

During the fourth quarter 2011, NXP entered into a second $500 million Senior Secured Term Loan Facility due 2017. The Second 2017 Term Loan was issued with an original issue discount at 96% of par and was recorded at its fair value of $480 million on the accompanying Consolidated Balance sheet. NXP redeemed $275 million of its U.S. dollar-denominated Senior Secured Floating Rate Notes due 2013 and €150 million of its Euro-denominated Senior Secured Floating Rate Notes due 2013.

2012 Revolving Credit Facility

In the third quarter of 2011, the utilized borrow capacity of $600 million under the Secured Revolving Credit Facility was repaid, mainly from the proceeds of $855 million related to the divestment of NXP’s Sound Solutions business.

Senior Notes 2015/2018

In the third quarter of 2011, as a result of various open market transactions we repurchased €32 million principal amount of Euro denominated Senior Notes due in 2015, $96 million principal amount of US dollar denominated Senior Notes due in 2015 and $78 million principal amount of US dollar denominated Senior Secured Notes due in 2018.

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

2010 Financing Activities

Senior Secured Notes, due 2018 and Initial Public Offering

In 2010 we issued $1,000 million principal amount of U.S. dollar-denominated 9 3/4% Senior Notes due October 2018 and received net cash proceeds of $974 million. In addition, in 2010, we completed an initial public offering of the Company on the NASDAQ Global Select Market and raised $448 million of net proceeds. These funds, together with cash on hand were used to retire $1,383 million of our debt and to pay $200 million on our Secured Revolving Credit Facility. The debt repayments consists of €206 million principal amount of Euro-denominated Floating Rate Senior Secured Notes due in 2013, €61 million principal amount of Euro-denominated 8 5/8 % Senior Notes due in 2015, $483 million principal amount of U.S. dollar-denominated 7 7/8% Senior Secured Notes due in 2014, $435 million principal amount of U.S. dollar-denominated Floating Rate Senior Secured Notes due in 2013 and $183 million principal amount of U.S. dollar-denominated 9 1/2 % Senior Notes due in 2015.

Forward Start Revolving Credit Facility

On May 10, 2010, we entered into a €458 million forward start revolving credit facility to refinance our existing secured revolving credit facility. This facility would have become available to NXP on September 28, 2012. On April 27, 2012 NXP concluded the RCA, which settled and closed the existing Revolving Credit Facility.

Cash Flow from Discontinued Operations

Net cash used for discontinued operations in 2012 was $45 million reflecting a payment of $45 million to Dover Corporation related to outstanding commitments on the sale of the Sound Solution business.

On July 4, 2011, we executed an agreement with Dover Corporation pursuant to which Dover Corporation’s Knowles Electronics business acquired our Sound Solutions business. The divestiture of our Sound Solutions business resulted in net cash provided by investing activities from discontinued operations of $791 million in 2011.

Debt Position

Short-term Debt

In 2012, our short-term debt of $307 million included other short-term bank borrowings of $36 million, related to a local bank loan in China, and the current portion of our Senior Secured notes due 2013 of $245 million which is due within one year and is classified within short-term debt.

In 2011, short-term debt of $52 million consisted of other short-term bank borrowings of $35 million, related to a local bank loan in China and $17 million related to the current portion of long-term debt.

Long-term Debt

As of December 31, 2012, the euro-denominated notes and U.S. dollar-denominated notes represented 6% and 94% respectively of the total principal amount of the notes outstanding. The fixed rate notes and floating rate notes represented 13% and 87% respectively of the total principal amount of the notes outstanding at December 31, 2012.

($ in millions)	December 31, 2011	Currency Effects	Accrual of Debt Discount	Debt Exchanges/ Repurchases/New Borrowings	Other(8)	December 31, 2012
Euro-denominated 10% super priority notes due July 2013(1)	29	(1)	3	(31)		—
U.S. dollar-denominated 10% super priority notes due July 2013	193		12	(205)		—
Euro-denominated floating rate senior secured notes due October 2013(1)(2)	184	3			(187)	—
U.S. dollar-denominated floating rate senior secured notes due October 2013(2)	58				(58)	—
Euro-denominated 8 5/8% senior notes due October 2015(1)	263	6		(269)		—
U.S. dollar-denominated 9 1/2% senior notes due October 2015	510			(510)		—
U.S. dollar-denominated floating senior secured notes due November 2016 (3)	606		2			608
U.S. dollar-denominated secured term credit agreement due April 2017 (4)	489		1	(5)		485
U.S. dollar-denominated secured term credit agreement due April 2017 (5)	474		3	(5)		472
U.S. dollar-denominated 9 3/4% senior secured notes due August 2018	922			(500)		422
U.S. dollar-denominated secured term credit agreement due March 2019 (6)	—		1	464	(5)	460
U.S. dollar-denominated secured term credit agreement due April 2020 (7)	—			498	(5)	493

	3,728	8	22	(563)	(255)	2,940
Revolving Credit Facility	—			230		230
Other long-term debt	19			(5)	1	15

Total long-term debt	3,747	8	22	(338)	(254)	3,185

(1)	Converted into U.S. dollars at $1.3190 per €1.00, the exchange rate in effect at December 31, 2012.
(2)	Interest accrues at a rate of three-month EURIBOR plus 2.75%.
(3)	Interest accrues at a rate of LIBOR plus 5.50%.
(4)	On March 4, 2011, we entered into the First 2017 Term Loan for an initial $500 million at a rate of interest of LIBOR plus 3.25% with a floor of 1.25%.
(5)	On November 18, 2011, we entered into the Second 2017 Term Loan for a second tranche of $500 million at a rate of interest of LIBOR plus 4.25% with a floor of 1.25%.
(6)	On February 16, 2012 we entered into the 2019 Term Loan for an initial $475 million at a rate of interest of LIBOR plus 4% with a floor of 1.25%.
(7)	On December 10, 2012, we entered into the 2020 Term Loan for an initial $500 million at a rate of interest of LIBOR plus 3.5% with a floor of 1.25%.
(8)	Other mainly includes the reclassification of the current portion of long-term debt.

On February 1, 2013, we announced the pricing of a private offering to institutional investors of $500 million aggregate principal amount of U.S. dollar-denominated 5.75% senior notes due 2021 by our wholly-owned subsidiaries NXP B.V. and NXP Funding LLC. This offering closed on February 14, 2013. We will use the net proceeds of this private offering to repay amounts outstanding under our Second 2017 Term Loan.

We may from time to time continue to seek to retire or purchase our outstanding debt through cash purchases and/or exchanges, in open market purchases, privately negotiated transactions or otherwise. See the discussion in the “Recent Developments” section in Part I, Item 5A. Operating Results and Part II, Item 10C. Material Contracts.

Certain Terms and Covenants of the Notes

We are not required to make mandatory redemption payments or sinking fund payments with respect to the Secured Notes.

The Indentures governing the Existing Secured Notes contain covenants that, among other things, limit our ability and that of our restricted subsidiaries to incur additional indebtedness, create liens, pay dividends, redeem capital stock, make certain other restricted payments or investments, enter into agreements that restrict dividends from restricted subsidiaries, sell assets, including capital stock of restricted subsidiaries, engage in transactions with affiliates, and effect a consolidation or merger. As of December 31, 2012, and as of the date of filing of this Annual Report on Form 20-F, we are in compliance with our restrictive covenants contained in the Indentures.

The Term Loans and the Secured Notes are fully and unconditionally guaranteed jointly and severally, on a senior basis by certain of our current and future material wholly owned subsidiaries.

Pursuant to various security documents related to the Term Loans, the Secured Notes and the Secured Revolving Credit Facility, we have granted first priority liens and security interests over substantially all of our assets, including the assets of our material wholly owned subsidiaries.

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

The accounting policies where management believes the nature of the estimates or assumptions involved is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change are as follows: Inventories, Goodwill, Impairment or disposal of identified intangible assets and tangible fixed assets, Revenue recognition, Income taxes, Postretirement benefits and Share-based compensation.

If actual results differ significantly from management’s estimates, there could be a material adverse effect on our results of operations, financial condition and liquidity.

C. Research and Development, Patents and Licenses, etc.

Research and Development

We believe that our future success depends on our ability to both improve our existing products and to develop new products for both existing and new markets. We direct our research and development efforts largely to the development of new High Performance Mixed Signal semiconductor solutions where we see significant opportunities for growth. We target applications that require stringent overall system and subsystem performance. As new and challenging applications proliferate, we believe that many of these applications will benefit from our solutions. We have assembled a team of highly skilled semiconductor and embedded software design engineers with expertise in RF, analog, power management, interface, security and digital processing. As of December 31, 2012, we had approximately 3,500 employees in research and development, of which approximately 3,200 support our High Performance Mixed Signal businesses and approximately 300 support our Standard Products businesses. Our engineering design teams are located in India (Bangalore), China (Shanghai, Beijing), the United States (San Jose, Tempe), France (Caen, Suresnes), Germany (Hamburg, Dresden), Austria (Gratkorn), the Netherlands (Nijmegen, Eindhoven), Hong Kong, Singapore, the United Kingdom (Manchester, Sheffield), Switzerland (Zurich) and Belgium (Leuven). Our research and development expenses were $628 million in 2012 (of which 86% related to our High Performance Mixed Signal businesses), $635 million in 2011 and $568 million in 2010.

To outpace market growth we invest in research and development to extend or create leading market positions, with an emphasis on fast growing sizable market segments, such as identification and smart mobile, and emerging segments, such as the Internet of Things, automotive telematics and automotive solid state lighting. Finally, we invest around 4% of our total research and development expenditures in research activities that develop fundamental new technologies or product categories that could contribute significantly to our company growth in the future.

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

Intellectual Property

The creation and use of intellectual property is a key aspect of our strategy to differentiate ourselves in the marketplace. We seek to protect our proprietary technologies by obtaining patents, retaining trade secrets and defending, enforcing and utilizing our intellectual property rights, where appropriate. We believe this strategy allows us to preserve the advantages of our products and technologies, and helps us to improve the return on our investment in research and development. Our portfolio of approximately 10,000 patents and patent applications, as well as our royalty-free licenses to patents held by Philips, give us the benefit of one of the largest patent portfolio positions in the High Performance Mixed Signal and Standard Products markets. To protect confidential technical information that is not subject to patent protection, we rely on trade secret law and frequently enter into confidentiality agreements with our employees, customers, suppliers and partners. In situations where we believe that a third party has infringed on our intellectual property, we enforce our rights through all available legal means to the extent that we determine the benefits of such actions to outweigh any costs involved.

We have engaged in licensing, selling and other activities aimed at generating income and other benefits from our intellectual property assets. We believe that there is an opportunity to generate additional income and other benefits from our intellectual property assets. This is a process that will take time before meaningful benefits can be reaped but the program has been further developed and is well underway.

While our patents and trade secrets constitute valuable assets, we do not view any one of them as being material to our operations as a whole. Instead, we believe it is the combination of our patents and trade secrets that creates an advantage for our business.

In addition to our own patents and trade secrets, we have entered into licensing, broad-scope cross licensing and other agreements authorizing us to use patents, trade secrets, confidential technical information, software and related technology owned by third parties and/or operate within the scope of patents owned by third parties. We are party to process technology partnerships, such as our collaboration with the Interuniversitair Microelektronica Centrum VZW, through which we jointly develop complex semiconductor-related process technology. We also maintain research partnerships with universities across the world, particularly in Europe, China, Singapore and India.

We own a number of trademarks and, where we consider it desirable, we develop names for our new products and secure trademark protection for them.

D. Trend Information

We focus our business development efforts on what we believe to be the fastest-growing product opportunities and geographic markets.

We address four key macro growth trends in electronics: security, mobility and connected mobile devices, energy efficiency and healthcare. Many new forms of mobile electronic payment, authentication and cyber security are enabled by our secure microcontrollers. Growth of smart phones and tablets drive demand for interface solutions. Our new high-performance RF power amplifier products allow wireless network operators to expand network capacity with fewer base stations. Our innovative magnetic induction radio enables wireless connectivity with implantable medical devices such as hearing aids. Recent development activities targeting the need for greater energy efficiency include our LED lighting products and “green chip” high-efficiency AC-DC power conversion ICs for notebook adaptors.

We believe that we are strategically positioned to capture rapid growth in emerging markets through our strong position in Asia Pacific (excluding Japan), which represented 62% of our revenue in 2012, compared to 57% of our revenue in 2011. In particular, Greater China represented 41% of our revenue in 2012, compared to 38% of our revenue in 2011.

E. Off-balance Sheet Arrangements

As of December 31, 2012, we had no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Presented below is a summary of our contractual obligations as at December 31, 2012

($ in millions)	Total	2013	2014	2015	2016		2017		2018 and thereafter
Long-term debt	3,440	265	21	23	628	(1)	1,167	(2)	1,336	(3)
Capital lease obligations	18	7	7	2	1		1		—
Short-term debt	36	36	—	—	—		—		—
Operating leases	153	30	29	27	18		12		37
Interest on the notes (4)	923	189	181	180	180		97		96
Long-term purchase contracts	115	82	21	8	2		2		—

Total contractual cash obligations (4)(5)	4,685	609	259	240	829		1,279		1,469

(1)	On November 10, 2011, we entered into a new senior secured indenture under which we issued a total of $616 million floating rate senior secured notes due 2016.
(2)	On March 4, 2011, we entered into the First 2017 Term Loan, for an initial $500 million and on November 18, 2011, we entered into the Second 2017 Term Loan for a second tranche of $500 million.
(3)	On February 16, 2012 we entered into the 2019 Term Loan for an initial $475 million at a rate of interest of LIBOR plus 4% with a floor of 1.25% and on December 10, 2012, we entered into the 2020 Term Loan for an initial $500 million at a rate of interest of LIBOR plus 3.5% with a floor of 1.25%.
(4)	The interest on the notes was determined on the basis of LIBOR and EURIBOR interest rates for floating rate instruments and on the basis of contractual agreed interest rates for other debt instruments. The euro-denominated interest amounts were converted into U.S. dollars based on the balance sheet rate as at December 31, 2012 of $1,3190 per €1.00.
(5)	Certain of these obligations are denominated in currencies other than U.S. dollars, and have been translated from foreign currencies into U.S. dollars based on an aggregate average rate of $1.2887 per €1.00, in effect at December 31, 2012. As a result, the actual payments will vary based on any change in exchange rate.

As of December 31, 2012, accrued interest on debt amounted to $25 million.

Certain contingent contractual obligations, which are not reflected in the table above, include contractual agreements, such as supply agreements, containing provisions that certain penalties may be charged if we do not fulfill our commitments.

We sponsor pension plans in many countries in accordance with legal requirements, customs and the local situation in the countries involved. These are defined-benefit pension plans, defined contribution pension plans and multi-employer plans. Contributions to funded pension plans are made as necessary, to provide sufficient assets to meet future benefits payable to plan participants. These contributions are determined by various factors, including funded status, legal and tax considerations and local customs. We currently estimate contributions to funded pension plans will be $75 million in 2013, consisting of $4 million in employer contributions to defined-benefit pension plans and $71 million in employer contributions to defined-contribution pension plans and multi-employer plans. The expected cash outflows in 2013 and subsequent years are uncertain and may change as a consequence of statutory funding requirements as well as changes in actual versus currently assumed discount rates, estimations of compensation increases and returns on pension plan assets.

G. Safe Harbor

This Annual Report includes forward-looking statements. When used in this Annual Report, the words “anticipate”, “believe”, “estimate”, “forecast”, “expect”, “intend”, “plan” and “project” and similar expressions, as they relate to us, our management or third parties, identify forward-looking statements. Forward-looking statements include statements regarding our business strategy, financial condition, results of operations and market data, as well as any other statements that are not historical facts. These statements reflect beliefs of our management, as well as assumptions made by our management and information currently available to us. Although we believe that these beliefs and assumptions are reasonable, these statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf and include, in addition to those listed under Part I, Item 3D. Risk Factors and elsewhere in this Report, the following:

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

We do not assume any obligation to update any forward-looking statements and disclaim any obligation to update our view of any risks or uncertainties described herein or to publicly announce the result of any revisions to the forward-looking statements made in this Report, except as required by law.

In addition, this Report contains information concerning the semiconductor industry and business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, our market and business segments will develop. We have based these assumptions on information currently available to us, including through the market research and industry reports referred to in this Report. Although we believe that this information is reliable, we have not independently verified and cannot guarantee its accuracy or completeness. If any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While we do not know what impact any such differences may have on our business, if there are such differences, they could have a material adverse effect on our future results of operations and financial condition, and the trading price of our common stock.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following description sets forth certain information about management and management-related matters. We have a one-tier board structure.

Board of Directors

Set forth below are the names, ages and positions as of December 31, 2012, of the persons who serve as members of our board of directors.

Name	Age	Position
Richard L. Clemmer	61	Executive director, president and chief executive officer
Sir Peter Bonfield	68	Non-executive director and chairman of the board
Johannes P. Huth	52	Non-executive director and vice-chairman of the board
Vikram Bhatia	65	Non-executive director
Nicolas Cattelain	39	Non-executive director
Egon Durban	39	Non-executive director
Kenneth A. Goldman	63	Non-executive director
Josef Kaeser	55	Non-executive director
Ian Loring	46	Non-executive director
Michel Plantevin	56	Non-executive director
Roy MacKenzie *	41	Non-executive director

*	Mr. MacKenzie was appointed to replace Richard Wilson, who resigned as non-executive director of the Company on May 30, 2012.

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

•

Sir Peter Bonfield CBE FREng (1944, British). Sir Peter has been appointed as a non-executive director and as the chairman of our board of directors in August 2010. Prior to that, Sir Peter was the chairman of the supervisory board of NXP B.V. from September 29, 2006. Sir Peter served as chief executive officer and chairman of the executive committee for British Telecom plc from 1996 to 2002 and prior to that was chairman and chief executive officer of ICL plc (now Fujitsu Services Holdings Ltd.). Sir Peter also worked in the semiconductor industry during his tenure as a divisional director at Texas Instruments Incorporated, for whom he held a variety of senior management positions around the world. Sir Peter currently holds non-executive directorships at Telefonaktiebolaget LM Ericsson, Taiwan Semiconductor Manufacturing Company Limited, Mentor Graphics Corporation and Sony Corporation. Sir Peter is Chair of Council and Senior Pro-Chancellor at Loughborough University, Advisor to Apax Partners LLP, Senior Advisor to N M Rothschild (both in London) and Board Mentor at CMi in Belgium. He is also Advisor to Longreach LLP in Hong Kong and NVP LLP in New Jersey.

•

Johannes P. Huth (1960, German). Mr. Huth has been appointed as a non-executive director and vice-chairman of our board of directors in August 2010. Prior to that, Mr. Huth was a member and chairman of our supervisory board and a member and vice-chairman of NXP B.V.’s supervisory board from September 29, 2006. He is currently a member of the supervisory board of Bertelsmann Music Group (BMG), chairman of WMF AG and a director of Kohlberg Kravis Roberts & Co. Ltd, President of Kohlberg Kravis Roberts & Co. SAS, vice-chairman of the supervisory board of ProSieben Sat 1 Media AG and a member of the advisory board of Wild Flavors GmbH. Mr. Huth also serves on the supervisory board of KION Holding 1 GmbH.

•

Vikram Bhatia (1947, British). Mr. Bhatia has been appointed as a non-executive director of our board of directors effective May 26, 2011. He has held numerous senior positions and various assignments in the past years, including in iSoftGroup Plc, Monarch Holdings PLC, Page and Moy Travel Group and the Claverley Group of companies. In May 2006, working with PricewaterhouseCoopers, he was appointed the Turnaround Programme Director in the Hull and East Yorkshire Hospital NHS Trust. Prior to these assignments, he fulfilled various other senior roles, which included Sithe Energy, British Telecom, Philips and Deloitte.

•

Nicolas Cattelain (1973, French). Mr. Cattelain has been appointed as a non-executive director of our board of directors in August 2010. Mr. Cattelain became a member of our supervisory board and the supervisory board of NXP B.V. in February 2010 and was a director of Kohlberg Kravis Roberts & Co., Europe from 2000 to 2012. Before 2000, Mr. Cattelain was with the private equity firm Industri Kapital in London and prior to that he worked in the Mergers and Acquisitions Department of Merrill Lynch. Mr. Cattelain also serves on the board of Pagesjaunes Groupe where he sits in the remuneration and audit committees.

•

Egon Durban (1973, German). Mr. Durban has been appointed as a non-executive director of our board of directors in August 2010. Prior to that, Mr. Durban was a member of our supervisory board and a member of NXP B.V.’s supervisory board from September 29, 2006. Mr. Durban is a Managing Partner and Managing Director of Silver Lake. Mr. Durban joined Silver Lake in 1999 as a founding principal and has worked in the firm’s Menlo Park and New York offices and set-up and oversaw the Firm’s London office from 2005 to 2010. Mr. Durban serves on the board of directors of Intelsat S.A., MultiPlan, Inc., and on the Executive Committee of William Morris Endeavor Entertainment, LLC. Mr. Durban also oversees the firm’s investments in Groupon and Zynga and oversaw investments in Unity Media, Tandberg, and Intelsat debt. Previously, he served on the Board of Skype Global S.à r.l. and was the Chairman of its Operating Committee. Earlier, Mr. Durban worked in Morgan Stanley’s Corporate Finance Technology and Equity Capital Markets Group. Mr. Durban graduated from Georgetown University with a B.S. in Finance.

•

Kenneth A. Goldman (1949, American). Mr. Goldman has been appointed as a non-executive director of our board of directors effective August 6, 2010. Mr. Goldman is the chief financial officer of Yahoo!, Inc since October 2012. Prior to that, Mr. Goldman served as the senior vice president and chief financial officer of Fortinet, Inc, from 2006 to 2012 and as senior vice president, finance and administration, and chief financial officer of Siebel Systems, Inc. from 2000 to 2006. Mr. Goldman has also served as senior vice president and chief financial officer of Excite@Home Corporation and Sybase, Inc., as well as serving as chief financial officer of Cypress Semiconductor Corporation and VLSI. Technology, Inc. Mr. Goldman also serves on the board of directors of Infinera, Inc. and several private companies. Mr. Goldman also served as a member of the Treasury Advisory Committee on the Auditing Profession. He is also a member of the board of trustees of Cornell University.

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

•

Ian Loring (1966, American). Mr. Loring has been appointed a non-executive director of our board of directors in August 2010. Mr. Loring became a member of our supervisory board and the supervisory board of NXP B.V. on September 29, 2006 and is a managing director of Bain Capital Partners, LLC. Prior to joining Bain Capital Partners in 1996, Mr. Loring worked at Berkshire Partners and has previously also worked at Drexel Burnham Lambert. He serves as a director of SkillSoft Limited, Clear Channel Communications Inc., The Weather Channel Inc., Denon & Marantz and Contec Co. Ltd. Mr. Loring previously served on the board of Warner Music Group Corporation, Cumulus Media Inc. and Echelon Telecom Inc.

•

Michel Plantevin (1956, French). Mr. Plantevin has been appointed a non-executive director of our board of directors in August 2010. Mr. Plantevin became a member of our supervisory board and the supervisory board of NXP B.V. on September 29, 2006 and is a managing director of Bain Capital, LLC. Prior to joining Bain Capital LLC. in 2003, Mr. Plantevin worked at Goldman Sachs in London, and prior to that he was a partner with Bain & Company in London and Paris. He also serves as a director of FCI, Bravida AB, Trinseo and IMCD.

•

Roy MacKenzie (1971, British). Mr. MacKenzie has been appointed as a non-executive director of our board of directors effective May 30, 2012. Mr. Mackenzie is a Partner of Apax Partners LP and has worked in Apax’s London and New York offices since joining the firm in 2003. He currently serves as a director of Epicor Software Corporation, Sophos Ltd, and King.com. Earlier in his career he was with McKinsey & Co in Palo Alto and served as a product manager at Psion Computers Ltd in London.

Management Team

Set forth below are the names, ages as of December 31, 2012, and positions of the executive officers who together with our chief executive officer, Mr. Clemmer, constitute our management team.

Name	Age	Position
Richard L. Clemmer	61	Executive director, president and chief executive officer
Chris Belden	52	Executive vice president and general manager of operations
Guido Dierick	53	Executive vice president and general counsel
Alexander Everke	49	Executive vice president and general manager HPMS Industrial and Infrastructure
Dave French	56	Executive vice president of R&D, and general manager HPMS Portable and Computing
Loh Kin Wah	58	Executive vice president sales & marketing
Peter Kelly *	55	Executive vice president and chief financial officer
Robert Rigby-Hall	47	Executive vice president and chief human resources officer
Sean Hunkler	50	Executive president and general manager of operations
Ruediger Stroh	50	Executive vice president and general manager HPMS Identification
Frans Scheper	50	Executive vice president and general manager Standard Products
Kurt Sievers	43	Executive vice president and general manager HPMS Automotive

*	Mr. Kelly was appointed to replace Mr. Sundström, who resigned from the Company effective July, 2012.

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

•

Alexander Everke (1963, German). Mr. Everke is executive vice president, member of the management team and general manager of our High Performance Mixed Signal businesses focused on the industrial and infrastructure application markets. He previously served in various senior management positions within NXP. Mr. Everke joined NXP in 2006 from Infineon Technologies AG, where he served last as general manager of the Chip Card & Security ICs business unit. Before Infineon, Mr. Everke worked for several years at Siemens AG.

•

Dave French (1956, American). Mr. French is executive vice president of R&D, member of the management team and general manager of our High-Performance Mixed-Signal businesses focused on the portable and computing markets. Mr. French has more than 30 years experience in the semiconductor industry and has had direct experience in product development, marketing, manufacturing, strategic planning and business management. He started his career at Texas Instruments, working in microcontroller and DSP product line management and he later served as GM of logic products at Fairchild semiconductor, and GM of Analog Devices’ DSP business line. Mr. French also served as President and CEO of Cirrus Logic from 1999-2007 and joined NXP in April 2012, after working as an advisor to several venture-backed companies.

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

•

Peter Kelly (1957, American). Mr. Kelly is executive vice president and chief financial officer of NXP and a member of the management team. He joined NXP on March 1, 2011. He previously shared responsibility with Mr. Belden for managing our overall operations. Mr. Kelly has over 25 years of applicable experience in the global technology industry and has extensive financial expertise having worked in financial management positions in several other companies, including as CFO of UGI Corp. and Agere Systems Inc. Mr. Kelly also serves on the board of Plexus, Corp.

•

Robert Rigby-Hall (1965, British). Mr. Rigby-Hall is executive vice president, chief human resources officer and member of the management team since August 15, 2011. Previously, Mr. Rigby-Hall was chief HR officer of LexisNexis, a global provider of information and technology solutions, that is part of Anglo-Dutch group Reed Elsevier.

•

Sean Hunkler (1962, American). Mr. Hunkler is executive vice president, general manager of operations and a member of the management team. He shares responsibility with Mr. Belden for managing the company’s Global Operations. Mr. Hunkler joined NXP on July 16, 2012 with more than 28 years of experience in the semiconductor and materials industries in the US and Asia, including leading roles in internal and external manufacturing operations for MEMC and Freescale. Previously, Mr. Hunkler also served as a non-executive director on the board of SMIC and is a founding trustee of the Virginia Commonwealth University Engineering Foundation Board.

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

B. Compensation

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

Base Salary

We currently pay our chief executive officer an annual base salary of €1,142,000, the chairman of our board of directors an annual fixed fee of €275,000 and the other members of our board of directors an annual fixed fee of $85,000 gross. Members of our Audit Committee and the Nominating & Compensation Committee receive an additional annual fixed fee of $6,000 gross and the chairmen of both committees receive an additional annual fixed fee of $10,000 and $8,000 gross, respectively. For the year ended December 31, 2012, the members of our management team as a group (in total 14 members) received a total aggregate compensation of €7,800,000, compared to a total aggregate compensation of €6,900,000 (in total 14 members) in 2011.

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

Annual Incentive

Each year, our chief executive officer, the other members of our management team and our other executives can qualify to earn a variable cash incentive, subject to whether certain specific and challenging performance targets have been met. For our chief executive officer, the on-target cash incentive percentage as of 2011 was set at 75% of the base salary, with the maximum cash incentive set at 150% of the annual base salary (previously: 100% and 200%, respectively). The cash incentive pay-out in any year relates to the achievements of the preceding financial year in relation to agreed targets. In 2012, no annual cash incentive has been paid to our chief executive officer as annual incentive bonus for our performance in 2011. The total annual incentive bonus amount paid in 2012 to members of our management team, including our chief executive officer, is €70,200. In 2011, an amount of €2,284,000 has been paid to our chief executive officer, and a total amount of €9,290,000 has been paid as annual incentive bonus amount to members of our management team, including our chief executive officer.

Share Based Compensation Plans

The purpose of our share based compensation plans, including the Management Equity Stock Option Plan implemented prior to the consummation of our initial public offering in August 2010 and the Long-Term Incentive Plan 2010, 2011 and 2012 introduced in November 2010 and 2011 and October 2012, respectively, is to align the interests of management with those of our stockholders by providing additional incentives to improve our medium and long term performance, by offering the participants an opportunity to share in the success of NXP.

We granted stock options to the members of our management team and to approximately 135 of our other executives in 2007 and 2008 under the Management Equity Stock Option Plan. In May 2009, we executed a stock option exchange program, under which stock options, with new exercise prices, different volumes and—in certain cases—revised vesting schedules, were granted to eligible individuals, in exchange for their owned stock options. By accepting the new stock options all previously granted stock options (vested and unvested) owned by the eligible individual were cancelled. As of May 2009, when the stock options exchange program was consummated, stock options have been granted to eligible individuals under the revised Management Equity Stock Option Plan. Under this stock option plan the participants acquire the right to purchase a certain number of shares of common stock at a predetermined price, i.e. exercise price, provided that certain conditions are met. The stock options have a vesting schedule as specified upon the grant to the individuals. Pursuant to our Management Equity Stock Option Plan, members of our management team and certain other executives will be allowed to exercise, from time to time, their vested options. The proportion of options available for exercise cannot exceed the proportion of the aggregate number of shares of common stock sold by our co-investors, including the Private Equity Consortium, to the total number of shares of common stock owned by such co-investors. Following the completion of the secondary offering on April 5, 2011 by NXP Semiconductors N.V., in total up to 22% of the options under the Management Equity Stock Option Plan have become exercisable, subject to the applicable laws and regulations. As of December 31, 2012, a total of 15,114,216 stock options were granted and outstanding under the Management Equity Stock Option Plan to a group of approximately 110 (current and former) NXP executives (which includes our chief executive officer and other members of the management team and our chairman of the board of directors). These stock options can be exercised at exercise prices which vary from €2.00 to €50.00 per stock option.

In November 2010, we introduced a new Long Term Incentive Plan 2010, under which performance stock, restricted stock and stock options may be granted to the members of our board of directors, management team, our other executives, selected other key employees/talents of NXP and selected new hires. Under the Long Term Incentive Plan 2010, equity incentives may be granted on, or the day after, the dates NXP publishes its quarterly financials, beginning on November 2, 2010. Performance stock and restricted stock vest over a period of three years, subject to relevant performance criteria relating to operating income being met, and stock options vest over four years. The size of the annual equity pool available for Long Term Incentive Plan 2010 awards from November 2, 2010 up to the fourth quarter of 2011 is for an aggregate of up to 7,200,000 common shares in our share capital. On December 31, 2012, grants to 854 participants were outstanding, in total representing some 3,601,837 shares of common stock, consisting of 464,652 performance stock, 423,779 restricted stock units and 2,713,406 stock options.

In November 2011, we introduced a new Long Term Incentive Plan 2011, under which performance stock, restricted stock and stock options may be granted to the members of our board of directors, management team, our other executives, selected other key employees/talents of NXP and selected new hires. Under the Long Term Incentive Plan 2011, equity incentives may be granted on, or the day after, the dates NXP publishes its quarterly financials, beginning on November 1, 2011. Performance stock and restricted stock vest over a period of three years, subject to relevant performance criteria being met, and stock options vest over four years. The size of the annual equity pool available for Long Term Incentive Plan 2011 awards from November 1, 2011 up to the fourth quarter of 2012 is for an aggregate of up to 8,570,000 (including a number of 1,370,000 which remained from the 2010 LTIP pool) common shares in our share capital. On December 31, 2012, grants to 995 participants were outstanding, in total representing 6,548,734 shares of common stock, consisting of 1,170,322 performance stock, 1,229,154 restricted stock units and 4,149,258 stock options.

In October 2012, we introduced a new Long Term Incentive Plan 2012, under which performance stock, restricted stock and stock options may be granted to the members of our board of directors, management team, our other executives, selected other key employees/talents of NXP and selected new hires. Under the Long Term Incentive Plan 2012, equity incentives may be granted on, or the day after, the dates NXP publishes its quarterly financials, beginning on October 25, 2012. Performance stock and restricted stock vest over a period of three years, subject to relevant performance criteria being met, and stock options vest over four years. The size of the annual equity pool available for Long Term Incentive Plan 2012 awards from October 25, 2012 up to the fourth quarter of 2013 is for an aggregate of up to 9.3 million (including 2.1 million which remained from the 2011 LTIP pool) common shares in our share capital. On December 31,

2012, grants to 1,079 participants were outstanding, in total representing 6,468,140 shares of common stock, consisting of 773,500 performance stock, 1,647,190 restricted stock units and 4,047,450 stock options.

Shares to be delivered under any equity program may be newly issued, for up to 10% of our share capital, or they may come out of treasury stock or be purchased from time to time upon the decision of our board of directors.

As of December 31, 2012, the following stock options, restricted stock, performance stock and shares of common stock were outstanding with members of our board of directors:

Richard L. Clemmer, CEO and president

As of December 31, 2012, our chief executive officer held 106,125 shares and had been granted the following stock options and performance stock units, which were outstanding:

Series	Number of Stock Options	Exercise Price (in $)	Number of Stock Options per vesting schedule
			10/25/13	10/25/14	10/25/15	10/25/16
2012/October	410,000	23.49	102,500	102,500	102,500	102,500

Series	Number of Stock Options	Exercise Price (in $)	Number of Stock Options per vesting schedule
			11/01/12	11/01/13	11/01/14	11/01/15
2011/November	410,000	16.84	102,500	102,500	102,500	102,500

Series	Number of Stock Options	Exercise Price (in $)	Number of Stock Options per vesting schedule
			11/02/11	11/02/12	11/02/13	11/02/14
2010/November	360,252	13.27	90,063	90,063	90,063	90,063

Series	Number of Stock Options	Exercise Price (in €)	Number of Stock Options per vesting schedule
			01/01/10	01/01/11	01/01/12	01/01/13
2009/1	415,000	2.00	103,750	103,750	103,750	103,750
2009/2	1,400,000	15.00	350,000	350,000	350,000	350,000
2009/3	234,000	30.00	58,500	58,500	58,500	58,500
2009/4	374,252	40.00	93,563	93,563	93,563	93,563

Total	2,423,252		605,813	605,813	605,813	605,813

Series	Number of Performance Stock Units	Number of Performance Stock Units per vesting schedule
		10/25/13	10/25/14	10/25/15	10/25/16
2012/October	300,000	Maximum 33% of total	Maximum 67% of total	Up to 100% of total	Up to 100% of total

Series	Number of Performance Stock Units	Number of Performance Stock Units per vesting schedule
		02/09/13	02/09/14	02/09/15
2011/November	300,000	Maximum 33% of total	Maximum 67% of total	Up to 100% of total

Series	Number of Performance Stock Units	Number of Performance Stock Units per vesting schedule
		11/02/13
2010/November	160,108	Up to 160,108

Sir Peter Bonfield, chairman of the board of directors

As of December 31, 2012, the chairman of our board of directors held 9,999 shares from vested stock units, and the following stock options and restricted stock units had been granted to him and were outstanding:

Series	Number of Restricted Stock Units	Number of Stock Units per vesting schedule
		10/25/13	10/25/14	10/25/15
2012/October	10,000	3,333	3,333	3,334

Series	Number of Restricted Stock Units	Number of Stock Units per vesting schedule
		11/01/13	11/01/14
2011/November	6,667	3,333	3,334

Series	Number of Restricted Stock Units	Number of Stock Units per vesting schedule
		11/02/13
2010/November	3,334	3,334

Series	Number of Vested Stock Options	Exercise Price (in €)
2009/2	23,550	15.00
2009/3	23,550	30.00

Total	47,100

Other members of our board of directors

As of December 31, 2012, the other members of our board of directors held the following number of shares:

Mr. Huth: 79,999 of which 9,999 are from vested stock units

Mr. Cattelain: 9,999 from vested stock units

Mr. Durban: 20,499 of which 9,999 are from vested stock units

Mr. Goldman: 14,999 of which 9,999 are from vested stock units

Mr. Kaeser: 9,999 from vested stock units

Mr. Loring: 9,999 from vested stock units

Mr. Plantevin: 9,999 from vested stock units

Mr. Bhatia: 3,333 from vested stock units

To each of Messrs. Huth, Cattelain, Durban, Goldman, Kaeser, Loring and Plantevin, all being member of our board of directors, the following restricted stock units had been granted and were outstanding as of December 31, 2012:

Series	Number of Restricted Stock Units	Number of Stock Units per vesting schedule
		11/01/13	11/01/14	11/01/15
2012/October	10,000	3,333	3,333	3,334

Series	Number of Restricted Stock Units	Number of Stock Units per vesting schedule
		11/01/13	11/01/14
2011/November	6,667	3,333	3,334

Series	Number of Restricted Stock Units	Number of Stock Units per vesting schedule
		11/02/13
2010/November	3,334	3,334

To Mr. Bhatia, in 2011 being appointed as member of our board of directors, the following restricted stock units had been granted and were outstanding as of December 31, 2012:

Series	Number of Restricted Stock Units	Number of Stock Units per vesting schedule
		11/01/13	11/01/14	11/01/15
2012/October	10,000	3,333	3,333	3,334

Series	Number of Restricted Stock Units	Number of Stock Units per vesting schedule
		11/01/13	11/01/14
2011/November	6,667	3,333	3,334

To Mr. MacKenzie, in 2012 being appointed as member of our board of directors, the following restricted stock units had been granted and were outstanding as of December 31, 2012:

Series	Number of Restricted Stock Units	Number of Stock Units per vesting schedule
		11/01/13	11/01/14	11/01/15
2012/October	10,000	3,333	3,333	3,334

Pensions

Our chief executive officer and eligible members of the management team participate in the executives’ pension plan, which we set up in the Netherlands and which consists of a combination of a career average and a defined-contribution plan. The plan does not require employee contributions. We paid for our chief executive officer a total pension plan contribution of €572,369 in 2012 (2011: €569,340). We also paid a total pension plan contribution in the aggregate of €1,260,000 (2011: €1,540,000) to the members of our management team.

Additional Arrangements

In addition to the main conditions of employment, a number of additional arrangements apply to our chief executive officer and other members of the management team. These additional arrangements, such as housing compensation and relocation allowances, medical insurance, accident insurance, school fee compensation and company car arrangements are broadly in line with those for the NXP executives globally. In the event of disablement, our chief executive officer and other members of the management team are entitled to benefits in line with those for other NXP executives. In line with regulatory requirements, the Company’s policy forbids personal loans, guarantees or similar arrangements to members of our board, and consequently no loans, guarantees or similar arrangements were granted to such members since 2010, nor were any such loans outstanding as of December 31, 2012.

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

Summary Compensation Table

The following table sets forth the annual compensation paid or granted during the year ended December 31, 2012 to the members of our board of directors on an individual basis for services in all capacities.

	Salary and/ or fees		Performance related compensation (€)	Number of stock, stock options and stock units granted	Non-equity incentive plan compensation or benefits in kind (€)	Pension, retirement or similar benefits (€)
Richard L. Clemmer	1,142,000	(1)	—	710,000	840,000	572,369
Sir Peter Bonfield	275,000	(1)	—	10,000	—	—
	6,000	(2)	—			—
Johannes P. Huth	91,000	(2)	—	10,000	—	—
Vikram Bhatia	91,000	(2)	—	10,000	—	—
Nicolas Cattelain	85,000	(2)	—	10,000	—	—
Egon Durban	85,000	(2)	—	10,000	—	—
Kenneth A. Goldman	101,000	(2)	—	10,000	—	—
Josef Kaeser	91,000	(2)	—	10,000	—	—
Ian Loring	85,000	(2)	—	10,000	—	—
Michel Plantevin	99,000	(2)	—	10,000	—	—
Richard Wilson	35,416	(2)	—	—	—	—
Roy MacKenzie	49,584	(2)	—	10,000	—	—

Total:	1,417,000	(1)	—	810,000	840,000	572,369
	819,000	(2)

1)	in €
2)	in $

The following table sets forth the annual compensation paid or granted during the year ended December 31, 2011 to the members of our board of directors on an individual basis for services in all capacities.

	Salary and/ or fees		Performance related compensation (€)	Number of stock, stock options and stock units granted	Non-equity incentive plan compensation or benefits in kind (€)	Pension, retirement or similar benefits (€)
Richard L. Clemmer	1,142,000	(1)	2,284,000	710,000	680,474	569,340
Sir Peter Bonfield	275,000	(1)	—	10,000	—	—
	12,000	(2)	—	—	—	—
Johannes P. Huth	91,000	(2)	—	10,000	—	—
Vikram Bhatia	53,083	(2)	—	10,000	—	—
Nicolas Cattelain	85,000	(2)	—	10,000	—	—
Eric Coutinho	35,417	(2)	—	—	—
Egon Durban	85,000	(2)	—	10,000	—	—
Kenneth A. Goldman	101,000	(2)	—	10,000	—	—
Josef Kaeser	91,000	(2)	—	10,000	—	—
Ian Loring	85,000	(2)	—	10,000	—	—
Michel Plantevin	99,000	(2)	—	10,000	—	—
Richard Wilson	85,000	(2)	—	10,000	—	—

Total:	1,417,000	(1)	2,284,000	810,000	680,474	569,340
	822,500	(2)

1)	in €
2)	in $

C. Board Practices

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

After the offering of shares of common stock in February 2013, the Private Equity Consortium beneficially owns 42% of our common stock, and as a result will be able to influence or control matters requiring approval by our stockholders, including the election and removal of our directors, subject to any limitations in our shareholders’ agreement.

In addition, the Private Equity Consortium and Philips have entered into an amended and restated shareholders’ agreement that provides Philips with certain rights, including with respect to board representation, and requires the Private Equity Consortium to vote their shares in a manner that implements such rights. See the discussion set forth under “Shareholders’ Agreement” within Part I, Item 7B. Related Party Transactions.

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

A conflict of interest between the Company and one or more of our directors is not expected to have any impact on the authority of directors to represent the Company. Under our board regulations, a conflict needs to be reported to the board of directors and the board of directors shall resolve on the consequences, if any. Effective per January 1, 2013, Dutch law, in case of a conflict, does not allow directors to participate in discussions or vote on such matters.

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

Our directors are appointed for one year and will be re-electable each year at the general meeting of stockholders. The members of our board of directors may be suspended or dismissed at any time by the general meeting of stockholders. A resolution to suspend or dismiss a director will have to be adopted by at least a two thirds majority of the votes cast, provided such majority represents more than half of our issued share capital and unless the proposal to suspend or dismiss a member of the board of directors is made by the board of directors itself, in which case resolutions shall be adopted by a simple majority of votes cast. Effective per January 1, 2013, Dutch law facilitates the suspension of executive directors by the board.

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

D. Employees

The following table provides an overview of the number of full time employees we had per segment:

	As of December 31,
	2012	2011
High Performance Mixed Signal	3,224	3,037
Standard Products	1,654	1,747
Manufacturing Operations	16,490	14,860
Corporate:
Central research and development	608	624
Sales and marketing	761	775
Information technology	333	337
Other shared services	1,914	1,911
Other (including NXP Software)	374	369

Total	25,358	23,660

The following table indicates the number of full time employees per geographic area:

	As of December 31,
	2012	2011
Europe and Africa	6,957	6,932
Americas	552	532
Greater China	7,243	6,805
Asia Pacific	10,606	9,391

Total	25,358	23,660

We have not experienced any material strikes or labor disputes in the past. A number of our employees are members of a labor union. In various countries, local law requires us to inform and consult with employee representatives on matters relating to labor conditions. We consider our employee relations to be good.

E. Share Ownership

Information with respect to share ownership of members of our board of directors is included in Part I, Item 7. Major Shareholders and Related Party Transactions and Notes 11 and 12 to our Consolidated Financial Statements, which are incorporated herein by reference. Information with respect to the grant of shares and stock options to employees is included in Note 13 to our Consolidated Financial Statements which are incorporated herein by reference.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table shows the amount of our common stock beneficially owned as of December 31, 2012 (unless otherwise noted), by (i) each person who is known by us to own beneficially more than 5% of our common stock, (ii) each member of our board of directors, (iii) each director nominee, (iv) each of the named executive officers, (v) certain former members of management and (vi) all members of the board, director nominees and all of our executive officers as a group. A person is a “beneficial owner” of a security if that person has or shares voting or investment power over the security or if he has the right to acquire beneficial ownership within 60 days. Unless otherwise noted, these persons may be contacted at our executive offices and, to our knowledge, have sole voting and investment power over the shares listed.

Percentage computations are based on 251,751,500 shares of our common stock issued and outstanding as of February 7, 2013. As shown in the table below, funds advised by KKR, Bain and Silver Lake are considered U.S. beneficial holders and collectively beneficially owned 28.14% of our shares of common stock

	Common Stock Beneficially Owned
	Number	%
Funds advised by KKR(1)(6)	32,197,150	12.79
Funds advised by Bain(2)(6)	25,756,791	10.23
Funds advised by Silver Lake(3)(6)	12,879,469	5.12
Funds advised by Apax(4)(6)	14,487,057	5.75
Funds advised by Alpinvest(5)	6,438,284	2.56
NXP Co-Investment Partners L.P.(6)	15,029,155	5.97
PPTL Investment LP(7)	16,549,097	6.57
Richard L. Clemmer	1,309,587	0.52
Sir Peter Bonfield	27,897	0.01
Johannes P. Huth	79,999	0.03
Nicolas Cattelain	9,999	0.004
Egon Durban(8)	12,899,968	5.12
Ian Loring(9)	25,766,790	10.24
Kenneth Goldman	14,999	0.01
Michel Plantevin	9,999	0.004
Roy MacKenzie	—	—
Josef Kaeser	9,999	0.004
Vikram Bhatia	3,333	0.001
All directors and executive officers as a group(10)	40,132,570	15.94

(1)	KKR’s affiliates and certain funds advised by KKR, through various KKR-affiliated entities, hold shares of our common stock through a newly organized Luxembourg holding company. As per December 31, 2012, the following KKR-affiliated entities (the “KKR Entities”) had an indirect interest in 40,028,656 (as per February 7, 2013: 32,197,150) shares of our common stock through their ownership of such Luxembourg holding company: KKR NXP (2006) Limited (3,121,680 shares); KKR NXP (European II) Limited (20,010,767 shares); KKR NXP (Millennium) Limited (16,896,200 shares); and KKR Associates Europe II Limited Partnership (9 shares). As the designated members of KKR Management LLC (which may be deemed to indirectly control one or more general partners, stockholders or members of the entities that own or control the KKR Entities), Henry R. Kravis and George R. Roberts may be deemed to beneficially own the shares of our common stock indirectly held by the KKR Entities, but disclaim beneficial ownership of such shares. In addition, as the voting partner of certain affiliates of the KKR Entities, KKR SP Limited may be deemed to beneficially own the shares of our common stock indirectly held by the KKR Entities, but disclaims beneficial ownership of such shares. The principal business address of each of the entities and persons identified in this footnote except Mr. Roberts is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, New York, NY 10019, U.S.A. The principal business office for Mr. Roberts is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025, U.S.A.
(2)	As per February 7, 2013, Bain Pumbaa LuxCo S.à.r.l. owns 25,756,791 shares of our common stock. As a shareholder of Bain Pumbaa LuxCo S.à.r.l., Bain Capital Lion Holdings, L.P. (“Lion Holdings”) has voting and dispositive power over 25,756,791 shares of our common stock held by Bain Pumbaa LuxCo S.à.r.l. and may be deemed to beneficially own all shares of our common stock held by Bain Pumbaa LuxCo S.à.r.l. Bain Capital Investors, LLC (“BCI”) is the managing general partner of Lion Holdings. As a result, BCI may be deemed to beneficially own all of the shares of our common stock held by Lion Holdings, but disclaims beneficial ownership of such shares of our common stock. BCI is controlled by an investment committee composed of 22 members, Andrew Balson, Steven Barnes, Joshua Bekenstein, Louis Bremer, John Connaughton, Todd Cook, Paul Edgerley, Christopher Gordon, Blair Hendrix, Jordan Hitch, David Humphrey, John Kilgallon, Lewis Klessel, Matthew Levin, Ian Loring, Philip Loughlin, Seth Meisel, Mark Nunnelly, Stephen Pagliuca, Ian Reynolds, Mark Verdi and Stephen Zide. Each such investment committee member disclaims beneficial ownership of shares indirectly held by Lion Holdings. In addition, the Bain-affiliated funds and individuals named above may be deemed by virtue of their rights under the shareholders’ agreement with respect to the Company to share voting power with respect to the shares of our common stock held by the other parties to the shareholders’ agreement, but disclaim beneficial ownership of such shares. The address of BCI and Lion Holdings is John Hancock Tower, 200 Clarendon Street, Boston, MA 02116, U.S.A.
(3)	As per February 7, 2013, SL II NXP S.à r.l. owns 12,879,469 shares of our common stock. SLP II Cayman NXP, Ltd. owns 99.57% of the outstanding shares of our common stock held by SL II NXP S.à r.l. and may be deemed to beneficially own all shares of our common stock held by SL II NXP S.à r.l. Silver Lake Partners II Cayman, L.P. is the sole shareholder of SLP II Cayman NXP, Ltd. Silver Lake (Offshore) AIV GP II, Ltd. is the general partner of Silver Lake Technology Associates II Cayman, L.P. Because of the foregoing relationships, each of SLP II Cayman NXP, Ltd., Silver Lake Partners II Cayman, L.P., Silver Lake Technology Associates II Cayman, L.P. and Silver Lake (Offshore) AIV GP II, Ltd. (together, the “Silver Lake Funds”) may be deemed to beneficially own all of the shares of our common stock held by SL II NXP S.à r.l. Messrs. James A. Davidson, Glenn H. Hutchins, David J. Roux, Alan K. Austin, Michael J. Bingle, Gregory Keith Mondre, Charles Giancarlo, Andrew Wagner and Kenneth Y. Hao and Mses. Karen King and Yolande A. Jun serve as directors of Silver Lake (Offshore) AIV GP II, Ltd. They disclaim beneficial ownership of the ordinary shares indirectly owned by the Silver Lake Funds. In addition, the Silver Lake-affiliated funds and individuals named above may be deemed by virtue of their rights under the shareholders’ agreement with respect to the Company to share voting power with respect to the shares of our common stock held by the other parties to the shareholders’ agreement, but disclaim beneficial ownership of such shares. Silver Lake’s address is c/o 2775 Sand Hill Road, Suite 100 Menlo Park, CA 94025, USA.
(4)

As per February 7, 2013, Meridian Holding S.à.r.l. owns 14,487,057shares of our common stock. Apax NXP VI A L.P. is an English limited partnership and owns 66.59% of the outstanding shares of Meridian Holding S.à.r.l. Apax NXP (UK) VI A1 GP Co. Ltd, and English private limited company, is the general partner of Apax NXP VI A L.P. Apax WW Nominees Ltd, and English company, holds, directly or indirectly, 100% of the interests in Apax NXP (UK) VI A1 GP Co. Ltd as nominee for Apax Partners Europe Managers Ltd, the custodian of Apax Europe VI-A, L.P., an English limited partnership. Apax Europe VI GP L.P. Inc., a Guernsey limited partnership, is the general partner of Apax Europe VI-A, L.P. Apax Europe VI GP Co. Limited, a Guernsey company, is the general partner of Apax Europe VI GP L.P. Inc. Apax Partner Europe Managers Ltd, an English company, holds 100% of the interests in Apax WW Nominees Ltd. Apax Partners Europe Managers Ltd has also been appointed by Apax Europe VI GP L.P. Inc. (acting by Apax Europe VI GP Co. Limited, its general partner) as discretionairy investment manager of the investments of Apax Europe VI-A, L.P. Apax Partners Europe Managers Ltd, Apax Europe VI GP Co. Limited and Apax Europe VI GP L.P. Inc. are responsible for the investments and general administration of Apax Europe VI-A, L.P. Because of the foregoing relationships, each of Apax NXP VI A L.P., Apax NXP (UK) VI A1 GP Co. Ltd, Apax Europe VI-A, L.P., Apax Europe VI GP L.P. Inc., Apax Europe VI GP Co. Limited and Apax Partners Europe Managers Ltd—may be deemed to beneficially own all of the shares of our common stock held by Meridian Holding S.à.r.l. As directors and shareholders of Apax Partners Europe Managers Ltd., Martin Halusa, Nico Hansen, Michael Phillips and Ian Jones may be deemed to beneficially own the shares of our common stock indirectly held by Apax Europe VI, but disclaim ownership of such shares. In addition, the Apax-affiliated funds and individuals named above may be deemed by virtue of their rights under the shareholders’ agreement with respect to the Company to share voting power with respect to the shares of our common stock held by the other parties to the shareholders’ agreement, but disclaim beneficial ownership of such shares. The address of Apax Partners LLP and Apax Partners Europe Managers Ltd. is 33 Jermyn Street, London SW1Y 6DN, England, and the address of Apax Partners L.P. is 601 Lexington Avenue, 53rd Floor, New York, NY 10022, U.S.A.
(5)	As per December 31, 2012, AlpInvest Partners CSI 2006 Lion C.V. owned 7,938,871 shares in our common stock and AlpInvest Partners Later Stage II-A Lion C.V. owned 65,435 shares of our common stock (combined these two entities own 6,438,284shares as per February 7, 2013). As the managing director of AlpInvest Partners Beheer 2006 B.V. (which manages AlpInvest Partners CSI 2006 Lion C.V. and AlpInvest Partners Later Stage II-A Lion C.V.), AlpInvest Partners B.V. may be deemed to hold voting and dispositive power with respect to the shares in our common stock beneficially owned by AlpInvest Partners CSI 2006 Lion C.V. and AlpInvest Partners Later Stage II-A Lion C.V., but disclaims beneficial ownership of such shares. As managing directors of AlpInvest Partners B.V. Volkert Doeksen and Johan Paul de Klerk may be deemed to beneficially own the shares of our common stock owned by AlpInvest Partners Later Stage II-A Lion C.V. and AlpInvest Partners CSI 2006 Lion C.V., but disclaim beneficial ownership of such shares.
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
(6)	As the general partner of NXP Co-Investment Partners L.P., NXP Co-Investment GP Ltd. beneficially owns the shares held indirectly by NXP Co-Investment Partners L.P. Funds and entities advised by KKR, Bain, Silver Lake and Apax own NXP Co-Investment GP Ltd., but none of them own a majority, and none may be deemed to beneficially own them.
(7)	PPTL Investment LP and the individuals named above may be deemed by virtue of their rights under the shareholders’ agreement with respect to the Company to share voting power with respect to the shares of our common stock held by the other parties to the shareholders’ agreement, but disclaim beneficial ownership of such shares. PPTL Investment LP is a Scottish law limited partnership of which PPTL Investment Limited is the general partner and Philips Pension Trustees Limited (in its capacity as the trustee of the Philips Pension Fund) is the sole limited partner investor. The business address of PPTL Investment LP is 15 Atholl Crescent Edinburgh EH3 8HA, United Kingdom.
(8)	Mr. Durban is a director of our Company, as well as a director of SLP II Cayman NXP, Ltd. Amounts disclosed for Mr. Durban include shares beneficially owned by the funds advised by Silver Lake. Mr. Durban disclaims beneficial ownership of any shares owned directly or indirectly by funds advised by Silver Lake.
(9)	Mr. Loring is a director of our Company, as well as a member of the investment committee of Bain Capital Investors, LLC. Amounts disclosed for Mr. Loring include shares beneficially owned by the funds advised by Bain. Mr. Loring disclaims beneficial ownership of any shares owned directly or indirectly by funds advised by Bain.
(10)	Reflects shares that may be beneficially owned by our directors. However, each director disclaims beneficial ownership of such shares. In addition, as of December 31, 2012, our directors and executive officers beneficially owned as a group options or equity rights representing 8,852,272 shares of our common stock. If exercised, these shares would represent 3.5% of the shares of our common stock. At any time that the Private Equity Consortium reduces its shareholding in us or in the event that the Private Equity Consortium no longer holds in the aggregate at least 30% of our common stock, vested stock options granted under our Management Equity Stock Option Plan would become exercisable. The stock options, performance related stock units and the restricted stock units granted under our Long Term Incentive Plan 2010 and 2011 vest over a three or four year period, subject to certain conditions and are exercisable immediately after vesting. Under the post-IPO Long Term Incentive Plan 2010, 2011 and 2012 implemented in November 2010, November 2011 and November 2012, respectively, our directors and executive officers have been awarded with restrictive or performance related stock, vesting between one and three-years from when such stock was awarded.

B. Related Party Transactions

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

Philips, Philips Pension Trustees Limited and PPTL Investment LP

On September 7, 2010, Philips Pension Trustees Limited purchased Philips’ 42,715,650 shares of common stock in the Company (“Transfer Shares”) in a private transaction. In a subsequent private transaction, on October 29, 2010, PPTL Investment LP purchased the Transfer Shares from Philips Pension Trustees Limited by way of a transfer agreement, to which also Philips is a party (“Amended Transfer Agreement”). PPTL Investment LP acquired the Transfer Shares for the purpose of owning and managing such assets as may be contributed to Philips Pension Trustees Limited. In connection with this transaction, PPTL Investment LP was required to join the new shareholders agreement, to which Philips and Philips Pension Trustees Limited were already a party. Under the terms of the new shareholders agreement, PPTL Investment LP is required to vote the Transfer Shares in favor of certain other parties’ nominees to the Company’s board of directors. In addition, PPTL Investment LP may be required in the future to sell the Transfer Shares and to vote in favor of a sale of control of the Company pursuant to drag-along provisions contained in the new shareholders agreement, and may, if joining together with other parties thereto to form the percentage of common stock required to trigger such drag-along provisions, similarly require the other parties thereto to sell common stock and vote in favor of a sale of control of the Issuer. Philips may appoint the majority of the board of directors of Philips Pension Trustees Limited. In addition, the Amended Transfer Agreement limits the ability of PPTL Investment LP as the holder of the Transfer Shares to dispose of the Transfer Shares without the consent of Philips. Furthermore, the shareholders’ agreement grants Philips the right to nominate one non-executive member of the Issuer’s board of directors and requires PPTL Investment LP to vote the Transfer Shares in favor of such nominee. In the secondary offering of shares of our common stock, consummated on April 5, 2011, PPTL Investment LP sold 7,182,436 shares of common stock. In addition, on July 6, 2011, PPTL Investment LP entered into a sales plan with a broker. On the basis of that plan PPTL Investment LP disposed of 2.5 million shares of common stock. On November 1, 2011, it entered into a sales plan on the basis of which plan it disposed of 2,515,915 shares of common stock. On February 17, 2012, PPTL Investment LP entered into a sales plan with a broker on the basis of which plan it disposed 4,940,316 shares of common stock. On July 30, 2012 PPTL Investment LP entered into a sales plan with a broker on the basis of which plan it disposed of 2,405,524 shares of common stock. On November 7, 2012 PPTL Investment LP entered into a sales plan with a broker in order to enable the disposition of 2,597,026 shares of common stock within a three month period.

Private Equity Consortium and Certain Co-investors

We have been advised by the Private Equity Consortium that it has entered into an agreement relating to shares of our common stock with certain co-investors that participated with the Private Equity Consortium in connection with its purchase from Philips of 80.1% of its semiconductor business in 2006. Pursuant to this agreement, until November 5, 2011, 15 months after the initial public offering on August 5, 2010, the co-investors were restricted from selling the shares of our common stock held by them as of the date of the initial public offering on August 5, 2010. These volume and other limitations terminated on November 5, 2011, and the co-investors may now freely sell their shares without restriction under the agreement. As of December 31, 2012, the aggregate number of shares of our common stock beneficially owned by these co-investors was 19,314,431, representing approximately 7.67% of our outstanding shares. On February 4, 2013, we announced a secondary offering of 30,000,000 shares of our common stock to be sold by certain of our principal stockholders, pursuant to our shelf registration statement on Form F-3, at a price to the public of $30.35 per share. The offering was settled and closed on February 7, 2013. Funds advised by KKR, Bain and Silver Lake are considered U.S. beneficial holders and collectively beneficially owned 28.14% of our shares of common stock as of that date. NXP did not receive any proceeds from the sale of shares in the offering. As of February 7, 2013, the aggregate number of shares of our common stock beneficially owned by these co-investors was 15,658,799, representing approximately 6.22% of our outstanding shares.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Statements

See Part III, Item 18. Financial Statements.

Dividend Policy

Our ability to pay dividends on our common stock is limited by the covenants of our Secured Revolving Credit Facility, the Term Loans and the Indentures and may be limited by the terms of any future debt or preferred securities. As a result, we currently expect to retain future earnings for use in the operation and expansion of our business and the repayment of our debt, and do not anticipate paying any cash dividends in the foreseeable future. Whether or not dividends will be paid in the future will depend on, among other things, our results of operations, financial condition, level of indebtedness, cash requirements, contractual restrictions and other factors that our board of directors and our stockholders may deem relevant. If, in the future, our board of directors decides not to allocate profits to our reserves (making such profits available to be distributed as dividends), any decision to pay dividends on our common stock will be at the discretion of our stockholders.

B. Significant Changes

No significant changes have occurred since the date of our Consolidated Financial Statements.

Item 9. The Offer and Listing

A. Offer and Listing Details

Not applicable.

The following table shows the high and low closing sales prices of the common stock on the stock market of NASDAQ as reported in the Official Price List since its introduction on August 6, 2010. The introduction price was fixed on August 5, 2010 at $14.00 per share.

Most recent six months
January 2013		December 2012		November 2012		October 2012		September 2012		August 2012
High	Low	High	Low	High	Low	High	Low	High	Low	High	Low
30.50	26.55	26.32	23.31	26.19	22.69	25.28	20.93	26.67	22.96	26.04	21.55

On February 22, 2013, the closing sales price of the common stock on the stock market of NASDAQ was $31.55.

	2012		2011		2010
	High	Low	High	Low	High	Low
1st quarter	26.97	16.01	31.95	21.43
2nd quarter	26.32	18.81	34.18	22.65
3rd quarter	26.67	20.03	27.51	14.03	14.00	10.68
4th quarter	26.32	20.93	19.66	13.68	20.93	11.85

B. Plan of Distribution

Not applicable.

C. Markets

The shares of common stock of the Company are listed on the stock market of the NASDAQ Global Select Market in New York under the ticker symbol “NXPI”.

The Notes, co-issued by NXP Funding LLC and NXP B.V. both of which are wholly-owned subsidiaries of us, and which are guaranteed by certain of our other wholly-owned subsidiaries, are listed on the Global Exchange Market of the Irish Stock Exchange.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The information required by this section is incorporated by reference to Exhibit 3.2 of Amendment No. 7 to the Company’s Registration Statement on Form F-1, filed on August 5, 2010 (File No.  333-166128).

C. Material Contracts

Other than the material contracts described below, we have not entered into any material contracts other than in the ordinary course of business.

On February 16, 2012, our wholly owned subsidiary NXP B.V. and NXP Funding LLC entered into the $475 million 2019 Term Loan. This new long-term debt has a seven year maturity, has a margin of 4% above LIBOR, with a LIBOR floor of 1.25%, and was priced at 98.5% of par. The covenants of this term loan are substantially the same as those contained in our 2017 Term Loans. The proceeds from this new term loan, together with available borrowing capacity under the Secured Revolving Credit Facility, were used to redeem all of our outstanding euro-denominated 8 5/8% Senior Notes due October 2015 and U.S. dollar-denominated 9 1/2% Senior Notes due October 2015, for a total amount of approximately $775 million.

On April 27, 2012, NXP B.V. and NXP Funding LLC entered into €500 million Secured Revolving Credit Facility with Morgan Stanley Senior Funding, Inc. as global collateral agent and administrative agent and Mizuho Corporate Bank, Ltd. as Taiwan collateral agent, replacing the 2006 secured Revolving Credit Facility. This Secured revolving Credit Facility has a five year maturity. Its covenants are substantially the same as those contained in the 2006 Secured Revolving Credit Facility. On October 24, 2012, NXP has agreed with certain participating banks to increase the borrowing capacity of the Secured Revolving Credit Agreement entered into on April 27, 2012, to €620 million.

On December 10, 2012, NXP B.V. and NXP Funding LLC entered into the $500 million 2020 Term Loan. This new long term debt has a seven year maturity, a margin of 3.5% above LIBOR, with a LIBOR floor of 1.25% and was priced at 99.5% of par. The covenants of this term loan are substantially the same as those under the 2017 Term Loans and the 2019 Term Loan. The proceeds were used to repurchase part of our outstanding U.S. dollar denominated 9  3/4% Dollar Fixed Rate Secured Notes due in 2018.

On February 1, 2013 we announced the pricing of a private offering to institutional investors of $500 million aggregate principal amount of U.S. Dollar-denominated 5.75% senior notes due 2021 by our wholly-owned subsidiaries NXP B.V. and NXP Funding LLC. This offering closed February 14, 2013. We will use the net proceeds of this private offering to repay amounts outstanding under our Second 2017 Term Loan.

D. Exchange Controls

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

E. Taxation

Certain Tax Considerations-Holder of Common Stock

Summary of Dutch Tax Considerations

The following summary describes the material Dutch tax consequences of the ownership and disposition of our shares of common stock as of the date hereof and is intended as general information only. This summary does not contain a detailed description of all the Dutch tax law consequences to you as a holder of shares of common stock in the Company in light of your particular circumstances and does not address the effects of any non-Dutch tax laws. For Dutch tax purposes, a holder of our shares may include an individual who or an entity that does not have the legal title of the shares, but to whom nevertheless the shares are attributed based either on such individual or entity holding a beneficial interest in the shares or based on specific statutory provisions, including statutory provisions pursuant to which shares are attributed to an individual who is, or who has directly or indirectly inherited from a person who was, the settlor, grantor or similar originator of a trust, foundation or similar entity that holds the shares.

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

(iv)	partial repayment of paid-in capital, that is not recognized for Dutch dividend withholding tax purposes, or recognized for Dutch dividend withholding tax purposes, to the extent that we have net profits (zuivere winst) and unless (a) the general meeting of stockholders has resolved in advance to make such repayment, and (b) the par value of the shares concerned has been reduced with an equal amount by way of an amendment to our articles of association. The term net profits includes anticipated profits that have yet to be realized.

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

If a stockholder is subject to Dutch corporate income tax and is entitled to the participation exemption in relation to the benefits derived from the shares held by it and such shares are attributable to an enterprise carried out in the Netherlands, such stockholder will generally be entitled to an exemption from Dutch dividend withholding tax on dividends distributed by us.

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

such stockholder will be eligible for a full refund of Dutch dividend withholding tax on dividends distributed by us, unless such stockholder is comparable to an exempt investment institution (vrijgestelde beleggingsinstelling) or fiscal investment institution (fiscale beleggingsinstelling), as defined respectively in article 6a and 28 of the Dutch corporate income tax act 1969 (Wet op de vennootschapsbelasting 1969). For purposes of (a) above, a qualifying stockholder is an entity that (i) is resident for Dutch tax purposes in a jurisdiction which has an arrangement for the exchange of tax information with the Netherlands and (ii) holds its shares as a portfolio investment, i.e. such shares are not held with a view to the establishment or maintenance of lasting and direct economic links between the stockholder and the company and the shares do not allow the stockholder to participate effectively in the management or control of the company.

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

Taxes on Income and Capital Gains

The description of taxation set out in this section of the Report does not apply to any stockholder who is an individual for whom the income or capital gains derived from our shares of common stock are attributable to employment activities, the income from which is taxable in the Netherlands.

A stockholder will not be subject to Dutch taxes on income or capital gains in respect of the ownership and disposal of our shares, other than Dutch dividend withholding tax as described above, except if:

(i)	the stockholder is, or is deemed to be, resident in the Netherlands for Dutch (corporate) income tax purposes;

(ii)	the stockholder is an individual and the stockholder has opted to be treated as resident in the Netherlands for purposes of Dutch income tax;

(iii)	the stockholder derives profits from an enterprise, whether as entrepreneur (ondernemer) or pursuant to a co—entitlement to the net worth of such enterprise other than as an entrepreneur or a stockholder, which enterprise is, in whole or in part, carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands, to which the shares are attributable;

(iv)	the stockholder is an individual and derives benefits from miscellaneous activities (resultaat uit overige werkzaamheden) carried out in the Netherlands in respect of the shares, including, without limitation, activities which are beyond the scope of active portfolio investment activities;

(v)	the stockholder is an individual and has a substantial interest (aanmerkelijk belang) or a fictitious substantial interest (fictief aanmerkelijk belang) in the company, which is not attributable to the assets of an enterprise;

(vi)	the stockholder is not an individual and has a substantial interest or a fictitious substantial interest in the company, which (fictitious) substantial interest is not attributable to the assets of an enterprise and (one of) the main purposes of the chosen ownership structure is the evasion of Dutch income tax or dividend withholding tax;

(vii)	the stockholder is not an individual and is entitled to a share in the profits of an enterprise or a co-entitlement to the net-worth of an enterprise, other than by way of the holding of securities, which enterprise is effectively managed in the Netherlands and to which enterprise the shares are attributable; or

(viii)	the stockholder is an individual and is entitled to a share in the profits of an enterprise, other than by way of the holding of securities, which enterprise is effectively managed in the Netherlands and to which enterprise the shares are attributable.

Generally, a stockholder has a substantial interest if such stockholder, alone or together with its partner, directly or indirectly (a) owns, or holds certain rights on, shares representing five percent or more of the total issued and outstanding capital of the company, or of the issued and outstanding capital of any class of shares of the company; (b) holds rights, directly or indirectly, to acquire shares, whether or not already issued, representing five percent or more of the total issued and outstanding capital of the company, or of the issued and outstanding capital of any class of shares of the company; or (c) owns, or holds certain rights on, profit participating certificates that relate to five percent or more of the annual profit of the company or to five percent or more of the liquidation proceeds of the company. A stockholder will also have a substantial interest if its partner or one of certain relatives of the stockholder or of its partner has a substantial interest.

Generally, a stockholder has a fictitious substantial interest in the company if, without having an actual substantial interest in the company (i) an enterprise has been contributed to the company in exchange for shares on an elective non-recognition basis; (ii) the shares have been obtained under inheritance law or matrimonial law, on a non-recognition basis, while the disposing stockholder had a substantial interest in the company; (iii) the shares have been acquired pursuant to a share merger, legal merger or legal demerger, on an elective non-recognition basis, while the stockholder prior to this transaction had a substantial interest in an entity that was party thereto; or (iv) the shares held by the stockholder, prior to dilution, qualified as a substantial interest and, by election, no gain was recognized upon disqualification of these shares.

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

United States Federal Income Tax Considerations

The following summary describes the material United States federal income tax consequences of the ownership and disposition of our shares as of the date hereof. The discussion set forth below is applicable only to United States Holders (as defined below) (i) who are residents of the United States for purposes of the Treaty, (ii) whose shares do not, for purposes of the Treaty, form part of the business property of a permanent establishment, or pertain to a fixed base, in the Netherlands, and (iii) who otherwise qualify for the full benefits of the Treaty. Except where noted, this summary deals only with shares held as capital assets. As used herein, the term “United States Holder” means a beneficial owner of a share that is for United States federal income tax purposes:

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

This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

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

The discussion below is based upon the provisions of the United States Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below.

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

Taxation of Dividends

The gross amount of distributions on the shares (including any amounts withheld in respect of Dutch withholding taxes to the extent such amounts are actually transferred to the Dutch tax authorities, as described under “Withholding Tax” above) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles.

Such income (including withheld taxes paid over to the Dutch tax authorities) will be includable in your gross income as ordinary income on the day actually received by you or on the day received by your nominee or agent that holds the shares on your behalf. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate United States investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The United States Treasury Department has determined that the Treaty meets these requirements. We believe we are currently eligible for the benefits of the Treaty. A foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our shares, which are listed on the NASDAQ Global Select Market, are considered readily tradable on an established securities market in the United States. There can be no assurance that our shares will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. For this purpose, the minimum holding period requirement will not be met if a share has been held by a holder for 60 days or less during the 121-day period beginning on the date which is 60 days before the date on which such share becomes ex-dividend with respect to such dividend, appropriately reduced by any period in which such holder is protected from risk of loss. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of this legislation to your particular circumstances.

The maximum rate of withholding tax on dividends paid to you pursuant to the Treaty is 15 percent. You may be required to properly demonstrate to the Company and the Dutch tax authorities your entitlement to the reduced rate of withholding under the Treaty. Subject to certain conditions and limitations, Dutch withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. However, amounts withheld to reflect Dutch withholding taxes will not be creditable to the extent that we are allowed to reduce the amount of the withholding tax that is actually transferred to the Dutch tax authorities, as described under “Withholding Tax” above. For purposes of calculating the foreign tax credit, dividends paid on the shares will be treated as income from sources outside the United States and will generally constitute passive category income. Further, in certain circumstances, if you:

•	have held shares for less than a specified minimum period during which you are not protected from risk of loss, or

•	are obligated to make payments related to the dividends,

you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the shares. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. However, we do not expect to determine earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Passive Foreign Investment Company

Based on the composition of our income and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (a “PFIC”) for the 2012 taxable year, and we do not expect to become one in the future, although there can be no assurance in this regard. If, however, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of a share in an amount equal to the difference between the amount realized for the share and your tax basis in the share. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our shares and the proceeds from the sale, exchange or redemption of our shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. Backup withholding may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

It is possible to read and copy documents referred to in this Report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549.

Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

The Company’s SEC filings are also publicly available through the SEC’s website at www.sec.gov.

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

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

Interest Rate Risk

Given the leveraged nature of our Company, we have inherent exposure to changes in interest rates. Our Secured Revolving Credit Facility has a floating rate interest. We have issued several Term Loans that have a floating rate interest and have issued several series of notes with maturities ranging from 4 to 8 years and a mix of floating and fixed rates. From time to time, we may execute a variety of interest rate derivative instruments to manage interest rate risk. Consistent with our risk management objective and strategy, we have no interest rate risk hedging transactions in place.

For additional information regarding our interest rate risks see the discussion set for under “Interest rate risk” of Note 6 to the Consolidated Financial Statements included in Part III, Item 18 of this Report.

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

For additional information regarding our foreign currency risks see the discussion set for under “Currency risk” of Note 6 to the Consolidated Financial Statements included in Part III, Item 18 of this Report.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15. Controls and Procedures

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

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012 based on the criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment our management concluded that our internal control over financial reporting was effective as at December 31, 2012.

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

Attestation Report of the Registered Public Accounting Firm

For the year ended December 31, 2012 an attestation report regarding internal control over financial reporting of the Company’s registered public accounting firm is required. The attestation is included in Part III, Item  18. Financial Statements.

Item 16A. Audit Committee Financial Expert

Mr. Goldman, chairman of our audit committee, qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and as determined by our board of directors.

Item 16B. Code of Ethics

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

We have also adopted a Financial Code of Ethics applicable to certain of our senior employees, which constitutes a “code of ethics” as such term is defined by the Securities and Exchange Commission. Both the NXP Code of Conduct and our Financial Code of Ethics are available on our website at www.nxp.com/investor/governance. The information contained on our website or that can be accessed through our website neither constitutes part of this Report on Form 20-F nor is incorporated by reference herein.

Item 16C. Principal Accountant Fees and Services

The Company has instituted a comprehensive auditor independence policy that regulates the relation between the Company and its external auditors and is available on our website (www.nxp.com/investor/governance). The policy includes rules for the pre-approval by the audit committee of all services to be provided by the external auditor. The policy also describes the prohibited services that may not be provided. Proposed services may be pre-approved at the beginning of the year by the audit committee (annual pre-approval) or may be pre-approved during the year by the audit committee in respect of a particular engagement (specific pre-approval). The annual pre-approval is based on a detailed, itemized list of services to be provided, designed to ensure that there is no management discretion in determining whether a service has been approved and to ensure the audit committee is informed of each service it is pre-approving. Unless pre-approval with respect to a specific service has been given at the beginning of the year, each proposed service requires specific pre-approval during the year. Any annually pre-approved services where the fee for the engagement is expected to exceed pre-approved cost levels or budgeted amounts will also require specific pre-approval. The term of any annual pre-approval is 12 months from the date of the pre-approval unless the audit committee states otherwise. During 2012, there were no services provided to the Company by the external auditors which were not pre-approved by the audit committee.

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

Our Consolidated Financial Statements included in this Report have been audited by KPMG Accountants N.V., an independent registered public accounting firm. These financial statements have been approved by the relevant boards.

The aggregate fees billed for professional services rendered for the fiscal periods 2012 and 2011 were as follows:

Aggregate fees KPMG

($ in millions)	2012	2011
Audit fees	3.3	3.7
Audit-related fees	0.9	1.4
Tax fees	—	—
Other fees	0.2	0.1

	4.4	5.2

Audit fees consist of fees for the examination of both the consolidated and statutory financial statements.

Audit-related fees consist of fees in connection with audits of acquisitions, divestments and registration statements.

Tax fees consist of fees for professional services in relation to tax compliance, tax advice and tax planning.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table provides a summary of shares repurchased by the Company in 2012:

Date	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs
April 26, 2012	79,513	$25.0100	79,513
April 27, 2012	100,000	$26.3721	100,000
May 1, 2012	4,100	$25.6856	4,100
May 2, 2012	98,641	$25.7805	98,641
May 3, 2012	200,000	$25.5676	200,000
May 4, 2012	100,000	$25.5832	100,000
May 8, 2012	46,485	$24.3642	46,485
May 9, 2012	44,150	$23.3674	44,150
June 7, 2012	300,000	$20.2950	300,000
June 8, 2012	248,845	$20.1082	248,845
June 11, 2012	285,243	$20.0183	285,243
June 12, 2012	40,688	$19.9171	40,688
June 14, 2012	146,089	$20.0378	146,089
June 24, 2012	149,940	$21.6354	149,940

In 2012, the General Meeting of Shareholders authorized the Board of Directors to repurchase shares of our common stock. On that basis, the Board of Directors resolved to repurchase shares to cover in part employee stock options and equity rights under its long term incentive plans. The purchases identified in the table were all pursuant to this authorization.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

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

The following discussion summarizes the primary differences between our corporate governance structure and best practice provisions of the Dutch corporate governance code:

•

Best practice provisions II.2.4 and II.2.5 state that stock options granted to members of our board shall, in any event, not be exercised in the first three years after the date of granting and shares granted to board members without financial consideration shall be retained for a period of at least five years or until at least the end of the employment, if this period is shorter. Under our equity incentive schemes, part of the stock options granted to our chief executive officer in November 2010, November 2011 and November 2012 are exercisable one year after the date of grant, and members of our board who received restrictive shares and performance shares in November 2010, November 2011 and November 2012 are not required to retain these shares for at least five years. Although a deviation from the Corporate Governance Code, we hold the view that the combination of equity incentives granted to our chief executive officer, in relation to his obligation to invest in the Company and the applicable strict vesting and performance criteria, as well as the limited exercise possibility for pre-IPO MEP stock options granted to him, will enhance the goal of promoting long-term investments in the Company. The same is true for the equity grants made to other members of our board, which also have very strict vesting criteria with the purpose of creating long-term commitment to the Company.

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

Effective January 1, 2012, Dutch law does not allow directors to vote on a matter with regard to which they have an interest.

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

•

NASDAQ requires the majority of the board of directors to be comprised of independent directors. Although the Dutch corporate governance code provides that the majority of the members of the board be independent, it also provides that if a company expressly indicates the reasons and the extent to which it does not apply the provisions of the Dutch corporate governance code, such company will deemed to have applied the code. As described under “—Corporate Governance—The Dutch Corporate Governance Code” above, four non-executive members of our board of directors will be independent. It is our view that given the nature of our business and the practice in our industry and considering our stockholder structure, it is justified that only four non-executive directors will be independent.

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

PART III

Item 17. Financial Statements

We are furnishing the financial statements pursuant to the instructions of Part III, Item 18. Financial Statements of this Report.

Item 18. Financial Statements

See pages F-1 to F-50

Item 19. Exhibits

Exhibit Number	Description of Document

2.1#	Sale and Purchase Agreement, dated as of December 22, 2010, between NXP Semiconductors N.V., NXP B.V., the Dover Corporation, Knowles Electronics, LLC and EFF Acht Beteiligungsverwaltung GmbH (incorporated by reference to Exhibit 2.1 of the Form 20-F of NXP Semiconductors N.V. filed on March 13, 2012)

3.1	Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of Amendment No. 7 to the Registration Statement on Form F-1 of NXP Semiconductors N.V., filed on August 2, 2010 (File No. 333-166128))

3.2	Articles of Association of NXP Semiconductors N.V. (incorporated by reference to Exhibit 3.2 of Amendment No. 7 to the Registration Statement on Form F-1 of NXP Semiconductors N.V., filed on August 2, 2010 (File No. 333-166128))

4.1	Senior Secured Indenture dated as of October 12, 2006 among NXP B.V. and NXP Funding LLC as Issuers, each of the Guarantors named on the signature pages thereto, Deutsche Bank Trust Company Americas as Trustee, Morgan Stanley Senior Funding Inc. as Global Collateral Agent and Mizuho Corporate Bank Ltd. as Taiwan Collateral Agent (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-4 of NXP B.V. filed on April 23, 2007 (File No. 333-142287))

4.2	Collateral Agency Agreement dated as of September 29, 2006 among NXP Semiconductors N.V. (formerly known as KASLION Acquisition B.V.), NXP B.V., the Guarantors named therein, the Secured Parties as defined therein and from time to time parties thereto, Morgan Stanley Senior Funding, Inc. as Global Collateral Agent and Mizuho Corporate Bank Ltd. as Taiwan Collateral Agent (incorporated by reference to Exhibit 4.3 of the Registration Statement on Form F-4 of NXP B.V. filed on April 23, 2007 (File No. 333-142287))

4.3	Senior Secured Indenture dated as of July 20, 2010 among NXP B.V. and NXP Funding LLC as Issuers, each of the Guarantors named on the signature pages thereto, Deutsche Bank Trust Company Americas as trustee, Morgan Stanley Senior Funding Inc. as Global Collateral Agent and Mizuho Corporate Bank Ltd. as Taiwan Collateral Agent (incorporated by reference to Exhibit 4.5 of Amendment No. 5 to the Registration Statement on Form F-1 of NXP Semiconductors N.V., filed on July 22, 2010 (File No. 333-166128))

4.4	Amended and Restated Shareholders’ Agreement dated August 5, 2010 among the AlpInvest Parties, Apax Parties, Bain Capital Parties, Co-Invest Parties, Kaslion S.à r.l., KASLION Holding B.V., the KKR Parties, Koninklijke Philips Electronics N.V., the Silver Lake Parties and Stichting Management Co-Investment NXP (incorporated by reference to Exhibit 2 of the current report on Form 6-K of NXP Semiconductors N.V. filed on August 10, 2010)

4.5	Registration Rights Agreement dated August 5, 2010 among NXP Semiconductors N.V., AlpInvest Partners CSI 2006 Lion C.V., AlpInvest Partners Later Stage II-A Lion C.V., Meridian Holding S.à.r.l., Bain Pumbaa Luxco S.à.r.l., KKR NXP Investor S.à.r.l., NXP Co-Investment Investor S.à.r.l., SLII NXP S.à.r.l., Koninklijke Philips Electronics N.V., Stichting Management Co-Investment NXP and certain hedge funds party to the agreement (incorporated by reference to Exhibit 3 of the current report on Form 6-K of NXP Semiconductors N.V. filed on August 10, 2010)

4.6	Secured Term Credit Agreement dated March 4, 2011 among NXP B.V. and NXP Funding LLC as borrower, Barclays Bank PLC as Administrative Agent, Morgan Stanley Senior Funding, Inc. as Global Collateral Agent, Mizuho Corporate Bank, Ltd. as Taiwan Collateral Agent, and the lenders party thereto. (incorporated by reference to Exhibit 4.8 of the Form 20-F of NXP Semiconductors N.V. filed on March 13, 2012)

4.7	Joinder and Amendment Agreement dated November 18, 2011 amending the Secured Term Credit Agreement dated March 4, 2011 among NXP B.V. and NXP Funding LLC as borrower, Barclays Bank PLC as Administrative Agent, Morgan Stanley Senior Funding, Inc. as Global Collateral Agent, Mizuho Corporate Bank, Ltd. as Taiwan Collateral Agent, and the lenders party thereto. (incorporated by reference to Exhibit 4.9 of the Form 20-F of NXP Semiconductors N.V. filed on March 13, 2012)

Exhibit Number	Description of Document

4.8	New Term Loan Joinder Agreement dated February 16, 2012 amending the Secured Term Credit Agreement dated March 4, 2011 among NXP B.V. and NXP Funding LLC as borrower, Barclays Bank PLC as Administrative Agent, Morgan Stanley Senior Funding, Inc. as Global Collateral Agent, Mizuho Corporate Bank, Ltd. as Taiwan Collateral Agent, and the lenders party thereto. (incorporated by reference to Exhibit 4.10 of the Form-20F of NXP Semiconductors N.V. filed on March 13, 2012)

4.9	Senior Secured Indenture dated as of November 10, 2011 among NXP B.V. and NXP Funding LLC as Issuers, each of the Guarantors named on the signature pages thereto, Deutsche Bank Trust Company Americas as trustee, registrar, paying agent, calculation agent and transfer agent, Morgan Stanley Senior Funding Inc. as Global Collateral Agent, and Mizuho Corporate Bank Ltd. as Taiwan Collateral Agent. (incorporated by reference to Exhibit 4.10 of the Form-20F of NXP Semiconductors N.V. filed on March 13, 2012)

4.10	Secured Revolving Credit Agreement dated April 27, 2012 among NXP Semiconductors N.V., NXP B.V. and NXP Funding LLC as borrower, Morgan Stanley Senior Funding, Inc. as Global Collateral Agent and Administrative Agent, Mizuho Corporate Bank, Ltd. as Taiwan Collateral Agent and the lenders party thereto

4.11	Incremental Joinder Agreement, dated October 24, 2012, to the Secured Revolving Credit Agreement dated April 27, 2012 among NXP Semiconductors N.V., NXP B.V. and NXP Funding LLC as borrower, Morgan Stanley Senior Funding, Inc. as Global Collateral Agent and Administrative Agent, Mizuho Corporate Bank, Ltd. as Taiwan Collateral Agent and the lenders party thereto

4.12	New Term Loan Joinder Agreement dated December 10, 2012 amending the Secured Term Credit Agreement dated March 4, 2011 among NXP B.V. and NXP Funding LLC as borrower, Barclays Bank PLC as Administrative Agent, Morgan Stanley Senior Funding, Inc. as Global Collateral Agent, Mizuho Corporate Bank, Ltd. as Taiwan Collateral Agent, and the lenders party thereto

4.13	Senior Unsecured Indenture dated as of February 14, 2013 among NXP B.V. and NXP Funding LLC as Issuers, each of the Guarantors named on the signature page thereto as borrower and Deutsche Bank Trust Company Americas as trustee

10.1	Intellectual Property Transfer and License Agreement dated as of September 28, 2006 between Koninklijke Philips Electronics N.V. and NXP B.V. (incorporated by reference to Exhibit 10.1 of the Amendment No. 3 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 30, 2010 (File No. 333-166128))

10.2	Intellectual Property Transfer and License Agreement dated as of November 16, 2009 among NXP B.V., Virage Logic Corporation and VL C.V. (incorporated by reference to Exhibit 10.2 of the Amendment No. 3 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 30, 2010 (File No. 333-166128))

10.3	Secured Revolving Credit Facility dated as of September 29, 2006 among NXP Semiconductors N.V., NXP B.V. and NXP Funding LLC as borrowers, Morgan Stanley Senior Funding, Inc. as Global Collateral Agent and Mizuho Corporate Bank, Ltd., as Taiwan Collateral Agent, Deutsche Bank AG, London Branch, as Syndication Agent, Merrill Lynch Capital Corporation as Documentation Agent and Morgan Stanley Bank International Limited, Deutsche Bank AG, London Branch and Merrill Lynch, Pierce, Fenner & Smith Incorporated as Joint-lead arrangers and Joint bookrunners (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form F-4 of NXP B.V. filed on April 23, 2007 (File No. 333-142287))

10.4	Shareholders’ agreement dated as of March 30, 1999, as amended among EBD Investments Pte. Ltd., Koninklijke Philips Electronics N.V. and Taiwan Semiconductor Manufacturing Company Ltd. (incorporated by reference to Exhibit 10.4 of the Amendment No. 3 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 30, 2010 (File No. 333-166128))

10.5	Lease Agreement dated as of December 23, 2004 between Jurong Town Corporation and Systems on Silicon Manufacturing Company Pte. Ltd. for the property at No. 70 Pasir Ris Drive 1, Singapore (incorporated by reference to Exhibit 10.8 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

Exhibit Number	Description of Document

10.6	Lease Agreement dated September 26, 2003 between Huangjiang Investment Development Company and NXP Semiconductors (Guangdong) Company Ltd. for the property at Tian Mei High Tech Industrial Park, Huang, Jiang Town, Dongguan City, China (incorporated by reference to Exhibit 10.9 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.7	Building Lease Contract dated as of May 12th, 2000 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.10 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.8	Agreement with regard to the Lease of a Single (vehicle) Shelter dated as of October 30, 2009 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.11 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.9	Agreement with regard to the Lease of Standard Plant Basements dated as of July 1, 2011 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd.

10.10	Agreement with regard to the Lease of a Single (vehicle) Shelter dated as of March 8, 2010 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.13 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.11	Agreement with regard to the Lease of Additional Land dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.14 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.12	Agreement with regard to the Lease of a Dangerous Goods Warehouse dated as of November 27, 2009 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.15 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.13	Agreement with regard to the Lease of Land at Property Number AL012 dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.18 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.14	Agreement with regard to the Lease of Land at Property Number AL020 dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.19 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.15	Agreement with regard to the Lease of Land at Property Number AL071 dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.20 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.16	Agreement with regard to the Lease of Land at Property Number CL102 dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.21 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.17	Agreement with regard to the Lease of Land dated as of September 30, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.22 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.18	Management Equity Stock Option Plan Terms and Conditions dated August 2010 (incorporated by reference to Exhibit 10.19 of the Form-20F of NXP Semiconductors N.V. filed on March 13, 2012)

10.19	Management Equity Stock Option Plan Terms and Conditions dated January 2011 (incorporated by reference to Exhibit 10.20 of the Form-20F of NXP Semiconductors N.V. filed on March 13, 2012)

Exhibit Number	Description of Document

10.20	Long Term Incentive Plan 2010 Terms and Conditions with regard to the Stock Option Plan, the Performance Stock Unit Plan, Restricted Stock Unit Plan and Share Plan (incorporated by reference to Exhibit 10.21 of the Form-20F of NXP Semiconductors N.V. filed on March 13, 2012)

10.21	NXP Global Equity Incentive Program (incorporated by reference to Exhibit 10.26 of the Amendment No. 3 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 30, 2010 (File No. 333-166128))

10.22	Long Term Incentive Plan 2011 Terms and Conditions with regard to the Stock Option Plan, the Performance Stock Unit Plan, Restricted Stock Unit Plan and Share Plan (incorporated by reference to Exhibit 4.8 of the Form-20F of NXP Semiconductors N.V. filed on March 13, 2012)

10.23	Long Term Incentive Plan 2012/3 Terms and Conditions with regard to the Stock Option Plan, the Performance Stock Unit Plan, Restricted Stock Unit Plan and Share Plan

12.1	Certification of R. Clemmer filed pursuant to 17 CFR 240. 13a-14(a)

12.2	Certification of P. Kelly filed pursuant to 17 CFR 240. 13a-14(a)

13.1	Certification of R. Clemmer furnished pursuant to 17 CFR 240. 13a-14(b)

13.2	Certification of P. Kelly furnished pursuant to 17 CFR 240. 13a-14(b)

21.1	List of Significant Subsidiaries of the Registrant

22	Consent of KPMG Accountants N.V.

#	Confidential treatment previously requested and granted

GLOSSARY

32 bit ARM microcontrollers	Microcontroller based on a 32-bit processor core developed and licensed by ARM Technologies.

AC-DC	Conversion of alternating current to direct current.

Analog	A form of transmission that is a continuous wave of an electrical signal that varies in frequency and/or amplitude in response to variations of physical phenomena such as human speech or music.

Back-end	The packaging, assembly and testing stages of the semiconductors manufacturing process, which takes place after electronic circuits are imprinted on silicon wafers in the front-end process.

BCDMOS	Bipolar CMOS DMOS. A process technology that combines elements of bipolar, CMOS and DMOS technology and is capable of handling high voltages.

BiCMOS	A process technology that combines bipolar and CMOS processes, typically by combining digital CMOS circuitry with higher voltage or higher speed bipolar circuitry.

Bipolar	A process technology used to create semiconductors for applications involving the use of higher power levels than are possible with a CMOS chip. Due to the geometry of a bipolar circuit, these devices are significantly larger than CMOS devices. The speed of the most advanced bipolar devices exceeds those attainable with CMOS, but only at very large electrical currents. As a result, the number of bipolar devices that can be integrated into a single product is limited.

Can tuner	A module component used in television systems to convert broadcasts into a format suitable for television projection. Can tuners are rapidly being replaced by silicon tuners.

CAN	Controller Area Network. A network technology used in automotive network architecture.

CATV	An abbreviation for cable television.

Car access and immobilizers	An automobile technology segment focused on keyless entry and car immobilization applications. An automobile immobilizer is an electronic device fitted to an automobile which prevents the engine from running unless the correct key (or other token) is present.

Chip	Semiconductor device.

CFL	Compact Fluorescent Light. A type of fluorescent lamp designed to replace an incandescent lamp, while using less power and increasing rated life.

CMOS	Complementary Metal Oxide Semiconductor. The most common integrated circuit fabrication technology in the semiconductor industry. The technology is used to make integrated circuits where small size and high speed are important. As a result of the very small feature sizes that can be attained through CMOS technology, however, the ability of these integrated circuits to cope with high electrical currents and voltages is limited.

Coolflux DSP	A low power digital signal processor designed for mobile audio applications.

Digital	A form of transmission where data is represented by a series of bits or discrete values such as 0 and 1.

Diode	A semiconductor that allows currents to flow in one direction only.

Discrete semiconductors	Unlike integrated circuits, which contain up to tens of millions of transistors, discrete semiconductors are single devices, usually with two terminals (diodes) or three terminals (transistors). These are either applied as peripheral components on printed circuit boards, or used for special purposes such as very high power applications.

DMOS	Diffused Metal on Silicon Oxide Semiconductor. A process technology used to manufacture integrated circuits that can operate at high voltage.

DOCSIS 3.0	Data Over Cable Service Interface Specification (DOCSIS). Methods for transporting data over a cable (CATV) plant utilizing QAM and/or QPSK RF modulation.

DSP	Digital signal processor. A specialized microprocessor optimized to process sequences of numbers or symbols which represent signals.

DVB-C2	Digital Video Broadcasting—the DVB European consortium standard for the broadcast transmission of digital television over cable.

DVB-T2	Digital Video Broadcasting—Second Generation Terrestrial. A television broadcasting standard used to transmit compressed digital audio, video and other data using land based (terrestrial) signals.

EMI filtering	Electromagnetic interference (or EMI, also called radio frequency interference or RFI when in high frequency or radio frequency) is disturbance that affects an electrical circuit due to either electromagnetic induction or electromagnetic radiation emitted from an external source.

e-passport	A passport with secure data source chip used in providing personalized information.

ESD	Electrostatic discharge. The sudden and momentary electric current that flows between two objects caused by direct contact or induced by an electrostatic field. This term is used in the context of electronics to describe momentary unwanted currents that may cause damage to electronic equipment.

EURIBOR	Euro Interbank Offered Rate. The benchmark rate at which euro interbank term deposits within the eurozone are offered by one prime bank to another prime bank.

Fab (or wafer fab)	A semiconductor fabrication facility in which front-end manufacturing processes take place.

Fabless semiconductor company	A semiconductor company that does not have any internal wafer fab manufacturing capacity but instead focuses on designing and marketing its products, while outsourcing manufacturing to an independent foundry.

FlexRay	A new communications protocol designed for the high data transmission rates required by advanced automotive control systems.

Foundry	A semiconductor manufacturer that manufactures chips for third parties.

Front-end	The wafer processing stage of the semiconductors manufacturing process in which electronic circuits are imprinted onto raw silicon wafers. This stage is followed by the packaging, assembly and testing stages, which together comprise the back-end process.

GPS	Global Positioning System.

HDMI	High-Definition Multimedia Interface. A compact audio/video interface for transmitting uncompressed digital data.

I2 C	A multi-master serial single-ended computer bus that is used to attach low-speed peripherals to a motherboard, embedded system or mobile phone.

Integrated Circuit	Integrated Circuit. A miniaturized electronic circuit that has been manufactured in the surface of a thin substrate of semiconductor material.

ICN5,6,8	NXP wafer fab facilities located in Nijmegen, Netherlands, processing 5”, 6” or 8” diameter wafers.

In-process research and development	The value allocated to incomplete research and development projects in acquisitions treated as purchases.

Leadframe	A thin layer of metal that connects the wiring from tiny electrical technicals on the semiconductor surface to the large scale circuitry on electrical devices and circuit boards. Leadframes are used in almost all semiconductor packages.

LDMOS	Laterally Diffused Metal Oxide Semiconductor. A transistor used in RF/microwave power amplifiers.

LDOs	low-dropout or LDO regulator is a DC linear voltage regulator which can operate with a very small input–output differential voltage. The advantages of a low dropout voltage include a lower minimum operating voltage, higher efficiency operation and lower heat dissipation.

LED	Light Emitting Diode. A semiconductor device which converts electricity into light.

LIN	Local Interconnect Network. A network technology used in automotive network architecture.

LNA	Low-Noise Amplifier. An electronic amplifier used to amplify very weak signals.

Magneto-resistive device	A device fabricated with magneto-resistive material (material that has the ability to change the value of its electrical resistance when an external magnetic field is applied to it).

Memory	Any device that can store data in machine readable format. Usually used synonymously with random access memory and read only memory.

Microcontroller	A microprocessor combined with memory and interface integrated on a single circuit and intended to operate as an embedded system.

Micron	A metric unit of linear measure which equals one millionth of a meter. A human hair is about 100 microns in diameter.

MIFARE	Trademarked name, owned by NXP, for the most widely used contactless smart card, or proximity card, technology, for payment in transportation systems.

Mixed-signal	The mixed-signal part of an application solution refers to the devices and sub-system solutions that translate real world analog signals and phenomena such as radio frequency communication and power signals, sound, light, temperature, pressure, acceleration, humidity and chemical characteristics into digital or power signals that can be fed into the central microprocessing or storage devices at the heart of an application system solution.

MMIC	Monolithic Microwave Integrated Circuit. A type of integrated circuit device that operates at microwave frequencies.

MOS	Metal Oxide Semiconductor. A metal insulator semiconductor structure in which the insulating layer is an oxide of the substrate material.

MOSFET	Metal Oxide Semiconductor Field Effect Transistor. A device used for amplifying or switching electronic signals.

Nanometer	A metric unit of linear measure which equals one billionth of a meter. There are 1,000 nanometers in 1 micron.

NFC	Near field communication. A technology which allows devices to establish a secure point-to-point wireless connection at very close ranges (within several centimeters), and which is being increasingly adopted in mobile devices and point-of-sale terminals or other devices.

ODM	Original Design Manufacturer. A company which manufactures a product which ultimately will be branded by another firm for sale.

OEM	Original Equipment Manufacturer. A manufacturer that designs and manufactures its products for the end consumer market.

Power MOS	A specific type of metal oxide semiconductor designed to handle large amounts of power.

Power scaling	Design technique used to increase output power without changing the geometry, shape, or principle of operation.

Process technologies	The technologies used in front-end processes to convert raw silicon wafers into finished wafers containing hundreds or thousands of chips.

QAM	Quadrature-Amplitude Modulation

QPSK	Quadrature phase shift keying

Rectifier	An electrical device that converts alternating current to direct current.

RF	Radio Frequency. A high frequency used in telecommunications. The term radio frequency refers to alternating current having characteristics such that, if the current is input to an antenna, an electromagnetic (EM) field is generated suitable for wireless broadcasting and/or communications.

Radio Frequency Identification	An RF chip used for identification.

Semiconductors	Generic term for devices such as transistors and integrated circuits that control the flow of electrical signals. The most common semiconductor material for use in integrated circuits is silicon.

Silicon	A type of semiconducting material used to make wafers. Silicon is widely used in the semiconductor industry as a base material.

Silicon tuners	Semiconductor devices for receiving broadcast television signals. Silicon tuners are expected to displace mechanical can tuners as the dominant technology in television receivers.

SIM	Subscriber Identity Module. A smart card that stores the key identifying a cellular phone service subscriber and related information.

Solid State Lighting	A type of lighting that uses semiconductor light-emitting diodes (LEDs), organic light-emitting diodes (OLED), or polymer light-emitting diodes (PLED) as sources of illumination rather than electrical filaments, plasma or gas.

SPI	Serial Peripheral Interface Bus. A synchronous serial data link standard that operates in full duplex mode.

SS MOS	Small signal power discrete including a metal oxide semiconductor field effect transistor.

SS Transistor	A small signal transistor.

Substrate	The base material made from silicon on which an integrated circuit is printed.

Telematics	The science of sending, receiving and storing information via telecommunication devices.

Thyristor	A four-layer semiconductor that is often used for handling large amounts of electrical power.

UART	Universal Asynchronous Receiver/Transmitter. An integrated circuit used for serial communications over a computer or peripheral device serial port.

USB	Universal Serial Bus. A standard that provides a serial bus standard for connecting devices, usually to a computer.

WACC	Weighted Average Cost of Capital. A calculation of a company’s cost of capital in which each category of capital is proportionally weighted.

Wafer	A disk made of a semiconducting material, such as silicon, usually either 100, 125, 150, 200 or 300 millimeters in diameter, used to form the substrate of a chip. A finished wafer may contain several thousand chips.

White goods	A term which refers to large household appliances such as refrigerators, stoves, dishwashers and other similar items.

Yield	The ratio of the number of usable products to the total number of manufactured products.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NXP Semiconductors N.V. (Registrant)

/s/ RICK CLEMMER	/s/ PETER KELLY
Rick Clemmer	Peter Kelly
Chief Executive Officer (Principal Executive Officer)	Chief Financial Officer (Principal Financial and Accounting Officer)

Date: March 1, 2013

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

The following financial statements and related schedules, together with the report of independent registered public accounting firms thereon, are filed as part of this Annual Report:

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of NXP Semiconductors N.V.:

We have audited the accompanying consolidated balance sheets of NXP Semiconductors N.V. and subsidiaries (“the Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2012. We also have audited the Company’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting in Item 15 of this Form 20-F. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG Accountants N.V.

Amstelveen, the Netherlands

March 1, 2013

Consolidated Statements of Operations of NXP Semiconductors N.V.

($ in millions unless otherwise stated)	For the years ended December 31,
	2012	2011	2010
Revenue	4,358	4,194	4,402
Cost of revenue	(2,370)	(2,288)	(2,579)

Gross profit	1,988	1,906	1,823
Research and development	(628)	(635)	(568)
Selling, general and administrative	(977)	(918)	(966)
Other income (expense)	29	4	(16)

Operating income (loss)	412	357	273
Financial income (expense):
Extinguishment of debt	(161)	(32)	57
Other financial income (expense)	(276)	(225)	(685)

Income (loss) before income taxes	(25)	100	(355)
Benefit (provision) for income taxes	(1)	(21)	(24)
Results relating to equity-accounted investees	(27)	(77)	(86)

Income (loss) from continuing operations	(53)	2	(465)
Income (loss) on discontinued operations, net of tax	1	434	59

Net income (loss)	(52)	436	(406)
Attribution of net income (loss) for the period:
Net income (loss) attributable to stockholders	(115)	390	(456)
Net income (loss) attributable to non-controlling interests	63	46	50

Net income (loss)	(52)	436	(406)
Earnings per share data:
Basic and diluted earnings per common share attributable to stockholders in $
– Income (loss) from continuing operations	(0.46)	(0.17)	(2.25)
– Income (loss) from discontinued operations	—	1.74	0.26
– Net income (loss)	(0.46)	1.57	(1.99)
Weighted average number of shares of common stock outstanding during the year (in thousands)
– Basic and diluted	248,064	248,812	229,280

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Comprehensive Income of NXP Semiconductors N.V.

($ in millions )	For the years ended December 31,
	2012	2011	2010
Net income (loss)	(52)	436	(406)
Other comprehensive income (loss), net of tax:
Net investment hedge, net of deferred taxes of $(8), $0 and $0	18	(203)	—
Foreign currency translation adjustments	10	(19)	160
Net actuarial gain (loss), net of deferred taxes of $3, $(2) and $1	(51)	7	(19)
Reclassification adjustments:
Foreign currency translation adjustments	—	(2)	(2)
Amortization of net actuarial gain (loss)	—	2	—

Total other comprehensive income (loss)	(23)	(215)	139

Total comprehensive income (loss)	(75)	221	(267)

Attribution of comprehensive income (loss) for the period:
Comprehensive income (loss) attributable to stockholders	(138)	175	(317)
Comprehensive income (loss) attributable to non-controlling interests	63	46	50

Total comprehensive income (loss)	(75)	221	(267)

See accompanying notes to the consolidated financial statements.

Consolidated Balance Sheets of NXP Semiconductors N.V.

($ in millions unless otherwise stated)	As of December 31,
	2012	2011
Assets
Current assets:
Cash and cash equivalents	617	743
Receivables, net	510	479
Assets held for sale	10	39
Inventories, net	715	618
Deferred tax assets	12	5
Other current assets	90	82

Total current assets	1,954	1,966

Non-current assets:
Investments in equity-accounted investees	45	37
Other non-current assets	128	144
Property, plant and equipment, net	1,070	1,063
Identified intangible assets, net	965	1,171
Goodwill	2,277	2,231

Total non-current assets	4,485	4,646

Total assets	6,439	6,612

Liabilities and equity
Current liabilities:
Accounts payable	562	455
Liabilities held for sale	—	21
Restructuring liabilities—current	138	47
Accrued liabilities	489	474
Short-term debt	307	52

Total current liabilities	1,496	1,049

Non-current liabilities:
Long-term debt	3,185	3,747
Pension and postretirement benefits	269	218
Restructuring liabilities	32	52
Other non-current liabilities	173	189

Total non-current liabilities	3,659	4,206

Equity:
Non-controlling interests	235	212
Stockholders’ equity:
Common stock, par value €0.20 per share:
Authorized: 430,503,000 shares (2011: 430,503,000 shares)
Issued and fully paid: 251,751,500 shares (2011: 251,751,500 shares)	51	51
Capital in excess of par value	6,090	6,047
Treasury shares, at cost: 2,726,000 shares (2011: 3,915,144 shares)	(58)	(57)
Accumulated deficit	(5,334)	(5,219)
Accumulated other comprehensive income (loss)	300	323

Total Stockholders’ equity	1,049	1,145

Total equity	1,284	1,357

Total liabilities and equity	6,439	6,612

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows of NXP Semiconductors N.V.

($ in millions)	For the years ended December 31,
	2012	2011	2010
Cash flows from operating activities:
Net income (loss)	(52)	436	(406)
(Income) loss from discontinued operations, net of tax	(1)	(434)	(59)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	533	591	684
Stock-based compensation	52	31	12
Net (gain) loss on sale of assets	(20)	10	21
(Gain) loss on extinguishment of debt	161	32	(57)
Results relating to equity-accounted investees	27	77	86
Changes in operating assets and liabilities:
(Increase) decrease in receivables and other current assets	2	(32)	109
(Increase) decrease in inventories	(61)	(104)	8
Increase (decrease) in accounts payable and accrued liabilities	61	(373)	(237)
Decrease (increase) in other non-current assets	26	51	(157)
Exchange differences	(28)	(128)	353
Other items	22	18	4

Net cash provided by (used for) operating activities	722	175	361
Cash flows from investing activities:
Purchase of identified intangible assets	(29)	(10)	(7)
Capital expenditures on property, plant and equipment	(251)	(221)	(258)
Proceeds from disposals of property, plant and equipment	2	15	31
Proceeds from disposals of assets held for sale	—	11	8
Purchase of interests in businesses	(2)	—	(8)
Proceeds from (consideration related to) sale of interests in businesses	26	—	(60)
Proceeds from return of equity investment	12	—	—
Decrease (increase) in non-current assets and deposits	(1)	3	25

Net cash provided by (used for) investing activities	(243)	(202)	(269)
Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	—	17	8
Amounts drawn under the revolving credit facility	760	200	—
Repayments under the revolving credit facility	(530)	(600)	(200)
Repurchase of long-term debt	(1,676)	(1,997)	(1,383)
Principal payments on long-term debt	(20)	(10)	(2)
Net proceeds from the issuance of long-term debt	958	1,578	974
Dividends paid to non-controlling interests	(40)	(67)	(2)
Net proceeds from the issuance of common stock	—	—	448
Cash proceeds from exercise of stock options	14	10	—
Purchase of treasury shares	(40)	(57)	—

Net cash provided by (used for) financing activities	(574)	(926)	(157)
Net cash provided by (used for) continuing operations	(95)	(953)	(65)
Cash flows from discontinued operations:
Net cash provided by (used for) operating activities	—	20	10
Net cash provided by (used for) investing activities	(45)	791	(17)
Net cash provided by (used for) financing activities	—	(2)	2

Net cash provided by (used for) discontinued operations	(45)	809	(5)
Net cash provided by (used for) continuing and discontinued operations	(140)	(144)	(70)
Effect of changes in exchange rates on cash positions	14	(21)	(63)

Increase (decrease) in cash and cash equivalents	(126)	(165)	(133)
Cash and cash equivalents at beginning of period	743	908	1,041

Cash and cash equivalents at end of period	617	743	908
Less: cash and cash equivalents at end of period-discontinued operations	—	—	10

Cash and cash equivalents at end of period-continuing operations	617	743	898

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Changes in Equity for the years ended December 31, 2012, 2011 and 2010

($ in millions)	Outstanding number of shares (in thousands)	Common stock	Capital in excess of par value	Treasury shares at cost	Accumulated deficit	Accumulated other comprehensive income (loss)	Total stockholders’ equity	Non- controlling interests	Total equity
Balance as of January 1, 2010	215,252	42	5,555	—	(5,153)	399	843	198	1,041
Net income (loss)					(456)		(456)	50	(406)
Other comprehensive income						139	139		139
Share-based compensation plans			12				12		12
Net proceeds from the issuance of common stock (IPO)	34,000	9	439				448		448
Issuance of additional shares	1,500						—		—
Dividends non-controlling interests								(2)	(2)
Changes in participations								(13)	(13)

Balance as of December 31, 2010	250,752	51	6,006	—	(5,609)	538	986	233	1,219
Net income (loss)					390		390	46	436
Other comprehensive income						(215)	(215)		(215)
Share-based compensation plans			31				31		31
Issuance of additional shares	1,000						—		—
Treasury shares	(5,689)			(57)			(57)		(57)
Shares issued pursuant to stock awards	1,774		10				10		10
Dividends non-controlling interests								(67)	(67)

Balance as of December 31, 2011	247,837	51	6,047	(57)	(5,219)	323	1,145	212	1,357
Net income (loss)					(115)		(115)	63	(52)
Other comprehensive income						(23)	(23)		(23)
Share-based compensation plans			52				52		52
Treasury shares	(1,245)		8	(34)			(26)		(26)
Shares issued pursuant to stock awards	2,434		(19)	33			14		14
Equity classified financial instruments			2				2		2
Dividends non-controlling interests								(40)	(40)

Balance as of December 31, 2012	249,026	51	6,090	(58)	(5,334)	300	1,049	235	1,284

See accompanying notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements of NXP Semiconductors N.V.

All amounts in millions of $ unless otherwise stated

1 Basis of Presentation

The Company

NXP Semiconductors N.V. (including our subsidiaries, referred to collectively herein as “NXP”, “NXP Semiconductors”, “we”, “our”, “us” and the “Company”) is a global semiconductors company and leading provider of High Performance Mixed Signal and Standard Product solutions We provide leading High Performance Mixed Signal and Standard Product solutions that leverage our deep application insight and our technology and manufacturing expertise in RF, analog, power management, interface, security and digital processing products. Our product solutions are used in a wide range of automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications.

NXP was incorporated in the Netherlands as a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under the name KASLION Acquisition B.V. on August 2, 2006, in connection with the sale by Philips of 80.1% of its semiconductor business to the “Private Equity Consortium”. For a list of the specific funds that hold our common stock and their respective share ownership, see Part I, Item 7A. Major Shareholders elsewhere in this document. Initially, the Private Equity Consortium invested in our Company through KASLION Holding B.V., a Dutch private company with limited liability.

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

Accounting policies

The Consolidated Financial Statements are prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP). Historical cost is used as the measurement basis unless otherwise indicated.

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

Pension and Post-retirement benefits amounts previously reflected on the Consolidated Balance Sheets within the captions Long-term provisions and Other non-current liabilities have been reclassified for all periods presented to a separate caption in the current year presentation. The remaining balance within Long-term provisions was reclassified and is now reflected in Other non-current liabilities for all periods presented.

Discontinued operations

During 2011, the Company sold its Sound Solutions business. See Note 17 “Discontinued Operations”.

2 Significant Accounting Policies

Principles for consolidated financial statements

The Consolidated Financial Statements include the accounts of the Company together with its consolidated subsidiaries, including NXP B.V and all entities in which the Company holds a direct or indirect controlling interest, in such a way that the Company would have the power to direct the activities of the entity that most significantly impact the entity’s economic performance and the obligation to absorb the losses or the right to receive benefits of the entity that could be potentially significant to the Company. Investments in companies in which the Company exercises significant influence but does not control, are accounted for using the equity method. The Company’s share of the net income of these companies is included in results relating to equity-accounted investees in the consolidated statements of operations.

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

Fair value measurements

Fair value is the price we would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for an identical asset or liability, we develop assumptions based on market observable data and, in the absence of such data, utilize internal information that we consider to be consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Priority is given to observable inputs. These two types of inputs form the basis for the following fair value hierarchy.

•	Level 1: Quoted prices for identical assets or liabilities in active markets.

•

Level 2: Quoted prices for similar assets or liabilities in active markets; quoted prices for similar or identical assets or liabilities in markets that are not active; and valuations based on models where the inputs are observable or where the significant value drivers are observable.

•	Level 3: Significant inputs to the valuation model are unobservable.

Accounting for capital transactions of a subsidiary or an equity-accounted investee

The Company recognizes dilution gains or losses related to changes in ownership of consolidated entities directly in equity. In the case of loss of control of a subsidiary any dilution gain or loss is recognized in the consolidated statement of operations in the line item other income and expense. Dilution gains and losses related to equity-accounted investees are presented in the line item results relating to equity-accounted investees.

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

	$ per € 1
	period end	average 1)	high	low
2012	1.3190	1.2887	1.2238	1.3347
2011	1.2938	1.3908	1.2938	1.4531
2010	1.3370	1.3326	1.2183	1.4402

(1)	The average rates are the average rates based on monthly quotations.

The functional currency of foreign entities is generally the local currency, unless the primary economic environment requires the use of another currency. When foreign entities conduct their business in economies considered to be highly inflationary, they record transactions in the Company’s reporting currency instead of their local currency. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of operations, except when the foreign exchange exposure is part of a qualifying cash flow or net investment hedge accounting relationship, in which case the related foreign exchange gains and losses are recognized directly in other comprehensive income to the extent that the hedge is effective and presented as a separate component of accumulated other comprehensive income (loss) within stockholders’ equity. To the extent that the hedge is ineffective, such differences are recognized in the statement of operations. Currency gains and losses on intercompany loans that have the nature of a permanent investment are recognized as translation differences in other comprehensive income and are presented as a separate component of accumulated other comprehensive income (loss) within equity.

Derivative financial instruments including hedge accounting

The Company uses derivative financial instruments in the management of its foreign currency risks and the input costs of gold for a portion of our anticipated purchases within the next 12 months.

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

When cash flow hedge accounting is discontinued because it is not probable that a forecasted transaction will occur within a period of two months from the originally forecasted transaction date, the Company continues to carry the derivative on the consolidated balance sheets at its fair value, and gains and losses that were accumulated in other comprehensive income are recognized immediately in earnings. In situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the consolidated balance sheets, and recognizes any changes in its fair value in earnings.

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with a maturity of three months or less at acquisition that are readily convertible into known amounts of cash. It also includes cash balances that cannot be freely repatriated based on certain country restrictions. Cash and cash equivalents are stated at face value which approximates fair value.

Receivables

Receivables are carried at amortized cost, net of allowances for doubtful accounts and net of rebates and other contingent discounts granted to distributors. When circumstances indicate a specific customer’s ability to meet its financial obligation to us is impaired, we record an allowance against amounts due and value the receivable at the amount reasonably expected to be collected. For all other customers, we evaluate our trade accounts receivable for collectability based on numerous factors including objective evidence about credit-risk concentration, collective debt risk based on average historical losses, and specific circumstances such as serious adverse economic conditions in a specific country or region.

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

Goodwill

The Company accounts for goodwill in accordance with the provisions of ASC 350 “Intangibles-Goodwill and Other”. Accordingly, goodwill is not amortized but tested for impairment annually in the fourth quarter or more frequently if events and circumstances indicate that goodwill may be impaired.

An impairment loss is recognized to the extent that the carrying amount of goodwill exceeds the asset’s implied fair value. This determination is made at the business operating segment level, which is for the Company the reporting unit level in accordance with ASC 350. The Company has used the option to assess first qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, the Company determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if the Company concludes otherwise, it is required to perform the first step of the two-step impairment test. The Company then determines the carrying value of each reporting unit by assigning the assets and liabilities, including the goodwill and intangible assets, to the reporting units. Furthermore, the Company determines the fair value of each reporting unit and compares it to the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds the fair value of the reporting unit, the Company performs the second step of the impairment test. In the second step, the Company compares the implied fair value of the reporting unit’s goodwill with the carrying amount of the reporting unit’s goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to acquisition accounting in a business combination. The residual fair value after this allocation is the implied fair value of the reporting unit’s goodwill. The Company generally determines the fair value of the reporting units based on discounted projected cash flows in the absence of other observable inputs such as quoted prices.

The determination of the fair value of the reporting unit requires us to make significant judgments and estimates including projections of future cash flows from the business. These estimates and required assumptions include estimated revenue and revenue growth rates, operating margins used to calculate projected future cash flows, estimated future capital expenditures, future economic and market conditions, determination of market comparables and the estimated weighted average cost of capital (“WACC”).

We base our estimates on assumptions we believe to be reasonable but any such estimates are unpredictable and inherently uncertain. Actual future results may differ from these estimates. In addition, we make judgments and assumptions in allocating assets and liabilities to each of our reporting segments.

Identified Intangible assets

Identified Intangible assets with definitive lives arising from acquisitions are amortized using the straight-line method over their estimated useful lives. Remaining useful lives are evaluated every year to determine whether events and circumstances warrant a revision to the remaining period of amortization. The Company considers renewal and extension options in determining the useful life. However, based on experience the Company concluded that these assets have no extension or renewal possibilities. In-process research and development (“IPR&D”) projects acquired as part of a business combination with no alternative use are capitalized and indefinitely lived until completion or abandonment of the associated R&D efforts in accordance with ASC 350 “Intangibles-Goodwill and Other”. Upon completion of each project, IPR&D assets are amortized over their estimated useful lives. During development IPR&D, assets are not amortized but tested annually for impairment. There are currently no intangible assets with indefinite lives. Patents, trademarks and other intangible assets acquired from third parties are capitalized at cost and amortized over their estimated remaining useful lives.

Certain costs relating to the development and purchase of software for internal use are capitalized and subsequently amortized over the estimated useful life of the software in conformity with ASC 350.

Impairment or disposal of identified intangible assets and tangible fixed assets

The Company accounts for intangible assets other than goodwill and tangible fixed assets in accordance with the provisions of ASC 360 “Property, Plant and Equipment”. Long-lived assets other than goodwill are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset with future undiscounted net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. The Company determines the fair value based on discounted projected cash flows. The review for impairment is carried out at the level where discrete cash flows occur that are largely independent of other cash flows in the absence of other observable inputs such as quoted prices. Management must make significant judgments and apply a number of assumptions in estimating the future cash flows. The estimated cash flows are determined based on, among other things, our strategic plans, long-range forecasts, estimated growth rates and assumed profit margins. For the Manufacturing Operations segment, the review of impairment of long-lived assets is carried out on a Company-wide basis, as Manufacturing Operations is the shared manufacturing base for the other business segments with, for this purpose, no discrete cash flows that are largely independent of other cash flows. Assets held for sale are reported at the lower of the carrying amount or fair value less cost to sell.

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

Debt Issuance Costs

Direct costs incurred to obtain financings are capitalized and subsequently amortized over the term of the debt using the effective interest rate method. Upon extinguishment of any related debt, any unamortized debt issuance costs are expensed immediately.

Earnings per share

Basic earnings per share attributable to stockholders is calculated by dividing net income or loss attributable to stockholders of the Company by the weighted average number of common shares outstanding during the period.

Diluted earnings per share attributable to stockholders is determined using the weighted-average number of common and potentially dilutive common shares outstanding during the period using the treasury stock method for outstanding stock options, performance share unit and restricted stock unit awards. Under the treasury stock method, the amount the employee must pay for exercising stock options, performance share unit and restricted stock unit awards, the amount of compensation cost for future service that the Company has not yet recognized, and the amount of excess tax benefits that would be recorded in additional paid-in capital when the award becomes deductible are assumed to be used to repurchase shares.

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

For sales to distributors, revenue is recognized upon sale to the distributor (sell-in accounting). The same recognition principles apply and similar terms and conditions as for sales to other customers are applied. However, for some distributors contractual arrangements are in place, which allow these distributors to return products if certain conditions are met. These conditions generally relate to the time period during which return is allowed and reflect customary conditions in the particular geographic market. Other return conditions relate to circumstances arising at the end of a product life cycle, when certain distributors are permitted to return products purchased during a pre-defined period after the Company has announced a product’s pending discontinuance. Long notice periods associated with these announcements prevent significant amounts of product from being returned, however. Repurchase agreements with OEMs or distributors are not entered into by the Company.

For sales where return rights exist, the Company has determined, based on historical data, that only a very small percentage of the sales to this type of distributor is actually returned. In accordance with these historical data, a pro rata portion of the sales to these distributors is not recognized but deferred until the return period has lapsed or the other return conditions no longer apply.

Revenue is recorded net of sales taxes, customer discounts, rebates and other contingent discounts granted to distributors. Shipping and handling costs billed to customers are recognized as revenue. Expenses incurred for shipping and handling costs of internal movements of goods are recorded as cost of revenue. Shipping and handling costs related to revenue to third parties are reported as selling expenses within selling, general and administrative.

Royalty income, which is generally earned based upon a percentage of revenue or a fixed amount per product sold, is recognized on an accrual basis. Royalty income and other license income that is received in the form of non-refundable upfront payments is recognized as revenue pro rata over the term of the contract unless a separate earnings process has been completed. Income from the sale of patents is also reported as revenue. The carrying value of the sold patents is reported as cost of sales. Government grants, other than those relating to purchases of assets, are recognized as income as qualified expenditures are made. Software revenue is recognized in accordance with ASC 985 “Software Revenue Recognition” when the 4 criteria of SAB Topic 13 are met.

Financial income and expense

Financial income comprises interest income on funds invested and the net gain on the disposal of other financial assets.

Financial expense comprises interest expense on borrowings, accretion of the discount on provisions and contingent consideration, losses on disposal of financial assets, impairment losses recognized on financial assets (other than trade receivables) and losses on hedging instruments recognized in the statement of operations.

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

Income taxes

Income taxes are accounted for using the asset and liability method. Income tax is recognized in the statement of operations except to the extent that it relates to an item that is initially recognized directly within equity or other comprehensive income (loss), in which case the related tax effect is also recognized there.

Current tax is the expected tax payable on the taxable income for the year, using the tax rates enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts. Measurement of deferred tax assets and liabilities is based upon the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date of the change. Deferred tax assets and liabilities are not discounted. Deferred tax liabilities for withholding taxes on dividends from subsidiaries are recognized in situations where the company does not consider the earnings permanently reinvested and to the extent that these withholding taxes are not expected to be refundable.

Deferred tax assets, including assets arising from loss carryforwards, are recognized, net of a valuation allowance, if it is more likely than not that the asset will be realized. The Company has significant deferred tax assets primarily related to net operating losses in the Netherlands, France, Germany, the USA and other countries. The realization of deferred tax assets is not assured and is dependent on the generation of sufficient taxable income in the future. We have exercised judgment in determining whether it is more likely than not that we will realize the benefit of these net operating losses and other deductible temporary differences, based upon estimates of future taxable income in the various jurisdictions and any feasible tax planning strategies.

The income tax benefit from an uncertain tax position is recognized only if it is more likely than not that the tax position will be sustained upon examination by the relevant taxing authorities, based on the technical merits of the position. The income tax benefit recognized in the financial statements from such position is measured based on the largest benefit that is more than 50% likely to be realized upon settlement with a taxing authority that has full knowledge of all relevant information. The liability for unrecognized tax benefits and the related interest and penalties is recorded under accrued liabilities and other non-current liabilities in the balance sheet based on the timing of the expected payment. Penalties are recorded as income tax expense, whereas interest is reported as financial expense in the statement of operations.

Postretirement benefits

The Company accounts for the cost of pension plans and postretirement benefits other than pensions in accordance with ASC 715 “Compensation-Retirement Benefits”.

The Company’s employees participate in pension and other postretirement benefit plans in many countries. The costs of pension and other postretirement benefits and related assets and liabilities with respect to the Company’s employees participating in defined-benefit plans are based upon actuarial valuations. Some of the Company’s defined-benefit pension plans are funded with plan assets that have been segregated and restricted in a trust, foundation or insurance company to provide for the pension benefits to which the Company has committed itself.

The net pension liability or asset recognized in the balance sheet in respect of defined benefit pension plans is the present value of the projected defined-benefit obligation less the fair value of plan assets at the balance sheet date.

Most of the Company’s plans are unfunded and result in a pension provision or a net pension liability.

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

In calculating obligation and expense, the Company is required to select actuarial assumptions. These assumptions include discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs determined based on current market conditions, historical information and consultation with and input from our actuaries. Changes in the key assumptions can have a significant impact to the projected benefit obligations, funding requirements and periodic pension cost incurred. A sensitivity analysis is provided in Note 9, “Postretirement Benefit Plans”.

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

Share-based compensation

Share-based payment plans were first introduced by NXP Semiconductors N.V. for NXP employees in 2007 and new plans were introduced after NXP’s initial public offering of common shares in the United States in 2010. All plans are accounted for in accordance with the provisions of ASC 718 “Compensation, Stock Compensation” at the estimated fair value of the equity instruments measured at the grant date. For the grants issued up to August 2010 under the 2007 plans, the Company used a binomial option-pricing model to determine the estimated fair value of the options and determined the fair value of the equity rights on the basis of the estimated fair value of the Company, using a discounted cash flow technique. For grants issued since August 2010 the Company uses the Black-Scholes-Merton method. The estimated fair value of the equity instruments is recognized as compensation expense over the vesting period on a straight-line basis taking into account estimated forfeitures. For performance share units the recognition of cost is based on graded vesting of the performance share units.

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

During 2009, NXP executed an option exchange program for options granted in 2007, 2008 and 2009 which were estimated to be deeply out of the money. Under this option exchange program, options with new exercise prices, different volumes and—in certain cases—revised vesting schedules were granted to eligible individuals, in exchange for their owned options. By accepting the new options, all options (vested and unvested) owned by the eligible individuals were cancelled. As of May 2009 until August 2010, options were granted to eligible individuals under the revised stock option program. In accordance with the provisions of ASC 718 the unrecognized portion of the compensation costs of the cancelled options continues to be recognized over their remaining requisite vesting period. For the replacement options, the compensation cost was determined as the difference between the fair value of the cancelled options immediately before the grant date of the replacement options and the fair value of these replacement options at the grant date. This compensation cost was recognized in accordance with the vesting schedule over the remaining vesting period. Since November 2010, following NXP Semiconductors N.V. becoming a listed company, new option programs and share programs were launched in addition to the option program and equity rights program launched before November 2010.

Accounting standards adopted in 2012

The following accounting pronouncements became effective in 2012 and were adopted by the Company

•	ASU No. 2011-04 “Fair Value Measurement (Topic 820). Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”

In May 2011 the FASB issued ASU 2011-04, which provides guidance about fair value measurements and related disclosures.

The guidance changes some fair value measurement principles and disclosure requirements. The key changes to U.S. GAAP that impact NXP are:

–	The guidance states that the concepts of highest and best use and valuation premise are only relevant when measuring the fair value of non-financial assets (that is, it does not apply to financial assets or any liabilities).

–	The guidance extends the prohibition on using a blockage factor to all fair value measurements. Premiums or discounts related to size as a characteristic of the entity’s holding (that is, a blockage factor) instead of as a characteristic of the asset or liability (for example, a control premium), are not permitted.

–	The guidance does not apply to instruments issued as share-based compensation.

–	The most significant change requires disclosure of quantitative information about unobservable inputs used, a description of the valuation processes used by the entity, and a qualitative discussion about the sensitivity of the measurements for recurring Level 3 fair value measurements. New disclosures are required about the level in the fair value hierarchy of assets and liabilities not recorded at fair value but where fair value is disclosed.

–	The ASU became effective for NXP as of January 1, 2012. It did not have a significant impact on the Company’s fair value measurements or result in more extensive disclosures about valuation processes and sensitivity analysis.

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

The FASB issued ASU 2011-12 in December 2011, which deferred certain requirements of ASU No. 2011-05. These amendments were made to allow the FASB time to re-deliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income for all periods presented. The new guidance is to be applied retrospectively.

ASU 2011-05 does not provide new requirements for the components of other comprehensive income or other accounting-related matters. The ASUs became effective for NXP beginning January 1, 2012.

•	ASU No. 2011-08 “Intangibles – Goodwill and Other (Topic 350). Testing Goodwill for Impairment”

Under the amendments in this update, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. This update became effective for NXP on January 1, 2012.

In 2012, NXP has used the option to first assess qualitative factors and has determined, based on this assessment, it is not more likely than not that the fair value of the reporting units is less than the carrying value of the reporting units.

•	ASU No. 2011-11 “Balance Sheet (Topic 210). Disclosures about Offsetting Assets and Liabilities”

ASU 2011-11 was issued by the FASB in December 2011 with an effective date for NXP of January 1, 2013. It requires retrospective application to prior periods reported.

The ASU primarily requires more extensive disclosures about financial assets and financial liabilities that have been offset in the statement of financial position or that were allowed to be offset but for which the Company made an accounting policy choice not to offset. The disclosures are either by type of financial asset and financial liability or by counterparty. The offsetting conditions were not changed by the ASU. The ASU has no significant impact on the Company’s financial statements.

New standards to be adopted after 2012

•	ASU 2012-04 “Technical Corrections and Improvements”

The amendments in this Update make technical corrections, clarifications and limited-scope improvements to various Topics throughout the Codification. The ASU has no significant impact on the Company’s financial statements.

3 Supplemental Financial Information

Statement of Operations Information

Revenue composition

	2012	2011	2010
Goods	4,346	4,170	4,392
Patents and licenses	12	24	10

	4,358	4,194	4,402

Depreciation, amortization and impairment

Depreciation and amortization, including impairment charges, are as follows:

	2012	2011	2010
Depreciation of property, plant and equipment	247	290	359
Impairment of assets held for sale	—	—	30
Amortization of internal use software	24	10	14
Amortization of identified intangible assets	262	291	281

	533	591	684

Depreciation of property, plant and equipment in 2012 includes an additional write-off in connection with the retirement of property, plant and equipment of $1 million (2011: $1 million; 2010: $7 million). Depreciation of property, plant and equipment resulting from the acquisition accounting of $11 million (2011: $10 million; 2010: $21 million) is also included. Furthermore, depreciation of property, plant and equipment in 2012 includes $2 million relating to write-downs and impairment charges (2011: $6 million; 2010: $21 million). The 2010 write-downs related to additional depreciation of our ICN5 and ICN6 wafer fabs in Nijmegen, the Netherlands.

In 2010 an impairment of $30 million for real estate and other property was recognized as a result of classifying certain tangible fixed assets as held-for-sale.

Amortization of identified intangible assets in 2012 reflects amortization of identified intangible assets resulting from acquisition accounting of $262 million (2011: $291 million; 2010: $281 million).

Depreciation of property, plant and equipment is primarily included in cost of revenue. Amortization of intangible assets is primarily reported in the selling, general and administrative expenses.

Other income and expense

Other income and expense consists of the following:

	2012	2011	2010
Result on disposal of property, plant and equipment:
- income	1	8	8
- expense	—	(18)	—
Result on disposal of businesses:
- income	19	—	—
- expense	—	—	(37)
Result on other items:
- income	10	17	19
- expense	(1)	(3)	(6)

Total other income	30	25	27
Total other expense	(1)	(21)	(43)

Total other income (expense)	29	4	(16)

In 2012, the result on disposal of properties consists of various smaller items. In 2011, the result on disposal of properties mainly related to the sale of land and buildings in San Jose, USA (a loss of $17 million) and the sale of equipment in Nijmegen, the Netherlands (a gain of $5 million). Furthermore, the sale of a building in Southampton, UK, which was classified as assets held for sale, resulted in a gain of $2 million. In 2010, the result on disposal of properties mainly related to the sale of a building in Hamburg, Germany ($5 million), which was classified as assets held for sale.

In 2012, the result on disposal of businesses related to the sale of our High Speed Data Converter business. In 2011, no results on disposal of businesses were recorded. In 2010, the result on disposal of businesses mainly related to the divestment of the Home business to Trident (loss $26 million) and the divestment of NuTune (loss $7 million).

The remaining income and expense on other items consists of various smaller items for all periods reported.

Foreign exchange differences

In 2012, cost of revenue included foreign exchange differences amounting to a loss of $4 million (2011: a gain of $9 million; 2010: a loss of $20 million).

Financial income and expense

	2012	2011	2010
Interest income	4	5	2
Interest expense	(270)	(312)	(320)

Total interest expense, net	(266)	(307)	(318)
Net gain (loss) on extinguishment of debt	(161)	(32)	57
Sale of securities and other financial assets	—	—	8
Foreign exchange rate results	28	128	(331)
Miscellaneous financing costs/income, net	(38)	(46)	(44)

Total other financial income and expense	(171)	50	(310)

Total	(437)	(257)	(628)

In 2012, interest expense, net, of $266 million (2011: $307 million; 2010: $318 million) was mainly related to the interest expense on the euro-denominated and U.S. dollar-denominated notes. The lower interest expense in 2012 resulted from several transactions to optimize our debt portfolio. See Note 5 “Debt”.

Furthermore in 2012, a net loss on extinguishment of debt of $161 million (2011: a loss of $32 million; 2010: a gain of $57 million) was recorded in connection with the various bond exchange and repurchase offers. See Note 5 “Debt”.

Included in the sale of securities and other financial assets is the sale of Virage shares in 2010 (a gain of $7 million).

In 2012 foreign exchange results amounted to a gain of $28 million (2011: a gain of $128 million; 2010: a loss of $331 million) and are composed of the following exchange rate fluctuations:

•

the remeasurement of the U.S. dollar-denominated notes and short-term loans, which reside in a euro functional currency entity, of a gain of $9 million (2011: a gain of $124 million; 2010: a loss of $307 million);

•	intercompany financing resulting in a gain of $3 million (2011: a loss of $7 million; 2010: a gain of $16 million);

•	the Company’s foreign currency cash and cash equivalents resulting in a gain of $16 million (2011: a gain of $10 million; 2010: a loss of $43 million);

•	foreign currency contracts resulting in a loss of $1 million (2011: a gain of $1 million; 2010: a gain of $2 million);

•	remaining items, a gain of $1 million in 2012 (2011: no material results; 2010: a gain of $1 million).

Included in miscellaneous financing costs in 2012 is the amortization of capitalized debt issuance costs of $32 million (2011: $27 million; 2010: $31 million). In 2011 and 2010, this position also included incidental interest on capital lease obligations of $10 million and $13 million, respectively.

The Company has applied net investment hedging since May, 2011. The U.S. dollar exposure of the net investment in U.S. dollar functional currency subsidiaries of $1.7 billion has been hedged by our U.S. dollar-denominated notes. As a result in 2012 a benefit of $26 million (2011: a charge of $203 million) was recorded in other comprehensive income (loss) relating to the foreign currency result on the U.S. dollar-denominated notes that are recorded in a euro functional currency entity.

Earnings per share

The computation of earnings per share (EPS) is presented in the following table:

	2012	2011	2010
Income (loss) from continuing operations	(53)	2	(465)
Less: Net income (loss) attributable to non-controlling interests	63	46	50

Income (loss) from continuing operations attributable to stockholders	(116)	(44)	(515)
Income (loss) from discontinued operations attributable to stockholders	1	434	59

Net income (loss) attributable to stockholders	(115)	390	(456)
Weighted average number of shares outstanding (after deduction of treasury shares) during the year (in thousands):
Basic and diluted	248,064	248,812	229,280
Basic and diluted EPS attributable to stockholders in $: 1)
Income (loss) from continuing operations	(0.46)	(0.17)	(2.25)
Income (loss) from discontinued operations	—	1.74	0.26

Net income (loss)	(0.46)	1.57	(1.99)

1)

In 2012, 32,394,794 securities (2011: 27,789,634 securities; 2010: 24,350,650 securities) that could potentially dilute basic EPS were not included in the computation of dilutive EPS because the effect would have been anti-dilutive for the periods presented.

Balance Sheet Information

Cash and cash equivalents

At December 31, 2012, our cash balance was $617 million (2011: $743 million), of which $288 million (2011: $261 million) was held by SSMC, our joint venture company with TSMC. A portion of this cash can be distributed by way of dividend to us, but 38.8% of the dividend will be paid to our joint venture partner as well. In 2012, there was a dividend distribution from SSMC amounting to $100 million (2011: $170 million) of which $39 million (2011: $66 million) was paid to TSMC.

Receivables, net

Accounts receivable are summarized as follows:

	2012	2011
Accounts receivable from third parties	463	425
Allowance for doubtful accounts	(4)	(4)
Accounts receivable from equity-accounted investees (net)	—	20
Other receivables	51	38

	510	479

The current portion of income taxes receivable of $3 million (2011: $14 million) is included under other receivables.

Inventories, net

Inventories are summarized as follows:

	2012	2011
Raw materials	70	69
Work in process	515	415
Finished goods	130	134

	715	618

The portion of the finished goods stored at customer locations under consignment amounted to $20 million as of December 31, 2012 (2011: $15 million).

The amounts recorded above are net of an allowance for obsolescence of $61 million as of December 31, 2012 (2011: $62 million).

Property, plant and equipment, net

The following table presents details of the Company’s property, plant and equipment, net of accumulated depreciation:

	Useful Life (in years)	2012	2011
Land		59	62
Buildings	9 to 50	452	432
Machinery and installations	2 to 7	1,338	1,332
Other Equipment	1 to 5	186	185
Prepayments and construction in progress		68	54

		2,103	2,065
Less accumulated depreciation		(1,033)	(1,002)

Property, plant and equipment, net of accumulated depreciation		1,070	1,063

Land with a book value of $59 million (2011: $62 million) is not depreciated.

Property and equipment includes $77 million (2011: $75 million) related to assets acquired under capital leases. Accumulated depreciation related to these assets was $65 million (2011: $57 million). See Note 10 for information regarding capital lease obligations.

There was no significant construction in progress and therefore no related capitalized interest.

Accrued liabilities

Accrued liabilities are summarized as follows:

	2012	2011
Payroll and related benefits	193	143
Pension-related benefits	21	21
Utilities, rent and other	28	17
Income tax payable (refer to Note 15)	29	36
Deferred tax liabilities (refer to Note 15)	4	1
Liability for unrecognized tax benefits	—	6
Communication & IT costs (including accruals related to EDA contracts)	25	10
Distribution costs	9	7
Sales-related costs	12	13
Purchase-related costs	4	5
Interest accruals	25	74
Derivative instruments—liabilities (refer to Note 6)	2	3
Other accrued liabilities	137	138

	489	474

Other accrued liabilities in 2012 include approximately $50 million relating to legal claims.

Other accrued liabilities in 2011 include approximately $45 million of liabilities incurred in connection with the sale of the Sound Solutions business. The settlement of these liabilities in 2012 was reported as cash flows from discontinued operations.

The remaining other accrued liabilities in 2012 and 2011 consist of various smaller items.

Accumulated other comprehensive income (loss), net of tax

Total comprehensive income (loss) represents net income (loss) plus the results of certain equity changes not reflected in the Consolidated Statements of Operations. The after-tax components of accumulated other comprehensive income (loss) and their corresponding changes are shown below:

	Net investment hedge	Currency translation differences	Net actuarial gain/(losses)	Accumulated Other Comprehensive Income (loss)
As of December 31, 2009	—	367	32	399
2010 other comprehensive income (loss)	—	158	(19)	139

As of December 31, 2010	—	525	13	538
2011 other comprehensive income (loss)	(203)	(21)	9	(215)

As of December 31, 2011	(203)	504	22	323
2012 other comprehensive income (loss)	18	10	(51)	(23)

As of December 31, 2012	(185)	514	(29)	300

Cash Flow Information

($ in millions)	For the years ended December 31,
	2012	2011	2010
Net cash paid during the period for:
Interest	292	301	278
Income taxes	28	25	19
Net gain (loss) on sale of assets:
Cash proceeds from the sale of assets	31	30	6
Book value of these assets	(12)	(40)	(142)
Non-cash gains (losses)	1	—	115

	20	(10)	(21)
Non-cash investing information:
Assets received in lieu of cash from the sale of businesses:
Trident shares	—	—	177
Others	3	—	—
Other items:
Other items consist of the following non-cash elements in income:
Value adjustments/impairment financial assets	—	—	(4)
Non-cash interest cost due to applying effective interest method	22	18	15
Others	—	—	(7)

	22	18	4

4 Fair Value of Financial Assets and Liabilities

The following table summarizes the estimated fair value and carrying amount of our financial instruments measured on a recurring basis:

		December 31, 2012		December 31, 2011
	Fair value hierarchy1)	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Assets:
Other financial assets	2	18	18	17	17
Derivative instruments-assets	2	1	1	2	2
Liabilities:
Short-term debt	2	(42)	(42)	(52)	(52)
Short-term debt (bonds)	1	(265)	(267)	—	—
Long-term debt (bonds)	1	(2,332)	(2,453)	(3,122)	(3,296)
Long-term debt (bonds) 2)	2	(608)	(635)	(606)	(609)
Other long-term debt	2	(245)	(245)	(19)	(19)
Derivative instruments-liabilities	2	(2)	(2)	(3)	(3)

1)	Transfers between the levels of fair value hierarchy are recognized when a change in circumstances would require it. There were no transfers during the reporting periods presented in the table above.
2)	Represent bonds which are privately held (floating rate secured notes 2016).

The following methods and assumptions were used to estimate the fair value of financial instruments:

Other financial assets

For other financial assets, the fair value is based upon significant other observable inputs depending on the nature of the other financial asset.

Debt

The fair value is estimated on the basis of the quoted market prices for certain issues, or on the basis of discounted cash flow analyses based upon the incremental borrowing rates for similar types of borrowing arrangements with comparable terms and maturities. Accrued interest is included under accounts payable and not within the carrying amount or estimated fair value of debt.

Assets and liabilities recorded at fair value on a non-recurring basis

We measure and record our non-marketable equity investments (non-marketable equity method and cost method investments) and non-financial assets, such as intangible assets and property, plant and equipment, at fair value when an impairment charge is required.

5 Debt

Short-term debt

	2012	2011
Other short-term bank borrowings	36	35
Current portion of long-term debt	271	17

Total	307	52

At December 31, 2012, other short-term bank borrowings of $36 million (2011: $35 million) consisted of a local bank borrowing by our Chinese subsidiary.

The applicable weighted average interest rate during 2012 was 3.6% (2011: 4.4%).

Long-term debt

	Range of interest rates	Average rate of interest	Amount outstanding 2012	Due in 2013	Due after 2013	Due after 2017	Average remaining term (in years)	Amount outstanding December 31, 2011
EUR notes	3.0	3.0	187	187	—	—	0.8	476
USD notes	3.1-9.8	5.8	3,018	78	2,940	1,336	5.0	3,262
Revolving Credit Facility	2.7	2.7	230	—	230	—	4.2	—
Bank borrowings	2.0	2.0	5	—	5	—	2.0	4
Liabilities arising from capital lease transactions	2.6-13.8	5.8	16	6	10	—	2.0	22

		5.4	3,456	271	3,185	1,336	4.7	3,764
Corresponding data of previous year		7.4	3,764	17	3,747	1,846	4.7

The following amounts of long-term debt at book value as of December 31, 2012 are due in the next 5 years:

2013	271
2014	28
2015	25
2016	629
2017	1,167
Due after 5 years	1,336

3,456

As of December 31, 2012, the Company’s euro-denominated notes and U.S. dollar-denominated notes represented 6% and 94% respectively, of the total principal amount of the notes outstanding with maturities ranging from 1 to 8 years. The fixed rate notes and floating rate notes represented 13% and 87% respectively of the total principal amount of the notes outstanding at December 31, 2012. The remaining tenor of secured debt is on average 4.7 years.

Debt exchange and repurchase

At December 31, 2012 long-term debt has been reduced to $3,185 million from $3,747 million at December 31, 2011 and $4,128 million at December 31, 2010.

In 2012, the book value of our long-term debt decreased by $562 million to $3,185 million, mainly due to the full repayment of the Senior Notes 2015, the full repayment of the Super Priority Notes 2013 and the partial repayment of the Senior Notes 2018 offset in part by issuance of a new Term Loan due 2019, a new Term Loan due 2020 and borrowings under a new Revolving Credit Facility due 2017. Extinguishment of debt in 2012 amounted to a loss of $161 million compared to a loss of $32 million in 2011. The Senior Secured notes due 2013, outstanding as of December 31, 2012 and due within one year are classified within short-term debt.

2019 Term Loan

On February 16, 2012, our subsidiary, NXP B.V. together with NXP Funding LLC entered into a new $475 million aggregate principal amount Senior Secured Term Loan Facility due March 19, 2019. The Term Loan was issued with an original issue discount at 98.5% of par and was recorded at its fair value of $468 million on the accompanying Consolidated Balance Sheet. The net proceeds of this issuance, together with a $330 million draw-down under our pre-existing Revolving Credit Facility and approximately $52 million of cash on hand, were used to redeem $510 million of the U.S. dollar-denominated 9 1/2% Senior Notes due October 2015, €203 million of the euro-denominated 8 5/8% Senior Notes due October 2015, and pay related call premiums of $36 million and accrued interest of $31 million.

2017 Revolving Credit Facility

On April 27, 2012, NXP B.V. and NXP Funding LLC concluded a new Senior Secured Revolving Credit Agreement (“RCA”) under which it borrowed $330 million to settle and close its pre-existing Revolving Credit Facility. It subsequently reduced its outstanding drawings to $230 million as of December 31, 2012.

On October 24, 2012, NXP B.V. and NXP Funding LLC agreed with certain participating banks to increase the borrowing capacity under the RCA subject to an effective date of October 29, 2012. The borrowing capacity under the RCA was increased by €120 million (approximately $155 million) up to a total amount of €620 million ($818 million). The RCA will expire on March 1, 2017 and will be used for general corporate purposes.

2013 Super Priority Notes

During 2012, we repurchased all of our Euro denominated Super Priority Notes 2013 for a principal amount of €29 million and all USD denominated Super Priority Notes 2013 for a principal amount of $221 million.

2020 Term Loan

On December 10, 2012, our subsidiary, NXP B.V. together with NXP Funding LLC entered into a new $500 million aggregate principal amount Senior Secured Term Loan Facility due January 11, 2020. The Term Loan was issued with an original issue discount at 99.5% of par and was recorded at its fair value of $498 million on the accompanying Consolidated Balance Sheet. The net proceeds of this issuance, together with a $100 million draw-down under our existing Revolving Credit Facility and approximately $12 million of cash on hand, were used to settle our tender offer for $500 million of the U.S. dollar-denominated 9  3/4 % Senior Notes due 2018, and pay related call premiums of $86 million, accrued interest of $18 million and debt issuance costs of $6 million.

The Company may from time to time continue to seek to retire or purchase its outstanding debt through cash purchases and/or exchanges, in open market purchases, privately negotiated transactions or otherwise.

Other effects on the total long-term debt position relate to the translation of euro-denominated notes outstanding.

Euro notes

The Euro note outstanding as of the end of December 2012 consists of the following:

•	a €142 million aggregate principal amount of floating rate senior secured notes due 2013 with an interest rate of three-month EURIBOR plus 2.75%.

U.S. dollar-denominated notes

The U.S. dollar-denominated notes consist of the following seven series:

•	a $58 million aggregate principal amount of floating rate senior secured notes due 2013 with an interest rate of three-month LIBOR plus 2.75%; and

•	a $616 million aggregate principal amount of floating rate senior secured notes due 2016 with an interest rate of three-month LIBOR plus 5.5%; and

•	a $491 million aggregate principal amount of floating rate senior secured term loan due 2017 with an interest rate of LIBOR plus 3.25% with a floor of 1.25%; and

•	a $494 million aggregate principal amount of floating rate senior secured term loan due 2017 with an interest rate of LIBOR plus 4.25% with a floor of 1.25%; and

•	a $422 million aggregate principal amount of 9.75% senior secured notes due 2018; and

•	a $471 million aggregate principal amount of floating rate senior secured term loan due 2019 with an interest rate of LIBOR plus 4% with a floor of 1.25%; and

•	a $500 million aggregate principal amount of floating rate senior secured term loan due 2020 with an interest rate of LIBOR plus 3.50% with a floor of 1.25%.

Certain terms and Covenants of the Euro and U.S. dollar-denominated notes

The Company is not required to make mandatory redemption payments or sinking fund payments with respect to the notes. With respect to the Term Loans, the Company is required to repay $20 million annually ($5 million per Term Loan).

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

Certain portions of long-term and short-term debt as of December 31, 2012 in the principal amount of $3,470 million (2011: $3,033 million) have been secured by collateral on substantially all of the Company’s assets and of certain of its subsidiaries.

The notes are fully and unconditionally guaranteed jointly and severally, on a senior basis by certain of the Company’s current and future material wholly owned subsidiaries (“Guarantors”).

Pursuant to various security documents related to the above mentioned secured notes and the $818 million (denominated €620 million) committed revolving credit facility, the Company and each Guarantor has granted first priority liens and security interests in, amongst others, the following, subject to the grant of further permitted collateral liens:

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

6 Other Financial Instruments, Derivatives and Currency Risk

We conduct business in diverse markets around the world and employ a variety of risk management strategies and techniques to manage foreign currency exchange rate, interest rate and commodity price risks. Our risk management program focuses on the unpredictability of financial markets and seeks to minimize the potentially adverse effects that the volatility of these markets may have on our operating results. One way we achieve this is through the active hedging of risks through the selective use of derivative instruments.

Derivatives are recorded on our Consolidated Balance Sheets at fair value which fluctuates based on changing market conditions.

The Company does not purchase or hold financial derivative instruments for trading purposes.

Currency risk

Currency fluctuations may impact the Company’s financial results. A higher proportion of our revenue is in U.S. dollars or U.S. dollar- related currencies, compared to our costs and expenses resulting in a structural currency mismatch. Accordingly, our results of operations may be affected by changes in foreign exchange rates, particularly between the euro and the U.S. dollar. A strengthening of the euro against the U.S. dollar during any reporting period will reduce the operating income of the Company.

In addition, the U.S. dollar-denominated debt held by our Dutch subsidiary which has a euro functional currency may generate adverse currency results in financial income and expenses depending on the exchange rate movement between the euro and the U.S. dollar. This exposure has been partially mitigated by the application of net investment hedge accounting. In accordance with the provisions in ASC 815, “Derivatives and Hedging”, the Company has applied net investment hedging since May 2011. The U.S. dollar exposure of our net investment in U.S. dollar functional currency subsidiaries has been hedged by our U.S. dollar denominated debt for an amount of $1.7 billion. The hedging relationship is assumed to be highly effective. Foreign currency gains or losses on this U.S. dollar debt that is recorded in a euro functional currency entity that are designated as, and to the extent they are effective as, a hedge of the net investment in our U.S. dollar foreign entities, are reported as a translation adjustment in other comprehensive income within equity, and offset in whole or in part the foreign currency changes to the net investment that are also reported in other comprehensive income. As a result, in 2012, a benefit of $26 million (2011: a charge of $203 million) was recorded in other comprehensive income relating to the foreign currency result on the U.S. dollar-denominated notes that are recorded in a euro functional currency entity. Absent the application of net investment hedging, this amount would have been recorded as a gain within financial income (expense) in the statement of operations. No amount resulting from ineffectiveness of net investment hedge accounting was recognized in the statement of operations in 2012 (2011: no amount).

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

The fair value of our derivative assets at the end of 2012 was less than $1 million (December 31, 2011: $2 million) whereas the fair value of our derivative liabilities amounted to $1 million (December 31, 2011: $3 million) and are included in other current assets and accrued liabilities, respectively, in the Consolidated Balance Sheets.

It is the Company’s policy that transaction exposures are hedged. Accordingly, the Company’s organizations identify and measure their exposures from transactions denominated in other than their own functional currency.

We calculate our net exposure on a cash flow basis considering balance sheet items, actual orders received or made and anticipated revenue and expenses.

Interest rate risk

The Company has significant outstanding debt, which creates an inherent interest rate risk. Through a combination of several private and open market transactions since 2009, the Company’s long-term debt profile has been improved. At December 31, 2012, long-term debt has been reduced to $3,185 million from $3,747 million at December 31, 2011 and $4,128 million at December 31, 2010.

The following table summarizes the outstanding notes as of December 31, 2012:

	Principal amount*	Fixed/ floating	Current coupon rate	Maturity date
Senior Secured Notes	$422	Fixed	9.75%	2018
Senior Secured Notes	$616	Floating	5.81%	2016
Senior Secured Notes	€142	Floating	2.96%	2013
Senior Secured Notes	$58	Floating	3.09%	2013
Term Loan	$491	Floating	4.5%	2017
Term Loan	$494	Floating	5.5%	2017
Revolving Credit Facility	$230	Floating	2.71%	2017
Term Loan	$471	Floating	5.25%	2019
Term Loan	$500	Floating	4.75%	2020

*	amount in millions

A sensitivity analysis in relation to our long-term debt shows that if interest rates were to increase by 1% from the level of December 31, 2012 with all other variables held constant, the annualized interest expense would increase by $12 million. If interest rates were to decrease by 1% from the level of December 31, 2012 with all other variables held constant, the annualized interest expense would decrease by $3 million. This impact is based on the outstanding debt position as of December 31, 2012.

Commodity Price Risk

We are exposed to price risk related to forecasted purchases of gold that we use as raw material in many of our products. Gold forward contracts generally are not subject to the accounting requirements for derivative instruments and hedging activities under the normal purchases exception. We do not, by policy, use financial instruments for speculative purposes.

We may use gold forward contracts to hedge the input costs of gold for a portion of our anticipated purchases within the next 12 months. During the second quarter of 2012, we entered into non-deliverable forward contracts for gold which require net-settlement. These derivative instruments are highly effective and qualify for hedge accounting treatment. As of and for the year ended December 31, 2012 the impact to our financial statements related our gold forward contracts designated as cash flow hedges was not material. As of December 31, 2012, the notional value of our gold futures contracts was less than $1 million.

7 Identified Intangible Assets

Intangible assets, net of accumulated amortization and impairments of $965 million and $1,171 million as of December 31, 2012 and 2011 respectively were composed of the following:

	December 31, 2012		December 31, 2011
	Gross	Accumulated amortization and impairments	Gross	Accumulated amortization and impairments
Marketing-related	18	(16)	18	(16)
Customer-related	427	(177)	411	(143)
Technology-based	2,053	(1,383)	2,044	(1,156)

Other intangible assets	2,498	(1,576)	2,473	(1,315)
Software	113	(70)	63	(50)

Identified intangible assets	2,611	(1,646)	2,536	(1,365)

The estimated amortization expense for these identified intangible assets for each of the five succeeding years is:

2013	232
2014	153
2015	132
2016	127
2017	113

All intangible assets, excluding goodwill, are subject to amortization and have no assumed residual value.

The expected weighted average remaining life of identified intangibles is 6 years as of December 31, 2012.

The estimated amortization expense for software as of December 31, 2012 for each of the five succeeding years is:

2013	21
2014	20
2015	2
2016	—
2017	—

The expected weighted average remaining lifetime of software is 2 years as of December 31, 2012.

8 Goodwill

The changes in goodwill in 2012 and 2011 were as follows:

	2012	2011
Balances as of January 1
Cost	2,454	2,529
Accumulated impairment	(223)	(230)

Book value	2,231	2,299
Changes in book value:
Acquisitions	11	—
Divestments	(6)	—
Translation differences	41	(68)

Total changes	46	(68)
Balances as of December 31
Cost	2,502	2,454
Accumulated impairment	(225)	(223)

Book value	2,277	2,231

Acquisitions in 2012 relate to the acquisition of the Catena Group. Divestments in 2012 relate to the divestment of the High Speed Data Converter business.

No goodwill impairment charges were required to be recognized in 2012 or 2011.

The fair value of the reporting units substantially exceeds the carrying value of the reporting units.

See Note 19, “Segment and Geographical Information”, for goodwill by segment and Note 16, “Acquisitions and Divestments”.

9 Postretirement Benefit Plans

Pensions

Our employees participate in employee pension plans in accordance with the legal requirements, customs and the local situation in the respective countries. These are defined-benefit pension plans, defined-contribution plans and multi-employer plans.

The Company’s employees in The Netherlands participate in a multi-employer plan, implemented for the employees of the Metal and Electrical Engineering Industry (“Bedrijfstakpensioenfonds Metalektro or PME”) in accordance with the mandatory affiliation to PME effective for the industry in which NXP operates. As this affiliation is a legal requirement for the Metal and Electrical Engineering Industry it has no expiration date. This PME multi-employer plan (a career average plan) covers approximately 1,250 companies and 630,000 participants. The plan monitors its risk on an aggregate basis, not by company or participant and can therefore not be accounted for as a defined benefit plan. The pension fund rules state that the only obligation for affiliated companies will be to pay the annual plan contributions. There is no obligation for affiliated companies to fund plan deficits. Affiliated companies are also not entitled to any possible surpluses in the pension fund.

Every participating company contributes the same fixed percentage of its total pension base, being pensionable salary minus an individual offset. The Company’s pension cost for any period is the amount of contributions due for that period.

The coverage ratio of the PME plan was 93.9% as of December 31, 2012. Regulations require PME to have a coverage ratio (ratio of the plan’s assets to its obligations) of 104.3% for the total plan as of December 31, 2013, which needs to be achieved via a Recovery Plan. As the coverage ratio as of December 31, 2012 is below the path indicated in the Recovery Plan, PME has announced a reduction of pension rights of 5.1% as of April 1, 2013. In case the coverage ratio is still lower than 104.3% as of December 31, 2013 an additional reduction of the pension rights may be required. The contribution rate will increase from 26.5% (2012) to 27.0% (2013) to meet the funding requirements for the accrual of new pension rights.

PME multi-employer plan	2012	2011	2010
NXP’s contributions to the plan	53	59	53
(including employees’ contributions)	4	2	2
Average number of NXP’s active employees participating in the plan	3,229	3,256	3,537
NXP’s contribution to the plan exceeded more than 5 percent of the total contribution (as of December 31 of the plan’s year end)	No	No	No

The amount for pension costs included in the statement of operations for the year 2012 was $84 million (2011: $90 million; 2010: $83 million) of which $19 million (2011: $16 million; 2010: $15 million) represents defined-contribution plans and $47 million (2011: $54 million; 2010: $48 million) represents the PME multi-employer plans.

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

The total cost of defined-benefit plans amounted to $18 million in 2012 (2011: $20 million; 2010: $20 million) consisting of $20 million ongoing cost (2011: $21 million; 2010: $20 million) and a gain of $2 million from special events resulting from restructurings, curtailments and settlements.

The table below provides a summary of the changes in the pension benefit obligations and defined-benefit pension plan assets for 2012 and 2011, associated with the Company’s dedicated plans, and a reconciliation of the funded status of these plans to the amounts recognized in the consolidated balance sheets.

	2012	2011
Projected benefit obligation
Projected benefit obligation at beginning of year	342	347
Additions	—	3
Service cost	11	12
Interest cost	14	15
Actuarial (gains) and losses	60	(5)
Curtailments and settlements	(2)	(6)
Plan amendments	—	(1)
Benefits paid	(18)	(13)
Exchange rate differences	12	(10)

Projected benefit obligation at end of year	419	342
Plan assets
Fair value of plan assets at beginning of year	147	148
Actual return on plan assets	14	10
Employer contributions	14	13
Curtailments and settlements	—	(6)
Benefits paid	(18)	(13)
Exchange rate differences	5	(5)

Fair value of plan assets at end of year	162	147
Funded status	(257)	(195)

Classification of the funded status is as follows
- Prepaid pension cost within other non-current assets	13	25
- Accrued pension cost within other non-current liabilities	(260)	(211)
- Accrued pension cost within accrued liabilities	(10)	(9)

Total	(257)	(195)
Accumulated benefit obligation
Accumulated benefit obligation for all Company-dedicated benefit pension plans	364	299
Plans with assets less than accumulated benefit obligation
Funded plans with assets less than accumulated benefit obligation
- Fair value of plan assets	24	22
- Accumulated benefit obligations	65	60
- Projected benefit obligations	85	79
Unfunded plans
- Accumulated benefit obligations	174	140
- Projected benefit obligations	194	153
Amounts recognized in accumulated other comprehensive income (before tax)
Total AOCI at beginning of year	(30)	(21)
- Net actuarial loss (gain)	52	(9)
- Prior service cost (credit)	—	(1)
- Exchange rate differences	—	1

Total AOCI at end of year	22	(30)
Changes in accumulated other comprehensive income (before tax) consist of
Total net actuarial loss (gain) at beginning of year	(30)	(22)
- Net actuarial loss (gain) arising during the year	52	(9)
- Net actuarial (loss) gain recognized in income during the year	—	—
- Exchange rate difference	—	1

Total net actuarial loss (gain) at end of year	22	(30)
Total prior service cost (credit) at beginning of year	—	1
- Prior service cost (credit) arising during the year	—	(1)

Total prior service cost (credit) at end of year	—	—

The weighted average assumptions used to calculate the projected benefit obligations were as follows:

	2012	2011
Discount rate	3.5%	4.4%
Rate of compensation increase	2.4%	3.1%

The weighted average assumptions used to calculate the net periodic pension cost were as follows:

	2012	2011	2010
Discount rate	4.4%	4.3%	4.8%
Expected returns on plan assets	4.1%	4.2%	4.3%
Rate of compensation increase	3.1%	3.1%	3.0%

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

The components of net periodic pension costs were as follows:

	2012	2011	2010
Service cost	11	12	12
Interest cost on the projected benefit obligation	14	15	15
Expected return on plan assets	(6)	(6)	(6)
Amortization of prior service cost	—	—	—
Amortization of net (gain) loss	—	—	(1)
Curtailments & settlements	(2)	(1)	(1)
Other	1	—	1

Net periodic cost	18	20	20

A sensitivity analysis shows that if the discount rate increases by 1% from the level of December 31, 2012, with all other variables held constant, the net periodic pension cost would increase by $2 million. If the discount rate decreases by 1% from the level of December 31, 2012, with all other variables held constant, the net periodic pension cost would decrease by $2 million.

The estimated net actuarial loss (gain) and prior service cost that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year (2013) are $1 million and nil, respectively.

Plan assets

The actual pension plan asset allocation at December 31, 2012 and 2011 is as follows:

	2012	2011
Asset category:
Equity securities	26%	21%
Debt securities	58%	64%
Insurance contracts	3%	4%
Other	13%	11%

	100%	100%

We met our target plan asset allocation. The investment objectives for the pension plan assets are designed to generate returns that, along with the future contributions, will enable the pension plans to meet their future obligations. The investments in our major defined benefit plans largely consist of government bonds, “Level 2” Corporate Bonds and cash to mitigate the risk of interest fluctuations. The asset mix of equity, bonds, cash and other categories is evaluated every three years by an asset-liability modeling study for our largest plan. The assets of funded plans in other countries mostly have a large proportion of fixed income securities with return characteristics that are aligned with changes in the liabilities caused by discount rate volatility. Total pension plan assets of $162 million include $149 million related to the German, Swiss and Philippine pension funds.

The following table summarizes the classification of these assets.

	2012			2011
	Level I	Level II	Level III	Level I	Level II	Level III
Equity securities	3	38	—	1	29	—
Debt securities	20	68	—	17	71	—
Other	13	4	3	7	5	4

	36	110	3	25	105	4

From the remaining assets of $13 million an amount of $4 million relates to assets held by insurance companies.

The Company currently expects to make cash contributions of $84 million in 2013, consisting of $4 million of employer contributions to defined-benefit pension plans, $22 million of employer contributions to defined-contribution pension plans, $49 million of employer contributions to multi-employer plans and $9 million of expected cash payments in relation to unfunded pension plans.

Estimated future pension benefit payments

The following benefit payments are expected to be made (including those for funded plans):

2013	16
2014	13
2015	15
2016	14
2017	14
Years 2018-2022	95

Postretirement benefits other than pensions

In addition to providing pension benefits, the Company provides other postretirement benefits, primarily retiree healthcare benefits in the United States accounted for as defined-benefit plans. The Company funds these other postretirement benefit plans as claims are incurred.

The amounts included in the consolidated statements of operations for 2012 are an expense of $1 million (2011: $1 million; 2010: $1 million).

The accumulated postretirement benefit obligation other than pensions at the end of 2012 equals $9 million (2011: $7 million).

10 Commitments and Contingencies

Lease Commitments

Property, plant and equipment includes $12 million as of December 31, 2012 (2011: $18 million) for capital leases and other beneficial rights of use, such as building rights and hire purchase agreements. The financial obligations arising from these contractual agreements are reflected in long-term debt. Long-term operating lease commitments totaled $153 million as of December 31, 2012 (2011: $171 million). The long-term operating leases are mainly related to the rental of buildings. These leases expire at various dates during the next 30 years. Future minimum lease payments under operating and capital leases are as follows:

	Operating Leases	Capital Leases
2013	30	7
2014	29	7
2015	27	2
2016	18	1
2017	12	1
Thereafter	37	—

Total future minimum leases payments	153	18
Less: amount representing interest		2

Present value of future minimum lease payments		16

Rent expense amounted to $54 million in 2012 (2011: $51 million; 2010: $60 million).

Guarantees

At the end of 2012 there were no material guarantees recognized by the Company.

Other commitments

The Company has made certain commitments to TSMC, whereby the Company is obligated to make cash payments to TSMC with respect to long-term obligations for a joint development process should it fail to purchase an agreed-upon accumulative volume of wafers. The maximum commitment is $18 million and expires at the end of 2015.

Environmental remediation

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

Soil and groundwater contamination has been identified at our properties in Hamburg, Germany and Nijmegen, the Netherlands. The remediation processes have been ongoing for several years and are expected to continue for several years.

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

Asbestos contamination has been found in certain parts of our properties in Manchester in the United Kingdom and in Nijmegen, the Netherlands. Both in the United Kingdom and the Netherlands, we will be required to dispose of the asbestos when the buildings currently standing on the property are demolished or divested. We estimate our potential liability will not be material. Additionally, in the Netherlands, we will be required to remediate the asbestos contamination at a leased property, upon termination of the lease. The lease is not expected to end soon and we estimate the cost of remediation will not be material.

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

Based on the procedures described above, the Company has an aggregate amount of approximately $59 million accrued for legal proceedings pending as of December 31, 2012, compared to approximately $15 million as of December 31, 2011. Such accruals are part of the “Other accrued liabilities,” as referred to in Note 3, “Supplemental Financial Information”. There can be no assurance that the Company’s accruals will be sufficient to cover the extent of its potential exposure to losses. Historically, legal actions have not had a material adverse effect on the Company’s business, results of operations or financial condition.

Set forth below are descriptions of our most important legal proceedings pending as of December 31, 2012, for which the related loss contingency is either probable or reasonably possible, including the legal proceedings for which accruals have been made:

*	Three former employees of Signetics Corp, a predecessor of NXP Semiconductors USA, Inc. and their respective children each separately filed various counts against NXP Semiconductors USA, Inc. (negligence, premises liability, strict liability, abnormal and ultrahazardous activity, willful and wanton misconduct and loss of consortium) asserting exposure to harmful chemicals and substances while the employees concerned were working in a factory “clean room” of Signetics Corp., resulting in alleged physical injuries and eventual birth defects to their children (cases No. N09C-10-032 JRJ, N10C-05-137 JRJ and 1-10-CV-188679). Initial discovery has commenced by both sides in above mentioned cases. Actual substantive responses are pending. Trial dates for Case No. N09C-10 032 and Case No. N10C-05-137 have been set at October 7, 2013 and April 28, 2014, respectively. In Case No. 1-10-CV-188679 a trial setting conference is scheduled for April 30, 2013.

*	Norit Winkelsteeg B.V. and Vitens N.V. alleged that NXP Semiconductors Netherlands B.V. breached a contract it had entered into with them to build a so-called “permeate-water” factory or, in the alternative, had terminated negotiations to enter into such contract in bad faith. Claimants hold NXP Semiconductors Netherlands B.V. liable for all costs, expenses and damages, including loss of profit. In an interim judgment dated January 27, 2009, the Court of Appeal in Arnhem, the Netherlands, recognized that part of the claim related to costs and expenses could be awarded but the Court further stated that reticence must be observed in awarding compensation for loss of profits. Court ruling is adjourned to April 9, 2013.

*	In 2007, certain former employees of NXP Semiconductors France SAS employed by a subsidiary of the DSP Group, Inc. filed a claim against NXP Semiconductors France SAS before the Tribunal de Grande Instance in an emergency procedure (procédure de référé) to demand re-integration within NXP Semiconductors France SAS, following the closure of the DSP Group’s activities in France and the consequent termination of their employment agreements. The claim was rejected by the Tribunal de Grande Instance. The employees concerned then brought the same claim before the Social Court (Conseil de Prud’hommes) in Caen which, on April 27, 2010, also ruled in favor of NXP Semiconductors France SAS. The claimants filed for an appeal in last resort on May 18, 2010, which is still pending.

In addition, on January 7, 2009, the European Commission issued a release in which it confirmed it had started an investigation in the smart card chip sector. The European Commission has reason to believe that the companies concerned may have violated European Union competition rules prohibiting certain practices such as price fixing, customer allocation and the exchange of commercially sensitive information. As one of the companies active in the smart card chip sector, NXP is subject to this ongoing investigation and is assisting the regulatory authorities in this investigation. The investigation is still ongoing and it is currently not possible to reliably estimate its outcome.

On April 5, 2012, the ICC arbitration tribunal arrived at an award in a dispute between NXP and STMicroelectronics (“ST”) about the interpretation of the contractual arrangements concerning underloading in the NXP wafer fabs and ST’s liability for the associated costs. Based on the award, ST paid NXP approximately $59 million in the second quarter of 2012. No appeal is available to ST on this award, however, ST commenced a separate arbitration aiming to convince the ICC Tribunal to reverse the economic effect of its award in the first arbitration. The hearing for this second arbitration took place from June 2 – 7, 2012; this second arbitration still continues.

The estimated aggregate range of reasonably possible losses is based on currently available information in relation to the claims that have arisen and on the Company’s best estimate of such losses for those cases for which such estimate can be made. For certain claims, the Company believes that an estimate cannot currently be made. The estimated aggregate range requires significant judgment, given the varying stages of the proceedings (including the fact that many of them are currently in preliminary stages), the existence of multiple defendants (including the Company) in such claims whose share of liability has yet to be determined, the numerous yet-unresolved issues in many of the claims, and the attendant uncertainty of the various potential outcomes of such claims. Accordingly, the Company’s estimate will change from time to time, and actual losses may be more than the current estimate. As at December 31, 2012, the Company believes that for all litigation pending its aggregate exposure to loss in excess of the amount accrued could range between $0 and approximately $26 million.

11 Stockholders’ Equity

The Company amended its Articles of Association on August 2, 2010 in order to effect a 1-for-20 reverse stock split of its shares of common stock. As a consequence, the number of shares outstanding on August 2, 2010 (4,305,030,000 shares) has been adjusted to 215,251,500 shares. The exercise price and the number of shares of common stock issuable under the Company’s share-based compensation plans were proportionately adjusted to reflect the reverse stock split. Basic and diluted weighted average shares outstanding and earnings per share have been calculated to reflect the reverse stock split in all periods presented. The share capital of the Company as of December 31, 2012 and 2011 consists of 1,076,257,500 authorized shares, including 430,503,000 authorized shares of common stock, and 645,754,500 authorized but unissued shares of preferred stock.

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

At December 31, 2012, the Company has issued and paid up 251,751,500 shares (2011: 251,751,500 shares) of common stock each having a par value of €0.20 or a nominal stock capital of €50 million.

Option rights/restricted share units/equity rights

The Company has granted stock options, restricted share units and equity rights to the employees of the Company and its subsidiaries to receive the Company’s shares or depository receipts in the future. See Note 13, “Share-based Compensation”.

Treasury shares

In connection with the Company’s share repurchase programs, which commenced in 2011, and in accordance with the Company’s policy to provide share awards from its treasury share inventory, shares which have been repurchased and are held in treasury for delivery upon exercise of options and under restricted share programs, are accounted for as a reduction of stockholders’ equity. Treasury shares are recorded at cost, representing the market price on the acquisition date. When issued, shares are removed from treasury shares on a first-in, first-out (FIFO) basis.

Differences between the cost and the proceeds received when treasury shares are reissued, are recorded in capital in excess of par value. Deficiencies in excess of net gains arising from previous treasury share issuances are charged to retained earnings.

The following transactions took place resulting from employee option and share plans in 2012:

2012
Total shares in treasury at beginning of year	3,915,144
Total cost	57
Shares acquired under repurchase program	1,843,694
Average price in $ per share	21.70
Amount paid	40
Shares delivered	3,032,838
Average price in $ per share	12.97
Amount received	15
Total shares in treasury at end of year	2,726,000
Total cost	58

12 Related-party Transactions

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

The following table presents the amounts related to revenue and expenses incurred in transactions with these related parties:

	2012	2011	2010
Revenue	33	133	292
Purchase of goods and services	204	137	139

The following table presents the amounts related to accounts receivable and payable balances with these related parties:

	2012	2011
Receivables (net)	—	20
Payables	30	38

On September 7, 2010, Philips Pension Trustees Limited purchased Philips’ 42,715,650 shares of common stock in the Company (“Transfer Shares”) in a private transaction. In a subsequent private transaction, on October 29, 2010, PPTL Investment LP purchased the Transfer Shares from Philips Pension Trustees Limited by way of a transfer agreement, to which also Philips is a party (“Amended Transfer

Agreement”). PPTL Investment LP acquired the Transfer Shares for the purpose of owning and managing such assets as may be contributed to Philips Pension Trustees Limited. In the period running from the aforementioned acquisition to December 31, 2012, PPTL Investment LP disposed of 22,141,217 shares of common stock in 6 separate transactions.

13 Share-based Compensation

We record share-based compensation arrangements in accordance with ASC 718 “Compensation-Stock Compensation”. All share-based payments, including grants of stock options, performance share units, restricted share units and equity rights are recognized in our Consolidated Financial Statements based upon their respective grant date fair value.

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

Share-based compensation expense is included in the following line items in our statement of operations:

	2012	2011	2010
Cost of revenue	2	1	1
Research and development	5	2	—
Selling, general and administrative	45	28	11

	52	31	12

Post-IPO Plan

Under the Post-IPO plan performance shares, stock options and restricted shares were granted to eligible employees. The options have a strike price equal to the closing share price on the grant date. The fair value of the options has been calculated with the Black-Scholes-Merton formula, using the following assumptions:

•

an expected life of 6.25 years, calculated in accordance with the guidance provided in SEC Staff bulletin No. 110 for plain vanilla options using the simplified method, since our equity shares have been publicly traded for only a limited period of time and we do not have sufficient historical exercise data;

•	a risk-free interest rate varying from 0.8% to 1.3% (2011 grant 1.2% to 2.78%; 2010: 1.67%);

•	no expected dividend payments; and

•	a volatility of 45% based on the volatility of a set of peer companies. Peer company data has been used given the short period of time our shares have been publicly traded.

Changes in the assumptions can materially affect the fair value estimate.

Stock options vest ratably on a yearly basis over 4 years from the date of grant. Performance share units and restricted share units vest, subject to relevant performance criteria being met, ratably on a yearly basis over 3 years from the date of grant.

A charge of $44 million was recorded in 2012 for Post-IPO Plans (2011: $17 million; 2010: $2 million).

A summary of the status of NXP’s Post-IPO stock options and share rights and changes during 2012 and 2011 is presented below.

Stock options

	2012		2011
	Stock options	Weighted average exercise price in USD	Stock options	Weighted average exercise price in USD
Outstanding at January 1	7,366,908	15.49	3,749,932	13.27
Granted	4,972,081	23.36	4,045,537	17.35
Exercised	(637,858)	14.14	(71,542)	13.27
Forfeited	(791,017)	15.94	(357,019)	13.65

Outstanding at December 31	10,910,114	19.12	7,366,908	15.49
Exercisable at December 31	1,819,243	15.05	853,732	13.27

The weighted average per share grant date fair value of stock options granted in 2012 was $10.44 (2011: $7.81; 2010: $6.04).

The intrinsic value of the exercised options was $7 million (2011: $0.3 million), whereas the amount received by NXP was $9 million (2011: $1 million).

The number of vested stock options at December 31, 2012 is 1,819,243 (2011: 853,732).

At December 31, 2012, there was a total of $64 million of unrecognized compensation cost related to non-vested stock options. This cost is expected to be recognized over a weighted-average period of 3.3 years (2011: 3.5 years).

The outstanding options issued under the Post-IPO Plans are categorized by exercise price as follows:

USD-denominated

Year granted	Exercise price	Shares	Intrinsic value in millions	Weighted average remaining contractual term
2012	23.49	4,047,450	11	9.8
2012	22.62	197,550	1	9.6
2012	26.32	158,930	—	9.3
2012	21.63	493,865	2	9.1
2011	25.01	86,492	—	8.1
2011	31.81	61,040	—	8.3
2011	19.78	82,365	1	8.6
2011	16.84	3,298,913	31	8.8
2010	13.27	2,483,509	32	7.8

The aggregate intrinsic value in the tables and text above represents the total pretax intrinsic value (the difference between the Company’s closing stock price on the last trading day of 2012 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders if the options had been exercised on December 31, 2012.

Performance share units

	2012		2011
	Shares	Weighted average grant date fair value in USD	Shares	Weighted average grant date fair value in USD
Outstanding at January 1	1,487,149	16.00	846,819	13.27
Granted	1,171,600	23.35	987,225	17.38
Vested	(30,311)	22.66	(249,962)	13.27
Forfeited	(219,964)	15.28	(96,933)	13.27

Outstanding at December 31	2,408,474	19.55	1,487,149	16.00

The weighted average grant date fair value of performance share units granted in 2012 was $23.35 (2011: $17.38; 2010: $13.27). The number of vested performance share units at December 31, 2012 is 280,273 (2011: 249,962). The fair value of the performance share units at the time of vesting was $1 million (2011: $4 million).

At December 31, 2012, there was a total of $29 million (2011: $19 million) of unrecognized compensation cost related to non-vested performance share units. This cost is expected to be recognized over a weighted-average period of 1.9 years (2011: 2.5 years).

Restricted share units

	2012		2011
	Shares	Weighted average grant date fair value in USD	Shares	Weighted average grant date fair value in USD
Outstanding at January 1	2,360,806	16.08	1,283,295	13.27
Granted	2,021,918	23.31	1,571,236	17.52
Vested	(849,289)	15.72	(400,835)	13.27
Forfeited	(233,312)	16.74	(92,890)	13.81

Outstanding at December 31	3,300,123	20.56	2,360,806	16.08

The weighted average grant date fair value of restricted share units granted in 2012 was $23.31 (2011: $17.52; 2010: $13.27). The number of vested restricted share units at December 31, 2012 is 1,250,124 (2011: 400,835). The fair value of the restricted share units at the time of vesting was $21 million (2011: $7 million; 2010: $0 million).

At December 31, 2012, there was a total of $54 million (2011: $31 million) of unrecognized compensation cost related to non-vested restricted share units. This cost is expected to be recognized over a weighted-average period of 2.4 years (2011: 2.5 years).

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

Since none of our stock options, equity rights or shares of common stock were traded on any stock exchange until August 2010, and exercise is dependent upon certain conditions, employees can receive no value nor derive any benefit from holding these options or rights without the fulfillment of the conditions for exercise. We have concluded that the fair value of the share-based payments could best be estimated by the use of a binomial option-pricing model because such model takes into account the various conditions and subjective assumptions that determine the estimated value. In addition to the estimated value of the Company based on projected cash flows, the assumptions used until 2010 were:

•

Expected life of the options and equity rights is calculated as the difference between the grant dates and an exercise triggering event not before the end of 2012. For the options granted under the Pre-IPO Plans, expected lives varying from 4.25 to 3 years have been assumed;

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

In May 2009, we executed a stock option exchange program for stock options previously granted which were deeply out of the money. Under this stock option exchange program, stock options with new exercise prices, different volumes and, in certain cases, revised vesting schedules, were granted to eligible individuals, in exchange for their owned stock options. By accepting the new stock options, all stock options (vested and unvested) owned by the eligible individuals were cancelled. The number of employees eligible for and affected by the stock option exchange program was approximately 120. Since May 2009, stock options have been granted to eligible individuals under the revised stock options program. The exercise prices of these stock options range from €2.00 to €40.00. No modifications occurred with respect to the equity rights of the non-executive employees.

After the Company’s initial public offering, it amended the terms of its Pre-IPO plan for those participants who voluntarily exchanged the right to accelerated vesting of their Pre-IPO options upon an exit event for a five year exercise period commencing upon the date of an exit event. This modification resulted in an additional cost of $4 million.

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

A charge of $8 million was recorded in 2012 (2011: $14 million, 2010: $10 million) for Pre-IPO Plans, of which $8 million related to incremental compensation costs for the modified stock option scheme (2011: $6 million; 2010: $6 million) and including the $4 million modification described above.

The requisite service period for stock options is 4 years.

The following table summarizes the information about NXP’s outstanding Pre-IPO stock options and changes during 2012 and 2011.

Stock options

	2012		2011
	Stock options	Weighted average exercise price in EUR	Stock options	Weighted average exercise price in EUR
Outstanding at January 1	16,128,196	24.46	18,050,123	23.30
Granted	—	—	—	—
Exercised	(544,462)	7.65	(1,051,993)	6.61
Forfeited	(469,518)	21.86	(869,934)	22.08

Outstanding at December 31	15,114,216	25.14	16,128,196	24.46
Exercisable at December 31	2,372,254	11.96	2,875,053	12.46

The exercise prices range from €2.00 to €50.00

The intrinsic value of exercised options was $8 million (2011: $19 million), whereas the amount received by NXP was $6 million (2011: $9 million).

The number of vested options at December 31, 2012 was 13,603,205 (2011: 12,194,166 vested options) with a weighted average exercise price of €22.96 (2011: €25.78 weighted average exercise price).

Upon completion of the secondary offering on April 5, 2011, in total up to 22% of the options under the Pre-IPO Plans became exercisable, subject to the applicable laws and regulations.

Upon completion of the secondary offering on February 7, 2013, in total up to 38% of the options under the Pre-IPO Plans became exercisable, subject to applicable laws and regulations. If the secondary offering had occurred before end of 2012, then the exercisable number of options would have been 5,173,338 with a weighted average exercise price of €14.65.

Weighted average fair value in EUR
Weighted average grant-date fair value in euros of options granted during:
2010	1.20
2009	1.80

None of the options will expire as a result of exceeding the maximum contractual term because such maximum term is not applicable.

The outstanding options issued under the Pre-IPO plans are categorized by exercise prices as follows:

Euro-denominated

exercise price	Shares	Intrinsic value in millions
2.00 – 9.50	1,260,268	29
15.00	4,957,155	32
20.00	1,479,889	—
30.00	3,083,343	—
40.00	3,612,921	—
50.00	720,640	—

	15,114,216	61

The aggregate intrinsic value in the tables and text above represents the total pretax intrinsic value (the difference between the Company’s closing stock price on the last trading day of 2012 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders if the options had been exercised on December 31, 2012.

At December 31, 2012, there was a total of $1 million of unrecognized compensation cost related to non-vested stock options. This cost is expected to be recognized over a weighted-average period of 1 year.

A summary of the status of NXP’s Pre-IPO equity rights and changes during 2012 and 2011 is presented below. All equity rights have an exercise price of nil.

Equity rights

	2012		2011
	Shares	Weighted average grant date fair value in EUR	Shares	Weighted average grant date fair value in EUR
Outstanding at January 1	444,395	9.34	472,742	9.13
Granted	—	—	—	—
Released	(381,630)	9.10	—	—
Forfeited	—	—	(28,347)	5.80

Outstanding at December 31	62,765	10.80	444,395	9.34
Exercisable at December 31	—	—	—	—

In 2012 and 2011 there were no new equity rights issued. The number of vested equity rights at December 31, 2012 was 62,765 (December 31, 2011: 444,395).

At December 31, 2012, no amount of unrecognized compensation cost related to non-vested equity rights remains.

As resolved by the Board of Directors of the Company, the Equity Rights of participants still employed by the Company were automatically exercised on April 27, 2012. As a consequence, 381,630 NXP shares were delivered to these participants. The remaining equity rights outstanding as of December 31, 2012 relate to vested rights of former employees subject to the original terms and conditions of the Pre-IPO plan and are only exercisable upon a sale of shares by the Private Equity Consortium or upon a change of control (in particular, the Private Equity Consortium no longer jointly holding at least 30% of our common stock). The accelerated exercise of the equity rights was not foreseen in the terms and conditions of the Pre-IPO plan and was accounted for as a modification resulting in an additional cost of $1.0 million.

14 Restructuring Charges

The provision for restructuring relates to the estimated costs of initiated restructurings that have been approved by Management. When such plans require discontinuance and/or closure of lines of activities, the anticipated costs of closure or discontinuance are recorded at fair value when the liability has been incurred. The Company determines the fair value based on discounted projected cash flows in the absence of other observable inputs such as quoted prices. The restructuring liability includes the estimated cost of termination benefits provided to former or inactive employees after employment but before retirement, costs to terminate leases and other contracts, and selling costs associated with assets held for sale and other costs related to the closure of facilities. One-time employee termination benefits are recognized ratably over the future service period when those employees are required to render services to the Company, if that period exceeds 60 days or a longer legal notification period. However, generally, employee termination benefit are covered by a contract or an ongoing benefit arrangement and are recognized when it is probable that the employees will be entitled to the benefits and the amounts can be reasonably estimated. At each reporting date, we evaluate our restructuring liabilities, which consist primarily of severance and benefits, to ensure that our accruals are still appropriate.

The most significant projects for restructuring in 2012

In 2012 we announced a cost savings and restructuring initiative, designed to improve operational efficiency and to competitively position the Company for sustainable growth. We recorded a restructuring charge of $90 million in 2012 associated with this initiative classified within the statement of operations under cost of goods sold of $17 million, mainly relating to the consolidation of MOS technologies from our German fabrication facility in Hamburg to the Company’s 8-inch Dutch facility in Nijmegen, and selling, general and administrative of $52 million and research and development of $21 million, to consolidate resources. This charge primarily relates to a worldwide workforce reduction of approximately 650 employees, with the majority of the headcount reductions in Europe and the U.S. The restructuring liabilities of $90 million recognized for this initiative are reflected within current liabilities ($64 million) and non-current liabilities ($26 million) as of December 31, 2012 and primarily relate to severance and employee benefit related costs. The OPEX Reduction Program is expected to be completed mid 2015.

The most significant projects for restructuring in 2011

In 2011 NXP undertook restructuring actions which include:

•	the future closure of ICN 4 wafer fabrication facilities in Nijmegen, the Netherlands.

•	actions to lower headcount, primarily in locations within Europe.

The ICN 6 wafer fabrication facility in Nijmegen is expected to be closed in 2013.

The most significant projects for restructuring in 2010

There were no new restructuring projects in 2010. In 2010 the restructuring charges mainly related to the divestment of a major portion of our former Home business.

The following table presents the changes in the position of restructuring liabilities in 2012 by segment:

	Balance January 1, 2012	Additions	Utilized	Released	Other changes(1)	Balance December 31, 2012
HPMS	59	27	(4)	(2)	—	80
SP	4	17	(3)	(1)	1	18
Manufacturing Operations	20	4	(6)	—	(9)	9
Corporate and Other	16	55	(16)	(1)	9	63

	99	103	(29)	(4)	1	170

(1)	Other changes primarily related to translation differences and internal transfers

The total restructuring liability as of December 31, 2012 of $170 million is classified in the balance sheet under current liabilities ($138 million) and non-current liabilities ($32 million).

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

The total restructuring liability as of December 31, 2011 of $99 million is classified in the balance sheet under current liabilities ($47 million) and non-current liabilities ($52 million).

Releases of restructuring liabilities of $4 million were recorded in 2012 (2011: $8 million; 2010: $40 million), primarily attributable to lower severance payments due to attrition and employees that were transferred to other positions in NXP, who were originally expected to be laid off.

The utilization of the restructuring liabilities mainly reflects the execution of ongoing restructuring programs the Company initiated in earlier years.

The components of restructuring charges less releases recorded in the liabilities in 2012, 2011 and 2010 are as follows:

	2012	2011	2010
Personnel lay-off costs	101	66	5
Impairment of assets	—	—	2
Lease and Contract Terminations	2	—	—
Release of provisions/accruals	(4)	(8)	(40)

Net restructuring charges	99	58	(33)

The following table summarizes the significant activity within, and components of, the Company’s restructuring obligations:

	Personnel lay-off costs	Lease and Contract Terminations	Total
Balance at December 31, 2010	87	10	97
Expense	58	—	58
Utilized 1)	(45)	(9)	(54)
Other changes 2)	(2)	—	(2)

Balance at December 31, 2011	98	1	99
Expense	97	2	99
Utilized 1)	(29)	—	(29)
Other changes 2)	1		1

Balance at December 31, 2012	167	3	170

1)	Represents cash payments.
2)	Other changes primarily related to translation differences.

The restructuring charges less releases recorded in operating income are included in the following line items in the statement of operations:

	2012	2011	2010
Cost of revenue	18	24	(14)
Selling, general and administrative	59	15	(10)
Research & development	22	19	(9)

Net restructuring charges	99	58	(33)

In addition, restructuring related costs (excluding product transfers) of $12 million were directly charged to operating income in 2012 (2011: $32 million; 2010: $53 million), and included in the following line items:

	2012	2011	2010
Cost of revenue	5	13	26
Selling, general and administrative	8	16	30
Research & development	—	3	2
Other income and expenses	(1)	—	(5)

	12	32	53

The details by segment were as follows:

	2012	2011	2010
HPMS	(1)	2	—
SP	3	2	4
Manufacturing Operations	3	4	23
Corporate and Other	7	24	27
Divested Home activities	—	—	(1)

	12	32	53

In total, restructuring charges less releases and restructuring related costs charged to operating income for 2012 amounted to $111 million (2011: $90 million; 2010: $20 million).

15 Provision for Income Taxes

In 2012, NXP generated a loss before income taxes of $25 million (2011: $100 million income; 2010: $355 million loss). The components of income (loss) before income taxes are as follows:

	2012	2011	2010
Netherlands	(93)	(27)	(490)
Foreign	68	127	135

	(25)	100	(355)

The components of the provision for income taxes are as follows:

	2012	2011	2010
Current taxes:
Netherlands	(1)	(3)	(12)
Foreign	(20)	(29)	(40)

	(21)	(32)	(52)
Deferred taxes:
Netherlands	5	(10)	3
Foreign	15	21	25

	20	11	28

Total provision for income taxes	(1)	(21)	(24)

A reconciliation of the statutory income tax rate in the Netherlands as a percentage of income (loss) before income taxes and the effective income tax rate is as follows:

(in percentages)	2012	2011	2010
Statutory income tax in the Netherlands	25.0	25.0	25.5
Increase (reduction) in rate resulting from:
Rate differential local statutory rates versus statutory rate of the Netherlands	64.0	(15.7)	1.6
Net change in valuation allowance	(178.0)	12.7	(16.7)
Prior year adjustments	5.2	(2.0)	(1.6)
Non-taxable income	41.6	(10.8)	0.7
Non-tax-deductible expenses/losses	(69.6)	19.6	(12.3)
Other taxes and tax rate changes	18.2	(1.0)	0.1
Withholding taxes	(7.6)	6.9	(4.1)
Unrecognized tax benefits	(24.8)	(1.0)	(2.5)
Tax incentives	122.0	(12.7)	2.5

Effective tax rate	(4.0)%	21.0%	(6.8)%

The Company benefits from income tax holiday incentives in certain jurisdictions which provide that we pay reduced income taxes in those jurisdictions for a fixed period of time that varies depending on the jurisdiction. The income tax holiday of one of our subsidiaries is expected to expire at the end of 2021. The related tax benefit of 89% is recorded above within tax incentives.

The Company has considered all items of income (including items recorded in other comprehensive income) in determining the amount of tax benefit that should be allocated to a loss from continuing operations. As a result, we recorded $8 million non-cash tax benefit on a loss from continuing operations arising in one of our jurisdictions for the year ended December 31, 2012 which was exactly offset by $8 million income tax expense in other comprehensive income. Because the income tax expense on other comprehensive income is equal to the income tax benefit from continuing operations, our net deferred tax positions at December 31, 2012 were not impacted by this tax allocation.

Deferred tax assets and liabilities

The principal components of deferred tax assets and liabilities are presented below:

	2012		2011
	Assets	Liabilities	Assets	Liabilities
Intangible assets	13	(200)	22	(245)
Property, plant and equipment	20	(33)	25	(28)
Inventories	2	—	1	—
Receivables	1	—	—	(13)
Other assets	3	(5)	—	(4)
Liabilities:
Pensions	42	(1)	27	(2)
Restructuring	46	—	23	—
Other	21	—	27	(1)
Long-term debt	1	(7)	—	(22)
Undistributed earnings of foreign subsidiaries	—	(27)	—	(27)
Tax loss carryforwards (including tax credit carryforwards)	659	—	694	—

Total gross deferred tax assets (liabilities)	808	(273)	819	(342)

Net deferred tax position	535		477
Valuation allowances	(589)		(545)

Net deferred tax assets (liabilities)	(54)		(68)

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

The valuation allowance increased by $44 million during 2012 (2011: $63 million increase).

When the Company’s operating performance improves on a sustained basis, our conclusion regarding the need for such valuation allowance could change.

Subsequently recognized tax benefits related to the valuation allowance for deferred tax assets as of December 31, 2012, will be allocated as follows: $582 million of income tax benefit that would be reported in the consolidated statement of comprehensive income, $7 million to additional paid-in capital.

After the recognition of the valuation allowance against deferred tax assets, a net deferred tax liability remains of $54 million at December 31, 2012 (2011: $68 million). This net deferred tax liability relates to certain taxable temporary differences reversing outside the tax loss carryforward periods, deferred tax liabilities recorded for profitable entities and deferred tax liabilities for withholding taxes on undistributed earnings of foreign subsidiaries.

At December 31, 2012 tax loss carryforwards of $2,515 million will expire as follows:

	Balance December 31, 2012	Scheduled expiration
		2013	2014	2015	2016	2017	2018-2022	later	unlimited
Tax loss carryforwards	2,515	1	5	191	748	525	159	156	730

The Company also has tax credit carryforwards of $92 million, which are available to offset future tax, if any, and which will expire as follows:

	Balance December 31, 2012	Scheduled expiration
		2013	2014	2015	2016	2017	2018-2022	later	unlimited
Tax credit carryforwards	92	—	—	—	—	—	—	10	82

The classification of the deferred tax assets and liabilities in the Company’s consolidated balance sheets is as follows:

	2012	2011
Deferred tax assets within current assets	12	5
Deferred tax assets within other non-current assets	22	19
Deferred tax liabilities within accrued liabilities	(4)	(1)
Deferred tax liabilities within other non-current liabilities	(84)	(91)

	(54)	(68)

The net income tax payable (excluding the liability for unrecognized tax benefits) as of December 31, 2012 amounted to $26 million (2011: $33 million payable) and includes amounts directly payable to or receivable from tax authorities.

As from 2009 the Company intends to repatriate the undistributed earnings of subsidiaries. Consequently, the Company has recognized a deferred income tax liability of $27 million at December 31, 2012 (2011: $27 million) for the additional withholding taxes payable upon the future remittances of these earnings of foreign subsidiaries.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2012	2011	2010
Balance as of January 1,	169	195	52
Increases from tax positions taken during prior periods	16	—	10
Decreases from tax positions taken during prior periods	(25)	(12)	(7)
Increases from tax positions taken during current period	2	10	140
Decreases relating to settlements with the tax authorities	(23)	(24)	—

Balance as of December 31,	139	169	195

Of the total unrecognized tax benefits at December 31, 2012, $15 million, if recognized, would impact the effective tax rate. All other unrecognized tax benefits, if recognized, would not affect the effective tax rate as these would be offset by compensating adjustments in the Company’s deferred tax assets that would be subject to valuation allowance based on conditions existing at the reporting date.

The Company classifies interest related to unrecognized tax benefits as financial expense and penalties as income tax expense. The total related interest and penalties recorded during the year 2012 amounted to $(5) million (2011: $3 million; 2010: $5 million).

As of December 31, 2012 the Company has recognized a liability for related interest and penalties of $3 million (2011: $8 million; 2010: $11 million). It is reasonably possible that the total amount of unrecognized tax benefits may significantly increase/decrease within the next 12 months of the reporting date due to, for example, completion of tax examinations; however, an estimate of the range of reasonably possible change cannot be made.

Tax years that remain subject to examination by major tax jurisdictions (mainly related to the Netherlands, Germany, USA, China, Taiwan, Thailand and the Philippines) are 2007, 2008, 2009, 2010, 2011 and 2012.

16 Acquisitions and Divestments

2012

In April 2012, the Company acquired Catena, an electronic design and IP company. The purchase price consideration of $20 million, including the issuance of 599,000 treasury shares with a fair value of $14 million was allocated to goodwill of $11 million, other intangible assets with an amortization period of five years of $9 million, assets acquired of $7 million and liabilities assumed of $7 million. The goodwill is not deductible for income tax purposes.

The results of Catena are consolidated in the Automotive operating segment that is part of the reportable segment HPMS.

On July 19, 2012, we sold the High Speed Data Converter business (a product line of the High Performance Mixed Signal segment) to Integrated Device Technology (IDT). The positive deal result of $19 million, as included in other income (expense), is calculated as the excess of the selling price of $31 million over the carrying value of the business transferred less any transaction-related direct costs.

2011

On July 4, 2011, we sold our Sound Solutions business to Knowles Electronics, LLC, an affiliate of Dover Corporation for $855 million in cash. See Note 17 “Discontinued Operations” for additional information.

2010

On December 14, 2010, we sold our joint venture (55% shareholding) NuTune, formed in June 2008 with Technicolor, to combine NXP’s and Technicolor’s can tuner module operations, to affiliates of AIAC (American Industrial Acquisition Corporation). As a consequence, these divested operations (formerly included in Corporate and Other) were deconsolidated in our consolidated balance sheet as at December 31, 2010. The results of the divested business until the date of transaction, December 14, 2010, are included in our 2010 consolidated statements of operations and cash flows under Corporate and Other.

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

This transaction consisted of the sale of our television systems and set-top-box business lines, together with an additional net payment of $54 million (of which $7 million was paid subsequent to the closing date) to Trident, for a 60% shareholding in Trident valued at $177 million, based on the quoted market price at the transaction date and included in our balance sheet as “Investments in equity accounted investees”. The transaction resulted in a net loss of $26 million and is reported under other income (expense) in 2010.

On January 4, 2012, Trident filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code and was subsequently delisted from the NASDAQ. An initial distribution to shareholders took place on December 21, 2012. In view of the aforementioned distribution, NXP B.V. returned its shares in Trident. See Note 18 “Investments in Equity Accounted Investees” for an additional discussion of Trident.

17 Discontinued Operations

On July 4, 2011, we sold our Sound Solutions business (formerly included in our Standard Products segment) to Knowles Electronics, LLC (“Knowles Electronics”), an affiliate of Dover Corporation for $855 million in cash. The transaction resulted in a gain of $414 million, net of post-closing settlements, transaction-related costs, including working capital settlements, cash divested and taxes, which is included in income from discontinued operations. In relation to the other costs of this disposal, liabilities were included in the accrued liabilities and provisions for continuing operations. Cash payments of $45 million made in 2012 related to these liabilities are reported as cash flows from discontinued operations. The Consolidated Financial Statements have been reclassified for all periods presented to reflect the Sound Solutions business as a discontinued operation.

The following table summarizes the results of the Sound Solutions business included in the consolidated statements of income as discontinued operations for 2012, 2011 and 2010:

	2012	2011	2010
Revenue	—	140	354
Costs and expenses	—	(116)	(283)

Income attributable to discontinued operations	—	24	71
Provision for income taxes	—	(4)	(12)

Income attributable to discontinued operations, net of taxes, before disposal	—	20	59
Gain on disposal of discontinued operations (net of taxes)	1	414	—

Income from discontinued operations after disposal	1	434	59

18 Investments in Equity-accounted Investees

Results relating to equity-accounted investees

	2012	2011	2010
Company’s share in income (loss)	7	(77)	(86)
Other results	(34)	—	—

	(27)	(77)	(86)

Company’s share in income (loss)

	2012	2011	2010
Trident	—	(82)	(94)
ASMC	3	3	4
ASEN	4	2	4
Others	—	—	—

	7	(77)	(86)

Other results

Other results in 2012 include a loss of $46 million related to extra provisions for litigations, claims and proceedings and a gain of $12 million related to a partial recovery of our equity investment in Trident.

Investments in equity-accounted investees

The changes in 2012 are as follows:

Investments
Balance as of January 1	37
Changes:
Acquisitions/additions	—
Deductions	—
Share in income (loss)	7
Translation and exchange rate differences	1

Balance as of December 31	45

The total carrying value of investments in equity-accounted investees is summarized as follows:

	2012		2011
	Shareholding %	Amount	Shareholding %	Amount
ASMC	27	17	27	14
ASEN	40	28	40	23
Trident	—	—	57	—

		45		37

Investments in equity-accounted investees are included in Corporate and Other.

The fair value of NXP’s shareholding in the publicly listed company ASMC based on the quoted market price at December 31, 2012 is $18 million.

On January 4, 2012, Trident and one of its subsidiaries, Trident Microsystems (Far East) Ltd., filed voluntary petitions under Chapter 11 of the United States Bankruptcy code, in the U.S. Bankruptcy Court for the District of Delaware and was subsequently delisted from the NASDAQ. The U.S. Bankruptcy Court approved the plan of liquidation and entered an order confirming such plan on December 13, 2012. An initial distribution to shareholders took place on December 21, 2012. In view of the aforementioned distribution, NXP B.V. returned its shares in Trident.

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

Trident condensed consolidated financial information (unaudited)

Trident’s 2011 condensed consolidated statements of operations (unaudited) are presented below:

($ in thousands)	For the year ended December 31, 2011
Net revenues	298,349
Cost of revenues	(233,920)

Gross profit	64,429
Research and development expenses	(138,972)
Selling, general and administrative expenses	(65,263)
Goodwill impairment	—
Restructuring charges	(10,042)

Operating loss	(149,848)
Gain (loss) on investment	2,098
Gain on acquisition	—
Interest and other income (expense), net	5,089

Loss before income taxes	(142,661)
Provision for income taxes	(7,689)

Net loss	(150,350)

Trident’s 2011 condensed consolidated balance sheets (unaudited) are presented below:

($ in thousands)	December 31, 2011
Cash and cash equivalents	54,208
Accounts receivable, net	25,998
Accounts receivable from related parties	2,713
Inventories	12,783
Note receivable from related party	20,884
Prepaid expenses and other current assets	11,005

Total current assets	127,591
Property and equipment, net	9,236
Intangible assets, net	43,913
Long-term receivable from related party	—
Other assets	21,148

Total assets	201,888
Accounts payable	13,152
Accounts payable to related parties	23,395
Accrued expenses and other current liabilities	49,857
Income taxes payable	3,085

Total current liabilities	89,489
Long-term income taxes payable	23,471
Deferred income tax liabilities	301
Other long-term liabilities	7,878

Total liabilities	121,139
Common stock	183
Additional paid-in capital	441,614
Accumulated deficit	(361,048)

Total stockholders’ equity	80,749

Total liabilities and stockholders’ equity	(201,888)

The unaudited condensed consolidated financial information of Trident included in the tables above is extracted from Trident’s Form 8-K, which information was furnished to the SEC on March 8, 2012. More recent audited Consolidated Financial Statements of Trident were not made available.

For other information related to equity-accounted investees, see Note 12, “Related Party Transactions”.

19 Segments and Geographical Information

NXP is organized into three reportable segments including two market-oriented business segments, High Performance Mixed Signal (“HPMS”) and Standard Products (“SP”) and one other reportable segment, Manufacturing Operations. Corporate and Other represents the remaining portion to reconcile to the Consolidated Financial Statements along with the Divested Home activities, which were divested in 2010.

Our Chief Executive Officer, who is our Chief Operating Decision Maker, or CODM, regularly reviews financial information at the reporting segment level in order to make decisions about resources to be allocated to the segments and to assess their performance. Segment results that are reported to the CODM include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets, head office expenses and deferred income tax assets and liabilities.

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

Our manufacturing operations are conducted through a combination of wholly owned manufacturing facilities, manufacturing facilities operated jointly with other semiconductor companies and third-party foundries and assembly and test subcontractors, which together form our Manufacturing Operations segment. While the main function of our Manufacturing Operations segment is to supply products to our HPMS and SP segments, revenue and costs in this segment are to a large extent derived from revenue of wafer foundry and packaging services to our divested businesses in order to support their separation and, on a limited basis, their ongoing operations. As these divested businesses develop or acquire their own foundry and packaging capabilities, our revenue from these sources is declining.

Corporate and Other includes unallocated research expenses not related to any specific business segment, corporate restructuring charges and other expenses, as well as operations not included in our two business segments, such as manufacturing, marketing and selling of can tuners through our joint venture NuTune Singapore Pte. Ltd. (“NuTune”), which was sold on December 14, 2010, and software solutions for mobile phones “NXP Software” business. Revenue recorded in Corporate and Other is primarily generated by the NXP Software business.

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

Detailed information by segment for the years 2012, 2011 and 2010 is presented in the following tables.

Segments	Revenue	Research and development	Operating income (loss)	Operating income (loss) as a % of revenue	Results relating to equity-accounted investees
2012
HPMS	3,282	539	527	16.1	—
SP	832	43	37	4.4	—
Manufacturing Operations	211	1	(36)	(17.1)	—
Corporate and Other (1)	33	45	(116)	N.M.	(27)

	4,358	628	412	9.5	(27)
2011
HPMS	2,906	554	339	11.7	—
SP	925	37	141	15.2	—
Manufacturing Operations	316	—	(60)	(19.0)	—
Corporate and Other (1)	47	44	(63)	N.M.	(77)

	4,194	635	357	8.5	(77)
2010
HPMS	2,846	454	387	13.6	—
SP	848	32	91	10.7	—
Manufacturing Operations	525	18	(57)	(10.9)	—
Corporate and Other (1)	136	48	(117)	N.M.	(86)
Divested Home activities	47	16	(31)	(66.0)	—

	4,402	568	273	6.2	(86)

(1)	Corporate and Other is not a segment under ASC 280 “Segment Reporting”.

N.M. Not meaningful

Certain assets of the Company have been used jointly or managed at Corporate level. Arithmetical allocation of these assets to the various businesses is not deemed to be meaningful and as such total assets by segment has been omitted. Instead, inventories by segment are included.

Segments	Inventories	Long-lived assets 1)	Total liabilities excl. debt	Gross capital expenditures property, plant and equipment	Depreciation property, plant and equipment (2)
2012
HPMS	388	2,248	300	12	12
SP	182	706	102	11	26
Manufacturing Operations	145	1,041	666	200	163
Corporate and Other (3)	—	317	595	28	46

	715	4,312	1,663	251	247
2011
HPMS	340	2,390	258	14	13
SP	161	760	152	17	41
Manufacturing Operations	117	1,014	489	162	179
Corporate and Other (3)	—	301	557	28	57

	618	4,465	1,456	221	290
2010
HPMS	240	2,670	313	15	13
SP	136	828	127	15	35
Manufacturing Operations	137	1,055	748	209	220
Corporate and Other (3)	—	396	599	19	91
Divested Home activities	—	—	—	—	—

	513	4,949	1,787	258	359
Discontinued operations			80

			1,867

(1)	Long-lived assets include property, plant and equipment, goodwill and identified intangible fixed assets.
(2)	Excluding additional write down of property classified as held for sale (2010: $30 million).
(3)	Corporate and Other is not a segment under ASC 280 “Segment Reporting”.

Goodwill assigned to segments	Cost at January 1, 2012	Acquisitions	Divestments	Translation differences and other changes	Cost at December 31, 2012
HPMS	1,785	11	(7)	32	1,821
SP	305	—	—	6	311
Manufacturing Operations	316	—		5	321
Corporate and Other (1)	48	—	(1)	2	49

	2,454	11	(8)	45	2,502

	Accumulated impairment at January 1, 2012	Divestments	Impairment	Translation differences and other changes	Accumulated impairment at December 31, 2012
HPMS	(175)	2	—	(3)	(176)
SP	—	—	—	—	—
Manufacturing Operations	—	—	—	—	—
Corporate and Other (1)	(48)	—	—	(1)	(49)

	(223)	2	—	(4)	(225)

(1)	Corporate and Other is not a segment under ASC 280 “Segment Reporting”.

Geographical Information

Main countries	Total revenue	Property, plant and equipment	Gross capital expenditures property, plant and equipment	Depreciation property, plant and equipment
2012
China	1,699	131	43	31
Netherlands	94	180	22	43
Taiwan	112	80	32	23
United States	303	8	2	3
Singapore	436	226	58	47
Germany	447	88	17	26
South Korea	238	—	—	—
Other countries	1,029	357	77	74

	4,358	1,070	251	247
2011
China	1,514	120	40	32
Netherlands	123	187	23	60
Taiwan	80	70	18	25
United States	329	9	2	3
Singapore	383	229	64	45
Germany	508	96	17	41
South Korea	216	—	—	—
Other countries	1,041	352	57	84

	4,194	1,063	221	290
2010
China	1,496	112	33	31
Netherlands	126	232	12	98
Taiwan	115	81	29	25
United States	337	34	4	6
Singapore	480	210	62	53
Germany	434	109	19	30
South Korea	202	—	—	—
Other countries	1,212	386	99	116

	4,402	1,164	258	359

Concentration of risk

A substantial portion of our revenue is derived from our top OEM customers, some of whom are supplied through distributors, in the automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing markets. No end customer accounted for greater than 10% of the Company‘s revenues for the years presented. However, sales to one of our distributors, WPG, in 2012, 2011 and 2010 represented 12%, 12% and 11%, respectively, of revenue.

Furthermore, the Company is using outside suppliers or foundries for a portion of its manufacturing capacity.

We have operations in Europe and Asia subject to collective bargaining agreements which could pose a risk to the Company in the near term but we do not expect that our operations will be disrupted if such is the case.

20 Subsequent Events

Management change

Effective January 7, 2013, Hans Rijns and Dave French became jointly responsible for research and development. Mr Rijns has been appointed chief technology officer and has combined that role with his current position of senior vice president and head of research. Mr French has been appointed executive vice president of research and development in combination with his role as general manager of High-Performance Mixed-Signal portable and computing.

Private offering of 5.75% senior notes due 2021 to institutional investors

On February 1, 2013, we announced the pricing of a private offering to institutional investors of $500 million aggregate principal amount of U.S. dollar-denominated 5.75% senior notes due 2021 by our wholly-owned subsidiaries NXP B.V. and NXP Funding LLC. This offering closed on February 14, 2013. We will use the net proceeds of this private offering to repay amounts outstanding under our Second 2017 Term Loan.

Secondary offering of common shares

On February 4, 2013, we announced a secondary offering of 30,000,000 shares of our common stock to be sold by certain of our principal stockholders, pursuant to our shelf registration statement on Form F-3, at a price to the public of $30.35 per share. The offering was settled and closed on February 7, 2013. Subsequent to the settlement and closing, the consortium of funds advised by KKR, Bain, Silver Lake, APAX and Alpinvest collectively beneficially owns 42% of our shares of common stock as of that date. NXP did not receive any proceeds from the sale of shares in the offering.