Form 20-F/A
period 2012-12-31
NXP Semiconductors N.V.
filed 2013-03-27
CIK 1413447

As filed with the Securities and Exchange Commission on March 27, 2013

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

Telephone: +31 40 2728686 / E-mail: jean.schreurs@nxp.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common shares - par value euro (EUR) 0.20 per share	The NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Common shares - par value EUR 0.20 per share

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

We are filing this Amendment No. 1 to our annual report on Form 20-F for the fiscal year ended December 31, 2012, which was originally filed with the Securities and Exchange Commission on March 1, 2013 (the “2011 Form 20-F”), for the sole purpose of adding Exhibit 101 to Item 19 “Exhibits” and furnishing the Interactive Data as Exhibit 101 in accordance with Rule 405 of Regulation S-T.

No other changes have been made to the 2012 Form 20-F. This Amendment No. 1 does not reflect events that have occurred after the filing date of March 1, 2013 of the 2012 Form 20-F, or modify or update the disclosures presented therein, except to reflect the amendment described above.

PART III

Item 19.	Exhibits.

Exhibit Number	Description of Document

101#	Financial information from the Registrant’s Annual Report on Form 20-F for the period ended December 31, 2012, filed with the SEC on March 1, 2013, formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated statements of operations for the years ended December 31, 2010, 2011 and 2012

(ii) Consolidated statements of comprehensive income for the years ended December 31, 2010, 2011 and 2012

(iii) Consolidated balance sheets as of December 31, 2011 and 2012

(iv) Consolidated statements of cash flows for the years ended December 31, 2010, 2011 and 2012

(v) Consolidated statements of changes in equity for the years ended December 31, 2010, 2011 and 2012

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

Date: March 27, 2013

4