Form 20-F
period 2013-12-31
NXP Semiconductors N.V.
filed 2014-02-28
CIK 1413447

As filed with the Securities and Exchange Commission on February 28, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Class	Outstanding at December 31, 2013
Ordinary shares, par value EUR 0.20 per share	251,751,500 shares

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

A glossary of abbreviations and technical terms used in this Annual Report is set forth on page 96.

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

	As of and for the years ended December 31,
($ in millions unless otherwise stated)	2013	2012	2011	2010	2009(1)
Consolidated Statements of Operations:
Revenue	4,815	4,358	4,194	4,402	3,519
Operating income (loss)	651	412	357	273	(931)
Financial income (expense)-net	(274)	(437)	(257)	(628)	682
Income (loss) from continuing operations attributable to stockholders	348	(116)	(44)	(515)	(199)
Income (loss) from discontinued operations attributable to stockholders	—	1	434	59	32
Net income (loss) attributable to stockholders	348	(115)	390	(456)	(167)

Per share data(2)(3):
Basic earnings per common share attributable to stockholders in $
- Income (loss) from continuing operations	1.40	(0.46)	(0.17)	(2.25)	(0.93)
- Income (loss) from discontinued operations	—	—	1.74	0.26	0.15
- Net income (loss)	1.40	(0.46)	1.57	(1.99)	(0.78)
Diluted earnings per common share attributable to stockholders in $
- Income (loss) from continuing operations	1.36	(0.46)	(0.17)	(2.25)	(0.93)
- Income (loss) from discontinued operations	—	—	1.74	0.26	0.15
- Net income (loss)	1.36	(0.46)	1.57	(1.99)	(0.78)
Weighted average number of shares of common stock outstanding during the year (in thousands)
- Basic	248,526	248,064	248,812	229,280	215,252
- Diluted	255,050	248,064 (4)	248,812 (4)	229,280 (4)	215,252 (4)

Consolidated balance sheet data:
Cash and cash equivalents	670	617	743	898	1,026
Total assets	6,449	6,439	6,612	7,637	8,579
Net assets	1,546	1,284	1,357	1,219	1,041
Working capital(5)	939	765	969	811	870
Total debt(6)	3,321	3,492	3,799	4,551	5,283
Total stockholders’ equity	1,301	1,049	1,145	986	843
Common stock	51	51	51	51	42

Other operating data:
Capital expenditures	(215)	(251)	(221)	(258)	(92)
Depreciation and amortization(7)	514	533	591	684	887

Consolidated statements of cash flows data:
Net cash provided by (used for):
Operating activities	891	722	175	361	(701)
Investing activities	(240)	(243)	(202)	(269)	63
Financing activities	(598)	(574)	(926)	(157)	(109)
Net cash provided by (used for) continuing operations	53	(95)	(953)	(65)	(747)
Net cash provided by (used for) discontinued operations	—	(45)	809	(5)	—

(1)	The financial data for 2009 have been restated to reflect the effect of the sale of the Sound Solutions business in 2011 as discontinued operations.

(2)	On August 2, 2010, we amended our articles of association in order to effect a 1-for-20 reverse stock split, decreasing the number of shares of common stock outstanding from approximately 4.3 billion to approximately 215 million and increasing the par value of the shares of common stock from €0.01 to €0.20. In all periods presented, basic and diluted weighted average shares outstanding and earnings per share have been calculated to reflect the 1-for-20 reverse stock split.
(3)	The Company has not paid any dividends during the periods presented.
(4)	Due to our net losses from continuing operations attributable to stockholders in the periods from 2009 to 2012, all potentially dilutive securities have been excluded from the calculation of diluted earnings per common share because their effect would be anti-dilutive.
(5)	Working capital is calculated as current assets less current liabilities (excluding short-term debt).
(6)	As adjusted for our cash and cash equivalents our net debt was calculated as follows:

($ in millions)	2013	2012	2011	2010	2009
Long-term debt	3,281	3,185	3,747	4,128	4,673
Short-term debt	40	307	52	423	610

Total debt	3,321	3,492	3,799	4,551	5,283
Less: cash and cash equivalents	(670)	(617)	(743)	(898)	(1,026)

Net debt	2,651	2,875	3,056	3,653	4,257

Net debt is a non-GAAP financial measure. See “Use of Certain Non-GAAP Financial Measures” under Part I, 5A. Operating Results.

(7)	Depreciation and amortization includes the cumulative net effect of purchase price adjustments related to a number of acquisitions and divestments, including the purchase by a consortium of private equity investors of an 80.1% interest in our business, described elsewhere in this Annual Report as our “Formation.” The cumulative net effects of purchase price adjustments in depreciation and amortization aggregated to $246 million in 2013, $273 million in 2012, $301 million in 2011, $302 million in 2010 and $371 million in 2009. In 2013, depreciation and amortization included $9 million (2012: $2 million; 2011: $5 million) related to disposals that occurred in connection with our restructuring activities and $3 million (2012: $2 million; 2011: $1 million) relating to other incidental items. For a detailed list of the acquisitions and a discussion of the effect of acquisition accounting, see the “Effect of Acquisition Accounting” section in Part I, Item 5 A. Operating Results. Depreciation and amortization also includes impairments to goodwill and other intangibles, as well as write-offs in connection with acquired in-process research and development, if any.

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

The table below shows the average noon buying rates for U.S. dollars per euro for the five years ended December 31, 2013. The averages set forth in the table below have been computed using the noon buying rate on the last business day of each month during the periods indicated.

	Year ended December 31,
	2013	2012	2011	2010	2009
Average $ per €	1.3281	1.2859	1.3931	1.3261	1.3935

The following table shows the high and low noon buying rates for U.S. dollars per euro for each of the six months in the six-month period ended February 21, 2014:

Month	High	Low
	($ per €)
2013
August	1.3426	1.3196
September	1.3537	1.3120
October	1.3810	1.3490
November	1.3606	1.3357
December	1.3816	1.3552

2014
January	1.3682	1.3500

On February 21, 2014, the noon buying rate was $1.3722 per €1.00.

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

In 2008 and 2009, Europe, the United States and international markets experienced increased volatility and instability. Since the second half of 2011, this volatility and instability has resumed periodically because of the sovereign debt crisis in Europe and the debt-ceiling crisis in the United States and the related financial restructuring efforts, continued hostilities in the Middle East and tensions in North Africa and other world events. These, or other events, could further adversely affect the economies of the European Union, the United States and those of other countries and may exacerbate the cyclicality of our business. Among other factors, we face risks attendant to declines in general economic conditions, changes in demand for end-user products and changes in interest rates.

Despite indications of recovery and aggressive measures taken by governments and central banks, there is a significant risk that the global economy could fall into recession again. If economic conditions remain uncertain or deteriorate, our business, financial condition and results of operations could be materially adversely affected.

As a consequence of the significantly increased volatility and instability, it is difficult for us, our customers and suppliers to forecast demand trends. We may be unable to accurately predict the extent or duration of cycles or their effect on our financial condition or result of operations and can give no assurance as to the timing, extent or duration of the current or future business cycles. A recurrent decline in demand or the failure of demand to return to prior levels could place pressure on our results of operations. The timing and extent of any changes to currently prevailing market conditions is uncertain and supply and demand may be unbalanced at any time.

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

One of the results of the rapid innovation in the semiconductor industry is that pricing pressure, especially on products containing older technology, can be intense. Product life cycles are relatively short, and as a result, products tend to be replaced by more technologically advanced substitutes on a regular basis.

In turn, demand for older technology falls, causing the price at which such products can be sold to drop, in some cases precipitously. In order to continue profitably supplying these products, we must reduce our production costs in line with the lower revenue we can expect to generate per unit. Usually, this must be accomplished through improvements in process technology and production efficiencies. If we cannot advance our process technologies or improve our efficiencies to a degree sufficient to maintain required margins, we will no longer be able to make a profit from the sale of these products. Moreover, we may not be able to cease production of such products, either due to contractual obligations or for customer relationship reasons, and as a result may be required to bear a loss on such products. We cannot guarantee that competition in our core product markets will not lead to price erosion, lower revenue or lower margins in the future. Should reductions in our manufacturing costs fail to keep pace with reductions in market prices for the products we sell, this could have a material adverse effect on our business, financial condition and results of operations.

Our substantial amount of debt could adversely affect our financial condition, which could adversely affect our results of operations.

Our substantial indebtedness could have a material adverse effect on our business by: limiting our ability to borrow money for working capital, restructurings, capital expenditures, research and development, investments, acquisitions or other purposes, if needed, and increasing the cost of any of these borrowings; reducing the portion of our funds available for operations and future business opportunities; limiting our flexibility in responding to changing business and economic conditions, including increased competition and demand for new services; placing us at a disadvantage when compared to those of our competitors that have less debt, by making us more vulnerable to a downturn in our business, industry or the economy in general than our competitors who have less debt and making it more difficult for us to satisfy our payment obligations under our senior secured revolving credit facility that we entered into on April 27, 2012 (the “Secured Revolving Credit Facility”) under the secured term credit agreement that we entered into on March 4, 2011 (the “ 2017 Term Loan”) and the joinder and amendment to the secured term credit agreement that we entered into on December 10, 2012 (the “2020 Term Loan” and, together with the 2017 Term Loan, the “Term Loans”) or under the indentures (collectively, the “Indentures”) governing the terms of our U.S. dollar-denominated 5.75% senior notes due February 15, 2021 (the “2021 Unsecured Notes”), our U.S. dollar denominated 5.75% senior notes due March 15, 2023 (our “2023 Unsecured Notes”), our U.S. dollar-denominated 3.5% senior notes due September 15, 2016 (the “2016 Unsecured Notes”) and our U.S. dollar-denominated 3.75% senior notes due June 1, 2018 (our “2018 Unsecured Notes,”) and together with 2016 Unsecured Notes, the 2021 Unsecured Notes and the 2023 Unsecured Notes, the “Notes”). Despite our substantial indebtedness, we may still incur significantly more debt, which could further exacerbate the risks described above.

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

If we cannot make scheduled payments on our debt, we will be in default and, as a result:

•	holders of our debt securities could declare all outstanding principal and interest to be due and payable;

•	the lenders under our Secured Revolving Credit Facility could declare all outstanding principal and interest to be due and payable, terminate their commitments to lend us money and/or foreclose against the assets securing any outstanding borrowings; and

•	we could be forced into bankruptcy or liquidation.

Goodwill and other identifiable intangible assets represent a significant portion of our total assets, and we may never realize the full value of our intangible assets.

Goodwill and other identifiable intangible assets are recorded at fair value on the date of acquisition. We review our goodwill and other intangible assets balance for impairment upon any indication of a potential impairment, and in the case of goodwill, at a minimum of once a year. Impairment may result from, among other things, deterioration in performance, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of or affect the products and services we sell, challenges to the validity of certain registered intellectual property, reduced sales of certain products incorporating registered intellectual property and a variety of other factors. The amount of any quantified impairment must be expensed immediately as a charge to results of operations. Depending on future circumstances, it is possible that we may never realize the full value of our intangible assets. Any future determination of impairment of goodwill or other identifiable intangible assets could have a material adverse effect on our financial position, results of operations and stockholders’ equity.

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

The SEC has adopted disclosure requirements under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, regarding the source of certain conflict minerals for reporting companies for which such conflict minerals are necessary to the functionality or production of a product manufactured, or contracted to be manufactured which are mined from the Democratic Republic of Congo (“DRC”) and adjoining countries, including: Sudan, Uganda, Rwanda, Burundi, United Republic of Tanzania, Zambia, Angola and Central African Republic. These rules require reporting companies to file a Conflict Minerals Report as an exhibit to a Form SD report with the SEC. The Conflict Minerals Report is required to set out the due diligence efforts and procedures exercised on the source and chain of custody of such conflict minerals, in accordance with a nationally or internationally recognized due diligence framework, and a description of the company’s products containing such conflict minerals. Although we expect that we and our suppliers will be able to comply with the requirements of any rules promulgated by the SEC and file our first report by May 31, 2014, as required, we may not be able to gather all the information required. Furthermore, the implementation of these requirements could increase our legal compliance costs. It may also affect the sourcing and availability of minerals used in the manufacture of our products. As a result, there may only be a limited pool of certified suppliers who provide conflict free minerals, and we cannot assure you that we will be able to obtain products in sufficient quantities or at competitive prices. Also, since our supply chain is complex, we may face reputational challenges with our customers and other stakeholders if we are unable to sufficiently verify the origins of all minerals used in our products.

In addition, the business environment is also subject to many economic and political uncertainties, including the following international business risks:

•	negative economic developments in economies around the world and the instability of governments, such as the sovereign debt crisis in certain European countries;

•	social and political instability in a number of countries around the world, including continued hostilities and civil unrest in the Middle East. Although we have no direct investments in North Africa and the Middle East, the ongoing changes may have, for instance via our customers, the energy prices and the financial markets, a negative effect on our business, financial condition and operations;

•	potential terrorist attacks;

•	epidemics and pandemics, which may adversely affect our workforce, as well as our local suppliers and customers in particular in Asia;

•	adverse changes in governmental policies, especially those affecting trade and investment;

•	our customers or other groups of stakeholders might impose requirements that are more stringent than the laws in the countries in which we are active;

•	volatility in foreign currency exchange rates, in particular with respect to the U.S. dollar, and transfer restrictions, in particular in Greater China; and

•	threats that our operations or property could be subject to nationalization and expropriation.

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

We rely on the efficient and uninterrupted operation of complex information technology applications, systems and networks to operate our business. Any significant interruption in our business applications, systems or networks, including but not limited to new system implementations, computer viruses, cyber attacks, security breaches, facility issues or energy blackouts could have a material adverse impact on our operations, sales and operating results. In recent years, the risks that we and other companies face from cyber attacks have increased significantly. Given the nature of some of our products these attacks may originate from well organized, highly skilled and highly funded organizations. Any such attack or system or network disruption could result in a loss of our intellectual property, the release of commercially sensitive information or partner, customer or employee personal data, disruption of the supply chain towards our customers, or the loss of production capabilities at one of our manufacturing sites. Therefore, any such severe incident could harm our competitive position, result in a loss of customer confidence, and cause us to incur significant costs to remedy the damages caused by the system or network disruptions, whether caused by cyber attacks, security breaches or otherwise. The protective measures that we are adopting to avoid system or network disruptions may, especially given the potential professionalism of the intruders, be insufficient to prevent or limit the damage from any future disruptions and any disruption could have a material adverse impact on our business, operations and financial results. Although we have experienced cyber attacks, to date we have not incurred any significant damage as a result. There can be no assurance that in the future we will be as successful in avoiding damages from cyber attacks.

In difficult market conditions, our high fixed costs combined with low revenue negatively affect our results of operations.

The semiconductor industry is characterized by high fixed costs and, notwithstanding our significant utilization of third-party manufacturing capacity, most of our production requirements are met by our own manufacturing facilities. In less favorable industry environments, like we faced in the second half in 2011, we are generally faced with a decline in the utilization rates of our manufacturing facilities due to decreases in demand for our products. During such periods, our fabrication plants operate at lower loading level, while the fixed costs associated with the full capacity continue to be incurred, resulting in lower gross profit.

The semiconductor industry is capital intensive and if we are unable to invest the necessary capital to operate and grow our business, we may not remain competitive.

To remain competitive, we must constantly improve our facilities and process technologies and carry out extensive research and development, each of which requires investment of significant amounts of capital. This risk is magnified by the substantial indebtedness we currently have, since we are required to use a portion of our cash flow to service that debt. If we are unable to generate sufficient cash flow or raise sufficient capital to meet both our debt service and capital investment requirements, or if we are unable to raise required capital on favorable terms when needed, this could have a material adverse effect on our business, financial condition and results of operations.

We are bound by the restrictions contained in the Secured Revolving Credit Facility, the Term Loans and the Indentures, which may restrict our ability to pursue our business strategies.

Restrictive covenants in our Secured Revolving Credit Facility, the Term Loans and the Indentures limit our ability, among other things, to:

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

Our Secured Revolving Credit Facility, the Term Loans and the Indentures require us to comply with various covenants. Even though we are currently in compliance with all of our covenants, if there were an event of default under any of our debt instruments that was not cured or waived, the holders of the defaulted debt could terminate commitments to lend and cause all amounts outstanding with respect to the debt to be declared due and payable immediately, which in turn could result in cross defaults under our other debt instruments. Our assets and cash flow may not be sufficient to fully repay borrowings under all of our outstanding debt instruments if some or all of these instruments are accelerated upon an event of default.

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

We depend significantly on patents and other intellectual property rights to protect our products and proprietary design and fabrication processes against misappropriation by others. We may in the future have difficulty obtaining patents and other intellectual property rights, and the patents we receive may be insufficient to provide us with meaningful protection or commercial advantage. We may not be able to obtain patent protection or secure other intellectual property rights in all the countries in which we operate, and under the laws of such countries, patents and other intellectual property rights may be or become unavailable or limited in scope. The protection offered by intellectual property rights may be inadequate or weakened for reasons or circumstances that are out of our control. Further, our trade secrets may be vulnerable to disclosure or misappropriation by employees, contractors and other persons. In particular, intellectual property rights are difficult to enforce in the People’s Republic of China (PRC) and certain other countries, since the application and enforcement of the laws governing such rights may not have reached the same level as compared to other jurisdictions where we operate, such as the United States, Germany and the Netherlands. Consequently, operating in some of these countries may subject us to an increased risk that unauthorized parties may attempt to copy or otherwise use our intellectual property or the intellectual property of our suppliers or other parties with whom we engage. There is no assurance that we will be able to protect our intellectual property rights or have adequate legal recourse in the event that we seek legal or judicial enforcement of our intellectual property rights under the laws of such countries. Any inability on our part to adequately protect our intellectual property may have a material adverse effect on our business, financial condition and results of operations.

The intellectual property that was transferred or licensed to us from Philips may not be sufficient to protect our position in the industry.

In connection with our separation from Philips in 2006, Philips transferred approximately 5,300 patent families to us subject to certain limitations, including (1) any prior commitments to and undertakings with third parties entered into prior to the separation and (2) certain licenses retained by Philips. The licenses retained by Philips give Philips the right to sublicense to third parties in certain circumstances, which may divert revenue opportunities from us. Approximately 800 of the patent families transferred from Philips were transferred to ST-NXP Wireless (and subsequently to ST-Ericsson, its successor) in connection with the contribution of our wireless operations to ST-NXP Wireless in 2008. Approximately 400 of the patent families transferred from Philips were transferred to Trident Microsystems, Inc. (“Trident”) in connection with the divestment of our television systems and set-top box business lines to Trident in 2010. Further, a number of other patent families have been transferred in the context of other transactions. In addition, the sale of our Sound Solutions business to Knowles Electronics in 2011 has led to the transfer of certain patent families to them.

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

As part of our strategy, we have entered into a number of long-term strategic partnerships with other leading industry participants. For example, we have entered into a joint venture with Taiwan Semiconductor Manufacturing Company Limited (“TSMC”) called Systems on Silicon Manufacturing Company Pte. Ltd. (“SSMC”). We established Advanced Semiconductor Manufacturing Corporation Limited (“ASMC”) together with a number of Chinese partners, and together with Advanced Semiconductor Engineering Inc. (“ASE”), we established the assembly and test joint venture ASEN Semiconductors Co. Ltd. (“ASEN”).

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

Between 2008 and 2011, we executed our redesign program (the “Redesign Program”) and in 2013 we executed a restructuring initiative designed to improve operational efficiency and to competitively position the company for sustainable growth (the “OPEX Reduction Program”). We plan to continue to restructure and make changes to parts of the processes in our organization. Furthermore, if the global economy remains as volatile or unstable or if the global economy reenters into a deeper and longer lasting recession, our revenues could decline, and we may be forced to take additional cost savings steps that could result in additional charges and materially affect our business. The costs of implementing any restructurings, changes or cost savings steps may differ from our estimates and any negative impacts on our revenues or otherwise of such restructurings, changes or steps, such as situations in which customer satisfaction is negatively impacted, may be larger than originally estimated.

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

We depend on our key management to run our business and on our senior engineers to develop new products and technologies. Our success will depend on the continued service of these individuals. Although we have several share based compensation plans in place, we cannot be sure that these plans will help us in our ability to retain key personnel, especially considering the fact that the stock options under some of our plans become exercisable upon a change of control (in particular, when a third party, or third parties acting in concert, other than the Private Equity Consortium, obtains, whether directly or indirectly, control of us). The loss of any of our key personnel, whether due to departures, death, ill health or otherwise, could have a material adverse effect on our business. The market for qualified employees, including skilled engineers and other individuals with the required technical expertise to succeed in our business, is highly competitive and the loss of qualified employees or an inability to attract, retain and motivate the additional highly skilled employees required for the operation and expansion of our business could hinder our ability to successfully conduct research activities or develop marketable products. The foregoing risks could have a material adverse effect on our business.

Disruptions in our relationships with any one of our key customers could adversely affect our business.

A substantial portion of our revenue is derived from our top customers, including our distributors. We cannot guarantee that we will be able to generate similar levels of revenue from our largest customers in the future. If one or more of these customers substantially reduce their purchases from us, this could have a material adverse effect on our business, financial condition and results of operations.

We receive subsidies and grants in certain countries, and a reduction in the amount of governmental funding available to us or demands for repayment could increase our costs and affect our results of operations.

As is the case with other large semiconductor companies, we receive subsidies and grants from governments in some countries. These programs are subject to periodic review by the relevant governments, and if any of these programs are curtailed or discontinued, this could have a material adverse effect on our business, financial condition and results of operations. As the availability of government funding is outside our control, we cannot guarantee that we will continue to benefit from government support or that sufficient alternative funding will be available if we lose such support. Moreover, if we terminate any activities or operations, including strategic alliances or joint ventures, we may face adverse actions from the local governmental agencies providing such subsidies to us. In particular, such government agencies could seek to recover such subsidies from us and they could cancel or reduce other subsidies we receive from them. This could have a material adverse effect on our business, financial condition and results of operations.

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

A higher proportion of our revenue is in U.S. dollar or U.S. dollar-related currencies, compared to our costs and expenses resulting in a structural currency mismatch. Accordingly, our results of operations may be affected by changes in foreign exchange rates, particularly between the euro and the U.S. dollar. In addition, we have euro denominated assets and liabilities and, since our reporting currency is the U.S. dollar, the impact of currency translation adjustments to such assets and liabilities may have a negative effect on our stockholders’ equity. In addition, the U.S. dollar-denominated debt issued by our subsidiary, NXP B.V., with functional currency euro may generate adverse currency results in our financial income and expenses. Part of this effect is mitigated due to the application of net investment hedge accounting, since May 2011, pursuant to which the currency results on (part of) the U.S. dollar denominated debt is reported as part of other comprehensive income within equity instead of financial income and expense in the income statement. Absent the application of net investment hedge accounting, we would have recorded an additional benefit of $68 million, before tax, within financial income and expense in the 2013 statement of operations. We continue to hold or convert a part of our cash in euros as a hedge for euro expenses and euro interest payments. We are exposed to fluctuations in exchange rates when we convert U.S. dollars to euro. The ongoing economic weakness in the European Union may intensify these currency exchange risks.

We are exposed to a variety of financial risks, including currency risk, interest rate risk, liquidity risk, commodity price risk, credit risk and other non-insured risks, which may have an adverse effect on our financial results.

We are a global company and, as a direct consequence, movements in the financial markets may impact our financial results. We are exposed to a variety of financial risks, including currency fluctuations, interest rate risk, liquidity risk, commodity price risk and credit risk and other non-insured risks. We enter into diverse financial transactions with several counterparties to mitigate our currency risk. We only use derivative instruments for hedging purposes. The rating of our debt by major rating agencies may further improve or deteriorate, which could affect our additional borrowing capacity and financing costs.

We are also a purchaser of certain base metals, precious metals and energy used in the manufacturing process of our products, the prices of which can be volatile. Credit risk represents the loss that would be recognized at the reporting date if counterparties failed to perform upon their agreed payment obligations. Credit risk is present within our trade receivables. Such exposure is reduced through ongoing credit evaluations of the financial conditions of our customers and by adjusting payment terms and credit limits when appropriate. We invest available cash and cash equivalents with various financial institutions and are in that respect exposed to credit risk with these counterparties. We actively manage concentration risk on a daily basis adhering to a treasury management policy. We seek to limit the financial institutions with which we enter into financial transactions, such as depositing cash, to those with a strong credit rating wherever possible. If we are unable to successfully manage these risks, they could have a material adverse effect on our business, financial condition and results of operations.

The impact of a negative performance of financial markets and demographic trends on our defined benefit pension liabilities and costs cannot be predicted and may be severe.

We sponsor defined benefit pension plans in a number of countries and a significant number of our employees are covered by our defined benefit pension plans. As of December 31, 2013, we had recognized a net accrued benefit liability of $236 million, representing the unfunded benefit obligations of our defined pension plans. The funding status and the liabilities and costs of maintaining these defined benefit pension plans may be impacted by financial market developments. For example, the accounting for such plans requires determining discount rates, expected rates of compensation and expected returns on plan assets, and any changes in these variables can have a significant impact on the projected benefit obligations and net periodic pension costs. Negative performance of the financial markets could also have a material impact on funding requirements and net periodic pension costs. Our defined benefit pension plans may also be subject to demographic trends. Accordingly, our costs to meet pension liabilities going forward may be significantly higher than they are today, which could have a material adverse impact on our financial condition.

Changes in the tax deductibility of interest may adversely affect our financial position and our ability to service the obligations under our indebtedness.

Effective January 1, 2013 certain new limitations apply to the tax deductibility of interest expense in the Netherlands. A Dutch company that is considered to be financed with excessive debt, may not be entitled to deduct interest expense on such excessive debt. Existing debt is not grandfathered under these rules. The measurement of whether there is excessive debt is based on arithmetic tests based on the amount of equity of the company in relation to the acquisition cost of and capital invested in Netherlands and foreign subsidiaries of the Netherlands consolidated group. When the equity of the company is below a certain minimum threshold, the company may be considered to have excessive debt. Certain safe harbor rules apply when new operational businesses are acquired by the company. Despite this was not the case in 2013 and is not expected for 2014, the application of this limitation on tax deductibility of interest expense may adversely affect our financial position and our ability to service the obligations under our indebtedness.

We are exposed to a number of different tax uncertainties, which could have an impact on tax results.

We are required to pay taxes in multiple jurisdictions. We determine the taxation we are required to pay based on our interpretation of the applicable tax laws and regulations in the jurisdictions in which we operate. We may be subject to unfavorable changes in the respective tax laws and regulations to which we are subject. Tax controls, audits, change in controls and changes in tax laws or regulations or the interpretation given to them may expose us to negative tax consequences, including interest payments and potentially penalties. We have issued transfer-pricing directives in the areas of goods, services and financing, which are in accordance with the Guidelines of the Organization of Economic Co-operation and Development (OECD). As transfer pricing has a cross border effect, the focus of local tax authorities on implemented transfer pricing procedures in a country may have an impact on results in another country.

Transfer pricing uncertainties can also result from disputes with local tax authorities about transfer pricing of internal deliveries of goods and services or related to financing, acquisitions and divestments, the use of tax credits and permanent establishments, and tax losses carried forward. These uncertainties may have a significant impact on local tax results. We also have various tax assets resulting from acquisitions. Tax assets can also result from the generation of tax losses in certain legal entities. Tax authorities may challenge these tax assets. In addition, the value of the tax assets resulting from tax losses carried forward depends on having sufficient taxable profits in the future.

There may from time to time exist deficiencies in our internal control systems that could adversely affect the accuracy and reliability of our periodic reporting.

We are required to establish and periodically assess the design and operating effectiveness of our internal control over financial reporting. Despite the compliance procedures that we have adopted to ensure internal control over financial controls, there may from time to time exist deficiencies in our internal control systems that could adversely affect the accuracy and reliability of our periodic reporting. Our periodic reporting is the basis of investors’ and other market professionals’ understanding of our businesses. Imperfections in our periodic reporting could create uncertainty regarding the reliability of our results of operations and financial results, which in turn could have a material adverse impact on our reputation or share price.

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

Scientific examination of, political attention to and rules and regulations on issues surrounding the existence and extent of climate change may result in an increase in the cost of production due to increase in the prices of energy and introduction of energy or carbon tax. A variety of regulatory developments have been introduced that focus on restricting or managing the emission of carbon dioxide, methane and other greenhouse gasses. Enterprises may need to purchase at higher costs new equipment or raw materials with lower carbon footprints. Environmental laws and regulations could also require us to acquire pollution abatement or remediation equipment, modify product designs, or incur expenses. New materials that we are evaluating for use in our operations may become subject to regulation. These developments and further legislation that is likely to be enacted could affect our operations negatively. Changes in environmental regulations could increase our production and operational costs, which could adversely affect our results of operations and financial condition.

Certain natural disasters, such as flooding, large earthquakes, volcanic eruptions or nuclear or other disasters, may negatively impact our business. There is increasing concern that climate change is occurring and may cause a rising number of natural disasters.

Environmental and other disasters, such as flooding, large earthquakes, volcanic eruptions or nuclear or other disasters, or a combination thereof may negatively impact our business. If flooding, a large earthquake, volcanic eruption or other natural disaster were to directly damage, destroy or disrupt our manufacturing facilities, it could disrupt our operations, delay new production and shipments of existing inventory or result in costly repairs, replacements or other costs, all of which would negatively impact our business. Even if our manufacturing facilities are not directly damaged, a large natural disaster may result in disruptions in distribution channels or supply chains and significant increases in the prices of raw materials used for our manufacturing process. For instance, the nuclear incident following the tsunami in Japan in 2011 impacted the supply chains of our customers and suppliers. Furthermore, any disaster affecting our customers (or their respective customers) may significantly negatively impact the demand for our products and our revenues.

The impact of any such natural disasters depends on the specific geographic circumstances but could be significant, as some of our factories are located in areas with known earthquake fault zones, flood or storm risks, including but not limited to the Philippines, Singapore, Taiwan, Malaysia or Thailand. There is increasing concern that climate change is occurring that may cause a rising number of natural disasters with potentially dramatic effects on human activity. We cannot predict the economic impact, if any, of natural disasters or climate change.

U.S. civil liabilities may not be enforceable against us.

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

We report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we follow Dutch laws and regulations with regard to such matters, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including: (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the Commission of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are required to file their Annual Report on Form 20-F by 120 days after the end of each fiscal year while U.S. domestic issuers that are large accelerated filers are required to file their Annual Report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, even though we are contractually obligated and intend to make interim reports available to our stockholders, copies of which we are required to furnish to the Securities and Exchange Commission (the “SEC”) on a Form 6-K, and even though we are required to furnish reports on Form 6-K disclosing whatever information we have made or are required to make public pursuant to Dutch law or distribute to our stockholders and that is material to our company, you may not have the same protections afforded to stockholders of companies that are not foreign private issuers.

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

In addition, the Supervision Act introduces a limitation on the number of supervisory positions that managing/executive and supervisory/non-executive directors of so called large entities may hold. We qualify as a large entity. Aside from the new restrictions on the number of supervisory positions, the Supervision Act also contains a required gender balance. This means that for large entities the seats in a managing, supervisory or one tier board are to be divided among individuals, and the balanced participation is deemed to exist if at least 30% of the seats are taken by men and at least 30% by women. Pursuant to the Supervision Act, if we do not comply with the gender diversity rules, we will be required to explain this in our annual report. As we have currently 2 women on our board, we do not meet aforementioned gender balance. Although the board of directors gives appropriate weight to the diversity requirements in the nomination and selection process in future vacancies, it is noted that various pragmatic reasons – such as the other relevant selection criteria – play a complicating role in achieving the set targets in the short term. In order to strive for the required gender balance as envisaged by this new legislation, we intend to pursue a policy to appoint a well-balanced mix of women and men to our board of directors, while taking into account the overall profile and selection criteria for appointments of suitable candidates to our board.

Finally, the statutory provisions concerning the suspension of executive directors have been altered. The Supervision Act provides that, in one-tier board structures, executive directors can be suspended by the board of directors.

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

Dividend payment

We never declared or paid any cash dividends on our common stock and may not pay any cash dividends in the foreseeable future. We currently retain all of our earnings for use in the operation and expansion of our business, to repurchase or redeem capital stock, and in the repayment of our debt. Accordingly, investors must rely on sales of their shares of common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

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

As of February 21, 2014, there were 251,751,500 shares of our common stock outstanding, of which approximately 88% were freely tradable on the NASDAQ Global Select Market. After giving effect to the sales of shares of our common stock by members of the Private Equity Consortium announced on February 19, 2014, approximately 92% of our shares of common stock will be freely tradable on the NASDAQ Global Select Market.

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

A.History and Development of the Company

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

On March 31, 2011, certain of our stockholders offered 30 million shares of our common stock, priced at $30.00 per share. The underwriters of the offering exercised in full their option to purchase from the selling stockholders 4,431,000 additional shares of common stock at the secondary offering price. We did not receive any proceeds from this secondary offering. The settlement date for the offering was April 5, 2011. On February 4, 2013, certain of our stockholders offered 30 million shares of our common stock, priced at $30.35 per share. The settlement date for the offering was February 7, 2013. On March 8, 2013, certain of our stockholders offered 25 million shares of our common stock, priced at $31.40 per share. The settlement date for the offering was March 13, 2013. On September 13, 2013, certain of our stockholders offered 25 million shares of our common stock, priced at $37.65 per share. The settlement date for the offering was September 18, 2013. On December 11, 2013 certain of our stockholders offered 25 million shares of our common stock priced at $42.50 per share. The settlement date for the offering was December 13, 2013. We did not receive any proceeds from these secondary offerings either.

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

OPEX Reduction Program

During the fourth quarter of 2012 NXP adopted a cost savings and restructuring initiative designed to improve operational efficiency and to competitively position the Company for sustainable growth. This initiative primarily relates to a worldwide workforce reduction of approximately 650 employees, with the majority of the headcount reductions in Europe and the United States. For additional information regarding our restructuring initiatives please refer to Note 14 to the Consolidated Financial Statements included in Part III, Item 18 of this Report.

Reporting Segments

NXP is organized into two market oriented reportable segments, High Performance Mixed Signal (“HPMS”) and Standard Products (“SP”). Corporate and Other represents the remaining portion to reconcile to the Consolidated Financial Statements. You can find a description of each of our reportable segments below. We also have a manufacturing group that manages our manufacturing and supply chain activities. Prior to January 1, 2013 we had three reportable segments: HPMS, SP and Manufacturing Operations. During the first quarter of 2013 we moved our General Purpose Logic Product Line from our HPMS segment (Portable & Computing) to our SP segment; and our NXP software product line to our HPMS Segment (Industrial & Infrastructure) from Corporate and Other. We also determined in the fourth quarter of 2013 that Manufacturing Operations no longer meets the criteria for separate reporting as a reportable segment and consequently, its results are now reflected within Corporate and Other. As a result of the above changes to the composition of our operating and reportable segments, corresponding information for prior periods have been reclassified to conform to the current period presentation.

B.Business Overview

Our Company

We are a global semiconductor company and a long-standing supplier in the industry, with over 50 years of innovation and operating history. We provide leading High Performance Mixed Signal and Standard Product solutions that leverage our deep application insight and our technology and manufacturing expertise in security, interface, RF, analog, power management and digital processing products. Our product solutions are used in a wide range of applications such as: automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing. We engage with leading original equipment manufacturers (“OEMs”) worldwide and 64% of our revenue in 2013 was derived from Asia Pacific (excluding Japan).

Since our separation from Koninklijke Philips Electronics N.V. (“Philips”) in 2006, we have significantly repositioned our business to focus on High Performance Mixed Signal solutions and have implemented a restructuring program and taken other restructuring initiatives aimed at achieving a world-class cost structure and streamlined processes. As of December 31, 2013, we had 25,691 full-time equivalent employees located in over 25 countries, with research and development activities in Asia, Europe and the United States, and manufacturing facilities in Asia and Europe. For the year ended December 31, 2013, we generated revenue of $4,815 million.

Markets, applications and products

We sell two categories of products, High Performance Mixed Signal product solutions and Standard Products. The first category, which consists of highly differentiated application-specific High Performance Mixed Signal semiconductors and system solutions, accounted for 76% of our total product revenue in 2013. We believe that High Performance Mixed Signal is an attractive market in terms of growth, barriers to entry, relative business and pricing stability and capital intensity. The second of our product categories, Standard Products, accounted for 24% of our total product revenue in 2013, and consists of devices that can be incorporated in many different types of electronics equipment and that are typically sold to a wide variety of customers, both directly and through distributors. Manufacturing cost, supply chain efficiency and continuous improvement of manufacturing processes drive the profitability of our Standard Products.

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

We leverage our technical expertise in the areas of RF, analog, power management, interface, security technologies and digital processing across our priority applications markets. Our strong RF capabilities are utilized in our high performance RF for wireless infrastructure and industrial applications, television tuners, car security and car radio products and contactless identification products. Our power technologies and capabilities are applied in our lighting products, AC-DC power conversion and audio power products, while our ability to design ultra-low power semiconductors is used in a wide range of our products including our consumer, mobile, identification, healthcare products and our microcontrollers. Our high-speed interface design skills are applied in our interface products business, and our security solutions are used in our identification, microcontroller, telematics and smart metering products and solutions. Finally, our digital processing capabilities are used in our Auto DSPs, the products leveraging our Coolflux ultra-low power DSPs, such as in our hearing aid business, and our microcontroller based products. In addition, our digital processing knowledge is used to design High Performance Mixed Signal solutions that leverage other suppliers’ digital processing products.

In 2012, we organized the High Performance Mixed Signal segment into four Business Units named: Automotive, Identification, Infrastructure & Industrial and Portable & Computing. The below table provides an overview of the key applications per Business Unit, the leading market positions and our key customers.

	Automotive	Identification	Infrastructure & Industrial	Portable & Computing

Key applications	• Car access & immobilizers • In vehicle networking • Car entertainment • Telematics • ABS • Transmission/throttle control • Automotive Lighting	• Secure identity • Secure transactions • Tagging & authentication	• Wireless base stations • Satellite & CATV infra • Radar • Power supplies • Lighting • Personal Healthcare • TV & Set-top boxes • Mobile Handsets	• Mobile handset • Tablet • Monitor • Personal computer • Smart metering • White goods & home appliances • Pachinko machines • Medical • Industrial • Consumer

Selected market leading positions	• #1 Can/LIN/ Flex Ray in-vehicle networking • #1 passive keyless entry/ immobilizers • #1 car radio	• #1 e-Government • #1 Transport & Access management • #1 Banking • #1 NFC	• #2 in RF Power • #1 in silicon tuners	• # 3 in interface

Key OEM customers	• Becker • Bosch • Clarion • Continental • Delphi • Fujitsu Ten • Hyundai • Mitsubishi • Panasonic • Visteon	• Austria Card • Avery Dennison • Gemalto • Giesecke • HTC • Kona • Oberthur • Samsung • Smartrac • Sony	• Alcatel • Changhong • Ericsson • HTC • Huawei • Lite-on • NSN • Philips • Samsung • ZTE	• Apple • Cisco • Continental • Flextronics • Foxconn • Huawei • Samsung • Wistron • ZLG Electronics • ZTE

The customers listed above represent in alphabetical order our key OEM, ODM and electronic manufacturing services customers based on 2013 revenue. Key distributors across these applications are Arrow, Avnet, Edom, Vitec and WPG. These distributors represent our top five distributors in terms of revenue in 2013 in the High Performance Mixed Signal segment.

Automotive. In the automotive market we are a leader in in-vehicle networking, car passive keyless entry and immobilization, and car radio and car audio amplifiers. We also have an emerging business in car solid state lighting drivers and are investing in growth areas, such as Car2X communication products which relate to autonomous driving.

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

Our leadership in mid- and high-end car radio is driven by excellent reception performance, whereas in the low-end and after-market car radio, our leadership is driven by our one-chip radio solutions that offer ease of implementation and low cost of ownership. In digital reception, we have developed multi-standard radios based on our software-defined radio implementation. Based on these software-defined radio technology, we are developing Car2X communication products. In addition, we provide class-AB and class-D audio amplifiers and power analog products for car entertainment. We leverage our proprietary processes for automotive, high-voltage, RF and non-volatile processes as well as our technology standards and leading edge security IP developed by our identification business, to deliver our automotive solutions. We are compliant with all globally relevant automotive quality standards (such as ISO/TS16949 and VDA6.3).

In 2013, we made (together with Cisco), a strategic investment in Cohda Wireless, an equipment vendor in the Intelligent Transport Systems (ITS) market with whom we co-operate for Car2X solutions. In December 2013, we announced a joint venture with Datang Telecom, targeting the China domestic hybrid and electrical car market. In December 2013, we also announced the intended sale of our Telematics Module business to Telit communications.

For the full year 2013, we had High Performance Mixed Signal revenue of $1,019 million in automotive applications, compared to $939 million in 2012, which represents a 8.5% year over year increase. According to Strategy Analytics, the total market for automotive semiconductors was $25.7 billion in 2012, and projects it will grow at a compounded annual growth rate of 7.1% between 2012 and 2016. According to Strategy Analytics’ estimates we were the fifth largest supplier of automotive semiconductors worldwide in 2012.

Identification. Based on revenue in 2013, we have the leading position in the overall identification chip market segment, and are especially well positioned in the faster growing contactless identification IC market.

We address all segments of the market, except for the commodity SIM market. We are the largest supplier world-wide of IC’s for e-government, transportation and access management and NFC. For example, we supply to approximately 85% of worldwide e-passport projects, and our MIFARE product is used in approximately 70% of the public transport systems that have adopted electronic ticketing. We have led the development and standard setting of near field communications (NFC), which is a rapidly growing standard for secure short-range connectivity that has been established to enable secure transactions between mobile devices and point-of-sale terminals or other devices. Our leadership in the identification market is based on the strength of our security, end-to-end system contactless read speed performance, our ability to drive new standard settings and the breadth of our product portfolio. Key growth drivers will be further adoption of security ICs in governmental documents and payment cards, adoption of new security standards and the need for multi-application solutions in existing smart card markets.

For the full year 2013, we had High Performance Mixed Signal revenue of $1,297 million in identification applications, compared to $986 million in 2012, which represents a 31.5% year over year growth. According to ABI Research, the market size for identification ICs was $2.7 billion in 2012, and is expected to grow at a compounded annual rate of 15% to $4.8 billion in 2016.

Infrastructure and Industrial. We have a leading market position in high-performance radio frequency solutions, are the market leader in silicon tuners, have a broad portfolio in lighting drivers and strong positions in selected niche segments of the AC-DC power conversion and personal healthcare markets. In addition, we have an emerging business in low power connectivity and mobile audio. Our overall revenue in these businesses was $729 million in 2013 versus $634 million in 2012, which represents an increase of 15.0% year over year.

Our leading high-performance radio frequency business mainly provides RF front-end solutions for markets, such as mobile base stations, wireless connectivity, satellite and CATV infrastructure and receivers, industrial applications, and to a lesser extent addresses the military and aerospace markets. We have a leading position in RF Power Amplifiers and significant sales in Small Signal RF discretes and RF ICs for mobile, consumer electronics and cable television infrastructure, while we have emerging businesses in RF ICs for mobile base stations and monolithic microwave ICs (“MMICs”). Our leadership is based on our world-class proprietary RF process technologies and technology advancements that drive overall system performance, such as power scaling in mobile base stations. We are engaged with the majority of the largest customers in mobile base stations and in several other application areas. Key growth drivers for our high-performance RF business include infrastructure build-outs driven by the substantial growth in mobile data use and digital broadcast adoption, infrastructure development of developing countries, including China, 4G roll out, new radar implementations, and our expansion into new product markets such as wireless communications LNAs and infrastructure MMICs. We estimate that the market for RF Power Amplifiers is $1 billion in 2012 and is expected to grow with a compounded annual growth rate of 5.7% till 2016.

We are the leader in silicon tuners for televisions and set-top boxes. Our market strengths are our specialty RF process technology, decades of experience in designing tuners that work under all broadcasting standards and conditions across the world, and our innovations in new broadcasting standards. Key growth drivers for our products in these markets include the adoption of silicon tuners by TV manufacturers, penetration of new broadcast standards such as DVB-T2, DVB-C2 and DOCSIS 3.0, and the adoption of multi-tuner applications. The market for silicon tuners was $0.3 billion in 2012, and is expected to stay at this level in the period between 2012 and 2016.

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

In addition, we have two emerging product areas, one focused on the mobile audio market and the other on the low power connectivity market. Our mobile audio business focuses on smart speaker drivers and leverages many of the same core technologies and competencies as our personal healthcare business. In 2012 we started shipping to a key smart phone OEMs, followed by many other design wins. Our low power connectivity business started in 2010 through the acquisition of Jennic, which brought us a portfolio of 802.15.4-based low power connectivity ICs with a broad range of both the Zigbee standard-based as well as proprietary protocol stacks. With this portfolio we target the emerging Internet of Things market, starting with application solutions for smart lighting, smart energy, wireless remote controls & switches and healthcare monitoring.

We also sell software solutions for mobile phones through our NXP Software business.

The NXP Software solutions business develops audio solutions that enable mobile device manufacturers to produce differentiated hand held products that enhance the end-user experience. Our software has been incorporated into over 1 billion mobile devices produced by many of the world’s leading mobile device manufacturers.

Portable and Computing. We are a top three supplier in the fragmented interface market and have a strong portfolio in 32-bit ARM microcontrollers. Our overall High Performance Mixed Signal revenue in these businesses was $488 million in 2013, compared to $417 million in 2012, which represents a 17.0% year over year growth.

In microcontrollers, we have a strong position in multi-purpose 32-bit ARM microcontrollers serving a broad array of applications. ARM processor cores have been gaining momentum in the general purpose MCU market during the past few years. Our competitive advantage is based on having been a launching partner for several low power ARM microcontroller cores, our rich portfolio of analog and security IP, which we integrate with the ARM core into a family of microcontroller products, and our distribution leverage based on our ability to offer a full microcontroller software development kit. Our ARM Cortex M0-based products achieve pricing levels that places it squarely in competition with 8-bit microcontrollers, while offering better performance in terms of processing speed and system power consumption, expanding the addressable market for 32-bit ARM microcontrollers at the expense of 8-bit ARM microcontrollers. In 2013 we ramped up a major design win with one of the leading smart phone OEMs. Gartner3 estimates the worldwide market for Microcontrollers 32-bit to be $5.2 billion in 2012, and expects a compounded annual growth rate of 6.1% between 2012 and 20161 .

The interface products market is highly fragmented with niche markets around each of the established interface standards, where overall we were the 3rd ranked player2 in 2012 for worldwide shipments of Interface ICs. Our products address many interface standards and we serve various applications across the mobile, computing, industrial, consumer and automotive markets. We have broad product portfolios in five interface segments, being UARTs and bridges, I2C and SPI LED controllers, low power real-time clocks and watch ICs, HDMI switches and transceivers, and display port multiplexers. Our core competencies are the design of high speed interfaces, high voltage design needed for LED and LCD drivers, ultra low power design for real-time clocks and watch ICs, and our ability to engage with leading OEMs in defining new interface standards and product designs. While we successfully engage with leading OEMs to drive our innovation roadmaps, we generate a large part of our revenue by subsequently selling these products to a very broad customer base, which we serve through our distribution channel. We are engaged in development activities and standard setting initiatives with many of the innovation leaders in each of these markets. Key growth drivers will be the adoption rate of new high-speed interface standards such as display port and USB, and application specific interface products for the mobile market. According to Gartner, the worldwide Interface IC market is projected to grow at a 2.6% compounded annual rate between 2012 and 2016, from a revenue base of $1.4 billion in 20123.

Standard Products

Our Standard Products business supplies a broad range of standard semiconductor components, such as small signal discretes, power discretes, protection and signal conditioning devices and standard logic devices, which we largely produce in dedicated in-house high-volume manufacturing operations. Our portfolio consists of a large variety of catalog products, using widely-known production techniques, with characteristics that are largely standardized throughout the industry as well as leading discrete solutions especially in the field of ESD protection / EMI filtering and low loss rectification and power switching. Our Standard Products are often sold as separate components, but in many cases, are used in conjunction with our High Performance Mixed Signal solutions, often within the same subsystems. Further, we are able to leverage customer engagements where we provide standard products devices, as discrete components, within a system to identify and pursue potential High Performance Mixed Signal opportunities.

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

Our key product applications, markets and customers are described in the table below.

Key Products	• SS Transistors and Diodes • SS MOS • Power MOS • Bipolar Power Transistors • Thyristors • Rectifiers • Interface protection devices • General Purpose Logic

Key OEM and electronic manufacturing services (EMS) customers	• Apple • Asustek • Bosch • Continental • Delphi • Delta Electronics • Flextronics • LGE • Philips • Samsung

The customers listed above in alphabetical order represent our key OEM and electronic manufacturing services customers based on 2013 revenue. Key distributors across these applications are Arrow, Avnet, Future and WPG. These distributors represent our top four distributors in terms of revenue in 2013 in the Standard Products segment.

In 2013, our Standard Products business generated net revenue of $1,145 million, compared to $1,168 million in 2012, which represents a 2.0% year over year decline.

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

[1]	Source: Gartner, Inc., Semiconductor Forecast Database, 4Q13 Update, December, 2013.
[2]	Source: Gartner, Inc., Market Share, Semiconductor Applications, Worldwide, 2012, April 2013.
[3]	The Gartner Report(s) described herein, (the “Gartner Report(s)”) represent(s) data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”) , and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Filing) and the opinions expressed in the Gartner Report(s) are subject to change without notice.

We have recently introduced a new range of Automotive Power MOSFET products in our Trench 6 manufacturing process. Finally, we have small bipolar power, thyristor and rectifier product lines, which are focused on specific applications, such as white goods and power supplies, and are sold as part of our overall High Performance Mixed Signal application solutions. We estimate that the market for discretes, excluding RF & Microwave, was $18 billion in 2012 and is expected to grow at a compounded annual rate of 3%, between 2012 and 2016.

Next to discrete semiconductors, the Standard Products segment also includes Standard Logic ICs. We have a number 2 position in Standard Logic IC markets based on worldwide revenue for 20121, which we leverage in a large number of our High Performance Mixed Signal solutions. We offer several product families for low-voltage applications in communication equipment, personal computers, personal computer peripherals and consumer and portable electronics. Our 3V and 5V families hold a leading share of the logic market. We are currently expanding the higher margin product range in this business by expanding, among others, our switches and translators (or custom logic) portfolio and optimizing our manufacturing. Gartner sizes the worldwide Standard Logic market at $1.5 billion in 2012, and is estimated to grow with compound annual rate of 3.3% between 2012 and 20163.

Corporate and Other

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

[1]	Source: Gartner, Inc., Market Share, Semiconductor Applications, Worldwide, 2012, April 2013

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

The following table shows selected key information with respect to our major front-end and back-end facilities:

Site	Ownership	Wafer sizes used	Line widths used (vm)	Technology
			(Microns)
Front-end
Singapore(1)	61.2%	8”	0.14-0.25	CMOS
Jilin, China(2)	100%	5”	>4	Bipolar
Nijmegen, the Netherlands	100%	8”	0.14-0.80	CMOS, BiCMOS, LDMOS
Nijmegen, the Netherlands(3)	100%	6”	0.50-3.0	CMOS
Hamburg, Germany	100%	6”/8”	0.5-3.0	Discretes, Bipolar
Manchester, United Kingdom	100%	6”	0.5	Power discretes

Back-end(4)
Kaohsiung, Taiwan	100%	—	—	Leadframe-based packages and ball grid arrays
Bangkok, Thailand	100%	—	—	Low-pin count leadframes
Guangdong, China	100%	—	—	Discrete devices
Seremban, Malaysia	100%	—	—	Discrete devices
Cabuyao, Philippines	100%	—	—	Power discretes, sensors and RF modules processes

(1)	Joint venture with TSMC; we are entitled to 60% of the joint venture’s annual capacity.
(2)	On December 19, 2013, we acquired the remaining 40% non-controlling interest share from Jilin Sino-Microelectronics Co. Ltd.
(3)	Closure foreseen for 2014 Q1.
(4)	In back-end manufacturing we entered into a joint venture with ASE in Suzhou (ASEN), in which we currently hold a 40% interest.

We use a large number of raw materials in our front- and back-end manufacturing processes, including silicon wafers, chemicals, gases, lead frames, substrates, molding compounds and various types of precious and other metals. Our most important raw materials are the raw, or substrate, silicon wafers we use to make our semiconductors. We purchase these wafers, which must meet exacting specifications, from a limited number of suppliers in the geographic region in which our fabrication facilities are located. At our wholly owned fabrication plants, we use raw wafers ranging from 5 inches to 8 inches in size. Our SSMC wafer fab facility, which produces 8 inch wafers, is jointly owned by TSMC and ourselves. We are leveraging our experience in that fab facility in optimizing our remaining wholly owned Nijmegen and Hamburg wafer fabs. Our other remaining fabs are small and are focused exclusively on manufacturing power discretes. Emerging fabrication technologies employ larger wafer sizes and, accordingly, we expect that our production requirements will in the future shift towards larger substrate wafers.

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

In addition, on a limited basis, we also produce and sell wafers and packaging services to our divested businesses (currently Entropic Communications, Sigma Designs, IDT and DSPG) in order to support their separation and, on a limited basis, their ongoing operations. As these divested businesses develop or acquire their own foundry and packaging capabilities, our revenue from these sources is declining. Our agreement with DSPG expired in December 2010 (although we have an ongoing obligation to supply services relating to certain specialty processes until December 2014), the supplies to ST-Ericsson have effectively been terminated except for a small number of identified products. The former agreement with Trident Microsystems was converted into two separate agreements with Entropic and Sigma after Trident’s bankruptcy. The agreement with IDT is the result of the sale of our high-speed dataconverter activity to IDT.

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

Our sales and marketing strategy focuses on deepening our relationship with our top OEMs and electronic manufacturing service customers and distribution partners and becoming their preferred supplier, which we believe assists us in reducing sales volatility in challenging markets. We have long-standing customer relationships with most of our customers. Our 10 largest OEM customers in alphabetical order are Apple, Bosch, Continental, Delphi, Gemalto, Giesecke/Devrient, Huawei, Kona, Panasonic and Samsung. When we target new customers, we generally focus on companies that are leaders in their markets either in terms of market share or leadership in driving innovation. We also have a strong position with our distribution partners, being the number two semiconductor supplier (other than microprocessors) through distribution worldwide. Our 3 largest distribution partners are Arrow, Avnet and WPG.

Based on total revenue during 2013, our top 40 OEM customers, of which some are supplied via distributors, accounted for 52% of our total revenue, our ten largest OEM customers accounted for approximately 29% of our total revenue and no customer represented more than 10% of our total revenue. We generated approximately 27% of our total revenue through our 3 largest distribution partners, of which WPG was the only larger than 10% distributor with 11% of total revenue.

Our sales and marketing activities are regulated by certain laws and government regulations, including antitrust laws, legislation governing our customers’ privacy and regulations prohibiting or restricting the transfer of technology to foreign nationals and the export of certain electronic components that may have a military application. For example, we are required to obtain licenses and authorizations under the U.S. Export Administration Regulations and the International Traffic in Arms Regulations, in order to export some of our products and technology. Further, some of our products that contain encrypted information are required to undergo a review by the Bureau of Industry and Security of the U.S. Department of Commerce prior to export. While we believe that we have been and continue to be in compliance with these laws and regulations, if we fail to comply with their requirements, we could face fines or other sanctions. For further information see the “As our business is global, we need to comply with laws and regulations in countries across the world and are exposed to international business risks that could adversely affect our business” section in Part I, Item 3D. Risk Factors.

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

CORPORATE STRUCTURE

The following chart reflects our corporate structure as of December 31, 2013.

Public investors
Private Investors (1)
Employees and Directors (2)
NXP Semiconductors N.V.
(the Issuer)
NXP B.V.
Indebtedness
• Secured Revolving Credit Facility (3)
• Term Credit Facility (4)
• Unsecured Notes (5)
Material Subsidiaries
NXP Semiconductors Netherlands B.V.
NXP Semiconductors France SAS
NXP Semiconductors Germany GmbH
NXP Semiconductors Guangdong Ltd.
NXP Semiconductors Hong Kong Ltd.
NXP Semiconductors Philippines Inc.
NXP Semiconductors Singapore Pte. Ltd.
NXP Semiconductors Taiwan Ltd.
NXP Manufacturing (Thailand) Ltd.
NXP Semiconductors UK Ltd.
NXP Semiconductors USA Inc.
Joint Ventures and Alliances
• Systems on Silicon Manufacturing Company Pte. Ltd. ("SSMC")
• ASEN Semiconductors Co. Ltd. ("ASEN")
• Advanced Semiconductor Manufacturing Corporation Ltd. ("ASMC")

(1)	Includes the Private Equity Consortium.
(2)	For a more detailed description of our management equity stock option plan (“Management Equity Stock Option Plan”) and our Long-Term Incentive Plans 2010, 2011, 2012 and 2013, see the discussion set forth under “Share Based Compensation Plans” contained in this Report in Part I, Item 6B. Compensation.
(3)	As of December 31, 2013, we had $150 million of borrowings outstanding under the Secured Revolving Credit Facility.

(4)	As of December 31, 2013, we had $885 million aggregate principal amount outstanding under the Term Loans.
(5)	As of December 31, 2013, we had $2,250 million aggregate principal amount of Notes outstanding.

D. Property, Plant and Equipment

NXP uses 59 sites in over 25 countries with approximately 25,700 full-time employees, 8.3 million square feet of total owned and leased building space of which 5.7 million square feet is owned property.

The following table sets out our principal real property holdings as of December 31, 2013:

Location	Use	Owned/leased	Building space (square feet)
Eindhoven, the Netherlands	Headquarters	Leased	230,039
Hamburg, Germany	Manufacturing	Owned	798,336
Nijmegen, the Netherlands	Manufacturing	Owned	2,031,242
Singapore	Manufacturing	Owned	739,502
Bangkok, Thailand	Manufacturing	Owned	560,493
Cabuyao, Philippines	Manufacturing	Owned	444,059
Kaohsiung, Taiwan	Manufacturing	Owned	342,971
Manchester, United Kingdom	Manufacturing	Owned	273,266
Jilin, China	Manufacturing	Leased	138,850
Guangdong, China	Manufacturing	Leased	889,374
Seremban, Malaysia	Manufacturing	Owned	316,471

The following is a summary of the terms of our material lease agreements:

Manufacturing in Singapore (SSMC) leases the land at 70 Pasir Ris Drive 1 in Singapore from Jurong Town Corporation for use as a manufacturing facility. The lease commenced on June 1, 1999 for a term of 30 years at an annual rental rate of 1,484,584 Singapore Dollars ($1,174,141), which amount is subject to revision up to, but not exceeding, 5% of the yearly rent for the immediately preceding year, on the anniversary of the lease commencement date. The building has 739,502 square feet of floor space and is owned by us.

We lease 889,374 square feet of manufacturing space through our subsidiary, NXP Semiconductors Guangdong Ltd., at Tian Mei High Tech, Industrial Park, Huang Jiang Town, Dongguan City, Guangdong, China, from Huangjiang Investment Development Company (“Huangjiang”). The lease commenced on October 1, 2003 for a term of 13 years at an annual rental rate calculated to be the greater of: (a) a yearly rental rate of RMB96 ($16) per square meter or (b) a yearly rent equal to 13% of the actual construction cost of the leased facility. The rental amount is subject to revision on an annual basis, subject to the interest rate Huangjiang must pay for loans used in the construction of the facilities agreed upon in the lease.

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

We understand that, although net debt is used by investors and securities analysts in their evaluation of companies, this concept has limitations as an analytical tool, and it should not be used as an alternative to any other measure in accordance with U.S. GAAP.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Results of Operations

The following table presents the composition of operating income (loss) for the years ended December 31, 2013 and 2012.

($ in millions, unless otherwise stated)	2013	2012
Revenue	4,815	4,358
% nominal growth	10.5	3.9
Gross profit	2,177	1,988
Research and development	(639)	(628)
Selling, general and administrative (SG&A)	(896)	(977)
Other income (expense)	9	29

Operating income (loss)	651	412

Revenue

The following table presents revenue by segment for the years ended December 31, 2013 and 2012.

($ in millions, unless otherwise stated)	For the year ended December 31,
	2013		2012
	Revenue	% nominal growth	Revenue	% nominal growth
High Performance Mixed Signal	3,533	18.7	2,976	12.2
Standard Products	1,145	(2.0)	1,168	(3.9)
Corporate and Other	137	(36.0)	214	(34.2)

Total	4,815	10.5	4,358	3.9

Revenue increased by $457 million to $4,815 million in 2013 compared to $4,358 million in 2012, a nominal increase of 10.5%. The increase was driven by strong growth in HPMS which was partly offset by a decline in revenue from our SP segment and from Corporate and Other.

Our HPMS segment saw an increase in revenue of $557 million to $3,533 million in 2013 compared to $2,976 million in 2012. The increase was primarily driven by increased volumes in all four Business Units (Automotive, Identification, Infrastructure & Industrial and Portable & Computing). The highest volume increase was associated with our banking business within our Identification portfolio and within our Portable & Computing portfolio.

Revenue for our SP segment declined by $23 million to $1,145 million in 2013, compared to $1,168 million in 2012. The decline was primarily due to competitive pricing pressure in our protection and signal conditioning devices business.

Revenue from Corporate and Other amounted to $137 million in 2013, compared to $214 million in 2012 and mainly related to our manufacturing operations. The decline in revenue was primarily due to the expiration of contractual obligations to provide manufacturing services for previously divested businesses. As these businesses develop or acquire their own foundry and packaging capabilities, our revenue from these sources will further decline.

Gross Profit

The following table presents gross profit by segment for the years ended December 31, 2013 and 2012.

	2013		2012
($ in millions, unless otherwise stated)	Gross Profit	% of segment revenue	Gross Profit	% of segment revenue
HPMS	1,905	53.9	1,656	55.6
SP	285	24.9	346	29.6
Corporate and Other	(13)	(9.5)	(14)	(6.5)

Total	2,177	45.2	1,988	45.6

Gross profit in 2013 was $2,177 million, or 45.2% of revenue compared to $1,988 million, or 45.6% of revenue in 2012, an increase of $189 million. The increase in gross profit was mainly driven by higher revenue in the HPMS segment, partly offset by lower revenue due to competitive pricing pressure in our SP segment and the absence of the favorable legal award recorded in the second quarter of 2012 that increased our margin percentage. We were awarded a favorable judgment involving a dispute over the collection of a receivable that we recorded an allowance for doubtful accounts that impacted costs of revenue in a prior year. The arbitration tribunal arrived at an award on April 5, 2012, in favor of NXP. No appeal was possible against the arbitration award. Following this award, we reversed the allowance for doubtful accounts previously established, again impacting our gross margin, and the invoices underlying the outstanding accounts received were collected in May 2012.

Our HPMS segment had a gross profit of $1,905 million, or 53.9% of revenue in 2013, compared to $1,656 million, or 55.6% of revenue in 2012. The increase in gross profit was primarily due to increased revenue. This was partly offset by the absence of the favorable legal award recorded in the second quarter of 2012 and lower margins within our Identification portfolio.

Gross profit in our SP segment was $285 million, or 24.9% of revenue in 2013, compared to $346 million, or 29.6% of revenue in 2012. The decrease in gross profit was mainly attributed to lower revenue due to competitive price pressure.

Operating Expenses

The following table presents operating expenses by segment for the years ended December 31, 2013 and 2012.

	2013		2012
($ in millions, unless otherwise stated)	Operating expenses	% of segment revenue	Operating expenses	% of segment revenue
HPMS	1,193	33.8	1,197	40.2
SP	247	21.6	260	22.3
Corporate and Other	95	—	148	—

Total	1,535	31.9	1,605	36.8

The following table below presents the composition of operating expenses by line item in the statement of operations.

($ in millions, unless otherwise stated)	2013	2012
Research and development	639	628
Selling, general and administrative	896	977

Operating expenses	1.535	1,605

Operating expenses were $1,535 million, or 31.9% of revenue in 2013, compared to $1,605 million, or 36.8% of revenue in 2012, a decrease of $70 million. The decrease in operating expenses was primarily due to $73 million lower restructuring and restructuring related costs, $15 million lower IT systems reorganization costs, the absence of operating expenses associated with the divestment of our high speed data converter business that was sold in 2012 and cost savings associated with the restructuring activities. Also the PPA expenses decreased by $21 million mainly due to part of the intangible assets being fully amortized in the course of 2013. These decreases were partly offset by an increase of $30 million in share-based compensation costs and increased investments in research and development costs within our Identification business.

In our HPMS segment, operating expenses amounted to $1,193 million, or 33.8% of revenue in 2013, compared to $1,197 million, or 40.2% of revenue in 2012. The slight decrease was primarily driven by $24 million lower restructuring and restructuring related costs, the absence of operating expense associated with the divestment of our data converter business in 2012 and the current period cost savings associated with the restructuring activities. These decreases were partly offset by $26 million higher share-based compensation costs and increased investments in research and development costs within our Identification business.

Operating expenses in our SP segment decreased by $13 million to $247 million, or 21.6% of revenue in 2013 compared to $260 million or 22.3% of revenue in 2012. The decrease in operating expenses was mainly driven by the current period cost savings associated with the restructuring activities, partly offset by $7 million higher share-based compensation costs.

Operating expenses in Corporate and Other decreased by $53 million to $95 million in 2013 compared to $148 million in 2012. The strong decrease compared to the prior year period was primarily due to $45 million lower restructuring and restructuring related costs and $15 million lower IT systems reorganization costs.

Other Income (Expense)

The following table presents other income (expense) for the years ended December 31, 2013 and 2012.

($ in millions, unless otherwise stated)	2013	2012
Other income (expense)	9	29

Other income (expense) reflects income of $9 million for 2013 compared to $29 million of income in 2012. The decrease is primarily due to a gain of $19 million on the sale of our high speed data converter business during the third quarter of 2012.

Restructuring Charges

Net restructuring and restructuring related costs that affected our operating income amounted to $40 million in 2013 compared to $111 million in 2012.

In 2013, we had net restructuring charges of $6 million, recorded in the liabilities, which related mainly to a charge of $16 million associated with onerous contracts relating to leased office buildings in the Netherlands and France, as part of the OPEX Reduction Program, partly offset by some releases related to previous restructuring programs. Furthermore $34 million of restructuring costs were directly charged to our operating income.

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

Operating Income (Loss)

The following table presents operating income (loss) by segment for the years ended December 31, 2013 and 2012.

	2013		2012
($ in millions, unless otherwise stated)	Operating income (loss)	% of segment revenue	Operating income (loss)	% of segment revenue

HPMS	712	20.2	479	16.1
SP	39	3.4	89	7.6
Corporate and Other	(100)	—	(156)	—

Total	651	13.5	412	9.5

The table below summarizes the PPA effects for the years ended December 31, 2013 and 2012 on operating income (loss) by segment.

($ in millions, unless otherwise stated)	2013	2012
HPMS	(163)	(190)
SP	(59)	(60)
Corporate and Other	(24)	(23)

Total	(246)	(273)

The table below depicts the PPA effects within the Statement of Operations for the years ended December 31, 2013 and 2012.

($ in millions)	For the years ended December 31,
	2013	2012
Gross profit	(14)	(20)
Selling, general and administrative	(232)	(253)

Operating income (loss)	(246)	(273)

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

The decrease in PPA effects results in part from the PPA being fully amortized in the course of 2013.

Financial Income (Expense)

($ in millions)	For the years ended December 31,
	2013	2012
Interest income	3	4
Interest expense	(182)	(270)
Foreign exchange rate results	62	28
Net gain (loss) on extinguishment of debt	(114)	(161)
Other	(43)	(38)

Total	(274)	(437)

Financial income (expense) (including the extinguishment of debt) was an expense of $274 million in 2013, compared to an expense of $437 million in 2012. Extinguishment of debt in 2013 amounted to a loss of $114 million compared to a loss of $161 million in 2012. In 2013, financial income (expense) included a gain of $62 million as a result of changes in foreign exchange rates mainly applicable to re-measurement of our U.S. dollar-denominated notes and short term loans, which reside in a euro functional currency entity, compared to a gain of $28 million in 2012. The net interest expense amounted to $179 million in 2013 compared to $266 million in 2012. This mainly related to a lower average interest percentage of 5.2% and 7.2%, respectively and lower average debt outstanding of $3.4 billion and $3.7 billion, respectively in 2013 compared to 2012.

Benefit (Provision) for Income Taxes

The provision for income taxes was $20 million for the year ended December 31, 2013, compared to $1 million for the year ended December 31, 2012, and the effective income tax rates were positive 5.3% and negative 4.0%, respectively. The change in the effective tax rate for the year ended December 31, 2013 compared to the same period in the previous year was primarily due to the mix of income and losses in the various tax jurisdictions in which the Company operates including jurisdictions where a full valuation allowance was recognized and in addition the year 2013 included more benefits for the effect of tax incentives in certain jurisdictions.

Results Relating to Equity-accounted Investees

Results relating to the equity-accounted investees amounted to a gain of $58 million in 2013, compared to a loss of $27 million in 2012. The gain in 2013 primarily reflects a $46 million release of the contingent liability related to an arbitration commenced by ST. By ruling of April 2, 2013, the ICC arbitration tribunal dismissed all claims made by ST in this arbitration. No appeal is available to ST. Based on this award, the provision amounting to $46 million, established in 2012 was released. In 2012, a loss of $46 million related to extra provisions for the above mentioned legal claim of ST and a gain of $12 million related to a partial recovery of our equity investment in Trident are included.

Non-controlling Interests

Non-controlling interests are related to the third party share in the results of consolidated companies, predominantly SSMC. Their share of non-controlling interests amounted to a profit of $67 million in 2013, compared to a profit of $63 million in 2012.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Results of Operations

The following table presents the composition of operating income (loss) for the years ended December 31, 2012 and 2011.

($ in millions, unless otherwise stated)	2012	2011
Revenue	4,358	4,194
% nominal growth	3.9	(4.7)
Gross profit	1,988	1,906
Research and development	(628)	(635)
Selling, general and administrative (SG&A)	(977)	(918)
Other income (expense)	29	4

Operating income (loss)	412	357

Revenue

The following table presents revenue by segment for the years ended December 31, 2012 and 2011.

($ in millions, unless otherwise stated)	For the year ended December 31,
	2012		2011
	Revenue	% nominal growth	Revenue	% nominal growth
High Performance Mixed Signal	2,976	12.2	2,653	2.7
Standard Products	1,168	(3.9)	1,216	6.2
Corporate and Other	214	(34.2)	325	(48.1)

Total	4,358	3.9	4,194	(4.7)

Revenue was $4,358 million in the full year of 2012 compared to $4,194 million for the full year of 2011. Revenue of our two market oriented segments, HPMS and SP, increased $275 million or 7.1% compared to the full year of 2011 despite an uncertain economic and demand environment. This increase was partly offset by a decline in revenue from Corporate and Other.

Our HPMS segment revenue grew 12% in 2012 to $2,976 million compared to $2,653 million in 2011. Within HPMS we saw robust growth within our Identification business, which was up 41% to $986 million, primarily driven by the accelerated ramp of our mobile transactions solutions and volume increases associated with our security identity product line. Our Portable & Computing business grew 13% year-on-year to $417 million as a result of increased volumes associated with specific design wins in the mobility market. Revenue from our Automotive business grew 1% versus 2011 to $939 million – with weakness in the European area offsetting very favorable results in North America and Asia. Our Industrial & Infrastructure business revenue declined 3% to $634 million versus the prior year primarily as a result of weak demand throughout most of the year for high-performance RF devices, even though design win momentum continues to be strong. We also faced price declines across most of our product lines and unfavorable foreign currency effects.

Revenue for our SP segment decreased $48 million to $1,168 million in 2012, compared to $1,216 million in 2011. The decrease was primarily due to lower sales volumes in our small signal diode, integrated discrete and power business resulting from weakening demand with our distribution partners and the overall automotive market. Our SP segment was also impacted by competitive pricing pressure in 2012 compared to 2011.

Revenue in Corporate and Other during 2012 was $214 million compared to $325 million in 2011 and mainly related to Manufacturing Operations. The decline in revenue was primarily due to the expiration of contractual obligations to provide manufacturing services for previously divested businesses. As these divested businesses develop or acquire their own foundry and packaging capabilities, our revenue from these sources is further declining.

Gross Profit

The following table presents gross profit by segment for the years ended December 31, 2012 and 2011.

	2012		2011
($ in millions, unless otherwise stated)	Gross Profit	% of segment revenue	Gross Profit	% of segment revenue
HPMS	1,656	55.6	1,486	56.0
SP	346	29.6	449	36.9
Corporate and Other	(14)	(6.5)	(29)	(8.9)

Total	1,988	45.6	1,906	45.4

Gross profit in 2012 was $1,988 million, or 45.6% of revenue, compared to $1,906 million or 45.4% of revenue in 2011, an increase of $82 million. The increase in gross profit was mainly attributable to volume increases, the reversal of partial accounts receivable valuation allowance of $51 million as a result of collection of accounts receivable amounts following a legal award, lower restructuring and related costs of $14 million and lower PPA effects of $7 million. This was partially offset by price declines and unfavorable foreign currency effects. Our gross profit as a percentage of our revenue was also impacted by the dilutive effect of product sales at cost to divested businesses by our Manufacturing Operations as reported under Corporate and Other.

Our HPMS segment had a gross profit of $1,656 million or 55.6% of revenue in 2012, compared to $1,486 million or 56.0% in 2011. The improvement in gross profit was primarily attributed to higher revenue in the segment and to the reversal of partial accounts receivable valuation allowance of $51 million as a result of collection of accounts receivable amounts following a legal award, partially offset by price declines, and unfavorable foreign currency. Also included in our 2012 gross profit were restructuring and related costs of $1 million compared to 2011, where gross profit was reduced by $17 million due to actions taken to reduce headcount.

Our SP segment gross profit in 2012 was $346 million or 29.6% of revenue compared to $449 million or 36.9% of revenue in 2011. The decrease in gross profit was primarily due to lower revenue, higher product cost due to underutilized capacity capitalized in prior periods and price reductions. Restructuring and related costs were $15 million in 2012 mainly related to headcount restructuring, compared to $8 million in 2011.

Operating Expenses

The following table presents operating expenses by segment for the years ended December 31, 2012 and 2011.

	2012		2011
($ in millions, unless otherwise stated)	Operating expenses	% of segment revenue	Operating expenses	% of segment revenue
HPMS	1,197	40.2	1,198	45.2
SP	260	22.3	252	20.7
Corporate and Other	148	—	103	—

Total	1,605	36.8	1,553	37.0

The following table below presents the composition of operating expenses by line item in the statement of operations.

($ in millions, unless otherwise stated)	2012	2011
Research and development	628	635
Selling, general and administrative	977	918

Operating expenses	1,605	1,553

Operating expenses amounted to $1,605 million, or 36.8% of revenue in 2012 compared to $1,553 million or 37.0% of revenue in 2011. The increase in operating expenses in 2012 was primarily related to increased restructuring and related costs of $43 million, bonus of $30 million, and share-based compensation of $20 million. This was partially offset by lower PPA effects of $21 million, reduced research and development expenses due to our ongoing efforts to focus our resources towards our most profitable and growing businesses, the absence of $11 million of operating expenses after selling our high speed data converter business during 2012 and favorable foreign currency effects.

In our HPMS segment operating expenses amounted to $1,197 million, or 40.2% of revenue in 2012 compared to $1,198 million or 45.2% of revenue in 2011. The increase was driven by higher salary and benefit cost including bonus of $27 million and share-based compensation of $20 million. This was partially offset by reduced research and development expenses due to our ongoing efforts to focus our resources towards our most profitable and growing businesses, the absence of $11 million of operating expenses after selling our high speed data converter business during 2012 and favorable foreign currency.

Operating expenses in our SP segment were $260 million, or 22.3% of revenue in 2012 compared to $252 million or 20.7% of revenue in 2011. The increase in operating expenses was mainly driven by increased headcount and benefit related expenses including bonus of $3 million and share-based compensation of $4 million, investments in product and process innovation, and higher restructuring and other items of $2 million. This was partially offset by lower consultancy cost and PPA effects.

Operating expenses in Corporate and Other were $148 million in 2012 compared to $103 million in 2011. The increase was primarily due to a restructuring charge of $62 million recognized during 2012 primarily to support the announced cost savings and restructuring initiative compared to $22 million recognized for restructuring initiatives in 2011.

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

Restructuring Charges

Net restructuring and restructuring related costs that affected our operating income in 2012 were $111 million compared to $81 million in 2011.

In 2012, we had net restructuring charges of $99 million, recorded in the liabilities, which were mainly associated with a restructuring initiative during the fourth quarter of 2012, designed to improve operational efficiency and to competitively position the company for sustainable growth. In addition, we incurred $12 million of restructuring related costs in 2012 which were directly charged to our operating income. In 2011, we had restructuring charges of $66 million which were mainly related to the future closure of our ICN 4 wafer fabrication facility in Nijmegen, the Netherlands and actions to reduce headcount. These charges were partially offset by a release of restructuring liabilities of $8 million related to previous restructuring programs. Furthermore, we incurred $23 million of restructuring related costs in 2011 which were directly charged to our operating income. For additional information, see Note 14 to the Consolidated Financial Statements included in Part III, Item 18.

Operating Income (Loss)

The following table presents operating income (loss) by segment for the years ended December 31, 2012 and 2011.

	2012		2011
($ in millions, unless otherwise stated)	Operating income (loss)	% of segment revenue	Operating income (loss)	% of segment revenue
HPMS	479	16.1	288	10.9
SP	89	7.6	200	16.4
Corporate and Other	(156)	—	(131)	—

Total	412	9.5	357	8.5

The table below summarizes the PPA effects for the years ended December 31, 2012 and 2011 on operating income (loss) by segment.

($ in millions, unless otherwise stated)	2012	2011
HPMS	(190)	(206)
SP	(60)	(69)
Corporate and Other	(23)	(26)

Total	(273)	(301)

The table below depicts the PPA effects within the Statement of Operations for the years ended December 31, 2012 and 2011.

($ in millions)	For the years ended December 31,
	2012	2011
Gross profit	(20)	(27)
Selling, general and administrative	(253)	(274)

Operating income (loss)	(273)	(301)

“PPA effects” reflect the amortization in the period related to fair value adjustments resulting from acquisition accounting and other acquisition adjustments charged to the income statement applied to the Formation and all subsequent acquisitions. The PPA effect on the Company’s gross profit refers to additional depreciation charges on tangible fixed assets, resulting from the step-up in fair values. The amortization charges related to long-lived intangible assets are reflected in general and administrative expenses.

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

B. Liquidity and Capital Resources

Liquidity and Capital Resources

At the end of 2013 our cash balance was $670 million, an increase of $53 million compared to prior year. Taking into account the available undrawn amount of the Secured Revolving Credit Facility, we had access to $1,371 million of liquidity as of December 31, 2013.

Our capital expenditures were $215 million in 2013, compared to $251 million in 2012.

Since December 31, 2012, the liability in respect of our total debt has declined from $3,492 million to $3,321 million as of December 31, 2013.

This decline of $171 million was the result of several cash buybacks and debt redemptions in 2013, which were partially offset by the issuance of new bonds and entry into term loans.

The total amount of cash used for financing activities amounted to $598 million.

At the end of 2013, we had an undrawn availability of $701 million remaining under our Secured Revolving Credit Facility, net of outstanding bank guarantees, based on the end of year exchange rate. However, the amount of this availability varies with fluctuations between the euro and the U.S. dollar as the total amount of the facility, €620 million, is denominated in euro and the amounts drawn are denominated in U.S. dollars.

For the year ended December 31, 2013, we incurred total net interest expense of $179 million compared to $266 million during 2012. The weighted average interest rates on our debt instruments as of December 31, 2013 and December 31, 2012 were 4.3% and 5.4%, respectively.

As of December 31, 2013, our cash balance was $670 million, of which $353 million was held by SSMC, our consolidated joint venture company with TSMC. Under the terms of our joint venture agreement with TSMC, a portion of this cash can be distributed by way of a dividend to us, but 38.8% of the dividend will be paid to our joint venture partner. In 2013, a dividend of $120 million was distributed, of which $47 million was distributed to the joint venture partner.

Our cash balance is subject to certain restrictions in select countries that cannot be repatriated. The amount of cash that cannot be repatriated is inconsequential to our total liquidity.

We repurchased $405 million of our common stock pursuant to our share buyback program during 2013 at a weighted average price of $36.60 per share.

Our sources of liquidity include cash on hand, cash flow from operations and amounts available under the Secured Revolving Credit Facility. We believe that, based on our current level of operations as reflected in our results of operations for the year ended December 31, 2013, these sources of liquidity will be sufficient to fund our operations, capital expenditures, and debt service for at least the next twelve months.

Our ability to make scheduled payments or to refinance our debt obligations depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions. In the future, we may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay principal, premium, if any, and interest on our indebtedness. Our business may not generate sufficient cash flow from operations, or we may not have enough capacity under our Secured Revolving Credit Facility, or from other sources in an amount sufficient to enable us to repay our indebtedness, including the Secured Revolving Credit Facility, the Term Loans and the Unsecured Notes or to fund our other liquidity needs, including working capital and capital expenditure requirements. In any such case, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness. See Part I, Item 3D. Risk Factors.

Cash Flow from Operating Activities

In 2013 our operating activities provided $891 million in cash. This was primarily the result of net income of $415 million and changes in operating assets and liabilities of $120 million. The net income includes non-cash items, such as depreciation and amortization, of $596 million.

Operating activities provided $722 million in cash in 2012. This was primarily the result of a net loss of $52 million and changes in operating assets and liabilities of $28 million. The net income includes non-cash items, such as depreciation and amortization, of $747 million.

In 2011 we generated cash from operating activities of $175 million. This was mainly driven by net income of $436 million and changes in operating assets and liabilities of $458 million. The net income includes non-cash items, such as depreciation and amortization, of $631 million.

Cash Flow from Investing Activities

Net cash used for investing activities amounted to $240 million in 2013 and principally consisted of cash outflows for capital expenditures of $215 million and $35 million for the purchase of identified intangible assets, mainly related to the purchase of software. Investing activities in 2012 used $243 million of net cash in 2012. This net use of cash primarily included $251 million for capital expenditures, and $29 million for the purchase of identified intangible assets, mainly related to the purchase of software, partially offset by proceeds from sale of interests in our data converters business of $26 million and $12 million of proceeds related to the partial recovery of our equity investments in Trident.

Net cash used for investing activities in 2011 was $202 million and included $221 million used for capital expenditures and $10 million for the purchase of identified intangible assets offset in part by $11 million of proceeds from the disposal of assets held for sale, related to the sale of our Southampton assets, and proceeds from the disposal of property, plant and equipment of $15 million, mainly related to the sale of our San José buildings.

Cash Flow from Financing Activities

Net cash used for financing activities was $598 million in 2013, $574 million in 2012 and $926 million in 2011. The cash flows related to financing transactions in 2013, 2012 and 2011 are primarily related to the financing activities described below under the captions 2013 Financing Activities, 2012 Financing Activities and 2011 Financing Activities, respectively.

In addition to the financing activities described below, net cash used for financing activities by year included:

	Year ended December 31,
	2013	2012	2011
Dividends paid to non-controlling interests	(48)	(40)	(67)
Purchase of non-controlling interest shares	(12)	—	—
Cash proceeds from exercise of stock options	177	14	10
Purchase of treasury shares	(405)	(40)	(57)

2013 Financing Activities

2021 Senior Unsecured Notes

On February 14, 2013 our subsidiary, NXP B.V. together with NXP Funding LLC issued Senior Unsecured Notes with an aggregate principal amount of $500 million, which mature February 15, 2021. The Notes were issued at par and were recorded at their fair value of $500 million on the accompanying Consolidated Balance Sheet. On March 4, 2013, we used the net proceeds of $495 million together with approximately $14 million of cash on hand to fully repay $494 million principal amount Senior Secured Term Loan Facility due April 3, 2017, as well as to pay related call premiums of $10 million and accrued interest of $5 million.

2023 Senior Unsecured Notes

On March 12, 2013 our subsidiary, NXP B.V. together with NXP Funding LLC issued Senior Unsecured Notes with an aggregate principal amount of $500 million, which mature March 15, 2023. The Notes were issued at par and were recorded at their fair value of $500 million on the accompanying Consolidated Balance Sheet. On March 12, 2013, we used the net proceeds of $495 million to fully repay the $471 million principal amount Senior Secured Term Loan Facility due March 19, 2019, to pay related call premiums of $5 million and accrued interest of $5 million. We used the balance of $14 million for general corporate purposes.

2018 Senior Unsecured Notes

On May 20, 2013 our subsidiary, NXP B.V. together with NXP Funding LLC issued Senior Unsecured Notes with an aggregate principal amount of $750 million, which mature June 1, 2018. The Notes were issued at par and were recorded at their fair value of $750 million on the accompanying Consolidated Balance Sheet. On May 21, 2013, we used the net proceeds of $743 million together with cash on hand to redeem €142 million aggregate principal amount of Senior Secured Floating Rate Notes due October 2013 for $184 million, to repurchase $58 million aggregate principal amount of Senior Secured Floating Rate Notes due October 2013, and to redeem $615 million aggregate principal amount of Senior Secured Floating Rate Notes due November 2016, as well as to pay related call premiums of $16 million and accrued interest of $2 million.

2016 Senior Unsecured Notes

On September 24, 2013 our subsidiary, NXP B.V. together with NXP Funding LLC issued Senior Unsecured Notes with an aggregate principal amount of $500 million, which mature September 15, 2016. The Notes were issued at par and were recorded at their fair value of $500 million on the accompanying Consolidated Balance Sheet. On October 15, 2013, we used the net proceeds of $495 million to redeem $422 million aggregate principal amount of Senior Secured Notes due August 2018, as well as to pay related call premiums of $51 million and accrued interest of $8 million. We used the balance of $14 million for general corporate purposes.

2020 Term Loan

On December 11, 2013 our subsidiary, NXP B.V. together with NXP Funding LLC entered into a new $400 million aggregate principal amount Senior Secured Term Loan Facility due January 11, 2020. Concurrently, NXP called the $496 million principal amount Senior Secured Term Loan Facility due January 11, 2020. A $100 million draw-down under our existing Revolving Credit Facility and approximately $6 million of cash on hand were used to settle the combined transactions, as well as pay the related call premium of $5 million and accrued interest of $5 million. The exchange of Term Loan C for Term Loan D was a non-cash financing transaction.

2012 Financing Activities

2019 Term Loan

On February 16, 2012, our subsidiary, NXP B.V. together with NXP Funding LLC entered into a new $475 million aggregate principal amount Senior Secured Term Loan Facility due March 19, 2019. The Term Loan was issued with an original issue discount at 98.5% of par and was recorded at its fair value of $468 million on the accompanying Interim Consolidated Balance Sheet. The net proceeds of this issuance, together with a $330 million draw-down under our existing Secured Revolving Credit Facility and approximately $52 million of cash on hand, were used to redeem $510 million aggregate principal amount of the U.S. dollar-denominated 9.5%

Senior Notes due October 2015, €203 million aggregate principal amount of the euro-denominated 8 5/8% Senior Notes due October 2015, and pay related call premiums of $36 million and accrued interest of $31 million. The 2019 Term Loan was fully repaid on March 12, 2013.

Secured Revolving Credit Facility

On April 27, 2012, NXP B.V. and NXP Funding LLC concluded the Secured Revolving Credit Facility under which it borrowed $330 million to settle and close its existing revolving credit facility. It subsequently reduced its outstanding drawings to $230 million as of December 31, 2012.

On October 24, 2012, NXP B.V. and NXP Funding LLC agreed with certain participating banks to increase the borrowing capacity under the Secured Revolving Credit Facility subject to an effective date of October 29, 2012. The borrowing capacity under the Secured Revolving Credit Facility was increased by €120 million (approximately $155 million) up to a total amount of €620 million ($818 million). The Secured Revolving Credit Facility will expire on March 1, 2017 and will be used for general corporate purposes.

2013 Super Priority Notes

During 2012, NXP B.V. and NXP Funding LLC redeemed all Euro denominated Super Priority Notes 2013, which had an aggregate principal amount of €29 million and all U.S. dollar denominated Super Priority Notes 2013, which had an aggregate principal amount of $221 million.

2020 Term Loan

On December 10, 2012, our subsidiary, NXP B.V. together with NXP Funding LLC entered into a new $500 million aggregate principal amount Senior Secured Term Loan Facility due January 11, 2020. The Term Loan was issued with an original issue discount at 99.5% of par and was recorded at its fair value of $498 million on the accompanying Consolidated Balance Sheet. The net proceeds of this issuance, together with a $100 million draw-down under our existing revolving credit facility and approximately $12 million of cash on hand, were used to settle our tender offer for $500 million of the U.S. dollar-denominated 9.75% Senior Notes due 2018, and pay related call premiums of $86 million, accrued interest of $18 million and debt issuance costs of $6 million.

2011 Financing Activities

2016 Floating Rate Notes

During the fourth quarter 2011, NXP, in a two-step private exchange transaction, issued an additional $615 million principal amount of U.S. dollar-denominated senior secured floating rate notes due 2016. These notes were exchanged for $333 million principal amount of existing U.S. dollar-denominated floating rate notes due 2013 and €202 million principal amount of existing euro-denominated floating rate notes due 2013. On May 21, 2013, all the U.S. dollar-denominated senior secured floating rate notes due 2016 were redeemed.

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

During the fourth quarter 2011, NXP entered into a second $500 million Senior Secured Term Loan Facility due 2017. The Second 2017 Term Loan was issued with an original issue discount at 96% of par and was recorded at its fair value of $480 million on the accompanying Consolidated Balance sheet. NXP redeemed $275 million of its U.S. dollar-denominated Senior Secured Floating Rate Notes due 2013 and €150 million of its Euro-denominated Senior Secured Floating Rate Notes due 2013. The second 2017 Term Loan was fully repaid on March 4, 2013.

2012 Revolving Credit Facility

In the third quarter of 2011, the utilized borrow capacity of $600 million under the Secured Revolving Credit Facility was repaid, mainly from the proceeds of $855 million related to the divestment of NXP’s Sound Solutions business.

Senior Notes 2015/2018

In the third quarter of 2011, as a result of various open market transactions we repurchased €32 million aggregate principal amount of Euro denominated Senior Notes due in 2015, $96 million aggregate principal amount of U.S. dollar denominated Senior Notes due in 2015 and $78 million aggregate principal amount of U.S. dollar denominated Senior Secured Notes due in 2018.

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

Debt Position

Short-term Debt

In 2013, our short-term debt of $40 million included other short-term bank borrowings of $24 million, related to a local bank loan in China

In 2012, our short-term debt of $307 million included other short-term bank borrowings of $36 million, related to a local bank loan in China, and the current portion of the Senior Secured notes due 2013 of $245 million which was due within one year and is classified within short-term debt.

Long-term Debt

As of December 31, 2013, $2,250 million aggregate principal amount of Notes were outstanding and $885 million of borrowings under the Term Loans. We had borrowings of $150 million under the Secured Revolving Credit Facility.

($ in millions)	December 31, 2012	Accrual of Debt Discount	Debt Exchanges/ Repurchases/ New Borrowings	Other(11)	December 31, 2013
U.S. dollar-denominated floating senior secured notes due November 2016(1)	608	1	(609)		—
U.S. dollar-denominated 9.75% senior secured notes due August 2018	422		(422)		—
U.S. dollar-denominated secured term credit agreement due April 2017(2)	485		(5)		480
U.S. dollar-denominated secured term credit agreement due April 2017(3)	472	1	(478)	5	—
U.S. dollar-denominated secured term credit agreement due March 2019(4)	460		(465)	5	—
U.S. dollar-denominated secured term credit agreement due April 2020(5)	493		(498)	5	—
U.S. dollar-denominated secured term credit agreement due April 2020 (6)	—		398	(4)	394
U.S. dollar-denominated 3.5% senior unsecured notes due September 2016(7)	—		500		500
U.S. dollar-denominated 3.75% senior unsecured notes due June 2018(8)	—		750		750
U.S. dollar-denominated 5.75% senior unsecured notes due February 2021(9)	—		500		500
U.S. dollar-denominated 5.75% senior unsecured notes due March 2023(10)	—		500		500

	2,940	2	171	11	3,124
Revolving Credit Facility	230		(80)		150
Other long-term debt	15		(7)	(1)	7

Total long-term debt	3,185	2	84	10	3,281

(1)	Interest accrues at a rate of LIBOR plus 5.50%.
(2)	On March 4, 2011, we entered into the First 2017 Term Loan for an initial principal amount of $500 million at a rate of interest of LIBOR plus 3.25% with a floor of 1.25%.
(3)	On November 18, 2011, we entered into the Second 2017 Term Loan for a second tranche of principal amount of $500 million at a rate of interest of LIBOR plus 4.25% with a floor of 1.25%.
(4)	On February 16, 2012 we entered into the 2019 Term Loan for an initial principal amount of $475 million at a rate of interest of LIBOR plus 4% with a floor of 1.25%.
(5)	On December 10, 2012, we entered into the 2020 Term Loan for an initial principal amount of $500 million at a rate of interest of LIBOR plus 3.5% with a floor of 1.25%.
(6)	On December 11, 2013, we entered into the 2020 Term Loan for an initial principal amount of $400 million at a rate of interest of LIBOR plus 2.5% with a floor of 0.75%.
(7)	On September 24, 2013, we issued $500 million aggregate principal amount of 3.5% Senior Unsecured Notes due 2016.
(8)	On May 20, 2013, we issued $750 million aggregate principal amount of 3.75% Senior Unsecured Notes due 2018.

(9)	On February 14, 2013, we issued $500 million aggregate principal amount of 5.75% Senior Unsecured Notes due 2021.
(10)	On March 15, 2013, we issued $500 million aggregate principal amount of 5.75% Senior Unsecured Notes due 2023.
(11)	Other mainly concerns the reclassification of the current portion of long-term debt.

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

The Indentures governing the Existing Secured Notes contain covenants that, among other things, limit our ability and that of our restricted subsidiaries to incur additional indebtedness, create liens, pay dividends, redeem capital stock, make certain other restricted payments or investments, enter into agreements that restrict dividends from restricted subsidiaries, sell assets, including capital stock of restricted subsidiaries, engage in transactions with affiliates, and effect a consolidation or merger. As of December 31, 2013, and as of the date of filing of this Annual Report on Form 20-F, we are in compliance with our restrictive covenants contained in the Indentures.

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

The accounting policies where management believes the nature of the estimates or assumptions involved is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change are as follows: Inventories, Goodwill, Impairment or disposal of identified intangible assets and tangible fixed assets, Revenue recognition, Income taxes, Postretirement benefits, Share-based compensation and Litigation and claims.

If actual results differ significantly from management’s estimates, there could be a material adverse effect on our results of operations, financial condition and liquidity.

C. Research and Development, Patents and Licenses, etc.

Research and Development

We believe that our future success depends on our ability to both improve our existing products and to develop new products for both existing and new markets. We direct our research and development efforts largely to the development of new High Performance Mixed Signal semiconductor solutions where we see significant opportunities for growth. We target applications that require stringent overall system and subsystem performance. As new and challenging applications proliferate, we believe that many of these applications will benefit from our solutions. We have assembled a team of highly skilled semiconductor and embedded software design engineers with expertise in RF, analog, power management, interface, security and digital processing. As of December 31, 2013, we had approximately 3,272 employees in research and development, of which approximately 2,974 support our High Performance Mixed Signal businesses and approximately 298 support our Standard Products businesses. Our engineering design teams are located in India (Bangalore), China (Shanghai, Beijing), the United States (San Jose, Tempe), France (Caen, Suresnes), Germany (Hamburg, Dresden), Austria (Gratkorn), the Netherlands (Nijmegen, Eindhoven), Hong Kong, Singapore, the United Kingdom (Manchester, Sheffield), Switzerland (Zurich) and Belgium (Leuven). Our research and development expenses were $639 million in 2013 (of which 85% related to our High Performance Mixed Signal businesses) and $628 million in 2012.

To outpace market growth we invest in research and development to extend or create leading market positions, with an emphasis on fast growing sizable market segments, such as identification and smart mobile, and emerging segments, such as the Internet of Things and automotive solid state lighting. Finally, we invest around 4% of our total research and development expenditures in research activities that develop fundamental new technologies or product categories that could contribute significantly to our company growth in the future.

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

Intellectual Property

The creation and use of intellectual property is a key aspect of our strategy to differentiate ourselves in the marketplace. We seek to protect our proprietary technologies by obtaining patents, retaining trade secrets and defending, enforcing and utilizing our intellectual property rights, where appropriate. We believe this strategy allows us to preserve the advantages of our products and technologies, and helps us to improve the return on our investment in research and development. Our portfolio of approximately 9,300 patents and patent applications, as well as our royalty-free licenses to patents held by Philips, give us the benefit of one of the largest patent portfolio positions in the High Performance Mixed Signal and Standard Products markets. To protect confidential technical information that is not subject to patent protection, we rely on trade secret law and frequently enter into confidentiality agreements with our employees, customers, suppliers and partners. In situations where we believe that a third party has infringed on our intellectual property, we enforce our rights through all available legal means to the extent that we determine the benefits of such actions to outweigh any costs involved.

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

We believe that we are strategically positioned to capture rapid growth in emerging markets through our strong position in Asia Pacific (excluding Japan), which represented 64% of our revenue in 2013, compared to 62% of our revenue in 2012. In particular, Greater China represented 45% of our revenue in 2013, compared to 41% of our revenue in 2012.

E. Off-balance Sheet Arrangements

As of December 31, 2013, we had no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Presented below is a summary of our contractual obligations as at December 31, 2013

($ in millions)	Total	2014	2015	2016		2017		2018		2019 and thereafter
Long-term debt	3,287	10	12	510	(1)	623	(2)	754	(3)	1,378	(4)
Capital lease obligations	11	6	2	2		1		—		—
Short-term debt	24	24	—	—		—		—		—
Operating leases	107	24	22	16		12		9		24
Interest on the notes (5)	799	142	142	135		103		84		193
Long-term purchase contracts	166	78	50	16		10		6		6

Total contractual cash obligations (5)(6)	4,394	284	228	679		749		853		1,601

(1)	On September 24, 2013, we issued $500 million aggregate principal amount of 3.5% Senior Unsecured Notes due 2016.
(2)	On March 4, 2011, we entered into the First 2017 Term Loan with an initial principal amount of $500 million at a rate of interest of LIBOR plus 3.25% with a floor of 1.25%.
(3)	On May 20, 2013, we issued $750 million aggregate principal amount of 3.75% Senior Unsecured Notes due 2018.

(4)	On December 10, 2012, we entered into the 2020 Term Loan for an initial principal amount of $500 million at a rate of interest of LIBOR plus 3.5% with a floor of 1.25%. On December 11, 2013, NXP entered into a new $400 million aggregate principal amount senior secured term loan facility due January 11, 2020 at a rate of interest of LIBOR plus 2.5% with a floor of 0.75%. Concurrently, NXP called the $496 million principal amount senior secured term loan facility due January 11, 2020. On February 14, 2013, we issued $500 million aggregate principal amount of 5.75% Senior Unsecured Notes due 2021 and on March 15, 2013, we issued $500 million aggregate principal amount of 5.75% Senior Unsecured Notes due 2023.
(5)	The interest on the notes was determined on the basis of LIBOR interest rates for floating rate instruments and on the basis of contractual agreed interest rates for other debt instruments.
(6)	Certain of these obligations are denominated in currencies other than U.S. dollars, and have been translated from foreign currencies into U.S. dollars based on an aggregate average rate of $1.3285 per €1.00, in effect at December 31, 2013. As a result, the actual payments will vary based on any change in exchange rate.

Our debt instruments had accrued interest of $27 million as of December 31, 2013 (December 31, 2012: $25 million).

Certain contingent contractual obligations, which are not reflected in the table above, include contractual agreements, such as supply agreements, containing provisions that certain penalties may be charged if we do not fulfill our commitments.

We sponsor pension plans in many countries in accordance with legal requirements, customs and the local situation in the countries involved. These are defined-benefit pension plans, defined contribution pension plans and multi-employer plans. Contributions to funded pension plans are made as necessary, to provide sufficient assets to meet future benefits payable to plan participants. These contributions are determined by various factors, including funded status, legal and tax considerations and local customs. We currently estimate contributions to funded pension plans will be $67 million in 2014, consisting of $4 million in employer contributions to defined-benefit pension plans and $63 million in employer contributions to defined-contribution pension plans and multi-employer plans. The expected cash outflows in 2014 and subsequent years are uncertain and may change as a consequence of statutory funding requirements as well as changes in actual versus currently assumed discount rates, estimations of compensation increases and returns on pension plan assets.

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

A. Directors and Senior Management

The following description sets forth certain information about management and management-related matters. We have a one-tier board structure.

Board of Directors

Set forth below are the names, ages and positions as of December 31, 2013, of the persons who serve as members of our board of directors.

Name	Age	Position
Richard L. Clemmer	62	Executive director, president and chief executive officer
Sir Peter Bonfield	69	Non-executive director and chairman of the board
Johannes P. Huth	53	Non-executive director and vice-chairman of the board
Kenneth A. Goldman	64	Non-executive director
Dr. Marion Helmes*	48	Non-executive director
Josef Kaeser	56	Non-executive director
Ian Loring	47	Non-executive director
Michel Plantevin	57	Non-executive director
Jean-Pierre Saad*	33	Non-executive director
Julie Southern*	54	Non-executive director

*	Mr. Saad was appointed to replace Nicolas Cattelain, who resigned as non-executive director of the Company on May 30, 2013. On October 10, 2013, Dr. Helmes and Ms. Southern were appointed as non-executive directors of the Company. On October 10, 2013, Vikram Bhatia, and on December 13, 2013, Egon Durban and Roy MacKenzie resigned as non-executive directors of the Company.

•	Richard L. Clemmer (1951, American). Mr. Clemmer became executive director, president and chief executive officer on January 1, 2009. Prior to that, from December 2007, Mr. Clemmer was a member of the supervisory board of NXP B.V. and a senior advisor of Kohlberg Kravis Roberts & Co. Prior to joining NXP, he was the President and CEO of Agere Systems, served as Chairman of u-Nav Microelectronics Corporation, and held a five-year tenure at Quantum Corporation where he was executive vice president and chief financial officer. Prior to that, Mr. Clemmer worked for Texas Instruments Incorporated as senior vice president and semiconductor group chief financial officer. Mr. Clemmer also serves on the board of NCR Corporation.

•	Sir Peter Bonfield CBE FREng (1944, British). Sir Peter has been appointed as a non-executive director and as the chairman of our board of directors in August 2010. Prior to that, Sir Peter was the chairman of the supervisory board of NXP B.V. from September 29, 2006. Sir Peter served as chief executive officer and chairman of the executive committee for British Telecom plc from 1996 to 2002 and prior to that was chairman and chief executive officer of ICL plc (now Fujitsu Services Holdings Ltd.). Sir Peter also worked in the semiconductor industry during his tenure as a divisional director at Texas Instruments Incorporated, for whom he held a variety of senior management positions around the world. Sir Peter currently holds non-executive directorships at Telefonaktiebolaget LM Ericsson, Taiwan Semiconductor Manufacturing Company Limited, Mentor Graphics Corporation and Sony Corporation. Sir Peter is Chair of Council and Senior Pro-Chancellor at Loughborough University, Senior Advisor to N M Rothschild in London and Board Mentor at CMi in Belgium. He is also Advisor to Longreach LLP in Hong Kong and NVP LLP in New Jersey.

•	Johannes P. Huth (1960, German). Mr. Huth has been appointed as a non-executive director and vice-chairman of our board of directors in August 2010. Prior to that, Mr. Huth was a member and chairman of our supervisory board and a member and vice-chairman of NXP B.V.’s supervisory board from September 29, 2006. He is currently the chairman of WMF AG, chairman of the supervisory board of ProSieben Sat 1 Media AG, a member of the board of KION AG, a member of the advisory board of Wild Flavors GmbH, a director of Kohlberg Kravis Roberts & Co. Ltd and President of Kohlberg Kravis Roberts & Co. SAS.

•	Kenneth A. Goldman (1949, American). Mr. Goldman has been appointed as a non-executive director of our board of directors effective August 6, 2010. Mr. Goldman is chief financial officer of Yahoo!, Inc responsible for Yahoo!’s global finance functions including financial planning and analysis, controllership, tax, treasury and investor relations since October 2012. Prior to that, Mr. Goldman served as senior vice president, finance and administration, and chief financial officer of Fortinet, Inc, a provider of unified threat management solutions, from September 2007 to September 2012. From November 2006 to August 2007, Mr. Goldman served as executive vice president and chief financial officer of Dexterra, Inc. From August 2000 until March 2006, Mr. Goldman served as senior vice president, finance and administration, and chief financial officer of Siebel Systems, Inc., and from December 1999 to December 2003, Mr. Goldman served on the Financial Accounting Standards Board’s primary advisory group. Mr. Goldman also serves on the board of directors of Gigamon, an intelligent Traffic Visibility solutions provider, Infinera, Inc., and Yahoo! Japan. Mr. Goldman was a member of board of trustees of Cornell University from 2005 to 2013 and was designated as Emeritus Trustee. He was formerly a member of the Treasury Advisory Committee on the Auditing Profession, a public committee that made recommendations in September 2008 to encourage a more sustainable auditing profession. Mr. Goldman holds a B.S. in Electrical Engineering from Cornell University and an M.B.A. from the Harvard Business School.

•	Dr. Marion Helmes (1965, German). Dr. Helmes has been appointed a non-executive director of our board of directors in October 2013. Dr. Helmes is the Speaker of the Management Board of Celesio AG since July 2013; in addition she is CFO of Celesio since July 2013. Prior to joining Celesio, she was member of the board of management and CFO of Q-Cells SE (from July 2011 to ultimo 2012) and from 1997 to 2011 she held various management roles at ThyssenKrupp, including CFO of ThyssenKrupp Stainless and CFO of ThyssenKrupp Elevator. Dr. Helmes currently is also member of the Central Advisory Board of Commerzbank AG and a member of the supervisory board and the audit committee of Fugro N.V (The Netherlands).

•	Josef Kaeser (1957, German). Mr. Kaeser has been appointed as a non-executive director of our board of directors effective September 1, 2010. Mr. Kaeser is the president and chief executive officer of Siemens AG since August 2013. Prior to this, from May 2006 to August 2013, he was executive vice president and chief financial officer of Siemens AG. From 2004 to 2006, Mr. Kaeser served as chief strategy officer for Siemens AG and as the chief financial officer for the mobile communications group from 2001 to 2004. Mr. Kaeser has additionally held various other positions within the Siemens group since he joined Siemens in 1980. Mr. Kaeser also serves on the managing board of Siemens AG and the board of directors of Siemens Ltd., India, Allianz AG, Germany.

•	Ian Loring (1966, American). Mr. Loring has been appointed a non-executive director of our board of directors in August 2010. Mr. Loring became a member of our supervisory board and the supervisory board of NXP B.V. on September 29, 2006 and is a managing director of Bain Capital Partners, LLC. Prior to joining Bain Capital Partners in 1996, Mr. Loring worked at Berkshire Partners and has previously also worked at Drexel Burnham Lambert. He serves as a director of SkillSoft Limited, Clear Channel Communications Inc., The Weather Channel Inc., Denon & Marantz and BMC Software, Inc. Mr. Loring previously served on the board of Warner Music Group Corporation, Cumulus Media Inc. and Echelon Telecom Inc.

•	Michel Plantevin (1956, French). Mr. Plantevin has been appointed a non-executive director of our board of directors in August 2010. Mr. Plantevin became a member of our supervisory board and the supervisory board of NXP B.V. on September 29, 2006 and is a managing director of Bain Capital, LLC. Prior to joining Bain Capital LLC. in 2003, Mr. Plantevin worked at Goldman Sachs in London, and prior to that he was a partner with Bain & Company in London and Paris. He also serves as a director of FCI, Bravida AB, Trinseo and IMCD.

•	Jean-Pierre Saad (1980, Belgian-Lebanese). Mr. Saad has been appointed as non-executive director of our board of directors effective May 30, 2013. Mr. Saad is a member of the European Telecom and Technology team of Kohlberg Kravis Roberts & Co and has been involved in Kohlberg Kravis Roberts & Co.’s investments in SBB/Telemach, Acteon, Legrand and Van Gansewinkel Groep. Prior to joining Kohlberg Kravis Roberts & Co., he was at Lehman Brothers in London.

•	Ms. Julie Southern (1959, British). Ms. Southern has been appointed a non-executive director of our board of directors in October 2013. She was with Virgin Atlantic Limited (UK) from 2000 to May 2013. From 2010 to 2013 Ms. Southern was chief commercial officer and from 2000 to 2010 she was chief financial officer of Virgin Atlantic. Prior to joining Virgin Atlantic, she was group finance director at Porsche Cars Great Britain and finance and operations director at W H Smith – H J Chapman & Co Ltd. Prior to that, she was chartered accountant at Price Waterhouse Coopers.

Management Team

Set forth below are the names, ages as of December 31, 2013, and positions of the executive officers who together with our chief executive officer, Mr. Clemmer, constitute our management team.

Name	Age	Position
Richard L. Clemmer	62	Executive director, president and chief executive officer
Chris Belden	53	Executive vice president and general manager of operations
Guido Dierick	54	Executive vice president and general counsel
Alexander Everke	50	Executive vice president and general manager HPMS Industrial and Infrastructure
Dave French	57	Executive vice president of R&D, and general manager HPMS Portable and Computing
Loh Kin Wah	59	Executive vice president sales & marketing
Peter Kelly	56	Executive vice president and chief financial officer
Robert Rigby-Hall	48	Executive vice president and chief human resources officer
Sean Hunkler	51	Executive president and general manager of operations
Ruediger Stroh	51	Executive vice president and general manager HPMS Identification
Frans Scheper	51	Executive vice president and general manager Standard Products
Kurt Sievers	44	Executive vice president and general manager HPMS Automotive
Hai Wang	53	Executive vice president of R&D

•	Chris Belden (1960, American). Mr. Belden is executive vice president, general manager of operations and member of the management team. He joined NXP as senior vice president, global manufacturing in March, 2008. Previously Mr. Belden worked for Applied Materials Inc., where he was responsible for global operations. Before that, he spent the majority of his career at Motorola, Inc. and Freescale Semiconductor Inc., where he was responsible for Freescale’s global manufacturing operations.

•	Guido Dierick (1959, Dutch). Mr. Dierick is executive vice president, general counsel, secretary of our board of directors and member of the management team. Since 2000 he has been responsible for legal and intellectual property matters at NXP. He previously was employed by Philips from 1982 and worked in various legal positions.

•	Alexander Everke (1963, German). Mr. Everke is executive vice president, member of the management team and general manager of our High Performance Mixed Signal businesses focused on the industrial and infrastructure application markets. He previously served in various senior management positions within NXP. Mr. Everke joined NXP in 2006 from Infineon Technologies AG, where he served last as general manager of the Chip Card & Security ICs business unit. Before Infineon, Mr. Everke worked for several years at Siemens AG.

•	Dave French (1956, American). Mr. French is executive vice president, member of the management team and general manager of our High-Performance Mixed-Signal businesses focused on the portable and computing markets. Mr. French has more than 30 years experience in the semiconductor industry and has had direct experience in product development, marketing, manufacturing, strategic planning and business management. He started his career at Texas Instruments, working in microcontroller and DSP product line management and he later served as GM of logic products at Fairchild semiconductor, and GM of Analog Devices’ DSP business line. Mr. French also served as President and CEO of Cirrus Logic from 1999-2007 and joined NXP in April 2012, after working as an advisor to several venture-backed companies.

•	Loh Kin Wah (1954, Malaysian). Mr. Loh Kin Wah is executive vice president, member of the management team, responsible for sales & marketing. Mr. Loh joined NXP in October, 2011. He previously was the President and CEO of Qimonda AG following its spin-out from Infineon Technologies AG. Prior to this appointment, he was a member of the Infineon AG Executive Management Board responsible for the Communication Business Group and subsequently the Memories Product Group. Mr. Loh has held a series of management positions within Infineon AG and its parent company Siemens AG, both in Europe and Asia.

•	Peter Kelly (1957, American). Mr. Kelly is executive vice president and chief financial officer of NXP and a member of the management team. He joined NXP in March, 2011, sharing responsibility with Mr. Belden for managing our overall operations, and since July 2012 he is CFO. Mr. Kelly has over 30 years of applicable experience in the global technology industry and has extensive financial expertise having worked in financial management positions in several other companies, including as CFO of UGI Corp. and Agere Systems Inc. Mr. Kelly also serves on the board of Plexus, Corp.

•	Robert Rigby-Hall (1965, British). Mr. Rigby-Hall is executive vice president, chief human resources officer and member of the management team since August, 2011. Previously, Mr. Rigby-Hall was chief HR officer of LexisNexis, a global provider of information and technology solutions, that is part of Anglo-Dutch group Reed Elsevier.

•	Sean Hunkler (1962, American). Mr. Hunkler is executive vice president, general manager of operations and a member of the management team. He shares responsibility with Mr. Belden for managing the company’s Global Operations. Mr. Hunkler joined NXP in July, 2012 with more than 28 years of experience in the semiconductor and materials industries in the US and Asia, including leading roles in internal and external manufacturing operations for MEMC and Freescale. Previously, Mr. Hunkler also served as a non-executive director on the board of SMIC and is a founding trustee of the Virginia Commonwealth University Engineering Foundation Board.

•	Ruediger Stroh (1962, German). Mr. Stroh is executive vice president, member of the management team and general manager of our High Performance Mixed Signal businesses focused on the identification application markets. Before joining NXP in May, 2009, he led LSI Corporation’s Storage Peripherals business, overseeing silicon solutions for hard disk and solid state drives addressing consumer and enterprise markets. Previously, he headed Agere System Inc’s storage division and served as chief executive officer for a number of start-up companies. Mr. Stroh began his career at Siemens AG where he held multiple management positions before joining Infineon Technologies AG.

•	Frans Scheper (1962, Dutch). Mr. Scheper has been executive vice president and general manager for the Standard Products business since November, 2009, and has been a member of the management team since January, 2010. He has previously served as general manager of the general applications (discretes) business line within the multimarket business and served in various positions at Philips since 2000.

•	Kurt Sievers (1969, German). Mr. Sievers has been executive vice president and general manager of our High Performance Mixed Signal businesses focused on the automotive application markets since November 2009 and since January 2010 he has been a member of the management team. He has previously managed the automotive safety and comfort business line and served in various positions at Philips since 1995.

•	Hai Wang (1960, American). Dr. Wang is executive vice president of R&D, leads the NXP R&D leadership team and is a member of our management team. He joined NXP as senior vice president, global external manufacturing in operations in July 2010. Mr. Wang has more than 24 years of experience in the semiconductor industry, where his management experience spans from IC design, technology R&D, front end & back end operations, sourcing, marketing and IP licensing. Prior to joining NXP, he held senior executive positions at companies as LSI Corporation, Agere Systems and Flextronics Semiconductors. He was co-founder and CEO of start-up MiraWave, Inc. Mr. Wang started his career at National Semiconductor as a technology R&D engineer.

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

Base Salary

We currently pay our chief executive officer an annual base salary of €1,142,000, the chairman of our board of directors an annual fixed fee of €275,000 and the other members of our board of directors an annual fixed fee of $85,000 gross. Members of our Audit Committee and the Nominating & Compensation Committee receive an additional annual fixed fee of $6,000 gross and the chairmen of both committees receive an additional annual fixed fee of $10,000 and $8,000 gross, respectively. For the year ended December 31, 2013, the members of our management team as a group (in total 13 members) received a total aggregate compensation of €7,974,976, compared to a total aggregate compensation of €7,800,000 (in total 14 members) in 2012.

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

Annual Incentive

Each year, our chief executive officer, the other members of our management team and our other executives can qualify to earn a variable cash incentive, subject to whether certain specific and challenging performance targets have been met. For our chief executive officer, the on-target cash incentive percentage is set at 75% of the base salary, with the maximum cash incentive set at 150% of the annual base salary. The cash incentive pay-out in any year relates to the achievements of the preceding financial year in relation to agreed targets. In 2013, an amount of €1,044,930 has been paid to our chief executive officer as annual incentive bonus for our performance in 2012. The total annual incentive bonus amount paid in 2013 to members of our management team, including our chief executive officer, is €4,002,021. In 2012, an amount of €70,200 has been paid to members of our management team, including our chief executive officer.

Share Based Compensation Plans

The purpose of our share based compensation plans, including the Management Equity Stock Option Plan implemented prior to the consummation of our initial public offering in August 2010 and our subsequent Long-Term Incentive Plans 2010, 2011, 2012 and 2013, is to align the interests of management with those of our stockholders by providing additional incentives to improve our medium and long term performance, by offering the participants an opportunity to share in the success of NXP.

In the period from 2007 until our initial public offering in August 2010, we granted stock options to the members of our management team and to approximately 135 of our other executives under the Management Equity Stock Option Plan (“MEP”). Under the MEP, the participants acquired the right to purchase a certain number of shares of common stock at a predetermined exercise price, provided that certain conditions are met. The stock options (“MEP Options”) have a vesting schedule as specified upon the grant to the individuals. Pursuant to our MEP, members of our management team and certain other executives will be allowed to exercise, from time to time, their vested MEP Options. The proportion of MEP Options available for exercise relates to the aggregate number of shares of common stock sold by our co-investors, including the Private Equity Consortium, and all such MEP Options became fully exercisable upon the Private Equity Consortium ceasing to hold 30% of our shares of common stock which was the case following the consummation of the secondary offering of shares on September 18, 2013. Current employees owning MEP Options may exercise such MEP Options during the period of five years as of September 18, 2013, subject to these employees remaining employed by us and subject to the applicable laws and regulations. As of December 31, 2013, a total of 5,401,285 MEP Options were granted and outstanding to a group of 54 (current) NXP executives (which includes our chief executive officer and other members of the management team and our chairman of the board of directors). These MEP Options can be exercised at exercise prices which vary from €2.00 to €50.00 per stock option.

In November 2010 and 2011, and in October 2012 and 2013, we introduced Long Term Incentive Plans 2010, 2011, 2012 and 2013, respectively, under which performance stock, restricted stock and stock options may be granted to the members of our board of directors, management team, our other executives, selected other key employees/talents of NXP and selected new hires. Under these Long Term Incentive Plans 2010, 2011, 2012 and 2013, equity incentives may be granted on, or the day after, the dates NXP publishes its quarterly financials, beginning on November 2, 2010, November 1, 2011, October 25, 2012 and October 24, 2013, respectively. Performance stock and restricted stock vest over a period of three years, subject to relevant performance criteria relating to operating income being met, and stock options vest over four years. The size of the annual equity pool available for Long Term Incentive Plan 2010 awards from November 2, 2010 up to the fourth quarter of 2011 was for an aggregate of up to 7,200,000 common shares in our share capital. On December 31, 2013, grants to 531 participants were outstanding, in total representing some 1,826,587 shares of common stock, consisting of 33,334 performance stock units, 34,949 restricted stock units and 1,758,304 stock options.

The size of the annual equity pool available for Long Term Incentive Plan 2011 awards from November 1, 2011 up to the fourth quarter of 2012 was for an aggregate of up to 8,570,000 (including a number of 1,370,000 which remained from the 2010 LTIP pool) common shares in our share capital. On December 31, 2013, grants to 927 participants were outstanding, in total representing 4,945,875 shares of common stock, consisting of 1,131,122 performance stock units, 622,547 restricted stock units and 3,192,206 stock options.

The size of the annual equity pool available for Long Term Incentive Plan 2012 awards from October 25, 2012 up to the fourth quarter of 2013 was for an aggregate of up to 9.3 million (including 2.1 million which remained from the 2011 LTIP pool) common shares in our share capital. On December 31, 2013, grants to 1,068 participants were outstanding, in total representing 7,271,390 shares of common stock, consisting of 2,289,337 performance stock units, 1,174,920 restricted stock units and 3,807,133 stock options.

The size of the annual equity pool available for Long Term Incentive Plan 2013 awards from October 24, 2013 up to the fourth quarter of 2014 is for an aggregate of up to 6.7 million (including 0.4 million which remained from the 2012 LTIP pool) common shares in our share capital. On December 31, 2013, grants to 1,494 participants were outstanding, in total representing 4,004,244 shares of common stock, consisting of 525,510 performance stock units, 1,990,559 restricted stock units and 1,488,175 stock options.

Shares to be delivered under any equity program may be newly issued, for up to 10% of our share capital, or they may come out of treasury stock or be purchased from time to time upon the decision of our board of directors.

As of December 31, 2013, the following stock options, restricted stock, performance stock and shares of common stock were outstanding with members of our board of directors:

Richard L. Clemmer, CEO and president

As of December 31, 2013, our chief executive officer held 223,233 shares and had been granted the following (vested and unvested) stock options and (unvested) performance stock units, which were outstanding:

Series	Number of Stock Options	Exercise Price (in $)	Number of Stock Options per vesting schedule
			10/24/14	10/24/15	10/24/16	10/24/17
2013/October	344,635	39.58	86,158	86,159	86,159	86,159

Series	Number of Stock Options	Exercise Price (in $)	Number of Stock Options per vesting schedule
			10/25/13	10/25/14	10/25/15	10/25/16
2012/October	410,000	23.49	102,500	102,500	102,500	102,500

Series	Number of Stock Options	Exercise Price (in $)	Number of Stock Options per vesting schedule
			11/01/12	11/01/13	11/01/14	11/01/15
2011/November	410,000	16.84	102,500	102,500	102,500	102,500

Series	Number of Stock Options	Exercise Price (in $)	Number of Stock Options per vesting schedule
			11/02/11	11/02/12	11/02/13	11/02/14
2010/November	360,252	13.27	90,063	90,063	90,063	90,063

Series	Number of Stock Options	Exercise Price (in €)	Number of Stock Options per vesting schedule
			01/01/10	01/01/11	01/01/12	01/01/13
2009/1	415,000	2.00	103,750	103,750	103,750	103,750
2009/2	1,400,000	15.00	350,000	350,000	350,000	350,000
2009/3	234,000	30.00	58,500	58,500	58,500	58,500
2009/4	374,252	40.00	93,563	93,563	93,563	93,563

Total	2,423,252		605,813	605,813	605,813	605,813

Series	Number of Performance Stock Units	Number of Performance Stock Units per vesting schedule
		10/24/14	10/24/15	10/24/16	10/24/17
2013/October	159,786	Maximum 33% of total	Maximum 67% of total	Up to 100% of total	Up to 100% of total

Series	Number of Performance Stock Units	Number of Performance Stock Units per vesting schedule
		03/01/14	03/01/16
2013/March	350,000	35,000	315,000

Series	Number of Performance Stock Units	Number of Performance Stock Units per vesting schedule
		10/25/14	10/25/15	10/25/16
2012/October	200,000	Maximum 100,000	Up to 200,000	Up to 200,000

Series	Number of Performance Stock Units	Number of Performance Stock Units per vesting schedule
		02/09/14	02/09/15
2011/November	300,000	Maximum 200,000	Up to 300,000

Sir Peter Bonfield, chairman of the board of directors

As of December 31, 2013, the chairman of our board of directors held 19,999 shares, and the following (vested) stock options and (unvested) restricted stock units had been granted to him and were outstanding:

Series	Number of Restricted Stock Units	Number of Stock Units per vesting schedule
		10/24/14	10/24/15	10/24/16
2013/October	5,055	1,685	1,685	1,685

Series	Number of Restricted Stock Units	Number of Stock Units per vesting schedule
		10/25/14	10/25/15
2012/October	6,667	3,333	3,334

Series	Number of Restricted Stock Units	Number of Stock Units per vesting schedule
		11/01/14
2011/November	3,334	3,334

Series	Number of Vested Stock Options	Exercise Price (in €)
2009/3	23,550	30.00

Other members of our board of directors

As of December 31, 2013, the other members of our board of directors held the following number of shares:

Mr. Huth: 89,999 of which 19,999 are from vested stock units

Mr. Goldman: 22,999 of which 19,999 are from vested stock units

Mr. Kaeser: 19,999 from vested stock units

Mr. Loring: 19,999 from vested stock units

Mr. Plantevin: 19,999 from vested stock units

To each of Messrs. Huth, Goldman, Kaeser, Loring and Plantevin, all being members of our board of directors, the following restricted stock units had been granted and were outstanding as of December 31, 2013:

Series	Number of Restricted Stock Units	Number of Stock Units per vesting schedule
		10/24/14	10/24/15	10/24/16
2013/October	5,055	1,685	1,685	1,685

Series	Number of Restricted Stock Units	Number of Stock Units per vesting schedule
		10/25/14	10/25/15
2012/October	6,667	3,333	3,334

Series	Number of Restricted Stock Units	Number of Stock Units per vesting schedule
		11/01/14
2011/November	3,334	3,334

To each of Dr. Helmes and Ms. Southern, and to Mr. Saad, in 2013 being appointed as member of our board of directors, the following restricted stock units had been granted and were outstanding as of December 31, 2013:

Series	Number of Restricted Stock Units		Number of Stock Units per vesting schedule
		10/24/14	10/24/15	10/24/16
2013/October	5,055	1,685	1,685	1,685

Pensions

Our chief executive officer and eligible members of the management team participate in the executives’ pension plan, which we set up in the Netherlands and which consists of a combination of a career average and a defined-contribution plan. The plan does not require employee contributions. We paid for our chief executive officer a total pension plan contribution of €591,508 in 2013 (2012: €572,369). We also paid a total pension plan contribution in the aggregate of €1,160,470 (2012: €1,260,000) to the members of our management team.

Additional Arrangements

In addition to the main conditions of employment, a number of additional arrangements apply to our chief executive officer and other members of the management team. These additional arrangements, such as housing compensation and relocation allowances, medical insurance, accident insurance, school fee compensation and company car arrangements are broadly in line with those for the NXP executives globally. In the event of disablement, our chief executive officer and other members of the management team are entitled to benefits in line with those for other NXP executives. In the event of our chief executive officer’s death while in the service of NXP, any unvested equity awards (including any NXP stock options, performance stock units and restricted stock units) will vest. In line with regulatory requirements, the Company’s policy forbids personal loans, guarantees or similar arrangements to members of our board, and consequently no loans, guarantees or similar arrangements were granted to such members since 2010, nor were any such loans outstanding as of December 31, 2013.

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

Summary Compensation Table

The following table sets forth the annual compensation paid or granted during the year ended December 31, 2013 to the members of our board of directors on an individual basis for services in all capacities.

	Salary and/ or fees		Performance related compensation (€)	Number of stock, stock options and stock units granted	Non-equity incentive plan compensation or benefits in kind (€)	Pension, retirement or similar benefits (€)
Richard L. Clemmer	1,142,000	(1)	1,044,930	854,421	1,035,596	591,508
Sir Peter Bonfield	275,000	(1)	—	5,055	—	—
	6,000	(2)	—	—	—	—
Johannes P. Huth	91,000	(2)	—	5,055	—	—
Vikram Bhatia*	72,042	(2)	—	—	—	—
Nicolas Cattelain*	35,417	(2)	—	—	—	—
Egon Durban*	81,458	(2)	—	—	—	—
Kenneth A. Goldman	101,000	(2)	—	5,055	—	—
Dr. Marion Helmes*	19,716	(2)	—	5,055	—	—
Josef Kaeser	91,000	(2)	—	5,055	—	—
Ian Loring	85,000	(2)	—	5,055	—	—
Michel Plantevin	99,000	(2)	—	5,055	—	—
Roy MacKenzie*	81,458	(2)	—	—	—	—
Jean-Pierre Saad*	49,583	(2)	—	5,055	—	—
Julie Southern*	19,716	(2)	—	5,055	—	—

Total:	1,417,000	(1)	1,044,930	899,916	1,035,596	591,508
	832,390	(2)

1)	in €
2)	in $
*	Mr. Jean-Pierre Saad was appointed to replace Nicolas Cattelain, who resigned as non-executive director of the Company on May 30, 2013. On October 10, 2013, Dr. Marion Helmes and Ms. Julie Southern were appointed as non-executive directors of the Company. On October 10, 2013, Mr. Vikram Bhatia, and on December 13, 2013, Messrs. Egon Durban and Roy MacKenzie, resigned as non-executive directors of the Company.

The following table sets forth the annual compensation paid or granted during the year ended December 31, 2012 to the members of our board of directors on an individual basis for services in all capacities.

	Salary and/ or fees		Performance related compensation (€)	Number of stock, stock options and stock units granted	Non-equity incentive plan compensation or benefits in kind (€)	Pension, retirement or similar benefits (€)
Richard L. Clemmer	1,142,000	(1)	—	710,000	840,000	572,369
Sir Peter Bonfield	275,000	(1)	—	10,000	—	—
	6,000	(2)	—			—
Johannes P. Huth	91,000	(2)	—	10,000	—	—
Vikram Bhatia*	91,000	(2)	—	10,000	—	—
Nicolas Cattelain*	85,000	(2)	—	10,000	—	—
Egon Durban*	85,000	(2)	—	10,000	—	—
Kenneth A. Goldman	101,000	(2)	—	10,000	—	—
Josef Kaeser	91,000	(2)	—	10,000	—	—
Ian Loring	85,000	(2)	—	10,000	—	—
Michel Plantevin	99,000	(2)	—	10,000	—	—
Richard Wilson*	35,416	(2)	—	—	—	—
Roy MacKenzie*	49,584	(2)	—	10,000	—	—

Total:	1,417,000	(1)	—	810,000	840,000	572,369
	819,000	(2)

1)	in €
2)	in $
*	Mr. Richard Wilson resigned as non-executive director of the Company on May 30, 2012. Mr. Nicolas Cattelain resigned as nonexecutive director of the Company on May 30, 2013. On October 10, 2013, Mr. Vikram Bhatia, and on December 13, 2013, Messrs. Egon Durban and Roy MacKenzie, resigned as non-executive directors of the Company.

C. Board Practices

Management Structure

We have a one-tier board structure, consisting of an executive director and non-executive directors.

Powers, Composition and Function

The number of executive and non-executive directors is determined by the board of directors. The board of directors will consist of one executive director and nine non-executive directors. The executive director, Mr. Clemmer, has been appointed as our chief executive officer.

The appointment of the directors will be made by our general meeting of stockholders upon a binding nomination of the board of directors. A resolution to appoint a director nominated by the board of directors shall be adopted by a simple majority of the votes cast. The board of directors shall make a list of candidates containing the names of the nominated persons for each vacancy to be filled. The nomination shall state whether the director is proposed to be an executive or non-executive director. The general meeting of stockholders may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two thirds majority of the votes cast, provided such majority represents more than half of our issued share capital. The board of directors may then make a new nomination. If a nomination has not been made or has not been made in due time, this shall be stated in the notice and the general meeting of stockholders shall be free to appoint a director at its discretion. The latter resolution of the general meeting of stockholders must also be adopted by at least two thirds majority of the votes cast, provided such majority represents more than half of our issued share capital.

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

A conflict of interest between the Company and one or more of our directors is not expected to have any impact on the authority of directors to represent the Company. Under our board regulations, a conflict needs to be reported to the board of directors and the board of directors shall resolve on the consequences, if any. Effective per January 1, 2013, Dutch law, in case of a conflict, does not allow the directors concerned to participate in discussions or vote on such matters.

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

Board Committees

While retaining overall responsibility, our board of directors has assigned certain of its tasks to permanent committees. Members of the permanent committees will be appointed by the board of directors. The board of directors will also determine the tasks of each committee. Our board of directors has established an audit committee and a nominating and compensation committee, each of which will have the responsibilities and composition described below:

•	Audit Committee. Our audit committee consists of four independent non-executive directors, Messrs. Goldman and Kaeser and Dr. Helmes and Ms. Southern. Mr. Goldman, who is appointed as chairman of the audit committee, will qualify as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and as determined by our board of directors. Our audit committee will assist the board of directors in supervising, monitoring and advising the board of directors on financial reporting, risk management, compliance with relevant legislation and regulations and our business code of conduct. It will oversee the preparation of our financial statements, our financial reporting process, our system of internal business controls and risk management, our internal and external audit process and our internal and external auditor’s qualifications, independence and performance. Our audit committee also will review our annual and interim financial statements and other public disclosures, prior to publication. At least once per year, the non-executive directors who are part of the audit committee will report their findings to the plenary board of directors. Our audit committee also recommends to our stockholders the appointment of external auditors. The external auditor will attend most meetings of the audit committee. The findings of the external auditor, the audit approach and the risk analysis are also discussed at these meetings.

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

D. Employees

The following table provides an overview of the number of full time employees we had per segment:

	As of December 31,
	2013	2012
High Performance Mixed Signal	3,128	3,065
Standard Products	1,864	1,960
Corporate and Other:
Manufacturing Operations	17,428	16,490
Central research and development	479	608
Sales and marketing	697	761
Information technology	307	333
Other shared services	1,761	1,914
Other	27	227

Total	25,691	25,358

The following table indicates the number of full time employees per geographic area:

	As of December 31,
	2013	2012
Europe and Africa	6,574	6,957
Americas	479	552
Greater China	7,335	7,243
Asia Pacific	11,303	10,606

Total	25,691	25,358

We have not experienced any material strikes or labor disputes in the past. A number of our employees are members of a labor union. In various countries, local law requires us to inform and consult with employee representatives on matters relating to labor conditions. We consider our employee relations to be good.

E. Share Ownership

Information with respect to share ownership of members of our board of directors is included in Part I, Item 7. Major Shareholders and Related Party Transactions and Notes 11 and 12 to our Consolidated Financial Statements, which are incorporated herein by reference. Information with respect to the grant of shares and stock options to employees is included in Note 13 to our Consolidated Financial Statements which are incorporated herein by reference. In order to maintain a strong alignment between the interests of NXP’s management and our shareholders, we have adopted an equity ownership policy for the President/CEO and the other members of our management team. The number of shares to be maintained by the members of our management team increases each time our shares are being delivered upon the vesting of stock options or other rights to our shares. The management team members are required to maintain a certain number of our shares until the time that he or she is no longer employed by us.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table shows the amount and percentage of our common stock beneficially owned as of December 31, 2013, December 31, 2012 and December 31, 2011 by (i) each person who is or was known by us to own beneficially more than 5% of our common stock, (ii) each current member of our board of directors, and (iii) all members of the board and named executive officers as a group. A person is a “beneficial owner” of a security if that person has or shares voting or investment power over the security or if he has the right to acquire beneficial ownership within 60 days. Unless otherwise noted, these persons may be contacted at our executive offices and, unless otherwise noted, have to our knowledge sole voting and investment power over the shares listed.

As shown in the table below, the Private Equity Consortium beneficially owned 14.82% of our shares of common stock as of December 31, 2013.

	Common Stock Beneficially Owned as of December 31
	2013		2012		2011
	Number	%*	Number**	%*	Number	%*
Funds advised by KKR(1)(2)	14,059,822	5.58	32,197,150	12.79	40,028,656	15.90
Funds advised by Bain(3)(6)	7,744,241	3.08	25,756,791	10.23	32,021,770	12.72
Funds advised by Silver Lake(4)(6)	3,872,444	1.54	12,879,469	5.12	16,012,220	6.36
Funds advised by Apax(5)(6)	4,355,793	1.73	14,487,057	5.75	18,010,831	7.15
Funds advised by Alpinvest(6)	1,935,786	0.77	6,438,284	2.56	8,004,306	3.18
NXP Co-Investment Investor S.a.r.l.(2)(7)	5,290,174	2.10	15,029,155	5.97	18,684,787	7.42
PPTL Investment LP	—	—	16,549,097	6.57	30,517,299	12.12
Wellington Management Company, LLP(8)	28,935,677	11.49	—	—	—	—
FMR and FIL(9)	23,180,919	9.21	—	—	—	—
T.Rowe(10)	18,606,181	7.39	—	—	—	—
Richard L. Clemmer	3,224,174	1.28	1,309,587	0.52	809,357	0.32
Sir Peter Bonfield	43,549	0.02	27,897	0.01	13,695	0.005
Johannes P. Huth	89,999	0.04	79,999	0.03	73,333	0.03
Kenneth Goldman	22,999	0.01	14,999	0.01	8,333	0.003
Dr. Marion Helmes	—	—	—	—	—	—
Josef Kaeser	19,999	0.01	9,999	0.004	3,333	0.001
Ian Loring(11)	7,764,240	3.08	25,766,790	10.24	3,333	0.001
Michel Plantevin	19,999	0.01	9,999	0.004	3,333	0.001
Jean-Pierre Saad	—	—	—	—	—	—
Julie Southern	—	—	—	—	—	—
All directors and named executive officers as a group(12)	11,184,959	4.45	27,219,270	10.81	914,717	0.4

*	Percentage computations are based on 251,751,500 shares of our common stock issued and outstanding as of December 31, 2013, December 31, 2012 and December 31, 2011.
**	As of February 7, 2013.
(1)	As of December 31, 2013, KKR’s affiliates and certain funds advised by KKR, through various KKR-affiliated entities, hold shares of our common stock through a Luxembourg holding company. The following KKR-affiliated entities (the “KKR Entities”) have an indirect interest in 14,059,822 shares of our common stock through their ownership of such Luxembourg holding company: KKR NXP (2006) Limited(1,096,471 shares); KKR NXP (European II) Limited (7,028,661 shares); KKR NXP (Millennium) Limited (5,934,687 shares); and KKR Associates Europe II Limited Partnership (3 shares). As the designated members of KKR Management LLC (which may be deemed to indirectly control one or more general partners, stockholders or members of the entities that own or control the KKR Entities), Henry R. Kravis and George R. Roberts may be deemed to beneficially own the shares of our common stock indirectly held by the KKR Entities, but disclaim beneficial ownership of such shares. In addition, as the voting partner of certain affiliates of the KKR Entities, KKR SP Limited may be deemed to beneficially own the shares of our common stock indirectly held by the KKR Entities, but disclaims beneficial ownership of such shares. The principal business address of each of the entities and persons identified in this footnote except Mr. Roberts is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, New York, NY 10019, U.S.A. The principal business office for Mr. Roberts is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025, U.S.A. We understand that the KKR Entities have sold 2,778,751 of our shares of common stock on or after February 19, 2014, in addition to the shares sold to us on February 19, 2014.
(2)	On February 19, 2014, we entered in a share repurchase agreement with KKR NXP Investors S.à.r.l. and NXP Co-Investment Investor S.à.r.l. to repurchase 5,000,000 shares of our common stock from the KKR Entities and from NXP Co-Investment Partners S.à.r.l. at a price per share based on the market closing price. See Note 20 “Subsequent events” of our Notes to the Consolidated Financial Statements included in Part III, Item 18 of this Report.
(3)	As of December 31, 2013, Bain Pumbaa LuxCo S.à.r.l. owns 7,744,241 shares of our common stock. As a shareholder of Bain Pumbaa LuxCo S.à.r.l., Bain Capital Lion Holdings, L.P. (“Lion Holdings”) has voting and dispositive power over 7,744,241 shares of our common stock held by Bain Pumbaa LuxCo S.à.r.l. and may be deemed to beneficially own all shares of our common stock held by Bain Pumbaa LuxCo S.à.r.l. Bain Capital Investors, LLC (“BCI”) is the managing general partner of Lion Holdings. As a result, BCI may be deemed to beneficially own all of the shares of our common stock held by Lion Holdings, but disclaims beneficial ownership of such shares of our common stock. BCI is controlled by an investment committee composed of 22 members, Andrew Balson, Steven Barnes, Joshua Bekenstein, Louis Bremer, John Connaughton, Todd Cook, Paul Edgerley, Christopher Gordon, Blair Hendrix, Jordan Hitch, David Humphrey, John Kilgallon, Lewis Klessel, Matthew Levin, Ian Loring, Philip Loughlin, Seth Meisel, Mark Nunnelly, Stephen Pagliuca, Ian Reynolds, Mark Verdi and Stephen Zide. Each such investment committee member, disclaims beneficial ownership of shares indirectly held by Lion Holdings. In addition, the Bain affiliated funds and individuals named above may be deemed by virtue of their rights under the shareholders’ agreement with respect to the Company to share voting power with respect to the shares of our common stock held by the other parties to the shareholders’ agreement, but disclaim beneficial ownership of such shares. The address of BCI and of Lion Holdings is John Hancock Tower, 200 Clarendon Street, Boston, MA 02116, U.S.A.
(4)

As of December 31, 2013, SL II NXP S.à.r.l. owns 3,872,444 shares of our common stock. SLP II Cayman NXP, Ltd. owns 99.57% of the outstanding shares of our common stock held by SL II NXP S.à.r.l. and may be deemed to beneficially own all shares of our common stock held by SL II NXP S.à.r.l. Silver Lake Partners II Cayman, L.P. is the sole shareholder of SLP II Cayman NXP, Ltd. Silver Lake Technology Associates II Cayman, L.P. is the general partner of Silver Lake Partners II Cayman, L.P. Silver Lake (Offshore) AIV GP II, Ltd. is the general partner of Silver Lake Technology Associates II Cayman, L.P. Because of the foregoing relationships, each of SLP II Cayman NXP, Ltd., Silver Lake Partners II Cayman, L.P., Silver Lake Technology Associates II Cayman, L.P. and Silver Lake (Offshore) AIV GP II, Ltd. (together, the “Silver Lake Funds”) may be deemed to beneficially own all of the shares of our common stock held by SL II NXP S.à.r.l. Messrs. James A. Davidson, Glenn H. Hutchins, David J. Roux, Alan K. Austin, Michael J. Bingle, Gregory

Keith Mondre, Charles Giancarlo, Andrew Wagner and Kenneth Y. Hao and Mses. Karen King and Yolande A. Jun serve as directors of Silver Lake (Offshore) AIV GP II, Ltd. They disclaim beneficial ownership of the ordinary shares indirectly owned by the Silver Lake Funds. In addition, the Silver Lake affiliated funds and individuals named above may be deemed by virtue of their rights under the shareholders’ agreement with respect to the Company to share voting power with respect to the shares of our common stock held by the other parties to the shareholders’ agreement, but disclaim beneficial ownership of such shares. Silver Lake’s address is c/o 2775 Sand Hill Road, Suite 100 Menlo Park, CA 94025, U.S.A. According to filings made by SL II NXP S.à.r.l., we understand that SL II NXP S.à.r.l. has sold 350,000 of our shares of common stock on or after February 7, 2014.
(5)	As of December 31, 2013, Meridian Holding S.à r.l. owns 4,355,793 shares of our common stock. Apax NXP VI A L.P. is an English limited partnership and owns 66.59% of the outstanding shares of Meridian Holding S.à.r.l. Apax NXP (UK) VI A1 GP Co. Ltd, an English private limited company, is the general partner of Apax NXP VI A L.P. Apax WW Nominees Ltd, an English company, holds, directly or indirectly, 100% of the interests in Apax NXP (UK) VI A1 GP Co. Ltd as nominee for Apax Partners Europe Managers Ltd, the custodian of Apax Europe VI-A, L.P., an English limited partnership. Apax Europe VI GP L.P. Inc., a Guernsey limited partnership, is the general partner of Apax Europe VI-A, L.P. Apax Europe VI GP Co. Limited, a Guernsey company, is the general partner of Apax Europe VI GP L.P. Inc. Apax Partners Europe Managers Ltd, an English company, holds 100% of the interests in Apax WW Nominees Ltd. Apax Partners Europe Managers Ltd has also been appointed by Apax Europe VI GP L.P. Inc. (acting by Apax Europe VI GP Co. Limited, its general partner) as discretionary investment manager of the investments of Apax Europe VI-A, L.P. Apax Partners Europe Managers Ltd, Apax Europe VI GP Co. Limited and Apax Europe VI GP L.P. Inc. are responsible for the investments and general administration of Apax Europe VI-A, L.P. Because of the foregoing relationships, each of Apax NXP VI A L.P., Apax NXP (UK) VI A1 GP Co. Ltd, Apax Europe VI-A, L.P., Apax Europe VI GP L.P. Inc., Apax Europe VI GP Co. Limited and Apax Partners Europe Managers Ltd may be deemed to beneficially own all of the shares of our common stock held by Meridian Holding S.à.r.l. As directors and shareholders of Apax Partners Europe Managers Ltd., Martin Halusa, Nico Hansen and Michael Phillips may be deemed to beneficially own the shares of our common stock indirectly held by Apax Europe VI, but disclaim ownership of such shares. In addition, the Apax-affiliated funds and individuals named above may be deemed by virtue of their rights under the shareholders’ agreement with respect to the Company to share voting power with respect to the shares of our common stock held by the other parties to the shareholders’ agreement, but disclaim beneficial ownership of such shares. The address of Apax Partners LLP and Apax Partners Europe Managers Ltd. is 33 Jermyn Street, London SW1Y 6DN, England, and the address of Apax Partners L.P. is 601 Lexington Avenue, 53rd Floor, New York, NY 10022, U.S.A. We understand that Meridian Holding S.à.r.l. has sold its entire holding of our shares of common stock on or after February 17, 2014.
(6)	As of December 31, 2013, AlpInvest Partners CSI 2006 Lion C.V. owns 1,935,786 shares in our common stock and AlpInvest Partners Later Stage II-A Lion C.V. owns 26,444 shares of our common stock. As the managing director of AlpInvest Partners Beheer 2006 B.V. (which manages AlpInvest Partners CSI 2006 Lion C.V. and AlpInvest Partners Later Stage II-A Lion C.V.), AlpInvest Partners B.V. may be deemed to hold voting and dispositive power with respect to the shares in our common stock beneficially owned by AlpInvest Partners CSI 2006 Lion C.V. and AlpInvest Partners Later Stage II-A Lion C.V., but disclaims beneficial ownership of such shares. As managing directors of AlpInvest Partners B.V. Volkert Doeksen and Johan Paul de Klerk may be deemed to beneficially own the shares of our common stock owned by AlpInvest Partners Later Stage II-A Lion C.V. and AlpInvest Partners CSI 2006 Lion C.V., but disclaim beneficial ownership of such shares. In addition, the AlpInvest-affiliated funds and individuals named above may be deemed by virtue of their rights under the shareholders’ agreement with respect to the Company to share voting power with respect to the shares of our common stock held by the other parties to the shareholders’ agreement, but disclaim beneficial ownership of such shares. AlpInvest’s address is c/o AlpInvest Beheer, Jachthavenweg 118, 1081 KJ Amsterdam, the Netherlands. We understand that AlpInvest Partners CSI 2006 Lion C.V. has sold its entire holding of our shares of common stock on or after February 19, 2014.
(7)	As the general partner of NXP Co-Investment Partners L.P. (the 100% direct parent company of NXP Co-Investment Partners S.a.r.l.). As the general partner of NXP Co-Investment Partners L.P., NXP Co-

Investment GP Ltd. beneficially owns the shares held indirectly by NXP Co-Investment Partners L.P. Funds and entities advised by KKR, Bain, Silver Lake and Apax own NXP Co-Investment GP Ltd., but none of them own a majority, and none may be deemed to beneficially own them. We understand that NXP Co-Investment Investor S.a.r.l. has sold 2,145,216 of our shares of common stock as of February 12, 2014.
(8)	Wellington Management Company, LLP (“Wellington Management”), in its capacity as investment adviser, may be deemed to beneficially own 28,935,677 shares of our common stock, which are held by its clients and with regard to which Wellington Management has shared voting power and shared dispositive power. Wellington Management’s address is 28 Congress Street, Boston, Massachusetts, 02210, United States.
(9)	FMR LLC and/or Edward C. Johnson 3d, chairman of FMR LLC (collectively, “FMR”), through, among others, Fidelity Management & Research Company “Fidelity”), Strategic Advisers, Inc. (“SA”), Pyramis Global Advisors, LLC (“PGALLC”) and Pyramis Global Advisors Trust Company (“PGATC”), and/or FIL Limited (“FIL”), through, among others, various subsidiaries, are, directly or indirectly, the beneficial owners of 23,180,919 shares of our common stock. The address of Fidelity and SA is 82 Devonshire Street, Boston, Massachusetts 02109, United Sates. The address of PGALLC and PGATC is 900 Salem Street, Smithfield, Rhode Island 02917, United States. The address of FIL is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.
(10)	T.Rowe Rice Associates, inc. (“T.Rowe”), in its capacity as investment adviser, may be deemed to beneficially own 18,606,181 shares of our common stock, which are held by its clients. T.Rowe’s address is 100 E. Pratt Street, Baltimore, Maryland 21202, United States.
(11)	Mr. Loring is a director of our Company, as well as a member of the investment committee of Bain Capital Investors, LLC. Amounts disclosed for Mr. Loring include shares beneficially owned by the funds advised by Bain. Mr. Loring disclaims beneficial ownership of any shares owned directly or indirectly by funds advised by Bain.
(12)	Reflects shares that may be beneficially owned by our directors. However, each director disclaims beneficial ownership of such shares. In addition, as of December 31, 2013, stock options and other rights to shares represented a total of 23,449,381 shares of common stock were outstanding.

B. Related Party Transactions

Private Equity Consortium

Advisory Services Agreements

KKR and Bain as members of the Private Equity Consortium provide certain advisory services to us. We have entered into separate agreements in this regard with the respective parties, under which each of the various legal entities will receive an annual advisory fee of $25,000 (with an aggregate total amount of $50,000 annually).

Shareholders’ Agreement

Prior to the consummation of the initial public offering in August 2010, the members of the Private Equity Consortium restructured their indirect shareholding in our common stock such that each of them holds directly, or indirectly through a separate Luxembourg holding company, shares of our common stock. At the same time, KASLION Holding B.V. ceased to hold shares of our common stock. In connection with this restructuring, the members of the Private Equity Consortium and the Management Foundation (together, the “Existing Shareholders”) entered into a new shareholders’ agreement among themselves, which replaced the shareholders’ agreement entered into on September 29, 2006. We are not a party to the new shareholders’ agreement.

Under the terms of the new shareholders’ agreement, the Existing Shareholders and any affiliate to which the Existing Shareholders transfer common stock were only allowed to sell shares of our common stock after having received approval from an investors committee consisting of representatives of the Private Equity Consortium. These restrictions terminated as a result of the secondary offering of December 10, 2013 when the Existing Shareholders collectively ceased to hold less than 25% of shares of our common stock.

The new shareholders’ agreement also contains voting agreements among the Existing Shareholders with respect to, among other matters, the election of certain non-executive members to our board of directors. These voting arrangements terminated as a result of the secondary offering on December 10, 2013 when the existing shareholders collectively ceased to hold at least 25% of shares of our common stock. The shareholders’ agreement provides that our board of directors shall be comprised of, among others, seven non-executive members and that certain stockholders have the right to designate such non-executive members, subject to their election by our general meeting of stockholders. So long as any fund advised by KKR and Bain beneficially owns at least 2.5% of the outstanding shares of our common stock, each such fund shall have the right to designate two members to our board of directors. If any party’s shareholding falls below the relevant threshold, it will cause the board member(s) nominated by it to promptly resign from the board of directors, unless otherwise agreed.

The new shareholders agreement will terminate upon the occurrence of certain events, including: (i) with respect to the individual parties to the agreement, upon such party ceasing to hold shares of common stock and (ii) with respect to all parties, upon certain parties’ collective shareholdings falling below specified thresholds.

Registration Rights Agreement

In connection with the restructuring, the Existing Shareholders and certain other investors have entered into a registration rights agreement with us. In accordance with the registration rights agreement, we have filed a shelf registration statement on Form F-3 with the SEC on August 23, 2011. In addition, the registration rights agreement provides the Existing Shareholders with an unlimited number of demand registration rights and with piggyback registration rights, with a right to participate for certain other investors, which, in either case if exercised, would impose on us an obligation to register for public resale with the SEC shares of our common stock that are held by the Existing Shareholders or such other investors, in any. The demand registration rights can be exercised at any time after the expiration of the lockup period. The piggyback registration rights may be exercised whenever we propose to register any of our securities under the Securities Act or equivalent non-U.S. securities laws, other than the initial public offering on August 5, 2010 or a registration pursuant to demand registration rights, on Form F-4 or S-4 or any successor form or solely relating to an offering and sale to our employees or directors pursuant to any employee stock option plan or any other benefit plan arrangement. In each such event, we are required to pay the registration expenses.

C. Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Statements

See Part III, Item 18. Financial Statements.

Dividend Policy

Our ability to pay dividends on our common stock is limited by the covenants of our Secured Revolving Credit Facility, the Term Loans and the Indentures and may be limited by the terms of any future debt or preferred securities. As a result, we currently retain all of our earnings for use in the operation and expansion of our business, to repurchase or redeem capital stock, and in the repayment of our debt. We never declared or paid any cash dividends on our common stock and may not pay any cash dividends in the foreseeable future. Whether or not dividends will be paid in the future will depend on, among other things, our results of operations, financial condition, level of indebtedness, cash requirements, contractual restrictions and other factors that our board of directors and our stockholders may deem relevant. If, in the future, our board of directors decides not to allocate profits to our reserves (making such profits available to be distributed as dividends), any decision to pay dividends on our common stock will be at the discretion of our stockholders.

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

Most recent six months
January 2014		December 2013		November 2013		October 2013		September 2013		August 2013
High	Low	High	Low	High	Low	High	Low	High	Low	High	Low
48.35	42.94	45.95	41.94	42.50	40.32	42.14	36.03	39.11	37.02	37.93	34.78

On February 21, 2014, the closing sales price of the common stock on the stock market of NASDAQ was $56.15.

	2013		2012		2011
	High	Low	High	Low	High	Low
1st quarter	32.80	26.55	26.97	16.01	31.95	21.43
2nd quarter	32.01	25.29	26.32	18.81	34.18	22.65
3rd quarter	39.11	31.18	26.67	20.03	27.51	14.03
4th quarter	45.95	36.03	26.32	20.93	19.66	13.68

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

NXP B.V. and NXP Funding LLC entered into Indentures in relation to (i) $500 million aggregate principal amount of U.S. Dollar-denominated 5.75% senior notes due 2021 on February 14, 2013. (ii) $500 million aggregate principal amount of U.S. Dollar-denominated 5.75% senior notes due 2023, on March 13, 2013 (iii) $750 million aggregate principal amount of U.S. Dollar-denominated 5.75% senior notes due 2018, on May 20, 2013, and (iv) $750 million aggregate principal amount of U.S. dollar-denominated 3.5% senior notes due 2016, on September 24, 2013.

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

Withholding Tax

A stockholder is generally subject to Dutch dividend withholding tax at a rate of 15 percent on dividends distributed by us, if any. Generally, we are responsible for the withholding of such dividend withholding tax at source; the dividend withholding tax is for the account of the stockholder.

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

A stockholder will not be subject to Dutch taxes on income or capital gains in respect of the ownership and disposal of our shares, other than Dutch dividend withholding tax as described above, except if:

(i)	the stockholder is, or is deemed to be, resident in the Netherlands for Dutch (corporate) income tax purposes;

(ii)	the stockholder is an individual and the stockholder has opted to be treated as resident in the Netherlands for purposes of Dutch income tax;

(iii)	the stockholder derives profits from an enterprise, whether as entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise other than as an entrepreneur or a stockholder, which enterprise is, in whole or in part, carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands, to which the shares are attributable;

(iv)	the stockholder is an individual and derives benefits from miscellaneous activities (resultaat uit overige werkzaamheden) carried out in the Netherlands in respect of the shares, including, without limitation, activities which are beyond the scope of active portfolio investment activities;

(v)	the stockholder is an individual and has a substantial interest (aanmerkelijk belang) or a fictitious substantial interest (fictief aanmerkelijk belang) in the company, which is not attributable to the assets of an enterprise;

(vi)	the stockholder is not an individual and has a substantial interest or a fictitious substantial interest in the company, which (fictitious) substantial interest is not attributable to the assets of an enterprise and (one of) the main purposes of the chosen ownership structure is the evasion of Dutch income tax or dividend withholding tax;

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

United States Federal Income Tax Considerations

The following summary describes the material United States federal income tax consequences of the ownership and disposition of our shares as of the date hereof. The summary set forth below is applicable only to United States Holders (as defined below) (i) who are residents of the United States for purposes of the Treaty, (ii) whose shares do not, for purposes of the Treaty, form part of the business property of a permanent establishment, or pertain to a fixed base, in the Netherlands, and (iii) who otherwise qualify for the full benefits of the Treaty. Except where noted, this summary deals only with shares held as capital assets. As used herein, the term “United States Holder” means a beneficial owner of a share that is for United States federal income tax purposes:

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

This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person liable for Medicare contribution tax;

•	a person who owns or is deemed to own 10% or more of our voting stock;

•	a person holding our shares in connection with a trade or business conducted outside of the United States;

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the United States dollar.

The summary below is based upon the provisions of the United States Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below.

If a partnership holds our shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding our shares, you should consult your tax advisors.

This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our shares, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

Taxation of Dividends

The gross amount of distributions on the shares (including any amounts withheld in respect of Dutch withholding taxes to the extent such amounts are actually transferred to the Dutch tax authorities, as described under “Certain Tax Considerations—Holder of Common Stock—Summary of Dutch Tax Considerations—Withholding Tax” above) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including withheld taxes paid over to the Dutch tax authorities) will be includable in your gross income as ordinary income on the day actually received by you or on the day received by your nominee or agent that holds the shares on your behalf. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

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

The maximum rate of withholding tax on dividends paid to you pursuant to the Treaty is 15 percent. You may be required to properly demonstrate to the Company and the Dutch tax authorities your entitlement to the reduced rate of withholding under the Treaty. Subject to certain conditions and limitations, Dutch withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. However, amounts withheld to reflect Dutch withholding taxes will not be creditable to the extent that we are allowed to reduce the amount of the withholding tax that is actually transferred to the Dutch tax authorities, as described under “Certain Tax Considerations—Holder of Common Stock—Summary of Dutch Tax Considerations—Withholding Tax” above. For purposes of calculating the foreign tax credit, dividends paid on the shares will be treated as income from sources outside the United States and will generally constitute passive category income. Further, in certain circumstances, if you:

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

Passive Foreign Investment Company

Based on the composition of our income and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (a “PFIC”) for the 2013 taxable year, and we do not expect to become one in the future, although there can be no assurance in this regard. If, however, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

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

Interest Rate Risk

Given the leveraged nature of our Company, we have inherent exposure to changes in interest rates. Our Secured Revolving Credit Facility has a floating rate interest. We have issued several Term Loans that have a floating rate interest and have issued several series of notes with maturities ranging from 3 to 10 years with fixed rates. From time to time, we may execute a variety of interest rate derivative instruments to manage interest rate risk. Consistent with our risk management objective and strategy, we have no interest rate risk hedging transactions in place.

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

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013 based on the criteria established in “Internal Control-Integrated Framework” issued in 1992 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment our management concluded that our internal control over financial reporting was effective as at December 31, 2013.

During 2013, there have not been any changes in the Company’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

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

Attestation Report of the Registered Public Accounting Firm

For the year ended December 31, 2013 an attestation report regarding internal control over financial reporting of the Company’s registered public accounting firm is required. The attestation is included in Part III, Item 18. Financial Statements.

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

The Company has instituted a comprehensive auditor independence policy that regulates the relation between the Company and its external auditors and is available on our website (www.nxp.com/investor/governance). The policy includes rules for the pre-approval by the audit committee of all services to be provided by the external auditor. The policy also describes the prohibited services that may not be provided. Proposed services may be pre-approved at the beginning of the year by the audit committee (annual pre-approval) or may be pre-approved during the year by the audit committee in respect of a particular engagement (specific pre-approval). The annual pre-approval is based on a detailed, itemized list of services to be provided, designed to ensure that there is no management discretion in determining whether a service has been approved and to ensure the audit committee is informed of each service it is pre-approving. Unless pre-approval with respect to a specific service has been given at the beginning of the year, each proposed service requires specific pre-approval during the year. Any annually pre-approved services where the fee for the engagement is expected to exceed pre-approved cost levels or budgeted amounts will also require specific pre-approval. The term of any annual pre-approval is 12 months from the date of the pre-approval unless the audit committee states otherwise. During 2013, there were no services provided to the Company by the external auditors which were not pre-approved by the audit committee.

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

The aggregate fees billed for professional services rendered for the fiscal periods 2013 and 2012 were as follows:

Aggregate fees KPMG

($ in millions)	2013	2012
Audit fees	3.5	3.3
Audit-related fees	—	0.9
Tax fees	—	—
Other fees	0.1	0.2

	3.6	4.4

Audit fees consist of fees for the examination of both the consolidated and statutory financial statements. Audit fees also include fees that only our independent auditor can reasonably provide such as comfort letters and review of documents filed with the SEC.

Audit-related fees consist of fees in connection with audits of divestments and certain agreed upon procedures.

Tax fees consist of fees for professional services in relation to tax compliance, tax advice and tax planning.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table provides a summary of shares repurchased by the Company in 2013:

Period begin	Period end	Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
January 1	February 3	January	—	—	—	2,846,339
February 4	March 3	February	1,015,857	31.53	1,015,857	1,830,482
March 4	March 31	March	100,000	31.70	100,000	1,730,482
April 1	May 5	April	941,039	27.21	941,039	789,443
May 6	June 2	May	500,000	28.52	500,000	289,443
June 3	June 30	June	271,000	29.22	121,225	168,218
July 1	August 4	July	—	—	—	168,218
August 5	September 1	August	920,216	35.34	920,216	9,248,002
September 2	September 29	September	3,357,649	37.78	3,357,649	5,890,353
September 30	November 3	October	2,131,891	40.75	2,131,891	3,758,462
November 4	December 1	November	1,249,141	41.69	1,249,141	2,509,321
December 2	December 31	December	584,845	40.92	524,020	1,985,301

		Total 2013	11,071,638	36.60	10,861,038

From time to time, last in May 2013, the General Meeting of Shareholders authorized the Board of Directors to repurchase shares of our common stock. On that basis, the Board of Directors resolved to repurchase shares to cover in part employee stock options and equity rights under its long term incentive plans. The purchases identified in the table were all pursuant to this authorization.

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

The following discussion summarizes the primary differences between our corporate governance structure and best practice provisions of the Dutch corporate governance code:

•	Best practice provisions II.2.4 and II.2.5 state that stock options granted to members of our board shall, in any event, not be exercised in the first three years after the date of granting and shares granted to board members without financial consideration shall be retained for a period of at least five years or until at least the end of the employment, if this period is shorter. Under our equity incentive schemes, part of the stock options granted to our chief executive officer in November 2010, November 2011, October 2012 and October 2013 are exercisable one year after the date of grant, and members of our board who received restrictive shares and performance shares in November 2010, November 2011, October 2012, March 2013 and October 2013 are not required to retain these shares for at least five years. Although a deviation from the Corporate Governance Code, we hold the view that the combination of equity incentives granted to our chief executive officer, in relation to his obligation—laid down in the NXP Executive Equity Ownership Policy of October 2013—to maintain at least 20% of the after tax number of NXP shares delivered upon the vesting of any performance stock units granted as of October 2013, as well as the applicable strict vesting and performance criteria, will enhance the goal of promoting long-term investments in the Company. The same is true for the equity grants made to other members of our board, which also have very strict vesting criteria with the purpose of creating long-term commitment to the Company.

•	Best practice provision III.8.4 states that the majority of the members of the board shall be independent. In our board of directors, five out of nine non-executive members are independent. As such, the majority of our non-executive directors are independent, but only half of the full board of directors is independent. We aim to comply with this best practice in due course, but it is our view that given the nature of our business and considering our recent stockholder structure, it is justified that at this moment only the majority of our non-executive directors be independent.

•	Pursuant to best practice provision IV.1.1, a general meeting of stockholders is empowered to cancel binding nominations of candidates for the board, and to dismiss members of the board by a simple

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

The NASDAQ Global Select Market Corporate Governance Rules

We are a foreign private issuer. As a result, in accordance with the listing requirements of the NASDAQ Global Select Market, we rely on home country governance requirements and are exempt from certain corporate governance requirements that would otherwise apply in accordance with the listing requirements of the NASDAQ Global Select Market. These exemptions and home country rules relied on by us are described below:

•	We are exempt from NASDAQ’s quorum requirements applicable to meetings of stockholders. Pursuant to Dutch corporate law, the validity of a resolution by the general meeting of stockholders does not depend on the proportion of the capital or stockholders represented at the meeting (i.e. quorum), unless the law or articles of association of a company provide otherwise. Our articles of association provide that a resolution proposed to the general meeting of stockholders by the board of directors shall be adopted by a simple majority of votes cast, unless another majority of votes or quorum is required under Dutch law or our articles of association. All other resolutions shall be adopted by a two thirds majority of the votes cast, provided such majority represents at least half of the issued share capital, unless another majority of votes or quorum is required under Dutch law. To this extent, our practice varies from the requirement of Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a quorum, and that such quorum may not be less than one-third of the outstanding voting stock.

•	We are exempt from NASDAQ’s requirements regarding the solicitation of proxies and provision of proxy statements for meetings of stockholders. We inform stockholders of meetings in a public notice. We prepare a proxy statement and solicit proxies from the holders of our listed stock. Our practice in this regard, however, differs from the typical practice of U.S. corporate issuers in that the advance record date for determining the holders of record entitled to attend and vote at our stockholder meetings is determined by Dutch law (currently 28 days prior to the meeting). As an administrative necessity, we establish a mailing record date in advance of each meeting of stockholders for purposes of determining the stockholders to which the proxy statement and form of proxy will be sent. However, only stockholders of record on the specified record date are entitled to attend and vote, directly or by proxy, at the meeting.

•	NASDAQ requires stockholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees or consultants. Under Dutch law and the Dutch corporate governance code, stockholder approval is only required for equity compensation plans (or changes thereto) for members of the board, and not for equity compensation plans for other groups of employees. However, we note that under Dutch law, the stockholders have the power to issue shares or rights to subscribe for shares at the general meeting of the stockholders unless such power has been delegated to the board. Our board is designated for a period of five years from the date of the public offering in August 2010 to issue shares and rights to subscribe for shares.

•	NASDAQ requires the majority of the board of directors to be comprised of independent directors. Although the Dutch corporate governance code provides that the majority of the members of the board be independent, it also provides that if a company expressly indicates the reasons and the extent to which it does not apply the provisions of the Dutch corporate governance code, such company will deemed to have applied the code. As described under “—Corporate Governance—The Dutch Corporate Governance Code” above, five non-executive members of our board of directors are independent. We aim to comply with this best practice in due course, but it is our view that given the nature of our business and considering our recent stockholder structure, it is justified that at this moment only the majority of our non-executive directors be independent.

•	As a foreign private issuer, we are exempt from NASDAQ’s requirement that compensation committees be comprised exclusively of independent directors provided that we describe the home country practice followed in lieu of such requirement and disclose the reasons for not having such an independent compensation committee. Under Dutch law and the Dutch corporate governance code, the general meeting of stockholders must adopt a policy in respect of the remuneration of the board. In accordance with our articles of association and our board rules, the remuneration of the executive directors is determined by the board of directors upon the recommendation of our nominating and compensation committee. Accordingly, applicable laws, regulations and corporate governance rules and practices do not require independence of the members of our nominating and compensation committee.

•	We are exempt from NASDAQ’s requirement to have independent director oversight of director nominations. In accordance with Dutch law, our articles of association require that our directors will be appointed by the general meeting of stockholders upon the binding nomination of the board. In accordance with our board rules, the nominating and compensation committee will recommend the nomination of directors to our board.

•	NASDAQ requires us to adopt a nominations committee charter or a board resolution addressing the nominations process. In accordance with the Dutch corporate governance code, we have adopted the committee’s charter. However, the nominations process has been set out in our articles of association and board rules.

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

PART III

Item	17. Financial Statements

We are furnishing the financial statements pursuant to the instructions of Part III, Item 18. Financial Statements of this Report.

Item	18. Financial Statements

See pages F-1 to F-53

Item	19. Exhibits

Exhibit Number	Description of Document

2.1#	Sale and Purchase Agreement, dated as of December 22, 2010, between NXP Semiconductors N.V., NXP B.V., the Dover Corporation, Knowles Electronics, LLC and EFF Acht Beteiligungsverwaltung GmbH (incorporated by reference to Exhibit 2.1 of the Form 20-F of NXP Semiconductors N.V. filed on March 13, 2012)

3.1	Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of Amendment No. 7 to the Registration Statement on Form F-1 of NXP Semiconductors N.V., filed on August 2, 2010 (File No. 333-166128))

3.2	Articles of Association of NXP Semiconductors N.V. (incorporated by reference to Exhibit 3.2 of Amendment No. 7 to the Registration Statement on Form F-1 of NXP Semiconductors N.V., filed on August 2, 2010 (File No. 333-166128))

4.1	Amended and Restated Shareholders’ Agreement dated August 5, 2010 among the AlpInvest Parties, Apax Parties, Bain Capital Parties, Co-Invest Parties, Kaslion S.à r.l., KASLION Holding B.V., the KKR Parties, Koninklijke Philips Electronics N.V., the Silver Lake Parties and Stichting Management Co-Investment NXP (incorporated by reference to Exhibit 2 of the current report on Form 6-K of NXP Semiconductors N.V. filed on August 10, 2010)

4.2	Registration Rights Agreement dated August 5, 2010 among NXP Semiconductors N.V., AlpInvest Partners CSI 2006 Lion C.V., AlpInvest Partners Later Stage II-A Lion C.V., Meridian Holding S.à.r.l., Bain Pumbaa Luxco S.à.r.l., KKR NXP Investor S.à.r.l., NXP Co-Investment Investor S.à.r.l., SLII NXP S.à.r.l., Koninklijke Philips Electronics N.V., Stichting Management Co-Investment NXP and certain hedge funds party to the agreement (incorporated by reference to Exhibit 3 of the current report on Form 6-K of NXP Semiconductors N.V. filed on August 10, 2010)

4.3	Secured Term Credit Agreement dated March 4, 2011 among NXP B.V. and NXP Funding LLC as borrower, Barclays Bank PLC as Administrative Agent, Morgan Stanley Senior Funding, Inc. as Global Collateral Agent, Mizuho Corporate Bank, Ltd. as Taiwan Collateral Agent, and the lenders party thereto. (incorporated by reference to Exhibit 4.8 of the Form 20-F of NXP Semiconductors N.V. filed on March 13, 2012)

4.4	Secured Revolving Credit Agreement dated April 27, 2012 among NXP Semiconductors N.V., NXP B.V. and NXP Funding LLC as borrower, Morgan Stanley Senior Funding, Inc. as Global Collateral Agent and Administrative Agent, Mizuho Corporate Bank, Ltd. as Taiwan Collateral Agent and the lenders party thereto. (incorporated by reference to Exhibit 4.10 of the Form 20-F of NXP Semiconductors N.V. filed on March 1, 2013)

4.5	New Term Loan Joinder Agreement dated December 10, 2012 amending the Secured Term Credit Agreement dated March 4, 2011 among NXP B.V. and NXP Funding LLC as borrower, Barclays Bank PLC as Administrative Agent, Morgan Stanley Senior Funding, Inc. as Global Collateral Agent, Mizuho Corporate Bank, Ltd. as Taiwan Collateral Agent, and the lenders party thereto. (incorporated by reference to Exhibit 4.12 of the Form 20-F of NXP Semiconductors N.V. filed on March 1, 2013)

Exhibit Number	Description of Document

4.6	Senior Unsecured Indenture dated as of February 14, 2013 among NXP B.V. and NXP Funding LLC as Issuers, each of the Guarantors named on the signature page thereto as borrower and Deutsche Bank Trust Company Americas as Trustee (incorporated by reference to Exhibit 4.13 of Form 20-F of NXP Semiconductors N.V. filed on March 13, 2012)

4.7	Senior Unsecured Indenture dated as of March 12, 2013 among NXP B.V. and NXP Funding LLC as Issuers, each of the Guarantors named on the signature pages thereto and Deutsche Bank Trust Company Americas as Trustee

4.8	Senior Unsecured Indenture dated as of May 20, 2013 among NXP B.V. and NXP Funding LLC as Issuers, each of the Guarantors named on the signature pages thereto and Deutsche Bank Trust Company Americas as Trustee

4.9	Senior Unsecured Indenture dated as of September 24, 2013 among NXP B.V. and NXP Funding LLC as Issuers, each of the Guarantors named on the signature page thereto and Deutsche Bank Trust Company Americas as Trustee

10.1	Intellectual Property Transfer and License Agreement dated as of September 28, 2006 between Koninklijke Philips Electronics N.V. and NXP B.V. (incorporated by reference to Exhibit 10.1 of the Amendment No. 3 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 30, 2010 (File No. 333-166128))

10.2	Intellectual Property Transfer and License Agreement dated as of November 16, 2009 among NXP B.V., Virage Logic Corporation and VL C.V. (incorporated by reference to Exhibit 10.2 of the Amendment No. 3 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 30, 2010 (File No. 333-166128))

10.3	Shareholders’ agreement dated as of March 30, 1999, as amended among EBD Investments Pte. Ltd., Koninklijke Philips Electronics N.V. and Taiwan Semiconductor Manufacturing Company Ltd. (incorporated by reference to Exhibit 10.4 of the Amendment No. 3 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 30, 2010 (File No. 333-166128))

10.4	Lease Agreement dated as of December 23, 2004 between Jurong Town Corporation and Systems on Silicon Manufacturing Company Pte. Ltd. for the property at No. 70 Pasir Ris Drive 1, Singapore (incorporated by reference to Exhibit 10.8 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.5	Lease Agreement dated September 26, 2003 between Huangjiang Investment Development Company and NXP Semiconductors (Guangdong) Company Ltd. for the property at Tian Mei High Tech Industrial Park, Huang, Jiang Town, Dongguan City, China (incorporated by reference to Exhibit 10.9 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.6	Building Lease Contract dated as of May 12th, 2000 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.10 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.7	Agreement with regard to the Lease of a Single (vehicle) Shelter dated as of October 30, 2009 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.11 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.8	Agreement with regard to the Lease of Standard Plant Basements dated as of July 1, 2011 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd.

Exhibit Number	Description of Document

10.9	Agreement with regard to the Lease of a Single (vehicle) Shelter dated as of March 8, 2010 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.13 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.10	Agreement with regard to the Lease of Additional Land dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.14 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.11	Agreement with regard to the Lease of a Dangerous Goods Warehouse dated as of November 27, 2009 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.15 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.12	Agreement with regard to the Lease of Land at Property Number AL012 dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.18 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.13	Agreement with regard to the Lease of Land at Property Number AL020 dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.19 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.14	Agreement with regard to the Lease of Land at Property Number AL071 dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.20 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.15	Agreement with regard to the Lease of Land at Property Number CL102 dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.21 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.16	Agreement with regard to the Lease of Land dated as of September 30, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.22 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.17	Management Equity Stock Option Plan Terms and Conditions dated August 2010 (incorporated by reference to Exhibit 10.19 of the Form-20F of NXP Semiconductors N.V. filed on March 13, 2012)

10.18	Management Equity Stock Option Plan Terms and Conditions dated January 2011 (incorporated by reference to Exhibit 10.20 of the Form-20F of NXP Semiconductors N.V. filed on March 13, 2012)

10.19	Long Term Incentive Plan 2010 Terms and Conditions with regard to the Stock Option Plan, the Performance Stock Unit Plan, Restricted Stock Unit Plan and Share Plan (incorporated by reference to Exhibit 10.21 of the Form-20F of NXP Semiconductors N.V. filed on March 13, 2012)

Exhibit Number	Description of Document

10.20	NXP Global Equity Incentive Program (incorporated by reference to Exhibit 10.26 of the Amendment No. 3 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 30, 2010 (File No. 333-166128))

10.21	Long Term Incentive Plan 2011 Terms and Conditions with regard to the Stock Option Plan, the Performance Stock Unit Plan, Restricted Stock Unit Plan and Share Plan (incorporated by reference to Exhibit 4.8 of the Form-20F of NXP Semiconductors N.V. filed on March 13, 2012)

10.22

Long Term Incentive Plan 2012/3 Terms and Conditions with regard to the Stock Option Plan, the Performance Stock Unit Plan, Restricted Stock Unit Plan and Share Plan (incorporated by reference to Exhibit 10.22 of the Form-20F of NXP Semiconductors N.V. filed on March 1, 2013) and Long Term Incentive Plan 2013/4 Terms and Conditions with regard to the Stock Option Plan, the Performance Stock Unit Plan and Restricted Stock Unit Plan

10.23	Employee Stock Purchase Plan Terms and Conditions (incorporated by reference to Exhibit 4.1 of the Form S-8 of NXP Semiconductors N.V. filed on August 8, 2013)

12.1	Certification of R. Clemmer filed pursuant to 17 CFR 240. 13a-14(a)

12.2	Certification of P. Kelly filed pursuant to 17 CFR 240. 13a-14(a)

13.1	Certification of R. Clemmer furnished pursuant to 17 CFR 240. 13a-14(b)

13.2	Certification of P. Kelly furnished pursuant to 17 CFR 240. 13a-14(b)

21.1	List of Significant Subsidiaries of the Registrant

22	Consent of KPMG Accountants N.V.

#	Confidential treatment previously requested and granted

GLOSSARY

32 bit ARM microcontrollers	Microcontroller based on a 32-bit processor core developed and licensed by ARM Technologies.

AC-DC	Conversion of alternating current to direct current.

Analog	A form of transmission that is a continuous wave of an electrical signal that varies in frequency and/or amplitude in response to variations of physical phenomena such as human speech or music.

Back-end	The packaging, assembly and testing stages of the semiconductors manufacturing process, which takes place after electronic circuits are imprinted on silicon wafers in the front-end process.

BCDMOS	Bipolar CMOS DMOS. A process technology that combines elements of bipolar, CMOS and DMOS technology and is capable of handling high voltages.

BiCMOS	A process technology that combines bipolar and CMOS processes, typically by combining digital CMOS circuitry with higher voltage or higher speed bipolar circuitry.

Bipolar	A process technology used to create semiconductors for applications involving the use of higher power levels than are possible with a CMOS chip. Due to the geometry of a bipolar circuit, these devices are significantly larger than CMOS devices. The speed of the most advanced bipolar devices exceeds those attainable with CMOS, but only at very large electrical currents. As a result, the number of bipolar devices that can be integrated into a single product is limited.

Can tuner	A module component used in television systems to convert broadcasts into a format suitable for television projection. Can tuners are rapidly being replaced by silicon tuners.

CAN	Controller Area Network. A network technology used in automotive network architecture.

CATV	An abbreviation for cable television.

Car access and immobilizers	An automobile technology segment focused on keyless entry and car immobilization applications. An automobile immobilizer is an electronic device fitted to an automobile which prevents the engine from running unless the correct key (or other token) is present.

Chip	Semiconductor device.

CFL	Compact Fluorescent Light. A type of fluorescent lamp designed to replace an incandescent lamp, while using less power and increasing rated life.

CMOS	Complementary Metal Oxide Semiconductor. The most common integrated circuit fabrication technology in the semiconductor industry. The technology is used to make integrated circuits where small size and high speed are important. As a result of the very small feature sizes that can be attained through CMOS technology, however, the ability of these integrated circuits to cope with high electrical currents and voltages is limited.

Coolflux DSP	A low power digital signal processor designed for mobile audio applications.

Digital	A form of transmission where data is represented by a series of bits or discrete values such as 0 and 1.

Diode	A semiconductor that allows currents to flow in one direction only.

Discrete semiconductors	Unlike integrated circuits, which contain up to tens of millions of transistors, discrete semiconductors are single devices, usually with two terminals (diodes) or three terminals (transistors). These are either applied as peripheral components on printed circuit boards, or used for special purposes such as very high power applications.

DMOS	Diffused Metal on Silicon Oxide Semiconductor. A process technology used to manufacture integrated circuits that can operate at high voltage.

DOCSIS 3.0	Data Over Cable Service Interface Specification (DOCSIS). Methods for transporting data over a cable (CATV) plant utilizing QAM and/or QPSK RF modulation.

DSP	Digital signal processor. A specialized microprocessor optimized to process sequences of numbers or symbols which represent signals.

DVB-C2	Digital Video Broadcasting—the DVB European consortium standard for the broadcast transmission of digital television over cable.

DVB-T2	Digital Video Broadcasting—Second Generation Terrestrial. A television broadcasting standard used to transmit compressed digital audio, video and other data using land based (terrestrial) signals.

EMI filtering	Electromagnetic interference (or EMI, also called radio frequency interference or RFI when in high frequency or radio frequency) is disturbance that affects an electrical circuit due to either electromagnetic induction or electromagnetic radiation emitted from an external source.

e-passport	A passport with secure data source chip used in providing personalized information.

ESD	Electrostatic discharge. The sudden and momentary electric current that flows between two objects caused by direct contact or induced by an electrostatic field. This term is used in the context of electronics to describe momentary unwanted currents that may cause damage to electronic equipment.

Fab (or wafer fab)	A semiconductor fabrication facility in which front-end manufacturing processes take place.

Fabless semiconductor company	A semiconductor company that does not have any internal wafer fab manufacturing capacity but instead focuses on designing and marketing its products, while outsourcing manufacturing to an independent foundry.

FlexRay	A new communications protocol designed for the high data transmission rates required by advanced automotive control systems.

Foundry	A semiconductor manufacturer that manufactures chips for third parties.

Front-end	The wafer processing stage of the semiconductors manufacturing process in which electronic circuits are imprinted onto raw silicon wafers. This stage is followed by the packaging, assembly and testing stages, which together comprise the back-end process.

GPS	Global Positioning System.

HDMI	High-Definition Multimedia Interface. A compact audio/video interface for transmitting uncompressed digital data.

I2 C	A multi-master serial single-ended computer bus that is used to attach low-speed peripherals to a motherboard, embedded system or mobile phone.

Integrated Circuit	Integrated Circuit. A miniaturized electronic circuit that has been manufactured in the surface of a thin substrate of semiconductor material.

ICN4,5,6,8	NXP wafer fab facilities located in Nijmegen, Netherlands, processing 4”, 5”, 6” or 8” diameter wafers.

In-process research and development	The value allocated to incomplete research and development projects in acquisitions treated as purchases.

Leadframe	A thin layer of metal that connects the wiring from tiny electrical technicals on the semiconductor surface to the large scale circuitry on electrical devices and circuit boards. Leadframes are used in almost all semiconductor packages.

LDMOS	Laterally Diffused Metal Oxide Semiconductor. A transistor used in RF/microwave power amplifiers.

LED	Light Emitting Diode. A semiconductor device which converts electricity into light.

LIBOR	London Interbank Offered Rate. The benchmark rate at which interbank term deposits within the leadings banks in London would be charged if borrowing from other banks.

LIN	Local Interconnect Network. A network technology used in automotive network architecture.

LNA	Low-Noise Amplifier. An electronic amplifier used to amplify very weak signals.

Magneto-resistive device	A device fabricated with magneto-resistive material (material that has the ability to change the value of its electrical resistance when an external magnetic field is applied to it).

Memory	Any device that can store data in machine readable format. Usually used synonymously with random access memory and read only memory.

Microcontroller	A microprocessor combined with memory and interface integrated on a single circuit and intended to operate as an embedded system.

Micron	A metric unit of linear measure which equals one millionth of a meter. A human hair is about 100 microns in diameter.

MIFARE	Trademarked name, owned by NXP, for the most widely used contactless smart card, or proximity card, technology, for payment in transportation systems.

Mixed-signal	The mixed-signal part of an application solution refers to the devices and sub-system solutions that translate real world analog signals and phenomena such as radio frequency communication and power signals, sound, light, temperature, pressure, acceleration, humidity and chemical characteristics into digital or power signals that can be fed into the central microprocessing or storage devices at the heart of an application system solution.

MMIC	Monolithic Microwave Integrated Circuit. A type of integrated circuit device that operates at microwave frequencies.

MOS	Metal Oxide Semiconductor. A metal insulator semiconductor structure in which the insulating layer is an oxide of the substrate material.

MOSFET	Metal Oxide Semiconductor Field Effect Transistor. A device used for amplifying or switching electronic signals.

Nanometer	A metric unit of linear measure which equals one billionth of a meter. There are 1,000 nanometers in 1 micron.

NFC	Near field communication. A technology which allows devices to establish a secure point-to-point wireless connection at very close ranges (within several centimeters), and which is being increasingly adopted in mobile devices and point-of-sale terminals or other devices.

ODM	Original Design Manufacturer. A company which manufactures a product which ultimately will be branded by another firm for sale.

OEM	Original Equipment Manufacturer. A manufacturer that designs and manufactures its products for the end consumer market.

Power MOS	A specific type of metal oxide semiconductor designed to handle large amounts of power.

Power scaling	Design technique used to increase output power without changing the geometry, shape, or principle of operation.

Process technologies	The technologies used in front-end processes to convert raw silicon wafers into finished wafers containing hundreds or thousands of chips.

QAM	Quadrature-Amplitude Modulation

QPSK	Quadrature phase shift keying

Rectifier	An electrical device that converts alternating current to direct current.

RF	Radio Frequency. A high frequency used in telecommunications. The term radio frequency refers to alternating current having characteristics such that, if the current is input to an antenna, an electromagnetic (EM) field is generated suitable for wireless broadcasting and/or communications.

Radio Frequency Identification	An RF chip used for identification.

Semiconductors	Generic term for devices such as transistors and integrated circuits that control the flow of electrical signals. The most common semiconductor material for use in integrated circuits is silicon.

Silicon	A type of semiconducting material used to make wafers. Silicon is widely used in the semiconductor industry as a base material.

Silicon tuners	Semiconductor devices for receiving broadcast television signals. Silicon tuners are expected to displace mechanical can tuners as the dominant technology in television receivers.

SIM	Subscriber Identity Module. A smart card that stores the key identifying a cellular phone service subscriber and related information.

Solid State Lighting	A type of lighting that uses semiconductor light-emitting diodes (LEDs), organic light-emitting diodes (OLED), or polymer light-emitting diodes (PLED) as sources of illumination rather than electrical filaments, plasma or gas.

SPI	Serial Peripheral Interface Bus. A synchronous serial data link standard that operates in full duplex mode.

SS MOS	Small signal power discrete including a metal oxide semiconductor field effect transistor.

SS Transistor	A small signal transistor.

Substrate	The base material made from silicon on which an integrated circuit is printed.

Telematics	The science of sending, receiving and storing information via telecommunication devices.

Thyristor	A four-layer semiconductor that is often used for handling large amounts of electrical power.

UART	Universal Asynchronous Receiver/Transmitter. An integrated circuit used for serial communications over a computer or peripheral device serial port.

USB	Universal Serial Bus. A standard that provides a serial bus standard for connecting devices, usually to a computer.

WACC	Weighted Average Cost of Capital. A calculation of a company’s cost of capital in which each category of capital is proportionally weighted.

Wafer	A disk made of a semiconducting material, such as silicon, usually either 100, 125, 150, 200 or 300 millimeters in diameter, used to form the substrate of a chip. A finished wafer may contain several thousand chips.

White goods	A term which refers to large household appliances such as refrigerators, stoves, dishwashers and other similar items.

Yield	The ratio of the number of usable products to the total number of manufactured products.

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

Date: February 28, 2014

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

The following financial statements and related schedules, together with the report of independent registered public accounting firms thereon, are filed as part of this Annual Report:

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of NXP Semiconductors N.V.:

We have audited the accompanying consolidated balance sheets of NXP Semiconductors N.V. and subsidiaries (“the Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2013. We also have audited the Company’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control–Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control–Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG Accountants N.V.

Amstelveen, the Netherlands

February 28, 2014

NXP Semiconductors N.V.

Consolidated Statements of Operations

($ in millions, unless otherwise stated)	For the years ended December 31,
	2013	2012	2011
Revenue	4,815	4,358	4,194
Cost of revenue	(2,638)	(2,370)	(2,288)

Gross profit	2,177	1,988	1,906
Research and development	(639)	(628)	(635)
Selling, general and administrative	(896)	(977)	(918)
Other income (expense)	9	29	4

Operating income (loss)	651	412	357
Financial income (expense):
Extinguishment of debt	(114)	(161)	(32)
Other financial income (expense)	(160)	(276)	(225)

Income (loss) before income taxes	377	(25)	100
Benefit (provision) for income taxes	(20)	(1)	(21)
Results relating to equity-accounted investees	58	(27)	(77)

Income (loss) from continuing operations	415	(53)	2
Income (loss) on discontinued operations, net of tax	—	1	434

Net income (loss)	415	(52)	436
Less: Net income (loss) attributable to non-controlling interests	67	63	46

Net income (loss) attributable to stockholders	348	(115)	390
Earnings per share data:
Basic earnings per common share attributable to stockholders in $
– Income (loss) from continuing operations	1.40	(0.46)	(0.17)
– Income (loss) from discontinued operations	—	—	1.74

– Net income (loss)	1.40	(0.46)	1.57
Diluted earnings per common share attributable to stockholders in $
– Income (loss) from continuing operations	1.36	(0.46)	(0.17)
– Income (loss) from discontinued operations	—	—	1.74

– Net income (loss)	1.36	(0.46)	1.57
Weighted average number of shares of common stock outstanding during the year (in thousands)
– Basic	248,526	248,064	248,812
– Diluted	255,050	248,064	248,812

See accompanying notes to the consolidated financial statements.

NXP Semiconductors N.V.

Consolidated Statements of Comprehensive Income

($ in millions, unless otherwise stated)	For the years ended December 31,
	2013	2012	2011
Net income (loss)	415	(52)	436

Other comprehensive income (loss), net of tax:
Net investment hedge, net of deferred taxes of $0, $(8) and $0	68	18	(203)
Changes in fair value cash flow hedges, net of deferred taxes $0, $0 and $0	(9)	—	—
Foreign currency translation adjustments	(27)	10	(19)
Net actuarial gain (loss), net of deferred taxes of $(10), $3 and $(2)	10	(51)	7
Reclassification adjustments, net of deferred taxes of $0:
Changes in fair value cash flow hedges *	5	—	—
Foreign currency translation adjustments	—	—	(2)
Amortization of net actuarial gain (loss)	—	—	2

Total other comprehensive income (loss)	47	(23)	(215)

Total comprehensive income (loss)	462	(75)	221
Less: Comprehensive income (loss) attributable to non- controlling interests	67	63	46

Total comprehensive income (loss) attributable to stockholders	395	(138)	175

*	Included in Cost of revenue in the Consolidated Statements of Operations.

See accompanying notes to the consolidated financial statements.

NXP Semiconductors N.V.

Consolidated Balance Sheets

($ in millions, unless otherwise stated)	As of December 31,
	2013	2012
Assets
Current assets:
Cash and cash equivalents	670	617
Receivables, net	542	510
Assets held for sale	13	10
Inventories, net	740	715
Deferred tax assets	11	12
Other current assets	116	90

Total current assets	2,092	1,954

Non-current assets:
Investments in equity-accounted investees	52	45
Other non-current assets	144	128
Property, plant and equipment, net	1,048	1,070
Identified intangible assets, net	755	965
Goodwill	2,358	2,277

Total non-current assets	4,357	4,485

Total assets	6,449	6,439

Liabilities and equity
Current liabilities:
Accounts payable	544	562
Liabilities held for sale	1	—
Restructuring liabilities – current	103	138
Payroll and related benefits	260	193
Accrued liabilities	245	296
Short-term debt	40	307

Total current liabilities	1,193	1,496

Non-current liabilities:
Long-term debt	3,281	3,185
Pension and postretirement benefits	247	269
Restructuring liabilities	14	32
Other non-current liabilities	168	173

Total non-current liabilities	3,710	3,659

Equity:
Non-controlling interests	245	235
Stockholders’ equity:
Common stock, par value €0.20 per share:
Authorized: 430,503,000 shares (2012: 430,503,000 shares)
Issued and fully paid: 251,751,500 shares (2012: 251,751,500 shares)	51	51
Capital in excess of par value	6,175	6,090
Treasury shares, at cost: 4,170,833 shares (2012: 2,726,000 shares)	(167)	(58)
Accumulated deficit	(5,105)	(5,334)
Accumulated other comprehensive income (loss)	347	300

Total Stockholders’ equity	1,301	1,049

Total equity	1,546	1,284

Total liabilities and equity	6,449	6,439

See accompanying notes to the consolidated financial statements.

NXP Semiconductors N.V.

Consolidated Statements of Cash Flows

($ in millions, unless otherwise stated)	For the years ended December 31,
	2013	2012	2011
Cash flows from operating activities:
Net income (loss)	415	(52)	436
(Income) loss from discontinued operations, net of tax	—	(1)	(434)

Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	514	533	591
Share-based compensation	88	52	31
Net (gain) loss on sale of assets	(2)	(20)	10
(Gain) loss on extinguishment of debt	114	161	32
Results relating to equity-accounted investees	(58)	27	77
Changes in operating assets and liabilities:
(Increase) decrease in receivables and other current assets	(35)	2	(32)
(Increase) decrease in inventories	(22)	(61)	(104)
Increase (decrease) in accounts payable and accrued liabilities	(76)	61	(373)
Decrease (increase) in other non-current assets	13	26	51
Exchange differences	(62)	(28)	(128)
Other items	2	22	18

Net cash provided by (used for) operating activities	891	722	175

Cash flows from investing activities:
Purchase of identified intangible assets	(35)	(29)	(10)
Capital expenditures on property, plant and equipment	(215)	(251)	(221)
Proceeds from disposals of property, plant and equipment	6	2	15
Proceeds from disposals of assets held for sale	—	—	11
Purchase of interests in businesses	(1)	(2)	—
Proceeds from sale of interests in businesses	3	26	—
Proceeds from return of equity investment	4	12	—
Decrease (increase) in non-current assets and deposits	(2)	(1)	3

Net cash provided by (used for) investing activities	(240)	(243)	(202)

Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	(11)	—	17
Amounts drawn under the revolving credit facility	530	760	200
Repayments under the revolving credit facility	(610)	(530)	(600)
Repurchase of long-term debt	(2,429)	(1,676)	(1,997)
Principal payments on long-term debt	(18)	(20)	(10)
Net proceeds from the issuance of long-term debt	2,228	958	1,578
Dividends paid to non-controlling interests	(48)	(40)	(67)
Purchase of non-controlling interest shares	(12)	—	—
Cash proceeds from exercise of stock options	177	14	10
Purchase of treasury shares	(405)	(40)	(57)

Net cash provided by (used for) financing activities	(598)	(574)	(926)

Net cash provided by (used for) continuing operations	53	(95)	(953)

Cash flows from discontinued operations:
Net cash provided by (used for) operating activities	—	—	20
Net cash provided by (used for) investing activities	—	(45)	791
Net cash provided by (used for) financing activities	—	—	(2)

Net cash provided by (used for) discontinued operations	—	(45)	809

Net cash provided by (used for) continuing and discontinued operations	53	(140)	(144)
Effect of changes in exchange rates on cash positions	—	14	(21)

Increase (decrease) in cash and cash equivalents	53	(126)	(165)
Cash and cash equivalents at beginning of period	617	743	908

Cash and cash equivalents at end of period	670	617	743

See accompanying notes to the consolidated financial statements.

NXP Semiconductors N.V.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2013, 2012 and 2011

($ in millions, unless otherwise stated)	Outstanding number of shares (in thousands)	Common stock	Capital in excess of par value	Treasury shares at cost	Accumulated deficit	Accumulated other comprehensive income (loss)	Total stockholders’ equity	Non- controlling interests	Total equity
Balance as of January 1, 2011	250,752	51	6,006	—	(5,609)	538	986	233	1,219

Net income (loss)					390		390	46	436
Other comprehensive income						(215)	(215)		(215)
Share-based compensation plans			31				31		31
Issuance of additional shares	1,000						—		—
Treasury shares	(5,689)			(57)			(57)		(57)
Shares issued pursuant to stock awards	1,774		10				10		10
Dividends non-controlling interests								(67)	(67)

Balance as of December 31, 2011	247,837	51	6,047	(57)	(5,219)	323	1,145	212	1,357

Net income (loss)					(115)		(115)	63	(52)
Other comprehensive income						(23)	(23)		(23)
Share-based compensation plans			52				52		52
Treasury shares	(1,245)		8	(34)			(26)		(26)
Shares issued pursuant to stock awards	2,434		(19)	33			14		14
Equity classified financial instruments			2				2		2
Dividends non-controlling interests								(40)	(40)

Balance as of December 31, 2012	249,026	51	6,090	(58)	(5,334)	300	1,049	235	1,284

Net income (loss)					348		348	67	415
Other comprehensive income						47	47		47
Share-based compensation plans			88				88		88
Treasury shares	(11,072)			(405)			(405)		(405)
Shares issued pursuant to stock awards	9,627			296	(119)		177		177
Dividends non-controlling interests								(48)	(48)
Purchase of non-controlling interest shares			(3)				(3)	(9)	(12)

Balance as of December 31, 2013	247,581	51	6,175	(167)	(5,105)	347	1,301	245	1,546

See accompanying notes to the consolidated financial statements.

NXP Semiconductors N.V.

Notes to the Consolidated Financial Statements

All amounts in millions of $ unless otherwise stated

1 Basis of Presentation

The Company

NXP Semiconductors N.V. (including our subsidiaries, referred to collectively herein as “NXP”, “NXP Semiconductors”, “we”, “our”, “us” and the “Company”) is a global semiconductors company and a long-standing supplier in the industry, with over 50 years of innovation and operating history. We provide leading High Performance Mixed Signal and Standard Product solutions that leverage our deep application insight and our technology and manufacturing expertise in radio frequency, analog, power management, interface, security and digital processing products. Our product solutions are used in a wide range of application areas including: automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer, computing and software solutions for mobile phones.

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

In August 2010, we made an initial public offering and listed on the NASDAQ Global Select Market.

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

Reclassifications

Certain items previously reported have been reclassified to conform to the current period presentation.

The current liability for payroll and related benefits previously reflected on the Consolidated Balance Sheets within the caption Accrued Liabilities has been reclassified for all periods presented to a separate caption in the current year presentation.

Realignment of business segments

During the first quarter of 2013, we moved our General Purpose Logic Product Line from our HPMS segment (Portable & Computing) to our SP segment; and our NXP software product line to our HPMS Segment (Industrial & Infrastructure) from Corporate and Other to better reflect underlying market dynamics, product complexity and the management of the business. In addition, during the fourth quarter of 2013 we determined that a change to our reportable segments was warranted due to the significant decline in external revenues and costs reported by Manufacturing Operations (“MO”). These external results are, to a large extent, derived from revenue of wafer foundry and packaging services to our divested businesses in order to support their separation and, on a limited basis, their ongoing operations. MO’s results are also not regularly reviewed by the Chief Operating Decision Maker (CODM) to assess operating performance and allocate resources as its primary function is to manage the Company’s internal manufacturing and supply chain activities and substantially all of its results are reflected within the operating segments utilizing its services. As a result, since Manufacturing Operations no longer meets the criteria for an operating segment, its results will be reflected within Corporate and Other effective the fourth quarter of 2013.

The changes described above to the Company’s internal management reporting structure were evaluated under the criteria of ASC Accounting Standards Codification (“ASC”) Topic 280 “Segment Reporting”. As a result of the above changes to the composition of our operating and reportable segments, corresponding information for prior periods have been reclassified to conform to the current period presentation.

Discontinued operations

During 2011, the Company sold its Sound Solutions business. See Note 17 “Discontinued Operations”.

2 Significant Accounting Policies

Principles for consolidated financial statements

The Consolidated Financial Statements include the accounts of the Company together with its consolidated subsidiaries, including NXP B.V. and all entities in which the Company holds a direct or indirect controlling interest, in such a way that the Company would have the power to direct the activities of the entity that most significantly impact the entity’s economic performance and the obligation to absorb the losses or the right to receive benefits of the entity that could be potentially significant to the Company. Investments in companies in which the Company exercises significant influence but does not control, are accounted for using the equity method. The Company’s share of the net income of these companies is included in results relating to equity-accounted investees in the consolidated statements of operations.

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

The effects of translating the financial position and results of operations from functional currencies to reporting currency are recognized in other comprehensive income and presented as a separate component of accumulated other comprehensive income (loss) within stockholder’s equity. However, if the operation is a non-wholly owned subsidiary, then the relevant proportionate share of the translation difference is recorded under non-controlling interests. When the Company’s ownership in a foreign operation is disposed of such that control, significant influence or joint control is lost, the related cumulative translation adjustments are recognized as income or expense as part of the gain or loss on the disposal. However, when the Company disposes only a part of its ownership interest in a foreign subsidiary while retaining control, the relevant proportion of the cumulative translation adjustments is reattributed to non-controlling interests. When the Company disposes of only part of its investment in a foreign equity-accounted investee, while retaining significant influence or joint control, the relevant proportion of the cumulative translation adjustments is recognized as income or expense as part of the gain or loss on the disposal. However, translation results from the Company’s functional currency (euro) into the Company’s reporting currency (U.S. dollar) will not be recycled to the statement of operations as long as there is the assumption that the proceeds from the sale will be reinvested.

The following table sets out the exchange rates for euros into U.S. dollars applicable for translation of NXP’s financial statements for the periods specified.

	$ per € 1
	period end	average1)	high	low
2013	1.3765	1.3285	1.2818	1.3765
2012	1.3190	1.2887	1.2238	1.3347
2011	1.2938	1.3908	1.2938	1.4531

(1)	The average rates are the average rates based on monthly quotations.

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

An impairment loss is recognized to the extent that the carrying amount of goodwill exceeds the asset’s implied fair value. This determination is made at the business operating segment level, which is for the Company the reporting unit level in accordance with ASC 350. The Company may use the option to assess first qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, the Company determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if the Company concludes otherwise, it is required to perform the first step of the two-step impairment test. The Company then determines the carrying value of each reporting unit by assigning the assets and liabilities, including the goodwill and intangible assets, to the reporting units. Furthermore, the Company determines the fair value of each reporting unit and compares it to the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds the fair value of the reporting unit, the Company performs the second step of the impairment test. In the second step, the Company compares the implied fair value of the reporting unit’s goodwill with the carrying amount of the reporting unit’s goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to acquisition accounting in a business combination. The residual fair value after this allocation is the implied fair value of the reporting unit’s goodwill. The Company generally determines the fair value of the reporting units based on discounted projected cash flows in the absence of other observable inputs such as quoted prices.

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

Identified Intangible assets

Identified Intangible assets with definitive lives arising from acquisitions are amortized using the straight-line method over their estimated useful lives. Remaining useful lives are evaluated every year to determine whether events and circumstances warrant a revision to the remaining period of amortization. The Company considers renewal and extension options in determining the useful life. However, based on experience the Company concluded that these assets have no extension or renewal possibilities. In-process research and development (“IPR&D”) projects acquired as part of a business combination with no alternative use are capitalized and indefinitely lived until completion or abandonment of the associated R&D efforts in accordance with ASC 350 “Intangibles-Goodwill and Other”. Upon completion of each project, IPR&D assets are amortized over their estimated useful lives. During development, IPR&D assets are not amortized but tested annually for impairment. There are currently no intangible assets with indefinite lives. Patents, trademarks and other intangible assets acquired from third parties are capitalized at cost and amortized over their estimated remaining useful lives.

Certain costs relating to the development and purchase of software for internal use are capitalized and subsequently amortized over the estimated useful life of the software in conformity with ASC 350.

Impairment or disposal of identified intangible assets and tangible fixed assets

The Company accounts for intangible assets other than goodwill and tangible fixed assets in accordance with the provisions of ASC 360 “Property, Plant and Equipment”. Long-lived assets other than goodwill are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset with future undiscounted net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. The Company determines the fair value based on discounted projected cash flows. The review for impairment is carried out at the level where discrete cash flows occur that are largely independent of other cash flows in the absence of other observable inputs such as quoted prices. Management must make significant judgments and apply a number of assumptions in estimating the future cash flows. The estimated cash flows are determined based on, among other things, our strategic plans, long-range forecasts, estimated growth rates and assumed profit margins. The evaluation of identified intangible assets and tangible fixed assets for impairment is carried out at a Corporate level as the majority of our assets are used jointly or managed at Corporate level. Assets held for sale are reported at the lower of the carrying amount or fair value less cost to sell.

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

Diluted earnings per share attributable to stockholders is determined using the weighted-average number of common and potentially dilutive common shares outstanding during the period using the treasury stock method. Under the treasury stock method, the amount the employee must pay for exercising share-based awards, the amount of compensation cost for future service that the Company has not yet recognized, and the amount of excess tax benefits that would be recorded in additional paid-in capital when the award becomes deductible are assumed to be used to repurchase shares.

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

For sales to distributors, revenue is recognized upon sale to the distributor (sell-in accounting). The same recognition principles apply and similar terms and conditions as for sales to other customers are applied. However, for some distributors contractual arrangements are in place, which allow these distributors to return products if certain conditions are met. These conditions generally relate to the time period during which return is allowed and reflect customary conditions in the particular geographic market. Other return conditions relate to circumstances arising at the end of a product life cycle, when certain distributors are permitted to return products purchased during a pre-defined period after the Company has announced a product’s pending discontinuance. However, long notice periods associated with these announcements prevent significant amounts of product from being returned. Repurchase agreements with OEMs or distributors are not entered into by the Company.

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

Revenues from the sale or licensing of the Company’s intellectual property are recognized when the significant contractual obligations have been fulfilled and the fundamental revenue recognition criteria of SAB Topic 13 are met. Royalty income is recognized upon the sale of products subject to royalties and is recognized based upon reports received from licensees during the period, unless collectability is not reasonably assured, in which case revenue is recognized when payment is received from the licensee. Government grants, other than those relating to purchases of assets, are recognized as income as qualified expenditures are made. Software revenue is recognized in accordance with ASC 985 “Software Revenue Recognition” when the 4 criteria of SAB Topic 13 are met.

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

The Company determines the fair value of plan assets based on quoted prices or comparable prices for non-quoted assets. For a defined-benefit pension plan, the benefit obligation is the projected benefit obligation; for any other postretirement defined benefit plan it is the accumulated postretirement benefit obligation.

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

Share-based compensation

NXP has share-based payment plans under which its employees receive options and other share-based awards. The plans provide for the granting of stock options, performance share units, restricted stock units and equity rights. All plans are accounted for in accordance with the provisions of ASC 718 “Compensation, Stock Compensation” at the estimated fair value of the equity instruments measured at the grant date. For grants issued up to August 2010, the Company used a binomial option-pricing model to determine the estimated fair value for options and determined the fair value of equity rights on the basis of the estimated fair value of the Company, using a discounted cash flow technique. For option grants issued since August 2010, the Company uses the Black-Scholes method and determined the fair value of equity awards with a market condition using a Monte Carlo simulation approach. NXP stock options are granted with an exercise price equal to 100% of the market value of a share of common stock on the date of grant, generally have ten-year contractual terms, and vest ratably over four years from date of grant. NXP has also granted performance share units and restricted stock units at no cost to the employee that vest, subject to the relevant performance and service conditions being met, ratably over a three year period. In addition, NXP has granted performance share units that vest based on a combination of a required service period and satisfaction of meeting a market condition. These awards vest over a one-year or three-year period from the date of grant if the market condition has been met at that time. If the market condition has not been met, the awards will lapse and any compensation cost previously recognized will not be reversed. The estimated fair value of equity instruments is recognized as compensation expense over the requisite service period on a straight-line basis taking into account estimated forfeitures. For all performance share units, including the awards subject to a market condition, the recognition of cost is based on graded vesting.

Accounting standards adopted in 2013

The following accounting pronouncements became effective in 2013 and were adopted by the Company

•	ASU No. 2013-02 “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”

On February 5, 2013, the FASB issued ASU 2013-02 which requires entities to disclose the following additional information about items reclassified out of accumulated other comprehensive income (AOCI):

•	Changes in AOCI balances by component (e.g., unrealized gains or losses on available-for-sale securities or foreign-currency items). Both before-tax and net-of-tax presentations of the information are acceptable as long as an entity presents the income tax benefit or expense attributed to each component of OCI and reclassification adjustments in either the financial statements or the notes to the financial statements.

•	Significant items reclassified out of AOCI by component either on the face of the income statement or as a separate footnote to the financial statements.

The ASU did not change current U.S. GAAP requirements for condensed financial statement reporting of comprehensive income. However, public entities will need to include information about (1) changes in AOCI balances by component and (2) significant items reclassified out of AOCI in their interim reporting periods. The effective date for NXP was January 1, 2013. The amendments in the ASU should be applied prospectively. The ASU has an impact on the Company’s financial statements because of the additional disclosure requirements.

New standards to be adopted after 2013

•	ASU No. 2013-05 “Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity”

On March 4, 2013, the FASB issued ASU 2013-05, which indicates that the entire amount of a cumulative translation adjustment (CTA) related to an entity’s investment in a foreign entity should be released when there has been a:

•	Sale of a subsidiary or group of net assets within a foreign entity and the sale represents the substantially complete liquidation of the investment in the foreign entity.

•	Loss of a controlling financial interest in an investment in a foreign entity (i.e., the foreign entity is deconsolidated).

•	Step acquisition for a foreign entity (i.e., when an entity has changed from applying the equity method for an investment in a foreign entity to consolidating the foreign entity).

The ASU does not change the requirement to release a pro rata portion of the CTA of the foreign entity into earnings for a partial sale of an equity method investment in a foreign entity. The effective date for NXP is January 1, 2014. The ASU should be applied prospectively. The impact on the Company’s financial statements can be significant.

•	ASU No.2013-11 “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.”

On July 18, 2013 the FASB issued ASU 2013-11 which provides guidance on financial statement presentation of an unrecognized tax benefit (UTB) when a net operating loss (NOL) carryforward, a similar tax loss, or a tax credit carryforward exists.

Under the ASU, an entity must present a UTB, or a portion of a UTB, in the financial statements as a reduction to a deferred tax asset (DTA) for an NOL carryforward, a similar tax loss, or a tax credit carryforward except when:

•	An NOL carryforward, a similar tax loss, or a tax credit carryforward is not available as of the reporting date under the governing tax law to settle taxes that would result from the disallowance of the tax position.

•	The entity does not intend to use the DTA for this purpose.

If either of these conditions exists, an entity should present a UTB in the financial statements as a liability and should not net the UTB with a DTA. New recurring disclosures are not required because the ASU does not affect the recognition or measurement of uncertain tax positions under ASC 740.

NXP will apply the ASU prospectively as from January 1, 2014. The ASU will have no significant impact on the Company’s financial statements.

3 Supplemental Financial Information

Statement of Operations Information

Revenue composition

	2013	2012	2011
Goods	4,766	4,346	4,170
Patents and licenses	49	12	24

	4,815	4,358	4,194

Depreciation, amortization and impairment

Depreciation and amortization, including impairment charges, are as follows:

	2013	2012	2011
Depreciation of property, plant and equipment	246	247	290
Amortization of internal use software	32	24	10
Amortization of identified intangible assets	236	262	291

	514	533	591

Depreciation of property, plant and equipment is primarily included in cost of revenue. Amortization of intangible assets is primarily reported in the selling, general and administrative expenses.

Change in accounting estimate

We currently depreciate the capitalized cost of machinery and equipment used in our front-end and back-end manufacturing facilities. As a result of an extensive review completed in December 2013, we determined that the estimated useful life of the machinery and equipment used in our Standard Products front-end and back-end manufacturing processes has increased to ten years, from the five to seven years previously estimated. We reassessed the estimated useful life of these assets as a result of longer product life cycles, enhancements to manufacturing equipment, the versatility of manufacturing equipment to provide better flexibility to meet changes in customer demand and the ability to re-use equipment over several technology cycles.

We believe that the change in estimated useful life better reflects the future usage of this equipment. The effect of this change in estimated useful life which was adopted on December 31, 2013 will be recognized prospectively as a change in accounting estimate beginning January 1, 2014. The change in estimate is anticipated to cause a decrease in depreciation expense of approximately $26 million for the year ending December 31, 2014.

Foreign exchange differences

In 2013, cost of revenue included foreign exchange differences amounting to a loss of less than $1 million (2012: a loss of $4 million; 2011: a gain of $9 million).

Financial income and expense

	2013	2012	2011
Interest income	3	4	5
Interest expense	(182)	(270)	(312)

Total interest expense, net	(179)	(266)	(307)
Net gain (loss) on extinguishment of debt	(114)	(161)	(32)
Foreign exchange rate results	62	28	128
Miscellaneous financing costs/income, net	(43)	(38)	(46)

Total other financial income and expense	(95)	(171)	50

Total	(274)	(437)	(257)

The Company has applied net investment hedging since May, 2011. The U.S. dollar exposure of the net investment in U.S. dollar functional currency subsidiaries of $1.7 billion has been hedged by our U.S. dollar-denominated notes. As a result in 2013 a benefit of $68 million (2012: a benefit of $26 million; 2011: a charge of $203 million) was recorded in other comprehensive income (loss) relating to the foreign currency result on the U.S. dollar-denominated notes that are recorded in a euro functional currency entity.

Earnings per share

The computation of earnings per share (EPS) is presented in the following table:

	2013	2012	2011
Income (loss) from continuing operations	415	(53)	2
Less: Net income (loss) attributable to non-controlling interests	67	63	46

Income (loss) from continuing operations attributable to stockholders	348	(116)	(44)
Income (loss) from discontinued operations attributable to stockholders	—	1	434

Net income (loss) attributable to stockholders	348	(115)	390
Weighted average number of shares outstanding (after deduction of treasury shares) during the year (in thousands)	248,526	248,064	248,812
Plus incremental shares from assumed conversion of:
Options	5,004	—	—
Restricted Share Unites, Performance Share Units and Equity Rights	1,520	—	—

Dilutive potential common share	6,524	—	—
Adjusted weighted average number of shares outstanding (after deduction of treasury shares) during the year (in thousands) 1)	255,050	248,064	248,812

Basic EPS attributable to stockholders in $:
Income (loss) from continuing operations	1.40	(0.46)	(0.17)
Income (loss) from discontinued operations	—	—	1.74

Net income (loss)	1.40	(0.46)	1.57

Diluted EPS attributable to stockholders in $:
Income (loss) from continuing operations	1.36	(0.46)	(0.17)
Income (loss) from discontinued operations	—	—	1.74

Net income (loss)	1.36	(0.46)	1.57

1)	In 2013, 10,609,942 securities (2012: 32,394,794 securities; 2011: 27,789,634 securities) that could potentially dilute basic EPS were not included in the computation of dilutive EPSs because the effect would have been anti-dilutive for the period presented.

Balance Sheet Information

Cash and cash equivalents

At December 31, 2013, our cash balance was $670 million (2012: $617 million), of which $353 million (2012: $288 million) was held by SSMC, our joint venture company with TSMC. A portion of this cash can be distributed by way of dividend to us, but 38.8% of the dividend will be paid to our joint venture partner as well. In 2013, there was a dividend distribution from SSMC amounting to $120 million (2012: $100 million) of which $47 million (2012: $39 million) was paid to TSMC.

Receivables, net

Accounts receivable are summarized as follows:

	2013	2012
Accounts receivable from third parties	504	463
Allowance for doubtful accounts	(3)	(4)
Other receivables	41	51

	542	510

The current portion of income taxes receivable of $7 million (2012: $3 million) is included under other receivables.

Inventories, net

Inventories are summarized as follows:

	2013	2012
Raw materials	59	70
Work in process	597	515
Finished goods	84	130

	740	715

The portion of the finished goods stored at customer locations under consignment amounted to $22 million as of December 31, 2013 (2012: $20 million).

The amounts recorded above are net of an allowance for obsolescence of $63 million as of December 31, 2013 (2012: $61 million).

Property, plant and equipment, net

The following table presents details of the Company’s property, plant and equipment, net of accumulated depreciation:

	Useful Life (in years)	2013	2012
Land		60	59
Buildings	9 to 50	441	452
Machinery and installations	2 to 10	1,336	1,338
Other Equipment	1 to 5	165	186
Prepayments and construction in progress		88	68

		2,090	2,103
Less accumulated depreciation		(1,042)	(1,033)

Property, plant and equipment, net of accumulated depreciation		1,048	1,070

Land with a book value of $60 million (2012: $59 million) is not depreciated.

Property and equipment includes $62 million (2012: $77 million) related to assets acquired under capital leases. Accumulated depreciation related to these assets was $55 million (2012: $65 million). See Note 10 for information regarding capital lease obligations.

There was no significant construction in progress and therefore no related capitalized interest.

Accumulated other comprehensive income (loss), net of tax

Total comprehensive income (loss) represents net income (loss) plus the results of certain equity changes not reflected in the Consolidated Statements of Operations. The after-tax components of accumulated other comprehensive income (loss) and their corresponding changes are shown below:

	Net investment hedge	Currency translation differences	Changes in fair value cash flow hedges	Net actuarial gain/(losses)	Accumulated Other Comprehensive Income (loss)
As of December 31, 2010	—	525	—	13	538
2011 other comprehensive income (loss)	(203)	(21)	—	9	(215)

As of December 31, 2011	(203)	504	—	22	323
2012 other comprehensive income (loss)	18	10	—	(51)	(23)

As of December 31, 2012	(185)	514	—	(29)	300
2013 other comprehensive income (loss)	68	(27)	(4)	10	47

As of December 31, 2013	(117)	487	(4)	(19)	347

Cash Flow Information

	For the years ended December 31,
	2013	2012	2011
Net cash paid during the period for:
Interest	174	292	301
Income taxes	34	28	25

Net gain (loss) on sale of assets:
Cash proceeds from the sale of assets	6	31	30
Book value of these assets	(4)	(12)	(40)
Non-cash gains (losses)	—	1	—

	2	20	(10)

Non-cash financing information:
Exchange of Term Loan C for Term Loan D	400	—	—

Other items:
Other items consists of the following non-cash element in income:
Non-cash interest cost due to applying effective interest method	2	22	18

Cash flows from financing activities in 2013 included $12 million in connection with the acquisition of the remaining 40% non-controlling interest share from Jilin Sino-Microelectronics Co. Ltd.

4 Fair Value of Financial Assets and Liabilities

The following table summarizes the estimated fair value and carrying amount of our financial instruments measured on a recurring basis:

		December 31, 2013		December 31, 2012
	Fair value hierarchy1)	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Assets:
Other financial assets	2	18	18	18	18
Derivative instruments-assets	2	1	1	1	1

Liabilities:
Short-term debt	2	(31)	(31)	(42)	(42)
Short-term debt (bonds)	1	(9)	(9)	(265)	(267)
Long-term debt (bonds)	1	(3,124)	(3,181)	(2,332)	(2,453)
Long-term debt (bonds) 2)	2	—	—	(608)	(635)
Other long-term debt	2	(157)	(157)	(245)	(245)
Derivative instruments-liabilities	2	(6)	(6)	(2)	(2)

1)	Transfers between the levels of fair value hierarchy are recognized when a change in circumstances would require it. There were no transfers during the reporting periods presented in the table above.
2)	Represent bonds which were privately held (floating rate secured notes 2016).

The following methods and assumptions were used to estimate the fair value of financial instruments:

Other financial assets

For other financial assets, the fair value is based upon significant other observable inputs depending on the nature of the other financial asset.

Debt

The fair value is estimated on the basis of the quoted market prices for certain issues, or on the basis of discounted cash flow analyses. Accrued interest is included under accounts payable and not within the carrying amount or estimated fair value of debt.

Assets and liabilities recorded at fair value on a non-recurring basis

We measure and record our non-marketable equity investments (non-marketable equity method and cost method investments) and non-financial assets, such as intangible assets and property, plant and equipment, at fair value when an impairment charge is required.

5 Debt

Short-term debt

	2013	2012
Short-term bank borrowings	24	36
Current portion of long-term debt	16	271

Total	40	307

At December 31, 2013, short-term bank borrowings of $24 million (2012: $36 million) consisted of a local bank borrowing by our Chinese subsidiary.

The applicable weighted average interest rate during 2013 was 3.5% (2012: 3.6%).

Long-term debt

	Range of interest rates	Average rate of interest	Amount outstanding 2013	Due in 2014	Due after 2014	Due after 2018	Average remaining term (in years)	Amount outstanding December 31, 2012
EUR notes	—	—	—	—	—	—	—	187
USD notes	3.3-5.8	4.4	3,133	9	3,124	1,378	5.4	3,018
Revolving Credit Facility	2.4-2.4	2.4	150	—	150	—	3.2	230
Bank borrowings	2.0-2.0	2.0	4	1	3	—	1.1	5
Liabilities arising from capital lease transactions	2.6-13.8	5.7	10	6	4	—	1.6	16

		4.3	3,297	16	3,281	1,378	5.2	3,456

The following amounts of long-term debt at book value as of December 31, 2013 are due in the next 5 years:

2014	16
2015	14
2016	511
2017	624
2018	754
Due after 5 years	1,378

3,297

As of December 31, 2013, the fixed rate notes and floating rate notes represented 68% and 32% respectively of the total principal amount of the notes outstanding at December 31, 2013. The remaining tenor of secured debt is on average 4.3 years.

Accrued interest as of December 31, 2013 is $27 million (December 31, 2012: $25 million).

Debt exchange and repurchase

At December 31, 2013 long-term debt increased to $3,281 million from $3,185 million at December 31, 2012.

In 2013, the book value of our long-term debt increased by $96 million to $3,281 million, mainly due to the issuance of new Senior Unsecured Notes (due 2016, 2018, 2021 and 2023) and the issuance of Term Loan D (due 2020), offset in part by the repayment of the Floating Rate Notes due 2013, repayment of Term Loans A2, B and C (due 2017, 2019 and 2020), repayment of the Floating Rate Notes due 2016 and repayment of the Fixed Rate Notes due 2018. Extinguishment of debt in 2013 resulted in a loss of $114 million compared to a loss of $161 million in 2012.

2013 Financing Activities

2021 Senior Unsecured Notes

On February 14, 2013 our subsidiary, NXP B.V. together with NXP Funding LLC issued Senior Unsecured Notes in the aggregate principal amount of $500 million, due February 15, 2021. The Notes were issued at par and were recorded at their fair value of $500 million on the accompanying Consolidated Balance Sheet. On March 4, 2013, the net proceeds of $495 million together with approximately $14 million of cash on hand were used to fully repay $494 million principal amount Senior Secured Term Loan Facility due April 3, 2017, as well as pay related call premiums of $10 million and accrued interest of $5 million.

2023 Senior Unsecured Notes

On March 12, 2013 our subsidiary, NXP B.V. together with NXP Funding LLC issued Senior Unsecured Notes in the aggregate principal amount of $500 million, due March 15, 2023. The Notes were issued at par and were recorded at their fair value of $500 million on the accompanying Consolidated Balance Sheet. On March 12, 2013, the net proceeds of $495 million were used to fully repay the $471 million principal amount Senior Secured Term Loan Facility due March 19, 2019, as well as pay related call premiums of $5 million and accrued interest of $5 million with the balance of $14 million used for general corporate purposes.

2018 Senior Unsecured Notes

On May 20, 2013 our subsidiary, NXP B.V. together with NXP Funding LLC issued Senior Unsecured Notes in the aggregate principal amount of $750 million, due June 1, 2018. The Notes were issued at par and were recorded at their fair value of $750 million on the accompanying Consolidated Balance Sheet. On May 21, 2013, the net proceeds of $743 million together with cash on hand were used to repay the €142 million principal amount Senior Secured Floating Rate Notes due October 2013 for an amount of $184 million, the $58 million principal amount Senior Secured Floating Rate Notes due October 2013 and the $615 million principal amount Senior Secured Floating Rate Notes due November 2016, as well as pay related call premiums of $16 million and accrued interest of $2 million.

2016 Senior Unsecured Notes

On September 24, 2013 our subsidiary, NXP B.V. together with NXP Funding LLC issued Senior Unsecured Notes in the aggregate principal amount of $500 million, due September 15, 2016. The Notes were issued at par and were recorded at their fair value of $500 million on the accompanying Consolidated Balance Sheet. On October 15, 2013, the net proceeds of $495 million were used to repay the $422 million principal amount Senior Secured Notes due August 2018, as well as pay related call premiums of $51 million and accrued interest of $8 million. The balance of $14 million was used for general corporate purposes.

2020 Term Loan

On December 11, 2013, our subsidiary, NXP B.V. together with NXP Funding LLC entered into a new $400 million aggregate principal amount Senior Secured Term Loan Facility due January 11, 2020. Concurrently, NXP called the $496 million principal amount Senior Secured Term Loan Facility due January 11, 2020. A $100 million draw-down under our existing Revolving Credit Facility and approximately $6 million of cash on hand were used to settle the combined transactions, as well as pay the related call premium of $5 million and accrued interest of $5 million. The exchange of Term Loan C for Term Loan D was a non-cash financing transaction.

The Company may from time to time continue to seek to retire or purchase its outstanding debt through cash purchases and/or exchanges, in open market purchases, privately negotiated transactions or otherwise.

U.S. dollar-denominated notes

The following table summarizes the outstanding notes as of December 31, 2013:

	Principal amount	Fixed/ floating	Interest rate	Current coupon rate	Maturity date
Term Loan	486	Floating	LIBOR plus 3.25% with a floor of 1.25%	4.5%	2017
Term Loan	399	Floating	LIBOR plus 2.50% with a floor of 0.75%	3.25%	2020
Senior Unsecured Notes	500	Fixed	3.5%	3.5%	2016
Senior Unsecured Notes	750	Fixed	3.75%	3.75%	2018
Senior Unsecured Notes	500	Fixed	5.75%	5.75%	2021
Senior Unsecured Notes	500	Fixed	5.75%	5.75%	2023
Revolving Credit Facility	150	Floating	LIBOR plus 2.25%	2.4%	2017

Certain terms and Covenants of the U.S. dollar-denominated notes

The Company is not required to make mandatory redemption payments or sinking fund payments with respect to the notes. With respect to the Term Loans, the Company is required to repay $9 million annually.

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

Certain portions of long-term and short-term debt as of December 31, 2013 in the principal amount of $1,033 million (2012: $3,470 million) have been secured by collateral on substantially all of the Company’s assets and of certain of its subsidiaries.

The notes are fully and unconditionally guaranteed jointly and severally, on a senior basis by certain of the Company’s current and future material wholly owned subsidiaries (“Guarantors”).

Pursuant to various security documents related to the above mentioned term loans and the $853 million (denominated €620 million) committed revolving credit facility, the Company and each Guarantor has granted first priority liens and security interests in, amongst others, the following, subject to the grant of further permitted collateral liens:

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

6 Other Financial Instruments, Derivatives and Currency Risk

We conduct business in diverse markets around the world and employ a variety of risk management strategies and techniques to manage foreign currency exchange rate and interest rate risks. Our risk management program focuses on the unpredictability of financial markets and seeks to minimize the potentially adverse effects that the volatility of these markets may have on our operating results. One way we achieve this is through the active hedging of risks through the selective use of derivative instruments.

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

In addition, the U.S. dollar-denominated debt held by our Dutch subsidiary which has a euro functional currency may generate adverse currency results in financial income and expenses depending on the exchange rate movement between the euro and the U.S. dollar. This exposure has been partially mitigated by the application of net investment hedge accounting. In accordance with the provisions in ASC 815, “Derivatives and Hedging”, the Company has applied net investment hedging since May 2011. The U.S. dollar exposure of our net investment in U.S. dollar functional currency subsidiaries has been hedged by our U.S. dollar denominated debt for an amount of $1.7 billion. The hedging relationship is assumed to be highly effective. Foreign currency gains or losses on this U.S. dollar debt that is recorded in a euro functional currency entity that are designated as, and to the extent they are effective as, a hedge of the net investment in our U.S. dollar foreign entities, are reported as a translation adjustment in other comprehensive income within equity, and offset in whole or in part the foreign currency changes to the net investment that are also reported in other comprehensive income. As a result, in 2013, a benefit of $68 million (2012: a benefit of $26 million) was recorded in other comprehensive income relating to the foreign currency result on the U.S. dollar-denominated notes that are recorded in a euro functional currency entity. Absent the application of net investment hedging, this amount would have been recorded as a gain within financial income (expense) in the statement of operations. No amount resulting from ineffectiveness of net investment hedge accounting was recognized in the statement of operations in 2013 (2012: no amount).

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

Interest rate risk

The Company has significant outstanding debt, which creates an inherent interest rate risk. Long-term debt was $3,281 million as of December 31, 2013 and $3,185 million as of December 31, 2012.

A sensitivity analysis in relation to our long-term debt with floating interest shows that if interest rates were to increase by 1% from the level of December 31, 2013 with all other variables held constant, the annualized interest expense would increase by $3 million. If interest rates were to decrease by 1% from the level of December 31, 2013 with all other variables held constant, the annualized interest expense would decrease by less than $1 million. This impact is based on the outstanding debt position as of December 31, 2013.

7 Identified Intangible Assets

Intangible assets, net of accumulated amortization and impairments of $755 million and $965 million as of December 31, 2013 and 2012 respectively were composed of the following:

	December 31, 2013		December 31, 2012
	Gross	Accumulated amortization and impairments	Gross	Accumulated amortization and impairments
Marketing-related	19	(18)	18	(16)
Customer-related	437	(211)	427	(177)
Technology-based	2,104	(1,619)	2,053	(1,383)

	2,560	(1,848)	2,498	(1,576)
Software	137	(94)	113	(70)

Identified intangible assets	2,697	(1,942)	2,611	(1,646)

The estimated amortization expense for these identified intangible assets for each of the five succeeding years is:

2014	157
2015	136
2016	131
2017	117
2018	96

All intangible assets, excluding goodwill, are subject to amortization and have no assumed residual value.

The expected weighted average remaining life of identified intangibles is 5 years as of December 31, 2013.

The estimated amortization expense for software as of December 31, 2013 for each of the five succeeding years is:

2014	29
2015	10
2016	4
2017	—
2018	—

The expected weighted average remaining lifetime of software is 2 years as of December 31, 2013.

8 Goodwill

The changes in goodwill in 2013 and 2012 were as follows:

	2013	2012
Balances as of January 1
Cost	2,502	2,454
Accumulated impairment	(225)	(223)

Book value	2,277	2,231
Changes in book value:
Acquisitions	1	11
Divestments	—	(6)
Translation differences||	80	41

Total changes	81	46

Balances as of December 31
Cost	2,593	2,502
Accumulated impairment	(235)	(225)

Book value	2,358	2,277

Acquisitions in 2012 relate to the acquisition of the Catena Group. Divestments in 2012 relate to the divestment of the High Speed Data Converter business.

No goodwill impairment charges were required to be recognized in 2013 or 2012.

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

The Company’s employees in The Netherlands participate in a multi-employer plan, implemented for the employees of the Metal and Electrical Engineering Industry (“Bedrijfstakpensioenfonds Metalektro or PME”) in accordance with the mandatory affiliation to PME effective for the industry in which NXP operates. As this affiliation is a legal requirement for the Metal and Electrical Engineering Industry it has no expiration date. This PME multi-employer plan (a career average plan) covers approximately 1,300 companies and 632,000 participants. The plan monitors its risk on an aggregate basis, not by company or participant and can therefore not be accounted for as a defined benefit plan. The pension fund rules state that the only obligation for affiliated companies will be to pay the annual plan contributions. There is no obligation for affiliated companies to fund plan deficits. Affiliated companies are also not entitled to any possible surpluses in the pension fund.

Every participating company contributes the same fixed percentage of its total pension base, being pensionable salary minus an individual offset. The Company’s pension cost for any period is the amount of contributions due for that period.

The coverage ratio of the PME plan was 103.8% as of December 31, 2013. Regulations require PME to have a coverage ratio (ratio of the plan’s assets to its obligations) of 104.3% for the total plan as of December 31, 2013, which needs to be achieved via a Recovery Plan. As the coverage ratio as of December 31, 2013 is below the path indicated in the Recovery Plan, PME has announced a reduction of pension rights of 0.5% as of December 31, 2013 and a reduction of the paid pensions of 0.5% as of April 1, 2014. The contribution rate for the mandatory scheme will increase from 27.0% (2013) to 27.1% (2014) to meet the funding requirements for the accrual of new pension rights.

PME multi-employer plan	2013	2012	2011
NXP’s contributions to the plan	51	53	59
(including employees’ contributions)	3	4	2
Average number of NXP’s active employees participating in the plan	3,133	3,229	3,256
NXP’s contribution to the plan exceeded more than 5 percent of the total contribution (as of December 31 of the plan’s year end)	No	No	No

The amount for pension costs included in the statement of operations for the year 2013 was $86 million (2012: $84 million; 2011: $90 million) of which $20 million (2012: $19 million; 2011: $16 million) represents defined-contribution plans and $45 million (2012: $47 million; 2011: $54 million) represents the PME multi-employer plans.

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

The total cost of defined-benefit plans amounted to $21 million in 2013 (2012: $18 million; 2011: $20 million) consisting of $21 million ongoing cost (2012: $20 million; 2011: $21 million) and nil from special events resulting from restructurings, curtailments and settlements (2012: $2 million; 2011: $1 million).

The table below provides a summary of the changes in the pension benefit obligations and defined-benefit pension plan assets for 2013 and 2012, associated with the Company’s dedicated plans, and a reconciliation of the funded status of these plans to the amounts recognized in the consolidated balance sheets.

	2013	2012
Projected benefit obligation
Projected benefit obligation at beginning of year	419	342
Additions	—	—
Service cost	12	11
Interest cost	15	14
Actuarial (gains) and losses	(23)	60
Curtailments and settlements	—	(2)
Benefits paid	(24)	(18)
Exchange rate differences	7	12

Projected benefit obligation at end of year	406	419

Plan assets
Fair value of plan assets at beginning of year	162	147
Actual return on plan assets	5	14
Employer contributions	21	14
Benefits paid	(24)	(18)
Exchange rate differences	6	5

Fair value of plan assets at end of year	170	162

Funded status	(236)	(257)

Classification of the funded status is as follows
– Prepaid pension cost within other non-current assets	18	13
– Accrued pension cost within other non-current liabilities	(245)	(260)
– Accrued pension cost within accrued liabilities	(9)	(10)

Total	(236)	(257)

Accumulated benefit obligation
Accumulated benefit obligation for all Company-dedicated benefit pension plans	370	364

Plans with assets less than accumulated benefit obligation
Funded plans with assets less than accumulated benefit obligation
– Fair value of plan assets	17	24
– Accumulated benefit obligations	56	65
– Projected benefit obligations	84	85
Unfunded plans
– Accumulated benefit obligations	179	174
– Projected benefit obligations	187	194

Amounts recognized in accumulated other comprehensive income (before tax)
Total AOCI at beginning of year	22	(30)
– Net actuarial loss (gain)	(21)	52
– Exchange rate differences	1	—

Total AOCI at end of year	2	22

The weighted average assumptions used to calculate the projected benefit obligations were as follows:

	2013	2012
Discount rate	3.7%	3.5%
Rate of compensation increase	2.3%	2.4%

The weighted average assumptions used to calculate the net periodic pension cost were as follows:

	2013	2012	2011
Discount rate	3.5%	4.4%	4.3%
Expected returns on plan assets	4.0%	4.1%	4.2%
Rate of compensation increase	2.4%	3.1%	3.1%

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

The components of net periodic pension costs were as follows:

	2013	2012	2011
Service cost	12	11	12
Interest cost on the projected benefit obligation	15	14	15
Expected return on plan assets	(7)	(6)	(6)
Amortization of net (gain) loss	1	—	—
Curtailments & settlements	—	(2)	(1)
Other	—	1	—

Net periodic cost	21	18	20

A sensitivity analysis shows that if the discount rate increases by 1% from the level of December 31, 2013, with all other variables held constant, the net periodic pension cost would increase by $2 million. If the discount rate decreases by 1% from the level of December 31, 2013, with all other variables held constant, the net periodic pension cost would decrease by $2 million.

The estimated net actuarial loss (gain) and prior service cost that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year (2014) are $(1) million and nil, respectively.

Plan assets

The actual pension plan asset allocation at December 31, 2013 and 2012 is as follows:

	2013	2012
Asset category:
Equity securities	32%	26%
Debt securities	53%	58%
Insurance contracts	—	3%
Other	15%	13%

	100%	100%

We met our target plan asset allocation. The investment objectives for the pension plan assets are designed to generate returns that, along with the future contributions, will enable the pension plans to meet their future obligations. The investments in our major defined benefit plans largely consist of government bonds, “Level 2” Corporate Bonds and cash to mitigate the risk of interest fluctuations. The asset mix of equity, bonds, cash and other categories is evaluated by an asset-liability modeling study for our largest plan. The assets of funded plans in other countries mostly have a large proportion of fixed income securities with return characteristics that are aligned with changes in the liabilities caused by discount rate volatility. Total pension plan assets of $170 million include $157 million related to the German, Swiss and Philippine pension funds.

The following table summarizes the classification of these assets.

	2013			2012
	Level I	Level II	Level III	Level I	Level II	Level III
Equity securities	1	51	—	3	38	—
Debt securities	15	66	—	20	68	—
Other	13	7	4	13	4	3

	29	124	4	36	110	3

The Company currently expects to make cash contributions of $74 million in 2014, consisting of $4 million of employer contributions to defined-benefit pension plans, $20 million of employer contributions to defined-contribution pension plans, $43 million of employer contributions to multi-employer plans and $7 million of expected cash payments in relation to unfunded pension plans.

Estimated future pension benefit payments

The following benefit payments are expected to be made (including those for funded plans):

2014	16
2015	14
2016	15
2017	15
2018	17
Years 2019-2023	107

Postretirement benefits other than pensions

In addition to providing pension benefits, the Company provides postretirement healthcare benefits.

A curtailment gain of $8 million related to the retiree healthcare benefits in the United States is included in the consolidated statements of operations for 2013.

The accumulated postretirement benefit obligation other than pensions at the end of 2013 equals $2 million (2012: $9 million).

10 Commitments and Contingencies

Lease Commitments

Property, plant and equipment includes $7 million as of December 31, 2013 (2012: $12 million) for capital leases and other beneficial rights of use, such as building rights and hire purchase agreements. The financial obligations arising from these contractual agreements are reflected in long-term debt. Long-term operating lease commitments totaled $107 million as of December 31, 2013 (2012: $153 million). The long-term operating leases are mainly related to the rental of buildings. These leases expire at various dates during the next 30 years. Future minimum lease payments under operating and capital leases are as follows:

	Operating Leases	Capital Leases
2014	24	6
2015	22	2
2016	16	2
2017	12	1
2018	9	—
Thereafter	24	—

Total future minimum leases payments	107	11
Less: amount representing interest		1

Present value of future minimum lease payments		10

Rent expense amounted to $65 million in 2013 (2012: $54 million; 2011: $51 million).

Guarantees

At the end of 2013 there were no material guarantees recognized by the Company.

Purchase Commitments

The Company maintains purchase commitments with certain suppliers, primarily for raw materials, semi finished goods and manufacturing services and for some non-production items. Purchase commitments for inventory materials are generally restricted to a forecasted time-horizon as mutually agreed upon between the parties. This forecasted time-horizon can vary for different suppliers. As of December 31, 2013, the Company had purchase commitments of $166 million, which are due through 2019.

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

Based on the procedures described above, the Company has an aggregate amount of approximately $7 million accrued for legal proceedings pending as of December 31, 2013, compared to approximately $59 million as of December 31, 2012. Such accruals are for the greater part included in “Accrued liabilities”. There can be no assurance that the Company’s accruals will be sufficient to cover the extent of its potential exposure to losses. Historically, legal actions have not had a material adverse effect on the Company’s business, results of operations or financial condition.

Set forth below are descriptions of our most important legal proceedings pending as of December 31, 2013, for which the related loss contingency is either probable or reasonably possible, including the legal proceedings for which accruals have been made:

•

Three former employees of Signetics Corp, a predecessor of NXP Semiconductors USA, Inc. and their respective children each separately filed various counts against NXP Semiconductors USA, Inc. (negligence, premises liability, strict liability, abnormal and ultrahazardous activity, willful and wanton misconduct and loss of consortium) asserting exposure to harmful chemicals and substances while the employees concerned were working in a factory “clean room” of Signetics Corp., resulting in alleged physical injuries and eventual birth defects to their children (cases No. N09C-10-032 JRJ, N10C-05-137 JRJ and 1-10-CV-188679). Initial discovery has commenced by both sides in above mentioned cases. Actual substantive responses are pending. A motion to dismiss has been filed in Case No. N09C-10 032 and Case No. N10C-05-137. The Court delayed her ruling pending the ruling by the Delaware Supreme Court and New Mexico Court of Appeal in similar cases. In Case No. 1-10-CV-188679 the Court denied a motion to dismiss and instructed parties to commence discovery. A trial setting conference is scheduled for May 5, 2014.

•	In 2007, certain former employees of NXP Semiconductors France SAS employed by a subsidiary of the DSP Group, Inc. filed a claim against NXP Semiconductors France SAS before the Tribunal de Grande Instance in an emergency procedure (procédure de référé) to demand re-integration within NXP Semiconductors France SAS, following the closure of the DSP Group’s activities in France and the consequent termination of their employment agreements. The claim was rejected by the Tribunal de Grande Instance. The employees concerned then brought the same claim before the Social Court (Conseil de Prud’hommes) in Caen which, on April 27, 2010, also ruled in favor of NXP Semiconductors France SAS. The claimants filed for an appeal in last resort on May 18, 2010. The Cour d’Appel de Caen assigned the claim in her ruling of October 11, 2013. NXP Semiconductors France SAS has given notice of appeal for the Cour de Cassation.

The estimated aggregate range of reasonably possible losses is based on currently available information in relation to the claims that have arisen and on the Company’s best estimate of such losses for those cases for which such estimate can be made. For certain claims, the Company believes that an estimate cannot currently be made. The estimated aggregate range requires significant judgment, given the varying stages of the proceedings (including the fact that many of them are currently in preliminary stages), the existence of multiple defendants (including the Company) in such claims whose share of liability has yet to be determined, the numerous yet-unresolved issues in many of the claims, and the attendant uncertainty of the various potential outcomes of such claims. Accordingly, the Company’s estimate will change from time to time, and actual losses may be more than the current estimate. As at December 31, 2013, the Company believes that for all litigation pending its aggregate exposure to loss in excess of the amount accrued could range between $0 and approximately $24 million.

11 Stockholders’ Equity

The share capital of the Company as of December 31, 2013 and 2012 consists of 1,076,257,500 authorized shares, including 430,503,000 authorized shares of common stock, and 645,754,500 authorized but unissued shares of preferred stock.

At December 31, 2013, the Company has issued and paid up 251,751,500 shares (2012: 251,751,500 shares) of common stock each having a par value of €0.20 or a nominal stock capital of €50 million.

Share-based awards

The Company has granted share-based awards to the members of our board of directors, management team, our other executives, selected other key employees/talents of NXP and selected new hires to receive the Company’s shares in the future. See Note 13, “Share-based Compensation”.

Treasury shares

In connection with the Company’s share repurchase programs, which commenced in 2011, and which were extended effective August 1, 2013, and in accordance with the Company’s policy to provide share-based awards from its treasury share inventory, shares which have been repurchased and are held in treasury for delivery upon exercise of options and under restricted and performance share programs, are accounted for as a reduction of stockholders’ equity. Treasury shares are recorded at cost, representing the market price on the acquisition date. When issued, shares are removed from treasury shares on a first-in, first-out (FIFO) basis.

Differences between the cost and the proceeds received when treasury shares are reissued, are recorded in capital in excess of par value. Deficiencies in excess of net gains arising from previous treasury share issuances are charged to retained earnings.

The following transactions took place resulting from employee option and share plans in 2013:

2013
Total shares in treasury at beginning of year	2,726,000
Total cost	58
Shares acquired under repurchase program	11,071,638
Average price in $ per share	36.60
Amount paid	405
Shares delivered	9,626,805
Average price in $ per share	30.13
Amount received	177
Total shares in treasury at end of year	4,170,833
Total cost	167

12 Related-party Transactions

The Company’s related parties are the Private Equity Consortium, the members of the board of directors of NXP Semiconductors N.V., the members of the management team of NXP Semiconductors N.V. and equity-accounted investees.

On February 4, 2013, certain of our stockholders offered 30 million shares of our common stock, priced at $30.35 per share; the offering was settled and closed on February 7, 2013. On March 7, 2013, certain of our stockholders offered 25 million shares of our common stock, priced at $31.40 per share; the offering was settled and closed on March 13, 2013. On September 13, 2013, certain of our stockholders offered 25 million shares of our common stock, priced at $37.65 per share; the offering was settled and closed on September 18, 2013. On December 9, 2013, certain of our stockholders offered 25 million shares of our common stock, priced at $42.50 per share; the offering was settled and closed on December 13, 2013. We did not receive any proceeds from these secondary offerings. The consortium of funds advised by Kohlberg Kravis Roberts & Co. L.P., AlpInvest Partners B.V., Apax Partners LLP, Bain Capital Partners, LLC and Silver Lake Technology Management, L.L.C (collectively the “Private Equity Consortium”) beneficially owns 14.82% of our shares of common stock as of December 31, 2013.

Advisory Services Agreements

KKR and Bain, as members of the Private Equity Consortium provide certain advisory services to NXP Semiconductors N.V. We have entered into separate agreements in this regard with the respective parties, under which both legal entities receive an annual advisory fee of $25,000 (with an aggregate total amount of $50,000 annually). Until mid December 2013, similar Advisory Service Agreements were in place with Apax, Silverlake and AlpInvest; these agreements have been terminated in view of the reduced shareholdings in NXP held by the respective three parties.

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

The following table presents the amounts related to revenue and expenses incurred in transactions with these related parties:

	2013	2012	2011
Revenue	—	33	133
Purchase of goods and services	102	204	137

The following table presents the amounts related to accounts payable balances with these related parties:

	2013	2012
Payables	33	30

On September 7, 2010, Philips Pension Trustees Limited purchased Philips’ 42,715,650 shares of common stock in the Company (“Transfer Shares”) in a private transaction. In a subsequent private transaction, on October 29, 2010, PPTL Investment LP purchased the Transfer Shares from Philips Pension Trustees Limited by way of a transfer agreement, to which also Philips is a party (“Amended Transfer Agreement”). PPTL Investment LP acquired the Transfer Shares for the purpose of owning and managing such assets as may be contributed to Philips Pension Trustees Limited. In the period running from the aforementioned acquisition to December 31, 2013, PPTL Investment LP disposed of all its shares of common stock in various transactions.

13 Share-based Compensation

We record share-based compensation arrangements in accordance with ASC 718 “Compensation-Stock Compensation”. All share-based payments, including grants of stock options, performance share units, restricted share units and equity rights are recognized in our Consolidated Financial Statements based upon their respective grant date fair value.

Share-based compensation plans for employees were introduced in 2007. Subsequent to becoming a listed company in August 2010, the Company introduced additional share-based compensation plans for eligible employees. The additional plans introduced since November 2010 are referred to as the “Post-IPO Plans” and the plans introduced prior to November 2010 are referred to as the “Pre-IPO Plans”. No awards can be made any longer under the Pre-IPO Plans, and the number of shares authorized and available for awards under Post-IPO Plans as December 31, 2013 was approximately 2.7 million.

Share-based compensation expense is included in the following line items in our statement of operations:

	2013	2012	2011
Cost of revenue	8	2	1
Research and development	13	5	2
Selling, general and administrative	67	45	28

	88	52	31

Post-IPO Long Term Incentive Plans (LTIP’s)

Under the LTIP’s, performance shares, stock options and restricted shares were granted to the members of our board of directors, management team, our other executives, selected other key employees/talents of NXP and selected new hires. The options have a strike price equal to the closing share price on the grant date. The fair value of the options has been calculated using the Black-Scholes formula, using the following assumptions:

•	an expected life of 6.25 years, calculated in accordance with the guidance provided in SEC Staff bulletin No. 110 for plain vanilla options using the simplified method, since our equity shares have been publicly traded for only a limited period of time and we do not have sufficient historical exercise data;

•	a risk-free interest rate varying from 1.0% to 1.9% (2012: 0.8% to 1.3%; 2011: 1.2% to 2.8%);

•	no expected dividend payments; and

•	a volatility of 45-50% based on the volatility of a set of peer companies. Peer company data has been used given the short period of time our shares have been publicly traded.

Changes in the assumptions can materially affect the fair value estimate.

A charge of $87 million was recorded in 2013 for Post-IPO Plans (2012: $44 million; 2011: $17 million).

A summary of the status of NXP’s LTIP stock options and share rights and changes during 2013 is presented below.

Stock options

	Stock options	Weighted average exercise price in USD	Weighted average remaining contractual term	Aggregate intrinsic value
Outstanding at January 1, 2013	10,910,114	19.12
Granted	1,712,375	38.87
Exercised	(1,988,954)	16.97
Forfeited	(387,717)	19.86

Outstanding at December 31, 2013	10,245,818	22.82	8.4	237
Exercisable at December 31, 2013	2,590,201	17.72	7.7	73

The weighted average per share grant date fair value of stock options granted in 2013 was $17.83 (2012: $10.44; 2011: $7.81).

The intrinsic value of the exercised options was $41 million (2012: $7 million; 2011: $0.3 million), whereas the amount received by NXP was $34 million (2012: $9 million; 2011: $1 million).

At December 31, 2013, there was a total of $67 million of unrecognized compensation cost related to non-vested stock options. This cost is expected to be recognized over a weighted-average period of 2.9 years (2012: 3.3 years).

Performance share units

Financial performance conditions

	Shares	Weighted average grant date fair value in USD
Outstanding at January 1, 2013	2,408,474	19.55
Granted	547,510	39.59
Vested	(650,193)	17.14
Forfeited	(101,488)	20.32

Outstanding at December 31, 2013	2,204,303	25.21

The weighted average grant date fair value of performance share units granted in 2013 was $39.59 (2012: $23.35; 2011: $17.38). The fair value of the performance share units at the time of vesting was $27 million (2012: $1 million; 2011: $4 million).

Market performance conditions

	Shares	Weighted average grant date fair value in USD
Outstanding at January 1, 2013	—	—
Granted	1,775,000	17.54
Vested	—	—
Forfeited	—	—

Outstanding at December 31, 2013	1,775,000	17.54

The weighted average grant date fair value of performance share units granted in 2013 was $17.54.

At December 31, 2013, there was a total of $44 million (2012: $29 million) of unrecognized compensation cost related to non-vested performance share units. This cost is expected to be recognized over a weighted-average period of 1.8 years (2012: 1.9 years).

Restricted share units

	Shares	Weighted average grant date fair value in USD
Outstanding at January 1, 2013	3,300,123	20.56
Granted	2,137,870	39.23
Vested	(1,414,376)	19.15
Forfeited	(201,722)	20.98

Outstanding at December 31, 2013	3,821,895	31.50

The weighted average grant date fair value of restricted share units granted in 2013 was $39.23 (2012: $23.31; 2011: $17.52). The fair value of the restricted share units at the time of vesting was $57 million (2012: $21 million; 2011: $7 million).

At December 31, 2013, there was a total of $98 million (2012: $54 million) of unrecognized compensation cost related to non-vested restricted share units. This cost is expected to be recognized over a weighted-average period of 2.4 years (2012: 2.4 years).

Pre-IPO Plan (Management Equity Stock Option Plan)

Under the Management Equity Stock Option Plan (“MEP”), stock options were granted to certain employees of the Company. Under the MEP the participants acquire the right to purchase a certain number of shares of common stock at a predetermined price, i.e. exercise price, provided that certain conditions were met. All MEP Options (except for the options that are not vested yet) became fully exercisable upon the Private Equity Consortium holding less than 30% of our shares of common stock which occurred following the consummation of the secondary offering of shares on September 18, 2013. Current employees owning vested MEP Options may exercise such MEP Options during the five year period subsequent to September 18, 2013, subject to these employees remaining employed by us and subject to the applicable laws and regulations.

A charge of $1 million was recorded in 2013 (2012: $8 million, 2011: $14 million) for options granted under the Pre-IPO MEP.

The following table summarizes the information about NXP’s outstanding Pre-IPO MEP Options and changes during 2013.

Stock options

	Stock options	Weighted average exercise price in EUR	Weighted average remaining contractual term	Aggregate intrinsic value
Outstanding at January 1, 2013	15,114,216	25.14
Granted	—	—
Exercised	(5,723,264)	18.40
Forfeited	(1,747,246)	26.09
Expired	(2,242,421)	42.10

Outstanding at December 31, 2013	5,401,285	24.93	4.7	78
Exercisable at December 31, 2013	5,359,984	24.95	4.7	77

The intrinsic value of exercised options was $71 million (2012: $8 million; 2011: $19 million), whereas the amount received by NXP was $142 million (2012: $6 million; 2011: $9 million).

The number of vested options at December 31, 2013 was 5,359,984 (2012: 13,603,205 vested options) with a weighted average exercise price of €24.95 (2012: €22.96 weighted average exercise price).

At December 31, 2013, there was no unrecognized compensation cost related to non-vested stock options.

14 Restructuring Charges

The provision for restructuring relates to the estimated costs of initiated restructurings that have been approved by Management. When such plans require discontinuance and/or closure of lines of activities, the anticipated costs of closure or discontinuance are recorded at fair value when the liability has been incurred. The Company determines the fair value based on discounted projected cash flows in the absence of other observable inputs such as quoted prices. The restructuring liability includes the estimated cost of termination benefits provided to former or inactive employees after employment but before retirement, costs to terminate leases and other contracts, and selling costs associated with assets held for sale and other costs related to the closure of facilities. One-time employee termination benefits are recognized ratably over the future service period when those employees are required to render services to the Company, if that period exceeds 60 days or a longer legal notification period. However, generally, employee termination benefits are covered by a contract or an ongoing benefit arrangement and are recognized when it is probable that the employees will be entitled to the benefits and the amounts can be reasonably estimated. At each reporting date, we evaluate our restructuring liabilities, which consist primarily of termination benefits, to ensure that our accruals are still appropriate.

The restructuring liability balance as of December 31, 2013 primarily relates to:

•	The OPEX Reduction Program announced in 2012. This cost savings and restructuring program was initiated to improve operational efficiency and to competitively position the Company for sustainable growth. A liability has been recognized relating to the associated costs. Its implementation is expected to be substantially complete by the first quarter of 2014. The majority of the remaining cash expenditures relating to this initiative are anticipated to be paid by the fourth quarter of 2014. In 2013, as part of the OPEX Reduction Program, we recognized an additional charge of $16 million associated with onerous contracts relating to leased office buildings in the Netherlands and France. The remaining balance as of December 31, 2013 relating to this program amounts to $62 million. The OPEX Reduction Program is expected to be completed by mid 2015;

•

Workforce reductions associated with the closure of our ICN 4 and ICN 6 wafer fabrication facilities in Nijmegen. ICN 4 and part of ICN 6 were closed in the fourth quarter of 2013. The remaining part of ICN 6 will close in the first quarter of 2014. This program was initiated to reduce our overall manufacturing footprint, consistent with our current manufacturing strategy which focuses on capabilities that differentiate NXP in terms of product features, process capabilities, cost, supply chain and quality. The remaining balance as of December 31, 2013 relating to this program amounts to $43 million. The ICN 4 and ICN 6 program is expected to be completed in September 2014.

There are no material new restructuring projects in 2013

The most significant projects for restructuring in 2012

In 2012 we announced a cost savings and restructuring initiative, designed to improve operational efficiency and to competitively position the Company for sustainable growth. We recorded a restructuring charge of $90 million in 2012 associated with this initiative classified within the statement of operations under cost of goods sold of $17 million, mainly relating to the consolidation of MOS technologies from our German fabrication facility in Hamburg to the Company’s 8-inch Dutch facility in Nijmegen, and selling, general and administrative of $52 million and research and development of $21 million, to consolidate resources. This charge primarily related to a worldwide workforce reduction of approximately 650 employees, with the majority of the headcount reductions in Europe and the U.S. The restructuring liabilities of $90 million recognized for this initiative were reflected within current liabilities ($64 million) and non-current liabilities ($26 million) as of December 31, 2012 and primarily related to termination and employee benefit related costs.

The most significant projects for restructuring in 2011

In 2011 NXP undertook restructuring actions which include:

•	the future closure of ICN 4 wafer fabrication facilities in Nijmegen, the Netherlands.

•	actions to lower headcount, primarily in locations within Europe.

The following table presents the changes in the position of restructuring liabilities in 2013 by segment:

	Balance January 1, 2013	Additions	Utilized	Released	Other changes(1)	Balance December 31, 2013
HPMS	57	3	(23)	(4)	13	46
SP	41	6	(3)	(7)	(6)	31
Corporate and Other	72	18	(39)	(10)	(1)	40

	170	27	(65)	(21)	6	117

(1)	Other changes primarily related to translation differences and internal transfers

The total restructuring liability as of December 31, 2013 of $117 million is classified in the balance sheet under current liabilities ($103 million) and non-current liabilities ($14 million).

In 2013 the Company recorded $27 million of additional restructuring liabilities which largely consisted of $16 million stemming from onerous contracts relating to leased office buildings in the Netherlands and France and $8 million of termination benefits related to additional workforce reductions as part of its closure of ICN 4 and ICN 6.

Releases of restructuring liabilities of $21 million were recorded in 2013. These releases related mainly to liabilities for the closure of ICN 4 and ICN 6 (partly reversed) and liabilities related to other workforce reduction plans.

The utilization of the restructuring liabilities mainly reflects the execution of ongoing restructuring programs the Company initiated in earlier years.

The following table presents the changes in the position of restructuring liabilities in 2012 by segment:

	Balance January 1, 2012	Additions	Utilized	Released	Other changes(1)	Balance December 31, 2012
HPMS	36	27	(4)	(2)	—	57
SP	27	17	(3)	(1)	1	41
Corporate and Other	36	59	(22)	(1)	—	72

	99	103	(29)	(4)	1	170

(1)	Other changes primarily related to translation differences.

The total restructuring liability as of December 31, 2012 of $170 million is classified in the balance sheet under current liabilities ($138 million) and non-current liabilities ($32 million).

In 2012, the releases were primarily attributable to lower termination benefits due to attrition and employees that were transferred to other positions in NXP, who were originally expected to be laid off.

The utilization of the restructuring liabilities mainly reflects the execution of ongoing restructuring programs the Company initiated in earlier years.

The components of restructuring charges less releases recorded in the liabilities in 2013, 2012 and 2011 are as follows:

	2013	2012	2011
Personnel lay-off costs	10	101	66
Lease and Contract Terminations	17	2	—
Release of provisions/accruals	(21)	(4)	(8)

Net restructuring charges	6	99	58

The following table summarizes the significant activity within, and components of, the Company’s restructuring obligations:

	Personnel lay-off costs	Lease and Contract Terminations	Total
Balance at December 31, 2011	98	1	99
Expense	97	2	99
Utilized 1)	(29)	—	(29)
Other changes 2)	1	—	1

Balance at December 31, 2012	167	3	170
Expense	(8)	14	6
Utilized 1)	(54)	(11)	(65)
Other changes 2)	5	1	6

Balance at December 31, 2013	110	7	117

1)	Represents cash payments.
2)	Other changes primarily related to translation differences.

The restructuring charges less releases recorded in operating income are included in the following line items in the statement of operations:

	2013	2012	2011
Cost of revenue	—	18	24
Selling, general and administrative	7	59	15
Research & development	(1)	22	19

Net restructuring charges	6	99	58

15 Provision for Income Taxes

In 2013, NXP generated income before income taxes of $377 million (2012: $25 million loss; 2011: $100 million income). The components of income (loss) before income taxes are as follows:

	2013	2012	2011
Netherlands	205	(93)	(27)
Foreign	172	68	127

	377	(25)	100

The components of the provision for income taxes are as follows:

	2013	2012	2011
Current taxes:
Netherlands	(10)	(1)	(3)
Foreign	(17)	(20)	(29)

	(27)	(21)	(32)
Deferred taxes:
Netherlands	1	5	(10)
Foreign	6	15	21

	7	20	11

Total provision for income taxes	(20)	(1)	(21)

A reconciliation of the statutory income tax rate in the Netherlands as a percentage of income (loss) before income taxes and the effective income tax rate is as follows:

(in percentages)	2013	2012	2011
Statutory income tax in the Netherlands	25.0	25.0	25.0
Increase (reduction) in rate resulting from:
Rate differential local statutory rates versus statutory rate of the Netherlands	(3.4)	64.0	(15.7)
Net change in valuation allowance	5.3	(178.0)	12.7
Prior year adjustments	(0.8)	5.2	(2.0)
Non-taxable income	(1.1)	41.6	(10.8)
Non-tax-deductible expenses/losses	6.6	(69.6)	19.6
Other taxes and tax rate changes	2.3	18.2	(1.0)
Withholding taxes	0.8	(7.6)	6.9
Unrecognized tax benefits	0.8	(24.8)	(1.0)
Tax incentives	(30.2)	122.0	(12.7)

Effective tax rate	5.3%	(4.0)%	21.0%

For the year 2013 the main part of tax incentives adjustment includes a tax benefit resulting from the application of the Dutch “Innovation box” tax rules. The Company benefits from income tax holiday incentives in certain jurisdictions which provide that we pay reduced income taxes in those jurisdictions for a fixed period of time that varies depending on the jurisdiction. The income tax holiday of one of our subsidiaries is expected to expire at the end of 2021. The related tax benefit of 6.5% (2012: 89%) is also recorded above within tax incentives.

The Company has considered all items of income (including items recorded in other comprehensive income) in determining the amount of tax benefit that should be allocated to a loss from continuing operations. As a result, during 2012 we recorded $8 million non-cash tax benefit on a loss from continuing operations arising in one of our jurisdictions for the year ended December 31, 2012 which was exactly offset by $8 million income tax expense in other comprehensive income. Because the income tax expense on other comprehensive income is equal to the income tax benefit from continuing operations, our net deferred tax positions at December 31, 2012 were not impacted by this tax allocation.

Deferred tax assets and liabilities

The principal components of deferred tax assets and liabilities are presented below:

	2013		2012
	Assets	Liabilities	Assets	Liabilities
Intangible assets	5	(160)	13	(200)
Property, plant and equipment	27	(36)	20	(33)
Inventories	2	—	2	—
Receivables	—	(1)	1	—
Other assets	1	—	3	(5)
Liabilities:
Pensions	36	(5)	42	(1)
Restructuring	27	—	46	—
Other	24	—	21	—
Long-term debt	—	(23)	1	(7)
Undistributed earnings of foreign subsidiaries	—	(31)	—	(27)
Tax loss carryforwards (including tax credit carryforwards)	686	—	659	—

Total gross deferred tax assets (liabilities)	808	(256)	808	(273)

Net deferred tax position	552		535
Valuation allowances	(607)		(589)

Net deferred tax assets (liabilities)	(55)		(54)

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

The valuation allowance increased by $18 million during 2013 (2012: $44 million increase).

When the Company’s operating performance improves on a sustained basis, our conclusion regarding the need for such valuation allowance could change.

Subsequently recognized tax benefits related to the valuation allowance for deferred tax assets as of December 31, 2013, will be allocated as follows: $599 million of income tax benefit that would be reported in the consolidated statement of comprehensive income, $8 million to additional paid-in capital.

After the recognition of the valuation allowance against deferred tax assets, a net deferred tax liability remains of $55 million at December 31, 2013 (2012: $54 million). This net deferred tax liability relates to certain taxable temporary differences reversing outside the tax loss carryforward periods, deferred tax liabilities recorded for profitable entities and deferred tax liabilities for withholding taxes on undistributed earnings of foreign subsidiaries.

At December 31, 2013 tax loss carryforwards of $2,608 million will expire as follows:

	Balance December 31, 2013	Scheduled expiration

		2014	2015	2016	2017	2018	2019-2023	later	unlimited
Tax loss carryforwards	2,608	6	169	779	507	11	232	147	757

The Company also has tax credit carryforwards of $97 million, which are available to offset future tax, if any, and which will expire as follows:

	Balance December 31, 2013	Scheduled expiration

		2014	2015	2016	2017	2018	2019-2023	later	unlimited
Tax credit carryforwards	97	—	—	—	—	—	—	8	89

The classification of the deferred tax assets and liabilities in the Company’s consolidated balance sheets is as follows:

	2013	2012
Deferred tax assets within current assets	11	12
Deferred tax assets within other non-current assets	24	22
Deferred tax liabilities within accrued liabilities	(2)	(4)
Deferred tax liabilities within other non-current liabilities	(88)	(84)

	(55)	(54)

The net income tax payable (excluding the liability for unrecognized tax benefits) as of December 31, 2013 amounted to $6 million (2012: $26 million payable) and includes amounts directly payable to or receivable from tax authorities.

As from 2009 the Company intends to repatriate the undistributed earnings of subsidiaries. Consequently, the Company has recognized a deferred income tax liability of $31 million at December 31, 2013 (2012: $27 million) for the additional withholding taxes payable upon the future remittances of these earnings of foreign subsidiaries.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2013	2012	2011
Balance as of January 1,	139	169	195
Increases from tax positions taken during prior periods	1	16	—
Decreases from tax positions taken during prior periods	(4)	(25)	(12)
Increases from tax positions taken during current period	7	2	10
Decreases relating to settlements with the tax authorities	—	(23)	(24)

Balance as of December 31,	143	139	169

Of the total unrecognized tax benefits at December 31, 2013, $17 million, if recognized, would impact the effective tax rate. All other unrecognized tax benefits, if recognized, would not affect the effective tax rate as these would be offset by compensating adjustments in the Company’s deferred tax assets that would be subject to valuation allowance based on conditions existing at the reporting date.

The Company classifies interest related to unrecognized tax benefits as financial expense and penalties as income tax expense. The total related interest and penalties recorded during the year 2013 amounted to $1 million (2012: $(5) million; 2011: $3 million). As of December 31, 2013 the Company has recognized a liability for related interest and penalties of $4 million (2012: $3 million; 2011: $8 million). It is reasonably possible that the total amount of unrecognized tax benefits may significantly increase/decrease within the next 12 months of the reporting date due to, for example, completion of tax examinations; however, an estimate of the range of reasonably possible change cannot be made.

Tax years that remain subject to examination by major tax jurisdictions (mainly related to the Netherlands, Germany, USA, China, Taiwan, Thailand and the Philippines) are 2008, 2009, 2010, 2011, 2012 and 2013.

16 Acquisitions and Divestments

2013

There were no significant acquisitions and divestments in 2013.

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

On July 19, 2012, we sold the High Speed Data Converter business (a product line of the High Performance Mixed Signal segment) to Integrated Device Technology (IDT) for $31 million. The gain on the sale of $19 million is included in other income (expense).

On January 4, 2012, Trident Microsystems, Inc., in which we held a 60% shareholding after the sale in 2010 of our digital television and set-top-box business line, filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code and was subsequently delisted from the NASDAQ. An initial distribution to shareholders took place on December 21, 2012. In view of the aforementioned distribution, NXP B.V. returned its shares in Trident. See Note 18 “Investments in Equity Accounted Investees” for an additional discussion of Trident.

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

The following table summarizes the results of the Sound Solutions business included in the consolidated statements of income as discontinued operations for 2012 and 2011:

	2012	2011
Revenue	—	140
Costs and expenses	—	(116)

Income attributable to discontinued operations	—	24
Provision for income taxes	—	(4)

Income attributable to discontinued operations, net of taxes, before disposal	—	20
Gain on disposal of discontinued operations (net of taxes)	1	414

Income from discontinued operations after disposal	1	434

18 Investments in Equity-accounted Investees

Results relating to equity-accounted investees

	2013	2012	2011
Company’s share in income (loss)	7	7	(77)
Other results	51	(34)	—

	58	(27)	(77)

Company’s share in income (loss)

	2013	2012	2011
Trident	—	—	(82)
ASMC	1	3	3
ASEN	6	4	2

	7	7	(77)

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

Other results

Other results relating to equity-accounted investees amounted to a gain of $51 million in 2013 and a loss of $34 million in 2012. The gain in 2013 primarily reflects a $46 million release of the contingent liability related to an arbitration commenced by ST. By ruling of April 2, 2013, the ICC arbitration tribunal dismissed all claims made by ST in this arbitration. No appeal is available to ST. Based on this award, the provision amounting to $46 million, established in 2012, was released. In 2012, a loss of $46 million related to extra provisions for the above mentioned legal claim of ST and a gain of $12 million related to a partial recovery of our equity investment in Trident are included.

Investments in equity-accounted investees

The changes in 2013 are as follows:

Investments
Balance as of January 1	45
Changes:
Acquisitions/additions	—
Deductions	—
Share in income (loss)	7
Translation and exchange rate differences	—

Balance as of December 31	52

The total carrying value of investments in equity-accounted investees is summarized as follows:

	2013		2012
	Shareholding %	Amount	Shareholding %	Amount
ASMC	27	18	27	17
ASEN	40	34	40	28

		52		45

Investments in equity-accounted investees are included in Corporate and Other.

The fair value of NXP’s shareholding in the publicly listed company ASMC based on the quoted market price at December 31, 2013 is $18 million.

19 Segments and Geographical Information

NXP is organized into two reportable segments, High Performance Mixed Signal (“HPMS”) and Standard Products (“SP”). Corporate and Other represents the remaining portion to reconcile to the Consolidated Financial Statements.

During the first quarter of 2013, we moved our General Purpose Logic Product Line from our HPMS segment (Portable & Computing) to our SP segment; and our NXP software product line to our HPMS Segment (Industrial & Infrastructure) from Corporate and Other to better reflect underlying market dynamics, product complexity and the management of the business. In addition, during the fourth quarter of 2013 we determined that a change to our reportable segments was warranted due to the significant decline in external revenues and costs reported by Manufacturing Operations (“MO”). These external results were, to a large extent, derived from revenue of wafer foundry and packaging services to our divested businesses in order to support their separation and, on a limited basis, their ongoing operations. They also reflect the ongoing results from the sale of wafers to our SSMC joint venture partner, TSMC. MO’s results are also not regularly reviewed by the Chief Operating Decision Maker, or CODM to assess operating performance and allocate resources as its primary function is to manage the Company’s internal manufacturing and supply chain activities and substantially all of its results are reflected within the operating segments utilizing its services. As a result, since Manufacturing Operations no longer meets the criteria for an operating segment, its results will be reflected within Corporate and Other effective the fourth quarter of 2013.

Our Chief Executive Officer, who is our CODM, regularly reviews financial information at the reporting segment level in order to make decisions about resources to be allocated to the segments and to assess their performance. Segment results that are reported to the CODM include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Asset information by segment is not provided to our CODM as the majority of our assets are used jointly or managed at corporate level. Arithmetical allocation of these assets to the various businesses is not deemed to be meaningful and as such total assets per segment has been omitted.

Our HPMS business segment delivers high performance mixed signal solutions to our customers to satisfy their system and sub-systems needs across eight application areas: automotive, identification, mobile, consumer, computing, wireless infrastructure, lighting and industrial, and software solutions for mobile phones. Our SP business segment offers standard products for use across many application markets, as well as application-specific standard products predominantly used in application areas such as mobile handsets, computing, consumer and automotive. The segments each include revenue from the sale and licensing of intellectual property related to that segment.

Corporate and Other includes unallocated expenses not related to any specific business segment and corporate restructuring charges.

Because the Company meets the criteria for aggregation set forth under ASC 280 “Segment Reporting”, and the operating segments have similar economic characteristics, the Company aggregates the results of operations of the Automotive, Identification, Infrastructure & Industrial and Portable & Computing operating segments into one reportable segment, HPMS, and the Standard Products and General Purpose Logic operating segments into another reportable segment, SP.

Detailed information by segment for the years 2013, 2012 and 2011 is presented in the following tables.

Revenue	2013	2012	2011
HPMS	3,533	2,976	2,653
SP	1,145	1,168	1,216
Corporate and Other (1)	137	214	325

	4,815	4,358	4,194

Operating income (loss)	2013	2012	2011
HPMS	712	479	288
SP	39	89	200
Corporate and Other (1)	(100)	(156)	(131)

	651	412	357

(1)	Corporate and Other is not a segment under ASC 280 “Segment Reporting”.

Goodwill assigned to segments	Cost at January 1, 2013	Acquisitions	Translation differences and other changes	Cost at December 31, 2013
HPMS	1,725	1	62	1,788
SP	456	—	16	472
Corporate and Other (1)	321	—	12	333

	2,502	1	90	2,593

	Accumulated impairment at January 1, 2013	Translation differences and other changes	Accumulated impairment at December 31, 2013
HPMS	(186)	(9)	(195)
SP	(39)	(1)	(40)
Corporate and Other (1)	—	—	—

	(225)	(10)	(235)

(1)	Corporate and Other is not a segment under ASC 280 “Segment Reporting”.

Geographical Information

	Revenue (1)			Property, plant and equipment
	2013	2012	2011	2013	2012	2011
China	2,047	1,699	1,514	115	131	120
Netherlands	146	94	123	180	180	187
Taiwan	98	112	80	91	80	70
United States	365	303	329	6	8	9
Singapore	421	436	383	214	226	229
Germany	434	447	508	80	88	96
South Korea	294	238	216	1	—	—
Other countries	1,010	1,029	1,041	361	357	352

	4,815	4,358	4,194	1,048	1,070	1,063

(1)	Revenue attributed to geographic areas is based on the customer’s shipped-to location (except for intellectual property license revenue which is attributable to the Netherlands).

Concentration of risk

A substantial portion of our revenue is derived from our top OEM customers, some of whom are supplied through distributors, in the automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing markets. No end customer accounted for greater than 10% of the Company‘s revenues for the years presented. However, sales to one of our distributors, WPG, in 2013, 2012 and 2011 represented 11%, 12% and 12%, respectively, of revenue.

Furthermore, the Company is using outside suppliers or foundries for a portion of its manufacturing capacity.

We have operations in Europe and Asia subject to collective bargaining agreements which could pose a risk to the Company in the near term but we do not expect that our operations will be disrupted if such is the case.

20 Subsequent Events

Expansion stock repurchase program

On February 6, 2014, the Company announced that, effective the same date, NXP expanded its existing stock repurchase program. Under the expanded stock repurchase program, NXP may repurchase shares to cover in part employee stock options and equity rights under its long term incentive plans. The new repurchase program approved by the Board of Directors enables NXP to repurchase up to twenty-five (25) million shares of its common stock from time to time in both privately negotiated and open market transactions, subject to management’s evaluation of market conditions, terms of private transactions, the best interests of NXP shareholders, applicable legal requirements and other factors. There is no guarantee as to the exact number of shares that will be repurchased under the stock repurchase program, and NXP may terminate the repurchase program at any time.

On February 19, 2014, the Company announced that it has repurchased 5 million shares of its common stock from affiliates and from funds managed or advised by KKR in a private transaction. A $300 million draw-down under the Company’s existing Revolving Credit Facility was partly used to settle this repurchase of shares. Under the same stock repurchase plan, since it was announced on February 6, 2014, NXP previously already purchased approximately 2.9 million shares of common stock in various privately negotiated and open market transactions. As a result, NXP repurchased in total approximately 7.9 million shares in NXP under its expanded stock repurchase program up to and including February 21, 2014. The repurchased shares will be used to cover in part employee stock options and equity rights under NXP’s long term incentive plans. The repurchased shares are held as treasury shares and will be accounted for as a reduction of stockholders’ equity.

Senior Secured Term Loan

On February 14, 2014, our subsidiary, NXP B.V. together with NXP Funding LLC entered into a new $400 million aggregate principal amount Senior Secured Term Loan Facility due March 4, 2017. Concurrently, NXP called the $486 million principal amount Senior Secured Term Loan Facility due March 4, 2017. A $100 million draw-down under our existing Revolving Credit Facility was used to settle the combined transactions, as well as pay the related call premium of $5 million and accrued interest of $4 million. Approximately $5 million will be used for general corporate purposes. The exchange of the called Term Loan for the new Term Loan was a non-cash financing transaction.