Form 20-F
period 2014-12-31
NXP Semiconductors N.V.
filed 2015-03-06
CIK 1413447

As filed with the Securities and Exchange Commission on March 6, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Common shares—par value EUR 0.20 per share

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

Class	Outstanding at December 31, 2014
Ordinary shares, par value EUR 0.20 per share	251,751,500 shares

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

A glossary of abbreviations and technical terms used in this Annual Report is set forth on page 74.

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

	As of and for the years ended December 31,
($ in millions unless otherwise stated)	2014	2013	2012	2011	2010
Consolidated Statements of Operations:
Revenue	5,647	4,815	4,358	4,194	4,402
Operating income (loss)	1,049	651	412	357	273
Financial income (expense)-net	(410)	(274)	(437)	(257)	(628)
Income (loss) from continuing operations attributable to stockholders	539	348	(116)	(44)	(515)
Income (loss) from discontinued operations attributable to stockholders	—	—	1	434	59
Net income (loss) attributable to stockholders	539	348	(115)	390	(456)

Per share data(1)(2):
Basic earnings per common share attributable to stockholders in $
- Income (loss) from continuing operations	2.27	1.40	(0.46)	(0.17)	(2.25)
- Income (loss) from discontinued operations	—	—	—	1.74	0.26
- Net income (loss)	2.27	1.40	(0.46)	1.57	(1.99)
Diluted earnings per common share attributable to stockholders in $
- Income (loss) from continuing operations	2.17	1.36	(0.46)	(0.17)	(2.25)
- Income (loss) from discontinued operations	—	—	—	1.74	0.26
- Net income (loss)	2.17	1.36	(0.46)	1.57	(1.99)
Weighted average number of shares of common stock outstanding during the year (in thousands)
• Basic	237,954	248,526	248,064	248,812	229,280
• Diluted	248,609	255,050	248,064 (3)	248,812 (3)	229,280 (3)

Consolidated balance sheet data:
Cash and cash equivalents	1,185	670	617	743	898
Total assets	6,893	6,449	6,439	6,612	7,637
Net assets	801	1,546	1,284	1,357	1,219
Working capital(4)	1,340	939	765	969	811
Total debt(5)	3,999	3,321	3,492	3,799	4,551
Total stockholders’ equity	538	1,301	1,049	1,145	986
Common stock	51	51	51	51	51

Other operating data:
Capital expenditures	(329)	(215)	(251)	(221)	(258)
Depreciation and amortization(6)	405	514	533	591	684

Consolidated statements of cash flows data:
Net cash provided by (used for):
Operating activities	1,468	891	722	175	361
Investing activities	(387)	(240)	(243)	(202)	(269)
Financing activities	(554)	(598)	(574)	(926)	(157)
Net cash provided by (used for) continuing operations	527	53	(95)	(953)	(65)
Net cash provided by (used for) discontinued operations	—	—	(45)	809	(5)

(1)	In 2010, we amended our articles of association in order to effect a 1-for-20 reverse stock split, decreasing the number of shares of common stock outstanding from approximately 4.3 billion to approximately 215 million and increasing the par value of the shares of common stock from €0.01 to €0.20. In all periods presented, basic and diluted weighted average shares outstanding and earnings per share have been calculated to reflect the 1-for-20 reverse stock split.
(2)	The Company has not paid any dividends during the periods presented.
(3)	Due to our net losses from continuing operations attributable to stockholders in the periods from 2010 to 2012, all potentially dilutive securities have been excluded from the calculation of diluted earnings per common share because their effect would be anti-dilutive.
(4)	Working capital is calculated as current assets less current liabilities (excluding short-term debt).

(5)	As adjusted for our cash and cash equivalents our net debt was calculated as follows:

($ in millions)	2014	2013	2012	2011	2010
Long-term debt	3,979	3,281	3,185	3,747	4,128
Short-term debt	20	40	307	52	423

Total debt	3,999	3,321	3,492	3,799	4,551
Less: cash and cash equivalents	(1,185)	(670)	(617)	(743)	(898)

Net debt	2,814	2,651	2,875	3,056	3,653

Net debt is a non-GAAP financial measure. See “Use of Certain Non-GAAP Financial Measures” under Part I, 5A. Operating Results.

(6)	Depreciation and amortization includes the cumulative net effect of purchase price adjustments related to a number of acquisitions and divestments, including the purchase by a consortium of private equity investors of an 80.1% interest in our business, described elsewhere in this Annual Report as our “Formation.” The cumulative net effects of purchase price adjustments in depreciation and amortization aggregated to $164 million in 2014, $246 million in 2013, $273 million in 2012, $301 million in 2011 and $302 million in 2010. In 2014, depreciation and amortization included $1 million (2013: $9 million; 2012: $2 million; 2011: $5 million and 2010: $40 million) related to disposals that occurred in connection with our restructuring activities and $1 million (2013: $3 million; 2012: $2 million; 2011: $1 million and 2010: $6 million) relating to other incidental items. For a detailed list of the acquisitions and a discussion of the effect of acquisition accounting, see the “Effect of Acquisition Accounting” section in Part I, Item 5 A. Operating Results. Depreciation and amortization also includes impairments to goodwill and other intangibles, as well as write-offs in connection with acquired in-process research and development, if any.

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

The table below shows the average noon buying rates for U.S. dollars per euro for the five years ended December 31, 2014. The averages set forth in the table below have been computed using the noon buying rate on the last business day of each month during the periods indicated.

	Year ended December 31,
	2014	2013	2012	2011	2010
Average $ per €	1.3297	1.3281	1.2859	1.3931	1.3261

The following table shows the high and low noon buying rates for U.S. dollars per euro for each of the six months in the six-month period ended February 20, 2015:

Month	High	Low
	($ per €)
2014
August	1.3436	1.3150
September	1.3136	1.2628
October	1.2812	1.2517
November	1.2554	1.2394
December	1.2504	1.2101

2015
January	1.2015	1.1279

On February 20, 2015, the noon buying rate was $1.1372 per €1.00.

Fluctuations in the value of the euro relative to the U.S. dollar have had a significant effect on the translation into U.S. dollar of our euro-denominated assets, liabilities, revenue and expenses, and may continue to do so in the future. For further information on the impact of fluctuations in exchange rates on our operations, see the “Fluctuations in Foreign Rates May Have An Adverse Effect On Our Financial Results” section in Part I, Item 3D. Risk Factors and the “Foreign Currency Risks” section in Part I, Item 11. Quantitative and Qualitative Disclosures About Market Risk.

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

Risks related to our business

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

In 2008 and 2009, Europe, the United States and international markets experienced increased volatility and instability. In 2014, volatility and instability in financial markets continued following renewed investor concerns related to the economic situation in parts of the world, increased hostilities in the Middle East, increased conflict between the Ukraine and Russia and other world events. These, or other events, could further adversely affect the economies of the European Union, the United States and those of other countries and may exacerbate the cyclicality of our business. Among other factors, we face risks attendant to declines in general economic conditions, changes in demand for end-user products and changes in interest rates.

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

We rely on the efficient and uninterrupted operation of complex information technology applications, systems and networks to operate our business. Any significant interruption in our business applications, systems or networks, including but not limited to new system implementations, computer viruses, cyber attacks, security breaches, facility issues or energy blackouts could have a material adverse impact on our operations, sales and operating results. In recent years, the risks that we and other companies face from cyber attacks have increased significantly. Given the nature of some of our products these attacks may originate from well organized, highly skilled and highly funded organizations. Any such attack or system or network disruption could result in a loss of our intellectual property, the release of commercially sensitive information or partner, customer or employee personal data, disruption of the supply chain towards our customers, or the loss of production capabilities at one of our manufacturing sites. Therefore, any such severe incident could harm our competitive position, result in a loss of customer confidence, and cause us to incur significant costs to remedy the damages caused by the system or network disruptions, whether caused by cyber attacks, security breaches or otherwise. The protective measures that we are adopting to avoid system or network disruptions may, especially given the potential professionalism of the intruders, be insufficient to prevent or limit the damage from any future disruptions and any disruption could have a material adverse impact on our business, operations and financial results. Although we have experienced cyber attacks, to date we have not incurred any significant damage as a result. There can be no assurance that our controls will be adequate to avoid damages from cyber attacks.

In difficult market conditions, our high fixed costs combined with low revenue negatively affect our results of operations.

The semiconductor industry is characterized by high fixed costs and, notwithstanding our utilization of third-party manufacturing capacity, most of our production requirements are met by our own manufacturing facilities. In less favorable industry environments, like we faced in the second half in 2011, we are generally faced with a decline in the utilization rates of our manufacturing facilities due to decreases in demand for our products. During such periods, our fabrication plants could operate at lower loading level, while the fixed costs associated with the full capacity continue to be incurred, resulting in lower gross profit.

The semiconductor industry is capital intensive and if we are unable to invest the necessary capital to operate and grow our business, we may not remain competitive.

To remain competitive, we must constantly improve our facilities and process technologies and carry out extensive research and development, each of which requires investment of significant amounts of capital. This risk is magnified by the indebtedness we currently have, since we are required to use a portion of our cash flow to service that debt. If we are unable to generate sufficient cash flow or raise sufficient capital to meet both our debt service and capital investment requirements, or if we are unable to raise required capital on favorable terms when needed, this could have a material adverse effect on our business, financial condition and results of operations.

We rely to a significant extent on proprietary intellectual property. We may not be able to protect this intellectual property against improper use by our competitors or others.

We depend significantly on patents and other intellectual property rights to protect our products and proprietary design and fabrication processes against misappropriation by others. We may in the future have difficulty obtaining patents and other intellectual property rights, and the patents we receive may be insufficient to provide us with meaningful protection or commercial advantage. We may not be able to obtain patent protection or secure other intellectual property rights in all the countries in which we operate, and under the laws of such countries, patents and other intellectual property rights may be or become unavailable or limited in scope. The protection offered by intellectual property rights may be inadequate or weakened for reasons or circumstances that are out of our control. Further, our trade secrets may be vulnerable to disclosure or misappropriation by employees, contractors and other persons. In particular, intellectual property rights are difficult to enforce in some countries, since the application and enforcement of the laws governing such rights may not have reached the same level as compared to other jurisdictions where we operate, such as the United States, Germany and the Netherlands. Consequently, operating in some of these countries may subject us to an increased risk that unauthorized parties may attempt to copy or otherwise use our intellectual property or the intellectual property of our suppliers or other parties with whom we engage. There is no assurance that we will be able to protect our intellectual property rights or have adequate legal recourse in the event that we seek legal or judicial enforcement of our intellectual property rights under the laws of such countries. Any inability on our part to adequately protect our intellectual property may have a material adverse effect on our business, financial condition and results of operations.

The intellectual property that was transferred or licensed to us from Philips may not be sufficient to protect our position in the industry.

In connection with our separation from Philips in 2006, Philips transferred patents to us subject to certain limitations, including (1) any prior commitments to and undertakings with third parties entered into prior to the separation and (2) certain licenses retained by Philips. The licenses retained by Philips give Philips the right to sublicense to third parties in certain circumstances, which may divert revenue opportunities from us. In the meantime, several divestitures, including the divestment of our wireless operations to ST-NXP Wireless in 2008, the divestment of our television systems and set-top box business lines to Trident in 2010, and the sale of our Sound Solutions business to Knowles Electronics in 2011 has led to the transfer of certain patents to third parties.

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

The Merger with Freescale may not be consummated.

On March 1, 2015, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the merger of Nimble Acquisition Limited (“Sub”) with and into Freescale Semiconductor, Ltd. (“Freescale”), with Freescale surviving the merger as a wholly-owned, indirect subsidiary of NXP (the “Merger”). The Merger Agreement provides that the consummation of the Merger is subject to customary conditions. If the Merger is not consummated, this could cause serious disruptions to our business, which could have an adverse effect on our business, financial condition and results of operations. In addition, the Merger Agreement contains certain termination rights and obligations, including payment of termination fees, for the Company and Freescale.

We entered into the Merger Agreement with Freescale and may continue to make other acquisitions and engage in other transactions to complement or expand our existing businesses. However, we may not be successful in acquiring other suitable targets or we may not be successful in integrating Freescale or any such other target into our operations. Any acquisitions we make may lead to a diversion of management resources.

Our future success may depend on acquiring businesses and technologies, making investments or forming joint ventures that complement, enhance or expand our current portfolio or otherwise offer us growth opportunities. On March 2, 2015, we announced our intent to merge with Freescale, however, as of the date hereof, we have not obtained any of the conditions to which the Merger is subject. In addition, in pursuing acquisitions, including the Merger with Freescale, we may face competition from other companies in the semiconductor industry. Our ability to consummate the Merger Agreement we entered into with Freescale or to acquire other targets may also be limited by applicable antitrust laws and other regulations in the United States, the European Union and other jurisdictions in which we do business. To the extent that we are successful in consummating the Merger Agreement we entered into with Freescale or making other acquisitions, we may have to expend substantial amounts of cash, incur debt, assume loss-making divisions and incur other types of expenses. We may also face challenges in successfully integrating Freescale or any such other acquired companies into our existing organization or in creating the anticipated cost synergies. Each of these risks could have a material adverse effect on our business, financial condition and results of operations.

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

We manufacture, in our own factories as well as with third parties, our products using processes that are highly complex, require advanced and costly equipment and must continuously be modified to improve yields and performance. Difficulties in the production process can reduce yields or interrupt production, and, as a result of such problems, we may on occasion not be able to deliver products or do so in a timely or cost-effective or competitive manner. As the complexity of both our products and our fabrication processes has become more advanced, manufacturing tolerances have been reduced and requirements for precision have become more demanding. As is common in the semiconductor industry, we have in the past experienced manufacturing difficulties that have given rise to delays in delivery and quality control problems. There can be no assurance that any such occurrence in the future would not materially harm our results of operations. Further, we may suffer disruptions in our manufacturing operations, either due to production difficulties such as those described above or as a result of external factors beyond our control. We may, in the future, experience manufacturing difficulties or permanent or temporary loss of manufacturing capacity due to the preceding or other risks. Any such event could have a material adverse effect on our business, financial condition and results of operations.

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

Failure of our third party suppliers to perform could adversely affect our ability to exploit growth opportunities.

We currently use outside suppliers for a portion of our manufacturing capacity. Outsourcing our production presents a number of risks. If our outside suppliers are unable to satisfy our demand, or experience manufacturing difficulties, delays or reduced yields, our results of operations and ability to satisfy customer demand could suffer. In addition, purchasing rather than manufacturing these products may adversely affect our gross profit margin if the purchase costs of these products are higher than our own manufacturing costs would have been. Prices for foundry products also vary depending on capacity utilization rates at our suppliers, quantities demanded, product technology and geometry. Furthermore, these outsourcing costs can vary materially from quarter to quarter and, in cases of industry shortages, they can increase significantly, negatively affecting our gross profit.

Loss of our key management and other personnel, or an inability to attract such management and other personnel, could affect our business.

We depend on our key management to run our business and on our senior engineers to develop new products and technologies. Our success will depend on the continued service of these individuals. Although we have several share based compensation plans in place, we cannot be sure that these plans will help us in our ability to retain key personnel, especially considering the fact that the stock options under some of our plans become exercisable upon a change of control (in particular, when a third party, or third parties acting in concert, obtains, whether directly or indirectly, control of us). The loss of any of our key personnel, whether due to departures, death, ill health or otherwise, could have a material adverse effect on our business. The market for qualified employees, including skilled engineers and other individuals with the required technical expertise to succeed in our business, is highly competitive and the loss of qualified employees or an inability to attract, retain and motivate the additional highly skilled employees required for the operation and expansion of our business could hinder our ability to successfully conduct research activities or develop marketable products. The foregoing risks could have a material adverse effect on our business.

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

We are a global company and, as a direct consequence, movements in the financial markets may impact our financial results. We are exposed to a variety of financial risks, including currency fluctuations, interest rate risk, liquidity risk, commodity price risk and credit risk and other non-insured risks. We have euro-denominated assets and liabilities and, since our reporting currency is the U.S. dollar, the impact of currency translation adjustments to such assets and liabilities may have a negative effect on our stockholders’ equity. We continue to hold or convert a part of our cash in euros as a hedge for euro expenses and euro interest payments. We are exposed to fluctuations in exchange rates when we convert U.S. dollars to euro. We enter into diverse financial transactions with several counterparties to mitigate our currency risk. We only use derivative instruments for hedging purposes. The U.S. dollar-denominated debt issued by us and our subsidiary, NXP B.V., with functional currency euro may generate adverse currency results in our financial income and expenses. Part of this effect is mitigated due to the application of net investment hedge accounting, since May 2011, pursuant to which the currency results on (part of) the U.S. dollar-denominated debt is reported as part of other comprehensive income within equity instead of financial income and expense in the Consolidated Statements of Operations. Absent the application of net investment hedge accounting, we would have recorded an additional charge of $214 million, before tax, within financial income and expense in the 2014 statement of operations. The rating of our debt by major rating agencies may further improve or deteriorate, which could affect our additional borrowing capacity and financing costs.

We are also a purchaser of certain base metals, precious metals, chemicals and energy used in the manufacturing process of our products, the prices of which can be volatile. Credit risk represents the loss that would be recognized at the reporting date if counterparties failed to perform upon their agreed payment obligations. Credit risk is present within our trade receivables. Such exposure is reduced through ongoing credit evaluations of the financial conditions of our customers and by adjusting payment terms and credit limits when appropriate. We invest available cash and cash equivalents with various financial institutions and are in that respect exposed to credit risk with these counterparties. We actively manage concentration risk on a daily basis adhering to a treasury management policy. We seek to limit the financial institutions with which we enter into financial transactions, such as depositing cash, to those with a strong credit rating wherever possible. If we are unable to successfully manage these risks, they could have a material adverse effect on our business, financial condition and results of operations.

The impact of a negative performance of financial markets and demographic trends on our defined benefit pension liabilities and costs cannot be predicted.

We sponsor defined benefit pension plans in a number of countries and a significant number of our employees are covered by our defined benefit pension plans. As of December 31, 2014, we had recognized a net accrued benefit liability of $290 million, representing the unfunded benefit obligations of our defined pension plans. The funding status and the liabilities and costs of maintaining these defined benefit pension plans may be impacted by financial market developments. For example, the accounting for such plans requires determining discount rates, expected rates of compensation and expected returns on plan assets, and any changes in these variables can have a significant impact on the projected benefit obligations and net periodic pension costs. Negative performance of the financial markets could also have a material impact on funding requirements and net periodic pension costs. Our defined benefit pension plans may also be subject to demographic trends. Accordingly, our costs to meet pension liabilities going forward may be significantly higher than they are today, which could have a material adverse impact on our financial condition.

Changes in the tax deductibility of interest may adversely affect our financial position and our ability to service the obligations under our indebtedness.

Effective January 1, 2013 certain new limitations apply to the tax deductibility of interest expense in the Netherlands. A Dutch company that is considered to be financed with excessive debt, may not be entitled to deduct interest expense on such excessive debt. Existing debt is not grandfathered under these rules. The measurement of whether there is excessive debt is based on arithmetic tests based on the amount of equity of the company in relation to the acquisition cost of and capital invested in the Netherlands and foreign subsidiaries of the Netherlands consolidated group. When the equity of the company is below a certain minimum threshold, the company may be considered to have excessive debt. Certain safe harbor rules apply when new operational businesses are acquired by the company. Despite this was not the case in 2014 and is not expected for 2015, the application of this limitation on tax deductibility of interest expense may adversely affect our financial position and our ability to service the obligations under our indebtedness.

We are exposed to a number of different tax uncertainties, which could have an impact on tax results.

We are required to pay taxes in multiple jurisdictions. We determine the taxes we are required to pay based on our interpretation of the applicable tax laws and regulations in the jurisdictions in which we operate. We may be subject to unfavorable changes in the respective tax laws and regulations to which we are subject. Tax controls, audits, change in controls and changes in tax laws or regulations or the interpretation given to them may expose us to negative tax consequences, including interest payments and potentially penalties. We have issued transfer-pricing directives in the areas of goods, services and financing, which are in accordance with the Guidelines of the Organization of Economic Co-operation and Development (OECD). As transfer pricing has a cross border effect, the focus of local tax authorities on implemented transfer pricing procedures in a country may have an impact on results in another country.

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

Scientific examination of, political attention to and rules and regulations on issues surrounding the existence and extent of climate change may result in an increase in the cost of production due to increase in the prices of energy and introduction of energy or carbon tax. A variety of regulatory developments have been introduced that focus on restricting or managing the emission of carbon dioxide, methane and other greenhouse gases. Enterprises may need to purchase at higher costs new equipment or raw materials with lower carbon footprints. Environmental laws and regulations could also require us to acquire pollution abatement or remediation equipment, modify product designs, or incur expenses. New materials that we are evaluating for use in our operations may become subject to regulation. These developments and further legislation that is likely to be enacted could affect our operations negatively. Changes in environmental regulations could increase our production and operational costs, which could adversely affect our results of operations and financial condition.

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

The price of our common stock historically has been volatile. The price of our common stock may fluctuate significantly.

The stock market in recent years has experienced significant price and volume fluctuations that have often been unrelated to the operating performance of companies. The market price for our common stock has varied between a high of $78.34 on November 28, 2014 and a low of $42.42 on January 13, 2014 in the twelve-month period ending on December 31, 2014. The market price of our common stock is likely to continue to be volatile and subject to significant price and volume fluctuations for many reasons, including in response to the risks described in this section, or for reasons unrelated to our operations, such as reports by industry analysts, investor perceptions or negative announcements by our customers, competitors, peer companies or suppliers regarding their own performance, or announcements by our competitors of significant contracts, market perception of the Merger with Freescale or other acquisitions, strategic partnerships, joint ventures, joint marketing relationships or capital commitments, the passage of legislation or other regulatory developments affecting us or our industry, as well as industry conditions and general financial, economic and political instability. In the past, following periods of market volatility, shareholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

We have not paid dividends in the past and may not do so in the foreseeable future.

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

Our guidance is based upon a number of assumptions and estimates that, while presented with numerical specificity, is inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and are based upon specific assumptions with respect to future business decisions, some of which will change. We generally state possible outcomes as high and low ranges which are intended to provide a sensitivity analysis as variables are changed but are not intended to represent that actual results could not fall outside of the suggested ranges. The principal reason that we release this data is to provide a basis for our management to discuss our business outlook with analysts and investors. We do not accept any responsibility for any projections or reports published by any such persons.

Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions of the guidance furnished by us will not materialize or will vary significantly from actual results. Accordingly, our guidance is only an estimate of what management believes is realizable as of the date of release. Actual results will vary from the guidance and the variations may be material. Investors should also recognize that the reliability of any forecasted financial data diminishes the farther in the future the data is forecasted. In light of the foregoing, investors are urged to put the guidance in context and not to place undue reliance on it.

Any failure to successfully implement our operating strategy, failure to close on the proposed merger with Freescale or the occurrence of any of the events or circumstances set forth in, or incorporated by reference into, this annual report could result in the actual operating results being different than the guidance, and such differences may be adverse and material.

Risks related to our corporate structure

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

In the absence of an applicable treaty for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters to which the United States and the Netherlands are a party, a judgment obtained against the Company in the courts of the United States, whether or not predicated solely upon the U.S. federal securities laws, including a judgment predicated upon the civil liability provisions of the U.S. securities law or securities laws of any State or territory within the United States, will not be directly enforceable in the Netherlands.

In order to obtain a judgment which is enforceable in the Netherlands, the claim must be relitigated before a competent court of the Netherlands; the relevant Netherlands court has discretion to attach such weight to a judgment of the courts of the United States as it deems appropriate; based on case law, the courts of the Netherlands may be expected to recognize and grant permission for enforcement of a judgment of a court of competent jurisdiction in the United States without re-examination or relitigation of the substantive matters adjudicated thereby, provided that (i) the relevant court in the United States had jurisdiction in the matter in accordance with standards which are generally accepted internationally; (ii) the proceedings before that court complied with principles of proper procedure; (iii) recognition and/or enforcement of that judgment does not conflict with the public policy of the Netherlands; and (iv) recognition and/or enforcement of that judgment is not irreconcilable with a decision of a Dutch court rendered between the same parties or with an earlier decision of a foreign court rendered between the same parties in a dispute that is about the same subject matter and that is based on the same cause, provided that earlier decision can be recognized in the Netherlands.

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

Our general meeting of stockholders has empowered our board of directors to issue additional shares and grant rights to subscribe for shares in the form of shares of common or preferred stock, up to the maximum of the relevant class or series included in the authorized share capital and to restrict or exclude pre-emptive rights pertaining to (the right to subscribe for) shares for a period of five years from August 2, 2010 until August 2, 2015. Although we have not and do not envisage to adopting any specific takeover measures, our preferred shares are separate classes of equity securities that could be issued for defensive purposes. Such shares would typically have both a liquidation and dividend preference over our shares of common stock and otherwise accrue cash dividends at a fixed rate.

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

We report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we follow Dutch laws and regulations with regard to such matters, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including: (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the Commission of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are required to file their Annual Report on Form 20-F by 120 days after the end of each fiscal year while U.S. domestic issuers that are large accelerated filers are required to file their Annual Report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, even though we are contractually obligated and intend to make interim reports available to our stockholders, copies of which we are required to furnish to the Securities and Exchange Commission (the “SEC”) on a Form 6-K, and even though we are required to furnish reports on Form 6-K disclosing whatever information we have made or are required to make public pursuant to Dutch law or distribute to our stockholders and that is material to our company, you may not have the same protections afforded to investors in companies that are not foreign private issuers.

We are a foreign private issuer and, as a result, in accordance with the listing requirements of the NASDAQ Global Select Market we rely on certain home country governance practices rather than the corporate governance requirements of the NASDAQ Global Select Market.

We are a foreign private issuer. As a result, in accordance with the listing requirements of the NASDAQ Global Select Market we rely on home country governance requirements and certain exemptions thereunder rather than relying on the corporate governance requirements of the NASDAQ Global Select Market. For an overview of our corporate governance principles, see “Item 16G.- Corporate Governance” of our 2014 Annual Report, including the section describing the differences between the corporate governance requirements applicable to common stock listed on the NASDAQ Global Select Market and the Dutch corporate governance requirements. Accordingly, you may not have the same protections afforded to stockholders of companies that are not foreign private issuers.

Risks related to our indebtedness

Our debt obligations expose us to risks that could adversely affect our financial condition, which could adversely affect our results of operations.

As of December 31, 2014, we had outstanding indebtedness with an aggregate principal amount of $4,206 million. Our substantial indebtedness could have a material adverse effect on our business by:

•	increasing our vulnerability to adverse economic, industry or competitive developments;

•	requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;

•	exposing us to the risk of increased interest rates because certain of our indebtedness, including our loans under the Secured Revolving Credit Facility and Term Loans, bear interest at a variable rate;

•	making it more difficult for us to satisfy our obligations with respect to our indebtedness, including the Notes, and any failure to comply with the obligations of any our debt instruments, including restrictive covenants and borrowing conditions, could result in an event default under the indenture governing the Notes and the indentures and agreements governing such other indebtedness;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•	limiting our ability to obtain additional financial for working capital, capital expenditures, restructurings, product development, research and development, debt service requirements, investments, acquisitions and general corporate or other purposes; and

•	limiting our flexibility in planning for, or reacting to, changes in our business or market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged and who therefore, may be able to take advantage of opportunities that our leverage prevents us from exploiting.

Despite our level of indebtedness, we may still incur significantly more debt, which could further exacerbate the risks described above and affect our ability to service and repay our debt.

If we do not comply with the covenants in our debt agreements or fail to generate sufficient cash to service and repay our debt, it could adversely affect our operating results and our financial condition.

The Secured Revolving Credit Facility, the Term Loans, the indentures governing the Unsecured Notes or any other debt arrangements that we may have require us to comply with various covenants. If there were an event of default under any of our debt instruments that was not cured or waived, the holders of the defaulted debt could terminate commitments to lend and cause all amounts outstanding with respect to the debt to be due and payable immediately, which in turn could result in cross defaults under our other debt instruments. Our assets and cash flow may not be sufficient to fully repay borrowings under all of our outstanding debt instruments if some or all of these instruments are accelerated upon an event of default.

Our ability to make scheduled payments or to refinance our debt obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business, competitive, legislative, regulatory and other factors beyond our control. Our business may not generate sufficient cash flow from operations, or future borrowings under the Secured Revolving Credit Facility or from other sources may not be available to us in an amount sufficient to enable us to repay our indebtedness, or to fund our other liquidity needs, including our working capital and capital expenditure requirements, and we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital, restructure or refinance our indebtedness or reduce or delay capital expenditures, strategic acquisitions, investments and alliances, any of which could have a material adverse effect on our business. We cannot guarantee that we will be able to obtain enough capital to service our debt and fund our planned capital expenditures and business plan. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments may restrict us from adopting some of these alternatives. In addition, any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.

The conditional conversion feature of the 2019 Cash Convertible Senior Notes, if triggered, may adversely affect our financial condition and operating results.

In the event the conditional conversion feature of the 2019 Cash Convertible Senior Notes is triggered, holders thereof will be entitled to convert the 2019 Cash Convertible Senior Notes solely into cash at any time during specified periods at their option. If one or more holders elect to convert their 2019 Cash Convertible Senior Notes, we would be required to pay cash to settle any such conversion, which could adversely affect our liquidity. In addition, even if holders do not elect to convert their 2019 Cash Convertible Senior Notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding aggregate principal of the 2019 Cash Convertible Senior Notes as a current rather than long-term liability, which may adversely affect our net working capital.

The accounting for the 2019 Cash Convertible Senior Notes will result in our having to recognize interest expense significantly greater than the stated interest rate of the 2019 Cash Convertible Senior Notes and may result in volatility to our Consolidated Statements of Operations.

We will settle conversions of the 2019 Cash Convertible Senior Notes entirely in cash. Accordingly, the conversion option that is part of the 2019 Cash Convertible Senior Notes will be accounted for as a derivative pursuant to applicable accounting standards relating to derivative instruments and hedging activities. In general, this resulted in an initial valuation of the conversion option, which was bifurcated from the debt component of the 2019 Cash Convertible Senior Notes, resulting in an original issue discount. The original issue discount will be amortized and recognized as a component of interest expense over the term of the 2019 Cash Convertible Senior Notes, which will result in an effective interest rate reported in our Consolidated Statements of Operations significantly in excess of the stated coupon of 1.0%. This accounting treatment will reduce our earnings, but it will not affect the amount of cash interest paid to holders of Notes or our cash flows.

For each financial statement period after issuance of the 2019 Cash Convertible Senior Notes, a hedge gain or loss will be reported in our Consolidated Statements of Operations to the extent the valuation of the conversion option changes from the previous period. The cash convertible note hedge transactions we entered into in connection with the 2019 Cash Convertible Senior Notes will also be accounted for as derivative instruments, generally offsetting the gain or loss associated with changes to the valuation of the conversion option. Although we do not expect there to be a material net impact to our Consolidated Statements of Operations as a result of issuing the 2019 Cash Convertible Senior Notes and entering into the cash convertible note hedge transactions, we cannot assure you that these transactions will be completely offset, which may result in volatility to our Consolidated Statements of Operations.

The accounting of the warrant transactions requires the warrants being marked-to-market as liabilities on a quarterly basis, and may result in volatility to our earnings each quarterly period.

Concurrently with the pricing of the 2019 Cash Convertible Senior Notes on November 24, 2014, we entered into warrant transactions with the option counterparties pursuant to which we sold warrants to purchase our common stock. Under U.S. GAAP, the fair value of the warrants would be subject to changes in currency exchange rates because the warrants’ strike price is denominated in U.S. dollars, which is different from our functional currency, which is euros. As a result, under U.S. GAAP, the warrants are not considered indexed to our own stock, which in turn results in the warrants being classified as liabilities on our balance sheet and required to be marked-to-market on a quarterly basis. Applying mark-to-market accounting to the liability-classified warrants may result in volatility to our earnings. As our stock price increases, the fair value of the warrants increases, and accordingly our liability increases. This increase is reflected as an expense in our consolidated statements of operations, which leads to lower earnings for the quarterly period. Conversely, as our stock price decreases, the fair value of the warrants declines, resulting in a gain that is reported in our consolidated statements of operations, which leads to higher earnings for the quarterly period.

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

On August 5, 2010, we made an initial public offering of 34 million shares of our common stock and listed our common stock on the NASDAQ Global Select Market.

In 2014, the last members of the Private Equity Consortium sold their remaining shares of our common stock. Representatives of certain members of the Private Equity Consortium continue to serve on our Board of Directors.

On March 2, 2015, NXP announced that the company has entered into a definitive agreement under which NXP will merge with Freescale Semiconductor, Ltd. (Freescale).

Under the terms of the agreement, Freescale shareholders will receive $6.25 in cash and 0.3521 of an NXP ordinary share for each Freescale common share held at the close of the transaction. The purchase price implies a total equity value for Freescale of approximately $11.8 billion (based on NXP’s closing stock price as of February 27, 2015) and a total enterprise value of approximately $16.7 billion including Freescale’s net debt. The transaction is expected to close in the second half of calendar 2015. NXP intends to fund the transaction with $1.0 billion of cash from its balance sheet, $1.0 billion of new debt and approximately 115 million of NXP ordinary shares. Post transaction, Freescale shareholders are expected to own approximately 32 percent of the combined company. The transaction has been unanimously approved by the boards of directors of both companies and is subject to regulatory approvals in various jurisdictions and customary closing conditions, as well as the approval of NXP and Freescale shareholders. Upon consummation, we expect to account for the merger under the acquisition method of accounting in accordance with Financial Accounting Standards Board Accounting Standard Topic 805, Business Combinations, with NXP treated as the accounting acquirer.

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

Reporting Segments

NXP is organized into two market oriented reportable segments, High Performance Mixed Signal (“HPMS”) and Standard Products (“SP”). Corporate and Other represents the remaining portion (or “segment”) to reconcile to the Consolidated Financial Statements. You can find a description of each of our reportable segments below. We also have a manufacturing group that manages our manufacturing and supply chain activities. Prior to January 1, 2013 we had three reportable segments: HPMS, SP and Manufacturing Operations. During the first quarter of 2013 we moved our General Purpose Logic Product Line from our HPMS segment (Portable & Computing) to our SP segment; and our NXP software product line to our HPMS Segment (Industrial & Infrastructure) from Corporate and Other. We also determined in the fourth quarter of 2013 that Manufacturing Operations no longer meets the criteria for separate reporting as a reportable segment and consequently, its results are now reflected within Corporate and Other. As a result of the above changes to the composition of our operating and reportable segments, corresponding information for prior periods have been reclassified to conform to the current period presentation.

B. Business Overview

Our Company

We are a global semiconductor company and a long-standing supplier in the industry, with over 50 years of innovation and operating history. We provide leading High Performance Mixed Signal and Standard Product solutions that leverage our deep application insight and our technology and manufacturing expertise in security, interface, RF, analog, power management and digital processing products. Our product solutions are used in a wide range of applications such as: automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing. We engage with leading original equipment manufacturers (“OEMs”) worldwide and 68% of our revenue in 2014 was derived from Asia Pacific (excluding Japan).

As of December 31, 2014, we had 27,884 full-time equivalent employees located in over 20 countries, with research and development activities in Asia, Europe and the United States, and manufacturing facilities in Asia and Europe. For the year ended December 31, 2014, we generated revenue of $5,647 million.

Markets, applications and products

We sell two categories of products, High Performance Mixed Signal product solutions and Standard Products. The first category, which consists of highly differentiated application-specific High Performance Mixed Signal semiconductors and system solutions, accounted for 77% of our total product revenue in 2014. We believe that High Performance Mixed Signal is an attractive market in terms of growth, barriers to entry, relative business and pricing stability and capital intensity. The second of our product categories, Standard Products, accounted for 23% of our total product revenue in 2014, and consists of devices that can be incorporated in many different types of electronics equipment and that are typically sold to a wide variety of customers, both directly and through distributors. Manufacturing cost, supply chain efficiency and continuous improvement of manufacturing processes drive the profitability of our Standard Products.

Reorganization of HPMS segment

Effective January 1, 2015, NXP has reorganized the HPMS segment from the four business lines: Automotive, Identification, Infrastructure & Industrial and Portable & Computing into the following four business lines: Automotive, Secure Identification Solutions, Secure Connected Devices and Secure Interfaces and Power.

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

The High Performance Mixed Signal segment is organized into four business lines named: Automotive, Identification, Infrastructure & Industrial and Portable & Computing. The below table provides an overview of the key applications per business line, the leading market positions and our key customers.

	Automotive	Identification	Infrastructure & Industrial	Portable & Computing
Key applications	• Car access & immobilizers • In vehicle networking • Car entertainment • Telematics • ABS • Transmission/ throttle control • Automotive Lighting	• Secure identity • Secure transactions • Tagging & authentication	• Wireless base stations • Satellite & CATV infra • Radar • Power supplies • Lighting • Personal Healthcare • TV & Set-top boxes • Mobile Handsets	• Mobile handset • Tablet • Monitor • Personal computer • Smart metering • White goods & home appliances • Pachinko machines • Medical • Industrial • Consumer

Selected market leading positions	• #1 Can/LIN/ Flex Ray in-vehicle networking • #1 passive keyless entry/ immobilizers • #1 car radio • #2 audio amplifiers	• #1 e-Government • #1 Transport & Access management • #1 Banking • #1 NFC	• #2 in RF Power	• # 3 in sensor hub

Key OEM and electronic manufacturing services (EMS) end customers	• Becker • Bosch • Clarion • Continental • Delphi • Fujitsu Ten • Hyundai • Mitsubishi • Panasonic • Visteon	• Apple • Bundesdruckerei • Gemalto • Giesecke • Kona • Oberthur • Samsung • Smartrac • Sony • Wuhan/Tianyu Info	• Alcatel • BBK • Ericsson • HTC • Huawei • NSN • Philips • Samsung • Sony • ZTE	• Apple • Continental • Foxconn • Huawei • Inventec • Samsung • Vasco • Wistron • ZLG Electronics • ZTE

The list above, some of whom are supplied by distributors, in alphabetical order, represents our key OEM, ODM and electronic manufacturing services end customers based on 2014 revenue. Key distributors across these applications are Arrow, Avnet, Edom, Vitec and WPG.

Automotive. In the automotive market we are a leader in in-vehicle networking, car passive keyless entry and immobilization, and car radio and car audio amplifiers. We also have an emerging business in car solid state lighting drivers and are investing in growth areas, such as Car2X communication products which relate to assisted and autonomous driving.

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

In 2013, we made (together with Cisco), a strategic investment in Cohda Wireless, an equipment vendor in the Intelligent Transport Systems (ITS) market with whom we co-operate for Car2X solutions. In December 2013, we announced a joint venture with Datang Telecom, targeting the China domestic hybrid and electrical car market which became active in April 2014. In December 2013, we also announced the intended sale of our Telematics Module business to Telit communications which was closed end of March 2014.

For the full year 2014, we had High Performance Mixed Signal revenue of $1,144 million in automotive applications, compared to $1,019 million in 2013, which represents a 12.3% year over year increase. According to Strategy Analytics, the total market for automotive semiconductors was $27.7 billion in 2013, and projects it will grow at a compounded annual growth rate of 7.4% between 2013 and 2017. According to Strategy Analytics’ estimates we were the fifth largest supplier of automotive semiconductors worldwide in 2013.

Identification. Based on revenue in 2014, NXP continues to have the leading position in the overall identification chip market segment. We address all segments of the market, except for the commodity SIM market. We are the largest supplier world-wide of ICs for e-government, transportation and access management.

NXP is a global market segment leader in the EMV migration wave in which credit and debit cards around the world are transitioning from non-secure magnetic stripes to secure chips.

Our MIFARE products are widely used in worldwide e-passport projects and public transport systems that have adopted electronic ticketing.

We have led the development and standard setting of Near Field Communications (NFC), which is a rapidly growing standard for secure short-range connectivity. In combination with our Secure Element portfolio, this has given us a leadership position in Mobile wallets and Mobile payment.

Our leadership in the identification market is based on the breadth of our product portfolio underpinned by the successful launch of new product platforms led by the strength of our security and our end-to-end system contactless read speed performance.

Key growth drivers will be the further adoption of security ICs in governmental documents and payment cards, the adoption of new security standards, the need for multi-application solutions in existing smart card markets and the increasing needs of anti-counterfeiting solutions.

For the full year 2014, we had High Performance Mixed Signal revenue of $1,469 million in identification applications, compared to $1,297 million in 2013, which represents a 13.3% year over year growth. According to ABI Research, the market size for identification ICs was $3.3 billion in 2013, and is expected to grow at a compounded annual rate of 14% to $5.6 billion in 2017.

Infrastructure and Industrial. We have a leading market position in high-performance radio frequency solutions and have a broad portfolio in lighting drivers and strong positions in selected niche segments of the AC-DC power conversion and personal healthcare markets. In addition, we have an emerging business in low power connectivity and mobile audio. Our overall revenue in these businesses was $883 million in 2014 versus $729 million in 2013, which represents an increase of 21.1% year over year.

Our leading high-performance radio frequency business mainly provides RF front-end solutions for markets, such as mobile base stations, wireless connectivity, satellite and CATV infrastructure and receivers, industrial applications, and to a lesser extent addresses the military and aerospace markets. We have a leading position in RF Power Amplifiers and significant sales in Small Signal RF discretes and RF ICs for mobile, consumer electronics and cable television infrastructure, while we have emerging businesses in RF ICs for mobile base stations and monolithic microwave ICs (“MMICs”). Our leadership is based on our world-class proprietary RF process technologies and technology advancements that drive overall system performance, such as power scaling in mobile base stations. We are engaged with the majority of the largest customers in mobile base stations and in several other application areas. Key growth drivers for our high-performance RF business include infrastructure build-outs driven by the substantial growth in mobile data use and digital broadcast adoption, infrastructure development of developing countries, including China, 4G roll out, and our expansion into new product markets such as wireless communications LNAs and infrastructure MMICs. We estimate that the market for RF Power Amplifiers was $0.8 billion in 2013 and is expected to grow with a compounded annual growth rate of 8.8% till 2017.

Our market strengths are our specialty RF process technology, decades of experience in designing tuners that work under all broadcasting standards and conditions across the world, and our innovations in new broadcasting standards.

In lighting, we have a broad driver portfolio serving all main segments in general lighting applications. Our strength in lighting ICs is based on our leading-edge high-voltage power analog process technologies and system optimization concepts, such as our patented technology to develop sensors-less temperature-controlled LED drivers. The growth of the lighting IC market has been partly driven by government regulations around the world that ban or discourage the use of incandescent light bulbs and encourage or mandate CFL and LED lighting solutions and by energy-savings conscious customers.

We are a key player in high efficiency AC-DC power conversion ICs for notebook personal computers (our “green chip” solutions). Our strength in AC-DC power conversion is based on our leading edge high-voltage power analog process technologies and engineering capabilities in designing high efficiency power conversion products. Due to worldwide conservation efforts, many countries, states and local governments have adopted regulations that increase the demand for higher power efficiency solutions in computing and consumer applications, especially in power conversion.

Our personal healthcare revenue is generated by our hearing aid products, which leverage our proprietary ultra low power Coolflux DSP, our low power audio IC design capabilities and our magnetic induction radio technology. We design customer-specific ICs for major hearing aid OEMs, and many of these customers fund our product development efforts.

In addition, we have two emerging product areas, one focused on the mobile audio market and the other on the low power connectivity market. Our mobile audio business focuses on smart speaker drivers and leverages many of the same core technologies and competencies as our personal healthcare business. In 2012 we started shipping to a key smart phone OEMs, followed by many other design wins and significant revenue ramp up in 2014. Our low power connectivity business started in 2010 through the acquisition of Jennic, which brought us a portfolio of 802.15.4-based low power connectivity ICs with a broad range of both the Zigbee standard-based as well as proprietary protocol stacks. In November 2014 we entered into a definitive agreement with Quintic to acquire assets and IP, which will add Bluetooth Low Energy to our connectivity portfolio. With this portfolio we target the emerging Internet of Things market, starting with application solutions for smart lighting, smart energy, wireless remote controls & switches and healthcare monitoring.

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

Portable and Computing. We are a top three supplier in the fragmented interface market outside Japan and have a strong portfolio in 32-bit ARM microcontrollers. Our overall High Performance Mixed Signal revenue in these businesses was $712 million in 2014, compared to $488 million in 2013, which represents a 45.9% year over year growth.

In microcontrollers, we have a strong position in multi-purpose 32-bit ARM microcontrollers serving a broad array of applications. ARM processor cores have been gaining momentum in the general purpose MCU market during the past few years. Our competitive advantage is based on having been a launching partner for several low power ARM microcontroller cores, our rich portfolio of analog and security IP, which we integrate with the ARM core into a family of microcontroller products, and our distribution leverage based on our ability to offer a full microcontroller software development kit. Our ARM Cortex M0-based products achieve pricing levels that places it squarely in competition with 8-bit microcontrollers, while offering better performance in terms of processing speed and system power consumption, expanding the addressable market for 32-bit ARM microcontrollers at the expense of 8-bit ARM microcontrollers. Gartner 1 estimates the worldwide market for Microcontrollers 32-bit to be $5.7 billion in 2013, and expects a compounded annual growth rate of 7.6% between 2013 and 2017 2.

The interface products market is highly fragmented with niche markets around each of the established interface standards. Our products address many interface standards and we serve various applications across the mobile, computing, industrial, consumer and automotive markets. We have broad product portfolios in five interface segments, being UARTs and bridges, I 2 C and SPI LED controllers, low power real-time clocks and watch ICs, HDMI switches and transceivers, and display port multiplexers. Our core competencies are the design of high speed interfaces, high voltage design needed for LED and LCD drivers, ultra low power design for real-time clocks and watch ICs, and our ability to engage with leading OEMs in defining new interface standards and product designs. While we successfully engage with leading OEMs to drive our innovation roadmaps, we generate a large part of our revenue by subsequently selling these products to a very broad customer base, which we serve through our distribution channel. We are engaged in development activities and standard setting initiatives with many of the innovation leaders in each of these markets. Key growth drivers will be the adoption rate of new high-speed interface standards such as display port and USB, and application specific interface products for the mobile market. According to Gartner, the worldwide Interface IC market is projected to grow at a 4.5% compounded annual rate between 2013 and 2017, from a revenue base of $1.5 billion in 2013 2.

[1]	The Gartner Report(s) described herein, (the “Gartner Report(s)”) represent(s) data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Filing) and the opinions expressed in the Gartner Report(s) are subject to change without notice.
[2]	Source: Gartner, Inc., Semiconductor Forecast Database, 4Q14 Update, December, 2014.

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

Our key product applications, markets and customers are described in the table below.

Key Products	• SS Transistors and Diodes • SS MOS • Power MOS • Bipolar Power Transistors • Thyristors • Rectifiers • Interface protection devices • General Purpose Logic

Key OEM and electronic manufacturing services (EMS) end customers	• Apple • Asustek • Bosch • Continental • Delphi • Delta Electronics • Huawei • LGE • Philips • Samsung

The list above, some of whom are supplied by distributors, in alphabetical order, represents our key OEM and electronic manufacturing services end customers based on 2014 revenue. Key distributors across these applications are Arrow, Avnet, Future and WPG.

In 2014, our Standard Products business generated net revenue of $1,275 million, compared to $1,145 million in 2013, which represents a 11.4% year over year growth.

We are the number one global supplier of small-signal discretes with one of the broadest product portfolios in the industry. We have a strong position due to our strong cost competitiveness, supply chain performance, leverage of our OEM relationships and a broadening portfolio. We are focusing on expanding our share of higher margin products in this business. In addition, we are also building a small signal MOSFET product line, which leverages our small signal transistors and diodes packaging operations and strong customer relationships. In addition to our small signal discretes products, we have a Power MOSFET product line, which is focused on the low-voltage segment of the market. The majority of our revenue in Power MOSFETs is to automotive customers.

We have introduced a new range of Automotive Power MOSFET products in our Trench 6 manufacturing process. Finally, we have small bipolar power, thyristor and rectifier product lines, which are focused on specific applications, such as white goods and power supplies, and are sold as part of our overall High Performance Mixed Signal application solutions. We estimate that the market for discretes, excluding RF & Microwave, was $18 billion in 2013 and is expected to grow at a compounded annual rate of 5%, between 2013 and 2017.

Next to discrete semiconductors, the Standard Products segment also includes Standard Logic ICs. We have the number two position in Standard Logic IC markets 3 based on worldwide revenue for 2013, which we leverage in a large number of our High Performance Mixed Signal solutions. We offer several product families for low-voltage applications in communication equipment, personal computers, personal computer peripherals and consumer and portable electronics. Our 3V and 5V families hold a leading share of the logic market. We continue to expand into the higher margin product range in this business by expanding, among others, our switches and translators (or custom logic) portfolio and optimizing our manufacturing. Gartner sizes the worldwide Standard Logic market at $1.5 billion in 2013, and is estimated to grow with compound annual rate of 2.9% between 2013 and 2017 2.

[3]	Source: Gartner, Inc., Market Share, Semiconductor Applications, Worldwide, 2013, March 2014

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

Our back-end manufacturing facilities test and package many different types of products using a wide variety of processes. To optimize flexibility, we use shared technology platforms for our back-end assembly operations. Most of our assembly and test activities are maintained in-house. Finally, a number of our High Performance Mixed Signal products enjoy significant packaging cost and innovation benefits due to the scale of our Standard Products business, which manufactures tens of billions of units per year.

The following table shows selected key information with respect to our major front-end and back-end facilities:

Site	Ownership	Wafer sizes used	Line widths used (vm)	Technology
			(Microns)
Front-end
Singapore(1)	61.2%	8”	0.14-0.25	CMOS
Jilin, China	100%	5”	>4	Bipolar
Nijmegen, the Netherlands	100%	8”	0.14-0.80	CMOS, BiCMOS, LDMOS
Hamburg, Germany	100%	6”/8”	0.5-3.0	Discretes, Bipolar
Manchester, United Kingdom	100%	6”	0.5	Power discretes

Back-end(2)
Kaohsiung, Taiwan	100%	—	—	Leadframe-based packages and ball grid arrays
Bangkok, Thailand	100%	—	—	Low-pin count leadframes
Guangdong, China	100%	—	—	Discrete devices
Seremban, Malaysia	100%	—	—	Discrete devices
Cabuyao, Philippines	100%	—	—	Power discretes, sensors and RF modules processes

(1)	Joint venture with TSMC; we are entitled to 60% of the joint venture’s annual capacity.
(2)	In back-end manufacturing we entered into a joint venture with ASE in Suzhou (ASEN), in which we currently hold a 40% interest.

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

In addition, on a limited basis, we also produce and sell wafers and packaging services to our divested businesses in order to support their separation and, on a limited basis, their ongoing operations. As these divested businesses develop or acquire their own foundry and packaging capabilities, our revenue from these sources is declining. Our agreement with DSPG expired in December 2010 (although we had an ongoing obligation to supply services relating to certain specialty processes until December 2014), the supplies to ST-Ericsson have effectively been terminated except for a small number of identified products. The former agreement with Trident Microsystems was converted into two separate agreements with Entropic and Sigma after Trident’s bankruptcy. The agreement with IDT is the result of the sale of our high-speed data-converter activity to IDT.

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

Our sales and marketing strategy focuses on deepening our relationship with our top OEMs and electronic manufacturing service customers and distribution partners and becoming their preferred supplier, which we believe assists us in reducing sales volatility in challenging markets. We have long-standing customer relationships with most of our customers. Our 10 largest OEM end customers, some of whom are supplied by distributors, in alphabetical order, are Apple, Bosch, Continental, Gemalto, Giesecke/Devrient, Huawei, Kona, NSN, Panasonic and Samsung. When we target new customers, we generally focus on companies that are leaders in their markets either in terms of market share or leadership in driving innovation. We also have a strong position with our distribution partners, being the number two semiconductor supplier (other than microprocessors) through distribution worldwide. Our 3 largest distribution partners are Arrow, Avnet and WPG.

Our revenue is the sum of our direct sales to original equipment manufacturers, or OEMs, plus our distributors’ resale of NXP products. Two distributors accounted for more than 10% of total 2014 revenue: WPG accounted for 13% of our revenue in 2014, 11% in 2013 and 12% in 2012. Avnet accounted for 13% of our revenue in 2014. No other distributor accounted for more than 10% of our revenue in 2014, 2013 or 2012. No individual OEM for which we had direct sales to accounted for more than 10% of revenue in 2014, 2013 or 2012.

Research and Development, Patents and Licenses, etc.

See the discussion set forth under Part I, Item 5C. Research and Development, Patents and Licenses, etc.

Competition

We compete with many different semiconductor companies, ranging from multinational companies with integrated research and development, manufacturing, sales and marketing organizations across a broad spectrum of product lines, to “fabless” semiconductor companies, to companies that are focused on a single application market segment or standard product. Most of these competitors compete with us with respect to some, but not all, of our businesses. None of our competitors have operations across all of our business lines.

Our key competitors in alphabetical order include Analog Devices Inc., Atmel Corporation, Entropic Communications Inc., Fairchild Semiconductors International Inc., Freescale, Infineon, Linear Technology Corporation, Maxim Integrated Products, Inc., MaxLinear, Renesas, ON Semiconductor Corporation, Power Integrations Inc., ROHM Co., Ltd., Silicon Laboratories Inc., STMicroelectronics and Texas Instruments Incorporated.

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

Legal Proceedings

The information set forth under the “Litigation” caption of note 17 of our notes to the Consolidated Financial Statements included in Part III, Item 18 of this Report is incorporated herein by reference. For additional discussion of certain risks associated with legal proceedings, see Part I, Item 3D. Risk Factors above.

Environmental Regulation

The information set forth under the “Environmental remediation” caption of note 17 of our notes to the Consolidated Financial Statements included in Part III, Item 18 of this Report is incorporated herein by reference. For additional discussion of certain risks associated with environmental regulation, see Part I, Item 3D. Risk Factors above.

C. Organizational Structure

A list of our significant subsidiaries, including name, country of incorporation or residence and proportion of ownership interest and voting power is provided as “Exhibit 21.1” under Part III, Item 19. Exhibits and is incorporated herein by reference.

CORPORATE STRUCTURE

The following chart reflects our corporate structure as of December 31, 2014.

Public investors
Employees and Directors (1)
NXP Semiconductors N.V. (the Issuer)
• Cash Convertible Senior Notes (2)
NXP B.V.
Indebtedness
• Secured Revolving Credit Facility (3)
• Term Credit Facility (4)
• Unsecured Notes (5)
Material Subsidiaries
NXP Semiconductors Netherlands B.V.
NXP Semiconductors France SAS
NXP Semiconductors Germany GmbH
NXP Semiconductors Guangdong Ltd.
NXP Semiconductors Hong Kong Ltd.
NXP Semiconductors Philippines Inc.
NXP Semiconductors Singapore Pte. Ltd.
NXP Semiconductors Taiwan Ltd.
NXP Manufacturing (Thailand) Ltd.
NXP Semiconductors UK Ltd.
NXP Semiconductors USA Inc.
Material Joint Ventures and Alliances
• Systems on Silicon Manufacturing Company Pte. Ltd. ("SSMC")
• ASEN Semiconductors Co. Ltd. ("ASEN")
• Advanced Semiconductor Manufacturing Corporation Ltd. ("ASMC")

(1)	For a more detailed description of our management equity stock option plan (“Management Equity Stock Option Plan”) and our Long-Term Incentive Plans as of 2010 see the discussion set forth under “Share Based Compensation Plans” contained in this Report in Part I, Item 6B. Compensation.
(2)	As of December 31, 2014, we had $1,150 million aggregate principal amount of 2019 Cash Convertible Senior Notes outstanding.
(3)	As of December 31, 2014, no borrowings outstanding under the Secured Revolving Credit Facility.
(4)	As of December 31, 2014, we had $791 million aggregate principal amount outstanding under the Term Loans.
(5)	As of December 31, 2014, we had $2,250 million aggregate principal amount of Notes outstanding.

D. Property, Plant and Equipment

NXP uses 65 sites in over 25 countries with approximately 27,900 full-time employees, 8.5 million square feet of total owned and leased building space of which 5.5 million square feet is owned property.

The following table sets out our principal real property holdings as of December 31, 2014:

Location	Use	Owned/leased	Building space (square feet)

Eindhoven, the Netherlands	Headquarters	Leased	152,666
Hamburg, Germany	Manufacturing	Owned	844,899
Nijmegen, the Netherlands	Manufacturing	Owned	1,845,542
Singapore	Manufacturing	Owned	746,753
Bangkok, Thailand	Manufacturing	Owned	561,402
Cabuyao, Philippines	Manufacturing	Owned	444,080
Kaohsiung, Taiwan	Manufacturing	Owned	342,971
Manchester, United Kingdom	Manufacturing	Owned	273,266
Jilin, China	Manufacturing	Leased	138,856
Guangdong, China	Manufacturing	Leased	917,272
Seremban, Malaysia	Manufacturing	Owned	304,309

The following is a summary of the terms of our material lease agreements:

Manufacturing in Singapore (SSMC) leases the land at 70 Pasir Ris Drive 1 in Singapore from Jurong Town Corporation for use as a manufacturing facility. The lease commenced on June 1, 1999 for a term of 30 years at an annual rental rate of 1,408,694 Singapore Dollars ($1,113,737), which amount is subject to revision up to, but not exceeding, 5% of the yearly rent for the immediately preceding year, on the anniversary of the lease commencement date. The building has 746,753 square feet of floor space and is owned by us.

We lease 917,272 square feet of manufacturing space through our subsidiary, NXP Semiconductors Guangdong Ltd., at Tian Mei High Tech, Industrial Park, Huang Jiang Town, Dongguan City, Guangdong, China, from Huangjiang Investment Development Company (“Huangjiang”). The lease commenced on October 1, 2003 for a term of 13 years at an annual rental rate of RMB 811,467.

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

Use of Certain Non-GAAP Financial Measures

Net debt is a non-GAAP financial measure and represents total debt (short-term and long-term debt) after deduction of cash and cash equivalents. Management believes this measure is an appropriate reflection of our net leverage.

We understand that, although net debt is used by investors and securities analysts in their evaluation of companies, this concept has limitations as an analytical tool, and it should not be used as an alternative to any other measure in accordance with U.S. GAAP.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Results of Operations

The following table presents the composition of operating income for the years ended December 31, 2014 and 2013.

($ in millions, unless otherwise stated)	2014	2013

Revenue	5,647	4,815
% nominal growth	17.3	10.5
Gross profit	2,640	2,177
Research and development	(763)	(639)
Selling, general and administrative (SG&A)	(838)	(896)
Other income (expense)	10	9

Operating income	1,049	651

Revenue

The following table presents revenue by segment for the years ended December 31, 2014 and 2013.

	2014		2013
($ in millions, unless otherwise stated)	Revenue	% nominal growth	Revenue	% nominal growth

High Performance Mixed Signal (“HPMS”)	4,208	19.1	3,533	18.7
Standard Products (“SP”)	1,275	11.4	1,145	(2.0)
Corporate and Other	164	19.7	137	(36.0)

Total	5,647	17.3	4,815	10.5

Revenue increased by $832 million to $5,647 million in 2014 compared to $4,815 million in 2013, a nominal increase of 17.3%. The increase was driven by strong growth in all of our business lines, highlighted by the growth in our HPMS segment.

Our HPMS segment saw an increase in revenue of $675 million to $4,208 million in 2014 compared to $3,533 million in 2013. The increase was primarily driven by increased demand in all four business lines - Automotive, Identification, Infrastructure & Industrial and Portable & Computing. The increase in Automotive was driven by our In-Vehicle Networking products. The increase in Identification was primarily driven by our embedded secure solutions associated with the ramp up of mobile transactions used in high-end smartphone and tablet platforms and continued demand for banking dual-interface cards. The increase in Infrastructure & Industrial was mainly in RF Power, in connection with the roll out of 4G base stations. The increase in Portable & Computing was driven by our microcontrollers and interface products.

Revenue for our SP segment increased by $130 million to $1.275 million in 2014, compared to $1,145 million in 2013. The increase was primarily due to increased demand in general applications, as a result of market share gains.

Revenue for Corporate and Other amounted to $164 million in 2014, compared to $137 million in 2013 and mainly related to our manufacturing operations.

Gross Profit

The following table presents gross profit by segment for the years ended December 31, 2014 and 2013.

	2014		2013
($ in millions, unless otherwise stated)	Gross Profit	% of segment revenue	Gross Profit	% of segment revenue

HPMS	2,253	53.5	1,905	53.9
SP	382	30.0	285	24.9
Corporate and Other	5	3.0	(13)	(9.5)

Total	2,640	46.8	2,177	45.2

Gross profit in 2014 was $2,640 million, or 46.8% of revenue compared to $2,177 million, or 45.2% of revenue in 2013, an increase of $463 million. This increase was primarily attributable to market share gains in all business lines but primarily in our HPMS segment. Our gross profit rate, up 1.6 points when compared to 2013, is heavily influenced by our product mix and the end customer mix in our business lines.

Our HPMS segment had a gross profit of $2,253 million, or 53.5% of revenue in 2014, compared to $1,905 million, or 53.9% of revenue in 2013. The decrease in the gross profit percentage of 0.4 points was driven by changes in our product mix primarily in our Identification business line as well as new product introduction costs.

Gross profit in our SP segment was $382 million, or 30.0% of revenue in 2014, compared to $285 million, or 24.9% of revenue in 2013. The increase in the gross profit percentage of 5.1 points was driven by the benefit of market share gains, favorable pricing, product mix and improved manufacturing costs, partly from lower depreciation expenses.

Operating Expenses

The following table presents operating expenses by segment for the years ended December 31, 2014 and 2013.

	2014		2013
($ in millions, unless otherwise stated)	Operating expenses	% of segment revenue	Operating expenses	% of segment revenue

HPMS	1,278	30.4	1,193	33.8
SP	262	20.5	247	21.6
Corporate and Other	61	—	95	—

Total	1,601	28.4	1,535	31.9

The following table below presents the composition of operating expenses by line item in the statement of operations.

($ in millions, unless otherwise stated)	2014	2013

Research and development	763	639
Selling, general and administrative	838	896

Operating expenses	1,601	1,535

Operating expenses were $1,601 million, or 28.4% of revenue in 2014, compared to $1,535 million, or 31.9% of revenue in 2013, an increase of $66 million, or a decrease of 3.5 points as a percentage of revenue. The increase in operating expenses was primarily due to higher share-based compensation costs and an increased investment in research and development. The increase was offset by lower PPA expenses mainly due to certain intangible assets becoming fully amortized in the course of 2014. The decrease of operating expenses as a percentage of revenue was primarily driven by our continued focus on cost controls in SG&A.

In our HPMS segment, operating expenses amounted to $1,278 million, or 30.4% of revenue in 2014, compared to $1,193 million, or 33.8% of revenue in 2013. The increase was primarily driven by increased investment in research and development and increased share-based compensation costs.

Operating expenses in our SP segment increased to $262 million, or 20.5% of revenue in 2014 compared to $247 million or 21.6% of revenue in 2013. The increase in operating expenses was mainly driven by higher share-based compensations costs.

Operating expenses in Corporate and Other decreased by $34 million to $61 million in 2014 compared to $95 million in 2013. The decrease compared to the prior year period was primarily due to lower restructuring and restructuring-related costs.

Other Income (Expense)

The following table presents other income (expense) for the years ended December 31, 2014 and 2013.

($ in millions, unless otherwise stated)	2014	2013

Other income (expense)	10	9

Other income (expense) reflects income of $10 million for 2014 compared to $9 million of income in 2013.

Restructuring Charges

Restructuring and restructuring related costs amounted to $57 million in 2014 compared to $40 million in 2013.

In 2014, we had restructuring charges, which related to a workforce reduction charge as a result of redundancy at our ICN 8 wafer fab in Nijmegen of $16 million and for our wafer fab in Hamburg of $5 million. The remaining restructuring and restructuring related costs were for the cumulative impact of specific targeted actions.

In 2013, we had restructuring charges related mainly to a charge of $16 million associated with onerous contracts relating to leased office buildings in the Netherlands and France. The remaining restructuring and restructuring related costs were for the cumulative impact of specific targeted actions.

Operating Income (Loss)

The following table presents operating income (loss) by segment for the years ended December 31, 2014 and 2013.

	2014		2013
($ in millions, unless otherwise stated)	Operating income (loss)	% of segment revenue	Operating income (loss)	% of segment revenue

HPMS	983	23.4	712	20.2
SP	120	9.4	39	3.4
Corporate and Other	(54)	—	(100)	—

Total	1,049	18.6	651	13.5

The table below summarizes the PPA effects for the years ended December 31, 2014 and 2013 on operating income (loss) by segment.

($ in millions, unless otherwise stated)	2014	2013

HPMS	(84)	(163)
SP	(58)	(59)
Corporate and Other	(25)	(24)

Total	(167)	(246)

The table below depicts the PPA effects within the Statement of Operations for the years ended December 31, 2014 and 2013.

($ in millions)	2014	2013

Gross profit	(12)	(14)
Selling, general and administrative	(152)	(232)
Other income (expense)	(3)	—

Operating income (loss)	(167)	(246)

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

The decrease in PPA effects results in part from certain items becoming fully amortized during the course of 2014.

Financial Income (Expense)

	For the years ended December 31,
($ in millions)	2014	2013

Interest income	3	3
Interest expense	(145)	(182)
Foreign exchange rate results	(246)	62
Net gain (loss) on extinguishment of debt	(3)	(114)
Other	(19)	(43)

Total	(410)	(274)

Financial income (expense) was an expense of $410 million in 2014, compared to an expense of $274 million in 2013. Extinguishment of debt in 2014 amounted to a loss of $3 million compared to a loss of $114 million in 2013. In 2014, financial income (expense) included a loss of $246 million as a result of changes in foreign exchange rates mainly applicable to re-measurement of our U.S. dollar-denominated notes and short term loans, which reside in a euro functional currency entity, compared to a gain of $62 million in 2013. The net interest expense amounted to $142 million in 2014 compared to $179 million in 2013. This was mainly attributable to a lower average interest rate on our long-term debt of 3.9% in 2014 compared to 5.2% in 2013.

Benefit (Provision) for Income Taxes

The provision for income taxes was $40 million for the year ended December 31, 2014, compared to $20 million for the year ended December 31, 2013, and the effective income tax rates were 6.3% and 5.3%, respectively. The effective income tax rates were impacted by foreign earnings taxed at lower rates than the Netherlands statutory rate, tax incentives in certain jurisdictions, and the mix of income and losses in various jurisdictions.

Results Relating to Equity-accounted Investees

Results relating to the equity-accounted investees amounted to a gain of $8 million in 2014, compared to a gain of $58 million in 2013. The gain in 2013 primarily reflects a $46 million release of the contingent liability related to an arbitration commenced by ST. By ruling of April 2, 2013, the ICC arbitration tribunal dismissed all claims made by ST in this arbitration. No appeal is available to ST. Based on this award, the provision amounting to $46 million, established in 2012 was released.

Non-controlling Interests

Non-controlling interests are related to the third party share in the results of consolidated companies, predominantly SSMC. Their share of non-controlling interests amounted to a profit of $68 million in 2014, compared to a profit of $67 million in 2013.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Results of Operations

The following table presents the composition of operating income (loss) for the years ended December 31, 2013 and 2012.

($ in millions, unless otherwise stated)	2013	2012

Revenue	4,815	4,358
% nominal growth	10.5	3.9
Gross profit	2,177	1,988
Research and development	(639)	(628)
Selling, general and administrative (SG&A)	(896)	(977)
Other income (expense)	9	29

Operating income (loss)	651	412

Revenue

The following table presents revenue by segment for the years ended December 31, 2013 and 2012.

	For the year ended December 31,
	2013		2012
($ in millions, unless otherwise stated)	Revenue	% nominal growth	Revenue	% nominal growth

High Performance Mixed Signal	3,533	18.7	2,976	12.2
Standard Products	1,145	(2.0)	1,168	(3.9)
Corporate and Other	137	(36.0)	214	(34.2)

Total	4,815	10.5	4,358	3.9

Revenue increased by $457 million to $4,815 million in 2013 compared to $4,358 million in 2012, a nominal increase of 10.5%. The increase was driven by strong growth in HPMS which was partly offset by a decline in revenue from our SP segment and from Corporate and Other.

Our HPMS segment saw an increase in revenue of $557 million to $3,533 million in 2013 compared to $2,976 million in 2012. The increase was primarily driven by increased volumes in all four business lines (Automotive, Identification, Infrastructure & Industrial and Portable & Computing). The highest volume increase was associated with our banking business within our Identification portfolio and within our Portable & Computing portfolio.

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

Operating Expenses

The following table presents operating expenses by segment for the years ended December 31, 2013 and 2012.

	2013		2012
($ in millions, unless otherwise stated)	Operating expenses	% of segment revenue	Operating expenses	% of segment revenue

HPMS	1,193	33.8	1,197	40.2
SP	247	21.6	260	22.3
Corporate and Other	95	—	148	—

Total	1,535	31.9	1,605	36.8

The following table below presents the composition of operating expenses by line item in the statement of operations.

($ in millions, unless otherwise stated)	2013	2012

Research and development	639	628
Selling, general and administrative	896	977

Operating expenses	1,535	1,605

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

In 2012, we had net restructuring charges of $99 million, recorded in the liabilities, which were mainly associated with a restructuring initiative during the fourth quarter of 2012, designed to improve operational efficiency and to competitively position the company for sustainable growth. In addition, we incurred $12 million of restructuring related costs in 2012 which were directly charged to our operating income. For additional information, see note 5 to the Consolidated Financial Statements included in Part III, Item 18.

Operating Income (Loss)

The following table presents operating income (loss) by segment for the years ended December 31, 2013 and 2012.

	2013		2012
($ in millions, unless otherwise stated)	Operating income (loss)	% of segment revenue	Operating income (loss)	% of segment revenue

HPMS	712	20.2	479	16.1
SP	39	3.4	89	7.6
Corporate and Other	(100)	—	(156)	—

Total	651	13.5	412	9.5

The table below summarizes the PPA effects for the years ended December 31, 2013 and 2012 on operating income (loss) by segment.

($ in millions, unless otherwise stated)	2013	2012

HPMS	(163)	(190)
SP	(59)	(60)
Corporate and Other	(24)	(23)

Total	(246)	(273)

The table below depicts the PPA effects within the Statement of Operations for the years ended December 31, 2013 and 2012.

	For the years ended December 31,
($ in millions)	2013	2012

Gross profit	(14)	(20)
Selling, general and administrative	(232)	(253)

Operating income (loss)	(246)	(273)

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

The decrease in PPA effects results in part from the PPA being fully amortized in the course of 2013.

Financial Income (Expense)

	For the years ended December 31,
($ in millions)	2013	2012

Interest income	3	4
Interest expense	(182)	(270)
Foreign exchange rate results	62	28
Net gain (loss) on extinguishment of debt	(114)	(161)
Other	(43)	(38)

Total	(274)	(437)

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

Results Relating to Equity-accounted Investees

Results relating to the equity-accounted investees amounted to a gain of $58 million in 2013, compared to a loss of $27 million in 2012. The gain in 2013 primarily reflects a $46 million release of the contingent liability related to an arbitration commenced by STMicroelectronics (ST). By ruling of April 2, 2013, the ICC arbitration tribunal dismissed all claims made by ST in this arbitration. No appeal is available to ST. Based on this award, the provision amounting to $46 million, established in 2012 was released. In 2012, a loss of $46 million related to extra provisions for the above mentioned legal claim of ST and a gain of $12 million related to a partial recovery of our equity investment in Trident are included.

Non-controlling Interests

Non-controlling interests are related to the third party share in the results of consolidated companies, predominantly SSMC. Their share of non-controlling interests amounted to a profit of $67 million in 2013, compared to a profit of $63 million in 2012.

B. Liquidity and Capital Resources

Liquidity and Capital Resources

At the end of 2014 our cash balance was $1,185 million, an increase of $515 million compared to prior year. Taking into account the available undrawn amount of the Secured Revolving Credit Facility, we had access to $1,938 million of liquidity as of December 31, 2014.

Our capital expenditures were $329 million in 2014, compared to $215 million in 2013.

The total amount of cash used for financing activities amounted to $554 million.

In November 2014, we issued $1,150 million aggregate principal amount of cash convertible senior notes due 2019 (the “2019 Cash Convertible Senior Notes”). The 2019 Cash Convertible Senior Notes bear interest at a rate of 1.00% per year, payable semiannually in arrears on June 1 and December 1 of each year, beginning on June 1, 2015. The 2019 Cash Convertible Senior Notes will mature on December 1, 2019. In connection with the pricing of the 2019 Cash Convertible Senior Notes, NXP entered into separate privately negotiated cash convertible note hedge and warrant transactions with counterparties that include the initial purchasers of the 2019 Cash Convertible Senior Notes or their respective affiliates (the “hedge counterparties”). The cash convertible note hedge transactions will be cash settled upon exercise and are expected generally to offset any cash payments NXP is required to make in excess of the principal amount of the 2019 Cash Convertible Senior Notes upon conversion. The warrant transactions will be net share settled upon exercise and could therefore have a dilutive effect with respect to NXP’s common stock to the extent that the market price per share of NXP’s common stock exceeds the strike price of the warrants. The strike price of the warrant transactions will initially be approximately $133.32 per share, which represents a premium of approximately 75% over the last reported sale price of NXP’s common stock on the closing date, November 24, 2014, and is subject to certain adjustments under the terms of the warrant transactions.

At the end of 2014, we had an undrawn availability of $753 million remaining under our Secured Revolving Credit Facility, net of outstanding bank guarantees, based on the end of year exchange rate. However, the amount of this availability varies with fluctuations between the euro and the U.S. dollar as the total amount of the facility, €620 million, is denominated in euro and the amounts drawn are denominated in U.S. dollars.

For the year ended December 31, 2014, we incurred total net interest expense of $142 million compared to $179 million during 2013. The weighted average interest rates on our debt instruments as of December 31, 2014 and December 31, 2013 were 3.3% and 4.3%, respectively.

As of December 31, 2014, our cash balance was $1,185 million, of which $426 million was held by SSMC, our consolidated joint venture company with TSMC. Under the terms of our joint venture agreement with TSMC, a portion of this cash can be distributed by way of a dividend to us, but 38.8% of the dividend will be paid to our joint venture partner. In 2014, a dividend of $130 million was distributed, of which $50 million was distributed to the joint venture partner.

We repurchased $1,435 million of our common stock pursuant to our share buyback program during 2014 at a weighted average price of $61.73 per share.

Our sources of liquidity include cash on hand, cash flow from operations and amounts available under the Secured Revolving Credit Facility. We believe that, based on our current level of operations as reflected in our results of operations for the year ended December 31, 2014, these sources of liquidity will be sufficient to fund our operations, capital expenditures, and debt service for at least the next twelve months.

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

Cash Flow from Operating Activities

In 2014 our operating activities provided $1,468 million in cash. This was primarily the result of net income of $607 million and changes in operating assets and liabilities of $96 million. The net income includes non-cash items, such as depreciation and amortization, of $765 million.

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

Cash Flow from Investing Activities

Net cash used for investing activities amounted to $387 million in 2014 and principally consisted of cash outflows for capital expenditures of $329 million and $36 million for the purchase of identified intangible assets, mainly related to the purchase of software.

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

Cash Flow from Financing Activities

Net cash used for financing activities was $554 million in 2014, $598 million in 2013 and $574 million in 2012. The cash flows related to financing transactions in 2014, 2013 and 2012 are primarily related to the financing activities described below under the captions 2014 Financing Activities, 2013 Financing Activities and 2012 Financing Activities, respectively.

In addition to the financing activities described below, net cash used for financing activities by year included:

	Year ended December 31,
	2014	2013	2012

Dividends paid to non-controlling interests	(50)	(48)	(40)
Purchase of non-controlling interest shares	—	(12)	—
Cash proceeds from exercise of stock options	145	177	14
Purchase of treasury shares	(1,435)	(405)	(40)
Cash paid for Notes hedge derivatives	(208)	—	—
Proceeds from the sale of warrants	134	—	—
Net (repayments) borrowings under revolving credit facility	(150)	(80)	230

2014 Financing Activities

2017 Term Loan

On February 18, 2014, our subsidiary, NXP B.V. together with NXP Funding LLC entered into a new $400 million aggregate principal amount Senior Secured Term Loan Facility due March 4, 2017 (the “2017 Term Loan”). Concurrently, NXP repaid the $486 million principal amount Senior Secured Term Loan Facility due March 4, 2017. A $100 million draw-down under our existing Revolving Credit Facility and approximately $5 million of cash on hand were used to settle the combined transactions, as well as pay the related call premium of $5 million and accrued interest of $4 million.

2019 Cash Convertible Senior Notes

On November 24, 2014, NXP issued 2019 Cash Convertible Senior Notes with an aggregate principal amount of $1,150 million, which mature December 1, 2019. The 2019 Cash Convertible Senior Notes were issued at par and were recorded at their fair value of $1,150 million on the accompanying Consolidated Balance Sheet. We used the net proceeds of $1,134 million (i) to fund the cost of entering into the cash convertible note hedge transactions (the cost of which were partially offset by the proceeds that NXP received from entering into warrant transactions) with certain hedge counterparties, as described below, (ii) to repay up to €225 million in respect of intercompany loans to our subsidiary NXP B.V., (iii) to fund the repurchase of $150 million of our common stock in the offering in privately negotiated transactions through one of the initial purchasers or its affiliate conducted concurrently with the pricing of the 2019 Cash Convertible Senior Notes, and (iv) for general corporate purposes, including additional share repurchases and potential acquisitions.

In connection with the pricing of the 2019 Cash Convertible Senior Notes, NXP entered into separate privately negotiated cash convertible note hedge and warrant transactions with counterparties that include the initial purchasers of the 2019 Cash Convertible Senior Notes or their respective affiliates (the “hedge counterparties”). The cash convertible note hedge transactions will be cash settled upon exercise and are expected generally to offset any cash payments NXP is required to make in excess of the principal amount of the 2019 Cash Convertible Senior Notes upon conversion. The warrant transactions will be net share settled upon exercise and could therefore have a dilutive effect with respect to NXP’s common stock to the extent that the market price per share of NXP’s common stock exceeds the strike price of the warrants. The strike price of the warrant transactions will initially be approximately $133.32 per share, which represents a premium of approximately 75% over the last reported sale price of NXP’s common stock on November 24, 2014, and is subject to certain adjustments under the terms of the warrant transactions.

2013 Financing Activities

2021 Senior Unsecured Notes

On February 14, 2013 our subsidiary, NXP B.V. together with NXP Funding LLC issued U.S. dollar-denominated 5.75% Senior Unsecured Notes with an aggregate principal amount of $500 million, which mature February 15, 2021 (the “2021 Unsecured Notes”). The 2021 Unsecured Notes were issued at par and were recorded at their fair value of $500 million on the accompanying Consolidated Balance Sheet. On March 4, 2013, we used the net proceeds of $495 million together with approximately $14 million of cash on hand to fully repay the outstanding principal amount of $494 million under the Senior Secured Term Loan Facility due April 3, 2017, as well as to pay related call premiums of $10 million and accrued interest of $5 million.

2023 Senior Unsecured Notes

On March 12, 2013 our subsidiary, NXP B.V. together with NXP Funding LLC issued U.S. dollar-denominated 5.75% Senior Unsecured Notes with an aggregate principal amount of $500 million, which mature March 15, 2023 (the “2023 Unsecured Notes”). The 2023 Unsecured Notes were issued at par and were recorded at their fair value of $500 million on the accompanying Consolidated Balance Sheet. On March 12, 2013, we used the net proceeds of $495 million to fully repay the $471 million principal amount Senior Secured Term Loan Facility due March 19, 2019, to pay related call premiums of $5 million and accrued interest of $5 million. We used the balance of $14 million for general corporate purposes.

2018 Senior Unsecured Notes

On May 20, 2013 our subsidiary, NXP B.V. together with NXP Funding LLC issued U.S. dollar-denominated 3.75% Senior Unsecured Notes with an aggregate principal amount of $750 million, which mature June 1, 2018 (the “2018 Unsecured Notes”).

The 2018 Unsecured Notes were issued at par and were recorded at their fair value of $750 million on the accompanying Consolidated Balance Sheet. On May 21, 2013, we used the net proceeds of $743 million together with cash on hand to redeem €142 million aggregate principal amount of Senior Secured Floating Rate Notes due October 2013 for $184 million, to repurchase $58 million aggregate principal amount of Senior Secured Floating Rate Notes due October 2013, and to redeem $615 million aggregate principal amount of Senior Secured Floating Rate Notes due November 2016, as well as to pay related call premiums of $16 million and accrued interest of $2 million.

2016 Senior Unsecured Notes

On September 24, 2013 our subsidiary, NXP B.V. together with NXP Funding LLC issued U.S. dollar-denominated 3.5% Senior Unsecured Notes with an aggregate principal amount of $500 million, which mature September 15, 2016 (the “2016 Unsecured Notes”, and together with the 2021 Unsecured Notes, the 2023 Unsecured Notes and the 2018 Unsecured Notes, the “Unsecured Notes”, and together with the 2019 Cash Convertible Senior Notes, the “Notes”). The 2016 Unsecured Notes were issued at par and were recorded at their fair value of $500 million on the accompanying Consolidated Balance Sheet. On October 15, 2013, we used the net proceeds of $495 million to redeem $422 million aggregate principal amount of Senior Secured Notes due August 2018, as well as to pay related call premiums of $51 million and accrued interest of $8 million. We used the balance of $14 million for general corporate purposes.

2020 Term Loan

On November 27, 2013 our subsidiary, NXP B.V. together with NXP Funding LLC entered into a new $400 million aggregate principal amount Senior Secured Term Loan Facility due January 11, 2020 (the “2020 Term Loan”, and together with the 2017 Term Loan, the “Term Loans”). Concurrently, NXP repaid the $496 million principal amount Senior Secured Term Loan Facility due January 11, 2020. A $100 million draw-down under our existing Revolving Credit Facility and approximately $6 million of cash on hand were used to settle the combined transactions, as well as pay the related call premium of $5 million and accrued interest of $5 million. The exchange of the First 2020 Term Loan for the 2020 Term Loan was a non-cash financing transaction.

2012 Financing Activities

2019 Term Loan

On February 16, 2012, our subsidiary, NXP B.V. together with NXP Funding LLC entered into a new $475 million aggregate principal amount Senior Secured Term Loan Facility due March 19, 2019. The Term Loan was issued with an original issue discount at 98.5% of par and was recorded at its fair value of $468 million on the accompanying Interim Consolidated Balance Sheet. The net proceeds of this issuance, together with a $330 million draw-down under our Secured Revolving Credit Facility and approximately $52 million of cash on hand, were used to redeem $510 million aggregate principal amount of the U.S. dollar-denominated 9.5% Senior Notes due October 2015, €203 million aggregate principal amount of the euro-denominated 8 5/8% Senior Notes due October 2015, and pay related call premiums of $36 million and accrued interest of $31 million. The 2019 Term Loan was fully repaid on March 12, 2013.

Secured Revolving Credit Facility

On April 27, 2012, NXP B.V. and NXP Funding LLC concluded the Secured Revolving Credit Facility under which it borrowed $330 million to settle and close its existing revolving credit facility (the “Initial Secured Revolving Credit Facility”). It subsequently reduced its outstanding drawings to $230 million as of December 31, 2012.

On October 24, 2012, NXP B.V., NXP Funding LLC and certain participating banks entered into an incremental joinder agreement to increase the borrowing capacity under the Initial Secured Revolving Credit Facility subject to an effective date of October 29, 2012 (the “Incremental Joinder Agreement”, and together with the Initial Secured Revolving Credit Facility, the “Secured Revolving Credit Facility”). The borrowing capacity under the Secured Revolving Credit Facility was increased by €120 million (approximately $155 million) up to a total amount of €620 million ($818 million). The Secured Revolving Credit Facility will expire on March 1, 2017 and will be used for general corporate purposes.

2013 Super Priority Notes

During 2012, NXP B.V. and NXP Funding LLC redeemed all euro-denominated 2013 Super Priority Notes, which had an aggregate principal amount of €29 million and all U.S. dollar-denominated 2013 Super Priority Notes, which had an aggregate principal amount of $221 million.

First 2020 Term Loan

On December 10, 2012, our subsidiary, NXP B.V. together with NXP Funding LLC entered into a new $500 million aggregate principal amount Senior Secured Term Loan Facility due January 11, 2020 ( the “First 2020 Term Loan”). The First 2020 Term Loan was issued with an original issue discount at 99.5% of par and was recorded at its fair value of $498 million on the accompanying Consolidated Balance Sheet. The net proceeds of this issuance, together with a $100 million draw-down under our existing revolving credit facility and approximately $12 million of cash on hand, were used to settle our tender offer for $500 million of the U.S. dollar-denominated 9.75% Senior Notes due 2018, and pay related call premiums of $86 million, accrued interest of $18 million and debt issuance costs of $6 million.

Cash Flow from Discontinued Operations

Net cash used for discontinued operations in 2012 was $45 million reflecting a payment of $45 million to Dover Corporation related to outstanding commitments on the sale of the Sound Solution business.

Debt Position

Short-term Debt

In 2014, our short-term debt of $20 million included other short-term bank borrowings of $8 million, related to a local bank loan in China.

In 2013, our short-term debt of $40 million included other short-term bank borrowings of $24 million, related to a local bank loan in China.

Long-term Debt

As of December 31, 2014, we had outstanding debt of:

($ in millions)	December 31, 2013	Accrual of Debt Discount	Debt Exchanges/ Repurchases/ New Borrowings	Other(9)	December 31, 2014
U.S. dollar-denominated secured term credit agreement due March 2017 (1)	—		395	(4)	391
U.S. dollar-denominated secured term credit agreement due April 2017 (2)	480		(480)		—
U.S. dollar-denominated secured term credit agreement due April 2020 (3)	394		(4)		390
U.S. dollar-denominated 3.5% senior unsecured notes due September 2016(4)	500				500
U.S. dollar-denominated 3.75% senior unsecured notes due June 2018(5)	750				750
U.S. dollar-denominated 5.75% senior unsecured notes due February 2021(6)	500				500
U.S. dollar-denominated 5.75% senior unsecured notes due March 2023(7)	500				500
U.S. dollar-denominated 1.00% cash convertible senior notes due December 2019(8)	—	(205)	1,150		945

	3,124	(205)	1,061	(4)	3,976
Secured Revolving Credit Facility	150		(150)		—

Other long-term debt	7			(4)	3

Total long-term debt	3,281	(205)	911	(8)	3,979

(1)	On February 18, 2014, we entered into a new 2017 Term Loan for an aggregate principal amount of $400 million at a rate of interest of LIBOR plus 2% with a floor of 0.75%.
(2)	On March 4, 2011, we entered into the First 2017 Term Loan for an initial principal amount of $500 million at a rate of interest of LIBOR plus 3.25% with a floor of 1.25%.
(3)	On November 27, 2013, we entered into the 2020 Term Loan for an initial principal amount of $400 million at a rate of interest of LIBOR plus 2.5% with a floor of 0.75%.
(4)	On September 24, 2013, we issued $500 million aggregate principal amount of 3.5% Senior Unsecured Notes due 2016.
(5)	On May 20, 2013, we issued $750 million aggregate principal amount of 3.75% Senior Unsecured Notes due 2018.
(6)	On February 14, 2013, we issued $500 million aggregate principal amount of 5.75% Senior Unsecured Notes due 2021.
(7)	On March 15, 2013, we issued $500 million aggregate principal amount of 5.75% Senior Unsecured Notes due 2023.
(8)	On November 24, 2014, we issued $1,150 million aggregate principal amount of 1.00% Cash Convertible Senior Notes due 2019.
(9)	Other mainly concerns the reclassification of the current portion of long-term debt.

We may from time to time continue to seek to retire or purchase our outstanding debt through cash purchases and/or exchanges, in open market purchases, privately negotiated transactions or otherwise. See the discussion in the “Recent Developments” section in Part I, Item 5A. Operating Results and Part II, Item 10C. Material Contracts.

Certain Terms of the 2019 Cash Convertible Senior Notes

We have issued $1,150 million aggregate principal amount of 2019 Cash Convertible Senior Notes, which bear interest at 1.00% per annum and mature on December 1, 2019, unless earlier converted, repurchased or redeemed. The 2019 Cash Convertible Senior Notes pay interest on June 1 and December 1 of each year, beginning on June 1, 2015. The 2019 Cash Convertible Senior Notes are senior unsecured obligations of NXP Semiconductor N.V. and will be settled solely in cash upon conversion. We may not redeem the 2019 Cash Convertible Senior Notes prior to their maturity date other than following the occurrence of certain tax law changes as set forth in the indenture governing the 2019 Cash Convertible Senior Notes (the “Convertible Notes Indenture”). Upon the

occurrence of certain events which constitute a “fundamental change” under the Convertible Notes Indenture, such as certain change of control, the holders of 2019 Cash Convertible Senior Notes may require us to repurchase for cash all or part of their 2019 Cash Convertible Senior Notes at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest.

Prior to September 1, 2019, holders may convert their 2019 Cash Convertible Senior Notes only upon satisfaction of certain conditions specified in the Convertible Notes Indentures. On or after September 1, 2019 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may, at their option, convert their 2019 Cash Convertible Senior Notes solely into cash at any time.

Upon conversion, in lieu of receiving any shares of our common stock, a holder will receive, per $1,000 principal amount of 2019 Cash Convertible Senior Notes being converted, an amount in cash equal to the settlement amount, determined as described in the Convertible Notes Indenture. The conversion rate will initially be 9.7236 shares of our common stock per $1,000 principal amount (equivalent to an initial conversion price of approximately $102.84 per share). The conversion rate for the 2019 Cash Convertible Senior Notes is subject to customary anti-dilution adjustments and will also be adjusted for any fundamental change or tax redemption, each as described in the Convertible Notes Indenture.

Concurrently with the issuance of the 2019 Cash Convertible Senior Notes, we entered into cash convertible note hedge and warrant transactions. For further information on the cash convertible note hedge and warrant transactions, please see “—Financial Instruments.”

Certain Terms and Covenants of the Term Loans and Secured Revolving Credit Facility

The Term Loans are fully and unconditionally guaranteed jointly and severally, on a senior secured basis by certain of our current and future material wholly owned subsidiaries.

Pursuant to various security documents related to the Term Loans and the Secured Revolving Credit Facility, we have granted liens and security interests over substantially all of our assets, including the assets of our material wholly owned subsidiaries.

Cash Convertible Note Hedge Transactions and Warrant Transactions

On November 24, 2014 and November 25, 2014, in connection with our issuances of the 2019 Cash Convertible Senior Notes, we entered into cash convertible note hedge transactions with affiliates of the initial purchasers of the 2019 Cash Convertible Senior Notes (in such capacity, the “Option Counterparties”) to offset any cash payment we are required to make in excess of the principal amount of the 2019 Cash Convertible Senior Notes.

In these transactions, we paid approximately $208 million for call options relating to, subject to customary anti-dilution adjustments, approximately 11.18 million shares of NXP’s common stock (which is equal to the number of shares that initially underlie the 2019 Cash Convertible Senior Notes), with a strike price of approximately $102.84 per share. The Option Counterparties or their respective affiliates may enter into, or unwind, various over-the-counter derivatives and/or purchase or sell our common stock in open market and/or privately negotiated transactions prior to maturity of the 2019 Cash Convertible Senior Notes, including during any observation period for the settlement of conversions of the 2019 Cash Convertible Senior Notes, or upon any repurchase of the 2019 Cash Convertible Senior Notes by us, which could adversely impact the price of our common stock and of the 2019 Cash Convertible Senior Notes.

Separately, we sold warrants to the Option Counterparties for $134 million giving them the right to purchase from us, subject to customary anti-dilution adjustments, approximately 11.18 million shares of NXP’s common stock, with a strike price of $133.32 per share. The warrants will have a dilutive effect with respect to our common stock to the extent that the market price per share of our common stock exceeds the strike price of the warrants on or prior to the expiration date of the warrants.

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

C. Research and Development, Patents and Licenses, etc.

Research and Development

We believe that our future success depends on our ability to both improve our existing products and to develop new products for both existing and new markets. We direct our research and development efforts largely to the development of new High Performance Mixed Signal semiconductor solutions where we see significant opportunities for growth. We target applications that require stringent overall system and subsystem performance. As new and challenging applications proliferate, we believe that many of these applications will benefit from our solutions. We have assembled a team of highly skilled semiconductor and embedded software design engineers with expertise in RF, analog, power management, interface, security and digital processing. As of December 31, 2014, we had approximately 3,447 employees in research and development, of which approximately 3,142 support our High Performance Mixed Signal businesses and approximately 305 support our Standard Products businesses. Our engineering design teams are located in India (Bangalore), China (Shanghai, Beijing), the United States (San Jose, Chandler), France (Caen, Suresnes), Germany (Hamburg, Dresden), Austria (Gratkorn), the Netherlands (Nijmegen, Eindhoven), Hong Kong, Singapore, the United Kingdom (Manchester, Sheffield), Switzerland (Zurich) and Belgium (Leuven). Our research and development expenses were $763 million in 2014 (of which 87% related to our High Performance Mixed Signal businesses) and $639 million in 2013.

To outpace market growth we invest in research and development to extend or create leading market positions, with an emphasis on fast growing sizable market segments, such as identification and smart mobile, and emerging markets, such as the Internet of Things and automotive solid state lighting. Finally, we invest around 3% of our total research and development expenditures in research activities that develop fundamental new technologies or product categories that could contribute significantly to our company growth in the future.

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

Intellectual Property

The creation and use of intellectual property is a key aspect of our strategy to differentiate ourselves in the marketplace. We seek to protect our proprietary technologies by obtaining patents, trademarks, domain names, retaining trade secrets and defending, enforcing and utilizing our intellectual property rights, where appropriate. We believe this strategy allows us to preserve the advantages of our products and technologies, and helps us to improve the return on our investment in research and development. Our portfolio of approximately 9,000 patents and patent applications, as well as our access via royalty-free licenses to a significant number of patents held by Philips, give us the benefit of a large patent portfolio positions in the High Performance Mixed Signal and Standard Products markets. To protect confidential technical information that is not subject to patent protection, we rely on trade secret law and frequently enter into confidentiality agreements with our employees, customers, suppliers and partners. In situations where we believe that a third party has infringed on our intellectual property, we enforce our rights through all available legal means to the extent that we determine the benefits of such actions to outweigh any costs involved.

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

In addition to our own patents and trade secrets, we have entered into licensing, broad-scope cross licensing and other agreements authorizing us to use patents, trade secrets, confidential technical information, software and related technology owned by third parties and/or operate within the scope of patents owned by third parties. We are party to technology partnerships, with universities across the world, particularly in Europe, China, Singapore and India, with application and infrastructure owners.

We own a number of trademarks and, where we consider it desirable, we develop names for our new products and secure trademark protection through enforcement for them.

D. Trend Information

Within the overall umbrella of Secure Connections for a Smarter World, NXP addresses four key macro growth trends: Intelligent Devices, Mobility, Hyper-connectivity and Security, that drive applications such as the Connected Car, Portable & Wearable and the Internet of Things, with Security being a requirement across all applications. Our innovative solutions are used in a wide range of applications. Many electronic payment and government ID services are enabled by our secure identification solutions and with the transition of those services to new form factors in secure connected devices, there is strong market demand for embedded security solutions such as mobile payment, cyber-security and authentication. Fast innovation in smart phones & tablets drives demand for our secure interface and power solutions while always-on requirements in secure connected devices further drive demand for our advanced mobile audio, sensing and connectivity solutions, with advanced magnetic induction radios for implantable medical devices such as hearing aids as an example. Cities, buildings and industrial production systems all want to become smart, connected and secure; they provide fertile new markets for our smart grid, intelligent logistics and industrial security solutions. Our new high-performance RF power amplifier products allow wireless network operators to expand network capacity with fewer base stations. The automotive industry brings fast trends in advanced driver assistance, seamless consumer electronics experience and energy efficiency, and we respond to those by delivering solutions for secure car access, car entertainment and in-vehicle networking. In addition, we leverage our core competencies to innovate in the transition to highly and eventually fully automated cars with ground breaking solutions in secure vehicle-to-infrastructure & vehicle-to-vehicle and radar.

We believe that we are strategically positioned to capture rapid growth in emerging markets through our strong position in Asia Pacific (excluding Japan), which represented 68% of our revenue in 2014, compared to 64% of our revenue in 2013. In particular, Greater China represented 51% of our revenue in 2014, compared to 45% of our revenue in 2013.

E. Off-balance Sheet Arrangements

As of December 31, 2014, we had no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Presented below is a summary of our contractual obligations as at December 31, 2014

($ in millions)	Total	2015	2016		2017		2018		2019	2020 and thereafter

Long-term debt	3,042	11	508	(1)	391	(2)	754	(3)	3	1,375	(4)
2019 Cash Convertible Senior Notes (5)	945	—	—		—		—		945	—
Capital lease obligations	4	1	2		1		—		—	—
Short-term debt	8	8	—		—		—		—	—
Operating leases	130	42	27		14		12		13	22
Interest on the notes (6)	690	140	134		113		97		81	125
Software licences (7)	49	19	16		14		—		—	—
Long-term purchase contracts	336	127	172		25		6		6	—

Total contractual cash obligations (6)(8)	5,204	348	859		558		869		1,048	1,522

(1)	On September 24, 2013, we issued $500 million aggregate principal amount of 3.5% Senior Unsecured Notes due 2016.
(2)	On February 18, 2014, we entered into a new 2017 Term Loan with an initial principal amount of $400 million at a rate of interest of LIBOR plus 2% with a floor of 0.75%.
(3)	On May 20, 2013, we issued $750 million aggregate principal amount of 3.75% Senior Unsecured Notes due 2018.
(4)	On November 27, 2013, we entered into a new $400 million aggregate principal amount senior secured term loan facility due January 11, 2020 at a rate of interest of LIBOR plus 2.5% with a floor of 0.75%. On February 14, 2013, we issued $500 million aggregate principal amount of 5.75% Senior Unsecured Notes due 2021 and on March 15, 2013, we issued $500 million aggregate principal amount of 5.75% Senior Unsecured Notes due 2023.
(5)	On November 24, 2014, we issued $1,150 million aggregate principal amount of 1.00% Cash Convertible Senior Notes due 2019.
(6)	The interest on the notes was determined on the basis of LIBOR interest rates for floating rate instruments and on the basis of contractual agreed interest rates for other debt instruments.
(7)	As of December 31, 2014, we had $49 million of non-cancellable license obligations for software.
(8)	Certain of these obligations are denominated in currencies other than U.S. dollars, and have been translated from foreign currencies into U.S. dollars based on an aggregate average rate of $1.3285 per €1.00, in effect at December 31, 2014. As a result, the actual payments will vary based on any change in exchange rate.

Our debt instruments had accrued interest of $28 million as of December 31, 2014 (December 31, 2013: $27 million).

In addition to the above obligations, we enter into a variety of agreements in the normal course of business, containing provisions that certain penalties may be charged if we do not fulfill our commitments. It is not possible to predict with certainty the maximum potential amount of future payments under these or similar provisions due to the conditional nature of our obligations and the unique facts and circumstances involved in each particular case. Historically, payments pursuant to such provisions have not been material and we believe that any future payments required pursuant to such provisions would not have a material adverse effect on our consolidated financial condition. However, such payments may be material to our consolidated statement of operations for a specific period.

We sponsor pension plans in many countries in accordance with legal requirements, customs and the local situation in the countries involved. These are defined-benefit pension plans, defined contribution pension plans and multi-employer plans. Contributions to funded pension plans are made as necessary, to provide sufficient assets to meet future benefits payable to plan participants. These contributions are determined by various factors, including funded status, legal and tax considerations and local customs. We currently estimate contributions to funded pension plans will be $59 million in 2015, consisting of $4 million in employer contributions to defined-benefit pension plans and $55 million in employer contributions to defined-contribution pension plans and multi-employer plans. The expected cash outflows in 2015 and subsequent years are uncertain and may change as a consequence of statutory funding requirements as well as changes in actual versus currently assumed discount rates, estimations of compensation increases and returns on pension plan assets.

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

A. Directors and Senior Management

The following description sets forth certain information about management and management-related matters. We have a one-tier board structure.

Board of Directors

Set forth below are the names, ages and positions as of December 31, 2014, of the persons who serve as members of our board of directors.

Name	Age	Position

Richard L. Clemmer	63	Executive director, president and chief executive officer
Sir Peter Bonfield	70	Non-executive director and chairman of the board
Johannes P. Huth	54	Non-executive director and vice-chairman of the board
Kenneth A. Goldman	65	Non-executive director
Dr. Marion Helmes	49	Non-executive director
Josef Kaeser	57	Non-executive director
Ian Loring	48	Non-executive director
Eric Meurice	58	Non-executive director
Julie Southern	55	Non-executive director
Rick Tsai	63	Non-executive director

•	Richard L. Clemmer (1951, American). Mr. Clemmer became executive director, president and chief executive officer on January 1, 2009. Prior to that, from December 2007, Mr. Clemmer was a member of the supervisory board of NXP B.V. and a senior advisor of Kohlberg Kravis Roberts & Co. Prior to joining NXP, he was the President and CEO of Agere Systems, served as Chairman of u-Nav Microelectronics Corporation, and held a five-year tenure at Quantum Corporation where he was executive vice president and chief financial officer. Prior to that, Mr. Clemmer worked for Texas Instruments Incorporated as senior vice president and semiconductor group chief financial officer. Mr. Clemmer also serves on the board of NCR Corporation.

•	Sir Peter Bonfield CBE FREng (1944, British). Sir Peter has been appointed as a non-executive director and as the chairman of our board of directors in August 2010. Prior to that, Sir Peter was the chairman of the supervisory board of NXP B.V. from September 29, 2006. Sir Peter served as chief executive officer and chairman of the executive committee for British Telecom plc from 1996 to 2002 and prior to that was chairman and chief executive officer of ICL plc (now Fujitsu Services Holdings Ltd.). Sir Peter also worked in the semiconductor industry during his tenure as a divisional director at Texas Instruments Incorporated, for whom he held a variety of senior management positions around the world. Sir Peter currently holds non-executive directorships at Telefonaktiebolaget LM Ericsson, Taiwan Semiconductor Manufacturing Company Limited, Mentor Graphics Corporation and Global Logic Inc. Sir Peter is Chair of Council and Senior Pro-Chancellor at Loughborough University, Senior Advisor to N M Rothschild in London and Board Mentor at CMi in Belgium. He is also Advisor to Longreach LLP in Hong Kong and NVP LLP in New Jersey.

•	Johannes P. Huth (1960, German). Mr. Huth has been appointed as a non-executive director and vice-chairman of our board of directors in August 2010. Prior to that, Mr. Huth was a member and chairman of our supervisory board and a member and vice-chairman of NXP B.V.’s supervisory board from September 29, 2006. Mr. Huth joined Kohlberg Kravis Roberts & Co. LLP in May 1999 and is a Member of KKR and Head of KKR’s operations in Europe, the Middle East and Africa. He is also a member of the Firm’s Management Committee and several of the Firm’s Investment Committees. Prior to joining KKR, he was a member of the Management Committee of Investcorp and jointly responsible for Investcorp’s operations in Europe. From 1986 to 1991, he worked at Salomon Brothers, where he was a Vice President in the Mergers and Acquisitions departments in London and New York. Mr. Huth currently is also a Member of the Supervisory Board of Kion, Chairman of the Supervisory Board of WMF, member of the Board of Hertha KGaA, and member of the Supervisory Board of GEG German Estate Group AG. He is the Chairman of the Trustees of Impetus – Private Equity Foundation, a charitable organization set up by the Private Equity industry focused on providing support to charities involved with young people not in education, employment or training. He is Vice-Chair of the Board of Trustees of the Design Museum, trustee of the Staedel Museum in Frankfurt, a governor of the London School of Economics and trustee of The Education Endowment Foundation. He is a Visiting Fellow of Oxford University and a Fellow of the Royal Society of Arts. He earned a BSc with Highest Honors from the London School of Economics and an MBA from the University of Chicago.

•	Kenneth A. Goldman (1949, American). Mr. Goldman has been appointed as a non-executive director of our board of directors effective August 6, 2010. Mr. Goldman is chief financial officer of Yahoo!, Inc responsible for Yahoo!’s global finance functions including financial planning and analysis, controllership, tax, treasury and investor relations since October 2012. Prior to that, Mr. Goldman served as senior vice president, finance and administration, and chief financial officer of Fortinet, Inc, a provider of unified threat management solutions, from September 2007 to September 2012. From November 2006 to August 2007, Mr. Goldman served as executive vice president and chief financial officer of Dexterra, Inc. From August 2000 until March 2006, Mr. Goldman served as senior vice president, finance and administration, and chief financial officer of Siebel Systems, Inc., and from December 1999 to December 2003, Mr. Goldman served on the Financial Accounting Standards Board’s primary advisory group. Mr. Goldman also serves on the board of directors of Gigamon, Yahoo! Japan, Trinet, GoPro, Inc. and several private companies. Mr. Goldman was a member of board of trustees of Cornell University from 2005 to 2013 and was designated as Emeritus Trustee. He was formerly a member of the Treasury Advisory Committee on the Auditing Profession, a public committee that made recommendations in September 2008 to encourage a more sustainable auditing profession. Mr. Goldman holds a B.S. in Electrical Engineering from Cornell University and an M.B.A. from the Harvard Business School.

•	Dr. Marion Helmes (1965, German). Dr. Helmes has been appointed a non-executive director of our board of directors in October 2013. Dr. Helmes was the Speaker of the Management Board of Celesio AG until July 2014; in addition she was CFO of Celesio from January 2012 until July 2014. Prior to joining Celesio, she was member of the board of management and CFO of Q-Cells SE and from 1997 until 2010 she held various management roles at ThyssenKrupp, including CFO of ThyssenKrupp Stainless and CFO of ThyssenKrupp Elevator. Dr. Helmes is currently also non-executive director and member of the audit and finance committee of ProSiebenSat1 Media AG and member of the Central Advisory Board of Commerzbank AG.

•	Josef Kaeser (1957, German). Mr. Kaeser has been appointed as a non-executive director of our board of directors effective September 1, 2010. Mr. Kaeser is the president and chief executive officer of Siemens AG since August 2013. Prior to this, from May 2006 to August 2013, he was executive vice president and chief financial officer of Siemens AG. From 2004 to 2006, Mr. Kaeser served as chief strategy officer for Siemens AG and as the chief financial officer for the mobile communications group from 2001 to 2004. Mr. Kaeser has additionally held various other positions within the Siemens group since he joined Siemens in 1980. Mr. Kaeser also serves on the managing board of Siemens AG and the board of directors of Siemens Ltd., India, Daimler AG and Allianz Deutschland AG.

•

Ian Loring (1966, American). Mr. Loring has been appointed a non-executive director of our board of directors in August 2010. Mr. Loring became a member of our supervisory board and the supervisory board of NXP B.V. on September 29, 2006 and is a managing director of Bain Capital Partners, LLC. Prior to joining Bain Capital Partners in 1996, Mr. Loring worked at Berkshire Partners and has previously also worked at Drexel Burnham Lambert. He serves as a director of The Weather Company, iHeart Media (formerly Clear Channel Communication Inc.), BMC Software, Inc. and Viewpoint, Inc.

•	Eric Meurice (1956, France). Mr. Meurice has been appointed as a non-executive director of the board of directors effective April 1, 2014. Mr. Meurice was the CEO and Chairman of the management board of ASML Holding NV (The Netherlands), a leading provider of manufacturing equipment and technology to the semiconductor industry from 2004 to 2013. Under his watch, ASML became the largest Lithography vendor in the world, leading to a significant equity investment and funding commitment by its customers. Before Joining ASML, he was Executive Vice President of Thomson Television, where he completed the merger of his division with TCL Corporation, one of the largest Chinese consumer electronics company. Before 2001, he served as head of Dell Computers’ Western, Eastern Europe and EMEA emerging market businesses. He gained extensive technology experience in the semiconductor industry between 1984 and 1994, first at Intel, in the micro-controller group, and then at ITT Semiconductors, a provider then of digital video and audio DSP integrated circuits. Mr. Meurice is an independent director of IPG Photonics, a US based Laser supplier, since June 2014. He served on the board of Verigy LTD (former HP test division), until its acquisition by Advantest in 2011. From July 1, 2013 to April 1, 2014 he was non-executive director of ARM Holdings plc (UK, semiconductor intellectual property supplier).

•	Ms. Julie Southern (1959, British). Ms. Southern has been appointed a non-executive director of our board of directors in October 2013. She was with Virgin Atlantic Limited (UK) from 2000 to May 2013. From 2010 to 2013 Ms. Southern was chief commercial officer and from 2000 to 2010 she was chief financial officer of Virgin Atlantic. Prior to joining Virgin Atlantic, she was group finance director at Porsche Cars Great Britain and finance and operations director at W H Smith – H J Chapman & Co Ltd. Prior to that, she was chartered accountant at Price Waterhouse Coopers. Since July 2014, Ms. Southern also serves as a non-executive director and Chair of the Audit Committee for Rentokil-Initial Plc.

•	Dr. Rick Tsai (1951, Taiwan/Republic of China). Dr. Tsai has been appointed as a non-executive director of our board of directors effective July1, 2014. Dr. Tsai is Chairman and Chief Executive Officer of Chunghwa Telecom Co., Ltd., integrated telecom service provider in Taiwan as of January 28, 2014, Prior to joining Chunghwa Telecom, Dr. Tsai served as the Chairman and Chief Executive Officer of TSMC Solar and TSMC: Solid State Lighting from 2011 to 2014. From 2001 to 2011, he held the following successive positions in TSMC: President and Chief Operation Officer, President and Chief Executive Officer and President of New Business. Prior to joining TSMC, Dr. Tsai was based in the United States and worked for Hewlett-Packard for several years. He holds a Ph.D. in material science from Cornell University.

Management Team

Set forth below are the names, ages as of December 31, 2014, and positions of the executive officers who together with our chief executive officer, Mr. Clemmer, constitute our management team.

Name	Age	Position

Richard L. Clemmer	63	Executive director, president and chief executive officer
Guido Dierick	55	Executive vice president and general counsel
Loh Kin Wah	60	Executive vice president sales & marketing
Peter Kelly	57	Executive vice president and chief financial officer
Robert Rigby-Hall	49	Executive vice president and chief human resources officer
Sean Hunkler	52	Executive vice president and general manager of operations
Ruediger Stroh	52	Executive vice president and general manager HPMS Identification
Frans Scheper	52	Executive vice president and general manager Standard Products
Kurt Sievers	45	Executive vice president and general manager HPMS Automotive
Hai Wang	54	Executive vice president of R&D
Steve Owen	54	Executive vice president sales & marketing

•	Guido Dierick (1959, Dutch). Mr. Dierick is executive vice president, general counsel, secretary of our board of directors and member of the management team. Since 2000 he has been responsible for legal and intellectual property matters at NXP. He previously was employed by Philips from 1982 and worked in various legal positions.

•

Loh Kin Wah (1954, Malaysian). Mr. Loh Kin Wah is executive vice president, member of the management team, responsible for the RF Power business. Mr. Loh joined NXP in October, 2011 and was responsible for sales and marketing in the period 2011 – 2014: for much of 2014 he was co-lead along with Steve Owen. He previously was the President and CEO of Qimonda AG following its spin-out from Infineon Technologies AG. Prior to this appointment, he was a member of the Infineon AG Executive Management Board responsible for the Communication Business Group and subsequently the Memories Product

Group. Mr. Loh has held a series of management positions within Infineon AG and its parent company Siemens AG, both in Europe and Asia.

•	Peter Kelly (1957, American). Mr. Kelly is executive vice president and chief financial officer of NXP and a member of the management team. He joined NXP in March, 2011, sharing responsibility with Mr. Belden for managing our overall operations, and since July 2012 he is CFO. Mr. Kelly has over 30 years of applicable experience in the global technology industry and has extensive financial expertise having worked in financial management positions in several other companies, including as CFO of UGI Corp. and Agere Systems Inc. Mr. Kelly also serves on the board of Plexus, Corp.

•	Robert Rigby-Hall (1965, British). Mr. Rigby-Hall is executive vice president, chief human resources officer and member of the management team since August, 2011. Previously, Mr. Rigby-Hall was chief HR officer of LexisNexis, a global provider of information and technology solutions, that is part of Anglo-Dutch group Reed Elsevier.

•	Sean Hunkler (1962, American). Mr. Hunkler is executive vice president, general manager of operations and a member of the management team. Mr. Hunkler joined NXP in July, 2012 with more than 28 years of experience in the semiconductor and materials industries in the US and Asia, including leading roles in internal and external manufacturing operations for MEMC and Freescale. Previously, Mr. Hunkler also served as a non-executive director on the board of SMIC and is a founding trustee of the Virginia Commonwealth University Engineering Foundation Board.

•	Ruediger Stroh (1962, German). Mr. Stroh is executive vice president, member of the management team and general manager of our High Performance Mixed Signal businesses focused on the identification application markets. Before joining NXP in May, 2009, he led LSI Corporation’s Storage Peripherals business, overseeing silicon solutions for hard disk and solid state drives addressing consumer and enterprise markets. Previously, he headed Agere System Inc’s storage division and served as chief executive officer for a number of start-up companies. Mr. Stroh began his career at Siemens AG where he held multiple management positions before joining Infineon Technologies AG.

•	Frans Scheper (1962, Dutch). Mr. Scheper has been executive vice president and general manager for the Standard Products business since November, 2009, and has been a member of the management team since January, 2010. He has previously served as general manager of the general applications (discretes) business line within the multimarket business and served in various positions at Philips since 2000.

•	Kurt Sievers (1969, German). Mr. Sievers has been executive vice president and general manager of our High Performance Mixed Signal businesses focused on the automotive application markets since November 2009 and since January 2010 he has been a member of the management team. He has previously managed the automotive safety and comfort business line and served in various positions at Philips since 1995.

•	Hai Wang (1960, American). Dr. Wang is executive vice president of R&D, leads the NXP R&D leadership team and is a member of our management team. He joined NXP as senior vice president, global external manufacturing in operations in July 2010. Mr. Wang has more than 24 years of experience in the semiconductor industry, where his management experience spans from IC design, technology R&D, front end & back end operations, sourcing, marketing and IP licensing. Prior to joining NXP, he held senior executive positions at companies as LSI Corporation, Agere Systems and Flextronics Semiconductors. He was co-founder and CEO of start-up MiraWave, Inc. Mr. Wang started his career at National Semiconductor as a technology R&D engineer.

•	Steve Owen (1960, British), Mr. Owen is executive vice president, global sales & marketing and member of the management team. He has extensive experience in developing business internationally and served in various marketing and sales leadership positions at NXP and Philips since 1998.

B. Compensation

In accordance with Dutch law, our stockholders have adopted a compensation policy for the board of directors. The remuneration of the non-executive directors has been resolved upon by our stockholders at a stockholder meeting at the proposal of our board of directors, prior to the consummation of the initial public offering in August 2010. The remuneration of our executive directors is resolved upon by our board of directors, with due observance of our compensation policy. Our chief executive officer is our only executive director. The respective executive director does not participate in the discussions of our board of directors on his compensation, nor does the chief executive officer vote on such a matter. To the extent the stockholders at a future stockholder meeting do not adopt the proposal of the board, the board must prepare a new proposal. After adoption of a proposal, only subsequent amendments will require stockholder approval. Furthermore, any proposed share or option-based director compensation (including any performance conditions relating to such compensation) must be submitted by our board to the general meeting of stockholders for its approval, detailing the number of shares or options over shares that may be awarded to the directors and the criteria that apply to such award or any modification of such rights. Prior to the consummation of the initial public offering in August 2010, our stockholders have approved such equity-based director compensation.

Compensation Policy and Objectives

The objective in establishing the compensation policies for our chief executive officer, the other members of our management team and our other executives, will be to provide a compensation package that is aligned with our strategic goals and that enables us to attract, motivate and retain highly qualified professionals who will provide leadership for NXP’s success in dynamic and competitive markets. NXP seeks to accomplish this goal in a way that rewards performance and is aligned with its shareholders’ long-term interests. We believe that the best way to achieve this is by linking executive compensation to individual performance targets, on the one hand, and to NXP’s performance, on the other hand. Our executive compensation package will therefore include a significant variable part, consisting of an annual cash incentive, shares and stock options. Executive performance targets will be determined annually, at the beginning of the year, and assessed at the end of the year by, respectively, our nominating and compensation committee, our executive officers or the other members of our management team. The compensation package for our chief executive officer, the other members of our management team and our NXP executives is benchmarked on a regular basis against other companies in the high-tech and semiconductors industry.

Base Salary

We currently pay our chief executive officer an annual base salary of €1,142,000, the chairman of our board of directors an annual fixed fee of €275,000 and the other members of our board of directors an annual fixed fee of $85,000 gross. Members of our Audit Committee and the Nominating & Compensation Committee receive an additional annual fixed fee of $6,000 gross and the chairmen of both committees receive an additional annual fixed fee of $10,000 and $8,000 gross, respectively. For the year ended December 31, 2014, the current and former members of our management team as a group (in total 14 members) received a total aggregate compensation of €8,233,052, compared to a total aggregate compensation of €7,974,976 (in total 13 members) in 2013.

Our chief executive officer, the other members of our management team and most of our executives have a contract of employment for an indefinite term. The main elements of any new employment contract that we will enter into with a member of the board of directors will be made public no later than the date of the public notice convening the general meeting of stockholders at which the appointment of such member of the board of directors will be proposed. Non-executive directors of our board do not have a contract of employment.

Annual Incentive

Each year, our chief executive officer, the other members of our management team and our other executives can qualify to earn a variable cash incentive, subject to whether certain specific and challenging performance targets have been met. For our chief executive officer, the on-target cash incentive percentage is set at 75% of the base salary, with the maximum cash incentive set at 150% of the annual base salary. The cash incentive pay-out in any year relates to the achievements of the preceding financial year in relation to agreed targets. In 2014, an amount of €1,575,960 has been paid to our chief executive officer as annual incentive bonus for our performance in 2013. The total annual incentive bonus amount paid in 2014 to members of our management team, including our chief executive officer, is €5,047,102. In 2013, an amount of €4,002,021 has been paid to members of our management team, including our chief executive officer.

Share Based Compensation Plans

The purpose of our share based compensation plans, including the Management Equity Stock Option Plan implemented prior to the consummation of our initial public offering in August 2010 and our subsequent Long-Term Incentive Plans, is to align the interests of management with those of our stockholders by providing additional incentives to improve our medium and long term performance, by offering the participants an opportunity to share in the success of NXP.

In the period from 2007 until our initial public offering in August 2010, we granted stock options to the members of our management team and to approximately 135 of our other executives under the Management Equity Stock Option Plan (“MEP”). Under the MEP, the participants acquired the right to purchase a certain number of shares of common stock at a predetermined exercise price, provided that certain conditions are met. The stock options (“MEP Options”) have a vesting schedule as specified upon the grant to the individuals. Pursuant to our MEP, members of our management team and certain other executives will be allowed to exercise, from time to time, their vested MEP Options. The MEP Options became fully exercisable upon the Private Equity Consortium ceasing to hold 30% of our shares of common stock which was the case following the consummation of the secondary offering of shares on September 18, 2013. Current employees owning MEP Options may exercise such MEP Options during the period of five years as of September 18, 2013, subject to these employees remaining employed by us and subject to the applicable laws and regulations. As of December 31, 2014, a total of 2,916,205 MEP Options were granted and outstanding to a group of 20 (current) NXP executives (which includes our chief executive officer and other members of the management team). These MEP Options can be exercised at exercise prices which vary from €2.00 to €40.00 per stock option.

In November 2010 and 2011, and in October 2012, 2013 and 2014 we introduced Long Term Incentive Plans 2010, 2011, 2012, 2013 and 2014 respectively, under which performance stock, restricted stock and stock options may be granted to the members of our board of directors, management team, our other executives, selected other key employees/talents of NXP and selected new hires. Under these Long Term Incentive Plans, equity incentives may be granted on, or the day after, the dates NXP publishes its quarterly financials, beginning on November 2, 2010, November 1, 2011, October 25, 2012, October 24, 2013 and October 23, 2014, respectively. Performance stock and restricted stock vest over a period of one to four years, subject to relevant performance criteria relating to operating income being met, and stock options vest over four years. The size of the annual equity pool available for Long Term Incentive Plan 2010 awards from November 2, 2010 up to the fourth quarter of 2011 was for an aggregate of up to 7,200,000 common shares in our share capital. On December 31, 2014, grants to 228 participants were outstanding, in total representing some 865,017 shares of common stock, consisting of 865,017 stock options.

The size of the annual equity pool available for Long Term Incentive Plan 2011 awards from November 1, 2011 up to the fourth quarter of 2012 was for an aggregate of up to 8.6 million (including 1.4 million which remained from the 2010 LTIP pool) common shares in our share capital. On December 31, 2014, grants to 611 participants were outstanding, in total representing 2,735,020 shares of common stock, consisting of 534,311 performance stock units, 96,460 restricted stock units and 2,104,249 stock options.

The size of the annual equity pool available for Long Term Incentive Plan 2012 awards from October 25, 2012 up to the fourth quarter of 2013 was for an aggregate of up to 9.3 million (including 2.1 million which remained from the 2011 LTIP pool) common shares in our share capital. On December 31, 2014, grants to 1,003 participants were outstanding, in total representing 5,136,389 shares of common stock, consisting of 1,833,835 performance stock units, 554,816 restricted stock units and 2,747,738 stock options.

The size of the annual equity pool available for Long Term Incentive Plan 2013 awards from October 24, 2013 up to the fourth quarter of 2014 is for an aggregate of up to 6.7 million (including 0.4 million which remained from the 2012 LTIP pool) common shares in our share capital. On December 31, 2014, grants to 1,533 participants were outstanding, in total representing 3,453,447 shares of common stock, consisting of 598,462 performance stock units, 1,433,170 restricted stock units and 1,421,815 stock options.

The size of the annual equity pool available for Long Term Incentive Plan 2014 awards from October 23, 2014 up to the fourth quarter of 2015 is for an aggregate of up to 7.5 million (including 2.2 million which remained from the 2013 LTIP pool) common share in our share capital. On December 31, 2014 grants to 2,414 participants were outstanding, in total representing 2,590,477 shares of common stock, consisting of 307,735 performance stock units, 1,473,561 restricted stock units and 809,181 stock options.

Shares to be delivered under any equity program may be newly issued, for up to 10% of our share capital, or they may come out of treasury stock or be purchased from time to time upon the decision of our board of directors.

As of December 31, 2014, the following stock options, restricted stock, performance stock and shares of common stock were outstanding with members of our board of directors:

Richard L. Clemmer, CEO and president

As of December 31, 2014, our chief executive officer held 292,200 shares and had been granted the following (vested and unvested) stock options and (unvested) performance stock units, which were outstanding:

Series	Number of Stock Options	Exercise Price (in $)	Number of Stock Options per vesting schedule
			10/23/15	10/23/16	10/23/17	10/23/18
2014/October	161,675	64.18	40,418	40,419	40,419	40,419

Series	Number of Stock Options	Exercise Price (in $)	Stock Options Vested	Stock Options per vesting schedule
				10/24/15	10/24/16	10/24/17
2013/October	344,635	39.58	86,158	86,159	86,159	86,159

Series	Number of Stock Options	Exercise Price (in $)	Stock Options Vested	Stock Options per vesting schedule
				10/25/15	10/25/16
2012/October	410,000	23.49	205,000	102,500	102,500

Series	Number of Stock Options	Exercise Price (in $)	Stock options Vested	Stock Options per vesting schedule
				11/01/15
2011/November	410,000	16.84	307,500	102,500

Series	Number of Stock Options (all vested)	Exercise Price (in $)

2010/November	360,252	13.27

Series	Number of Stock Options (all vested)	Exercise Price (in €)

2009/1	51,400	2.00
2009/2	1,400,000	15.00
2009/3	234,000	30.00
2009/4	374,252	40.00

Total	2,059,652

Series	Number of Performance Stock Units	Number of Performance Stock Units per vesting schedule
		10/23/15	10/23/16	10/23/17	10/23/18
2014/October	70,116	Maximum 25% of total	Maximum 50% of total	Up to 75% of total	Up to 100% of total

Series	Number of Performance Stock Units	Number of Performance Stock Units per vesting schedule
		11/1/16	11/1/17	11/1/18
2014/October	50,639	Maximum 1/3rd of total	Maximum 2/3rd of total	Up to 100% of total

Series	Number of Performance Stock Units	Number of Performance Stock Units per vesting schedule
		10/24/15	10/24/16	10/24/17
2013/October	106,524	Maximum 53,262	Up to 106,524	Up to 106,524

Series	Number of Performance Stock Units	Number of Performance Stock Units per vesting schedule
		03/01/16
2013/March	315,000	315,000

Series	Number of Performance Stock Units	Number of Performance Stock Units per vesting schedule
		10/25/15	10/25/16
2012/October	100,000	Up to 100,000	Up to 100,000

Series	Number of Performance Stock Units	Number of Performance Stock Units per vesting schedule
		02/09/15
2011/November	100,000	Up to 100,000

Other members of our board of directors

As of December 31, 2014, the other members of our board of directors held the following number of shares:

Sir Peter Bonfield: 25,312 from vested stock units

Mr. Huth: 98,351 of which 28,351 are from vested stock units

Mr. Goldman: 28,351 from vested stock units

Dr. Helmes: 1,685 from vested stock units

Mr. Kaeser: 25,312 from vested stock units

Mr. Loring: 28,351 from vested stock units

Ms. Southern: 1,072 from vested stock units

To each of Sir Peter Bonfield and Messrs. Huth, Goldman, Kaeser and Loring, all being members of our board of directors, the following restricted stock units had been granted and were outstanding as of December 31, 2014:

Series	Number of Restricted Stock Units	Number of Stock Units per vesting schedule
		10/23/15
2014/October	3,117	3,117

Series	Number of Restricted Stock Units	Number of Stock Units per vesting schedule
		10/24/15	10/24/16
2013/October	3,370	1,685	1,685

Series	Number of Restricted Stock Units	Number of Stock Units per vesting schedule
		10/25/15
2012/October	3,334	3,334

To each of Dr. Helmes and Ms. Southern, the following restricted stock units had been granted and were outstanding as of December 31, 2014:

Series	Number of Restricted Stock Units	Number of Stock Units per vesting schedule
		10/23/15
2014/October	3,117	3,117

Series	Number of Restricted Stock Units	Number of Stock Units per vesting schedule
		10/24/15	10/24/16
2013/October	3,370	1,685	1,685

To each of Mr. Meurice and Dr. Tsai, in 2014 being appointed as member of our board of directors, the following restricted stock units had been granted and were outstanding as of December 31, 2014:

Series	Number of Restricted Stock Units	Number of Stock Units per vesting schedule
		10/23/15
2014/October	3,117	3,117

Pensions

Our chief executive officer and eligible members of the management team participate in the executives’ pension plan, which we set up in the Netherlands and which consists of a combination of a career average and a defined-contribution plan. The plan does not require employee contributions. We paid for our chief executive officer a total pension plan contribution of €589,262 in 2014 (2013: €591,508). We also made a total pension plan contribution in the aggregate of €1,183,695 (2013: €1,160,470) for the members of our management team.

Additional Arrangements

In addition to the main conditions of employment, a number of additional arrangements apply to our chief executive officer and other members of the management team; these arrangements do not apply to the non-executive members of our board of directors. These additional arrangements, such as housing compensation and relocation allowances, medical insurance, accident insurance, school fee compensation and company car arrangements are broadly in line with those for the NXP executives globally. In the event of disablement, our chief executive officer and other members of the management team are entitled to benefits in line with those for other NXP executives. In the event of our chief executive officer’s death while in the service of NXP, any unvested equity awards (including any NXP stock options, performance stock units and restricted stock units) will vest. In line with regulatory requirements, the Company’s policy forbids personal loans, guarantees or similar arrangements to members of our board, and consequently no loans, guarantees or similar arrangements were granted to such members since 2010, nor were any such loans outstanding as of December 31, 2014.

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

Summary Compensation Table

The following table sets forth the annual compensation paid or granted during the year ended December 31, 2014 to the members of our board of directors on an individual basis for services in all capacities.

	Salary and/ or fees		Performance related compensation (€)	Number of stock, stock options and stock units granted	Non-equity incentive plan compensation or benefits in kind (€)	Pension, retirement or similar benefits (€)

Richard L. Clemmer	1,142,000	(1)	1,575,960	282,430	1,007,751	589,262
Sir Peter Bonfield	275,000	(1)	—	3,117	—	—
	6,000	(2)	—	—	—	—
Johannes P. Huth	91,000	(2)	—	3,117	—	—
Kenneth A. Goldman	101,000	(2)	—	3,117	—	—
Dr. Marion Helmes	91,000	(2)	—	3,117	—	—
Josef Kaeser	91,000	(2)	—	3,117	—	—
Ian Loring	85,000	(2)	—	3,117	—	—
Eric Meurice*	69,914	(2)	—	3,117	—	—
Michel Plantevin*	36,438	(2)	—	—	—	—
Jean-Pierre Saad*	32,603	(2)	—	—	—	—
Julie Southern	91,000	(2)	—	3,117	—	—
Rick Tsai*	42,500	(2)	—	3,117	—	—

Total:	1,417,000	(1)	1,575,960	310,483	1,007,751	589,262
	737,455	(2)

1)	in €
2)	in $
*	Mr. Eric Meurice was appointed effective April 1, 2014 and Mr. Rick Tsai was appointed effective July 1, 2014. Mr. Michel Plantevin and Mr. Jean-Pierre Saad resigned as non-executive director of the Company on May 20, 2014.

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

Board Committees

While retaining overall responsibility, our board of directors has assigned certain of its tasks to permanent committees. Members of the permanent committees will be appointed by the board of directors. The board of directors will also determine the tasks of each committee. Our board of directors has established an audit committee and a nominating and compensation committee, each of which will have the responsibilities and composition described below:

•	Audit Committee. Our audit committee consists of four independent non-executive directors, Messrs. Goldman and Kaeser and Dr. Helmes and Ms. Southern. Mr. Goldman, who is appointed as chairman of the audit committee, will qualify as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and as determined by our board of directors. Our audit committee will assist the board of directors in supervising, monitoring and advising the board of directors on financial reporting, risk management, compliance with relevant legislation and regulations and our business code of conduct. It will oversee the preparation of our financial statements, our financial reporting process, our system of internal business controls and risk management, our internal and external audit process and our internal and external auditor’s qualifications, independence and performance. Our audit committee also will review our annual and interim financial statements and other public disclosures, prior to publication. At least once per year, the non-executive directors who are part of the audit committee will report their findings to the plenary board of directors. Our audit committee also recommends to our stockholders the appointment of external auditors. The external auditor will attend most meetings of the audit committee. The findings of the external auditor, the audit approach and the risk analysis are also discussed at these meetings.

•	Nominating and Compensation Committee. Our nominating and compensation committee consists of three non-executive directors, Messrs. Huth, Meurice and Sir Peter Bonfield; all three members are independent directors under the Dutch corporate governance rules and under the NASDAQ and SEC compensation committee structure and membership requirements. Mr. Meurice is appointed as chairman of this committee. The nominating & compensation committee will determine selection criteria and appointment procedures for members of our board of directors, to periodically assess the scope and composition of our board of directors and to evaluate the performance of its individual members. It will be responsible for recommending to the board of directors the compensation package for our executive directors, with due observance of the remuneration policy adopted by the general meeting of stockholders. It will review employment contracts entered into with our executive directors, make recommendations to our board of directors with respect to major employment-related policies and oversee compliance with our employment and compensation-related disclosure obligations under applicable laws.

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

D. Employees

The following table provides an overview of the number of full time employees we had per segment:

	As of December 31,
	2014	2013

High Performance Mixed Signal	3,344	3,128
Standard Products	1,674	1,864
Corporate and Other:
Manufacturing Operations	19,335	17,428
Central research and development	721	479
Sales and marketing	702	697
Information technology	343	307
Other shared services	1,753	1,761
Other	12	27

Total	27,884	25,691

The following table indicates the number of full time employees per geographic area:

	As of December 31,
	2014	2013

Europe and Africa	6,344	6,574
Americas	518	479
Greater China	8,094	7,335
Asia Pacific	12,928	11,303

Total	27,884	25,691

We have not experienced any material strikes or labor disputes in the past. A number of our employees are members of a labor union. In various countries, local law requires us to inform and consult with employee representatives on matters relating to labor conditions. We consider our employee relations to be good.

E. Share Ownership

Information with respect to share ownership of members of our board of directors is included in Part I, Item 7. Major Shareholders and Related Party Transactions and notes 18 and 20 to our Consolidated Financial Statements, which are incorporated herein by reference. Information with respect to the grant of shares and stock options to employees is included in note 9 to our Consolidated Financial Statements which are incorporated herein by reference. In order to maintain a strong alignment between the interests of NXP’s management and our shareholders, we have adopted an equity ownership policy for the President/CEO and the other members of our management team. The number of shares to be maintained by the members of our management team increases each time our shares are being delivered upon the vesting of stock options or other rights to our shares. The management team members are required to maintain a certain number of our shares until the time that he or she is no longer employed by us.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table shows the amount and percentage of our common stock beneficially owned as of December 31, 2014, December 31, 2013 and December 31, 2012 by (i) each person who is or was known by us to own beneficially more than 5% of our common stock, (ii) each current member of our board of directors, and (iii) all members of the board and named executive officers as a group. A person is a “beneficial owner” of a security if that person has or shares voting or investment power over the security or if he has the right to acquire beneficial ownership within 60 days. Unless otherwise noted, these persons may be contacted at our executive offices and, unless otherwise noted, have to our knowledge sole voting and investment power over the shares listed.

As of December 31, 2014, the Cede & Co., a nominee of the Depository Trust Company, was the sole registered owner of our common stock in the United States and held 100% of shares of our common stock.

In 2014, the Private Equity Consortium sold their remaining shares in the Company and as of December 31, 2014 no longer held any common stock in NXP.

	Common Stock Beneficially Owned as of December 31
	2014		2013		2012
	Number	%*	Number	%*	Number**	%*

Wellington Management Company, LLP(1)	18,843,170	7.48	28,935,677	11.49	—	—
FMR and FIL(2)	22,796,838	9.05	23,180,919	9.21	—	—
T. Rowe (3)	1,715,115	0.68	18,606,181	7.39	—	—
Richard L. Clemmer	3,410,762	1.36	3,224,174	1.28	1,309,587	0.52
Sir Peter Bonfield	25,312	0.01	43,549	0.02	27,897	0.01
Johannes P. Huth	98,351	0.04	89,999	0.04	79,999	0.03
Kenneth Goldman	28,351	0.011	22,999	0.01	14,999	0.01
Dr. Marion Helmes	1,685	0.001	—	—	—	—
Josef Kaeser	25,312	0.01	19,999	0.01	9,999	0.004
Ian Loring(4)	28,351	0.011	7,764,240	3.08	25,766,790	10.24
Eric Meurice	—	—	—	—	—	—
Julie Southern	1,072	0.001	—	—	—	—
Rick Tsai	—	—	—	—	—	—
All directors and named executive officers as a group(5)	3,619,196	1.44	11,184,959	4.45	27,219,270	10.81

*	Percentage computations are based on 251,751,500 shares of our common stock issued and outstanding as of December 31, 2014, December 31, 2013 and December 31, 2012.
**	As of February 7, 2013.
(1)	Wellington Management Company, LLP (“Wellington Management”), in its capacity as investment adviser, may be deemed to beneficially own 18,843,170 shares of our common stock, which are held by its clients and with regard to which Wellington Management has shared voting power and shared dispositive power. Wellington Management’s address is 28 Congress Street, Boston, Massachusetts, 02210, United States.
(2)	FMR LLC and/or Edward C. Johnson 3d, chairman of FMR LLC (collectively, “FMR”), through, among others, Fidelity Management & Research Company “Fidelity”), Strategic Advisers, Inc. (“SA”), Pyramis Global Advisors, LLC (“PGALLC”) and Pyramis Global Advisors Trust Company (“PGATC”), and/or FIL Limited (“FIL”), through, among others, various subsidiaries, are, directly or indirectly, the beneficial owners of 22,796,838 shares of our common stock. The address of Fidelity and SA is 82 Devonshire Street, Boston, Massachusetts 02109, United Sates. The address of PGALLC and PGATC is 900 Salem Street, Smithfield, Rhode Island 02917, United States. The address of FIL is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.
(3)	T.Rowe Rice Associates, inc. (“T.Rowe”), in its capacity as investment adviser, may be deemed to beneficially own 1,715,115 shares of our common stock, which are held by its clients. T.Rowe’s address is 100 E. Pratt Street, Baltimore, Maryland 21202, United States.
(4)	Mr. Loring is a director of our Company, as well as a member of the investment committee of Bain Capital Investors, LLC. Amounts disclosed for Mr. Loring include shares beneficially owned by the funds advised by Bain. Mr. Loring disclaims beneficial ownership of any shares owned directly or indirectly by funds advised by Bain.
(5)	Reflects shares that may be beneficially owned by our directors. However, each director disclaims beneficial ownership of such shares. In addition, as of December 31, 2014, stock options and other rights to shares represented a total of 17,696,555 shares of common stock were outstanding.

No shareholders held different voting rights.

B. Related Party Transactions

See Part III, Item 18. Financial Statements, note 20 Related-party Transactions.

C. Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Statements

See Part III, Item 18. Financial Statements.

Dividend Policy

We currently retain all of our earnings for use in the operation and expansion of our business, to repurchase or redeem capital stock, and in the repayment of our debt. We have never declared or paid any cash dividends on our common stock and may not pay any cash dividends in the foreseeable future. Whether or not dividends will be paid in the future will depend on, among other things, our results of operations, financial condition, level of indebtedness, cash requirements, covenants in our financings, contractual restrictions and other factors that our board of directors and our stockholders may deem relevant. If, in the future, our board of directors decides not to allocate profits to our reserves (making such profits available to be distributed as dividends), any decision to pay dividends on our common stock will be at the discretion of our stockholders.

B. Significant Changes

See Part III, Item 18. Financial Statements, note 24 Subsequent Events.

Item 9.	The Offer and Listing

A. Offer and Listing Details

Not applicable.

The following table shows the high and low closing sales prices of the common stock on the stock market of NASDAQ as reported in the Official Price List for the following periods:

Most recent six months
January 2015		December 2014		November 2014		October 2014		September 2014		August 2014
High	Low	High	Low	High	Low	High	Low	High	Low	High	Low
80.35	72.38	77.82	72.13	77.85	69.25	68.66	53.90	73.01	68.43	68.52	60.50

On February 20, 2015, the closing sales price of the common stock on the stock market of NASDAQ was $84.66.

	2014		2013		2012
	High	Low	High	Low	High	Low

1st quarter	59.91	42.94	32.80	26.55	26.97	16.01
2nd quarter	66.44	55.72	32.01	25.29	26.32	18.81
3rd quarter	73.01	60.50	39.11	31.18	26.67	20.03
4th quarter	77.85	53.90	45.95	36.03	26.32	20.93

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

2015

On March 1, 2015, we entered into a Merger Agreement, by and among the Company, Freescale and Nimble Acquisition Limited, a Bermuda exempted limited liability company and Sub, providing for the merger of Sub with and into Freescale (the “Merger”), with Freescale surviving the Merger as a wholly-owned, indirect subsidiary of the Company.

Concurrently with the execution and delivery of the Merger Agreement, Freescale Holdings L.P. (“Freescale LP”), the largest holder of Freescale Common Shares, the Company and certain limited partners of Freescale LP, entered into a support agreement (the “Support Agreement”) whereby Freescale LP committed, among other things, subject to the terms and conditions of the Support Agreement, to vote all of its Freescale Common Shares (representing approximately 64% of the Freescale Common Shares outstanding as of the date of the Support Agreement) for the adoption of (and not to participate in any litigation challenging) the Merger Agreement.

In connection with the Merger Agreement, NXP B.V. entered into a commitment letter (the “Commitment Letter”) with Credit Suisse Securities (USA) LLC (“Credit Suisse USA”) and Credit Suisse AG, Cayman Islands Branch (“CS,” and together with Credit Suisse USA, “Credit Suisse”) regarding term loan facilities, in an aggregate amount of up to $6,500 million (the “Term Facilities”). The proceeds of the Term Facilities will be used (i) to finance the cash consideration due pursuant to the terms of the Merger Agreement, (ii) to refinance certain of Freescale’s indebtedness that becomes due as a result of the Merger, (iii) to effect the repayment of any amounts drawn under Freescale’s outstanding revolving credit facility and, if the Company so elects, the outstanding revolving credit facility of the Company and certain of its subsidiaries, and (iv) to pay certain transaction costs.

2014

We entered into an indenture in relation to $1,150 million aggregate principal amount of U.S. Dollar-denominated 1.00% Cash Convertible Senior Notes due 2019 on November 24, 2014.

NXP B.V. and NXP Funding LLC entered into a Senior Secured Term Loan Facility for an aggregate principal amount of $400 million at a rate of interest of LIBOR plus 2% with a floor of 0.75% due 2017 on February 18, 2014.

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

E. Taxation

Certain Tax Considerations-Holder of Common Stock

Summary of Dutch Tax Considerations

The following summary describes the material Dutch tax consequences of the ownership and disposition of our shares of common stock as of the date hereof and is intended as general information only. This summary does not contain a detailed description of all the Dutch tax law consequences applicable to you as a holder of shares of common stock in the Company in light of your particular circumstances and does not address the effects of any non-Dutch tax laws. For Dutch tax purposes, a holder of our shares may include an individual who or an entity that does not have the legal title of the shares, but to whom nevertheless the shares are attributed based either on such individual or entity holding a beneficial interest in the shares or based on specific statutory provisions, including statutory provisions pursuant to which shares are attributed to an individual who is, or who has directly or indirectly inherited from a person who was, the settlor, grantor or similar originator of a trust, foundation or similar entity that holds the shares.

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

Dividends distributed by us include, but are not limited to:

•	distributions of profits in cash or in kind, whatever they be named or in whatever form;

•	proceeds from the liquidation of the Company, or proceeds from the repurchase of shares by the Company, in excess of the average paid-in capital recognized for Dutch dividend withholding tax purposes;

•	the par value of shares issued to a stockholder or an increase in the par value of shares, to the extent that no contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

•	partial repayment of paid-in capital, that is (i) not recognized for Dutch dividend withholding tax purposes, or (ii) recognized for Dutch dividend withholding tax purposes, to the extent that we have net profits (zuivere winst), unless (a) the general meeting of stockholders has resolved in advance to make such repayment and (b) the par value of the shares concerned has been reduced with an equal amount by way of an amendment to our articles of association. The term net profits includes anticipated profits that have yet to be realized.

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

such stockholder will be eligible for a full refund of Dutch dividend withholding tax on dividends distributed by us, unless such stockholder is comparable to an exempt investment institution (vrijgestelde beleggingsinstelling) or fiscal investment institution (fiscale beleggingsinstelling), as described respectively in article 6a and 28 of the Dutch corporate income tax act 1969 (Wet op de vennootschapsbelasting 1969). For purposes of (a) above, a qualifying stockholder is an entity that (i) is resident for Dutch tax purposes in a jurisdiction which has an arrangement for the exchange of tax information with the Netherlands and (ii) holds its shares as a portfolio investment, i.e. such shares are not held with a view to the establishment or maintenance of lasting and direct economic links between the stockholder and the company and the shares do not allow the stockholder to participate effectively in the management or control of the company.

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

A stockholder will not be subject to Dutch taxes on income or capital gains in respect of the ownership and disposal of our shares, other than Dutch dividend withholding tax as described above, except if:

(i)	the stockholder is, or is deemed to be, resident in the Netherlands for Dutch (corporate) income tax purposes;

(ii)	the stockholder derives profits from an enterprise, whether as entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise other than as an entrepreneur or a stockholder, which enterprise is, in whole or in part, carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands, to which the shares are attributable;

(iii)	the stockholder is an individual and derives benefits from miscellaneous activities (resultaat uit overige werkzaamheden) carried out in the Netherlands in respect of the shares, including, without limitation, activities which are beyond the scope of active portfolio investment activities;

(iv)	the stockholder is an individual and has a substantial interest (aanmerkelijk belang) or a fictitious substantial interest (fictief aanmerkelijk belang) in the company, which is not attributable to the assets of an enterprise;

(v)	the stockholder is not an individual and has a substantial interest or a fictitious substantial interest in the company, which (fictitious) substantial interest is not attributable to the assets of an enterprise and (one of) the main purposes of the chosen ownership structure is the evasion of Dutch income tax or dividend withholding tax;

(vi)	the stockholder is not an individual and is entitled to a share in the profits of an enterprise or a co-entitlement to the net-worth of an enterprise, other than by way of the holding of securities, which enterprise is effectively managed in the Netherlands and to which enterprise the shares are attributable; or

(vii)	the stockholder is an individual and is entitled to a share in the profits of an enterprise, other than by way of the holding of securities, which enterprise is effectively managed in the Netherlands and to which enterprise the shares are attributable.

Generally, a stockholder has a substantial interest if such stockholder, alone or together with its partner, directly or indirectly (a) owns, or holds certain rights on, shares representing five percent or more of the total issued and outstanding capital of the company, or of the issued and outstanding capital of any class of shares of the company; (b) holds rights to, directly or indirectly, acquire shares, whether or not already issued, representing five percent or more of the total issued and outstanding capital of the company, or of the issued and outstanding capital of any class of shares of the company; or (c) owns, or holds certain rights on, profit participating certificates that relate to five percent or more of the annual profit of the company or to five percent or more of the liquidation proceeds of the company. A stockholder will also have a substantial interest if its partner or one of certain relatives of the stockholder or of its partner has a substantial interest.

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

This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income or the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our shares, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

Taxation of Dividends

The gross amount of distributions on the shares (including any amounts withheld in respect of Dutch withholding taxes to the extent such amounts are actually transferred to the Dutch tax authorities, as described under “Certain Tax Considerations—Holder of Common Stock—Summary of Dutch Tax Considerations—Withholding Tax” above) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such amounts taxable as dividends (including any portion thereof withheld and (or, in the case of amounts withheld, deemed received) paid over to the Dutch tax authorities) will be includable in your gross income as ordinary income on the day actually received by you or on the day received by your nominee or agent that holds the shares on your behalf. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

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

Passive Foreign Investment Company

Based on the composition of our income and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (a “PFIC”) for the 2014 taxable year, and we do not expect to become one in the future, although there can be no assurance in this regard. If, however, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

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

Equity Price Risk

2019 Cash Convertible Senior Notes

Our 2019 Cash Convertible Senior Notes include conversion and settlement provisions that are based on the price of our common stock at conversion or at maturity of the notes. In addition, the hedges and warrants associated with these convertible notes also include settlement provisions that are based on the price of our common stock. The amount of cash we may be required to pay to the holders at conversion or maturity of the notes is determined by the price of our common stock. The amount of cash that we may receive from hedge counterparties in connection with the related hedges and the number of shares that we may be required to provide warrant counterparties in connection with the related warrants are also determined by the price of our common stock.

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

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014 based on the criteria established in “Internal Control - Integrated Framework (2013)” by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). During the last quarter of 2014 the Company completed its transition to the updated 2013 COSO framework. Based on that assessment our management concluded that our internal control over financial reporting was effective as at December 31, 2014.

During 2014, there have not been any changes in the Company’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

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

Attestation Report of the Registered Public Accounting Firm

For the year ended December 31, 2014 an attestation report regarding internal control over financial reporting of the Company’s registered public accounting firm is required. The attestation is included in Part III, Item 18. Financial Statements.

Item 16A.	Audit Committee Financial Expert

Mr. Goldman, chairman of our audit committee, qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and as determined by our board of directors. Our board of directors has determined that Mr. Goldman is an independent director under the NASDAQ Global Select Market Corporate Governance Rules.

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

The Company has instituted a comprehensive auditor independence policy that regulates the relation between the Company and its external auditors and is available on our website (www.nxp.com/investor). The policy includes rules for the pre-approval by the audit committee of all services to be provided by the external auditor. The policy also describes the prohibited services that may not be provided. Proposed services may be pre-approved at the beginning of the year by the audit committee (annual pre-approval) or may be pre-approved during the year by the audit committee in respect of a particular engagement (specific pre-approval). The annual pre-approval is based on a detailed, itemized list of services to be provided, designed to ensure that there is no management discretion in determining whether a service has been approved and to ensure the audit committee is informed of each service it is pre-approving. Unless pre-approval with respect to a specific service has been given at the beginning of the year, each proposed service requires specific pre-approval during the year. Any annually pre-approved services where the fee for the engagement is expected to exceed pre-approved cost levels or budgeted amounts will also require specific pre-approval. The term of any annual pre-approval is 12 months from the date of the pre-approval unless the audit committee states otherwise. During 2014, there were no services provided to the Company by the external auditors which were not pre-approved by the audit committee.

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

The aggregate fees billed for professional services rendered for the fiscal periods 2014 and 2013 were as follows:

Aggregate fees KPMG

($ in millions)	2014	2013

Audit fees	3.2	3.5
Other fees	0.1	0.1

	3.3	3.6

Audit fees consist of fees for the examination of both the consolidated and statutory financial statements. Audit fees also include fees that only our independent auditor can reasonably provide such as comfort letters and review of documents filed with the SEC.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table provides a summary of shares repurchased by the Company in 2014:

Period begin	Period end	Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs

January 1	February 2	January	774	48.35	774	1,905,014
February 3	March 2	February	7,929,712	54.80	7,929,712	18,975,302
March 3	March 30	March	405,000	56.92	405,000	18,570,302
March 31	May 4	April	1,690,861	59.94	1,690,861	16,879,441
May 5	June 1	May	1,794,210	60.72	1,794,210	15,085,231
June 2	June 29	June	274,534	47.45	145,034	14,940,197
June 30	August 3	July	1,807,837	63.65	1,807,837	13,132,360
August 4	August 31	August	4,621,487	64.58	4,582,991	8,549,369
September 1	September 28	September	2,300,201	69.82	2,300,201	6,249,168
September 29	November 2	October	452,540	65.68	452,540	5,796,628
November 3	November 30	November	—	—	—	5,796,628
December 1	December 31	December	1,969,021	76.18	1,969,021	3,827,607

		Total 2014	23,246,177	61.73	23,078,181

From time to time, last in February 2014, the General Meeting of Shareholders authorized the Board of Directors to repurchase shares of our common stock. On that basis, the Board of Directors resolved to repurchase shares to cover in part employee stock options and equity rights under its long term incentive plans. The purchases identified in the table were all pursuant to this authorization.

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

The following discussion summarizes the primary differences between our corporate governance structure and best practice provisions of the Dutch corporate governance code:

•

Best practice provisions II.2.4 and II.2.5 state that stock options granted to members of our board shall, in any event, not be exercised in the first three years after the date of granting and shares granted to board members without financial consideration shall be retained for a period of at least five years or until at least the end of the employment, if this period is shorter. Under our equity incentive schemes, part of the stock options granted to our chief executive officer are exercisable one year after the date of grant, and members of our board who received restrictive shares and performance shares are not required to retain these shares for at least five years. Although a deviation from the Corporate Governance Code, we hold the view that the combination of equity incentives granted to our chief executive officer, in relation to his obligation—laid down in the NXP Executive Equity Ownership Policy of October 2013—to maintain at least 20% of the after tax number of NXP shares delivered upon the vesting of any performance stock units granted as of October 2013, as well as the applicable strict vesting and performance criteria, will enhance the goal of promoting long-term investments in the Company. The same is true for the equity grants made to other members of our board, which also have very strict vesting criteria with the purpose of creating long-term commitment to the Company.

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

The NASDAQ Global Select Market Corporate Governance Rules

We are a foreign private issuer. As a result, in accordance with the listing requirements of the NASDAQ Global Select Market, we rely on home country governance requirements and are exempt from certain corporate governance requirements that would otherwise apply in accordance with the listing requirements of the NASDAQ Global Select Market. These exemptions and home country rules relied on by us are described below:

•	We are exempt from NASDAQ’s quorum requirements applicable to meetings of stockholders. Pursuant to Dutch corporate law, the validity of a resolution by the general meeting of stockholders does not depend on the proportion of the capital or stockholders represented at the meeting (i.e. quorum), unless the law or articles of association of a company provide otherwise. Our articles of association provide that a resolution proposed to the general meeting of stockholders by the board of directors shall be adopted by a simple majority of votes cast, unless another majority of votes or quorum is required under Dutch law or our articles of association. All other resolutions shall be adopted by a two thirds majority of the votes cast, provided such majority represents at least half of the issued share capital, unless another majority of votes or quorum is required under Dutch law. To this extent, our practice varies from the requirement of Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a quorum, and that such quorum may not be less than one-third of the outstanding voting stock.

•	We are exempt from NASDAQ’s requirements regarding the solicitation of proxies and provision of proxy statements for meetings of stockholders. We inform stockholders of meetings in a public notice. We prepare a proxy statement and solicit proxies from the holders of our listed stock. Our practice in this regard, however, differs from the typical practice of U.S. corporate issuers in that the advance record date for determining the holders of record entitled to attend and vote at our stockholder meetings is determined by Dutch law (currently 28 days prior to the meeting). As an administrative necessity, we establish a mailing record date in advance of each meeting of stockholders for purposes of determining the stockholders to which the proxy statement and form of proxy will be sent. However, only stockholders of record on the specified record date are entitled to attend and vote, directly or by proxy, at the meeting.

•	NASDAQ requires stockholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees or consultants. Under Dutch law and the Dutch corporate governance code, stockholder approval is only required for equity compensation plans (or changes thereto) for members of the board, and not for equity compensation plans for other groups of employees. However, we note that under Dutch law, the stockholders have the power to issue shares or rights to subscribe for shares at the general meeting of the stockholders unless such power has been delegated to the board. Our board is designated for a period of five years from the date of the public offering in August 2010 to issue shares and rights to subscribe for shares.

•	As a foreign private issuer, we are exempt from NASDAQ’s requirement that compensation committees be comprised exclusively of independent directors provided that we describe the home country practice followed in lieu of such requirement and disclose the reasons for not having such an independent compensation committee. Under Dutch law and the Dutch corporate governance code, the general meeting of stockholders must adopt a policy in respect of the remuneration of the board. In accordance with our articles of association and our board rules, the remuneration of the executive directors is determined by the board of directors upon the recommendation of our nominating and compensation committee. Accordingly, applicable laws, regulations and corporate governance rules and practices do not require independence of the members of our nominating and compensation committee. Currently, all three members of our nominating and compensation committee are independent directors under the Dutch corporate governance rules and under the NASDAQ and SEC compensation committee structure and membership requirements.

•	We are exempt from NASDAQ’s requirement to have independent director oversight of director nominations. In accordance with Dutch law, our articles of association require that our directors will be appointed by the general meeting of stockholders upon the binding nomination of the board. In accordance with our board rules, the nominating and compensation committee will recommend the nomination of directors to our board.

•	NASDAQ requires us to adopt a nominations committee charter or a board resolution addressing the nominations process. In accordance with the Dutch corporate governance code, we have adopted the committee’s charter. However, the nominations process has been set out in our articles of association and board rules.

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

Item 16H.	Mine Safety Disclosures

Not applicable.

PART III

Item 17.	Financial Statements

We are furnishing the financial statements pursuant to the instructions of Part III, Item 18. Financial Statements of this Report.

Item 18.	Financial Statements

See pages F-1 to F-36

Item 19.	Exhibits

Exhibit Number	Description of Document

2.1#	Sale and Purchase Agreement, dated as of December 22, 2010, between NXP Semiconductors N.V., NXP B.V., the Dover Corporation, Knowles Electronics, LLC and EFF Acht Beteiligungsverwaltung GmbH (incorporated by reference to Exhibit 2.1 of the Form 20-F of NXP Semiconductors N.V. filed on March 13, 2012)

3.1	Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of Amendment No. 7 to the Registration Statement on Form F-1 of NXP Semiconductors N.V., filed on August 2, 2010 (File No. 333-166128))

3.2	Articles of Association of NXP Semiconductors N.V. (incorporated by reference to Exhibit 3.2 of Amendment No. 7 to the Registration Statement on Form F-1 of NXP Semiconductors N.V., filed on August 2, 2010 (File No. 333-166128))

4.1	Secured Term Credit Agreement dated March 4, 2011, as amended by (i) the Joinder and Amendment Agreement dated as of November 18, 2011, (ii) the New Term Loan Joinder Agreement dated as of February 16, 2012, (iii) the New Term Loan Joinder Agreement dated as of December 10, 2012, (iv) the 2013 New Term Loan Joinder Agreement dated as of November 27, 2013, and (v) the 2014 New Term Loan Joinder Agreement dated as of February 18, 2014, among NXP B.V. and NXP Funding LLC as borrowers, Barclays Bank PLC as Administrative Agent, Morgan Stanley Senior Funding, Inc. as Global Collateral Agent, Mizuho Corporate Bank, Ltd. as Taiwan Collateral Agent, and the lenders party thereto. (incorporated by reference to Exhibit 4.8 of the Form 20-F of NXP Semiconductors N.V. filed on March 13, 2012)

4.2	Secured Revolving Credit Agreement dated April 27, 2012, as amended by an Incremental Joinder Agreement dated as of October 29, 2012, among NXP Semiconductors N.V., NXP B.V. and NXP Funding LLC as borrower, Morgan Stanley Senior Funding, Inc. as Global Collateral Agent and Administrative Agent, Mizuho Corporate Bank, Ltd. as Taiwan Collateral Agent and the lenders party thereto. (incorporated by reference to Exhibit 4.10 of the Form 20-F of NXP Semiconductors N.V. filed on March 1, 2013)

4.3	Senior Unsecured Indenture dated as of February 14, 2013 among NXP B.V. and NXP Funding LLC as Issuers, each of the Guarantors named on the signature page thereto as borrower and Deutsche Bank Trust Company Americas as Trustee (incorporated by reference to Exhibit 4.13 of Form 20-F of NXP Semiconductors N.V. filed on March 13, 2012)

4.4	Senior Unsecured Indenture dated as of March 12, 2013 among NXP B.V. and NXP Funding LLC as Issuers, each of the Guarantors named on the signature pages thereto and Deutsche Bank Trust Company Americas as Trustee (incorporated by reference to Exhibit 4.7 of the Form-20F of NXP Semiconductors N.V. filed on February 28, 2014)

4.5	Senior Unsecured Indenture dated as of May 20, 2013 among NXP B.V. and NXP Funding LLC as Issuers, each of the Guarantors named on the signature pages thereto and Deutsche Bank Trust Company Americas as Trustee (incorporated by reference to Exhibit 4.8 of the Form-20F of NXP Semiconductors N.V. filed on February 28, 2014)

4.6	Senior Unsecured Indenture dated as of September 24, 2013 among NXP B.V. and NXP Funding LLC as Issuers, each of the Guarantors named on the signature page thereto and Deutsche Bank Trust Company Americas as Trustee (incorporated by reference to Exhibit 4.9 of the Form-20F of NXP Semiconductors N.V. filed on February 28, 2014)

4.7	Senior Unsecured Indenture dated as of November 24, 2014 among NXP Semiconductors N.V. as Issuer and Deutsche Bank Trust Company Americas as Trustee

4.8	Agreement and Plan of Merger, dated as of March 1, 2015, by and among NXP Semiconductors N.V., Freescale Semiconductor, Ltd. and Nimble Acquisition Limited (incorporated by reference to Exhibit 1 of the Form 6-K of NXP Semiconductors N.V. filed on March 3, 2015)

4.9	Support Agreement, dated as of March 1, 2015, by and among NXP Semiconductors N.V., Freescale Holdings L.P. and certain limited partners of Freescale Holdings L.P. (incorporated by reference to Exhibit 2 of the Form 6-K of NXP Semiconductors N.V. filed on March 3, 2015)

4.10	Commitment Letter, dated as of March 1, 2015, by and among NXP B.V., Credit Suisse Securities (USA) LLC and Credit Suisse AG, Cayman Islands Branch (incorporated by reference to Exhibit 3 of the Form 6-K of NXP Semiconductors N.V. filed on March 3, 2015)

Exhibit Number	Description of Document

10.1	Intellectual Property Transfer and License Agreement dated as of September 28, 2006 between Koninklijke Philips Electronics N.V. and NXP B.V. (incorporated by reference to Exhibit 10.1 of the Amendment No. 3 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 30, 2010 (File No. 333-166128))

10.2	Intellectual Property Transfer and License Agreement dated as of November 16, 2009 among NXP B.V., Virage Logic Corporation and VL C.V. (incorporated by reference to Exhibit 10.2 of the Amendment No. 3 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 30, 2010 (File No. 333-166128))

10.3	Shareholders’ agreement dated as of March 30, 1999, as amended among EBD Investments Pte. Ltd., Koninklijke Philips Electronics N.V. and Taiwan Semiconductor Manufacturing Company Ltd. (incorporated by reference to Exhibit 10.4 of the Amendment No. 3 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 30, 2010 (File No. 333-166128))

10.4	Lease Agreement dated as of December 23, 2004 between Jurong Town Corporation and Systems on Silicon Manufacturing Company Pte. Ltd. for the property at No. 70 Pasir Ris Drive 1, Singapore (incorporated by reference to Exhibit 10.8 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.5	Lease Agreement dated September 26, 2003 between Huangjiang Investment Development Company and NXP Semiconductors (Guangdong) Company Ltd. for the property at Tian Mei High Tech Industrial Park, Huang, Jiang Town, Dongguan City, China (incorporated by reference to Exhibit 10.9 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.6	Building Lease Contract dated as of May 12th, 2000 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.10 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.7	Agreement with regard to the Lease of a Single (vehicle) Shelter dated as of October 30, 2009 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.11 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.8	Agreement with regard to the Lease of Standard Plant Basements dated as of July 1, 2011 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 4.8 of the Form-20F of NXP Semiconductors N.V. filed on February 28, 2014)

10.9	Agreement with regard to the Lease of a Single (vehicle) Shelter dated as of March 8, 2010 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.13 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.10	Agreement with regard to the Lease of Additional Land dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.14 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.11	Agreement with regard to the Lease of a Dangerous Goods Warehouse dated as of November 27, 2009 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.15 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.12	Agreement with regard to the Lease of Land at Property Number AL012 dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.18 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

Exhibit Number	Description of Document

10.13	Agreement with regard to the Lease of Land at Property Number AL020 dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.19 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.14	Agreement with regard to the Lease of Land at Property Number AL071 dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.20 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.15	Agreement with regard to the Lease of Land at Property Number CL102 dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.21 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.16	Agreement with regard to the Lease of Land dated as of September 30, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.22 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.17	Management Equity Stock Option Plan Terms and Conditions dated August 2010 (incorporated by reference to Exhibit 10.19 of the Form-20F of NXP Semiconductors N.V. filed on March 13, 2012)

10.18	Management Equity Stock Option Plan Terms and Conditions dated January 2011 (incorporated by reference to Exhibit 10.20 of the Form-20F of NXP Semiconductors N.V. filed on March 13, 2012)

10.19	Long Term Incentive Plan 2010 Terms and Conditions with regard to the Stock Option Plan, the Performance Stock Unit Plan, Restricted Stock Unit Plan and Share Plan (incorporated by reference to Exhibit 10.21 of the Form-20F of NXP Semiconductors N.V. filed on March 13, 2012)

10.20	NXP Global Equity Incentive Program (incorporated by reference to Exhibit 10.26 of the Amendment No. 3 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 30, 2010 (File No. 333-166128))

10.21	Long Term Incentive Plan 2011 Terms and Conditions with regard to the Stock Option Plan, the Performance Stock Unit Plan, Restricted Stock Unit Plan and Share Plan (incorporated by reference to Exhibit 4.8 of the Form-20F of NXP Semiconductors N.V. filed on March 13, 2012)

10.22

Long Term Incentive Plan 2012/3 Terms and Conditions with regard to the Stock Option Plan, the Performance Stock Unit Plan, Restricted Stock Unit Plan and Share Plan (incorporated by reference to Exhibit 10.22 of the Form-20F of NXP Semiconductors N.V. filed on March 1, 2013). Long Term Incentive Plan 2013/4 Terms and Conditions with regard to the Stock Option Plan, the Performance Stock Unit Plan and Restricted Stock Unit Plan (incorporated by reference to Exhibit 10.22 of the Form-20F of NXP Semiconductors N.V. filed on February 28, 2014) and Long Term Incentive Plan 2014/5 Terms and Conditions with regard to the Stock Option Plan, the Performance Stock Unit Plan, the Restricted Stock Unit Plan and the Keep Restricted Stock Unit Plan

10.23	Employee Stock Purchase Plan Terms and Conditions (incorporated by reference to Exhibit 4.1 of the Form S-8 of NXP Semiconductors N.V. filed on August 8, 2013)

12.1	Certification of R. Clemmer filed pursuant to 17 CFR 240. 13a-14(a)

12.2	Certification of P. Kelly filed pursuant to 17 CFR 240. 13a-14(a)

13.1	Certification of R. Clemmer furnished pursuant to 17 CFR 240. 13a-14(b)

13.2	Certification of P. Kelly furnished pursuant to 17 CFR 240. 13a-14(b)

21.1	List of Significant Subsidiaries of the Registrant

22	Consent of KPMG Accountants N.V.

#	Confidential treatment previously requested and granted

GLOSSARY

32 bit ARM microcontrollers	Microcontroller based on a 32-bit processor core developed and licensed by ARM Technologies.

AC-DC	Conversion of alternating current to direct current.

Analog	A form of transmission that is a continuous wave of an electrical signal that varies in frequency and/or amplitude in response to variations of physical phenomena such as human speech or music.

Back-end	The packaging, assembly and testing stages of the semiconductors manufacturing process, which takes place after electronic circuits are imprinted on silicon wafers in the front-end process.

BCDMOS	Bipolar CMOS DMOS. A process technology that combines elements of bipolar, CMOS and DMOS technology and is capable of handling high voltages.

BiCMOS	A process technology that combines bipolar and CMOS processes, typically by combining digital CMOS circuitry with higher voltage or higher speed bipolar circuitry.

Bipolar	A process technology used to create semiconductors for applications involving the use of higher power levels than are possible with a CMOS chip. Due to the geometry of a bipolar circuit, these devices are significantly larger than CMOS devices. The speed of the most advanced bipolar devices exceeds those attainable with CMOS, but only at very large electrical currents. As a result, the number of bipolar devices that can be integrated into a single product is limited.

Bluetooth low energy	Bluetooth low energy (BLE) is a wireless computer network technology that, in comparison with “classic” Bluetooth, requires considerably less power and provides a similar communication range. BLE has been included in the majority of smart phones for the past couple of years, with its initial application as the communication between the smart phone and other personal devices like fitness trackers and head-sets. Recently also other applications like communication with light bulbs are emerging.

CAN	Controller Area Network. A network technology used in automotive network architecture.

CATV	An abbreviation for cable television.

Car access and immobilizers	An automobile technology segment focused on keyless entry and car immobilization applications. An automobile immobilizer is an electronic device fitted to an automobile which prevents the engine from running unless the correct key (or other token) is present.

Chip	Semiconductor device.

CFL	Compact Fluorescent Light. A type of fluorescent lamp designed to replace an incandescent lamp, while using less power and increasing rated life.

CMOS	Complementary Metal Oxide Semiconductor. The most common integrated circuit fabrication technology in the semiconductor industry. The technology is used to make integrated circuits where small size and high speed are important. As a result of the very small feature sizes that can be attained through CMOS technology, however, the ability of these integrated circuits to cope with high electrical currents and voltages is limited.

Coolflux DSP	A low power digital signal processor designed for mobile audio applications.

Digital	A form of transmission where data is represented by a series of bits or discrete values such as 0 and 1.

Diode	A semiconductor that allows currents to flow in one direction only.

Discrete semiconductors	Unlike integrated circuits, which contain up to tens of millions of transistors, discrete semiconductors are single devices, usually with two terminals (diodes) or three terminals (transistors). These are either applied as peripheral components on printed circuit boards, or used for special purposes such as very high power applications.

DMOS	Diffused Metal on Silicon Oxide Semiconductor. A process technology used to manufacture integrated circuits that can operate at high voltage.

DSP	Digital signal processor. A specialized microprocessor optimized to process sequences of numbers or symbols which represent signals.

EMI filtering	Electromagnetic interference (or EMI, also called radio frequency interference or RFI when in high frequency or radio frequency) is disturbance that affects an electrical circuit due to either electromagnetic induction or electromagnetic radiation emitted from an external source.

e-passport	A passport with secure data source chip used in providing personalized information.

ESD	Electrostatic discharge. The sudden and momentary electric current that flows between two objects caused by direct contact or induced by an electrostatic field. This term is used in the context of electronics to describe momentary unwanted currents that may cause damage to electronic equipment.

Fab (or wafer fab)	A semiconductor fabrication facility in which front-end manufacturing processes take place.

Fabless semiconductor company	A semiconductor company that does not have any internal wafer fab manufacturing capacity but instead focuses on designing and marketing its products, while outsourcing manufacturing to an independent foundry.

FlexRay	A new communications protocol designed for the high data transmission rates required by advanced automotive control systems.

Foundry	A semiconductor manufacturer that manufactures chips for third parties.

Front-end	The wafer processing stage of the semiconductors manufacturing process in which electronic circuits are imprinted onto raw silicon wafers. This stage is followed by the packaging, assembly and testing stages, which together comprise the back-end process.

HDMI	High-Definition Multimedia Interface. A compact audio/video interface for transmitting uncompressed digital data.

I2 C	A multi-master serial single-ended computer bus that is used to attach low-speed peripherals to a motherboard, embedded system or mobile phone.

Integrated Circuit	Integrated Circuit. A miniaturized electronic circuit that has been manufactured in the surface of a thin substrate of semiconductor material.

ICN 4,6,8	NXP wafer fab facilities located in Nijmegen, Netherlands, processing 4”, 6” or 8” diameter wafers. As of end December 2014, only ICN 8 is still in use.

In-process research and development	The value allocated to incomplete research and development projects in acquisitions treated as purchases.

Leadframe	A thin layer of metal that connects the wiring from tiny electrical technicals on the semiconductor surface to the large scale circuitry on electrical devices and circuit boards. Leadframes are used in almost all semiconductor packages.

LDMOS	Laterally Diffused Metal Oxide Semiconductor. A transistor used in RF/microwave power amplifiers.

LED	Light Emitting Diode. A semiconductor device which converts electricity into light.

LIBOR	London Interbank Offered Rate. The benchmark rate at which interbank term deposits within the leadings banks in London would be charged if borrowing from other banks.

LIN	Local Interconnect Network. A network technology used in automotive network architecture.

LNA	Low-Noise Amplifier. An electronic amplifier used to amplify very weak signals.

Magneto-resistive device	A device fabricated with magneto-resistive material (material that has the ability to change the value of its electrical resistance when an external magnetic field is applied to it).

Memory	Any device that can store data in machine readable format. Usually used synonymously with random access memory and read only memory.

Microcontroller	A microprocessor combined with memory and interface integrated on a single circuit and intended to operate as an embedded system.

Micron	A metric unit of linear measure which equals one millionth of a meter. A human hair is about 100 microns in diameter.

MIFARE	Trademarked name, owned by NXP, for the most widely used contactless smart card, or proximity card, technology, for payment in transportation systems.

Mixed-signal	The mixed-signal part of an application solution refers to the devices and sub-system solutions that translate real world analog signals and phenomena such as radio frequency communication and power signals, sound, light, temperature, pressure, acceleration, humidity and chemical characteristics into digital or power signals that can be fed into the central microprocessing or storage devices at the heart of an application system solution.

MMIC	Monolithic Microwave Integrated Circuit. A type of integrated circuit device that operates at microwave frequencies.

MOS	Metal Oxide Semiconductor. A metal insulator semiconductor structure in which the insulating layer is an oxide of the substrate material.

MOSFET	Metal Oxide Semiconductor Field Effect Transistor. A device used for amplifying or switching electronic signals.

Nanometer	A metric unit of linear measure which equals one billionth of a meter. There are 1,000 nanometers in 1 micron.

NFC	Near field communication. A technology which allows devices to establish a secure point-to-point wireless connection at very close ranges (within several centimeters), and which is being increasingly adopted in mobile devices and point-of-sale terminals or other devices.

ODM	Original Design Manufacturer. A company which manufactures a product which ultimately will be branded by another firm for sale.

OEM	Original Equipment Manufacturer. A manufacturer that designs and manufactures its products for the end consumer market.

Power MOS	A specific type of metal oxide semiconductor designed to handle large amounts of power.

Power scaling	Design technique used to increase output power without changing the geometry, shape, or principle of operation.

Process technologies	The technologies used in front-end processes to convert raw silicon wafers into finished wafers containing hundreds or thousands of chips.

QAM	Quadrature-Amplitude Modulation

QPSK	Quadrature phase shift keying

Rectifier	An electrical device that converts alternating current to direct current.

RF	Radio Frequency. A high frequency used in telecommunications. The term radio frequency refers to alternating current having characteristics such that, if the current is input to an antenna, an electromagnetic (EM) field is generated suitable for wireless broadcasting and/or communications.

Radio Frequency Identification	An RF chip used for identification.

Semiconductors	Generic term for devices such as transistors and integrated circuits that control the flow of electrical signals. The most common semiconductor material for use in integrated circuits is silicon.

Silicon	A type of semiconducting material used to make wafers. Silicon is widely used in the semiconductor industry as a base material.

Silicon tuners	Semiconductor devices for receiving broadcast television signals. Silicon tuners are expected to displace mechanical can tuners as the dominant technology in television receivers.

SIM	Subscriber Identity Module. A smart card that stores the key identifying a cellular phone service subscriber and related information.

Solid State Lighting	A type of lighting that uses semiconductor light-emitting diodes (LEDs), organic light-emitting diodes (OLED), or polymer light-emitting diodes (PLED) as sources of illumination rather than electrical filaments, plasma or gas.

SPI	Serial Peripheral Interface Bus. A synchronous serial data link standard that operates in full duplex mode.

SS MOS	Small signal power discrete including a metal oxide semiconductor field effect transistor.

SS Transistor	A small signal transistor.

Substrate	The base material made from silicon on which an integrated circuit is printed.

Telematics	The science of sending, receiving and storing information via telecommunication devices.

Thyristor	A four-layer semiconductor that is often used for handling large amounts of electrical power.

UART	Universal Asynchronous Receiver/Transmitter. An integrated circuit used for serial communications over a computer or peripheral device serial port.

USB	Universal Serial Bus. A standard that provides a serial bus standard for connecting devices, usually to a computer.

Wafer	A disk made of a semiconducting material, such as silicon, usually either 100, 125, 150, 200 or 300 millimeters in diameter, used to form the substrate of a chip. A finished wafer may contain several thousand chips.

White goods	A term which refers to large household appliances such as refrigerators, stoves, dishwashers and other similar items.

Yield	The ratio of the number of usable products to the total number of manufactured products.

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

Date: March 6, 2015

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

The following financial statements and related schedules, together with the report of independent registered public accounting firms thereon, are filed as part of this Annual Report:

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

NXP Semiconductors N.V.:

We have audited the accompanying consolidated balance sheets of NXP Semiconductors N.V. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2014. We also have audited NXP Semiconductors N.V.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). NXP Semiconductors N.V.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NXP Semiconductors N.V. and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles. Also in our opinion, NXP Semiconductors N.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ KPMG Accountants N.V.
Amstelveen, the Netherlands
March 6, 2015

NXP Semiconductors N.V.

Consolidated Statements of Operations

($ in millions, unless otherwise stated)	For the years ended December 31,
	2014	2013	2012

Revenue	5,647	4,815	4,358
Cost of revenue	(3,007)	(2,638)	(2,370)

Gross profit	2,640	2,177	1,988

Research and development	(763)	(639)	(628)
Selling, general and administrative	(838)	(896)	(977)
Other income (expense)	10	9	29

Operating income (loss)	1,049	651	412

Financial income (expense):
Extinguishment of debt	(3)	(114)	(161)
Other financial income (expense)	(407)	(160)	(276)

Income (loss) before income taxes	639	377	(25)

Benefit (provision) for income taxes	(40)	(20)	(1)
Results relating to equity-accounted investees	8	58	(27)

Income (loss) from continuing operations	607	415	(53)

Income (loss) on discontinued operations, net of tax	—	—	1

Net income (loss)	607	415	(52)

Less: Net income (loss) attributable to non-controlling interests	68	67	63

Net income (loss) attributable to stockholders	539	348	(115)

Earnings per share data:
Basic earnings per common share attributable to stockholders in $
– Income (loss) from continuing operations	2.27	1.40	(0.46)
– Income (loss) from discontinued operations	—	—	—

– Net income (loss)	2.27	1.40	(0.46)
Diluted earnings per common share attributable to stockholders in $
– Income (loss) from continuing operations	2.17	1.36	(0.46)
– Income (loss) from discontinued operations	—	—	—

– Net income (loss)	2.17	1.36	(0.46)

Weighted average number of shares of common stock outstanding during the year (in thousands)
– Basic	237,954	248,526	248,064
– Diluted	248,609	255,050	248,064

See accompanying notes to the consolidated financial statements.

NXP Semiconductors N.V.

Consolidated Statements of Comprehensive Income

($ in millions, unless otherwise stated)	For the years ended December 31,
	2014	2013	2012

Net income (loss)	607	415	(52)

Other comprehensive income (loss), net of tax:
Net investment hedge, net of deferred taxes of $0, $0 and $(8)	(214)	68	18
Changes in fair value cash flow hedges, net of deferred taxes $0, $0 and $0	—	(9)	—
Foreign currency translation adjustments	140	(27)	10
Net actuarial gain (loss), net of deferred taxes of $2, $(10) and $3	(66)	10	(51)
Unrealized gains (losses) available-for-sale securities, net of deferred taxes of $0	1	—	—
Reclassification adjustments, net of deferred taxes of $0:
Changes in fair value cash flow hedges *	2	5	—

Total other comprehensive income (loss)	(137)	47	(23)

Total comprehensive income (loss)	470	462	(75)

Less: Comprehensive income (loss) attributable to non-controlling interests	68	67	63

Total comprehensive income (loss) attributable to stockholders	402	395	(138)

*	Included in Cost of revenue in the Consolidated Statements of Operations.

See accompanying notes to the consolidated financial statements.

NXP Semiconductors N.V.

Consolidated Balance Sheets

($ in millions, unless otherwise stated)	As of December 31,
	2014	2013

Assets
Current assets:
Cash and cash equivalents	1,185	670
Receivables, net	593	542
Assets held for sale	—	13
Inventories, net	755	740
Deferred tax assets	8	11
Other current assets	99	116

Total current assets	2,640	2,092

Non-current assets:
Investments in equity-accounted investees	71	52
Other non-current assets	365	144
Property, plant and equipment, net	1,123	1,048
Identified intangible assets, net	573	755
Goodwill	2,121	2,358

Total non-current assets	4,253	4,357

Total assets	6,893	6,449

Liabilities and equity
Current liabilities:
Accounts payable	729	544
Liabilities held for sale	—	1
Restructuring liabilities - current	37	103
Payroll and related benefits	295	260
Accrued liabilities	239	245
Short-term debt	20	40

Total current liabilities	1,320	1,193

Non-current liabilities:
Long-term debt	3,979	3,281
Pension and postretirement benefits	284	247
Restructuring liabilities	3	14
Other non-current liabilities	506	168

Total non-current liabilities	4,772	3,710

Equity:
Non-controlling interests	263	245
Stockholders’ equity:
Common stock, par value €0.20 per share:
Authorized: 430,503,000 shares (2013: 430,503,000 shares)
Issued and fully paid: 251,751,500 shares (2013: 251,751,500 shares)	51	51
Capital in excess of par value	6,300	6,175
Treasury shares, at cost: 19,171,454 shares (2013: 4,170,833 shares)	(1,219)	(167)
Accumulated deficit	(4,804)	(5,105)
Accumulated other comprehensive income (loss)	210	347

Total Stockholders’ equity	538	1,301

Total equity	801	1,546

Total liabilities and equity	6,893	6,449

See accompanying notes to the consolidated financial statements.

NXP Semiconductors N.V.

Consolidated Statements of Cash Flows

($ in millions, unless otherwise stated)	For the years ended December 31,
	2014	2013	2012

Cash flows from operating activities:
Net income (loss)	607	415	(52)
(Income) loss from discontinued operations, net of tax	—	—	(1)

Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	405	514	533
Share-based compensation	133	88	52
Net (gain) loss on sale of assets	(10)	(2)	(20)
(Gain) loss on extinguishment of debt	3	114	161
Results relating to equity-accounted investees	(8)	(58)	27
Changes in operating assets and liabilities:
(Increase) decrease in receivables and other current assets	(109)	(35)	2
(Increase) decrease in inventories	(42)	(22)	(61)
Increase (decrease) in accounts payable and accrued liabilities	217	(76)	61
Decrease (increase) in other non-current assets	30	13	26
Exchange differences	246	(62)	(28)
Other items	(4)	2	22

Net cash provided by (used for) operating activities	1,468	891	722

Cash flows from investing activities:
Purchase of identified intangible assets	(36)	(35)	(29)
Capital expenditures on property, plant and equipment	(329)	(215)	(251)
Proceeds from disposals of property, plant and equipment	4	6	2
Proceeds from disposals of assets held for sale	6	—	—
Purchase of interests in businesses	(8)	(1)	(2)
Proceeds from sale of interests in businesses	1	3	26
Proceeds from return of equity investment	—	4	12
Other	(25)	(2)	(1)

Net cash provided by (used for) investing activities	(387)	(240)	(243)

Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	(17)	(11)	—
Amounts drawn under the revolving credit facility	800	530	760
Repayments under the revolving credit facility	(950)	(610)	(530)
Repurchase of long-term debt	(92)	(2,429)	(1,676)
Principal payments on long-term debt	(15)	(18)	(20)
Proceeds from the issuance of long-term debt	1,150	2,251	967
Cash paid for debt issuance costs	(16)	(23)	(9)
Proceeds from the sale of warrants	134	—	—
Cash paid for Notes hedge derivatives	(208)	—	—
Dividends paid to non-controlling interests	(50)	(48)	(40)
Purchase of non-controlling interest shares	—	(12)	—
Cash proceeds from exercise of stock options	145	177	14
Purchase of treasury shares	(1,435)	(405)	(40)

Net cash provided by (used for) financing activities	(554)	(598)	(574)

Net cash provided by (used for) continuing operations	527	53	(95)

Cash flows from discontinued operations:
Net cash provided by (used for) operating activities	—	—	—
Net cash provided by (used for) investing activities	—	—	(45)
Net cash provided by (used for) financing activities	—	—	—

Net cash provided by (used for) discontinued operations	—	—	(45)

Net cash provided by (used for) continuing and discontinued operations	527	53	(140)
Effect of changes in exchange rates on cash positions	(12)	—	14

Increase (decrease) in cash and cash equivalents	515	53	(126)
Cash and cash equivalents at beginning of period	670	617	743

Cash and cash equivalents at end of period	1,185	670	617

See accompanying notes to the consolidated financial statements.

NXP Semiconductors N.V.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2014, 2013 and 2012

($ in millions, unless otherwise stated)	Outstanding number of shares (in thousands)	Common stock	Capital in excess of par value	Treasury shares at cost	Accumulated deficit	Accumulated other comprehensive income (loss)	Total stockholders’ equity	Non- controlling interests	Total equity

Balance as of January 1, 2012	247,837	51	6,047	(57)	(5,219)	323	1,145	212	1,357

Net income (loss)					(115)		(115)	63	(52)
Other comprehensive income						(23)	(23)		(23)
Share-based compensation plans			52				52		52
Treasury shares	(1,245)		8	(34)			(26)		(26)
Shares issued pursuant to stock awards	2,434		(19)	33			14		14
Equity classified financial instruments			2				2		2
Dividends non-controlling interests								(40)	(40)

Balance as of December 31, 2012	249,026	51	6,090	(58)	(5,334)	300	1,049	235	1,284

Net income (loss)					348		348	67	415
Other comprehensive income						47	47		47
Share-based compensation plans			88				88		88
Treasury shares	(11,072)			(405)			(405)		(405)
Shares issued pursuant to stock awards	9,627			296	(119)		177		177
Dividends non-controlling interests								(48)	(48)
Purchase of non-controlling interest shares			(3)				(3)	(9)	(12)

Balance as of December 31, 2013	247,581	51	6,175	(167)	(5,105)	347	1,301	245	1,546

Net income (loss)					539		539	68	607
Other comprehensive income						(137)	(137)		(137)
Share-based compensation plans			125				125		125
Treasury shares	(23,246)			(1,435)			(1,435)		(1,435)
Shares issued pursuant to stock awards	8,245			383	(238)		145		145
Dividends non-controlling interests								(50)	(50)

Balance as of December 31, 2014	232,580	51	6,300	(1,219)	(4,804)	210	538	263	801

See accompanying notes to the consolidated financial statements.

NXP Semiconductors N.V.

Notes to the Consolidated Financial Statements

All amounts in millions of $ unless otherwise stated

1 The Company

NXP Semiconductors N.V. (including our subsidiaries, referred to collectively herein as “NXP”, “NXP Semiconductors”, “we”, “our”, “us” and the “Company”) is a global semiconductor company incorporated in the Netherlands as a Dutch public company with limited liability (naamloze vennootschap). We provide leading High Performance Mixed Signal and Standard Product solutions that leverage our deep application insight and our technology and manufacturing expertise in radio frequency, analog, power management, interface, security and digital processing products. Our product solutions are used in a wide range of application areas including: automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer, computing and software solutions for mobile phones.

2 Significant Accounting Policies

Basis of presentation

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

Certain prior year amounts relating to the cost basis of property, plant and equipment balances and the accumulated depreciation associated with buildings, machinery and installations and other equipment were adjusted, due to an immaterial error. The accumulated depreciation and cost basis of certain fully depreciated assets had been incorrectly presented resulting in an offsetting understatement of both the cost basis of property, plant and equipment and total accumulated depreciation. There was no change to total property, plant and equipment, net as of December 31, 2013 due to this adjustment.

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

The following table sets out the exchange rates for U.S. dollars into euros applicable for translation of NXP’s financial statements for the periods specified.

	$ per € 1
	period end	average(1)	high	low

2014	1.2155	1.3262	1.2155	1.3857
2013	1.3765	1.3285	1.2818	1.3765
2012	1.3190	1.2887	1.2238	1.3347

(1)	The average rates are the average rates based on monthly quotations.

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

Business combinations and intangible assets

Amounts paid for acquisitions are allocated to the tangible assets acquired and liabilities assumed based on their estimated fair value at the date of acquisition. The fair value of identifiable intangible assets is based on detailed valuations that use information and assumptions provided by management. We allocate any excess purchase price over the fair value of the net tangible and intangible assets acquired to goodwill. Identifiable intangible assets with finite lives are amortized over their useful lives. Acquisition-related costs, including advisory, legal, accounting, valuation and other costs, are expensed in the periods in which the costs are incurred. The results of operations of acquired businesses are included in the consolidated financial statements from the acquisition date. We evaluate the remaining useful life of intangible assets on a periodic basis to determine whether events and circumstances warrant a revision to the remaining useful life. If the estimate of an intangible asset’s remaining useful life is changed, we amortize the remaining carrying value of the intangible asset prospectively over the revised remaining useful life.

Long-lived assets including goodwill and acquisition related intangible asset impairment

We perform reviews of property, plant and equipment, and certain identifiable intangibles, excluding goodwill, to determine if facts and circumstances indicate that the useful life is shorter than what we had originally estimated or that the carrying amount of assets may not be recoverable. If such facts and circumstances exist, we assess the recoverability of the long-lived assets by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values based on the expected discounted future cash flows attributable to the assets or based on appraisals. Impairment losses, if any, are based on the excess of the carrying amount over the fair value of those assets.

We do not amortize goodwill and intangible assets with indefinite useful lives, rather such assets are required to be tested for impairment at least annually or sooner whenever events or changes in circumstances indicate that the assets may be impaired. We perform our goodwill and intangible asset impairment tests annually during the fourth quarter unless a triggering event would require an expedited analysis. If a qualitative assessment is used and the Company determines that the fair value of a reporting unit or indefinite-lived intangible asset is more likely than not (i.e., a likelihood of more than 50%) less than its carrying amount, a quantitative impairment test will be performed. If goodwill is quantitatively assessed for impairment, a two-step approach is applied. First, the Company compares the estimated fair value of the reporting unit in which the goodwill resides to its carrying value. The second step, if necessary, measures the amount of such impairment by comparing the implied fair value of goodwill to its carrying value. Other indefinite-lived intangible assets are quantitatively assessed for impairment, if necessary, by comparing their estimated fair values to their carrying values. If the carrying value exceeds the fair value, the difference is recorded as an impairment.

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

Revenue recognition

The Company’s revenue is derived from sales to distributors, made-to-order sales to Original Equipment Manufacturers (“OEMs”) and similar customers.

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or the service has been provided, the sales price is fixed or determinable, and collection is reasonably assured, based on the terms and conditions of the sales contract. For made-to-order sales, these criteria are met at the time the product is shipped and delivered to the customer and title and risk have passed to the customer. Acceptance of the product by the customer is generally not contractually required, since, for made-to-order customers, design approval occurs before manufacturing and subsequently delivery follows without further acceptance protocols. Payment terms used are those that are customary in the particular geographic market. When management has established that all aforementioned conditions for revenue recognition have been met and no further post-shipment obligations exist, revenue is recognized.

For sales to distributors, revenue is recognized upon sale to the distributor (sell-in accounting). The same recognition principles apply and similar terms and conditions as for sales to other customers are applied. However, for some distributors contractual arrangements are in place, which allow these distributors to return products if certain conditions are met. These conditions generally relate to the time period during which a return is allowed and reflect customary conditions in the particular geographic market. Other return conditions relate to circumstances arising at the end of a product life cycle, when certain distributors are permitted to return products purchased during a pre-defined period after the Company has announced a product’s pending discontinuance. However, long notice periods associated with these announcements prevent significant amounts of product from being returned. Repurchase agreements with OEMs or distributors are not entered into by the Company.

For sales where return rights exist, the Company has determined, based on historical data, that only a very small percentage of the sales of this type to distributors is actually returned. In accordance with this historical data, a pro rata portion of the sales to these distributors is not recognized but deferred until the return period has lapsed or the other return conditions no longer apply.

Revenue is recorded net of sales taxes, customer discounts, rebates and other contingent discounts granted to distributors. We include shipping charges billed to customers in revenue and include the related shipping costs in cost of revenue.

Restructuring

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

Income taxes

Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts. Measurement of deferred tax assets and liabilities is based upon the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax liabilities for withholding taxes on dividends from subsidiaries are recognized in situations where the company does not consider the earnings indefinitely reinvested and to the extent that these withholding taxes are not expected to be refundable.

Deferred tax assets, including assets arising from loss carryforwards, are recognized, net of a valuation allowance, if based upon the available evidence it is more likely than not that the asset will be realized.

The income tax benefit from an uncertain tax position is recognized only if it is more likely than not that the tax position will be sustained upon examination by the relevant taxing authorities. The income tax benefit recognized is measured based on the largest benefit that is more than 50% likely to be realized upon resolution of the uncertainty. The liability for unrecognized tax benefits and the related interest and penalties is recorded under accrued liabilities and other non-current liabilities in the balance sheet based on the timing of the expected payment. Penalties are recorded as income tax expense, whereas interest is reported as financial expense in the statement of operations.

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

In calculating obligation and expense, the Company is required to select actuarial assumptions. These assumptions include discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs determined based on current market conditions, historical information and consultation with and input from our actuaries. Changes in the key assumptions can have a significant impact to the projected benefit obligations, funding requirements and periodic pension cost incurred. A sensitivity analysis is provided in note 15, “Postretirement Benefit Plans”.

Unrecognized prior-service costs related to pension plans are amortized to the statements of operations over the average remaining service period of the active employees.

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

The Company recognizes as a component of other comprehensive income, net of taxes, the gains or losses and prior service costs that arise during the year but are not recognized as a component of net periodic benefit cost. Amounts recognized in accumulated other comprehensive income, including the gains or losses and the prior services costs are adjusted as they are subsequently recognized as components of net periodic benefit costs.

For all of the Company’s defined pension benefit plans, the measurement date is year-end.

Share-based compensation

We recognize compensation expense for all share-based awards based on the grant-date estimated fair values, net of an estimated forfeiture rate. We use the Black-Scholes option pricing model to determine the estimated fair value for certain awards. Share-based compensation cost for restricted share units (“RSU”s) with time-based vesting is measured based on the closing fair market value of our common stock on the date of the grant, reduced by the present value of the estimated expected future dividends, and then multiplied by the number of RSUs granted. Share-based compensation cost for performance-based share units (“PSU”s) granted with performance or market conditions is measured using a Monte Carlo simulation model on the date of grant.

The value of the portion of the award that is ultimately expected to vest is recognized as expense ratably over the requisite service periods in our Consolidated Statements of Operations. For stock options and RSUs, the grant-date value, less estimated pre-vest forfeitures, is expensed on a straight-line basis over the vesting period. PSUs are expensed using a graded vesting schedule. The vesting period for stock options is generally four years, for RSUs is generally three years and PSUs is one to three years.

Earnings per share

Basic earnings per share attributable to stockholders is calculated by dividing net income or loss attributable to stockholders of the Company by the weighted average number of common shares outstanding during the period.

To determine diluted share count, we apply the treasury stock method to determine the dilutive effect of outstanding stock option shares, RSUs, PSUs and Employee Stock Purchase Plan (“ESPP”) shares. Under the treasury stock method, the amount the employee must pay for exercising share-based awards, the amount of compensation cost for future service that the Company has not yet recognized, and the amount of excess tax benefits that would be recorded in additional paid-in capital when the award becomes deductible are assumed to be used to repurchase shares.

Concentration of risk

Financial instruments, including derivative financial instruments, that may potentially subject NXP to concentrations of credit risk, consist principally of cash and cash equivalents, short-term investments, long-term investments, accounts receivable and forward contracts.

We sell our products to OEMs and to distributors in various markets, who resell these products to OEMs, or their subcontract manufacturers. One of our distributors accounted for 13% of our revenue in 2014, 11% in 2013 and 12% in 2012 and one other distributor accounted for 13% of our revenue in 2014. No other distributor accounted for greater than 10% of our revenue for 2014, 2013 or 2012. No individual OEM for which we had direct sales to accounted for more than 10% of our revenue for 2014, 2013 or 2012.

Credit exposure related to NXP’s foreign currency forward contracts is limited to the realized and unrealized gains on these contracts.

NXP is party to certain hedge transactions related to its 2019 Cash Convertible Senior Notes. NXP is subject to the risk that the counterparties to these transactions may not be able to fulfill their obligations under these hedge transactions.

NXP purchased options and issued warrants to hedge potential cash payments in excess of the principal and contractual interest related to its 2019 Cash Convertible Senior Notes, which were issued during fiscal 2014. The 2019 Cash Convertible Senior Note hedges and warrants are adjusted to fair value each reporting period and unrealized gains and losses are reflected in NXP’s Consolidated Statements of Operations. Because the fair value of the 2019 Cash Convertible Senior Notes embedded conversion derivative and the 2019 Cash Convertible Senior Notes hedges are designed to have similar offsetting values, there was no impact to NXP’s Consolidated Statements of Operations relating to these adjustments to fair value, the fair value adjustment for the warrant resulted in an unrealized loss of $2 million in the Consolidated Statements of Operations.

The Company is using outside suppliers or foundries for a portion of its manufacturing capacity.

We have operations in Europe and Asia subject to collective bargaining agreements which could pose a risk to the Company in the near term but we do not expect that our operations will be disrupted if such is the case.

Accounting standards adopted in 2014

The following accounting pronouncements became effective in 2014 and were adopted by the Company

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

The ASU does not change the requirement to release a pro rata portion of the CTA of the foreign entity into earnings for a partial sale of an equity method investment in a foreign entity. The effective date for NXP was January 1, 2014. There was no impact on the Company’s financial statements. In the event that NXP enters into a divestment, the ASU could have a material impact to the financial statements.

•	ASU No. 2013-11 “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists”

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

The effective date for NXP was January 1, 2014.

The ASU had no significant impact on the Company’s financial statements.

New standards to be adopted after 2014

•	ASU No. 2014-08 “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”

On April 10, 2014, the FASB issued ASU 2014-08, which amends the definition of a discontinued operation in ASC 205-20 and requires entities to provide additional disclosures about discontinued operations as well as disposal transactions that do not meet the discontinued- operations criteria. A disposal of a component of an entity or group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results as determined when the component or group of components:

(i)	Meets the criteria to be classified as held for sale or

(ii)	Is disposed of by sale or

(iii)	Is disposed of other than by sale

The ASU also expands the scope of ASC 205-20 to disposals of equity method investments and businesses that, upon initial acquisition, qualify as held for sale.

The ASU is effective prospectively for all disposals (except disposals classified as held for sale before the adoption date) or components initially classified as held for sale in periods beginning on or after December 15, 2014. Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in financial statements previously issued or available for issuance. The Company has the intention to implement the provisions of ASU 2014-08 as of January 1, 2015.

•	ASU No. 2014-09 “Revenue from Contracts with Customers (Topic 606)”

On May 28, 2014 the FASB and IASB issued their final standard on revenue from contracts with customers. The standard, issued as ASU 2014-09 by the FASB and as IFRS 15 by the IASB, outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that “an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.” In applying the revenue model to contracts within its scope, an entity will:

•	Identify the contract(s) with a customer (step 1)

•	Identify the performance obligations in the contract (step 2)

•	Determine the transaction price (step 3)

•	Allocate the transaction price to the performance obligations in the contract (step 4)

•	Recognize revenue when (or as) the entity satisfies a performance obligation (step 5)

Compared with current US GAAP, the ASU also requires significantly expanded disclosures about revenue recognition.

The ASU is effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016, for public entities. Entities have the option of using either a full retrospective or a modified approach to adopt the guidance in the ASU. The Company will implement the provisions of ASU 2014-09 as of January 1, 2017. The Company is evaluating the effect that ASU 2014-09 will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

•	ASU No. 2014-15 “Presentation of Financial Statements- Going Concern (Subtopic 205-40)”

On August 27, 2014 the FASB issued ASU 2014-15, which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements. Further, an entity must provide certain disclosures if there is “substantial doubt about the entity’s ability to continue as a going concern.”

The ASU is effective for annual periods ending after December 15, 2016 and interim periods thereafter. Early adoption is permitted.

NXP will apply the ASU prospectively as from January 1, 2017. The ASU is not expected to have a significant impact on the Company’s financial statements.

3 Acquisitions and Divestments

2014 and 2013

There were no significant acquisitions and divestments in 2014 and 2013.

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

On January 4, 2012, Trident Microsystems, Inc., in which we held a 60% shareholding after the sale in 2010 of our digital television and set-top-box business line, filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code and was subsequently delisted from the NASDAQ. An initial distribution to shareholders took place on December 21, 2012. In view of the aforementioned distribution, NXP B.V. returned its shares in Trident. See note 7 “Investments in Equity Accounted Investees” for an additional discussion of Trident.

4 Supplemental Financial Information

Statement of Operations Information

Depreciation, amortization and impairment

Depreciation and amortization, including impairment charges, are as follows:

	2014	2013	2012
Depreciation of property, plant and equipment	219	246	247
Amortization of internal use software	31	32	24
Amortization of identified intangible assets	155	236	262

	405	514	533

Depreciation of property, plant and equipment is primarily included in cost of revenue. Amortization of intangible assets is primarily reported in the selling, general and administrative expenses.

Change in accounting estimate

In December 2013, we determined that the estimated useful life of the machinery and equipment used in our Standard Products front-end and back-end manufacturing processes had increased to ten years, from the five to seven years previously estimated.

We believe that the change in estimated useful life better reflects the future usage of this equipment. The effect of this change was recognized prospectively as a change in accounting estimate beginning January 1, 2014. The change in estimate resulted in a decrease in depreciation expense of approximately $26 million for the year ending December 31, 2014.

Foreign exchange differences

In 2014, cost of revenue included foreign exchange differences amounting to a profit of $4 million (2013: a loss of less than $1 million; 2012: a loss of $4 million).

Financial income and expense

	2014	2013	2012

Interest income	3	3	4
Interest expense	(145)	(182)	(270)

Total interest expense, net	(142)	(179)	(266)
Net gain (loss) on extinguishment of debt	(3)	(114)	(161)
Foreign exchange rate results	(246)	62	28
Miscellaneous financing costs/income, net	(19)	(43)	(38)

Total other financial income and expense	(268)	(95)	(171)

Total	(410)	(274)	(437)

The Company has applied net investment hedging since May, 2011. The U.S. dollar exposure of the net investment in U.S. dollar functional currency subsidiaries of $1.7 billion has been hedged by our U.S. dollar-denominated notes. As a result in 2014 a charge of $214 million (2013: a benefit of $68 million; 2012: a benefit of $26 million) was recorded in other comprehensive income (loss) relating to the foreign currency result on the U.S. dollar-denominated notes that are recorded in a euro functional currency entity.

Cash Flow Information

	2014	2013	2012
Net cash paid during the period for:
Interest	138	174	292
Income taxes	24	34	28

Net gain (loss) on sale of assets:
Cash proceeds from the sale of assets	11	6	31
Book value of these assets	(10)	(4)	(12)
Non-cash gains (losses)	9	—	1

	10	2	20
Non-cash investing information:
Assets received in lieu of cash from the sale of businesses:
Fair value of available-for-sale securities	9	—	—

Non-cash financing information:
Exchange of Term Loan A1 for Term Loan E	400	—	—
Exchange of Term Loan C for Term Loan D	—	400	—

Other items:
Other items consists of the following non-cash element in income:
Non-cash interest cost due to applying effective interest method	3	2	22
Others	(7)	—	—

	(4)	2	22

Cash flows from financing activities in 2013 included $12 million in connection with the acquisition of the remaining 40% non-controlling interest share from Jilin Sino-Microelectronics Co. Ltd.

5 Restructuring Charges

At each reporting date, we evaluate our restructuring liabilities, which consist primarily of termination benefits, to ensure that our accruals are still appropriate. The restructuring liability balance as of December 31, 2014 primarily relates to:

•	Workforce reduction accrual of $7 million for redundancy at our ICN 8 wafer fab in Nijmegen;

•	Workforce reduction accrual of $5 million for redundancy at our wafer fab in Hamburg;

•	2012 OPEX Reduction Program accrual of $12 million. The OPEX Reduction Program is expected to be completed by the third quarter of 2015;

•	Accruals of $16 million for individual cases that arose in 2014.

There were no material new restructuring projects in 2014 and 2013

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

The following table presents the changes in the position of restructuring liabilities in 2014 by segment:

	Balance January 1, 2014	Additions	Utilized	Released	Other changes(1)	Balance December 31, 2014

HPMS	46	6	(29)	(4)	(5)	14
SP	31	14	(35)	(4)	(1)	5
Corporate and Other	40	24	(34)	(8)	(1)	21

	117	44	(98)	(16)	(7)	40

(1)	Other changes primarily related to translation differences and internal transfers

The total restructuring liability as of December 31, 2014 of $40 million is classified in the balance sheet under current liabilities ($37 million) and non-current liabilities ($3 million).

In 2014 the Company recorded $44 million of additional restructuring liabilities which largely consisted of workforce reduction charges as a result of redundancy at our ICN 8 wafer fab in Nijmegen ($16 million) and our wafer fab in Hamburg ($5 million), workforce reduction charges of $4 million from the closure of the product line Standard Linear in Hamburg and $4 million from the transfer of R&D activities of Smart Analog from Nijmegen to other locations.

Releases of restructuring liabilities of $16 million were recorded in 2014. These releases related mainly to the earlier OPEX reduction program and the workforce reduction actions we took in 2014.

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

The components of restructuring charges less releases recorded in the liabilities in 2014, 2013 and 2012 are as follows:

	2014	2013	2012

Personnel lay-off costs	43	10	101
Lease and Contract Terminations	1	17	2
Release of provisions/accruals	(16)	(21)	(4)

Net restructuring charges	28	6	99

The following table summarizes the significant activity within, and components of, the Company’s restructuring obligations:

	Personnel lay-off costs	Lease and Contract Terminations	Total

Balance at December 31, 2012	167	3	170
Expense	(8)	14	6
Utilized 1)	(54)	(11)	(65)
Other changes 2)	5	1	6

Balance at December 31, 2013	110	7	117
Expense	29	(1)	28
Utilized 1)	(93)	(5)	(98)
Other changes 2)	(7)	—	(7)

Balance at December 31, 2014	39	1	40

1)	Represents cash payments.
2)	Other changes primarily related to translation differences.

The restructuring charges less releases recorded in operating income are included in the following line items in the statement of operations:

	2014	2013	2012

Cost of revenue	16	—	18
Selling, general and administrative	3	7	59
Research & development	9	(1)	22

Net restructuring charges	28	6	99

6 Provision for Income Taxes

In 2014, NXP generated income before income taxes of $639 million (2013: $377 million; 2012: $25 million loss). The components of income (loss) before income taxes are as follows:

	2014	2013	2012

Netherlands	398	205	(93)
Foreign	241	172	68

	639	377	(25)

The components of the provision for income taxes are as follows:

	2014	2013	2012

Current taxes:
Netherlands	(7)	(10)	(1)
Foreign	(32)	(17)	(20)

	(39)	(27)	(21)
Deferred taxes:
Netherlands	2	1	5
Foreign	(3)	6	15

	(1)	7	20

Total provision for income taxes	(40)	(20)	(1)

A reconciliation of the statutory income tax rate in the Netherlands as a percentage of income (loss) before income taxes and the effective income tax rate is as follows:

(in percentages)	2014	2013	2012

Statutory income tax in the Netherlands	25.0	25.0	25.0
Increase (reduction) in rate resulting from:
Rate differential local statutory rates versus statutory rate of the Netherlands	(2.5)	(3.4)	64.0
Net change in valuation allowance	2.4	5.3	(178.0)
Prior year adjustments	0.5	(0.8)	5.2
Non-taxable income	(0.3)	(1.1)	41.6
Non-tax-deductible expenses/losses	5.6	6.6	(69.6)
Other taxes and tax rate changes	—	2.3	18.2
Withholding taxes	1.3	0.8	(7.6)
Unrecognized tax benefits	0.6	0.8	(24.8)
Tax incentives	(26.3)	(30.2)	122.0

Effective tax rate	6.3%	5.3%	(4.0)%

For the year 2014 the main part of tax incentives includes a tax benefit resulting from the application of the Dutch “Innovation box” tax rules. The Company also benefits from income tax holiday incentives in certain jurisdictions which provide that we pay reduced income taxes in those jurisdictions for a fixed period of time that varies depending on the jurisdiction. The predominant income tax holiday is expected to expire at the end of 2021. The related tax benefit of 4.3% (2013: 6.5%) is also recorded above within tax incentives.

The Company has considered all items of income (including items recorded in other comprehensive income) in determining the amount of tax benefit that should be allocated to a loss from continuing operations. As a result, during 2012 we recorded $8 million of non-cash tax benefit on a loss from continuing operations arising in one of our jurisdictions for the year ended December 31, 2012 which was exactly offset by $8 million income tax expense in other comprehensive income. Because the income tax expense on other comprehensive income is equal to the income tax benefit from continuing operations, our net deferred tax positions at December 31, 2012 were not impacted by this tax allocation.

Deferred tax assets and liabilities

The principal components of deferred tax assets and liabilities are presented below:

	2014		2013
	Assets	Liabilities	Assets	Liabilities

Intangible assets	2	(120)	5	(160)
Property, plant and equipment	19	(35)	27	(36)
Inventories	2	—	2	—
Receivables	—	—	—	(1)
Other assets	1	(1)	1	—
Liabilities:
Pensions	51	—	36	(5)
Restructuring	6	—	27	—
Other	25	—	24	—
Long-term debt	—	—	—	(23)
Undistributed earnings of foreign subsidiaries	—	(31)	—	(31)
Tax loss carryforwards (including tax credit carryforwards)	659	—	686	—

Total gross deferred tax assets (liabilities)	765	(187)	808	(256)

Net deferred tax position	578		552
Valuation allowances	(627)		(607)

Net deferred tax assets (liabilities)	(49)		(55)

The Company has significant deferred tax assets resulting from net operating loss carryforwards, tax credit carryforwards and deductible temporary differences that may reduce taxable income in future periods. Valuation allowances have been established for deferred tax assets based on a “more likely than not” threshold. The realization of our deferred tax assets depends on our ability to generate sufficient taxable income within the carryback or carryforward periods provided for in the tax law for each applicable tax jurisdiction. The valuation allowance increased by $20 million during 2014 (2013: $18 million increase). When the Company’s operating performance improves on a sustained basis, our conclusion regarding the need for such valuation allowance could change.

Subsequently recognized tax benefits related to the valuation allowance for deferred tax assets as of December 31, 2014, will be allocated as follows: $620 million of income tax benefit that would be reported in the consolidated statement of comprehensive income, $7 million to additional paid-in capital.

After the recognition of the valuation allowance against deferred tax assets, a net deferred tax liability remains of $49 million at December 31, 2014 (2013: $55 million). This net deferred tax liability relates to certain taxable temporary differences reversing outside the tax loss carryforward periods, deferred tax liabilities recorded for profitable entities and deferred tax liabilities for withholding taxes on undistributed earnings of foreign subsidiaries.

At December 31, 2014 tax loss carryforwards of $2,463 million will expire as follows:

	Balance December 31,	Scheduled expiration
	2014	2015	2016	2017	2018	2019	2020-2024	later	unlimited
Tax loss carryforwards	2,463	143	688	448	10	193	198	152	631

The Company also has tax credit carryforwards of $95 million, which are available to offset future tax, if any, and which will expire as follows:

	Balance December 31,	Scheduled expiration
	2014	2015	2016	2017	2018	2019	2020-2024	later	unlimited
Tax credit carryforwards	95	—	—	—	—	—	—	10	85

The classification of the deferred tax assets and liabilities in the Company’s consolidated balance sheets is as follows:

	2014	2013

Deferred tax assets within current assets	8	11
Deferred tax assets within other non-current assets	19	24
Deferred tax liabilities within accrued liabilities	—	(2)
Deferred tax liabilities within other non-current liabilities	(76)	(88)

	(49)	(55)

The net income tax payable (excluding the liability for unrecognized tax benefits) as of December 31, 2014 amounted to $9 million (2013: $6 million payable) and includes amounts directly payable to or receivable from tax authorities.

As from 2009 the Company intends to repatriate the undistributed earnings of subsidiaries. Consequently, the Company has recognized a deferred income tax liability of $31 million at December 31, 2014 (2013: $31 million) for the additional withholding taxes payable upon the future remittances of these earnings of foreign subsidiaries.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2014	2013	2012

Balance as of January 1,	143	139	169
Increases from tax positions taken during prior periods	—	1	16
Decreases from tax positions taken during prior periods	(21)	(4)	(25)
Increases from tax positions taken during current period	3	7	2
Decreases relating to settlements with the tax authorities	—	—	(23)

Balance as of December 31,	125	143	139

Of the total unrecognized tax benefits at December 31, 2014, $23 million, if recognized, would impact the effective tax rate. All other unrecognized tax benefits, if recognized, would not affect the effective tax rate as these would be offset by compensating adjustments in the Company’s deferred tax assets that would be subject to valuation allowance based on conditions existing at the reporting date.

The Company classifies interest related to unrecognized tax benefits as financial expense and penalties as income tax expense. The total related interest and penalties recorded during the year 2014 amounted to $3 million (2013: $1 million; 2012: $(5) million). As of December 31, 2014 the Company has recognized a liability for related interest and penalties of $7 million (2013: $4 million; 2012: $3 million). It is reasonably possible that the total amount of unrecognized tax benefits may significantly increase/decrease within the next 12 months of the reporting date due to, for example, completion of tax examinations; however, an estimate of the range of reasonably possible change cannot be made.

Tax years that remain subject to examination by major tax jurisdictions (the Netherlands, Germany, USA, China, Taiwan, Thailand and the Philippines) are 2009 through 2014.

7 Investments in Equity-accounted Investees

Results relating to equity-accounted investees

	2014	2013	2012

Company’s share in income (loss)	8	7	7
Other results	—	51	(34)

	8	58	(27)

Company’s share in income (loss)

	2014	2013	2012

ASMC	2	1	3
ASEN	6	6	4

	8	7	7

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

Other results

Other results relating to equity-accounted investees amounted to a gain of $51 million in 2013. The gain in 2013 primarily reflects a $46 million release of the contingent liability related to an arbitration commenced by ST. By ruling of April 2, 2013, the ICC arbitration tribunal dismissed all claims made by ST in this arbitration. No appeal is available to ST. Based on this award, the provision amounting to $46 million, established in 2012, was released. In 2012, a loss of $46 million related to extra provisions for the above mentioned legal claim of ST and a gain of $12 million related to a partial recovery of our equity investment in Trident are included.

Investments in equity-accounted investees

The changes in 2014 and 2013 are as follows:

	2014	2013

Balance as of January 1	52	45
Changes:
Acquisitions/additions	12	—
Deductions	—	—
Share in income (loss)	8	7
Translation and exchange rate differences	(1)	—

Balance as of December 31	71	52

The total carrying value of investments in equity-accounted investees is summarized as follows:

	2014		2013
	Shareholding %	Amount	Shareholding %	Amount

ASMC	27	20	27	18
ASEN	40	40	40	34
Others		11		—

		71		52

Investments in equity-accounted investees are included in Corporate and Other.

The fair value of NXP’s shareholding in the publicly listed company ASMC based on the quoted market price at December 31, 2014 is $35 million.

8 Earnings per share

The computation of earnings per share (EPS) is presented in the following table:

	2014	2013	2012

Income (loss) from continuing operations	607	415	(53)
Less: Net income (loss) attributable to non-controlling interests	68	67	63

Income (loss) from continuing operations attributable to stockholders	539	348	(116)
Income (loss) from discontinued operations attributable to stockholders	—	—	1

Net income (loss) attributable to stockholders	539	348	(115)

Weighted average number of shares outstanding (after deduction of treasury shares) during the year (in thousands)	237,954	248,526	248,064
Plus incremental shares from assumed conversion of:
Options	6,753	5,004	—
Restricted Share Unites, Performance Share Units and Equity Rights	3,902	1,520	—

Dilutive potential common share	10,655	6,524	—
Adjusted weighted average number of shares outstanding (after deduction of treasury shares) during the year (in thousands) 1)	248,609	255,050	248,064

Basic EPS attributable to stockholders in $:
Income (loss) from continuing operations	2.27	1.40	(0.46)
Income (loss) from discontinued operations	—	—	—

Net income (loss)	2.27	1.40	(0.46)

Diluted EPS attributable to stockholders in $:
Income (loss) from continuing operations	2.17	1.36	(0.46)
Income (loss) from discontinued operations	—	—	—

Net income (loss)	2.17	1.36	(0.46)

1)	In 2014, 1,670,519 securities (2013: 10,609,942 securities; 2012: 32,394,794 securities) that could potentially dilute basic EPS were not included in the computation of dilutive EPSs because the effect would have been anti-dilutive for the period presented.

9 Share-based Compensation

Our share-based compensation plans include the long-term incentive plans and the management equity stock option plan.

Share-based compensation expense is included in the following line items in our statement of operations:

	2014	2013	2012

Cost of revenue	10	8	2
Research and development	20	13	5
Selling, general and administrative	103	67	45

	133	88	52

Long Term Incentive Plans (LTIP’s)

The LTIP was introduced in 2010 and is a broad-based long-term retention program to attract, retain and motivate talented employees as well as align stockholder and employee interests. The LTIP provides share-based compensation (“awards”) to both our eligible employees and non-employee directors. Awards that may be granted include performance shares, stock options and restricted shares. The number of shares authorized and available for awards as December 31, 2014 was approximately 4.8 million.

A charge of $123 million was recorded in 2014 for the LTIP (2013: $87 million; 2012: $44 million).

A summary of the activity for our LTIP’s during 2014 is presented below.

Stock options

The options have a strike price equal to the closing share price on the grant date. The fair value of the options has been calculated using the Black-Scholes formula, using the following assumptions:

•	an expected life of 6.25 years, calculated in accordance with the guidance provided in SEC Staff bulletin No. 110 for plain vanilla options using the simplified method, since our equity shares have been publicly traded for only a limited period of time and we do not have sufficient historical exercise data;

•	a risk-free interest rate varying from 0.8% to 2.8% (2013: 1.0% to 1.9%; 2012: 0.8% to 1.3%);

•	no expected dividend payments; and

•	a volatility of 45-50% based on the volatility of a set of peer companies. Peer company data has been used given the short period of time our shares have been publicly traded.

Changes in the assumptions can materially affect the fair value estimate.

	Stock options	Weighted average exercise price in USD	Weighted average remaining contractual term	Aggregate intrinsic value

Outstanding at January 1, 2014	10,245,818	22.82
Granted	945,269	63.48
Exercised	(2,759,035)	19.82
Forfeited	(483,782)	23.39

Outstanding at December 31, 2014	7,948,270	28.66	7.8	379
Exercisable at December 31, 2014	2,840,911	19.98	7.0	160

The weighted average per share grant date fair value of stock options granted in 2014 was $29.10 (2013: $17.83; 2012: $10.44).

The intrinsic value of the exercised options was $129 million (2013: $41 million; 2012: $7 million), whereas the amount received by NXP was $55 million (2013: $34 million; 2012: $9 million).

At December 31, 2014, there was a total of $62 million (2013: $67 million) of unrecognized compensation cost related to non-vested stock options. This cost is expected to be recognized over a weighted-average period of 1.8 years (2013: 2.9 years).

Performance share units

Financial performance conditions

	Shares	Weighted average grant date fair value in USD

Outstanding at January 1, 2014	2,204,303	25.21
Granted	235,136	62.29
Vested	(1,037,149)	23.32
Forfeited	(78,996)	28.45

Outstanding at December 31, 2014	1,323,294	33.09

The weighted average grant date fair value of performance share units granted in 2014 was $62.29 (2013: $39.59; 2012: $23.35). The fair value of the performance share units at the time of vesting was $70 million (2013: $27 million; 2012: $1 million).

Market performance conditions

	Shares	Weighted average grant date fair value in USD

Outstanding at January 1, 2014	1,775,000	17.54
Granted	353,549	39.29
Vested	(177,500)	17.54
Forfeited	—	—

Outstanding at December 31, 2014	1,951,049	23.27

The weighted average grant date fair value of performance share units granted in 2014 was $39.29 (2013: $17.54).

At December 31, 2014, there was a total of $42 million (2013: $44 million) of unrecognized compensation cost related to non-vested performance share units. This cost is expected to be recognized over a weighted-average period of 1.8 years (2013: 1.8 years).

Restricted share units

	Shares	Weighted average grant date fair value in USD

Outstanding at January 1, 2014	3,821,895	31.50
Granted	1,645,188	63.42
Vested	(1,687,895)	28.44
Forfeited	(221,451)	29.18

Outstanding at December 31, 2014	3,557,737	47.86

The weighted average grant date fair value of restricted share units granted in 2014 was $63.42 (2013: $39.23; 2012: $23.31). The fair value of the restricted share units at the time of vesting was $110 million (2013: $57 million; 2012: $21 million).

At December 31, 2014, there was a total of $140 million (2013: $98 million) of unrecognized compensation cost related to non-vested restricted share units. This cost is expected to be recognized over a weighted-average period of 1.8 years (2013: 2.4 years).

Management Equity Stock Option Plan (“MEP”)

Awards are no longer available under these plans. Current employees owning vested MEP Options may exercise such MEP Options during the five year period subsequent to September 18, 2013, subject to these employees remaining employed by us and subject to the applicable laws and regulations.

No charge was recorded in 2014 (2013: $1 million, 2012: $8 million) for options granted under the MEP.

The following table summarizes the information about NXP’s outstanding MEP Options and changes during 2014.

Stock options

	Stock options	Weighted average exercise price in EUR	Weighted average remaining contractual term	Aggregate intrinsic value

Outstanding at January 1, 2014	5,401,285	24.93
Granted	—	—
Exercised	(2,485,080)	26.02
Forfeited	—	—
Expired	—	—

Outstanding at December 31, 2014	2,916,205	24.00	3.7	113
Exercisable at December 31, 2014	2,916,205	24.00	3.7	113

The intrinsic value of exercised options was $74 million (2013: $71 million; 2012: $8 million), whereas the amount received by NXP was $86 million (2013: $142 million; 2012: $6 million).

The number of vested options at December 31, 2014 was 2,916,205 (2013: 5,359,984 vested options) with a weighted average exercise price of €24.00 (2013: €24.95 weighted average exercise price).

At December 31, 2014, there was no unrecognized compensation cost related to non-vested stock options.

10 Receivables, net

Accounts receivable are summarized as follows:

	2014	2013

Accounts receivable from third parties	549	504
Allowance for doubtful accounts	(3)	(3)
Other receivables	47	41

	593	542

The current portion of income taxes receivable of $2 million (2013: $7 million) is included under other receivables.

11 Inventories, net

Inventories are summarized as follows:

	2014	2013

Raw materials	50	59
Work in process	580	597
Finished goods	125	84

	755	740

The portion of the finished goods stored at customer locations under consignment amounted to $19 million as of December 31, 2014 (2013: $22 million).

The amounts recorded above are net of an allowance for obsolescence of $64 million as of December 31, 2014 (2013: $63 million).

12 Property, plant and equipment, net

The following table presents details of the Company’s property, plant and equipment, net of accumulated depreciation:

	Useful Life (in years)	2014	2013

Land		56	60
Buildings	9 to 50	686	679
Machinery and installations	2 to 10	2,549	2,492
Other Equipment	1 to 5	249	273
Prepayments and construction in progress		143	88

		3,683	3,592
Less accumulated depreciation		(2,560)	(2,544)

Property, plant and equipment, net of accumulated depreciation		1,123	1,048

Land with a book value of $56 million (2013: $60 million) is not depreciated.

Property and equipment includes $15 million (2013: $62 million) related to assets acquired under capital leases. Accumulated depreciation related to these assets was $12 million (2013: $55 million). See note 17 for information regarding capital lease obligations.

There was no significant construction in progress and therefore no related capitalized interest.

13 Identified Intangible Assets

Intangible assets, net of accumulated amortization and impairments of $573 million and $755 million as of December 31, 2014 and 2013 respectively were composed of the following:

	December 31, 2014		December 31, 2013
	Gross	Accumulated amortization and impairments	Gross	Accumulated amortization and impairments

Marketing-related	17	(16)	19	(18)
Customer-related	400	(223)	437	(211)
Technology-based	1,298	(968)	2,104	(1,619)

	1,715	(1,207)	2,560	(1,848)
Software(1)	151	(86)	137	(94)

Identified intangible assets	1,866	(1,293)	2,697	(1,942)

(1)	Software includes $49 million (2013: $31 million) related to assets acquired under non-cancellable software licenses. The financial obligations from these contractor agreements are reflected in accrued and other non-current liabilities. Future payments are $19 million (2015), $16 million (2016) and $14 million (2017).

The estimated amortization expense for these identified intangible assets for each of the five succeeding years is:

2015	123
2016	118
2017	107
2018	88
2019	26

All intangible assets, excluding goodwill, are subject to amortization and have no assumed residual value.

The expected weighted average remaining life of identified intangibles is 5 years as of December 31, 2014.

The estimated amortization expense for software as of December 31, 2014 for each of the five succeeding years is:

2015	28
2016	21
2017	16
2018	—
2019	—

The expected weighted average remaining lifetime of software is 3 years as of December 31, 2014.

14 Goodwill

The changes in goodwill in 2014 and 2013 were as follows:

	2014	2013

Balances as of January 1
Cost	2,593	2,502
Accumulated impairment	(235)	(225)

Book value	2,358	2,277
Changes in book value:
Acquisitions	—	1
Divestments	—	—
Translation differences	(237)	80

Total changes	(237)	81

Balances as of December 31
Cost	2,328	2,593
Accumulated impairment	(207)	(235)

Book value	2,121	2,358

No goodwill impairment charges were required to be recognized in 2014 or 2013.

The fair value of the reporting units substantially exceeds the carrying value of the reporting units.

See note 23, “Segment and Geographical Information”, for goodwill by segment and note 3, “Acquisitions and Divestments”.

15 Postretirement Benefit Plans

Pensions

Our employees participate in employee pension plans in accordance with the legal requirements, customs and the local situation in the respective countries. These are defined-benefit pension plans, defined-contribution plans and multi-employer plans.

The Company’s employees in The Netherlands participate in a multi-employer plan, implemented for the employees of the Metal and Electrical Engineering Industry (“Bedrijfstakpensioenfonds Metalektro or PME”) in accordance with the mandatory affiliation to PME effective for the industry in which NXP operates. As this affiliation is a legal requirement for the Metal and Electrical Engineering Industry it has no expiration date. This PME multi-employer plan (a career average plan) covers approximately 1,300 companies and 626,000 participants. The plan monitors its risk on an aggregate basis, not by company or participant and can therefore not be accounted for as a defined benefit plan. The pension fund rules state that the only obligation for affiliated companies will be to pay the annual plan contributions. There is no obligation for affiliated companies to fund plan deficits. Affiliated companies are also not entitled to any possible surpluses in the pension fund.

Every participating company contributes the same fixed percentage of its total pension base, being pensionable salary minus an individual offset. The Company’s pension cost for any period is the amount of contributions due for that period.

The contribution rate for the mandatory scheme will decrease from 27.1% (2014) to 26.6% (2015).

PME multi-employer plan	2014	2013	2012

NXP’s contributions to the plan	48	51	53
(including employees’ contributions)	4	3	4
Average number of NXP’s active employees participating in the plan	2,881	3,133	3,229
NXP’s contribution to the plan exceeded more than 5 percent of the total contribution (as of December 31 of the plan’s year end)	No	No	No

The amount for pension costs included in the statement of operations for the year 2014 was $77 million (2013: $86 million; 2012: $84 million) of which $21 million (2013: $20 million; 2012: $19 million) represents defined-contribution plans and $41 million (2013: $45 million; 2012: $47 million) represents the PME multi-employer plans.

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

The total cost of defined-benefit plans amounted to $15 million in 2014 (2013: $21 million; 2012: $18 million) consisting of $15 million ongoing cost (2013: $21 million; 2012: $20 million) and nil from special events resulting from restructurings, curtailments and settlements (2013: nil; 2012: $2 million).

The table below provides a summary of the changes in the pension benefit obligations and defined-benefit pension plan assets for 2014 and 2013, associated with the Company’s dedicated plans, and a reconciliation of the funded status of these plans to the amounts recognized in the consolidated balance sheets.

	2014	2013

Projected benefit obligation
Projected benefit obligation at beginning of year	406	419
Additions	—	—
Service cost	10	12
Interest cost	13	15
Actuarial (gains) and losses	76	(23)
Curtailments and settlements	—	—
Benefits paid	(15)	(24)
Exchange rate differences	(43)	7

Projected benefit obligation at end of year	447	406

Plan assets
Fair value of plan assets at beginning of year	170	162
Actual return on plan assets	10	5
Employer contributions	11	21
Benefits paid	(15)	(24)
Exchange rate differences	(19)	6

Fair value of plan assets at end of year	157	170

Funded status	(290)	(236)

Classification of the funded status is as follows
- Prepaid pension cost within other non-current assets	—	18
- Accrued pension cost within other non-current liabilities	(282)	(245)
- Accrued pension cost within accrued liabilities	(8)	(9)

Total	(290)	(236)

Accumulated benefit obligation
Accumulated benefit obligation for all Company-dedicated benefit pension plans	416	370

Plans with assets less than accumulated benefit obligation
Funded plans with assets less than accumulated benefit obligation
- Fair value of plan assets	153	17
- Accumulated benefit obligations	204	56
- Projected benefit obligations	224	84
Unfunded plans
- Accumulated benefit obligations	209	179
- Projected benefit obligations	218	187

Amounts recognized in accumulated other comprehensive income (before tax)
Total AOCI at beginning of year	2	22
- Net actuarial loss (gain)	74	(21)
- Exchange rate differences	(6)	1

Total AOCI at end of year	70	2

The weighted average assumptions used to calculate the projected benefit obligations were as follows:

	2014	2013

Discount rate	2.6%	3.7%
Rate of compensation increase	1.8%	2.3%

The weighted average assumptions used to calculate the net periodic pension cost were as follows:

	2014	2013	2012

Discount rate	3.7%	3.5%	4.4%
Expected returns on plan assets	4.2%	4.0%	4.1%
Rate of compensation increase	2.3%	2.4%	3.1%

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

The components of net periodic pension costs were as follows:

	2014	2013	2012

Service cost	10	12	11
Interest cost on the projected benefit obligation	13	15	14
Expected return on plan assets	(7)	(7)	(6)
Amortization of net (gain) loss	(1)	1	—
Curtailments & settlements	—	—	(2)
Other	—	—	1

Net periodic cost	15	21	18

A sensitivity analysis shows that if the discount rate increases by 1% from the level of December 31, 2014, with all other variables held constant, the net periodic pension cost would increase by $2 million. If the discount rate decreases by 1% from the level of December 31, 2014, with all other variables held constant, the net periodic pension cost would decrease by $2 million.

The estimated net actuarial loss (gain) and prior service cost that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year (2015) are $3 million and nil respectively.

Plan assets

The actual pension plan asset allocation at December 31, 2014 and 2013 is as follows:

	2014	2013

Asset category:
Equity securities	35%	32%
Debt securities	54%	53%
Other	11%	15%

	100%	100%

We met our target plan asset allocation. The investment objectives for the pension plan assets are designed to generate returns that, along with the future contributions, will enable the pension plans to meet their future obligations. The investments in our major defined benefit plans largely consist of government bonds, “Level 2” Corporate Bonds and cash to mitigate the risk of interest fluctuations. The asset mix of equity, bonds, cash and other categories is evaluated by an asset-liability modeling study for our largest plan. The assets of funded plans in other countries mostly have a large proportion of fixed income securities with return characteristics that are aligned with changes in the liabilities caused by discount rate volatility. Total pension plan assets of $157 million include $145 million related to the German, Swiss and Philippine pension funds.

The following table summarizes the classification of these assets.

	2014			2013
	Level I	Level II	Level III	Level I	Level II	Level III

Equity securities	1	47	—	1	51	—
Debt securities	15	61	—	15	66	—
Other	12	6	3	13	7	4

	28	114	3	29	124	4

The Company currently expects to make cash contributions of $65 million in 2015, consisting of $4 million of employer contributions to defined-benefit pension plans, $18 million of employer contributions to defined-contribution pension plans, $37 million of employer contributions to multi-employer plans and $6 million of expected cash payments in relation to unfunded pension plans.

Estimated future pension benefit payments

The following benefit payments are expected to be made (including those for funded plans):

2015	14
2016	13
2017	13
2018	16
2019	17
Years 2020-2024	107

16 Debt

Short-term debt

	2014	2013

Short-term bank borrowings	8	24
Current portion of long-term debt	12	16

Total	20	40

At December 31, 2014, short-term bank borrowings of $8 million (2013: $24 million) consisted of a local bank borrowing by our Chinese subsidiary. The applicable weighted average interest rate during 2014 was 2.3% (2013: 3.5%).

Long-term debt

	Range of interest rates	Average rate of interest	Amount outstanding 2014	Due in 2015	Due after 2015	Due after 2019	Average remaining term (in years)	Amount outstanding December 31, 2013

USD notes	2.8%-5.8%	4.2%	3,039	8	3,031	1,375	4.4	3,133
2019 Cash Convertible Senior Notes	1.0%-1.0%	1.0%	945	—	945	—	4.9	—
Revolving Credit Facility (1)	—	—	—	—	—	—	—	150
Bank borrowings	2.0%-2.0%	2.0%	3	3	—	—	0.3	4
Liabilities arising from capital lease transactions	2.6%-13.8%	5.9%	4	1	3	—	1.8	10

		3.3%	3,991	12	3,979	1,375	4.6	3,297

(1)	We do not have any borrowings under the €620 million Revolving Credit Facility as of December 31, 2014.

The following amounts of long-term debt at book value as of December 31, 2014 are due in the next 5 years:

2015	12
2016	510
2017	392
2018	754
2019	948
Due after 5 years	1,375

3,991

As of December 31, 2014, the fixed rate notes and floating rate notes represented 81% and 19% respectively of the total principal amount of the notes outstanding at December 31, 2014. The remaining tenor of secured debt is on average 3.6 years.

Accrued interest as of December 31, 2014 is $28 million (December 31, 2013: $27 million).

Debt exchange and repurchase

At December 31, 2014 long-term debt increased to $3,979 million from $3,281 million at December 31, 2013. In 2014, the book value of our long-term debt increased by $698 million to $3,979 million, mainly due to the issuance of the Cash Convertible Notes due 2019 offset by repayments of the Revolving Credit Facility. Extinguishment of debt in 2014 amounted to a loss of $3 million compared to a loss of $114 million in 2013.

2014 Financing Activities

2017 Term Loan

On February 18, 2014, NXP entered into a new $400 million aggregate principal amount Senior Secured Term Loan Facility due March 4, 2017. Concurrently, NXP called the $486 million principal amount Senior Secured Term Loan Facility due March 4, 2017. A $100 million draw-down under our existing Revolving Credit Facility and approximately $5 million of cash on hand were used to settle the combined transactions, as well as pay the related call premium of $5 million and accrued interest of $4 million.

2019 Cash Convertible Senior Notes

In November 2014, NXP issued $1,150 million principal amount of its 2019 Cash Convertible Senior Notes (the “Notes”). The 2019 Cash Convertible Senior Notes have a stated interest rate of 1.00%, matures on December 1, 2019 and may be settled only in cash. The indenture for the 2019 Cash Convertible Senior Notes does not contain any financial covenants. Contractual interest payable on the 2019 Cash Convertible Senior Notes began accruing in December 2014 and is payable semi-annually each December 1st and June 1st. The initial purchasers’ transaction fees and expenses totaling $16 million were capitalized as deferred financing costs and are amortized over the term of the 2019 Cash Convertible Senior Notes using the effective interest method.

Prior to September 1, 2019, holders may convert their 2019 Cash Convertible Senior Notes into cash upon the occurrence of one of the following events:

•	the price of NXP’s common stock reaches $102.84 during certain periods of time specified in the 2019 Cash Convertible Senior Notes;

•	specified corporate transactions occur; or

•	the trading price of the 2019 Cash Convertible Senior Notes falls below 98% of the product of (i) the last reported sales price of NXP’s common stock and (ii) the conversion rate on the date.

On or after September 1, 2019, until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their 2019 Cash Convertible Senior Notes into cash at any time, regardless of the foregoing circumstances. NXP may not redeem the 2019 Cash Convertible Senior Notes prior to maturity.

The initial cash conversion rate for the 2019 Cash Convertible Senior Notes is 9.7236 shares of NXP’s common stock per $1,000 principal amount of 2019 Cash Convertible Senior Notes, equivalent to a cash conversion price of approximately $102.84 per share of NXP’s common stock, with the amount due on conversion payable in cash. Upon cash conversion, a holder will receive the sum of the daily settlement amounts, calculated on a proportionate basis for each day, during a specified observation period following the cash conversion date.

If a “fundamental change” (as defined below in this section) occurs at any time, holders will have the right, at their option, to require us to repurchase for cash all of their 2019 Cash Convertible Senior Notes, or any portion of the principal thereof that is equal to $1,000 or a multiple of $1,000 (provided that the portion of any global note or certified note, as applicable, not tendered for repurchase has a principal amount of at least $200,000, on the fundamental change repurchase date. A fundamental change is any transaction or event (whether by means of an exchange offer, change of common stock, liquidation, consolidation, merger, reclassification, recapitalization or otherwise) in which more than 50% of NXP’s common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration. A transaction or transactions described above will not constitute a fundamental change, however, if at least 90% of the consideration received or to be received by our common shareholders, excluding cash payments for fractional shares, in connection with such transaction or transactions consists of shares of common equity that are listed or quoted on any permitted exchange or will be so listed or quoted when issued or exchanged in connection with such transaction or transactions and as a result of such transaction or transactions such consideration becomes the reference property for the 2019 Cash Convertible Senior Notes.

As of December 31, 2014, none of the conditions allowing the holders of the 2019 Cash Convertible Senior Notes to convert the 2019 Cash Convertible Senior Notes into cash had been met.

The cash conversion feature of the 2019 Cash Convertible Senior Notes, or the Notes Embedded Conversion Derivative, requires bifurcation from the 2019 Cash Convertible Senior Notes. The Notes Embedded Conversion Derivative is accounted for as a derivative liability, which is included in Other non-current liabilities in NXP’s Consolidated Balance Sheet. The fair value of the Notes Embedded Conversion Derivative at the time of issuance of the 2019 Cash Convertible Senior Notes was $208 million, and was recorded as the original debt discount for purposes of accounting for the debt component of the Notes. This discount is recognized as interest expense using the effective interest method over the term of the 2019 Cash Convertible Senior Notes. As of December 31, 2014, the estimated fair value of the Notes Embedded Conversion Derivative was $203 million.

Concurrently with the pricing of the 2019 Cash Convertible Senior Notes, NXP entered into hedge transactions, or the Notes Hedges, with various parties whereby NXP has the option to receive the cash amount that may be due to the Notes holders at maturity in excess of the $1,150 million principal amount of the notes, subject to certain conversion rate adjustments in the Notes Indenture. These options expire on December 1, 2019, and must be settled in cash. The aggregate cost of the Notes Hedges was $208 million. The Notes Hedges are accounted for as derivative assets, and are included in Other assets in NXP’s Consolidated Balance Sheet. As of December 31, 2014, the estimated fair value of the Notes Hedges was $203 million.

The Notes Embedded Conversion Derivative and the Notes Hedges are adjusted to fair value each reported period and unrealized gains and losses are reflected in NXP’s Consolidated Statements of Operations. Because the fair values of the Notes Embedded Conversion Derivative and the Notes Hedges are designed to have similar offsetting values, there was no impact to NXP’s Consolidated Statements of Operations relating to these adjustments to fair value during fiscal 2014.

In separate transactions, NXP also sold warrants, to various parties for the purchase of up to approximately 11.18 million shares of NXP’s common stock at a price of $133.32 per share in a private placement pursuant to Section 4(2) of the Securities Act of 1933, as amended, or the Securities Act. The Warrants expire on various dates from March 2, 2012, through April 30, 2020, and will be net share settled. NXP received $134 million in cash proceeds from the sale of the Warrants, which has been recorded in Other non-current liabilities. Changes in the fair value of the Warrants will be recognized in NXP’s Consolidated Financial Statements. As of December 31, 2014 the estimated fair value of the Warrants was $136 million. The Warrants are included in diluted earnings per share to the extent the impact is dilutive. As of December 31, 2014, the Warrants were not dilutive.

The principal amount, unamortized debt discount and net carrying amount of the liability component of the 2019 Cash Convertible Senior Notes as of December 31, 2014 was as follows:

(in millions)	As of December 31, 2014

Principal amount of Cash Convertible Senior Notes	1,150
Unamortized debt discount of Cash Convertible Senior Notes	205

Net liability of Cash Convertible Senior Notes	945

The effective interest rate, contractual interest expense and amortization of debt discount for the Convertible Notes for fiscal 2014 were as follows:

(in millions, except percentage)	2014

Effective interest rate	5.14%
Contractual interest expense	$1
Amortization of debt discount	$3

As of December 31, 2014, the if-converted value of the 2019 Cash Convertible Senior Notes exceeded the principal amount of the Notes. The total fair value of the 2019 Cash Convertible Senior Notes was $1,176 million.

U.S. dollar-denominated notes

The following table summarizes the outstanding notes as of December 31, 2014:

	Principal amount	Fixed/ floating	Interest rate	Current coupon rate	Maturity date

Term Loan	396	Floating	LIBOR plus 2% with a floor of 0.75%	2.75%	2017
Term Loan	395	Floating	LIBOR plus 2.50% with a floor of 0.75%	3.25%	2020
Senior Unsecured Notes	500	Fixed	3.5%	3.5%	2016
Senior Unsecured Notes	750	Fixed	3.75%	3.75%	2018
Senior Unsecured Notes	500	Fixed	5.75%	5.75%	2021
Senior Unsecured Notes	500	Fixed	5.75%	5.75%	2023
Cash Convertible Notes	1,150	Fixed	1%	1%	2019
Revolving Credit Facility		Floating			2017

Certain terms and Covenants of the U.S. dollar-denominated notes

The Company is not required to make mandatory redemption payments or sinking fund payments with respect to the notes. With respect to the Term Loans, the Company is required to repay $8 million annually.

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

Certain portions of long-term and short-term debt as of December 31, 2014 in the principal amount of $791 million (2013: $1,033 million) have been secured by collateral on substantially all of the Company’s assets and of certain of its subsidiaries.

Each series of the senior unsecured notes are fully and unconditionally guaranteed jointly and severally, on a senior basis by certain of the Company’s current and future material wholly owned subsidiaries (“Guarantors”).

Pursuant to various security documents related to the above mentioned term loans and the $754 million (denominated €620 million) committed revolving credit facility, the Company and each Guarantor has granted first priority liens and security interests in, amongst others, the following, subject to the grant of further permitted collateral liens:

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

17 Commitments and Contingencies

Lease Commitments

Property, plant and equipment includes $3 million as of December 31, 2014 (2013: $7 million) for capital leases and other beneficial rights of use, such as building rights and hire purchase agreements. The financial obligations arising from these contractual agreements are reflected in long-term debt. Long-term operating lease commitments totaled $130 million as of December 31, 2014 (2013: $107 million). The long-term operating leases are mainly related to the rental of buildings. These leases expire at various dates during the next 30 years. Future minimum lease payments under operating and capital leases are as follows:

	Operating Leases	Capital Leases

2015	42	1
2016	27	2
2017	14	1
2018	12	—
2019	13	—
Thereafter	22	—

Total future minimum leases payments	130	4
Less: amount representing interest		—

Present value of future minimum lease payments		4

Rent expense amounted to $63 million in 2014 (2013: $65 million; 2012: $54 million).

Purchase Commitments

The Company maintains purchase commitments with certain suppliers, primarily for raw materials, semi finished goods and manufacturing services and for some non-production items. Purchase commitments for inventory materials are generally restricted to a forecasted time-horizon as mutually agreed upon between the parties. This forecasted time-horizon can vary for different suppliers. As of December 31, 2014, the Company had purchase commitments of $336 million, which are due through 2019.

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

Based on the procedures described above, the Company has an aggregate amount of approximately $2 million accrued for legal proceedings pending as of December 31, 2014, compared to approximately $7 million as of December 31, 2013. Such accruals are for the greater part included in “Accrued liabilities”. There can be no assurance that the Company’s accruals will be sufficient to cover the extent of its potential exposure to losses. Historically, legal actions have not had a material adverse effect on the Company’s business, results of operations or financial condition.

The estimated aggregate range of reasonably possible losses is based on currently available information in relation to the claims that have arisen and on the Company’s best estimate of such losses for those cases for which such estimate can be made. For certain claims, the Company believes that an estimate cannot currently be made. The estimated aggregate range requires significant judgment, given the varying stages of the proceedings (including the fact that many of them are currently in preliminary stages), the existence of multiple defendants (including the Company) in such claims whose share of liability has yet to be determined, the numerous yet-unresolved issues in many of the claims, and the attendant uncertainty of the various potential outcomes of such claims. Accordingly, the Company’s estimate will change from time to time, and actual losses may be more than the current estimate. As at December 31, 2014, the Company believes that for all litigation pending its aggregate exposure to loss in excess of the amount accrued could range between $0 and approximately $44 million.

18 Stockholders’ Equity

The share capital of the Company as of December 31, 2014 and 2013 consists of 1,076,257,500 authorized shares, including 430,503,000 authorized shares of common stock, and 645,754,500 authorized but unissued shares of preferred stock.

At December 31, 2014, the Company has issued and paid up 251,751,500 shares (2013: 251,751,500 shares) of common stock each having a par value of €0.20 or a nominal stock capital of €50 million.

Share-based awards

The Company has granted share-based awards to the members of our board of directors, management team, our other executives, selected other key employees/talents of NXP and selected new hires to receive the Company’s shares in the future. See note 9, “Share-based Compensation”.

Treasury shares

In connection with the Company’s share repurchase programs, which originally commenced in 2011, and which were extended effective August 1, 2013 and February 6, 2014, and in accordance with the Company’s policy to provide share-based awards from its treasury share inventory, shares which have been repurchased and are held in treasury for delivery upon exercise of options and under restricted and performance share programs, are accounted for as a reduction of stockholders’ equity. Treasury shares are recorded at cost, representing the market price on the acquisition date. When issued, shares are removed from treasury shares on a first-in, first-out (FIFO) basis.

Differences between the cost and the proceeds received when treasury shares are reissued, are recorded in capital in excess of par value. Deficiencies in excess of net gains arising from previous treasury share issuances are charged to retained earnings.

The following transactions took place resulting from employee option and share plans in 2014:

2014

Total shares in treasury at beginning of year	4,170,833
Total cost	167

Shares acquired under repurchase program	23,246,177
Average price in $ per share	61.73
Amount paid	1,435

Shares delivered	8,245,556
Average price in $ per share	46.84
Amount received	145

Total shares in treasury at end of year	19,171,454
Total cost	1,219

19 Accumulated other comprehensive income (loss), net of tax

Total comprehensive income (loss) represents net income (loss) plus the results of certain equity changes not reflected in the Consolidated Statements of Operations. The after-tax components of accumulated other comprehensive income (loss) and their corresponding changes are shown below:

	Net investment hedge	Currency translation differences	Changes in fair value cash flow hedges	Net actuarial gain/(losses)	Unrealized gain/(losses) available-for-sale securities	Accumulated Other Comprehensive Income (loss)

As of December 31, 2011	(203)	504	—	22	—	323
2012 other comprehensive income (loss)	18	10	—	(51)	—	(23)

As of December 31, 2012	(185)	514	—	(29)	—	300
2013 other comprehensive income (loss)	68	(27)	(4)	10	—	47

As of December 31, 2013	(117)	487	(4)	(19)	—	347
2014 other comprehensive income (loss)	(214)	140	2	(66)	1	(137)

As of December 31, 2014	(331)	627	(2)	(85)	1	210

20 Related-party Transactions

The Company’s related parties are the members of the board of directors of NXP Semiconductors N.V., the members of the management team of NXP Semiconductors N.V. and equity-accounted investees.

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

The following table presents the amounts related to revenue and expenses incurred in transactions with these related parties:

	2014	2013	2012

Revenue	11	—	33
Purchase of goods and services	103	102	204

The following table presents the amounts related to balances with these related parties:

	2014	2013

Receivables	15	—
Payables	30	33

21 Fair Value of Financial Assets and Liabilities

The following table summarizes the estimated fair value and carrying amount of our financial instruments:

			December 31, 2014		December 31, 2013
	Fair value hierarchy(1)		Carrying amount	Estimated fair value	Carrying amount	Estimated fair value

Assets:
Notes hedges	2		203	203	—	—
Other financial assets	2		44	44	18	18
Derivative instruments-assets	2		2	2	1	1

Liabilities:
Short-term debt	2		(12)	(12)	(31)	(31)
Short-term debt (bonds)	2	(1)	(8)	(8)	(9)	(9)
Long-term debt (bonds)	2	(1)	(3,031)	(3,079)	(3,124)	(3,181)
2019 Cash Convertible Senior Notes	2		(945)	(1,176)	—	—
Other long-term debt	2		(3)	(3)	(157)	(157)
Notes Embedded Conversion Derivative	2		(203)	(203)	—	—
Warrants	2		(136)	(136)	—	—
Derivative instruments-liabilities	2		(4)	(4)	(6)	(6)

(1)	Transfers between the levels of fair value hierarchy are recognized when a change in circumstances would require it. Short-term and long-term debt (bonds) was transferred to level 2 from level 1 as the Company concluded the inputs had become less observable.

The following methods and assumptions were used to estimate the fair value of financial instruments:

Other financial assets and derivatives

For other financial assets and derivatives the fair value is based upon significant other observable inputs depending on the nature of the other financial asset and derivative.

Notes hedges

The Notes hedges are measured at fair value using level 2 inputs. The instrument is not actively traded and is valued using an option pricing model that uses observable market data for all inputs, such as implied volatility of NXP’s common stock, risk-free interest rate and other factors.

Debt

The fair value is estimated on the basis of observable inputs other than quoted prices in active markets for identical liabilities for certain issues, or on the basis of discounted cash flow analyses. Accrued interest is included under accounts payable and not within the carrying amount or estimated fair value of debt.

Notes Embedded Conversion Derivative and Warrants

The Notes Embedded Conversion Derivative and Warrants are measured at fair value using level 2 inputs. These instruments are not actively traded and are valued using an option pricing model that uses observable market data for all inputs, such as implied volatility of NXP’s common stock, risk-free interest rate and other factors.

Assets and liabilities recorded at fair value on a non-recurring basis

We measure and record our non-marketable equity investments (non-marketable equity method and cost method investments) and non-financial assets, such as intangible assets and property, plant and equipment, at fair value when an impairment charge is required.

22 Other Financial Instruments, Derivatives and Currency Risk

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

Currency risk

The Company’s transactions are denominated in a variety of currencies. The Company uses financial instruments to reduce its exposure to the effects of currency fluctuations. Accordingly, the Company’s organizations identify and measure their exposures from transactions denominated in other than their own functional currency. We calculate our net exposure on a cash flow basis considering balance sheet items, actual orders received or made and anticipated revenue and expenses. The Company generally hedges foreign currency exposures in relation to transaction exposures, such as receivables/payables resulting from such transactions and part of anticipated sales and purchases. The Company generally uses forwards to hedge these exposures. In addition, the U.S. dollar-denominated debt held by our Dutch subsidiary which has a euro functional currency may generate adverse currency results in financial income and expenses depending on the exchange rate movement between the euro and the U.S. dollar. This exposure has been partially mitigated by the application of net investment hedge accounting. In accordance with the provisions in ASC 815, “Derivatives and Hedging”, the Company has applied net investment hedging since May 2011. The U.S. dollar exposure of our net investment in U.S. dollar functional currency subsidiaries has been hedged by our U.S. dollar denominated debt for an amount of $1.7 billion. The hedging relationship is assumed to be highly effective. Foreign currency gains or losses on this U.S. dollar debt that is recorded in a euro functional currency entity that are designated as, and to the extent they are effective as, a hedge of the net investment in our U.S. dollar foreign entities, are reported as a translation adjustment in other comprehensive income within equity, and offset in whole or in part the foreign currency changes to the net investment that are also reported in other comprehensive income. As a result, in 2014, a charge of $214 million (2013: a benefit of $68 million) was recorded in other comprehensive income relating to the foreign currency result on the U.S. dollar-denominated notes that are recorded in a euro functional currency entity. Absent the application of net investment hedging, this amount would have been recorded as a loss (2013: gain) within financial income (expense) in the statement of operations. No amount resulting from ineffectiveness of net investment hedge accounting was recognized in the statement of operations in 2014 (2013: no amount).

23 Segments and Geographical Information

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

Detailed information by segment for the years 2014, 2013 and 2012 is presented in the following tables.

Revenue	2014	2013	2012

HPMS	4,208	3,533	2,976
SP	1,275	1,145	1,168
Corporate and Other (1)	164	137	214

	5,647	4,815	4,358

Operating income (loss)	2014	2013	2012

HPMS	983	712	479
SP	120	39	89
Corporate and Other (1)	(54)	(100)	(156)

	1,049	651	412

(1)	Corporate and Other is not a segment under ASC 280 “Segment Reporting”. Corporate and Other includes unallocated expenses not related to any specific business segment and corporate restructuring charges.

Goodwill assigned to segments	Cost at January 1, 2014	Acquisitions	Translation differences and other changes	Cost at December 31, 2014

HPMS	1,788	—	(183)	1,605
SP	472	—	(48)	424
Corporate and Other (1)	333	—	(34)	299

	2,593	—	(265)	2,328

	Accumulated impairment at January 1, 2014	Translation differences and other changes	Accumulated impairment at December 31, 2014

HPMS	(195)	23	(172)
SP	(40)	5	(35)
Corporate and Other (1)	—	—	—

	(235)	28	(207)

(1)	Corporate and Other is not a segment under ASC 280 “Segment Reporting”.

Geographical Information

	Revenue (1)			Property, plant and equipment
	2014	2013	2012	2014	2013	2012

China	2,756	2,047	1,699	116	115	131
Netherlands	171	146	94	169	180	180
Taiwan	96	98	112	138	91	80
United States	396	365	303	5	6	8
Singapore	452	421	436	200	214	226
Germany	450	434	447	80	80	88
South Korea	287	294	238	1	1	—
Other countries	1,039	1,010	1,029	414	361	357

	5,647	4,815	4,358	1,123	1,048	1,070

(1)	Revenue attributed to geographic areas is based on the customer’s shipped-to location (except for intellectual property license revenue which is attributable to the Netherlands).

24 Subsequent Events

On March 2, 2015, NXP announced that the company has entered into a definitive agreement under which NXP will merge with Freescale Semiconductor, Ltd. (Freescale).

Under the terms of the agreement, Freescale shareholders will receive $6.25 in cash and 0.3521 of an NXP ordinary share for each Freescale common share held at the close of the transaction. The purchase price implies a total equity value for Freescale of approximately $11.8 billion (based on NXP’s closing stock price as of February 27, 2015) and a total enterprise value of approximately $16.7 billion including Freescale’s net debt. The transaction is expected to close in the second half of calendar 2015. NXP intends to fund the transaction with $1.0 billion of cash from its balance sheet, $1.0 billion of new debt and approximately 115 million of NXP ordinary shares. Post transaction, Freescale shareholders are expected to own approximately 32 percent of the combined company. The transaction has been unanimously approved by the boards of directors of both companies and is subject to regulatory approvals in various jurisdictions and customary closing conditions, as well as the approval of NXP and Freescale shareholders. Upon consummation, we expect to account for the merger under the acquisition method of accounting in accordance with Financial Accounting Standards Board Accounting Standard Topic 805, Business Combinations, with NXP treated as the accounting acquirer.

Following our initial announcement on November 24, 2014, we purchased certain assets and IP of Quintic related to its Wearable and Bluetooth Energy IC business during the first quarter of 2015. This transaction contributes to NXP’s drive to create security and connectivity solutions for fast-growing Internet-of-Things applications in Health & Fitness Wearables, Mobile Transactions, Proximity Marketing, Smart Home and Automotive. The acquisition was accounted for under the purchase method of accounting. The financial impact of this acquisition was not material to the Company.