Form 20-F
period 2015-12-31
NXP Semiconductors N.V.
filed 2016-02-26
CIK 1413447

As filed with the Securities and Exchange Commission on February 26, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Jean Schreurs, SVP and Chief Corporate Counsel, High Tech Campus 60, 5656 AG, Eindhoven, the Netherlands

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

Class	Outstanding at December 31, 2015
Ordinary shares, par value EUR 0.20 per share	346,002,862 shares

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

A glossary of abbreviations and technical terms used in this Annual Report is set forth on page 79.

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

On December 7, 2015, we acquired Freescale Semiconductor, Ltd. (“Freescale”) for a total consideration of approximately $11.6 billion (the “Merger”). The results of their operations and the estimated fair value of the assets acquired and liabilities assumed in the business combination are included in our financial statements from the date of acquisition forward.

The selected historical consolidated financial data should be read in conjunction with the discussion under Part I, Item 5A. Operating Results and the Consolidated Financial Statements and the accompanying notes included elsewhere in this Annual Report.

	As of and for the years ended December 31,
($ in millions unless otherwise stated)	2015	2014	2013	2012	2011
Consolidated Statements of Operations:
Revenue	6,101	5,647	4,815	4,358	4,194
Gross profit(1)	2,787	2,640	2,177	1,988	1,906
Total operating expenses(2)	(2,035)	(1,601)	(1,535)	(1,605)	(1,553)
Other income (expense)(3)	1,263	10	9	29	4
Operating income (loss)	2,015	1,049	651	412	357
Financial income (expense)	(529)	(410)	(274)	(437)	(257)
Income (loss) from continuing operations attributable to stockholders	1,526	539	348	(116)	(44)
Income (loss) from discontinued operations attributable to stockholders	—	—	—	1	434
Net income (loss) attributable to stockholders	1,526	539	348	(115)	390
Per share data:
Basic earnings per common share attributable to stockholders in $
- Income (loss) from continuing operations	6.36	2.27	1.40	(0.46)	(0.17)
- Income (loss) from discontinued operations	—	—	—	—	1.74
- Net income (loss)	6.36	2.27	1.40	(0.46)	1.57
Diluted earnings per common share attributable to stockholders in $
- Income (loss) from continuing operations	6.10	2.17	1.36	(0.46)	(0.17)
- Income (loss) from discontinued operations	—	—	—	—	1.74
- Net income (loss)	6.10	2.17	1.36	(0.46)	1.57
Weighted average number of shares of common stock outstanding during the year (in thousands)
• Basic	239,764	237,954	248,526	248,064	248,812
• Diluted	250,116	248,609	255,050	248,064 (4)	248,812 (4)
Consolidated balance sheet data(5):
Cash and cash equivalents	1,614	1,185	670	617	743
Total assets	26,354	6,850	6,402	6,393	6,565
Net assets	11,803	801	1,546	1,284	1,357
Working capital(6)	2,820	1,340	939	765	969
Total debt(7), (8)	9,212	3,956	3,274	3,446	3,752
Total stockholders’ equity	11,515	538	1,301	1,049	1,145
Common stock	68	51	51	51	51
Other operating data:
Capital expenditures	(341)	(329)	(215)	(251)	(221)
Depreciation and amortization(9)	517	405	514	533	591
Consolidated statements of cash flows data:
Net cash provided by (used for):
Operating activities	1,330	1,468	891	722	175
Investing activities	(430)	(387)	(240)	(243)	(202)
Financing activities	(449)	(554)	(598)	(574)	(926)
Net cash provided by (used for) continuing operations	451	527	53	(95)	(953)
Net cash provided by (used for) discontinued operations	—	—	—	(45)	809

(1)	Gross profit in 2015 includes a charge of $149 million resulting from the purchase accounting effect on the inventory acquired from Freescale.
(2)	Total operating expenses in 2015 include charges related to the acquisition of Freescale as follows—$226 million in restructuring charges, $105 million for the amortization of acquisition-related intangibles, $49 million of stock based compensation charges related to employees terminated as a result of the Merger and $42 million of merger related costs.
(3)	Other income (expense) in 2015 includes the recognition of the gains from the sale of our Bipolar business on November 9, 2015 and the sale of our RF Power business on December 7, 2015. See the section on Other Material Transactions in Part I, Item 4, B, Business Overview.
(4)	Due to our net losses from continuing operations attributable to stockholders in the years 2011 and 2012, all potentially dilutive securities have been excluded from the calculation of diluted earnings per common share because their effect would be anti-dilutive.
(5)	Consolidated balance sheet data in 2015 includes the impact of purchase accounting on the assets acquired and liabilities assumed in connection with our acquisition of Freescale.
(6)	Working capital is calculated as current assets less current liabilities (excluding short-term debt).
(7)	On December 7, 2015, in connection with the Merger, NXP entered into a $2.7 billion secured term loan (“Term Loan B”). Proceeds from among others the Term Loan B were used to (i) pay the cash consideration in connection with the Merger, (ii) effect the repayment of certain amounts under Freescale’s outstanding credit facility and (iii) pay certain transaction costs.

(8)	As adjusted for our cash and cash equivalents our net debt was calculated as follows:

($ in millions)	2015	2014	2013	2012	2011
Long-term debt	8,656	3,936	3,234	3,141	3,700
Short-term debt	556	20	40	305	52

Total debt	9,212	3,956	3,274	3,446	3,752
Less: cash and cash equivalents	(1,614)	(1,185)	(670)	(617)	(743)

Net debt	7,598	2,771	2,604	2,829	3,009

Net debt is a non-GAAP financial measure. See “Use of Certain Non-GAAP Financial Measures” under Part I, 5A. Operating Results.

(9)	Depreciation and amortization includes the effect of purchase accounting related to acquisitions. The effect of purchase accounting in depreciation and amortization was $252 million in 2015, $164 million in 2014, $246 million in 2013, $273 million in 2012 and $301 million in 2011.

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

The table below shows the average noon buying rates for U.S. dollars per euro for the five years ended December 31, 2015. The averages set forth in the table below have been computed using the noon buying rate on the last business day of each month during the periods indicated.

	Year ended December 31,
	2015	2014	2013	2012	2011
Average $ per €	1.1150	1.3297	1.3281	1.2859	1.3931

The following table shows the high and low noon buying rates for U.S. dollars per euro for each of the six months in the six-month period ended February 12, 2016:

Month	High	Low
	($ per €)
2015
August	1.1580	1.0868
September	1.1358	1.1104
October	1.1437	1.0963
November	1.1026	1.0562
December	1.1025	1.0573
2016
January	1.0964	1.0743

On February 12, 2016, the noon buying rate was $1.1235 per €1.00.

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

Risks related to our business

Our ongoing business is subject to certain risks related to our integration of Freescale.

As described elsewhere in this Annual Report, we completed the Merger on December 7, 2015. The Merger involved the integration of two companies that previously operated independently with principal offices in two distinct locations. We are devoting significant management attention and resources to integrating the companies. Potential difficulties we may encounter as part of the integration process include the following:

•	the inability to successfully combine the former businesses of NXP and Freescale, or particular business segments such as automotive, in a manner that permits us to enjoy the advantages of highly complementary product portfolios and end-market exposure of the businesses of NXP and Freescale, to be able to offer more innovative and complete solutions to its customers by leveraging NXP’s security capability and Freescale’s broad based microcontroller offering, to achieve the full cost synergies and other benefits anticipated to result from the Merger, and to further expand our global market reach and customer base and expand into other business areas of strategic importance;

•	our inability, or particular business segments such as automotive, to achieve or maintain leading industry standards in quality, supply chain management and innovation;

•	complexities associated with managing our businesses after the Merger, including challenges of integrating complex systems, technology, networks and other assets in a seamless manner that minimizes any adverse impact on customers, suppliers, employees and other constituencies;

•	integrating the workforces of the former businesses of NXP and Freescale while maintaining focus on providing consistent, high quality customer service; and

•	potential unknown liabilities and unforeseen increased expenses or delays associated with the Merger, including costs to integrate the former businesses of NXP and Freescale that may exceed the anticipated costs that we estimated prior to the execution of the Merger agreement.

Any of the foregoing could adversely affect our ability to maintain relationships with customers, suppliers, employees and other constituencies or our ability to achieve the anticipated benefits of the Merger or could reduce our earnings or otherwise adversely affect our business and financial results.

Accordingly, there can be no assurance: (i) that the Merger will result in the realization of the full benefits of synergies, innovation and operational efficiencies that we currently expect; (ii) that these benefits will be achieved within the anticipated timeframe: (iii) that we will be able to fully and accurately measure any such synergies; or (iv) that we will be able to implement new strategies to transform the combined businesses of NXP and Freescale. Failure to successfully integrate the businesses and realize the projected synergies, innovation and operational efficiencies may have a material adverse effect on our business and financial results.

Our future results may suffer if we do not effectively manage our expanded operations following the completion of the Merger.

Following the completion of the Merger, the size of our business has increased significantly beyond the former size of either NXP’s or Freescale’s business. Our future success depends, in part, upon our ability to manage this expanded business, which will pose substantial challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. There can be no assurances that we will be successful or that it will realize the expected operating efficiencies, cost savings and other benefits that were anticipated from the Merger.

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

In 2008 and 2009, Europe, the United States and international markets experienced increased volatility and instability. In 2015, volatility and instability in financial markets continued following renewed investor concerns related to the economic situation in parts of the world, a decline in the growth rate of the Chinese economy, increased hostilities in the Middle East, and other world events. These, or other events, could further adversely affect the economies of the European Union, the United States and those of other countries and may exacerbate the cyclicality of our business. Among other factors, we face risks attendant to declines in general economic conditions, changes in demand for end-user products and changes in interest rates.

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

The semiconductor industry is characterized by continued price erosion, especially after a product has been on the market.

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

Goodwill and other identifiable intangible assets are recorded at fair value on the date of an acquisition. As a result of our acquisition of Freescale, we recognized goodwill of approximately $7.4 billion and intangible assets of approximately $8.5 billion. We review our goodwill and other intangible assets balance for impairment upon any indication of a potential impairment, and in the case of goodwill, at a minimum of once a year. Impairment may result from, among other things, a sustained decrease in share price, deterioration in performance, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of or affect the products and services we sell, challenges to the validity of certain registered intellectual property, reduced sales of certain products incorporating registered intellectual property and a variety of other factors. The amount of any quantified impairment must be expensed immediately as a charge to results of operations. Depending on future circumstances, it is possible that we may never realize the full value of our intangible assets. Any future determination of impairment of goodwill or other identifiable intangible assets could have a material adverse effect on our financial position, results of operations and stockholders’ equity.

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

In addition, the business environment is also subject to many economic and political uncertainties, including the following international business risks:

•	negative economic developments in economies around the world and the instability of governments, such as the sovereign debt crisis in certain European countries;

•	social and political instability in a number of countries around the world, including continued hostilities and civil unrest in the Middle East. The instability may have a negative effect on our business, financial condition and operations via our customers and volatility in energy prices and the financial markets;

•	potential terrorist attacks;

•	epidemics and pandemics, which may adversely affect our workforce, as well as our local suppliers and customers in particular in Asia;

•	adverse changes in governmental policies, especially those affecting trade and investment;

•	our customers or other groups of stakeholders might impose requirements that are more stringent than the laws in the countries in which we are active;

•	volatility in foreign currency exchange rates, in particular with respect to the U.S. dollar, and transfer restrictions, in particular in Greater China; and

•	threats that our operations or property could be subject to nationalization and expropriation.

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

We rely on the efficient and uninterrupted operation of complex information technology applications, systems and networks to operate our business. The reliability and security of our information technology infrastructure and software, and our ability to expand and continually update technologies in response to our changing needs is critical to our business. Any significant interruption in our business applications, systems or networks, including but not limited to new system implementations, computer viruses, cyberattacks, security breaches, facility issues or energy blackouts could have a material adverse impact on our business, financial condition and results of operations.

Our computer systems and networks are subject to attempted security breaches and other cybersecurity incidents, which, if successful, could impact our business.

We have, from time to time, experienced attempted cyber-attacks of varying degrees to obtain access to our computer systems and networks. As of the date of this Annual Report, no such attacks have succeeded in obtaining access to our critical systems. However, such attacks may be successful in the future. Cyber-attacks could result in the misappropriation of our proprietary information and technology, the compromise of personal and confidential information of our employees, customers or suppliers or interrupt our business. In the current environment, there are numerous and evolving risks to cybersecurity and privacy, including criminal hackers, state-sponsored intrusions, industrial espionage, employee malfeasance, and human or technological error. Computer hackers and others routinely attempt to breach the security of technology products, services, and systems, and those of customers, suppliers, and some of those attempts may be successful. Such breaches could result in, for example, unauthorized access to, disclosure, modification, misuse, loss, or destruction of our, our customer, or other third party data or systems, theft of sensitive or confidential data including personal information and intellectual property, system disruptions, and denial of service. In the event of such breaches, we, our customers or other third parties could be exposed to potential liability, litigation, and regulatory action, as well as the loss of existing or potential customers, damage to our reputation, and other financial loss. In addition, the cost and operational consequences of responding to breaches and implementing remediation measures could be significant. As these threats continue to develop and grow, we have been adapting the security measures and we continue to increase the amount we allocate to implement, maintain and/or update security systems to protect data and infrastructure. As a global enterprise, we could also be impacted by existing and proposed laws and regulations, as well as government policies and practices related to cybersecurity, privacy and data protection. Additionally, cyber-attacks or other catastrophic events resulting in disruptions to or failures in power, information technology, communication systems or other critical infrastructure could result in interruptions or delays to us, our customers, or other third party operations or services, financial loss, potential liability, and damage our reputation and affect our relationships with our customers and suppliers.

In difficult market conditions, our high fixed costs combined with low revenue may negatively affect our results of operations.

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

Our success and future revenue growth depends, in part, on our ability to protect our proprietary technology, our products, our proprietary designs and fabrication processes, and other intellectual property against misappropriation by others. We primarily rely on patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods, to protect our intellectual property. We may have difficulty obtaining patents and other intellectual property rights to protect our proprietary products, technology and intellectual property, and the patents and other intellectual property rights we receive may be insufficient to provide us with meaningful protection or commercial advantage. We may not be able to obtain patent protection or secure other intellectual property rights in all the countries in which we operate, and under the laws of such countries, patents and other intellectual property rights may be or become unavailable or limited in scope. Even if new patents are issued, the claims allowed may not be sufficiently broad to effectively protect our proprietary technology, processes and other intellectual property. In addition, any of our existing patents, and any future patents issued to us may be challenged, invalidated or circumvented. The protection offered by intellectual property rights may be inadequate or weakened for reasons or circumstances that are out of our control. Further, our proprietary technology, designs and processes and other intellectual property may be vulnerable to disclosure or misappropriation by employees, contractors and other persons. It is possible that competitors or other unauthorized third parties may obtain, copy, use or disclose our proprietary technologies, our products, designs, processes and other intellectual property despite our efforts to protect our intellectual property. While we hold a significant number of patents, there can be no assurances that additional patents will be issued or that any rights granted under our patents will provide meaningful protection against misappropriation of our intellectual property. Our competitors may also be able to develop similar technology independently or design around our patents. We may not have foreign patents or pending applications corresponding to all of our primary patents and applications. Even if foreign patents are granted, effective enforcement in foreign countries may not be available. In particular, intellectual property rights are difficult to enforce in some countries, since the application and enforcement of the laws governing such rights may not have reached the same level as compared to other jurisdictions where we operate, such as the United States, Germany and the Netherlands. Consequently, operating in some countries may subject us to an increased risk that unauthorized parties may attempt to copy or otherwise use our intellectual property or the intellectual property of our suppliers or other parties with whom we engage. There is no assurance that we will be able to protect our intellectual property rights or have adequate legal recourse in the event that we seek legal or judicial enforcement of our intellectual property rights under the laws of such countries. Any inability on our part to adequately protect our intellectual property may have a material adverse effect on our business, financial condition and results of operations.

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

As part of our strategy, we have entered into a number of long-term strategic partnerships with other leading industry participants. For example, we have entered into a joint venture with Taiwan Semiconductor Manufacturing Company Limited (“TSMC”) called Systems on Silicon Manufacturing Company Pte. Ltd. (“SSMC”). We have also established Advanced Semiconductor Manufacturing Corporation Limited (“ASMC”) together with a number of Chinese partners. Furthermore, together with Advanced Semiconductor Engineering Inc. (“ASE”), we established the assembly and test joint venture ASEN Semiconductors Co. Ltd. (“ASEN”). In 2015, we established WeEn Semiconductors, a Bipolar joint venture in China with JianGuang Asset Management Co, Ltd. See Part I, Item 4B.-Business Overview, “Other Significant Transactions”.

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

Notwithstanding the recent closing of the Merger, we may continue to make other acquisitions and engage in other transactions to complement or expand our existing businesses. However, we may not be successful in acquiring other suitable targets or we may not be successful in integrating Freescale or any such other target into our operations. Any acquisitions we make may lead to a diversion of management resources.

Our future success may depend on acquiring businesses and technologies, making investments or forming joint ventures that complement, enhance or expand our current portfolio or otherwise offer us growth opportunities. We may engage in acquisitions or strategic transactions or make strategic investments that could adversely affect our financial results or fail to enhance stockholder value. On December 7, 2015, we completed the Merger with Freescale. In pursuing further acquisitions, we may face competition from other companies in the semiconductor industry. We may have to expend substantial amounts of cash, incur debt, assume loss-making divisions and incur other types of expenses in order to pursue such further acquisitions. Our acquisitions or strategic investments may not generate financial returns or result in increased adoption or continued use of our technologies, products or services. In some cases, we may be required to consolidate or record our share of the earnings or losses of companies in which we have acquired ownership interests. In addition, we may record impairment charges related to our acquisitions or strategic investments. Any losses or impairment charges that we incur related to strategic investments or other transactions will have a negative impact on our financial results, and we may continue to incur new or additional losses related to strategic assets or investments that we have not fully impaired or exited.

Achieving the anticipated benefits of business acquisitions depends in part upon our ability to integrate the acquired businesses in an efficient and effective manner. The integration of companies that have previously operated independently involves significant challenges, including, among others: retaining key employees; successfully integrating new employees, business systems, technology and products; retaining customers and suppliers of the acquired business; consolidating research and development and/or supply operations; minimizing the diversion of management’s attention from ongoing business matters; and consolidating corporate and administrative infrastructures. We may not derive any commercial value from acquired technologies or products or from future technologies or products based on the acquired technologies, and we may be subject to liabilities that are not covered by indemnification protection that we may obtain, or we may become subject to litigation. We may also face challenges in successfully integrating Freescale or any such other acquired companies into our existing organization or in creating the anticipated cost synergies. Each of these risks could have a material adverse effect on our business, financial condition and results of operations.

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

Between 2008 and 2011, we executed a redesign program and, in 2013 we executed a restructuring initiative designed to improve operational efficiency and to competitively position the company for sustainable growth. In 2015, we began a restructuring initiative to prepare for and implement the integration of Freescale into our existing businesses. We plan to continue to restructure and make changes to parts of the processes in our organization. Furthermore, if the global economy remains volatile or if the global economy reenters a deeper and longer lasting recession, our revenues could decline, and we may be forced to take additional cost savings steps that could result in additional charges and materially affect our business. The costs of implementing any restructurings, changes or cost savings steps may differ from our estimates and any negative impacts on our revenues or otherwise of such restructurings, changes or steps, such as situations in which customer satisfaction is negatively impacted, may be larger than originally estimated.

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

We and certain of our businesses are involved as plaintiffs or defendants in legal proceedings in various matters. For example, we are involved in legal proceedings claiming personal injuries to the children of former employees as a result of employees’ alleged exposure to chemicals used in semiconductor manufacturing clean room environments operated by us or our former parent companies Philips and Motorola. Furthermore, because we continue to utilize these clean rooms, we may become subject to future claims alleging personal injury that may lead to additional liability. A judgment against us or material defense cost could harm our business, financial condition and results of operations.

We are exposed to a variety of financial risks, including currency risk, interest rate risk, liquidity risk, commodity price risk, credit risk and other non-insured risks, which may have an adverse effect on our financial results.

We are a global company and, as a direct consequence, movements in the financial markets may impact our financial results. We are exposed to a variety of financial risks, including currency fluctuations, interest rate risk, liquidity risk, commodity price risk and credit risk and other non-insured risks. We have euro-denominated assets and liabilities and, since our reporting currency is the U.S. dollar, the impact of currency translation adjustments to such assets and liabilities may have a negative effect on our stockholders’ equity. We continue to hold or convert a part of our cash in euros as a hedge for euro expenses and euro interest payments. We are exposed to fluctuations in exchange rates when we convert U.S. dollars to euro. We enter into diverse financial transactions with several counterparties to mitigate our currency risk. We only use derivative instruments for hedging purposes. The U.S. dollar-denominated debt issued by us and our subsidiary, NXP B.V., with functional currency euro may generate adverse currency results in our financial income and expenses. Part of this effect is mitigated due to the application of net investment hedge accounting, since May 2011, pursuant to which the currency results on (part of) the U.S. dollar-denominated debt is reported as part of other comprehensive income within equity instead of financial income and expense in the Consolidated Statements of Operations. Absent the application of net investment hedge accounting, we would have recorded an additional charge of $190 million, before tax, within financial income and expense in the 2015 statement of operations. As of January 1, 2016, as a result of the acquisition of Freescale, NXP has concluded that the functional currency of the holding company is USD. Beginning from January 1, 2016, our U.S. dollar-denominated notes and short-term loans will no longer need to be re-measured.

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

We sponsor defined benefit pension plans in a number of countries and a significant number of our employees are covered by our defined benefit pension plans. As of December 31, 2015, we had recognized a net accrued benefit liability of $371 million, representing the unfunded benefit obligations of our defined pension plans. The funding status and the liabilities and costs of maintaining these defined benefit pension plans may be impacted by financial market developments. For example, the accounting for such plans requires determining discount rates, expected rates of compensation and expected returns on plan assets, and any changes in these variables can have a significant impact on the projected benefit obligations and net periodic pension costs. Negative performance of the financial markets could also have a material impact on funding requirements and net periodic pension costs. Our defined benefit pension plans may also be subject to demographic trends. Accordingly, our costs to meet pension liabilities going forward may be significantly higher than they are today, which could have a material adverse impact on our financial condition.

Changes in the tax deductibility of interest may adversely affect our financial position and our ability to service the obligations under our indebtedness.

Effective January 1, 2013 certain new limitations apply to the tax deductibility of interest expense in the Netherlands. A Dutch company that is considered to be financed with excessive debt, may not be entitled to deduct interest expense on such excessive debt. Existing debt is not grandfathered under these rules. The measurement of whether there is excessive debt is based on arithmetic tests based on the amount of equity of the company in relation to the acquisition cost of and capital invested in the Netherlands and foreign subsidiaries of the Netherlands consolidated group. When the equity of the company is below a certain minimum threshold, the company may be considered to have excessive debt. Certain safe harbor rules apply when new operational businesses are acquired by the company. Even though these limitations on tax deductibility have not yet impacted us, the application of the potential limitation on tax deductibility of interest expense in the future may adversely affect our financial position and our ability to service the obligations under our indebtedness.

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

The stock market in recent years has experienced significant price and volume fluctuations that have often been unrelated to the operating performance of companies. The market price for our common stock has varied between a high of $114.00 on June 1, 2015 and a low of $72.05 on August 24, 2015 in the twelve-month period ending on December 31, 2015. The market price of our common stock is likely to continue to be volatile and subject to significant price and volume fluctuations for many reasons, including in response to the risks described in this section, or for reasons unrelated to our operations, such as reports by industry analysts, investor perceptions or negative announcements by our customers, competitors, peer companies or suppliers regarding their own performance, or announcements by our competitors of significant contracts, market perception of the Merger with Freescale or other acquisitions, strategic partnerships, joint ventures, joint marketing relationships or capital commitments, the passage of legislation or other regulatory developments affecting us or our industry, as well as industry conditions and general financial, economic and political instability. In the past, following periods of market volatility, shareholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

The Merger may not be accretive and may cause dilution to our earnings per share, which may harm the market price of our shares of common stock.

We entered into the Merger with the expectation that it will be accretive to earnings per share in the near term. This expectation is based on preliminary estimates which may materially change. We could also encounter additional transaction and integration-related costs or other factors such as the failure to realize all of the benefits anticipated in the Merger. All of these factors could cause dilution to our earnings per share or decrease or delay the expected accretive effect of the Merger and cause a decrease in the price of our shares of common stock.

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

Any failure to successfully implement our operating strategy, or the occurrence of any of the events or circumstances set forth in, or incorporated by reference into, this Annual Report could result in the actual operating results being different than the guidance, and such differences may be adverse and material.

Charges to earnings resulting from the application of the purchase method of accounting in relation to the Merger may adversely affect the market value of our shares of common stock.

We have acquired Freescale for accounting purposes in accordance with U.S. GAAP and will account for the Merger using the acquisition method of accounting, which will result in charges to our earnings that could adversely affect the market value of our shares of common stock. Under the acquisition method of accounting, we will allocate the total purchase price to the assets acquired and liabilities assumed from Freescale based on their fair values as of the date of the completion of the Merger, and record any excess of the purchase price over those fair values as goodwill. For certain tangible and intangible assets, reevaluating their fair values as of the completion date of the Merger will result in our incurring additional depreciation and/or amortization expense that exceed the combined amounts recorded by NXP and Freescale prior to the Merger. This increased expense will be recorded by us over the remaining useful lives of the underlying assets. In addition, to the extent the value of goodwill or intangible assets were to become impaired, we may be required to incur charges relating to the impairment of those assets.

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

On June 2, 2015, our general meeting of shareholders has empowered our board of directors to issue additional shares and grant rights to subscribe for shares of common stock, up to 10% of the issued share capital which authorization can be used for general purposes and an additional 10% if the shares of common stock are issued or rights are granted in connection with an acquisition, merger or (strategic) alliance, and to restrict or exclude pre-emptive rights pertaining to (the right to subscribe for) shares for a period of 18 months from June 2, 2015 until December 2, 2016. On July 2, 2015, a separate authorization was approved by the general meeting of shareholders to issue additional shares to effect the Merger.

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

We are a foreign private issuer. As a result, in accordance with the listing requirements of the NASDAQ Global Select Market we rely on home country governance requirements and certain exemptions thereunder rather than relying on the corporate governance requirements of the NASDAQ Global Select Market. For an overview of our corporate governance principles, see Item 16G.- Corporate Governance of our 2015 Annual Report, including the section describing the differences between the corporate governance requirements applicable to common stock listed on the NASDAQ Global Select Market and the Dutch corporate governance requirements. Accordingly, you may not have the same protections afforded to stockholders of companies that are not foreign private issuers.

Risks related to our indebtedness

Our debt obligations expose us to risks that could adversely affect our financial condition, which could adversely affect our results of operations.

As of December 31, 2015, we had outstanding indebtedness with an aggregate principal amount of $9,380 million. Our substantial indebtedness could have a material adverse effect on our business by:

•	increasing our vulnerability to adverse economic, industry or competitive developments;

•	requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;

•	exposing us to the risk of increased interest rates because certain of our indebtedness, including our loans under the New RCF Agreement and the Term Loans, bear interest at a variable rate;

•	making it more difficult for us to satisfy our obligations with respect to our indebtedness and any failure to comply with the obligations of any our debt instruments, including restrictive covenants and borrowing conditions, could result in an event default under the indentures governing our notes and agreements governing other indebtedness;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•	limiting our ability to obtain additional financial for working capital, capital expenditures, restructurings, product development, research and development, debt service requirements, investments, acquisitions and general corporate or other purposes; and

•	limiting our flexibility in planning for, or reacting to, changes in our business or market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged and who therefore, may be able to take advantage of opportunities that our leverage prevents us from exploiting.

Despite our level of indebtedness, we may still incur significantly more debt, which could further exacerbate the risks described above and affect our ability to service and repay our debt.

If we do not comply with the covenants in our debt agreements or fail to generate sufficient cash to service and repay our debt, it could adversely affect our operating results and our financial condition.

The New RCF Agreement, the Term Loans, the indentures governing our Secured Notes and Unsecured Notes or any other debt arrangements that we may have require us to comply with various covenants. If there were an event of default under any of our debt instruments that was not cured or waived, the holders of the defaulted debt could terminate commitments to lend and cause all amounts outstanding with respect to the debt to be due and payable immediately, which in turn could result in cross defaults under our other debt instruments. Our assets and cash flow may not be sufficient to fully repay borrowings under all of our outstanding debt instruments if some or all of these instruments are accelerated upon an event of default.

Our ability to make scheduled payments or to refinance our debt obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business, competitive, legislative, regulatory and other factors beyond our control. Our business may not generate sufficient cash flow from operations, or future borrowings under the New RCF Agreement or from other sources may not be available to us in an amount sufficient to enable us to repay our indebtedness, or to fund our other liquidity needs, including our working capital and capital expenditure requirements, and we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness.

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

The major debt rating agencies routinely evaluate our debt. These ratings are based on current information furnished to the ratings agencies by us and information obtained by the ratings agencies from other sources. An explanation of the significance of such rating may be obtained from such rating agency. There can be no assurance that such credit ratings will remain in effect for any given period of time or that such ratings will not be lowered, suspended or withdrawn entirely by the rating agencies, if, in each rating agency’s judgment, circumstances so warrant. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under further review for a downgrade, could affect our market value and/or increase our corporate borrowing costs.

Increases in interest rates could adversely affect our results of operations.

An increase in prevailing interest rates could adversely affect our financial condition. LIBOR (the interest rate index on which our variable rate debt is based) fluctuates on a regular basis. At December 31, 2015, we had approximately $3,483 million aggregate principal amount of variable interest rate indebtedness under our Term Loan agreements, which are subject to LIBOR floors. Any increased interest expense associated with increases in interest rates affects our cash flow and our ability to service our debt. Therefore, if the LIBOR rate exceeds the LIBOR floors on our Term Loan agreements, our cash interest obligation would increase and could adversely affect our financial condition, results of operations and cash flows. At December 31, 2015, a 100 basis point increase in LIBOR rates from their then current levels would result in an increase in our interest expense of $30 million per year. Our New RCF Agreement, which was undrawn at December 31, 2015, also has a variable interest rate.

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

The accounting for the 2019 Cash Convertible Senior Notes results in recognized interest expense significantly greater than the stated interest rate of the 2019 Cash Convertible Senior Notes and may result in volatility to our Consolidated Statements of Operations.

We will settle conversions of the 2019 Cash Convertible Senior Notes entirely in cash. Accordingly, the conversion option that is part of the 2019 Cash Convertible Senior Notes is accounted for as a derivative pursuant to applicable accounting standards relating to derivative instruments and hedging activities. In general, this resulted in an initial valuation of the conversion option, which was bifurcated from the debt component of the 2019 Cash Convertible Senior Notes, resulting in an original issue discount. The original issue discount is amortized and recognized as a component of interest expense over the term of the 2019 Cash Convertible Senior Notes, which results in an effective interest rate reported in our Consolidated Statements of Operations significantly in excess of the stated coupon of 1.0%. This accounting treatment reduces our earnings, but does not affect the amount of cash interest paid to holders of Notes or our cash flows.

For each financial statement period after issuance of the 2019 Cash Convertible Senior Notes, a hedge gain or loss is reported in our Consolidated Statements of Operations to the extent the valuation of the conversion option changes from the previous period. The cash convertible note hedge transactions we entered into in connection with the 2019 Cash Convertible Senior Notes are also accounted for as derivative instruments, generally offsetting the gain or loss associated with changes to the valuation of the conversion option. Although we do not expect there to be a material net impact to our Consolidated Statements of Operations as a result of issuing the 2019 Cash Convertible Senior Notes and entering into the cash convertible note hedge transactions, we cannot assure you that these transactions will be completely offset, which may result in volatility to our Consolidated Statements of Operations.

Item 4. Information on the Company

A. History and Development of the Company

Our legal name is NXP Semiconductors N.V. and our commercial name is “NXP” or “NXP Semiconductors”.

We are incorporated in the Netherlands as a Dutch public company with limited liability (naamloze vennootschap).

On August 5, 2010, we made an initial public offering of 34 million shares of our common stock and listed our common stock on the NASDAQ Global Select Market.

On March 2, 2015, NXP announced that the company had entered into a definitive agreement under which it would merge with Freescale Semiconductor, Ltd. (“Freescale”) (the “Merger”). The Merger was consummated on December 7, 2015. As a result, Freescale’s results of operations are included in NXP’s Consolidated Statements of Operations for the period of December 7, 2015 through December 31, 2015.

NXP accounted for the Merger under the acquisition method of accounting in accordance with Financial Accounting Standards Board Accounting Standards Topic 805, Business Combinations, with NXP treated as the accounting acquirer, see further discussion below.

We are a holding company (the “holding” company) whose only material assets are the direct ownership of 100% of the shares of NXP B.V., a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid).

Our corporate seat is in Eindhoven, the Netherlands. Our principal executive office is at High Tech Campus 60, 5656 AG Eindhoven, the Netherlands, and our telephone number is +31 40 2729233. Our registered agent in the United States is NXP Semiconductors USA, Inc., 411 East Plumeria Drive, San Jose, CA 95134, United States of America, phone number +1 408 5185400.

B. Business Overview

Semiconductor Market Overview

Semiconductors perform a broad variety of functions within electronic products and systems, including processing data, sensing, storing information and converting or controlling electronic signals. Semiconductors vary significantly depending upon the specific function or application of the end product in which the semiconductor is used and the customer who is deploying it. Semiconductors also vary on a number of technical characteristics including the degree of integration, level of customization, programmability and the process technology utilized to manufacture the semiconductor. Advances in semiconductor technology have increased the functionality and performance of semiconductors, improving their features and power consumption characteristics while reducing their size and cost. These advances have resulted in growth of semiconductors and electronic content across a diverse array of products. The semiconductor market totaled $336 billion in 2014.

Merger

On December 7, 2015, we completed the Merger with Freescale in a stock and cash transaction.

In connection with the Merger, each outstanding share of Freescale common stock was converted into 0.3521 shares of NXP common stock and $6.25 in cash, without interest. NXP issued approximately 110 million shares of common stock to former holders of Freescale common stock, representing approximately 32% of the 342 million total shares of outstanding NXP common stock after the Merger. NXP was determined to be the accounting acquirer. Freescale’s financial results from the Merger date through December 31, 2015, are included in our Consolidated Statement of Operations, as discussed herein.

The Merger created a clear market leader in automotive, broad based microcontroller and security semiconductor solutions, with a highly complementary product portfolio. The Merger enables NXP to better serve a broader array of customers in strategic markets.

Integration

Integration planning commenced shortly after the announcement of the Merger in March 2015. We expect the full integration process to take several years, with the initial focus on management consolidation and process integration. Work streams are underway in all of our business lines and the support functions. Integration activities that likely will have a multi-year horizon include, but are not limited to, harmonizing brands, product and vendor selections, system integration and supply chain integration.

The priorities are maintaining business and customer continuity while identifying and accelerating synergies and integrating organizations, processes and systems.

The integration activities will transform the way NXP operates over the next few years. The remaining discussion in this “Business” section addresses the way we operate currently; however, the integration is likely to significantly impact most of these processes in future periods.

Other Significant Transactions

On December 7, 2015, we also announced the divestiture of our RF Power business to JAC Capital.

On November 9, 2015, we completed setting up WeEn Semiconductors, a Bipolar Power joint venture in China with JAC Capital. WeEn Semiconductors, in which JAC Capital owns 51% and we own 49%, combines our advanced technology from our former Bipolar Power business line with JAC Capital’s strong connections in the Chinese manufacturing network and distribution channels to lower manufacturing costs and boost profit margins of high end electronic products in China.

Our Company

We are a global semiconductor company and a long-standing supplier in the industry, with over 50 years of innovation and operating history. For the year ended December 31, 2015, we generated revenue of $6,101 million, compared to $5,647 million for the year ended December 31, 2014.

We provide leading High Performance Mixed Signal (HPMS) and Standard Product (SP) solutions that leverage our combined portfolio of intellectual property, deep application knowledge, process technology and manufacturing expertise in the domains of cryptography—security, high-speed interface, radio frequency (RF), mixed-signal analog-digital (mixed A/D), power management, digital signal processing and embedded system design.

Our product solutions are used in a wide range of end-market applications including: automotive, personal security and identification, wireless and wireline infrastructure, mobile communications, multi-market industrial, consumer and computing. We engage with leading global original equipment manufacturers (OEM) and sell products in all major geographic regions.

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

Markets, applications and products

HPMS products consist of highly differentiated application-specific semiconductors and system solutions, which accounted for 79% of our total product revenue in 2015. We believe the HPMS market is an attractive market due to the growth in excess of the overall semiconductor market, the high barriers to entry, the loyalty of the customer base, the relative pricing stability and lower long-term capital intensity.

SP products consists primarily of discrete semiconductor devices that can be incorporated in many different types of electronics equipment, are typically sold to a wide variety of customers, and accounted for 21% of our total product revenue in 2015. NXP SP products are differentiated by our ability to consistently deliver cost effective, high unit volumes, which meet stringent quality levels and are a reflection of our long history of operational supply chain and continuously improved manufacturing processes. As a result we have been successful in improving the overall profitability of our SP segment.

High Performance Mixed Signal

On January 1, 2015, NXP reorganized the HPMS segment from the four business lines: Automotive, Identification, Infrastructure & Industrial and Portable & Computing into the following four business lines: Automotive, Secure Identification Solutions, Secure Connected Devices and Secure Interfaces and Power. Secure Interfaces and Power was later renamed to Secure Interfaces and Infrastructure. Effective with the Merger, the operations of Freescale were incorporated into the HPMS reportable segment. The former Freescale product groups were aligned with the NXP HPMS business lines as follows: RF and Digital Networking are reported under Secure Interfaces and Infrastructure; Automotive MCU and Analog & Sensors are reported under Automotive and Microcontrollers is reported under Secure Connected Devices. Additionally, certain portions of Freescale’s Analog & Sensor product group and other revenue is apportioned to various NXP operating segments consistent with NXP’s prior product and revenue classification approach, this included product-functionality alignment as well as IP sales and licensing revenue.

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

We apply our technical expertise in the areas of RF, analog, power management, interface, security technologies and digital processing across our priority applications markets. Our strong RF capabilities are utilized in our high performance RF for wireless infrastructure and industrial applications, car security and car radio products, mobile connectivity and contactless identification products. Our power technologies and capabilities are applied in AC-DC power conversion, power management and audio power products, while our ability to design ultra-low power semiconductors is used in a wide range of our products including our consumer, mobile, identification, healthcare products and our microcontrollers. Our high-speed interface design skills are applied in various interface products, and our security capability is used in our identification solutions, digital networking and microcontroller solutions. Finally, our digital processing capabilities are used in our microcontroller based products, our digital networking products, our Auto DSPs and the products leveraging our Coolflux ultra-low power DSPs, such as in our hearing aid products.

The below table provides an overview of the key applications per each business line, the leading market positions and our key customers.

	Automotive	Secure Identification Solutions	Secure Connected Devices	Secure Interfaces and Infrastructure
Key applications	• Car access & immobilizers • In vehicle networking • Car entertainment • ADAS • Telematics • ABS • Transmission/ throttle control • Automotive Lighting	• Secure identity • Tagging	• Secure transactions • Mobile handset • Tablet • Personal computer • Smart metering • White goods & home appliances • Medical/Personal Healthcare • Industrial/ IoT • Consumer/TV/Set top box	• Wireless base stations • Networking • Satellite & CATV infra • Radar • Power supplies • Lighting • Mobile Handsets • Pachinko machines
Selected market leading positions	• #1 in Automotive semiconductors • #1 Can/LIN/ Flex Ray in-vehicle networking • #1 passive keyless entry/ immobilizers • #1 car radio • #2 automotive MCU • #2 audio amplifiers	• #1 e-Government • #1 Transport & Access management • #1 Banking	• #1 I broad based MCU • #1 NFC	• #1 in RF Power • #1 in communication processors
Key OEM and electronic manufacturing services (EMS) end customers	• Becker • Bosch • Continental • Delphi • Fujitsu Ten • Hella • Hyundai • LG • Panasonic • Visteon	• Avery Dennison • China Vision Microelectronic • Chutian Dragon • DNP • Gemalto • Giesecke • Kona • Oberthur • Smartrac • Wuhan/Tianyu Info	• Apple • BBK • HTC • Huawei • LG • Microsoft • Performance Designed Products • Samsung • ZLG Electronics • ZTE	• Apple • Alcatel • Cisco • Ericsson • Huawei • Lite-On • NSN • Philips • Samsung • ZTE

The table above provides a list of our key OEM, ODM and electronic manufacturing services end customers in alphabetical order, based on 2015 revenue, of which some of whom are supplied by distributors. Key distributors across these applications are Arrow, Avnet, Edom, Vitec and WPG.

Automotive. Growth in semiconductor sales to the global automotive market relies on global economic trends, the unit growth of automobiles manufactured and the growth in semiconductor content per vehicle which is being driven by the proliferation of electronic features throughout the vehicle. Among the highest growth applications are advanced driver assistance systems (ADAS), infotainment (information, convenience and connectivity), secure in-vehicle networking and electrified powertrain (hybrid and electric vehicles).

Due to the high degree of regulatory scrutiny and safety requirements, the automotive semiconductor market is characterized by stringent qualification processes, zero defect quality processes, functionally safe design architecture, high reliability, extensive design-in timeframes and long product life cycles which results in significant barriers to entry.

Semiconductor content per vehicle continues to increase due to government regulation for improved safety and emissions, the standardization of higher-end options across a greater number of vehicle classes as well as consumer demand for greater fuel efficiency, advanced safety and multimedia applications. Automotive safety features are evolving from passive safety systems to active safety systems with ADAS such as radar, vision, vehicle-to-vehicle and vehicle-to-infrastructure (V2X) systems. We believe regulatory actions and consumer demand in both the developed and emerging markets should drive the increase in applications such as ADAS, secure connectivity, electronic safety and stability control. Semiconductor content per vehicle is also increasing to address applications such engine management, fuel economy improvement, driver comfort, convenience and user interface. In addition, with the increase in overall semiconductor content in modern automobiles, the demand for secure in-vehicle networking continues to increase as various subsystems communicate within the automobile and with external devices and networks. Data integrity and security hardware features for safeguarding memory, communication and system data are also increasing in importance.

As a result of the Merger, NXP became the largest semiconductor supplier to the automotive industry with strong positions in Car Entertainment, In-Vehicle Networking, Secure Car Access, Chassis & Safety and Powertrain. The combined portfolio is highly complementary, enabling NXP to address a broader scope of complete and complex solutions for our automotive partners. We continue to invest in growth areas including the evolution of the Secure Connected Car, ADAS and other safety and comfort applications.

In Car Entertainment, as a result of the Merger, we are the market leader with the broadest portfolio of products offerings addressing both audio and visual head-end unit applications. Our leadership in audio processing for mid-to-high-end car radio is driven by excellent reception performance as well as high-levels of integration of terrestrial, satellite and digital multi-band tuners. Within the low-end and after-market car radio, our leadership is a result of highly integrated, single-chip radio solutions that offer our customers ease of implementation and lower total cost of ownership. In digital reception, we have developed multi-standard radios based on our software-defined radio implementation. In addition, we provide class-AB and class-D audio amplifiers and power analog products for car entertainment. Our i.MX applications processors, which are developed and brought to market by our Microcontroller and Processor teams, are highly integrated ARM-based application processors with integrated audio, video and graphics capability.

In the In-vehicle Networking market, we are the market leader, having played a defining role in setting in-vehicle networking standards including the CAN, LIN, FlexRay and more recently the two-wire automotive Ethernet standard. We are a leading supplier to major OEMs and continue to drive new system concepts, such as partial networking for enhanced energy efficiency.

In the Secure Car Access market, we are the market leader in two-way secure entry products, and have pioneered the development of next generation passive keyless entry/start with our customers. As a result of our R&D innovations we are a key supplier to almost all major automobile manufacturers for secure access products.

In Chassis & Safety we offer a broad range of sensors and microcontrollers. Our inertial sensors enable vehicle stability control and airbag crash detection while our pressure sensors are well-positioned for continued growth in tire pressure monitoring, occupancy detection and engine control.

In Powertrain, we offer power management solutions which provide the intelligence engine management systems that reduce emissions and improve fuel efficiency. In December 2013, we announced a joint venture with Datang Telecom, targeting the China domestic hybrid and electrical car market. This joint venture became active in April 2014.

In ADAS, we are developing solutions for Radar, Vision and Secure V2X. In 2013, we made a strategic investment in Cohda Wireless, an equipment vendor in the Intelligent Transport Systems (ITS) market with whom we co-operate for V2X solutions. In December 2013, we also announced the intended sale of our Telematics Module business to Telit Communications which closed in March 2014.

We employ our proprietary processes for automotive-grade, high-voltage, RF and non-volatile processes as well as our technology standards and leading edge security IP developed by our Secure Identification Solutions business, to deliver our automotive solutions. We design our products to be compliant with all key global relevant automotive quality standards (such as ISO/TS16949 and VDA6.3).

For the full year 2015, we had High Performance Mixed Signal revenue of $1,342 million in automotive applications, compared to $1,144 million in 2014, which represents a 17.3% year over year increase. According to Strategy Analytics, the total market for automotive semiconductors was $29.8 billion in 2014, and projects it will grow at a compounded annual growth rate of 6.1% between 2014 and 2018.

Secure Identification Solutions (SIS). The SIS business is focused on delivering solutions to address the security and privacy requirements of three specific end market dynamics: (1) the increasing adoption of chip-based banking cards (“Banking”); (2) the increasing usage of high-volume, single-payment platform systems for urban transportation (“Transit—Access”); and (3) the increased need to provide government sponsored products to assure privacy and secure cross-border movement of people (“eGov”).

Nearly all of SIS products consist of multi-functional solutions comprised of passive RF connectivity devices facilitating information transfer from the user document to reader infrastructure; secure, tamper-proof microcontroller devices in which information is securely encrypted (“secure element”); and secure real-time operating system software products to facilitate the encryption-decryption of data, and the interaction with the reader infrastructure systems. Our solutions are developed to assure extreme levels of security of user information, undergoing stringent and continued global governmental and banking certification processes, as well as delivering the highest level of device performance enabling significant throughput and productivity to our customers.

In the banking sector NXP is the market leader in the contact, contactless and dual-interface bank card market. We have innovated and deployed “multi-application” banking solutions which support a combination of payment, transit and access solutions all leveraging a single physical bank card. In the transit and access market, NXP’s MIFARE products are ubiquitous throughout the world, having been deployed in over 750 cities, facilitating the mass transit requirements of over one billion people per day. Additionally our transit and access products are deployed in application such as employee identification for facility access and security. We are also focused on deploying our technology into new emerging market applications such as interactive gaming, theme-park attendee management and supply chain and inventory product management to support high velocity supply chain management. In the eGovernment sector, NXP is a market leader providing solutions for chip-based cross-border passports, drivers-licenses, health cards and other government sponsored identification documents. We have also worked with emerging market government agencies to facilitate government sponsored identity cards which also serve as payment platforms helping the mass-population of under-banked.

For the full year 2015, we had High Performance Mixed Signal revenue of $973 million in SIS, compared to $996 million in 2014, which represents a 2.3% year over year decline. According to ABI Research, the market size for secure identification ICs was $3.5 billion in 2014, and is expected to grow at a compounded annual rate of 6% to $4.5 billion in 2018.

Secure Connected Devices (SCD). The SCD business is focused on delivering solutions to enable the future of connected devices – also known as “Internet of Things” (IoT). We believe the future growth of secure connected devices requires the ability to deliver four fundamental functional capabilities: (1) embedded microcontrollers; (2) connectivity – short range RF and wireless technology (Bluetooth LE, Zigbee, Thread and NFC); (3) security; and (4) sensor—both location and environmental sensors. We see end-markets and applications emerging in the area of Mobile Payments, Smart Home-Health, Smart Cities and Smart Industrial.

The SCD business has a broad portfolio products which we believe enables NXP to successfully compete and deliver all aspects of semiconductor-based technologies for connected devices including microcontrollers, secure mobile transactions solutions and various connectivity solutions.

Post-merger, we are the largest supplier of broad based microcontrollers. We differentiate ourselves versus our competitors with a broad portfolio of products addressing different processing power, connectivity standards, peripherals and security levels depending on customers evolving requirements.

We have a strong position in multi-purpose 32-bit ARM-based microcontrollers serving a broad array of applications. Our portfolio is highly scalable, and is coupled with our extensive software and design tools. This enables our customers to design-in and deploy our MCUs families, leveraging a consistent software development environment. Due to the scalability of our portfolio we are able to help future-proof our customer’s products as their systems evolve, becoming more complex or requiring greater processing capabilities over time. As a result of the Merger, we believe we have the broadest ARM portfolio in the industry.

Our i.MX family of processors are designed in conjunction with a broad suite of additional products including power management solutions, audio codecs, touch sensors and accelerometers to provide full systems solutions across a wide range of operating systems and applications. Our i.MX 6 family of applications processors integrates one, two or four ARM Cortex-A9 cores running up to 1.2 GHz and includes five devices: the single-core i.MX 6Solo and i.MX 6SoloLite, dual-core i.MX 6Dual and i.MX 6DualLite, and quad-core i.MX 6Quad processors. Together, these products provide a family of applications processors featuring software, power and pin compatibility across single, dual and quad core implementations. Software support includes Linux and Android implementations.

We are the market leader in secure mobile transactions. NXP has pioneered and led the development of the ISO standard for Near Field Communications (NFC), which is rapidly emerging as the de facto standard for secure short-range connectivity. In combination with our industry leading SmartMX family of secure element device as well as our secure operating system, NXP has garnered market leadership in the deployment of mobile wallets and mobile payment. Our position leverages our decades long position in cryptography and security in the Banking, Transit – Access and eGov sectors.

Post-merger NXP has a broad and diverse portfolio of connectivity assets, IP and application knowledge which we believe enables us to fulfill our customer’s connectivity requirements for IoT applications, including smart lighting, smart energy, wireless remote controls & switches and healthcare monitoring.

In February 2015 we acquired Quintic, which brought assets and IP to broaden our connectivity portfolio. Specifically, Quintic is an innovator in the area of Bluetooth Low Energy (BTLE), a key connectivity standard for IoT devices.

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

Our personal healthcare revenue is generated by our hearing aid products, which leverage our proprietary, ultra-low power Coolflux – brand of DSP devices, our low power audio IC design capabilities and our magnetic induction radio technology. We design customer-specific ICs for major hearing aid OEMs, and many of these customers fund our product development efforts.

Our overall High Performance Mixed Signal revenue in the SCD business was $1,261 million in 2015, compared to $1,028 million in 2014, which represents a 22.7% year over year growth. We estimate the worldwide market for Microcontrollers 32-bit was $7.4 billion in 2014, and we expect a compounded annual growth rate of 8.8% between 2014 and 2018.

Our leadership in secure/smartcard Microcontrollers and the combined Freescale and NXP position in the non-secure Microcontrollers outside Automotive creates a number one position in broad based Microcontrollers.

Secure Interfaces and Infrastructure (SI&I). Our SI&I businesses consist of: Digital Networking Processors, Secure Interface and System Management Products, High-performance RF Power-Amplifiers (HPRF) and Smart Antennae solutions.

As a result of the Merger, NXP became a significant participant in the communications infrastructure market. Our communications processors are programmable semiconductors that perform tasks related to control and management of digital data, as well as network interfaces. They are designed to handle tasks related to data transmission between nodes within a network, the manipulation of that data upon arrival at its destination and protocol conversion. Our product portfolio includes 32-bit and 64-bit offerings ranging from a single core to 28- and 45-nanometer multicore QorIQ communications processors. Wireless-infrastructure processors combine communication processors with DSP functionality and specific wireless acceleration technology. Our portfolio of secure wireless-infrastructure processors targets small cells and macro base stations. These products perform baseband processing and support multiple cellular-network air-interfaces such as LTE-Advanced, TD-LTE, LTE, HSPA+, TD-SCDMA, and CDMA2000K. Used by leading original equipment manufacturers (OEMs) worldwide, our broad portfolio of wireless-infrastructure and communications processors satisfies wireless infrastructure requirements.

We are major supplier in the highly fragmented interface and system management products. Our products address many interface standards and we serve various applications across the mobile, computing, industrial, consumer and automotive markets. We have broad product portfolios including UARTs. Bridges-devices, I 2 C, SPI, LED-lighting controllers, low power real-time clocks and watch ICs, HDMI switches and transceivers, and display port multiplexers. Our core competency is the ability to deliver products that manage high speed data and system voltage over the same interface. We generate a large part of our revenue by selling products to a very broad customer base, which we serve through our distribution channel. We have successfully engaged with leading OEMs to drive semi-custom products which in turn allow us to refine and accelerate our innovation and product roadmaps. We are engaged in development activities and standard setting initiatives with many of the innovation leaders in each of these markets. Key growth drivers will be the adoption rate of new high-speed interface standards such as USB type-C.

We are also active in high efficiency AC-DC power conversion ICs for notebook personal computers. Our strength in AC-DC power conversion is based on our leading edge high-voltage power analog process technologies and engineering capabilities in designing high efficiency power conversion products. Due to worldwide conservation efforts, many countries, states and local governments have adopted regulations that increase the demand for higher power efficiency solutions in computing and consumer applications, especially in power conversion.

We are the market leader in HPRF power amplifiers for markets, such as mobile base stations, wireless connectivity, satellite and CATV infrastructure and receivers, industrial applications, and to a lesser extent the military and aerospace markets. We are engaged with the majority of the largest customers in mobile base stations and in several other application areas.

Both Freescale and NXP prior to the Merger were the main suppliers into the HPRF power amplifier market. As a result of the Merger, NXP was required to sell its HPRF business. On December 7, 2015 NXP completed the divestment of our RF Power business to JAC Capital.

We have an emerging business offering Smart Antennae solutions based on Low Noise Amplifier (LNA) technology. We engage and sell our Smart Antennae solutions to varied customers in the mobile, consumer electronics and cable television infrastructure markets.

Our overall revenue in these businesses was $1,144 million in 2015 versus $1,040 million in 2014, which represents an increase of 10.0% year over year.

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

Our key product applications, markets and customers are described in the table below.

Key Products	• SS Transistors and Diodes • SS MOS • Power MOS • Bipolar Power Transistors • Thyristors • Rectifiers
• Interface protection devices • General Purpose Logic
Key OEM and electronic manufacturing services (EMS) end customers	• Apple • BBK • Bosch • Continental • Delphi • Delta Electronics • Huawei • LG • Philips • Samsung

The table above provides a list of our key OEM and electronic manufacturing services end customers in alphabetical order, based on 2015 revenue, of which some of whom are supplied by distributors. Key distributors across these applications are Arrow, Avnet, Future and WPG.

In 2015, our Standard Products business generated net revenue of $1,241 million, compared to $1,275 million in 2014, which represents a 2.7% year over year decline.

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

During 2015, we introduced a new range of Automotive Power MOSFET products in our Trench 6 manufacturing process.

We estimate that the market for discretes, excluding RF & Microwave, was $20 billion in 2014 and is expected to stay flat, between 2014 and 2018.

Additionally, the Standard Products segment also includes Standard Logic ICs. We have the number two position in Standard Logic IC markets based on worldwide revenue for 2014, which we deploy in a large number of our High Performance Mixed Signal solutions. We offer several product families for low-voltage applications in communication equipment, personal computers, personal computer peripherals and consumer and portable electronics. Our 3V and 5V families hold a leading share of the logic market. We continue to expand into the higher margin product range in this business by expanding, among others, our switches and translators (or custom logic) portfolio and optimizing our manufacturing. We estimate the worldwide Standard Logic market at $1.5 billion in 2014, and is estimated to grow with compound annual rate of 4.3% between 2014 and 2018.

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

Our front-end manufacturing facilities use a broad range of production processes and proprietary design methods, including CMOS, bipolar, bipolar CMOS (“BiCMOS”) and double-diffused metal on silicon oxide semiconductor (“DMOS”) technologies. Our wafer fabs produce semiconductors with line widths ranging from 90 nanometers to 3 microns for integrated circuits and 0.5 microns to greater than 4 microns for discretes. This broad technology portfolio enables us to meet increasing demand from customers for system solutions, which require a variety of technologies.

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

The following table shows selected key information with respect to our major front-end and back-end facilities:

Site	Ownership	Wafer sizes used	Line widths used (vm)	Technology/Products
			(Microns)
Front-end(1)
Singapore(2)	61.2%	8”	0.14-0.25	CMOS
Nijmegen, the Netherlands	100%	8”	0.14-0.80	CMOS, BiCMOS, LDMOS
Hamburg, Germany	100%	6”/8”	0.5-3.0	Discretes
Manchester, United Kingdom	100%	6”	0.5	Power discretes
Oak Hill, Austin, US	100%	8”	0.25	CMOS, BiCMOS, Sensors, LDMOS, HDTMOS, PowerCMOS
Chandler, US	100%	8”	0.25-0.50	CMOS, eNVM, PowerCMOS
Austin Technology and Manufacturing Center, US	100%	8”	0.09-0.18	CMOS, eNVM, PowerCMOS, Advanced CMOS, SoC
Back-end(3)
Kaohsiung, Taiwan	100%	—	—	NFC, Automotive Car-access, Micro-controllers
Bangkok, Thailand	100%	—	—	Automotive In-Vehicle Networking and Sensors, Banking and e-Passport modules, Standard Logic
Guangdong, China	100%	—	—	Discrete devices and Standard Logic
Seremban, Malaysia	100%	—	—	Discrete devices and Standard Logic
Cabuyao, Philippines	100%	—	—	Power discrete and Automotive Sensors
Kuala Lumpur, Malaysia	100%	—	—	Micro-processors, Micro-controllers, Power Management, Analog and Mixed Signal, RF devices
Tianjin, China	100%	—	—	Micro-controllers, Automotive MCU, Analog and Sensors

(1)	In front-end we entered into a joint venture with JAC Capital for the Bipolar products in which we currently hold a 49% interest. The Jilin front end fab transferred into this JV.
(2)	Joint venture with TSMC; we are entitled to 60% of the joint venture’s annual capacity.
(3)	In back-end manufacturing we entered into a joint venture with ASE in Suzhou, China (ASEN), in which we currently hold a 40% interest.

We use a large number of raw materials in our front- and back-end manufacturing processes, including silicon wafers, chemicals, gases, lead frames, substrates, molding compounds and various types of precious and other metals. Our most important raw materials are the raw, or substrate, silicon wafers we use to make our semiconductors. We purchase these wafers, which must meet exacting specifications, from a limited number of suppliers in the geographic region in which our fabrication facilities are located. At our wholly owned fabrication plants, we use raw wafers ranging from 6 inches to 8 inches in size. Our SSMC wafer fab facility, which produces 8 inch wafers, is jointly owned by TSMC and ourselves. We are leveraging our experience in that fab facility in optimizing our remaining wholly owned Nijmegen and Hamburg wafer fabs. The Merger has added multiple 8 inch fabs for production of a wide portfolio of analog, mixed signal and processors products and this large scale and knowledge base will enable us to further optimize processes. Our other remaining fabs are small and are focused exclusively on manufacturing power discretes. Emerging fabrication technologies employ larger wafer sizes and, accordingly, we expect that our production requirements will in the future shift towards larger substrate wafers.

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

Our sales and marketing strategy focuses on deepening our relationship with our top OEMs and electronic manufacturing service customers and distribution partners and becoming their preferred supplier, which we believe assists us in reducing sales volatility in challenging markets. We have long-standing customer relationships with most of our customers. Our 10 largest OEM end customers, some of whom are supplied by distributors, in alphabetical order, are Apple, Bosch, Ericsson, Continental, Gemalto, Giesecke/ Devrient, Huawei,LG, Samsung and ZTE. When we target new customers, we generally focus on companies that are leaders in their markets either in terms of market share or leadership in driving innovation. We also have a strong position with our distribution partners being the number two semiconductor supplier (other than microprocessors and memory ICs) through distribution worldwide. Our 3 largest distribution partners are Arrow, Avnet and WPG.

Our revenue is primarily the sum of our direct sales to original equipment manufacturers, or OEMs, plus our distributors’ resale of NXP products. Two distributors accounted for more than 10% of total 2015 revenue: WPG accounted for 14% of our revenue in 2015, 13% in 2014 and 11% in 2013. Avnet accounted for 14% of our revenue in 2015 and 13% of our revenue in 2014. No other distributor accounted for more than 10% of our revenue in 2015, 2014 or 2013. No individual OEM for which we had direct sales to accounted for more than 10% of revenue in 2015, 2014 or 2013.

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

Our key competitors in alphabetical order include Analog Devices Inc., Atmel Corporation, Broadcom, Cavium, Diodes, Fairchild Semiconductors, Infineon, Intel, Linear Technology, Maxim Integrated Products, Renesas, ON Semiconductor Corporation, Power Integrations, ROHM, Silicon Laboratories, STMicroelectronics and Texas Instruments.

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

Legal Proceedings

The information set forth under the “Litigation” caption of note 16 of our notes to the Consolidated Financial Statements included in Part III, Item 18 of this Report is incorporated herein by reference. For additional discussion of certain risks associated with legal proceedings, see Part I, Item 3D. Risk Factors above.

Environmental Regulation

The information set forth under the “Environmental remediation” caption of note 16 of our notes to the Consolidated Financial Statements included in Part III, Item 18 of this Report is incorporated herein by reference. For additional discussion of certain risks associated with environmental regulation, see Part I, Item 3D. Risk Factors above.

C. Organizational Structure

A list of our significant subsidiaries, including name, country of incorporation or residence and proportion of ownership interest and voting power is provided as “Exhibit 21.1” under Part III, Item 19. Exhibits and is incorporated herein by reference.

CORPORATE STRUCTURE

The following chart reflects our corporate structure as of December 31, 2015.

(1)	For a more detailed description of our Long-Term Incentive Plans see the discussion set forth under “Share Based Compensation Plans” contained in this Report in Part I, Item 6B. Compensation.
(2)	As of December 31, 2015, we had $1,150 million aggregate principal amount of 2019 Cash Convertible Senior Notes outstanding.
(3)	As of December 31, 2015, no borrowings outstanding under the New RCF Agreement.
(4)	As of December 31, 2015, we had $3,483 million aggregate principal amount outstanding under the Term Loans.
(5)	As of December 31, 2015, we had $3,250 million aggregate principal amount of Unsecured Notes outstanding.
(6)	As of December 31, 2015, we had $1,460 million aggregate principal amount of Secured Notes outstanding.
(7)	This list of material subsidiaries includes the subsidiaries that are guarantors under our New RCF Agreement and our New Secured Term Credit Agreement. Other subsidiaries provide a guarantee under certain of our other outstanding indebtedness. See Item 5, B. Liquidity and Capital Resources, under the captions 2015 Financing Activities, 2014 Financing Activities and 2013 Financing Activities.

D. Property, Plant and Equipment

NXP uses 136 sites in 32 countries with approximately 14.0 million square feet of total owned and leased building space of which 10.6 million square feet is owned property.

The following table sets out our principal real property holdings as of December 31, 2015:

Location	Use	Owned/leased	Building space (square feet)
Eindhoven, the Netherlands	Headquarters	Leased	152,666
Hamburg, Germany	Manufacturing	Owned	749,609
Nijmegen, the Netherlands	Manufacturing	Owned	1,515,550
Singapore	Manufacturing	Owned	738,877
Bangkok, Thailand	Manufacturing	Owned	516,022
Cabuyao, Philippines	Manufacturing	Owned	494,656
Kaohsiung, Taiwan	Manufacturing	Owned	636,395
Manchester, United Kingdom	Manufacturing	Owned	264,340
Guangdong, China	Manufacturing	Leased	927,569
Tianjin, China	Manufacturing	Owned	446,687
Seremban, Malaysia	Manufacturing	Owned	321,174
Kuala Lumpur, Malaysia	Manufacturing	Owned	834,208
Chandler, United States	Manufacturing	Owned	1,173,196
Austin (Oak Hill), United States	Manufacturing	Owned	1,510,938
Austin (Ed Bluestein), United States	Manufacturing	Owned	1,243,925

Areas which are not fully closed are not considered as buildings (eg. sport fields, parking space). If it is not possible to differentiate between production facility and offices in the same building all is considered manufacturing.

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

The methods, estimates, and judgments that we use in applying our accounting policies have a significant impact on the results that we report in our consolidated financial statements. Some of our accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates regarding matters that are inherently uncertain. Our most critical accounting estimates include:

•	the valuation of inventory, which impacts gross margin;

•	the assessment of recoverability of goodwill, identified intangible assets and tangible fixed assets, which impacts gross margin or operating expenses when we record asset impairments or accelerate their depreciation or amortization;

•	revenue recognition, which impacts our results of operations;

•	the recognition of current and deferred income taxes (including the measurement of uncertain tax positions), which impacts our provision for income taxes;

•	the assumptions used in the determination of postretirement benefit obligations, which impacts operating expenses;

•	the assumptions used in the determination of share based compensation, which impacts gross margin and operating expenses; and

•	the recognition and measurement of loss contingencies, which impacts gross margin or operating expenses when we recognize a loss contingency or revise the estimates for a loss contingency.

In the following section, we discuss these policies further, as well as the estimates and judgments involved.

Inventories

Inventories are valued at the lower of cost or market. We regularly review our inventories and write down our inventories for estimated losses due to obsolescence. This allowance is determined for groups of products based on sales of our products in the recent past and/or expected future demand. Future demand is affected by market conditions, technological obsolescence, new products and strategic plans, each of which is subject to change with little or no forewarning. In estimating obsolescence, we utilize information that includes projecting future demand.

The need for strategic inventory levels to ensure competitive delivery performance to our customers are balanced against the risk of inventory obsolescence due to rapidly changing technology and customer requirements.

The change in our reserves for inventories was primarily due to the normal review and accrual of obsolete or excess inventory. If actual future demand or market conditions are less favorable than those projected by our management, additional inventory write-downs may be required.

Goodwill

Goodwill is required to be tested for impairment at least annually or sooner whenever events or changes in circumstances indicate that the assets may be impaired. Such events or changes in circumstances can be significant changes in business climate, operating performance or competition, or upon the disposition of a significant portion of a reporting unit. A significant amount of judgment is involved in determining if an indicator of impairment has occurred between annual test dates. This impairment review compares the fair value for each reporting unit containing goodwill to its carrying value. Determining the fair value of a reporting unit involves the use of significant estimates and assumptions, including projected future cash flows, discount rates based on weighted average cost of capital and future economic and market conditions. We base our fair-value estimates on assumptions we believe to be reasonable. Actual cash flow amounts for future periods may differ from estimates used in impairment testing.

For the annual impairment assessment in 2015, we determined that for each of our reporting units, it was more likely than not that the fair value of the reporting units exceeded the carrying value. During the fourth quarter of each of the prior two fiscal years, we have completed our annual impairment assessments and concluded that goodwill was not impaired in any of these years.

Impairment or disposal of identified intangible assets and tangible fixed assets

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

The assumptions and estimates used to determine future values and remaining useful lives of our intangible and other long-lived assets are complex and subjective. They can be affected by various factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our forecasts for specific product lines. In 2015, we recognized disposals of intangibles relative to our sale of the Bipolar and RF Power Businesses. No impairment or disposal of identified intangible assets and tangible fixed assets were required to be recognized in 2014 and 2013.

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

For sales to distributors, revenue is recognized upon sale to the distributor (sell-in accounting). We record reductions to sales associated with reserves for allowances for collectability, discounts, price protection, product returns and distributor incentive programs at the time the related sale is recognized. The establishment of such reserves is dependent on a variety of factors, including contractual terms, analysis of historical data, current economic conditions, industry demand and both the current and forecasted pricing environments. The process of evaluating these factors is highly subjective and requires significant estimates, including, but not limited to, forecasted demand, returns, pricing assumptions and inventory levels. In future periods, additional provisions may be necessary due to a deterioration in the semiconductor pricing environment, reductions in anticipated demand for semiconductor products and/or lack of market acceptance for new products. If these factors result in a significant adjustment to our reserves, they could significantly impact our future operating results.

Distributor reserves estimate the impact of credits granted to distributors under certain programs common in the semiconductor industry whereby distributors receive certain price adjustments to meet individual competitive opportunities, or are allowed to return or scrap a limited amount of product in accordance with contractual terms agreed upon with the distributor, or receive price protection credits when our standard published prices are lowered from the price the distributor paid for product still in its inventory. The Company’s policy is to use a rolling historical experience rate, as well as a prospective view of products and pricing in the distribution channel for distributors who participate in our volume rebate incentive program, in order to estimate the proper provision for this program at the end of any given reporting period. We continually monitor the actual claimed allowances against our estimates, and we adjust our estimates as appropriate to reflect trends in pricing environments and inventory levels. Distributor reserves are also adjusted when recent historical data does not represent anticipated future activity.

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

The income tax benefit from an uncertain tax position is recognized only if it is more likely than not that the tax position will be sustained upon examination by the relevant taxing authorities. The income tax benefit recognized is measured based on the largest benefit that is more than 50% likely to be realized upon resolution of the uncertainty. Unrecognized tax benefits are presented as a reduction to the deferred tax asset for related net operating loss carryforwards, unless these would not be available, in which case the uncertain tax benefits are presented together with the related interest and penalties as a liability, under accrued liabilities and other non-current liabilities based on the timing of the expected payment. Penalties are recorded as income tax expense, whereas interest is reported as financial expense in the statement of operations.

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

In calculating obligation and expense, the Company is required to select actuarial assumptions. These assumptions include discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs determined based on current market conditions, historical information and consultation with and input from our actuaries. Changes in the key assumptions can have a significant impact to the projected benefit obligations, funding requirements and periodic pension cost incurred. A sensitivity analysis is provided in note 14, “Postretirement Benefit Plans”.

The Company determines the fair value of plan assets based on quoted prices or comparable prices for non-quoted assets. For a defined-benefit pension plan, the benefit obligation is the projected benefit obligation; for any other postretirement defined benefit plan it is the accumulated postretirement benefit obligation.

Share-based compensation

We recognize compensation expense for all share-based awards based on the grant-date estimated fair values, net of an estimated forfeiture rate. We use the Black-Scholes option pricing model to determine the estimated fair value for certain awards. Share-based compensation cost for restricted share units (“RSU“s) with time-based vesting is measured based on the closing fair market value of our common stock on the date of the grant, reduced by the present value of the estimated expected future dividends, and then multiplied by the number of RSUs granted. Share-based compensation cost for performance-based share units (“PSU“s) granted with performance or market conditions is measured using a Monte Carlo simulation model on the date of grant.

Our valuation models and generally accepted valuation techniques require us to make assumptions and to apply judgment to determine the fair value of our awards. These assumptions and judgments include estimating the volatility of our stock price, expected dividend yield, employee turnover rates and employee stock option exercise behaviors. Due to the lack of extensive history as a public company, the computation of the expected volatility assumptions used in the Black-Scholes calculations for grants was based on historical volatilities and implied volatilities of our peer group companies. When establishing the expected life assumption, we used the ‘simplified’ method prescribed in ASC Topic 718 for companies that do not have adequate historical data. The risk-free interest rate is measured as the prevailing yield for a U.S. Treasury security with a maturity similar to the expected life assumption. We also estimate a forfeiture rate at the time of grant and revise this rate in subsequent periods if actual forfeitures or vesting differ from the original estimates.

We evaluate the assumptions used to value our awards on a quarterly basis. If factors change and we employ different assumptions, share-based compensation expense may differ significantly from what we have recorded in the past. If there are any modifications or cancellation of the underlying unvested securities, we may be required to accelerate, increase or cancel any remaining unearned share-based compensation expense.

Litigation and claims

We are regularly involved as plaintiffs or defendants in claims and litigation relating to matters such as commercial transactions and intellectual property rights. In addition, our divestments sometimes result in, or are followed by, claims or litigation by either party. From time to time, we also are subject to alleged patent infringement claims. We rigorously defend ourselves against these alleged patent infringement claims. There can be no assurance that the Company’s accruals will be sufficient to cover the extent of its potential exposure to losses. Historically, legal actions have not had a material adverse effect on the Company’s business, results of operations or financial condition.

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

Use of Certain Non-GAAP Financial Measures

Net debt is a non-GAAP financial measure and represents total debt (short-term and long-term) after deduction of cash and cash equivalents. Management believes this measure is an appropriate reflection of our net leverage.

We understand that, although net debt is used by investors and securities analysts in their evaluation of companies, this concept has limitations as an analytical tool and it should not be used as an alternative to any other measure in accordance with U.S. GAAP.

A. Operating Results

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Results of Operations

The following table presents the composition of operating income for the years ended December 31, 2015 and 2014.

($ in millions, unless otherwise stated)	2015	2014
Revenue	6,101	5,647
% nominal growth	8.0	17.3
Gross profit	2,787	2,640
Research and development	(890)	(763)
Selling, general and administrative (SG&A)	(922)	(686)
Amortization of acquisition-related intangible assets	(223)	(152)
Other income (expense)	1,263	10

Operating income	2,015	1,049

Revenue

The following table presents revenue by segment for the years ended December 31, 2015 and 2014.

	2015		2014
($ in millions, unless otherwise stated)	Revenue	% nominal growth	Revenue	% nominal growth
High Performance Mixed Signal (“HPMS”)	4,720	12.2	4,208	19.1
Standard Products (“SP”)	1,241	(2.7)	1,275	11.4
Corporate and Other	140	(14.6)	164	19.7

Total	6,101	8.0	5,647	17.3

Revenue increased by $454 million to $6,101 million in 2015 compared to $5,647 million in 2014, a nominal increase of 8.0%. The increase was driven by growth in our HPMS segment, offset by a decrease in SP and Corporate and Other.

Our HPMS segment saw an increase in revenue of $512 million to $4,720 million in 2015 compared to $4,208 million in 2014. The increase was primarily driven by the acquisition of Freescale and the inclusion of their activity from December 7, 2015, onward, increased demand in Secure Connected Devices with the ramp up of mobile transactions in high-end smartphone and tablet platforms and increased demand in Automotive, driven mainly by car entertainment products. These increases were partially offset by the divestment of RF Power on December 7, 2015. Our Secure Identification Solutions business remained essentially flat year on year.

Revenue for our SP segment decreased by $34 million to $1,241 million in 2015, compared to $1,275 million in 2014. The decrease was primarily due to decreased demand in general applications.

Revenue for Corporate and Other amounted to $140 million in 2015, compared to $164 million in 2014 and mainly related to our manufacturing operations.

Gross Profit

The following table presents gross profit by segment for the years ended December 31, 2015 and 2014.

	2015		2014
($ in millions, unless otherwise stated)	Gross Profit	% of segment revenue	Gross Profit	% of segment revenue
HPMS	2,367	50.1	2,253	53.5
SP	417	33.6	382	30.0
Corporate and Other	3	2.1	5	3.0

Total	2,787	45.7	2,640	46.8

Gross profit in 2015 was $2,787 million, or 45.7% of revenue compared to $2,640 million, or 46.8% of revenue in 2014, an increase of $147 million. Our gross profit is heavily influenced by customer mix, product mix and manufacturing costs.

Our HPMS segment had a gross profit of $2,367 million, or 50.1% of revenue in 2015, compared to $2,253 million, or 53.5% of revenue in 2014. The decrease in the gross profit percentage of 3.4 points as a percentage of revenue was primarily driven by the impact of purchase accounting on inventory of $149 million and property, plant and equipment of $15 million, as a result of the merger with Freescale.

Gross profit in our SP segment was $417 million, or 33.6% of revenue in 2015, compared to $382 million, or 30.0% of revenue in 2014. The increase in the gross profit percentage of 3.6 points was primarily driven by a more beneficial product mix and improved manufacturing costs.

Operating Expenses

The following table presents operating expenses by segment for the years ended December 31, 2015 and 2014.

	2015		2014
($ in millions, unless otherwise stated)	Operating expenses	% of segment revenue	Operating expenses	% of segment revenue
HPMS	1,674	35.5	1,278	30.4
SP	223	18.0	262	20.5
Corporate and Other	138	—	61	—

Total	2,035	33.4	1,601	28.4

The following table below presents the composition of operating expenses by line item in the statement of operations.

($ in millions, unless otherwise stated)	2015	2014
Research and development	890	763
Selling, general and administrative	922	686
Amortization of acquisition-related intangible assets	223	152

Operating expenses	2,035	1,601

Operating expenses were $2,035 million, or 33.4% of revenue in 2015, compared to $1,601 million, or 28.4% of revenue in 2014, an increase of $434 million, or an increase of 5.0 points as a percentage of revenue. The increase in operating expenses was primarily due to the acquisition of Freescale: the inclusion of their activity from December 7, 2015 onward and the related amortization of acquisition related intangibles of $105 million, the restructuring charge of $226 million, the charge for the acceleration of share-based compensation costs of $49 million for employees terminated in relation to the Merger and $42 million of merger-related costs.

In our HPMS segment, operating expenses amounted to $1,674 million, or 35.5% of revenue in 2015, compared to $1,278 million, or 30.4% of revenue in 2014. The increase was primarily driven by the acquisition of Freescale—the inclusion of their activity from December 7, 2015 onward and the related amortization of acquisition related intangibles of $105 million, the restructuring charge of $226 million and the charge for the acceleration of share-based compensation costs of $49 million for employees terminated in relation to the Merger.

Operating expenses in our SP segment decreased to $223 million, or 18.0% of revenue in 2015 compared to $262 million or 20.5% of revenue in 2014. The decrease in operating expenses was mainly driven by a strong focus on cost control to compensate for the decrease in revenue.

Operating expenses in Corporate and Other increased by $77 million to $138 million in 2015 compared to $61 million in 2014. The increase compared to the prior year period was primarily due to merger-related costs in connection with the acquisition of Freescale as noted above.

Restructuring Charges

Total restructuring and restructuring related costs amounted to $264 million in 2015 compared to $57 million in 2014.

In 2015, restructuring charges included employee severance costs of $239 million, and other exit costs of $27 million. The majority of these costs related to the acquisition of Freescale.

In 2014, we had restructuring charges, which related to a workforce reduction charge as a result of redundancy at our ICN 8 wafer fab in Nijmegen of $16 million and at our wafer fab in Hamburg of $5 million. The remaining restructuring and restructuring related costs were for the cumulative impact of specific targeted actions.

Other Income (Expense)

The following table presents other income (expense) for the years ended December 31, 2015 and 2014.

($ in millions, unless otherwise stated)	2015	2014
Other income (expense)	1,263	10

Other income (expense) reflects income of $1,263 million for 2015 compared to $10 million of income in 2014. Included in 2015 is the gain on the sale of NXP’s Bipolar Power business line and RF Power business to JAC Capital in the fourth quarter average of 2015. We established a 49% owned joint venture (JV) with JAC Capital to combine NXP’s advanced technology from its Bipolar Power business line with JAC Capital’s connections in the Chinese manufacturing network and distribution channels. The results of the Bipolar Power business were previously consolidated in the reportable segment SP. The new joint venture will be reported in Corporate and Other going forward. The results of the RF Power business were previously consolidated in the reportable segment HPMS.

Financial Income (Expense)

($ in millions)	For the years ended December 31,
	2015	2014
Interest income	6	3
Interest expense	(227)	(158)
Foreign exchange rate results	(193)	(246)
Net gain (loss) on extinguishment of debt	—	(3)
Change in fair value of the warrant liability	(31)	(2)
Other	(84)	(64)

Total	(529)	(410)

Financial income (expense) was an expense of $529 million in 2015, compared to an expense of $410 million in 2014. In 2015, financial income (expense) included a loss of $193 million as a result of changes in foreign exchange rates mainly applicable to the re-measurement of our U.S. dollar-denominated notes and short-term loans, which reside in a euro functional currency entity, compared to a loss of $246 million in 2014. Net interest expense amounted to $221 million in 2015 compared to $155 million in 2014. The increase in net interest expense was due to interest on our outstanding Term Loans, the Cash Convertible Senior Notes and the Secured Notes that we assumed in the acquisition of Freescale, together with the amortization of related debt issuance costs and the accretion of the debt discount on the newly issued Term Loan B and on the Cash Convertible Senior Notes. Starting in 2016, we expect to incur significantly higher aggregate interest expense due to the full annual effect of the borrowings we incurred to acquire Freescale, including the impact of purchase accounting on such debt. The related debt issuance costs will be charged to interest expense using the effective interest method over the respective borrowing terms. The change in fair value of the warrant liability, an expense of $31 million, resulted from the mark-to-market adjustment on the Warrant liability due to the increase in NXP’s share price over the 12-month period (2014: $2 million). In 2015, other included expenses of $71 million related to the financing activities for the acquisition of Freescale. As of January 1, 2016, as a result of the acquisition of Freescale, NXP has concluded that the functional currency of the holding company is USD. Beginning from January 1, 2016, the warrants will now be classified in stockholders’ equity, and mark-to-market accounting will no longer be applicable. In addition our U.S. dollar-denominated notes and short-term loans will no longer need to be re-measured.

Benefit (Provision) for Income Taxes

The effective tax rate was (7.0)% for 2015 compared with 6.3% for 2014. Our effective tax rate reflects the impact of our earnings being taxed in foreign jurisdictions at rates below the Netherlands statutory rate of 25.0%, and the relative mix of income and losses in these foreign jurisdictions including those where a full valuation allowance is recorded, in addition to tax incentives in certain jurisdictions. We recognized a benefit from income taxes of $104 million in 2015 compared with a provision for income taxes of $40 million in 2014. In 2015 we recognized a benefit from income taxes compared to a tax expense in 2014 due to increased tax benefits for R&D tax allowances & incentives, tax benefits from a change in the valuation allowance and the impact of purchase accounting on intangible assets in relation to the acquisition of Freescale.

Results Relating to Equity-accounted Investees

Results relating to the equity-accounted investees amounted to a gain of $9 million in 2015, compared to a gain of $8 million in 2014.

Non-controlling Interests

Non-controlling interests are related to the third party share in the results of consolidated companies, predominantly SSMC. Their share of non-controlling interests amounted to a profit of $73 million in 2015, compared to a profit of $68 million in 2014.

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

Our HPMS segment saw an increase in revenue of $675 million to $4,208 million in 2014 compared to $3,533 million in 2013. The increase was primarily driven by increased demand in all four business lines—Automotive, Identification, Infrastructure & Industrial and Portable & Computing. The increase in Automotive was driven by our In-Vehicle Networking products. The increase in Identification was primarily driven by our embedded secure solutions associated with the ramp up of mobile transactions used in high-end smartphone and tablet platforms and continued demand for banking dual-interface cards. The increase in Infrastructure & Industrial was mainly in RF Power, in connection with the roll out of 4G base stations. The increase in Portable & Computing was driven by our microcontrollers and interface products.

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

The table below summarizes the PPA effects for the years ended December 31, 2015 and 2014 on operating income (loss) by segment.

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

The decrease in PPA effects results in part from certain items becoming fully amortized during the course of 2014.

Financial Income (Expense)

($ in millions)	For the years ended December 31,
	2014	2013
Interest income	3	3
Interest expense	(158)	(214)
Foreign exchange rate results	(246)	62
Net gain (loss) on extinguishment of debt	(3)	(114)
Other	(6)	(11)

Total	(410)	(274)

Financial income (expense) was an expense of $410 million in 2014, compared to an expense of $274 million in 2013. Extinguishment of debt in 2014 amounted to a loss of $3 million compared to a loss of $114 million in 2013. In 2014, financial income (expense) included a loss of $246 million as a result of changes in foreign exchange rates mainly applicable to re-measurement of our U.S. dollar-denominated notes and short-term loans, which reside in a euro functional currency entity, compared to a gain of $62 million in 2013. The net interest expense amounted to $155 million in 2014 compared to $211 million in 2013. This was mainly attributable to a lower average interest rate on our long-term debt of 3.9% in 2014 compared to 5.2% in 2013.

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

B. Liquidity and Capital Resources

Liquidity and Capital Resources

As of December 31, 2015, our cash balance was $1,614 million, of which $485 million was held by SSMC, our consolidated joint venture company with TSMC. Under the terms of our joint venture agreement with TSMC, a portion of this cash can be distributed by way of a dividend to us, but 38.8% of the dividend will be paid to our joint venture partner. In 2015, a dividend of $130 million was distributed, of which $50 million was distributed to the joint venture partner.

Taking into account the available undrawn amount under the New RCF Agreement, we had access to $2,214 million of liquidity as of December 31, 2015.

Our capital expenditures were $341 million in 2015, compared to $329 million in 2014.

The total amount of cash used for financing activities amounted to $449 million.

As of December 31, 2015, we had an undrawn availability of $600 million remaining under the New RCF Agreement.

For the year ended December 31, 2015, we incurred total net interest expense of $221 million compared to $155 million during 2014. The weighted average interest rates on our debt instruments as of December 31, 2015 and December 31, 2014 were 3.9% and 3.3%, respectively.

We repurchased 5.3 million of our common stock pursuant to our share buyback program during 2015 at a weighted average price of $88.93 per share.

Our sources of liquidity include cash on hand, cash flow from operations and amounts available under the New RCF Agreement. We believe that, based on our current level of operations as reflected in our results of operations for the year ended December 31, 2015, these sources of liquidity will be sufficient to fund our operations, capital expenditures, and debt service for at least the next twelve months.

From time to time, we engage in discussions with third parties regarding potential acquisitions of, or investments in, businesses, technologies and product lines, such as our recent acquisition Freescale. Any such transaction could require significant use of our cash and cash equivalents, or require us to arrange for new debt and equity financing to fund the transaction. Our ability to make scheduled payments or to refinance our debt obligations depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions. In the future, we may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay principal, premium, if any, and interest on our indebtedness. Our business may not generate sufficient cash flow from operations, or we may not have enough capacity under the New RCF Agreement, or from other sources in an amount sufficient to enable us to repay our indebtedness, including the New RCF Agreement, the Term Loans, the Secured Notes, the Unsecured Notes or to fund our other liquidity needs, including working capital and capital expenditure requirements. In any such case, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness. See Part I, Item 3D. Risk Factors.

Cash Flow from Operating Activities

In 2015 our operating activities provided $1,330 million in cash. This was primarily the result of net income of $1,599 million and changes in operating assets and liabilities of $56 million. Net income includes non-cash items, such as the gain on the sale of assets of $1,263 million, depreciation and amortization of $517 million and share-based compensation of $216 million.

In 2014 our operating activities provided $1,468 million in cash. This was primarily the result of net income of $607 million and changes in operating assets and liabilities of $82 million. Net income includes non-cash items, such as depreciation and amortization, of $778 million.

In 2013 our operating activities provided $891 million in cash. This was primarily the result of net income of $415 million and changes in operating assets and liabilities of $155 million. Net income includes non-cash items, such as depreciation and amortization, of $628 million.

Cash Flow from Investing Activities

Net cash used for investing activities amounted to $430 million in 2015 and principally consisted of cash outflows for purchases of interests in business (net of cash) of $1,692 million, capital expenditures of $341 million and $12 million for the purchase of identified intangible assets, mainly related to the purchase of software offset by proceeds of $1,605 million from the sale of business (net of cash).

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

Cash Flow from Financing Activities

Net cash used for financing activities was $449 million in 2015, $554 million in 2014 and $598 million in 2013. The cash flows related to financing transactions in 2015, 2014 and 2013 are primarily related to the financing activities described below under the captions 2015 Financing Activities, 2014 Financing Activities and 2013 Financing Activities, respectively.

In addition to the financing activities described below, net cash used for financing activities by year included:

	Year ended December 31,
	2015	2014	2013
Net (repayments) borrowings under revolving credit facility	—	(150)	(80)
Proceeds from the sale of warrants	—	134	—
Cash paid for Notes hedge derivatives	—	(208)	—
Dividends paid to non-controlling interests	(51)	(50)	(48)
Purchase of non-controlling interest shares	—	—	(12)
Cash proceeds from exercise of stock options	51	145	177
Purchase of treasury shares	(475)	(1,435)	(405)

2015 Financing Activities

New RCF Agreement

On December 7, 2015, NXP B.V. and NXP Funding LLC, entered into a $600 million revolving credit facility agreement (the “New RCF Agreement”). There are currently no borrowings under this facility.

Secured Bridge Term Credit Agreement

On December 7, 2015, NXP B.V. and NXP Funding LLC, entered into a $1,000 million secured bridge term credit facility agreement (the “Secured Bridge Term Credit Agreement”). The Secured Bridge Term Credit Agreement was repaid in full on December 16, 2015.

Secured Notes

In connection with the Merger, the Indenture, dated as of May 31, 2013 (the “2021 Freescale Indenture”), by and among Freescale Semiconductor, Inc. (the “Freescale Issuer”), an indirect, wholly-owned subsidiary of Freescale, Freescale Semiconductor Holdings II, Ltd., Freescale Semiconductor Holdings III, Ltd., Freescale Semiconductor Holdings IV, Ltd., Freescale Semiconductor Holdings V, Inc. and SigmaTel LLC (the “Freescale Indenture Guarantors”) and The Bank of New York Mellon Trust Company, N.A., as trustee (the “2021 Freescale Trustee”), governing Freescale’s 5.00% Senior Secured Notes due 2021 (the “2021 Freescale Notes”) and the Indenture, dated as of November 1, 2013 (the “2022 Freescale Indenture” and, together with the 2021 Freescale Indenture, the “Freescale Indentures”), by and among the Freescale Issuer, the Freescale Indenture Guarantors and Wells Fargo Bank, National Association, as trustee (the “2022 Freescale Trustee”, together with the 2021 Freescale Trustee, the “Freescale Trustees”), governing Freescale’s 6.00% Senior Secured Notes due 2022 (the “2022 Freescale Notes” and, together with the 2021 Freescale Notes, the “Secured Notes”) were amended and restated on December 7, 2015 (the “A&R Freescale Indentures”). In accordance with the A&R Freescale Indentures, among other things, (x) certain amendments previously approved by the holders of the Freescale Notes as part of the consents solicitations that launched on March 23, 2015 and closed on April 2, 2015 became operative and (y) the NXP B.V., NXP Funding LLC, NXP Semiconductors Netherlands B.V., NXP Semiconductors UK Limited, NXP Semiconductors USA, Inc., NXP Semiconductors Germany GmbH, NXP Semiconductors Hong Kong Limited, NXP Semiconductors Philippines Inc., NXP Semiconductors Singapore Pte. Ltd., NXP Semiconductors Taiwan Ltd. and NXP Manufacturing (Thailand) Ltd. entered into and acceded to the A&R Freescale Indentures as additional guarantors.

2020 Senior Unsecured Notes and 2022 Senior Unsecured Notes

On June 9, 2015 our subsidiary, NXP B.V. together with NXP Funding LLC issued U.S dollar-denominated 4.125% and 4.625% Senior Unsecured Notes with an aggregate principal amounts of $600 million due 2020 and $400 million due 2022, respectively (the “2020 Senior Unsecured Notes” and the “2022 Senior Unsecured Notes”). The 2020 Senior Unsecured Notes bear interest at a rate of 4.125% per year, while the 2022 Senior Unsecured Notes bear interest at a rate of 4.625% per year, payable semi-annually on June 15 and December 15 of each year, beginning on December 15, 2015. The 2020 Senior Unsecured Notes will mature on June 15, 2020. The 2022 Senior Unsecured Notes will mature on June 15, 2022. The 2020 Senior Unsecured Notes and the 2022 Senior Unsecured Notes were issued at par and were recorded at their fair value of $600 million and $400 million, respectively, on the accompanying Consolidated Balance Sheet.

Term Loan B

On December 7, 2015, NXP B.V. and NXP Funding LLC, in connection with the Merger entered into a $2,700 million secured term credit agreement (the “New Secured Term Credit Agreement”). The term loan under the New Secured Term Credit Agreement was issued at 99.25% of par and was recorded at a fair value of $2,680 million on the accompanying Consolidated Balance Sheet.

The net proceeds of the 2020 Senior Unsecured Notes and 2022 Senior Unsecured Notes, together with the net proceeds of the Term Loan B, the Secured Bridge Term Credit Agreement, cash-on-hand and/or other available financing resources, were used to (i) pay the cash consideration in connection with the acquisition of Freescale, (ii) effect the repayment of certain amounts under Freescale’s outstanding credit facility and (iii) pay certain transaction costs.

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

2019 Cash Convertible Senior Notes

On November 24, 2014, NXP issued 2019 Cash Convertible Senior Notes with an aggregate principal amount of $1,150 million, which mature December 1, 2019. The 2019 Cash Convertible Senior Notes were issued at par and were recorded at their fair value of $1,150 million on the accompanying Consolidated Balance Sheet. We used the net proceeds of $1,134 million (i) to fund the cost of entering into the cash convertible note hedge transactions (the cost of which were partially offset by the proceeds that NXP received from entering into warrant transactions) with certain hedge counterparties, as described below, (ii) to repay up to €225 million in respect of intercompany loans to our subsidiary NXP B.V., (iii) to fund the repurchase of $150 million of our common stock in privately negotiated transactions conducted concurrently with the pricing of the 2019 Cash Convertible Senior Notes, and (iv) for general corporate purposes, including additional share repurchases and potential acquisitions.

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

Debt Position

Short-term Debt

As of December 31, 2015, our short-term debt of $556 million included other short-term bank borrowings of $6 million, related to a local bank loan in China.

As of December 31, 2014, our short-term debt of $20 million included other short-term bank borrowings of $8 million, related to a local bank loan in China.

Long-term Debt

As of December 31, 2015, we had outstanding debt of:

($ in millions)	December 31, 2014	Accrual/release Original Issuance/Debt Discount and Debt Issuance Cost	Debt Exchanges/ Repurchases/ New Borrowings	Other(15)	December 31, 2015
U.S. dollar-denominated secured term credit agreement due March 2017 (1)	388	2		(4)	386
U.S. dollar-denominated secured term credit agreement due January 2020 (2)	384	2		(4)	382
U.S. dollar-denominated secured term credit agreement due December 2020 (3)	—	(41)	2,700	(27)	2,632
U.S. dollar-denominated 3.50% senior unsecured notes due September 2016(4)	497	2		(499)	—
U.S. dollar-denominated 3.75% senior unsecured notes due June 2018(5)	744	2			746
U.S. dollar-denominated 4.125% senior unsecured notes due June 2020(6)	—	(6)	600		594
U.S. dollar-denominated 5.75% senior unsecured notes due February 2021(7)	495	1			496
U.S. dollar-denominated 5.00% senior secured notes due May 2021(8)	—		500	19	519
U.S. dollar-denominated 6.00% senior secured notes due January 2022(9)	—		960	62	1,022
U.S. dollar-denominated 4.625% senior unsecured notes due June 2022 (10)	—	(4)	400		396
U.S. dollar-denominated 5.75% senior unsecured notes due March 2023 (11)	495	1			496
U.S. dollar-denominated 1.00% cash convertible senior notes due December 2019(12)	930	42			972

	3,933	1	5,160	(453)	8,641
New RCF Agreement (13)	—
Other long-term debt (14)	3			12	15

Total long-term debt	3,936	1	5,160	(441)	8,656

(1)	On February 18, 2014, we entered into the 2017 Term Loan for an aggregate principal amount of $400 million at a rate of interest of LIBOR plus 2.00% with a floor of 0.75%.
(2)	On November 27, 2013, we entered into the 2020 Term Loan for an aggregate principal amount of $400 million at a rate of interest of LIBOR plus 2.50% with a floor of 0.75%.
(3)	On December 7, 2015, we entered into a new Term Loan B for an aggregate principal amount of $2,700 million at a rate of interest of LIBOR plus 3.00% with a floor of 0.75%.
(4)	On September 24, 2013, we issued $500 million aggregate principal amount of 3.50% Senior Unsecured Notes due 2016.
(5)	On May 20, 2013, we issued $750 million aggregate principal amount of 3.75% Senior Unsecured Notes due 2018.
(6)	On June 9, 2015, we issued $600 million aggregate principal amount of 4.125% Senior Unsecured Notes due 2020.
(7)	On February 14, 2013, we issued $500 million aggregate principal amount of 5.75% Senior Unsecured Notes due 2021.
(8)	On December 7, 2015, we entered into the A&R Indenture governing the 2021 Freescale Notes, Freescale’s 5.00% Senior Secured Notes due 2021.
(9)	On December 7, 2015, we entered into the A&R Indenture governing the 2022 Freescale Notes, Freescale’s 6.00% Senior Secured Notes due 2022.
(10)	On June 9, 2015, we issued $400 million aggregate principal amount of 4.625% Senior Unsecured Notes due 2022.
(11)	On March 15, 2013, we issued $500 million aggregate principal amount of 5.75% Senior Unsecured Notes due 2023.
(12)	On November 24, 2014, we issued $1,150 million aggregate principal amount of 1.00% Cash Convertible Senior Notes due 2019.
(13)	On December 7, 2015, we entered into a $600 million revolving credit facility agreement due 2020.
(14)	Other long-term debt mainly concerns capital lease obligations.
(15)	Other mainly concerns the reclassification of the current portion of long-term debt and the purchase price accounting step-up of the Freescale Notes.

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

C. Research and Development, Patents and Licenses, etc.

Research and Development

We believe that our future success depends on our ability to both improve our existing products and to develop new products for both existing and new markets. We direct our research and development efforts largely to the development of new High Performance Mixed Signal semiconductor solutions where we see significant opportunities for growth. We target applications that require stringent overall system and subsystem performance. As new and challenging applications proliferate, we believe that many of these applications will benefit from our solutions. We have assembled a global team of highly skilled semiconductor and embedded software design engineers with expertise in RF, analog, power management, interface, security and digital processing. As of December 31, 2015, we had approximately 8,831 employees in research and development, of which approximately 8,481 support our High Performance Mixed Signal businesses and approximately 350 support our Standard Products businesses. Our research and development expenses were $890 million in 2015 (of which 90% related to our High Performance Mixed Signal businesses) and $763 million in 2014.

To outpace market growth we invest in research and development to extend or create leading market positions, with an emphasis on fast growing sizable market segments, such as identification and smart mobile, and emerging markets, such as the Internet of Things and automotive solid state lighting. Finally, we invest a few percent of our total research and development expenditures in research activities that develop fundamental new technologies or product categories that could contribute significantly to our company growth in the future.

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

Intellectual Property

The creation and use of intellectual property is a key aspect of our strategy to differentiate ourselves in the marketplace. We seek to protect our proprietary technologies by obtaining patents, trademarks, domain names, retaining trade secrets and defending, enforcing and utilizing our intellectual property rights, where appropriate. We believe this strategy allows us to preserve the advantages of our products and technologies, and helps us to improve the return on our investment in research and development. We have a broad portfolio of approximately 9,000 patent families (each patent family including all patents and patent applications originating from the same invention). To protect certain confidential technical information and software, we rely on copyright and trade secret law and enter into confidentiality agreements as applicable. In situations where we believe that a third party has infringed on our intellectual property, we enforce our rights through all available legal means to the extent that we determine the benefits of such actions to outweigh any costs and risks involved.

We engage in licensing and selling of certain patents and technology to third parties and other activities aimed at generating income and deriving other benefits from our intellectual property assets. Revenue associated with intellectual property sales and licensing depends in part on the continued strength of our intellectual property portfolio, enforcement efforts and market forces and can fluctuate from quarter to quarter. We own a number of trademarks that are used in the conduct of our business. Where we consider it desirable, we develop names for our new products and secure trademark protection. Our trademarks allow us to further distinguish our company and our products and are important in our relationships with customers, suppliers, partners and end-users.

While our patents and trade secrets constitute valuable assets, we do not view any one of them as being material to our operations as a whole. Instead, we believe it is the combination of our patents and other intellectual property rights that creates an advantage for our business.

In addition to obtaining our own patents and other intellectual property rights, we have entered into licensing, broad-scope cross licensing and other agreements authorizing us to use patents, trade secrets, confidential technical information, software and related technology owned by third parties and/or operate within the scope of patents and other intellectual property owned by third parties.

D. Trend Information

Within the overall umbrella of Secure Connections for a Smarter World, NXP addresses four key macro growth trends: Intelligent Devices, Mobility, Hyper-connectivity and Security that drive applications such as the Connected Car, Portable & Wearable and the Internet of Things, with Security being a requirement across all applications. Our innovative solutions are used in a wide range of applications. Many electronic payment and government ID services are enabled by our secure identification solutions and with the transition of those services to new form factors in secure connected devices, there is strong market demand for embedded security solutions such as mobile payment, cyber-security and authentication. Fast innovation in smart phones & tablets drives demand for our secure interface and power solutions while always-on requirements in secure connected devices further drive demand for our advanced mobile audio, sensing and connectivity solutions, with advanced magnetic induction radios for implantable medical devices such as hearing aids as an example. Cities, buildings and industrial production systems all want to become smart, connected and secure; they provide fertile new markets for our broad range of microcontrollers smart grid, intelligent logistics and industrial security solutions. Next generation networks which deliver the increasing demand for data are enabled by our new high-performance RF power amplifier products allow wireless network operators to expand network capacity with fewer base stations and Digital Networks. Our new high-performance RF power amplifier products allow wireless network operators to expand network capacity with fewer base stations. The automotive industry brings fast trends in advanced driver assistance, seamless consumer electronics experience and energy efficiency, and we respond to those by delivering solutions for secure car access, car entertainment and in-vehicle networking. In addition, we leverage our core competencies to innovate in the transition to highly and eventually fully automated cars with ground breaking solutions in secure vehicle-to-infrastructure & vehicle-to-vehicle and radar.

We believe that we are strategically positioned to capture rapid growth in emerging markets through our strong position in Asia Pacific (excluding Japan), which represented 69% of our revenue in 2015, compared to 68% of our revenue in 2014. In particular, Greater China represented 53% of our revenue in 2015, compared to 51% of our revenue in 2014.

E. Off-balance Sheet Arrangements

As of December 31, 2015, we had no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Presented below is a summary of our contractual obligations as of December 31, 2015

($ in millions)	Total	2016		2017		2018		2019	2020		2021 and thereafter
Long-term debt	8,193	535	(1)	419	(2)	781	(3)	30	3,568	(4)	2,860	(5)
2019 Cash Convertible Senior Notes (6)	1,150	—		—		—		1,150	—		—
Capital lease obligations	32	17		15		—		—	—		—
Short-term debt	6	6		—		—		—	—		—
Operating leases	172	50		37		24		18	13		30
Interest on the notes (7)	1,758	362		338		319		305	270		164
Long-term purchase contracts	809	514		183		40		24	6		42

Total contractual cash obligations (7)(8)(9)	12,120	1,484		992		1,164		1,527	3,857		3,096

(1)	On September 24, 2013, we issued $500 million aggregate principal amount of 3.5% Senior Unsecured Notes due 2016.
(2)	On February 18, 2014, we entered into a new 2017 Term Loan with an aggregate principal amount of $400 million at a rate of interest of LIBOR plus 2% with a floor of 0.75%.
(3)	On May 20, 2013, we issued $750 million aggregate principal amount of 3.75% Senior Unsecured Notes due 2018.
(4)	On November 27, 2013, we entered into the 2020 Term Loan for an aggregate principal amount of $400 million at a rate of interest of LIBOR plus 2.5% with a floor of 0.75%. On June 2, 2015, we issued $600 million aggregate principal amount of 4.125% Senior Unsecured Notes due 2020. On December 7, 2015, we entered into a new Term Loan B for an aggregate principal amount of $2,700 million at a rate of interest of LIBOR plus 3% with a floor of 0.75%.
(5)	On February 14, 2013, we issued $500 million aggregate principal amount of 5.75% Senior Unsecured Notes due 2021. On March 15, 2013, we issued $500 million aggregate principal amount of 5.75% Senior Unsecured Notes due 2023. On June 2, 2015, we issued $400 million aggregate principal amount of 4.625% Senior Unsecured Notes due 2022. On December 7, 2015, NXP entered into the Amended and Restated Indenture (“A&R Indenture”) governing the 2021 Freescale Notes, Freescale’s $500 million aggregate principal amount of 5.00% Senior Secured Notes due 2021 and into the A&R Indenture governing the 2022 Freescale Notes, Freescale’s $960 million aggregate principal amount of 6.00% Senior Secured Notes due 2022.
(6)	On November 24, 2014, we issued $1,150 million aggregate principal amount of 1.00% Cash Convertible Senior Notes due 2019.
(7)	The cash interest on the notes was determined on the basis of LIBOR interest rates for floating rate instruments and on the basis of contractual agreed interest rates for other debt instruments.
(8)	As of December 31, 2015, we had reserves of $163 million recorded for uncertain tax positions, including interest and penalties. We are not including this amount in the long-term contractual obligations table presented because of the difficulty in making reasonably reliable estimates of the timing of cash settlements, if any, with the respective taxing authorities.
(9)	Certain of these obligations are denominated in currencies other than U.S. dollars, and have been translated from foreign currencies into U.S. dollars based on an aggregate average rate of $1.1150 per €1.00, in effect at December 31, 2015. As a result, the actual payments will vary based on any change in exchange rate.

Our debt instruments had accrued interest of $46 million as of December 31, 2015 (December 31, 2014: $28 million).

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

We sponsor pension plans in many countries in accordance with legal requirements, customs and the local situation in the countries involved. These are defined-benefit pension plans, defined contribution pension plans and multi-employer plans. Contributions to funded pension plans are made as necessary, to provide sufficient assets to meet future benefits payable to plan participants. These contributions are determined by various factors, including funded status, legal and tax considerations and local customs. The expected cash outflows in 2016 and subsequent years are uncertain and may change as a consequence of statutory funding requirements as well as changes in actual versus currently assumed discount rates, estimations of compensation increases and returns on pension plan assets.

G. Safe Harbor

This Annual Report includes forward-looking statements. When used in this Annual Report, the words “anticipate”, “believe”, “estimate”, “forecast”, “expect”, “intend”, “plan” and “project” and similar expressions, as they relate to us, our management or third parties, identify forward-looking statements. Forward-looking statements include statements regarding our business strategy, financial condition, results of operations and market data, as well as any other statements that are not historical facts. These statements reflect beliefs of our management, as well as assumptions made by our management and information currently available to us. Although we believe that these beliefs and assumptions are reasonable, these statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf and include, in addition to those listed under Part I, Item 3D. Risk Factors and elsewhere in this Report, the following:

•	market demand and semiconductor industry conditions;

•	our ability to successfully introduce new technologies and products;

•	the demand for the goods into which our products are incorporated;

•	our ability to generate sufficient cash, raise sufficient capital or refinance our debt at or before maturity to meet both our debt service and research and development and capital investment requirements;

•	our ability to accurately estimate demand and match our production capacity accordingly;

•	our ability to obtain supplies from third-party producers;

•	our access to production from third-party outsourcing partners, and any events that might affect their business or our relationship with them;

•	our ability to secure adequate and timely supply of equipment and materials from suppliers;

•	our ability to avoid operational problems and product defects and, if such issues were to arise, to rectify them quickly;

•	our ability to form strategic partnerships and joint ventures and successfully cooperate with our alliance partners;

•	our ability to win competitive bid selection processes;

•	our ability to develop products for use in our customers’ equipment and products;

•	our ability to successfully hire and retain key management and senior product engineers;

•	our ability to maintain good relationships with our suppliers;

•	our ability to achieve the synergies and value creation contemplated by the merger with Freescale;

•	our ability to effectively integrate our business with Freescale; and

•	the diversion of management time on transaction-related issues

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following description sets forth certain information about management and management-related matters. We have a one-tier board structure.

Board of Directors

Set forth below are the names, ages and positions as of December 31, 2015, of the persons who serve as members of our board of directors.

Name	Age	Position
Richard L. Clemmer	64	Executive director, president and chief executive officer
Sir Peter Bonfield	71	Non-executive director and chairman of the board
Johannes P. Huth	55	Non-executive director and vice-chairman of the board
Kenneth A. Goldman	66	Non-executive director
Dr. Marion Helmes	50	Non-executive director
Josef Kaeser	58	Non-executive director
Ian Loring	49	Non-executive director
Eric Meurice	59	Non-executive director
Peter Smitham	73	Non-executive director
Julie Southern	56	Non-executive director
Gregory Summe	59	Non-executive director
Rick Tsai	64	Non-executive director

•	Richard L. Clemmer (1951, American). Mr. Clemmer became executive director, president and chief executive officer on January 1, 2009. Prior to that, from December 2007, Mr. Clemmer was a member of the supervisory board of NXP B.V. and a senior advisor of Kohlberg Kravis Roberts & Co. Prior to joining NXP, he was the President and CEO of Agere Systems, served as Chairman of u-Nav Microelectronics Corporation, and was executive vice president and chief financial officer at Quantum Corporation. Prior to that, Mr. Clemmer worked for Texas Instruments Incorporated as senior vice president and semiconductor group chief financial officer. Mr. Clemmer also serves on the board of NCR Corporation.

•	Sir Peter Bonfield CBE FREng (1944, British). Sir Peter has been appointed as a non-executive director and as the chairman of our board of directors in August 2010. Prior to that, Sir Peter was the chairman of the supervisory board of NXP B.V. from September 29, 2006. Sir Peter served as chief executive officer and chairman of the executive committee for British Telecom plc from 1996 to 2002 and prior to that was chairman and chief executive officer of ICL plc (now Fujitsu Services Holdings Ltd.). Sir Peter also worked in the semiconductor industry during his tenure as a divisional director at Texas Instruments Incorporated, for whom he held a variety of senior management positions around the world. Sir Peter currently holds non-executive directorships at Taiwan Semiconductor Manufacturing Company Limited, Mentor Graphics Corporation and serves as Chairman of Global Logic Inc. Sir Peter is Chair of Council and Senior Pro-Chancellor at Loughborough University, Senior Advisor to N M Rothschild in London and Board Mentor at CMi in Belgium. He is also Advisor to Longreach LLP in Hong Kong, Alix Partners UK LLP in London and G3 Good Governance Ltd in London.

•	Johannes P. Huth (1960, German). Mr. Huth has been appointed as a non-executive director and vice-chairman of our board of directors in August 2010. Prior to that, Mr. Huth was a member and chairman of our supervisory board and a member and vice-chairman of NXP B.V.’s supervisory board from September 29, 2006. Mr. Huth joined Kohlberg Kravis Roberts & Co. LLP in May 1999 and is a Member of KKR and Head of KKR’s operations in Europe, the Middle East and Africa. He is also a member of the Firm’s Management Committee and several of the Firm’s Investment Committees. Prior to joining KKR, he was a member of the Management Committee of Investcorp and jointly responsible for Investcorp’s operations in Europe. From 1986 to 1991, he worked at Salomon Brothers, where he was a Vice President in the Mergers and Acquisitions departments in London and New York. Mr. Huth currently is also Chairman of the Supervisory Board of WMF, member of the Supervisory Board of GEG German Estate Group AG, member of the Board of SoftwareOne AG and member of the Board of Cognita Ltd. He is the Chairman of the Trustees of Impetus – Private Equity Foundation, a charitable organization set up by the Private Equity industry focused on providing support to charities involved with young people not in education, employment or training. He is Vice-Chair of the Board of Trustees of the Design Museum, trustee of the Staedel Museum in Frankfurt and trustee of The Education Endowment Foundation. He is a Visiting Fellow of Oxford University and a Fellow of the Royal Society of Arts. He earned a BSc with Highest Honors from the London School of Economics and an MBA from the University of Chicago. Mr. Huth is also a member of the Global Advisory Board of the Booth School of Business at the University of Chicago.

•	Kenneth A. Goldman (1949, American). Mr. Goldman has been appointed as a non-executive director of our board of directors effective August 6, 2010. Mr. Goldman is chief financial officer of Yahoo!, Inc responsible for Yahoo!’s global finance functions including financial planning and analysis, controllership, tax, treasury and investor relations since October 2012. Prior to that, Mr. Goldman served as senior vice president, finance and administration, and chief financial officer of Fortinet, Inc, a provider of unified threat management solutions, from September 2007 to September 2012. From November 2006 to August 2007, Mr. Goldman served as executive vice president and chief financial officer of Dexterra, Inc. From August 2000 until March 2006, Mr. Goldman served as senior vice president, finance and administration, and chief financial officer of Siebel Systems, Inc., and from December 1999 to December 2003, Mr. Goldman served on the Financial Accounting Standards Board’s primary advisory group. Mr. Goldman also serves on the board of directors of Yahoo! Japan, Trinet, GoPro, Inc. and several private companies. Next to that, Mr. Goldman was in 2015 appointed to a three year term on the Standards Advisory Group which advises the PCAOB. Mr. Goldman was a member of board of trustees of Cornell University from 2005 to 2013 and was designated as Emeritus Trustee. He was formerly a member of the Treasury Advisory Committee on the Auditing Profession, a public committee that made recommendations in September 2008 to encourage a more sustainable auditing profession. Mr. Goldman holds a B.S. in Electrical Engineering from Cornell University and an M.B.A. from the Harvard Business School.

•	Dr. Marion Helmes (1965, German). Dr. Helmes has been appointed a non-executive director of our board of directors in October 2013. Dr. Helmes was the Speaker of the Management Board of Celesio AG until July 2014; in addition she was CFO of Celesio from January 2012 until July 2014. Prior to joining Celesio, she was member of the board of management and CFO of Q-Cells SE and from 1997 until 2010 she held various management roles at ThyssenKrupp, including CFO of ThyssenKrupp Stainless and CFO of ThyssenKrupp Elevator. Dr. Helmes is currently also non-executive director, Vice-Chairman, member of the Presiding Committee, member of the Compensation Committee and member of the Audit and Finance Committee of ProSiebenSat1 Media SE and member of the Central Advisory Board of Commerzbank AG.

•	Josef Kaeser (1957, German). Mr. Kaeser has been appointed as a non-executive director of our board of directors effective September 1, 2010. Mr. Kaeser is the president and chief executive officer of Siemens AG since August 2013. Prior to this, from May 2006 to August 2013, he was executive vice president and chief financial officer of Siemens AG. From 2004 to 2006, Mr. Kaeser served as chief strategy officer for Siemens AG and as the chief financial officer for the mobile communications group from 2001 to 2004. Mr. Kaeser has additionally held various other positions within the Siemens group since he joined Siemens in 1980. Mr. Kaeser also serves on the managing board of Siemens AG and the board of directors of Siemens Ltd., India, Daimler AG and Allianz Deutschland AG.

•	Ian Loring (1966, American). Mr. Loring has been appointed a non-executive director of our board of directors in August 2010. Mr. Loring became a member of our supervisory board and the supervisory board of NXP B.V. on September 29, 2006 and is a managing director of Bain Capital Partners, LLC. Prior to joining Bain Capital Partners in 1996, Mr. Loring worked at Berkshire Partners and has previously also worked at Drexel Burnham Lambert. He serves as a director of The Weather Company, iHeart Media (formerly Clear Channel Communication Inc.), BMC Software, Inc., Viewpoint, Inc. and Blue Coat Systems, Inc.

•	Eric Meurice (1956, French). Mr. Meurice has been appointed as a non-executive director of the board of directors effective April 1, 2014. Mr. Meurice was the CEO and Chairman of the management board of ASML Holding NV (The Netherlands), a leading provider of manufacturing equipment and technology to the semiconductor industry from 2004 to 2013. Under his watch, ASML became the largest Lithography vendor in the world, leading to a significant equity investment and funding commitment by its customers. Before Joining ASML, he was Executive Vice President of Thomson Television, where he completed the merger of his division with TCL Corporation, one of the largest Chinese consumer electronics company. Before 2001, he served as head of Dell Computers’ Western, Eastern Europe and EMEA emerging market businesses. He gained extensive technology experience in the semiconductor industry between 1984 and 1994, first at Intel, in the micro-controller group, and then at ITT Semiconductors, a provider then of digital video and audio DSP integrated circuits. Mr. Meurice is an independent director of IPG Photonics, a US based Laser supplier, since June 2014 and of UMICORE, a Belgium based materials specialist, since April 2015. He served on the board of Verigy LTD (former HP test division), until its acquisition by Advantest in 2011. From July 1, 2013 to April 1, 2014 he was non-executive director of ARM Holdings plc (UK, semiconductor intellectual property supplier).

•	Peter Smitham (1942, British). Mr. Smitham has been appointed as a non-executive director of our board of directors effective December 7, 2015, Mr. Smitham retired from his position as a partner of the private equity firm Permira on December 31, 2009, but until August 1, 2015, he was a member of Permira Advisers LLP, which he joined in 1985, the year the London office was founded. Mr. Smitham was the managing partner of the London office from 1994 until 1998 and led Permira’s European business from 1996 until 2000. He has worked on numerous transactions focusing on technology, including Memec Group Holdings Limited, The Roxboro Group, Solartron Group and Technology plc. Until its merger with NXP, Mr. Smitham was a director of Freescale; he joined the Freescale board in June 2007 and has been a member of the Compensation and Leadership Committee and the Nominating and Corporate Governance Committee of the Freescale board. He has a degree in Geography from Swansea University, Wales, and attended the Senior Executive Program at Stanford Business School.

•	Ms. Julie Southern (1959, British). Ms. Southern has been appointed a non-executive director of our board of directors in October 2013. She was with Virgin Atlantic Limited (UK) from 2000 to May 2013. From 2010 to 2013 Ms. Southern was chief commercial officer and from 2000 to 2010 she was chief financial officer of Virgin Atlantic. Prior to joining Virgin Atlantic, she was group finance director at Porsche Cars Great Britain and finance and operations director at W H Smith – H J Chapman & Co Ltd. Prior to that, she was chartered accountant at Price Waterhouse Coopers. Ms. Southern currently holds non-executive directorships at Rentokil-Initial Plc, Cineworld PLC and DFS PLC and is Chair of the respective Audit Committees. At the same time, Ms. Southern is a non-executive director and Chair of the Nomination and Compensation Committee for Gategroup SW.

•

Gregory L. Summe (1956 American). Mr. Summe has been appointed as a non-executive director of our board of directors effective December 7, 2015, Mr. Summe is the Managing Partner of Glen Capital Partners, an investment fund, which he founded in 2013. Mr. Summe was the managing director and vice chairman of Global Buyout at The Carlyle Group, a leading global private equity firm, from September 2009 to May 2014. Prior to joining Carlyle, he was the chairman and chief executive officer of PerkinElmer, Inc., a designer, manufacturer and deliverer of advanced technology solutions addressing health and safety concerns, a company he led from 1998 to September 2009. He also served as a senior advisor to Goldman Sachs Capital Partners, from 2008 to 2009 and also was a director of Freescale from September 2010 until its merger with NXP in December 2015; Mr. Summe served as Chairman of the Freescale board since May 2014 and was also Chairman of the Compensation and Leadership Committee of the Freescale board. Prior to joining PerkinElmer, Mr. Summe was with AlliedSignal, now Honeywell International, an inventor and manufacturer of technologies addressing global macro trend challenges such as safety, security, and energy, serving as the president of General Aviation Avionics, president of the Aerospace Engines Group and president of the Automotive Products Group. Before joining AlliedSignal, he was the general manager of Commercial Motors at General Electric and was a partner with the consulting firm of McKinsey & Company, Inc. Mr. Summe holds B.S. and M.S. degrees in electrical engineering from the University of Kentucky and the University of Cincinnati, and an M.B.A. with distinction from the Wharton School at the University of Pennsylvania. He is in the Engineering Hall of Distinction at the University of Kentucky. Mr. Summe also serves on the boards of directors of LMI Aerospace, Inc. and the State Street Corporation. Mr. Summe previously served on the board of directors of Automatic Data Processing, Inc., Biomet Inc., Veyance Technologies, Inc., Export Trading Group Ltd, Euromax Holdings Inc. and TRW Corp.

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

Management Team

Set forth below are the names, ages as of December 31, 2015, and positions of the executive officers who together with our chief executive officer, Mr. Clemmer, constitute our management team.

Name	Age	Position
Richard L. Clemmer	64	Executive director, president and chief executive officer
Daniel Durn	49	Executive vice president and chief financial officer
Tareq Bustami	46	Senior Vice President and general manager Digital Networking business
Guido Dierick	56	Executive vice president and general counsel
Paul Hart	39	Senior Vice President and general manager Radio Frequency business
Peter Kelly	58	Executive vice president strategy, M&A and integration
Steve Owen	55	Executive vice president sales & marketing
David Reed	57	Executive vice president and general manager operations
Frans Scheper	53	Executive vice president and general manager Standard Products
Keith Shull	64	Executive vice president and chief human resources officer
Kurt Sievers	46	Executive vice president and general manager HPMS Automotive
Ruediger Stroh	53	Executive vice president and general manager HPMS Identification

•	Daniel Durn (1966, American). Mr. Durn is executive vice president and chief financial officer of NXP and member of the management team. He joined NXP in 2015, having served as CFO of Freescale up until the Merger. Prior to Freescale, he was CFO and executive vice president of finance and administration at Globalfoundries, the industry’s second largest semiconductor foundry, head of M&A and strategy at Advanced Technology Investment Company (ATIC) and also served as vice president in technology investment banking at Goldman, Sachs & Company and was a member of their merger leadership group.

•	Tareq Bustami (1969, American). Mr. Bustami is senior vice president and general manager of the Digital Networking business at NXP. He joined NXP in 2015, having served as general manager at Freescale up until the merger with NXP. He has more than 20 years of semiconductor experience focused on the networking industry. He rejoined Freescale in 2012 to lead product strategy, product definition and marketing operations for Digital Networking. Previously, he ran product marketing for LSI’s networking multicore family of processors. He began his career at Freescale where he led product marketing for the company’s PowerQUICC III family.

•	Guido Dierick (1959, Dutch). Mr. Dierick is executive vice president, general counsel, secretary of our board of directors and member of the management team. Since 2000 he has been responsible for legal and intellectual property matters at NXP. He previously was employed by Philips from 1982 and worked in various legal positions.

•	Paul Hart (1976, American). Mr. Hart is senior vice president and general manager of the Radio Frequency business. He joined NXP in 2015, having served as general manager at Freescale up until the merger with NXP. He has 15 years of experience in the high power RF field, focusing on technology development and customer enablement. He joined Motorola Semiconductor as an RF engineer in 2001 and transferring to Freescale in 2006.

•	Peter Kelly (1957, American). Mr. Kelly is executive vice president and a member of the management team, focusing on Strategy, M&A, and the integration with Freescale. He joined NXP in March, 2011. Mr. Kelly has over 30 years of applicable experience in the global technology industry and has extensive financial expertise having worked in financial management positions in several other companies, including as CFO of UGI Corp. and Agere Systems Inc. Mr. Kelly also serves on the board of Plexus, Corp.

•	Steve Owen (1960, British). Mr. Owen is executive vice president, global sales & marketing and member of the management team. He has extensive experience in developing business internationally and served in various marketing and sales leadership positions at NXP and Philips since 1998.

•	David Reed (1958, American). Mr. Reed is executive vice president of Technology and Operations at NXP. He joined NXP in 2015, having served as general manager at Freescale until the merger with NXP. He has 30 years of extensive international experience with global execution of fabs, assembly/test, packaging, R&D, foundries and joint ventures for Analog, Automotive, Logic and Wireless customers. He joined Freescale Semiconductor in 2012 as Senior Vice President, Manufacturing Operations. Previously he was vice president and general manager at GLOBALFOUNDRIES. He began his career at Texas Instruments in 1984 where he held multiple overseas and leadership assignments.

•	Frans Scheper (1962, Dutch). Mr. Scheper has been executive vice president and general manager for the Standard Products business since November, 2009, and has been a member of the management team since January, 2010. He has previously served as general manager of the general applications (discretes) business line within the multimarket business and served in various positions at Philips since 2000.

•	Keith Shull (1951, American). Mr. Shull is executive vice president and chief human resources officer for NXP. He joined NXP in 2015 and has over 35 years of experience, having led global HR organizations in a range of industries worldwide, including Arrow Electronics, Visteon and Walter Energy.

•	Kurt Sievers (1969, German). Mr. Sievers is executive vice president, member of the management team and general manager of the Automotive business for NXP. He has previously managed our High Performance Mixed Signal businesses focused on the automotive application markets and the automotive safety and comfort business line and served in various positions at Philips since 1995.

•	Ruediger Stroh (1962, German). Mr. Stroh is executive vice president, member of the management team and general manager of the Security & Connectivity business for NXP. Before joining NXP in May, 2009, he led LSI Corporation’s Storage Peripherals business, overseeing silicon solutions for hard disk and solid state drives addressing consumer and enterprise markets. Previously, he headed Agere System Inc’s storage division and served as chief executive officer for a number of start-up companies. Mr. Stroh began his career at Siemens AG where he held multiple management positions before joining Infineon Technologies AG.

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

Base Salary

We currently pay our chief executive officer an annual base salary of €1,142,000, the chairman of our board of directors an annual fixed fee of €275,000 and the other members of our board of directors an annual fixed fee of $85,000 gross. Members of our Audit Committee and the Nominating & Compensation Committee receive an additional annual fixed fee of $6,000 gross and the chairmen of both committees receive an additional annual fixed fee of $10,000 and $8,000 gross, respectively. For the year ended December 31, 2015, the current and former members of our management team as a group (in total 19 members) received a total aggregate compensation of €9,192,379, compared to a total aggregate compensation of €8,233,052 (in total 14 members) in 2014.

Our chief executive officer has a contract of employment until December 31, 2017, and the other members of our management team and most of our executives have a contract of employment for an indefinite term. The main elements of any new employment contract that we will enter into with a member of the board of directors will be made public no later than the date of the public notice convening the general meeting of stockholders at which the appointment of such member of the board of directors will be proposed. Non-executive directors of our board do not have a contract of employment.

Annual Incentive

Each year, our chief executive officer, the other members of our management team and our other executives can qualify to earn a variable cash incentive, subject to whether certain specific and challenging performance targets have been met. For our chief executive officer, the on-target cash incentive percentage is set at 75% of the base salary, with the maximum cash incentive set at 150% of the annual base salary. The cash incentive pay-out in any year relates to the achievements of the preceding financial year in relation to agreed targets. In 2015, an amount of €1,324,720 has been paid to our chief executive officer as annual incentive bonus for our performance in 2014. The total annual incentive bonus amount paid in 2015 to members of our management team, including our chief executive officer, is €5,518,340. In 2014, an amount of €5,047,102 has been paid to members of our management team, including our chief executive officer.

Share Based Compensation Plans

The purpose of our share based compensation plans, is to align the interests of directors and management with those of our stockholders by providing additional incentives to improve our medium and long term performance, by offering the participants an opportunity to share in the success of NXP.

In the period from 2007 until our initial public offering in August 2010, we granted stock options to the members of our management team and to approximately 135 of our other executives under the Management Equity Stock Option Plan (“MEP”). Under the MEP, the participants acquired the right to purchase a certain number of shares of common stock at a predetermined exercise price, provided that certain conditions are met. The stock options (“MEP Options”) have a vesting schedule as specified upon the grant to the individuals. Pursuant to our MEP, members of our management team and certain other executives will be allowed to exercise, from time to time, their vested MEP Options. The MEP Options became fully exercisable upon the Private Equity Consortium ceasing to hold 30% of our shares of common stock which was the case following the consummation of the secondary offering of shares on September 18, 2013. Current employees owning MEP Options may exercise such MEP Options during the period of five years as of September 18, 2013, subject to these employees remaining employed by us and subject to the applicable laws and regulations. As of December 31, 2015, a total of 2,748,942 MEP Options were granted and outstanding to a group of 16 (current) NXP executives (which includes our chief executive officer and other members of the management team). These MEP Options can be exercised at exercise prices which vary from €2.00 to €40.00 per stock option.

In November 2010 and 2011, and in October 2012, 2013, 2014 and 2015 we introduced Long Term Incentive Plans 2010, 2011, 2012, 2013, 2014 and 2015 respectively, under which performance stock, restricted stock and stock options may be granted to the members of our board of directors, management team, our other executives, selected other key employees/talents of NXP and selected new hires. Under these Long Term Incentive Plans, equity incentives may be granted on, or the day after, the dates NXP publishes its quarterly financials, beginning on November 2, 2010, November 1, 2011, October 25, 2012, October 24, 2013 and October 23, October 23, 2014 and October 29, 2015, respectively. In view of the merger with Freescale, a specific grant under the October 2015 plan was made to Freescale employees who joined NXP on December 7, 2015. Performance stock and restricted stock vest over a period of one to four years, subject to relevant performance criteria relating to operating income being met, and stock options vest over four years. Beginning with the 2014 LTIP plans, performance stock units granted to the members of our management team, including the CEO, vest over a period of four years.

The size of the annual equity pool available for Long Term Incentive Plan 2010 awards from November 2, 2010 up to the fourth quarter of 2011 was for an aggregate of up to 7,200,000 common shares in our share capital. On December 31, 2015, grants to 107 participants were outstanding, in total representing some 586,874 shares of common stock, consisting of 586,874 stock options.

The size of the annual equity pool available for Long Term Incentive Plan 2011 awards from November 1, 2011 up to the fourth quarter of 2012 was for an aggregate of up to 8.6 million (including 1.4 million which remained from the 2010 LTIP pool) common shares in our share capital. On December 31, 2015, grants to 484 participants were outstanding, in total representing 1,651,993 shares of common stock, consisting of 240,900 performance stock units and 1,411,093 stock options.

The size of the annual equity pool available for Long Term Incentive Plan 2012 awards from October 25, 2012 up to the fourth quarter of 2013 was for an aggregate of up to 9.3 million (including 2.1 million which remained from the 2011 LTIP pool) common shares in our share capital. On December 31, 2015, grants to 638 participants were outstanding, in total representing 3,547,204 shares of common stock, consisting of 1,530,000 performance stock units, 32,029 restricted stock units and 1,985,175 stock options.

The size of the annual equity pool available for Long Term Incentive Plan 2013 awards from October 24, 2013 up to the fourth quarter of 2014 is for an aggregate of up to 6.7 million (including 0.4 million which remained from the 2012 LTIP pool) common shares in our share capital. On December 31, 2015, grants to 1,357 participants were outstanding, in total representing 2,225,101 shares of common stock, consisting of 399,201 performance stock units, 658,245 restricted stock units and 1,167,655 stock options.

The size of the annual equity pool available for Long Term Incentive Plan 2014 awards from October 23, 2014 up to the fourth quarter of 2015 is for an aggregate of up to 7.5 million (including 2.2 million which remained from the 2013 LTIP pool) common share in our share capital. On December 31, 2015 grants to 2,293 participants were outstanding, in total representing 2,185,675 shares of common stock, consisting of 284,661 performance stock units, 1,083,277 restricted stock units and 817,737 stock options.

The size of the annual equity pool available for Long Term Incentive Plan 2015 awards from October 29, 2015 up to the fourth quarter of 2016 is for an aggregate of up to 5.2 million (including 4.2 million which remained from the 2014 LTIP pool) common share in our share capital. On December 31, 2015 grants to 6,652 participants were outstanding, in total representing 3,556,874 shares of common stock, consisting of 225,831 performance stock units, 2,127,932 restricted stock units and 1,203,111 stock options.

In view of the Merger, NXP exchanged on December 7, 2015 the outstanding Freescale equity into 4,924,043 restricted stock units and 2,871,861 stock options. On December 31, 2015 grants to 4,565 participants were outstanding, in total representing 7,199,383 shares of common stock, consisting of 4,336,648 restricted stock units and 2,862,735 stock options.

As of December 31, 2015, under the above equity plans, a total amount of 12,783,592 stock options, 2,680,046 performance stock units, and 8,237,861 restricted stock units were outstanding, in total representing 23,702,046 shares of common stock.

Shares to be delivered under any equity program may be newly issued, for up to 10% of our share capital, or they may come out of treasury stock or be purchased from time to time upon the decision of our board of directors.

As of December 31, 2015, the following stock options, restricted stock, performance stock and shares of common stock were outstanding with members of our board of directors:

Richard L. Clemmer, CEO and president

As of December 31, 2015, our chief executive officer held 522,248 shares and had been granted the following (vested and unvested) stock options and (unvested) performance stock units, which were outstanding:

Series	Number of Stock Options	Exercise Price (in $)	Number of Stock Options per vesting schedule
			10/29/16	10/29/17	10/29/18	10/29/19
2015/October	165,877	73.00	41,469	41,469	41,469	41,470

Series	Number of Stock Options	Number of Stock Options	Stock Options Vested	Number of Stock Options per vesting schedule
				10/23/16	10/23/17	10/23/18
2014/October	161,675	64.18	40,418	40,419	40,419	40,419

Series	Number of Stock Options	Exercise Price (in $)	Stock Options Vested	Number of Stock Options per vesting schedule
				10/24/16	10/24/17
2013/October	344,635	39.58	172,317	86,159	86,159

Series	Number of Stock Options	Exercise Price (in $)	Stock options Vested	Stock Options per vesting schedule
				10/25/16
2012/October	410,000	23.49	307,500	102,500

Series	Number of Stock Options (all vested)	Exercise Price (in $)
2011/November	410,000	16.84

Series	Number of Stock Options (all vested)	Exercise Price (in $)
2010/November	360,252	13.27

Series	Number of Stock Options (all vested)	Exercise Price (in €)
2009/1	51,400	2.00
2009/2	1,400,000	15.00
2009/3	234,000	30.00
2009/4	374,252	40.00

Total	2,059,652

Series	Number of Performance Stock Units	Number of Performance Stock Units per vesting schedule
		10/23/16	10/23/17	10/23/18
2015/October	52,587	Maximum 17,529	Maximum 35,038	Up to 52,587

Series	Number of Performance Stock Units	Number of Performance Stock Units per vesting schedule
		10/23/16	10/23/17	10/23/18	10/23/19
2014/October	52,587	Maximum 17,529	Maximum 35,038	Maximum 52,587	Up to 52,587

Series	Number of Performance Stock Units	Number of Performance Stock Units per vesting schedule
		11/1/16	11/1/17	11/1/18
2014/October	50,639	Maximum 1/3rd of total	Maximum 2/3rd of total	Up to 100% of total

Series	Number of Performance Stock Units	Number of Performance Stock Units per vesting schedule
		10/24/16	10/24/17
2013/October	53,262	Maximum 53,262	Up to 53,262

Series	Number of Performance Stock Units	Number of Performance Stock Units per vesting schedule
		03/01/16
2013/March	315,000	315,000

Other members of our board of directors

As of December 31, 2015, the other members of our board of directors held the following number of shares:

Sir Peter Bonfield: 30,487 from vested stock units

Mr. Huth: 8,135 from vested stock units

Mr. Goldman: 33,526 from vested stock units

Dr. Helmes: 6,487 from vested stock units

Mr. Kaeser: 30,487 from vested stock units

Mr. Loring: 36,486 from vested stock units

Ms. Southern: 4,127 from vested stock units

Mr. Meurice: 3,117 from vested stock units

Dr. Tsai: 3,117 from vested stock units

Mr. Summe: 4,381

To each of Sir Peter Bonfield, Messrs. Huth, Goldman, Kaeser and Loring, Dr. Helmes and Ms. Southern, all being members of our board of directors, the following restricted stock units had been granted and were outstanding as of December 31, 2015:

Series	Number of Restricted Stock Units	Number of Stock Units per vesting schedule
		10/29/16
2015/October	2,740	2,740

Series	Number of Restricted Stock Units	Number of Stock Units per vesting schedule
		10/24/16
2013/October	1,685	1,685

To each of Mr. Meurice and Dr. Tsai, in 2014 being appointed as member of our board of directors, the following restricted stock units had been granted and were outstanding as of December 31, 2015:

Series	Number of Restricted Stock Units	Number of Stock Units per vesting schedule
		10/29/16
2015/October	2,740	2,740

To Mr. Summe, in 2015 being appointed as member of our board of directors, the following restricted stock units had been granted in exchange for his Freescale RSU’s and were outstanding as of December 31, 2015:

Series	Number of Restricted Stock Units	Number of Stock Units per vesting schedule
		05/03/16
2015/December	1,947	1,947

Pensions

Our chief executive officer and eligible members of the management team participate in the executives’ pension plan, which we established in the Netherlands and which consists of a combination of a career average and a defined-contribution plan. We paid for our chief executive officer a total pension plan contribution of €12,491 in 2015 (2014: €589,262). We also made a total pension plan contribution in the aggregate of €270,235 (2014: €1,183,695) for the members of our management team.

Additional Arrangements

In addition to the main conditions of employment, a number of additional arrangements apply to our chief executive officer and other members of the management team; these arrangements do not apply to the non-executive members of our board of directors. These additional arrangements, such as housing compensation and relocation allowances, medical insurance, accident insurance, school fee compensation and company car arrangements are broadly in line with those for the NXP executives globally. In the event of disablement, our chief executive officer and other members of the management team are entitled to benefits in line with those for other NXP executives. In the event of our chief executive officer’s death while in the service of NXP, any unvested equity awards (including any NXP stock options, performance stock units and restricted stock units) will vest. In line with regulatory requirements, the Company’s policy forbids personal loans, guarantees or similar arrangements to members of our board, and consequently no loans, guarantees or similar arrangements were granted to such members since 2010, nor were any such loans outstanding as of December 31, 2015.

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

Summary Compensation Table

The following table sets forth the annual compensation paid or granted during the year ended December 31, 2015 to the members of our board of directors on an individual basis for services in all capacities.

	Salary and/ or fees		Performance related compensation (€)	Number of stock, stock options and stock units granted	Non-equity incentive plan compensation or benefits in kind (€)	Pension, retirement or similar benefits (€)
Richard L. Clemmer	1,142,000	(1)	1,324,720	237,795	1,520,080	12,491
Sir Peter Bonfield	275,000	(1)	—	2,740	—	—
	6,000	(2)	—	—	—	—
Johannes P. Huth	91,000	(2)	—	2,740	—	—
Kenneth A. Goldman	101,000	(2)	—	2,740	—	—
Dr. Marion Helmes	91,000	(2)	—	2,740	—	—
Josef Kaeser	91,000	(2)	—	2,740	—	—
Ian Loring	85,000	(2)	—	2,740	—	—
Eric Meurice	99,000	(2)	—	2,740	—	—
Peter Smitham*	—	(2)	—	—	—	—
Gregory L. Summe*	—	(2)	—	1,947	—	—
Julie Southern	91,000	(2)	—	2,740	—	—
Rick Tsai	85,000	(2)	—	2,740	—	—

Total:	1,417,000	(1)	1,324,720	264,402	1,520,080	12,491
	740,000	(2)

1)	in €
2)	in $
*	Peter Smitham and Mr. Gregory L. Summe were appointed as non-executive director of the Company effective December 7, 2015. The first payment of their compensation will be made in January 2016.

The following table sets forth the annual compensation paid or granted during the year ended December 31, 2014 to the members of our board of directors on an individual basis for services in all capacities.

	Salary and/ or fees		Performance related compensation (€)	Number of stock, stock options and stock units granted	Non-equity incentive plan compensation or benefits in kind (€)	Pension, retirement or similar benefits (€)
Richard L. Clemmer	1,142,000	(1)	1,575,960	282,430	1,007,751	589,262
Sir Peter Bonfield	275,000	(1)	—	3,117	—	—
	6,000	(2)	—	—	—	—
Johannes P. Huth	91,000	(2)	—	3,117	—	—
Kenneth A. Goldman	101,000	(2)	—	3,117	—	—
Dr. Marion Helmes	91,000	(2)	—	3,117	—	—
Josef Kaeser	91,000	(2)	—	3,117	—	—
Ian Loring	85,000	(2)	—	3,117	—	—
Eric Meurice*	69,914	(2)	—	3,117	—	—
Michel Plantevin*	36,438	(2)	—	—	—	—
Jean-Pierre Saad*	32,603	(2)	—	—	—	—
Julie Southern	91,000	(2)	—	3,117	—	—
Rick Tsai*	42,500	(2)	—	3,117	—	—

Total:	1,417,000	(1)	1,575,960	310,483	1,007,751	589,262
	737,455	(2)

1)	in €
2)	in $
*	Eric Meurice was appointed effective April 1, 2014 and Mr. Rick Tsai was appointed effective July 1, 2014. Mr. Michel Plantevin and Mr. Jean-Pierre Saad resigned as non-executive director of the Company on May 20, 2014.

C. Board Practices

Management Structure

We have a one-tier board structure, consisting of an executive director and non-executive directors.

Powers, Composition and Function

The number of executive and non-executive directors is determined by the board of directors. The board of directors consists of one executive director and nine non-executive directors. The executive director, Mr. Clemmer, has been appointed as our chief executive officer.

The appointment of the directors will be made by our general meeting of stockholders upon a binding nomination of the board of directors. A resolution to appoint a director nominated by the board of directors is adopted by a simple majority of the votes cast. The nomination shall state whether the director is proposed to be an executive or non-executive director. The general meeting of stockholders may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two thirds majority of the votes cast, provided such majority represents more than half of our issued share capital. The board of directors may then make a new nomination. If a nomination has not been made or has not been made in due time, this shall be stated in the notice and the general meeting of stockholders shall be free to appoint a director at its discretion. The latter resolution of the general meeting of stockholders must also be adopted by at least two thirds majority of the votes cast, provided such majority represents more than half of our issued share capital.

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

A conflict of interest between the Company and one or more of our directors is not expected to have any impact on the authority of directors to represent the Company. Under our board regulations, a conflict needs to be reported to the board of directors and the board of directors shall resolve on the consequences, if any. Effective January 1, 2013, Dutch law, in case of a conflict, does not allow the directors concerned to participate in discussions or vote on such matters.

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

Our directors are appointed for one year and will be re-electable each year at the general meeting of stockholders. The members of our board of directors may be suspended or dismissed at any time by the general meeting of stockholders. A resolution to suspend or dismiss a director will have to be adopted by at least a two thirds majority of the votes cast, provided such majority represents more than half of our issued share capital and unless the proposal to suspend or dismiss a member of the board of directors is made by the board of directors itself, in which case resolutions shall be adopted by a simple majority of votes cast. Effective January 1, 2013, Dutch law facilitates the suspension of executive directors by the board.

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

Board Committees

While retaining overall responsibility, our board of directors has assigned certain of its tasks to permanent committees. Members of the permanent committees will be appointed by the board of directors. The board of directors will also determine the tasks of each committee. Our board of directors has established an audit committee and a nominating and compensation committee, each of which will have the responsibilities and composition described below:

•	Audit Committee. Our audit committee consists of four independent non-executive directors, Messrs. Goldman and Kaeser and Dr. Helmes and Ms. Southern. Mr. Goldman, who is appointed as chairman of the audit committee, qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and as determined by our board of directors. Our audit committee assists the board of directors in supervising, monitoring and advising the board of directors on financial reporting, risk management, compliance with relevant legislation and regulations and our business code of conduct. It will oversee the preparation of our financial statements, our financial reporting process, our system of internal business controls and risk management, our internal and external audit process and our internal and external auditor’s qualifications, independence and performance. Our audit committee also reviews our annual and interim financial statements and other public disclosures, prior to publication. At least once per year, the non-executive directors who are part of the audit committee reports their findings to the plenary board of directors. Our audit committee also recommends to our stockholders the appointment of external auditors. The external auditor attends most meetings of the audit committee. The findings of the external auditor, the audit approach and the risk analysis are also discussed at these meetings.

•	Nominating and Compensation Committee. Our nominating and compensation committee consists of three non-executive directors, Messrs. Huth, Meurice and Sir Peter Bonfield; all three members are independent directors under the Dutch corporate governance rules and under the NASDAQ and SEC compensation committee structure and membership requirements. Mr. Meurice is appointed as chairman of this committee. The nominating & compensation committee determines selection criteria and appointment procedures for members of our board of directors, periodically assesses the scope and composition of our board of directors and evaluates the performance of its individual members. It is responsible for recommending to the board of directors the compensation package for our executive directors, with due observance of the remuneration policy adopted by the general meeting of stockholders. It reviews employment contracts entered into with our executive directors, makes recommendations to our board of directors with respect to major employment-related policies and oversees compliance with our employment and compensation-related disclosure obligations under applicable laws.

Limitation of Liability and Indemnification Matters

Unless prohibited by law in a particular circumstance, our articles of association require us to reimburse the members of the board of directors and the former members of the board of directors for damages and various costs and expenses related to claims brought against them in connection with the exercise of their duties. However, there shall be no entitlement to reimbursement if and to the extent that (i) a Dutch court has established in a final and conclusive decision that the act or failure to act of the person concerned may be characterized as willful (opzettelijk), intentionally reckless (bewust roekeloos) or seriously culpable (ernstig verwijtbaar) conduct, unless Dutch law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness, or (ii) the costs or financial loss of the person concerned are covered by an insurance and the insurer has paid out the costs or financial loss. We may enter into indemnification agreements with the members of the board of directors and our officers to provide for further details on these matters. We have purchased directors’ and officers’ liability insurance for the members of the board of directors and certain other officers, substantially in line with that purchased by similarly situated companies.

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

D. Employees

As of December 31, 2015 we had approximately 44,000 full-time equivalent employees. The following table indicates the % of full–time equivalent employees per geographic area:

	% as of December 31,
	2015	2014
Europe and Africa	20	23
Americas	16	2
Greater China	27	29
Asia Pacific	37	46

Total	100	100

We have not experienced any material strikes or labor disputes in the past. A number of our employees are members of a labor union. In various countries, local law requires us to inform and consult with employee representatives on matters relating to labor conditions. We consider our employee relations to be good.

E. Share Ownership

Information with respect to share ownership of members of our board of directors is included in Part I, Item 7. Major Shareholders and Related Party Transactions and notes 17 and 19 to our Consolidated Financial Statements, which are incorporated herein by reference. Information with respect to the grant of shares and stock options to employees is included in note 8 to our Consolidated Financial Statements which are incorporated herein by reference. In order to maintain a strong alignment between the interests of NXP’s management and our shareholders, we have adopted an equity ownership policy for the President/CEO and the other members of our management team. The number of shares to be maintained by the members of our management team increases each time our shares are being delivered upon the vesting of stock options or other rights to our shares. The management team members are required to maintain a certain number of our shares until the time that he or she is no longer employed by us.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table shows the amount and percentage of our common stock beneficially owned as of December 31, 2015, December 31, 2014 and December 31, 2013 by (i) each person who is or was known by us to own beneficially more than 5% of our common stock, (ii) each current member of our board of directors, and (iii) all members of the board and named executive officers as a group. A person is a “beneficial owner” of a security if that person has or shares voting or investment power over the security or if he has the right to acquire beneficial ownership within 60 days. Unless otherwise noted, these persons may be contacted at our executive offices and, unless otherwise noted, have to our knowledge sole voting and investment power over the shares listed.

	Common Stock Beneficially Owned as of December 31
	2015		2014		2013
	Number	%*	Number	%*	Number	%*
Blackstone Funds(1)	33,275,028	9.62	—	—	—	—
Wellington Management Company, LLP	—	—	18,843,170	7.48	28,935,677	11.49
FMR LLC(2)	22,525,068	6.51	22,796,838	9.05	23,180,919	9.21
T. Rowe	—	—	1,715,115	0.68	18,606,181	7.39
Richard L. Clemmer	4,188,683	1.21	3,410,762	1.36	3,224,174	1.28
Sir Peter Bonfield	30,487	0.01	25,312	0.01	43,549	0.02
Johannes P. Huth	8,135	0.002	98,351	0.04	89,999	0.04
Kenneth Goldman	33,526	0.01	28,351	0.011	22,999	0.01
Dr. Marion Helmes	6,487	0.002	1,685	0.001	—	—
Josef Kaeser	30,487	0.01	25,312	0.01	19,999	0.01
Ian Loring(3)	36,486	0.01	28,351	0.011	7,764,240	3.08
Eric Meurice	3,117	0.001	—	—	—	—
Julie Southern	4,127	0.001	1,072	0.001	—	—
Rick Tsai	3,117	0.001	—	—	—	—
Peter Smitham	—	—	—	—	—	—
Gregory L. Summe	4,381	0.001	—	—	—	—
All directors and named executive officers as a group(4)	4,349,033	1.26	3,619,196	1.44	11,184,959	4.45

*	Percentage computations are based on 346,002,862 shares of our common stock issued and outstanding as of December 31, 2015, and 251,751,500 as of December 31, 2014 and December 31, 2013.
(1)	Blackstone Capital Partners (Cayman) V L.P. (“BCP V”) directly holds 4,156,503 common shares, Blackstone Capital Partners (Cayman) V-A L.P. (“BCP V-A”) directly holds 3,848,209 common shares, BCP (Cayman) V-S L.P. (“BCP V-S”) directly holds 3,296,062 common shares, BCP V Co-Investors (Cayman) L.P. (“Co-Investors”) directly holds 7,914,873 common shares, Blackstone Firestone Transaction Participation Partners (Cayman) L.P. (“BFTPP”) directly holds 6,248,154 common shares, Blackstone Firestone Principal Transaction Partners (Cayman) L.P. (“BFPTP”) directly holds 7,350,770 common shares, Blackstone Family Investment Partnership (Cayman) V-SMD L.P. (“BFIP V-SMD”) directly holds 40,285 common shares, Blackstone Family Investment Partnership (Cayman) V L.P. (“BFIP V”) directly holds 392,641 common shares, and Blackstone Participation Partnership (Cayman) V L.P. (“BPP V” and, together with BCP V, BCP V-A, BCP V-S, Co-Investors, BFTPP, BFPTP, BFIP V-SMD and BFIP V, the “Blackstone Funds”) directly holds 27,531 common shares.

The general partner of each of BCP V, BCP V-A, BCP V-S, Co-Investors, BFTPP and BFPTP is Blackstone Management Associates (Cayman) V L.P. (“BMA V”). The general partner of BFIP V-SMD is Blackstone Family GP L.L.C.

Blackstone LR Associates (Cayman) V Ltd. (“BLRA”) and BCP V GP L.L.C. are the general partners of each of BMA V, BFIP V and BPP V. Blackstone Holdings III L.P. is the sole member of BCP V GP L.L.C. and a shareholder of BLRA. The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is The Blackstone Group L.P. The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

The address of the Blackstone Funds is 345 Park Avenue, New York, NY 10154, United States.

(2)	Information about the number of common shares owned by FMR LLC (“FMR”) on December 31, 2015, is based solely on a Schedule 13G filed by FMR LLC and Abigail P. Johnson with the SEC on February 12, 2016, reporting share ownership as of December 31, 2015. The address of FMR is 245 Summer Street, Boston, Massachusetts 02210. FMR, along with certain of its subsidiaries and affiliates, and other companies, beneficially owned an aggregate of 22,525,068 common shares, has sole power to vote 2,204,722 shares and the sole power to dispose of 22,525,068 shares of our common stock. Abigail P. Johnson is a Director, the Vice Chairman, the Chief Executive Officer and the President of FMR. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.
(3)	Mr. Loring is a director of our Company, as well as a member of the investment committee of Bain Capital Investors, LLC. Amounts disclosed for Mr. Loring include shares beneficially owned by the funds advised by Bain. Mr. Loring disclaims beneficial ownership of any shares owned directly or indirectly by funds advised by Bain.
(4)	Reflects shares that may be beneficially owned by our directors. However, each director disclaims beneficial ownership of such shares. In addition, as of December 31, 2015, stock options and other rights to shares represented a total of 20,035,907 shares of common stock were outstanding.

No shareholders held different voting rights.

B. Related Party Transactions

The transactions NXP has with related parties are not deemed to be material, individually or in the aggregate. See Part III, Item 18. Financial Statements, note 19 Related-party Transactions.

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

Not applicable.

Item 9. The Offer and Listing

A. Offer and Listing Details

The following table shows the high and low closing sales prices of the common stock on the stock market of NASDAQ as reported in the Official Price List for the following periods:

Most recent six months
January 2016		December 2015		November 2015		October 2015		September 2015		August 2015
High	Low	High	Low	High	Low	High	Low	High	Low	High	Low
84.44	68.43	94.09	83.28	93.46	76.73	97.95	73.00	91.02	81.84	99.28	79.26

On February 12, 2016, the closing sales price of the common stock on the stock market of NASDAQ was $67.30.

	2015		2014		2013
	High	Low	High	Low	High	Low
1st quarter	108.03	72.38	59.91	42.94	32.80	26.55
2nd quarter	112.25	95.33	66.44	55.72	32.01	25.29
3rd quarter	99.28	79.26	73.01	60.50	39.11	31.18
4th quarter	97.95	73.00	77.85	53.90	45.95	36.03

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

2015

On March 1, 2015, we entered into a Merger Agreement, by and among the Company, Freescale and Nimble Acquisition Limited (“Merger Sub”), a Bermuda exempted limited liability company and Sub, providing for the merger of Sub with and into Freescale (the “Merger”), with Freescale surviving the Merger as a wholly-owned, indirect subsidiary of the Company.

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

On December 7, 2015, we entered into the Bermuda Merger Agreement, by and among the Company, Freescale and Merger Sub, consummating the Merger. As per the same date, we entered into Shareholders Agreements with certain former Freescale shareholders (“Sponsors”), containing transfer restrictions for the Sponsors in relation to NXP shares received in the Merger and the requirement for NXP to use its best efforts to cause to be declared effective by the SEC a registration statement on Form F-1 or Form F-3 or such other available form covering the NXP ordinary shares requested to be included by certain of the Sponsors.

In connection with the Merger, we also entered into the following financing agreements:

•	2020 Senior Unsecured Notes and 2022 Senior Unsecured Notes: On June 2, 2015, NXP B.V. and NXP Funding LLC entered into an indenture in relation to the $600 million aggregate principal amount of 2020 Senior Unsecured Notes and $400 million aggregate principal amount of 2022 Senior Unsecured Notes that they issued.

•	New RCF Agreement: NXP B.V. and NXP Funding LLC, as Borrowers, the several lenders party thereto, the Collateral Agent, Morgan Stanley Senior Funding Inc., as RCF Administrative Agent, the joint lead arrangers, the joint bookrunners and the co-managers, each as detailed therein, entered on December 7, 2015 into a $600 million New RCF Agreement. All present and future obligations of the Borrowers arising under and pursuant to the terms of the New RCF Agreement are guaranteed pursuant to RCF Guaranty Agreement by and among NXP B.V., NXP Funding LLC, NXP Semiconductors Netherlands B.V. and NXP Semiconductors Taiwan Ltd. (collectively, the “NXP Credit Guarantors”) and Freescale Semiconductor Holdings V, Inc. and Freescale Semiconductor Inc. (collectively, the “Freescale Credit Guarantors”) dated as of December 7, 2015;

•	Term Loan B: The Borrowers, the several lenders party thereto, Morgan Stanley Senior Funding LLC, as Collateral Agent, Credit Suisse AG, as Term Loan Administrative Agent, the joint lead arrangers, the joint bookrunners and the co-managers, each as detailed therein, entered into a $2,700 million New Secured Term Credit Agreement. All present and future obligations of the Borrowers arising under and pursuant to the terms of the New Secured Term Credit Agreement are guaranteed pursuant to the Term Loan Guaranty Agreement by and among each of the NXP Credit Guarantors and each of the Freescale Credit Guarantors dated as of December 7, 2015;

•	Secured Bridge Term Credit Agreement: The Borrowers, the Collateral Agent, Credit Suisse AG, as Bridge Loan Administrative Agent, and the lenders party thereto, entered on December 7, 2015 into a Secured Bridge Term Credit Agreement. All present and future obligations of the Borrowers arising under and pursuant to the terms of the Secured Bridge Term Credit Agreement are guaranteed pursuant to the Bridge Loan Guaranty Agreement by and among each of the NXP Credit Guarantors and each of the Freescale Credit Guarantors dated as of December 7, 2015. Amounts outstanding under the Secured Bridge Term Credit Agreement were repaid in full on December 16, 2015; and

•	Secured Notes: NXP B.V., NXP Funding LLC, NXP Semiconductors Netherlands B.V., NXP Semiconductors UK Limited, NXP Semiconductors USA, Inc., NXP Semiconductors Germany GmbH, NXP Semiconductors Hong Kong Limited, NXP Semiconductors Philippines Inc., NXP Semiconductors Singapore Pte. Ltd., NXP Semiconductors Taiwan Ltd. and NXP Manufacturing (Thailand) Ltd. entered into and acceded to the A&R Freescale Indentures as additional guarantors.

On May 28, 2015, we entered into an agreement to sell our RF Power business to JAC Capital, and on December 7, 2015 we completed this divestment.

2014

We entered into an indenture in relation to $1,150 million aggregate principal amount of U.S. Dollar-denominated 1.00% Cash Convertible Senior Notes due 2019 on November 24, 2014.

NXP B.V. and NXP Funding LLC entered into a Senior Secured Term Loan Facility on February 18, 2014 for an aggregate principal amount of $400 million at a rate of interest of LIBOR plus 2% with a floor of 0.75% due 2017.

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

A stockholder will not be subject to Dutch taxes on income or capital gains in respect of the ownership and disposal of our shares, other than Dutch dividend withholding tax as described above, except if:

(i)	the stockholder is, or is deemed to be, resident in the Netherlands for Dutch (corporate) income tax purposes;

(ii)	the stockholder derives profits from an enterprise, whether as entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise other than as an entrepreneur or a stockholder, which enterprise is, in whole or in part, carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands, to which permanent establishment or a permanent representative the shares are attributable;

(iii)	the stockholder is an individual and derives benefits from miscellaneous activities (resultaat uit overige werkzaamheden ) carried out in the Netherlands in respect of the shares, including, without limitation, activities which are beyond the scope of active portfolio investment activities;

(iv)	the stockholder is an individual and has a substantial interest (aanmerkelijk belang) or a fictitious substantial interest (fictief aanmerkelijk belang) in the company, which is not attributable to the assets of an enterprise;

(v)	the stockholder is not an individual and (a) the stockholder has a substantial interest or a fictitious substantial interest in the company, (b) the main purpose, or one of the main purposes of the shareholding is the avoidance of the levy of Dutch income tax or dividend withholding tax on someone other than the stockholder, and (c) there is an artificial arrangement or series of arrangements;

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

For purposes of Dutch gift or inheritance tax, an individual who is of Dutch nationality will be deemed to be resident in the Netherlands if the individual has been resident in the Netherlands at any time during the ten years preceding the date of the gift or his/her death. For purposes of Dutch gift tax, any individual, irrespective of its nationality, will be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the 12 months preceding the date of the gift.

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

The summary below is based upon the provisions of the United States Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified, perhaps retroactively, so as to result in United States federal income tax consequences different from those discussed below.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding our shares, you should consult your tax advisors.

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

Taxation of Dividends

The gross amount of distributions on the shares (including any amounts withheld in respect of Dutch withholding taxes to the extent such amounts are actually transferred to the Dutch tax authorities, as described under “ Certain Tax Considerations—Holder of Common Stock—Summary of Dutch Tax Considerations—Withholding Tax “ above) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such amounts taxable as dividends (including any portion thereof withheld and paid over to the Dutch tax authorities) will be includable in your gross income as ordinary income on the day actually received by you or on the day received by your nominee or agent that holds the shares on your behalf. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

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

Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. For this purpose, the minimum holding period requirement will not be met if a share has been held by a holder for 60 days or less during the 121-day period beginning on the date which is 60 days before the date on which such share becomes ex-dividend with respect to such dividend, appropriately reduced by any period in which such holder is protected from risk of loss. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules to your particular circumstances.

The maximum rate of withholding tax on dividends paid to you pursuant to the Treaty is 15 percent. You may be required to properly demonstrate to the Company and the Dutch tax authorities your entitlement to the reduced rate of withholding under the Treaty. Subject to certain conditions and limitations, Dutch withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. However, amounts withheld to reflect Dutch withholding taxes will not be creditable to the extent that we are allowed to reduce the amount of the withholding tax that is actually transferred to the Dutch tax authorities, as described under “ Certain Tax Considerations—Holder of Common Stock—Summary of Dutch Tax Considerations—Withholding Tax “ above. For purposes of calculating the foreign tax credit, dividends paid on the shares will be treated as income from sources outside the United States and will generally constitute passive category income. Further, in certain circumstances, if you:

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

Passive Foreign Investment Company

Based on the composition of our income and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (a “PFIC”) for the 2015 taxable year, and we do not expect to become one in the future, although there can be no assurance in this regard. If, however, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of a share in an amount equal to the difference between the amount realized for the share and your tax basis in the share. Such gain or loss will generally be capital gain or loss. Capital gains of non-corporate United States Holders (including individuals) derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss.

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

Interest Rate Risk

Given the leveraged nature of our Company, we have inherent exposure to changes in interest rates. Our New RCF Agreement has a floating rate interest. We have issued several Term Loans that have a floating rate interest and have issued several series of notes with maturities ranging from 1 to 7 years with fixed rates. From time to time, we may execute a variety of interest rate derivative instruments to manage interest rate risk. Consistent with our risk management objective and strategy, we have no interest rate risk hedging transactions in place.

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

Our primary foreign currency exposure relates to the U.S. dollar to euro exchange rate. However, our foreign currency exposures also relate, but are not limited, to the Chinese Yuan, the Japanese Yen, the Pound Sterling, the Malaysian Ringgit, the Singapore Dollar, the Taiwan Dollar and the Thailand Baht.

Equity Price Risk

Cash Convertible Senior Notes

Our Cash Convertible Senior Notes include conversion and settlement provisions that are based on the price of our common stock at conversion or at maturity of the notes. In addition, the hedges and warrants associated with these convertible notes also include settlement provisions that are based on the price of our common stock. The amount of cash we may be required to pay to the holders at conversion or maturity of the notes is determined by the price of our common stock. The amount of cash that we may receive from hedge counterparties in connection with the related hedges and the number of shares that we may be required to provide warrant counterparties in connection with the related warrants are also determined by the price of our common stock.

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

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015 based on the criteria established in “Internal Control - Integrated Framework (2013)” by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our assessment of, and conclusion on, the effectiveness of internal control over financial reporting did not include the internal controls of Freescale Semiconductor, acquired on December 7, 2015, which is included in our 2015 consolidated financial statements and represented approximately 10% of our total assets (excluding any purchase price accounting effect) as of December 31, 2015, and approximately 6% of our total revenues for the year ended December 31, 2015. Based on that assessment our management concluded that our internal control over financial reporting was effective as of December 31, 2015.

During 2015, there have not been any changes in the Company’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

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

Attestation Report of the Registered Public Accounting Firm

For the year ended December 31, 2015 an attestation report regarding internal control over financial reporting of the Company’s registered public accounting firm is required. The attestation is included in Part III, Item  18. Financial Statements.

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

The NXP Code of Conduct is available on our website at www.nxp.com/investor/governance. We will disclose on this website any amendments to, or waivers from, our Code of Business Conduct and Ethics (to the extent applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions). The information contained on our website or that can be accessed through our website neither constitutes part of this Report on Form 20-F nor is incorporated by reference herein.

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

The aggregate fees billed for professional services rendered for the fiscal periods 2015 and 2014 were as follows:

Aggregate fees KPMG

($ in millions)	2015	2014
Audit fees	4.9	3.2
Other fees	0.1	0.1

	5.0	3.3

Audit fees consist of fees for the examination of both the consolidated and statutory financial statements and include fees paid by Freescale to KPMG prior to the acquisition. Audit fees also include fees that only our independent auditor can reasonably provide such as comfort letters and review of documents filed with the SEC. Other fees consist of fees for professional services by our independent registered accounting firm for permissible non-audit services.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table provides a summary of shares repurchased by the Company in 2015:

Period begin	Period end	Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
January 1	February 8	January	8,277	78.39	8,277	3,819,330
February 9	March 8	February	41,384	81.79	41,384	3,777,946
March 9	April 5	March	—	—	—	3,777,946
April 6	May 10	April	1,339,185	99.59	1,339,185	2,438,761
May 11	June 7	May	360,253	79.18	250,000	2,188,761
June 8	July 5	June	—	—	—	2,188,761
July 6	August 9	July	490,108	95.37	490,108	1,698,653
August 10	September 6	August	1,210,000	86.64	1,210,000	488,653
September 7	October 4	September	70,000	88.28	70,000	20,418,653
October 5	November 8	October	1,579,851	82.59	1,579,851	18,838,802
November 9	December 6	November	—	—	—	18,838,802
December 7	December 31	December	237,252	85.92	237,252	18,601,550

		Total 2015	5,336,310	88.93	5,226,057

From time to time, last in September 2015, the General Meeting of Shareholders authorized the Board of Directors to repurchase shares of our common stock. On that basis, the Board of Directors resolved to repurchase shares to cover in part employee stock options and equity rights under its long term incentive plans. The purchases identified in the table were all pursuant to this authorization.

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

The NASDAQ Global Select Market Corporate Governance Rules

We are a foreign private issuer. As a result, in accordance with the listing requirements of the NASDAQ Global Select Market, we rely on home country governance requirements and are exempt from certain corporate governance requirements that would otherwise apply in accordance with the listing requirements of the NASDAQ Global Select Market. These exemptions and home country rules relied on by us are described below:

•	We are exempt from NASDAQ’s quorum requirements applicable to meetings of stockholders. Pursuant to Dutch corporate law, the validity of a resolution by the general meeting of stockholders does not depend on the proportion of the capital or stockholders represented at the meeting (i.e. quorum), unless the law or articles of association of a company provide otherwise. Our articles of association provide that a resolution proposed to the general meeting of stockholders by the board of directors shall be adopted by a simple majority of votes cast, unless another majority of votes or quorum is required under Dutch law or our articles of association. All other resolutions shall be adopted by a two thirds majority of the votes cast, provided such majority represents at least half of the issued share capital, unless another majority of votes or quorum is required under Dutch law. To this extent, our practice varies from the requirement of Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a quorum, and that such quorum may not be less than one-third of the outstanding voting stock.

•	We are exempt from NASDAQ’s requirements regarding the solicitation of proxies and provision of proxy statements for meetings of stockholders. We inform stockholders of meetings in a public notice. We prepare a proxy statement and solicit proxies from the holders of our listed stock. Our practice in this regard, however, differs from the typical practice of U.S. corporate issuers in that the advance record date for determining the holders of record entitled to attend and vote at our stockholder meetings is determined by Dutch law (currently 28 days prior to the meeting). As an administrative necessity, we establish a mailing record date in advance of each meeting of stockholders for purposes of determining the stockholders to which the proxy statement and form of proxy will be sent. However, only stockholders of record on the specified record date are entitled to attend and vote, directly or by proxy, at the meeting.

•	NASDAQ requires stockholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees or consultants. Under Dutch law and the Dutch corporate governance code, stockholder approval is only required for equity compensation plans (or changes thereto) for members of the board, and not for equity compensation plans for other groups of employees. However, we note that under Dutch law, the stockholders have the power to issue shares or rights to subscribe for shares at the general meeting of the stockholders unless such power has been delegated to the board. On June 2, 2015, our general meeting of stockholders has empowered our board of directors to issue additional shares and grant rights to subscribe for shares of common stock, up to 10% of the issued share capital which authorization can be used for general purposes and an additional 10% if the shares of common stock are issued or rights are granted in connection with an acquisition, merger or (strategic) alliance, and to restrict or exclude pre-emptive rights pertaining to (the right to subscribe for) shares for a period of 18 months from June 2, 2015 until December 2, 2016.

•	As a foreign private issuer, we are exempt from NASDAQ’s requirement that compensation committees be comprised exclusively of independent directors provided that we describe the home country practice followed in lieu of such requirement and disclose the reasons for not having such an independent compensation committee. Under Dutch law and the Dutch corporate governance code, the general meeting of stockholders must adopt a policy in respect of the remuneration of the board. In accordance with our articles of association and our board rules, the remuneration of the executive directors is determined by the board of directors upon the recommendation of our nominating and compensation committee. Accordingly, applicable laws, regulations and corporate governance rules and practices do not require independence of the members of our nominating and compensation committee. Currently, all three members of our nominating and compensation committee are independent directors under the Dutch corporate governance rules and under the NASDAQ and SEC compensation committee structure and membership requirements.

•	We are exempt from NASDAQ’s requirement to have independent director oversight of director nominations. In accordance with Dutch law, our articles of association require that our directors will be appointed by the general meeting of stockholders upon the binding nomination of the board. In accordance with our board rules, the nominating and compensation committee will recommend the nomination of directors to our board.

•	NASDAQ requires us to adopt a nominations committee charter or a board resolution addressing the nominations process. In accordance with the Dutch corporate governance code, we have adopted the committee’s charter. However, the nominations process has been set out in our articles of association and board rules.

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

Item 18. Financial Statements

See pages F-1 to F-42

Item 19. Exhibits

Exhibit Number	Description of Document

2.1#	Sale and Purchase Agreement, dated as of December 22, 2010, between NXP Semiconductors N.V., NXP B.V., the Dover Corporation, Knowles Electronics, LLC and EFF Acht Beteiligungsverwaltung GmbH (incorporated by reference to Exhibit 2.1 of the Form 20-F of NXP Semiconductors N.V. filed on March 13, 2012)

3.1	Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of Amendment No. 7 to the Registration Statement on Form F-1 of NXP Semiconductors N.V., filed on August 2, 2010 (File No. 333-166128))

3.2	Articles of Association of NXP Semiconductors N.V. (incorporated by reference to Exhibit 3.2 of Amendment No. 7 to the Registration Statement on Form F-1 of NXP Semiconductors N.V., filed on August 2, 2010 (File No. 333-166128))

4.1	Secured Term Credit Agreement dated March 4, 2011, as amended by (i) the Joinder and Amendment Agreement dated as of November 18, 2011, (ii) the New Term Loan Joinder Agreement dated as of February 16, 2012, (iii) the New Term Loan Joinder Agreement dated as of December 10, 2012, (iv) the 2013 New Term Loan Joinder Agreement dated as of November 27, 2013, and (v) the 2014 New Term Loan Joinder Agreement dated as of February 18, 2014, among NXP B.V. and NXP Funding LLC as borrowers, Barclays Bank PLC as Administrative Agent, Morgan Stanley Senior Funding, Inc. as Global Collateral Agent, Mizuho Corporate Bank, Ltd. as Taiwan Collateral Agent, and the lenders party thereto. (incorporated by reference to Exhibit 4.8 of the Form 20-F of NXP Semiconductors N.V. filed on March 13, 2012)

4.2	Secured Revolving Credit Agreement dated April 27, 2012, as amended by an Incremental Joinder Agreement dated as of October 29, 2012, among NXP Semiconductors N.V., NXP B.V. and NXP Funding LLC as borrower, Morgan Stanley Senior Funding, Inc. as Global Collateral Agent and Administrative Agent, Mizuho Corporate Bank, Ltd. as Taiwan Collateral Agent and the lenders party thereto. (incorporated by reference to Exhibit 4.10 of the Form 20-F of NXP Semiconductors N.V. filed on March 1, 2013)

4.3	Senior Unsecured Indenture dated as of February 14, 2013 among NXP B.V. and NXP Funding LLC as Issuers, each of the Guarantors named on the signature page thereto as borrower and Deutsche Bank Trust Company Americas as Trustee (incorporated by reference to Exhibit 4.13 of Form 20-F of NXP Semiconductors N.V. filed on March 13, 2012)

4.4	Senior Unsecured Indenture dated as of March 12, 2013 among NXP B.V. and NXP Funding LLC as Issuers, each of the Guarantors named on the signature pages thereto and Deutsche Bank Trust Company Americas as Trustee (incorporated by reference to Exhibit 4.7 of the Form-20F of NXP Semiconductors N.V. filed on February 28, 2014)

4.5	Senior Unsecured Indenture dated as of May 20, 2013 among NXP B.V. and NXP Funding LLC as Issuers, each of the Guarantors named on the signature pages thereto and Deutsche Bank Trust Company Americas as Trustee (incorporated by reference to Exhibit 4.8 of the Form-20F of NXP Semiconductors N.V. filed on February 28, 2014)

4.6	Senior Unsecured Indenture dated as of September 24, 2013 among NXP B.V. and NXP Funding LLC as Issuers, each of the Guarantors named on the signature page thereto and Deutsche Bank Trust Company Americas as Trustee (incorporated by reference to Exhibit 4.9 of the Form-20F of NXP Semiconductors N.V. filed on February 28, 2014)

4.7	Senior Unsecured Indenture dated as of November 24, 2014 among NXP Semiconductors N.V. as Issuer and Deutsche Bank Trust Company Americas as Trustee (incorporated by reference to Exhibit 4.7 of the Form 20-F of NXP Semiconductors N.V. filed on March 6, 2015)

4.8	Support Agreement, dated as of March 1, 2015, by and among NXP Semiconductors N.V., Freescale Holdings L.P. and certain limited partners of Freescale Holdings L.P. (incorporated by reference to Exhibit 2 of the Form 6-K of NXP Semiconductors N.V. filed on March 3, 2015)

4.9	Commitment Letter, dated as of March 1, 2015, by and among NXP B.V., Credit Suisse Securities (USA) LLC and Credit Suisse AG, Cayman Islands Branch (incorporated by reference to Exhibit 3 of the Form 6-K of NXP Semiconductors N.V. filed on March 3, 2015)

4.10	Senior Unsecured Indenture dated June 9, 2015 among NXP B.V. and NXP Funding LLC as Issuers, each of the Guarantors named on the signature pages thereto and Deutsche Bank Trust Company Americas as Trustee

Exhibit Number	Description of Document

4.11	New Secured Term Credit Agreement dated as of December 7, 2015 among NXP B.V. and NXP Funding LLC as Borrowers, the several lenders from time to time parties thereto, Morgan Stanley Senior Funding, Inc. as Collateral Agent, Credit Suisse AG as Administrative Agent, Credit Suisse Securities (USA) LLC, Morgan Stanley Senior Funding, Inc., Barclays Bank PLC, Deutsche Bank Securities Inc. and Bank of America, N.A. as Joint Lead Arrangers and Joint Bookrunners, and Goldman Sachs Lending Partners LLC, Citigroup Global Markets Limited and Coöperative Centrale Raiffeisen-Boerenleenbank B.A. as Co-Managers (incorporated by reference to Exhibit 2 of the Form 6-K of NXP Semiconductors N.V. filed on December 7, 2015)

4.12	Term Loan Guaranty Agreement dated as of December 7, 2015 among the guarantors listed on the signature pages thereto, Credit Suisse AG as Administrative Agent and Morgan Stanley Senior Funding, Inc. as Collateral Agent (incorporated by reference to Exhibit 3 of the Form 6-K of NXP Semiconductors N.V. filed on December 7, 2015)

4.13	New RCF Agreement dated as of December 7, 2015 among NXP B.V. and NXP Funding LLC as Borrowers, the several lenders from time to time parties thereto, Morgan Stanley Senior Funding, Inc. as Collateral Agent, Morgan Stanley Senior Funding, Inc., as Administrative Agent, Citibank, N.A. as Letter of Credit Issuer, Credit Suisse Securities (USA) LLC, Morgan Stanley Senior Funding, Inc., Barclays Bank PLC, Deutsche Bank Securities Inc. and Bank of America N.A. as Joint Lead Arrangers and Joint Bookrunners, and Goldman Sachs Lending Partners LLC, Citigroup Markets Limited and Coöperative Centrale Raiffeisen-Boerenleenbank B.A. as Co-Managers (incorporated by reference to Exhibit 4 of the Form 6-K of NXP Semiconductors N.V. filed on December 7, 2015)

4.14	RCF Guaranty Agreement dated as of December 7, 2015 among NXP B.V., NXP Funding LLC and each of the the subsidiary guarantors listed on the signature pages thereto, Morgan Stanley Senior Funding, Inc. as Collateral Agent and Morgan Stanley Senior Funding, Inc. as Administrative Agent (incorporated by reference to Exhibit 5 of the Form 6-K of NXP Semiconductors N.V. filed on December 7, 2015)

4.15	Secured Bridge Term Credit Agreement dated as of December 7, 2015 among NXP B.V. and NXP Funding LLC as Borrowers, the lenders from time to time parties thereto, Morgan Stanley Senior Funding, Inc. as Collateral Agent and Credit Suisse AG as Administrative Agent (incorporated by reference to Exhibit 6 of the Form 6-K of NXP Semiconductors N.V. filed on December 7, 2015)

4.16	Bridge Loan Guaranty Agreement dated as of December 7, 2015 among NXP B.V., NXP Funding LLC and each of the subsidiary guarantors listed on the signature pages thereto, Morgan Stanley Senior Funding, Inc. as Collateral Agent and Credit Suisse AG as Administrative Agent (incorporated by reference to Exhibit 7 of the Form 6-K of NXP Semiconductors N.V. filed on December 7, 2015)

4.17	Supplemental Guaranty dated as of December 7, 2015 to the guarantee dated as of March 4, 2011 among NXP B.V., each of the Guarantors listed on the signature pages thereto, Barclays Bank PLC as Administrative Agent, Morgan Stanley Senior Funding, Inc. as Global Collateral Agent and Mizuho Corporate Ban, Ltd. as Taiwan Collateral Agent (incorporated by reference to Exhibit 10.4 of the Form 8-K of Freescale Semiconductor, Ltd. filed on December 7, 2015)

4.18	Amended and Restated 2021 Freescale Indenture dated as of December 7, 2015 among Freescale Semiconductor, Inc., the Guarantors listed on the signature pages thereto and the Bank of New York Mellon Trust Company, N.A. as Trustee (incorporated by reference to Exhibit 8 of the Form 6-K of NXP Semiconductors N.V. filed on December 7, 2015)

4.19	Amended and Restated 2022 Freescale Indenture dated as of December 7, 2015 among Freescale Semiconductor, Inc., the Guarantors listed on the signature pages thereto and Wells Fargo Bank, National Association as Trustee (incorporated by reference to Exhibit 9 of the Form 6-K of NXP Semiconductors N.V. filed on December 7, 2015)

10.1	Intellectual Property Transfer and License Agreement dated as of September 28, 2006 between Koninklijke Philips Electronics N.V. and NXP B.V. (incorporated by reference to Exhibit 10.1 of the Amendment No. 3 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 30, 2010 (File No. 333-166128))

10.2	Intellectual Property Transfer and License Agreement dated as of November 16, 2009 among NXP B.V., Virage Logic Corporation and VL C.V. (incorporated by reference to Exhibit 10.2 of the Amendment No. 3 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 30, 2010 (File No. 333-166128))

10.3	Shareholders’ agreement dated as of March 30, 1999, as amended among EBD Investments Pte. Ltd., Koninklijke Philips Electronics N.V. and Taiwan Semiconductor Manufacturing Company Ltd. (incorporated by reference to Exhibit 10.4 of the Amendment No. 3 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 30, 2010 (File No. 333-166128))

10.4	Lease Agreement dated as of December 23, 2004 between Jurong Town Corporation and Systems on Silicon Manufacturing Company Pte. Ltd. for the property at No. 70 Pasir Ris Drive 1, Singapore (incorporated by reference to Exhibit 10.8 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

Exhibit Number	Description of Document

10.5	Lease Agreement dated September 26, 2003 between Huangjiang Investment Development Company and NXP Semiconductors (Guangdong) Company Ltd. for the property at Tian Mei High Tech Industrial Park, Huang, Jiang Town, Dongguan City, China (incorporated by reference to Exhibit 10.9 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.6	Building Lease Contract dated as of May 12th, 2000 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.10 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.7	Agreement with regard to the Lease of Standard Plant Basements dated as of July 1, 2011 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 4.8 of the Form-20F of NXP Semiconductors N.V. filed on February 28, 2014)

10.8	Agreement with regard to the Lease of Additional Land dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.14 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.9	Agreement with regard to the Lease of a Dangerous Goods Warehouse dated as of November 27, 2009 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.15 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.10	Agreement with regard to the Lease of Land at Property Number AL012 dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.18 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.11	Agreement with regard to the Lease of Land at Property Number AL020 dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.19 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.12	Agreement with regard to the Lease of Land at Property Number AL071 dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.20 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.13	Agreement with regard to the Lease of Land at Property Number CL102 dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.21 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.14	Agreement with regard to the Lease of Land dated as of September 30, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.22 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.15	Agreement with regard to the Lease of Land at Property Number CL102 dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.21 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.16	Agreement with regard to the Lease of Land dated as of September 30, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.22 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.17	Management Equity Stock Option Plan Terms and Conditions dated August 2010 (incorporated by reference to Exhibit 10.19 of the Form-20F of NXP Semiconductors N.V. filed on March 13, 2012)

10.18	Management Equity Stock Option Plan Terms and Conditions dated January 2011 (incorporated by reference to Exhibit 10.20 of the Form-20F of NXP Semiconductors N.V. filed on March 13, 2012)

10.19	Long Term Incentive Plan 2010 Terms and Conditions with regard to the Stock Option Plan, the Performance Stock Unit Plan, Restricted Stock Unit Plan and Share Plan (incorporated by reference to Exhibit 10.21 of the Form-20F of NXP Semiconductors N.V. filed on March 13, 2012)

10.20	NXP Global Equity Incentive Program (incorporated by reference to Exhibit 10.26 of the Amendment No. 3 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 30, 2010 (File No. 333-166128))

10.21	Long Term Incentive Plan 2011 Terms and Conditions with regard to the Stock Option Plan, the Performance Stock Unit Plan, Restricted Stock Unit Plan and Share Plan (incorporated by reference to Exhibit 4.8 of the Form-20F of NXP Semiconductors N.V. filed on March 13, 2012)

Exhibit Number	Description of Document

10.22	Long Term Incentive Plan 2012/3 Terms and Conditions with regard to the Stock Option Plan, the Performance Stock Unit Plan, Restricted Stock Unit Plan and Share Plan (incorporated by reference to Exhibit 10.22 of the Form-20F of NXP Semiconductors N.V. filed on March 1, 2013). Long Term Incentive Plan 2013/4 Terms and Conditions with regard to the Stock Option Plan, the Performance Stock Unit Plan and Restricted Stock Unit Plan (incorporated by reference to Exhibit 10.22 of the Form-20F of NXP Semiconductors N.V. filed on February 28, 2014). Long Term Incentive Plan 2014/5 Terms and Conditions with regard to the Stock Option Plan, the Performance Stock Unit Plan, the Restricted Stock Unit Plan and the Keep Restricted Stock Unit Plan (incorporated by reference to Exhibit 10.22 of the Form-20F of NXP Semiconductors N.V. filed on February 28, 2014) and Long Term Incentive Plan 2015/6 Terms and Conditions with regard to the Stock Option Plan, the Performance Stock Unit Plan, the Restricted Stock Unit Plan and the Keep Restricted Stock Unit Plan.

10.23	Employee Stock Purchase Plan Terms and Conditions (incorporated by reference to Exhibit 4.1 of the Form S-8 of NXP Semiconductors N.V. filed on August 8, 2013)

10.24	Agreement and Plan of Merger, dated as of March 1, 2015, by and among NXP Semiconductors N.V., Freescale Semiconductor, Ltd. and Nimble Acquisition Limited (incorporated by reference to Exhibit 1 of the Form 6-K of NXP Semiconductors N.V. filed on March 3, 2015)

10.25	Shareholders’ agreement dated as of December 7, 2015 among NXP Semiconductors N.V., P4 Sub L.P. 1, Permira IV L.P. 2, Permira Investments Limited and P4 Co-Investment L.P.

10.26	Shareholders’ agreement dated as of December 7, 2015 among NXP Semiconductors N.V., Carlyle Partners IV Cayman, L.P., CPIV Coinvestment Cayman, L.P., Carlyle Asia Partners II, L.P., CAP II Co-Investment, L.P., CEP II Participations S.a.r.l. SICAR, Carlyle Japan Partners, L.P. and CJP Co-Investment, L.P.

10.27	Shareholders’ agreement dated as of December 7, 2015 among NXP Semiconductors N.V., Blackstone Capital Partners (Cayman) V L.P., Blackstone Capital Partners (Cayman) V-A L.P., BCP (Cayman) V-S L.P., BCP V Co-Investors (Cayman) L.P., Blackstone Firestone Transaction Participation Partners (Cayman) L.P., Blackstone Firestone Principal Transaction Partners (Cayman) L.P., Blackstone Family Investment Partnership (Cayman) V L.P., Blackstone Family Investment Partnership (Cayman) V-SMD L.P. and Blackstone Participation Partnership (Cayman) V L.P.

10.28	Shareholders’ agreement dated as of December 7, 2015 among NXP Semiconductors N.V., TPG Partners IV — AIV, L.P., TPG Partners V — AIV, L.P., and TPG FOF V-B, L.P.

12.1	Certification of R. Clemmer filed pursuant to 17 CFR 240. 13a-14(a)

12.2	Certification of D. Durn filed pursuant to 17 CFR 240. 13a-14(a)

13.1	Certification of R. Clemmer furnished pursuant to 17 CFR 240. 13a-14(b)

13.2	Certification of D. Durn furnished pursuant to 17 CFR 240. 13a-14(b)

21.1	List of Significant Subsidiaries of the Registrant

23	Consent of KPMG Accountants N.V.

#	Confidential treatment previously requested and granted

GLOSSARY

32 bit ARM microcontrollers	Microcontroller based on a 32-bit processor core developed and licensed by ARM Technologies.

AC-DC	Conversion of alternating current to direct current.

Analog	A form of transmission that is a continuous wave of an electrical signal that varies in frequency and/or amplitude in response to variations of physical phenomena such as human speech or music.

Back-end	The packaging, assembly and testing stages of the semiconductors manufacturing process, which takes place after electronic circuits are imprinted on silicon wafers in the front-end process.

BiCMOS	A process technology that combines bipolar and CMOS processes, typically by combining digital CMOS circuitry with higher voltage or higher speed bipolar circuitry.

Bipolar	A process technology used to create semiconductors for applications involving the use of higher power levels than are possible with a CMOS chip. Due to the geometry of a bipolar circuit, these devices are significantly larger than CMOS devices. The speed of the most advanced bipolar devices exceeds those attainable with CMOS, but only at very large electrical currents. As a result, the number of bipolar devices that can be integrated into a single product is limited.

Bluetooth low energy	Bluetooth low energy (BLE) is a wireless computer network technology that, in comparison with “classic” Bluetooth, requires considerably less power and provides a similar communication range. BLE has been included in the majority of smart phones for the past couple of years, with its initial application as the communication between the smart phone and other personal devices like fitness trackers and head-sets. Recently also other applications like communication with light bulbs are emerging.

CAN	Controller Area Network. A network technology used in automotive network architecture.

CATV	An abbreviation for cable television.

Car access and immobilizers	An automobile technology segment focused on keyless entry and car immobilization applications. An automobile immobilizer is an electronic device fitted to an automobile which prevents the engine from running unless the correct key (or other token) is present.

Chip	Semiconductor device.

CMOS	Complementary Metal Oxide Semiconductor. The most common integrated circuit fabrication technology in the semiconductor industry. The technology is used to make integrated circuits where small size and high speed are important. As a result of the very small feature sizes that can be attained through CMOS technology, however, the ability of these integrated circuits to cope with high electrical currents and voltages is limited.

Coolflux DSP	A low power digital signal processor designed for mobile audio applications.

Digital	A form of transmission where data is represented by a series of bits or discrete values such as 0 and 1.

Diode	A semiconductor that allows currents to flow in one direction only.

Discrete semiconductors	Unlike integrated circuits, which contain up to tens of millions of transistors, discrete semiconductors are single devices, usually with two terminals (diodes) or three terminals (transistors). These are either applied as peripheral components on printed circuit boards, or used for special purposes such as very high power applications.

DMOS	Diffused Metal on Silicon Oxide Semiconductor. A process technology used to manufacture integrated circuits that can operate at high voltage.

DSP	Digital signal processor. A specialized microprocessor optimized to process sequences of numbers or symbols which represent signals.

EMI filtering	Electromagnetic interference (or EMI, also called radio frequency interference or RFI when in high frequency or radio frequency) is disturbance that affects an electrical circuit due to either electromagnetic induction or electromagnetic radiation emitted from an external source.

eNVM

Embedded non-volatile memory (eNVM) offers broad areas of applications for MCU

(microcontroller) in Automotive, Mobility, and Security markets with key advantages such as dense board designs with reduced number of parts, reduced system costs, reduced noise, higher system speed due to fast code access, in-system on-board re-programmability of code and data storage, lower power dissipation, improved reliability, and real-time control application.

e-passport	A passport with secure data source chip used in providing personalized information.

ESD	Electrostatic discharge. The sudden and momentary electric current that flows between two objects caused by direct contact or induced by an electrostatic field. This term is used in the context of electronics to describe momentary unwanted currents that may cause damage to electronic equipment.

Fab (or wafer fab)	A semiconductor fabrication facility in which front-end manufacturing processes take place.

Fabless semiconductor company	A semiconductor company that does not have any internal wafer fab manufacturing capacity but instead focuses on designing and marketing its products, while outsourcing manufacturing to an independent foundry.

FlexRay	A new communications protocol designed for the high data transmission rates required by advanced automotive control systems.

Foundry	A semiconductor manufacturer that manufactures chips for third parties.

Front-end	The wafer processing stage of the semiconductors manufacturing process in which electronic circuits are imprinted onto raw silicon wafers. This stage is followed by the packaging, assembly and testing stages, which together comprise the back-end process.

HDMI	High-Definition Multimedia Interface. A compact audio/video interface for transmitting uncompressed digital data.

HDTMOS	High cell density TMOS (HDTMOS) is an advancement in power MOSFET technology that reduces power dissipation. This results in lower thermal generation and a reduction in the component’s total part count.

HPRF power amplifier	High power RF (HPRF) system mainly consists of RF power amplifiers and waveguide distribution system. RF power amplifiers produce RF energy and waveguides transmit this RF energy to the accelerator modules.

HSPA+	Evolved High-Speed Packet Access, or HSPA+, is a technical standard for wireless, broadband telecommunication with higher speeds for the end user that are comparable to the newer LTE networks.

I2 C	A multi-master serial single-ended computer bus that is used to attach low-speed peripherals to a motherboard, embedded system or mobile phone.

IC	Integrated Circuit. A miniaturized electronic circuit that has been manufactured in the surface of a thin substrate of semiconductor material.

ICN 6,8	NXP wafer fab facilities located in Nijmegen, Netherlands, processing 6” or 8” diameter wafers. As of end December 2014, only ICN 8 is still in use.

i.MX	i.MX applications processors are multicore ARM-based solutions for multimedia and display applications with scalability, high performance and low power capabilities.

In-process research and development	The value allocated to incomplete research and development projects in acquisitions treated as purchases.

IoT	The Internet of Things (IoT) is the network of physical objects—devices, vehicles, buildings and other items which are embedded with electronics, software, sensors and network connectivity, which enables these objects to collect and exchange data. The Internet of Things allows objects to be sensed and controlled remotely across existing network infrastructure, creating opportunities for more direct integration of the physical world into computer-based systems.

LDMOS	Laterally Diffused Metal Oxide Semiconductor. A transistor used in RF/microwave power amplifiers.

LED	Light Emitting Diode. A semiconductor device which converts electricity into light.

LIBOR	London Interbank Offered Rate. The benchmark rate at which interbank term deposits within the leadings banks in London would be charged if borrowing from other banks.

LIN	Local Interconnect Network. A network technology used in automotive network architecture.

LNA	Low-Noise Amplifier. An electronic amplifier used to amplify very weak signals.

LTE	Long Term Evolution (LTE) is a 4G wireless broadband technology standard for wireless communication of high-speed data for mobile phones and data terminals, increasing the capacity and speed using a different radio interface together with core network improvements.

Memory	Any device that can store data in machine readable format. Usually used synonymously with random access memory and read only memory.

Microcontroller	A microprocessor combined with memory and interface integrated on a single circuit and intended to operate as an embedded system.

Micron	A metric unit of linear measure which equals one millionth of a meter. A human hair is about 100 microns in diameter.

MIFARE	Trademarked name, owned by NXP, for the most widely used contactless smart card, or proximity card, technology, for payment in transportation systems.

Mixed-signal	The mixed-signal part of an application solution refers to the devices and sub-system solutions that translate real world analog signals and phenomena such as radio frequency communication and power signals, sound, light, temperature, pressure, acceleration, humidity and chemical characteristics into digital or power signals that can be fed into the central microprocessing or storage devices at the heart of an application system solution.

MOS	Metal Oxide Semiconductor. A metal insulator semiconductor structure in which the insulating layer is an oxide of the substrate material.

MOSFET	Metal Oxide Semiconductor Field Effect Transistor. A device used for amplifying or switching electronic signals.

Nanometer	A metric unit of linear measure which equals one billionth of a meter. There are 1,000 nanometers in 1 micron.

NFC	Near field communication. A technology which allows devices to establish a secure point-to-point wireless connection at very close ranges (within several centimeters), and which is being increasingly adopted in mobile devices and point-of-sale terminals or other devices.

ODM	Original Design Manufacturer. A company which manufactures a product which ultimately will be branded by another firm for sale.

OEM	Original Equipment Manufacturer. A manufacturer that designs and manufactures its products for the end consumer market.

Power MOS	A specific type of metal oxide semiconductor designed to handle large amounts of power.

Process technologies	The technologies used in front-end processes to convert raw silicon wafers into finished wafers containing hundreds or thousands of chips.

QorIQ	QorIQ processing platforms are complete system on chip (SoC) processors for networking applications across carrier, enterprise, military and industrial markets.

Rectifier	An electrical device that converts alternating current to direct current.

RF	Radio Frequency. A high frequency used in telecommunications. The term radio frequency refers to alternating current having characteristics such that, if the current is input to an antenna, an electromagnetic (EM) field is generated suitable for wireless broadcasting and/or communications.

Radio Frequency Identification	An RF chip used for identification.

Semiconductors	Generic term for devices such as transistors and integrated circuits that control the flow of electrical signals. The most common semiconductor material for use in integrated circuits is silicon.

Silicon	A type of semiconducting material used to make wafers. Silicon is widely used in the semiconductor industry as a base material.

SoC	A system on a chip or system on chip (SoC) is an integrated circuit (IC) that integrates all components of a computer or other electronic system into a single chip. It may contain digital, analog, mixed-signal, and often radio-frequency functions—all on a single chip substrate.

Solid State Lighting	A type of lighting that uses semiconductor light-emitting diodes (LEDs), organic light-emitting diodes (OLED), or polymer light-emitting diodes (PLED) as sources of illumination rather than electrical filaments, plasma or gas.

SPI	Serial Peripheral Interface Bus. A synchronous serial data link standard that operates in full duplex mode.

SS MOS	Small signal power discrete including a metal oxide semiconductor field effect transistor.

SS Transistor	A small signal transistor.

Substrate	The base material made from silicon on which an integrated circuit is printed.

TD-LTE	Time-division Long-Term Evolution (TD-LTE), is a 4G telecommunications technology and standard. It is one of two variants of the Long Term Evolution (LTE) technology standard.

TD-SCDMA	Time Division Synchronous Code Division Multiple Access (TD-SCDMA) is a 3G format of choice for the national standard of 3G mobile telecommunication in China.

Telematics	The science of sending, receiving and storing information via telecommunication devices.

Thyristor	A four-layer semiconductor that is often used for handling large amounts of electrical power.

UART	Universal Asynchronous Receiver/Transmitter. An integrated circuit used for serial communications over a computer or peripheral device serial port.

USB	Universal Serial Bus. A standard that provides a serial bus standard for connecting devices, usually to a computer.

Wafer	A disk made of a semiconducting material, such as silicon, usually either 100, 125, 150, 200 or 300 millimeters in diameter, used to form the substrate of a chip. A finished wafer may contain several thousand chips.

White goods	A term which refers to large household appliances such as refrigerators, stoves, dishwashers and other similar items.

Yield	The ratio of the number of usable products to the total number of manufactured products.

ZigBee	ZigBee is a technology of data transfer in wireless networks. It has low energy consumption and is designed for multi-channel control systems, alarm systems, and lighting control. It also has other various home and industry applications.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NXP Semiconductors N.V. (Registrant)

/s/ RICK CLEMMER	/s/ DANIEL DURN
Rick Clemmer	Daniel Durn
Chief Executive Officer (Principal Executive Officer)	Chief Financial Officer (Principal Financial and Accounting Officer)

Date: February 26, 2016

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

The following financial statements and related schedules, together with the report of independent registered public accounting firms thereon, are filed as part of this Annual Report:

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

NXP Semiconductors N.V.:

We have audited the accompanying consolidated balance sheets of NXP Semiconductors N.V. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2015. We also have audited NXP Semiconductors N.V.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). NXP Semiconductors N.V.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NXP Semiconductors N.V. and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles. Also in our opinion, NXP Semiconductors N.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

NXP Semiconductors N.V. acquired Freescale Semiconductor, Ltd. including subsidiaries (“Freescale”) in December 2015, and management excluded from its assessment of the effectiveness of NXP Semiconductors N.V.’s internal control over financial reporting as of December 31, 2015, Freescale’s internal control over financial reporting associated with approximately 10% of consolidated total assets (excluding any purchase price accounting effect) and approximately 6% of consolidated revenues included in the consolidated financial statements of NXP Semiconductors N.V. and subsidiaries as of and for the year ended December 31, 2015. Our audit of internal control over financial reporting of NXP Semiconductors N.V. also excluded an evaluation of the internal control over financial reporting of Freescale.

/s/ KPMG Accountants N.V.
Amstelveen, the Netherlands
February 26, 2016

NXP Semiconductors N.V.

Consolidated Statements of Operations

($ in millions, unless otherwise stated)	For the years ended December 31,
	2015	2014	2013

Revenue	6,101	5,647	4,815
Cost of revenue	(3,314)	(3,007)	(2,638)

Gross profit	2,787	2,640	2,177

Research and development	(890)	(763)	(639)
Selling, general and administrative	(922)	(686)	(664)
Amortization of acquisition-related intangible assets	(223)	(152)	(232)
Other income (expense)	1,263	10	9

Operating income (loss)	2,015	1,049	651

Financial income (expense):
Extinguishment of debt	—	(3)	(114)
Other financial income (expense)	(529)	(407)	(160)

Income (loss) before income taxes	1,486	639	377

Benefit (provision) for income taxes	104	(40)	(20)
Results relating to equity-accounted investees	9	8	58

Net income (loss)	1,599	607	415

Less: Net income (loss) attributable to non-controlling interests	73	68	67

Net income (loss) attributable to stockholders	1,526	539	348

Earnings per share data:
Net income (loss) per common share attributable to stockholders in $:
– Basic	6.36	2.27	1.40
– Diluted	6.10	2.17	1.36

Weighted average number of shares of common stock outstanding during the year (in thousands):
– Basic	239,764	237,954	248,526
– Diluted	250,116	248,609	255,050

See accompanying notes to the consolidated financial statements.

NXP Semiconductors N.V.

Consolidated Statements of Comprehensive Income

($ in millions, unless otherwise stated)	For the years ended December 31,
	2015	2014	2013

Net income (loss)	1,599	607	415

Other comprehensive income (loss), net of tax:
Change in net investment hedge	(190)	(214)	68
Change in fair value cash flow hedges *	—	2	(4)
Change in foreign currency translation adjustment	131	140	(27)
Change in net actuarial gain (loss)	31	(66)	10
Change in net unrealized gains (losses) available-for-sale securities	(1)	1	—

Total other comprehensive income (loss)	(29)	(137)	47

Total comprehensive income (loss)	1,570	470	462

Less: Comprehensive income (loss) attributable to non-controlling interests	73	68	67

Total comprehensive income (loss) attributable to stockholders	1,497	402	395

*	Reclassification adjustments included in Cost of revenue in the Consolidated Statements of Operations.

See accompanying notes to the consolidated financial statements.

NXP Semiconductors N.V.

Consolidated Balance Sheets

($ in millions, unless otherwise stated)	As of December 31,
	2015	2014

Assets
Current assets:
Cash and cash equivalents	1,614	1,185
Receivables, net	1,130	593
Assets held for sale	15	—
Inventories, net	1,879	755
Other current assets	174	97

Total current assets	4,812	2,630

Non-current assets:
Other non-current assets	602	403
Property, plant and equipment, net	2,922	1,123
Identified intangible assets, net	8,790	573
Goodwill	9,228	2,121

Total non-current assets	21,542	4,220

Total assets	26,354	6,850

Liabilities and equity
Current liabilities:
Accounts payable	1,014	729
Restructuring liabilities - current	197	37
Accrued liabilities	781	534
Short-term debt	556	20

Total current liabilities	2,548	1,320

Non-current liabilities:
Long-term debt	8,656	3,936
Restructuring liabilities	43	3
Deferred tax liabilities	2,293	76
Other non-current liabilities	1,011	714

Total non-current liabilities	12,003	4,729

Equity:
Non-controlling interests	288	263
Stockholders’ equity:
Preferred stock, par value €0.20 per share:
Authorized: 645,754,500 (2014: 645,754,500 shares)
Issued: none
Common stock, par value €0.20 per share:
Authorized: 430,503,000 shares (2014: 430,503,000 shares)
Issued and fully paid: 346,002,862 shares (2014: 251,751,500 shares)	68	51
Capital in excess of par value	15,150	6,300
Treasury shares, at cost: 3,998,982 shares (2014: 19,171,454 shares)	(342)	(1,219)
Accumulated other comprehensive income (loss)	181	210
Accumulated deficit	(3,542)	(4,804)

Total Stockholders’ equity	11,515	538

Total equity	11,803	801

Total liabilities and equity	26,354	6,850

See accompanying notes to the consolidated financial statements.

NXP Semiconductors N.V.

Consolidated Statements of Cash Flows

($ in millions, unless otherwise stated)	For the years ended December 31,
	2015	2014	2013

Cash flows from operating activities:
Net income (loss)	1,599	607	415

Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	517	405	514
Share-based compensation	216	133	88
Change in fair value of warrant liability	31	2	—
Amortization of discount on debt	39	3	—
Amortization of debt issuance costs	11	13	32
Net (gain) loss on sale of assets	(1,263)	(10)	(2)
(Gain) loss on extinguishment of debt	—	3	114
Results relating to equity-accounted investees	(9)	(8)	(58)
Changes in deferred taxes	(168)	1	(7)
Changes in operating assets and liabilities:
(Increase) decrease in receivables and other current assets	(78)	(111)	(37)
(Increase) decrease in inventories	82	(42)	(22)
Increase (decrease) in accounts payable and accrued liabilities	127	222	(68)
Decrease (increase) in other non-current assets	30	13	(18)
Exchange differences	193	246	(62)
Other items	3	(9)	2

Net cash provided by (used for) operating activities	1,330	1,468	891

Cash flows from investing activities:
Purchase of identified intangible assets	(12)	(36)	(35)
Capital expenditures on property, plant and equipment	(341)	(329)	(215)
Proceeds from disposals of property, plant and equipment	7	4	6
Proceeds from disposals of assets held for sale	—	6	—
Purchase of interests in businesses, net of cash acquired	(1,692)	(8)	(1)
Proceeds from sale of interests in businesses, net of cash divested	1,605	1	3
Proceeds from return of equity investment	1	—	4
Other	2	(25)	(2)

Net cash provided by (used for) investing activities	(430)	(387)	(240)

Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	(2)	(17)	(11)
Amounts drawn under the revolving credit facility	—	800	530
Repayments under the revolving credit facility	—	(950)	(610)
Repurchase of long-term debt	(3,586)	(92)	(2,429)
Principal payments on long-term debt	(32)	(15)	(18)
Proceeds from the issuance of long-term debt	3,680	1,150	2,251
Cash paid for debt issuance costs	(32)	(16)	(23)
Proceeds from the sale of warrants	—	134	—
Cash paid for Notes hedge derivatives	—	(208)	—
Dividends paid to non-controlling interests	(51)	(50)	(48)
Purchase of non-controlling interest shares	—	—	(12)
Cash proceeds from exercise of stock options	51	145	177
Purchase of treasury shares	(475)	(1,435)	(405)
Hold-back payment on prior acquisitions	(2)	—	—

Net cash provided by (used for) financing activities	(449)	(554)	(598)

Effect of changes in exchange rates on cash positions	(22)	(12)	—

Increase (decrease) in cash and cash equivalents	429	515	53
Cash and cash equivalents at beginning of period	1,185	670	617

Cash and cash equivalents at end of period	1,614	1,185	670

See accompanying notes to the consolidated financial statements.

NXP Semiconductors N.V.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2015, 2014 and 2013

($ in millions, unless otherwise stated)	Outstanding number of shares (in thousands)	Common stock	Capital in excess of par value	Treasury shares at cost	Accumulated other comprehensive income (loss)	Accumulated deficit	Total stockholders’ equity	Non- controlling interests	Total equity

Balance as of December 31, 2012	249,026	51	6,090	(58)	300	(5,334)	1,049	235	1,284

Net income (loss)						348	348	67	415
Other comprehensive income					47		47		47
Share-based compensation plans			88				88		88
Treasury shares	(11,072)			(405)			(405)		(405)
Shares issued pursuant to stock awards	9,627			296		(119)	177		177
Dividends non-controlling interests								(48)	(48)
Purchase of non-controlling interest shares			(3)				(3)	(9)	(12)

Balance as of December 31, 2013	247,581	51	6,175	(167)	347	(5,105)	1,301	245	1,546

Net income (loss)						539	539	68	607
Other comprehensive income					(137)		(137)		(137)
Share-based compensation plans			125				125		125
Treasury shares	(23,246)			(1,435)			(1,435)		(1,435)
Shares issued pursuant to stock awards	8,245			383		(238)	145		145
Dividends non-controlling interests								(50)	(50)

Balance as of December 31, 2014	232,580	51	6,300	(1,219)	210	(4,804)	538	263	801

Net income (loss)						1,526	1,526	73	1,599
Other comprehensive income					(29)		(29)		(29)
Share-based compensation plans			218				218		218
Treasury shares	(5,336)			(475)			(475)		(475)
Shares issued pursuant to stock awards	5,008			315		(264)	51		51
Issuance of common stock for business combination, net of issuance costs	109,751	17	8,632	1,037			9,686		9,686
Dividends non-controlling interests								(51)	(51)
Changes in participation								3	3

Balance as of December 31, 2015	342,003	68	15,150	(342)	181	(3,542)	11,515	288	11,803

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

On December 7, 2015 we acquired Freescale Semiconductor, Ltd. (“Freescale”). The results presented in the Consolidated Financial Statements and Notes to the Consolidated Financial Statements include Freescale’s results of operations for the period of December 7, 2015 through December 31, 2015 (the “Post-Merger Period”).

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

Foreign currencies

The Company uses the U.S. dollar as its reporting currency. The functional currency of the holding company (defined as NXP Semiconductors N.V. and NXP B.V.) is the euro. As a result of the acquisition of Freescale, NXP has concluded that the functional currency of the holding company will become the U.S. dollar from January 1, 2016 forward. For consolidation purposes, the financial statements of the entities within the Company with a functional currency other than the U.S. dollar, are translated into U.S. dollars. Assets and liabilities are translated using the exchange rates on the applicable balance sheet dates. Income and expense items in the statements of operations, statements of comprehensive income and statements of cash flows are translated at monthly exchange rates in the periods involved.

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

	$ per €1
	period end	average(1)	high	low

2015	1.0915	1.1150	1.0869	1.2155
2014	1.2155	1.3262	1.2155	1.3857
2013	1.3765	1.3285	1.2818	1.3765

(1)	The average rates are the average rates based on monthly quotations.

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

Goodwill

We record goodwill when the purchase price of an acquisition exceeds the fair value of the net tangible and identified intangible assets acquired. We assign the goodwill to our reporting units based on the relative expected fair value provided by the acquisition. We perform an annual impairment assessment in the fourth quarter of each year, or more frequently if indicators of potential impairment exist, which includes evaluating qualitative and quantitative factors to assess the likelihood of an impairment of a reporting unit’s goodwill. We perform impairment tests using a fair value approach when necessary. The reporting unit’s carrying value used in an impairment test represents the assignment of various assets and liabilities, excluding certain corporate assets and liabilities, such as cash, investments and debt.

Identified intangible assets

Licensed technology and patents are generally amortized on a straight-line basis over the periods of benefit. We amortize all acquisition-related intangible assets that are subject to amortization over their estimated useful life based on economic benefit. Acquisition-related in-process R&D assets represent the fair value of incomplete R&D projects that had not reached technological feasibility as of the date of acquisition; initially, these assets are not subject to amortization. Assets related to projects that have been completed are subject to amortization, while assets related to projects that have been abandoned are impaired and expensed to R&D. In the quarter following the period in which identified intangible assets become fully amortized, we remove the fully amortized balances from the gross asset and accumulated amortization amounts.

We perform a quarterly review of finite-lived identified intangible assets to determine whether facts and circumstances indicate that the useful live is shorter than we had originally estimated or that the carrying amount of assets may not be recoverable. If such facts and circumstances exist, we assess recoverability by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Impairments, if any, are based on the excess of the carrying amount over the fair value of those assets. If an asset’s useful life is shorter than originally estimated, we accelerate the rate of amortization and amortize the remaining carrying value over the new shorter useful life. We perform an annual impairment assessment in the fourth quarter of each year for indefinite-lived intangible assets, or more frequently if indicators of potential impairment exist, to determine whether it is more likely than not that the carrying value of the assets may not be recoverable. If necessary, a quantitative impairment test is performed to compare the fair value of the indefinite-lived intangible asset with its carrying value. Impairments, if any, are based on the excess of the carrying amount over the fair value of those assets.

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

Distributor reserves estimate the impact of credits granted to distributors under certain programs common in the semiconductor industry whereby distributors receive certain price adjustments to meet individual competitive opportunities, or are allowed to return or scrap a limited amount of product in accordance with contractual terms agreed upon with the distributor, or receive price protection credits when our standard published prices are lowered from the price the distributor paid for product still in its inventory. The Company’s policy is to use a rolling historical experience rate, as well as a prospective view of products and pricing in the distribution channel for distributors who participate in our volume rebate incentive program, in order to estimate the proper provision for this program at the end of any given reporting period. We continually monitor the actual claimed allowances against our estimates, and we adjust our estimates as appropriate to reflect trends in pricing environments and inventory levels. Distributor reserves are also adjusted when recent historical data does not represent anticipated future activity.

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

Financial income and expense

Financial income and expense is comprised of interest income on cash and cash equivalent balances, the interest expense on borrowings, the mark-to-market of our warrant liability, foreign exchange results on our U.S. dollar denominated debt that resides in a Euro entity, the accretion of the discount or premium on issued debt, the gain or loss on the disposal of financial assets, impairment losses on financial assets and gains or losses on hedging instruments recognized in the statement of operations. As of January 1, 2016, as a result of the acquisition of Freescale, NXP has concluded that the functional currency of the holding company is USD. Beginning from January 1, 2016, the warrants will now be classified in stockholders’ equity, and mark-to-market accounting will no longer be applicable. In addition our U.S. dollar-denominated notes, term loans and New RCF agreements will no longer need to be re-measured.

Borrowing costs that are not directly attributable to the acquisition, construction or production of property, plant and equipment are recognized in the statement of operations using the effective interest method.

Income taxes

Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts. Measurement of deferred tax assets and liabilities is based upon the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax liabilities for income taxes or withholding taxes on dividends from subsidiaries are recognized in situations where the company does not consider the earnings indefinitely reinvested and to the extent that the withholding taxes are not expected to be refundable.

Deferred tax assets, including assets arising from loss carryforwards, are recognized, net of a valuation allowance, if based upon the available evidence it is more likely than not that the asset will be realized.

The income tax benefit from an uncertain tax position is recognized only if it is more likely than not that the tax position will be sustained upon examination by the relevant taxing authorities. The income tax benefit recognized is measured based on the largest benefit that is more than 50 percent likely to be realized upon resolution of the uncertainty. The liability for unrecognized tax benefits and the related interest and penalties is recorded under accrued liabilities and other non-current liabilities in the balance sheet based on the timing of the expected payment. Penalties are recorded as income tax expense, whereas interest is reported as financial expense in the statement of operations.

Postretirement benefits

The Company’s employees participate in pension and other postretirement benefit plans in many countries. The costs of pension and other postretirement benefits and related assets and liabilities with respect to the Company’s employees participating in the various plans are based upon actuarial valuations.

Some of the Company’s defined-benefit pension plans are funded with plan assets that have been segregated and restricted in a trust, foundation or insurance company to provide for the pension benefits to which the Company has committed itself.

The net liability or asset recognized in the balance sheet in respect of the postretirement plans is the present value of the projected benefit obligation less the fair value of plan assets at the balance sheet date. Most of the Company’s plans are unfunded and result in a provision or a net liability.

For the Company’s major plans, the discount rate is derived from market yields on high quality corporate bonds. Plans in countries without a deep corporate bond market use a discount rate based on the local government bond rates.

Benefit plan costs primarily represent the increase in the actuarial present value of the obligation for benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of the expected return on plan assets and net of employee contributions.

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

In calculating obligation and expense, the Company is required to select actuarial assumptions. These assumptions include discount rate, expected long-term rate of return on plan assets, assumed health care trend rates and rates of increase in compensation costs determined based on current market conditions, historical information and consultation with and input from our actuaries. Changes in the key assumptions can have a significant impact to the projected benefit obligations, funding requirements and periodic cost incurred.

Unrecognized prior-service costs related to the plans are amortized to the statements of operations over the average remaining service period of the active employees.

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

For all of the Company’s postretirement benefit plans, the measurement date is December 31, our year-end.

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

We sell our products to OEMs and to distributors in various markets, who resell these products to OEMs, or their subcontract manufacturers. One of our distributors accounted for 14% of our revenue in 2015, 13% in 2014 and 11% in 2013 and one other distributor accounted for 14% of our revenue in 2015 and 13% in 2014 and less than 10% in 2013. No other distributor accounted for greater than 10% of our revenue for 2015, 2014 or 2013. No individual OEM for which we had direct sales to accounted for more than 10% of our revenue for 2015, 2014 or 2013.

Credit exposure related to NXP’s foreign currency forward contracts is limited to the realized and unrealized gains on these contracts.

NXP is party to certain hedge transactions related to its 2019 Cash Convertible Senior Notes. NXP is subject to the risk that the counterparties to these transactions may not be able to fulfill their obligations under these hedge transactions.

NXP purchased options and issued warrants to hedge potential cash payments in excess of the principal and contractual interest related to its 2019 Cash Convertible Senior Notes, which were issued during fiscal 2014. The 2019 Cash Convertible Senior Note hedges and warrants are adjusted to fair value each reporting period and unrealized gains and losses are reflected in NXP’s Consolidated Statements of Operations. Because the fair value of the 2019 Cash Convertible Senior Notes embedded conversion derivative and the 2019 Cash Convertible Senior Notes hedges are designed to have similar offsetting values, there was no impact to NXP’s Consolidated Statements of Operations relating to these adjustments to fair value, the fair value adjustment for the warrant resulted in an unrealized loss of $31 million in the Consolidated Statements of Operations.

The Company is using outside suppliers or foundries for a portion of its manufacturing capacity.

We have operations in Europe and Asia subject to collective bargaining agreements which could pose a risk to the Company in the near term but we do not expect that our operations will be disrupted if such is the case.

Accounting standards adopted in 2015

In April 2014, the FASB issued ASU 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which includes amendments that change the requirements for reporting discontinued operations and require additional disclosures about discontinued operations. Under the new guidance, only disposals representing a strategic shift in operations - that is, a major effect on the organization’s operations and financial results - should be presented as discontinued operations. Additionally, the ASU requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations. The Company adopted this guidance in the first quarter of 2015. As a result of this guidance the Company anticipates future disposals of businesses which historically would have been classified as discontinued operations will no longer qualify for presentation as discontinued operations in its consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-03, Interest - Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. The new standard requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. In August 2015, the FASB issued ASU No. 2015-15, Interest - Imputation of Interest (Subtopic 835-30): Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements, which clarified that debt issuance costs related to line-of-credit arrangements can be presented in the balance sheet as an asset and amortized over the term of the line-of-credit arrangement. We adopted these standards as of December 31, 2015 with retroactive application. The adoption of these standards did not have a significant impact on our financial position or results of operations.

New standards to be adopted after 2015

In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes all existing revenue recognition requirements, including most industry-specific guidance. The new standard requires a company to recognize revenue when it transfers goods or services to customers in an amount that reflects the consideration that the company expects to receive for those goods or services. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which delayed the effective date of the new standard from January 1, 2017 to January 1, 2018. The FASB also agreed to allow entities to choose to adopt the standard as of the original effective date. We are currently evaluating the method of adoption and the potential impact that Topic 606 may have on our financial position and results of operations.

In April 2015, the FASB issued ASU No. 2015-05, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement. Under this standard, if a cloud computing arrangement includes a software license, the software license element of the arrangement should be accounted for consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the arrangement should be accounted for as a service contract. The new standard will be effective for us on January 1, 2016. The adoption of this standard is not expected to have a significant impact on our financial position or results of operations.

In July 2015, the FASB issued ASU No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. The new standard applies only to inventory for which cost is determined by methods other than last-in, first-out and the retail inventory method, which includes inventory that is measured using first-in, first-out or average cost. Inventory within the scope of this standard is required to be measured at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The new standard will be effective for us on January 1, 2017. The adoption of this standard is not expected to have a significant impact on our financial position or results of operations.

In September 2015, the FASB issued ASU No. 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. The new standard requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined and sets forth new disclosure requirements related to the adjustments. The new standard will be effective for us on January 1, 2016. The adoption of this standard is not expected to have a significant impact on our financial position or results of operations.

In November 2015 the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes (Topic 740), which changes how deferred taxes are classified on our balance sheets and is effective for financial statements issued for annual periods beginning after December 15, 2016, with early adoption permitted. ASU 2015-17 requires all deferred tax assets and liabilities to be classified as non-current. The Company will adopt this standard as of January 1, 2016 with retrospective application. The adoption of this standard is not expected to have a significant impact on our financial position or results of operations.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall: Recognition and Measurement of Financial Assets and Financial Liabilities (Subtopic 825-10). The pronouncement requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income, requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes, requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset, and eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost. The new standard will be effective for us on January 1, 2018. The expected adoption method of ASU 2016-01 is being evaluated by the Company and the adoption is not expected to have a significant impact on our financial position or results of operations.

3 Acquisitions and Divestments

2015

On December 7, 2015, we acquired Freescale for a purchase price of $11,639 million. The consolidated financial statements include the results of operations of Freescale as of the acquisition date. Unaudited pro forma results of operations for the Freescale acquisition are presented below. Acquisition related transaction costs ($42 million) such as legal, accounting and other related expenses were recorded as a component of selling, general and administrative expense in our consolidated statements of operations.

Under the terms of the merger agreement, each holder of Freescale common shares received (i) 0.3521 of an NXP ordinary share and (ii) $6.25 in cash per such common share.

The total purchase price amounts to $11,639 million and consisted of the following:

Cash payment of $6.25 per Freescale common share	1,948
Total value of NXP ordinary shares delivered	9,449
Value of NXP restricted share units delivered to holders of Freescale restricted share units and performance-based restricted share units	157
Value of NXP stock options delivered to holders of Freescale stock options	85

Total purchase price		11,639

The total purchase price has been preliminarily allocated to the tangible and identified intangible assets acquired and liabilities assumed based on their estimated fair values as of the date of the merger, December 7, 2015. The fair value of acquired tangible and identified intangible assets is determined based on inputs that are unobservable and significant to the overall fair value measurement. As such, acquired tangible and identified intangible assets are classified as Level 3 assets. The measurement period remains open pending the completion of valuation procedures related to the acquired assets and assumed liabilities, included the related income tax effects. As we obtain additional information, we may further revise our preliminary purchase price allocation during the remainder of the measurement period (which will not exceed 12 months from the acquisition date). Any such revisions or changes may be material.

The identified intangible assets consist of existing technology and platform technology, In-Process Research & Development (“IPR&D”), order backlog, trade name and customer relationships. The estimated useful lives range between one year and nineteen years.

The preliminary allocation of the purchase price is as follows:

Total purchase price		11,639
Estimated fair value of net tangible assets acquired and liabilities assumed:
Cash and cash equivalents	427
Accounts receivable, net	511
Inventories, net	1,285
Other current assets	93
Property, plant and equipment	1,827
Other non-current assets	64
Accounts payable, accrued liabilities and other current liabilities	(711)
Deferred taxes	(2,325)
Other long-term liabilities	(329)
Long-term debt	(5,091)

		(4,249)

Estimated fair value (and estimated useful lives) of identified intangible assets acquired:

Customer relationships (included in customer-related) (19 years)	764
Developed technology (included in technology-based) (5 years)	5,371
Sales order backlog (included in marketing-related) (1 year)	190
Trade name (included in marketing-related) (5 years)	81
In-process research and development*	2,017
Other	41

		8,464
Estimated goodwill		7,424

*	Acquired in-process research and development (“IPR&D”) is an intangible asset classified as an indefinite lived asset until the completion or abandonment of the associated research and development effort. IPR&D will be amortized over an estimated useful life to be determined at the date the associated research and development effort is completed, or expensed immediately when, and if, the project is abandoned. Acquired IPR&D is not amortized during the period that it is considered indefinite lived, but rather is subject to annual testing for impairment or when there are indicators for impairment.

Goodwill is primarily attributable to the anticipated synergies and economies of scale expected from the operations of the combined company and to the assembled workforce of Freescale. All of the goodwill has been allocated to NXP’s HPMS segment.

Goodwill is not deductible for income tax purposes.

Pro forma financial information (unaudited)

The following unaudited pro forma financial information presents combined consolidated results of operations for each of the fiscal years presented, as if Freescale had been acquired as of January 1, 2014:

	2015	2014

Revenue	9,850	9,904
Net income (loss) attributable to stockholders	(84)	(277)

Net income (loss) per common share attributable to stockholders:
- Basic	(0.25)	(0.81)
- Diluted	(0.25)	(0.81)

The pro forma information excludes results of operations of NXP’s RF Power business and includes adjustments to amortization and depreciation for identified intangible assets and property, plant and equipment acquired, adjustments to share-based compensation expense and interest expense for the additional indebtedness incurred to complete the acquisition. The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the revenue or operating results that would have been achieved had the acquisition actually taken place as of January 1, 2014 or of the results of future operations of the combined business. In addition, these results are not intended to be a projection of future results and do not reflect synergies that might be achieved from the combined operations.

Other acquisitions

In addition to the above mentioned acquisition of Freescale, we completed two other acquisitions qualifying as business combinations: the acquisition of Quintic’s Bluetooth Low Energy (“BTLE”) and Wearable businesses, located in China and the USA, and the acquisition of Athena SCS Ltd. (“Athena”), located in the United Kingdom. Both acquisitions were not significant to our consolidated results of operations.

The aggregate purchase price consideration of $102 million was allocated to goodwill ($40 million), other intangible assets ($68 million) and net liabilities assumed ($6 million). The other intangible assets relate to core technology ($29 million) with an amortization period varying up to 14 years, existing technology, ($17 million) with an amortization period varying up to 5 years and in-process R&D ($22 million).

The results of BTLE are consolidated in the Secure Connected Devices business line. The results of Athena are consolidated in the Secure Identification Solutions business line. Both business lines are part of the reportable segment HPMS.

Divestments

In February 2015, we announced the establishment of a 49% owned joint venture (JV) with JianGuang Asset Management Co., Ltd. (JAC Capital) in China to combine NXP’s advanced technology from its Bipolar Power business line with JAC Capital’s connections in the Chinese manufacturing network and distribution channels. This transaction closed on November 9, 2015. The results of the Bipolar Power business were consolidated in the reportable segment SP.

In May 2015, we announced an agreement with JianGuang Asset Management Co., Ltd. (JAC Capital) in China to sell NXP’s RF Power Business. This transaction closed on December 7, 2015. The results of the RF Power business were consolidated in the reportable segment HPMS.

The gain on the sale of these businesses of $1,257 million is included in other income (expense).

2014 and 2013

There were no significant acquisitions or divestments in 2014 and 2013.

4 Supplemental Financial Information

Statement of Operations Information

Depreciation, amortization and impairment

Depreciation and amortization, including impairment charges, are as follows:

	2015	2014	2013

Depreciation of property, plant and equipment	262	219	246
Amortization of internal use software	26	31	32
Amortization of other identified intangible assets	229	155	236

	517	405	514

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

Other income (expense)

	2015	2014	2013

Result on disposal of businesses	1,257	6	—
Result on disposal of properties	6	3	2
Other income (expense)	—	1	7

	1,263	10	9

Financial income (expense)

	2015	2014	2013

Interest income	6	3	3
Interest expense	(227)	(158)	(214)

Total interest expense, net	(221)	(155)	(211)
Net gain (loss) on extinguishment of debt	—	(3)	(114)
Foreign exchange rate results	(193)	(246)	62
Change in fair value of the warrant liability	(31)	(2)	—
Miscellaneous financing costs/income, net	(84)	(4)	(11)

Total other financial income (expense)	(308)	(255)	(63)

Total	(529)	(410)	(274)

The Company has applied net investment hedging since May, 2011. The U.S. dollar exposure of the net investment in U.S. dollar functional currency subsidiaries of $1.7 billion has been hedged by certain U.S. dollar-denominated notes. As a result in 2015 a charge of $190 million (2014: a charge of $214 million; 2013: a benefit of $68 million) was recorded in other comprehensive income (loss) relating to the foreign currency result on the U.S. dollar-denominated notes that are recorded in a euro functional currency entity.

Equity- accounted investees

Results related to equity-accounted investees at the end of each period were as follows:

	2015	2014	2013

Company’s share in income (loss)	8	8	7
Other results	1	—	51

	9	8	58

Other results relating to equity-accounted investees amounted to a gain of $51 million in 2013. The gain in 2013 primarily reflects a $46 million release of the contingent liability related to an arbitration commenced by STMicroelectronics (“ST”). By ruling of April 2, 2013, the ICC arbitration tribunal dismissed all claims made by ST in this arbitration. No appeal is available to ST. Based on this award, the provision amounting to $46 million, established in 2012, was released.

The total carrying value of investments in equity-accounted investees is summarized as follows:

	2015		2014
	Shareholding %	Amount	Shareholding %	Amount

ASMC	27	21	27	20
ASEN	40	46	40	40
WeEn	49	59	—	—
Others		15		11

		141		71

Investments in equity-accounted investees are included in Corporate and Other.

The fair value of NXP’s shareholding in the publicly listed company ASMC based on the quoted market price at December 31, 2015 is $48 million.

Cash Flow Information

	2015	2014	2013

Net cash paid during the period for:
Interest	172	138	174
Income taxes	40	24	34

Net gain (loss) on sale of assets:
Cash proceeds from the sale of assets	1,612	11	6
Book value of these assets	(349)	(10)	(4)
Non-cash gains (losses)	—	9	—

	1,263	10	2
Non-cash investing and financing information:
Assets received in lieu of cash from the sale of businesses:
Fair value of available-for-sale securities	—	9	—

Issuance of common stock for business combinations	9,686	—	—

Exchange of Term Loan A1 for Term Loan E	—	400	—
Exchange of Term Loan C for Term Loan D	—	—	400

Cash flows from financing activities in 2013 included $12 million in connection with the acquisition of the remaining 40% non-controlling interest share from Jilin Sino-Microelectronics Co. Ltd.

5 Restructuring Charges

At each reporting date, we evaluate our restructuring liabilities, which consist primarily of termination benefits, to ensure that our accruals are still appropriate. In December 2015, we began the implementation of the planned restructuring and cost reduction activities in connection with the acquisition of Freescale. We recognized $216 million of employee severance costs and $23 million of other exit costs related to this plan in 2015.

There were no material new restructuring projects in 2014 and 2013

The following table presents the changes in the position of restructuring liabilities in 2015 by segment:

	Balance January 1, 2015	Additions	Utilized	Released	Other changes(1)	Balance December 31, 2015

HPMS	14	226	(17)	(1)	12	234
SP	5	8	(6)	—	(1)	6
Corporate and Other	21	5	(23)	(1)	(2)	—

	40	239	(46)	(2)	9	240

(1)	Other changes primarily related to translation differences and internal transfers

The total restructuring liability as of December 31, 2015 of $240 million is classified in the balance sheet under current liabilities ($197 million) and non-current liabilities ($43 million).

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

The components of restructuring charges less releases recorded in the liabilities in 2015, 2014 and 2013 are as follows:

	2015	2014	2013

Personnel lay-off costs	239	43	10
Other exit costs	27	1	17
Release of provisions/accruals	(2)	(16)	(21)

Net restructuring charges	264	28	6

The restructuring charges less releases recorded in operating income are included in the following line items in the statement of operations:

	2015	2014	2013

Cost of revenue	18	16	—
Selling, general and administrative	155	3	7
Research & development	91	9	(1)

Net restructuring charges	264	28	6

6 Provision for Income Taxes

In 2015, NXP generated income before income taxes of $1,486 million (2014: $639 million; 2013: $377 million). The components of income (loss) before income taxes are as follows:

	2015	2014	2013

Netherlands	1,528	398	205
Foreign	(42)	241	172

	1,486	639	377

The components of the benefit (provision) for income taxes are as follows:

	2015	2014	2013

Current taxes:
Netherlands	(13)	(7)	(10)
Foreign	(51)	(32)	(17)

	(64)	(39)	(27)
Deferred taxes:
Netherlands	(4)	2	1
Foreign	172	(3)	6

	168	(1)	7

Total benefit (provision) for income taxes	104	(40)	(20)

A reconciliation of the statutory income tax rate in the Netherlands as a percentage of income (loss) before income taxes and the effective income tax rate is as follows:

(in percentages)	2015	2014	2013

Statutory income tax in the Netherlands	25.0	25.0	25.0
Increase (reduction) in rate resulting from:
Rate differential local statutory rates versus statutory rate of the Netherlands	(4.3)	(2.5)	(3.4)
Net change in valuation allowance	(13.8)	2.4	5.3
Prior year adjustments	—	0.5	(0.8)
Non-taxable income	(0.1)	(0.3)	(1.1)
Non-deductible expenses/losses	4.0	5.6	6.6
Sale of non-deductible goodwill	2.7	—	—
Other taxes and tax rate changes	1.0	—	2.3
Tax effects of remitted and unremitted earnings and withholding taxes	0.1	1.3	0.8
Unrecognized tax benefits	0.1	0.6	0.8
Netherlands tax incentives – Innovation box and RDA	(18.5)	(21.5)	(23.6)
Foreign tax incentives	(3.2)	(4.8)	(6.6)

Effective tax rate	(7.0%)	6.3%	5.3%

The Company benefits from income tax holiday incentives in certain jurisdictions which provide that we pay reduced income taxes in those jurisdictions for a fixed period of time that varies depending on the jurisdiction. The predominant income tax holiday is expected to expire at the end of 2021. The impact of this tax holiday decreased foreign taxes by $29 million and $28 million for 2015 and 2014, respectively. The benefit of this tax holiday on net income per share (diluted) was $0.11 (2014: $0.11).

Deferred tax assets and liabilities

The principal components of deferred tax assets and liabilities are presented below:

	2015		2014
	Assets	Liabilities	Assets	Liabilities

Intangible assets (including purchase accounting basis difference)	85	(3,037)	2	(120)
Property, plant and equipment (including purchase accounting basis difference)	148	(374)	19	(35)
Inventories (including purchase accounting basis difference)	49	(158)	2	—
Receivables	16	(5)	—	—
Other assets	9	—	1	(1)
Liabilities:
Pensions	88	(1)	51	—
Restructuring	61	—	6	—
Accrued interest	545	—	—	—
Stock based compensation and other	222	(2)	25	—
Long-term debt	179	—	—	—
Undistributed earnings of foreign subsidiaries	—	(359)	—	(31)
Operating loss and tax credit carryforwards	963	—	659	—

Total gross deferred tax assets (liabilities)	2,365	(3,936)	765	(187)

Net deferred tax position	(1,571)		578
Valuation allowances	(632)		(627)

Net deferred tax assets (liabilities)	(2,203)		(49)

The classification of the deferred tax assets and liabilities in the Company’s consolidated balance sheets is as follows:

	2015	2014

Deferred tax assets within other current assets	26	8
Deferred tax assets within other non-current assets	69	19
Deferred tax liabilities within accrued liabilities	(5)	—
Deferred tax liabilities within non-current liabilities	(2,293)	(76)

	(2,203)	(49)

The Company has significant deferred tax assets resulting from net operating loss carryforwards, tax credit carryforwards and deductible temporary differences that may reduce taxable income in future periods. Valuation allowances have been established for deferred tax assets based on a “more likely than not” threshold. The realization of our deferred tax assets depends on our ability to generate sufficient taxable income within the carryback or carryforward periods provided for in the tax law for each applicable tax jurisdiction. The valuation allowance increased by $5 million during 2015 (2014: $20 million increase), the main change in the valuation allowance during 2015 was driven by an increase of $135 million due to the acquisition of Freescale, an increase of $92 million due to a settlement of unrecognized tax benefits relating to prior periods which had a corresponding impact on the valuation allowance, offset by a reduction of $239 million mainly due to utilization of losses in the period which includes losses used against the gain of the sale of RF Power, and other net increases of $17 million. When the Company’s operating performance improves on a sustained basis, our conclusion regarding the need for such valuation allowance could change.

Subsequently recognized tax benefits related to the valuation allowance for deferred tax assets as of December 31, 2015, will be allocated as follows: $625 million of income tax benefit that would be reported in the consolidated statement of comprehensive income, $7 million to additional paid-in capital.

After the recognition of the valuation allowance against deferred tax assets, a net deferred tax liability of $2,203 million remains at December 31, 2015 (2014: $49 million). The net deferred tax liability is the result of (a) the impact of purchase accounting related to the acquisition of Freescale, see note 3, “Acquisitions and Divestments”, (b) deferred tax liabilities related to profitable entities, (c) deferred tax liabilities for withholding taxes on undistributed earnings of foreign subsidiaries and (d) certain taxable temporary differences reversing outside the tax loss carryforward periods.

At December 31, 2015 tax loss carryforwards of $1,130 million will expire as follows:

	Balance	Scheduled expiration
	December 31, 2015	2016	2017	2018	2019	2020	2021-2025	later	unlimited
Tax loss carryforwards	1,130	19	35	12	23	12	116	266	647

The Company also has tax credit carryforwards of $795 million (excluding the effect of unrecognized tax benefits), which are available to offset future tax, if any, and which will expire as follows:

	Balance	Scheduled expiration
	December 31, 2015	2016	2017	2018	2019	2020	2021-2025	later	unlimited
Tax credit carryforwards	795	—	39	31	13	32	328	276	76

The net income tax payable (excluding the liability for unrecognized tax benefits) as of December 31, 2015 amounted to $26 million (2014: $9 million) and includes amounts directly payable to or receivable from tax authorities.

The Company intends to repatriate the undistributed earnings of subsidiaries. Consequently, the Company has recognized a deferred income tax liability of $359 million at December 31, 2015 (2014: $31 million) for the additional income taxes and withholding taxes payable upon the future remittances of these earnings of foreign subsidiaries.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2015	2014	2013

Balance as of January 1,	125	143	139
Assumed in the acquisition of Freescale	121	—	—
Increases from tax positions taken during prior periods	1	—	1
Decreases from tax positions taken during prior periods	(111)	(21)	(4)
Increases from tax positions taken during current period	15	3	7
Decreases relating to settlements with the tax authorities	(2)	—	—

Balance as of December 31,	149	125	143

Of the total unrecognized tax benefits at December 31, 2015, $126 million, if recognized, would impact the effective tax rate. All other unrecognized tax benefits, if recognized, would not affect the effective tax rate as these would be offset by compensating adjustments in the Company’s deferred tax assets that would be subject to valuation allowance based on conditions existing at the reporting date.

The Company classifies interest related to unrecognized tax benefits as financial expense and penalties as income tax expense. The total related interest and penalties recorded during the year 2015 amounted to $7 million (2014: $3 million; 2013: $1 million). As of December 31, 2015 the Company has recognized a liability for related interest and penalties of $14 million (2014: $7 million; 2013: $4 million). It is reasonably possible that the total amount of unrecognized tax benefits may significantly increase/decrease within the next 12 months of the reporting date due to, for example, completion of tax examinations; however, an estimate of the range of reasonably possible change cannot be made.

Tax years that remain subject to examination by major tax jurisdictions (the Netherlands, Germany, France, USA, China, Taiwan, Japan, Thailand, Malaysia, the Philippines and India) are 2004 through 2015.

7 Earnings per Share

The computation of earnings per share (EPS) is presented in the following table:

	2015	2014	2013

Net income (loss)	1,599	607	415
Less: Net income (loss) attributable to non-controlling interests	73	68	67

Net income (loss) attributable to stockholders	1,526	539	348

Weighted average number of shares outstanding (after deduction of treasury shares) during the year (in thousands)	239,764	237,954	248,526
Plus incremental shares from assumed conversion of:
Options 1)	6,194	6,753	5,004
Restricted Share Units, Performance Share Units and Equity Rights 2)	4,158	3,902	1,520
Warrants 3)	—	—	—

Dilutive potential common share	10,352	10,655	6,524
Adjusted weighted average number of shares outstanding (after deduction of treasury shares) during the year (in thousands) 1)	250,116	248,609	255,050

EPS attributable to stockholders in $:
Basic net income (loss)	6.36	2.27	1.40
Diluted net income (loss)	6.10	2.17	1.36

1)	Stock options to purchase up to 0.7 million shares of NXP’s common stock that were outstanding in 2015 (2014: 0.5 million shares; 2013: 5.0 million shares) were anti-dilutive and were not included in the computation of diluted EPS because the exercise price was greater than the average fair market value of the common stock or the number of shares assumed to be repurchased using the proceeds of unrecognized compensation expense and exercise prices was greater than the weighted average number of shares underlying outstanding stock options.
2)	Unvested RSU’s, PSU’s and equity rights of 0.5 million shares that were outstanding in 2015 (2014: 1.2 million shares; 2013: 5.6 million shares) were anti-dilutive and were not included in the computation of diluted EPS because the number of shares assumed to be repurchased using the proceeds of unrecognized compensation expense was greater than the weighted average number of outstanding unvested RSU’s, PSU’s and equity rights.
3)	A warrant to purchase up to approximately 11.2 million shares of NXP’s common stock at a price of $133.32 per share was outstanding in 2015 (2014 and 2013: nil). Upon exercise, the warrant will be net share settled. At the end of 2015, the warrant was not included in the computation of diluted EPS because the warrant’s exercise price was greater than the average fair market value of the common shares.

8 Share-based Compensation

Share-based compensation expense is included in the following line items in our statement of operations:

	2015	2014	2013

Cost of revenue	15	10	8
Research and development	45	20	13
Selling, general and administrative	156	103	67

	216	133	88

Long Term Incentive Plans (LTIP’s)

The LTIP was introduced in 2010 and is a broad-based long-term retention program to attract, retain and motivate talented employees as well as align stockholder and employee interests. The LTIP provides share-based compensation (“awards”) to both our eligible employees and non-employee directors. Awards that may be granted include performance shares, stock options and restricted shares. The number of shares authorized and available for awards at December 31, 2015 was approximately 1.7 million.

A charge of $206 million was recorded in 2015 for the LTIP (2014: $123 million; 2013: $87 million).

A summary of the activity for our LTIP’s during 2015 is presented below.

Stock options

The options have a strike price equal to the closing share price on the grant date. The fair value of the options has been calculated using the Black-Scholes formula, using the following assumptions:

•	an expected life of 6.25 years, calculated in accordance with the guidance provided in SEC Staff bulletin No. 110 for plain vanilla options using the simplified method, since our equity shares have been publicly traded for only a limited period of time and we do not have sufficient historical exercise data;

•	a risk-free interest rate varying from 0.8% to 2.8% (2014: 0.8% to 2.8%; 2013: 1.0% to 1.9%);

•	no expected dividend payments; and

•	a volatility of 40-50% based on the volatility of a set of peer companies. Peer company data has been used given the short period of time our shares have been publicly traded.

Changes in the assumptions can materially affect the fair value estimate.

	Stock options	Weighted average exercise price in USD	Weighted average remaining contractual term	Aggregate intrinsic value

Outstanding at January 1, 2015	7,948,270	28.66
Granted	1,262,257	78.10
Assumed in Freescale acquisition	2,871,861	38.29
Exercised	1,681,024	23.03
Forfeited	366,714	29.80

Outstanding at December 31, 2015	10,034,650	38.53	6.7	437
Exercisable at December 31, 2015	5,096,894	26.24	5.9	295

The weighted average per share grant date fair value of stock options granted in 2015 was $34.05 (2014: $29.10; 2013: $17.83).

The intrinsic value of the exercised options was $112 million (2014: $129 million; 2013: $41 million), whereas the amount received by NXP was $39 million (2014: $55 million; 2013: $34 million).

At December 31, 2015, there was a total of $110 million (2014: $62 million) of unrecognized compensation cost related to non-vested stock options. This cost is expected to be recognized over a weighted-average period of 1.8 years (2014: 1.8 years).

Performance share units

Financial performance conditions

	Shares	Weighted average grant date fair value in USD

Outstanding at January 1, 2015	1,323,294	33.09
Granted	225,831	75.28
Vested	717,146	28.41
Forfeited	56,655	33.36

Outstanding at December 31, 2015	775,324	49.68

The weighted average grant date fair value of performance share units granted in 2015 was $75.28 (2014: $62.29; 2013: $39.59).

Market performance conditions

	Shares	Weighted average grant date fair value in USD

Outstanding at January 1, 2015	1,951,049	23.27
Granted	21,720	64.28
Vested	—	—
Forfeited	67,500	15.25

Outstanding at December 31, 2015	1,905,269	26.85

The weighted average grant date fair value of performance share units granted in 2015 was $64.28 (2014: $39.29; 2013: $17.54).

The fair value of the performance share units at the time of vesting was $66 million (2014: $70 million; 2013: $27 million). At December 31, 2015, there was a total of $32 million (2014: $42 million) of unrecognized compensation cost related to non-vested performance share units. This cost is expected to be recognized over a weighted-average period of 1.9 years (2014: 1.8 years).

Restricted share units

	Shares	Weighted average grant date fair value in USD

Outstanding at January 1, 2015	3,557,737	47.86
Granted	2,253,263	79.22
Assumed in Freescale acquisition	4,924,043	86.09
Vested	2,247,072	53.56
Forfeited	250,110	48.98

Outstanding at December 31, 2015	8,237,861	78.03

The weighted average grant date fair value of restricted share units granted in 2015 was $79.22 (2014: $63.42; 2013: $39.23). The fair value of the restricted share units at the time of vesting was $209 million (2014: $110 million; 2013: $57 million).

At December 31, 2015, there was a total of $432 million (2014: $140 million) of unrecognized compensation cost related to non-vested restricted share units. This cost is expected to be recognized over a weighted-average period of 1.6 years (2014: 1.8 years).

Management Equity Stock Option Plan (“MEP”)

Awards are no longer available under these plans. Current employees owning vested MEP Options may exercise such MEP Options during the five year period subsequent to September 18, 2013, subject to these employees remaining employed by us and subject to the applicable laws and regulations.

No charge was recorded in 2015 (2014: no charge, 2013: $1 million) for options granted under the MEP.

The following table summarizes the information about NXP’s outstanding MEP Options and changes during 2015.

Stock options

	Stock options	Weighted average exercise price in EUR	Weighted average remaining contractual term	Aggregate intrinsic value

Outstanding at January 1, 2015	2,916,205	24.14
Granted	—	—
Exercised	167,263	21.80
Forfeited	—	—
Expired	—	—

Outstanding at December 31, 2015	2,748,942	24.14	2.7	146
Exercisable at December 31, 2015	2,748,942	24.14	2.7	146

The intrinsic value of exercised options was $12 million (2014: $74 million; 2013: $71 million), whereas the amount received by NXP was $4 million (2014: $86 million; 2013: $142 million).

The number of vested options at December 31, 2015 was 2,748,942 (2014: 2,916,205 vested options) with a weighted average exercise price of €24.14 (2014: €24.00 weighted average exercise price).

At December 31, 2015, there was no unrecognized compensation cost related to non-vested stock options.

9 Receivables, net

Accounts receivable are summarized as follows:

	2015	2014

Accounts receivable from third parties	1,058	549
Allowance for doubtful accounts	(1)	(3)
Other receivables	73	47

	1,130	593

The current portion of income taxes receivable of $6 million (2014: $2 million) is included under other receivables.

See note 3 for further information regarding the acquisition of Freescale.

10 Inventories, net

Inventories are summarized as follows:

	2015	2014

Raw materials	66	50
Work in process	1,376	580
Finished goods	437	125

	1,879	755

The portion of the finished goods stored at customer locations under consignment amounted to $69 million as of December 31, 2015 (2014: $19 million).

The amounts recorded above are net of an allowance for obsolescence of $84 million as of December 31, 2015 (2014: $64 million).

See note 3 for further information regarding the acquisition of Freescale.

11 Property, Plant and Equipment, net

The following table presents details of the Company’s property, plant and equipment, net of accumulated depreciation:

	Useful Life (in years)	2015	2014

Land		160	56
Buildings	9 to 50	854	686
Machinery and installations	2 to 10	4,156	2,549
Other Equipment	1 to 5	227	249
Prepayments and construction in progress		108	143

		5,505	3,683
Less accumulated depreciation		(2,583)	(2,560)

Property, plant and equipment, net of accumulated depreciation		2,922	1,123

Land with a book value of $160 million (2014: $56 million) is not depreciated.

Property and equipment includes $14 million (2014: $15 million) related to assets acquired under capital leases. Accumulated depreciation related to these assets was $12 million (2014: $12 million). See note 16 for information regarding capital lease obligations.

There was no significant construction in progress and therefore no related capitalized interest.

See note 3 for further information regarding the acquisition of Freescale.

12 Identified Intangible Assets

The changes in identified intangible assets were as follows:

	Total	Other intangible assets	Software
Balance as of January 1, 2014:
Cost	2,697	2,560	137
Accumulated amortization/impairment	(1,942)	(1,848)	(94)

Book value	755	712	43
Changes in book value:
Acquisitions/additions	58		58
Amortization and write-downs	(186)	(155)	(31)
Translation differences	(54)	(49)	(5)

Total changes	(182)	(204)	22
Balance as of December 31, 2014:
Cost	1,866	1,715	151
Accumulated amortization/impairment	(1,293)	(1,207)	(86)

Book value	573	508	65
Changes in book value:
Acquisitions/additions	8,551	8,543	8
Transfer to assets held for sale	(38)	(38)	—
Amortization and write-downs	(255)	(229)	(26)
Translation differences	(41)	(35)	(6)

Total changes	8,217	8,241	(24)
Balance as of December 31, 2015:
Cost	9,978	9,832	146
Accumulated amortization/impairment	(1,188)	(1,083)	(105)

Book value	8,790	8,749	41

Identified intangible assets as of December 31, 2015 and 2014 respectively were composed of the following:

	December 31, 2015		December 31, 2014
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization

IPR&D 1)	2,016	—	—	—
Marketing-related	119	(18)	17	(16)
Customer-related	1,287	(224)	400	(223)
Technology-based	6,410	(841)	1,298	(968)

	9,832	(1,083)	1,715	(1,207)
Software 2)	146	(105)	151	(86)

Identified intangible assets	9,978	(1,188)	1,866	(1,293)

1)	IPR&D is not subject to amortization until completion or abandonment of the associated research and development effort. The IPR&D acquired in the acquisition of Freescale encompasses a broad technology portfolio of product innovations. As of December 31, 2015 we are still obtaining information relative to the percent complete and remaining costs to complete for each project.
2)	Software includes $26 million (2014: $49 million) related to assets acquired under non-cancellable software licenses. The financial obligations from these contractor agreements are reflected in capital leases debt. Future payments are $14 million (2016) and $12 million (2017).

The estimated amortization expense for these identified intangible assets, excluding software, for each of the five succeeding years is:

2016	1,436
2017	1,490
2018	1,482
2019	1,424
2020	1,174

All intangible assets, excluding goodwill, are subject to amortization and have no assumed residual value.

The expected weighted average remaining life of identified intangibles is 7 years as of December 31, 2015.

The estimated amortization expense for software as of December 31, 2015 for each of the five succeeding years is:

2016	23
2017	16
2018	2
2019	—
2020	—

The expected weighted average remaining lifetime of software is 3 years as of December 31, 2015.

See note 3 for further information regarding the acquisition of Freescale.

13 Goodwill

The changes in goodwill in 2015 and 2014 were as follows:

	2015	2014

Balances as of January 1
Cost	2,328	2,593
Accumulated impairment	(207)	(235)

Book value	2,121	2,358
Changes in book value:
Acquisitions	7,464	—
Transfer to assets held for sale	(179)	—
Translation differences	(178)	(237)

Total changes	7,107	(237)

Balances as of December 31
Cost	9,414	2,328
Accumulated impairment	(186)	(207)

Book value	9,228	2,121

No goodwill impairment charges were required to be recognized in 2015 or 2014.

In 2015, goodwill includes the acquisitions of Freescale, Quintic’s Bluetooth Low Energy and Wearable businesses and Athena SCS Ltd.

Transfer to assets held for sale in 2015 includes our RF Power Business and Bipolar Power business, which were subsequently divested.

The fair value of the reporting units substantially exceeds the carrying value of the reporting units.

See note 22, “Segment and Geographical Information”, for goodwill by segment and note 3, “Acquisitions and Divestments”.

14 Postretirement Benefit Plans

Pensions

Our employees participate in employee pension plans in accordance with the legal requirements, customs and the local situation in the respective countries. These are defined-benefit pension plans, defined-contribution plans and multi-employer plans.

The Company’s employees in The Netherlands participate in a multi-employer plan, implemented for the employees of the Metal and Electrical Engineering Industry (“Bedrijfstakpensioenfonds Metalektro or PME”) in accordance with the mandatory affiliation to PME effective for the industry in which NXP operates. As this affiliation is a legal requirement for the Metal and Electrical Engineering Industry it has no expiration date. This PME multi-employer plan (a career average plan) covers approximately 1,300 companies and 624,000 participants. The plan monitors its risk on an aggregate basis, not by company or participant and can therefore not be accounted for as a defined benefit plan. The pension fund rules state that the only obligation for affiliated companies will be to pay the annual plan contributions. There is no obligation for affiliated companies to fund plan deficits. Affiliated companies are also not entitled to any possible surpluses in the pension fund.

Every participating company contributes the same fixed percentage of its total pension base, being pensionable salary minus an individual offset. The Company’s pension cost for any period is the amount of contributions due for that period.

The contribution rate for the mandatory scheme will decrease from 26.6% (2015) to 26.1% (2016).

PME multi-employer plan	2015	2014	2013

NXP’s contributions to the plan	37	48	51
(including employees’ contributions)	4	4	3
Average number of NXP’s active employees participating in the plan	2,668	2,881	3,133
NXP’s contribution to the plan exceeded more than 5 percent of the total contribution (as of December 31 of the plan’s year end)	No	No	No

The amount for pension costs included in the statement of operations for the year 2015 was $69 million (2014: $77 million; 2013: $86 million) of which $21 million (2014: $21 million; 2013: $20 million) represents defined-contribution plans and $32 million (2014: $41 million; 2013: $45 million) represents the PME multi-employer plans.

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

The total cost of defined-benefit plans amounted to $16 million in 2015 (2014: $15 million; 2013: $21 million) consisting of $20 million ongoing cost (2014: $15 million; 2013: $21 million) and a gain of $4 million from special events resulting from restructurings, curtailments and settlements (2014: nil; 2013: nil).

The table below provides a summary of the changes in the pension benefit obligations and defined-benefit pension plan assets for 2015 and 2014, associated with the Company’s dedicated plans, and a reconciliation of the funded status of these plans to the amounts recognized in the consolidated balance sheets.

	2015	2014
Projected benefit obligation
Projected benefit obligation at beginning of year	447	406
Service cost	12	10
Interest cost	11	13
Actuarial (gains) and losses	(18)	76
Curtailments and settlements	(16)	—
Benefits paid	(14)	(15)
Benefit obligation assumed in acquisitions	177	—
Exchange rate differences	(38)	(43)

Projected benefit obligation at end of year	561	447

Plan assets
Fair value of plan assets at beginning of year	157	170
Actual return on plan assets	7	10
Employer contributions	10	11
Curtailments and settlements	(12)	—
Benefits paid	(14)	(15)
Plan assets acquired in acquisitions	56	—
Exchange rate differences	(14)	(19)

Fair value of plan assets at end of year	190	157

Funded status	(371)	(290)

Classification of the funded status is as follows
- Prepaid pension cost within other non-current assets	4	—
- Accrued pension cost within other non-current liabilities	(368)	(282)
- Accrued pension cost within accrued liabilities	(7)	(8)

Total	(371)	(290)

Accumulated benefit obligation
Accumulated benefit obligation for all Company-dedicated benefit pension plans	518	416

Plans with assets less than accumulated benefit obligation
Funded plans with assets less than accumulated benefit obligation
- Fair value of plan assets	73	153
- Accumulated benefit obligations	209	204
- Projected benefit obligations	243	224
Unfunded plans
- Accumulated benefit obligations	196	209
- Projected benefit obligations	204	218

Amounts recognized in accumulated other comprehensive income (before tax)
Total AOCI at beginning of year	70	2
- Net actuarial loss (gain)	(21)	74
- Exchange rate differences	(7)	(6)

Total AOCI at end of year	42	70

The weighted average assumptions used to calculate the projected benefit obligations were as follows:

	2015	2014

Discount rate	2.5%	2.6%
Rate of compensation increase	2.2%	1.8%

The weighted average assumptions used to calculate the net periodic pension cost were as follows:

	2015	2014	2013

Discount rate	2.6%	3.7%	3.5%
Expected returns on plan assets	4.2%	4.2%	4.0%
Rate of compensation increase	1.8%	2.3%	2.4%

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

The components of net periodic pension costs were as follows:

	2015	2014	2013

Service cost	12	10	12
Interest cost on the projected benefit obligation	11	13	15
Expected return on plan assets	(6)	(7)	(7)
Amortization of net (gain) loss	3	(1)	1
Curtailments & settlements	(6)	—	—
Other	2	—	—

Net periodic cost	16	15	21

A sensitivity analysis shows that if the discount rate increases by 1% from the level of December 31, 2015, with all other variables held constant, the net periodic pension cost would increase by $2 million. If the discount rate decreases by 1% from the level of December 31, 2015, with all other variables held constant, the net periodic pension cost would decrease by $2 million.

The estimated net actuarial loss (gain) and prior service cost that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year (2016) are $1 million and nil respectively.

Plan assets

The actual pension plan asset allocation at December 31, 2015 and 2014 is as follows:

	2015	2014

Asset category:
Equity securities	29%	35%
Debt securities	55%	54%
Insurance contracts	6%	—
Other	10%	11%

	100%	100%

We met our target plan asset allocation. The investment objectives for the pension plan assets are designed to generate returns that, along with the future contributions, will enable the pension plans to meet their future obligations. The investments in our major defined benefit plans largely consist of government bonds, “Level 2” Corporate Bonds and cash to mitigate the risk of interest fluctuations. The asset mix of equity, bonds, cash and other categories is evaluated by an asset-liability modeling study for our largest plan. The assets of funded plans in other countries mostly have a large proportion of fixed income securities with return characteristics that are aligned with changes in the liabilities caused by discount rate volatility. Total pension plan assets of $190 million include $165 million related to the German and Japanese pension funds.

The following table summarizes the classification of these assets.

	2015			2014
	Level I	Level II	Level III	Level I	Level II	Level III

Equity securities	—	49	—	1	47	—
Debt securities	7	81	—	15	61	—
Insurance contracts	—	12	—	—	—	—
Other	3	10	3	12	6	3

	10	152	3	28	114	3

The Company currently expects to make $6 million of employer contributions to defined-benefit pension plans and $7 million of expected cash payments in relation to unfunded pension plans.

Estimated future pension benefit payments

The following benefit payments are expected to be made (including those for funded plans):

2016	21
2017	14
2018	17
2019	18
2020	19
Years 2021-2025	124

Postretirement health care benefits

In addition to providing pension benefits, NXP provides retiree healthcare benefits in the US and the UK which are accounted for as defined-benefit plans.

The accumulated postretirement benefit obligation at the end of 2015 equals $54 million (2014: $2 million).

15 Debt

Short-term debt

	2015	2014

Short-term bank borrowings	6	8
Current portion of long-term debt (*)	550	12

Total	556	20

(*)	Net of adjustment for debt issuance costs.

At December 31, 2015, short-term bank borrowings of $6 million (2014: $8 million) consisted of a local bank borrowing by our Chinese subsidiary. The applicable weighted average interest rate during 2015 was 2.5% (2014: 2.3%).

Long-term debt

	Range of interest rates	Average rate of interest	Principal amount outstanding 2015	Due in 2016	Due after 2016	Due after 2020	Average remaining term (in years)	Principal amount outstanding 2014

USD notes	2.8%-6.0%	4.3%	8,193	535	7,658	2,860	4.6	3,041
2019 Cash Convertible Senior Notes	1.0%-1.0%	1.0%	1,150	—	1,150	—	3.9	1,150
New Revolving Credit Facility (1)	—	—	—	—	—	—	—	—
Bank borrowings	—	—	—	—	—	—	—	3
Liabilities arising from capital lease transactions	2.5%-13.8%	2.8%	31	16	15	—	1.0	4

		3.9%	9,374	551	8,823	2,860	4.5	4,198

(1)	We do not have any borrowings under the $600 million New Revolving Credit Facility as of December 31, 2015.

The following amounts of long-term debt at principal amount as of December 31, 2015 are due in the next 5 years:

2016	551
2017	434
2018	781
2019	1,180
2020	3,568
Due after 5 years	2,860

9,374

As of December 31, 2015, the book value of our outstanding long-term debt was $9,206 million, less debt issuance costs of $61 million, less original issuance/debt discount of $188 million and inclusive of the purchase price accounting step-up of 81 million.

As of December 31, 2015, the fixed rate notes and floating rate notes represented 61% and 39% respectively of the total principal amount of the notes outstanding at December 31, 2015. The remaining tenor of secured debt is on average 4.8 years.

Accrued interest as of December 31, 2015 is $46 million (December 31, 2014: $28 million).

2015 Financing Activities

New RCF Agreement

On December 7, 2015, NXP B.V. and NXP Funding LLC, entered into a $600 million revolving credit facility agreement. There are currently no borrowings under this credit facility.

Secured Bridge Term Credit Agreement

On December 7, 2015, NXP B.V. and NXP Funding LLC, entered into a $1,000 million secured bridge term credit facility agreement (the “Secured Bridge Term Credit Agreement”). The Secured Bridge Term Credit Agreement was repaid in full on December 16, 2015.

2020 Senior Unsecured Notes and 2022 Senior Unsecured Notes

On June 9, 2015 our subsidiary, NXP B.V., together with NXP Funding LLC, issued Senior Unsecured Notes in the aggregate principal amounts of $600 million, due June 15, 2020 and $400 million, due June 15, 2022. The Notes were issued at par and were recorded at their fair value of $600 million and $400 million, respectively, on the accompanying Consolidated Balance Sheet.

Term Loan B

On December 7, 2015 our subsidiary, NXP B.V., together with NXP Funding LLC, issued Senior Secured Term Loan Facility in the principal amount of $2,700 million, due December 7, 2020. The Term Loan was issued with an original issue discount at 99.25% of par and was recorded at its fair value of $2,680 million on the accompanying Consolidated Balance Sheet.

The net proceeds of the 2020 Senior Unsecured Notes and 2022 Senior Unsecured Notes, together with the net proceeds of the Term Loan B, the Secured Bridge Term Credit Agreement, cash-on-hand and/or other available financing resources, were used to (i) pay the cash consideration in connection with the acquisition of Freescale, (ii) effect the repayment of certain amounts under Freescale’s outstanding credit facility and Secured Notes and (iii) pay certain transaction costs.

At December 31, 2015 long-term debt increased to $8,656 million from $3,936 million at December 31, 2014. In 2015, the book value of our long-term debt increased by $4,720 million to $8,656 million, mainly due to the Term Loan B, the 2020 Senior Unsecured Notes and the 2022 Senior Unsecured Notes issued and the former Freescale Senior Secured Notes taken over as part of the acquisition.

U.S. dollar-denominated notes

The following table summarizes the outstanding notes as of December 31, 2015:

	Principal amount	Fixed/ floating	Interest rate	Current coupon rate	Maturity date

Term Loan	392	Floating	LIBOR plus 2% with a floor of 0.75%	2.75%	2017
Term Loan	391	Floating	LIBOR plus 2.50% with a floor of 0.75%	3.25%	2020
Term Loan	2,700	Floating	LIBOR plus 3% with a floor of 0.75%	3.75%	2020
Senior Unsecured Notes	500	Fixed	3.5%	3.5%	2016
Senior Unsecured Notes	750	Fixed	3.75%	3.75%	2018
Senior Unsecured Notes	600	Fixed	4.125%	4.125%	2020
Senior Unsecured Notes	500	Fixed	5.75%	5.75%	2021
Senior Secured Notes	500	Fixed	5%	5%	2021
Senior Secured Notes	960	Fixed	6%	6%	2022
Senior Unsecured Notes	400	Fixed	4.625%	4.625%	2022
Senior Unsecured Notes	500	Fixed	5.75%	5.75%	2023
Cash Convertible Notes	1,150	Fixed	1%	1%	2019
Revolving Credit Facility	—	Floating	—	—	2020

Certain terms and Covenants of the U.S. dollar-denominated notes

The Company is not required to make mandatory redemption payments or sinking fund payments with respect to the notes. With respect to the Term Loans, the Company is required to repay $35 million annually.

The indentures governing the notes contain covenants that, among other things, limit the Company’s ability and that of restricted subsidiaries to incur additional indebtedness, create liens, pay dividends, redeem capital stock or make certain other restricted payments or investments; enter into agreements that restrict dividends from restricted subsidiaries; sell assets, including capital stock of restricted subsidiaries; engage in transactions with affiliates; and effect a consolidation or merger. The merger with Freescale has been in compliance with any such indentures and financing covenants.

Certain portions of long-term and short-term debt as of December 31, 2015 in the principal amount of $4,943 million (2014: $791 million) have been secured by collateral on substantially all of the Company’s assets and of certain of its subsidiaries.

Each series of the Senior Unsecured Notes are fully and unconditionally guaranteed jointly and severally, on a senior basis by certain of the Company’s current and future material wholly owned subsidiaries (“Guarantors”).

Pursuant to various security documents related to the above mentioned term loans and the $600 million committed new revolving credit facility, the Company and each Guarantor has granted first priority liens and security interests in, amongst others, the following, subject to the grant of further permitted collateral liens:

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

As of December 31, 2015, none of the conditions allowing the holders of the 2019 Cash Convertible Senior Notes to convert the 2019 Cash Convertible Senior Notes into cash had been met.

The requirement that NXP must settle the conversion of the Notes in cash gives rise to a derivative instrument that must be bifurcated from the debt host. The embedded cash conversion option within the Cash Convertible Notes is required to be separated from the Cash Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our Consolidated Statements of Income in other (expense) income, net until the cash conversion option settles or expires. The initial fair value liability of the embedded cash conversion option simultaneously reduced the carrying value of the Cash Convertible Notes (effectively an original issuance discount). The embedded cash conversion option is measured and reported at fair value on a recurring basis, within Level 2 of the fair value hierarchy. The fair value of the embedded cash conversion option at December 31, 2015 was $241 million (2014: $203 million) which is recorded in other long-term liabilities in the accompanying balance sheet. For the year ended December 31, 2015, the change in the fair value of the embedded cash conversion option resulted in a loss of $38 million (2014: a loss of $4 million).

Concurrently with the pricing of the 2019 Cash Convertible Senior Notes, NXP entered into hedge transactions, or the Notes Hedges, with various parties whereby NXP has the option to receive the cash amount that may be due to the Notes holders at maturity in excess of the $1,150 million principal amount of the notes, subject to certain conversion rate adjustments in the Notes Indenture. These options expire on December 1, 2019, and must be settled in cash. The aggregate cost of the Notes Hedges was $208 million. The Notes Hedges are accounted for as derivative assets, and are included in Other assets in NXP’s Consolidated Balance Sheet. As of December 31, 2015, the estimated fair value of the Notes Hedges was $241 million (2014: $203 million).

The Notes Embedded Conversion Derivative and the Notes Hedges are adjusted to fair value each reported period and unrealized gains and losses are reflected in NXP’s Consolidated Statements of Operations. Because the fair values of the Notes Embedded Conversion Derivative and the Notes Hedges are designed to have similar offsetting values, there was no impact to NXP’s Consolidated Statements of Operations relating to these adjustments to fair value during fiscal 2015 (2014: no impact).

In separate transactions, NXP also sold warrants, to various parties for the purchase of up to approximately 11.18 million shares of NXP’s common stock at a price of $133.32 per share in a private placement pursuant to Section 4(2) of the Securities Act of 1933, as amended, or the Securities Act. The Warrants expire on various dates from March 2, 2020, through April 30, 2020, and will be net share settled. The fair value of the warrants is subject to changes in currency exchange rates because the warrants’ strike price is denominated in U.S. dollars, which is different from our functional currency, which is euros. As a result, the warrants are not considered indexed to our own stock, which in turn results in the warrants being classified as liabilities on our balance sheet with changes in the fair value of the warrants recognized in NXP’s Consolidated Statements of Operations. NXP received $134 million in cash proceeds from the sale of the Warrants, which has been recorded in Other non-current liabilities. Changes in the fair value of the Warrants will be recognized in NXP’s Consolidated Financial Statements. As of December 31, 2015 the estimated fair value of the Warrants was $168 million (2014: $136 million). The Warrants are included in diluted earnings per share to the extent the impact is dilutive. As of December 31, 2015, the Warrants were not dilutive.

The principal amount, unamortized debt discount and net carrying amount of the liability component of the 2019 Cash Convertible Senior Notes as of December 31, 2015 and 2014 was as follows:

(in millions)	As of December 31
	2015	2014

Principal amount of 2019 Cash Convertible Senior Notes	1,150	1,150
Unamortized debt discount of 2019 Cash Convertible Senior Notes	167	205
Net liability of 2019 Cash Convertible Senior Notes	983	945

The effective interest rate, contractual interest expense and amortization of debt discount for the 2019 Cash Convertible Senior Notes for fiscal 2015 and 2014 were as follows:

(in millions, except percentage)	2015	2014

Effective interest rate	5.14%	5.14%
Contractual interest expense	12	1
Amortization of debt discount	38	3

As of December 31, 2015, the if-converted value of the 2019 Cash Convertible Senior Notes exceeded the principal amount of the Notes. The total fair value of the 2019 Cash Convertible Senior Notes was $1,260 million.

Impact of Conversion Contingencies on Financial Statements

At the end of each quarter until maturity of the 2019 Cash Convertible Senior Notes, NXP will reassess whether the stock price conversion condition has been satisfied. If one of the early conversion conditions is satisfied in any future quarter, NXP would classify its net liability under the 2019 Cash Convertible Senior Notes as a current liability on the Consolidated Balance Sheet as of the end of that fiscal quarter. If none of the early conversion conditions have been satisfied in a future quarter prior to the one-year period immediately preceding the maturity date, NXP would classify its net liability under the 2019 Cash Convertible Senior Notes as a non-current liability on the Consolidated Balance Sheet as of the end of that fiscal quarter. If the holders of the 2019 Cash Convertible Senior Notes elect to convert their 2019 Cash Convertible Senior Notes prior to maturity, any unamortized discount and transaction fees will be expensed at the time of conversion.

16 Commitments and Contingencies

Lease Commitments

Property, plant and equipment includes $2 million as of December 31, 2015 (2014: $3 million) for capital leases and other beneficial rights of use, such as building rights and hire purchase agreements. Software includes $26 million (2014: $49 million) for assets acquired under non-cancellable software licenses. The financial obligations arising from these contractual agreements are reflected in long-term debt. Long-term operating lease commitments totaled $172 million as of December 31, 2015 (2014: $130 million). The long-term operating leases are mainly related to the rental of buildings and tools. These leases expire at various dates during the next 30 years. Future minimum lease payments under operating and capital leases are as follows:

	Operating Leases	Capital Leases

2016	50	17
2017	37	15
2018	24	—
2019	18	—
2020	13	—
Thereafter	30	—

Total future minimum leases payments	172	32
Less: amount representing interest		1

Present value of future minimum lease payments		31

Rent expense amounted to $70 million in 2015 (2014: $63 million; 2013: $65 million).

Purchase Commitments

The Company maintains purchase commitments with certain suppliers, primarily for raw materials, semi finished goods and manufacturing services and for some non-production items. Purchase commitments for inventory materials are generally restricted to a forecasted time-horizon as mutually agreed upon between the parties. This forecasted time-horizon can vary for different suppliers. As of December 31, 2015, the Company had purchase commitments of $809 million, which are due through 2025.

Litigation

We are regularly involved as plaintiffs or defendants in claims and litigation relating to a variety of matters such as contractual disputes, personal injury claims, employee grievances and intellectual property litigation. In addition, our acquisitions, divestments and financial transactions sometimes result in, or are followed by, claims or litigation. Although the ultimate disposition of asserted claims cannot be predicted with certainty, it is our belief that the outcome of any such claims, either individually or on a combined basis, will not have a material adverse effect on our consolidated financial position. However, such outcomes may be material to our consolidated statement of operations for a particular period. The Company records an accrual for any claim that arises whenever it considers that it is probable that it is exposed to a loss contingency and the amount of the loss contingency can be reasonably estimated.

Based on the most current information available to it and based on its best estimate, the Company also reevaluates at least on a quarterly basis the claims that have arisen to determine whether any new accruals need to be made or whether any accruals made need to be adjusted. Based on the procedures described above, the Company has an aggregate amount of approximately $28 million accrued for legal proceedings pending as of December 31, 2015, compared to approximately $2 million as of December 31, 2014. The accruals are included in “Accrued liabilities” and “Other non-current liabilities”. There can be no assurance that the Company’s accruals will be sufficient to cover the extent of its potential exposure to losses, but historically, legal actions have not had a material adverse effect on the Company’s business, results of operations or financial condition.

The Company also estimates the aggregate range of reasonably possible losses in excess of the amount accrued based on currently available information for those cases for which such estimate can be made. The estimated aggregate range requires significant judgment, given the varying stages of the proceedings (including the fact that many of them are currently in preliminary stages), the existence of multiple defendants (including the Company) in such claims whose share of liability has yet to be determined, the numerous yet-unresolved issues in many of the claims, and the attendant uncertainty of the various potential outcomes of such claims. Accordingly, the Company’s estimate will change from time to time, and actual losses may be more than the current estimate. As at December 31, 2015, the Company believes that for all litigation pending its aggregate exposure to loss in excess of the amount accrued could range between $0 and approximately $124 million.

Intellectual property litigation and infringement claims could cause us to incur significant expenses or prevent us from selling our products. The resolution of intellectual property litigation may require us to pay damages for past infringement or to obtain a license under the other party’s intellectual property rights that could require one-time license fees or ongoing royalties, require us to make material changes to our products and/or manufacturing processes, require us to cross-license certain of our patents and other intellectual property and/or prohibit us from manufacturing or selling one or more products in certain jurisdictions, which could adversely impact our operating results in future periods.

In addition, the Company is currently assisting Motorola in the defense of eight personal injury lawsuits due to indemnity obligations included in the agreement that separated Freescale from Motorola in 2004. The multi-plaintiff lawsuits are pending in the Circuit Court of Cook County, Illinois. These claims allege a link between working in semiconductor manufacturing clean room facilities and birth defects in 56 individuals. The eight suits allege exposures that occurred between 1965 and 2006. Each suit seeks an unspecified amount of damages in compensation for the alleged injuries; however, legal counsel representing the plaintiffs has recently indicated they will seek substantial compensatory and punitive damages from Motorola for the entire inventory of claims which, if proven and recovered, the Company considers to be material. A portion of any indemnity due to Motorola will be reimbursed to NXP if Motorola receives an indemnification payment from its insurance coverage. Motorola has denied liability for these alleged injuries based on numerous defenses. Motorola has potential insurance coverage for many of the years indicated above, but with differing types and levels of coverage, self-insurance retention amounts and deductibles. We are in discussions with Motorola and their insurers regarding the availability of applicable insurance coverage for each of the individual cases.

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

Soil and groundwater contamination has been identified at our properties in Hamburg, Germany and Nijmegen, the Netherlands and near Phoenix, Arizona, United States. The remediation processes at these locations are expected to continue for many years.

As of December 31, 2015 we have recorded $88 million for environmental remediation costs, which are primarily included in other non-current liabilities in the accompanying Consolidated Balance Sheet. This amount represents the undiscounted future cash flows of our estimated share of costs incurred in environmental cleanup sites without considering recovery of costs from any other party or insurer, since in most cases potentially responsible parties other than us may exist and be held responsible.

17 Stockholders’ Equity

The share capital of the Company as of December 31, 2015 and 2014 consists of 1,076,257,500 authorized shares, including 430,503,000 authorized shares of common stock, and 645,754,500 authorized but unissued shares of preferred stock.

At December 31, 2015, the Company has issued and paid up 346,002,862 shares (2014: 251,751,500 shares) of common stock each having a par value of €0.20 or a nominal stock capital of €69 million.

Share-based awards

The Company has granted share-based awards to the members of our board of directors, management team, our other executives, selected other key employees/talents of NXP and selected new hires to receive the Company’s shares in the future. See note 8, “Share-based Compensation”.

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

The following transactions took place resulting from employee option and share plans in 2015:

2015

Total shares in treasury at beginning of year	19,171,454
Total cost	1,219

Shares acquired under repurchase program	5,336,310
Average price in $ per share	88.93
Amount paid	475

Shares delivered	5,008,782
Average price in $ per share	62.30
Amount received	51

Shares issued for the business combination	15,500,000

Total shares in treasury at end of year	3,998,982
Total cost	342

18 Accumulated Other Comprehensive Income (Loss), net of Tax

The changes in accumulated other comprehensive income (loss) by component and related tax effects for each period were as follows:

	2015			2014			2013
	Before tax	Tax	Net of tax	Before tax	Tax	Net of tax	Before tax	Tax	Net of tax

Change in net investment hedge	(190)	—	(190)	(214)	—	(214)	68	—	68
Change in fair value cash flow hedges	(2)	—	(2)	—	—	—	(9)	—	(9)
Less: adjustment for (gains) losses on fair value cash flow hedges	2	—	2	2	—	2	5	—	5
Change in foreign currency translation adjustment	131	—	131	140	—	140	(27)	—	(27)
Change in net actuarial gain (loss)	28	3	31	(68)	2	(66)	20	(10)	10
Change in unrealized gains (losses) available-for-sale securities	(1)	—	(1)	1	—	1	—	—	—

Total other comprehensive income (loss)	(32)	3	(29)	(139)	2	(137)	57	(10)	47

19 Related-party Transactions

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

The following table presents the amounts related to revenue and expenses incurred in transactions with these related parties:

	2015	2014	2013

Revenue	8	11	—
Purchase of goods and services	85	103	102

The following table presents the amounts related to balances with these related parties:

	2015	2014

Receivables	24	15
Payables	24	30

20 Fair Value of Financial Assets and Liabilities

The following table summarizes the estimated fair value and carrying amount of our financial instruments:

		December 31, 2015		December 31, 2014
	Fair value hierarchy(1)	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value

Assets:
Notes hedges	2	241	241	203	203
Other financial assets	2	47	47	44	44
Derivative instruments-assets	2	2	2	2	2

Liabilities:
Short-term debt	2	(22)	(22)	(12)	(12)
Short-term debt (bonds)	2	(534)	(535)	(8)	(8)
Long-term debt (bonds)	2	(7,669)	(7,723)	(3,003)	(3,079)
2019 Cash Convertible Senior Notes	2	(972)	(1,260)	(930)	(1,176)
Other long-term debt	2	(15)	(15)	(3)	(3)
Notes Embedded Conversion Derivative	2	(241)	(241)	(203)	(203)
Warrants	2	(168)	(168)	(136)	(136)
Derivative instruments-liabilities	2	(4)	(4)	(4)	(4)

(1)	Transfers between the levels of fair value hierarchy are recognized when a change in circumstances would require it.

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

Debt

The fair value is estimated on the basis of observable inputs other than quoted prices in active markets for identical liabilities for certain issues, or on the basis of discounted cash flow analyses. Accrued interest is included under accrued liabilities and not within the carrying amount or estimated fair value of debt.

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

21 Other Financial Instruments, Derivatives and Currency Risk

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

Currency risk

The Company’s transactions are denominated in a variety of currencies. The Company uses financial instruments to reduce its exposure to the effects of currency fluctuations. Accordingly, the Company’s organizations identify and measure their exposures from transactions denominated in other than their own functional currency. We calculate our net exposure on a cash flow basis considering balance sheet items, actual orders received or made and anticipated revenue and expenses. The Company generally hedges foreign currency exposures in relation to transaction exposures, such as receivables/payables resulting from such transactions and part of anticipated sales and purchases. The Company generally uses forwards to hedge these exposures. In addition, the U.S. dollar-denominated debt held by our Dutch subsidiary which has a euro functional currency may generate adverse currency results in financial income and expenses depending on the exchange rate movement between the euro and the U.S. dollar. This exposure has been partially mitigated by the application of net investment hedge accounting. In accordance with the provisions in ASC 815, “Derivatives and Hedging”, the Company has applied net investment hedging since May 2011. The U.S. dollar exposure of our net investment in U.S. dollar functional currency subsidiaries has been hedged by certain of our U.S. dollar denominated debt for an amount of $1.7 billion. The hedging relationship is assumed to be highly effective. Foreign currency gains or losses on this U.S. dollar debt that is recorded in a euro functional currency entity that are designated as, and to the extent they are effective as, a hedge of the net investment in our U.S. dollar foreign entities, are reported as a translation adjustment in other comprehensive income within equity, and offset in whole or in part the foreign currency changes to the net investment that are also reported in other comprehensive income. As a result, in 2015, a charge of $190 million (2014: a charge of $214 million) was recorded in other comprehensive income relating to the foreign currency result on the U.S. dollar-denominated notes that are recorded in a euro functional currency entity. Absent the application of net investment hedging, this amount would have been recorded as a loss (2014: loss) within financial income (expense) in the statement of operations. No amount resulting from ineffectiveness of net investment hedge accounting was recognized in the statement of operations in 2015 (2014: no amount). As of January 1, 2016, as a result of the acquisition of Freescale, NXP has concluded that the functional currency of the holding company is USD. Beginning from January 1, 2016, our U.S. dollar-denominated notes and short term loans will no longer need to be re-measured.

22 Segments and Geographical Information

NXP is organized into two reportable segments, High Performance Mixed Signal (“HPMS”) and Standard Products (“SP”). Corporate and Other represents the remaining portion to reconcile to the Consolidated Financial Statements. Effective with the Merger, the operations of Freescale were incorporated into the HPMS reportable segment.

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

Detailed information by segment for the years 2015, 2014 and 2013 is presented in the following tables.

Revenue	2015	2014	2013

HPMS	4,720	4,208	3,533
SP	1,241	1,275	1,145
Corporate and Other (1)	140	164	137

	6,101	5,647	4,815

Operating income (loss)	2015	2014	2013

HPMS	1,885	983	712
SP	264	120	39
Corporate and Other (1)	(134)	(54)	(100)

	2,015	1,049	651

(1)	Corporate and Other is not a segment under ASC 280 “Segment Reporting”. Corporate and Other includes unallocated expenses not related to any specific business segment and corporate restructuring charges.

Goodwill assigned to segments	Cost at January 1, 2015	Acquisitions	Translation differences and other changes	Cost at December 31, 2015

HPMS	1,605	7,464	(300)	8,769
SP	424	—	(51)	373
Corporate and Other (1)	299	—	(27)	272

	2,328	7,464	(378)	9,414

See note 3 for further information regarding the acquisition of Freescale.

	Accumulated impairment at January 1, 2015	Translation differences and other changes	Accumulated impairment at December 31, 2015

HPMS	(172)	18	(154)
SP	(35)	3	(32)
Corporate and Other (1)	—	—	—

	(207)	21	(186)

(1)	Corporate and Other is not a segment under ASC 280 “Segment Reporting”.

Geographical Information

	Revenue (1)			Property, plant and equipment
	2015	2014	2013	2015	2014	2013

China	3,135	2,756	2,047	360	116	115
Netherlands	177	171	146	161	169	180
Taiwan	78	96	98	160	138	91
United States	415	396	365	1,115	5	6
Singapore	526	452	421	186	200	214
Germany	392	450	434	98	80	80
South Korea	268	287	294	1	1	1
Other countries	1,110	1,039	1,010	841	414	361

	6,101	5,647	4,815	2,922	1,123	1,048

(1)	Revenue attributed to geographic areas is based on the customer’s shipped-to location (except for intellectual property license revenue which is attributable to the Netherlands).

23 Subsequent Events

On February 23, 2016, NXP B.V., together with NXP Funding LLC, issued redemption notices for an aggregate principal amount of $200 million of its $500 million outstanding 3.5% senior notes due 2016. This partial redemption will be made as permitted under Article 3 of the indenture dated as of September 24, 2013 and paragraph 5 of the Notes. The funds for this redemption will come from available surplus cash.