Form 20-F
period 2016-12-31
NXP Semiconductors N.V.
filed 2017-03-03
CIK 1413447

As filed with the Securities and Exchange Commission on March 3, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Class	Outstanding at December 31, 2016
Ordinary shares, par value EUR 0.20 per share	346,002,862 shares

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

A glossary of abbreviations and technical terms used in this Annual Report is set forth on page 80.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

On October 27, 2016, NXP entered into a purchase agreement (the “Purchase Agreement”) with Qualcomm River Holdings B.V. (“Buyer”), a wholly-owned, indirect subsidiary of Qualcomm Incorporated. Pursuant to the Purchase Agreement, Buyer commenced a tender offer to acquire all of the issued and outstanding common shares of NXP for $110 per share in cash, for estimated total cash consideration of $38 billion. The tender offer is not subject to any financing condition. An Extraordinary General Meeting of NXP’s shareholders was convened on January 27, 2017, in connection with the offer where the shareholders of NXP approved all resolutions brought before them, with 95% of the votes cast in favor of each such resolution. In light of the foregoing, the tender offer is now conditioned on the tender of 80% of the outstanding shares of NXP. Buyer, with NXP’s prior written consent (not to be unreasonably withheld, conditioned or delayed), may reduce the required threshold to a percentage not less than 70% of the outstanding shares. Pending the receipt of certain regulatory approvals, as well as satisfaction of other customary closing conditions, the proposed transaction is expected to close by the end of calendar 2017.

The Purchase Agreement contains certain termination rights for NXP and Buyer. If the Purchase Agreement is terminated under certain circumstances, including termination by NXP to enter into a superior proposal for an alternative acquisition transaction or a termination following a change of recommendation by the NXP Board, NXP will be obligated to pay to Buyer a termination compensation equal to $1.25 billion in cash. If the Purchase Agreement is terminated under certain circumstances, including circumstances relating to the failure to obtain antitrust approvals or failure to complete in all material respects certain internal reorganization steps and related dispositions with respect to NXP, Buyer will be obligated to pay to NXP a termination compensation equal to $2 billion in cash.

On June 14, 2016, NXP announced an agreement to divest its Standard Products (“SP”) business to a consortium of financial investors consisting of Beijing JianGuang Asset Management Co., Ltd (“JAC Capital”) and Wise Road Capital LTD (“Wise Road Capital”). On February 6, 2017 we divested SP, receiving $2.75 billion in cash proceeds.

NXP B.V. and NXP Funding LLC, subsidiaries of NXP, delivered notice on February 7, 2017 that it will pre-pay (i) all its outstanding floating-rate term loan due March 2017 (“Term Loan E”) in an aggregate principal amount of $388 million, (ii) all its outstanding floating-rate term loan due January 2020 (“Term Loan D”) in an aggregate principal amount of $387 million and (iii) all its outstanding floating-rate term loan due December 2020 (“Term Loan F”) in an aggregate principal amount of $1,436 million, in each case, together with accrued interest and applicable fees. The funds for these pre-payments will come from the proceeds of the previously announced completion of the divestiture of the Standard Products business of NXP.

Additionally, on February 7, 2017, NXP B.V., together with NXP Funding LLC, delivered notice to holders of its 5.75% Senior Notes due 2021 (the “Notes”) that it will redeem on March 9, 2017, $500 million of the outstanding aggregate principal amount of these Notes, which represents all of the outstanding aggregate principal amount of the Notes, as permitted under Article 3 of the indenture dated February 14, 2013 and paragraph 5 of the Notes. The funds for this redemption will come from available surplus cash.

A. Selected Financial Data

The following table presents a summary of our selected historical consolidated financial data. We prepare our financial statements in accordance with U.S. GAAP.

The results of operations for prior years are not necessarily indicative of the results to be expected for any future period.

On December 7, 2015, we acquired Freescale Semiconductor, Ltd. (“Freescale”) for a total consideration of $11.6 billion (the “Merger”). The results of their operations and the estimated fair value of the assets acquired and liabilities assumed in the business combination are included in our financial statements from the date of acquisition forward.

The selected historical consolidated financial data should be read in conjunction with the discussion under Part I, Item 5A. Operating Results and the Consolidated Financial Statements and the accompanying notes included elsewhere in this Annual Report.

	As of and for the years ended December 31,
($ in millions unless otherwise stated)	2016	2015	2014	2013	2012
Consolidated Statements of Operations:
Revenue	9,498	6,101	5,647	4,815	4,358
Gross profit(1)	4,069	2,787	2,640	2,177	1,988
Total operating expenses(2)	(4,228)	(2,035)	(1,601)	(1,535)	(1,605)
Other income (expense)(3)	9	1,263	10	9	29
Operating income (loss)	(150)	2,015	1,049	651	412
Financial income (expense)	(453)	(529)	(410)	(274)	(437)
Income (loss) from continuing operations attributable to stockholders	200	1,526	539	348	(116)
Income (loss) from discontinued operations attributable to stockholders	—	—	—	—	1
Net income (loss) attributable to stockholders	200	1,526	539	348	(115)

Per share data:
Basic earnings per common share attributable to stockholders in $
- Income (loss) from continuing operations	0.59	6.36	2.27	1.40	(0.46)
- Income (loss) from discontinued operations	—	—	—	—	—
- Net income (loss)	0.59	6.36	2.27	1.40	(0.46)
Diluted earnings per common share attributable to stockholders in $
- Income (loss) from continuing operations	0.58	6.10	2.17	1.36	(0.46)
- Income (loss) from discontinued operations	—	—	—	—	—
- Net income (loss)	0.58	6.10	2.17	1.36	(0.46)
Weighted average number of shares of common stock outstanding during the year (in thousands)
• Basic	338,477	239,764	237,954	248,526	248,064
• Diluted(4)	347,607	250,116	248,609	255,050	248,064

Consolidated balance sheet data(5):
Cash and cash equivalents	1,894	1,614	1,185	670	617
Total assets	24,898	26,354	6,850	6,402	6,393
Net assets	11,156	11,803	801	1,546	1,284
Working capital(6)	3,386	2,820	1,340	939	765
Total debt(7), (8)	9,187	9,212	3,956	3,274	3,446
Total stockholders’ equity	10,935	11,515	538	1,301	1,049
Common stock	71	68	51	51	51

Other operating data:
Capital expenditures	(389)	(341)	(329)	(215)	(251)
Depreciation and amortization(9)	2,205	517	405	514	533

Consolidated statements of cash flows data:
Net cash provided by (used for):
Operating activities	2,303	1,330	1,468	891	722
Investing activities	(627)	(430)	(387)	(240)	(243)
Financing activities	(1,392)	(449)	(554)	(598)	(574)
Net cash provided by (used for) continuing operations	284	451	527	53	(95)
Net cash provided by (used for) discontinued operations	—	—	—	—	(45)

(1)	Gross profit in 2016 includes a charge of $448 million (2015: $149 million), resulting from the purchase accounting effect on the inventory acquired from Freescale.
(2)	Total operating expenses in 2016 include charges related to the acquisition of Freescale as follows - $1,430 million for the amortization of acquisition-related intangibles, which includes an impairment charge of $89 million relative to In-process research and development (IPR&D) that was acquired from Freescale, and $53 million of merger and integration related costs. In 2015, total operating expenses include charges related to the acquisition of Freescale as follows - $226 million in restructuring charges, $105 million for the amortization of acquisition-related intangibles, $49 million of stock based compensation charges related to employees terminated as a result of the Merger and $42 million of merger related costs.
(3)	Other income (expense) in 2015 includes the recognition of the gains from the sale of our Bipolar business on November 9, 2015 and the sale of our RF Power business on December 7, 2015. See the section on Other Material Transactions in Part I, Item 4, B, Business Overview.
(4)	Due to our net loss from continuing operations attributable to stockholders in 2012, all potentially dilutive securities have been excluded from the calculation of diluted earnings per common share because their effect would be anti-dilutive.
(5)	Consolidated balance sheet data in 2016 and 2015 includes the impact of purchase accounting on the assets acquired and liabilities assumed in connection with our acquisition of Freescale.
(6)	Working capital is calculated as current assets less current liabilities (excluding short-term debt).
(7)	On December 7, 2015, in connection with the Merger, NXP entered into a $2.7 billion secured term loan (“Term Loan B”). Proceeds from among others the Term Loan B were used to (i) pay the cash consideration in connection with the Merger, (ii) effect the repayment of certain amounts under Freescale’s outstanding credit facility and (iii) pay certain transaction costs.

(8)	As adjusted for our cash and cash equivalents our net debt was calculated as follows:

($ in millions)	2016	2015	2014	2013	2012
Long-term debt	8,766	8,656	3,936	3,234	3,141
Short-term debt	421	556	20	40	305

Total debt	9,187	9,212	3,956	3,274	3,446
Less: cash and cash equivalents	(1,894)	(1,614)	(1,185)	(670)	(617)

Net debt	7,293	7,598	2,771	2,604	2,829

Net debt is a non-GAAP financial measure. See “Use of Certain Non-GAAP Financial Measures” under Part I, 5A. Operating Results.

(9)	Depreciation and amortization includes the effect of purchase accounting related to acquisitions. The effect of purchase accounting in depreciation and amortization was $1,782 million (which includes an impairment charge of $89 million relative to IPR&D that was acquired from Freescale) in 2016, $252 million in 2015, $164 million in 2014, $246 million in 2013 and $273 million in 2012.

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

The table below shows the average noon buying rates for U.S. dollars per euro for the five years ended December 31, 2016. The averages set forth in the table below have been computed using the noon buying rate on the next to last business day of each fiscal month during the periods indicated.

	Year ended December 31,
	2016	2015	2014	2013	2012
Average $ per €	1.1065	1.1150	1.3297	1.3281	1.2859

The following table shows the high and low noon buying rates for U.S. dollars per euro for each of the six months in the six-month period ended February 10, 2016:

Month	High	Low
	($ per €)
2016
August	1.1334	1.1078
September	1.1271	1.1158
October	1.1212	1.0866
November	1.1121	1.0560
December	1.0758	1.0375
2017
January	1.0794	1.0416

On February 10, 2017, the noon buying rate was $1.0650 per €1.00.

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

Risks related to our business

There are risks and uncertainties associated with the pending offer by Qualcomm River Holdings B.V. (“Buyer”), an indirect, wholly owned subsidiary of QUALCOMM Incorporated, to purchase all of NXP’s outstanding common shares.

As described elsewhere in this Annual Report, on October 27, 2016, Buyer and NXP entered into a definitive agreement (the “Purchase Agreement”) under which Buyer will, subject to the satisfaction or waiver of the conditions in the Purchase Agreement, acquire NXP. Pursuant to the Purchase Agreement, Buyer has commenced a tender offer (the “Offer”) to acquire all of the issued and outstanding common shares of NXP for $110.00 per share in cash. There are a number of risks and uncertainties relating to this transaction, including the following:

•	disruptions from the announcement of the proposed transaction, whether completed or not, may harm our relationships with our employees, customers, distributors, suppliers or other business partners or negatively affect our operating results and business generally;

•	various conditions to the closing of the transaction may not be satisfied or waived;

•	80% of NXP’s outstanding shares (which may be reduced to 70% by the Buyer (with NXP’s prior written consent (not to be unreasonably withheld, conditioned or delayed))) must be tendered in the Offer as a closing condition to the transaction;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Purchase Agreement, which, among other things, may cause our share price to decline to the extent that the current price of our common shares reflects an assumption that the transaction will be completed;

•	the failure to complete the transaction may result in negative publicity and a negative impression of us in the investment community;

•	we may be subject to legal proceedings related to the transaction contemplated by the Purchase Agreement;

•	failure to obtain all regulatory approvals related to the transaction, may delay the closing or result in the imposition of conditions, limitations or restrictions that could, under certain circumstances, cause Buyer to abandon the transaction;

•	the Purchase Agreement may be terminated in circumstances that would require us to pay Buyer termination compensation in the amount of $1.25 billion;

•	developments beyond our control, including but not limited to changes in domestic or global economic conditions that may affect the timing or success of the transaction;

•	the attention of our employees and management may be diverted due to activities related to the transaction;

•	our ability to attract, recruit, retain and motivate current and prospective employees who may be uncertain about their future roles and relationships with us following the completion of the transaction may be adversely affected; and

•	the Purchase Agreement restricts us from engaging in certain actions without Buyer’s approval, which could prevent us from pursuing certain business opportunities outside the ordinary course of business that arise prior to the closing of the transaction.

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

Goodwill and other identifiable intangible assets are recorded at fair value on the date of an acquisition. As a result of our acquisition of Freescale, we recognized goodwill of $7.4 billion and intangible assets of $8.5 billion. We review our goodwill and other intangible assets balance for impairment upon any indication of a potential impairment, and in the case of goodwill, at a minimum of once a year. Impairment may result from, among other things, a sustained decrease in share price, deterioration in performance, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of or affect the products and services we sell, challenges to the validity of certain registered intellectual property, reduced sales of certain products incorporating registered intellectual property and a variety of other factors. The amount of any quantified impairment must be expensed immediately as a charge to results of operations. Depending on future circumstances, it is possible that we may never realize the full value of our intangible assets. Any future determination of impairment of goodwill or other identifiable intangible assets could have a material adverse effect on our financial position, results of operations and stockholders’ equity.

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

In addition, the business environment is also subject to many economic and political uncertainties, including the following international business risks:

•	negative economic developments in economies around the world and the instability of governments and international trade arrangements, such as the expected withdrawal of the United Kingdom from the European Union, the sovereign debt crisis in certain European countries and potential increase of barriers to international trade;

•	social and political instability in a number of countries around the world, including continued hostilities and civil unrest in the Middle East. The instability may have a negative effect on our business, financial condition and operations via our customers and volatility in energy prices and the financial markets;

•	potential terrorist attacks;

•	epidemics and pandemics, which may adversely affect our workforce, as well as our local suppliers and customers in particular in Asia;

•	adverse changes in governmental policies, especially those affecting trade and investment;

•	our customers or other groups of stakeholders might impose requirements that are more stringent than the laws in the countries in which we are active;

•	volatility in foreign currency exchange rates, in particular with respect to the U.S. dollar, and transfer restrictions, in particular in Greater China; and

•	threats that our operations or property could be subject to nationalization and expropriation.

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

As part of our strategy, we have entered into a number of long-term strategic partnerships with other leading industry participants. For example, we have entered into a joint venture with Taiwan Semiconductor Manufacturing Company Limited (“TSMC”) called Systems on Silicon Manufacturing Company Pte. Ltd. (“SSMC”). We have also established Advanced Semiconductor Manufacturing Corporation Limited (“ASMC”) together with a number of Chinese partners. Furthermore, together with Advanced Semiconductor Engineering Inc. (“ASE”), we established the assembly and test joint venture ASEN Semiconductors Co. Ltd. (“ASEN”). In 2015, we established WeEn Semiconductors, a Bipolar joint venture in China with JianGuang Asset Management Co, Ltd. See Part I, Item 4B.- Business Overview, “Other Significant Transactions”.

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

We sponsor defined benefit pension plans in a number of countries and a significant number of our employees are covered by our defined benefit pension plans. As of December 31, 2016, we had recognized a net accrued benefit liability of $392 million, representing the unfunded benefit obligations of our defined pension plans. The funding status and the liabilities and costs of maintaining these defined benefit pension plans may be impacted by financial market developments. For example, the accounting for such plans requires determining discount rates, expected rates of compensation and expected returns on plan assets, and any changes in these variables can have a significant impact on the projected benefit obligations and net periodic pension costs. Negative performance of the financial markets could also have a material impact on funding requirements and net periodic pension costs. Our defined benefit pension plans may also be subject to demographic trends. Accordingly, our costs to meet pension liabilities going forward may be significantly higher than they are today, which could have a material adverse impact on our financial condition.

Future changes to Dutch, U.S. and other foreign tax laws could adversely affect us.

The European Commission, U.S. Congress and Treasury Department, the Organization for Economic Co-operation and Development, and other government agencies in jurisdictions where we and our affiliates do business have had an extended focus on issues related to the taxation of multinational corporations, particularly payments made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. As a result, the tax laws in the European Union, U.S. and other countries in which we and our affiliates do business could change on a prospective or retroactive basis, and any such changes could adversely affect us and our affiliates.

Recent examples include the Organization for Economic Co-operation and Development’s recommendations on base erosion and profit shifting, the European Commission’s Anti-Tax Avoidance Directive and the Corporate Tax Package released in October 2016 which includes a Common Consolidated Corporate Tax Base. These initiatives include recommendations and proposals that, if enacted in countries in which we and our affiliates do business, could adversely affect us and our affiliates.

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

We may not be able to maintain a competitive worldwide effective corporate tax rate.

We cannot give any assurance as to what our effective tax rate will be in the future, because of, among other things, uncertainty regarding the tax policies of the jurisdictions where we operate. Our actual effective tax rate may vary from our expectation and that variance may be material. Additionally, the tax laws of the Netherlands, the U.S., and other jurisdictions could change in the future, and such changes could cause a material change in our effective tax rate.

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

The stock market in recent years has experienced significant price and volume fluctuations that have often been unrelated to the operating performance of companies. The market price for our common stock has varied between a high of $107.54 on October 20, 2016 and a low of $61.61 on February 9, 2016 in the twelve-month period ending on December 31, 2016. Although the pending Offer may reduce the volatility of the market price of our common stock in the near term, volatility may revert to historical levels for many reasons, including in response to the risks described in this section, including the risks associated with the Offer, or for reasons unrelated to our operations, such as reports by industry analysts, investor perceptions or negative announcements by our customers, competitors, peer companies or suppliers regarding their own performance, or announcements by our competitors of significant contracts, strategic partnerships, joint ventures, joint marketing relationships or capital commitments, the passage of legislation or other regulatory developments affecting us or our industry, as well as industry conditions and general financial, economic and political instability. In the past, following periods of market volatility, shareholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

The Merger with Freescale may not be accretive and may cause dilution to our earnings per share, which may harm the market price of our shares of common stock

We entered into the Merger with the expectation that it will be accretive to earnings per share in the near term. This expectation is based on preliminary estimates which may materially change. We could also encounter additional transaction and integration-related costs or other factors such as the failure to realize all of the benefits anticipated in the Merger. All of these factors could cause dilution to our earnings per share or decrease or delay the expected accretive effect of the Merger and cause a decrease in the price of our shares of common stock.

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

As of December 31, 2016, we had outstanding indebtedness with an aggregate principal amount of $9,361 million. Our substantial indebtedness could have a material adverse effect on our business by:

•	increasing our vulnerability to adverse economic, industry or competitive developments;

•	requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;

•	exposing us to the risk of increased interest rates because certain of our indebtedness, including our loans under the RCF Agreement and the Term Loans, bear interest at a variable rate;

•	making it more difficult for us to satisfy our obligations with respect to our indebtedness and any failure to comply with the obligations of any our debt instruments, including restrictive covenants and borrowing conditions, could result in an event default under the indentures governing our notes and agreements governing other indebtedness;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•	limiting our ability to obtain additional financial for working capital, capital expenditures, restructurings, product development, research and development, debt service requirements, investments, acquisitions and general corporate or other purposes; and

•	limiting our flexibility in planning for, or reacting to, changes in our business or market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged and who therefore, may be able to take advantage of opportunities that our leverage prevents us from exploiting.

Despite our level of indebtedness, we may still incur significantly more debt, which could further exacerbate the risks described above and affect our ability to service and repay our debt.

If we do not comply with the covenants in our debt agreements or fail to generate sufficient cash to service and repay our debt, it could adversely affect our operating results and our financial condition.

The RCF Agreement, the Term Loans, the indentures governing our Secured Notes and Unsecured Notes or any other debt arrangements that we may have require us to comply with various covenants. If there were an event of default under any of our debt instruments that was not cured or waived, the holders of the defaulted debt could terminate commitments to lend and cause all amounts outstanding with respect to the debt to be due and payable immediately, which in turn could result in cross defaults under our other debt instruments. Our assets and cash flow may not be sufficient to fully repay borrowings under all of our outstanding debt instruments if some or all of these instruments are accelerated upon an event of default.

Our ability to make scheduled payments or to refinance our debt obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business, competitive, legislative, regulatory and other factors beyond our control. Our business may not generate sufficient cash flow from operations, or future borrowings under the RCF Agreement or from other sources may not be available to us in an amount sufficient to enable us to repay our indebtedness, or to fund our other liquidity needs, including our working capital and capital expenditure requirements, and we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness.

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

An increase in prevailing interest rates could adversely affect our financial condition. LIBOR (the interest rate index on which our variable rate debt is based) fluctuates on a regular basis. At December 31, 2016, we had $2,211 million aggregate principal amount of variable interest rate indebtedness under our Term Loan agreements, which are subject to LIBOR floors. Any increased interest expense associated with increases in interest rates affects our cash flow and our ability to service our debt. Therefore, if the LIBOR rate exceeds the LIBOR floors on our Term Loan agreements, our cash interest obligation would increase and could adversely affect our financial condition, results of operations and cash flows. At December 31, 2016, a 100 basis point increase in LIBOR rates from their then current levels would result in an increase in our interest expense of $22 million per year. Our RCF Agreement, which was undrawn at December 31, 2016, also has a variable interest rate.

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

A. History and Develop ment of the Company

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

Our corporate seat is in Eindhoven, the Netherlands. Our principal executive office is at High Tech Campus 60, 5656 AG Eindhoven, the Netherlands, and our telephone number is +31 40 2729999. Our registered agent in the United States is Freescale Semiconductor, Inc., 6501 William Cannon Dr. West, Austin, Texas 78735, United States of America, phone number +1 512 8952000.

On March 2, 2015, NXP announced that the company had entered into a definitive agreement under which it would merge with Freescale Semiconductor, Ltd. (“Freescale”) (the “Merger”). The Merger was consummated on December 7, 2015. As a result, Freescale’s results of operations are included in NXP’s Consolidated Statements of Operations as from December 7, 2015.

NXP accounted for the Merger under the acquisition method of accounting in accordance with Financial Accounting Standards Board Accounting Standards Topic 805, Business Combinations, with NXP treated as the accounting acquirer, see further discussion below.

On June 14, 2016, NXP announced an agreement to divest its Standard Products business to a consortium of financial investors consisting of Beijing JianGuang Asset Management Co., Ltd (“JAC Capital”) and Wise Road Capital LTD (“Wise Road Capital”). On February 6, 2017 we divested SP, receiving $2.75 billion in cash proceeds.

On October 27, 2016, NXP entered into a purchase agreement (the “Purchase Agreement”) with Qualcomm River Holdings B.V. (“Buyer”), a wholly-owned, indirect subsidiary of Qualcomm Incorporated. Pursuant to the Purchase Agreement, Buyer commenced a tender offer to acquire all of the issued and outstanding common shares of NXP for $110 per share in cash, for estimated total cash consideration of $38 billion. The tender offer is not subject to any financing condition. An Extraordinary General Meeting of NXP’s shareholders was convened on January 27, 2017, in connection with the offer where the shareholders of NXP approved all resolutions brought before them, with 95% of the votes cast in favor of each such resolution. In light of the foregoing, the tender offer is now conditioned on the tender of 80% of the outstanding shares of NXP, and Buyer, with NXP’s prior written consent (not to be unreasonably withheld, conditioned or delayed), may reduce the required threshold to a percentage not less than 70% of the outstanding shares. Pending the receipt of certain regulatory approvals, as well as satisfaction of other customary closing conditions, the proposed transaction is expected to close by the end of calendar 2017.

The Purchase Agreement contains certain termination rights for NXP and Buyer. If the Purchase Agreement is terminated under certain circumstances, including termination by NXP to enter into a superior proposal for an alternative acquisition transaction or a termination following a change of recommendation by the NXP Board, NXP will be obligated to pay to Buyer a termination compensation equal to $1.25 billion in cash. If the Purchase Agreement is terminated under certain circumstances, including circumstances relating to the failure to obtain antitrust approvals or failure to complete in all material respects certain internal reorganization steps and related dispositions with respect to NXP, Buyer will be obligated to pay to NXP a termination compensation equal to $2 billion in cash.

B. Business Overview

Semiconductor Market Overview

Semiconductors perform a broad variety of functions within electronic products and systems, including processing data, sensing, storing information and converting or controlling electronic signals. Semiconductors vary significantly depending upon the specific function or application of the end product in which the semiconductor is used and the customer who is deploying it. Semiconductors also vary on a number of technical characteristics including the degree of integration, level of customization, programmability and the process technology utilized to manufacture the semiconductor. Advances in semiconductor technology have increased the functionality and performance of semiconductors, improving their features and power consumption characteristics while reducing their size and cost. These advances have resulted in growth of semiconductors and electronic content across a diverse array of products. The semiconductor market totaled $339 billion in 2016.

Business Combinations

On October 27, 2016, we announced that we had entered into an agreement to be purchased by a subsidiary of QUALCOMM Incorporated (“Qualcomm”). Pursuant to the agreement, a subsidiary of Qualcomm commenced a tender offer to acquire all of the issued and outstanding common shares of NXP for $110 per share in cash. Pending the receipt of certain regulatory approvals, as well as satisfaction of other customary closing conditions, the proposed transaction is expected to close by the end of calendar 2017.

On December 7, 2015, we completed the Merger with Freescale in a stock and cash transaction.

In connection with the Merger, each outstanding share of Freescale common stock was converted into 0.3521 shares of NXP common stock and $6.25 in cash, without interest. NXP issued 110 million shares of common stock to former holders of Freescale common stock, representing 32% of the 342 million total shares of outstanding NXP common stock after the Merger. NXP was determined to be the accounting acquirer. Freescale’s financial results from the Merger date through December 31, 2016, are included in our Consolidated Statement of Operations, as discussed herein.

The Merger created a market leader in automotive, broad based microcontroller and security semiconductor solutions, with a highly complementary product portfolio. The Merger enables NXP to better serve a broader array of customers in strategic markets.

Other Significant Transactions

On June 14, 2016, we announced an agreement to divest our Standard Products business to a consortium of financial investors consisting of Beijing JianGuang Asset Management Co., Ltd (“JAC Capital”) and Wise Road Capital LTD (“Wise Road Capital”). On February 6, 2017 we divested SP, receiving $2.75 billion in cash proceeds.

On December 7, 2015, we divested our RF Power business to JAC Capital.

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

Our Company

We are a global semiconductor company and a long-standing supplier in the industry, with over 50 years of innovation and operating history. For the year ended December 31, 2016, we generated revenue of $9,498 million, compared to $6,101 million for the year ended December 31, 2015.

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

Markets, applications and products

HPMS products consist of highly differentiated application-specific semiconductors and system solutions, which accounted for 87% of our total product revenue in 2016. We believe the HPMS market is an attractive market due to the growth in excess of the overall semiconductor market, the high barriers to entry, the loyalty of the customer base, the relative pricing stability and lower long-term capital intensity.

SP products consists primarily of discrete semiconductor devices that can be incorporated in many different types of electronics equipment, are typically sold to a wide variety of customers, and accounted for 13% of our total product revenue in 2016. NXP SP products are differentiated by our ability to consistently deliver cost effective, high unit volumes, which meet stringent quality levels and are a reflection of our long history of operational supply chain and continuously improved manufacturing processes. As a result we have been successful in improving the overall profitability of our SP segment.

High Performance Mixed Signal

The HPMS segment consists of the following four business lines: Automotive, Secure Identification Solutions, Secure Connected Devices and Secure Interfaces and Infrastructure.

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

We apply our technical expertise in the areas of RF, analog, power management, interface, security technologies and digital processing across our priority applications markets. Our strong RF capabilities are utilized in our high performance RF for wireless infrastructure and industrial applications, car security and car radio products, mobile connectivity and contactless identification products. Our power technologies and capabilities are applied in AC-DC power conversion, power management and audio power products, while our ability to design ultra-low power semiconductors is used in a wide range of our products including our consumer, mobile, identification, healthcare products and our microcontrollers. Our high-speed interface design skills are applied in various interface products, and our security capability is used in our identification solutions, digital networking and microcontroller solutions. Finally, our digital processing capabilities are used in our microcontroller and application processor based products, our digital networking products, our Auto DSPs and the products leveraging our Coolflux ultra-low power DSPs, such as in our hearing aid products.

The below table provides an overview of the key applications per each business line, the leading market positions and our key customers.

	Automotive	Secure Identification Solutions	Secure Connected Devices	Secure Interfaces and Infrastructure
Key applications	• Car access & immobilizers • In vehicle networking • Car entertainment • ADAS • Telematics • ABS • Transmission/ throttle control • Automotive Lighting • Gateways • Battery Management • Sensors	• Secure identity • Tagging	• Secure transactions • Mobile handset • Tablet • Personal computer • Smart buildings • White goods & home appliances • Medical/Personal Healthcare • Industrial/ IoT • Consumer/TV/Set top box	• Wireless base stations • Networking • Satellite & CATV infra • Radar • Power supplies • Lighting • Mobile Handsets • Pachinko machines

Selected market leading positions

• #1 in Automotive semiconductors

• #1 Can/LIN/ Flex Ray in-vehicle networking

• #1 passive keyless entry/ immobilizers

• #1 car radio

• #1 Chassis & Safety

• #1 Powertrain

• #2 automotive MCU

• #2 audio amplifiers

		• #1 e-Government • #1 Transport & Access management • #1 Banking	• #1 I broad based MCU • #1 NFC	• #1 in RF Power • #1 in communication processors

Key OEM and electronic manufacturing services (EMS) end customers	• Autoliv • Bosch • Continental • Delphi • Denso • Fujitsu Ten • Hyundai • TRW • Valeo • Visteon	• Avery Dennison • China Vision Microelectronic • Chutian Dragon • Gemalto • Giesecke • Hengbao • Linxens • Oberthur • Smartrac • Wuhan/Tianyu Info	• Amazon • Apple • BBK • Bosch • Continental • Huawei • LG • Samsung • Visteon • ZLG Electronics	• Apple • Arris • Cisco • Ericsson • Huawei • NEC • Nokia • Philips • Samsung • ZTE

The table above provides a list of our key OEM, ODM and electronic manufacturing services end customers in alphabetical order, based on 2016 revenue, of which some of whom are supplied by distributors. Key distributors across these applications are Arrow, Avnet, Edom, Vitec and WPG.

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

Semiconductor content per vehicle continues to increase due to government regulation for improved safety and emissions, the standardization of higher-end options across a greater number of vehicle classes as well as consumer demand for greater fuel efficiency, advanced safety and multimedia applications. Automotive safety features are evolving from passive safety systems to active safety systems with ADAS such as radar, vision, vehicle-to-vehicle and vehicle-to-infrastructure (V2X) systems. We believe regulatory actions and consumer demand in both the developed and emerging markets should drive the increase in applications such as ADAS, secure connectivity, electronic safety and stability control. Semiconductor content per vehicle is also increasing to address applications such as engine management, fuel economy improvement, driver comfort, convenience and user interface. In addition, with the increase in overall semiconductor content in modern automobiles, the demand for secure in-vehicle networking continues to increase as various subsystems communicate within the automobile and with external devices and networks. Data integrity and security hardware features for safeguarding memory, communication and system data are also increasing in importance.

As a result of the Merger with Freescale, NXP became the largest semiconductor supplier to the automotive industry with strong positions in Car Entertainment, In-Vehicle Networking, Secure Car Access, Chassis & Safety and Powertrain. The combined portfolio is highly complementary, enabling NXP to address a broader scope of complete and complex solutions for our automotive partners. We continue to invest in growth areas including the evolution of the Secure Connected Car, ADAS and other safety and comfort applications.

In Car Entertainment, we are the market leader with the broadest portfolio of products offerings addressing both audio and visual head-end unit applications. Our leadership in audio processing for mid-to-high-end car radio is driven by excellent reception performance as well as high-levels of integration of terrestrial, satellite and digital multi-band tuners. Within the low-end and after-market car radio, our leadership is a result of highly integrated, single-chip radio solutions that offer our customers ease of implementation and lower total cost of ownership. In digital reception, we have developed multi-standard radios based on our software-defined radio implementation. In addition, we provide class-AB and class-D audio amplifiers and power analog products for car entertainment. Our i.MX applications processors, which are developed and brought to market by our Microcontroller and Processor teams, are highly integrated ARM-based application processors with integrated audio, video and graphics capability.

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

For the full year 2016, we had High Performance Mixed Signal revenue of $3,379 million in automotive applications, compared to $1,342 million in 2015, which represents a 151.8% year over year increase. According to Strategy Analytics, the total market for automotive semiconductors was $31.0 billion in 2015, and projects it will grow at a compounded annual growth rate of 6.3% between 2015 and 2019.

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

For the full year 2016, we had High Performance Mixed Signal revenue of $737 million in SIS, compared to $973 million in 2015, which represents a 24.3% year over year decline. According to ABI Research, the market size for secure identification ICs was $3.5 billion in 2015, and is expected to grow at a compounded annual rate of 6% to $4.6 billion in 2019.

Secure Connected Devices (SCD). The SCD business is focused on delivering solutions to enable the future of connected devices – also known as “Internet of Things” (IoT). We believe the future growth of secure connected devices requires the ability to deliver four fundamental functional capabilities: (1) embedded microcontrollers; (2) connectivity – short range RF and wireless technology (Bluetooth LE, Zigbee, Thread and NFC); (3) security; and (4) sensor. We see end-markets and applications emerging in the area of Mobile Payments, Smart Home-Health, Smart Cities, Wearables and Smart Industrial.

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

Our overall High Performance Mixed Signal revenue in the SCD business was $2,146 million in 2016, compared to $1,261 million in 2015, which represents a 70.2% year over year growth. We estimate the worldwide market for Microcontrollers 32-bit was $6.5 billion in 2015, and we expect a compounded annual growth rate of 10.3% between 2015 and 2019.

Our leadership in secure/smartcard Microcontrollers and our position in the non-secure Microcontrollers outside Automotive creates a number one position in broad based Microcontrollers.

Secure Interfaces and Infrastructure (SI&I). Our SI&I businesses consist of: Digital Networking Processors, Secure Interface and System Management Products, High-performance RF Power-Amplifiers (HPRF) and Smart Antennae solutions.

NXP is a significant participant in the communications infrastructure market. Our communications processors are programmable semiconductors that perform tasks related to control and management of digital data, as well as network interfaces. They are designed to handle tasks related to data transmission between nodes within a network, the manipulation of that data upon arrival at its destination and protocol conversion. Our product portfolio includes 32-bit and 64-bit offerings ranging from a single core to 28- and 45-nanometer multicore QorIQ communications processors. Wireless-infrastructure processors combine communication processors with DSP functionality and specific wireless acceleration technology. Our portfolio of secure wireless-infrastructure processors targets small cells and macro base stations. These products perform baseband processing and support multiple cellular-network air-interfaces such as LTE-Advanced, TD-LTE, LTE, HSPA+, TD-SCDMA, and CDMA2000K. Used by leading original equipment manufacturers (OEMs) worldwide, our broad portfolio of wireless-infrastructure and communications processors satisfies wireless infrastructure requirements.

We are major supplier in the highly fragmented interface and system management products. Our products address many interface standards and we serve various applications across the mobile, computing, industrial, consumer and automotive markets. We have broad product portfolios including UARTs. Bridges-devices, I2 C, SPI, LED-lighting controllers, low power real-time clocks and watch ICs, HDMI switches and transceivers, and display port multiplexers. Our core competency is the ability to deliver products that manage high speed data and system voltage over the same interface. We generate a large part of our revenue by selling products to a very broad customer base, which we serve through our distribution channel. We have successfully engaged with leading OEMs to drive semi-custom products which in turn allow us to refine and accelerate our innovation and product roadmaps. We are engaged in development activities and standard setting initiatives with many of the innovation leaders in each of these markets. Key growth drivers will be the adoption rate of new high-speed interface standards such as USB type-C.

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

Both Freescale and NXP prior to the Merger were the main suppliers into the HPRF power amplifier market. As a result of the Merger, NXP was required to sell its HPRF business. On December 7, 2015 NXP completed the divestment of its RF Power business to JAC Capital.

We have an emerging business offering Smart Antennae solutions based on Low Noise Amplifier (LNA) technology. We engage and sell our Smart Antennae solutions to varied customers in the mobile, consumer electronics and cable television infrastructure markets.

Our overall revenue in these businesses was $1,824 million in 2016 versus $1,144 million in 2015, which represents an increase of 59.4% year over year.

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

Our key product applications, markets and customers are described in the table below.

Key Products	• SS Transistors and Diodes • SS MOS • Power MOS • Interface protection devices • General Purpose Logic

Key OEM and electronic manufacturing services (EMS) end customers	• Apple • BBK • Bosch • Continental • Delphi • Delta Electronics • Huawei • Lear • Samsung • Valeo

The table above provides a list of our key OEM and electronic manufacturing services end customers in alphabetical order, based on 2016 revenue, of which some of whom are supplied by distributors. Key distributors across these applications are Arrow, Avnet, Future and WPG.

In 2016, our Standard Products business generated net revenue of $1,220 million, compared to $1,241 million in 2015, which represents a 1.7% year over year decline.

We are the number one global supplier of small-signal discretes with one of the broadest product portfolios in the industry. We have a strong position due to our strong cost competitiveness, supply chain performance, leverage of our OEM relationships and a broadening portfolio. We are focusing on expanding our share of higher margin products in this business. In addition, we are also building a small signal MOSFET product line, which leverages our small signal transistors and diodes packaging operations and strong customer relationships. In addition to our small signal discretes products, we have a Power MOSFET product line, which is focused on the low-voltage segment of this market. The majority of our revenue in Power MOSFETs is to automotive customers.

We estimate that the market for discretes, excluding RF & Microwave, was $17 billion in 2015 and growth is expected with a CAGR of 4% to $20 billion in 2019.

Additionally, the Standard Products segment also includes Standard Logic ICs. We have the number two position in Standard Logic IC markets based on worldwide revenue for 2015, which we deploy in a large number of our High Performance Mixed Signal solutions. We offer several product families for low-voltage applications in communication equipment, personal computers, personal computer peripherals and consumer and portable electronics. Our 3V and 5V families hold a leading share of the logic market. We continue to expand into the higher margin product range in this business by expanding, among others, our switches and translators (or custom logic) portfolio and optimizing our manufacturing. We estimate the worldwide Standard Logic market at $1.4 billion in 2015, and is estimated to grow with compound annual rate of 1.1% between 2015 and 2019.

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

The following table shows selected key information with respect to our major front-end and back-end facilities:

Site	Ownership	Wafer sizes used	Line widths used (vm)	Technology/Products
			(Microns)
Front-end(1)
Singapore(2)	61.2%	8”	0.14-0.25	CMOS
Nijmegen, the Netherlands	100%	8”	0.14-0.80	CMOS, BiCMOS, LDMOS
Hamburg, Germany(4)	100%	6”/8”	0.5-3.0	Discretes
Manchester, United Kingdom(4)	100%	6”	0.5	Power discretes
Oak Hill, Austin, US	100%	8”	0.25	CMOS, BiCMOS, Sensors, LDMOS, HDTMOS, PowerCMOS
Chandler, US	100%	8”	0.25-0.50	CMOS, eNVM, PowerCMOS
Austin Technology and Manufacturing Center, US	100%	8”	0.09-0.18	CMOS, eNVM, PowerCMOS, Advanced CMOS, SoC
Back-end(3)
Kaohsiung, Taiwan	100%	—	—	NFC, Automotive Car-access, Micro-controllers
Bangkok, Thailand	100%	—	—	Automotive In-Vehicle Networking and Sensors, Banking and e-Passport modules, Standard Logic
Guangdong, China(4)	100%	—	—	Discrete devices and Standard Logic
Seremban, Malaysia(4)	100%	—	—	Discrete devices and Standard Logic
Cabuyao, Philippines(4)	100%	—	—	Power discrete and Automotive Sensors
Kuala Lumpur, Malaysia	100%	—	—	Micro-processors, Micro-controllers, Power Management, Analog and Mixed Signal, RF devices
Tianjin, China	100%	—	—	Micro-controllers, Automotive MCU, Analog and Sensors

(1)	In front-end we entered into a joint venture with JAC Capital for the Bipolar products in which we currently hold a 49% interest. The Jilin front end fab transferred into this JV.
(2)	Joint venture with TSMC; we are entitled to 60% of the joint venture’s annual capacity.
(3)	In back-end manufacturing we entered into a joint venture with ASE in Suzhou, China (ASEN), in which we currently hold a 40% interest.
(4)	These facilities were divested in connection with the sale of the Standard Products business to JAC Capital that closed on February 6, 2017.

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

Our sales and marketing strategy focuses on deepening our relationship with our top OEMs and electronic manufacturing service customers and distribution partners and becoming their preferred supplier, which we believe assists us in reducing sales volatility in challenging markets. We have long-standing customer relationships with most of our customers. Our 10 largest OEM end customers, some of whom are supplied by distributors, in alphabetical order, are Apple, BBK, Bosch, Continental, Delphi, Denso, Huawei, Samsung, TRW and ZTE. When we target new customers, we generally focus on companies that are leaders in their markets either in terms of market share or leadership in driving innovation. We also have a strong position with our distribution partners being a top three semiconductor supplier (other than microprocessors and memory ICs) through distribution worldwide. Our 3 largest distribution partners are Arrow, Avnet and WPG.

Our revenue is primarily the sum of our direct sales to original equipment manufacturers, or OEMs, plus our distributors’ resale of NXP products. One distributor accounted for more than 10% of total 2016 revenue: Avnet accounted for 13% of our revenue in 2016, 14% in 2015 and 13% in 2014. WPG accounted for less than 10% of our revenue in 2016, 14% in 2015 and 13% in 2014. No other distributor accounted for more than 10% of our revenue in 2016, 2015 or 2014. No individual OEM for which we had direct sales to accounted for more than 10% of revenue in 2016, 2015 or 2014.

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

Our key competitors (excluding those related to the Standard Products business which was divested on February 6, 2017) in alphabetical order include Analog Devices Inc., Broadcom, Cavium, Infineon, Intel, Linear Technology, Maxim Integrated Products, Microchip, Renesas, Power Integrations, Silicon Laboratories, STMicroelectronics and Texas Instruments.

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

CORPORATE STRUCTURE

The following chart reflects our corporate structure as of December 31, 2016.

(1)	For a more detailed description of our Long-Term Incentive Plans see the discussion set forth under “Share Based Compensation Plans” contained in this Report in Part I, Item 6B. Compensation.
(2)	As of December 31, 2016, we had $1,150 million aggregate principal amount of 2019 Cash Convertible Senior Notes outstanding.
(3)	As of December 31, 2016, no borrowings were outstanding under the RCF Agreement.
(4)	As of December 31, 2016, we had $2,211 million aggregate principal amount outstanding under the Term Loans.
(5)	As of December 31, 2016, we had $6,000 million aggregate principal amount of Unsecured Notes outstanding.
(6)	This list of material subsidiaries includes the subsidiaries that are guarantors under our RCF Agreement and our Secured Term Credit Agreement. Other subsidiaries provide a guarantee under certain of our other outstanding indebtedness. See Item 5B. Liquidity and Capital Resources, under the captions 2016 Financing Activities, 2015 Financing Activities and 2014 Financing Activities.

D. Property, Plant and Equipment

NXP uses 108 sites in 32 countries with 13.6 million square feet of total owned and leased building space of which 10.4 million square feet is owned property.

The following table sets out our principal real property holdings as of December 31, 2016:

Location	Use	Owned/leased	Building space (square feet)
Eindhoven, the Netherlands	Headquarters	Leased	152,666
Hamburg, Germany (1)	Manufacturing	Owned	749,609
Nijmegen, the Netherlands	Manufacturing	Owned	1,515,550
Singapore (SSMC) *	Manufacturing	Owned	757,852
Bangkok, Thailand	Manufacturing	Owned	547,882
Cabuyao, Philippines (2)	Manufacturing	Owned	494,656
Kaohsiung, Taiwan	Manufacturing	Owned	636,395
Manchester, United Kingdom (2)	Manufacturing	Owned	264,340
Guangdong, China (2)	Manufacturing	Leased	927,569
Tianjin, China	Manufacturing	Owned	447,624
Seremban, Malaysia (2)	Manufacturing	Owned	322,285
Kuala Lumpur, Malaysia	Manufacturing	Owned	828,858
Chandler, United States	Manufacturing	Owned	1,173,196
Austin (Oak Hill), United States	Manufacturing	Owned	1,514,389
Austin (Ed Bluestein), United States	Manufacturing	Owned	1,158,731

*	Joint venture between TSMC and NXP.
(1)	As of February 6, 2017, this property has been divested with the sale of the Standard Products business. NXP will lease part of this property from the former SP business.
(2)	As of February 6, 2017, these properties have been divested with the sale of the Standard Products business.

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

For the annual impairment assessment in 2016, we determined that for each of our reporting units, it was more likely than not that the fair value of the reporting units exceeded the carrying value. During the fourth quarter of each of the prior two fiscal years, we have completed our annual impairment assessments and concluded that goodwill was not impaired in any of these years.

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

The assumptions and estimates used to determine future values and remaining useful lives of our intangible and other long-lived assets are complex and subjective. They can be affected by various factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our forecasts for specific product lines. In 2016, we recognized an impairment charge of $89 million relative to IPR&D that was acquired from Freescale . In 2015, we recognized disposals of intangibles relative to our sale of the Bipolar and RF Power Businesses. In 2014, no impairments or disposal of identified intangible assets and tangible fixed assets were required to be recognized.

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

For sales to distributors, revenue is recognized upon sale to the distributor (sell-in accounting). We record reductions to sales associated with reserves for allowances for collectibility, discounts, price protection, product returns and distributor incentive programs at the time the related sale is recognized. The establishment of such reserves is dependent on a variety of factors, including contractual terms, analysis of historical data, current economic conditions, industry demand and both the current and forecasted pricing environments. The process of evaluating these factors is highly subjective and requires significant estimates, including, but not limited to, forecasted demand, returns, pricing assumptions and inventory levels. In future periods, additional provisions may be necessary due to a deterioration in the semiconductor pricing environment, reductions in anticipated demand for semiconductor products and/or lack of market acceptance for new products. If these factors result in a significant adjustment to our reserves, they could significantly impact our future operating results.

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

A. Operating Results

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Results of Operations

The following table presents the composition of operating income for the years ended December 31, 2016 and 2015.

($ in millions, unless otherwise stated)	2016	2015
Revenue	9,498	6,101
% nominal growth	55.7	8.0
Gross profit	4,069	2,787
Research and development	(1,560)	(890)
Selling, general and administrative (SG&A)	(1,141)	(922)
Amortization of acquisition-related intangible assets	(1,527)	(223)
Other income (expense)	9	1,263

Operating income (loss)	(150)	2,015

Revenue

The following table presents revenue by segment for the years ended December 31, 2016 and 2015.

	2016		2015
($ in millions, unless otherwise stated)	Revenue	% nominal growth	Revenue	% nominal growth
High Performance Mixed Signal (“HPMS”)	8,086	71.3	4,720	12.2
Standard Products (“SP”)	1,220	(1.7)	1,241	(2.7)
Corporate and Other	192	37.1	140	(14.6)

Total	9,498	55.7	6,101	8.0

Revenue increased by $3,397 million to $9,498 million in 2016 compared to $6,101 million in 2015, a nominal increase of 55.7%, reflecting the inclusion of the operations of Freescale.

Our HPMS segment reported an increase in revenue of $3,366 million to $8,086 million in 2016 compared to $4,720 million in 2015, resulting in 71.3% nominal growth. The increase was primarily due to incremental revenue from the acquired Freescale businesses from December 7, 2015, onward, partly offset by the divestment of RF Power on December 7, 2015.

Revenue for our SP segment decreased $21 million to $1,220 million in 2016, compared to $1,241 million in 2015. The decrease was primarily attributable to the transfer of the Bipolar Power business line activities into a joint venture (WeEn Semiconductors) with JAC Capital in China.

Revenue for Corporate and Other amounted to $192 million in 2016, compared to $140 million in 2015 and mainly related to our manufacturing operations.

Gross Profit

The following table presents gross profit by segment for the years ended December 31, 2016 and 2015.

	2016		2015
($ in millions, unless otherwise stated)	Gross Profit	% of segment revenue	Gross Profit	% of segment revenue
HPMS	3,625	44.8	2,367	50.1
SP	437	35.8	417	33.6
Corporate and Other	7	3.6	3	2.1

Total	4,069	42.8	2,787	45.7

Gross profit in 2016 was $4,069 million, or 42.8% of revenue compared to $2,787 million, or 45.7% of revenue in 2015. The increase of $1,282 million was primarily driven by the inclusion of the operating activity of Freescale partly offset by the effects of PPA, and to a lesser extent, stock based compensation expense. The decrease in the gross profit percentage was primarily driven by the effect of purchase accounting in our HPMS segment.

Our HPMS segment had a gross profit of $3,625 million, or 44.8% of revenue in 2016, compared to $2,367 million, or 50.1% of revenue in 2015. The decrease in the gross profit percentage of 5.3 points as a percentage of revenue was primarily driven by the effects of purchase accounting in two areas—inventory of $448 million (2015: $149 million) and property, plant and equipment of $209 million (2015: $15 million), both as a result of the acquisition of Freescale, and to a lesser extent, restructuring activity ($12 million) and stock based compensation expense ($42 million).

Gross profit in our SP segment was $437 million, or 35.8% of revenue in 2016, compared to $417 million, or 33.6% of revenue in 2015. The increase in the gross profit percentage of 2.2 points was a result of lower depreciation expense as a result of the fixed assets of the SP business being classified as held for sale and depreciation being discontinued on those fixed assets.

Operating Expenses

The following table presents operating expenses by segment for the years ended December 31, 2016 and 2015.

	2016		2015
($ in millions, unless otherwise stated)	Operating expenses	% of segment revenue	Operating expenses	% of segment revenue
HPMS	3,937	48.7	1,674	35.5
SP	168	13.8	223	18.0
Corporate and Other	123	—	138	—

Total	4,228	44.5	2,035	33.4

The following table below presents the composition of operating expenses by line item in the statement of operations.

($ in millions, unless otherwise stated)	2016	2015
Research and development	1,560	890
Selling, general and administrative	1,141	922
Amortization of acquisition-related intangible assets	1,527	223

Operating expenses	4,228	2,035

Operating expenses were $4,228 million, or 44.5% of revenue in 2016, compared to $2,035 million, or 33.4% of revenue in 2015, an increase of $2,193 million, or an increase of 11.1 points as a percentage of revenue. The increase in operating expenses was primarily due to the acquisition of Freescale: the inclusion of their operating activity from December 7, 2015 onward and the related amortization of acquisition related intangibles of $1,430 million (2015: $105 million).

In our HPMS segment, operating expenses amounted to $3,937 million, or 48.7% of revenue in 2016, compared to $1,674 million, or 35.5% of revenue in 2015. The increase was primarily driven by the acquisition of Freescale: the inclusion of their operating activity from December 7, 2015 onward and the related amortization of acquisition related intangibles of $ 1,430 million (2015: $105 million), which includes an impairment charge of $89 million (2015: nil) relative to IPR&D that was acquired from Freescale.

Operating expenses in our SP segment decreased to $168 million, or 13.8% of revenue in 2016 compared to $223 million or 18.0% of revenue in 2015. The decrease in operating expenses was primarily driven by a continued strong focus on cost controls and the effect of the divestment of the Bipolar activities.

Restructuring Charges

Total restructuring and restructuring related costs amounted to $68 million in 2016, compared to $264 million in 2015.

In 2016, the restructuring charges were for various specific targeted actions and were comprised of employee severance costs. In 2015, the restructuring charges mainly related to the acquisition of Freescale and were comprised of severance costs of $239 million, and other exit costs of $27 million.

Other Income (Expense)

The following table presents other income (expense) for the years ended December 31, 2016 and 2015.

($ in millions, unless otherwise stated)	2016	2015
Other income (expense)	9	1,263

Other income (expense) reflects income of $9 million for 2016 compared to $1,263 million of income in 2015. Included in 2015 is the gain on the sale of NXP’s Bipolar Power business line and RF Power business to JAC Capital in the fourth quarter of 2015.

Financial Income (Expense)

($ in millions)	For the years ended December 31,
	2016	2015
Interest income	11	6
Interest expense	(408)	(227)
Foreign exchange rate results	(15)	(193)
Net gain (loss) on extinguishment of debt	(32)	—
Change in fair value of the warrant liability	—	(31)
Other	(9)	(84)

Total	(453)	(529)

Financial income (expense) was an expense of $453 million in 2016, compared to an expense of $529 million in 2015. The decrease in financial income (expense) is primarily attributable to (i) a more favorable impact of foreign exchange rate results, (ii) lower other financial income and expense related items than in 2015, offset by (iii) the increase in interest expense, net, as a result of the debt that we assumed in the acquisition of Freescale and by (iv) a $32 million loss on the early extinguishment of debt due to certain financing activities completed during 2016. Beginning on January 1, 2016, as a result of the acquisition of Freescale, NXP concluded that the functional currency of the holding company was USD. With this change in functional currency, the U.S. dollar-denominated notes held by NXP no longer need to be re-measured, resulting in less foreign exchange rate results in our operations and the warrants were reclassified to stockholders’ equity, and mark-to-market accounting was no longer applicable.

Benefit (Provision) for Income Taxes

The effective tax rate reflects the impact of tax incentives, a portion of our earnings being taxed in foreign jurisdictions at rates different than the Netherlands statutory tax rate and the mix of income and losses in various jurisdictions. We recorded a tax benefit of $851 million in 2016, which reflects a benefit of 141.1% compared with a benefit of $104 million (7.0%) for 2015.

ASC 740, Income Taxes, requires that we consider all available evidence in forming a judgement regarding the valuation allowance as of December 31, 2016, including events that occur subsequent to year end but prior to the issuance of the financial statements. As a result of the February 6, 2017 disposition of SP, we concluded that the valuation allowance should be reduced by $395 million as of December 31, 2016, as the SP divestiture provided an objectively verifiable source of income against which tax losses can be utilized. As a result, we recognized an additional benefit of $392 million in the benefit (provision) for income taxes in the consolidated statement of operations and an additional $7 million in capital in excess of par value in the consolidated balance sheet in the fourth quarter. In the second quarter, the valuation allowance in the U.S. was reduced by $107 million as a result of our determination that sufficient positive evidence existed to support a more likely than not determination that the U.S. deferred tax assets were realizable.

As a result, the significant change in our effective tax rate was primarily due to the reversals of valuation allowances in the Netherlands and Germany as a result of the SP divestiture, a reversal of the valuation allowance in the U.S. related to the Company’s determination that sufficient positive evidence existed to support a more likely than not determination that the U.S. deferred tax assets were realizable, and the impact of purchase accounting as a result of the acquisition of Freescale, slightly offset by the impact of the inclusion of the operations of Freescale, which resulted in significant amortization expense for acquired intangibles, additional depreciation expense as a result of the fair value adjustments on tangible assets and a significant impact to the mix of income and losses between jurisdictions. In addition, the tax expense related to transactions associated with internal restructurings resulting from the Freescale acquisition represented a higher percentage of earnings before tax for 2016 as compared to 2015.

As previously discussed, on February 6, 2017 we divested Standard Products, receiving $2.75 billion in cash proceeds. In relation to the gain that will be realized, the Company currently estimates that we will incur approximately $450 million of capital gains taxes that will come due in increments during 2017, 2018 and 2019. Cash payments for income taxes that are relative to our ongoing operations are expected to remain at approximately $30 to $35 million per quarter during 2017. In relation to the gain we expect additional cash payments for income taxes to be approximately $30 million in the first quarter of 2017 and approximately $90 million in each of the second, third and fourth quarters of 2017. For the years ended December 31, 2018 and 2019, we currently estimate in each year additional cash payments for income taxes relative to this gain of approximately $75 million.

Results Relating to Equity-accounted Investees

Results relating to the equity-accounted investees amounted to a gain of $11 million in 2016, compared to a gain of $9 million in 2015.

Non-controlling Interests

Non-controlling interests are related to the third party share in the results of consolidated companies, predominantly SSMC. Their share of non-controlling interests amounted to a profit of $59 million in 2016, compared to a profit of $73 million in 2015.

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

B. Liquidity and Capital Resources

Liquidity and Capital Resources

As of December 31, 2016, our cash balance was $1,894 million, of which $316 million was held by SSMC, our consolidated joint venture company with TSMC. Under the terms of our joint venture agreement with TSMC, a portion of this cash can be distributed by way of a dividend to us, but 38.8% of the dividend will be paid to our joint venture partner. In 2016, a dividend of $325 million was distributed, of which $126 million was distributed to the joint venture partner.

Taking into account the available undrawn amount under the RCF Agreement, we had access to $2,494 million of liquidity as of December 31, 2016.

Our capital expenditures were $389 million in 2016, compared to $341 million in 2015.

The total amount of cash used for financing activities amounted to $1,392 million.

As of December 31, 2016, we had an undrawn availability of $600 million remaining under the RCF Agreement.

For the year ended December 31, 2016, we incurred total net interest expense of $397 million compared to $221 million during 2015. The weighted average interest rates on our debt instruments as of December 31, 2016 and December 31, 2015 were 3.7% and 3.9%, respectively.

We repurchased 15.5 million shares of our common stock pursuant to our share buyback program during 2016 at a weighted average price of $82.36 per share.

Our sources of liquidity include cash on hand, cash flow from operations and amounts available under the RCF Agreement. We believe that, based on our current level of operations as reflected in our results of operations for the year ended December 31, 2016, these sources of liquidity will be sufficient to fund our operations, capital expenditures, and debt service for at least the next twelve months.

From time to time, we engage in discussions with third parties regarding potential acquisitions of, or investments in, businesses, technologies and product lines, such as our recent acquisition Freescale. Any such transaction could require significant use of our cash and cash equivalents, or require us to arrange for new debt and equity financing to fund the transaction. Our ability to make scheduled payments or to refinance our debt obligations depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions. In the future, we may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay principal, premium, if any, and interest on our indebtedness. Our business may not generate sufficient cash flow from operations, or we may not have enough capacity under the RCF Agreement, or from other sources in an amount sufficient to enable us to repay our indebtedness, including the RCF Agreement, the Unsecured Notes or to fund our other liquidity needs, including working capital and capital expenditure requirements. In any such case, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness. See Part I, Item 3D. Risk Factors. The Purchase Agreement restricts us from engaging in certain actions without Buyer’s approval, including material acquisitions outside the ordinary course of business.

Cash Flow from Operating Activities

In 2016 our operating activities provided $2,303 million in cash. This was primarily the result of net income of $259 million, adjustments to reconcile the net income of $1,673 million and changes in operating assets and liabilities of $371 million. The net income includes non-cash items, such as depreciation and amortization of $2,205 million, share-based compensation of $338 million, amortization of the discount on debt and debt issuance costs of $50 million, a loss on extinguishment of debt of $32 million and changes in deferred taxes of $925 million.

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

Cash Flow from Investing Activities

Net cash used for investing activities amounted to $627 million in 2016 and principally consisted of cash outflows for purchases of interests in business (net of cash) of $202 million, capital expenditures of $389 million and $59 million for the purchase of identified intangible assets, mainly related to the purchase of licenses, partly offset by proceeds of $20 million from the sale of business (net of cash).

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

Cash Flow from Financing Activities

Net cash used for financing activities was $1,392 million in 2016, $449 million in 2015 and $554 million in 2014. The cash flows related to financing transactions in 2016, 2015 and 2014 are primarily related to the financing activities described below under the captions 2016 Financing Activities, 2015 Financing Activities and 2014 Financing Activities, respectively.

In addition to the financing activities described below, net cash used for financing activities by year included:

	Year ended December 31,
	2016	2015	2014
Net (repayments) borrowings under revolving credit facility	—	—	(150)
Proceeds from the sale of warrants	—	—	134
Cash paid for Notes hedge derivatives	—	—	(208)
Dividends paid to non-controlling interests	(126)	(51)	(50)
Cash proceeds from exercise of stock options	115	51	145
Purchase of treasury shares	(1,280)	(475)	(1,435)
Excess tax benefits from share-based compensation plans	5	—	—

2016 Financing Activities

2020 Term Loan

On September 22, 2016, NXP entered into a new $1,440 million aggregate principal amount Senior Secured Term Loan Facility due December 7, 2020. Concurrently, NXP repaid the $1,440 million principal amount Senior Secured Term Loan Facility due December 7, 2020.

2022 Senior Unsecured Notes

On August 11, 2016, NXP B.V., together with NXP Funding LLC, issued U.S. dollar-denominated 3.875% Senior Unsecured Notes with an aggregate principal amount of $1,000 million, due September 1, 2022. The interest is payable semi-annually on March 1 and September 1 of each year, beginning on March 1, 2017. The Notes were issued at par and were recorded at their fair value of $1,000 million on the accompanying Consolidated Balance Sheet. NXP used the net proceeds from the offering of the Notes to redeem the remaining $960 million aggregate principal amount of its outstanding Senior Secured Notes due 2022 and to pay for certain costs and expenses related thereto.

2021 Additional Senior Unsecured Notes

On August 1, 2016, NXP B.V., together with NXP Funding LLC, issued an aggregate principal amount of $500 million of 4.125% Senior Unsecured Notes due 2021 (the “Additional Notes”). The Additional Notes were issued at a price of 101.875% and are of the same class as the existing 4.125% Senior Notes due 2021 originally issued on May 23, 2016. NXP used the net proceeds from the offering of the Additional Notes to redeem $200 million aggregate principal amount of its outstanding Senior Notes due 2016 and used the remainder of the proceeds for general corporate purposes.

2021 and 2023 Senior Unsecured Notes

On May 23, 2016, NXP B.V. together with NXP Funding LLC issued U.S. dollar-denominated 4.125% and 4.625% Senior Unsecured Notes with aggregate principal amounts of $850 million, due June 1, 2021 and $900 million, due June 1, 2023. The interest is payable semi-annually on June 1 and December 1 of each year, beginning on December 1, 2016. These Notes were issued at par and were recorded at their fair value of $850 million and $900 million, respectively, on the accompanying Consolidated Balance Sheet. NXP used the net proceeds from the offering of the Notes and cash on hand to repay $1,250 million aggregate principal amount of its existing Secured Term Loan B due 2020 and $500 million aggregate principal amount of its outstanding Senior Secured Notes due 2021.

2016 Senior Unsecured Notes

On February 23, April 27 and August 1, 2016, NXP B.V., together with NXP Funding LLC, issued redemption notices for an aggregate principal amount of $200 million, $100 million and $200 million, respectively, of its outstanding 3.5% Senior Unsecured Notes due 2016. The funds from this redemption came from available surplus cash.

2015 Financing Activities

RCF Agreement

On December 7, 2015, NXP B.V. and NXP Funding LLC, entered into a $600 million revolving credit facility agreement (the “RCF Agreement”). There are currently no borrowings under this facility.

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

Term Loan B

On December 7, 2015, NXP B.V. and NXP Funding LLC, in connection with the Merger entered into a $2,700 million secured term credit agreement (the “Secured Term Credit Agreement”). The term loan under the Secured Term Credit Agreement was issued at 99.25% of par and was recorded at a fair value of $2,680 million on the accompanying Consolidated Balance Sheet.

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

2014 Financing Activities

2017 Term Loan

On February 18, 2014, our subsidiary, NXP B.V. together with NXP Funding LLC entered into a new $400 million aggregate principal amount Senior Secured Term Loan Facility due March 4, 2017 (the “2017 Term Loan”). Concurrently, NXP repaid the $486 million principal amount Senior Secured Term Loan Facility due March 4, 2017. A $100 million draw-down under our existing Revolving Credit Facility and $5 million of cash on hand were used to settle the combined transactions, as well as pay the related call premium of $5 million and accrued interest of $4 million.

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

In connection with the pricing of the 2019 Cash Convertible Senior Notes, NXP entered into separate privately negotiated cash convertible note hedge and warrant transactions with counterparties that include the initial purchasers of the 2019 Cash Convertible Senior Notes or their respective affiliates (the “hedge counterparties”). The cash convertible note hedge transactions will be cash settled upon exercise and are expected generally to offset any cash payments NXP is required to make in excess of the principal amount of the 2019 Cash Convertible Senior Notes upon conversion. The warrant transactions will be net share settled upon exercise and could therefore have a dilutive effect with respect to NXP’s common stock to the extent that the market price per share of NXP’s common stock exceeds the strike price of the warrants. The strike price of the warrant transactions will initially be $133.32 per share, which represents a premium of 75% over the last reported sale price of NXP’s common stock on November 24, 2014, and is subject to certain adjustments under the terms of the warrant transactions.

Debt Position

Short-term Debt

As of December 31, 2016, our short-term debt amounted to $421 million.

As of December 31, 2015, our short-term debt of $556 million included other short-term bank borrowings of $6 million, related to a local bank loan in China.

Long-term Debt

As of December 31, 2016, we had outstanding debt of:

($ in millions)	December 31, 2015	Accrual/release Original Issuance/Debt Discount and Debt Issuance Cost	Debt Exchanges/ Repurchases/New Borrowings	Other(17)	December 31, 2016
U.S. dollar-denominated secured term credit agreement due March 2017 (1)	386	2	—	(388)	—
U.S. dollar-denominated secured term credit agreement due January 2020 (2)	382	1	—	(4)	379
U.S. dollar-denominated secured term credit agreement due December 2020 (3)	2,632	23	(1,264)	14	1,405
U.S. dollar-denominated 3.75% senior unsecured notes due June 2018 (4)	746	2	—	—	748
U.S. dollar-denominated 4.125% senior unsecured notes due June 2020 (5)	594	1	—	—	595
U.S. dollar-denominated 5.75% senior unsecured notes due February 2021 (6)	496	1	—	—	497
U.S. dollar-denominated 5.00% senior secured notes due May 2021 (7)	519	—	(500)	(19)	—
U.S. dollar-denominated 6.00% senior secured notes due January 2022 (8)	1,022	—	(960)	(62)	—
U.S. dollar-denominated 4.125% senior unsecured notes due June 2021 (9)	—	(1)	1,350	—	1,349
U.S. dollar-denominated 4.625% senior unsecured notes due June 2022 (10)	396	1	—	—	397
U.S. dollar-denominated 4.625% senior unsecured notes due June 2023 (11)	—	(7)	900	—	893
U.S. dollar-denominated 3.875% senior unsecured notes due June 2023 (12)	—	(7)	1,000	—	993
U.S. dollar-denominated 5.75% senior unsecured notes due March 2023 (13)	496	—	—	—	496
U.S. dollar-denominated 1.00% cash convertible senior notes due December 2019 (14)	972	42	—	—	1,014

	8,641	58	526	(459)	8,766
RCF Agreement (15)	—				—
Other long-term debt (16)	15	—	—	(15)	—

Total long-term debt	8,656	58	526	(474)	8,766

(1)	On February 18, 2014, we entered into the 2017 Term Loan for an aggregate principal amount of $400 million at a rate of interest of LIBOR plus 2.00% with a floor of 0.75%.
(2)	On November 27, 2013, we entered into the 2020 Term Loan for an aggregate principal amount of $400 million at a rate of interest of LIBOR plus 2.50% with a floor of 0.75%.
(3)	On September 22, 2016, we entered into a new Term Loan F for an aggregate principal amount of $1,440 million at a rate of interest of LIBOR plus 2.50% with a floor of 0.00%.
(4)	On May 20, 2013, we issued $750 million aggregate principal amount of 3.75% Senior Unsecured Notes due 2018.
(5)	On June 9, 2015, we issued $600 million aggregate principal amount of 4.125% Senior Unsecured Notes due 2020.
(6)	On February 14, 2013, we issued $500 million aggregate principal amount of 5.75% Senior Unsecured Notes due 2021.
(7)	On December 7, 2015, we entered into the A&R Indenture governing the 2021 Freescale Notes, Freescale’s 5.00% Senior Secured Notes due 2021. The notes were fully redeemed in 2016.
(8)	On December 7, 2015, we entered into the A&R Indenture governing the 2022 Freescale Notes, Freescale’s 6.00% Senior Secured Notes due 2022. The notes were fully redeemed in 2016.
(9)	On May 23, 2016, and August 1, 2016, we issued $850 million and $500 million, respectively, aggregate principal amount of 4.125% Senior Unsecured Notes due 2021.
(10)	On June 9, 2015, we issued $400 million aggregate principal amount of 4.625% Senior Unsecured Notes due 2022.
(11)	On May 23, 2016, we issued $900 million aggregate principal amount of 4.625% Senior Unsecured Notes due 2023.
(12)	On August 11, 2016, we issued $1,000 million aggregate principal amount of 3.875% Senior Unsecured Notes due 2022.
(13)	On March 15, 2013, we issued $500 million aggregate principal amount of 5.75% Senior Unsecured Notes due 2023.
(14)	On November 24, 2014, we issued $1,150 million aggregate principal amount of 1.00% Cash Convertible Senior Notes due 2019.
(15)	On December 7, 2015, we entered into a $600 million Revolving Credit Facility agreement due 2020.
(16)	Other long-term debt consists primarily of capital lease obligations.
(17)	Other mainly relates to the reclassification of the current portion of long-term debt and the purchase price accounting step-up of the Freescale Notes.

We may from time to time continue to seek to retire or purchase our outstanding debt through cash purchases and/or exchanges, in open market purchases, privately negotiated transactions or otherwise. See the discussion in the “Liquidity and Capital Resources” section in Part I, Item 5A. Operating Results and Part II, Item 10C. Material Contracts.

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

Upon conversion, in lieu of receiving any shares of our common stock, a holder will receive, per $1,000 principal amount of 2019 Cash Convertible Senior Notes being converted, an amount in cash equal to the settlement amount, determined as described in the Convertible Notes Indenture. The conversion rate will initially be 9.7236 shares of our common stock per $1,000 principal amount (equivalent to an initial conversion price of $102.84 per share). The conversion rate for the 2019 Cash Convertible Senior Notes is subject to customary anti-dilution adjustments and will also be adjusted for any fundamental change or tax redemption, each as described in the Convertible Notes Indenture.

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

In these transactions, we paid $208 million for call options relating to, subject to customary anti-dilution adjustments, 11.18 million shares of NXP’s common stock (which is equal to the number of shares that initially underlie the 2019 Cash Convertible Senior Notes), with a strike price of $102.84 per share. The Option Counterparties or their respective affiliates may enter into, or unwind, various over-the-counter derivatives and/or purchase or sell our common stock in open market and/or privately negotiated transactions prior to maturity of the 2019 Cash Convertible Senior Notes, including during any observation period for the settlement of conversions of the 2019 Cash Convertible Senior Notes, or upon any repurchase of the 2019 Cash Convertible Senior Notes by us, which could adversely impact the price of our common stock and of the 2019 Cash Convertible Senior Notes.

Separately, we sold warrants to the Option Counterparties for $134 million giving them the right to purchase from us, subject to customary anti-dilution adjustments, 11.18 million shares of NXP’s common stock, with a strike price of $133.32 per share. The warrants will have a dilutive effect with respect to our common stock to the extent that the market price per share of our common stock exceeds the strike price of the warrants on or prior to the expiration date of the warrants.

C. Research and Development, Patents and Licenses, etc.

Research and Development

We believe that our future success depends on our ability to both improve our existing products and to develop new products for both existing and new markets. We direct our research and development efforts largely to the development of new High Performance Mixed Signal semiconductor solutions where we see significant opportunities for growth. We target applications that require stringent overall system and subsystem performance. As new and challenging applications proliferate, we believe that many of these applications will benefit from our solutions. We have assembled a global team of highly skilled semiconductor and embedded software design engineers with expertise in RF, analog, power management, interface, security and digital processing. As of December 31, 2016, we had 8,520 employees in research and development, of which 8,151 support our High Performance Mixed Signal businesses and 369 support our Standard Products businesses. Our research and development expenses were $1,560 million in 2016 (of which 95% related to our High Performance Mixed Signal businesses) and $890 million in 2015.

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

Intellectual Property

The creation and use of intellectual property is a key aspect of our strategy to differentiate ourselves in the marketplace. We seek to protect our proprietary technologies by obtaining patents, trademarks, domain names, retaining trade secrets and defending, enforcing and utilizing our intellectual property rights, where appropriate. We believe this strategy allows us to preserve the advantages of our products and technologies, and helps us to improve the return on our investment in research and development. We have a broad portfolio of 9,000 patent families (each patent family including all patents and patent applications originating from the same invention). To protect certain confidential technical information and software, we rely on copyright and trade secret law and enter into confidentiality agreements as applicable. In situations where we believe that a third party has infringed on our intellectual property, we enforce our rights through all available legal means to the extent that we determine the benefits of such actions to outweigh any costs and risks involved.

We own a number of trademarks that are used in the conduct of our business. Where we consider it desirable, we develop names for our new products and secure trademark protection. Our trademarks allow us to further distinguish our company and our products and are important in our relationships with customers, suppliers, partners and end-users.

While our patents, trademarks, trade secrets and other intellectual property rights constitute valuable assets, we do not view any individual right or asset as being material to our operations as a whole. We believe it is the combination of our patents and other intellectual property rights and assets that creates an advantage for our business.

In addition to obtaining our own patents and other intellectual property rights, we have entered into licensing agreements and other arrangements authorizing us to use intellectual property rights, confidential technical information, software and related technology owned by third parties. We also engage, in certain instances, in licensing and selling of certain of our own patents and technology.

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

We believe that we are strategically positioned to capture rapid growth in emerging markets through our strong position in Asia Pacific (excluding Japan), which represented 62% of our revenue in 2016, compared to 69% of our revenue in 2015. In particular, Greater China represented 42% of our revenue in 2016, compared to 53% of our revenue in 2015.

E. Off-balance Sheet Arrangements

As of December 31, 2016, we had no material off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Presented below is a summary of our contractual obligations as of December 31, 2016.

($ in millions)	Total	2017	2018	2019	2020	2021	2022 and thereafter
Long-term and short-term debt (1)	9,361	406	768	1,167	2,370	1,850	2,800
Capital lease obligations	15	15	—	—	—	—	—
Operating leases	113	33	23	17	12	5	23
Interest on the notes (2)	1,514	338	319	306	267	156	128
Long-term purchase contracts	550	397	43	48	14	14	34

Total contractual cash obligations (2)(3)(4)	11,553	1,189	1,153	1,538	2,663	2,025	2,985

(1)	The amounts noted herein represent contractual payments of principal only.
(2)	The cash interest on the notes was determined on the basis of LIBOR interest rates for floating rate instruments and on the basis of contractual agreed interest rates for other debt instruments.
(3)	As of December 31, 2016, we had reserves of $158 million recorded for uncertain tax positions, including interest and penalties. We are not including this amount in the long-term contractual obligations table presented because of the difficulty in making reasonably reliable estimates of the timing of cash settlements, if any, with the respective taxing authorities.
(4)	Certain of these obligations are denominated in currencies other than U.S. dollars, and have been translated from foreign currencies into U.S. dollars based on an aggregate average rate of $1.1065 per €1.00, in effect at December 31, 2016. As a result, the actual payments will vary based on any change in exchange rate.

Our debt instruments had accrued interest of $48 million as of December 31, 2016 (December 31, 2015: $46 million).

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

G. Safe Harbor

This Annual Report includes forward-looking statements. When used in this Annual Report, the words “anticipate”, “believe”, “estimate”, “forecast”, “expect”, “intend”, “plan” and “project” and similar expressions, as they relate to us, our management or third parties, identify forward-looking statements. Forward-looking statements include statements regarding our business strategy, financial condition, results of operations and market data, as well as any other statements that are not historical facts. These statements reflect beliefs of our management, as well as assumptions made by our management and information currently available to us. Although we believe that these beliefs and assumptions are reasonable, these statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf and include, in addition to those listed under Part I, Item 3D. Risk Factors and elsewhere in this Report, the following:

•	our ability to complete merger and acquisition-related activity and risks and uncertainties associated with the pending offer by Qualcomm River Holdings B.V., a wholly-owned subsidiary of QUALCOMM Incorporated, to purchase all of NXP’s outstanding common shares;

•	the diversion of management time on transaction-related issues;

•	the outcome of regulatory reviews of the transaction;

•	market demand and semiconductor industry conditions;

•	our ability to successfully introduce new technologies and products;

•	the demand for the goods into which our products are incorporated;

•	our ability to generate sufficient cash, raise sufficient capital or refinance our debt at or before maturity to meet both our debt service and research and development and capital investment requirements;

•	our ability to accurately estimate demand and match our production capacity accordingly;

•	our ability to obtain supplies from third-party producers;

•	our access to production from third-party outsourcing partners, and any events that might affect their business or our relationship with them;

•	our ability to secure adequate and timely supply of equipment and materials from suppliers;

•	our ability to avoid operational problems and product defects and, if such issues were to arise, to rectify them quickly;

•	our ability to form strategic partnerships and joint ventures and successfully cooperate with our alliance partners;

•	our ability to win competitive bid selection processes;

•	our ability to develop products for use in our customers’ equipment and products;

•	our ability to successfully hire and retain key management and senior product engineers; and

•	our ability to maintain good relationships with our suppliers.

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

A. Directors and Senior Management

The following description sets forth certain information about management and management-related matters. We have a one-tier board structure.

Board of Directors

Set forth below are the names, ages and positions as of December 31, 2016, of the persons who serve as members of our board of directors.

Name	Age	Position
Richard L. Clemmer	65	Executive director, president and chief executive officer
Sir Peter Bonfield	72	Non-executive director and chairman of the board
Johannes P. Huth	56	Non-executive director and vice-chairman of the board
Kenneth A. Goldman	67	Non-executive director
Dr. Marion Helmes	51	Non-executive director
Josef Kaeser	59	Non-executive director
Ian Loring	50	Non-executive director
Eric Meurice	60	Non-executive director
Peter Smitham	74	Non-executive director
Julie Southern	57	Non-executive director
Gregory Summe	60	Non-executive director
Rick Tsai	65	Non-executive director

•	Richard L. Clemmer (1951, American). Mr. Clemmer became executive director, president and chief executive officer on January 1, 2009. Prior to that, from December 2007, Mr. Clemmer was a member of the supervisory board of NXP B.V. and a senior advisor of Kohlberg Kravis Roberts & Co. Prior to joining NXP, he was the President and CEO of Agere Systems, served as Chairman of u-Nav Microelectronics Corporation, and was executive vice president and chief financial officer at Quantum Corporation. Prior to that, Mr. Clemmer worked for Texas Instruments Incorporated as senior vice president and semiconductor group chief financial officer. Mr. Clemmer also serves on the board of NCR Corporation.

•	Sir Peter Bonfield CBE FREng (1944, British). Sir Peter has been appointed as a non-executive director and as the chairman of our board of directors in August 2010. Prior to that, Sir Peter was the chairman of the supervisory board of NXP B.V. from September 29, 2006. Sir Peter served as chief executive officer and chairman of the executive committee for British Telecom plc from 1996 to 2002 and prior to that was chairman and chief executive officer of ICL plc (now Fujitsu Services Holdings Ltd.). Sir Peter also worked in the semiconductor industry during his tenure as a divisional director at Texas Instruments Incorporated, for whom he held a variety of senior management positions around the world. Sir Peter currently holds non-executive directorships at Taiwan Semiconductor Manufacturing Company Limited, Mentor Graphics Corporation and serves as Chairman of Global Logic Inc. Sir Peter is Chair of Council and Senior Pro-Chancellor at Loughborough University, Chairman of the Board, East West Institute UK and Board Director, East West Institute USA and Board Mentor at CMi in Belgium. He is also Advisor to Longreach LLP in Hong Kong, Alix Partners UK LLP in London and G3 Good Governance Ltd in London.

•	Johannes P. Huth (1960, German). Mr. Huth has been appointed as a non-executive director and vice-chairman of our board of directors in August 2010. Prior to that, Mr. Huth was a member and chairman of our supervisory board and a member and vice-chairman of NXP B.V.’s supervisory board from September 29, 2006. Mr. Huth joined Kohlberg Kravis Roberts & Co. LLP in May 1999 and is a Member of KKR and Head of KKR’s operations in Europe, the Middle East and Africa. He is also a member of the Firm’s Management Committee and several of the Firm’s Investment Committees. Prior to joining KKR, he was a member of the Management Committee of Investcorp and jointly responsible for Investcorp’s operations in Europe. From 1986 to 1991, he worked at Salomon Brothers, where he was a Vice President in the Mergers and Acquisitions departments in London and New York. Mr. Huth currently is also member of the Supervisory Board of GEG German Estate Group AG, member of the Board of SoftwareOne AG and member of the Board of Cognita Ltd. He is the Chairman of the Trustees of Impetus – Private Equity Foundation, a charitable organization set up by the Private Equity industry focused on providing support to charities involved with young people not in education, employment or training. He is Vice-Chair of the Board of Trustees of the Design Museum, trustee of the Staedel Museum in Frankfurt and trustee of The Education Endowment Foundation. He is a Visiting Fellow of Oxford University and a Fellow of the Royal Society of Arts. He earned a BSc with Highest Honors from the London School of Economics and an MBA from the University of Chicago. Mr. Huth is also a member of the Global Advisory Board of the Booth School of Business at the University of Chicago.

•	Kenneth A. Goldman (1949, American). Mr. Goldman has been appointed as a non-executive director of our board of directors effective August 6, 2010. Mr. Goldman is chief financial officer of Yahoo!, Inc responsible for Yahoo!’s global finance functions including financial planning and analysis, controllership, tax, treasury and investor relations since October 2012. Prior to that, Mr. Goldman served as senior vice president, finance and administration, and chief financial officer of Fortinet, Inc, a provider of unified threat management solutions, from September 2007 to September 2012. From November 2006 to August 2007, Mr. Goldman served as executive vice president and chief financial officer of Dexterra, Inc. From August 2000 until March 2006, Mr. Goldman served as senior vice president, finance and administration, and chief financial officer of Siebel Systems, Inc., and from December 1999 to December 2003, Mr. Goldman served on the Financial Accounting Standards Board’s primary advisory group. Mr. Goldman also serves on the board of directors of Yahoo! Japan, Trinet, GoPro, Inc. and several private companies. Mr. Goldman in 2015 was appointed to a three year term on the Standards Advisory Group which advises the PCAOB. Mr. Goldman was a member of board of trustees of Cornell University from 2005 to 2013 and was designated as Emeritus Trustee. He was formerly a member of the Treasury Advisory Committee on the Auditing Profession, a public committee that made recommendations in September 2008 to encourage a more sustainable auditing profession. Mr. Goldman holds a B.S. in Electrical Engineering from Cornell University and an M.B.A. from the Harvard Business School.

•	Dr. Marion Helmes (1965, German). Dr. Helmes has been appointed a non-executive director of our board of directors in October 2013. Dr. Helmes was the Speaker of the Management Board of Celesio AG until July 2014; in addition she was CFO of Celesio from January 2012 until July 2014. Prior to joining Celesio, she was member of the board of management and CFO of Q-Cells SE and from 1997 until 2010 she held various management roles at ThyssenKrupp, including CFO of ThyssenKrupp Stainless and CFO of ThyssenKrupp Elevator. Dr. Helmes is currently also non-executive director, Vice-Chairman, member of the Presiding Committee, member of the Compensation Committee and member of the Audit and Finance Committee of ProSiebenSat.1 Media SE. Dr. Helmes is currently also non-executive director, Member of the Nomination Committee and Chairman of the Audit Committee of Bilfinger SE and also non-executive director, Member of the Nomination Committee and the Audit Committee of British American Tobacco plc.

•	Josef Kaeser (1957, German). Mr. Kaeser has been appointed as a non-executive director of our board of directors effective September 1, 2010. Mr. Kaeser is the president and chief executive officer of Siemens AG since August 2013. Prior to this, from May 2006 to August 2013, he was executive vice president and chief financial officer of Siemens AG. From 2004 to 2006, Mr. Kaeser served as chief strategy officer for Siemens AG and as the chief financial officer for the mobile communications group from 2001 to 2004. Mr. Kaeser has additionally held various other positions within the Siemens group since he joined Siemens in 1980. Mr. Kaeser also serves on the managing board of Siemens AG and the board of directors of Siemens Ltd., India, Daimler AG and Allianz Deutschland AG.

•	Ian Loring (1966, American). Mr. Loring has been appointed a non-executive director of our board of directors in August 2010. Mr. Loring became a member of our supervisory board and the supervisory board of NXP B.V. on September 29, 2006 and is a managing director of Bain Capital Partners, LLC. Prior to joining Bain Capital Partners in 1996, Mr. Loring worked at Berkshire Partners and has previously also worked at Drexel Burnham Lambert. Mr. Loring played a leading role in Bain Capital’s media, technology and telecommunications investments such as Warner Music Group, ProSiebenSat.1 Media, Advertising Directory Solutions, iHeart Media (formerly Clear Channel Communication Inc.), and Blue Coat Systems, Inc. He serves as a director of The Weather Company, BMC Software, Inc., Viewpoint, Inc. and Vertafore, Inc.

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

•	Peter Smitham (1942, British). Mr. Smitham has been appointed as a non-executive director of our board of directors effective December 7, 2015, Mr. Smitham retired from his position as a partner of the private equity firm Permira on December 31, 2009, but until August 1, 2015, he was a member of Permira Advisers LLP, which he joined in 1985, the year the London office was founded. Mr. Smitham was the managing partner of the London office from 1994 until 1998 and led Permira’s European business from 1996 until 2000. He has worked on numerous transactions focusing on technology, including Memec Group Holdings Limited, The Roxboro Group, Solartron Group and Technology plc. Until its merger with NXP, Mr. Smitham was a director of Freescale; he joined the Freescale board in June 2007 and has been a member of the Compensation and Leadership Committee and the Nominating and Corporate Governance Committee of the Freescale board. He has a degree in Geography from Swansea University, Wales, and attended the Senior Executive Program at Stanford Business School.

•	Ms. Julie Southern (1959, British). Ms. Southern has been appointed a non-executive director of our board of directors in October 2013. She was with Virgin Atlantic Limited (UK) from 2000 to May 2013. From 2010 to 2013 Ms. Southern was chief commercial officer and from 2000 to 2010 she was chief financial officer of Virgin Atlantic. Prior to joining Virgin Atlantic, she was group finance director at Porsche Cars Great Britain and finance and operations director at W H Smith – H J Chapman & Co Ltd. Prior to that, she was chartered accountant at Price Waterhouse Coopers. Ms. Southern currently holds non-executive directorships at Rentokil-Initial Plc, Cineworld PLC and DFS PLC and is Chair of the respective Audit Committees. At the same time, Ms. Southern is a non-executive director and Chair of the Remuneration Committee for Stagecoach Group plc.

•	Gregory L. Summe (1956 American). Mr. Summe has been appointed as a non-executive director of our board of directors effective December 7, 2015, Mr. Summe is the Managing Partner of Glen Capital Partners, an investment fund, which he founded in 2013. Mr. Summe was the managing director and vice chairman of Global Buyout at The Carlyle Group, a leading global private equity firm, from September 2009 to May 2014. Prior to joining Carlyle, he was the chairman and chief executive officer of PerkinElmer, Inc., a designer, manufacturer and deliverer of advanced technology solutions addressing health and safety concerns, a company he led from 1998 to September 2009. He also served as a senior advisor to Goldman Sachs Capital Partners, from 2008 to 2009 and also was a director of Freescale from September 2010 until its merger with NXP in December 2015; Mr. Summe served as Chairman of the Freescale board since May 2014 and was also Chairman of the Compensation and Leadership Committee of the Freescale board. Prior to joining PerkinElmer, Mr. Summe was with AlliedSignal, now Honeywell International, an inventor and manufacturer of technologies addressing global macro trend challenges such as safety, security, and energy, serving as the president of General Aviation Avionics, president of the Aerospace Engines Group and president of the Automotive Products Group. Before joining AlliedSignal, he was the general manager of Commercial Motors at General Electric and was a partner with the consulting firm of McKinsey & Company, Inc. Mr. Summe holds B.S. and M.S. degrees in electrical engineering from the University of Kentucky and the University of Cincinnati, and an M.B.A. with distinction from the Wharton School at the University of Pennsylvania. He is in the Engineering Hall of Distinction at the University of Kentucky. Mr. Summe also serves on the boards of directors of LMI Aerospace, Inc. and the State Street Corporation. Mr. Summe previously served on the board of directors of Automatic Data Processing, Inc., Biomet Inc., Veyance Technologies, Inc., Export Trading Group Ltd, Euromax Holdings Inc. and TRW Corp.

•	Dr. Rick Tsai (1951, Taiwan/Republic of China). Dr. Tsai has been appointed as a non-executive director of our board of directors effective July 1, 2014. Dr. Tsai served as Chairman and Chief Executive Officer of Chunghwa Telecom Co., Ltd., Taiwan’s largest integrated telecom service provider, from January, 2014 to December 2016. Prior to joining Chunghwa Telecom, Dr. Tsai served as the Chairman and Chief Executive Officer of TSMC Solar and TSMC: Solid State Lighting from 2011 to 2014. From 2001 to 2011, he held the following successive positions in TSMC: President and Chief Operation Officer, President and Chief Executive Officer and President of New Business. Prior to joining TSMC, Dr. Tsai was based in the United States and worked for Hewlett-Packard for several years. Dr. Tsai received a B.S. degree in physics from the National Taiwan University, Taipei, Taiwan and a Ph.D. degree in material science and engineering from Cornell University, Ithaca N.Y. Dr. Tsai also serves as a member of the board of directors of Lam Research Corporation and member of the board and Audit Committee of USI Corporation.

Management Team

Set forth below are the names, ages as of December 31, 2016, and positions of the executive officers who together with our chief executive officer, Mr. Clemmer, constitute our management team.

Name	Age	Position
Richard L. Clemmer	65	Executive director, president and chief executive officer
Daniel Durn	50	Executive vice president and chief financial officer
Tareq Bustami	47	Senior Vice President and general manager Digital Networking business
Guido Dierick	57	Executive vice president and general counsel
Paul Hart	40	Senior Vice President and general manager Radio Frequency business
Peter Kelly	59	Executive vice president strategy, M&A and integration
Steve Owen	56	Executive vice president sales & marketing
David Reed	58	Executive vice president and general manager operations
Frans Scheper	54	Executive vice president and general manager Standard Products
Keith Shull	65	Executive vice president and chief human resources officer
Kurt Sievers	47	Executive vice president and general manager HPMS Automotive
Ruediger Stroh	54	Executive vice president and general manager HPMS Identification

•	Daniel Durn (1966, American). Mr. Durn is executive vice president and chief financial officer of NXP and member of the management team. He joined NXP in 2015, having served as CFO of Freescale up until the Merger. Prior to Freescale, he was CFO and executive vice president of finance and administration at Globalfoundries, the industry’s second largest semiconductor foundry, head of M&A and strategy at Advanced Technology Investment Company (ATIC) and also served as vice president in technology investment banking at Goldman, Sachs & Company and was a member of their merger leadership group.

•	Tareq Bustami (1969, American). Mr. Bustami is senior vice president and general manager of the Digital Networking business at NXP. He joined NXP in 2015, having served as general manager at Freescale up until the merger with NXP. He has more than 20 years of semiconductor experience focused on the networking industry. He rejoined Freescale in 2012 to lead product strategy, product definition and marketing operations for Digital Networking. Previously, he ran product marketing for LSI’s networking multicore family of processors. He began his career at Freescale where he led product marketing for the company’s PowerQUICC III family.

•	Guido Dierick (1959, Dutch). Mr. Dierick is executive vice president, general counsel, secretary of our board of directors and member of the management team. Since 2000 he has been responsible for legal and intellectual property matters at NXP. He previously was employed by Philips from 1982 and worked in various legal positions.

•	Paul Hart (1976, American). Mr. Hart is senior vice president and general manager of the Radio Frequency business. He joined NXP in 2015, having served as general manager at Freescale up until the merger with NXP. He has 15 years of experience in the high power RF field, focusing on technology development and customer enablement. He joined Motorola Semiconductor as an RF engineer in 2001 and transferred to Freescale in 2006.

•	Peter Kelly (1957, American). Mr. Kelly is executive vice president and a member of the management team, focusing on Strategy, M&A, and the integration with Freescale. He joined NXP in March, 2011 and previously served as NXP’s chief financial officer. Mr. Kelly has over 30 years of applicable experience in the global technology industry and has extensive financial expertise having worked in financial management positions in several other companies, including as CFO of UGI Corp. and Agere Systems Inc. Mr. Kelly also serves on the board of Plexus, Corp.

•	Steve Owen (1960, British). Mr. Owen is executive vice president, global sales & marketing and member of the management team. He has extensive experience in developing business internationally and served in various marketing and sales leadership positions at NXP and Philips since 1998.

•	David Reed (1958, American). Mr. Reed is executive vice president of Technology and Operations at NXP. He joined NXP in 2015, having served as general manager at Freescale until the merger with NXP. He has 30 years of extensive international experience with global execution of fabs, assembly/test, packaging, R&D, foundries and joint ventures for Analog, Automotive, Logic and Wireless customers. He joined Freescale Semiconductor in 2012 as Senior Vice President, Manufacturing Operations. Previously he was vice president and general manager at GLOBALFOUNDRIES. He began his career at Texas Instruments in 1984 where he held multiple overseas and leadership assignments.

•	Frans Scheper (1962, Dutch). Mr. Scheper has been executive vice president and general manager for the Standard Products business since November, 2009, and has been a member of the management team since January, 2010. He has previously served as general manager of the general applications (discretes) business line within the multimarket business and served in various positions at Philips since 2000.

•	Keith Shull (1951, American). Mr. Shull is executive vice president and chief human resources officer for NXP. He joined NXP in 2015 and has over 35 years of experience, having led global HR organizations in a range of industries worldwide, including Arrow Electronics, Visteon and Walter Energy.

•	Kurt Sievers (1969, German). Mr. Sievers is executive vice president, member of the management team and general manager of the Automotive business for NXP. He has previously managed our High Performance Mixed Signal businesses focused on the automotive application markets and the automotive safety and comfort business line and served in various positions at Philips since 1995.

•	Ruediger Stroh (1962, German). Mr. Stroh is executive vice president, member of the management team and general manager of the Security & Connectivity business for NXP. Before joining NXP in May, 2009, he led LSI Corporation’s Storage Peripherals business, overseeing silicon solutions for hard disk and solid state drives addressing consumer and enterprise markets. Previously, he headed Agere System Inc’s storage division and served as chief executive officer for a number of start-up companies. Mr. Stroh began his career at Siemens AG where he held multiple management positions before joining Infineon Technologies AG.

B. Compensation

In accordance with Dutch law, our stockholders have adopted a compensation policy for the board of directors. The remuneration of our non-executive directors is determined at the general meeting of shareholders and the remuneration of our executive directors is resolved upon by our board of directors, with due observance of our compensation policy. Our chief executive officer is our only executive director. The executive director does not participate in the discussions of our board of directors on his compensation, nor does the chief executive officer vote on such a matter. To the extent the stockholders at a future stockholder meeting do not adopt the proposal of the board, the board must prepare a new proposal. After adoption of a proposal, only subsequent amendments will require stockholder approval. Furthermore, any proposed share or option-based director compensation (including any performance conditions relating to such compensation) must be submitted by our board to the general meeting of stockholders for its approval, detailing the number of shares or options over shares that may be awarded to the directors and the criteria that apply to such award or any modification of such rights.

Compensation Policy and Objectives

The objective in establishing the compensation policies for our chief executive officer, the other members of our management team and other members of our leadership, is to provide a compensation package that is aligned with our strategic goals and that enables us to attract, motivate and retain highly qualified professionals who provide leadership for NXP’s success in dynamic and competitive markets. NXP seeks to accomplish this goal in a way that rewards performance and is aligned with its shareholders’ long-term interests. We believe that the best way to achieve this is by linking executive compensation to individual performance targets, on the one hand, and to NXP’s performance, on the other hand. Our executive compensation package therefore includes a significant variable part, consisting of an annual cash incentive, shares and stock options. Executive performance targets are determined annually, at the beginning of the year, and assessed after the year once the financial performance of the year is known by, respectively, our nominating and compensation committee, our executive director or the other members of our management team. The compensation package for our board of directors, including our chief executive officer, the other members of our management team and our NXP leadership is benchmarked on a regular basis against other companies in the high-tech and semiconductors industry.

Summary Compensation Table

The following table summarizes the total compensation paid to our chief executive officer and to each member of our board of directors, in each of the years presented. Any amounts that are paid to individuals in Euros are presented in U.S. dollars, where the average exchange rate for the year was used for conversion. In addition to this Form 20-F which is completed on the basis of U.S GAAP and the SEC requirements for Form 20-F, NXP Semiconductors N.V. has statutory filing requirements in the Netherlands. As a result, NXP is also required to submit to its shareholders on an annual basis audited financial statements completed on the basis of International Financial Reporting Standards (IFRS). The table below provides information under both bases of accounting to enable the reader of our financial statements to have the holistic view of all compensation related information for these individuals under applicable requirements for NXP. Specific IFRS related disclosures have been indicated as such (12).

Name and Principal Position	Year		Base Salary and/or Directors Fees	Annual Incentive	Performance and Restricted Share Units	Stock Options	Grant Date Fair Value of Share and Option Awards	Cost of Share and Option Awards (IFRS)	Other Compensation	Pension Costs	Pension Allowances	Total Compensation	Total Costs (IFRS)
			($)	($) 1)	(#) 2)	(#) 3)	($) 4)	($) 5)	($) 6)	($)	($) 7)	($) 4)	($) 5)
Richard L. Clemmer	2016	10)	1,263,580	546,815	139,266	30,751	14,500,097	12,749,940	1,033,574	18,100	572,394	17,934,560	16,184,403
Executive director, chief executive officer and president	2015	10)	1,273,330	1,530,511	71,918	165,877	10,500,021	13,184,688	1,117,837	13,927	577,052	15,012,678	17,697,345
	2014	10)	1,514,520	1,756,844	120,755	161,675	11,471,923	13,312,485	1,336,479	781,479	—	16,861,245	18,701,807
Sir Peter Bonfield	2016		398,788	—	2,019	—	200,043	224,478	—	—	—	598,831	623,266
Non-executive director and chairman of the board	2015		312,625	—	2,740	—	200,020	272,796	—	—	—	512,645	585,421
	2014		370,705	—	3,117	—	200,049	225,775	—	—	—	570,754	596,480
Johannes P. Huth	2016		94,500	—	2,019	—	200,043	224,478	—	—	—	294,543	318,978
Non-executive director and vice-chairman of the board	2015		91,000	—	2,740	—	200,020	272,796	—	—	—	291,020	363,796
	2014		91,000	—	3,117	—	200,049	225,775	—	—	—	291,049	316,775
Kenneth A. Goldman	2016		109,167	—	2,019	—	200,043	224,478	—	—	—	309,210	333,645
Non-executive director	2015		101,000	—	2,740	—	200,020	272,796	—	—	—	301,020	373,796
	2014		101,000	—	3,117	—	200,049	225,775	—	—	—	301,049	326,775
Dr. Marion Helmes	2016		96,250	—	2,019	—	200,043	224,478	—	—	—	296,293	320,728
Non-executive director	2015		91,000	—	2,740	—	200,020	246,763	—	—	—	291,020	337,763
	2014		91,000	—	3,117	—	200,049	144,145	—	—	—	291,049	235,145
Josef Kaeser	2016		96,250	—	2,019	—	200,043	224,478	—	—	—	296,293	320,728
Non-executive director	2015		91,000	—	2,740	—	200,020	272,796	—	—	—	291,020	363,796
	2014		91,000	—	3,117	—	200,049	225,775	—	—	—	291,049	316,775
Ian Loring	2016		85,000	—	2,019	—	200,043	224,478	—	—	—	285,043	309,478
Non-executive director	2015		85,000	—	2,740	—	200,020	272,796	—	—	—	285,020	357,796
	2014		85,000	—	3,117	—	200,049	225,775	—	—	—	285,049	310,775
Eric Meurice 9)	2016		105,416	—	2,019	—	200,043	203,373	—	—	—	305,459	308,789
Non-executive director	2015		99,000	—	2,740	—	200,020	196,817	—	—	—	299,020	295,817
	2014		69,914	—	3,117	—	200,049	35,503	—	—	—	269,963	105,417
Peter Smitham 8)	2016		94,500	—	2,019	—	200,043	35,624	—	—	—	294,543	130,124
Non-executive director	2015		—	—	—	—	—	—	—	—	—	—	—
	2014		—	—	—	—	—	—	—	—	—	—	—
Gregory L. Summe 8)	2016		96,250	—	2,019	—	200,043	35,624	—	—	—	296,293	131,874
Non-executive director	2015		—	—	1,947	—	167,929	56,535	—	—	—	167,929	56,535
	2014		—	—	—	—	—	—	—	—	—	—	—
Michel Plantevin 9)	2016		—	—	—	—	—	—	—	—	—	—	—
Non-executive director	2015		—	—	—	—	—	—	—	—	—	—	—
	2014	11)	36,438	—	—	—	—	(125,473)	—	—	—	36,438	(89,035)
Jean-Pierre Saad 9)	2016		—	—	—	—	—	—	—	—	—	—	—
Non-executive director	2015		—	—	—	—	—	—	—	—	—	—	—
	2014	11)	32,603	—	—	—	—	(20,383)	—	—	—	32,603	12,220
Julie Southern	2016		96,250	—	2,019	—	200,043	224,478	—	—	—	296,293	320,728
Non-executive director	2015		91,000	—	2,740	—	200,020	246,763	—	—	—	291,020	337,763
	2014		91,000	—	3,117	—	200,049	144,145	—	—	—	291,049	235,145
Rick Tsai 9)	2016		85,000	—	2,019	—	200,043	203,373	—	—	—	285,043	288,373
Non-executive director	2015		85,000	—	2,740	—	200,020	196,817	—	—	—	285,020	281,817
	2014		42,500	—	3,117	—	200,049	35,503	—	—	—	242,549	78,003

Total	2016		2,620,951	546,815			16,700,570	14,799,280	1,033,574	18,100	572,394	21,492,404	19,591,114
	2015		2,319,955	1,530,511			12,468,130	15,492,363	1,117,837	13,927	577,052	18,027,412	21,051,645
	2014		2,616,680	1,756,844			13,272,364	14,654,800	1,336,479	781,479	—	19,763,846	21,146,282

1)	The annual incentive amount is related to the performance in the year reported, which is then paid to the individual in the subsequent year. See Item 6.B “Compensation” for additional information regarding the incentive plan. The amounts reported are the amounts that have been accrued as annual incentive bonus for our chief executive officer for our performance in the respective years. The actual annual incentive amount for 2016 may differ and will be paid in 2017 based on achievement of the predetermined targets.
2)	Represents the number of Performance and Restricted share units granted to the individual in the year reported. See Item 6.B “Compensation” and Note 8 Share-based Compensation to the Consolidated Financial Statements in Item 18 “Financial Statements” for additional information regarding our long-term incentive plans.

3)	Represents the number of Stock Options granted to the individual in the year reported. See Item 6.B “Compensation” and Note 8 Share-based Compensation to the Consolidated Financial Statements in Item 18 “Financial Statements” for additional information regarding our long-term incentive plans.
4)	Amounts reflect the aggregate grant date fair value of Performance and Restricted share units and Stock Option awards granted in accordance with FASB ASC Topic 718. These amounts do not represent the actual amounts paid to or realized by the individuals in the year reported. See Note 8 Share-based Compensation to the Consolidated Financial Statements in Item 18, “Financial Statements” of this Form 20-F for the fiscal year ended December 31, 2016 for additional information.
5)	Amounts reflect the costs of Performance and Restricted share units and Stock Options in accordance with IFRS 2. These amounts do not represent the actual amounts paid to or realized by the individuals in the year reported, but represent amounts charged to the income of the year. Total costs (IFRS) includes this item, not the grant date fair value of the awards.
6)	Amounts primarily relate to additional arrangements for our CEO such as housing compensation and relocation allowances, medical insurance, accident insurance, school fee reimbursement and company car arrangements are broadly in line with those for the NXP executives globally.
7)	Due to legislative changes in the Netherlands, effective January 1, 2015 a new pension arrangement applies to our chief executive officer (as to other employees working under a Dutch employment contract). Refer to below explanation under the heading Pensions.
8)	Peter Smitham and Mr. Gregory L. Summe were appointed as non-executive directors of the Company effective December 7, 2015.
9)	Eric Meurice was appointed effective April 1, 2014 and Mr. Rick Tsai was appointed effective July 1, 2014. Mr. Michel Plantevin and Mr. Jean-Pierre Saad resigned as non-executive directors of the Company on May 20, 2014.
10)	In 2016, Mr. Clemmer received 13,105 performance share units that had financial performance conditions, no performance share units that had markets performance conditions and 126,161 restricted share units.

In 2015, Mr. Clemmer received 71,918 performance share units that had financial performance conditions, no performance share units that had markets performance conditions and no restricted share units

In 2014, Mr. Clemmer received 70,116 performance share units that had financial performance conditions, 50,639 performance share units that had markets performance conditions and no restricted share units

11)	As a result of the resignation by Mr. Michel Plantevin and Mr. Jean-Pierre Saad as noted in Note 9, 20,111 awards were forfeited resulting in a reversal of the related costs in accordance with IFRS 2.
12)	During 2016, NXP decided to expand its disclosures of compensation information, specifically in the areas of the cost for compensation charged to the income statement (IFRS), including Performance and Restricted Share Units and Stock Options, for our chief executive officer and the other members of our board of directors. In our previous filings, the required disclosures were not explicitly displayed as prescribed by IAS 24 paragraph 17 and section 383c Book 2 Title 9 of the Dutch Civil Code. Therefore, the expanded disclosure over the years 2014, 2015 and 2016 are presented in the above table. In connection with the disclosure requirements of IAS 24 paragraph 17, we consider the board of directors as our key management personnel.

Base Salary

We currently pay our chief executive officer an annual base salary of €1,142,000, the chairman of our board of directors an annual fixed fee of €275,000 and the other members of our board of directors an annual fixed fee of $85,000 gross. Since the annual meeting of shareholders of June 2, 2016, members of our Audit Committee receive an additional annual fixed fee of $15,000 (2014 through 2016: $6,000) gross and the chairman receives an additional annual fixed fee of $15,000 (2014 through 2016: $10,000); members of our Nominating & Compensation Committee receive an additional annual fixed fee of $12,000 (2014 through 2016: $6,000) gross and the chairman receives an additional annual fixed fee of $13,000 (2014 through 2016: $8,000). For the year ended December 31, 2016, the current and former members of our management team as a group (in total 12 members) received a total aggregate Base salary of €5,889,544, compared to a total aggregate Base salary of €7,303,951 (in total 19 members) in 2015 and €5,704,410 (in total 14 members) in 2014.

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

To support the performance culture, the Annual Incentive plan is based on EBIT at group level and business / support level, as well as market share targets. Any targets are set by the board of directors, at the proposal of its nominating & compensation committee. NXP market share is based on the “World Semiconductors Trade Statistics” (WSTS), an industry association in which NXP participates. WSTS collects the revenue (billings) of all major semiconductor companies and calculates the size of the total market (TAM) based on this input. We have set a target for market share growth and will measure our performance against this commonly recognized source of market share data. We calculate our market share by dividing our revenue by the total market size adjusted for sectors NXP is not active in (TAM focus) and incidental adjustments for material deviations.

Over the year 2016, our chief executive officer realized a target achievement of 57.7% and thus an amount of €494,201 has been accrued as an annual incentive bonus for our chief executive officer for our performance in 2016. Over the year 2015, our chief executive officer realized a target achievement of 161.5%, and thus an amount of €1,383,248 was accrued in 2015 (paid in 2016) as an annual incentive bonus for our performance in 2015 (over the year 2014, the target achievement was 154%, and thus an amount of €1,324,720 was accrued in 2014 (paid in 2015)). The total annual incentive bonus amount paid in 2016 to members of our management team, including our chief executive officer, is €2,443,300. In 2015, an amount of €5,518,340 has been paid to members of our management team, including our chief executive officer, and in 2014, an amount of €5,047,102 has been paid.

Share Based Compensation Plans

The purpose of our share based compensation plans, is to align the interests of directors and management with those of our stockholders by providing additional incentives to improve our medium and long term performance, by offering the participants an opportunity to share in the success of NXP.

In the period from 2007 until our initial public offering in August 2010, we granted stock options (“MEP Options”) to the members of our management team and to approximately 135 of our other executives under the Management Equity Stock Option Plan (“MEP”). The MEP Options became fully exercisable upon the Private Equity Consortium ceasing to hold 30% of our shares of common stock on September 18, 2013. Current employees owning MEP Options may exercise such MEP Options during the period of five years as of September 18, 2013, subject to these employees remaining employed by us and subject to the applicable laws and regulations. As of December 31, 2016, a total of 2,534,272 MEP Options were granted and outstanding to a group of 11 (current) NXP executives (which includes our chief executive officer and other members of the management team). These MEP Options can be exercised at exercise prices which vary from €2.00 to €40.00 per MEP Option.

Since 2010, we have maintained annual Long Term Incentive Plans, under which performance stock, restricted stock and stock options may be granted to the members of our board of directors, management team, our other executives, selected other key employees/talents of NXP and selected new hires. Under these Long Term Incentive Plans, equity incentives may be granted on, or the first NASDAQ trading day after NXP publishes its quarterly financials. In view of the merger with Freescale, a specific grant under the 2015 plan was made to Freescale employees who joined NXP on December 7, 2015. Performance stock units and restricted stock units vest over a period of one to four years, subject to relevant performance criteria relating to operating income being met in the case of performance stock units, and stock options vest over four years. Beginning with the 2014 LTIP plans, performance stock units granted to the members of our management team, including the CEO, vest over a period of four years, and restrictive stock units granted to the non-executive directors in our board vest over a period of one year. In view of the previously announced tender offer by Qualcomm to acquire all the issued and outstanding NXP shares, in October 2016, the board of directors, advised by its nominating & compensation committee, resolved to only grant restricted stock units under the 2016 Long term Incentive Plan.

The size of the annual equity pool available for Long Term Incentive Plan 2010 awards from November 2, 2010 up to the fourth quarter of 2011 was for an aggregate of up to 7,200,000 common shares in our share capital. On December 31, 2016, grants to 69 participants were outstanding, in total representing some 520,224 shares of common stock, consisting of 520,224 stock options.

The size of the annual equity pool available for Long Term Incentive Plan 2011 awards from November 1, 2011 up to the fourth quarter of 2012 was for an aggregate of up to 8.6 million (including 1.4 million which remained from the 2010 LTIP pool) common shares in our share capital. On December 31, 2016, grants to 222 participants were outstanding, in total representing 1,012,256 shares of common stock, consisting of 1,012,256 stock options.

The size of the annual equity pool available for Long Term Incentive Plan 2012 awards from October 25, 2012 up to the fourth quarter of 2013 was for an aggregate of up to 9.3 million (including 2.1 million which remained from the 2011 LTIP pool) common shares in our share capital. On December 31, 2016, grants to 441 participants were outstanding, in total representing 1,390,410 shares of common stock, consisting of 1,390,410 stock options.

The size of the annual equity pool available for Long Term Incentive Plan 2013 awards from October 24, 2013 up to the fourth quarter of 2014 is for an aggregate of up to 6.7 million (including 0.4 million which remained from the 2012 LTIP pool) common shares in our share capital. On December 31, 2016, grants to 159 participants were outstanding, in total representing 1,211,569 shares of common stock, consisting of 240,775 performance stock units, 40,860 restricted stock units and 929,934 stock options

The size of the annual equity pool available for Long Term Incentive Plan 2014 awards from October 23, 2014 up to the fourth quarter of 2015 is for an aggregate of up to 7.5 million (including 2.2 million which remained from the 2013 LTIP pool) common share in our share capital. On December 31, 2016 grants to 2,095 participants were outstanding, in total representing 1,568,915 shares of common stock, consisting of 234,575 performance stock units, 623,829 restricted stock units and 710,511 stock options.

The size of the annual equity pool available for Long Term Incentive Plan 2015 awards from October 29, 2015 up to the fourth quarter of 2016 is for an aggregate of up to 5.2 million (including 4.2 million which remained from the 2014 LTIP pool) common share in our share capital. On December 31, 2016 grants to 6,118 participants were outstanding, in total representing 2,943,761 shares of common stock, consisting of 258,547 performance stock units, 1,464,138 restricted stock units and 1,221,076 stock options.

In view of the Merger, NXP exchanged on December 7, 2015 the outstanding Freescale equity into 4,924,043 restricted stock units and 2,871,861 stock options. On December 31, 2016 grants to 3,685 participants were outstanding, in total representing 3,611,528 shares of common stock, consisting of 2,227,287 restricted stock units and 1,384,241 stock options.

The size of the annual equity pool available for Long Term Incentive Plan 2016 awards from October 27, 2016 up to the fourth quarter of 2017 is for an aggregate of up to 5.6 million (including 4.3 million which remained from the 2015 LTIP pool) common share in our share capital. On December 31, 2016 grants to 6,111 participants were outstanding, in total representing 2,564,765 shares of common stock, consisting of 2,564,765 restricted stock units. In light of the announced tender offer by Qualcomm on all the NXP shares, only restricted stock units were granted under the 2016 Long term Incentive Plan.

As of December 31, 2016, under the above equity plans, a total amount of 9,702,924 stock options, 733,897 performance stock units and 6,920,879 restricted stock units were outstanding, in total representing 17,357,700 shares of common stock.

Shares to be delivered under any equity program may be newly issued, for up to 10% of our share capital, or they may come out of treasury stock or be purchased from time to time upon the decision of our board of directors.

As of December 31, 2016, the following stock options, restricted stock units, performance stock units and shares of common stock were outstanding with members of our board of directors:

Richard L. Clemmer, CEO and president

As of December 31, 2016, our chief executive officer held 925,399 shares of common stock and had been granted the following (vested and unvested) stock options and (unvested) performance stock units, which were outstanding:

Series	Number of Stock Options	Exercise Price (in $)	Stock Options Vested	Number of Stock Options per vesting schedule
				10/29/17	10/29/18	10/29/19
2016/February	30,751	76.31	7,687	7,688	7,688	7,688

Series	Number of Stock Options	Exercise Price (in $)	Stock Options Vested	Number of Stock Options per vesting schedule
				10/29/17	10/29/18	10/29/19
2015/October	165,877	73.00	41,469	41,469	41,469	41,470

Series	Number of Stock Options	Exercise Price (in $)	Stock Options Vested	Number of Stock Options per vesting schedule
				10/23/17	10/23/18
2014/October	161,675	64.18	80,837	40,419	40,419

Series	Number of Stock Options	Exercise Price (in $)	Stock options Vested	Stock Options per vesting schedule
				10/24/17
2013/October	344,635	39.58	258,476	86,159

Series	Number of Stock Options (all vested)	Exercise Price (in $)
2012/October	410,000	23.49

Series	Number of Stock Options (all vested)	Exercise Price (in $)
2011/November	410,000	16.84

Series	Number of Stock Options (all vested)	Exercise Price (in $)
2010/November	360,252	13.27

Series	Number of Stock Options (all vested)	Exercise Price (in €)
2009/1	51,400	2.00
2009/2	1,400,000	15.00
2009/3	234,000	30.00
2009/4	374,252	40.00

Total	2,059,652

Series	Number of Restricted Stock Units	Number of Restricted Stock Units per vesting schedule
		10/27/17	10/27/18	10/27/19
2016/October	126,161	42,053	42,053	42,054

Series	Number of Performance Stock Units	Number of Performance Stock Units per vesting schedule
		10/29/17	10/29/18	10/29/19	10/29/20
2016/February	13,105	Maximum 6,552	Maximum 9,828	Maximum 13,105	Up to 13,105

Series	Number of Performance Stock Units	Number of Performance Stock Units per vesting schedule
		10/23/17	10/23/18	10/23/19	10/23/20
2015/October	71,918	Maximum 35,958	Maximum 53,938	Maximum 71,918	Up to 71,918

Series	Number of Performance Stock Units	Number of Performance Stock Units per vesting schedule
		10/23/17	10/23/18	10/23/19
2014/October	52,587	Maximum 35,038	Maximum 52,587	Up to 52,587

Series	Number of Performance Stock Units	Number of Performance Stock Units per vesting schedule
		11/1/17	11/1/18
2014/October	33,760	Maximum 16,880	Maximum 33,760

Other members of our board of directors

As of December 31, 2016, the other members of our board of directors held the following number of shares of common stock:

Sir Peter Bonfield: 32,611 from vested stock units

Mr. Goldman: 21,433 from vested stock units

Mr. Huth: 12,560 from vested stock units

Dr. Helmes: 9,914 from vested stock units

Mr. Kaeser: 33,915 from vested stock units

Mr. Loring: 40,912 from vested stock units

Ms. Southern: 6,940 from vested stock units

Mr. Meurice: 5,857 from vested stock units

Dr. Tsai: 5,857 from vested stock units

Mr. Summe: 4,381 from the exchange of Freescale stock units

To each of the non-executive members of our board of directors, the following restricted stock units had been granted and were outstanding as of December 31, 2016:

Series	Number of Restricted Stock Units	Number of Stock Units per vesting schedule
		10/27/17
2016/October	2,019	2,019

Pensions

It has been our long-standing practice that our chief executive officer and eligible members of the management team under a Dutch employment contract participate in the executives’ pension plan, which we established in the Netherlands and which consists of a combination of a career average and a defined-contribution plan. Due to legislative changes in the Netherlands, effective January 1, 2015 a new pension arrangement applies to our employees working under Dutch employment contracts, including our chief executive officer. Since January 1, 2015, pension plans which allow pension accrual based on a pensionable salary exceeding an amount of €100,000 (threshold is adapted by the fiscal authorities each year, 2016: €101,519) are, for fiscal purposes, considered to be non-qualifying schemes.

The following pension arrangement is in place for our chief executive officer, and members of the management team and other executives under Dutch contract with effect from January 1, 2015:

•	Pension Plan in the Netherlands, which is a Collective Defined Contribution plan with an age-dependent fixed contribution percentage up to a maximum pensionable salary of €100,000 (2016: €101,519). The Pension Plan has a target retirement age of 67 and a target accrual rate of 1.85%;

•	Introduction of a Benefit Allowance of 12.3% of the pensionable salary above €101,519 (2016) for all current and new employees

•	Compensation of remaining loss in pension accrual, compared to 2014, as an individual Retirement allowance

•	Individual compensation (Retirement allowance) will be protected for 5 years (up to end 2019) and then reduced to 75%, 50%, 25% in the following 3 years (2020-2021-2022). No individual compensation after year 8 (January 2023 onwards)

The total pension cost of the Company related to these revised pension arrangements (including the temporary Retirement Allowance for the remaining 7 years) is at a comparable level over a period of time to the pension cost under the former Executive Pension Plan.

The changed pension arrangements as per January 1, 2015 resulted for our chief executive officer into a decrease in pension, retirement or similar benefits from €589,262 ($781,479) in 2014 to €12,491 ($13,927) in 2015, and an increase in Pension Allowances from nil in 2014 to €517,535 ($577,052) in 2015. As said, a similar approach was followed for the other MT members in The Netherlands – as other lower ranked management members.

In 2016, we paid for our chief executive officer a total pension plan contribution of €16,358 ($18,100) in 2016 (€12,491 ($13,927) in 2015 and €589,262 ($781,479) in 2014) and an aggregated amount of €517,319 ($572,394) as Retirement Allowance and individual Allowance in 2016 (€517,535 ($577,052) in 2015).

Additional Arrangements

Our chief executive officer has a contract of employment until December 31, 2017, and most of the other members of our management team and our executives have a contract of employment for an indefinite term. The main elements of any new employment contract that we will enter into with a member of the board of directors will be made public no later than the date of the public notice convening the general meeting of stockholders at which the appointment of such member of the board of directors will be proposed. Non-executive directors of our board do not have a contract of employment.

In addition to the main conditions of employment, a number of additional arrangements apply to our chief executive officer and other members of the management team; these arrangements do not apply to the non-executive members of our board of directors. These additional arrangements, such as housing compensation and relocation allowances, medical insurance, accident insurance, school fee compensation and company car arrangements are broadly in line with those for the NXP executives globally. In the event of disablement, our chief executive officer and other members of the management team are entitled to benefits in line with those for other NXP executives. In the event of our chief executive officer’s death while in the service of NXP, any unvested equity awards (including any NXP stock options, performance stock units and restricted stock units) will vest. In line with regulatory requirements, the Company’s policy forbids personal loans, guarantees or similar arrangements to members of our board, and consequently no loans, guarantees or similar arrangements were granted to such members since 2010, nor were any such loans outstanding as of December 31, 2016. The contract of employment entered into with our chief executive officer as of January 1, 2009, provides that if our chief executive officer terminates his employment within six months of a change of control, then he will be entitled to two years’ base salary (gross) plus twice the amount of his target annual bonus (gross).

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

Powers, Composition and Function

The number of executive and non-executive directors is determined by the board of directors. The board of directors consists of one executive director and eleven non-executive directors. The executive director, Mr. Clemmer, has been appointed as our chief executive officer.

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

Board Committees

While retaining overall responsibility, our board of directors has assigned certain of its tasks to permanent committees. Members of the permanent committees will be appointed by the board of directors. The board of directors will also determine the tasks of each committee. Our board of directors has established an audit committee and a nominating and compensation committee, each of which will have the responsibilities and composition described below:

•	Audit Committee. Our audit committee consists of five independent non-executive directors, Messrs. Goldman, Kaeser, Summe, and Dr. Helmes and Ms. Southern; all five members are independent directors under the Dutch corporate governance rules and under the NASDAQ and SEC audit committee structure and membership requirements. Mr. Goldman, who is appointed as chairman of the audit committee, qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and as determined by our board of directors. Our audit committee assists the board of directors in supervising, monitoring and advising the board of directors on financial reporting, risk management, compliance with relevant legislation and regulations and our business code of conduct. It will oversee the preparation of our financial statements, our financial reporting process, our system of internal business controls and risk management, our internal and external audit process and our internal and external auditor’s qualifications, independence and performance. Our audit committee also reviews our annual and interim financial statements and other public disclosures, prior to publication. At least once per year, the non-executive directors who are part of the audit committee reports their findings to the plenary board of directors. Our audit committee also recommends to our stockholders the appointment of external auditors. The external auditor attends most meetings of the audit committee. The findings of the external auditor, the audit approach and the risk analysis are also discussed at these meetings.

•

Nominating and Compensation Committee. Our nominating and compensation committee consists of four non-executive directors, Sir Peter Bonfield and Messrs. Huth, Meurice and Smitham; all four members are independent directors under the Dutch corporate governance rules and under the NASDAQ and SEC compensation committee structure and membership requirements. Mr. Meurice is appointed as chairman of this committee. The nominating & compensation committee determines selection criteria and appointment procedures for members of our board of directors, periodically assesses the scope and composition of our board of directors and evaluates the performance of its individual members. It is responsible for recommending to the board of directors the compensation package for our executive directors, with due observance of the remuneration policy adopted by the general meeting of stockholders. It reviews employment contracts entered into with our executive directors, makes recommendations to our board of directors with respect to major employment-related policies and oversees compliance with our employment and compensation-related disclosure obligations under applicable laws.

Limitation of Liability and Indemnification Matters

Unless prohibited by law in a particular circumstance, our articles of association require us to reimburse the members of the board of directors and the former members of the board of directors for damages and various costs and expenses related to claims brought against them in connection with the exercise of their duties. However, there shall be no entitlement to reimbursement if and to the extent that (i) a Dutch court has established in a final and conclusive decision that the act or failure to act of the person concerned may be characterized as willful ( opzettelijk ), intentionally reckless ( bewust roekeloos ) or seriously culpable ( ernstig verwijtbaar ) conduct, unless Dutch law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness, or (ii) the costs or financial loss of the person concerned are covered by an insurance and the insurer has paid out the costs or financial loss. We may enter into indemnification agreements with the members of the board of directors and our officers to provide for further details on these matters. We have purchased directors’ and officers’ liability insurance for the members of the board of directors and certain other officers, substantially in line with that purchased by similarly situated companies.

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

D. Employees

As of December 31, 2016 we had 40,400 full-time equivalent employees. The following table indicates the % of full–time equivalent employees per geographic area:

	% as of December 31,
	2016	2015
Europe and Africa	18	20
Americas	15	16
Greater China	28	27
Asia Pacific	39	37

Total	100	100

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

A. Major Shareholders

The following table shows the amount and percentage of our common stock beneficially owned as of December 31, 2016, December 31, 2015 and December 31, 2014 by (i) each person who is or was known by us to own beneficially more than 5% of our common stock, (ii) each current member of our board of directors, and (iii) all members of the board and named executive officers as a group. A person is a “beneficial owner” of a security if that person has or shares voting or investment power over the security or if he has the right to acquire beneficial ownership within 60 days. Unless otherwise noted, these persons may be contacted at our executive offices and, unless otherwise noted, have to our knowledge sole voting and investment power over the shares listed.

	Common Stock Beneficially Owned as of December 31
	2016		2015		2014
	Number	%*	Number	%*	Number	%*
T. Rowe(1)	32,862,425	9.50	—	—	1,715,115	0.68
FMR LLC(2)	12,618,417	3.65	22,525,068	6.51	22,796,838	9.05
Blackstone Funds	—	—	33,275,028	9.62	—	—
Wellington Management Company, LLP	—	—	—	—	18,843,170	7.48
Richard L. Clemmer	4,553,772	1.32	4,188,683	1.21	3,410,762	1.36
Sir Peter Bonfield	32,611	0.01	30,487	0.01	25,312	0.01
Johannes P. Huth	12,560	0.004	8,135	0.002	98,351	0.04
Kenneth Goldman	21,433	0.006	33,526	0.01	28,351	0.011
Dr. Marion Helmes	9,914	0.003	6,487	0.002	1,685	0.001
Josef Kaeser	33,915	0.01	30,487	0.01	25,312	0.01
Ian Loring	40,912	0.01	36,486	0.01	28,351	0.011
Eric Meurice	5,857	0.002	3,117	0.001	—	—
Julie Southern	6,940	0.002	4,127	0.001	1,072	0.001
Rick Tsai	5,857	0.002	3,117	0.001	—	—
Peter Smitham	—	—	—	—	—	—
Gregory L. Summe	4,381	0.001	4,381	0.001	—	—
All directors as a group	4,728,152	1.37	4,349,033	1.26	3,619,196	1.44

*	Percentage computations are based on 346,002,862 shares of our common stock issued and outstanding as of December 31, 2016 and December 31, 2015 and 251,751,500 as of December 31, 2014.
(1)	Information about the number of common shares owned by T. Rowe Price Associates, Inc. (“T. Rowe”) on December 31, 2016, is based solely on a Schedule 13G filed by T. Rowe with the SEC on February 7, 2017, reporting share ownership as of December 31, 2016. T. Rowe’s address is 100 E. Pratt Street, Baltimore, Maryland 21202. T. Rowe beneficially owned an aggregate of 32,862,425 common shares, has sole power to vote 10,917,873 shares and the sole power to dispose of 32,847,258 shares of our common stock.
(2)	Information about the number of common shares owned by FMR LLC (“FMR”) on December 31, 2016, is based solely on a Schedule 13G filed by FMR LLC and Abigail P. Johnson with the SEC on February 14, 2017, reporting share ownership as of December 31, 2016. The address of FMR is 245 Summer Street, Boston, Massachusetts 02210. FMR, along with certain of its subsidiaries and affiliates, and other companies, beneficially owned an aggregate of 12,618,417 common shares, has sole power to vote 1,654,656 shares and the sole power to dispose of 12,618,417 shares of our common stock. Abigail P. Johnson is a Director, the Chairman, and the Chief Executive Officer of FMR. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR, representing 49% of the voting power of FMR. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR.

No shareholders held different voting rights.

As described elsewhere in this Annual Report, on October 27, 2016, Qualcomm River Holdings B.V., an indirect, wholly-owned subsidiary of QUALCOMM Incorporated, and NXP entered into a definitive agreement which will result, subject to the satisfaction or waiver of the conditions in the agreement, in a change in control of NXP.

B. Related Party Transactions

The transactions NXP has with related parties are not deemed to be material, individually or in the aggregate. See Part III, Item 18. Financial Statements, note 20 Related-party Transactions.

C. Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A. Consolidated Stateme nts and Other Financial Information

Consolidated Statements

See Part III, Item 18. Financial Statements.

Dividend Policy

We currently retain all of our earnings for use in the operation and expansion of our business, to repurchase or redeem capital stock, and in the repayment of our debt. We have never declared or paid any cash dividends on our common stock and may not pay any cash dividends in the foreseeable future. Whether or not dividends will be paid in the future will depend on, among other things, our results of operations, financial condition, level of indebtedness, cash requirements, covenants in our financings, contractual restrictions and other factors that our board of directors and our stockholders may deem relevant. If, in the future, our board of directors decides not to allocate profits to our reserves (making such profits available to be distributed as dividends), any decision to pay dividends on our common stock will be at the discretion of our stockholders. In addition, under the terms of the Purchase Agreement, we must obtain consent in advance from Buyer to declare, set aside or pay any dividend on our common stock.

B. Significant Changes

Not applicable.

Item 9.	The Offer and Listing

A. Offer and Listing Details

The following table shows the high and low closing sales prices of the common stock on the stock market of NASDAQ as reported in the Official Price List for the following periods:

Most recent six months
January 2017		December 2016		November 2016		October 2016		September 2016		August 2016
High	Low	High	Low	High	Low	High	Low	High	Low	High	Low
98.79	96.00	99.00	97.10	99.55	96.59	104.49	98.66	102.01	81.40	88.94	81.85

On February 10, 2017, the closing sales price of the common stock on the stock market of NASDAQ was $101.99.

	2016		2015		2014
	High	Low	High	Low	High	Low
1st quarter	84.44	64.00	108.03	72.38	59.91	42.94
2nd quarter	94.49	75.04	112.25	95.33	66.44	55.72
3rd quarter	102.01	76.05	99.28	79.26	73.01	60.50
4th quarter	104.49	96.59	97.95	73.00	77.85	53.90

	High	Low
2016	104.49	64.00
2015	112.25	72.38
2014	77.85	42.94
2013	45.95	25.29
2012	26.97	16.01

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

2016

On May 23, 2016, we entered into the Senior Indenture between NXP B.V. and NXP Funding LLC as Issuers, each of the guarantors party thereto and Deutsche Bank Trust Company Americas as Trustee in connection with the issuance of 4.125% and 4.625% Senior Unsecured Notes with aggregate principal amounts of $850 million, due June 1, 2021 and $900 million, due June 1, 2023. On August 1, 2016, NXP B.V., together with NXP Funding LLC, issued an additional aggregate principal amount of $500 million of 4.125% Senior Unsecured Notes due 2021 under this agreement.

On June 14, 2016, we entered into an agreement with Beijing JianGuang Asset Management Co., Ltd (“JAC Capital”) and Wise Road Capital LTD (“Wise Road Capital”) to divest our Standard Products business. On February 6, 2017 we divested SP, receiving $2.75 billion in cash proceeds.

On June 13, 2016, we entered into amendments to the Shareholder Agreements with certain former Freescale shareholders (the “Sponsors”) to amend the transfer restrictions for the Sponsors in relation to NXP shares received in the Merger.

On August 11, 2016, we entered into the Senior Indenture among NXP B.V. and NXP Funding LLC as Issuers, each of the guarantors party thereto and Deutsche Bank Trust Company Americas as Trustee in connection with the issuance of $1,000 million aggregate principal amount of 3.875% Senior Unsecured Notes due 2022.

On September 22, 2016, we entered in the 2016 New Term Loan Joinder Agreement by and among the Tranche F Lenders defined therein, NXP B.V. and NXP Funding LLC as Borrowers and Credit Suisse AG as Administrative Agent in connection with the entry into Term Loan F for an aggregate principal amount of $1,440 million

On October 27, 2016, NXP entered into a purchase agreement (the “Purchase Agreement”) with Qualcomm River Holdings B.V. (“Buyer”), a wholly-owned, indirect subsidiary of Qualcomm Incorporated. Pursuant to the Purchase Agreement, Buyer commenced a tender offer to acquire all of the issued and outstanding common shares of NXP for $110 per share in cash, for estimated total cash consideration of $38 billion. The tender offer is not subject to any financing condition. An Extraordinary General Meeting of NXP’s shareholders was convened on January 27, 2017, in connection with the offer where the shareholders of NXP approved all resolutions brought before them, with 95% of the votes cast in favor of each such resolution. In light of the foregoing, the tender offer is now conditioned on the tender of 80% of the outstanding shares of NXP, and Buyer, with NXP’s prior written consent (not to be unreasonably withheld, conditioned or delayed), may reduce the required threshold to a percentage not less than 70% of the outstanding shares. Pending the receipt of certain regulatory approvals, as well as satisfaction of other customary closing conditions, the proposed transaction is expected to close by the end of calendar 2017.

The Purchase Agreement contains certain termination rights for NXP and Buyer. If the Purchase Agreement is terminated under certain circumstances, including termination by NXP to enter into a superior proposal for an alternative acquisition transaction or a termination following a change of recommendation by the NXP Board, NXP will be obligated to pay to Buyer a termination compensation equal to $1.25 billion in cash. If the Purchase Agreement is terminated under certain circumstances, including circumstances relating to the failure to obtain antitrust approvals or failure to complete in all material respects certain internal reorganization steps and related dispositions with respect to NXP, Buyer will be obligated to pay to NXP a termination compensation equal to $2 billion in cash.

2015

On March 1, 2015, we entered into a Merger Agreement, by and among the Company, Freescale and Nimble Acquisition Limited (“Merger Sub”), a Bermuda exempted limited liability company and Sub, providing for the merger of Sub with and into Freescale (the “Merger”), with Freescale surviving the Merger as a wholly-owned, indirect subsidiary of the Company.

Concurrently with the execution and delivery of the Merger Agreement, Freescale Holdings L.P. (“Freescale LP”), the largest holder of Freescale Common Shares, the Company and certain limited partners of Freescale LP, entered into a support agreement (the “Support Agreement”) whereby Freescale LP committed, among other things, subject to the terms and conditions of the Support Agreement, to vote all of its Freescale Common Shares (representing 64% of the Freescale Common Shares outstanding as of the date of the Support Agreement) for the adoption of (and not to participate in any litigation challenging) the Merger Agreement.

On December 7, 2015, we entered into the Bermuda Merger Agreement, by and among the Company, Freescale and Merger Sub, consummating the Merger. As per the same date, we entered into Shareholders Agreements with the Sponsors, containing transfer restrictions for the Sponsors in relation to NXP shares received in the Merger and the requirement for NXP to use its best efforts to cause to be declared effective by the SEC a registration statement on Form F-1 or Form F-3 or such other available form covering the NXP ordinary shares requested to be included by certain of the Sponsors.

In connection with the Merger, we also entered into the following financing agreements:

•	2020 Senior Unsecured Notes and 2022 Senior Unsecured Notes: On June 2, 2015, NXP B.V. and NXP Funding LLC entered into an indenture in relation to $600 million aggregate principal amount of 2020 Senior Unsecured Notes and $400 million aggregate principal amount of 2022 Senior Unsecured Notes that they issued.

•

RCF Agreement: NXP B.V. and NXP Funding LLC, as Borrowers, the several lenders party thereto, the Collateral Agent, Morgan Stanley Senior Funding Inc., as RCF Administrative Agent, the joint lead arrangers, the joint bookrunners and the co-managers, each as detailed therein, entered on December 7, 2015 into a $600 million RCF Agreement. All present and future obligations of the Borrowers arising under and pursuant to the terms of the RCF Agreement are guaranteed pursuant to RCF

Guaranty Agreement by and among NXP B.V., NXP Funding LLC, NXP Semiconductors Netherlands B.V. and NXP Semiconductors Taiwan Ltd. (collectively, the “NXP Credit Guarantors”) and Freescale Semiconductor Holdings V, Inc. and Freescale Semiconductor Inc. (collectively, the “Freescale Credit Guarantors”) dated as of December 7, 2015;

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

Furthermore, if a stockholder:

(a)	is an entity which is resident for Dutch tax purposes in a member state of the European Union, Iceland, Norway or Liechtenstein or which is a qualifying stockholder resident elsewhere;

(b)	is not subject to a tax levied by reference to its profits in its country of residence; and

(c)	would not have been subject to Dutch corporate income tax had the stockholder been resident in the Netherlands for Dutch tax purposes;

such stockholder will be eligible for a full refund of Dutch dividend withholding tax on dividends distributed by us, unless such stockholder is comparable to an exempt investment institution (vrijgestelde beleggingsinstelling) or fiscal investment institution (fiscale beleggingsinstelling), as described respectively in article 6a and 28 of the Dutch corporate income tax act 1969 ( Wet op de vennootschapsbelasting 1969). For purposes of (a) above, a qualifying stockholder is an entity that (i) is resident for Dutch tax purposes in a jurisdiction which has an arrangement for the exchange of tax information with the Netherlands and (ii) holds its shares as a portfolio investment, i.e. such shares are not held with a view to the establishment or maintenance of lasting and direct economic links between the stockholder and the company and the shares do not allow the stockholder to participate effectively in the management or control of the company.

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

According to Dutch domestic anti-dividend stripping rules, no credit against Dutch (corporate) income tax, exemption from, reduction in or refund of, Dutch dividend withholding tax will be granted if the recipient of the dividend paid by us is not considered to be the beneficial owner ( uiteindelijk gerechtigde ) of such dividends as meant in these rules.

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

Passive Foreign Investment Company

Based on the composition of our income and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (a “PFIC”) for the 2016 taxable year, and we do not expect to become one in the future, although there can be no assurance in this regard. If, however, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

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

Interest Rate Risk

Effective February 10, 2017, we have repaid all outstanding Term Loans (see note 24, “Subsequent Events”, to the Consolidated Financial Statements included in Part III, Item 18 of this Report for additional information), substantially reducing our interest rate risk going forward. Our RCF Agreement has a $600 million borrowing capacity with floating rate interest, but there are currently no borrowings under this facility. At December 31, 2016, without taking into account the aforementioned repayment of the Term Loans, a hypothetical increase in LIBOR based interest rates of 100 basis points would have caused our interest expense on our floating rate debt to increase by $22 million on an annualized basis.

Additional information regarding our notes is provided in notes 2, Significant Accounting Policies, and 16, Debt, of our notes to the Consolidated Financial Statements included in Part III, Item 18 of this Report is incorporated herein by reference.

Foreign Currency Risks

We are also exposed to market risk from changes in foreign currency exchange rates, which could affect operating results as well as our financial position and cash flows. We monitor our exposures to these market risks and generally employ operating and financing activities to offset these exposures where appropriate. If we do not have operating or financing activities to sufficiently offset these exposures, from time to time, we may employ derivative financial instruments such as swaps, collars, forwards, options or other instruments to limit the volatility to earnings and cash flows generated by these exposures. Derivative financial instruments are only used for hedging purposes and not for trading or speculative purposes. Counterparties to our derivatives contracts are all major banking institutions. In the event of financial insolvency or distress of a counterparty to our derivative financial instruments, we may be unable to settle transactions if the counterparty does not provide us with sufficient collateral to secure its net settlement obligation to us, which could have a negative impact on our results. The Company measures all derivative financial instruments based on fair values derived from market prices of the instruments or from option pricing models, as appropriate and record these as assets or liabilities in the balance sheet. Changes in the fair values are recognized in the statement of operations immediately unless cash flow hedge accounting is applied. A summary of our foreign currency accounting policies is provided in note 2, Significant Accounting Policies, of our notes to the Consolidated Financial Statements included in Part III, Item 18 of this Report is incorporated herein by reference.

At December 31, 2016 our net liability related to foreign currency option and forward contracts designated as hedges of foreign currency risk on certain operating expenditure transactions was negligible. If our forecasted operating expenditures for currencies in which we hedge were to decline by 20% and foreign exchange rates were to change unfavorably by 20% in our hedged foreign currency, we would incur a negligible loss.

Financial assets and liabilities held by consolidated subsidiaries that are not denominated in the functional currency of those entities are subject to the effects of currency fluctuations and may affect reported earnings. As a global company, we face exposure to adverse movements in foreign currency exchange rates. We may hedge currency exposures associated with certain assets and liabilities denominated in nonfunctional currencies and certain anticipated nonfunctional currency transactions. As a result, we could experience unanticipated gains or losses on anticipated foreign currency cash flows, as well as economic loss with respect to the recoverability of investments.

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

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016 based on the criteria established in “Internal Control - Integrated Framework (2013)” by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment our management concluded that our internal control over financial reporting was effective as of December 31, 2016.

NXP acquired Freescale Semiconductor on December 7, 2015 and integration continues to be ongoing. For the year ended December 31, 2016 management incorporated the internal controls of the acquired entity into its evaluation of internal control over financial reporting, whereas for the year ended December 31, 2015 management’s assessment and conclusion on the effectiveness of internal control over financial reporting, excluded the entity. During 2016, other than the aforementioned, there have not been any changes in the Company’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

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

Attestation Report of the Independent Registered Public Accounting Firm

For the year ended December 31, 2016 an attestation report regarding internal control over financial reporting of the Company’s independent registered public accounting firm is required. The attestation is included in Part III, Item 18. Financial Statements.

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

The Company has instituted a comprehensive auditor independence policy that regulates the relation between the Company and its external auditors and is available on our website ( www.nxp.com/investor ). The policy includes rules for the pre-approval by the audit committee of all services to be provided by the external auditor. The policy also describes the prohibited services that may not be provided. Proposed services may be pre-approved at the beginning of the year by the audit committee (annual pre-approval) or may be pre-approved during the year by the audit committee in respect of a particular engagement (specific pre-approval). The annual pre-approval is based on a detailed, itemized list of services to be provided, designed to ensure that there is no management discretion in determining whether a service has been approved and to ensure the audit committee is informed of each service it is pre-approving. Unless pre-approval with respect to a specific service has been given at the beginning of the year, each proposed service requires specific pre-approval during the year. Any annually pre-approved services where the fee for the engagement is expected to exceed pre-approved cost levels or budgeted amounts will also require specific pre-approval. The term of any annual pre-approval is 12 months from the date of the pre-approval unless the audit committee states otherwise. During 2016, there were no services provided to the Company by the external auditors which were not pre-approved by the audit committee.

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

Our Consolidated Financial Statements included in this Report have been audited by KPMG Accountants N.V., an independent registered public accounting firm. These financial statements have been approved by the board of directors.

The aggregate fees billed for professional services rendered for the fiscal periods 2016 and 2015 were as follows:

Aggregate fees KPMG

($ in millions)	2016	2015
Audit fees	3.8	4.9
Other fees	0.1	0.1

	3.9	5.0

Audit fees consist of fees for the examination of both the consolidated and statutory financial statements and for 2015 include fees paid by Freescale to KPMG prior to the acquisition. Audit fees also include fees that only our independent registered accounting firm can reasonably provide such as comfort letters and review of documents filed with the SEC. Other fees consist of fees for professional services by our independent registered public accounting firm for permissible non-audit services.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table provides a summary of shares repurchased by the Company in 2016:

Period begin	Period end	Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
January 1	February 7	January	1,701,372	75.69	1,701,372	16,900,178
February 8	March 6	February	2,220,591	67.98	2,220,591	14,679,587
March 7	April 3	March	225,509	81.33	225,509	14,454,078
April 4	May 8	April	1,675,063	81.61	1,675,063	12,779,015
May 9	June 5	May	326,400	87.19	216,147	12,562,868
June 6	July 3	June	2,328,764	85.99	2,328,764	10,234,104
July 4	August 7	July	2,957,291	84.26	2,957,291	7,276,813
August 8	September 4	August	2,890,078	87.67	2,890,078	4,386,735
September 5	October 2	September	606,382	86.81	606,382	3,780,353
October 3	November 6	October	515,609	100.82	515,609	3,264,744
November 7	December 4	November	55,110	98.85	55,110	3,209,634
December 5	December 31	December	35,699	97.99	35,699	3,173,935

Total 2016			15,537,868	82.36	15,427,615

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

The Dutch corporate governance code provides that if a company indicates to what extent it applies the best practice provisions, such company will be deemed to have applied the Dutch corporate governance code.

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

Item 16H.	Mine Safety Disclosures

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See pages F-1 to F-[    ]

Item 19.	Exhibits

Exhibit Number	Description of Document

2.1#	Sale and Purchase Agreement, dated as of December 22, 2010, between NXP Semiconductors N.V., NXP B.V., the Dover Corporation, Knowles Electronics, LLC and EFF Acht Beteiligungsverwaltung GmbH (incorporated by reference to Exhibit 2.1 of the Form 20-F of NXP Semiconductors N.V. filed on March 13, 2012)

3.1	Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of Amendment No. 7 to the Registration Statement on Form F-1 of NXP Semiconductors N.V., filed on August 2, 2010 (File No. 333-166128))

3.2	Articles of Association of NXP Semiconductors N.V. (incorporated by reference to Exhibit 3.2 of Amendment No. 7 to the Registration Statement on Form F-1 of NXP Semiconductors N.V., filed on August 2, 2010 (File No. 333-166128))

4.1	Secured Term Credit Agreement dated March 4, 2011, as amended by (i) the Joinder and Amendment Agreement dated as of November 18, 2011, (ii) the New Term Loan Joinder Agreement dated as of February 16, 2012, (iii) the New Term Loan Joinder Agreement dated as of December 10, 2012, (iv) the 2013 New Term Loan Joinder Agreement dated as of November 27, 2013, and (v) the 2014 New Term Loan Joinder Agreement dated as of February 18, 2014, among NXP B.V. and NXP Funding LLC as borrowers, Barclays Bank PLC as Administrative Agent, Morgan Stanley Senior Funding, Inc. as Global Collateral Agent, Mizuho Corporate Bank, Ltd. as Taiwan Collateral Agent, and the lenders party thereto. (incorporated by reference to Exhibit 4.8 of the Form 20-F of NXP Semiconductors N.V. filed on March 13, 2012)

4.2	Secured Revolving Credit Agreement dated April 27, 2012, as amended by an Incremental Joinder Agreement dated as of October 29, 2012, among NXP Semiconductors N.V., NXP B.V. and NXP Funding LLC as borrower, Morgan Stanley Senior Funding, Inc. as Global Collateral Agent and Administrative Agent, Mizuho Corporate Bank, Ltd. as Taiwan Collateral Agent and the lenders party thereto. (incorporated by reference to Exhibit 4.10 of the Form 20-F of NXP Semiconductors N.V. filed on March 1, 2013)

4.3	Senior Unsecured Indenture dated as of February 14, 2013 among NXP B.V. and NXP Funding LLC as Issuers, each of the Guarantors named on the signature page thereto as borrower and Deutsche Bank Trust Company Americas as Trustee (incorporated by reference to Exhibit 4.13 of Form 20-F of NXP Semiconductors N.V. filed on March 13, 2012)

4.4	Senior Unsecured Indenture dated as of March 12, 2013 among NXP B.V. and NXP Funding LLC as Issuers, each of the Guarantors named on the signature pages thereto and Deutsche Bank Trust Company Americas as Trustee (incorporated by reference to Exhibit 4.7 of the Form-20F of NXP Semiconductors N.V. filed on February 28, 2014)

4.5	Senior Unsecured Indenture dated as of May 20, 2013 among NXP B.V. and NXP Funding LLC as Issuers, each of the Guarantors named on the signature pages thereto and Deutsche Bank Trust Company Americas as Trustee (incorporated by reference to Exhibit 4.8 of the Form-20F of NXP Semiconductors N.V. filed on February 28, 2014)

4.6	Senior Unsecured Indenture dated as of September 24, 2013 among NXP B.V. and NXP Funding LLC as Issuers, each of the Guarantors named on the signature page thereto and Deutsche Bank Trust Company Americas as Trustee (incorporated by reference to Exhibit 4.9 of the Form-20F of NXP Semiconductors N.V. filed on February 28, 2014)

4.7	Senior Unsecured Indenture dated as of November 24, 2014 among NXP Semiconductors N.V. as Issuer and Deutsche Bank Trust Company Americas as Trustee (incorporated by reference to Exhibit 4.7 of the Form 20-F of NXP Semiconductors N.V. filed on March 6, 2015)

4.8	Support Agreement, dated as of March 1, 2015, by and among NXP Semiconductors N.V., Freescale Holdings L.P. and certain limited partners of Freescale Holdings L.P. (incorporated by reference to Exhibit 2 of the Form 6-K of NXP Semiconductors N.V. filed on March 3, 2015)

4.9	Commitment Letter, dated as of March 1, 2015, by and among NXP B.V., Credit Suisse Securities (USA) LLC and Credit Suisse AG, Cayman Islands Branch (incorporated by reference to Exhibit 3 of the Form 6-K of NXP Semiconductors N.V. filed on March 3, 2015)

Exhibit Number	Description of Document

4.10	Senior Unsecured Indenture dated June 9, 2015 among NXP B.V. and NXP Funding LLC as Issuers, each of the Guarantors named on the signature pages thereto and Deutsche Bank Trust Company Americas as Trustee (incorporated by reference to Exhibit 4.10 of the Form 20-F of NXP Semiconductors N.V. filed on February 26, 2016)

4.11	Secured Term Credit Agreement dated as of December 7, 2015 among NXP B.V. and NXP Funding LLC as Borrowers, the several lenders from time to time parties thereto, Morgan Stanley Senior Funding, Inc. as Collateral Agent, Credit Suisse AG as Administrative Agent, Credit Suisse Securities (USA) LLC, Morgan Stanley Senior Funding, Inc., Barclays Bank PLC, Deutsche Bank Securities Inc. and Bank of America, N.A. as Joint Lead Arrangers and Joint Bookrunners, and Goldman Sachs Lending Partners LLC, Citigroup Global Markets Limited and Coöperative Centrale Raiffeisen-Boerenleenbank B.A. as Co-Managers (incorporated by reference to Exhibit 2 of the Form 6-K of NXP Semiconductors N.V. filed on December 7, 2015)

4.12	Term Loan Guaranty Agreement dated as of December 7, 2015 among the guarantors listed on the signature pages thereto, Credit Suisse AG as Administrative Agent and Morgan Stanley Senior Funding, Inc. as Collateral Agent (incorporated by reference to Exhibit 3 of the Form 6-K of NXP Semiconductors N.V. filed on December 7, 2015)

4.13	RCF Agreement dated as of December 7, 2015 among NXP B.V. and NXP Funding LLC as Borrowers, the several lenders from time to time parties thereto, Morgan Stanley Senior Funding, Inc. as Collateral Agent, Morgan Stanley Senior Funding, Inc., as Administrative Agent, Citibank, N.A. as Letter of Credit Issuer, Credit Suisse Securities (USA) LLC, Morgan Stanley Senior Funding, Inc., Barclays Bank PLC, Deutsche Bank Securities Inc. and Bank of America N.A. as Joint Lead Arrangers and Joint Bookrunners, and Goldman Sachs Lending Partners LLC, Citigroup Markets Limited and Coöperative Centrale Raiffeisen-Boerenleenbank B.A. as Co-Managers (incorporated by reference to Exhibit 4 of the Form 6-K of NXP Semiconductors N.V. filed on December 7, 2015)

4.14	RCF Guaranty Agreement dated as of December 7, 2015 among NXP B.V., NXP Funding LLC and each of the the subsidiary guarantors listed on the signature pages thereto, Morgan Stanley Senior Funding, Inc. as Collateral Agent and Morgan Stanley Senior Funding, Inc. as Administrative Agent (incorporated by reference to Exhibit 5 of the Form 6-K of NXP Semiconductors N.V. filed on December 7, 2015)

4.15	Secured Bridge Term Credit Agreement dated as of December 7, 2015 among NXP B.V. and NXP Funding LLC as Borrowers, the lenders from time to time parties thereto, Morgan Stanley Senior Funding, Inc. as Collateral Agent and Credit Suisse AG as Administrative Agent (incorporated by reference to Exhibit 6 of the Form 6-K of NXP Semiconductors N.V. filed on December 7, 2015)

4.16	Bridge Loan Guaranty Agreement dated as of December 7, 2015 among NXP B.V., NXP Funding LLC and each of the subsidiary guarantors listed on the signature pages thereto, Morgan Stanley Senior Funding, Inc. as Collateral Agent and Credit Suisse AG as Administrative Agent (incorporated by reference to Exhibit 7 of the Form 6-K of NXP Semiconductors N.V. filed on December 7, 2015)

4.17	Supplemental Guaranty dated as of December 7, 2015 to the guarantee dated as of March 4, 2011 among NXP B.V., each of the Guarantors listed on the signature pages thereto, Barclays Bank PLC as Administrative Agent, Morgan Stanley Senior Funding, Inc. as Global Collateral Agent and Mizuho Corporate Ban, Ltd. as Taiwan Collateral Agent (incorporated by reference to Exhibit 10.4 of the Form 8-K of Freescale Semiconductor, Ltd. filed on December 7, 2015)

4.18	Amended and Restated 2021 Freescale Indenture dated as of December 7, 2015 among Freescale Semiconductor, Inc., the Guarantors listed on the signature pages thereto and the Bank of New York Mellon Trust Company, N.A. as Trustee (incorporated by reference to Exhibit 8 of the Form 6-K of NXP Semiconductors N.V. filed on December 7, 2015)

4.19	Amended and Restated 2022 Freescale Indenture dated as of December 7, 2015 among Freescale Semiconductor, Inc., the Guarantors listed on the signature pages thereto and Wells Fargo Bank, National Association as Trustee (incorporated by reference to Exhibit 9 of the Form 6-K of NXP Semiconductors N.V. filed on December 7, 2015)

4.20	Senior Indenture dated as of May 23, 2016, between NXP B.V. and NXP Funding LLC as Issuers, each of the guarantors party thereto and Deutsche Bank Trust Company Americas as Trustee (incorporated by reference to Exhibit 2 of the Form 6-K of NXP Semiconductors N.V. filed on August 2, 2016)

4.21	Senior Indenture dated as of August 11, 2016, among NXP B.V. and NXP Funding LLC as Issuers, each of the guarantors party thereto and Deutsche Bank Trust Company Americas as Trustee

4.22	2016 New Term Loan Joinder Agreement dated as of September 22, 2016, by and among the Tranche F Lenders defined therein, NXP B.V. and NXP Funding LLC as Borrowers and Credit Suisse AG as Administrative Agent

10.1	Intellectual Property Transfer and License Agreement dated as of September 28, 2006 between Koninklijke Philips Electronics N.V. and NXP B.V. (incorporated by reference to Exhibit 10.1 of the Amendment No. 3 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 30, 2010 (File No. 333-166128))

10.2	Intellectual Property Transfer and License Agreement dated as of November 16, 2009 among NXP B.V., Virage Logic Corporation and VL C.V. (incorporated by reference to Exhibit 10.2 of the Amendment No. 3 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 30, 2010 (File No. 333-166128))

Exhibit Number	Description of Document

10.3	Shareholders’ agreement dated as of March 30, 1999, as amended among EBD Investments Pte. Ltd., Koninklijke Philips Electronics N.V. and Taiwan Semiconductor Manufacturing Company Ltd. (incorporated by reference to Exhibit 10.4 of the Amendment No. 3 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 30, 2010 (File No. 333-166128))

10.4	Lease Agreement dated as of December 23, 2004 between Jurong Town Corporation and Systems on Silicon Manufacturing Company Pte. Ltd. for the property at No. 70 Pasir Ris Drive 1, Singapore (incorporated by reference to Exhibit 10.8 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.5	Lease Agreement dated September 26, 2003 between Huangjiang Investment Development Company and NXP Semiconductors (Guangdong) Company Ltd. for the property at Tian Mei High Tech Industrial Park, Huang, Jiang Town, Dongguan City, China (incorporated by reference to Exhibit 10.9 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.6	Building Lease Contract dated as of May 12th, 2000 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.10 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.7	Agreement with regard to the Lease of Standard Plant Basements dated as of July 1, 2011 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 4.8 of the Form-20F of NXP Semiconductors N.V. filed on February 28, 2014)

10.8	Agreement with regard to the Lease of Additional Land dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.14 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.9	Agreement with regard to the Lease of a Dangerous Goods Warehouse dated as of November 27, 2009 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.15 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.10	Agreement with regard to the Lease of Land at Property Number AL012 dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.18 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.11	Agreement with regard to the Lease of Land at Property Number AL020 dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.19 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.12	Agreement with regard to the Lease of Land at Property Number AL020 dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.19 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.13	Agreement with regard to the Lease of Land at Property Number CL102 dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.21 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.14	Agreement with regard to the Lease of Land dated as of September 30, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.22 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.15	Agreement with regard to the Lease of Land at Property Number CL102 dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.21 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

Exhibit Number	Description of Document

10.16	Agreement with regard to the Lease of Land dated as of September 30, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.22 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.17	Management Equity Stock Option Plan Terms and Conditions dated August 2010 (incorporated by reference to Exhibit 10.19 of the Form-20F of NXP Semiconductors N.V. filed on March 13, 2012)

10.18	Management Equity Stock Option Plan Terms and Conditions dated January 2011 (incorporated by reference to Exhibit 10.20 of the Form-20F of NXP Semiconductors N.V. filed on March 13, 2012)

10.19	Long Term Incentive Plan 2010 Terms and Conditions with regard to the Stock Option Plan, the Performance Stock Unit Plan, Restricted Stock Unit Plan and Share Plan (incorporated by reference to Exhibit 10.21 of the Form-20F of NXP Semiconductors N.V. filed on March 13, 2012)

10.20	NXP Global Equity Incentive Program (incorporated by reference to Exhibit 10.26 of the Amendment No. 3 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 30, 2010 (File No. 333-166128))

10.21	Long Term Incentive Plan 2011 Terms and Conditions with regard to the Stock Option Plan, the Performance Stock Unit Plan, Restricted Stock Unit Plan and Share Plan (incorporated by reference to Exhibit 4.8 of the Form-20F of NXP Semiconductors N.V. filed on March 13, 2012)

10.22	Agreement and Plan of Merger, dated as of March 1, 2015, by and among NXP Semiconductors N.V., Freescale Semiconductor, Ltd. and Nimble Acquisition Limited (incorporated by reference to Exhibit 1 of the Form 6-K of NXP Semiconductors N.V. filed on March 3, 2015) Long Term Incentive Plan 2012/3 Terms and Conditions with regard to the Stock Option Plan, the Performance Stock Unit Plan, Restricted Stock Unit Plan and Share Plan (incorporated by reference to Exhibit 10.22 of the Form-20F of NXP Semiconductors N.V. filed on March 1, 2013). Long Term Incentive Plan 2013/4 Terms and Conditions with regard to the Stock Option Plan, the Performance Stock Unit Plan and Restricted Stock Unit Plan (incorporated by reference to Exhibit 10.22 of the Form-20F of NXP Semiconductors N.V. filed on February 28, 2014). Long Term Incentive Plan 2014/5 Terms and Conditions with regard to the Stock Option Plan, the Performance Stock Unit Plan, the Restricted Stock Unit Plan and the Keep Restricted Stock Unit Plan (incorporated by reference to Exhibit 10.22 of the Form-20F of NXP Semiconductors N.V. filed on February 28, 2014). Long Term Incentive Plan 2015/6 Terms and Conditions with regard to the Stock Option Plan, the Performance Stock Unit Plan and the Restricted Stock Unit Plan (incorporated by reference to Exhibit 10.22 of the Form 20-F of NXP Semiconductors N.V. filed on February 26, 2016). Long Term Incentive Plan 2016/7 Terms and Conditions with regard to the Restricted Stock Unit Plan

10.23	Employee Stock Purchase Plan Terms and Conditions (incorporated by reference to Exhibit 4.1 of the Form S-8 of NXP Semiconductors N.V. filed on August 8, 2013)

10.24	Agreement and Plan of Merger, dated as of March 1, 2015, by and among NXP Semiconductors N.V., Freescale Semiconductor, Ltd. and Nimble Acquisition Limited (incorporated by reference to Exhibit 1 of the Form 6-K of NXP Semiconductors N.V. filed on March 3, 2015)

10.25	Shareholders’ agreement dated as of December 7, 2015 among NXP Semiconductors N.V., P4 Sub L.P. 1, Permira IV L.P. 2, Permira Investments Limited and P4 Co-Investment L.P. (incorporated by reference to Exhibit 10.25 of the Form 20-F of NXP Semiconductors N.V. filed on February 26, 2016)

10.26	Shareholders’ agreement dated as of December 7, 2015 among NXP Semiconductors N.V., Carlyle Partners IV Cayman, L.P., CPIV Coinvestment Cayman, L.P., Carlyle Asia Partners II, L.P., CAP II Co-Investment, L.P., CEP II Participations S.a.r.l. SICAR, Carlyle Japan Partners, L.P. and CJP Co-Investment, L.P. (incorporated by reference to Exhibit 10.26 of the Form 20-F of NXP Semiconductors N.V. filed on February 26, 2016)

10.27	Shareholders’ agreement dated as of December 7, 2015 among NXP Semiconductors N.V., Blackstone Capital Partners (Cayman) V L.P., Blackstone Capital Partners (Cayman) V-A L.P., BCP (Cayman) V-S L.P., BCP V Co-Investors (Cayman) L.P., Blackstone Firestone Transaction Participation Partners (Cayman) L.P., Blackstone Firestone Principal Transaction Partners (Cayman) L.P., Blackstone Family Investment Partnership (Cayman) V L.P., Blackstone Family Investment Partnership (Cayman) V-SMD L.P. and Blackstone Participation Partnership (Cayman) V L.P. (incorporated by reference to Exhibit 10.27 of the Form 20-F of NXP Semiconductors N.V. filed on February 26, 2016)

10.28	Shareholders’ agreement dated as of December 7, 2015 among NXP Semiconductors N.V., TPG Partners IV — AIV, L.P., TPG Partners V — AIV, L.P., and TPG FOF V-B, L.P. (incorporated by reference to Exhibit 10.28 of the Form 20-F of NXP Semiconductors N.V. filed on February 26, 2016)

Exhibit Number	Description of Document

10.29	Amendment, dated as of June 13, 2016, to the Shareholders Agreement dated as of December 7, 2015 among the Company and Blackstone Capital Partners (Cayman) V L.P., Blackstone Capital Partners (Cayman) V-A L.P., BCP (Cayman) V-S L.P., BCP V Co-Investors (Cayman) L.P., Blackstone Firestone Transaction Participation Partners (Cayman) L.P., Blackstone Firestone Principal Transaction Partners (Cayman) L.P., Blackstone Family Investment Partnership (Cayman) V L.P., Blackstone Family Investment Partnership (Cayman) V-SMD L.P. and Blackstone Participation Partnership (Cayman) V L.P. (incorporated by reference to Exhibit 1 of the Form 6-K of NXP Semiconductors N.V. filed on June 14, 2016)

10.30	Amendment, dated as of June 13, 2016, to the Shareholders Agreement dated as of December 7, 2015 among the Company and Carlyle Partners IV Cayman, L.P., CPIV Coinvestment Cayman, L.P., Carlyle Asia Partners II, L.P., CAP II Co-Investment, L.P., CEP II Participations S.a.r.l. SICAR, Carlyle Japan Partners, L.P. and CJP Co-Investment, L.P. (incorporated by reference to Exhibit 2 of the Form 6-K of NXP Semiconductors N.V. filed on June 14, 2016)

10.31	Amendment, dated as of June 13, 2016 to the Shareholders Agreement dated as of December 7, 2015 among the Company and P4 Sub L.P. 1, Permira IV L.P. 2, Permira Investments Limited and P4 Co-Investment L.P. (incorporated by reference to Exhibit 3 of the Form 6-K of NXP Semiconductors N.V. filed on June 14, 2016)

10.32	Amendment, dated as of June 13, 2016 to the Shareholders Agreement dated as of December 7, 2015 among the Company and TPG Partners IV — AIV, L.P., TPG Partners V — AIV, L.P., TPG FOF V-A, L.P. and TPG FOF V-B, L.P. (incorporated by reference to Exhibit 4 of the Form 6-K of NXP Semiconductors N.V. filed on June 14, 2016)

10.33	Sale and Purchase Agreement, dated June 14, 2016, between NXP B.V., Beijing Jianguang Asset Management Co., Ltd. and Wise Road Capital LTD

10.34	Purchase Agreement, dated October 27, 2016, by and between Qualcomm River Holdings B.V. and NXP Semiconductors N.V. (incorporated by reference to Exhibit 2 of the Form 6-K of NXP Semiconductors N.V. filed on October 27, 2016)

12.1	Certification of R.L. Clemmer filed pursuant to 17 CFR 240. 13a-14(a)

12.2	Certification of D. Durn filed pursuant to 17 CFR 240. 13a-14(a)

13.1	Certification of R.L. Clemmer furnished pursuant to 17 CFR 240. 13a-14(b)

13.2	Certification of D. Durn furnished pursuant to 17 CFR 240. 13a-14(b)

21.1	List of Significant Subsidiaries of the Registrant

23	Consent of KPMG Accountants N.V.

#	Confidential treatment previously requested and granted

GLOSSARY

32 bit ARM microcontrollers	Microcontroller based on a 32-bit processor core developed and licensed by ARM Technologies.

AC-DC	Conversion of alternating current to direct current.

Analog	A form of transmission that is a continuous wave of an electrical signal that varies in frequency and/or amplitude in response to variations of physical phenomena such as human speech or music.

Back-end	The packaging, assembly and testing stages of the semiconductors manufacturing process, which takes place after electronic circuits are imprinted on silicon wafers in the front-end process.

BiCMOS	A process technology that combines bipolar and CMOS processes, typically by combining digital CMOS circuitry with higher voltage or higher speed bipolar circuitry.

Bipolar	A process technology used to create semiconductors for applications involving the use of higher power levels than are possible with a CMOS chip. Due to the geometry of a bipolar circuit, these devices are significantly larger than CMOS devices. The speed of the most advanced bipolar devices exceeds those attainable with CMOS, but only at very large electrical currents. As a result, the number of bipolar devices that can be integrated into a single product is limited.

Bluetooth low energy	Bluetooth low energy (BLE) is a wireless computer network technology that, in comparison with “classic” Bluetooth, requires considerably less power and provides a similar communication range. BLE has been included in the majority of smart phones for the past couple of years, with its initial application as the communication between the smart phone and other personal devices like fitness trackers and head-sets. Recently also other applications like communication with light bulbs are emerging.

CAN	Controller Area Network. A network technology used in automotive network architecture.

CATV	An abbreviation for cable television.

Car access and immobilizers	An automobile technology segment focused on keyless entry and car immobilization applications. An automobile immobilizer is an electronic device fitted to an automobile which prevents the engine from running unless the correct key (or other token) is present.

Chip	Semiconductor device.

CMOS	Complementary Metal Oxide Semiconductor. The most common integrated circuit fabrication technology in the semiconductor industry. The technology is used to make integrated circuits where small size and high speed are important. As a result of the very small feature sizes that can be attained through CMOS technology, however, the ability of these integrated circuits to cope with high electrical currents and voltages is limited.

Coolflux DSP	A low power digital signal processor designed for mobile audio applications.

Digital	A form of transmission where data is represented by a series of bits or discrete values such as 0 and 1.

Diode	A semiconductor that allows currents to flow in one direction only.

Discrete semiconductors	Unlike integrated circuits, which contain up to tens of millions of transistors, discrete semiconductors are single devices, usually with two terminals (diodes) or three terminals (transistors). These are either applied as peripheral components on printed circuit boards, or used for special purposes such as very high power applications.

DMOS	Diffused Metal on Silicon Oxide Semiconductor. A process technology used to manufacture integrated circuits that can operate at high voltage.

DSP	Digital signal processor. A specialized microprocessor optimized to process sequences of numbers or symbols which represent signals.

EMI filtering	Electromagnetic interference (or EMI, also called radio frequency interference or RFI when in high frequency or radio frequency) is disturbance that affects an electrical circuit due to either electromagnetic induction or electromagnetic radiation emitted from an external source.

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

e-passport	A passport with secure data source chip used in providing personalized information.

ESD	Electrostatic discharge. The sudden and momentary electric current that flows between two objects caused by direct contact or induced by an electrostatic field. This term is used in the context of electronics to describe momentary unwanted currents that may cause damage to electronic equipment.

Fab (or wafer fab)	A semiconductor fabrication facility in which front-end manufacturing processes take place.

Fabless semiconductor company	A semiconductor company that does not have any internal wafer fab manufacturing capacity but instead focuses on designing and marketing its products, while outsourcing manufacturing to an independent foundry.

FlexRay	A new communications protocol designed for the high data transmission rates required by advanced automotive control systems.

Foundry	A semiconductor manufacturer that manufactures chips for third parties.

Front-end	The wafer processing stage of the semiconductors manufacturing process in which electronic circuits are imprinted onto raw silicon wafers. This stage is followed by the packaging, assembly and testing stages, which together comprise the back-end process.

HDMI	High-Definition Multimedia Interface. A compact audio/video interface for transmitting uncompressed digital data

HDTMOS	High cell density TMOS (HDTMOS) is an advancement in power MOSFET technology that reduces power dissipation. This results in lower thermal generation and a reduction in the component’s total part count.

HPRF power amplifier	High power RF (HPRF) system mainly consists of RF power amplifiers and waveguide distribution system. RF power amplifiers produce RF energy and waveguides transmit this RF energy to the accelerator modules.

HSPA+	Evolved High-Speed Packet Access, or HSPA+, is a technical standard for wireless, broadband telecommunication with higher speeds for the end user that are comparable to the newer LTE networks.

I2 C	A multi-master serial single-ended computer bus that is used to attach low-speed peripherals to a motherboard, embedded system or mobile phone.

IC	Integrated Circuit. A miniaturized electronic circuit that has been manufactured in the surface of a thin substrate of semiconductor material.

ICN 6,8	NXP wafer fab facilities located in Nijmegen, Netherlands, processing 6” or 8” diameter wafers. As of end December 2014, only ICN 8 is still in use.

i.MX	i.MX applications processors are multicore ARM-based solutions for multimedia and display applications with scalability, high performance and low power capabilities.

In-process research and development	The value allocated to incomplete research and development projects in acquisitions treated as purchases.

IoT	The Internet of Things (IoT) is the network of physical objects—devices, vehicles, buildings and other items which are embedded with electronics, software, sensors and network connectivity, which enables these objects to collect and exchange data. The Internet of Things allows objects to be sensed and controlled remotely across existing network infrastructure, creating opportunities for more direct integration of the physical world into computer-based systems.

LDMOS	Laterally Diffused Metal Oxide Semiconductor. A transistor used in RF/microwave power amplifiers.

LED	Light Emitting Diode. A semiconductor device which converts electricity into light.

LIBOR	London Interbank Offered Rate. The benchmark rate at which interbank term deposits within the leadings banks in London would be charged if borrowing from other banks.

LIN	Local Interconnect Network. A network technology used in automotive network architecture.

LNA	Low-Noise Amplifier. An electronic amplifier used to amplify very weak signals.

LTE	Long Term Evolution (LTE) is a 4G wireless broadband technology standard for wireless communication of high-speed data for mobile phones and data terminals, increasing the capacity and speed using a different radio interface together with core network improvements.

Memory	Any device that can store data in machine readable format. Usually used synonymously with random access memory and read only memory.

Microcontroller	A microprocessor combined with memory and interface integrated on a single circuit and intended to operate as an embedded system.

Micron	A metric unit of linear measure which equals one millionth of a meter. A human hair is about 100 microns in diameter.

MIFARE	Trademarked name, owned by NXP, for the most widely used contactless smart card, or proximity card, technology, for payment in transportation systems.

Mixed-signal	The mixed-signal part of an application solution refers to the devices and sub-system solutions that translate real world analog signals and phenomena such as radio frequency communication and power signals, sound, light, temperature, pressure, acceleration, humidity and chemical characteristics into digital or power signals that can be fed into the central microprocessing or storage devices at the heart of an application system solution.

MOS	Metal Oxide Semiconductor. A metal insulator semiconductor structure in which the insulating layer is an oxide of the substrate material.

MOSFET	Metal Oxide Semiconductor Field Effect Transistor. A device used for amplifying or switching electronic signals.

Nanometer	A metric unit of linear measure which equals one billionth of a meter. There are 1,000 nanometers in 1 micron.

NFC	Near field communication. A technology which allows devices to establish a secure point-to-point wireless connection at very close ranges (within several centimeters), and which is being increasingly adopted in mobile devices and point-of-sale terminals or other devices.

ODM	Original Design Manufacturer. A company which manufactures a product which ultimately will be branded by another firm for sale.

OEM	Original Equipment Manufacturer. A manufacturer that designs and manufactures its products for the end consumer market.

Power MOS	A specific type of metal oxide semiconductor designed to handle large amounts of power.

Process technologies	The technologies used in front-end processes to convert raw silicon wafers into finished wafers containing hundreds or thousands of chips.

QorIQ	QorIQ processing platforms are complete system on chip (SoC) processors for networking applications across carrier, enterprise, military and industrial markets.

Rectifier	An electrical device that converts alternating current to direct current.

RF	Radio Frequency. A high frequency used in telecommunications. The term radio frequency refers to alternating current having characteristics such that, if the current is input to an antenna, an electromagnetic (EM) field is generated suitable for wireless broadcasting and/or communications.

Radio Frequency Identification	An RF chip used for identification.

Semiconductors	Generic term for devices such as transistors and integrated circuits that control the flow of electrical signals. The most common semiconductor material for use in integrated circuits is silicon.

Silicon	A type of semiconducting material used to make wafers. Silicon is widely used in the semiconductor industry as a base material.

SoC	A system on a chip or system on chip (SoC) is an integrated circuit (IC) that integrates all components of a computer or other electronic system into a single chip. It may contain digital, analog, mixed-signal, and often radio-frequency functions—all on a single chip substrate.

Solid State Lighting	A type of lighting that uses semiconductor light-emitting diodes (LEDs), organic light-emitting diodes (OLED), or polymer light-emitting diodes (PLED) as sources of illumination rather than electrical filaments, plasma or gas.

SPI	Serial Peripheral Interface Bus. A synchronous serial data link standard that operates in full duplex mode.

SS MOS	Small signal power discrete including a metal oxide semiconductor field effect transistor.

SS Transistor	A small signal transistor.

Substrate	The base material made from silicon on which an integrated circuit is printed.

TD-LTE	Time-division Long-Term Evolution (TD-LTE), is a 4G telecommunications technology and standard. It is one of two variants of the Long Term Evolution (LTE) technology standard.

TD-SCDMA	Time Division Synchronous Code Division Multiple Access (TD-SCDMA) is a 3G format of choice for the national standard of 3G mobile telecommunication in China.

Telematics	The science of sending, receiving and storing information via telecommunication devices.

UART	Universal Asynchronous Receiver/Transmitter. An integrated circuit used for serial communications over a computer or peripheral device serial port.

USB	Universal Serial Bus. A standard that provides a serial bus standard for connecting devices, usually to a computer.

Wafer	A disk made of a semiconducting material, such as silicon, usually either 100, 125, 150, 200 or 300 millimeters in diameter, used to form the substrate of a chip. A finished wafer may contain several thousand chips.

White goods	A term which refers to large household appliances such as refrigerators, stoves, dishwashers and other similar items.

Yield	The ratio of the number of usable products to the total number of manufactured products.

ZigBee	ZigBee is a technology of data transfer in wireless networks. It has low energy consumption and is designed for multi-channel control systems, alarm systems, and lighting control. It also has other various home and industry applications.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NXP Semiconductors N.V. (Registrant)

/s/ RICHARD L. CLEMMER	/s/ DANIEL DURN
Richard L. Clemmer	Daniel Durn
Chief Executive Officer (Principal Executive Officer)	Chief Financial Officer (Principal Financial and Accounting Officer)

Date: March 3, 2017

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

The following financial statements and related schedules, together with the report of independent registered public accounting firms thereon, are filed as part of this Annual Report:

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

NXP Semiconductors N.V.:

We have audited the accompanying consolidated balance sheets of NXP Semiconductors N.V. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2016. We also have audited NXP Semiconductors N.V.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). NXP Semiconductors N.V.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NXP Semiconductors N.V. and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles. Also in our opinion, NXP Semiconductors N.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ KPMG Accountants N.V.
Amstelveen, the Netherlands
March 3, 2017

NXP Semiconductors N.V.

Consolidated Statements of Operations

($ in millions, unless otherwise stated)	For the years ended December 31,
	2016	2015	2014
Revenue	9,498	6,101	5,647
Cost of revenue	(5,429)	(3,314)	(3,007)

Gross profit	4,069	2,787	2,640

Research and development	(1,560)	(890)	(763)
Selling, general and administrative	(1,141)	(922)	(686)
Amortization of acquisition-related intangible assets	(1,527)	(223)	(152)
Other income (expense)	9	1,263	10

Operating income (loss)	(150)	2,015	1,049

Financial income (expense):
Extinguishment of debt	(32)	—	(3)
Other financial income (expense)	(421)	(529)	(407)

Income (loss) before income taxes	(603)	1,486	639

Benefit (provision) for income taxes	851	104	(40)
Results relating to equity-accounted investees	11	9	8

Net income (loss)	259	1,599	607

Less: Net income (loss) attributable to non-controlling interests	59	73	68

Net income (loss) attributable to stockholders	200	1,526	539

Earnings per share data:
Net income (loss) per common share attributable to stockholders in $:
– Basic	0.59	6.36	2.27
– Diluted	0.58	6.10	2.17

Weighted average number of shares of common stock outstanding during the year (in thousands):
– Basic	338,477	239,764	237,954
– Diluted	347,607	250,116	248,609

See accompanying notes to the consolidated financial statements.

NXP Semiconductors N.V.

Consolidated Statements of Comprehensive Income

($ in millions, unless otherwise stated)	For the years ended December 31,
	2016	2015	2014
Net income (loss)	259	1,599	607

Other comprehensive income (loss), net of tax:
Change in net investment hedge	—	(190)	(214)
Change in fair value cash flow hedges *	—	—	2
Change in foreign currency translation adjustment	(124)	131	140
Change in net actuarial gain (loss)	(27)	31	(66)
Change in net unrealized gains (losses) available-for-sale securities	4	(1)	1

Total other comprehensive income (loss)	(147)	(29)	(137)

Total comprehensive income (loss)	112	1,570	470

Less: Comprehensive income (loss) attributable to non-controlling interests	59	73	68

Total comprehensive income (loss) attributable to stockholders	53	1,497	402

*	Reclassification adjustments included in Cost of revenue in the Consolidated Statements of Operations.

See accompanying notes to the consolidated financial statements.

NXP Semiconductors N.V.

Consolidated Balance Sheets

($ in millions, unless otherwise stated)	As of December 31,
	2016	2015
Assets
Current assets:
Cash and cash equivalents	1,894	1,614
Accounts receivables, net	1,033	1,047
Assets held for sale	1,104	15
Inventories, net	1,113	1,879
Other current assets	254	257

Total current assets	5,398	4,812

Non-current assets:
Other non-current assets	962	602
Property, plant and equipment, net	2,352	2,922
Identified intangible assets, net	7,343	8,790
Goodwill	8,843	9,228

Total non-current assets	19,500	21,542

Total assets	24,898	26,354

Liabilities and equity
Current liabilities:
Accounts payable	973	1,014
Liabilities held for sale	198	—
Restructuring liabilities - current	129	197
Accrued liabilities	712	781
Short-term debt	421	556

Total current liabilities	2,433	2,548

Non-current liabilities:
Long-term debt	8,766	8,656
Restructuring liabilities	22	43
Deferred tax liabilities	1,659	2,293
Other non-current liabilities	862	1,011

Total non-current liabilities	11,309	12,003

Equity:
Non-controlling interests	221	288
Stockholders’ equity:
Preferred stock, par value €0.20 per share:
Authorized: 645,754,500 (2015: 645,754,500 shares)
Issued: none
Common stock, par value €0.20 per share:
Authorized: 430,503,000 shares (2015: 430,503,000 shares)
Issued and fully paid: 346,002,862 shares (2015: 346,002,862 shares)	71	68
Capital in excess of par value	15,679	15,150
Treasury shares, at cost:
10,609,980 shares (2015: 3,998,982 shares)	(915)	(342)
Accumulated other comprehensive income (loss)	34	181
Accumulated deficit	(3,934)	(3,542)

Total Stockholders’ equity	10,935	11,515

Total equity	11,156	11,803

Total liabilities and equity	24,898	26,354

See accompanying notes to the consolidated financial statements.

NXP Semiconductors N.V.

Consolidated Statements of Cash Flows

($ in millions, unless otherwise stated)	For the years ended December 31,
	2016	2015	2014
Cash flows from operating activities:
Net income (loss)	259	1,599	607

Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	2,205	517	405
Share-based compensation	338	216	133
Excess tax benefits from share-based compensation plans	(5)	—	—
Change in fair value of warrant liability	—	31	2
Amortization of discount on debt	34	39	3
Amortization of debt issuance costs	16	11	13
Net (gain) loss on sale of assets	(11)	(1,263)	(10)
(Gain) loss on extinguishment of debt	32	—	3
Results relating to equity-accounted investees	(11)	(9)	(8)
Changes in deferred taxes	(925)	(168)	1
Changes in operating assets and liabilities:
(Increase) decrease in receivables and other current assets	(51)	(78)	(111)
(Increase) decrease in inventories	568	82	(42)
Increase (decrease) in accounts payable and accrued liabilities	(156)	127	222
Decrease (increase) in other non-current assets	5	30	13
Exchange differences	15	193	246
Other items	(10)	3	(9)

Net cash provided by (used for) operating activities	2,303	1,330	1,468

Cash flows from investing activities:
Purchase of identified intangible assets	(59)	(12)	(36)
Capital expenditures on property, plant and equipment	(389)	(341)	(329)
Proceeds from disposals of property, plant and equipment	1	7	4
Proceeds from disposals of assets held for sale	—	—	6
Purchase of interests in businesses, net of cash acquired	(202)	(1,692)	(8)
Proceeds from sale of interests in businesses, net of cash divested	20	1,605	1
Proceeds from return of equity investment	—	1	—
Other	2	2	(25)

Net cash provided by (used for) investing activities	(627)	(430)	(387)

Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	(6)	(2)	(17)
Amounts drawn under the revolving credit facility	200	—	800
Repayments under the revolving credit facility	(200)	—	(950)
Repurchase of long-term debt	(3,295)	(3,586)	(92)
Principal payments on long-term debt	(38)	(32)	(15)
Proceeds from the issuance of long-term debt	3,259	3,680	1,150
Cash paid for debt issuance costs	(26)	(32)	(16)
Proceeds from the sale of warrants	—	—	134
Cash paid for Notes hedge derivatives	—	—	(208)
Dividends paid to non-controlling interests	(126)	(51)	(50)
Cash proceeds from exercise of stock options	115	51	145
Purchase of treasury shares	(1,280)	(475)	(1,435)
Hold-back payments on prior acquisitions	—	(2)	—
Excess tax benefits from share-based compensation plans	5	—	—

Net cash provided by (used for) financing activities	(1,392)	(449)	(554)

Effect of changes in exchange rates on cash positions	(4)	(22)	(12)

Increase (decrease) in cash and cash equivalents	280	429	515
Cash and cash equivalents at beginning of period	1,614	1,185	670

Cash and cash equivalents at end of period	1,894	1,614	1,185

See accompanying notes to the consolidated financial statements.

NXP Semiconductors N.V.

Consolidated Statements of Cash Flows (Continued)

($ in millions, unless otherwise stated)	For the years ended December 31,
	2016	2015	2014
Supplemental disclosures to the consolidated cash flows

Net cash paid during the period for:
Interest	348	172	138
Income taxes	67	40	24

Net gain (loss) on sale of assets:
Cash proceeds from the sale of assets	21	1,612	11
Book value of these assets	(10)	(349)	(10)
Non-cash gains (losses)	—	—	9

	11	1,263	10
Non-cash investing and financing information:
Assets received in lieu of cash from the sale of businesses:
Fair value of available-for-sale securities	—	—	9
Issuance of common stock for business combinations	—	9,686	—
Exchange of Term Loan B for Term Loan F	1,422	—	—
Exchange of Term Loan A1 for Term Loan E	—	—	400

See accompanying notes to the consolidated financial statements.

NXP Semiconductors N.V.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2016, 2015 and 2014

($ in millions, unless otherwise stated)	Outstanding number of shares (in thousands)	Common stock	Capital in excess of par value	Treasury shares at cost	Accumulated other comprehensive income (loss)	Accumulated deficit	Total stockholders’ equity	Non- controlling interests	Total equity
Balance as of December 31, 2013	247,581	51	6,175	(167)	347	(5,105)	1,301	245	1,546

Net income (loss)						539	539	68	607
Other comprehensive income					(137)		(137)		(137)
Share-based compensation plans			125				125		125
Treasury shares	(23,246)			(1,435)			(1,435)		(1,435)
Shares issued pursuant to stock awards	8,245			383		(238)	145		145
Dividends non-controlling interests								(50)	(50)

Balance as of December 31, 2014	232,580	51	6,300	(1,219)	210	(4,804)	538	263	801

Net income (loss)						1,526	1,526	73	1,599
Other comprehensive income					(29)		(29)		(29)
Share-based compensation plans			218				218		218
Treasury shares	(5,336)			(475)			(475)		(475)
Shares issued pursuant to stock awards	5,008			315		(264)	51		51
Issuance of common stock for business combination, net of issuance costs	109,751	17	8,632	1,037			9,686		9,686
Dividends non-controlling interests								(51)	(51)
Changes in participation								3	3

Balance as of December 31, 2015	342,003	68	15,150	(342)	181	(3,542)	11,515	288	11,803

Net income (loss)						200	200	59	259
Other comprehensive income					(147)		(147)		(147)
Reclassification of Warrants			168				168		168
Share-based compensation plans			336				336		336
Excess tax benefits from share-based compensation plans			21				21		21
Treasury shares	(15,538)			(1,280)			(1,280)		(1,280)
Shares issued pursuant to stock awards	8,927			707		(592)	115		115
Dividends non-controlling interests								(126)	(126)
Other		3	4				7		7

Balance as of December 31, 2016	335,392	71	15,679	(915)	34	(3,934)	10,935	221	11,156

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

On December 7, 2015, we acquired Freescale Semiconductor, Ltd. (“Freescale”). The results presented in the Consolidated Financial Statements and Notes to the Consolidated Financial Statements include Freescale’s results of operations for the periods of December 7, 2015 through December 31, 2015 and 2016 (the “Post-Merger Period”).

On October 27, 2016, NXP entered into a purchase agreement (the “Purchase Agreement”) with Qualcomm River Holdings B.V. (“Buyer”), a wholly-owned, indirect subsidiary of Qualcomm Incorporated. Pursuant to the Purchase Agreement, Buyer commenced a tender offer to acquire all of the issued and outstanding common shares of NXP for $110 per share in cash, for estimated total cash consideration of $38 billion. The tender offer is not subject to any financing condition. An Extraordinary General Meeting of NXP’s shareholders was convened on January 27, 2017, in connection with the offer where the shareholders of NXP approved all resolutions brought before them, with 95% of the votes cast in favor of each such resolution. In light of the foregoing, the tender offer is now conditioned on the tender of 80% of the outstanding shares of NXP, and Buyer, with NXP’s prior written consent (not to be unreasonably withheld, conditioned or delayed), may reduce the required threshold to a percentage not less than 70% of the outstanding shares. Pending the receipt of certain regulatory approvals, as well as satisfaction of other customary closing conditions, the proposed transaction is expected to close by the end of calendar 2017.

The Purchase Agreement contains certain termination rights for NXP and Buyer. If the Purchase Agreement is terminated under certain circumstances, including termination by NXP to enter into a superior proposal for an alternative acquisition transaction or a termination following a change of recommendation by the NXP Board, NXP will be obligated to pay to Buyer a termination compensation equal to $1.25 billion in cash. If the Purchase Agreement is terminated under certain circumstances, including circumstances relating to the failure to obtain antitrust approvals or failure to complete in all material respects certain internal reorganization steps and related dispositions with respect to NXP, Buyer will be obligated to pay to NXP a termination compensation equal to $2 billion in cash.

On June 14, 2016, NXP announced an agreement to divest its Standard Products (“SP”) business to a consortium of financial investors consisting of Beijing JianGuang Asset Management Co., Ltd (“JAC Capital”) and Wise Road Capital LTD (“Wise Road Capital”). On February 6, 2017 we divested SP, receiving $2.75 billion in cash proceeds.

2 Significant Accounting Policies

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

•	Level 1: Quoted prices for identical assets or liabilities in active markets.

•	Level 2: Quoted prices for similar assets or liabilities in active markets; quoted prices for similar or identical assets or liabilities in markets that are not active; and valuations based on models where the inputs or significant value drives are observable, either directly or indirectly.

•	Level 3: Significant inputs to the valuation model are unobservable.

Foreign currencies

The Company uses the U.S. dollar as its reporting currency. As of January 1, 2016, as a result of the acquisition of Freescale, NXP has concluded that the functional currency of the holding company is the U.S. dollar. Prior to January 1, 2016, the functional currency of the holding company (defined as NXP Semiconductors N.V. and NXP B.V.) was the euro. For consolidation purposes, the financial statements of the entities within the Company with a functional currency other than the U.S. dollar, are translated into U.S. dollars. Assets and liabilities are translated using the exchange rates on the applicable balance sheet dates. Income and expense items in the statements of operations, statements of comprehensive income and statements of cash flows are translated at monthly exchange rates in the periods involved.

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

	$ per € 1
	period end	average(1)	high	low
2016	1.0474	1.1065	1.0474	1.1423
2015	1.0915	1.1150	1.0869	1.2155
2014	1.2155	1.3262	1.2155	1.3857

(1)	The average of the noon-buying rate at the end of each fiscal month during the period presented.

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

The gross notional amounts of the Company’s foreign currency derivatives were $789 million at December 31, 2016 (2015: $213 million).

The gross notional amounts by currency were as follows:

	2016	2015
Euro	459	4
Chinese renminbi	45	(28)
Japanese yen	35	26
Malaysian ringgit	73	60
Taiwan dollar	94	78
Thai baht	43	30
Other	40	43

	789	213

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with a maturity of three months or less at acquisition that are readily convertible into known amounts of cash. Cash and cash equivalents are stated at face value which approximates fair value.

Receivables

Receivables are carried at amortized cost, net of allowances for doubtful accounts and net of rebates and other contingent discounts granted to distributors. When circumstances indicate a specific customer’s ability to meet its financial obligation to us is impaired, we record an allowance against amounts due and value the receivable at the amount reasonably expected to be collected. For all other customers, we evaluate our trade accounts receivable for collectibility based on numerous factors including objective evidence about credit-risk concentration, collective debt risk based on average historical losses, and specific circumstances such as serious adverse economic conditions in a specific country or region.

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

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or the service has been provided, the sales price is fixed or determinable, and collection is reasonably assured, based on the terms and conditions of the sales contract. For made-to-order sales, these criteria are met at the time the product is shipped and delivered to the customer and title and risk have passed to the customer. Acceptance of the product by the customer is generally not contractually required, since, for made-to-order customers, design approval occurs before manufacturing and subsequently delivery follows without further acceptance protocols. Payment terms used are those that are customary in the particular geographic market. When management has established that all aforementioned conditions for revenue recognition have been met, revenue is recognized.

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

Financial income and expense

Financial income and expense is comprised of interest income on cash and cash equivalent balances, the interest expense on borrowings, the accretion of the discount or premium on issued debt, the gain or loss on the disposal of financial assets, impairment losses on financial assets and gains or losses on hedging instruments recognized in the statement of operations. For periods prior to January 1, 2016, the mark-to-market of our warrant liability and foreign exchange results on our U.S. dollar denominated debt that resides in a Euro entity were also included. As of January 1, 2016, as a result of the acquisition of Freescale, NXP concluded that the functional currency of the holding company is USD. Beginning from January 1, 2016, the warrants are classified in stockholders’ equity, and mark-to-market accounting is no longer applicable. In addition our U.S. dollar-denominated notes, term loans and RCF agreements are no longer re-measured.

Borrowing costs that are not directly attributable to the acquisition, construction or production of property, plant and equipment are recognized in the statement of operations using the effective interest method.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts. Measurement of deferred tax assets and liabilities is based upon the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax liabilities for income taxes or withholding taxes on dividends from subsidiaries are recognized in situations where the company does not consider the earnings indefinitely reinvested and to the extent that the withholding taxes are not expected to be refundable.

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

The Company recognizes windfall tax benefits associated with share-based awards directly to stockholders’ equity when realized. A windfall tax benefit occurs when the actual tax benefit realized by the Company upon an employee’s disposition of a share-based award exceeds the deferred tax asset, if any, associated with the award that the Company had recorded. The Company records windfall tax benefits to stockholders’ equity. A shortfall occurs when the actual tax benefit realized by the Company upon an employee’s disposition of a share-based award is less than the deferred tax asset, if any, associated with the award that the Company has recorded. The Company records shortfall tax detriments when realized to stockholders’ equity to the extent that previous windfall tax benefits exist (referred to as the APIC windfall pool), with any remainder recognized in income tax expense. When assessing whether a tax benefit relating to share-based compensation has been realized, the Company follows the tax law ordering method, under which current year share-based compensation deductions are assumed to be utilized before net operating loss carryforwards and other tax attributes.

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

We sell our products to OEMs and to distributors in various markets, who resell these products to OEMs, or their subcontract manufacturers. One of our distributors accounted for 13% of our revenue in 2016, 14% in 2015 and 13% in 2014 and one other distributor accounted for less than 10% of our revenue in 2016, 14% in 2015 and 13% in 2014. No other distributor accounted for greater than 10% of our revenue for 2016, 2015 or 2014. No individual OEM for which we had direct sales to accounted for more than 10% of our revenue for 2016, 2015 or 2014.

Credit exposure related to NXP’s foreign currency forward contracts is limited to the realized and unrealized gains on these contracts.

NXP is party to certain hedge transactions related to its 2019 Cash Convertible Senior Notes. NXP is subject to the risk that the counterparties to these transactions may not be able to fulfill their obligations under these hedge transactions.

NXP purchased options and issued warrants to hedge potential cash payments in excess of the principal and contractual interest related to its 2019 Cash Convertible Senior Notes, which were issued during fiscal 2014. The 2019 Cash Convertible Senior Note hedges are adjusted to fair value each reporting period and unrealized gains and losses are reflected in NXP’s Consolidated Statements of Operations. Because the fair value of the 2019 Cash Convertible Senior Notes embedded conversion derivative and the 2019 Cash Convertible Senior Notes hedges are designed to have similar offsetting values, there was no impact to NXP’s Consolidated Statements of Operations relating to these adjustments to fair value.

The Company is using outside suppliers or foundries for a portion of its manufacturing capacity.

We have operations in Europe and Asia subject to collective bargaining agreements which could pose a risk to the Company in the near term but we do not expect that our operations will be disrupted if such is the case.

Accounting standards adopted in 2016

In April 2015, the FASB issued ASU No. 2015-05, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement. Under this standard, if a cloud computing arrangement includes a software license, the software license element of the arrangement should be accounted for consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the arrangement should be accounted for as a service contract. The new standard became effective for us on January 1, 2016. The adoption of this standard did not have a significant impact on our financial position or results of operations.

In September 2015, the FASB issued ASU No. 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. The new standard requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined and sets forth new disclosure requirements related to the adjustments. The new standard became effective for us on January 1, 2016. The adoption of this standard did not have a significant impact on our financial position or results of operations.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes (Topic 740), which changes how deferred taxes are classified on our balance sheets and is effective for financial statements issued for annual periods beginning after December 15, 2016, with early adoption permitted. ASU 2015-17 requires all deferred tax assets and liabilities to be classified as non-current. The Company adopted this standard as of January 1, 2016 with prospective application. The adoption of this standard did not have a significant impact on our financial position. Prior periods were not retrospectively adjusted.

New standards to be adopted after 2016

In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes all existing revenue recognition requirements, including most industry-specific guidance. The new standard requires a company to recognize revenue when it transfers goods or services to customers in an amount that reflects the consideration that the company expects to receive for those goods or services. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which delayed the effective date of the new standard from January 1, 2017 to January 1, 2018. The FASB also agreed to allow entities to choose to adopt the standard as of the original effective date. The standard permits the use of either the retrospective or cumulative effect transition method, and we are currently evaluating the method of adoption. The Company is still in the process of completing its analysis on the impact of this guidance, at this time, with the consideration that the Company currently recognizes distributor revenue based on sell-in accounting, the Company does not expect the adoption of Topic 606 to have a material impact on our financial position and results of operations.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall: Recognition and Measurement of Financial Assets and Financial Liabilities (Subtopic 825-10). The new standard requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income, requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes, requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset, and eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost. The new standard will be effective for us on January 1, 2018. The expected adoption method of ASU 2016-01 is being evaluated by the Company and the adoption is not expected to have a significant impact on our financial position or results of operations.

In February, 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The new standard requires lessees to recognize almost all leases on their balance sheet as a right-of-use asset and a lease liability. For income statement purposes, the FASB retained a dual model, requiring leases to be classified as either operating or finance. Lessor accounting is similar to the current model, but updated to align with certain changes to the lessee model and the new revenue recognition standard. Existing sale-leaseback guidance, including guidance for real estate, is replaced with a new model applicable to both lessees and lessors. The new standard will be effective for us on January 1, 2019 with early adoption permitted. We are currently evaluating the potential impact that Topic 842 may have on our financial position and results of operations.

In March, 2016 the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The ASU includes multiple provisions intended to simplify various aspects of the accounting for share-based payments. The new standard requires the recognition of the income tax effects of awards in the income statement when the awards vest or are settled, thus eliminating additional paid in capital pools. The standard also allows for the employer to repurchase more of an employee’s shares for tax withholding purposes without triggering liability accounting. In addition, the ASU allows for a policy election to account for forfeitures as they occur rather than on an estimated basis. The new standard will be effective for us on January 1 2017. The Company does not expect the adoption of this guidance to have a material impact on our financial position and results of operations.

In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients and ASU 2016-11, Revenue Recognition (Topic 605) and Derivatives and Hedging (Topic 815): Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting. In December 2016, the FASB issued ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers. These amendments provide additional clarification and implementation guidance on the previously issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606).

The amendments in ASU 2016-08 clarify how an entity should identify the specified good or service for the principal versus agent evaluation and how it should apply the control principle to certain types of arrangements. ASU 2016-10 clarifies the following two aspects of ASU 2014-09: identifying performance obligations and licensing implementation guidance. ASU 2016-11 rescinds several SEC Staff Announcements that are codified in Topic 605, including, among other items, guidance relating to accounting for consideration given by a vendor to a customer, as well as accounting for shipping and handling fees and freight services. ASU 2016-12 provides clarification to Topic 606 on how to assess collectability, present sales tax, treat noncash consideration, and account for completed and modified contracts at the time of transition. In addition, ASU 2016-12 clarifies that an entity retrospectively applying the guidance in Topic 606 is not required to disclose the effect of the accounting change in the period of adoption. The effective date and transition requirements for these amendments are the same as the effective date and transition requirements of ASU 2014-09, which is effective for fiscal years, and for interim periods within those years, beginning after December 15, 2017. The Company does not expect the adoption of this guidance to have a material impact on our financial position or results of operations.

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 addresses how certain cash receipts and cash payments are presented and classified in the statement of cash flows under Topic 230, Statement of Cash flow, and other Topics. ASU 2016-15 is effective for annual reporting periods, and interim periods therein, beginning after December 15, 2017. The Company does not expect the adoption of this guidance to have a material impact on our financial position or results of operations.

In October 2016, the FASB issued ASU 2016-16, Accounting for Income Taxes: Intra-Entity Asset Transfers of Assets Other than Inventory. Under ASU 2016-16, the selling (transferring) entity is required to recognize a current tax expense or benefit upon transfer of the asset. Similarly, the purchasing (receiving) entity is required to recognize a deferred tax asset or deferred tax liability, as well as the related deferred tax benefit or expense, upon receipt of the asset. The new standard will be effective for us on January 1, 2017, due to the Company’s decision to early adopt. The Company does not expect the adoption of this guidance to have a material impact on our financial position or results of operations.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. ASU 2017-01 introduces a screen to determine when an integrated set of assets and activities is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated as a business. ASU 2017-01 is effective for annual reporting periods, and interim periods therein, beginning after December 15, 2017. The Company does not expect the adoption of this guidance to have a material impact on our financial position or results of operations.

3 Acquisitions and Divestments

2016

There were no material divestments during 2016. On August 8, 2016, we acquired a business for $200 million. The total purchase price has been preliminarily allocated to goodwill ($14 million), other intangible assets ($177 million), inventories ($8 million) and tangible fixed assets ($1 million). The other intangible assets relate to core technology ($172 million) with an amortization period of 7 years and existing technology ($5 million) with an amortization period of 2 years. The measurement period still remains open pending the completion of valuation procedures related to the acquired assets and assumed liabilities.

2015

On December 7, 2015, we acquired Freescale for a purchase price of $11,639 million. Acquisition-related transaction costs ($42 million) such as legal, accounting and other related expenses were recorded as a component of selling, general and administrative expense in our consolidated statements of operations.

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

The total purchase price has been allocated to the tangible and identified intangible assets acquired and liabilities assumed based on their estimated fair values as of the date of the merger, December 7, 2015. The fair value of acquired tangible and identified intangible assets is determined based on inputs that are unobservable and significant to the overall fair value measurement. As such, acquired tangible and identified intangible assets are classified as Level 3 assets. During 2016, we made certain adjustments to the preliminary allocation of the purchase price. A decrease of $33 million was recorded to deferred taxes, an increase of $3 million was recorded to accounts payable, accrued liabilities and other current liabilities, a decrease of $5 million was recorded to inventories with a corresponding net decrease of $25 million recorded to goodwill. Our valuation procedures related to the acquired assets and assumed liabilities was completed during the fourth quarter of 2016.

The identified intangible assets consist of existing technology and platform technology, In-Process Research & Development (“IPR&D”), order backlog, trade name and customer relationships. The useful lives range between one year and nineteen years.

The allocation of the purchase price is as follows:

Total purchase price		11,639
Estimated fair value of net tangible assets acquired and liabilities assumed:
Cash and cash equivalents	427
Accounts receivable, net	511
Inventories, net	1,280
Other current assets	93
Property, plant and equipment	1,827
Other non-current assets	64
Accounts payable, accrued liabilities and other current liabilities	(714)
Deferred taxes	(2,292)
Other long-term liabilities	(329)
Long-term debt	(5,091)

		(4,224)

Fair value (and useful lives) of identified intangible assets acquired:

Customer relationships (included in customer-related) (19 years)	764
Developed technology (included in technology-based) (5 years)	5,371
Sales order backlog (included in marketing-related) (1 year)	190
Trade name (included in marketing-related) (5 years)	81
In-process research and development*	2,017
Other	41

		8,464
Goodwill		7,399

*	Acquired IPR&D is an intangible asset classified as an indefinite lived asset until the completion or abandonment of the associated research and development effort. IPR&D will be amortized over an estimated useful life to be determined at the date the associated research and development effort is completed, or expensed immediately when, and if, the project is abandoned. Acquired IPR&D is not amortized during the period that it is considered indefinite lived, but rather is subject to annual testing for impairment or when there are indicators for impairment.

Goodwill is primarily attributable to the anticipated synergies and economies of scale expected from the operations of the combined company and to the assembled workforce of Freescale. All of the goodwill has been allocated to NXP’s HPMS segment. Goodwill is not deductible for income tax purposes.

The cash consideration paid in connection of the acquisition of Freescale, the repayment of certain amounts under Freescale’s outstanding credit facility and Secured Notes and the payment of certain transaction costs in relation to the acquisition of Freescale were funded by cash on hand, the Secured Bridge Term Credit Agreement, the net proceeds of the 2020 Senior Unsecured Notes and 2022 Senior Unsecured Notes and the net proceeds of Term Loan B. See Note 16, “Debt” in the Consolidated Financial Statements.

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

The pro forma information excludes the result of operations of NXP’s RF Power business and includes adjustments to amortization and depreciation for identified intangible assets and property, plant and equipment acquired, adjustments to share-based compensation expense and interest expense for the additional indebtedness incurred to complete the acquisition. The pro forma result has been prepared for comparative purposes only and does not purport to be indicative of the revenue or operating results that would have been achieved had the acquisition actually taken place as of January 1, 2014 or of the results of future operations of the combined business. In addition, the result is not intended to be a projection of future results and does not reflect synergies that might be achieved from the combined operations.

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

Divestments

In February 2015, we announced the establishment of a 49% owned joint venture (WeEn) with JianGuang Asset Management Co., Ltd. (JAC Capital) in China to combine NXP’s advanced technology from its Bipolar Power business line with JAC Capital’s connections in the Chinese manufacturing network and distribution channels. This transaction closed on November 9, 2015. The results of the Bipolar Power business were included in the reportable segment SP.

In May 2015, we announced an agreement with JianGuang Asset Management Co., Ltd. (JAC Capital) in China to sell NXP’s RF Power Business. This transaction closed on December 7, 2015. The results of the RF Power business were consolidated in the reportable segment HPMS.

The gain on the sale of these businesses of $1,257 million is included in other income (expense).

2014

There were no significant acquisitions or divestments in 2014.

4 Assets Held for Sale

On June 14, 2016, NXP announced an agreement to divest its Standard Products (“SP”) business to a consortium of financial investors consisting of Beijing JianGuang Asset Management Co., Ltd (“JAC Capital”) and Wise Road Capital LTD (“Wise Road Capital”). On February 6, 2017, we divested SP, receiving $2.75 billion in cash proceeds. At December 31, 2016, the SP business segment met the criteria to be classified as held for sale. The results of the SP business segment are consolidated in the reportable segment SP.

The SP business segment presentation as held for sale does not meet the criteria to be classified as a discontinued operation at December 31, 2016 primarily due to the disposal of this business not representing a strategic shift that will have a major effect on the Company’s operations and financial results.

The following table summarizes the carrying value of assets and liabilities held for sale which is primarily relative to the SP business:

2016
Trade accounts receivable, net	3
Other assets	28
Inventories, net	208
Property, plant and equipment, net	396
Identified intangible assets, net	133
Goodwill	336

Assets held for sale	1,104

Trade accounts payable	(110)
Accrued and other liabilities	(88)

Liabilities held for sale	(198)

5 Supplemental Financial Information

Statement of Operations Information

Depreciation, amortization and impairment

Depreciation and amortization, including impairment charges, are as follows:

	2016	2015	2014
Depreciation of property, plant and equipment	609	262	219
Amortization of internal use software	24	26	31
Amortization of other identified intangible assets (*)	1,572	229	155

	2,205	517	405

(*)	Includes impairment charges relative to IPR&D, which was acquired as part of the acquisition of Freescale of $89 million for 2016.

Depreciation of property, plant and equipment is primarily included in cost of revenue.

Other income (expense)

	2016	2015	2014
Result on disposal of businesses	8	1,257	6
Result on disposal of properties	1	6	3
Other income (expense)	—	—	1

	9	1,263	10

Financial income (expense)

	2016	2015	2014
Interest income	11	6	3
Interest expense	(408)	(227)	(158)

Total interest expense, net	(397)	(221)	(155)
Net gain (loss) on extinguishment of debt	(32)	—	(3)
Foreign exchange rate results	(15)	(193)	(246)
Change in fair value of the warrant liability	—	(31)	(2)
Miscellaneous financing costs/income, net	(9)	(84)	(4)

Total other financial income (expense)	(56)	(308)	(255)

Total	(453)	(529)	(410)

From May 2011 until December 31, 2015, the Company applied net investment hedging. As of January 1, 2016, as a result of the acquisition of Freescale, NXP has concluded that the functional currency of the holding company is USD. Beginning from January 1, 2016, the warrants will now be classified in stockholders’ equity, and mark-to-market accounting will no longer be applicable. In addition our U.S. dollar-denominated notes, term loans and RCF agreements will no longer need to be re-measured. The U.S. dollar exposure of the net investment in U.S. dollar functional currency subsidiaries of $1.7 billion was hedged by certain U.S. dollar-denominated notes. As a result, a charge of $190 million in 2015 and a charge of $214 million in 2014 was recorded in other comprehensive income (loss) relating to the foreign currency result on the U.S. dollar-denominated notes that were recorded in a euro functional currency entity.

Equity-accounted investees

Results related to equity-accounted investees at the end of each period were as follows:

	2016	2015	2014
Company’s share in income (loss)	11	8	8
Other results	—	1	—

	11	9	8

The total carrying value of investments in equity-accounted investees is summarized as follows:

	2016		2015
	Shareholding %	Amount	Shareholding %	Amount
ASMC	27	21	27	21
ASEN	40	56	40	46
WeEn	49	62	49	59
Others		15		15

		154		141

Investments in equity-accounted investees are included in Corporate and Other.

The fair value of NXP’s shareholding in the publicly listed company ASMC based on the quoted market price at December 31, 2016 is $35 million.

Balance Sheet Information

Cash and cash equivalents

At December 31, 2016 and December 31, 2015, our cash balance was $1,894 million and $1,614 million, respectively, of which $316 million and $485 million was held by SSMC, our consolidated joint venture company with TSMC. Under the terms of our joint venture agreement with TSMC, a portion of this cash can be distributed by way of a dividend to us, but 38.8% of the dividend will be paid to our joint venture partner. During 2016, a dividend of $325 million (2015: $130 million) has been paid by SSMC.

6 Restructuring Charges

At each reporting date, we evaluate our restructuring liabilities, which consist primarily of termination benefits, to ensure that our accruals are still appropriate. During 2016, we recognized $52 million of employee severance costs in our restructuring liabilities, which was primarily related to specific targeted actions.

In December 2015, we began the implementation of the planned restructuring and cost reduction activities in connection with the acquisition of Freescale. We recognized $216 million of employee severance costs and $23 million of other exit costs related to this plan in 2015.

There were no material new restructuring projects in 2014.

The following table presents the changes in the position of restructuring liabilities in 2016 by segment:

	Balance January 1, 2016	Additions	Utilized	Released	Other changes(1)	Balance December 31, 2016
HPMS	234	52	(131)	(3)	(4)	148
SP	6	—	(2)	—	(1)	3
Corporate and Other	—	—	—	—	—	—

	240	52	(133)	(3)	(5)	151

(1)	Other changes primarily related to translation differences and internal transfers.

The total restructuring liability as of December 31, 2016 of $151 million is classified in the balance sheet under current liabilities ($129 million) and non-current liabilities ($22 million).

The utilization of the restructuring liabilities mainly reflects the execution of ongoing restructuring programs the Company initiated in earlier years.

The following table presents the changes in the position of restructuring liabilities in 2015 by segment:

	Balance January 1, 2015	Additions	Utilized	Released	Other changes(1)	Balance December 31, 2015
HPMS	14	226	(17)	(1)	12	234
SP	5	8	(6)	—	(1)	6
Corporate and Other	21	5	(23)	(1)	(2)	—

	40	239	(46)	(2)	9	240

(1)	Other changes primarily related to translation differences and internal transfers.

The total restructuring liability as of December 31, 2015 of $240 million is classified in the balance sheet under current liabilities ($197 million) and non-current liabilities ($43 million).

The utilization of the restructuring liabilities mainly reflects the execution of ongoing restructuring programs the Company initiated in earlier years.

The components of restructuring charges less releases recorded in the liabilities in 2016, 2015 and 2014 are as follows:

	2016	2015	2014
Personnel lay-off costs	52	239	43
Other exit costs	19	27	1
Release of provisions/accruals	(3)	(2)	(16)

Net restructuring charges	68	264	28

The restructuring charges less releases recorded in operating income are included in the following line items in the statement of operations:

	2016	2015	2014
Cost of revenue	18	18	16
Selling, general and administrative	9	155	3
Research & development	41	91	9

Net restructuring charges	68	264	28

7 Provision for Income Taxes

In 2016, NXP generated a loss before income taxes of $603 million (2015: an income of $1,486 million; 2014: an income of $639 million). The components of income (loss) before income taxes are as follows:

	2016	2015	2014
Netherlands	537	1,528	398
Foreign	(1,140)	(42)	241

	(603)	1,486	639

The components of the benefit (provision) for income taxes are as follows:

	2016	2015	2014
Current taxes:
Netherlands	(7)	(13)	(7)
Foreign	(67)	(51)	(32)

	(74)	(64)	(39)
Deferred taxes:
Netherlands	205	(4)	2
Foreign	720	172	(3)

	925	168	(1)

Total benefit (provision) for income taxes	851	104	(40)

A reconciliation of the statutory income tax rate in the Netherlands as a percentage of income (loss) before income taxes and the effective income tax rate is as follows:

(in percentages)	2016	2015	2014
Statutory income tax in the Netherlands	25.0	25.0	25.0

Rate differential local statutory rates versus statutory rate of the Netherlands	24.2	(4.3)	(2.5)
Net change in valuation allowance	72.6	(13.8)	2.4
Prior year adjustments	0.1	—	0.5
Non-taxable income	1.7	(0.1)	(0.3)
Non-deductible expenses/losses	(7.0)	4.0	5.6
Sale of non-deductible goodwill	—	2.7	—
Other taxes and tax rate changes	7.1	1.0	—
Tax effects of remitted and unremitted earnings and withholding taxes	(2.7)	0.1	1.3
Tax on gains related to internal corporate reorganization transactions	(10.3)	—	—
Unrecognized tax benefits	(0.5)	0.1	0.6
Netherlands tax incentives	17.9	(18.5)	(21.5)
Foreign tax incentives	13.0	(3.2)	(4.8)

Effective tax rate	141.1%	(7.0%)	6.3%

The Company benefits from income tax holidays in certain jurisdictions which provide that we pay reduced income taxes in those jurisdictions for a fixed period of time that varies depending on the jurisdiction. The predominant income tax holiday is expected to expire at the end of 2024. The impact of this tax holiday decreased foreign taxes by $24 million and $29 million for 2016 and 2015, respectively. The benefit of this tax holiday on net income per share (diluted) was $0.07 (2015: $0.11).

Deferred tax assets and liabilities

The principal components of deferred tax assets and liabilities are presented below:

	2016	2015
Operating loss and tax credit carryforwards	1,031	963
Accrued interest	432	545
Other accrued liabilities	107	147
Pensions	86	87
Stock Based Compensation	58	73
Restructuring	40	61
Receivables	36	11
Inventories (including purchase accounting basis difference)	27	(109)
Other assets	10	9
Long-term debt	—	179

Total Gross Deferred Tax Assets	1,827	1,966
Valuation Allowance	(127)	(632)

Total Net Deferred Tax Assets	1,700	1,334
Intangible assets (including purchase accounting basis difference)	(2,431)	(2,952)
Undistributed earnings of foreign subsidiaries	(367)	(359)
Property, plant and equipment (including purchase accounting basis difference)	(134)	(226)

Total Deferred Tax Liabilities	(2,932)	(3,537)

Net Deferred Tax Position	(1,232)	(2,203)

The classification of the deferred tax assets and liabilities in the Company’s consolidated balance sheets is as follows:

	2016	2015
Deferred tax assets within other current assets	—	26
Deferred tax assets within other non-current assets	427	69
Deferred tax liabilities within accrued liabilities	—	(5)
Deferred tax liabilities within non-current liabilities	(1,659)	(2,293)

	(1,232)	(2,203)

The Company has significant deferred tax assets resulting from net operating loss carryforwards, tax credit carryforwards and deductible temporary differences that may reduce taxable income or taxes payable in future periods. Valuation allowances have been established for deferred tax assets based on a “more likely than not” threshold. The realization of our deferred tax assets depends on our ability to generate sufficient taxable income within the carryback or carryforward periods provided for in the tax law for each applicable tax jurisdiction. The valuation allowance decreased by $505 million during 2016 (2015: $5 million increase).

ASC 740, Income Taxes, requires that we consider all available evidence in forming a judgement regarding the valuation allowance as of December 31, 2016, including events that occur subsequent to year end but prior to the issuance of the financial statements. As a result of the February 6, 2017 disposition of SP, NXP concluded that the valuation allowance should be reduced by $395 million as of December 31, 2016, as the SP divestiture provided an objectively verifiable source of income against which tax losses can be utilized. As a result, the Company recognized an additional benefit of $392 million in the benefit (provision) for income taxes in the consolidated statement of operations and an additional $7 million in capital in excess of par value in the consolidated balance sheet in the fourth quarter. In the second quarter, the valuation allowance in the U.S. was reduced by $107 million as a result of the Company’s determination that sufficient positive evidence existed to support a more likely than not determination that the U.S. deferred tax assets were realizable.

At December 31, 2016 tax loss carryforwards of $1,899 million (inclusive of $270 million of U.S. state tax losses) will expire as follows:

	Balance
	December 31,	Scheduled expiration
	2016	2017	2018	2019	2020	2021	2022-2026	later	unlimited
Tax loss carryforwards	1,899	26	10	29	10	1	947	290	586

The Company also has tax credit carryforwards of $749 million (excluding the effect of unrecognized tax benefits), which are available to offset future tax, if any, and which will expire as follows:

	Balance December 31, 2016
		Scheduled expiration
		2017	2018	2019	2020	2021	2022-2026	later	unlimited
Tax credit carryforwards	749	1	8	12	32	18	336	282	60

The net income tax payable (excluding the liability for unrecognized tax benefits) as of December 31, 2016 amounted to $10 million (2015: $26 million) and includes amounts directly payable to or receivable from tax authorities.

The Company does not indefinitely reinvest the undistributed earnings of its subsidiaries. Consequently, the Company has recognized a deferred income tax liability of $367 million at December 31, 2016 (2015: $359 million) for the additional income taxes and withholding taxes payable upon the future remittances of these earnings of foreign subsidiaries.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2016	2015	2014
Balance as of January 1,	149	125	143
Assumed in the acquisition of Freescale	—	121	—
Decreases from activities which are held for sale	(7)	—	—
Increases from tax positions taken during prior periods	1	1	—
Decreases from tax positions taken during prior periods	(3)	(111)	(21)
Increases from tax positions taken during current period	10	15	3
Decreases relating to settlements with the tax authorities	(4)	(2)	—

Balance as of December 31,	146	149	125

Of the total unrecognized tax benefits at December 31, 2016, $125 million, if recognized, would impact the effective tax rate. All other unrecognized tax benefits, if recognized, would not affect the effective tax rate as these would be offset by compensating adjustments in the Company’s deferred tax assets that would be subject to valuation allowance based on conditions existing at the reporting date.

The Company classifies interest related to unrecognized tax benefits as financial expense and penalties as income tax expense. The total related interest and penalties recorded during the year 2016 amounted to $2 million (2015: $7 million; 2014: $3 million). As of December 31, 2016 the Company has recognized a liability for related interest and penalties of $12 million (2015: $14 million; 2014: $7 million). It is reasonably possible that the total amount of unrecognized tax benefits may significantly increase/decrease within the next 12 months of the reporting date due to, for example, completion of tax examinations; however, an estimate of the range of reasonably possible change cannot be made.

The Company files income tax returns in the Netherlands, the USA and in various other foreign jurisdictions. Tax filings of our subsidiaries are routinely audited in the normal course of business by tax authorities around the world. Tax years that remain subject to examination by major tax jurisdictions (the Netherlands, Germany, USA, China, Taiwan, Thailand, Malaysia, the Philippines and India) vary by country, ranging from 2004 through 2016.

8 Earnings per Share

The computation of earnings per share (EPS) is presented in the following table:

	2016	2015	2014
Net income (loss)	259	1,599	607
Less: Net income (loss) attributable to non-controlling interests	59	73	68

Net income (loss) attributable to stockholders	200	1,526	539

Weighted average number of shares outstanding (after deduction of treasury shares) during the year (in thousands)	338,477	239,764	237,954
Plus incremental shares from assumed conversion of:
Options 1)	5,582	6,194	6,753
Restricted Share Units, Performance Share Units and Equity Rights 2)	3,548	4,158	3,902
Warrants 3)	—	—	—

Dilutive potential common share	9,130	10,352	10,655
Adjusted weighted average number of shares outstanding (after deduction of treasury shares) during the year (in thousands) 1)	347,607	250,116	248,609

EPS attributable to stockholders in $:
Basic net income (loss)	0.59	6.36	2.27
Diluted net income (loss)	0.58	6.10	2.17

1)	Stock options to purchase up to 1.4 million shares of NXP’s common stock that were outstanding in 2016 (2015: 0.7 million shares; 2014: 0.5 million shares) were anti-dilutive and were not included in the computation of diluted EPS because the exercise price was greater than the average fair market value of the common stock or the number of shares assumed to be repurchased using the proceeds of unrecognized compensation expense and exercise prices was greater than the weighted average number of shares underlying outstanding stock options.
2)	Unvested RSU’s, PSU’s and equity rights of 0.9 million shares that were outstanding in 2016 (2015: 0.5 million shares; 2014: 1.2 million shares) were anti-dilutive and were not included in the computation of diluted EPS because the number of shares assumed to be repurchased using the proceeds of unrecognized compensation expense was greater than the weighted average number of outstanding unvested RSU’s, PSU’s and equity rights or the performance goal has not been met.
3)	Warrants to purchase up to 11.2 million shares of NXP’s common stock at a price of $133.32 per share were outstanding in 2016 (2015: 11.2 million shares at a price of $133.32; 2014: nil). Upon exercise, the warrants will be net share settled. At the end of 2016 and 2015, the warrants were not included in the computation of diluted EPS because the warrants’ exercise price was greater than the average fair market value of the common shares.

9 Share-based Compensation

Share-based compensation expense is included in the following line items in our statement of operations:

	2016	2015	2014
Cost of revenue	49	15	10
Research and development	123	45	20
Selling, general and administrative	166	156	103

	338	216	133

Long Term Incentive Plans (LTIP’s)

The LTIP was introduced in 2010 and is a broad-based long-term retention program to attract, retain and motivate talented employees as well as align stockholder and employee interests. The LTIP provides share-based compensation (“awards”) to both our eligible employees and non-employee directors. Awards that may be granted include performance shares, stock options and restricted shares. The number of shares authorized and available for awards at December 31, 2016 was 3.0 million.

A charge of $331 million was recorded in 2016 for the LTIP (2015: $206 million; 2014: $123 million).

A summary of the activity for our LTIP’s during 2016 is presented below.

Stock options

The options have a strike price equal to the closing share price on the grant date. The fair value of the options has been calculated using the Black-Scholes formula, using the following assumptions:

•	an expected life varying from 5.76 to 6.25 years, calculated in accordance with the guidance provided in SEC Staff bulletin No. 110 for plain vanilla options using the simplified method, since our equity shares have been publicly traded for only a limited period of time and we do not have sufficient historical exercise data;

•	a risk-free interest rate varying from 0.8% to 2.8% (2015: 0.8% to 2.8%; 2014: 0.8% to 2.8%);

•	no expected dividend payments; and

•	a volatility of 40-50% based on the volatility of a set of peer companies. Peer company data has been used given the short period of time our shares have been publicly traded.

Changes in the assumptions can materially affect the fair value estimate.

	Stock options	Weighted average exercise price in USD	Weighted average remaining contractual term	Aggregate intrinsic value
Outstanding at January 1, 2016	10,034,650	38.53
Granted	108,419	80.44
Exercised	2,734,739	32.12
Forfeited	239,678	54.81

Outstanding at December 31, 2016	7,168,652	41.07	6.0	408
Exercisable at December 31, 2016	4,857,680	30.97	5.5	326

The weighted average per share grant date fair value of stock options granted in 2016 was $34.59 (2015: $34.05; 2014: $29.10).

The intrinsic value of the exercised options was $145 million (2015: $112 million; 2014: $129 million), whereas the amount received by NXP was $88 million (2015: $39 million; 2014: $55 million).

At December 31, 2016, there was a total of $56 million (2015: $110 million) of unrecognized compensation cost related to non-vested stock options. This cost is expected to be recognized over a weighted-average period of 1.5 years (2015: 1.8 years).

Performance share units

Financial performance conditions

	Shares	Weighted average grant date fair value in USD
Outstanding at January 1, 2016	775,324	49.68
Granted	32,716	82.53
Vested	398,951	30.00
Forfeited	375	49.60

Outstanding at December 31, 2016	408,714	71.52

The weighted average grant date fair value of performance share units granted in 2016 was $82.53 (2015: $75.28; 2014: $62.29).

Market performance conditions

	Shares	Weighted average grant date fair value in USD

Outstanding at January 1, 2016	1,905,269	26.85
Granted	—	—
Vested	1,580,086	27.28
Forfeited	—	—

Outstanding at December 31, 2016	325,183	38.63

The fair value of the performance share units at the time of vesting was $147 million (2015: $66 million; 2014: $70 million). At December 31, 2016, there was a total of $12 million (2015: $32 million) of unrecognized compensation cost related to non-vested performance share units. This cost is expected to be recognized over a weighted-average period of 1.8 years (2015: 1.9 years).

Restricted share units

	Shares	Weighted average grant date fair value in USD

Outstanding at January 1, 2016	8,237,861	78.03
Granted	2,739,672	98.16
Vested	3,688,422	75.61
Forfeited	368,232	76.00

Outstanding at December 31, 2016	6,920,879	87.48

The weighted average grant date fair value of restricted share units granted in 2016 was $98.16 (2015: $79.22; 2014: $63.42). The fair value of the restricted share units at the time of vesting was $334 million (2015: $209 million; 2014: $110 million).

At December 31, 2016, there was a total of $422 million (2015: $432 million) of unrecognized compensation cost related to non-vested restricted share units. This cost is expected to be recognized over a weighted-average period of 1.6 years (2015: 1.6 years).

Management Equity Stock Option Plan (“MEP”)

Awards are no longer available under these plans. Current employees owning vested MEP Options may exercise such MEP Options during the five year period subsequent to September 18, 2013, subject to these employees remaining employed by us and subject to the applicable laws and regulations.

No charge was recorded in 2016 (2015: no charge, 2014: no charge) for options granted under the MEP.

The following table summarizes the information about NXP’s outstanding MEP Options and changes during 2016.

Stock options

	Stock options	Weighted average exercise price in EUR	Weighted average remaining contractual term	Aggregate intrinsic value
Outstanding at January 1, 2016	2,748,942	24.14
Granted	—	—
Exercised	214,670	29.64
Forfeited	—	—
Expired	—	—

Outstanding at December 31, 2016	2,534,272	23.67	1.7	177
Exercisable at December 31, 2016	2,534,272	23.67	1.7	177

The intrinsic value of exercised options was $13 million (2015: $12 million; 2014: $74 million), whereas the amount received by NXP was $7 million (2015: $4 million; 2014: $86 million).

The number of vested options at December 31, 2016 was 2,534,272 (2015: 2,748,942 vested options) with a weighted average exercise price of €23.67 (2015: €24.14 weighted average exercise price).

At December 31, 2016, there was no unrecognized compensation cost related to non-vested stock options.

10 Accounts Receivables, net

Accounts receivable are summarized as follows:

	2016	2015
Accounts receivable from third parties	1,035	1,048
Allowance for doubtful accounts	(2)	(1)

	1,033	1,047

11 Inventories, net

Inventories are summarized as follows:

	2016	2015
Raw materials	52	66
Work in process	854	1,376
Finished goods	207	437

	1,113	1,879

The portion of finished goods stored at customer locations under consignment amounted to $53 million as of December 31, 2016 (2015: $69 million).

The amounts recorded above are net of an allowance for obsolescence of $84 million as of December 31, 2016 (2015: $84 million).

12 Property, Plant and Equipment, net

The following table presents details of the Company’s property, plant and equipment, net of accumulated depreciation:

	Useful Life (in years)	2016	2015
Land		111	160
Buildings	9 to 50	1,153	854
Machinery and installations	2 to 10	3,006	4,156
Other Equipment	1 to 5	278	227
Prepayments and construction in progress		118	108

		4,666	5,505
Less accumulated depreciation		(2,314)	(2,583)

Property, plant and equipment, net of accumulated depreciation		2,352	2,922

Land with a book value of $111 million (2015: $160 million) is not depreciated.

There was no significant construction in progress and therefore no related capitalized interest.

13 Identified Intangible Assets

The changes in identified intangible assets were as follows:

	Total	Other intangible assets	Software
Balance as of January 1, 2015:
Cost	1,866	1,715	151
Accumulated amortization/impairment	(1,293)	(1,207)	(86)

Book value	573	508	65
Changes in book value:
Acquisitions/additions	8,551	8,543	8
Transfer to assets held for sale	(38)	(38)	—
Amortization	(255)	(229)	(26)
Translation differences	(41)	(35)	(6)

Total changes	8,217	8,241	(24)
Balance as of December 31, 2015:
Cost	9,978	9,832	146
Accumulated amortization/impairment	(1,188)	(1,083)	(105)

Book value	8,790	8,749	41
Changes in book value:
Acquisitions/additions	299	289	10
Transfer to assets held for sale	(138)	(138)	—
Amortization	(1,507)	(1,483)	(24)
Impairment	(89)	(89)	—
Translation differences	(12)	(10)	(2)

Total changes	(1,447)	(1,431)	(16)
Balance as of December 31, 2016:
Cost	9,512	9,397	115
Accumulated amortization/impairment	(2,169)	(2,079)	(90)

Book value	7,343	7,318	25

Identified intangible assets as of December 31, 2016 and 2015 respectively were composed of the following:

	December 31, 2016		December 31, 2015
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
IPR&D 1)	1,380	—	2,016	—
Marketing-related	81	(18)	119	(18)
Customer-related	1,146	(322)	1,287	(224)
Technology-based	6,790	(1,739)	6,410	(841)

	9,397	(2,079)	9,832	(1,083)
Software	115	(90)	146	(105)

Identified intangible assets	9,512	(2,169)	9,978	(1,188)

1)	IPR&D is not subject to amortization until completion or abandonment of the associated research and development effort.

The estimated amortization expense for these identified intangible assets, excluding software, for each of the five succeeding years is:

2017	1,423
2018	1,432
2019	1,472
2020	1,190
2021	462

All intangible assets, excluding goodwill, are subject to amortization and have no assumed residual value.

The expected weighted average remaining life of identified intangibles is 5 years as of December 31, 2016.

14 Goodwill

The changes in goodwill in 2016 and 2015 were as follows:

	2016	2015
Balances as of January 1
Cost	9,414	2,328
Accumulated impairment	(186)	(207)

Book value	9,228	2,121
Changes in book value:
Acquisitions	14	7,464
Purchase accounting adjustments related to Freescale acquisition	(25)	—
Transfer to assets held for sale	(349)	(179)
Translation differences	(25)	(178)

Total changes	(385)	7,107
Balances as of December 31
Cost	9,029	9,414
Accumulated impairment	(186)	(186)

Book value	8,843	9,228

No goodwill impairment charges were required to be recognized in 2016 or 2015.

In 2016, goodwill includes $14 million related to an acquisition of a business for $200 million.

In 2015, goodwill includes the acquisitions of Freescale, Quintic’s Bluetooth Low Energy and Wearable businesses and Athena SCS Ltd.

Transfer to assets held for sale in 2016 includes our SP business, which closed in the first quarter of 2017. In 2015, transfer to assets held for sale includes our RF Power Business and Bipolar Power business, which were subsequently divested.

The fair value of the reporting units substantially exceeds the carrying value of the reporting units.

See note 23, “Segments and Geographical Information”, for goodwill by segment and note 3, “Acquisitions and Divestments”.

15 Postretirement Benefit Plans

Pensions

Our employees participate in employee pension plans in accordance with the legal requirements, customs and the local situation in the respective countries. These are defined-benefit pension plans, defined-contribution plans and multi-employer plans.

The Company’s employees in The Netherlands participate in a multi-employer plan, implemented for the employees of the Metal and Electrical Engineering Industry (“Bedrijfstakpensioenfonds Metalektro or PME”) in accordance with the mandatory affiliation to PME effective for the industry in which NXP operates. As this affiliation is a legal requirement for the Metal and Electrical Engineering Industry it has no expiration date. This PME multi-employer plan (a career average plan) covers 1,300 companies and 616,000 participants. The plan monitors its risk on an aggregate basis, not by company or participant and can therefore not be accounted for as a defined benefit plan. The pension fund rules state that the only obligation for affiliated companies will be to pay the annual plan contributions. There is no obligation for affiliated companies to fund plan deficits. Affiliated companies are also not entitled to any possible surpluses in the pension fund.

Every participating company contributes the same fixed percentage of its total pension base, being pensionable salary minus an individual offset. The Company’s pension cost for any period is the amount of contributions due for that period.

The contribution rate for the mandatory scheme will decrease from 26.1% (2016) to 25.8% (2017).

PME multi-employer plan	2016	2015	2014
NXP’s contributions to the plan	36	37	48
(including employees’ contributions)	4	4	4
Average number of NXP’s active employees participating in the plan	2,415	2,668	2,881
NXP’s contribution to the plan exceeded more than 5 percent of the total contribution (as of December 31 of the plan’s year end)	No	No	No

The amount for pension costs included in the statement of operations for the year 2016 was $102 million (2015: $69 million; 2014: $77 million) of which $44 million (2015: $21 million; 2014: $21 million) represents defined-contribution plans and $32 million (2015: $32 million; 2014: $41 million) represents the PME multi-employer plans.

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

The total cost of defined-benefit plans amounted to $26 million in 2016 (2015: $16 million; 2014: $15 million) consisting of $27 million ongoing cost (2015: $20 million; 2014: $15 million) and a gain of $1 million from special events resulting from restructurings, curtailments and settlements (2015: $4 million; 2014: nil).

The table below provides a summary of the changes in the pension benefit obligations and defined-benefit pension plan assets for 2016 and 2015, associated with the Company’s dedicated plans, and a reconciliation of the funded status of these plans to the amounts recognized in the consolidated balance sheets.

	2016	2015
Projected benefit obligation
Projected benefit obligation at beginning of year	561	447
Service cost	17	12
Interest cost	14	11
Actuarial (gains) and losses	53	(18)
Curtailments and settlements	(15)	(16)
Benefits paid	(21)	(14)
Pension liabilities held-for-sale	(28)	—
Benefit obligation assumed in acquisitions	—	177
Exchange rate differences	(17)	(38)

Projected benefit obligation at end of year	564	561

Plan assets
Fair value of plan assets at beginning of year	190	157
Actual return on plan assets	3	7
Employer contributions	21	10
Curtailments and settlements	(15)	(12)
Benefits paid	(21)	(14)
Pension assets held-for-sale	(2)	—
Plan assets acquired in acquisitions	—	56
Exchange rate differences	(4)	(14)

Fair value of plan assets at end of year	172	190

Funded status	(392)	(371)

Classification of the funded status is as follows
- Prepaid pension cost within other non-current assets	—	4
- Accrued pension cost within other non-current liabilities	(380)	(368)
- Accrued pension cost within accrued liabilities	(12)	(7)

Total	(392)	(371)

Accumulated benefit obligation
Accumulated benefit obligation for all Company-dedicated benefit pension plans	524	518

Plans with assets less than accumulated benefit obligation
Funded plans with assets less than accumulated benefit obligation
- Fair value of plan assets	171	73
- Accumulated benefit obligations	327	209
- Projected benefit obligations	357	243
Unfunded plans
- Accumulated benefit obligations	195	196
- Projected benefit obligations	204	204

Amounts recognized in accumulated other comprehensive income (before tax)
Total AOCI at beginning of year	42	70
- Net actuarial loss (gain)	54	(21)
- Exchange rate differences	(5)	(7)

Total AOCI at end of year	91	42

The weighted average assumptions used to calculate the projected benefit obligations were as follows:

	2016	2015
Discount rate	2.0%	2.5%
Rate of compensation increase	1.9%	2.2%

The weighted average assumptions used to calculate the net periodic pension cost were as follows:

	2016	2015	2014
Discount rate	2.5%	2.6%	3.7%
Expected returns on plan assets	3.5%	4.2%	4.2%
Rate of compensation increase	2.2%	1.8%	2.3%

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

The components of net periodic pension costs were as follows:

	2016	2015	2014
Service cost	17	12	10
Interest cost on the projected benefit obligation	14	11	13
Expected return on plan assets	(6)	(6)	(7)
Amortization of net (gain) loss	2	3	(1)
Curtailments & settlements	(1)	(6)	—
Other	—	2	—

Net periodic cost	26	16	15

A sensitivity analysis shows that if the discount rate increases by 1% from the level of December 31, 2016, with all other variables held constant, the net periodic pension cost would decrease by $4 million. If the discount rate decreases by 1% from the level of December 31, 2016, with all other variables held constant, the net periodic pension cost would increase by $3 million.

The estimated net actuarial loss (gain) and prior service cost that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year (2017) are $2 million and nil respectively.

Plan assets

The actual pension plan asset allocation at December 31, 2016 and 2015 is as follows:

	2016	2015
Asset category:
Equity securities	29%	29%
Debt securities	52%	55%
Insurance contracts	7%	6%
Other	12%	10%

	100%	100%

We met our target plan asset allocation. The investment objectives for the pension plan assets are designed to generate returns that, along with the future contributions, will enable the pension plans to meet their future obligations. The investments in our major defined benefit plans largely consist of government bonds, “Level 2” Corporate Bonds and cash to mitigate the risk of interest fluctuations. The asset mix of equity, bonds, cash and other categories is evaluated by an asset-liability modeling study for our largest plan. The assets of funded plans in other countries mostly have a large proportion of fixed income securities with return characteristics that are aligned with changes in the liabilities caused by discount rate volatility. Total pension plan assets of $172 million include $161 million related to the German and Japanese pension funds.

The following table summarizes the classification of these assets.

	2016			2015
	Level I	Level II	Level III	Level I	Level II	Level III
Equity securities	—	48	—	—	49	—
Debt securities	9	72	—	7	81	—
Insurance contracts	—	12	—	—	12	—
Other	5	11	4	3	10	3

	14	143	4	10	152	3

The Company currently expects to make $11 million of employer contributions to defined-benefit pension plans and $6 million of expected cash payments in relation to unfunded pension plans.

Estimated future pension benefit payments

The following benefit payments are expected to be made (including those for funded plans):

2017	21
2018	16
2019	17
2020	18
2021	20
Years 2022-2026	128

Postretirement health care benefits

In addition to providing pension benefits, NXP provides retiree healthcare benefits in the US and the UK which are accounted for as defined-benefit plans.

The accumulated postretirement benefit obligation at the end of 2016 equals $18 million (2015: $54 million).

16 Debt

Short-term debt

	2016	2015
Short-term bank borrowings	—	6
Current portion of long-term debt (*)	421	550

Total	421	556

(*)	Net of adjustment for debt issuance costs.

At December 31, 2015, short-term bank borrowings of $6 million consisted of a local bank borrowing by our Chinese subsidiary. The applicable weighted average interest rate during 2015 was 2.5%.

Long-term debt

The following table summarizes the outstanding long-term debt as of December 31, 2016 and 2015:

		2016		2015
	Maturities	Amount	Effective rate	Amount	Effective rate
Floating-rate term loan	Mar, 2017	388	2.770	392	2.750
Floating-rate term loan	Jan, 2020	387	3.270	391	3.250
Floating-rate term loan	Dec, 2020	1,436	3.270	2,700	3.750
Fixed-rate 3.5% senior unsecured notes	Sep, 2016	—	—	500	3.500
Fixed-rate 3.75% senior unsecured notes	Jun, 2018	750	3.750	750	3.750
Fixed-rate 4.125% senior unsecured notes	Jun, 2020	600	4.125	600	4.125
Fixed-rate 4.125% senior unsecured notes	Jun, 2021	1,350	4.125	—	—
Fixed-rate 5.75% senior unsecured notes	Feb, 2021	500	5.750	500	5.750
Fixed-rate 5% senior secured notes	May, 2021	—	—	500	5.000
Fixed-rate 3.875% senior unsecured notes	Sep, 2022	1,000	3.875	—	—
Fixed-rate 6% senior secured notes	Jan, 2022	—	—	960	6.000
Fixed-rate 4.625% senior unsecured notes	Jun, 2022	400	4.625	400	4.625
Fixed-rate 5.75% senior unsecured notes	Mar, 2023	500	5.750	500	5.750
Fixed-rate 4.625% senior unsecured notes	Jun, 2023	900	4.625	—	—
Fixed-rate 1% cash convertible notes	Dec, 2019	1,150	1.000	1,150	1.000
Floating-rate revolving credit facility	Dec, 2020	—	—	—	—

Total principal		9,361		9,343
Liabilities arising from capital lease transactions		15		31
Unamortized discounts, premiums and debtissuance costs		(61)		(82)
Fair value of embedded cash conversion option		(128)		(167)
Purchase accounting fair value adjustmentFreescale Senior Secured Notes		—		81

Total debt, including unamortized discounts,premiums, debt issuance costs and fair value adjustments		9,187		9,206
Current portion of long-term debt		(421)		(550)

Long-term debt		8,766		8,656

	Range of interest rates	Average rate of interest	Principal amount outstanding 2016	Due in 2017	Due after 2017	Due after 2021	Average remaining term (in years)	Principal amount outstanding 2015

USD notes	2.8%-5.8%	4.1%	8,211	406	7,805	2,800	4.2	8,193
2019 Cash Convertible Senior Notes	1.0%-1.0%	1.0%	1,150	—	1,150	—	2.9	1,150
Revolving Credit Facility (1)	—	—	—	—	—	—	—	—
Bank borrowings	—	—	—	—	—	—	—	—
Liabilities arising from capital lease transactions	2.5%-13.8%	3.0%	15	15	—	—	1.3	31

		3.7%	9,376	421	8,955	2,800	4.1	9,374

(1)	We do not have any borrowings under the $600 million Revolving Credit Facility as of December 31, 2016.

As of December 31, 2016, the following principal amounts of long-term debt are due in the next 5 years:

2017	421
2018	768
2019	1,167
2020	2,370
2021	1,850
Due after 5 years	2,800

9,376

As of December 31, 2016, the book value of our outstanding long-term debt was $8,766 million, less debt issuance costs of $61 million and less original issuance/debt discount of $128 million.

As of December 31, 2016, the fixed rate notes and floating rate notes represented 76% and 24% respectively of the total principal amount of the notes outstanding at December 31, 2016. The remaining tenor of secured debt is on average 4.1 years.

Accrued interest as of December 31, 2016 is $48 million (December 31, 2015: $46 million).

2016 Financing Activities

2020 Term Loan

On September 22, 2016, NXP entered into a new $1,440 million aggregate principal amount Senior Secured Term Loan Facility due December 7, 2020. Concurrently, NXP repaid the $1,440 million principal amount Senior Secured Term Loan Facility due December 7, 2020.

2022 Senior Unsecured Notes

On August 11, 2016, NXP B.V., together with NXP Funding LLC, issued U.S. dollar-denominated 3.875% Senior Unsecured Notes with an aggregate principal amount of $1,000 million, due September 1, 2022. The interest is payable semi-annually on March 1 and September 1 of each year, beginning on March 1, 2017. The Notes were issued at par and were recorded at their fair value of $1,000 million on the accompanying Consolidated Balance Sheet. NXP used the net proceeds from the offering of the Notes to redeem the remaining $960 million aggregate principal amount of its outstanding Senior Secured Notes due 2022 and to pay for certain costs and expenses related thereto.

2021 Additional Senior Unsecured Notes

On August 1, 2016, NXP B.V., together with NXP Funding LLC, issued an aggregate principal amount of $500 million of 4.125% Senior Unsecured Notes due 2021 (the “Additional Notes”). The Additional Notes were issued at a price of 101.875% and are of the same class as the existing 4.125% Senior Notes due 2021 originally issued on May 23, 2016. NXP used the net proceeds from the offering of the Additional Notes to redeem $200 million aggregate principal amount of its outstanding Senior Notes due 2016 and used the remainder of the proceeds for general corporate purposes.

2021 and 2023 Senior Unsecured Notes

On May 23, 2016, NXP B.V. together with NXP Funding LLC issued U.S. dollar-denominated 4.125% and 4.625% Senior Unsecured Notes with aggregate principal amounts of $850 million, due June 1, 2021 and $900 million, due June 1, 2023. The interest is payable semi-annually on June 1 and December 1 of each year, beginning on December 1, 2016. These Notes were issued at par and were recorded at their fair value of $850 million and $900 million, respectively, on the accompanying Consolidated Balance Sheet. NXP used the net proceeds from the offering of the Notes and cash on hand to repay $1,250 million aggregate principal amount of its existing Secured Term Loan B due 2020 and $500 million aggregate principal amount of its outstanding Senior Secured Notes due 2021.

2016 Senior Unsecured Notes

On February 23, April 27 and August 1, 2016, NXP B.V., together with NXP Funding LLC, issued redemption notices for an aggregate principal amount of $200 million, $100 million and $200 million, respectively, of its outstanding 3.5% Senior Unsecured Notes due 2016. The funds from this redemption came from available surplus cash.

Certain terms and Covenants of the U.S. dollar-denominated notes

The Company is not required to make mandatory redemption payments or sinking fund payments with respect to the notes. With respect to the Term Loans, the Company is required to repay $18 million annually.

The indentures governing the notes contain covenants that, among other things, limit the Company’s ability and that of restricted subsidiaries to incur additional indebtedness, create liens, pay dividends, redeem capital stock or make certain other restricted payments or investments; enter into agreements that restrict dividends from restricted subsidiaries; sell assets, including capital stock of restricted subsidiaries; engage in transactions with affiliates; and effect a consolidation or merger. The Company has been in compliance with any such indentures and financing covenants.

Certain portions of long-term and short-term debt as of December 31, 2016 in the principal amount of $2,211 million (2015: $4,943 million) have been secured by collateral on substantially all of the Company’s assets and of certain of its subsidiaries.

Each series of the Senior Unsecured Notes are fully and unconditionally guaranteed jointly and severally, on a senior basis by certain of the Company’s current and future material wholly owned subsidiaries (“Guarantors”).

Pursuant to various security documents related to the above mentioned term loans and the $600 million committed revolving credit facility, the Company and each Guarantor has granted first priority liens and security interests in, amongst others, the following, subject to the grant of further permitted collateral liens:

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

Prior to September 1, 2019, holders may convert their 2019 Cash Convertible Senior Notes into cash upon the occurrence of one of the following events:

•	the price of NXP’s common stock reaches 130% of the conversion price on each applicable trading day during certain periods of time specified in the 2019 Cash Convertible Senior Notes;

•	specified corporate transactions occur; or

•	the trading price of the 2019 Cash Convertible Senior Notes falls below 98% of the product of (i) the last reported sales price of NXP’s common stock and (ii) the conversion rate on the date.

On or after September 1, 2019, until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their 2019 Cash Convertible Senior Notes into cash at any time, regardless of the foregoing circumstances. NXP may not redeem the 2019 Cash Convertible Senior Notes prior to maturity.

The initial cash conversion rate for the 2019 Cash Convertible Senior Notes is 9.7236 shares of NXP’s common stock per $1,000 principal amount of 2019 Cash Convertible Senior Notes, equivalent to a cash conversion price of $102.84 per share of NXP’s common stock, with the amount due on conversion payable in cash. Upon cash conversion, a holder will receive the sum of the daily settlement amounts, calculated on a proportionate basis for each day, during a specified observation period following the cash conversion date.

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

As of December 31, 2016, none of the conditions allowing the holders of the 2019 Cash Convertible Senior Notes to convert the 2019 Cash Convertible Senior Notes into cash had been met.

The requirement that NXP must settle the conversion of the Notes in cash gives rise to a derivative instrument that must be bifurcated from the debt host. The embedded cash conversion option within the Cash Convertible Notes is required to be separated from the Cash Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our Consolidated Statements of Income in other (expense) income, net until the cash conversion option settles or expires. The initial fair value liability of the embedded cash conversion option simultaneously reduced the carrying value of the Cash Convertible Notes (effectively an original issuance discount). The embedded cash conversion option is measured and reported at fair value on a recurring basis, within Level 3 of the fair value hierarchy. The fair value of the embedded cash conversion option at December 31, 2016 was $258 million (2015: $241 million) which is recorded in other long-term liabilities in the accompanying balance sheet. For the year ended December 31, 2016, the change in the fair value of the embedded cash conversion option resulted in a loss of $17 million (2015: a loss of $38 million).

Concurrently with the pricing of the 2019 Cash Convertible Senior Notes, NXP entered into hedge transactions, or the Notes Hedges, with various parties whereby NXP has the option to receive the cash amount that may be due to the Notes holders at maturity in excess of the $1,150 million principal amount of the notes, subject to certain conversion rate adjustments in the Notes Indenture. These options expire on December 1, 2019, and must be settled in cash. The aggregate cost of the Notes Hedges was $208 million. The Notes Hedges are accounted for as derivative assets, and are included in Other assets in NXP’s Consolidated Balance Sheet. As of December 31, 2016, the estimated fair value of the Notes Hedges was $258 million (2015: $241 million).

The Notes Embedded Conversion Derivative and the Notes Hedges are adjusted to fair value each reported period and unrealized gains and losses are reflected in NXP’s Consolidated Statements of Operations. Because the fair values of the Notes Embedded Conversion Derivative and the Notes Hedges are designed to have similar offsetting values, there was no impact to NXP’s Consolidated Statements of Operations relating to these adjustments to fair value during fiscal 2016 (2015: no impact).

In separate transactions, NXP also sold warrants, to various parties for the purchase of up to 11.18 million shares of NXP’s common stock at a strike price of $133.32 per share in a private placement pursuant to Section 4(2) of the Securities Act of 1933, as amended, or the Securities Act. The Warrants expire on various dates from March 2, 2020, through April 30, 2020, and will be net share settled. NXP received $134 million in cash proceeds from the sale of the Warrants, which were at the time of issuance recorded in Other non-current liabilities. As of January 1, 2016, as of result of the acquisition of Freescale, NXP has concluded that the functional currency of the holding company is USD. Consequently, beginning from January 1, 2016, the Warrants with a carrying value of $168 million were reclassified to stockholders’ equity, and mark-to-market accounting is no longer applicable. The Warrants are included in diluted earnings per share to the extent the impact is dilutive. As of December 31, 2016, the Warrants were not dilutive.

The principal amount, unamortized debt discount and net carrying amount of the liability component of the 2019 Cash Convertible Senior Notes as of December 31, 2016 and 2015 was as follows:

(in millions)	As of December 31
	2016	2015
Principal amount of 2019 Cash Convertible Senior Notes	1,150	1,150
Unamortized debt discount of 2019 Cash Convertible Senior Notes	136	178
Net liability of 2019 Cash Convertible Senior Notes	1,014	972

The effective interest rate, contractual interest expense and amortization of debt discount for the 2019 Cash Convertible Senior Notes for fiscal 2016 and 2015 were as follows:

(in millions, except percentage)	2016	2015
Effective interest rate	5.14%	5.14%
Contractual interest expense	12	12
Amortization of debt discount	40	38

As of December 31, 2016, the if-converted value of the 2019 Cash Convertible Senior Notes exceeded the principal amount of the Notes. The total fair value of the 2019 Cash Convertible Senior Notes was $1,310 million.

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

17 Commitments and Contingencies

Lease Commitments

At December 31, 2016 and 2015, there were no material capital lease obligations. Long-term operating lease commitments totaled $113 million as of December 31, 2016 (2015: $172 million). The long-term operating leases are mainly related to the rental of buildings and tools. These leases expire at various dates during the next 30 years. Future minimum lease payments under operating leases are as follows:

2017	33
2018	23
2019	17
2020	12
2021	5
Thereafter	23

Total future minimum leases payments	113

Rent expense amounted to $68 million in 2016 (2015: $70 million; 2014: $63 million).

Purchase Commitments

The Company maintains purchase commitments with certain suppliers, primarily for raw materials, semi finished goods and manufacturing services and for some non-production items. Purchase commitments for inventory materials are generally restricted to a forecasted time-horizon as mutually agreed upon between the parties. This forecasted time-horizon can vary for different suppliers. As of December 31, 2016, the Company had purchase commitments of $550 million, which are due through 2025.

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

Based on the most current information available to it and based on its best estimate, the Company also reevaluates at least on a quarterly basis the claims that have arisen to determine whether any new accruals need to be made or whether any accruals made need to be adjusted. Based on the procedures described above, the Company has an aggregate amount of approximately $22 million accrued for legal proceedings pending as of December 31, 2016, compared to approximately $28 million as of December 31, 2015. The accruals are included in “Accrued liabilities” and “Other non-current liabilities”. There can be no assurance that the Company’s accruals will be sufficient to cover the extent of its potential exposure to losses, but historically, legal actions have not had a material adverse effect on the Company’s business, results of operations or financial condition.

The Company also estimates the aggregate range of reasonably possible losses in excess of the amount accrued based on currently available information for those cases for which such estimate can be made. The estimated aggregate range requires significant judgment, given the varying stages of the proceedings (including the fact that many of them are currently in preliminary stages), the existence of multiple defendants (including the Company) in such claims whose share of liability has yet to be determined, the numerous yet-unresolved issues in many of the claims, and the attendant uncertainty of the various potential outcomes of such claims. Accordingly, the Company’s estimate will change from time to time, and actual losses may be more than the current estimate. As at December 31, 2016, the Company believes that for all litigation pending its aggregate exposure to loss in excess of the amount accrued could range between $0 and approximately $125 million.

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

In addition, the Company is currently assisting Motorola in the defense of eight personal injury lawsuits due to indemnity obligations included in the agreement that separated Freescale from Motorola in 2004. The multi-plaintiff lawsuits are pending in the Circuit Court of Cook County, Illinois. These claims allege a link between working in semiconductor manufacturing clean room facilities and birth defects in 53 individuals. The eight suits allege exposures that occurred between 1965 and 2006. Each suit seeks an unspecified amount of damages in compensation for the alleged injuries; however, each plaintiff will likely seek substantial compensatory and punitive damages from Motorola which, if proven and recovered, the Company considers to be material. A portion of any indemnity due to Motorola will be reimbursed to NXP if Motorola receives an indemnification payment from its insurance coverage. Motorola has denied liability for these alleged injuries based on numerous defenses. Motorola has potential insurance coverage for many of the years indicated above, but with differing types and levels of coverage, self-insurance retention amounts and deductibles. Motorola has no insurance coverage for a potential punitive damage award. We are in discussions with Motorola and their insurers regarding the availability of applicable insurance coverage for each of the individual cases.

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

As of December 31, 2016 we have recorded $84 million for environmental remediation costs, which are primarily included in other non-current liabilities in the accompanying Consolidated Balance Sheet. This amount represents the undiscounted future cash flows of our estimated share of costs incurred in environmental cleanup sites without considering recovery of costs from any other party or insurer, since in most cases potentially responsible parties other than us may exist and be held responsible.

18 Stockholders’ Equity

The share capital of the Company as of December 31, 2016 and 2015 consists of 1,076,257,500 authorized shares, including 430,503,000 authorized shares of common stock, and 645,754,500 authorized but unissued shares of preferred stock.

At December 31, 2016, the Company has issued and paid up 346,002,862 shares (2015: 346,002,862 shares) of common stock each having a par value of €0.20 or a nominal stock capital of €69 million.

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

The following transactions took place resulting from employee option and share plans in 2016:

2016
Total shares in treasury at beginning of year	3,998,982
Total cost	342
Shares acquired under repurchase program	15,537,868
Average price in $ per share	82.36
Amount paid	1,280
Shares delivered	8,926,870
Average price in $ per share	79.25
Amount received	115
Total shares in treasury at end of year	10,609,980
Total cost	915

19 Accumulated Other Comprehensive Income (Loss)

Total comprehensive income (loss) represents net income (loss) plus the results of certain equity changes not reflected in the Consolidated Statements of Operations. The after-tax components of accumulated other comprehensive income (loss) and their corresponding changes are shown below:

	Net investment hedge	Currency translation differences	Change in fair value cash flow hedges	Net actuarial gain/(losses)	Unrealized gains/losses available-for sale securities	Accumulated Other Comprehensive Income (loss)
As of December 31, 2014	(331)	627	(2)	(85)	1	210
Other comprehensive income (loss) before reclassifications	(190)	131	(2)	28	(1)	(34)
Amounts reclassified out of accumulated other comprehensive income (loss)	—	—	2	—	—	2
Tax effects	—	—	—	3	—	3
Other comprehensive income (loss)	(190)	131	—	31	(1)	(29)

As of December 31, 2015	(521)	758	(2)	(54)	—	181
Reclassification	521	(521)				—
Other comprehensive income (loss) before reclassifications	—	(124)	—	(22)	6	(140)
Amounts reclassified out of accumulated other comprehensive income (loss)	—	—	(1)	—	—	(1)
Tax effects	—	—	1	(5)	(2)	(6)
Other comprehensive income (loss)	—	(124)	—	(27)	4	(147)

As of December 31, 2016	—	113	(2)	(81)	4	34

20 Related-party Transactions

The Company’s related parties are the members of the board of directors of NXP Semiconductors N.V., the members of the management team of NXP Semiconductors N.V., equity-accounted investees and Qualcomm Incorporated.

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

The following table presents the amounts related to revenue and expenses incurred in transactions with these related parties:

	2016	2015	2014
Revenue	59	8	11
Purchase of goods and services	116	85	103

The following table presents the amounts related to receivable and payable balances with these related parties:

	2016	2015
Receivables	13	24
Payables	29	24

21 Fair Value of Financial Assets and Liabilities

The following table summarizes the estimated fair value and carrying amount of our financial instruments measured on a recurring basis:

			December 31, 2016		December 31, 2015
	Fair value hierarchy		Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Assets:
Notes hedges	3	1)	258	258	241	241
Other financial assets	2		40	40	47	47
Derivative instruments-assets	2		3	3	2	2

Liabilities:
Short-term debt	2		(15)	(15)	(22)	(22)
Short-term debt (bonds)	2		(406)	(406)	(534)	(535)
Long-term debt (bonds)	2		(7,752)	(8,011)	(7,669)	(7,723)
2019 Cash Convertible Senior Notes	2		(1,014)	(1,310)	(972)	(1,260)
Other long-term debt	2		(1)	(1)	(15)	(15)
Notes Embedded Conversion Derivative	3	1)	(258)	(258)	(241)	(241)
Warrants	2		—	—	(168)	(168)
Derivative instruments-liabilities	2		(6)	(6)	(4)	(4)

1)	During the fourth quarter of 2016, the Notes hedges and the Notes Embedded Conversion Derivative were transferred from level 2 to level 3 of the fair value hierarchy.

The following methods and assumptions were used to estimate the fair value of financial instruments:

Other financial assets and derivatives

For other financial assets and derivatives the fair value is based upon significant other observable inputs depending on the nature of the other financial asset and derivative.

Notes hedges and Notes Embedded Conversion Derivative

At December 31, 2016, the Notes hedges and the Notes Embedded Conversion Derivative are measured at fair value using level 3 inputs. The instruments are not actively traded and are valued at the measurement date using an option pricing model that uses observable inputs for the share price of NXP’s common stock, the risk-free interest rate, dividend yield and the term, in combination with a significant unobservable input for volatility, that we determine based upon a hypothetical market place and is a factor of 32%-48%. The change in the fair value of the Notes hedges and Notes Embedded Conversion Derivative was solely the gain and loss, respectively for each instrument that was recognized.

Debt

The fair value is estimated on the basis of observable inputs other than quoted prices in active markets for identical liabilities for certain issues, or on the basis of discounted cash flow analyses. Accrued interest is included under accrued liabilities and not within the carrying amount or estimated fair value of debt.

Warrants

At the time of the issuance of the 2019 Cash Convertible Senior Notes, NXP entered into separate warrant transactions with various parties for the purchase of up to 11.18 million shares of NXP’s common stock at a price of $133.32 per share in a private placement. The warrants expire on various dates from March 2, 2020, through April 30, 2020, and will be net share settled. NXP received $134 million in cash proceeds from the sale of the Warrants, which was recorded in other non-current liabilities. As of January 1, 2016, as a result of the acquisition of Freescale, NXP has concluded that the functional currency of the holding company is USD. Consequently, beginning from January 1, 2016, the warrants with a carrying value of $168 million were reclassified to stockholders’ equity, and mark-to-market accounting is no longer applicable. The warrants are included in diluted earnings per share to the extent the impact is dilutive. As of December 31, 2016, the warrants were not dilutive.

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

Currency risk

The Company’s transactions are denominated in a variety of currencies. The Company uses financial instruments to reduce its exposure to the effects of currency fluctuations. Accordingly, the Company’s organizations identify and measure their exposures from transactions denominated in other than their own functional currency. We calculate our net exposure on a cash flow basis considering balance sheet items, actual orders received or made and anticipated revenue and expenses. The Company generally hedges foreign currency exposures in relation to transaction exposures, such as receivables/payables resulting from such transactions and part of anticipated sales and purchases. The Company generally uses forwards to hedge these exposures. As of January 1, 2016, as a result of the acquisition of Freescale, NXP has concluded that the functional currency of the holding company is USD. Beginning from January 1, 2016, our U.S. dollar-denominated notes and short term loans will no longer need to be re-measured. Prior to January 1, 2016, the U.S. dollar-denominated debt held by our Dutch subsidiary (which had at that time a euro functional currency) could have generated adverse currency results in financial income and expenses depending on the exchange rate movement between the euro and the U.S. dollar. This exposure was partially mitigated by the application of net investment hedge accounting, which had been applied since May 2011. The U.S. dollar exposure of the net investment in U.S. dollar functional currency subsidiaries was hedged by certain of our U.S. dollar denominated debt. The hedging relationship was assumed to be highly effective. Foreign currency gains or losses on this U.S. dollar debt that were recorded in a euro functional currency entity that were designated as, and to the extent they were effective, as a hedge of the net investment in our U.S. dollar foreign entities, were reported as a translation adjustment in other comprehensive income within equity, and offset in whole or in part the foreign currency changes to the net investment that were also reported in other comprehensive income. Absent the application of net investment hedging, these amounts would have been recorded as a loss within financial income (expense) in the statement of operations. No amount resulting from ineffectiveness of net investment hedge accounting was recognized in the statement of operations in 2015 and 2014.

23 Segments and Geographical Information

NXP is organized into two reportable segments, High Performance Mixed Signal (“HPMS”) and Standard Products (“SP”). Corporate and Other represents the remaining portion to reconcile to the Consolidated Financial Statements. Effective with the Merger, the operations of Freescale were primarily incorporated into the HPMS reportable segment.

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

Because the Company meets the criteria for aggregation set forth under ASC 280 “Segment Reporting”, and the operating segments have similar economic characteristics, the Company aggregates the results of operations of the Automotive, Secure Identification Solutions, Secure Connected Devices and Secure Interfaces and Infrastructure operating segments into one reportable segment, HPMS, and the Standard Products and General Purpose Logic operating segments into another reportable segment, SP.

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

Detailed information by segment for the years 2016, 2015 and 2014 is presented in the following tables.

Revenue	2016	2015	2014
HPMS	8,086	4,720	4,208
SP	1,220	1,241	1,275
Corporate and Other (1)	192	140	164

	9,498	6,101	5,647

Operating income (loss)	2016	2015	2014
HPMS	(302)	1,885	983
SP	268	264	120
Corporate and Other (1)	(116)	(134)	(54)

	(150)	2,015	1,049

(1)	Corporate and Other is not a segment under ASC 280 “Segment Reporting”. Corporate and Other includes revenue related to Manufacturing Operations, unallocated expenses not related to any specific business segment and corporate restructuring charges.

Goodwill assigned to segments	Cost at January 1, 2016	Acquisitions	Transfer to asset held for sale	Translation differences and other changes	Cost at December 31, 2016
HPMS	8,769	14	(6)	(49)	8,728
SP	373	—	(343)	2	32
Corporate and Other (1)	272	—	—	(3)	269

	9,414	14	(349)	(50)	9,029

See note 3 for further information regarding the acquisition of Freescale.

	Accumulated impairment at January 1, 2016	Translation differences and other changes	Accumulated impairment at December 31, 2016
HPMS	(154)	—	(154)
SP	(32)	—	(32)
Corporate and Other (1)	—	—	—
	(186)	—	(186)

(1)	Corporate and Other is not a segment under ASC 280 “Segment Reporting”.

Geographical Information

	Revenue (1)			Property, plant and equipment
	2016	2015	2014	2016	2015	2014
China	3,882	3,135	2,756	251	360	116
Netherlands	285	177	171	183	161	169
United States	906	415	396	922	1,115	5
Singapore	984	526	452	166	186	200
Germany	623	392	450	52	98	80
Japan	550	316	245	1	2	1
South Korea	369	268	287	—	1	1
Malaysia	231	41	47	378	473	79
Other countries	1,668	831	843	399	526	472

	9,498	6,101	5,647	2,352	2,922	1,123

(1)	Revenue attributed to geographic areas is based on the customer’s shipped-to location (except for intellectual property license revenue which is attributable to the Netherlands).

24 Subsequent Events

NXP B.V. and NXP Funding LLC, subsidiaries of NXP, delivered notice on February 7, 2017 that it will pre-pay (i) all its outstanding floating-rate term loan due March 2017 (“Term Loan E”) in an aggregate principal amount of $388 million, (ii) all its outstanding floating-rate term loan due January 2020 (“Term Loan D”) in an aggregate principal amount of $387 million and (iii) all its outstanding floating-rate term loan due December 2020 (“Term Loan F”) in an aggregate principal amount of $1,436 million, in each case, together with accrued interest and applicable fees. The funds for these pre-payments will come from the proceeds of the previously announced completion of the divestiture of the Standard Products business of NXP.

Additionally, on February 7, 2017, NXP B.V., together with NXP Funding LLC, delivered notice to holders of its 5.75% Senior Notes due 2021 (the “Notes”) that it will redeem on March 9, 2017, $500 million of the outstanding aggregate principal amount of these Notes, which represents all of the outstanding aggregate principal amount of the Notes, as permitted under Article 3 of the indenture dated February 14, 2013 and paragraph 5 of the Notes. The funds for this redemption will come from available surplus cash.