Form 20-F
period 2017-12-31
NXP Semiconductors N.V.
filed 2018-04-11
CIK 1413447

As filed with the Securities and Exchange Commission on April 11, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Class	Outstanding at December 31, 2017
Ordinary shares, par value EUR 0.20 per share	346,002,862 shares

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

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

This Annual Report on Form 20-F for the fiscal year ended December 31, 2017 (the “Annual Report”) contains forward-looking statements that contain risks and uncertainties. Our actual results may differ significantly from future results as a result of factors such as those set forth in Part I. Item 3.D. Risk Factors and Part I, Item 5.G. Safe Harbor.

The financial information included in this Annual Report is based on United States Generally Accepted Accounting Principles (U.S. GAAP), unless otherwise indicated.

In presenting and discussing our financial position, operating results and cash flows, management uses certain non-U.S. GAAP financial measures. These non-U.S. GAAP financial measures should not be viewed in isolation or as alternatives to the equivalent U.S. GAAP measures and should be used in conjunction with the most directly comparable U.S. GAAP measures. A discussion of non-U.S. GAAP measures included in this Annual Report and a reconciliation of such measures to the most directly comparable U.S. GAAP measures are set forth under “Use of Certain Non-U.S. GAAP Financial Measures” contained in this Annual Report under Part I, Item 5.A. Operating Results.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

On June 14, 2016, NXP announced an agreement to divest its Standard Products (“SP”) business to a consortium of financial investors consisting of Beijing JianGuang Asset Management Co., Ltd (“JAC Capital”) and Wise Road Capital LTD (“Wise Road Capital”). On February 6, 2017, we divested SP (subsequently named “Nexperia”), receiving $2.6 billion in cash proceeds, net of cash divested.

On February 20, 2018, NXP entered into an amendment (the “Purchase Agreement Amendment”) to that certain Purchase Agreement, dated as of October 27, 2016 (as amended, the “Purchase Agreement”), with Qualcomm River Holdings B.V. (“Buyer”), a wholly-owned, indirect subsidiary of QUALCOMM Incorporated (“Qualcomm”). Pursuant to the Purchase Agreement Amendment, Buyer agreed to revise the terms of its tender offer to acquire all of the issued and outstanding common shares of NXP and increase the offer price from $110 per share to $127.50 per share, less any applicable withholding taxes and without interest to the holders thereof, payable in cash, for estimated total cash consideration of $44 billion. The tender offer is not subject to any financing condition. In addition, Buyer and NXP agreed to reduce the minimum condition of outstanding common shares of NXP that must be validly tendered and not properly withdrawn from 80% of the outstanding common shares to 70% of the outstanding common shares as of the expiration of the tender offer. Pending the receipt of certain regulatory approvals, as well as satisfaction of other customary closing conditions, the proposed transaction is expected to close in the first half of 2018.

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

On November 6, 2017, Broadcom Limited (“Broadcom”) proposed an unsolicited offer to acquire all of the issued and outstanding shares of Qualcomm, subject to a number of conditions, including regulatory approvals. On March 14, 2018, Broadcom withdrew and terminated its offer to acquire Qualcomm.

A. Selected Financial Data

The following table presents a summary of our selected historical consolidated financial data. We prepare our financial statements in accordance with U.S. GAAP.

The results of operations for prior years are not necessarily indicative of the results to be expected for any future period.

On February 6, 2017, we divested our Standard Products (“SP”) business, receiving $2.6 billion in cash proceeds, net of cash divested. Prior to February 6, 2017, the results of the SP business were included in the reportable segment SP.

On December 7, 2015, we acquired Freescale Semiconductor, Ltd. (“Freescale”) for a total consideration of $11.6 billion (the “Merger”). The results of their operations and the estimated fair value of the assets acquired and liabilities assumed in the business combination are included in our financial statements from the date of acquisition forward.

The selected historical consolidated financial data should be read in conjunction with the discussion under Part I, Item 5.A. Operating Results and the Consolidated Financial Statements and the accompanying notes included elsewhere in this Annual Report.

	As of and for the years ended December 31,
($ in millions unless otherwise stated)	2017(1)	2016	2015	2014	2013
Consolidated Statements of Operations:
Revenue	9,256	9,498	6,101	5,647	4,815
Gross profit(2)	4,619	4,069	2,787	2,640	2,177
Total operating expenses(3)	(4,092)	(4,228)	(2,035)	(1,601)	(1,535)
Other income (expense)(4)	1,575	9	1,263	10	9
Operating income (loss)	2,102	(150)	2,015	1,049	651
Financial income (expense)	(366)	(453)	(529)	(410)	(274)
Net income (loss) attributable to stockholders	2,215	200	1,526	539	348
Earnings per share data:
Net income per common share attributable to stockholders in $
• Basic	6.54	0.59	6.36	2.27	1.40
• Diluted	6.41	0.58	6.10	2.17	1.36
Weighted average number of shares of common stock outstanding during the year (in thousands)
• Basic	338,646	338,477	239,764	237,954	248,526
• Diluted	345,802	347,607	250,116	248,609	255,050
Consolidated balance sheet data(5):
Cash and cash equivalents	3,547	1,894	1,614	1,185	670
Total assets	24,049	24,898	26,354	6,850	6,402
Net assets	13,716	11,156	11,803	801	1,546
Working capital(6)	4,077	3,386	2,820	1,340	939
Total debt(7), (8)	6,565	9,187	9,212	3,956	3,274
Total stockholders’ equity	13,527	10,935	11,515	538	1,301
Common stock	71	71	68	51	51
Other operating data:
Capital expenditures	(552)	(389)	(341)	(329)	(215)
Depreciation and amortization(9)	2,173	2,205	517	405	514
Consolidated statements of cash flows data:
Net cash provided by (used for):
Operating activities	2,447	2,303	1,330	1,468	891
Investing activities	2,072	(627)	(430)	(387)	(240)
Financing activities	(2,886)	(1,392)	(449)	(554)	(598)
Net cash provided by (used for) continuing operations	1,633	284	451	527	53

(1)	Reflects the results of the SP business up to the February 6, 2017 divestment.
(2)	Gross profit in 2016 includes a charge of $448 million (2015: $149 million), resulting from the purchase accounting effect on the inventory acquired from Freescale.
(3)	Total operating expenses in 2016 include charges related to the acquisition of Freescale as follows - $1,430 million for the amortization of acquisition-related intangibles, which includes an impairment charge of $89 million relative to In-process research and development (IPR&D) that was acquired from Freescale, and $53 million of merger and integration related costs. In 2015, total operating expenses include charges related to the acquisition of Freescale as follows - $226 million in restructuring charges, $105 million for the amortization of acquisition-related intangibles, $49 million of stock based compensation charges related to employees terminated as a result of the Merger and $42 million of merger related costs.
(4)	Other income (expense) in 2017 includes the recognition of the gain on the sale of our SP business ($1,597 million). Other income (expense) in 2015 includes the recognition of the gains from the sale of our Bipolar business on November 9, 2015 and the sale of our RF Power business on December 7, 2015. See the section on Other Significant Transactions in Part I, Item 4. B. Business Overview.
(5)	Consolidated balance sheet data as of 2015 includes the impact of purchase accounting on the assets acquired and liabilities assumed in connection with our acquisition of Freescale.
(6)	Working capital is calculated as current assets less current liabilities (excluding short-term debt).
(7)	On December 7, 2015, in connection with the Merger, NXP entered into a $2.7 billion secured term loan (“Term Loan B”). Proceeds from among others the Term Loan B were used to (i) pay the cash consideration in connection with the Merger, (ii) effect the repayment of certain amounts under Freescale’s outstanding credit facility and (iii) pay certain transaction costs. In February 2017, NXP repaid all Term Loans, including Term Loan B, with the funds from the proceeds of the divestment of the SP business. Additionally, $500 million was repaid on the 2021 unsecured senior notes in March 2017.
(8)	As adjusted for our cash and cash equivalents our net debt was calculated as follows:

($ in millions)	2017	2016	2015	2014	2013
Long-term debt	5,814	8,766	8,656	3,936	3,234
Short-term debt	751	421	556	20	40

Total debt	6,565	9,187	9,212	3,956	3,274
Less: cash and cash equivalents	(3,547)	(1,894)	(1,614)	(1,185)	(670)

Net debt	3,018	7,293	7,598	2,771	2,604

Net debt is a non-GAAP financial measure. See “Use of Certain Non-GAAP Financial Measures” under Part I, 5.A. Operating Results.

(9)	Depreciation and amortization includes the effect of purchase accounting related to acquisitions. The effect of purchase accounting in depreciation and amortization was $1,741 million in 2017, $1,782 million (which includes an impairment charge of $89 million relative to IPR&D that was acquired from Freescale) in 2016, $252 million in 2015, $164 million in 2014 and $246 million in 2013.

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

The table below shows the average noon buying rates for U.S. dollars per euro for the five years ended December 31, 2017. The averages set forth in the table below have been computed using the noon buying rate on the next to last business day of each fiscal month during the periods indicated.

	Year ended December 31,
	2017	2016	2015	2014	2013
Average $ per €	1.1301	1.1065	1.1150	1.3297	1.3281

The following table shows the high and low noon buying rates for U.S. dollars per euro for each of the six months in the six-month period ended April 2, 2018:

Month	High	Low
	($ per €)
2017
October	1.1847	1.1580
November	1.1936	1.1577
December	1.2022	1.1725
2018
January	1.2488	1.1922
February	1.2482	1.2211
March	1.2440	1.2216

On April 2, 2018, the noon buying rate was $1.2288 per €1.00.

Fluctuations in the value of the euro relative to the U.S. dollar have had a significant effect on the translation into U.S. dollar of our euro-denominated assets, liabilities, revenue and expenses, and may continue to do so in the future. For further information on the impact of fluctuations in exchange rates on our operations, see the “Fluctuations in Foreign Rates May Have An Adverse Effect On Our Financial Results” section in Part I, Item 3.D. Risk Factors and the “Foreign Currency Risks” section in Part I, Item 11. Quantitative and Qualitative Disclosures About Market Risk.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The following section provides an overview of the risks to which our business is exposed. You should carefully consider the risk factors described below and all other information contained in this Annual Report, including the Consolidated Financial Statements and related notes. The occurrence of the risks described below could have a material adverse impact on our business, financial condition or results of operations. Various statements in this Annual Report, including the following risk factors, contain forward-looking statements. Please also refer to Part I, Item 5.G. Safe Harbor, contained elsewhere in this Annual Report.

Risks related to our business

There are risks and uncertainties associated with the pending offer by Qualcomm River Holdings B.V. (“Buyer”), an indirect, wholly owned subsidiary of QUALCOMM Incorporated, to purchase all of NXP’s outstanding common shares.

As described elsewhere in this Annual Report, on February 20, 2018, Buyer and NXP entered into the Purchase Agreement Amendment under which Buyer agreed to revise the terms of its tender offer to acquire all of the issued and outstanding common shares of NXP and increase the offer price from $110 per share to $127.50 per share, less any applicable withholding taxes and without interest to the holders thereof, payable in cash, subject to the satisfaction or waiver of the conditions in the Purchase Agreement. There are a number of risks and uncertainties relating to this transaction, including the following:

•	disruptions from the announcement of the proposed transaction, whether completed or not, may harm our relationships with our employees, customers, distributors, suppliers or other business partners or negatively affect our operating results and business generally;

•	various conditions to the closing of the transaction may not be satisfied or waived;

•	70% of NXP’s outstanding shares must be tendered in the Offer as a closing condition to the transaction;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Purchase Agreement, which, among other things, may cause our share price to decline to the extent that the current price of our common shares reflects an assumption that the transaction will be completed;

•	the failure to complete the transaction may result in negative publicity and a negative impression of us in the investment community;

•	we may be subject to legal proceedings related to the transaction contemplated by the Purchase Agreement;

•	failure to obtain all regulatory approvals related to the transaction, may delay the closing or result in the imposition of conditions, limitations or restrictions that could, under certain circumstances, cause Buyer to abandon the transaction;

•	the Purchase Agreement may be terminated in circumstances that would require us to pay Buyer termination compensation in the amount of $1.25 billion;

•	developments beyond our control, including but not limited to changes in domestic or global economic conditions that may affect the timing or success of the transaction;

•	the attention of our employees and management may be diverted due to activities related to the transaction;

•	our ability to attract, recruit, retain and motivate current and prospective employees who may be uncertain about their future roles and relationships with us following the completion of the transaction may be adversely affected; and

•	the Purchase Agreement restricts us from engaging in certain actions without Buyer’s approval, which could prevent us from pursuing certain business opportunities outside the ordinary course of business that arise prior to the closing of the transaction.

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

In 2008 and 2009, Europe, the United States and international markets experienced increased volatility and instability. In 2015, volatility and instability in financial markets continued following renewed investor concerns related to the economic situation in parts of the world, a decline in the growth rate of the Chinese economy, increased hostilities in the Middle East, and other world events. These, or other events, could further adversely affect the economies of the European Union, the United States and those of other countries and may exacerbate the cyclicality of our business. Among other factors, we face risks attendant to unfavourable changes related to interest rates, rates of economic growth, fiscal, monetary and trade policies of governments, tax rates and policy and changes in demand for end-user products and changes in interest rates.

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

Goodwill and other identifiable intangible assets are recorded at fair value on the date of an acquisition. As a result of our acquisition of Freescale, we recognized goodwill of $7.4 billion and intangible assets of $8.5 billion. We review our goodwill and other intangible assets balance for impairment upon any indication of a potential impairment, and in the case of goodwill, at a minimum of once a year. Impairment may result from, among other things, a sustained decrease in share price, deterioration in performance, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of or affect the products and services we sell, challenges to the validity of certain registered intellectual property, reduced sales of certain products incorporating intellectual property and a variety of other factors. The amount of any quantified impairment must be expensed immediately as a charge to results of operations. Depending on future circumstances, it is possible that we may never realize the full value of our intangible assets. Any future determination of impairment of goodwill or other identifiable intangible assets could have a material adverse effect on our financial position, results of operations and stockholders’ equity.

As our business is global, we need to comply with laws and regulations in countries across the world and are exposed to international business risks that could adversely affect our business.

We operate globally, with manufacturing, assembly and testing facilities in several continents, and we market our products globally.

As a result, we are subject to environmental, labor and health and safety laws and regulations in each jurisdiction in which we operate. We are also required to obtain environmental permits and other authorizations or licenses from governmental authorities for certain of our operations. In the jurisdictions where we operate, we need to comply with differing standards and varying practices of regulatory, tax, judicial and administrative bodies.

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

Our success and future revenue growth depends, in part, on our ability to protect our proprietary technology, our products, our proprietary designs and fabrication processes, and other intellectual property against misappropriation by others. We primarily rely on patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods, to protect our intellectual property. We may have difficulty obtaining patents and other intellectual property rights to protect our proprietary products, technology and intellectual property, and the patents and other intellectual property rights we receive may be insufficient to provide us with meaningful protection or commercial advantage. We may not be able to obtain patent protection or secure other intellectual property rights in all the countries in which we operate, and under the laws of such countries, patents and other intellectual property rights may be or become unavailable or limited in scope. Even if new patents are issued, the claims allowed may not be sufficiently broad to effectively protect our proprietary technology, processes and other intellectual property. In addition, any of our existing patents, and any future patents issued to us may be challenged, invalidated or circumvented. The protection offered by intellectual property rights may be inadequate or weakened for reasons or circumstances that are out of our control. Further, our proprietary technology, designs and processes and other intellectual property may be vulnerable to disclosure or misappropriation by employees, contractors and other persons. It is possible that competitors or other unauthorized third parties may obtain, copy, use or disclose our proprietary technologies, our products, designs, processes and other intellectual property despite our efforts to protect our intellectual property. While we hold a significant number of patents, there can be no assurances that additional patents will be issued or that any rights granted under our patents will provide meaningful protection against misappropriation of our intellectual property. Our competitors may also be able to develop similar technology independently or design around our patents. We may not have foreign patents or pending applications corresponding to all of our primary patents and applications. Even if foreign patents are granted, effective enforcement in foreign countries may not be available. In particular, intellectual property rights are difficult to enforce in some countries, since the application and enforcement of the laws governing such rights may not have reached the same level as compared to other jurisdictions where we operate. Consequently, operating in some countries may subject us to an increased risk that unauthorized parties may attempt to copy or otherwise use our intellectual property or the intellectual property of our suppliers or other parties with whom we engage. There is no assurance that we will be able to protect our intellectual property rights or have adequate legal recourse in the event that we seek legal or judicial enforcement of our intellectual property rights under the laws of such countries. Any inability on our part to adequately protect our intellectual property may have a material adverse effect on our business, financial condition and results of operations.

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

As part of our strategy, we have entered into a number of long-term strategic partnerships with other leading industry participants. For example, we have entered into a joint venture with Taiwan Semiconductor Manufacturing Company Limited (“TSMC”) called Systems on Silicon Manufacturing Company Pte. Ltd. (“SSMC”). In 2015, we established WeEn Semiconductors, a Bipolar joint venture in China with JianGuang Asset Management Co, Ltd. See Part I, Item 4.A. History and Development of the Company - Other Significant Transactions.

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

We sponsor defined benefit pension plans in a number of countries and a significant number of our employees are covered by our defined benefit pension plans. As of December 31, 2017, we had recognized a net accrued benefit liability of $456 million, representing the unfunded benefit obligations of our defined pension plans. The funding status and the liabilities and costs of maintaining these defined benefit pension plans may be impacted by financial market developments. For example, the accounting for such plans requires determining discount rates, expected rates of compensation and expected returns on plan assets, and any changes in these variables can have a significant impact on the projected benefit obligations and net periodic pension costs. Negative performance of the financial markets could also have a material impact on funding requirements and net periodic pension costs. Our defined benefit pension plans may also be subject to demographic trends. Accordingly, our costs to meet pension liabilities going forward may be significantly higher than they are today, which could have a material adverse impact on our financial condition.

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

For a discussion of the Tax Cuts and Jobs Act, recently enacted in the United States, please see the discussion below under the heading “We are exposed to a number of different tax uncertainties, which could have an impact on tax results”.

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

Additionally, in December of 2017, the United States enacted a budget reconciliation act amending the Internal Revenue Code of 1986 (the “Tax Cuts and Jobs Act”). The Tax Cuts and Jobs Act contains provisions affecting the tax treatment of both U.S. companies (such as certain of our subsidiaries) and non-U.S. companies that could materially affect us. The Tax Cuts and Jobs Act includes provisions that reduce the U.S. corporate tax rate, impose a base erosion minimum tax on income of a U.S. corporation determined without regard to certain otherwise deductible payments made to certain foreign affiliates, and impose a one-time transition tax on certain historic earnings and profits of U.S.-owned foreign subsidiaries. Many of the provisions of the Tax Cuts and Jobs Act will require guidance through the issuance of Treasury regulations or other guidance in order to assess their effect. There may be a substantial delay before such regulations are promulgated, increasing the uncertainty as to the ultimate effect of the statutory amendments on us. It is also possible that there will be technical corrections legislation proposed with respect to the Tax Cuts and Jobs Act next year, the effect of which cannot be predicted. For further information regarding the impact of the Tax Cuts and Jobs Act on us, please see Part I, Item 5.A. Operating Results.

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

The stock market in recent years has experienced significant price and volume fluctuations that have often been unrelated to the operating performance of companies. The market price for our common stock has varied between a high of $118.20 on November 3, 2017 and a low of $96.00 on January 23, 2017 in the twelve-month period ending on December 31, 2017. Although the pending Offer may reduce the volatility of the market price of our common stock in the near term, volatility may revert to historical levels for many reasons, including in response to the risks described in this section, including the risks associated with the Offer, or for reasons unrelated to our operations, such as reports by industry analysts, investor perceptions or negative announcements by our customers, competitors, peer companies or suppliers regarding their own performance, or announcements by our competitors of significant contracts, strategic partnerships, joint ventures, joint marketing relationships or capital commitments, the passage of legislation or other regulatory developments affecting us or our industry, as well as industry conditions and general financial, economic and political instability. In the past, following periods of market volatility, shareholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

The Merger with Freescale may not be accretive and may cause dilution to our earnings per share, which may harm the market price of our shares of common stock

We entered into the Merger with the expectation that it will be accretive to earnings per share in the near term. This expectation is based on estimates which may materially change. We could also encounter the failure to realize all of the benefits anticipated in the Merger. All of these factors could cause dilution to our earnings per share or decrease or delay the expected accretive effect of the Merger and cause a decrease in the price of our shares of common stock.

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

We are a foreign private issuer. As a result, in accordance with the listing requirements of the Nasdaq Global Select Market we rely on home country governance requirements and certain exemptions thereunder rather than relying on the corporate governance requirements of the Nasdaq Global Select Market. For an overview of our corporate governance principles, see Part II, Item 16.G.- Corporate Governance, including the section describing the differences between the corporate governance requirements applicable to common stock listed on the Nasdaq Global Select Market and the Dutch corporate governance requirements. Accordingly, you may not have the same protections afforded to stockholders of companies that are not foreign private issuers.

Risks related to our indebtedness

Our debt obligations expose us to risks that could adversely affect our financial condition, which could adversely affect our results of operations.

As of December 31, 2017, we had outstanding indebtedness with an aggregate principal amount of $6,650 million. Our substantial indebtedness could have a material adverse effect on our business by:

•	increasing our vulnerability to adverse economic, industry or competitive developments;

•	requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;

•	exposing us to the risk of increased interest rates in the event we have borrowings under our $600 million revolving credit facility agreement (“the RCF Agreement”) because loans under the RCF Agreement bear interest at a variable rate;

•	making it more difficult for us to satisfy our obligations with respect to our indebtedness and any failure to comply with the obligations of any our debt instruments, including restrictive covenants and borrowing conditions, could result in an event default under the indentures governing our notes and agreements governing other indebtedness;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•	limiting our ability to obtain additional financial for working capital, capital expenditures, restructurings, product development, research and development, debt service requirements, investments, acquisitions and general corporate or other purposes; and

•	limiting our flexibility in planning for, or reacting to, changes in our business or market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged and who therefore, may be able to take advantage of opportunities that our leverage prevents us from exploiting.

Despite our level of indebtedness, we may still incur significantly more debt, which could further exacerbate the risks described above and affect our ability to service and repay our debt.

If we do not comply with the covenants in our debt agreements or fail to generate sufficient cash to service and repay our debt, it could adversely affect our operating results and our financial condition.

The RCF Agreement and the indentures governing our unsecured notes or any other debt arrangements that we may have require us to comply with various covenants. If there were an event of default under any of our debt instruments that was not cured or waived, the holders of the defaulted debt could terminate commitments to lend and cause all amounts outstanding with respect to the debt to be due and payable immediately, which in turn could result in cross defaults under our other debt instruments. Our assets and cash flow may not be sufficient to fully repay borrowings under all of our outstanding debt instruments if some or all of these instruments are accelerated upon an event of default.

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

Corporate Information

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

Our corporate seat is in Eindhoven, the Netherlands. Our principal executive office is at High Tech Campus 60, 5656 AG Eindhoven, the Netherlands, and our telephone number is +31 40 2729999. Our registered agent in the United States is NXP USA, Inc., 6501 William Cannon Dr. West, Austin, Texas 78735, United States of America, phone number +1 512 8952000.

Business Combinations

On February 20, 2018, Buyer and NXP entered into the Purchase Agreement Amendment under which Buyer agreed to revise the terms of its tender offer to acquire all of the issued and outstanding common shares of NXP and increase the offer price from $110 per share to $127.50 per share, less any applicable withholding taxes and without interest to the holders thereof, payable in cash, subject to the satisfaction or waiver of the conditions in the Purchase Agreement. Pending the receipt of certain regulatory approvals, as well as satisfaction of other customary closing conditions, the proposed transaction is expected to close in the first half of 2018.

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

On December 7, 2015, NXP acquired Freescale in a stock and cash transaction for a total consideration of $11.6 billion. In connection with the Merger, each outstanding share of Freescale common stock was converted into 0.3521 shares of NXP common stock and $6.25 in cash, without interest. NXP issued 110 million shares of common stock to former holders of Freescale common stock, representing 32% of the 342 million total shares of outstanding NXP common stock after the Merger. Freescale’s financial results from the Merger date through December 31, 2017, are included in NXP’s Consolidated Statement of Operations, as discussed herein. NXP accounted for the Merger under the acquisition method of accounting in accordance with Financial Accounting Standards Board Accounting Standards Topic 805, Business Combinations, with NXP treated as the accounting acquirer, see further discussion below.

The Merger created a market leader in automotive, broad based microcontroller and security semiconductor solutions, with a highly complementary product portfolio. The Merger enables NXP to better serve a broader array of customers in strategic markets.

Other Significant Transactions

On March 27, 2018, NXP Semiconductors N.V. through its subsidiary NXP B.V., has entered into a definitive agreement to sell its 40% equity interest of Suzhou ASEN Semiconductors Co., Ltd. to J&R Holding Limited. The closing of this transaction is expected in the second quarter of 2018, subject to customary regulatory approvals.

On April 19, 2017, we sold our shares in Advanced Semiconductor Manufacturing Corporation Ltd. (ASMC), representing a 27.47 percent ownership, for a total consideration of $54 million.

On June 14, 2016, we announced an agreement to divest our Standard Products (“SP”) business to a consortium of financial investors consisting of JAC Capital and Wise Road Capital. On February 6, 2017 NXP divested SP, receiving $2.6 billion in cash proceeds, net of cash divested.

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

B. Business Overview

Semiconductor Market Overview

Semiconductors perform a broad variety of functions within electronic products and systems, including processing data, sensing, storing information and converting or controlling electronic signals. Semiconductors vary significantly depending upon the specific function or application of the end product in which the semiconductor is used and the customer who is deploying it. Semiconductors also vary on a number of technical characteristics including the degree of integration, level of customization, programmability and the process technology utilized to manufacture the semiconductor. Advances in semiconductor technology have increased the functionality and performance of semiconductors, improving their features and power consumption characteristics while reducing their size and cost. These advances have resulted in growth of semiconductors and electronic content across a diverse array of products. The semiconductor market totaled $412 billion in 2017.

Our Company

We are a global semiconductor company and a long-standing supplier in the industry, with over 50 years of innovation and operating history. For the year ended December 31, 2017, we generated revenue of $9,256 million, compared to $9,498 million for the year ended December 31, 2016.

We provide leading High Performance Mixed Signal (HPMS) and, until February 6, 2017, Standard Product (SP) solutions that leverage our combined portfolio of intellectual property, deep application knowledge, process technology and manufacturing expertise in the domains of cryptography—security, high-speed interface, radio frequency (RF), mixed-signal analog-digital (mixed A/D), power management, digital signal processing and embedded system design.

Our product solutions are used in a wide range of end-market applications including: automotive, personal security and identification, wireless and wireline infrastructure, mobile communications, multi-market industrial, consumer and computing. We engage with leading global original equipment manufacturers (OEM) and sell products in all major geographic regions.

Reporting Segments

Until February 6, 2017, NXP was organized into two market oriented reportable segments, High Performance Mixed Signal (“HPMS”) and Standard Products (“SP”). Corporate and Other represents the remaining portion (or “segment”) to reconcile to the Consolidated Financial Statements. You can find a description of each of our reportable segments below. We also have a manufacturing group that manages our manufacturing and supply chain activities.

Markets, applications and products

HPMS products consist of highly differentiated application-specific semiconductors and system solutions, which accounted for 99% of our total product revenue in 2017. We believe the HPMS market is an attractive market due to the growth in excess of the overall semiconductor market, the high barriers to entry, the loyalty of the customer base, the relative pricing stability and lower long-term capital intensity.

SP products consisted primarily of discrete semiconductor devices that could be incorporated in many different types of electronics equipment, were typically sold to a wide variety of customers, and accounted for 1% of our total product revenue in 2017, as it was divested on February 6, 2017.

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

Selected market leading positions

•  #1 in Automotive semiconductors

•  #1 Can/LIN/ Flex Ray in-vehicle networking

•  #1 passive keyless entry/ immobilizers

•  #1 car radio

•  #1 Chassis & Safety

•  #1 Powertrain

•  #2 automotive MCU

•  #2 audio amplifiers

		• #1 e-Government • #1 Transport & Access management • #1 Banking	• #1 I broad based MCU • #1 NFC	• #1 in RF Power • #1 in communication processors

Key OEM and electronic manufacturing services (EMS) end customers	• Autoliv • Bosch • Continental • Delphi • Denso • Fujitsu Ten • Lear • TRW • Valeo • Visteon	• Avery Dennison • Bundesdruckerei • China Vision Microelectronic • Chutian Dragon • Eastcompeace • Gemalto • Giesecke • HID • Linxens • Smartrac	• Amazon • Apple • BBK • Bosch • Huawei • LG • Relaince • Samsung • Visteon • ZLG Electronics	• Apple • Arris • Cisco • Ericsson • Huawei • Fujitsu • NEC • Nokia • Samsung • ZTE

The table above provides a list of our key OEM, ODM and electronic manufacturing services end customers in alphabetical order, based on 2017 revenue, of which some of whom are supplied by distributors. Key distributors across these applications are Arrow, Avnet, Edom, Nexty, Vitec and WPG.

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

For the full year 2017, we had High Performance Mixed Signal revenue of $3,762 million in automotive applications, compared to $3,379 million in 2016, which represents a 11% year over year increase. According to Strategy Analytics, the total market for automotive semiconductors was $34.1 billion in 2016, and projects it will grow at a compounded annual growth rate of 5.9% between 2016 and 2020.

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

For the full year 2017, we had High Performance Mixed Signal revenue of $523 million in SIS, compared to $737 million in 2016, which represents a 29% year over year decline. According to ABI Research, the market size for secure identification ICs was $3.5 billion in 2016, and is expected to grow at a compounded annual rate of 3.9% to $4.1 billion in 2020.

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

Our overall High Performance Mixed Signal revenue in the SCD business was $2,587 million in 2017, compared to $2,146 million in 2016, which represents a 21% year over year growth. We estimate the worldwide market for Microcontrollers 32-bit was $7.5 billion in 2016, and we expect a compounded annual growth rate of 9.7% between 2016 and 2020.

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

NXP is a significant participant in the communications infrastructure market. Our communications processors are programmable semiconductors that perform tasks related to control and management of digital data, as well as network interfaces. They are designed to handle tasks related to data transmission between nodes within a network, the manipulation of that data upon arrival at its destination and protocol conversion. Our product portfolio includes 32-bit and 64-bit offerings ranging from a single core to 28- and 45-nanometer multicore QorIQ communications processors. Wireless-infrastructure processors combine communication processors with DSP functionality and specific wireless acceleration technology. Our portfolio of secure wireless-infrastructure processors targets small cells and macro base stations. These products perform baseband processing and support multiple cellular-network air-interfaces such as LTE-Advanced, TD-LTE, LTE, HSPA+, TD-SCDMA, and CDMA2000K. Used by leading OEMs worldwide, our broad portfolio of wireless-infrastructure and communications processors satisfies wireless infrastructure requirements.

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

We also have a business offering Smart Antennae solutions based on Low Noise Amplifier (LNA) technology. We engage and sell our Smart Antennae solutions to varied customers in the mobile, consumer electronics and cable television infrastructure markets.

Our overall revenue in these businesses was $1,873 million in 2017 versus $1,824 million in 2016, which represents an increase of 3% year over year.

Standard Products

Until February 6, 2017, our SP business supplied a broad range of standard semiconductor components, such as small signal discretes, power discretes, protection and signal conditioning devices and standard logic devices, which were largely produced in dedicated in-house high-volume manufacturing operations. Our portfolio consisted of a large variety of catalog products, using widely-known production techniques, with characteristics that were largely standardized throughout the industry as well as leading discrete solutions especially in the field of ESD protection / EMI filtering and low loss rectification and power switching. Our SP products were often sold as separate components, but in many cases, were used in conjunction with our HPMS solutions, often within the same subsystems. Further, we were able to leverage customer engagements where we provided standard products devices, as discrete components, within a system to identify and pursue potential HPMS opportunities.

Our products were sold both directly to OEMs as well as through distribution, and were primarily differentiated on cost, packaging type and miniaturization, and supply chain performance. Alternatively, our innovative products included “design-in” products, which required significant engineering effort to be designed into an application solution. For these products, our efforts made it more difficult for a competitor to easily replace our product, which made these businesses more predictable in terms of revenue and pricing than is typical for standard products.

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

In the future, we expect to outsource an increased part of our internal demand for wafer foundry and packaging services to third-party manufacturing sources in order to increase our flexibility to accommodate increased demand.

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

The following table shows selected key information with respect to our major front-end and back-end facilities:

Site	Ownership	Wafer sizes used	Line widths used (vm)	Technology/Products
			(Microns)
Front-end(1)
Singapore(2)	61.2%	8”	0.14-0.25	CMOS
Nijmegen, the Netherlands	100%	8”	0.14-0.80	CMOS, BiCMOS, LDMOS
Oak Hill, Austin, US	100%	8”	0.25	CMOS, BiCMOS, Sensors, LDMOS, HDTMOS, PowerCMOS
Chandler, US	100%	8”	0.25-0.50	CMOS, eNVM, PowerCMOS
Austin Technology and Manufacturing Center, US	100%	8”	0.09-0.18	CMOS, eNVM, PowerCMOS, Advanced CMOS, SoC
Back-end(3)
Kaohsiung, Taiwan	100%	—	—	NFC, Automotive Car-access, Micro-controllers
Bangkok, Thailand	100%	—	—	Automotive In-Vehicle Networking and Sensors, Banking and e-Passport modules, Standard Logic
Kuala Lumpur, Malaysia	100%	—	—	Micro-processors, Micro-controllers, Power Management, Analog and Mixed Signal, RF devices
Tianjin, China	100%	—	—	Micro-controllers, Automotive MCU, Analog and Sensors

(1)	In front-end we entered into a joint venture with JAC Capital for the Bipolar products in which we currently hold a 49% interest. The Jilin front end fab transferred into this JV.
(2)	Joint venture with TSMC; we are entitled to 60% of the joint venture’s annual capacity.
(3)	On March 27, 2018, we entered into a definitive agreement to sell our 40% equity interest in Suzhou ASEN Semiconductors Co., Ltd., a back-end manufacturing joint venture with ASE in Suzhou, China. We expect this transaction to close in the second quarter of 2018, subject to customary regulatory approvals.

We use a large number of raw materials in our front- and back-end manufacturing processes, including silicon wafers, chemicals, gases, lead frames, substrates, molding compounds and various types of precious and other metals. Our most important raw materials are the raw, or substrate, silicon wafers we use to make our semiconductors. We purchase these wafers, which must meet exacting specifications, from a limited number of suppliers in the geographic region in which our fabrication facilities are located. At our wholly owned fabrication plants, we use raw wafers ranging from 6 inches to 8 inches in size. Our SSMC wafer fab facility, which produces 8 inch wafers, is jointly owned by TSMC and ourselves. We are leveraging our experience in that fab facility in optimizing our remaining wholly owned Nijmegen wafer fab. The Merger has added multiple 8 inch fabs for production of a wide portfolio of analog, mixed signal and processors products and this large scale and knowledge base will enable us to further optimize processes. Emerging fabrication technologies employ larger wafer sizes and, accordingly, we expect that our production requirements will in the future shift towards larger substrate wafers.

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

Sales, Marketing and Customers

We market our products worldwide to a variety of OEMs, ODMs, contract manufacturers and distributors. We generate demand for our products by delivering HPMS solutions to our customers, and supporting their system design-in activities by providing application architecture expertise and local field application engineering support.

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

Our sales and marketing strategy focuses on deepening our relationship with our top OEMs and electronic manufacturing service customers and distribution partners and becoming their preferred supplier, which we believe assists us in reducing sales volatility in challenging markets. We have long-standing customer relationships with most of our customers. Our 10 largest OEM end customers, some of whom are supplied by distributors, in alphabetical order, are Apple, Bosch, Continental, Delphi, Denso, Huawei, LG, Samsung, Visteon and ZTE. When we target new customers, we generally focus on companies that are leaders in their markets either in terms of market share or leadership in driving innovation. We also have a strong position with our distribution partners being a top three semiconductor supplier (other than microprocessors and memory ICs) through distribution worldwide. Our 3 largest distribution partners are Arrow, Avnet and WPG.

Our revenue is primarily the sum of our direct sales to OEMs plus our distributors’ resale of NXP products. One distributor accounted for more than 10% of total 2017 revenue: Avnet accounted for 15% of our revenue in 2017, 13% in 2016 and 14% in 2015. WPG accounted for less than 10% of our revenue in 2017, less than 10% of our revenue in 2016 and 14% in 2015. No other distributor accounted for more than 10% of our revenue in 2017, 2016 or 2015. With 11% of total revenue, Continental was the only OEM for which we had direct sales to that accounted for more than 10% of revenue in 2017. In 2016 and 2015, this percentage was below 10%.

Research and Development, Patents and Licenses, etc.

See the discussion set forth under Part I, Item 5.C. Research and Development, Patents and Licenses, etc.

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

Our key competitors in alphabetical order include Analog Devices Inc., Broadcom, Cavium, Infineon, Intel, Maxim Integrated Products, Microchip, Renesas, Power Integrations, Silicon Laboratories, STMicroelectronics and Texas Instruments.

The basis on which we compete varies across market segments and geographic regions. Our HPMS businesses compete primarily on the basis of our ability to timely develop new products and the underlying intellectual property and on meeting customer requirements in terms of cost, product features, quality, warranty and availability. In addition, our HPMS system solutions businesses require in-depth knowledge of a given application market in order to develop robust system solutions and qualified customer support resources.

Legal Proceedings

The information set forth under the “Litigation” caption of note 17 of our notes to the Consolidated Financial Statements included in Part III, Item 18 of this Annual Report is incorporated herein by reference. For additional discussion of certain risks associated with legal proceedings, see Part I, Item 3.D. Risk Factors.

Environmental Regulation

The information set forth under the “Environmental remediation” caption of note 17 of our notes to the Consolidated Financial Statements included in Part III, Item 18 of this Annual Report is incorporated herein by reference. For additional discussion of certain risks associated with environmental regulation, see Part I, Item 3.D. Risk Factors.

C. Organizational Structure

A list of our significant subsidiaries, including name, country of incorporation or residence and proportion of ownership interest and voting power is provided as “Exhibit 21.1” under Part III, Item 19. Exhibits and is incorporated herein by reference.

CORPORATE STRUCTURE

The following chart reflects our corporate structure as of December 31, 2017.

(1)	For a more detailed description of our Long-Term Incentive Plans see the discussion set forth under “Share Based Compensation Plans” contained in this Annual Report in Part I, Item 6.B. Compensation.
(2)	As of December 31, 2017, we had $1,150 million aggregate principal amount of 2019 Cash Convertible Senior Notes outstanding.
(3)	As of December 31, 2017, no borrowings were outstanding under the RCF Agreement.
(4)	As of December 31, 2017, we had $5,500 million aggregate principal amount of unsecured notes outstanding.
(5)	This list of material subsidiaries includes the subsidiaries that are guarantors under our RCF Agreement. Other subsidiaries provide a guarantee under certain of our other outstanding indebtedness. See Part I, Item 5.B. Liquidity and Capital Resources, under the captions 2017 Financing Activities, 2016 Financing Activities and 2015 Financing Activities.
(6)	On March 27, 2018, we entered into a definitive agreement to sell our 40% equity interest of ASEN. The closing of this transaction is expected in the second quarter of 2018, subject to customary regulatory approvals.

D. Property, Plant and Equipment

NXP uses 95 sites in 30 countries with 10.9 million square feet of total owned and leased building space of which 9.5 million square feet is owned property.

The following table sets out our principal real property holdings as of December 31, 2017:

Location	Use	Owned/leased	Building space (square feet)
Eindhoven, the Netherlands	Headquarters	Leased	152,666
Nijmegen, the Netherlands	Manufacturing	Owned	1,515,550
Singapore (SSMC) *	Manufacturing	Owned	757,852
Bangkok, Thailand	Manufacturing	Owned	547,882
Kaohsiung, Taiwan	Manufacturing	Owned	636,395
Tianjin, China	Manufacturing	Owned	447,624
Kuala Lumpur, Malaysia	Manufacturing	Owned	828,858
Chandler, United States	Manufacturing	Owned	1,173,196
Austin (Oak Hill), United States	Manufacturing	Owned	1,514,389
Austin (Ed Bluestein), United States	Manufacturing	Owned	1,158,731

*	Joint venture between TSMC and NXP.

Areas which are not fully closed are not considered as buildings (eg. sport fields, parking space). If it is not practicable to differentiate between production facility and offices in the same building all is considered manufacturing.

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

For the annual impairment assessment in 2017, we determined that for each of our reporting units, it was more likely than not that the fair value of the reporting units exceeded the carrying value. During the fourth quarter of each of the prior two fiscal years, we have completed our annual impairment assessments and concluded that goodwill was not impaired in any of these years.

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

The assumptions and estimates used to determine future values and remaining useful lives of our intangible and other long-lived assets are complex and subjective. They can be affected by various factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our forecasts for specific product lines. In 2017, we recognized impairment charges of $23 million, of which $16 million (2016: $89 million) relative to IPR&D that was acquired from Freescale . In 2015, we recognized disposals of intangibles relative to our sale of the Bipolar and RF Power Businesses.

Revenue recognition

The Company’s revenue is derived from sales to distributors, made-to-order sales to OEMs and similar customers.

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

A. Operating Results

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Results of Operations

The following table presents the composition of operating income for the years ended December 31, 2017 and 2016.

($ in millions, unless otherwise stated)	2017	2016
Revenue	9,256	9,498
% nominal growth	(2.5)	55.7
Gross profit	4,619	4,069
Research and development	(1,554)	(1,560)
Selling, general and administrative (SG&A)	(1,090)	(1,141)
Amortization of acquisition-related intangible assets	(1,448)	(1,527)
Other income (expense)	1,575	9

Operating income (loss)	2,102	(150)

Revenue

The following table presents revenue by segment for the years ended December 31, 2017 and 2016.

	2017		2016
($ in millions, unless otherwise stated)	Revenue	% nominal growth	Revenue	% nominal growth
High Performance Mixed Signal (“HPMS”)	8,745	8.1	8,086	71.3
Standard Products (“SP”)	118	(90.3)	1,220	(1.7)
Corporate and Other	393	104.7	192	37.1

Total	9,256	(2.5)	9,498	55.7

Revenue decreased by $242 million to $9,256 million in 2017 compared to $9,498 million in 2016, a nominal decrease of 2.5%, reflecting the divestment of the SP business.

Our HPMS segment reported an increase in revenue of $659 million to $8,745 million in 2017 compared to $8,086 million in 2016, resulting in 8.1% nominal growth. The increase was primarily due to increased demand in Automotive and Secure Connected Devices and to a lesser extent in Secure Interface & Infrastructure offset by lower sales in Secure Identification Solutions due to a combination of lower overall market demand and average sales price compression.

Revenue for our SP segment was $118 million in 2017, compared to $1,220 million in 2016. The decrease was attributable to the divestment of the SP business on February 6, 2017. As of the divestment date, revenue derived from services to the former SP activities (Nexperia) in order to support their separation and, on a limited basis, their ongoing operations, is included in the Corporate & Other segment. As the Nexperia business develops or acquires its own foundry and packaging capabilities, our revenue from this source is expected to decline.

Revenue for Corporate and Other amounted to $393 million in 2017, compared to $192 million in 2016 and mainly related to our manufacturing operations, including revenue derived from services to Nexperia.

Gross Profit

The following table presents gross profit by segment for the years ended December 31, 2017 and 2016.

	2017		2016
($ in millions, unless otherwise stated)	Gross Profit	% of segment revenue	Gross Profit	% of segment revenue
HPMS	4,527	51.8	3,625	44.8
SP	45	38.1	437	35.8
Corporate and Other	47	12.0	7	3.6

Total	4,619	49.9	4,069	42.8

Gross profit in 2017 was $4,619 million, or 49.9% of revenue compared to $4,069 million, or 42.8% of revenue in 2016. The increase of $550 million was primarily driven by the absence of the impact of purchase accounting on inventory recognized in 2016, as a result of the acquisition of Freescale, in addition to the continued improvement of our operational performance and improved product mix, partly offset by the impact of the divestment of SP.

Our HPMS segment had a gross profit of $4,527 million, or 51.8% of revenue in 2017, compared to $3,625 million, or 44.8% of revenue in 2016. The increase in the gross profit percentage of 7.0 points as a percentage of revenue was primarily driven by the absence of the impact of purchase accounting on inventory ($448 million) in 2016, in addition to the continued improvement of our operational performance and improved product mix.

Gross profit in our SP segment was $45 million, or 38.1% of revenue in 2017, compared to $437 million, or 35.8% of revenue in 2016. The decrease in gross profit was a result of the divestment of the SP business on February 6, 2017.

Operating Expenses

The following table presents operating expenses by segment for the years ended December 31, 2017 and 2016.

	2017		2016
($ in millions, unless otherwise stated)	Operating expenses	% of segment revenue	Operating expenses	% of segment revenue
HPMS	3,871	44.3	3,937	48.7
SP	14	11.9	168	13.8
Corporate and Other	207	52.7	123	64.1

Total	4,092	44.2	4,228	44.5

The following table below presents the composition of operating expenses by line item in the statement of operations.

($ in millions, unless otherwise stated)	2017	2016
Research and development	1,554	1,560
Selling, general and administrative	1,090	1,141
Amortization of acquisition-related intangible assets	1,448	1,527

Operating expenses	4,092	4,228

Operating expenses were $4,092 million, or 44.2% of revenue in 2017, compared to $4,228 million, or 44.5% of revenue in 2016, a decrease of $136 million. The decrease in operating expenses was primarily the result of realized synergies from the acquisition of Freescale, lower expenses related to the amortization of acquisition-related intangible assets, in addition to the impact of the divestment of SP, with only one month of operating activities in the current period.

In our HPMS segment, operating expenses amounted to $3,871 million, or 44.3% of revenue in 2017, compared to $3,937 million, or 48.7% of revenue in 2016. The decrease was primarily the result of realized synergies from the acquisition of Freescale and lower expenses related to the amortization of acquisition-related intangible assets.

Operating expenses in our SP segment decreased to $14 million, or 11.9% of revenue in 2017, compared to $168 million or 13.8% of revenue in 2016. The decrease in operating expenses was a result of the divestment of the SP business on February 6, 2017.

Operating expenses in Corporate and Other amounted to $207 million, or 52.7% of revenue in 2017, compared to $123 million or 64.1% of revenue in 2016. The increase in operating expenses was a result of incurred expenses associated with the proposed acquisition by QUALCOMM Incorporated and increased legal costs in connection with potential and current legal proceedings. The decrease in operating expenses as a percentage of revenue is driven by the increase in revenue as a result of the services we now provide to Nexperia.

Restructuring Charges

Total restructuring and restructuring related costs amounted to $1 million in 2017, compared to $68 million in 2016.

In 2016, the restructuring charges were for various specific targeted actions and were comprised of employee severance costs.

Other Income (Expense)

The following table presents other income (expense) for the years ended December 31, 2017 and 2016.

($ in millions, unless otherwise stated)	2017	2016
Other income (expense)	1,575	9

Other income (expense) reflects income of $1,575 million for 2017 compared to $9 million of income in 2016. Included in 2017 is the realized gain of $1,597 million on the sale of the SP business in 2017.

Financial Income (Expense)

($ in millions)	For the years ended December 31,
	2017	2016
Interest income	27	11
Interest expense	(310)	(408)
Foreign exchange rate results	(30)	(15)
Net gain (loss) on extinguishment of debt	(41)	(32)
Other	(12)	(9)

Total	(366)	(453)

Financial income (expense) was an expense of $366 million in 2017, compared to an expense of $453 million in 2016. The change in financial income (expense) is primarily attributable to (i) the decrease in interest expense, net, as a result of repayment of debt in 2017, offset by (ii) a less favorable impact of foreign exchange rate results and by (iii) higher debt extinguishment cost related to repayment of debt.

Benefit (Provision) for Income Taxes

The effective tax rate reflects the impact of tax incentives, a portion of our earnings being taxed in foreign jurisdictions at rates different than the Netherlands statutory tax rate and the mix of income and losses in various jurisdictions. We recorded a tax benefit of $483 million in 2017, which reflects a benefit of 27.8% compared with a benefit of $851 million (141.1%) for 2016.

On December 22, 2017, the President of the United States signed into law what is informally called the Tax Cuts and Jobs Act, a comprehensive U.S. tax reform package that, effective January 1, 2018, among other things, lowered the corporate income tax rate from 35% to 21%, moved the country towards a territorial tax system with a one-time mandatory tax on previously deferred foreign earnings of foreign subsidiaries and introduced a 30% limitation on deductibility of interest. Under the accounting rules, companies are required to recognize the effects of changes in tax laws and tax rates on deferred tax assets and liabilities in the period in which the new legislation is enacted. The effects of the Tax Cuts and Jobs Act on NXP include three major categories (i) re-measurement of deferred taxes, (ii) reassessment of the realizability of deferred tax assets and (iii) recognition of liabilities for taxes on mandatory deemed repatriation. As described further below, we recorded an income tax benefit of $734 million in the year ended December 31, 2017. As we do not have all the necessary information to analyze all income tax effects of the Tax Cuts and Jobs Act, this is a provisional amount which we believe represents a reasonable estimate of the accounting implications of this tax reform. We will continue to evaluate the Tax Cuts and Jobs Act and adjust the provisional amounts as additional information is obtained. The ultimate impact of tax reform may differ from our provisional amounts due to changes in our interpretations and assumptions, as well as additional regulatory guidance that may be issued.

We expect to complete our detailed analysis no later than the fourth quarter of 2018. Below is a brief description of each of the three categories of effects from U.S. tax reform and its impact on the Company:

i.	A deferred tax benefit of $565 million related to the revaluation of NXP USA’s net deferred tax liabilities due to the reduction of the U.S. corporate tax rate from 35% to 21%. The Company believes that the disallowed interest available per end of full year 2017 can still be carried forward and therefore continued to recognize a deferred tax asset of $156 million in this respect.

ii.	A deferred tax benefit of $277 million for the reversal of net deferred tax liabilities previously accrued related to NXP USA’s cumulative undistributed foreign earnings. The Company believes this is a reasonable estimate of the impact of the Tax Cuts and Jobs Act but considers the release of this deferred tax liability as provisional pending further interpretation and guidance regarding whether future distribution from pre-1987 earnings and profits (E&P) will be subject to U.S. income tax.

iii.	A deferred tax expense of $108 million for the mandatory repatriation “Toll Tax”. The Company expects to utilize part of its unused foreign tax credit carryforwards that existed at the end of 2016 to fully cover the Toll Tax. Additional work is necessary to do a more detailed analysis of post-1986 earnings and profits (E&P) and creditable foreign-taxes of U.S.-owned subsidiaries. Further, the Toll Tax is based in part on the amount of those earnings held in cash and other specific assets, which may be further defined by regulatory guidance.

As previously discussed, on February 6, 2017 we divested Standard Products, receiving $2.75 billion in cash proceeds. In relation to the gain that will be realized, the Company currently estimates that we will incur approximately $360 million of capital gains taxes that will come due in increments during 2017-2019. Cash payments for income taxes that are relative to our ongoing operations are expected to remain at approximately $35 to $40 million per quarter during 2018. In relation to the gain we made additional cash payments in 2017 of $270 million. For the period 2018-2019, we currently estimate additional cash payments relative to this gain of approximately $90 million.

In the fourth quarter of 2017, the Company recorded an adjustment to recognize tax expense in the amount of $121 million related to the first three quarters of 2017. The adjustment relates to transfer pricing and purchase accounting. Other than the amount related to goodwill (see Note 14), the adjustment did not impact financial statements for the years ended December 31, 2016 or 2015.

Results Relating to Equity-accounted Investees

Results relating to the equity-accounted investees amounted to a gain of $53 million in 2017, which includes $31 million gain resulting from the sale of ASMC in April 2017. In 2016, results relating to the equity-accounted investees amounted to a gain of $11 million.

Non-controlling Interests

Non-controlling interests are related to the third party share in the results of consolidated companies, predominantly SSMC. Their share of non-controlling interests amounted to a profit of $57 million in 2017, compared to a profit of $59 million in 2016.

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

Our HPMS segment had a gross profit of $3,625 million, or 44.8% of revenue in 2016, compared to $2,367 million, or 50.1% of revenue in 2015. The decrease in the gross profit percentage of 5.3 points as a percentage of revenue was primarily driven by the effects of purchase accounting in two areas - inventory of $448 million (2015: $149 million) and property, plant and equipment of $209 million (2015: $15 million), both as a result of the acquisition of Freescale, and to a lesser extent, restructuring activity ($12 million) and stock based compensation expense ($42 million).

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

Financial income (expense) was an expense of $453 million in 2016, compared to an expense of $529 million in 2015. The change in financial income (expense) is primarily attributable to (i) a more favorable impact of foreign exchange rate results, (ii) lower other financial income and expense related items than in 2015, offset by (iii) the increase in interest expense, net, as a result of the debt that we assumed in the acquisition of Freescale and by (iv) a $32 million loss on the early extinguishment of debt due to certain financing activities completed during 2016. Beginning on January 1, 2016, as a result of the acquisition of Freescale, NXP concluded that the functional currency of the holding company was USD. With this change in functional currency, the U.S. dollar-denominated notes held by NXP no longer need to be re-measured, resulting in less foreign exchange rate results in our operations and the warrants were reclassified to stockholders’ equity, and mark-to-market accounting was no longer applicable.

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

B. Liquidity and Capital Resources

Liquidity and Capital Resources

As of December 31, 2017, our cash balance was $3,547 million, of which $250 million was held by SSMC, our consolidated joint venture company with TSMC. Under the terms of our joint venture agreement with TSMC, a portion of this cash can be distributed by way of a dividend to us, but 38.8% of the dividend will be paid to our joint venture partner. In 2017, a dividend of $228 million was distributed, of which $89 million was distributed to the joint venture partner.

Taking into account the available undrawn amount under the RCF Agreement, we had access to $4,147 million of liquidity as of December 31, 2017.

Our capital expenditures were $552 million in 2017, compared to $389 million in 2016.

The total amount of cash used for financing activities amounted to $2,886 million.

As of December 31, 2017, we had an undrawn availability of $600 million remaining under the RCF Agreement.

For the year ended December 31, 2017, we incurred total net interest expense of $283 million compared to $397 million during 2016. The weighted average interest rates on our debt instruments as of December 31, 2017 and December 31, 2016 were 3.7% for both years.

We repurchased 2.5 million shares of our common stock pursuant to our share buyback program during 2017 at a weighted average price of $113.36 per share. Share repurchases since the announcement of the potential acquisition by Qualcomm solely relate to employee equity transactions.

Our sources of liquidity include cash on hand, cash flow from operations and amounts available under the RCF Agreement. We believe that, based on our current level of operations as reflected in our results of operations for the year ended December 31, 2017, these sources of liquidity will be sufficient to fund our operations, capital expenditures, and debt service for at least the next twelve months.

From time to time, we engage in discussions with third parties regarding potential acquisitions of, or investments in, businesses, technologies and product lines. Any such transaction could require significant use of our cash and cash equivalents, or require us to arrange for new debt and equity financing to fund the transaction. Our ability to make scheduled payments or to refinance our debt obligations depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions. In the future, we may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay principal, premium, if any, and interest on our indebtedness. Our business may not generate sufficient cash flow from operations, or we may not have enough capacity under the RCF Agreement, or from other sources in an amount sufficient to enable us to repay our indebtedness, including the RCF Agreement, the unsecured notes or to fund our other liquidity needs, including working capital and capital expenditure requirements. In any such case, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness. See Part I, Item 3.D. Risk Factors. The Purchase Agreement restricts us from engaging in certain actions without Buyer’s approval, including material acquisitions outside the ordinary course of business.

Cash Flow from Operating Activities

In 2017 our operating activities provided $2,447 million in cash. This was primarily the result of net income of $2,272 million, adjustments to reconcile the net income of $113 million and changes in operating assets and liabilities of $62 million. Net income includes offsetting non-cash items, such as depreciation and amortization of $2,173 million, the gain on the sale of assets of ($1,615) million, share-based compensation of $281 million, amortization of the discount on debt and debt issuance costs of $52 million, a loss on extinguishment of debt of $41 million and changes in deferred taxes of ($797) million.

In 2016 our operating activities provided $2,303 million in cash. This was primarily the result of net income of $259 million, adjustments to reconcile the net income of $1,673 million and changes in operating assets and liabilities of $371 million. The net income includes non-cash items, such as depreciation and amortization of $2,205 million, share-based compensation of $338 million, amortization of the discount on debt and debt issuance costs of $50 million, a loss on extinguishment of debt of $32 million and changes in deferred taxes of ($925) million.

In 2015 our operating activities provided $1,330 million in cash. This was primarily the result of net income of $1,599 million and changes in operating assets and liabilities of $56 million. Net income includes non-cash items, such as the gain on the sale of assets of ($1,263) million, depreciation and amortization of $517 million and share-based compensation of $216 million.

Cash Flow from Investing Activities

Net cash provided by investing activities amounted to $2,072 million in 2017 and principally consisted of the cash inflow from proceeds from the sale (net of cash) of the SP business, partly offset by the cash outflows for capital expenditures of $552 million and $66 million for the purchase of identified intangible assets, mainly related to the purchase of licenses.

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

Cash Flow from Financing Activities

Net cash used for financing activities was $2,886 million in 2017, $1,392 million in 2016 and $449 million in 2015. The cash flows related to financing transactions in 2017, 2016 and 2015 are primarily related to the financing activities described below under the captions 2017 Financing Activities, 2016 Financing Activities and 2015 Financing Activities, respectively.

In addition to the financing activities described below, net cash used for financing activities by year included:

	Year ended December 31,
	2017	2016	2015
Dividends paid to non-controlling interests	(89)	(126)	(51)
Cash proceeds from exercise of stock options	233	115	51
Purchase of treasury shares	(286)	(1,280)	(475)
Excess tax benefits from share-based compensation plans	—	5	—

2017 Financing Activities

2017 and 2020 Term Loans

In February 2017, NXP repaid (i) all its outstanding floating-rate term loan due March 2017 in an aggregate principal amount of $388 million, (ii) all its outstanding floating-rate term loan due January 2020 in an aggregate principal amount of $387 million and (iii) all its outstanding floating-rate term loan due December 2020 in an aggregate principal amount of $1,436 million, in each case, together with accrued interest and applicable fees. The repayment occurred in February 2017 with the funds for these repayments coming from the proceeds of the divestment of the SP business.

2021 Senior Unsecured Notes

In March 2017, NXP redeemed $500 million of the outstanding aggregate principal amount of its 5.75% Senior Unsecured Notes due 2021, which represented all of the outstanding aggregate principal amount of these Notes. The funds for this redemption coming from available surplus cash.

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

Debt Position

Short-term Debt

As of December 31, 2017, our short-term debt amounted to $751 million.

As of December 31, 2016, our short-term debt amounted to $421 million.

Long-term Debt

As of December 31, 2017, we had outstanding debt of:

($ in millions)	December 31, 2016	Accrual/release Original Issuance/Debt Discount and Debt Issuance Cost	Debt Exchanges/ Repurchases/ New Borrowings	Other(14)	December 31, 2017
U.S. dollar-denominated secured term credit agreement due January 2020 (1)	379	4	(383)	—	—
U.S. dollar-denominated secured term credit agreement due December 2020 (2)	1,405	17	(1,422)	—	—
U.S. dollar-denominated 3.75% senior unsecured notes due June 2018(3)	748	1	—	(749)	—
U.S. dollar-denominated 4.125% senior unsecured notes due June 2020(4)	595	2	—	—	597
U.S. dollar-denominated 5.75% senior unsecured notes due February 2021(5)	497	3	(500)	—	—
U.S. dollar-denominated 4.125% senior unsecured notes due June 2021 (6)	1,349	—	—	—	1,349
U.S. dollar-denominated 4.625% senior unsecured notes due June 2022 (7)	397	—	—	—	397
U.S. dollar-denominated 4.625% senior unsecured notes due June 2023 (8)	893	1	—	—	894
U.S. dollar-denominated 3.875% senior unsecured notes due June 2023 (9)	993	1	—	—	994
U.S. dollar-denominated 5.75% senior unsecured notes due March 2023 (10)	496	1	—	—	497
U.S. dollar-denominated 1.00% cash convertible senior notes due December 2019(11)	1,014	45	—	—	1,059

	8,766	75	(2,305)	(749)	5,787
RCF Agreement (12)	—				—
Other long-term debt (13)	—	—	29	(2)	27

Total long-term debt	8,766	75	(2,276)	(751)	5,814

(1)	On November 27, 2013, we entered into the 2020 Term Loan for an aggregate principal amount of $400 million at a rate of interest of LIBOR plus 2.50% with a floor of 0.75%. The 2020Term Loan was fully repaid in the course of 2017.
(2)	On September 22, 2016, we entered into a new Term Loan F for an aggregate principal amount of $1,440 million at a rate of interest of LIBOR plus 2.50% with a floor of 0.00%. The Term Loan was fully repaid in the course of 2017.
(3)	On May 20, 2013, we issued $750 million aggregate principal amount of 3.75% Senior Unsecured Notes due 2018. On April 9, 2018, we fully redeemed the $750 million of outstanding principal.
(4)	On June 9, 2015, we issued $600 million aggregate principal amount of 4.125% Senior Unsecured Notes due 2020.
(5)	On February 14, 2013, we issued $500 million aggregate principal amount of 5.75% Senior Unsecured Notes due 2021. The notes were fully redeemed in the course of 2017.

(6)	On May 23, 2016, and August 1, 2016, we issued $850 million and $500 million, respectively, aggregate principal amount of 4.125% Senior Unsecured Notes due 2021.
(7)	On June 9, 2015, we issued $400 million aggregate principal amount of 4.625% Senior Unsecured Notes due 2022.
(8)	On May 23, 2016, we issued $900 million aggregate principal amount of 4.625% Senior Unsecured Notes due 2023.
(9)	On August 11, 2016, we issued $1,000 million aggregate principal amount of 3.875% Senior Unsecured Notes due 2022.
(10)	On March 15, 2013, we issued $500 million aggregate principal amount of 5.75% Senior Unsecured Notes due 2023. On April 2, 2018, we fully redeemed the $500 million of outstanding principal.
(11)	On November 24, 2014, we issued $1,150 million aggregate principal amount of 1.00% Cash Convertible Senior Notes due 2019.
(12)	On December 7, 2015, we entered into a $600 million Revolving Credit Facility agreement due 2020.
(13)	Other long-term debt consists primarily of capital lease obligations.
(14)	Other mainly relates to the reclassification of the current portion of long-term debt and the purchase price accounting step-up of the Freescale Notes.

We may from time to time continue to seek to retire or purchase our outstanding debt through cash purchases and/or exchanges, in open market purchases, privately negotiated transactions or otherwise. See the discussion in Part I, Item 5.B. Liquidity and Capital Resources and Part II, Item 10.C. Material Contracts.

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

In these transactions, we paid $208 million for call options, subject to customary anti-dilution adjustments, that cover an aggregate 11.18 million shares of NXP’s common stock, with an initial strike price of $102.84 per share. The Option Counterparties or their respective affiliates may enter into, or unwind, various over-the-counter derivatives and/or purchase or sell our common stock in open market and/or privately negotiated transactions prior to maturity of the 2019 Cash Convertible Senior Notes, including during any observation period for the settlement of conversions of the 2019 Cash Convertible Senior Notes, or upon any repurchase of the 2019 Cash Convertible Senior Notes by us, which could adversely impact the price of our common stock and of the 2019 Cash Convertible Senior Notes.

Separately, we sold warrants to the Option Counterparties for $134 million giving them the right to purchase from us, subject to customary anti-dilution adjustments, 11.18 million shares of NXP’s common stock, with an initial strike price of $133.32 per share. The warrants will have a dilutive effect with respect to our common stock to the extent that the market price per share of our common stock exceeds the strike price of the warrants on or prior to the expiration date of the warrants. The warrants expire on various dates starting from March 2, 2020, and will be net share settled. Under the terms of the warrants, each Option Counterparty may adjust certain terms of its warrants upon the announcement, termination or occurrence of certain events. The warrant transactions may also be terminated if the Option Counterparty determines that no such adjustment will produce a commercially reasonable result, and that the relevant event is reasonably likely to occur. In particular, each Option Counterparty may adjust the terms of its warrants to compensate it for the economic effect of the announcements relating to the proposed acquisition of NXP by Qualcomm (including announcements of consummation, cancellation, withdrawal or discontinuance of the proposed acquisition), taking into account changes in volatility, expected dividends, stock loan rate or liquidity and any stock price discontinuity relevant to our common stock or the warrants. There have been no adjustments made at this time. Any such adjustment in the future may increase our delivery obligations upon expiration and settlement of the warrants or our obligations upon their cancellation, termination or unwinding, which would be settled using shares of our stock.

C. Research and Development, Patents and Licenses, etc.

Research and Development

We believe that our future success depends on our ability to both improve our existing products and to develop new products for both existing and new markets. We direct our research and development efforts largely to the development of new HPMS semiconductor solutions where we see significant opportunities for growth. We target applications that require stringent overall system and subsystem performance. As new and challenging applications proliferate, we believe that many of these applications will benefit from our solutions. We have assembled a global team of highly skilled semiconductor and embedded software design engineers with expertise in RF, analog, power management, interface, security and digital processing. As of December 31, 2017, we had 8,633 employees in research and development. Our research and development expenses were $1,554 million in 2017, $1,560 million in 2016 and $890 million in 2015.

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

Intellectual Property

The creation and use of intellectual property is a key aspect of our strategy to differentiate ourselves in the marketplace. We seek to protect our proprietary technologies by obtaining patents, trademarks, domain names, retaining trade secrets and defending, enforcing and utilizing our intellectual property rights, where appropriate. We believe this strategy allows us to preserve the advantages of our products and technologies, and helps us to improve the return on our investment in research and development. We have a broad portfolio of over 9,000 patent families (each patent family includes all patents and patent applications originating from the same invention). To protect certain confidential technical information and software, we rely on copyright and trade secret law and enter into confidentiality agreements as applicable. In situations where we believe that a third party has infringed on our intellectual property, we enforce our rights through all available legal means to the extent that we determine the benefits of such actions to outweigh any costs and risks involved.

We own a number of trademarks that are used in the conduct of our business. Where we consider it desirable, we develop names for our new products and secure trademark protection. Our trademarks allow us to further distinguish our company and our products and are important in our relationships with customers, suppliers, partners and end-users.

While our patents, trademarks, trade secrets and other intellectual property rights constitute valuable assets, we do not view any individual right or asset as being material to our operations as a whole. We believe it is the combination of our proprietary technology, patents, know-how and other intellectual property rights and assets that creates an advantage for our business.

In addition to obtaining our own patents and other intellectual property rights, we have entered into licensing agreements and other arrangements authorizing us to use intellectual property rights, confidential technical information, software and other technology owned by third parties. We also engage, in certain instances, in licensing and selling of certain of our technology, patents and other intellectual property rights.

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

We believe that we are strategically positioned to capture rapid growth in emerging markets through our strong position in Asia Pacific (excluding Japan), which represented 60% of our revenue in 2017, compared to 62% of our revenue in 2016. In particular, Greater China represented 41% of our revenue in 2017, compared to 42% of our revenue in 2016.

E. Off-balance Sheet Arrangements

As of December 31, 2017, we had no material off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Presented below is a summary of our contractual obligations as of December 31, 2017.

($ in millions)	Total	2018	2019	2020	2021	2022	2023 and thereafter
Long-term and short-term debt (1)	6,650	750	1,150	600	1,350	1,400	1,400
Capital lease obligations	29	2	2	2	1	2	20
Operating leases	132	34	29	24	15	9	21
Interest on the notes (2)	923	231	218	195	151	105	23
Long-term purchase contracts	633	379	155	66	13	5	15

Total contractual cash obligations (2)(3)(4)	8,367	1,396	1,554	887	1,530	1,521	1,479

(1)	The amounts noted herein represent contractual payments of principal only.
(2)	The cash interest on the notes was determined on the basis of contractual agreed interest rates for other debt instruments.
(3)	As of December 31, 2017, we had reserves of $194 million recorded for uncertain tax positions, including interest and penalties. We are not including this amount in the long-term contractual obligations table presented because of the difficulty in making reasonably reliable estimates of the timing of cash settlements, if any, with the respective taxing authorities.
(4)	Certain of these obligations are denominated in currencies other than U.S. dollars, and have been translated from foreign currencies into U.S. dollars based on an aggregate average rate of $1.1310 per €1.00, in effect at December 31, 2017. As a result, the actual payments will vary based on any change in exchange rate.

Our debt instruments had accrued interest of $35 million as of December 31, 2017 (December 31, 2016: $48 million).

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

We sponsor pension plans in many countries in accordance with legal requirements, customs and the local situation in the countries involved. These are defined-benefit pension plans, defined contribution pension plans and multi-employer plans. Contributions to funded pension plans are made as necessary, to provide sufficient assets to meet future benefits payable to plan participants. These contributions are determined by various factors, including funded status, legal and tax considerations and local customs. The expected cash outflows in 2017 and subsequent years are uncertain and may change as a consequence of statutory funding requirements as well as changes in actual versus currently assumed discount rates, estimations of compensation increases and returns on pension plan assets.

G. Safe Harbor

This Annual Report includes forward-looking statements. When used in this Annual Report, the words “anticipate”, “believe”, “estimate”, “forecast”, “expect”, “intend”, “plan” and “project” and similar expressions, as they relate to us, our management or third parties, identify forward-looking statements. Forward-looking statements include statements regarding our business strategy, financial condition, results of operations and market data, as well as any other statements that are not historical facts. These statements reflect beliefs of our management, as well as assumptions made by our management and information currently available to us. Although we believe that these beliefs and assumptions are reasonable, these statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf and include, in addition to those listed under Part I, Item 3.D. Risk Factors and elsewhere in this Annual Report, the following:

•	our ability to complete merger and acquisition-related activity and risks and uncertainties associated with the pending offer by Buyer, a wholly-owned subsidiary of Qualcomm, to purchase all of NXP’s outstanding common shares;

•	the diversion of management time on transaction-related issues;

•	the outcome of regulatory reviews of the transaction;

•	market demand and semiconductor industry conditions;

•	our ability to successfully introduce new technologies and products;

•	the demand for the goods into which our products are incorporated;

•	our ability to generate sufficient cash, raise sufficient capital or refinance our debt at or before maturity to meet both our debt service and research and development and capital investment requirements;

•	our ability to accurately estimate demand and match our production capacity accordingly;

•	our ability to obtain supplies from third-party producers;

•	our access to production from third-party outsourcing partners, and any events that might affect their business or our relationship with them;

•	our ability to secure adequate and timely supply of equipment and materials from suppliers;

•	our ability to avoid operational problems and product defects and, if such issues were to arise, to rectify them quickly;

•	our ability to form strategic partnerships and joint ventures and successfully cooperate with our alliance partners;

•	our ability to win competitive bid selection processes;

•	our ability to develop products for use in our customers’ equipment and products;

•	our ability to successfully hire and retain key management and senior product engineers; and

•	our ability to maintain good relationships with our suppliers.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following description sets forth certain information about management and management-related matters. We have a one-tier board structure.

Board of Directors

Set forth below are the names, ages and positions as of December 31, 2017, of the persons who serve as members of our board of directors.

Name	Age	Position
Richard L. Clemmer	66	Executive director, president and chief executive officer
Sir Peter Bonfield	73	Non-executive director and chairman of the board
Johannes P. Huth	57	Non-executive director and vice-chairman of the board
Kenneth A. Goldman	68	Non-executive director
Dr. Marion Helmes	52	Non-executive director
Josef Kaeser	60	Non-executive director
Ian Loring	51	Non-executive director
Eric Meurice	61	Non-executive director
Peter Smitham	75	Non-executive director
Julie Southern	58	Non-executive director
Gregory Summe	61	Non-executive director

•	Richard L. Clemmer (1951, American). Mr. Clemmer became executive director, president and chief executive officer on January 1, 2009. Prior to that, from December 2007, Mr. Clemmer was a member of the supervisory board of NXP B.V. and a senior advisor of Kohlberg Kravis Roberts & Co. Prior to joining NXP, he was the President and CEO of Agere Systems, served as Chairman of u-Nav Microelectronics Corporation, and was executive vice president and chief financial officer at Quantum Corporation. Prior to that, Mr. Clemmer worked for Texas Instruments Incorporated as senior vice president and semiconductor group chief financial officer. Mr. Clemmer also serves on the board of NCR Corporation.

•	Sir Peter Bonfield CBE FREng (1944, British). Sir Peter has been appointed a non-executive director and the chairman of our board of directors in August 2010. Prior to that, Sir Peter was the chairman of the supervisory board of NXP B.V. from September 29, 2006. Sir Peter served as chief executive officer and chairman of the executive committee for British Telecom plc from 1996 to 2002 and prior to that was chairman and chief executive officer of ICL plc (now Fujitsu Services Holdings Ltd.). Sir Peter also worked in the semiconductor industry during his tenure as a divisional director at Texas Instruments Incorporated, for whom he held a variety of senior management positions around the world. Sir Peter currently holds non-executive directorships at Taiwan Semiconductor Manufacturing Company Limited and serves as Chairman of Global Logic Inc. Sir Peter is Chair of Council and Senior Pro-Chancellor at Loughborough University, Chairman of the Board at East West Institute UK, Board Director at East West Institute USA and Board Mentor at CMi in Belgium. He is also Advisor to Longreach LLP in Hong Kong, Alix Partners UK LLP in London and G3 Good Governance Ltd in London and The Hampton Group in London.

•	Johannes P. Huth (1960, German). Mr. Huth has been appointed a non-executive director and vice-chairman of our board of directors in August 2010. Prior to that, Mr. Huth was a member and chairman of our supervisory board and a member and vice-chairman of NXP B.V.’s supervisory board from September 29, 2006. Mr. Huth joined Kohlberg Kravis Roberts & Co. LLP in May 1999 and is a Member of KKR and Head of KKR’s operations in Europe, the Middle East and Africa. He is also a member of the Firm’s Management Committee and several of the Firm’s Investment Committees. Prior to joining KKR, he was a member of the Management Committee of Investcorp and jointly responsible for Investcorp’s operations in Europe. From 1986 to 1991, he worked at Salomon Brothers, where he was a Vice President in the Mergers and Acquisitions departments in London and New York. Mr. Huth currently is also member of the Supervisory Boards of GEG German Estate Group AG and of Airbus DS Electronics & Border Security GmbH, and member of the Boards of SoftwareOne AG, Cognita Ltd. and of GfK SE. He is the Chairman of the Trustees of Impetus – Private Equity Foundation, a charitable organization set up by the Private Equity industry focused on providing support to charities involved with young people not in education, employment or training. He is Vice-Chair of the Board of Trustees of the Design Museum, trustee of the Staedel Museum in Frankfurt and trustee of The Education Endowment Foundation, and a member of the Global Advisory Board of the University of Chicago Booth School of Business. He is a Visiting Fellow of Oxford University and a Fellow of the Royal Society of Arts and member of the Conseil d’Administration of Les Arts Decoratifs in Paris. He earned a BSc with Highest Honors from the London School of Economics and an MBA from the University of Chicago.

•	Kenneth A. Goldman (1949, American). Mr. Goldman has been appointed a non-executive director of our board of directors effective August 6, 2010. Mr. Goldman is former chief financial officer of Yahoo!, Inc. Prior to October 2012, Mr. Goldman served as senior vice president, finance and administration, and chief financial officer of Fortinet, Inc, a provider of unified threat management solutions, from September 2007 to September 2012. From November 2006 to August 2007, Mr. Goldman served as executive vice president and chief financial officer of Dexterra, Inc. From August 2000 until March 2006, Mr. Goldman served as senior vice president, finance and administration, and chief financial officer of Siebel Systems, Inc., and from December 1999 to December 2003, Mr. Goldman served on the Financial Accounting Standards Board’s primary advisory group. Mr. Goldman currently serves on the board of directors of Trinet, GoPro, Inc., RingCentral, Inc. and several private companies. Mr. Goldman in 2015 was appointed to a three year term on the Standards Advisory Group which advises the PCAOB. Mr. Goldman was a member of board of trustees of Cornell University from 2005 to 2013 and was designated as Emeritus Trustee. He was formerly a member of the Treasury Advisory Committee on the Auditing Profession, a public committee that made recommendations in September 2008 to encourage a more sustainable auditing profession. Mr. Goldman holds a B.S. in Electrical Engineering from Cornell University and an M.B.A. from the Harvard Business School.

•	Dr. Marion Helmes (1965, German). Dr. Helmes has been appointed a non-executive director of our board of directors in October 2013. Dr. Helmes was the Speaker of the Management Board of Celesio AG until July 2014; in addition she was CFO of Celesio from January 2012 until July 2014. Prior to joining Celesio, she was member of the board of management and CFO of Q-Cells SE and from 1997 until 2010 she held various management roles at ThyssenKrupp, including CFO of ThyssenKrupp Stainless and CFO of ThyssenKrupp Elevator. Dr. Helmes is currently also non-executive director, Vice-Chairman, member of the Presiding Committee, member of the Compensation Committee and member of the Audit and Finance Committee of ProSiebenSat.1 Media SE. Dr. Helmes is currently also non-executive director, Member of the Nomination Committee and Chairman of the Audit Committee of Bilfinger SE, non-executive director, Member of the Nomination Committee and the Audit Committee of British American Tobacco plc. and also non-executive director and Member of the Audit committee of Uniper SE.

•	Josef Kaeser (1957, German). Mr. Kaeser has been appointed a non-executive director of our board of directors effective September 1, 2010. Mr. Kaeser is the president and chief executive officer of Siemens AG since August 2013. Prior to this, from May 2006 to August 2013, he was member of the managing board and chief financial officer of Siemens AG. From 2004 to 2006, Mr. Kaeser served as chief strategy officer for Siemens AG and as the chief financial officer for the mobile communications group from 2001 to 2004. Mr. Kaeser has additionally held various other positions within the Siemens group since he joined Siemens in 1980. Mr. Kaeser also serves on the managing board of Siemens AG and the board of directors of Siemens Ltd., India, Daimler AG and Allianz Deutschland AG.

•	Ian Loring (1966, American). Mr. Loring has been appointed a non-executive director of our board of directors in August 2010. Mr. Loring became a member of our supervisory board and the supervisory board of NXP B.V. on September 29, 2006 and is a managing director of Bain Capital Partners, LLC. Prior to joining Bain Capital Partners in 1996, Mr. Loring worked at Berkshire Partners and has previously also worked at Drexel Burnham Lambert. Mr. Loring played a leading role in Bain Capital’s media, technology and telecommunications investments such as Warner Music Group, ProSiebenSat.1 Media, Advertising Directory Solutions, iHeart Media (formerly Clear Channel Communication Inc.), and Blue Coat Systems, Inc. He serves as a director of The Weather Company, BMC Software, Inc., Viewpoint, Inc. and Vertafore, Inc.

•	Eric Meurice (1956, French). Mr. Meurice has been appointed a non-executive director of the board of directors effective April 1, 2014. Mr. Meurice was the CEO and Chairman of the management board of ASML Holding NV (The Netherlands), a leading provider of manufacturing equipment and technology to the semiconductor industry from 2004 to 2013. Under his watch, ASML became the largest Lithography vendor in the world, leading to a significant equity investment and funding commitment by its customers. Before Joining ASML, he was Executive Vice President of Thomson Television, where he completed the merger of his division with TCL Corporation, one of the largest Chinese consumer electronics company. Before 2001, he served as head of Dell Computers’ Western, Eastern Europe and EMEA emerging market businesses. He gained extensive technology experience in the semiconductor industry between 1984 and 1994, first at Intel, in the micro-controller group, and then at ITT Semiconductors, a provider then of digital video and audio DSP integrated circuits. Mr. Meurice is an independent director of IPG Photonics, a US based Laser supplier, since June 2014 and of UMICORE, a Belgium based materials specialist, since April 2015. He served on the board of Verigy LTD (former HP test division), until its acquisition by Advantest in 2011. From July 1, 2013 to April 1, 2014 he was non-executive director of ARM Holdings plc (UK, semiconductor intellectual property supplier).

•	Peter Smitham (1942, British). Mr. Smitham has been appointed a non-executive director of our board of directors effective December 7, 2015, Mr. Smitham retired from his position as a partner of the private equity firm Permira on December 31, 2009, but until August 1, 2015, he was a member of Permira Advisers LLP, which he joined in 1985, the year the London office was founded. Mr. Smitham was the managing partner of the London office from 1994 until 1998 and led Permira’s European business from 1996 until 2000. He has worked on numerous transactions focusing on technology, including Memec Group Holdings Limited, The Roxboro Group, Solartron Group and Technology plc. Until its merger with NXP, Mr. Smitham was a director of Freescale; he joined the Freescale board in June 2007 and has been a member of the Compensation and Leadership Committee and the Nominating and Corporate Governance Committee of the Freescale board. He has a degree in Geography from Swansea University, Wales, and attended the Senior Executive Program at Stanford Business School.

•	Ms. Julie Southern (1959, British). Ms. Southern has been appointed a non-executive director of our board of directors in October 2013. She was with Virgin Atlantic Limited (UK) from 2000 to May 2013. From 2010 to 2013 Ms. Southern was chief commercial officer and from 2000 to 2010 she was chief financial officer of Virgin Atlantic. Prior to joining Virgin Atlantic, she was group finance director at Porsche Cars Great Britain and finance and operations director at W H Smith – H J Chapman & Co Ltd. Prior to that, she was chartered accountant at Price Waterhouse Coopers. Ms. Southern currently holds non-executive directorships at Rentokil-Initial Plc, Cineworld PLC and DFS PLC and is Chair of the respective Audit Committees. At the same time, Ms. Southern is a non-executive director and Chair of the Remuneration Committee for Stagecoach Group plc.

•	Gregory L. Summe (1956 American). Mr. Summe has been appointed a non-executive director of our board of directors effective December 7, 2015, Mr. Summe is the Managing Partner of Glen Capital Partners, a Boston based hedge fund, which he founded in 2013. Mr. Summe was the managing director and vice chairman of Global Buyout at The Carlyle Group, a leading global private equity firm, from September 2009 to May 2014. Prior to joining Carlyle, he was the chairman and chief executive officer of PerkinElmer, Inc., a global leader in Health Sciences, a company he led from 1998 to May 2009. He also served as a senior advisor to Goldman Sachs Capital Partners, from 2008 to 2009. He was a director of Freescale Semiconductor from September 2010 until its merger with NXP in December 2015 and served as Chairman of the Freescale board since May 2014 and Chairman of the Compensation and Leadership Committee. Prior to PerkinElmer, Mr. Summe was with AlliedSignal, now Honeywell International, serving as the president of General Aviation Avionics, president of the Aerospace Engines Group and president of the Automotive Products Group. Before joining AlliedSignal, he was the general manager of Commercial Motors at General Electric and was a partner with the consulting firm of McKinsey & Company, Inc. Mr. Summe holds B.S. and M.S. degrees in electrical engineering from the University of Kentucky and the University of Cincinnati, and an M.B.A. with distinction from the Wharton School at the University of Pennsylvania. He is in the Engineering Hall of Distinction at the University of Kentucky. Mr. Summe also serves on the boards of directors of the State Street Corporation, where he is the chairman of the Nomination & Governance and Strategy committees. He also serves on the board of Ohana Biosciences, a biotech company. Mr. Summe previously served on the board of directors of Automatic Data Processing, Inc. (ADP), Biomet Inc., TRW Corp, Veyance Technologies, Inc., Export Trading Group Ltd, Euromax International Inc. and LMI Aerospace.

Management Team

Set forth below are the names, ages as of December 31, 2017, and positions of the executive officers who together with our chief executive officer, Mr. Clemmer, constitute our management team.

Name	Age	Position
Richard L. Clemmer	66	Executive director, president and chief executive officer
Peter Kelly	60	Executive vice president strategy, M&A and integration and chief financial officer
Tareq Bustami	48	Senior Vice President and general manager Digital Networking business
Guido Dierick	58	Executive vice president and general counsel
Paul Hart	41	Senior Vice President and general manager Radio Frequency business
Steve Owen	57	Executive vice president sales & marketing
David Reed	59	Executive vice president and general manager operations
Keith Shull	66	Executive vice president and chief human resources officer
Kurt Sievers	48	Executive vice president and general manager Automotive business
Ruediger Stroh	55	Executive vice president and general manager Security Connectivity business

•	Peter Kelly (1957, American). Mr. Kelly is executive vice president, chief financial officer and a member of the management team, focusing on Strategy, M&A, and the integration with Freescale. He joined NXP in March, 2011 and serves as NXP’s chief financial officer. Mr. Kelly has over 30 years of applicable experience in the global technology industry and has extensive financial expertise having worked in financial management positions in several other companies, including as CFO of UGI Corp. and Agere Systems Inc. Mr. Kelly also serves on the boards of Plexus, Corp. and Graphic Packaging Holding Co.

•	Tareq Bustami (1969, American). Mr. Bustami is senior vice president and general manager of the Digital Networking business at NXP. He joined NXP in 2015, having served as general manager at Freescale up until the merger with NXP. He has more than 20 years of semiconductor experience focused on the networking industry. He rejoined Freescale in 2012 to lead product strategy, product definition and marketing operations for Digital Networking. Previously, he ran product marketing for LSI’s networking multicore family of processors. He began his career at Freescale where he led product marketing for the company’s PowerQUICC III family.

•	Guido Dierick (1959, Dutch). Mr. Dierick is executive vice president, general counsel, secretary of our board of directors and member of the management team. Since 2000 he has been responsible for legal and intellectual property matters at NXP. He previously was employed by Philips from 1982 and worked in various legal positions.

•	Paul Hart (1976, American). Mr. Hart is senior vice president and general manager of the Radio Frequency business. He joined NXP in 2015, having served as general manager at Freescale up until the merger with NXP. He has 15 years of experience in the high power RF field, focusing on technology development and customer enablement. He joined Motorola Semiconductor as an RF engineer in 2001 and transferred to Freescale in 2006.

•	Steve Owen (1960, British). Mr. Owen is executive vice president, global sales & marketing and member of the management team. He has extensive experience in developing business internationally and served in various marketing and sales leadership positions at NXP and Philips since 1998.

•	David Reed (1958, American). Mr. Reed is executive vice president of Technology and Operations at NXP. He joined NXP in 2015, having served as general manager at Freescale until the merger with NXP. He has 30 years of extensive international experience with global execution of fabs, assembly/test, packaging, R&D, foundries and joint ventures for Analog, Automotive, Logic and Wireless customers. He joined Freescale Semiconductor in 2012 as Senior Vice President, Manufacturing Operations. Previously he was vice president and general manager at GLOBALFOUNDRIES. He began his career at Texas Instruments in 1984 where he held multiple overseas and leadership assignments.

•	Keith Shull (1951, American). Mr. Shull is executive vice president and chief human resources officer for NXP. He joined NXP in 2015 and has over 35 years of experience, having led global HR organizations in a range of industries worldwide, including Arrow Electronics, Visteon and Walter Energy.

•	Kurt Sievers (1969, German). Mr. Sievers is executive vice president, member of the management team and general manager of the Automotive business for NXP. He has previously managed our High Performance Mixed Signal businesses focused on the automotive application markets and the automotive safety and comfort business line and served in various positions at Philips since 1995.

•	Ruediger Stroh (1962, German). Mr. Stroh is executive vice president, member of the management team and general manager of the Security & Connectivity business for NXP. Before joining NXP in May, 2009, he led LSI Corporation’s Storage Peripherals business, overseeing silicon solutions for hard disk and solid state drives addressing consumer and enterprise markets. Previously, he headed Agere System Inc’s storage division and served as chief executive officer for a number of start-up companies. Mr. Stroh began his career at Siemens AG where he held multiple management positions before joining Infineon Technologies AG.

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

Name and Principal Position	Year		Base Salary and/or Directors Fees ($)	Annual Incentive ($) 1)	Performance and Restricted Share Units (#) 2)	Stock Options (#) 3)	Grant Date Fair Value of Share and Option Awards ($) 4)	Cost of Share and Option Awards (IFRS) ($) 5)	Other Compensation ($) 6)	Pension Costs ($)	Pension Allowances ($) 7)	Total Compensation ($) 4)	Total Costs (IFRS) ($) 5)
Richard L. Clemmer Executive director, chief executive officer and president	2017	10)	1,291,625	774,006	136,364	—	15,902,770	13,791,056	947,065	19,414	584,841	19,519,721	17,408,007
	2016	10)	1,263,580	546,815	139,266	30,751	14,500,097	12,749,940	1,033,574	18,100	572,394	17,934,560	16,184,403
	2015	10)	1,273,330	1,530,511	71,918	165,877	10,500,021	13,184,688	1,117,837	13,927	577,052	15,012,678	17,697,345
Sir Peter Bonfield Non-executive director and chairman of the board	2017		323,031	—	1,715	—	200,003	200,583	—	—	—	523,034	523,614
	2016		398,788	—	2,019	—	200,043	224,478	—	—	—	598,831	623,266
	2015		312,625	—	2,740	—	200,020	272,796	—	—	—	512,645	585,421
Johannes P. Huth Non-executive director and vice-chairman of the board	2017		97,000	—	1,715	—	200,003	200,583	—	—	—	297,003	297,583
	2016		94,500	—	2,019	—	200,043	224,478	—	—	—	294,543	318,978
	2015		91,000	—	2,740	—	200,020	272,796	—	—	—	291,020	363,796
Kenneth A. Goldman Non-executive director	2017		115,000	—	1,715	—	200,003	200,583	—	—	—	315,003	315,583
	2016		109,167	—	2,019	—	200,043	224,478	—	—	—	309,210	333,645
	2015		101,000	—	2,740	—	200,020	272,796	—	—	—	301,020	373,796
Dr. Marion Helmes Non-executive director	2017		100,000	—	1,715	—	200,003	200,583	—	—	—	300,003	300,583
	2016		96,250	—	2,019	—	200,043	224,478	—	—	—	296,293	320,728
	2015		91,000	—	2,740	—	200,020	246,763	—	—	—	291,020	337,763
Josef Kaeser Non-executive director	2017		100,000	—	1,715	—	200,003	200,583	—	—	—	300,003	300,583
	2016		96,250	—	2,019	—	200,043	224,478	—	—	—	296,293	320,728
	2015		91,000	—	2,740	—	200,020	272,796	—	—	—	291,020	363,796
Ian Loring Non-executive director	2017		85,000	—	1,715	—	200,003	200,583	—	—	—	285,003	285,583
	2016		85,000	—	2,019	—	200,043	224,478	—	—	—	285,043	309,478
	2015		85,000	—	2,740	—	200,020	272,796	—	—	—	285,020	357,796
Eric Meurice 9) Non-executive director	2017		110,000	—	1,715	—	200,003	200,583	—	—	—	310,003	310,583
	2016		105,416	—	2,019	—	200,043	203,373	—	—	—	305,459	308,789
	2015		99,000	—	2,740	—	200,020	196,817	—	—	—	299,020	295,817
Peter Smitham 8) Non-executive director	2017		97,000	—	1,715	—	200,003	200,583	—	—	—	297,003	297,583
	2016		94,500	—	2,019	—	200,043	35,624	—	—	—	294,543	130,124
	2015		—	—	—	—	—	—	—	—	—	—	—
Gregory L. Summe 8) Non-executive director	2017		100,000	—	1,715	—	200,003	200,583	—	—	—	300,003	300,583
	2016		96,250	—	2,019	—	200,043	35,624	—	—	—	296,293	131,874
	2015		—	—	1,947	—	167,929	56,535	—	—	—	167,929	56,535
Julie Southern Non-executive director	2017		100,000	—	1,715	—	200,003	200,583	—	—	—	300,003	300,583
	2016		96,250	—	2,019	—	200,043	224,478	—	—	—	296,293	320,728
	2015		91,000	—	2,740	—	200,020	246,763	—	—	—	291,020	337,763
Rick Tsai 9) Non-executive director	2017	(11)	77,917	—	—	—	—	(35,624)	—	—	—	77,917	42,293
	2016		85,000	—	2,019	—	200,043	203,373	—	—	—	285,043	288,373
	2015		85,000	—	2,740	—	200,020	196,817	—	—	—	285,020	281,817

Total	2017		2,596,573	774,006			17,902,800	15,761,262	947,065	19,414	584,841	22,824,699	20,683,161
	2016		2,620,951	546.815			16,700,570	14,799,280	1,033,574	18,100	572,394	21,492,404	19,591,114
	2015		2,319,955	1,530,511			12,468,130	15,492,363	1,117,837	13,927	577,052	18,027,412	21,051,645

1)	The annual incentive amount is related to the performance in the year reported, which is then paid to the individual in the subsequent year. See Part I, Item 6.B. Compensation for additional information regarding the incentive plan. The amounts reported are the amounts that have been accrued as annual incentive bonus for our chief executive officer for our performance in the respective years. The actual annual incentive amount for 2017 will be paid in 2018 based on achievement of the predetermined targets.
2)	Represents the number of Performance and Restricted share units granted to the individual in the year reported. See Part I, Item 6.B. Compensation and Note 9 Share-based Compensation to the Consolidated Financial Statements in Part III, Item 18. Financial Statements for additional information regarding our long-term incentive plans.
3)	Represents the number of Stock Options granted to the individual in the year reported. See Part I, Item 6.B. Compensation and Note 9 Share-based Compensation to the Consolidated Financial Statements in Part III, Item 18. Financial Statements for additional information regarding our long-term incentive plans.
4)	Amounts reflect the aggregate grant date fair value of Performance and Restricted share units and Stock Option awards granted in accordance with FASB ASC Topic 718. These amounts do not represent the actual amounts paid to or realized by the individuals in the year reported. See Note 9 Share-based Compensation to the Consolidated Financial Statements in Part III, Item 18. Financial Statements for additional information.
5)	Amounts reflect the costs of Performance and Restricted share units and Stock Options in accordance with IFRS 2. These amounts do not represent the actual amounts paid to or realized by the individuals in the year reported, but represent amounts charged to the income of the year. Total costs (IFRS) includes this item, not the grant date fair value of the awards.

6)	Amounts primarily relate to additional arrangements for our CEO such as housing compensation and relocation allowances, medical insurance, accident insurance, school fee reimbursement and company car arrangements that are broadly in line with those for the NXP executives globally.
7)	Due to legislative changes in the Netherlands, effective January 1, 2015 a new pension arrangement applies to our chief executive officer (as to other employees working under a Dutch employment contract). Refer to below explanation under the heading Pensions.
8)	Peter Smitham and Mr. Gregory L. Summe were appointed as non-executive directors of the Company effective December 7, 2015.
9)	Eric Meurice was appointed effective April 1, 2014 and Mr. Rick Tsai was appointed effective July 1, 2014. Dr. Tsai’s director term expired at the annual meeting of shareholders on June 1, 2017, and he did not stand for re-election to the board of directors.
10)	In 2017, Mr. Clemmer received no performance share units that had financial performance conditions or market performance conditions and 136,364 restricted share units. In 2016, Mr. Clemmer received 13,105 performance share units that had financial performance conditions, no performance share units that had market performance conditions and 126,161 restricted share units. In 2015, Mr. Clemmer received 71,918 performance share units that had financial performance conditions, no performance share units that had market performance conditions and no restricted share units.
11)	As a result of not standing for re-election by Mr. Rick Tsai as noted in Note 9, 2,019 awards were forfeited resulting in a reversal of the related costs in accordance with IFRS2.
12)	During 2016, NXP decided to expand its disclosures of compensation information, specifically in the areas of the cost for compensation charged to the income statement (IFRS), including Performance and Restricted Share Units and Stock Options, for our chief executive officer and the other members of our board of directors. In our previous filings, the required disclosures were not explicitly displayed as prescribed by IAS 24 paragraph 17 and section 383c Book 2 Title 9 of the Dutch Civil Code. Therefore, the expanded disclosure over the years 2015, 2016 and 2017 are presented in the above table. In connection with the disclosure requirements of IAS 24 paragraph 17, we consider the board of directors as our key management personnel.

Base Salary

We currently pay our chief executive officer an annual base salary of €1,142,000, the chairman of our board of directors an annual fixed fee of €275,000 and the other members of our board of directors an annual fixed fee of $85,000 gross. Since the annual meeting of shareholders of June 2, 2016, members of our Audit Committee receive an additional annual fixed fee of $15,000 (2015 through 2016: $6,000) gross and the chairman receives an additional annual fixed fee of $15,000 (2015 through 2016: $10,000); members of our Nominating & Compensation Committee receive an additional annual fixed fee of $12,000 (2015 through 2016: $6,000) gross and the chairman receives an additional annual fixed fee of $13,000 (2015 through 2016: $8,000). For the year ended December 31, 2017, the current and former members of our management team as a group (in total 12 members) received a total aggregate Base salary of €5,320,294, compared to a total aggregate Base salary of €5,889,544 (in total 12 members) in 2016 and €7,303,951 (in total 19 members) in 2015.

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

To support the performance culture, the Annual Incentive plan is based on EBIT at group level and business / support level, as well as – since 2017 – revenue targets (over 2016 and 2015, the Annual Incentive Plan was not based on revenue targets, but on market share targets). Any targets are set by the board of directors, at the proposal of its nominating & compensation committee.

Over the year 2017, our chief executive officer realized a target achievement of 79.9% and thus an amount of €684,344 has been accrued as an annual incentive bonus for our chief executive officer for our performance in 2017. Over the year 2016, our chief executive officer realized a target achievement of 57.7%, and thus an amount of €494,201 was accrued in 2016 (paid in 2017) as an annual incentive bonus for our performance in 2016 (over the year 2015, the target achievement was 161.5%, and thus an amount of €1,383,248 was accrued in 2015 (paid in 2016)). The total annual incentive bonus amount accrued in 2017 and to be paid in 2018 to members of our management team, including our chief executive officer, is €3,425,733. The amount of annual incentive bonus for the 2016 performance period and 2015 performance period paid to members of our management team, including our chief executive officer, was €2,443,300 and €5,518,340, respectively.

Share Based Compensation Plans

The purpose of our share based compensation plans, is to align the interests of directors and management with those of our stockholders by providing additional incentives to improve our medium and long term performance, by offering the participants an opportunity to share in the success of NXP.

In the period from 2007 until our initial public offering in August 2010, we granted stock options (“MEP Options”) to the members of our management team and to approximately 135 of our other executives under the Management Equity Stock Option Plan (“MEP”). The MEP Options became fully exercisable upon the Private Equity Consortium ceasing to hold 30% of our shares of common stock on September 18, 2013. Current employees owning MEP Options may exercise such MEP Options during the period of five years as of September 18, 2013, subject to these employees remaining employed by us and subject to the applicable laws and regulations. On December 31, 2017, grants to 3 participants were outstanding, in total representing 231,924 shares of common stock, consisting of 231,924 stock options. These MEP Options can be exercised at exercise prices which vary from €30.00 to €40.00 per MEP Option.

Since 2010, we have maintained annual Long Term Incentive Plans, under which performance stock, restricted stock and stock options may be granted to the members of our board of directors, management team, our other executives, selected other key employees/talents of NXP and selected new hires. Under these Long Term Incentive Plans, equity incentives may be granted on, or the first Nasdaq trading day after NXP publishes its quarterly financials. In view of the merger with Freescale, a specific grant under the 2015 plan was made to Freescale employees who joined NXP on December 7, 2015. Performance stock units and restricted stock units vest over a period of one to four years, subject to relevant performance criteria relating to operating income being met in the case of performance stock units, and stock options vest over four years. Beginning with the 2014 LTIP plans, performance stock units granted to the members of our management team, including the CEO, vest over a period of four years, and restrictive stock units granted to the non-executive directors in our board vest over a period of one year. In view of the previously announced tender offer by Qualcomm to acquire all the issued and outstanding NXP shares, in October 2016, the board of directors, advised by its nominating & compensation committee, resolved to only grant restricted stock units under the 2016 Long term Incentive Plan. Awards granted generally will become fully vested upon a termination event occurring within one year following a change in control, as defined. A termination event is defined as either termination of employment or services other than for cause or constructive termination of resulting from a significant reduction in either the nature or scope of duties and responsibilities, a reduction in compensation or a required relocation.

The size of the annual equity pool available for Long Term Incentive Plan 2010 awards from November 2, 2010 up to the fourth quarter of 2011 was for an aggregate of up to 7,200,000 common shares in our share capital. On December 31, 2017, grants to 42 participants were outstanding, in total representing some 71,067 shares of common stock, consisting of 71,067 stock options.

The size of the annual equity pool available for Long Term Incentive Plan 2011 awards from November 1, 2011 up to the fourth quarter of 2012 was for an aggregate of up to 8.6 million (including 1.4 million which remained from the 2010 LTIP pool) common shares in our share capital. On December 31, 2017, grants to 100 participants were outstanding, in total representing 294,587 shares of common stock, consisting of 294,587 stock options.

The size of the annual equity pool available for Long Term Incentive Plan 2012 awards from October 25, 2012 up to the fourth quarter of 2013 was for an aggregate of up to 9.3 million (including 2.1 million which remained from the 2011 LTIP pool) common shares in our share capital. On December 31, 2017, grants to 184 participants were outstanding, in total representing 406,234 shares of common stock, consisting of 406,234 stock options.

The size of the annual equity pool available for Long Term Incentive Plan 2013 awards from October 24, 2013 up to the fourth quarter of 2014 is for an aggregate of up to 6.7 million (including 0.4 million which remained from the 2012 LTIP pool) common shares in our share capital. On December 31, 2017, grants to 56 participants were outstanding, in total representing 267,606 shares of common stock, consisting of 1,850 performance stock units, 187 restricted stock units and 265,569 stock options

The size of the annual equity pool available for Long Term Incentive Plan 2014 awards from October 23, 2014 up to the fourth quarter of 2015 is for an aggregate of up to 7.5 million (including 2.2 million which remained from the 2013 LTIP pool) common share in our share capital. On December 31, 2017 grants to 151 participants were outstanding, in total representing 595,995 shares of common stock, consisting of 77,276 performance stock units, 165,600 restricted stock units and 353,119 stock options.

The size of the annual equity pool available for Long Term Incentive Plan 2015 awards from October 29, 2015 up to the fourth quarter of 2016 is for an aggregate of up to 5.2 million (including 4.2 million which remained from the 2014 LTIP pool) common share in our share capital. On December 31, 2017 grants to 5,491 participants were outstanding, in total representing 1,667,353 shares of common stock, consisting of 241,603 performance stock units, 641,092 restricted stock units and 784,658 stock options.

In view of the Merger, NXP exchanged on December 7, 2015 the outstanding Freescale equity into 4,924,043 restricted stock units and 2,871,861 stock options. On December 31, 2017 grants to 2,939 participants were outstanding, in total representing 1,927,801 shares of common stock, consisting of 1,122,002 restricted stock units and 805,799 stock options.

The size of the annual equity pool available for Long Term Incentive Plan 2016 awards from October 27, 2016 up to the fourth quarter of 2017 is for an aggregate of up to 5.6 million (including 4.3 million which remained from the 2015 LTIP pool) common share in our share capital. On December 31, 2017 grants to 6,110 participants were outstanding, in total representing 1,938,946 shares of common stock, consisting of 1,938,946 restricted stock units. In light of the announced tender offer by Qualcomm on all the NXP shares, only restricted stock units were granted under the 2016 Long term Incentive Plan.

The size of the annual equity pool available for Long Term Incentive Plan 2017 awards from October 26, 2017 up to the fourth quarter of 2018, or so much earlier if the proposed transaction with Qualcomm closes earlier, is for an aggregate of up to 4.0 million (including 2.7 million which remained from the 2016 LTIP pool) common share in our share capital. On December 31, 2017 grants to 8,543 participants were outstanding, in total representing 2,543,783 shares of common stock, consisting of 2,543,783 restricted stock units. In light of the announced tender offer by Qualcomm on all the NXP shares, only restricted stock units were granted under the 2017 Long term Incentive Plan.

As of December 31, 2017, under the above equity plans, a total amount of 3,212,957 stock options, 320,729 performance stock units and 6,411,610 restricted stock units were outstanding, in total representing 9,945,296 shares of common stock.

Shares to be delivered under any equity program may be newly issued, for up to 10% of our share capital, or they may come out of treasury stock or be purchased from time to time upon the decision of our board of directors.

As of December 31, 2017, the following stock options, restricted stock units, performance stock units and shares of common stock were outstanding with members of our board of directors:

Richard L. Clemmer, CEO and president

As of December 31, 2017, our chief executive officer held 491,571 shares of common stock and had been granted the following unvested stock options, restricted stock units and performance stock units, which were outstanding:

Series	Number of Stock Options	Exercise Price (in $)	Stock Options Exercisable	Number of Stock Options per vesting schedule
				10/29/18	10/29/19
2016/February	15,376	76.31	0	7,688	7,688

Series	Number of Stock Options	Exercise Price (in $)	Stock Options Exercisable	Number of Stock Options per vesting schedule
				10/29/18	10/29/19
2015/October	82,939	73.00	0	41,469	41,470

Series	Number of Stock Options	Exercise Price (in $)	Stock Options Exercisable	Stock Options per vesting schedule
				10/23/18
2014/October	40,419	64.18	0	40,419

Series	Number of Restricted Stock Units	Number of Restricted Stock Units per vesting schedule
		10/26/18	10/26/19	10/26/20
2017/October	136,364	45,454	45,455	45,455

Series	Number of Restricted Stock Units	Number of Restricted Stock Units per vesting schedule
		10/27/18	10/27/19
2016/October	84,108	42,054	42,054

Series	Number of Performance Stock Units	Number of Performance Stock Units per vesting schedule
		10/29/18	10/29/19	10/29/20
2016/February	13,105	Maximum 9,828	Maximum 13,105	Up to 13,105

Series	Number of Performance Stock Units	Number of Performance Stock Units per vesting schedule
		10/23/18	10/23/19	10/23/20
2015/October	71,918	Maximum 53,938	Maximum 71,918	Up to 71,918

Series	Number of Performance Stock Units	Number of Performance Stock Units per vesting schedule
		10/23/18	10/23/19
2014/October	17,529	Maximum 17,529	Up to 17,529

Series	Number of Performance Stock Units	Number of Performance Stock Units per vesting schedule
		11/1/18
2014/October	16,880	Maximum 16,880

Other members of our board of directors

As of December 31, 2017, the other members of our board of directors held the following number of shares of common stock:

Sir Peter Bonfield: 33,580 from vested stock units

Mr. Goldman: 20,232 from vested stock units

Mr. Huth: 13,844 from vested stock units

Dr. Helmes: 1,284 from vested stock units

Mr. Kaeser: 35,199 from vested stock units

Mr. Loring: 1,284 from vested stock units

Mr. Meurice: 6,826 from vested stock units

Mr. Smitham: 1,284 from vested stock units

Ms. Southern: 8,224 from vested stock units

Mr. Summe: 5,665 from vested stock units

To each of the non-executive members of our board of directors, the following restricted stock units had been granted and were outstanding as of December 31, 2017:

Series	Number of Restricted Stock Units	Number of Stock Units per vesting schedule
		10/26/18
2017/October	1,715	1,715

Pensions

It has been our long-standing practice that our chief executive officer and eligible members of the management team under a Dutch employment contract participate in the executives’ pension plan, which we established in the Netherlands and which consisted of a combination of a career average and a defined-contribution plan. Due to legislative changes in the Netherlands, effective January 1, 2015 a new pension arrangement applies to our employees working under Dutch employment contracts, including our chief executive officer. Since January 1, 2015, pension plans which allow pension accrual based on a pensionable salary exceeding an amount of €100,000 (threshold is adapted by the fiscal authorities each year, 2017: €103,317) are, for fiscal purposes, considered to be non-qualifying schemes.

The following pension arrangement is in place for our chief executive officer, and members of the management team and other executives under Dutch contract with effect from January 1, 2015:

•	Pension Plan in the Netherlands, which is a Collective Defined Contribution plan with an age-dependent fixed contribution percentage up to a maximum pensionable salary of €100,000 (2017: €103,317). The Pension Plan has a target retirement age of 67 and a target accrual rate of 1.85%;

•	Introduction of a Benefit Allowance of 12.3% of the pensionable salary above €103,317 (2017) for all current and new employees

•	Compensation of remaining loss in pension accrual, compared to 2014, as an individual Retirement allowance

•	Individual compensation (Retirement allowance) will be protected for 5 years (up to end 2019) and then reduced to 75%, 50%, 25% in the following 3 years (2020-2021-2022). No individual compensation after year 8 (January 2023 onwards)

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

In 2017, we paid for our chief executive officer a total pension plan contribution of €17,165 ($19,414) (€16,358 ($18,100) in 2016 and €12,491 ($13,927) in 2015) and an aggregated amount of €517,092 ($584,841) as Retirement Allowance and individual Allowance in 2017 (€517,319 ($572,394) in 2016).

C. Board Practices

Management Structure

We have a one-tier board structure, consisting of an executive director and non-executive directors.

Powers, Composition and Function

The board of directors consists of one executive director and ten non-executive directors. The number of executive and non-executive directors is determined by the board of directors and our directors are appointed for one year and are re-electable each year at the general meeting of stockholders. The executive director, Mr. Clemmer, has been appointed as our chief executive officer.

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

Additional Arrangements

Our chief executive officer has a contract of employment the term of which is linked to his board membership which expires the earlier of (i) closing of the proposed transaction with Qualcomm and (ii) the next meeting of stockholders. Most of the other members of our management team and our executives have a contract of employment for an indefinite term. The main elements of any new employment contract that we will enter into with a member of the board of directors will be made public no later than the date of the public notice convening the general meeting of stockholders at which the appointment of such member of the board of directors will be proposed. Non-executive directors of our board do not have a contract of employment.

In addition to the main conditions of employment, a number of additional arrangements apply to our chief executive officer and other members of the management team; these arrangements do not apply to the non-executive members of our board of directors. These additional arrangements, such as housing compensation and relocation allowances, medical insurance, accident insurance, school fee compensation and company car arrangements are broadly in line with those for the NXP executives globally. In the event of disablement, our chief executive officer and other members of the management team are entitled to benefits in line with those for other NXP executives. In the event of our chief executive officer’s death while in the service of NXP, any unvested equity awards (including any NXP stock options, performance stock units and restricted stock units) will vest. In line with regulatory requirements, the Company’s policy forbids personal loans, guarantees or similar arrangements to members of our board, and consequently no loans, guarantees or similar arrangements were granted to such members since 2010, nor were any such loans outstanding as of December 31, 2017. The contract of employment entered into with our chief executive officer as of January 1, 2009, provides that if our chief executive officer terminates his employment within six months of a change of control, then he will be entitled to two years’ base salary (gross) plus twice the amount of his target annual bonus (gross).

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

Board Committees

While retaining overall responsibility, our board of directors has assigned certain of its tasks to permanent committees. Members of the permanent committees will be appointed by the board of directors. The board of directors will also determine the tasks of each committee. Our board of directors has established an audit committee and a nominating and compensation committee, each of which will have the responsibilities and composition described below:

•	Audit Committee. Our audit committee consists of five independent non-executive directors, Messrs. Goldman, Kaeser, Summe, and Dr. Helmes and Ms. Southern; all five members are independent directors under the Dutch corporate governance rules and under the Nasdaq and SEC audit committee structure and membership requirements. Mr. Goldman, who is appointed as chairman of the audit committee, qualifies as an “audit committee financial expert” as such term is defined in Item 16.A. Audit Committee Financial Expert and as determined by our board of directors. Our audit committee assists the board of directors in supervising, monitoring and advising the board of directors on financial reporting, risk management, compliance with relevant legislation and regulations and our Code of Conduct (the “Code”). It will oversee the preparation of our financial statements, our financial reporting process, our system of internal business controls and risk management, our internal and external audit process and our internal and external auditor’s qualifications, independence and performance. Our audit committee also reviews our annual and interim financial statements and other public disclosures, prior to publication. On a quarterly basis, the non-executive directors who are part of the audit committee reports their findings to the plenary board of directors. Our audit committee also recommends to our stockholders the appointment of external auditors. The external auditor attends most meetings of the audit committee. The findings of the external auditor, the audit approach and the risk analysis are also discussed at these meetings.

•	Nominating and Compensation Committee. Our nominating and compensation committee consists of four non-executive directors, Sir Peter Bonfield and Messrs. Huth, Meurice and Smitham; all four members are independent directors under the Dutch corporate governance rules and under the Nasdaq and SEC compensation committee structure and membership requirements. Mr. Meurice is appointed as chairman of this committee. The nominating & compensation committee determines selection criteria and appointment procedures for members of our board of directors, periodically assesses the scope and composition of our board of directors and evaluates the performance of its individual members. It is responsible for recommending to the board of directors the compensation package for our executive directors, with due observance of the remuneration policy adopted by the general meeting of stockholders. It reviews employment contracts entered into with our executive directors, makes recommendations to our board of directors with respect to major employment-related policies and oversees compliance with our employment and compensation-related disclosure obligations under applicable laws.

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

D. Employees

As of December 31, 2017 we had 30,100 full-time equivalent employees. The following table indicates the % of full–time equivalent employees per geographic area:

	% as of December 31,
	2017	2016
Europe and Africa	20	18
Americas	20	15
Greater China	24	28
Asia Pacific	36	39

Total	100	100

The decrease in full-time equivalents from December 31, 2016 is primarily a result of the divestment of the SP business on February 6, 2017.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table shows the amount and percentage of our common stock beneficially owned as of December 31, 2017, December 31, 2016 and December 31, 2015, except as noted below, by (i) each person who is or was known by us to own beneficially more than 5% of our common stock, (ii) each current member of our board of directors, and (iii) all members of the board as a group. A person is a “beneficial owner” of a security if that person has or shares voting or investment power over the security or if he has the right to acquire beneficial ownership within 60 days. Unless otherwise noted, these persons may be contacted at our executive offices and, unless otherwise noted, have to our knowledge sole voting and investment power over the shares listed.

	Common Stock Beneficially Owned as of December 31
	2017		2016		2015
	Number	%*	Number	%*	Number	%*
BlackRock, Inc. (1)	19,595,928	5.66	—	—	—	—
Elliott Associates L/P. (2)	16,437,756	4.75	—	—	—	—
T. Rowe	—	—	32,862,425	9.50	—	—
FMR LLC	—	—	12,618,417	3.65	22,525,068	6.51
Blackstone Funds	—	—	—	—	33,275,028	9.62
Richard L. Clemmer	563,679	0.16	4,553,772	1.32	4,188,683	1.21
Sir Peter Bonfield	33,580	0.01	32,611	0.01	30,487	0.01
Johannes P. Huth	13,844	0.004	12,560	0.004	8,135	0.002
Kenneth Goldman	20,232	0.006	21,433	0.006	33,526	0.01
Dr. Marion Helmes	1,284	0.0004	9,914	0.003	6,487	0.002
Josef Kaeser	35,199	0.01	33,915	0.01	30,487	0.01
Ian Loring	1,284	0.0004	40,912	0.01	36,486	0.01
Eric Meurice	6,826	0.002	5,857	0.002	3,117	0.001
Peter Smitham	1,284	0.0004	—	—	—	—
Julie Southern	8,224	0.002	6,940	0.002	4,127	0.001
Gregory L. Summe	5,665	0.002	4,381	0.001	4,381	0.001
Rick Tsai	—	—	5,857	0.002	3,117	0.001
All directors as a group	691,101	0.20	4,728,152	1.37	4,349,033	1.26

*	Percentage computations are based on 346,002,862 shares of our common stock issued and outstanding as of December 31, 2017, December 31, 2016 and December 31, 2015.
(1)	Information about the number of common shares owned by BlackRock, Inc. (“Blackrock”) on December 31, 2017, is based solely on a Schedule 13G filed by Blackrock with the SEC on February 8, 2018. Blackrock’s address is 55 East 52nd Street, New York, NY 10055. Blackrock beneficially owned an aggregate of 19,595,928 common shares, has sole power to vote 17,128,078 shares and the sole power to dispose of 19,595,554 shares of our common stock.
(2)	Information about the number of common shares owned by Elliott Associates, L.P. (“Elliott”) on January 24, 2018, is based solely on a Schedule 13D/A filed by Elliott with the SEC on January 25, 2018. Elliot’s address is 40 West 57th Street, New York, NY 10019. Collectively, Elliott Associates, L.P., Elliott International, L.P. (“Elliott International”) and Elliott International Capital Advisors Inc. (“EICA”) beneficially own an aggregate of 16,437,756 shares of our common stock. This does not include notional principal amount derivative agreements in the form of cash settled swaps with respect to 2,226,485 and 4,731,280 of our common shares held by Elliott and Elliott International, respectively, in which Elliott and Elliott International disclaim beneficial ownership.

No shareholders held different voting rights.

See Part I, Item 3. Key Information for a description of our Purchase Agreement with Buyer, a wholly-owned, indirect subsidiary of Qualcomm and tender offer commenced by Buyer to acquire all of our issued and outstanding common shares for a revised offer price of $127.50 per share, less any applicable withholding taxes and without interest to the holders thereof, payable in cash, for estimated total cash consideration of $44 billion, which will result, subject to the satisfaction or waiver of the conditions in the Purchase Agreement, in a change in control of NXP.

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

Item  9. The Offer and Listing

A. Offer and Listing Details

The following table shows the high and low closing sales prices of the common stock on the stock market of Nasdaq as reported in the Official Price List for the following periods:

Most recent six months
March 2018		February 2018		January 2018		December 2017		November 2017		October 2017
High	Low	High	Low	High	Low	High	Low	High	Low	High	Low
124.78	116.26	125.71	114.88	121.08	117.87	117.09	113.75	117.46	113.00	117.05	113.12

On April 2, 2018, the closing sales price of the common stock on the stock market of Nasdaq was $115.22.

	2017		2016		2015
	High	Low	High	Low	High	Low
1st quarter	104.22	96.00	84.44	64.00	108.03	72.38
2nd quarter	109.98	103.17	94.49	75.04	112.25	95.33
3rd quarter	113.09	109.11	102.01	76.05	99.28	79.26
4th quarter	117.46	113.00	104.49	96.59	97.95	73.00

	High	Low
2017	117.46	96.00
2016	104.49	64.00
2015	112.25	72.38
2014	77.85	42.94
2013	45.95	25.29

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

B. Memorandum and Articles of Association

The information required by this section is incorporated by reference to Exhibit 3.2 of Amendment No. 7 to the Company’s Registration Statement on Form F-1, filed on August 2, 2010 (File No. 333-166128).

C. Material Contracts

Other than the material contracts described below, we have not entered into any material contracts other than in the ordinary course of business.

2017

We have not entered into any material contracts other than in the ordinary course of business in 2017. See Part I, Item 3. Key Information for a description of our Purchase Agreement with Buyer, a wholly-owned, indirect subsidiary of Qualcomm and tender offer commenced by Buyer to acquire all of our issued and outstanding common shares for a revised offer price of $127.50 per share, less any applicable withholding taxes and without interest to the holders thereof, payable in cash, for estimated total cash consideration of $44 billion. The Purchase Agreement restricts NXP from engaging in certain actions outside the ordinary course of business without Buyer’s approval.

2016

See Part I, Item 5.B. Liquidity and Capital Resources – 2016 Financing Activities for a description of the 2021 and 2023 Senior Unsecured Notes.

See Part I, Item 3. Key Information for a description of our divestment of the SP business.

On June 13, 2016, we entered into amendments to the Shareholder Agreements with certain former Freescale shareholders (the “Sponsors”) to amend the transfer restrictions for the Sponsors in relation to NXP shares received in the Merger.

See Part I, Iterm 5.B. Liquidity and Capital Resources – 2016 Financing Activities for a description of the 2022 Senior Unsecured Notes.

See Part I, Item 5.B. Liquidity and Capital Resources – 2016 Financing Activities for a description of the 2020 Term Loan.

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

The following summary is based on the Dutch tax law as applied and interpreted by Dutch tax courts and as published and in effect on the date hereof, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect. For the purpose of this paragraph, “Dutch taxes” means taxes of whatever nature levied by or on behalf of the Netherlands or any of its subdivisions or taxing authorities. The Netherlands means the part of the Kingdom of the Netherlands located in Europe and does not include Bonaire, St. Eustatius and Saba. Any reference made to a treaty for the avoidance of double taxation concluded by the Netherlands includes the Tax Regulation for the Kingdom of the Netherlands (Belastingregeling voor het Koninkrijk), the Tax Regulation for the country of the Netherlands (Belastingregeling voor het land Nederland), the Tax Regulation the Netherlands Curaçao (Belastingregeling Nederland Curaçao), the Tax Regulation the Netherlands Saint Martin (Belastingregeling Nederland Sint Maarten) and the Agreement between the Taipei Representative Office in the Netherlands and the Netherlands Trade and Investment Office in Taipei for the avoidance of double taxation.

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

If a stockholder is resident (i) in an EU member state, or (ii) in a state that is a party to the Agreement on the European Economic Area (“EEA”; Iceland, Liechtenstein or Norway), or (iii) in a designated third state with which the Netherlands has agreed to an arrangement for the exchange of information on tax matters, it is entitled to a full or partial refund of Dutch dividend withholding tax incurred in respect of the Shares if the final tax burden in respect of the dividends distributed by the Company of a comparable Dutch resident stockholder is lower than the withholding tax incurred by the non-Dutch resident stockholder. The refund is granted upon request, and is subject to conditions and limitations. No entitlement to a refund exists if the disadvantage for the non-Dutch resident stockholder is entirely compensated in his state of residence under the provisions of a treaty for the avoidance of double taxation concluded between this state of residence and the Netherlands.

If a stockholder is (A) resident (i) in an EU member state, or (ii) in a state that is a party to the EEA, or (iii) in a third state with which the Netherlands has concluded a tax treaty for the avoidance of double taxation which contains a provision addressing dividends, according to the laws of that state, and (B) the stockholder is not considered a resident of another state under the terms of a tax treaty for the avoidance of double taxation concluded by that state with a third state with which the Netherlands has not concluded a tax treaty for the avoidance of double taxation which contains a provision addressing dividends, not being another EU member state or a state that is a party to the EEA, and (C) the stockholder owns an interest in the Company to which the participation exemption or the participation credit would be applicable if the stockholder was resident in the Netherlands, this stockholder will generally be eligible for an exemption from or refund of Dutch dividend withholding tax on dividends distributed by us, unless (D) the stockholder (i) holds the shares with the main purpose, or one of the main purposes, to avoid taxation due by another individual or entity, and (ii) holds the shares, or is deemed to hold the shares, as part of an artificial arrangement or transaction (or a series of artificial arrangements or composite of transactions).

Furthermore, if a stockholder:

(a)	is an entity which is resident for Dutch tax purposes in a member state of the European Union, a state that is a party to the EEA or which is a qualifying stockholder resident elsewhere;

(b)	is not subject to a tax levied by reference to its profits in its country of residence; and

(c)	would not have been subject to Dutch corporate income tax had the stockholder been resident in the Netherlands for Dutch tax purposes;

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

A stockholder will not be subject to Dutch taxes on income or capital gains in respect of the ownership and disposal of our shares, other than Dutch dividend withholding tax as described above, except if:

(i)	the stockholder is, or is deemed to be, resident in the Netherlands for Dutch (corporate) income tax purposes;

(ii)	the stockholder derives profits from an enterprise, whether as entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise other than as an entrepreneur or a stockholder, which enterprise is, in whole or in part, carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands, to which permanent establishment or a permanent representative the shares are attributable;

(iii)	the stockholder is an individual and derives benefits from miscellaneous activities (resultaat uit overige werkzaamheden ) carried out in the Netherlands in respect of the shares, including, without limitation, activities which are beyond the scope of active portfolio investment activities;

(iv)	the stockholder is an individual and has a substantial interest (aanmerkelijk belang) or a fictitious substantial interest (fictief aanmerkelijk belang) in the Company, which is not attributable to the assets of an enterprise;

(v)	the stockholder is not an individual and holds a substantial or fictitious substantial interest in the Company with the main purpose, or one of the main purposes, to avoid income tax due by an individual, and holds the shares, or is deemed to hold the shares, as part of an artificial arrangement or transaction (or a series of artificial arrangements or composite of transactions);

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

The maximum rate of withholding tax on dividends paid to you pursuant to the Treaty is 15 percent. You may be required to properly demonstrate to the Company and the Dutch tax authorities your entitlement to the reduced rate of withholding under the Treaty. Subject to certain conditions and limitations, Dutch withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. However, amounts withheld to reflect Dutch withholding taxes will not be creditable to the extent that we are allowed to reduce the amount of the withholding tax that is actually transferred to the Dutch tax authorities, as described under “Certain Tax Considerations—Holder of Common Stock—Summary of Dutch Tax Considerations—Withholding Tax“ above. For purposes of calculating the foreign tax credit, dividends paid on the shares will be treated as income from sources outside the United States and will generally constitute passive category income. Further, in certain circumstances, if you:

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

Passive Foreign Investment Company

Based on the composition of our income and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (a “PFIC”) for the 2017 taxable year, and we do not expect to become one in the future, although there can be no assurance in this regard. If, however, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are a “foreign private issuer” as such term is defined in Rule 405 under the Securities Act, and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. We are subject to the informational requirements of the Exchange Act and are required to file reports and other information with the SEC. Shareholders may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings are also publicly available free of charge on the SEC’s website at www.sec.gov

I. Subsidiary Information

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

Interest Rate Risk

Our RCF Agreement has a $600 million borrowing capacity with floating rate interest, but there are currently no borrowings under this facility. At December 31, 2017, we had no aggregate principal amount outstanding under the Term Loans. A hypothetical increase in LIBOR based interest rates would not have caused any change to our interest expense on our floating rate debt.

Additional information regarding our notes is provided in notes 2, Significant Accounting Policies, and 16, Debt, of our notes to the Consolidated Financial Statements included in Part III, Item 18. of this Annual Report is incorporated herein by reference.

Foreign Currency Risks

We are also exposed to market risk from changes in foreign currency exchange rates, which could affect operating results as well as our financial position and cash flows. We monitor our exposures to these market risks and generally employ operating and financing activities to offset these exposures where appropriate. If we do not have operating or financing activities to sufficiently offset these exposures, from time to time, we may employ derivative financial instruments such as swaps, collars, forwards, options or other instruments to limit the volatility to earnings and cash flows generated by these exposures. Derivative financial instruments are only used for hedging purposes and not for trading or speculative purposes. Counterparties to our derivatives contracts are all major banking institutions. In the event of financial insolvency or distress of a counterparty to our derivative financial instruments, we may be unable to settle transactions if the counterparty does not provide us with sufficient collateral to secure its net settlement obligation to us, which could have a negative impact on our results. The Company measures all derivative financial instruments based on fair values derived from market prices of the instruments or from option pricing models, as appropriate and record these as assets or liabilities in the balance sheet. Changes in the fair values are recognized in the statement of operations immediately unless cash flow hedge accounting is applied. A summary of our foreign currency accounting policies is provided in note 2, Significant Accounting Policies, of our notes to the Consolidated Financial Statements included in Part III, Item 18. of this Annual Report is incorporated herein by reference.

At December 31, 2017 our net asset related to foreign currency forward contracts designated as hedges of foreign currency risk on certain operating expenditure transactions was $10 million. If our forecasted operating expenditures for currencies in which we hedge were to decline by 20% and foreign exchange rates were to change unfavorably by 20% in our hedged foreign currency, we would incur a negligible loss.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None

Item  14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15. Controls and Procedures

Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation pursuant to Rule 13a-15(e) and 15d-15(e) of the Exchange Act of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our chief executive officer and chief financial officer concluded that as of the end of the period covered by this Annual Report such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in reports we filed or submitted under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and included controls and procedures designed to ensure that information required to be disclosed in such reports was accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017 based on the criteria established in “Internal Control - Integrated Framework (2013)” by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment our management concluded that our internal control over financial reporting was effective as of December 31, 2017.

NXP continues to integrate Freescale Semiconductor, Ltd. which was acquired on December 7, 2015. In 2017, management enhanced controls in response to changes to our organizational structure. Other than the aforementioned, there have not been any changes in the Company’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

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

Attestation Report of the Independent Registered Public Accounting Firm

For the year ended December 31, 2017 an attestation report regarding internal control over financial reporting of the Company’s independent registered public accounting firm is required. The attestation is included in Part III, Item 18. Financial Statements.

Item 16A. Audit Committee Financial Expert

Mr. Goldman, chairman of our audit committee, qualifies as an “audit committee financial expert” as such term is defined in Item 16A of Form 20-F and as determined by our board of directors. Our board of directors has determined that Mr. Goldman is an independent director under the Nasdaq Global Select Market Corporate Governance Rules. For further information relating to the qualifications and experience of Mr. Goldman, see Part I, Item 6. Directors, Senior Management and Employees.

Item 16B. Code of Ethics

We have adopted the Code applicable to all of our employees, directors and officers, including our president and chief executive officer, chief financial officer, controller or principal accounting officer or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B on Form 20-F and as required by The Nasdaq Global Select Market Listing Rules, which refers to Section 406(c) of the Sarbanes-Oxley Act.

The Code outlines our general commitment to be a responsible social partner and the way in which we attempt to interact with our stakeholders, including stockholders, suppliers, customers, employees and the market. The Code expresses our commitment to an economically, socially and ethically sustainable way of working. It covers our policy on a diverse array of subjects, including corporate gifts, child labor, International Labor Organization conventions, working hours, sexual harassment, free-market competition, bribery and the integrity of financial reporting.

The Code is available on our website at www.nxp.com/investor/governance. We will disclose on this website any amendments to, or waivers from, our Code (to the extent applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions). The information contained on our website or that can be accessed through our website neither constitutes part of this Annual Report nor is incorporated by reference herein.

Item 16C. Principal Accountant Fees and Services

The Company has instituted a comprehensive auditor independence policy that regulates the relation between the Company and its external auditors and is available on our website ( www.nxp.com/investor ). The policy includes rules for the pre-approval by the audit committee of all services to be provided by the external auditor. The policy also describes the prohibited services that may not be provided. Proposed services may be pre-approved at the beginning of the year by the audit committee (annual pre-approval) or may be pre-approved during the year by the audit committee in respect of a particular engagement (specific pre-approval). The annual pre-approval is based on a detailed, itemized list of services to be provided, designed to ensure that there is no management discretion in determining whether a service has been approved and to ensure the audit committee is informed of each service it is pre-approving. Unless pre-approval with respect to a specific service has been given at the beginning of the year, each proposed service requires specific pre-approval during the year. Any annually pre-approved services where the fee for the engagement is expected to exceed pre-approved cost levels or budgeted amounts will also require specific pre-approval. The term of any annual pre-approval is 12 months from the date of the pre-approval unless the audit committee states otherwise. During 2017, there were no services provided to the Company by the external auditors which were not pre-approved by the audit committee.

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

The following table shows the fees billed by KPMG for audit and other services provided for fiscal years 2017 and 2016. All figures are net of Value Added Tax and other similar taxes assessed on the amount billed by KPMG. All of the services reflected in the following fee table were approved in conformity with the Audit Committee’s pre-approval process.

($ in millions)	2017	2016
Audit Services	4.7	3.8
Audit-Related Services	0.2	—
Tax Services	—	—
All Other Services	—	0.1

Total	4.9	3.9

Audit Services.

This category includes KPMG’s audit of our annual financial statements and internal control over financial reporting, review of financial statements included in our quarterly reports, and services that are typically provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements for those fiscal years. This category also includes statutory audits; consultation and advice on new accounting pronouncements, and technical advice on various accounting matters related to the consolidated financial statements or statutory financial statements that we are required to file; comfort letters; and consents issued in connection with SEC filings or private placement documents.

Audit-Related Services.

This category consists of assurance and related services provided by KPMG that are reasonably related to the performance of the audit or review of our financial statements, and are not included in the fees reported in the table above under “Audit Services”. The services for the fees disclosed under this category primarily include services related to local statutes or regulations.

Tax Services.

This category consists of tax services provided with respect to tax consulting, tax compliance, tax audit assistance, tax planning, expatriate tax services, and transfer pricing. of which there were none in 2017 and 2016.

All Other Services.

This category consists of services provided by KPMG that are not included in the category descriptions defined above under “Audit Services”, “Audit-Related Services”, or “Tax Services”.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item  16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table provides a summary of shares repurchased by the Company in 2017:

Period begin	Period end	Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
January 1	February 5	January	238,551	98.40	238,551	2,935,384
February 6	March 5	February	16,463	99.46	16,463	2,918,921
March 6	April 2	March	5,403	103.83	5,403	2,913,518
April 3	May 7	April	79,146	103.76	79,146	2,834,372
May 8	June 4	May	11,345	106.78	11,345	2,823,027
June 5	July 2	June	5,861	108.40	5,861	2,817,166
July 3	August 6	July	18,286	109.73	18,286	2,798,880
August 7	September 3	August	86	112.42	86	2,798,794
September 4	October 1	September	1,125	112.44	1,125	2,797,669
October 2	November 5	October	619,877	116.51	619,877	2,177,792
November 6	December 3	November	1,435,151	115.27	1,435,151	742,641
December 4	December 31	December	91,295	114.33	91,295	651,346

		Total 2017	2,522,589	113.36	2,522,589

From time to time, last in June 2017, the General Meeting of Shareholders authorized the Board of Directors to repurchase shares of our common stock. On that basis, the Board of Directors resolved to repurchase shares to cover in part employee stock options and equity rights under its long term incentive plans. The purchases identified in the table were all pursuant to this authorization.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item  16G. Corporate Governance

The Dutch Corporate Governance Code

Since our initial public offering in August 2010, we have been required to comply with the Dutch corporate governance code. The current Dutch corporate governance code is dated December 8, 2016 replacing the former 2008 code and applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere. The code is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their Annual Reports filed in the Netherlands whether or not they are complying with the various rules of the Dutch corporate governance code that are addressed to the board of directors or, if any, the supervisory board of the company and, if they do not apply those provisions, to give the reasons for such non-application. The code contains principles and best practice provisions for managing boards, supervisory boards, stockholders and general meetings of stockholders, financial reporting, auditors, disclosure, compliance and enforcement standards.

The Dutch corporate governance code provides that if a company indicates to what extent it applies the best practice provisions, such company will be deemed to have applied the Dutch corporate governance code.

The following discussion summarizes the primary differences between our corporate governance structure and best practice provisions of the Dutch corporate governance code:

•	Best practice provision 3.1.2 states that stock options granted to members of our board shall, in any event, not be exercised in the first three years after the date of granting and shares granted to board members without financial consideration shall be retained for a period of at least five years or until at least the end of the employment, if this period is shorter. Under our equity incentive schemes, part of the stock options granted to our chief executive officer are exercisable one year after the date of grant, and members of our board who received restrictive shares and performance shares are not required to retain these shares for at least five years. Although a deviation from the Corporate Governance Code, we hold the view that the combination of equity incentives granted to our chief executive officer, in relation to his obligation—laid down in the NXP Executive Equity Ownership Policy of October 2013—to maintain at least 20% of the after tax number of NXP shares delivered upon the vesting of any performance stock units granted as of October 2013, as well as the applicable strict vesting and performance criteria, will enhance the goal of promoting long-term investments in the Company. The same is true for the equity grants made to other members of our board, which also have very strict vesting criteria with the purpose of creating long-term commitment to the Company.

•	Pursuant to best practice provision 4.3.3, a general meeting of stockholders is empowered to cancel binding nominations of candidates for the board, and to dismiss members of the board by a simple majority of votes of those in attendance, although the company may require a quorum of at least one third of the voting rights outstanding. If such quorum is not represented, but a majority of those in attendance vote in favor of the proposal, a second meeting may be convened and its vote will be binding, even without a one-third quorum. Our articles of association currently state that the general meeting of stockholders may at all times overrule a binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital. Although a deviation from provision 4.3.3 of the Dutch Corporate Governance Code, we hold the view that these provisions will enhance the continuity of the Company’s management and policies.

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

The Nasdaq Global Select Market Corporate Governance Rules

We are a foreign private issuer. As a result, in accordance with the listing requirements of the Nasdaq Global Select Market, we rely on home country governance requirements and are exempt from certain corporate governance requirements that would otherwise apply in accordance with the listing requirements of the Nasdaq Global Select Market. These exemptions and home country rules relied on by us are described below:

•	We are exempt from Nasdaq’s quorum requirements applicable to meetings of stockholders. Pursuant to Dutch corporate law, the validity of a resolution by the general meeting of stockholders does not depend on the proportion of the capital or stockholders represented at the meeting (i.e. quorum), unless the law or articles of association of a company provide otherwise. Our articles of association provide that a resolution proposed to the general meeting of stockholders by the board of directors shall be adopted by a simple majority of votes cast, unless another majority of votes or quorum is required under Dutch law or our articles of association. All other resolutions shall be adopted by a two thirds majority of the votes cast, provided such majority represents at least half of the issued share capital, unless another majority of votes or quorum is required under Dutch law. To this extent, our practice varies from the requirement of Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a quorum, and that such quorum may not be less than one-third of the outstanding voting stock.

•	We are exempt from Nasdaq’s requirements regarding the solicitation of proxies and provision of proxy statements for meetings of stockholders. We inform stockholders of meetings in a public notice. We prepare a proxy statement and solicit proxies from the holders of our listed stock. Our practice in this regard, however, differs from the typical practice of U.S. corporate issuers in that the advance record date for determining the holders of record entitled to attend and vote at our stockholder meetings is determined by Dutch law (currently 28 days prior to the meeting). As an administrative necessity, we establish a mailing record date in advance of each meeting of stockholders for purposes of determining the stockholders to which the proxy statement and form of proxy will be sent. However, only stockholders of record on the specified record date are entitled to attend and vote, directly or by proxy, at the meeting.

•	Nasdaq requires stockholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees or consultants. Under Dutch law and the Dutch corporate governance code, stockholder approval is only required for equity compensation plans (or changes thereto) for members of the board, and not for equity compensation plans for other groups of employees. However, we note that under Dutch law, the stockholders have the power to issue shares or rights to subscribe for shares at the general meeting of the stockholders unless such power has been delegated to the board. On June 1, 2017, our general meeting of stockholders has empowered our board of directors to issue additional shares and grant rights to subscribe for shares of common stock, up to 10% of the issued share capital which authorization can be used for general purposes and an additional 10% if the shares of common stock are issued or rights are granted in connection with an acquisition, merger or (strategic) alliance, and to restrict or exclude pre-emptive rights pertaining to (the right to subscribe for) shares for a period of 18 months from June 1, 2017 until December 1, 2018.

•	As a foreign private issuer, we are exempt from Nasdaq’s requirement that compensation committees be comprised exclusively of independent directors provided that we describe the home country practice followed in lieu of such requirement and disclose the reasons for not having such an independent compensation committee. Under Dutch law and the Dutch corporate governance code, the general meeting of stockholders must adopt a policy in respect of the remuneration of the board. In accordance with our articles of association and our board rules, the remuneration of the executive directors is determined by the board of directors upon the recommendation of our nominating and compensation committee. Accordingly, applicable laws, regulations and corporate governance rules and practices do not require independence of the members of our nominating and compensation committee. Currently, all three members of our nominating and compensation committee are independent directors under the Dutch corporate governance rules and under the Nasdaq and SEC compensation committee structure and membership requirements.

•	We are exempt from Nasdaq’s requirement to have independent director oversight of director nominations. In accordance with Dutch law, our articles of association require that our directors will be appointed by the general meeting of stockholders upon the binding nomination of the board. In accordance with our board rules, the nominating and compensation committee will recommend the nomination of directors to our board.

•	Nasdaq requires us to adopt a nominations committee charter or a board resolution addressing the nominations process. In accordance with the Dutch corporate governance code, we have adopted the committee’s charter. However, the nominations process has been set out in our articles of association and board rules.

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

Item 16H. Mine Safety Disclosures

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item  18. Financial Statements

See pages F-1 to F-44

Item 19. Exhibits

Exhibit Number	Description of Document

3.1	Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of Amendment No. 7 to the Registration Statement on Form F-1 of NXP Semiconductors N.V., filed on August 2, 2010 (File No. 333-166128))

3.2	Articles of Association of NXP Semiconductors N.V. (incorporated by reference to Exhibit 3.2 of Amendment No. 7 to the Registration Statement on Form F-1 of NXP Semiconductors N.V., filed on August 2, 2010 (File No. 333-166128))

4.1	Senior Unsecured Indenture dated as of March 12, 2013 among NXP B.V. and NXP Funding LLC as Issuers, each of the Guarantors named on the signature pages thereto and Deutsche Bank Trust Company Americas as Trustee (incorporated by reference to Exhibit 4.7 of the Form 20-F of NXP Semiconductors N.V. filed on February 28, 2014)

4.2	Senior Unsecured Indenture dated as of May 20, 2013 among NXP B.V. and NXP Funding LLC as Issuers, each of the Guarantors named on the signature pages thereto and Deutsche Bank Trust Company Americas as Trustee (incorporated by reference to Exhibit 4.8 of the Form 20-F of NXP Semiconductors N.V. filed on February 28, 2014)

4.3	Indenture dated as of December 1, 2014 among NXP Semiconductors N.V. as Issuer and Deutsche Bank Trust Company Americas as Trustee (incorporated by reference to Exhibit 4.7 of the Form 20-F of NXP Semiconductors N.V. filed on March 6, 2015)

4.4	Senior Unsecured Indenture dated June 9, 2015 among NXP B.V. and NXP Funding LLC as Issuers, each of the Guarantors named on the signature pages thereto and Deutsche Bank Trust Company Americas as Trustee (incorporated by reference to Exhibit 4.10 of the Form 20-F of NXP Semiconductors N.V. filed on February 26, 2016)

4.5	RCF Agreement dated as of December 7, 2015 among NXP B.V. and NXP Funding LLC as Borrowers, the several lenders from time to time parties thereto, Morgan Stanley Senior Funding, Inc. as Collateral Agent, Morgan Stanley Senior Funding, Inc., as Administrative Agent, Citibank, N.A. as Letter of Credit Issuer, Credit Suisse Securities (USA) LLC, Morgan Stanley Senior Funding, Inc., Barclays Bank PLC, Deutsche Bank Securities Inc. and Bank of America N.A. as Joint Lead Arrangers and Joint Bookrunners, and Goldman Sachs Lending Partners LLC, Citigroup Markets Limited and Coöperative Centrale Raiffeisen-Boerenleenbank B.A. as Co-Managers (incorporated by reference to Exhibit 4 of the Form 6-K of NXP Semiconductors N.V. filed on December 7, 2015)

4.6	RCF Guaranty Agreement dated as of December 7, 2015 among NXP B.V., NXP Funding LLC and each of the subsidiary guarantors listed on the signature pages thereto, Morgan Stanley Senior Funding, Inc. as Collateral Agent and Morgan Stanley Senior Funding, Inc. as Administrative Agent (incorporated by reference to Exhibit 5 of the Form 6-K of NXP Semiconductors N.V. filed on December 7, 2015)

4.7	Supplemental Guaranty dated as of December 7, 2015 to the guarantee dated as of March 4, 2011 among NXP B.V., each of the Guarantors listed on the signature pages thereto, Barclays Bank PLC as Administrative Agent, Morgan Stanley Senior Funding, Inc. as Global Collateral Agent and Mizuho Corporate Ban, Ltd. as Taiwan Collateral Agent (incorporated by reference to Exhibit 10.4 of the Form 8-K of Freescale Semiconductor, Ltd. filed on December 7, 2015)

4.8	Senior Indenture dated as of May 23, 2016, between NXP B.V. and NXP Funding LLC as Issuers, each of the guarantors party thereto and Deutsche Bank Trust Company Americas as Trustee (incorporated by reference to Exhibit 2 of the Form 6-K of NXP Semiconductors N.V. filed on August 2, 2016)

4.9	Senior Indenture dated as of August 11, 2016, among NXP B.V. and NXP Funding LLC as Issuers, each of the guarantors party thereto and Deutsche Bank Trust Company Americas as Trustee (incorporated by reference to Exhibit 4.21 of the Form 20-F of NXP Semiconductors N.V. filed on March 3, 2017)

4.10	2016 New Term Loan Joinder Agreement dated as of September 22, 2016, by and among the Tranche F Lenders defined therein, NXP B.V. and NXP Funding LLC as Borrowers and Credit Suisse AG as Administrative Agent (incorporated by reference to Exhibit 4.22 of the Form 20-F of NXP Semiconductors N.V. filed on March 3, 2017)

10.1	Intellectual Property Transfer and License Agreement dated as of September 28, 2006 between Koninklijke Philips Electronics N.V. and NXP B.V. (incorporated by reference to Exhibit 10.1 of the Amendment No. 3 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 30, 2010 (File No. 333-166128))

10.2	Intellectual Property Transfer and License Agreement dated as of November 16, 2009 among NXP B.V., Virage Logic Corporation and VL C.V. (incorporated by reference to Exhibit 10.2 of the Amendment No. 3 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 30, 2010 (File No. 333-166128))

Exhibit Number	Description of Document

10.3	Shareholders’ agreement dated as of March 30, 1999, as amended among EBD Investments Pte. Ltd., Koninklijke Philips Electronics N.V. and Taiwan Semiconductor Manufacturing Company Ltd. (incorporated by reference to Exhibit 10.4 of the Amendment No. 3 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 30, 2010 (File No. 333-166128))

10.4	Lease Agreement dated as of December 23, 2004 between Jurong Town Corporation and Systems on Silicon Manufacturing Company Pte. Ltd. for the property at No. 70 Pasir Ris Drive 1, Singapore (incorporated by reference to Exhibit 10.8 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.5	Building Lease Contract dated as of May 12th, 2000 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.10 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.6	Agreement with regard to the Lease of Standard Plant Basements dated as of July 1, 2011 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.8 of the Form 20-F of NXP Semiconductors N.V. filed on February 28, 2014)

10.7	Agreement with regard to the Lease of Additional Land dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.14 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.8	Agreement with regard to the Lease of a Dangerous Goods Warehouse dated as of November 27, 2009 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.15 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.9	Agreement with regard to the Lease of Land at Property Number AL012 dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.18 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.10	Agreement with regard to the Lease of Land at Property Number AL020 dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.19 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.11	Agreement with regard to the Lease of Land at Property Number AL020 dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.19 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.12	Agreement with regard to the Lease of Land at Property Number CL102 dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.21 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.13	Agreement with regard to the Lease of Land dated as of September 30, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.22 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.14	Agreement with regard to the Lease of Land at Property Number CL102 dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.21 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

Exhibit Number	Description of Document

10.15	Agreement with regard to the Lease of Land dated as of September 30, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.22 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.16	Management Equity Stock Option Plan Terms and Conditions dated August 2010 (incorporated by reference to Exhibit 10.19 of the Form 20-F of NXP Semiconductors N.V. filed on March 13, 2012)

10.17	Management Equity Stock Option Plan Terms and Conditions dated January 2011 (incorporated by reference to Exhibit 10.20 of the Form 20-F of NXP Semiconductors N.V. filed on March 13, 2012)

10.18	Long Term Incentive Plan 2010 Terms and Conditions with regard to the Stock Option Plan, the Performance Stock Unit Plan, Restricted Stock Unit Plan and Share Plan (incorporated by reference to Exhibit 10.21 of the Form 20-F of NXP Semiconductors N.V. filed on March 13, 2012)

10.19	NXP Global Equity Incentive Program (incorporated by reference to Exhibit 10.26 of the Amendment No. 3 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 30, 2010 (File No. 333-166128))

10.20	Long Term Incentive Plan 2011 Terms and Conditions with regard to the Stock Option Plan, the Performance Stock Unit Plan, Restricted Stock Unit Plan and Share Plan (incorporated by reference to Exhibit 4.8 of the Form 20-F of NXP Semiconductors N.V. filed on March 13, 2012)

10.21	Long Term Incentive Plan 2012/3 Terms and Conditions with regard to the Stock Option Plan, the Performance Stock Unit Plan, Restricted Stock Unit Plan and Share Plan (incorporated by reference to Exhibit 10.23 of the Form 20-F of NXP Semiconductors N.V. filed on March 1, 2013). Long Term Incentive Plan 2013/4 Terms and Conditions with regard to the Stock Option Plan, the Performance Stock Unit Plan and Restricted Stock Unit Plan (incorporated by reference to Exhibit 10.22 of the Form 20-F of NXP Semiconductors N.V. filed on February 28, 2014). Long Term Incentive Plan 2014/5 Terms and Conditions with regard to the Stock Option Plan, the Performance Stock Unit Plan, the Restricted Stock Unit Plan and the Keep Restricted Stock Unit Plan (incorporated by reference to Exhibit 10.22 of the Form 20-F of NXP Semiconductors N.V. filed on March 6, 2015). Long Term Incentive Plan 2015/6 Terms and Conditions with regard to the Stock Option Plan, the Performance Stock Unit Plan and the Restricted Stock Unit Plan (incorporated by reference to Exhibit 10.22 of the Form 20-F of NXP Semiconductors N.V. filed on February 26, 2016). Long Term Incentive Plan 2016/17 Terms and Conditions with regard to the Restricted Stock Unit Plan (incorporated by reference to Exhibit 10.22 of the Form 20-F of NXP Semiconductors N.V. filed on March 3, 2017). Long Term Incentive Plan 2017/18 Terms and Conditions with regard to the Restricted Stock Unit Plan

10.22	Employee Stock Purchase Plan Terms and Conditions (incorporated by reference to Exhibit 4.1 of the Form S-8 of NXP Semiconductors N.V. filed on August 8, 2013)

10.23	Agreement and Plan of Merger, dated as of March 1, 2015, by and among NXP Semiconductors N.V., Freescale Semiconductor, Ltd. and Nimble Acquisition Limited (incorporated by reference to Exhibit 1 of the Form 6-K of NXP Semiconductors N.V. filed on March 3, 2015)

10.24	Shareholders’ agreement dated as of December 7, 2015 among NXP Semiconductors N.V., P4 Sub L.P. 1, Permira IV L.P. 2, Permira Investments Limited and P4 Co-Investment L.P. (incorporated by reference to Exhibit 10.25 of the Form 20-F of NXP Semiconductors N.V. filed on February 26, 2016)

10.25	Shareholders’ agreement dated as of December 7, 2015 among NXP Semiconductors N.V., Carlyle Partners IV Cayman, L.P., CPIV Coinvestment Cayman, L.P., Carlyle Asia Partners II, L.P., CAP II Co-Investment, L.P., CEP II Participations S.a.r.l. SICAR, Carlyle Japan Partners, L.P. and CJP Co-Investment, L.P. (incorporated by reference to Exhibit 10.26 of the Form 20-F of NXP Semiconductors N.V. filed on February 26, 2016)

10.26	Shareholders’ agreement dated as of December 7, 2015 among NXP Semiconductors N.V., Blackstone Capital Partners (Cayman) V L.P., Blackstone Capital Partners (Cayman) V-A L.P., BCP (Cayman) V-S L.P., BCP V Co-Investors (Cayman) L.P., Blackstone Firestone Transaction Participation Partners (Cayman) L.P., Blackstone Firestone Principal Transaction Partners (Cayman) L.P., Blackstone Family Investment Partnership (Cayman) V L.P., Blackstone Family Investment Partnership (Cayman) V-SMD L.P. and Blackstone Participation Partnership (Cayman) V L.P. (incorporated by reference to Exhibit 10.27 of the Form 20-F of NXP Semiconductors N.V. filed on February 26, 2016)

10.27	Shareholders’ agreement dated as of December 7, 2015 among NXP Semiconductors N.V., TPG Partners IV — AIV, L.P., TPG Partners V — AIV, L.P., and TPG FOF V-B, L.P. (incorporated by reference to Exhibit 10.28 of the Form 20-F of NXP Semiconductors N.V. filed on February 26, 2016)

Exhibit Number	Description of Document

10.28	Amendment, dated as of June 13, 2016, to the Shareholders Agreement dated as of December 7, 2015 among the Company and Blackstone Capital Partners (Cayman) V L.P., Blackstone Capital Partners (Cayman) V-A L.P., BCP (Cayman) V-S L.P., BCP V Co-Investors (Cayman) L.P., Blackstone Firestone Transaction Participation Partners (Cayman) L.P., Blackstone Firestone Principal Transaction Partners (Cayman) L.P., Blackstone Family Investment Partnership (Cayman) V L.P., Blackstone Family Investment Partnership (Cayman) V-SMD L.P. and Blackstone Participation Partnership (Cayman) V L.P. (incorporated by reference to Exhibit 1 of the Form 6-K of NXP Semiconductors N.V. filed on June 14, 2016)

10.29	Amendment, dated as of June 13, 2016, to the Shareholders Agreement dated as of December 7, 2015 among the Company and Carlyle Partners IV Cayman, L.P., CPIV Coinvestment Cayman, L.P., Carlyle Asia Partners II, L.P., CAP II Co-Investment, L.P., CEP II Participations S.a.r.l. SICAR, Carlyle Japan Partners, L.P. and CJP Co-Investment, L.P. (incorporated by reference to Exhibit 2 of the Form 6-K of NXP Semiconductors N.V. filed on June 14, 2016)

10.30	Amendment, dated as of June 13, 2016 to the Shareholders Agreement dated as of December 7, 2015 among the Company and P4 Sub L.P. 1, Permira IV L.P. 2, Permira Investments Limited and P4 Co-Investment L.P. (incorporated by reference to Exhibit 3 of the Form 6-K of NXP Semiconductors N.V. filed on June 14, 2016)

10.31	Amendment, dated as of June 13, 2016 to the Shareholders Agreement dated as of December 7, 2015 among the Company and TPG Partners IV — AIV, L.P., TPG Partners V — AIV, L.P., TPG FOF V-A, L.P. and TPG FOF V-B, L.P. (incorporated by reference to Exhibit 4 of the Form 6-K of NXP Semiconductors N.V. filed on June 14, 2016)

10.32	Sale and Purchase Agreement, dated June 14, 2016, between NXP B.V., Beijing Jianguang Asset Management Co., Ltd. and Wise Road Capital LTD (incorporated by reference to Exhibit 10.33 of the Form 20-F of NXP Semiconductors N.V. filed on March 3, 2017)

10.33	Purchase Agreement, dated October 27, 2016, by and between Qualcomm River Holdings B.V. and NXP Semiconductors N.V. (incorporated by reference to Exhibit 2 of the Form 6-K of NXP Semiconductors N.V. filed on October 27, 2016)

10.34	Amendment No. 1, dated February 20, 2018, to Purchase Agreement, dated October 27, 2016, by and between Qualcomm River Holdings B.V. and NXP Semiconductors N.V. (incorporated by reference to Exhibit 1 of the Form 6-K of NXP Semiconductors N.V. filed on February 20, 2018)

12.1	Certification of R.L. Clemmer filed pursuant to 17 CFR 240. 13a-14(a)

12.2	Certification of P. Kelly filed pursuant to 17 CFR 240. 13a-14(a)

13.1	Certification of R.L. Clemmer furnished pursuant to 17 CFR 240. 13a-14(b)

13.2	Certification of P. Kelly furnished pursuant to 17 CFR 240. 13a-14(b)

21.1	List of Significant Subsidiaries of the Registrant

23	Consent of KPMG Accountants N.V.

GLOSSARY

32 bit ARM microcontrollers	Microcontroller based on a 32-bit processor core developed and licensed by ARM Technologies.

AC-DC	Conversion of alternating current to direct current.

Analog	A form of transmission that is a continuous wave of an electrical signal that varies in frequency and/or amplitude in response to variations of physical phenomena such as human speech or music.

Back-end	The packaging, assembly and testing stages of the semiconductors manufacturing process, which takes place after electronic circuits are imprinted on silicon wafers in the front-end process.

BiCMOS	A process technology that combines bipolar and CMOS processes, typically by combining digital CMOS circuitry with higher voltage or higher speed bipolar circuitry.

Bipolar	A process technology used to create semiconductors for applications involving the use of higher power levels than are possible with a CMOS chip. Due to the geometry of a bipolar circuit, these devices are significantly larger than CMOS devices. The speed of the most advanced bipolar devices exceeds those attainable with CMOS, but only at very large electrical currents. As a result, the number of bipolar devices that can be integrated into a single product is limited.

Bluetooth low energy	Bluetooth low energy (BLE) is a wireless computer network technology that, in comparison with “classic” Bluetooth, requires considerably less power and provides a similar communication range. BLE has been included in the majority of smart phones for the past couple of years, with its initial application as the communication between the smart phone and other personal devices like fitness trackers and head-sets. Recently also other applications like communication with light bulbs are emerging.

CAN	Controller Area Network. A network technology used in automotive network architecture.

CATV	An abbreviation for cable television.

Car access and immobilizers	An automobile technology segment focused on keyless entry and car immobilization applications. An automobile immobilizer is an electronic device fitted to an automobile which prevents the engine from running unless the correct key (or other token) is present.

Chip	Semiconductor device.

CMOS	Complementary Metal Oxide Semiconductor. The most common integrated circuit fabrication technology in the semiconductor industry. The technology is used to make integrated circuits where small size and high speed are important. As a result of the very small feature sizes that can be attained through CMOS technology, however, the ability of these integrated circuits to cope with high electrical currents and voltages is limited.

Coolflux DSP	A low power digital signal processor designed for mobile audio applications.

Digital	A form of transmission where data is represented by a series of bits or discrete values such as 0 and 1.

Diode	A semiconductor that allows currents to flow in one direction only.

Discrete semiconductors	Unlike integrated circuits, which contain up to tens of millions of transistors, discrete semiconductors are single devices, usually with two terminals (diodes) or three terminals (transistors). These are either applied as peripheral components on printed circuit boards, or used for special purposes such as very high power applications.

DMOS	Diffused Metal on Silicon Oxide Semiconductor. A process technology used to manufacture integrated circuits that can operate at high voltage.

DSP	Digital signal processor. A specialized microprocessor optimized to process sequences of numbers or symbols which represent signals.

EMI filtering	Electromagnetic interference (or EMI, also called radio frequency interference or RFI when in high frequency or radio frequency) is disturbance that affects an electrical circuit due to either electromagnetic induction or electromagnetic radiation emitted from an external source.

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

NXP Semiconductors N.V. (Registrant)

/s/ RICHARD L. CLEMMER	/s/ PETER KELLY
Richard L. Clemmer	Peter Kelly
Chief Executive Officer (Principal Executive Officer)	Chief Financial Officer (Principal Financial and Accounting Officer)

Date: April 11, 2018

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

The following financial statements and related schedules, together with the report of independent registered public accounting firms thereon, are filed as part of this Annual Report:

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

NXP Semiconductors N.V.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of NXP Semiconductors N.V. and subsidiaries (the Company) as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

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

We have served as the Company’s auditor since 2009.

/s/ KPMG Accountants N.V.
Amstelveen, the Netherlands
April 11, 2018

NXP Semiconductors N.V.

Consolidated Statements of Operations

($ in millions, unless otherwise stated)	For the years ended December 31,
	2017	2016	2015
Revenue	9,256	9,498	6,101
Cost of revenue	(4,637)	(5,429)	(3,314)

Gross profit	4,619	4,069	2,787
Research and development	(1,554)	(1,560)	(890)
Selling, general and administrative	(1,090)	(1,141)	(922)
Amortization of acquisition-related intangible assets	(1,448)	(1,527)	(223)
Other income (expense)	1,575	9	1,263

Operating income (loss)	2,102	(150)	2,015
Financial income (expense):
Extinguishment of debt	(41)	(32)	—
Other financial income (expense)	(325)	(421)	(529)

Income (loss) before income taxes	1,736	(603)	1,486
Benefit (provision) for income taxes	483	851	104
Results relating to equity-accounted investees	53	11	9

Net income (loss)	2,272	259	1,599
Less: Net income (loss) attributable to non-controlling interests	57	59	73

Net income (loss) attributable to stockholders	2,215	200	1,526
Earnings per share data:
Net income (loss) per common share attributable to stockholders in $:
– Basic	6.54	0.59	6.36
– Diluted	6.41	0.58	6.10
Weighted average number of shares of common stock outstanding during the year (in thousands):
– Basic	338,646	338,477	239,764
– Diluted	345,802	347,607	250,116

See accompanying notes to the Consolidated Financial Statements.

NXP Semiconductors N.V.

Consolidated Statements of Comprehensive Income

($ in millions, unless otherwise stated)	For the years ended December 31,
	2017	2016	2015
Net income (loss)	2,272	259	1,599
Other comprehensive income (loss), net of tax:
Change in net investment hedge	—	—	(190)
Change in fair value cash flow hedges *	10	—	—
Change in foreign currency translation adjustment *	156	(124)	131
Change in net actuarial gain (loss)	(16)	(27)	31
Change in net unrealized gains (losses) available-for-sale securities *	(7)	4	(1)

Total other comprehensive income (loss)	143	(147)	(29)

Total comprehensive income (loss)	2,415	112	1,570
Less: Comprehensive income (loss) attributable to non-controlling interests	57	59	73

Total comprehensive income (loss) attributable to stockholders	2,358	53	1,497

*	Reclassification adjustments included in Cost of revenue, Selling, general and administrative, Research and development and Results relating to equity-accounted investees in the Consolidated Statements of Operations.

See accompanying notes to the Consolidated Financial Statements.

NXP Semiconductors N.V.

Consolidated Balance Sheets

($ in millions, unless otherwise stated)	As of December 31,
	2017	2016
Assets
Current assets:
Cash and cash equivalents	3,547	1,894
Accounts receivables, net	879	1,033
Assets held for sale	—	1,104
Inventories, net	1,236	1,113
Other current assets	382	254

Total current assets	6,044	5,398

Non-current assets:
Other non-current assets	981	962
Property, plant and equipment, net	2,295	2,352
Identified intangible assets, net	5,863	7,343
Goodwill	8,866	8,843

Total non-current assets	18,005	19,500

Total assets	24,049	24,898

Liabilities and equity
Current liabilities:
Accounts payable	1,146	973
Liabilities held for sale	—	198
Restructuring liabilities - current	74	129
Accrued liabilities	747	712
Short-term debt	751	421

Total current liabilities	2,718	2,433

Non-current liabilities:
Long-term debt	5,814	8,766
Restructuring liabilities	15	22
Deferred tax liabilities	701	1,659
Other non-current liabilities	1,085	862

Total non-current liabilities	7,615	11,309

Equity:
Non-controlling interests	189	221
Stockholders’ equity:
Preferred stock, par value €0.20 per share:
Authorized: 645,754,500 (2016: 645,754,500 shares)
Issued: none
Common stock, par value €0.20 per share:
Authorized: 430,503,000 shares (2016: 430,503,000 shares)
Issued and fully paid: 346,002,862 shares (2016: 346,002,862 shares)	71	71
Capital in excess of par value	15,960	15,679
Treasury shares, at cost: 3,078,470 shares (2016: 10,609,980 shares)	(342)	(915)
Accumulated other comprehensive income (loss)	177	34
Accumulated deficit	(2,339)	(3,934)

Total Stockholders’ equity	13,527	10,935

Total equity	13,716	11,156

Total liabilities and equity	24,049	24,898

See accompanying notes to the Consolidated Financial Statements.

NXP Semiconductors N.V.

Consolidated Statements of Cash Flows

($ in millions, unless otherwise stated)	For the years ended December 31,
	2017	2016	2015
Cash flows from operating activities:
Net income (loss)	2,272	259	1,599
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	2,173	2,205	517
Share-based compensation	281	338	216
Excess tax benefits from share-based compensation plans	—	(5)	—
Change in fair value of warrant liability	—	—	31
Amortization of discount on debt	40	34	39
Amortization of debt issuance costs	12	16	11
Net (gain) loss on sale of assets	(1,615)	(11)	(1,263)
(Gain) loss on extinguishment of debt	41	32	—
Results relating to equity-accounted investees	(22)	(11)	(9)
Changes in deferred taxes	(797)	(925)	(168)
Changes in operating assets and liabilities:
(Increase) decrease in receivables and other current assets	31	(51)	(78)
(Increase) decrease in inventories	(120)	568	82
Increase (decrease) in accounts payable and accrued liabilities	225	(156)	127
Decrease (increase) in other non-current assets	(100)	5	30
Exchange differences	30	15	193
Other items	(4)	(10)	3

Net cash provided by (used for) operating activities	2,447	2,303	1,330
Cash flows from investing activities:
Purchase of identified intangible assets	(66)	(59)	(12)
Capital expenditures on property, plant and equipment	(552)	(389)	(341)
Proceeds from disposals of property, plant and equipment	2	1	7
Purchase of interests in businesses, net of cash acquired	—	(202)	(1,692)
Proceeds from sale of interests in businesses, net of cash divested	2,682	20	1,605
Proceeds from return of equity investment	—	—	1
Other	6	2	2

Net cash provided by (used for) investing activities	2,072	(627)	(430)
Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	—	(6)	(2)
Amounts drawn under the revolving credit facility	—	200	—
Repayments under the revolving credit facility	—	(200)	—
Repurchase of long-term debt	(2,728)	(3,295)	(3,586)
Principal payments on long-term debt	(16)	(38)	(32)
Proceeds from the issuance of long-term debt	—	3,259	3,680
Cash paid for debt issuance costs	—	(26)	(32)
Dividends paid to non-controlling interests	(89)	(126)	(51)
Cash proceeds from exercise of stock options	233	115	51
Purchase of treasury shares and restricted stock unit withholdings	(286)	(1,280)	(475)
Hold-back payments on prior acquisitions	—	—	(2)
Excess tax benefits from share-based compensation plans	—	5	—

Net cash provided by (used for) financing activities	(2,886)	(1,392)	(449)
Effect of changes in exchange rates on cash positions	20	(4)	(22)

Increase (decrease) in cash and cash equivalents	1,653	280	429
Cash and cash equivalents at beginning of period	1,894	1,614	1,185

Cash and cash equivalents at end of period	3,547	1,894	1,614

See accompanying notes to the Consolidated Financial Statements.

NXP Semiconductors N.V.

Consolidated Statements of Cash Flows (Continued)

($ in millions, unless otherwise stated)	For the years ended December 31,
	2017	2016	2015
Supplemental disclosures to the consolidated cash flows
Net cash paid during the period for:
Interest	245	348	172
Income taxes	356	67	40
Net gain (loss) on sale of assets:
Cash proceeds from the sale of assets	2,688	21	1,612
Book value of these assets	(1,073)	(10)	(349)

	1,615	11	1,263
Non-cash investing and financing information:
Assets received in lieu of cash from the sale of businesses:
Issuance of common stock for business combinations	—	—	9,686
Exchange of Term Loan B for Term Loan F	—	1,422	—

See accompanying notes to the Consolidated Financial Statements.

NXP Semiconductors N.V.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2017, 2016 and 2015

($ in millions, unless otherwise stated)	Outstanding number of shares (in thousands)	Common stock	Capital in excess of par value	Treasury shares at cost	Accumulated other comprehensive income (loss)	Accumulated deficit	Total stockholders’ equity	Non- controlling interests	Total equity
Balance as of December 31, 2014	232,580	51	6,300	(1,219)	210	(4,804)	538	263	801
Net income (loss)						1,526	1,526	73	1,599
Other comprehensive income					(29)		(29)		(29)
Share-based compensation plans			218				218		218
Treasury shares and restricted stock unit withholdings	(5,336)			(475)			(475)		(475)
Shares issued pursuant to stock awards	5,008			315		(264)	51		51
Issuance of common stock for business combination, net of issuance costs	109,751	17	8,632	1,037			9,686		9,686
Dividends non-controlling interests								(51)	(51)
Changes in participation								3	3

Balance as of December 31, 2015	342,003	68	15,150	(342)	181	(3,542)	11,515	288	11,803
Net income (loss)						200	200	59	259
Other comprehensive income					(147)		(147)		(147)
Reclassification of Warrants			168				168		168
Share-based compensation plans			336				336		336
Excess tax benefits from share-based compensation plans			21				21		21
Treasury shares and restricted stock unit withholdings	(15,538)			(1,280)			(1,280)		(1,280)
Shares issued pursuant to stock awards	8,927			707		(592)	115		115
Dividends non-controlling interests								(126)	(126)
Other		3	4				7		7

Balance as of December 31, 2016	335,392	71	15,679	(915)	34	(3,934)	10,935	221	11,156
Net income (loss)						2,215	2,215	57	2,272
Other comprehensive income					143		143		143
Share-based compensation plans			281				281		281
Treasury shares and restricted stock unit withholdings	(2,522)			(286)			(286)		(286)
Shares issued pursuant to stock awards	10,054			859		(626)	233		233
Dividends non-controlling interests								(89)	(89)
Cumulative effect adjustments						6	6		6

Balance as of December 31, 2017	342,924	71	15,960	(342)	177	(2,339)	13,527	189	13,716

See accompanying notes to the Consolidated Financial Statements.

NXP Semiconductors N.V.

Notes to the Consolidated Financial Statements

All amounts in millions of $ unless otherwise stated

1 The Company

NXP Semiconductors N.V. (including our subsidiaries, referred to collectively herein as “NXP”, “NXP Semiconductors”, “we”, “our”, “us” and the “Company”) is a global semiconductor company incorporated in the Netherlands as a Dutch public company with limited liability (naamloze vennootschap). We provide leading High Performance Mixed Signal and, up to February 6, 2017, Standard Product solutions that leverage our deep application insight and our technology and manufacturing expertise in radio frequency, analog, power management, interface, security and digital processing products. Our product solutions are used in a wide range of application areas including: automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer, computing and software solutions for mobile phones.

On June 14, 2016, NXP announced an agreement to divest its Standard Products (“SP”) business to a consortium of financial investors consisting of Beijing JianGuang Asset Management Co., Ltd (“JAC Capital”) and Wise Road Capital LTD (“Wise Road Capital”). On February 6, 2017, we divested SP, receiving $2.6 billion in cash proceeds, net of cash divested.

On February 20, 2018, NXP entered into an amendment (the “Purchase Agreement Amendment”) to that certain Purchase Agreement, dated as of October 27, 2016 (as amended, the “Purchase Agreement”), with Qualcomm River Holdings B.V. (“Buyer”), a wholly-owned, indirect subsidiary of QUALCOMM Incorporated (“Qualcomm”). Pursuant to the Purchase Agreement Amendment, Buyer agreed to revise the terms of its tender offer to acquire all of the issued and outstanding common shares of NXP increasing the offer price from $110 per share to $127.50 per share, less any applicable withholding taxes and without interest to the holders thereof, payable in cash, for estimated total cash consideration of $44 billion. The tender offer is not subject to any financing condition. In addition, Buyer and NXP agreed to reduce the minimum condition of outstanding common shares of NXP that must be validly tendered and not properly withdrawn from 80% of the outstanding common shares to 70% of the outstanding common shares as of the expiration of the tender offer (April 25, 2018). Pending the receipt of certain regulatory approvals, as well as satisfaction of other customary closing conditions, the proposed transaction is expected to close in the first half of 2018. An Extraordinary General Meeting of NXP’s shareholders was convened on January 27, 2017, in connection with the offer where the shareholders of NXP approved all resolutions brought before them, with 95% of the votes cast in favor of each such resolution.

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

During 2017, NXP incurred expenses of $59 million associated with the proposed acquisition by the Buyer. The expenses, included in the Statement of Operations in the line item ‘Selling, General and Administrative’, consisted of legal and consulting costs, retention incentives and costs related to dedicated resources associated with the proposed acquisition.

On December 7, 2015, we acquired Freescale Semiconductor, Ltd. (“Freescale”). The results presented in the Consolidated Financial Statements and Notes to the Consolidated Financial Statements include Freescale’s results of operations for the periods of December 7, 2015 through December 31, 2015, 2016 and 2017 (the “Post-Merger Period”).

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

•	Level 1: Quoted prices for identical assets or liabilities in active markets.

•	Level 2: Quoted prices for similar assets or liabilities in active markets; quoted prices for similar or identical assets or liabilities in markets that are not active; and valuations based on models where the inputs or significant value drivers are observable, either directly or indirectly.

•	Level 3: Significant inputs to the valuation model are unobservable.

Foreign currencies

The Company uses the U.S. dollar as its reporting currency. As of January 1, 2016, as a result of the acquisition of Freescale, NXP has concluded that the functional currency of the holding company is the U.S. dollar. Prior to January 1, 2016, the functional currency of the holding company was the euro. As of January 1, 2017, as a result of internal reorganizations, NXP changed the functional currency of the principal Netherlands subsidiary to the U.S. dollar. For consolidation purposes, the financial statements of the entities within the Company with a functional currency other than the U.S. dollar, are translated into U.S. dollars. Assets and liabilities are translated using the exchange rates on the applicable balance sheet dates. Income and expense items in the statements of operations, statements of comprehensive income and statements of cash flows are translated at monthly exchange rates in the periods involved.

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

	$ per € 1
	period end	average(1)	high	low
2017	1.1932	1.1310	1.0474	1.1932
2016	1.0474	1.1065	1.0474	1.1423
2015	1.0915	1.1150	1.0869	1.2155

(1)	The average of the noon-buying rate at the end of each fiscal month during the period presented.

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

To the extent that a hedge is ineffective, the ineffective portion of the fair value change is recognized in the Consolidated Statements of Operations. When the hedged net investment is disposed of, the corresponding amount in the accumulated other comprehensive income is transferred to the statement of operations as part of the profit or loss on disposal.

On initial designation of the hedge relationship between the hedging instrument and hedged item, the Company documents this relationship, including the risk management objectives and strategy in undertaking the hedge transaction and the hedged risk, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, of whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items attributable to the hedged risk.

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

The gross notional amounts of the Company’s foreign currency derivatives by currency were as follows:

	2017	2016
Euro	696	459
Chinese renminbi	132	45
Japanese yen	29	35
Malaysian ringgit	89	73
Singapore dollar	64	41
Swiss franc	34	4
Taiwan dollar	122	94
Thai baht	68	43
Other	16	5

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

Financial income and expense

Financial income and expense is comprised of interest income on cash and cash equivalent balances, the interest expense on borrowings, the accretion of the discount or premium on issued debt, the gain or loss on the disposal of financial assets, impairment losses on financial assets and gains or losses on hedging instruments recognized in the statement of operations. For periods prior to January 1, 2016, the mark-to-market of our warrant liability and foreign exchange results on our U.S. dollar denominated debt that resides in a Euro entity were also included. As of January 1, 2016, as a result of the acquisition of Freescale, NXP concluded that the functional currency of the holding company is USD. Beginning from January 1, 2016, the warrants are classified in stockholders’ equity, and mark-to-market accounting is no longer applicable. In addition to our U.S. dollar-denominated notes, term loans and RCF agreements are no longer re-measured.

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

To determine diluted share count, we apply the treasury stock method to determine the dilutive effect of outstanding stock option shares, RSUs, PSUs and Employee Stock Purchase Plan (“ESPP”) shares. Under the treasury stock method, the amount the employee must pay for exercising share-based awards and the amount of compensation cost for future service that the Company has not yet recognized are assumed to be used to repurchase shares.

Concentration of risk

Financial instruments, including derivative financial instruments, that may potentially subject NXP to concentrations of credit risk, consist principally of cash and cash equivalents, short-term investments, long-term investments, accounts receivable and forward contracts.

We sell our products to OEMs and to distributors in various markets, who resell these products to OEMs, or their subcontract manufacturers. One of our distributors accounted for 15% of our revenue in 2017, 13% in 2016 and 14% in 2015 and one other distributor accounted for less than 10% of our revenue in 2017, less than 10% in 2016 and 14% in 2015. No other distributor accounted for greater than 10% of our revenue for 2017, 2016 or 2015. One OEM for which we had direct sales to accounted for 11% of our revenue in 2017, and less than 10% in 2016 and 2015. No other individual OEM for which we had direct sales to accounted for more than 10% of our revenue for 2017, 2016 or 2015.

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

Accounting standards adopted in 2017

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The ASU includes multiple provisions intended to simplify various aspects of the accounting for share-based payments. The new standard requires the recognition of the income tax effects of awards in the income statement when the awards vest or are settled, thus eliminating additional paid in capital pools. The standard also allows for the employer to repurchase more of an employee’s shares for tax withholding purposes without triggering liability accounting. In addition, the ASU allows for a policy election to account for forfeitures as they occur rather than on an estimated basis. The new standard became effective for us on January 1, 2017. The adoption of this standard did not have a material impact on our financial position or results of operations.

In October 2016, the FASB issued ASU 2016-16, Accounting for Income Taxes: Intra-Entity Asset Transfers of Assets Other than Inventory. Under ASU 2016-16, the selling (transferring) entity is required to recognize a current tax expense or benefit upon transfer of the asset. Similarly, the purchasing (receiving) entity is required to recognize a deferred tax asset or deferred tax liability, as well as the related deferred tax benefit or expense, upon receipt of the asset. The new standard became effective for us on January 1, 2017, due to the Company’s decision to early adopt. The adoption of this standard did not have a material impact on our financial position or results of operations.

New standards to be adopted after 2017

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes all existing revenue recognition requirements, including most industry-specific guidance. The new standard requires a company to recognize revenue when it transfers goods or services to customers in an amount that reflects the consideration that the company expects to receive for those goods or services. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which delayed the effective date of the new standard from January 1, 2017 to January 1, 2018. The FASB also agreed to allow entities to choose to adopt the standard as of the original effective date. In the fourth quarter of 2017, the Company finalized its assessment of the new standard. The analysis included reviewing the significant revenue streams and identifying whether there may be differences in timing of revenue recognition under the new standard, as well as assessing performance obligations, variable consideration, and contract costs. The Company will adopt this standard as of January 1, 2018 by applying the modified retrospective transition method. Under that method, the cumulative effect of initially applying the new standard to existing contracts as of January 1, 2018 will be recognized as an adjustment to the opening balance of retained earnings in the first quarter of 2018, and revenues reported in the periods prior to the date of adoption will not change. Based on our assessment, the Company does not expect the adoption of Topic 606 to have a material impact on our financial position, results of operations or disclosures because, for the vast majority of our contracts, revenue is recognized at a point in time upon shipment and transfer of control, which is consistent with our current revenue recognition model. There are a limited number of contracts with products that have no alternative use and an enforceable right to payment for performance completed to date, which under Topic 606 are recognized over time and under Topic 605 are recognized upon delivery. The impact of these contracts and other differences is not material.

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

The amendments in ASU 2016-08 clarify how an entity should identify the specified good or service for the principal versus agent evaluation and how it should apply the control principle to certain types of arrangements. ASU 2016-10 clarifies the following two aspects of ASU 2014-09: identifying performance obligations and licensing implementation guidance. ASU 2016-11 rescinds several SEC Staff Announcements that are codified in Topic 605, including, among other items, guidance relating to accounting for consideration given by a vendor to a customer, as well as accounting for shipping and handling fees and freight services. ASU 2016-12 provides clarification to Topic 606 on how to assess collectability, present sales tax, treat noncash consideration, and account for completed and modified contracts at the time of transition. In addition, ASU 2016-12 clarifies that an entity retrospectively applying the guidance in Topic 606 is not required to disclose the effect of the accounting change in the period of adoption. The effective date and transition requirements for these amendments are the same as the effective date and transition requirements of ASU 2014-09, which is effective for fiscal years, and for interim periods within those years, beginning after December 15, 2017. The Company has determined that the adoption of this guidance will not have a material impact on our financial position or results of operations.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall: Recognition and Measurement of Financial Assets and Financial Liabilities (Subtopic 825-10). The new standard requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income, requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes, requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset, and eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost. The new standard will be effective for us on January 1, 2018. The adoption of this guidance is not expected to have a material impact on our financial position or results of operations.

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

The new standard will be effective for us on January 1, 2019 with early adoption permitted. We are currently evaluating the potential impact that Topic 842 may have on our financial position or results of operations.

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

In January 2017, the FASB issued ASU 2017-04, Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. ASU 2017-04 simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. Instead, the one step quantitative impairment test calculates goodwill impairment as the excess of the carrying value of a reporting unit over its fair value, up to the carrying value of the goodwill. ASU 2017-04 is effective for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019, with early adoption permitted. The ASU should be applied on a prospective basis. The Company does not expect the adoption of this guidance to have a material impact on our financial position or results of operations.

In March 2017, the FASB issued ASU 2017-07, Compensation – Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost (“net benefit cost”). The ASU requires that the service cost component be presented separately from the other components of net benefit cost. Services costs should be presented with other employee compensation costs within operations or capitalized in inventory or other assets in accordance to the company’s accounting policies. The other components of net benefit costs should be presented separately outside of a subtotal of income from operations, if one is presented. ASU 2017-07 is effective for annual reporting periods, and interim periods therein, beginning after December 15, 2017. The presentation of the service cost component should be applied retrospectively, and any capitalization of the service cost component should be applied prospectively. The Company does not expect the adoption of this guidance to have a material impact on our financial position or results of operations.

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvement to Accounting for Hedging Activities. ASU 2017-12 simplifies certain aspects of hedge accounting and improves disclosures of hedging arrangements through the elimination of the requirement to separately measure and report hedge ineffectiveness. The ASU generally requires the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item. Entities must apply the amendments to cash flow and net investment hedge relationships that exist on the date of adoption using a modified retrospective approach. The presentation and disclosure requirements must be applied prospectively. ASU 2017-12 is effective for annual reporting periods, and interim periods therein, beginning after December 15, 2018, with early adoption permitted. The Company does not expect the adoption of this guidance to have a material impact on our financial position or results of operations.

3 Acquisitions and Divestments

2017

There were no material acquisitions during 2017. On April 19, 2017, we sold our shares in Advanced Semiconductor Manufacturing Corporation Ltd. (ASMC), representing a 27.47 percent ownership, for a total consideration of $54 million. The gain on the sale of $31 million is included in the Statement of Operations in the line item “Results relating to equity-accounted investees”.

On February 6, 2017, we divested our Standard Products (“SP”) business to a consortium of financial investors consisting of Beijing JianGuang Asset Management Co., Ltd (“JAC Capital”) and Wise Road Capital LTD (“Wise Road Capital”), receiving $2.6 billion in cash proceeds, net of cash divested. Prior to February 6, 2017, the results of the SP business were included in the reportable segment SP.

The gain on the sale of $1,597 million is included in the Statement of Operations in the line item “Other income (expense)” and is composed of the following:

Total cash consideration	2,750
Assets held for sale	(1,117)
Cash divested	(138)
Liabilities held for sale	199
Other adjustments	(69)
Transaction costs	(28)

Gain		1,597

2016

There were no material divestments during 2016. On August 8, 2016, we acquired a business for $200 million. The total purchase price has been allocated to goodwill ($14 million), other intangible assets ($177 million), inventories ($8 million) and tangible fixed assets ($1 million). The other intangible assets relate to core technology ($172 million) with an amortization period of 7 years and existing technology ($5 million) with an amortization period of 2 years.

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

The total purchase price has been allocated to the tangible and identified intangible assets acquired and liabilities assumed based on their estimated fair values as of the date of the merger, December 7, 2015. The fair value of acquired tangible and identified intangible assets is determined based on inputs that are unobservable and significant to the overall fair value measurement. As such, acquired tangible and identified intangible assets are classified as Level 3 assets. During 2016, we made certain adjustments to the preliminary allocation of the purchase price. A decrease of $33 million was recorded to deferred taxes, an increase of $3 million was recorded to accounts payable, accrued liabilities and other current liabilities, a decrease of $5 million was recorded to inventories with a corresponding net decrease of $25 million recorded to goodwill. Our valuation procedures related to the acquired assets and assumed liabilities were completed during the fourth quarter of 2016.

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

Pro forma financial information (unaudited)

The following unaudited pro forma financial information presents combined consolidated results of operations as if Freescale had been acquired as of January 1, 2015:

2015
Revenue	9,850
Net income (loss) attributable to stockholders	(84)
Net income (loss) per common share attributable to stockholders:
- Basic	(0.25)
- Diluted	(0.25)

The pro forma information excludes the result of operations of NXP’s RF Power business and includes adjustments to amortization and depreciation for identified intangible assets and property, plant and equipment acquired, adjustments to share-based compensation expense and interest expense for the additional indebtedness incurred to complete the acquisition. The pro forma result has been prepared for comparative purposes only and does not purport to be indicative of the revenue or operating results that would have been achieved had the acquisition actually taken place as of January 1, 2015 or of the results of future operations of the combined business. In addition, the result is not intended to be a projection of future results and does not reflect synergies that might be achieved from the combined operations.

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

4 Assets Held for Sale

On June 14, 2016, NXP announced an agreement to divest its Standard Products (“SP”) business to a consortium of financial investors consisting of Beijing JianGuang Asset Management Co., Ltd (“JAC Capital”) and Wise Road Capital LTD (“Wise Road Capital”). On February 6, 2017, we divested SP, receiving $2.6 billion in cash proceeds, net of cash divested. At December 31, 2016, the SP business segment met the criteria to be classified as held for sale. The results of the SP business segment are consolidated in the reportable segment SP.

The SP business segment presentation as held for sale did not meet the criteria to be classified as a discontinued operation at December 31, 2016 primarily due to the disposal of this business not representing a strategic shift that would have a major effect on the Company’s operations and financial results.

The following table summarizes the carrying value of assets and liabilities held for sale which was primarily relative to the SP business:

2016
Trade accounts receivable, net	3
Other assets	28
Inventories, net	208
Property, plant and equipment, net	396
Identified intangible assets, net	133
Goodwill	336

Assets held for sale	1,104
Trade accounts payable	(110)
Accrued and other liabilities	(88)

Liabilities held for sale	(198)

5 Supplemental Financial Information

Statement of Operations Information

Depreciation, amortization and impairment

Depreciation and amortization, including impairment charges, are as follows:

	2017	2016	2015
Depreciation of property, plant and equipment	611	609	262
Amortization of internal use software	21	24	26
Amortization of other identified intangible assets (*)	1,541	1,572	229

	2,173	2,205	517

(*)	For the period ending December 31, 2017, the amount includes IPR&D impairment charges of $23 million, of which $16 million related to assets acquired from Freescale. For the period ending December 31, 2016, the amount included impairment charges relative to IPR&D acquired as part of the acquisition of Freescale of $89 million.

Depreciation of property, plant and equipment is primarily included in cost of revenue.

Other income (expense)

	2017	2016	2015
Result on disposal of businesses	1,572	8	1,257
Result on disposal of properties	1	1	6
Other income (expense)	2	—	—

	1,575	9	1,263

Financial income (expense)

	2017	2016	2015
Interest income	27	11	6
Interest expense	(310)	(408)	(227)

Total interest expense, net	(283)	(397)	(221)
Net gain (loss) on extinguishment of debt	(41)	(32)	—
Foreign exchange rate results	(30)	(15)	(193)
Change in fair value of the warrant liability	—	—	(31)
Miscellaneous financing costs/income, net	(12)	(9)	(84)

Total other financial income (expense)	(83)	(56)	(308)

Total	(366)	(453)	(529)

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

dollar exposure of the net investment in U.S. dollar functional currency subsidiaries of $1.7 billion was hedged by certain U.S. dollar-denominated notes. As a result, a charge of $190 million in 2015 was recorded in other comprehensive income (loss) relating to the foreign currency result on the U.S. dollar-denominated notes that were recorded in a euro functional currency entity.

Equity-accounted investees

Results related to equity-accounted investees at the end of each period were as follows:

	2017	2016	2015
Company’s share in income (loss)	17	11	8
Other results	36	—	1

	53	11	9

The total carrying value of investments in equity-accounted investees is summarized as follows:

	2017		2016
	Shareholding %	Amount	Shareholding %	Amount
ASMC	—	—	27	21
ASEN	40	66	40	56
WeEn	49	65	49	62
Others		15		15

		146		154

Investments in equity-accounted investees are included in Corporate and Other.

On April 19, 2017, we sold our shares in Advanced Semiconductor Manufacturing Corporation Ltd. (ASMC), representing a 27.47 percent ownership, for a total consideration of $54 million. The gain on the sale of $31 million is included in the Statement of Operations in the line item “Results relating to equity-accounted investees”. The fair value of NXP’s shareholding in the publicly listed company ASMC based on the quoted market price at December 31, 2016 is $35 million.

Balance Sheet Information

Cash and cash equivalents

At December 31, 2017 and December 31, 2016, our cash balance was $3,547 million and $1,894 million, respectively, of which $250 million and $316 million was held by SSMC, our consolidated joint venture company with TSMC. Under the terms of our joint venture agreement with TSMC, a portion of this cash can be distributed by way of a dividend to us, but 38.8% of the dividend will be paid to our joint venture partner. During 2017, a dividend of $228 million (2016: $325 million) has been paid by SSMC.

6 Restructuring Charges

At each reporting date, we evaluate our restructuring liabilities, which consist primarily of termination benefits, to ensure that our accruals are still appropriate. During 2017, there were no new restructuring programs.

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

The following table presents the changes in the position of restructuring liabilities in 2017 by segment:

	Balance January 1, 2017	Additions	Utilized	Released	Other changes(1)	Balance December 31, 2017
HPMS	148	7	(65)	(16)	12	86
SP	3	—	—	—	(3)	—
Corporate and Other	—	—	—	—	3	3

	151	7	(65)	(16)	12	89

(1)	Other changes primarily related to translation differences and internal transfers.

The total restructuring liability as of December 31, 2017 of $89 million is classified in the balance sheet under current liabilities ($74 million) and non-current liabilities ($15 million).

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

The components of restructuring charges less releases recorded in the liabilities in 2017, 2016 and 2015 are as follows:

	2017	2016	2015
Personnel lay-off costs	7	52	239
Other exit costs	10	19	27
Release of provisions/accruals	(16)	(3)	(2)

Net restructuring charges	1	68	264

The restructuring charges less releases recorded in operating income are included in the following line items in the statement of operations:

	2017	2016	2015
Cost of revenue	3	18	18
Selling, general and administrative	10	9	155
Research & development	(12)	41	91

Net restructuring charges	1	68	264

7 Provision for Income Taxes

In 2017, NXP generated an income before income taxes of $1,736 million (2016: a loss of $603 million; 2015: an income of $1,486 million). The components of income (loss) before income taxes are as follows:

	2017	2016	2015
Netherlands	1,679	537	1,528
Foreign	57	(1,140)	(42)

	1,736	(603)	1,486

The components of the benefit (provision) for income taxes are as follows:

	2017	2016	2015
Current taxes:
Netherlands	(179)	(7)	(13)
Foreign	(135)	(67)	(51)

	(314)	(74)	(64)
Deferred taxes:
Netherlands	(259)	205	(4)
Foreign	1,056	720	172

	797	925	168

Total benefit (provision) for income taxes	483	851	104

On December 22, 2017, the President of the United States signed into law what is informally called the Tax Cuts and Jobs Act, a comprehensive U.S. tax reform package that, effective January 1, 2018, among other things, lowered the corporate income tax rate from 35% to 21%, moved the country towards a territorial tax system with a one-time mandatory tax on previously deferred foreign earnings of foreign subsidiaries and introduced a 30% limitation on deductibility of interest. Under the accounting rules, companies are required to recognize the effects of changes in tax laws and tax rates on deferred tax assets and liabilities in the period in which the new legislation is enacted. The effects of the Tax Cuts and Jobs Act on NXP include three major categories (i) re-measurement of deferred taxes, (ii) reassessment of the realizability of deferred tax assets and (iii) recognition of liabilities for taxes on mandatory deemed repatriation. As described further below, we recorded an income tax benefit of $734 million in the year ended December 31, 2017. As we do not have all the necessary information to analyze all income tax effects of the Tax Cuts and Jobs Act, this is a provisional amount which we believe represents a reasonable estimate of the accounting implications of this tax reform. We will continue to evaluate the Tax Cuts and Jobs Act and adjust the provisional amounts as additional information is obtained. The ultimate impact of tax reform may differ from our provisional amounts due to changes in our interpretations and assumptions, as well as additional regulatory guidance that may be issued.

We expect to complete our detailed analysis no later than the fourth quarter of 2018. Below is a brief description of each of the three categories of effects from U.S. tax reform and its impact on the Company:

i.	A deferred tax benefit of $565 million related to the revaluation of NXP USA’s net deferred tax liabilities due to the reduction of the U.S. corporate tax rate from 35% to 21%. The Company believes that the disallowed interest available per end of full year 2017 can still be carried forward and therefore continued to recognize a deferred tax asset of $156 million in this respect.

ii.	A deferred tax benefit of $277 million for the reversal of net deferred tax liabilities previously accrued related to NXP USA’s cumulative undistributed foreign earnings. The Company believes this is a reasonable estimate of the impact of the Tax Cuts and Jobs Act but considers the release of this deferred tax liability as provisional pending further interpretation and guidance regarding whether future distribution from pre-1987 earnings and profits (E&P) will be subject to U.S. income tax.

iii.	A deferred tax expense of $108 million for the mandatory repatriation “Toll Tax”. The Company expects to utilize part of its unused foreign tax credit carryforwards that existed at the end of 2016 to fully cover the Toll Tax. Additional work is necessary to do a more detailed analysis of post-1986 earnings and profits (E&P) and creditable foreign-taxes of U.S.-owned subsidiaries. Further, the Toll Tax is based in part on the amount of those earnings held in cash and other specific assets, which may be further defined by regulatory guidance.

A reconciliation of the statutory income tax rate in the Netherlands as a percentage of income (loss) before income taxes and the effective income tax rate is as follows:

(in percentages)	2017	2016	2015
Statutory income tax in the Netherlands	25.0	25.0	25.0
Rate differential local statutory rates versus statutory rate of the Netherlands	(4.5)	24.2	(4.3)
Net change in valuation allowance	1.1	72.6	(13.8)
Prior year adjustments	(0.3)	0.1	—
Non-taxable income	(1.0)	1.7	(0.1)
Non-deductible expenses/losses	2.2	(7.0)	4.0
Excess deduction from share-based compensation	(0.9)	(1.2)	—
Sale of non-deductible goodwill	3.8	—	2.7
The U.S. Tax Cuts and Jobs Act	(42.3)	—	—
Other tax legislation and tax rate changes	(0.7)	(0.1)	0.2
Tax effects of remitted and unremitted earnings and withholding taxes	1.3	(2.7)	0.1
Other permanent differences	(1.1)	8.4	0.8
Tax on gains related to internal corporate reorganization transaction	—	(10.3)	—
Unrecognized tax benefits	1.8	(0.5)	0.1
Netherlands tax incentives	(7.5)	17.9	(18.5)
Foreign tax incentives	(4.7)	13.0	(3.2)

Effective tax rate	(27.8%)	141.1%	(7.0%)

The Company benefits from income tax holidays in certain jurisdictions which provide that we pay reduced income taxes in those jurisdictions for a fixed period of time that varies depending on the jurisdiction. The predominant income tax holiday is expected to expire at the end of 2024. The impact of this tax holiday decreased foreign taxes by $23 million in 2017 (2016: $24 million; 2015: $29 million). The benefit of this tax holiday on net income per share (diluted) was $0.07 in 2017 (2016: $0.07; 2015: $0.11).

The other permanent differences mainly relate to the tax effect on foreign exchange results in 2016.

Deferred tax assets and liabilities

The principal components of deferred tax assets and liabilities are presented below:

	2017	2016
Operating loss and tax credit carryforwards	621	1,031
Disallowed interest carryforwards	156	432
Other accrued liabilities	100	107
Pensions	93	86
Stock Based Compensation	25	58
Restructuring liabilities	16	40
Receivables	71	36
Inventories	3	27
Other assets	2	10

Total Gross Deferred Tax Assets	1,087	1,827
Valuation Allowance	(140)	(127)

Total Net Deferred Tax Assets	947	1,700
Intangible assets (including purchase accounting basis difference)	(1,161)	(2,431)
Undistributed earnings of foreign subsidiaries	(109)	(367)
Property, plant and equipment (including purchase accounting basis difference)	(54)	(134)

Total Deferred Tax Liabilities	(1,324)	(2,932)

Net Deferred Tax Position	(377)	(1,232)

The classification of the deferred tax assets and liabilities in the Company’s Consolidated Balance Sheets is as follows:

	2017	2016
Deferred tax assets within other non-current assets	324	427
Deferred tax liabilities within non-current liabilities	(701)	(1,659)

	(377)	(1,232)

The Company has significant deferred tax assets resulting from net operating loss carryforwards, tax credit carryforwards and deductible temporary differences that may reduce taxable income or taxes payable in future periods. Valuation allowances have been established for deferred tax assets based on a “more likely than not” threshold. The realization of our deferred tax assets depends on our ability to generate sufficient taxable income within the carryback or carryforward periods provided for in the tax law for each applicable tax jurisdiction. The valuation allowance increased by $13 million during 2017 (2016: $505 million decrease).

ASC 740, Income Taxes, requires that we consider all available evidence in forming a judgement regarding the valuation allowance as of December 31, 2017, including events that occur subsequent to year end but prior to the issuance of the financial statements. The deferred tax assets are recognized to the extent that we consider it more likely than not that these assets will be realized. In making such a determination, we consider all available positive and negative evidence, including reversal of existing temporary differences, projected future taxable income and tax planning strategies impacting interest deductibility limitations in the U.S.

In the U.S. the predominant reason for the change in the valuation allowance is a $16 million increase for the change in tax rates related to tax reform passed in December 2017. State taxes are deductible in determining federal taxable income, therefore state deferred tax assets are recorded net of the federal effect. Due to tax reform, the federal tax rate changed from 35% to 21%, therefore state deferred tax assets that were previously presented net of federal effect at 65% are now recorded at 79% post tax reform resulting in an increase to deferred tax assets. The Company has recorded a valuation allowance on a sizable portion of its state R&D credits and since the deferred tax asset for state R&D credits has increased the associated valuation allowance also increased.

The valuation allowance as of December 31, 2016 included events that occurred subsequent to the 2016 year end but prior to the issuance of the financial statements. As a result of the February 6, 2017 disposition of SP, NXP concluded that the valuation allowance should be reduced by $395 million as of December 31, 2016, as the SP divestiture provided an objectively verifiable source of income against which tax losses can be utilized. As a result, the Company recognized an additional benefit of $392 million in the benefit (provision) for income taxes in the consolidated statement of operations and an additional $7 million in capital in excess of par value in the consolidated balance sheet in the fourth quarter of 2016.

At December 31, 2017 tax loss carryforwards of $906 million (inclusive of $250 million of U.S. state tax losses) will expire as follows:

	Balance	Scheduled expiration
	December 31,
	2017	2018	2019	2020	2021	2022	2023-2027	later	unlimited
Tax loss carryforwards	906	6	22	4	—	15	66	228	565

The Company also has tax credit carryforwards of $580 million (excluding the effect of unrecognized tax benefits), which are available to offset future tax, if any, and which will expire as follows:

	Balance	Scheduled expiration
	December 31,
	2017	2018	2019	2020	2021	2022	2023-2027	later	unlimited
Tax credit carryforwards	580	6	12	16	1	11	205	278	51

The net income tax receivable (excluding the liability for unrecognized tax benefits) as of December 31, 2017 amounted to $59 million (2016: net income tax payable of $10 million) and includes amounts directly receivable from or payable to tax authorities.

The Company does not indefinitely reinvest the undistributed earnings of its subsidiaries. Consequently, the Company has recognized a deferred tax liability of $109 million at December 31, 2017 (2016: $367 million) for the additional income taxes and withholding taxes payable upon the future remittances of these earnings of foreign subsidiaries. The U.S. Tax Cuts and Jobs Act set up a participation exemption regime in the U.S. and future dividend distribution from NXP USA’s foreign subsidiaries will generally be exempted from U.S. federal income taxes effective on January 1, 2018. Consequently, the deferred U.S. income tax liability of $277 million recognized at December 31, 2016 was written off in the fourth quarter of 2017.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2017	2016	2015
Balance as of January 1,	146	149	125
Assumed in the acquisition of Freescale	—	—	121
Decreases from activities which are held for sale	—	(7)	—
Increases from tax positions taken during prior periods	22	1	1
Decreases from tax positions taken during prior periods	—	(3)	(111)
Increases from tax positions taken during current period	11	10	15
Decreases relating to settlements with the tax authorities	(2)	(4)	(2)

Balance as of December 31,	177	146	149

Of the total unrecognized tax benefits at December 31, 2017, $149 million, if recognized, would impact the effective tax rate. All other unrecognized tax benefits, if recognized, would not affect the effective tax rate as these would be offset by compensating adjustments in the Company’s deferred tax assets that would be subject to valuation allowance based on conditions existing at the reporting date.

The Company classifies interest related to unrecognized tax benefits as financial expense and penalties as income tax expense. The total related interest and penalties recorded during the year 2017 amounted to $6 million (2016: $2 million; 2015: $7 million). As of December 31, 2017 the Company has recognized a liability for related interest and penalties of $17 million (2016: $12 million; 2015: $14 million). It is reasonably possible that the total amount of unrecognized tax benefits may significantly increase/decrease within the next 12 months of the reporting date due to, for example, completion of tax examinations; however, an estimate of the range of reasonably possible change cannot be made.

The Company files income tax returns in the Netherlands, the U.S.A. and in various other foreign jurisdictions. Tax filings of our subsidiaries are routinely audited in the normal course of business by tax authorities around the world. Tax years that remain subject to examination by major tax jurisdictions: the Netherlands (2013-2016), Germany (2004-2016), USA (2004-2016), China (2007-2016), Taiwan (2012-2016), Thailand (2012-2016), Malaysia (2006-2016) and India (2006-2017).

In the fourth quarter of 2017, the Company recorded an adjustment to recognize tax expense in the amount of $121 million related to the first three quarters of 2017. The adjustment relates to transfer pricing and purchase accounting. Other than the amount related to goodwill (see Note 14), the adjustment did not impact financial statements for the years ended December 31, 2016 or 2015.

8 Earnings per Share

The computation of earnings per share (EPS) is presented in the following table:

	2017	2016	2015
Net income (loss)	2,272	259	1,599
Less: Net income (loss) attributable to non-controlling interests	57	59	73

Net income (loss) attributable to stockholders	2,215	200	1,526
Weighted average number of shares outstanding (after deduction of treasury shares) during the year (in thousands)	338,646	338,477	239,764
Plus incremental shares from assumed conversion of:
Options 1)	4,517	5,582	6,194
Restricted Share Units, Performance Share Units and Equity Rights 2)	2,639	3,548	4,158
Warrants 3)	—	—	—

Dilutive potential common share	7,156	9,130	10,352
Adjusted weighted average number of shares outstanding (after deduction of treasury shares) during the year (in thousands) 1)	345,802	347,607	250,116
EPS attributable to stockholders in $:
Basic net income (loss)	6.54	0.59	6.36
Diluted net income (loss)	6.41	0.58	6.10

1)	Stock options to purchase up to 0.1 million shares of NXP’s common stock that were outstanding in 2017 (2016: 1.4 million shares; 2015: 0.7 million shares) were anti-dilutive and were not included in the computation of diluted EPS because the exercise price was greater than the average fair market value of the common stock or the number of shares assumed to be repurchased using the proceeds of unrecognized compensation expense and exercise prices was greater than the weighted average number of shares underlying outstanding stock options.
2)	Unvested RSU’s, PSU’s and equity rights of 0.7 million shares that were outstanding in 2017 (2016: 0.9 million shares; 2015: 0.5 million shares) were anti-dilutive and were not included in the computation of diluted EPS because the number of shares assumed to be repurchased using the proceeds of unrecognized compensation expense was greater than the weighted average number of outstanding unvested RSU’s, PSU’s and equity rights or the performance goal has not been met.
3)	Warrants to purchase up to 11.2 million shares of NXP’s common stock at a price of $133.32 per share were outstanding in 2017 (2016: 11.2 million shares at a price of $133.32; 2015: 11.2 million shares at a price of $133.32). Upon exercise, the warrants will be net share settled. At the end of 2017, 2016 and 2015, the warrants were not included in the computation of diluted EPS because the warrants’ exercise price was greater than the average fair market value of the common shares.

9 Share-based Compensation

Share-based compensation expense is included in the following line items in our statement of operations:

	2017	2016	2015
Cost of revenue	33	49	15
Research and development	122	123	45
Selling, general and administrative	126	166	156

	281	338	216

The income tax benefit recognized in net income related to share-based compensation expenses was $51 million (includes $27 million of excess tax benefits related to the adoption of ASU 2016-09), $58 million and $18 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Long Term Incentive Plans (LTIP’s)

The LTIP was introduced in 2010 and is a broad-based long-term retention program to attract, retain and motivate talented employees as well as align stockholder and employee interests. The LTIP provides share-based compensation (“awards”) to both our eligible employees and non-employee directors. Awards that may be granted include performance shares, stock options and restricted shares. Awards granted generally will become fully vested upon a termination event occurring within one year following a change in control, as defined. A termination event is defined as either termination of employment or services other than for cause or constructive termination of resulting from a significant reduction in either the nature or scope of duties and responsibilities, a reduction in compensation or a required relocation. The number of shares authorized and available for awards at December 31, 2017 was 1.4 million.

A charge of $272 million was recorded in 2017 for the LTIP (2016: $331 million; 2015: $206 million).

A summary of the activity for our LTIP’s during 2017 is presented below.

Stock options

The options have a strike price equal to the closing share price on the grant date. The fair value of the options has been calculated using the Black-Scholes formula, using the following assumptions:

•	an expected life varying from 5.76 to 6.25 years, calculated in accordance with the guidance provided in SEC Staff bulletin No. 110 for plain vanilla options using the simplified method, since our equity shares have been publicly traded for only a limited period of time and we do not have sufficient historical exercise data at the grant date of the options;

•	a risk-free interest rate varying from 0.8% to 2.8% (2016: 0.8% to 2.8%; 2015: 0.8% to 2.8%);

•	no expected dividend payments; and

•	a volatility of 40-50% based on the volatility of a set of peer companies. Peer company data has been used given the short period of time our shares have been publicly traded.

Changes in the assumptions can materially affect the fair value estimate.

	Stock options	Weighted average exercise price in USD	Weighted average remaining contractual term	Aggregate intrinsic value
Outstanding at January 1, 2017	7,168,652	41.07
Granted	—	—
Exercised	3,976,326	34.47
Forfeited	211,293	61.99

Outstanding at December 31, 2017	2,981,033	48.39	5.3	205
Exercisable at December 31, 2017	1,936,121	37.35	4.6	154

No options were granted in 2017 (the weighted average per share grant date fair value of stock options granted in 2016: $34.59; 2015: $34.05).

The intrinsic value of the exercised options was $311 million (2016: $145 million; 2015: $112 million), whereas the amount received by NXP was $137 million (2016: $88 million; 2015: $39 million). The tax benefit realized from stock options exercised during fiscal 2017, 2016, and 2015 was $83 million, $79 million, and $10 million, respectively.

At December 31, 2017, there was a total of $25 million (2016: $56 million) of unrecognized compensation cost related to non-vested stock options. This cost is expected to be recognized over a weighted-average period of 1.2 years (2016: 1.5 years).

Performance share units

Financial performance conditions

	Shares	Weighted average grant date fair value in USD
Outstanding at January 1, 2017	408,714	71.52
Granted	—	—
Vested	97,355	64.46
Forfeited	28,421	67.93

Outstanding at December 31, 2017	282,938	74.31

No PSU’s were granted in 2017 (the weighted average grant date fair value of performance share units granted in 2016: $82.53; 2015: $75.28).

Market performance conditions

	Shares	Weighted average grant date fair value in USD
Outstanding at January 1, 2017	325,183	38.63
Granted	—	—
Vested	270,029	37.78
Forfeited	17,363	48.22

Outstanding at December 31, 2017	37,791	40.28

The fair value of the performance share units at the time of vesting was $39 million (2016: $147 million; 2015: $66 million). At December 31, 2017, there was a total of $4 million (2016: $12 million) of unrecognized compensation cost related to non-vested performance share units. This cost is expected to be recognized over a weighted-average period of 1.3 years (2016: 1.8 years).

Restricted share units

	Shares	Weighted average grant date fair value in USD
Outstanding at January 1, 2017	6,920,879	87.48
Granted	2,882,420	115.05
Vested	2,984,488	85.31
Forfeited	407,201	84.17

Outstanding at December 31, 2017	6,411,610	101.13

The weighted average grant date fair value of restricted share units granted in 2017 was $115.05 (2016: $98.16; 2015: $79.22). The fair value of the restricted share units at the time of vesting was $328 million (2016: $334 million; 2015: $209 million).

At December 31, 2017, there was a total of $483 million (2016: $422 million) of unrecognized compensation cost related to non-vested restricted share units. This cost is expected to be recognized over a weighted-average period of 1.6 years (2016: 1.6 years).

Management Equity Stock Option Plan (“MEP”)

Awards are no longer available under these plans. Current employees owning vested MEP Options may exercise such MEP Options during the five year period subsequent to September 18, 2013, subject to these employees remaining employed by us and subject to the applicable laws and regulations.

No charge was recorded in 2017 (2016: no charge, 2015: no charge) for options granted under the MEP.

The following table summarizes the information about NXP’s outstanding MEP Options and changes during 2017.

Stock options

	Stock options	Weighted average exercise price in EUR	Weighted average remaining contractual term	Aggregate intrinsic value
Outstanding at January 1, 2017	2,534,272	23.67
Granted	—	—
Exercised	2,302,348	22.46
Forfeited	—	—
Expired	—	—

Outstanding at December 31, 2017	231,924	35.72	0.7	14
Exercisable at December 31, 2017	231,924	35.72	0.7	14

The intrinsic value of exercised options was $206 million (2016: $13 million; 2015: $12 million), whereas the amount received by NXP was $60 million (2016: $7 million; 2015: $4 million).

The number of vested options at December 31, 2017 was 231,924 (2016: 2,534,272 vested options) with a weighted average exercise price of €35.72 (2016: €23.67 weighted average exercise price).

At December 31, 2017, there was no unrecognized compensation cost related to non-vested stock options.

10 Accounts Receivables, net

Accounts receivable are summarized as follows:

	2017	2016
Accounts receivable from third parties	882	1,035
Allowance for doubtful accounts	(3)	(2)

	879	1,033

11 Inventories, net

Inventories are summarized as follows:

	2017	2016
Raw materials	62	52
Work in process	901	854
Finished goods	273	207

	1,236	1,113

The portion of finished goods stored at customer locations under consignment amounted to $69 million as of December 31, 2017 (2016: $53 million).

The amounts recorded above are net of an allowance for obsolescence of $107 million as of December 31, 2017 (2016: $84 million).

12 Property, Plant and Equipment, net

The following table presents details of the Company’s property, plant and equipment, net of accumulated depreciation:

	Useful Life (in years)	2017	2016
Land		166	165
Buildings	9 to 50	1,200	1,146
Machinery and installations	2 to 10	3,179	2,959
Other Equipment	1 to 5	453	278
Prepayments and construction in progress		172	118

		5,170	4,666
Less accumulated depreciation		(2,875)	(2,314)

Property, plant and equipment, net of accumulated depreciation		2,295	2,352

Land with a book value of $166 million (2016: $165 million) is not depreciated.

There was no significant construction in progress and therefore no related capitalized interest.

13 Identified Intangible Assets

The changes in identified intangible assets were as follows:

	Total	Other intangible assets	Software
Balance as of January 1, 2016:
Cost	9,978	9,832	146
Accumulated amortization/impairment	(1,188)	(1,083)	(105)

Book value	8,790	8,749	41
Changes in book value:
Acquisitions/additions	299	289	10
Transfer to assets held for sale	(138)	(138)	—
Amortization	(1,507)	(1,483)	(24)
Impairment	(89)	(89)	—
Translation differences	(12)	(10)	(2)

Total changes	(1,447)	(1,431)	(16)
Balance as of December 31, 2016:
Cost	9,512	9,397	115
Accumulated amortization/impairment	(2,169)	(2,079)	(90)

Book value	7,343	7,318	25
Changes in book value:
Acquisitions/additions	78	68	10
Amortization	(1,539)	(1,518)	(21)
Impairment	(23)	(23)	—
Translation differences	4	4	—

Total changes	(1,480)	(1,469)	(11)
Balance as of December 31, 2017:
Cost	9,335	9,227	108
Accumulated amortization/impairment	(3,472)	(3,378)	(94)

Book value	5,863	5,849	14

Identified intangible assets as of December 31, 2017 and 2016 respectively were composed of the following:

	December 31, 2017		December 31, 2016
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
IPR&D 1)	687	—	1,380	—
Marketing-related	82	(34)	81	(18)
Customer-related	1,155	(437)	1,146	(322)
Technology-based	7,303	(2,907)	6,790	(1,739)

	9,227	(3,378)	9,397	(2,079)
Software	108	(94)	115	(90)

Identified intangible assets	9,335	(3,472)	9,512	(2,169)

1)	IPR&D is not subject to amortization until completion or abandonment of the associated research and development effort.

The estimated amortization expense for these identified intangible assets, excluding software, for each of the five succeeding years is:

2018	1,493
2019	1,534
2020	1,328
2021	562
2022	491

All intangible assets, excluding IPR&D and goodwill, are subject to amortization and have no assumed residual value.

The expected weighted average remaining life of identified intangibles is 5 years as of December 31, 2017.

14 Goodwill

The changes in goodwill in 2017 and 2016 were as follows:

	2017	2016
Balances as of January 1
Cost	9,029	9,414
Accumulated impairment	(186)	(186)

Book value	8,843	9,228
Changes in book value:
Acquisitions	—	14
Purchase accounting and other adjustments related to Freescale acquisition	(28)	(25)
Transfer to assets held for sale	—	(349)
Translation differences	51	(25)

Total changes	23	(385)
Balances as of December 31
Cost	9,020	9,029
Accumulated impairment	(154)	(186)

Book value	8,866	8,843

No goodwill impairment charges were required to be recognized in 2017 or 2016.

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

The Company’s employees in The Netherlands participate in a multi-employer plan, implemented for the employees of the Metal and Electrical Engineering Industry (“Bedrijfstakpensioenfonds Metalektro or PME”) in accordance with the mandatory affiliation to PME effective for the industry in which NXP operates. As this affiliation is a legal requirement for the Metal and Electrical Engineering Industry it has no expiration date. This PME multi-employer plan (a career average plan) covers 1,340 companies and 623,000 participants. The plan monitors its risk on an aggregate basis, not by company or participant and can therefore not be accounted for as a defined benefit plan. The pension fund rules state that the only obligation for affiliated companies will be to pay the annual plan contributions. There is no obligation for affiliated companies to fund plan deficits. Affiliated companies are also not entitled to any possible surpluses in the pension fund.

Every participating company contributes the same fixed percentage of its total pension base, being pensionable salary minus an individual offset. The Company’s pension cost for any period is the amount of contributions due for that period.

The contribution rate for the mandatory scheme will decrease from 25.77% (2017) to 25.35% (2018).

PME multi-employer plan	2017	2016	2015
NXP’s contributions to the plan	35	36	37
(including employees’ contributions)	4	4	4
Average number of NXP’s active employees participating in the plan	2,271	2,415	2,668
NXP’s contribution to the plan exceeded more than 5 percent of the total contribution (as of December 31 of the plan’s year end)	No	No	No

The amount for pension costs included in the statement of operations for the year 2017 was $97 million (2016: $102 million; 2015: $69 million) of which $42 million (2016: $44 million; 2015: $21 million) represents defined-contribution plans and $31 million (2016: $32 million; 2015: $32 million) represents the PME multi-employer plans.

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

The total cost of defined-benefit plans amounted to a benefit of $1 million in 2017 (2016: a cost of $26 million; 2015: a cost of $16 million) consisting of $24 million ongoing cost (2016: $27 million; 2015: $20 million) and a gain of $25 million from special events resulting from restructurings, divestments, curtailments and settlements (2016: $1 million; 2015: $4 million).

The table below provides a summary of the changes in the pension benefit obligations and defined-benefit pension plan assets for 2017 and 2016, associated with the Company’s dedicated plans, and a reconciliation of the funded status of these plans to the amounts recognized in the Consolidated Balance Sheets.

	2017	2016
Projected benefit obligation
Projected benefit obligation at beginning of year	564	561
Service cost	15	17
Interest cost	11	14
Actuarial (gains) and losses	15	53
Curtailments and settlements	(1)	(15)
Benefits paid	(22)	(21)
Pension liabilities held-for-sale	—	(28)
Exchange rate differences	69	(17)

Projected benefit obligation at end of year	651	564
Plan assets
Fair value of plan assets at beginning of year	172	190
Actual return on plan assets	8	3
Employer contributions	18	21
Curtailments and settlements	(1)	(15)
Benefits paid	(21)	(21)
Pension assets held-for-sale	—	(2)
Exchange rate differences	19	(4)

Fair value of plan assets at end of year	195	172
Funded status	(456)	(392)

Classification of the funded status is as follows
- Prepaid pension cost within other non-current assets	—	—
- Accrued pension cost within other non-current liabilities	(443)	(380)
- Accrued pension cost within accrued liabilities	(13)	(12)

Total	(456)	(392)
Accumulated benefit obligation
Accumulated benefit obligation for all Company-dedicated benefit pension plans	613	524
Plans with assets less than accumulated benefit obligation
Funded plans with assets less than accumulated benefit obligation
- Fair value of plan assets	190	171
- Accumulated benefit obligations	375	327
- Projected benefit obligations	401	357
Unfunded plans
- Accumulated benefit obligations	233	195
- Projected benefit obligations	243	204
Amounts recognized in accumulated other comprehensive income (before tax)
Total AOCI at beginning of year	91	42
- Net actuarial loss (gain)	9	54
- Exchange rate differences	13	(5)

Total AOCI at end of year	113	91

The weighted average assumptions used to calculate the projected benefit obligations were as follows:

	2017	2016
Discount rate	1.9%	2.0%
Rate of compensation increase	1.8%	1.9%

The weighted average assumptions used to calculate the net periodic pension cost were as follows:

	2017	2016	2015
Discount rate	2.0%	2.5%	2.6%
Expected returns on plan assets	3.1%	3.5%	4.2%
Rate of compensation increase	1.9%	2.2%	1.8%

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

The components of net periodic pension costs were as follows:

	2017	2016	2015
Service cost	15	17	12
Interest cost on the projected benefit obligation	11	14	11
Expected return on plan assets	(6)	(6)	(6)
Amortization of net (gain) loss	4	2	3
Curtailments & settlements	(25)	(1)	(6)
Other	—	—	2

Net periodic cost	(1)	26	16

A sensitivity analysis shows that if the discount rate increases by 1% from the level of December 31, 2017, with all other variables held constant, the net periodic pension cost would decrease by $3 million. If the discount rate decreases by 1% from the level of December 31, 2017, with all other variables held constant, the net periodic pension cost would increase by $3 million.

The estimated net actuarial loss (gain) and prior service cost that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year (2018) are $4 million and nil respectively.

Plan assets

The actual pension plan asset allocation at December 31, 2017 and 2016 is as follows:

	2017	2016
Asset category:
Equity securities	32%	29%
Debt securities	47%	52%
Insurance contracts	7%	7%
Other	14%	12%

	100%	100%

We met our target plan asset allocation. The investment objectives for the pension plan assets are designed to generate returns that, along with the future contributions, will enable the pension plans to meet their future obligations. The investments in our major defined benefit plans largely consist of government bonds, “Level 2” Corporate Bonds and cash to mitigate the risk of interest fluctuations. The asset mix of equity, bonds, cash and other categories is evaluated by an asset-liability modeling study for our largest plan. The assets of funded plans in other countries mostly have a large proportion of fixed income securities with return characteristics that are aligned with changes in the liabilities caused by discount rate volatility. Total pension plan assets of $195 million include $183 million related to the German and Japanese pension funds.

The following table summarizes the classification of these assets.

	2017			2016
	Level I	Level II	Level III	Level I	Level II	Level III
Equity securities	—	62	—	—	48	—
Debt securities	10	72	—	9	72	—
Insurance contracts	—	13	—	—	12	—
Other	2	16	8	5	11	4

	12	163	8	14	143	4

The Company currently expects to make $7 million of employer contributions to defined-benefit pension plans and $8 million of expected cash payments in relation to unfunded pension plans.

Estimated future pension benefit payments

The following benefit payments are expected to be made (including those for funded plans):

2018	22
2019	17
2020	18
2021	20
2022	23
Years 2023-2027	135

Postretirement health care benefits

In addition to providing pension benefits, NXP provides retiree healthcare benefits in the US and the UK which are accounted for as defined-benefit plans. In 2016, NXP also provided retiree healthcare benefits in the U.K. The liability associated with the U.K. benefits was divested in association with the sale of Standard Products during 2017.

The accumulated postretirement benefit obligation at the end of 2017 equals $14 million (2016: $18 million).

16 Debt

Short-term debt

	2017	2016
Short-term bank borrowings	—	—
Current portion of long-term debt (*)	751	421

Total	751	421

(*)	Net of adjustment for debt issuance costs.

Long-term debt

The following table summarizes the outstanding long-term debt as of December 31, 2017 and 2016:

		2017		2016
	Maturities	Amount	Effective rate	Amount	Effective rate
Floating-rate term loan	Mar, 2017	—	—	388	2.770
Floating-rate term loan	Jan, 2020	—	—	387	3.270
Floating-rate term loan	Dec, 2020	—	—	1,436	3.270
Fixed-rate 3.75% senior unsecured notes	Jun, 2018	750	3.750	750	3.750
Fixed-rate 4.125% senior unsecured notes	Jun, 2020	600	4.125	600	4.125
Fixed-rate 4.125% senior unsecured notes	Jun, 2021	1,350	4.125	1,350	4.125
Fixed-rate 5.75% senior unsecured notes	Feb, 2021	—	—	500	5.750
Fixed-rate 3.875% senior unsecured notes	Sep, 2022	1,000	3.875	1,000	3.875
Fixed-rate 4.625% senior unsecured notes	Jun, 2022	400	4.625	400	4.625
Fixed-rate 5.75% senior unsecured notes	Mar, 2023	500	5.750	500	5.750
Fixed-rate 4.625% senior unsecured notes	Jun, 2023	900	4.625	900	4.625
Fixed-rate 1% cash convertible notes	Dec, 2019	1,150	1.000	1,150	1.000
Floating-rate revolving credit facility	Dec, 2020	—	—	—	—

Total principal		6,650		9,361
Liabilities arising from capital lease transactions		29		15
Unamortized discounts, premiums and debt issuance costs		(28)		(61)
Fair value of embedded cash conversion option		(86)		(128)

Total debt, including unamortized discounts, premiums, debt issuance costs and fair value adjustments		6,565		9,187
Current portion of long-term debt		(751)		(421)

Long-term debt		5,814		8,766

	Range of interest rates	Average rate of interest	Principal amount outstanding 2017	Due in 2018	Due after 2018	Due after 2022	Average remaining term (in years)	Principal amount outstanding 2016
USD notes	3.8%-5.8%	4.3%	5,500	750	4,750	1,400	3.7	8,211
2019 Cash Convertible Senior Notes	1.0%-1.0%	1.0%	1,150	—	1,150	—	1.9	1,150
Revolving Credit Facility (1)	—	—	—	—	—	—	—	—
Bank borrowings	—	—	—	—	—	—	—	—
Liabilities arising from capital lease transactions	2.6%-13.8%	4.7%	29	2	27	20	14.2	15

		3.7%	6,679	752	5,927	1,420	3.4	9,376

(1)	We do not have any borrowings under the $600 million Revolving Credit Facility as of December 31, 2016 and 2017.

As of December 31, 2017, the following principal amounts of long-term debt are due in the next 5 years:

2018	752
2019	1,152
2020	602
2021	1,351
2022	1,402
Due after 5 years	1,420

6,679

As of December 31, 2017, the book value of our outstanding long-term debt was $5,814 million, less debt issuance costs of $34 million and less original issuance/debt discount of $79 million.

As of December 31, 2017, we had no aggregate principal amount of variable interest rate indebtedness under our loan agreements. The remaining tenor of secured debt is on average 3.4 years.

Accrued interest as of December 31, 2017 is $35 million (December 31, 2016: $48 million).

2017 Financing Activities

2017 and 2020 Term Loans

On February 7, 2017, NXP B.V., together with NXP Funding LLC, delivered notice that it would repay (i) all its outstanding floating-rate term loan due March 2017 (“Term Loan E”) in an aggregate principal amount of $388 million, (ii) all its outstanding floating-rate term loan due January 2020 (“Term Loan D”) in an aggregate principal amount of $387 million and (iii) all its outstanding floating-rate term loan due December 2020 (“Term Loan F”) in an aggregate principal amount of $1,436 million, in each case, together with accrued interest and applicable fees. Repayment occurred in February 2017 and the funds for these repayments came from the proceeds of the divestment of the SP business.

2021 Senior Unsecured Notes

On February 7, 2017, NXP B.V. together with NXP Funding LLC, delivered notice that it would repay to holders of its 5.75% Senior Unsecured Notes due 2021 (the “Notes”) $500 million of the outstanding aggregate principal amount of these Notes, which represented all of the outstanding aggregate principal amount of the Notes, as permitted under Article 3 of the indenture dated February 14, 2013 and paragraph 5 of the Notes. Repayment occurred in March 2017 and the funds for this redemption came from available surplus cash.

Certain terms and Covenants of the notes

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

No portion of long-term and short-term debt as of December 31, 2017 (2016: $2,211 million) have been secured by collateral on substantially all of the Company’s assets and of certain of its subsidiaries.

Each series of the Senior Unsecured Notes are fully and unconditionally guaranteed jointly and severally, on a senior basis by certain of the Company’s current and future material wholly owned subsidiaries (“Guarantors”).

Pursuant to various security documents related to the $600 million committed revolving credit facility, the Company and each Guarantor has granted first priority liens and security interests in, amongst others, the following, subject to the grant of further permitted collateral liens:

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

As of December 31, 2017, none of the conditions allowing the holders of the 2019 Cash Convertible Senior Notes to convert the 2019 Cash Convertible Senior Notes into cash had been met.

The requirement that NXP must settle the conversion of the Notes in cash gives rise to a derivative instrument that must be bifurcated from the debt host. The embedded cash conversion option within the Cash Convertible Notes is required to be separated from the Cash Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our Consolidated Statements of Income in other (expense) income, net until the cash conversion option settles or expires. The initial fair value liability of the embedded cash conversion option simultaneously reduced the carrying value of the Cash Convertible Notes (effectively an original issuance discount). The embedded cash conversion option is measured and reported at fair value on a recurring basis, within Level 3 of the fair value hierarchy. The fair value of the embedded cash conversion option at December 31, 2017 was $301 million (2016: $258 million) which is recorded in other long-term liabilities in the accompanying balance sheet. For the year ended December 31, 2017, the change in the fair value of the embedded cash conversion option resulted in a loss of $43 million (2016: a loss of $17 million).

Concurrently with the pricing of the 2019 Cash Convertible Senior Notes, NXP entered into hedge transactions, or the Notes Hedges, with various parties whereby NXP has the option to receive the cash amount that may be due to the Notes holders at maturity in excess of the $1,150 million principal amount of the notes, subject to certain conversion rate adjustments in the Notes Indenture. These options expire on December 1, 2019, and must be settled in cash. The aggregate cost of the Notes Hedges was $208 million. The Notes Hedges are accounted for as derivative assets, and are included in Other assets in NXP’s Consolidated Balance Sheet. As of December 31, 2017, the estimated fair value of the Notes Hedges was $301 million (2016: $258 million).

The Notes Embedded Conversion Derivative and the Notes Hedges are adjusted to fair value each reported period and unrealized gains and losses are reflected in NXP’s Consolidated Statements of Operations. Because the fair values of the Notes Embedded Conversion Derivative and the Notes Hedges are designed to have similar offsetting values, there was no impact to NXP’s Consolidated Statements of Operations relating to these adjustments to fair value during fiscal 2017 (2016: no impact).

In separate transactions, NXP also sold warrants, to various parties for the purchase of up to 11.18 million shares of NXP’s common stock at an initial strike price of $133.32 per share in a private placement pursuant to Section 4(2) of the Securities Act of 1933, as amended, or the Securities Act. The Warrants expire on various dates starting from March 2, 2020 and will be net share settled. Under the terms of the warrants, any Option Counterparty may adjust certain terms of its warrants upon the announcement, termination or occurrence of certain events. The warrant transactions may also be terminated if the Option Counterparty determines that no such adjustment will produce a commercially reasonable result, and that the relevant event is reasonably likely to occur. In particular, each Option Counterparty may adjust the terms of its warrants to compensate it for the economic effect of the announcements relating to the proposed acquisition of NXP by Qualcomm (including announcements of consummation, cancellation, withdrawal or discontinuance of the proposed acquisition), taking into account changes in volatility, expected dividends, stock loan rate or liquidity and any stock price discontinuity relevant to our common stock or the warrants. There have been no adjustments made at this time. Any such adjustment in the future may increase our delivery obligations upon expiration and settlement of the warrants or our obligations upon their cancellation, termination or unwinding, which would be settled using shares of our stock. NXP received $134 million in cash proceeds from the sale of the Warrants, which were at the time of issuance recorded in Other non-current liabilities. As of January 1, 2016, as of result of the acquisition of Freescale, NXP has concluded that the functional currency of the holding company is USD. Consequently, beginning from January 1, 2016, the Warrants with a carrying value of $168 million were reclassified to stockholders’ equity, and mark-to-market accounting is no longer applicable. The Warrants are included in diluted earnings per share to the extent the impact is dilutive. As of December 31, 2017, the Warrants were not dilutive.

The principal amount, unamortized debt discount and net carrying amount of the liability component of the 2019 Cash Convertible Senior Notes as of December 31, 2017 and 2016 was as follows:

(in millions)	As of December 31
	2017	2016
Principal amount of 2019 Cash Convertible Senior Notes	1,150	1,150
Unamortized debt discount of 2019 Cash Convertible Senior Notes	91	136
Net liability of 2019 Cash Convertible Senior Notes	1,059	1,014

The effective interest rate, contractual interest expense and amortization of debt discount for the 2019 Cash Convertible Senior Notes for fiscal 2017 and 2016 were as follows:

(in millions, except percentage)	2017	2016
Effective interest rate	5.14%	5.14%
Contractual interest expense	12	12
Amortization of debt discount	42	40

As of December 31, 2017, the if-converted value of the 2019 Cash Convertible Senior Notes exceeded the principal amount of the Notes. The total fair value of the 2019 Cash Convertible Senior Notes was $1,418 million.

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

17 Commitments and Contingencies

Lease Commitments

At December 31, 2017 and 2016, there were no material capital lease obligations. Long-term operating lease commitments totaled $132 million as of December 31, 2017 (2016: $113 million). The long-term operating leases are mainly related to the rental of buildings and tools. These leases expire at various dates during the next 30 years. Future minimum lease payments under operating leases are as follows:

2018	34
2019	29
2020	24
2021	15
2022	9
Thereafter	21

Total future minimum leases payments	132

Rent expense amounted to $63 million in 2017 (2016: $68 million; 2015: $70 million).

Purchase Commitments

The Company maintains purchase commitments with certain suppliers, primarily for raw materials, semi-finished goods and manufacturing services and for some non-production items. Purchase commitments for inventory materials are generally restricted to a forecasted time-horizon as mutually agreed upon between the parties. This forecasted time-horizon can vary for different suppliers. As of December 31, 2017, the Company had purchase commitments of $633 million, which are due through 2026.

Litigation

We are regularly involved as plaintiffs or defendants in claims and litigation relating to a variety of matters such as contractual disputes, personal injury claims, employee grievances and intellectual property litigation. In addition, our acquisitions, divestments and financial transactions sometimes result in, or are followed by, claims or litigation. Some of these claims may possibly be recovered from insurance reimbursements. Although the ultimate disposition of asserted claims cannot be predicted with certainty, it is our belief that the outcome of any such claims, either individually or on a combined basis, will not have a material adverse effect on our consolidated financial position. However, such outcomes may be material to our Consolidated Statement of Operations for a particular period. The Company records an accrual for any claim that arises whenever it considers that it is probable that it is exposed to a loss contingency and the amount of the loss contingency can be reasonably estimated.

Based on the most current information available to it and based on its best estimate, the Company also reevaluates at least on a quarterly basis the claims that have arisen to determine whether any new accruals need to be made or whether any accruals made need to be adjusted. Based on the procedures described above, the Company has an aggregate amount of $104 million accrued for potential and current legal proceedings pending as of December 31, 2017, compared to $55 million accrued (without reduction for any related insurance reimbursements) at December 31, 2016. The accruals are included in “Accrued liabilities” and “Other non-current liabilities”. As of December 31, 2017, the Company’s balance related to insurance reimbursements was $61 million and is included in “Other current assets” and “Other non-current assets”.

The Company also estimates the aggregate range of reasonably possible losses in excess of the amount accrued based on currently available information for those cases for which such estimate can be made. The estimated aggregate range requires significant judgment, given the varying stages of the proceedings (including the fact that many of them are currently in preliminary stages), the existence of multiple defendants (including the Company) in such claims whose share of liability has yet to be determined, the numerous yet-unresolved issues in many of the claims, and the attendant uncertainty of the various potential outcomes of such claims. Accordingly, the Company’s estimate will change from time to time, and actual losses may be more than the current estimate. As at December 31, 2017, the Company believes that for all litigation pending its potential aggregate exposure to loss in excess of the amount accrued (without reduction for any amounts that may possibly be recovered under insurance programs) could range between $0 and $277 million. Based upon our past experience with these matters, the Company would expect to receive insurance reimbursement on certain of these claims that would offset the potential maximum exposure of up to $204 million.

In addition, the Company is currently assisting Motorola in the defense of eight personal injury lawsuits due to indemnity obligations included in the agreement that separated Freescale from Motorola in 2004, and is defending one suit related to semiconductor operations that occurred prior to NXP’s separation from Philips. The multi-plaintiff Motorola lawsuits are pending in Cook County, Illinois, and the legacy NXP suit is pending in Santa Fe, New Mexico. These claims allege a link between working in semiconductor manufacturing clean room facilities and birth defects in 51 individuals. The eight Motorola suits allege exposures that occurred between 1965 and 2006. Each suit seeks an unspecified amount of damages in compensation for the alleged injuries; however, legal counsel representing the plaintiffs has indicated they will seek substantial compensatory and punitive damages from Motorola for the entire inventory of claims which, if proven and recovered, the Company considers to be material. In the Motorola suits, a portion of any indemnity due to Motorola will be reimbursed to NXP if Motorola receives an indemnification payment from its insurance coverage. Motorola has potential insurance coverage for many of the years indicated above, but with differing types and levels of coverage, self-insurance retention amounts and deductibles. We are in discussions with Motorola and their insurers regarding the availability of applicable insurance coverage for each of the individual cases. Motorola and NXP have denied liability for these alleged injuries based on numerous defenses.

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

As of December 31, 2017, we have recorded $89 million for environmental remediation costs, which are primarily included in other non-current liabilities in the accompanying Consolidated Balance Sheet. This amount represents the undiscounted future cash flows of our estimated share of costs incurred in environmental cleanup sites without considering recovery of costs from any other party or insurer, since in most cases potentially responsible parties other than us may exist and be held responsible.

18 Stockholders’ Equity

The share capital of the Company as of December 31, 2017 and 2016 consists of 1,076,257,500 authorized shares, including 430,503,000 authorized shares of common stock, and 645,754,500 authorized but unissued shares of preferred stock.

At December 31, 2017, the Company has issued and paid up 346,002,862 shares (2016: 346,002,862 shares) of common stock each having a par value of €0.20 or a nominal stock capital of €69 million.

Share-based awards

The Company has granted share-based awards to the members of our board of directors, management team, our other executives, selected other key employees/talents of NXP and selected new hires to receive the Company’s shares in the future. See note 9, “Share-based Compensation”.

Treasury shares

Share repurchases since the announcement of the potential acquisition by Qualcomm solely relate to employee equity transactions. In connection with the Company’s share repurchase programs, which originally commenced in 2011, and which were extended effective August 1, 2013 and February 6, 2014, and in accordance with the Company’s policy to provide share-based awards from its treasury share inventory, shares which have been repurchased and are held in treasury for delivery upon exercise of options and under restricted and performance share programs, are accounted for as a reduction of stockholders’ equity. Treasury shares are recorded at cost, representing the market price on the acquisition date. When issued, shares are removed from treasury shares on a first-in, first-out (FIFO) basis.

Differences between the cost and the proceeds received when treasury shares are reissued, are recorded in capital in excess of par value. Deficiencies in excess of net gains arising from previous treasury share issuances are charged to retained earnings.

The following transactions took place resulting from employee option and share plans:

	2017	2016	2015
Total shares in treasury at beginning of year	10,609,980	3,998,982	19,171,454
Total cost	915	342	1,219
Shares acquired under repurchase program	2,522,589	15,537,868	5,336,310
Average price in $ per share	113.36	82.36	88.93
Amount paid	286	1,280	475
Shares delivered	10,054,099	8,926,870	5,008,782
Average price in $ per share	85.42	79.25	62.30
Amount received	233	115	51
Shares issued for the business combination	—	—	15,500,000
Total shares in treasury at end of year	3,078,470	10,609,980	3,998,982
Total cost	342	915	342

19 Accumulated Other Comprehensive Income (Loss)

Total comprehensive income (loss) represents net income (loss) plus the results of certain equity changes not reflected in the Consolidated Statements of Operations. The after-tax components of accumulated other comprehensive income (loss) and their corresponding changes are shown below:

	Net investment hedge	Currency translation differences	Change in fair value cash flow hedges	Net actuarial gain/ (losses)	Unrealized gains/losses available-for sale securities	Accumulated Other Comprehensive Income (loss)
As of December 31, 2015	(521)	758	(2)	(54)	—	181
Reclassification	521	(521)				—
Other comprehensive income (loss) before reclassifications	—	(124)	—	(22)	6	(140)
Amounts reclassified out of accumulated other comprehensive income (loss)	—	—	(1)	—	—	(1)
Tax effects	—	—	1	(5)	(2)	(6)

Other comprehensive income (loss)	—	(124)	—	(27)	4	(147)

As of December 31, 2016	—	113	(2)	(81)	4	34
Other comprehensive income (loss) before reclassifications		156	29	(20)	(3)	162
Amounts reclassified out of accumulated other comprehensive income (loss)		—	(15)	—	(6)	(21)
Tax effects		—	(4)	4	2	2

Other comprehensive income (loss)		156	10	(16)	(7)	143

As of December 31, 2017	—	269	8	(97)	(3)	177

20 Related-party Transactions

The Company’s related parties are the members of the board of directors of NXP Semiconductors N.V., the members of the management team of NXP Semiconductors N.V., equity-accounted investees and Qualcomm Incorporated. As of the divestment of the SP business on February 6, 2017, the newly formed Nexperia has become a related party.

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

The following table presents the amounts related to revenue and other income and purchase of goods and services incurred in transactions with these related parties:

	2017	2016	2015
Revenue and other income	130	59	8
Purchase of goods and services	144	116	85

The following table presents the amounts related to receivable and payable balances with these related parties:

	2017	2016
Receivables	54	13
Payables	77	29

As part of the divestment of the SP business, we entered into a lease commitment to Nexperia in the amount of $41 million and committed $50 million to an investment fund affiliated with Nexperia’s owners.

21 Fair Value of Financial Assets and Liabilities

The following table summarizes the estimated fair value and carrying amount of our financial instruments measured on a recurring basis:

			December 31, 2017		December 31, 2016
	Fair value hierarchy		Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Assets:
Notes hedges	3	1)	301	301	258	258
Other financial assets	2		29	29	40	40
Derivative instruments-assets	2		10	10	3	3
Liabilities:
Short-term debt	2		(2)	(2)	(15)	(15)
Short-term debt (bonds)	2		(749)	(755)	(406)	(406)
Long-term debt (bonds)	2		(4,728)	(4,879)	(7,752)	(8,011)
2019 Cash Convertible Senior Notes	2		(1,059)	(1,418)	(1,014)	(1,310)
Other long-term debt	2		(27)	(27)	(1)	(1)
Notes Embedded Conversion Derivative	3	1)	(301)	(301)	(258)	(258)
Derivative instruments-liabilities	2		—	—	(6)	(6)

1)	During the fourth quarter of 2016, the Notes hedges and the Notes Embedded Conversion Derivative were transferred from level 2 to level 3 of the fair value hierarchy.

The following methods and assumptions were used to estimate the fair value of financial instruments:

Other financial assets and derivatives

For other financial assets and derivatives the fair value is based upon significant other observable inputs depending on the nature of the other financial asset and derivative.

Notes hedges and Notes Embedded Conversion Derivative

At December 31, 2017, the Notes hedges and the Notes Embedded Conversion Derivative are measured at fair value using level 3 inputs. The instruments are not actively traded and are valued at the measurement date using an option pricing model that uses observable inputs for the share price of NXP’s common stock, risk-free interest rate, dividend yield and the term, in combination with a significant unobservable input for volatility. Volatility has historically been determined by a hypothetical market place. During the second quarter of 2017, an adjustment was made to this factor where we utilized the hypothetical marketplace and also considered the implied volatility in actively traded call options with a similar term. The volatility factor utilized at December 31, 2017 was 29% and at December 31, 2016 the volatility factor utilized was 37%. The change in the fair value of the Notes hedges and Notes Embedded Conversion Derivative was solely the gain and loss, respectively for each instrument that was recognized.

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

23 Segments and Geographical Information

Prior to February 6, 2017, NXP was organized into two reportable segments, High Performance Mixed Signal (“HPMS”) and Standard Products (“SP”). As of February 6, 2017, the SP reportable segment was divested and HPMS remains as the sole reportable segment. Corporate and Other represents the remaining portion to reconcile to the Consolidated Financial Statements. Effective with the Merger, the operations of Freescale were primarily incorporated into the HPMS reportable segment.

Our HPMS business segment delivers high performance mixed signal solutions to our customers to satisfy their system and sub-systems needs across eight application areas: automotive, identification, mobile, consumer, computing, wireless infrastructure, lighting and industrial, and software solutions for mobile phones. Our SP business segment offered standard products for use across many application markets, as well as application-specific standard products predominantly used in application areas such as mobile handsets, computing, consumer and automotive. The segments each include revenue from the sale and licensing of intellectual property related to that segment.

Because the Company meets the criteria for aggregation set forth under ASC 280 “Segment Reporting”, and the operating segments have similar economic characteristics, the Company aggregates the results of operations of the Automotive, Secure Identification Solutions, Secure Connected Devices and Secure Interfaces and Infrastructure operating segments into one reportable segment, HPMS, and prior to February 6, 2017, the Standard Products and General Purpose Logic operating segments into another reportable segment, SP.

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

Detailed information by segment for the years 2017, 2016 and 2015 is presented in the following tables.

Revenue	2017	2016	2015
HPMS	8,745	8,086	4,720
SP	118	1,220	1,241
Corporate and Other (1)	393	192	140

	9,256	9,498	6,101

Operating income (loss)	2017	2016	2015
HPMS	656	(302)	1,885
SP	31	268	264
Corporate and Other (1)	1,415	(116)	(134)

	2,102	(150)	2,015

(1)	Corporate and Other is not a reporting segment under ASC 280 “Segment Reporting”. Corporate and Other includes revenue related to manufacturing operations, unallocated expenses not related to any specific business segment and corporate restructuring charges. The gain on the sale of the divestment of SP business is included in the operating income of Corporate and Other.

Goodwill assigned to segments	Cost at January 1, 2017	Acquisitions	Transfer to asset held for sale	Translation differences and other changes	Cost at December 31, 2017
HPMS	8,728	—	—	22	8,750
SP	32	—	—	(32)	—
Corporate and Other (1)	269	—	—	1	270

	9,029	—	—	(9)	9,020

See note 3 for further information regarding the acquisition of Freescale.

	Accumulated impairment at January 1, 2017	Translation differences and other changes	Accumulated impairment at December 31, 2017
HPMS	(154)	—	(154)
SP	(32)	32	—
Corporate and Other (1)	—	—	—

	(186)	32	(154)

(1)	Corporate and Other is not a reporting segment under ASC 280 “Segment Reporting”.

Geographical Information

	Revenue (1)			Property, plant and equipment, net
	2017	2016	2015	2017	2016	2015
China	3,640	3,882	3,135	281	251	360
Netherlands	304	285	177	198	183	161
United States	922	906	415	770	922	1,115
Singapore	1,082	984	526	211	166	186
Germany	570	623	392	57	52	98
Japan	750	550	316	—	1	2
South Korea	356	369	268	—	—	1
Malaysia	103	231	41	369	378	473
Other countries	1,529	1,668	831	409	399	526

	9,256	9,498	6,101	2,295	2,352	2,922

(1)	Revenue attributed to geographic areas is based on the customer’s shipped-to location (except for intellectual property license revenue which is attributable to the Netherlands).

24 Subsequent Events

NXP Semiconductors N.V. through its subsidiaries NXP B.V. and NXP Funding LLC, delivered notice on March 2, 2018 to the holders of its 5.75% Senior Notes due 2023 (the “Notes”) that on April 2, 2018, it fully redeemed the $500 million of outstanding principle amount of the Notes, as permitted under Article 3 of the indenture dated February 14, 2013 and paragraph 5 of the Notes. The funds for this redemption coming from available surplus cash.

Additionally, on March 9, 2018, NXP Semiconductors N.V. through its subsidiaries NXP B.V. and NXP Funding LLC, delivered notice to the holders of its 3.75% Senior Notes due 2018 (the “Notes”) that on April 9, 2018, it fully redeemed the $750 million of the outstanding aggregate principal amount of the Notes, as permitted under Article 3 of the indenture dated February 14, 2013 and paragraph 5 of the Notes. The funds for this redemption coming from available surplus cash.

On March 27, 2018, NXP Semiconductors N.V. through its subsidiary NXP B.V., has entered into a definitive agreement to sell its 40% equity interest of Suzhou ASEN Semiconductors Co., Ltd. to J&R Holding Limited. The closing of this transaction is expected in the second quarter of 2018, subject to customary regulatory approvals.