Form 20-F
period 2018-12-31
NXP Semiconductors N.V.
filed 2019-03-01
CIK 1413447

As filed with the Securities and Exchange Commission on March 1, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Class	Outstanding at December 31, 2018
Ordinary shares, par value EUR 0.20 per share	328,702,719 shares

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     ☒   Yes     ☐   No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).     ☒   Yes     ☐   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

This Annual Report on Form 20-F for the fiscal year ended December 31, 2018 (the “Annual Report”) contains forward-looking statements that contain risks and uncertainties. Our actual results may differ significantly from future results as a result of factors such as those set forth in Part I. Item 3.D. Risk Factors and Part I, Item 5.G. Safe Harbor.

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

A glossary of abbreviations and technical terms used in this Annual Report is set forth on page 76.

This Annual Report includes market data and certain other statistical information and estimates that are based on reports and other publications from industry analysts, market research firms, and other independent sources, as well as management’s own good faith estimates and analyses. NXP believes these third-party reports to be reputable, but has not independently verified the underlying data sources, methodologies or assumptions. The reports and other publications referenced are generally available to the public and were not commissioned by NXP. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances reflected in this information.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

On December 6, 2018, NXP B.V., together with NXP Funding LLC, issued $1 billion of 4.875% Senior Unsecured Notes due March 1, 2024, $500 million of 5.350% Senior Unsecured Notes due March 1, 2026 and $500 million of 5.550% Senior Unsecured Notes due December 1, 2028. NXP used a portion of the net proceeds from the offering of these notes to repay the Bridge Loan, as described below. NXP intends to use the remaining proceeds for general corporate purposes, which may include the repurchase of additional shares of its stock.

On September 19, 2018, NXP B.V., together with NXP Funding LLC, entered into a $1 billion senior unsecured bridge term credit facility agreement under which an aggregate principal amount of $1 billion of term loans (the “Bridge Loan”) was borrowed. The Bridge Loan was to mature on September 18, 2019 and the interest at a LIBOR rate plus an applicable margin of 1.5 percent. NXP used the net proceeds of the Bridge Loan for general corporate purposes as well as to finance a portion of its announced equity buy-back program. On December 6, 2018, the Bridge Loan was repaid in full, as described above.

On September 10, 2018, NXP announced the initiation of a Quarterly Dividend Program under which the Company will pay a regular quarterly cash dividend. Accordingly, interim dividends of $0.25 per ordinary share were paid on October 5, 2018 and January 7, 2019.

On July 26, 2018, NXP received notice from Qualcomm Incorporated (“Qualcomm”) that Qualcomm had terminated, effective immediately, the purchase agreement between NXP and an affiliate of Qualcomm following the inability to obtain the required approval for the transaction from the State Administration for Market Regulation (SAMR) of the People’s Republic of China prior to the end date stipulated by the parties under the purchase agreement.

On July 26, 2018, NXP received $2 billion in termination compensation per the terms of the purchase agreement. Effective July 26, 2018, the board of directors of NXP, as authorized by its annual general meeting of shareholders (the “AGM”), authorized the repurchase of $5 billion of the Company’s stock. In October 2018, the board of directors of NXP authorized the additional repurchase of shares up to a maximum of 20% (approximately 69 million shares) of the number of shares issued. As of year-end 2018, NXP repurchased 54.4 million shares, for a total of approximately $5 billion, of which a number of 17,300,143 shares has been cancelled, and as of year-end, NXP has a number of 292.8 million shares outstanding.

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

On July 26, 2018, we received $2 billion termination compensation from Qualcomm per the terms of the purchase contract.

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

	As of and for the years ended December 31,
($ in millions unless otherwise stated)	2018	2017(1)	2016	2015	2014
Consolidated Statements of Operations:
Revenue(2)	9,407	9,256	9,498	6,101	5,647
Gross profit(3)	4,851	4,619	4,069	2,787	2,640
Total operating expenses(4)	(4,142)	(4,092)	(4,228)	(2,035)	(1,601)
Other income (expense)(5)	2,001	1,575	9	1,263	10
Operating income (loss)	2,710	2,102	(150)	2,015	1,049
Financial income (expense)	(335)	(366)	(453)	(529)	(410)
Net income (loss) attributable to stockholders	2,208	2,215	200	1,526	539

Earnings per share data:
Net income per common share attributable to stockholders in $
● Basic	6.78	6.54	0.59	6.36	2.27
● Diluted	6.72	6.41	0.58	6.10	2.17
Weighted average number of shares of common stock outstanding during the year (in thousands)
● Basic	325,781	338,646	338,477	239,764	237,954
● Diluted	328,606	345,802	347,607	250,116	248,609
Cash dividends declared per share(6)	0.50	-	-	-	-
Cash dividends declared per share in EUR(6)	0.43	-	-	-	-

Consolidated balance sheet data(7):
Cash and cash equivalents	2,789	3,547	1,894	1,614	1,185
Total assets	21,530	24,049	24,898	26,354	6,850
Net assets	10,690	13,716	11,156	11,803	801
Working capital(8)	2,947	4,077	3,386	2,820	1,340
Total debt(9), (10)	7,354	6,565	9,187	9,212	3,956
Total stockholders’ equity	10,505	13,527	10,935	11,515	538
Common stock	67	71	71	68	51

Other operating data:
Capital expenditures	(611)	(552)	(389)	(341)	(329)
Depreciation and amortization(11)	1,987	2,173	2,205	517	405

Consolidated statements of cash flows data:
Net cash provided by (used for):
Operating activities	4,369	2,447	2,303	1,330	1,468
Investing activities	(522)	2,072	(627)	(430)	(387)
Financing activities(12)	(4,597)	(2,886)	(1,392)	(449)	(554)
Net cash provided by (used for) continuing operations	(750)	1,633	284	451	527

(1)	Reflects the results of the SP business up to the February 6, 2017 divestment.
(2)	Under the modified retrospective method, revenue amounts before January 1, 2018 have not been adjusted for the impact of adopting ASC 606.
(3)	Gross profit in 2016 includes a charge of $448 million (2015: $149 million), resulting from the purchase accounting effect on the inventory acquired from Freescale.
(4)

Total operating expenses in 2016 include charges related to the acquisition of Freescale as follows - $1,430 million for the amortization of acquisition-related intangibles, which includes an impairment charge of $89 million relative to In-process research and development (IPR&D) that was acquired from Freescale, and $53 million of merger and integration related costs. In 2015, total operating expenses include charges related to the acquisition of Freescale as follows - $226 million in restructuring charges, $105 million for the amortization of acquisition-related intangibles, $49 million of share-based compensation charges related to employees terminated as a result of the Merger and $42 million of merger related costs.

(5)

Other income (expense) in 2018 includes the termination compensation received from Qualcomm ($2 billion). Other income (expense) in 2017 includes the recognition of the gain on the sale of our SP business ($1,597 million). Other income (expense) in 2015 includes the recognition of the gains from the sale of our Bipolar business on November 9, 2015 and the sale of our RF Power business on December 7, 2015. See the section on Other Significant Transactions in Part I, Item 4. B. Business Overview.

(6)	Reflects the interim dividends declared on September 11, 2018 and November 29, 2018. The interim dividend declared on November 29, 2018 was paid on January 7, 2019.

(7)	Consolidated balance sheet data as of 2015 includes the impact of purchase accounting on the assets acquired and liabilities assumed in connection with our acquisition of Freescale.
(8)	Working capital is calculated as current assets less current liabilities (excluding short-term debt).
(9)

On December 6, 2018, NXP entered into 3 new senior unsecured notes, which are due in 2024 ($1 billion), 2026 ($500 million) and 2028 ($500 million). NXP used the net proceeds for general corporate purposes as well as the repayment of the $1 billion senior unsecured bridge term credit facility agreement (the “Bridge Loan”), which was entered into on September 19, 2018 for general corporate purposes as well as to finance parts of the announced equity buy-back program. In April 2018, NXP fully repaid the $750 million senior unsecured notes on the due date. In addition, NXP fully repaid the $500 million senior unsecured notes due in 2023. In February 2017, NXP repaid all term loans, including Term Loan B (defined below), with the funds from the proceeds of the divestment of the SP business. Additionally, $500 million was repaid on the 2021 unsecured senior notes in March 2017. On December 7, 2015, in connection with the Merger, NXP entered into a $2.7 billion secured term loan (“Term Loan B”). Proceeds from Term Loan B, among others, were used to (i) pay the cash consideration in connection with the Merger, (ii) effect the repayment of certain amounts under Freescale’s outstanding credit facility and (iii) pay certain transaction costs.

(10)	As adjusted for our cash and cash equivalents our net debt was calculated as follows:

($ in millions)	2018	2017	2016	2015	2014
Long-term debt	6,247	5,814	8,766	8,656	3,936
Short-term debt	1,107	751	421	556	20
Total debt	7,354	6,565	9,187	9,212	3,956
Less: cash and cash equivalents	(2,789)	(3,547)	(1,894)	(1,614)	(1,185)
Net debt	4,565	3,018	7,293	7,598	2,771

Net debt is a non-GAAP financial measure. See “Use of Certain Non-GAAP Financial Measures” under Part I, 5.A. Operating Results.

(11)

Depreciation and amortization includes the effect of purchase accounting related to acquisitions in certain years. The effect of purchase accounting in depreciation and amortization was $1,535 million in 2018, $1,741 million in 2017, $1,782 million (which includes an impairment charge of $89 million relative to IPR&D that was acquired from Freescale) in 2016, $252 million in 2015 and $164 million in 2014.

(12)	Financing activities includes the repurchases of NXP common stock in 2018 ($5,006 million) and the distribution of cash dividends ($74 million).

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

The table below shows the average noon buying rates for U.S. dollars per euro for the five years ended December 31, 2018. The averages set forth in the table below have been computed using the noon buying rate on the next to last business day of each fiscal month during the periods indicated.

	Year ended December 31,
	2018	2017	2016	2015	2014
Average $ per €	1.1794	1.1310	1.1065	1.1150	1.3297

The following table shows the high and low noon buying rates for U.S. dollars per euro for each of the six months in the six-month period ended February 22, 2019:

Month	High	Low
	($ per €)
2018
August	1.1720	1.1332
September	1.1773	1.1566
October	1.1594	1.1332
November	1.1459	1.1281
December	1.1456	1.1300
2019
January	1.1524	1.1322

On February 22, 2019, the noon buying rate was $1.1342 per €1.00.

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

In 2008 and 2009, Europe, the United States and international markets experienced increased volatility and instability. In 2015, volatility and instability in financial markets continued following renewed investor concerns related to the economic situation in parts of the world, a decline in the growth rate of the Chinese economy, increased hostilities in the Middle East, and other world events. These, or other events, could further adversely affect the economies of the European Union, the United States and those of other countries and may exacerbate the cyclicality of our business. Among other factors, we face risks attendant to unfavorable changes related to interest rates, rates of economic growth, fiscal, monetary and trade policies of governments, tax rates and policy and changes in demand for end-user products and changes in interest rates.

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

Goodwill and other identifiable intangible assets are recorded at fair value on the date of an acquisition. As a result of our acquisition of Freescale in 2015, we recognized goodwill of $7.4 billion and intangible assets of $8.5 billion. We review our goodwill and other intangible assets balance for impairment upon any indication of a potential impairment, and in the case of goodwill, at a minimum of once a year. Impairment may result from, among other things, a sustained decrease in share price, deterioration in performance, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of or affect the products and services we sell, challenges to the validity of certain registered intellectual property, reduced sales of certain products incorporating intellectual property and a variety of other factors. The amount of any quantified impairment must be expensed immediately as a charge to results of operations. Depending on future circumstances, it is possible that we may never realize the full value of our intangible assets. Any future determination of impairment of goodwill or other identifiable intangible assets could have a material adverse effect on our financial position, results of operations and stockholders’ equity.

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

In addition, the business environment is also subject to many economic and political uncertainties, including the following international business risks:

•

negative economic developments in economies around the world and the instability of governments and international trade arrangements, such as the expected withdrawal of the United Kingdom from the European Union, the sovereign debt crisis in certain European countries and the increase of barriers to international trade, such as the recent imposition of tariffs on imports by the United States;

•

social and political instability in a number of countries around the world, including continued hostilities and civil unrest in the Middle East. The instability may have a negative effect on our business, financial condition and operations via our customers and volatility in energy prices and the financial markets;

•	potential terrorist attacks;
•	epidemics and pandemics, which may adversely affect our workforce, as well as our local suppliers and customers, in particular in Asia;
•	adverse changes in governmental policies, especially those affecting trade and investment;
•	our customers or other groups of stakeholders might impose requirements that are more stringent than the laws in the countries in which we are active;
•	volatility in foreign currency exchange rates, in particular with respect to the U.S. dollar, and transfer restrictions, in particular in China; and
•	threats that our operations or property could be subject to nationalization and expropriation.

No assurance can be given that we have been or will be at all times in complete compliance with the laws and regulations to which we are subject or that we have obtained or will obtain the permits and other authorizations or licenses that we need. If we violate or fail to comply with laws, regulations, permits and other authorizations or licenses, we could be fined or otherwise sanctioned by regulators. Furthermore, if one or more of our customers are sanctioned by regulators for non-compliance with laws and regulations, we could experience a decrease in demand for our products. In this case, or if any of the international business risks were to materialize or become worse, they could have a material adverse effect on our business, financial condition and results of operations.

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

We have, from time to time, experienced attempted cyber-attacks of varying degrees to obtain access to our computer systems and networks. To date, none have resulted in any material adverse impact to our business or operations. Such incidents, whether or not successful, could result in the misappropriation of our proprietary information and technology, the compromise of personal and confidential information of our employees, customers or suppliers or interrupt our business. In the current environment, there are numerous and evolving risks to cybersecurity and privacy, including criminal hackers, state-sponsored intrusions, industrial espionage, employee malfeasance, and human or technological error. Computer hackers and others routinely attempt to breach the security of technology products, services, and systems, and those of customers, suppliers, and some of those attempts may be successful. Such breaches could result in, for example, unauthorized access to, disclosure, modification, misuse, loss, or destruction of our, our customer, or other third party data or systems, theft of sensitive or confidential data including personal information and intellectual property, system disruptions, and denial of service. In the event of such breaches, we, our customers or other third parties could be exposed to potential liability, litigation, and regulatory action, as well as the loss of existing or potential customers, damage to our reputation, and other financial loss. In addition, the cost and operational consequences of responding to breaches and implementing remediation measures could be significant. As these threats continue to develop and grow, we have been adapting the security measures and we continue to increase the amount we allocate to implement, maintain and/or update security systems to protect data and infrastructure. As a global enterprise, we could also be impacted by existing and proposed laws and regulations, as well as government policies and practices related to cybersecurity, privacy and data protection. Additionally, cyber-attacks or other catastrophic events resulting in disruptions to or failures in power, information technology, communication systems or other critical infrastructure could result in interruptions or delays to us, our customers, or other third party operations or services, financial loss, potential liability, and damage our reputation and affect our relationships with our customers and suppliers.

In addition, we may be subject to theft, loss, or misuse of personal data about our employees, customers, or other third parties, which could increase our expenses, damage our reputation, or result in legal or regulatory proceedings. The theft, loss, or misuse of personal data collected, used, stored, or transferred by us to run our business could result in significantly increased business and security costs or costs related to defending legal claims. Global privacy legislation, enforcement, and policy activity in this area are rapidly expanding and creating a complex regulatory compliance environment. Costs to comply with and implement these privacy-related and data protection measures could be significant. In addition, even our inadvertent failure to comply with federal, state, or international privacy-related or data protection laws and regulations could result in proceedings against us by governmental entities or others.

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

From time to time, we may rely on strategic partnerships, joint ventures and alliances for manufacturing and research and development. However, we often do not control these partnerships and joint ventures, and actions taken by any of our partners or the termination of these partnerships or joint ventures could adversely affect our business.

As part of our strategy, we have historically entered into a number of long-term strategic partnerships with other leading industry participants, and may do so again in the future. For example, we have entered into a joint venture with Taiwan Semiconductor Manufacturing Company Limited (“TSMC”) called Systems on Silicon Manufacturing Company Pte. Ltd. (“SSMC”). See Part I, Item 4.A. History and Development of the Company - Other Significant Transactions.

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

Between 2008 and 2011, we executed a redesign program and, in 2013 we executed a restructuring initiative designed to improve operational efficiency and to competitively position the company for sustainable growth. In 2015, we began a restructuring initiative to prepare for and implement the integration of Freescale into our existing businesses. We plan to continue to restructure and make changes to parts of the processes in our organization. Furthermore, if the global economy remains volatile or if the global economy reenters a recession, our revenues could decline, and we may be forced to take additional cost savings steps that could result in additional charges and materially affect our business. The costs of implementing any restructurings, changes or cost savings steps may differ from our estimates and any negative impacts on our revenues or otherwise of such restructurings, changes or steps, such as situations in which customer satisfaction is negatively impacted, may be larger than originally estimated.

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

We sponsor defined benefit pension plans in a number of countries and a significant number of our employees are covered by our defined benefit pension plans. As of December 31, 2018, we had recognized a net accrued benefit liability of $416 million, representing the unfunded benefit obligations of our defined pension plans. The funding status and the liabilities and costs of maintaining these defined benefit pension plans may be impacted by financial market developments. For example, the accounting for such plans requires determining discount rates, expected rates of compensation and expected returns on plan assets, and any changes in these variables can have a significant impact on the projected benefit obligations and net periodic pension costs. Negative performance of the financial markets could also have a material impact on funding requirements and net periodic pension costs. Our defined benefit pension plans may also be subject to demographic trends. Accordingly, our costs to meet pension liabilities going forward may be significantly higher than they are today, which could have a material adverse impact on our financial condition.

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

Recent examples include the Organization for Economic Co-operation and Development’s recommendations on base erosion and profit shifting, the European Commission’s Anti-Tax Avoidance Directive, the Corporate Tax Package released in October 2016 which includes a Common Consolidated Corporate Tax Base, the Tax Cuts and Jobs Act enacted by the United States in 2017 and the changes in the Dutch corporate income tax law enacted in 2018. These initiatives include recommendations and proposals that, if enacted in countries in which we and our affiliates do business, could adversely affect us and our affiliates.

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

Additionally, in December of 2017, the United States enacted a budget reconciliation act amending the Internal Revenue Code of 1986 (the “Tax Cuts and Jobs Act”) and, in 2018, the U.S. Treasury Department issued regulations to clarify certain provisions of the Tax Cuts and Jobs Act. The Tax Cuts and Jobs Act contains provisions affecting the tax treatment of both U.S. companies (such as certain of our subsidiaries) and non-U.S. companies that could materially affect us. The Tax Cuts and Jobs Act includes provisions that reduce the U.S. corporate tax rate, impose a base erosion minimum tax on income of a U.S. corporation determined without regard to certain otherwise deductible payments made to certain foreign affiliates, impose a global intangible low-income tax on foreign earnings made by U.S. corporations’ foreign subsidiaries, and impose a one-time transition tax on certain historic earnings and profits of U.S.-owned foreign subsidiaries. The Tax Cuts and Jobs Act also includes provisions that provide a deduction for certain foreign-derived intangible income. The U.S. Treasury Department has issued temporary and proposed regulations providing guidance on the application of many of the provisions of the Tax Cuts and Jobs Act. However, there may continue to be a substantial delay before all such regulations are promulgated and/or finalized, increasing the uncertainty as to the ultimate effect of the statutory amendments on us. It is also possible that there will be technical corrections legislation proposed with respect to the Tax Cuts and Jobs Act, the effect of which cannot be predicted. For further information regarding the impact of the Tax Cuts and Jobs Act on us, please see Part I, Item 5.A. Operating Results.

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

The stock market in recent years has experienced significant price and volume fluctuations that have often been unrelated to the operating performance of companies. The market price for our common stock has varied between a high of $125.71 on February 22, 2018 and a low of $67.71 on December 24, 2018 in the twelve-month period ending on December 31, 2018. The market price of our common stock is likely to continue to be volatile and subject to significant price and volume fluctuations for many reasons, including in response to the risks described in this section, changes in our dividend or share repurchase policies, or for reasons unrelated to our operations, such as reports by industry analysts, investor perceptions or negative announcements by our customers, competitors, peer companies or suppliers regarding their own performance, or announcements by our competitors of significant contracts, strategic partnerships, joint ventures, joint marketing relationships or capital commitments, the passage of legislation or other regulatory developments affecting us or our industry, as well as industry conditions and general financial, economic and political instability. In the past, following periods of market volatility, shareholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

We may have fluctuations in the amount and frequency of our stock repurchases.

The amount, timing, and execution of our stock repurchases may fluctuate based on our priorities for the use of cash for other purposes—such as investing in our business, including operational spending, capital spending, and acquisitions, and returning cash to our stockholders as dividend payments—and because of changes in cash flows, tax laws, and the market price of our common stock.

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

In the future, we may issue additional shares of common stock in connection with acquisitions and other investments. The amount of our common stock issued in connection with any such transaction could constitute a material portion of our then outstanding common stock.

There can be no assurance that we will continue to declare cash dividends.

Our board of directors has adopted a dividend policy pursuant to which we currently pay a cash dividend on our ordinary shares on a quarterly basis. The declaration and payment of any dividend is subject to the approval of our board and our dividend may be discontinued or reduced at any time. There can be no assurance that we will declare cash dividends in the future in any particular amounts, or at all.

Future dividends, if any, and their timing and amount, may be affected by, among other factors: management’s views on potential future capital requirements for strategic transactions, including acquisitions; earnings levels; contractual restrictions; cash position and overall financial condition; and changes to our business model. The payment of cash dividends is restricted by applicable law, contractual restrictions and our corporate structure.

Our actual operating results may differ significantly from our guidance.

From time to time, we release guidance regarding our future performance that represents our management’s estimates as of the date of release. This guidance, which consists of forward-looking statements, is prepared by our management and is qualified by, and subject to, the assumptions and the other information contained or referred to in such release and the factors described under “Forward-Looking Statements”. Our guidance is not prepared with a view toward compliance with published guidelines of the American Institute of Certified Public Accountants, and neither our independent registered public accounting firm nor any other independent expert or outside party compiles, reviews or examines the guidance and, accordingly, no such person expresses any opinion or any other form of assurance with respect thereto.

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

We are a foreign private issuer. As a result, in accordance with the listing requirements of the Nasdaq Global Select Market (“Nasdaq”) we rely on home country governance requirements and certain exemptions thereunder rather than relying on the corporate governance requirements of Nasdaq. For an overview of our corporate governance principles, see Part II, Item 16.G. Corporate Governance, including the section describing the differences between the corporate governance requirements applicable to common stock listed on Nasdaq and the Dutch corporate governance requirements. Accordingly, you may not have the same protections afforded to stockholders of companies that are not foreign private issuers.

Risks related to our indebtedness

Our debt obligations expose us to risks that could adversely affect our financial condition, which could adversely affect our results of operations.

As of December 31, 2018, we had outstanding indebtedness with an aggregate principal amount of $7,400 million. Our substantial indebtedness could have a material adverse effect on our business by:

•	increasing our vulnerability to adverse economic, industry or competitive developments;
•

requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;

•

exposing us to the risk of increased interest rates in the event we have borrowings under our $600 million revolving credit facility agreement (the “RCF Agreement”) because loans under the RCF Agreement bear interest at a variable rate;

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

Item 4.Information on the Company

A. History and Development of the Company

Corporate Information

Our legal name is NXP Semiconductors N.V. and our commercial name is “NXP” or “NXP Semiconductors”.

We are incorporated in the Netherlands as a Dutch public company with limited liability (naamloze vennootschap).

On August 5, 2010, we made an initial public offering of 34 million shares of our common stock and listed our common stock on Nasdaq.

We are a holding company (the “holding” company) whose only material assets are the direct ownership of 100% of the shares of NXP B.V., a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid).

Our corporate seat is in Eindhoven, the Netherlands. Our principal executive office is at High Tech Campus 60, 5656 AG Eindhoven, the Netherlands, and our telephone number is +31 40 2729999. Our registered agent in the United States is NXP USA, Inc., 6501 William Cannon Dr. West, Austin, Texas 78735, United States of America, phone number +1 512 9338214.

Business Combinations

On October 27, 2016, NXP entered into a purchase agreement (the “purchase agreement”) with Qualcomm River Holdings B.V. (“Buyer”), a wholly-owned, indirect subsidiary of QUALCOMM Incorporated (“Qualcomm”). Pursuant to the purchase agreement, Buyer commenced a tender offer to acquire all of the issued and outstanding common shares of NXP for $110 per share in cash, for estimated total cash consideration of $38 billion. On February 20, 2018, NXP entered into an amendment (the “purchase agreement amendment”) to the purchase agreement with Buyer. Pursuant to the purchase agreement amendment, Buyer agreed to revise the terms of its tender offer to acquire all of the issued and outstanding common shares of NXP and increase the offer price from $110 per share to $127.50 per share, for estimated total cash consideration of $44 billion. On April 19, 2018, NXP and Buyer further amended the purchase agreement to extend the date that either Buyer or NXP would have the right to terminate the purchase agreement to July 25, 2018, subject to the terms of the purchase agreement.

On July 26, 2018, NXP received notice from Qualcomm that it had terminated, effective immediately, the purchase agreement, as amended, between NXP and Buyer following the inability to obtain the required approval for the transaction from the State Administration for Market Regulation (SAMR) of the People’s Republic of China prior to the end date stipulated by the parties under the purchase agreement. On July 26, 2018, NXP received $2 billion termination compensation per the terms of the purchase agreement.

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

Other Significant Transactions

On July 10, 2018, NXP completed the sale of its 40% equity interest of Suzhou ASEN Semiconductors Co., Ltd. to J&R Holding Limited, receiving $127 million in cash proceeds.

In June 2018, NXP completed the sale of 24% of its equity interest in WeEn to Tianjin Ruixin Semiconductor Industry Investment Centre LLP, receiving $32 million in cash proceeds. At December 31, 2018, due to the intended sale of the remaining interest in WeEn, NXP transferred the remaining holding to other current assets.

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

See Part I, Item 5.B Liquidity and Capital Resources for a discussion of our principal capital expenditures.

B. Business Overview

Semiconductor Market Overview

Semiconductors perform a broad variety of functions within electronic products and systems, including processing data, sensing, storing information and converting or controlling electronic signals. Semiconductors vary significantly depending upon the specific function or application of the end product in which the semiconductor is used and the customer who is deploying it. Semiconductors also vary on a number of technical characteristics including the degree of integration, level of customization, programmability and the process technology utilized to manufacture the semiconductor. Advances in semiconductor technology have increased the functionality and performance of semiconductors, improving their features and power consumption characteristics while reducing their size and cost. These advances have resulted in growth of semiconductors and electronic content across a diverse array of products. The semiconductor market totaled $469 billion in 2018.

Our Company

We are a global semiconductor company and a long-standing supplier in the industry, with over 50 years of innovation and operating history. For the year ended December 31, 2018, we generated revenue of $9,407 million, compared to $9,256 million for the year ended December 31, 2017.

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

Effective January 1, 2019, NXP removed the reference to HPMS in its organizational structure in acknowledgment of the one reportable segment representing the entity as a whole. In addition, as of January 1, 2019, the Company will report its revenue across the following four end-markets – Automotive; Industrial & IoT; Mobile; and Communications Infrastructure & Other and no longer through the four business lines that are discussed below.

Markets, applications and products

HPMS products consist of highly differentiated application-specific semiconductors and system solutions. We believe the HPMS market is an attractive market due to the growth in excess of the overall semiconductor market, the high barriers to entry, the loyalty of the customer base, the relative pricing stability and lower long-term capital intensity.

SP products consisted primarily of discrete semiconductor devices that could be incorporated in many different types of electronics equipment, were typically sold to a wide variety of customers, and was divested on February 6, 2017.

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

The below table provides an overview of the key applications per each business line, the leading market positions and our key customers.

	Automotive	Secure Identification Solutions	Secure Connected Devices	Secure Interfaces and Infrastructure
Key applications	• Car access & immobilizers • In vehicle networking • Car entertainment • ADAS • Telematics • ABS • Transmission/ throttle control • Automotive Lighting • Gateways • Battery Management • Sensors	• Secure identity • Tagging	• Secure transactions • Smartphone • Tablet • Personal computer • Smart buildings • White goods & home appliances • Medical/Personal Healthcare • Industrial/ IoT • Consumer/TV/Set top box	• Wireless base stations • Networking • Satellite & CATV infra • Radar • Power supplies • Lighting • Smartphone • Personal computer • Pachinko machines

Selected market leading positions

•   #1 in Automotive semiconductors

•   #1 Can/LIN/ Flex Ray in-vehicle networking

•   #1 passive keyless entry/ immobilizers

•   #1 automotive applications processors•   #1 car radio

•   #1 Chassis & Safety

•   #2 Powertrain

•   #2 automotive MCU

•   #2 audio amplifiers

		• #1 e-Government • #1 Transport & Access management • #2 Banking	• #1 NFC/Secure Element • #3 I broad based MCU	• #1 in RF Power • #2 in communication processors

Key OEM and electronic manufacturing services (EMS) end customers	• Autoliv • Bosch • Continental • Delphi • Denso • Fujitsu Ten • Lear • TRW • Valeo • Visteon	• Avery Dennison • Bundesdruckerei • China Vision Microelectronic • Chutian Dragon • Eastcompeace • Gemalto • Giesecke • HID • Linxens • Smartrac	• Amazon • Apple • BBK • Bosch • Huawei • LG • Reliance • Samsung • Visteon • ZLG Electronics	• Apple • Arris • Cisco • Ericsson • Huawei • Fujitsu • NEC • Nokia • Samsung • ZTE

The table above provides a list of our key OEM, ODM and electronic manufacturing services end customers in alphabetical order, based on 2018 revenue, of which some of whom are supplied by distributors. Key distributors across these applications are Arrow, Avnet, Edom, Nexty, Vitec and WPG.

Seasonal trends

Historically, our net revenue has typically been higher in the second half of the year than in the first half of the year.

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

Semiconductor content per vehicle continues to increase due to government regulation for improved safety and emissions, the standardization of higher-end options across a greater number of vehicle classes as well as consumer demand for greater fuel efficiency, advanced safety and multimedia applications. Automotive safety features are evolving from passive safety systems to active safety systems with ADAS such as radar, vision, vehicle-to-vehicle and vehicle-to-infrastructure (V2X) systems. We believe regulatory actions and consumer demand in both the developed and emerging markets should drive the increase in applications such as ADAS, electric and hybrid powertrains, vehicle gateway and secure connectivity, electronic safety, as well as stability control. Semiconductor content per vehicle is also increasing to address applications such as engine management, fuel economy improvement, driver comfort, convenience and user interface. In addition, with the increase in overall semiconductor content in modern automobiles, the demand for secure in-vehicle networking continues to increase as various subsystems communicate within the automobile and with external devices and networks. Data integrity and security hardware features for safeguarding memory, communication and system data are also increasing in importance.

As a result of the Merger with Freescale, NXP became the largest semiconductor supplier to the automotive industry with strong positions in Car Entertainment, In-Vehicle Networking, Secure Car Access, Chassis & Safety and Powertrain. The combined portfolio is highly complementary, enabling NXP to address a broader scope of complete and complex solutions for our automotive partners. We continue to invest in growth areas including the evolution of the Secure Connected Car, ADAS, electrification of powertrains and other safety and comfort applications.

In Car Entertainment, we are the market leader with the broadest portfolio of products addressing both audio and visual head-end unit applications. Our leadership in audio processing for mid-to-high-end car radio is driven by excellent reception performance as well as high-levels of integration of terrestrial, satellite and digital multi-band tuners. Within the low-end and after-market car radio, our leadership is a result of highly integrated, single-chip radio solutions that offer our customers ease of implementation and lower total cost of ownership. In digital reception, we have developed multi-standard radios based on our software-defined radio implementation. In addition, we provide class-AB and class-D audio amplifiers and power analog products for car entertainment. Our i.MX applications processors, which are developed and brought to market by our Microcontroller and Processor teams, are highly integrated ARM-based application processors with integrated audio, video and graphics capability.

In the In-vehicle Networking market, we are the market leader, having played a defining role in setting in-vehicle networking standards including the CAN, LIN, FlexRay and more recently the two-wire automotive Ethernet standard. We are a leading supplier to major OEMs and continue to drive new system concepts, such as partial networking for enhanced energy efficiency. To strengthen our Ethernet position, in 2018 NXP acquired OmniPHY, a supplier of Gbit automotive Ethernet and SerDes IP.

In the Secure Car Access market, we are the market leader in two-way secure entry products, and have pioneered the development of next generation passive keyless entry/start with our customers. As a result of our R&D innovations we are a key supplier to almost all major automobile manufacturers for secure car access products.

In the Chassis & Safety domain, we offer a broad range of sensors and microcontrollers. Our inertial sensors enable vehicle stability control and airbag crash detection while our pressure sensors are well-positioned for continued growth in tire pressure monitoring, occupancy detection and engine control.

For Powertrains, we offer microcontroller and precision analog components which provide the intelligence needed for engine management systems that reduce emissions and improve fuel efficiency. In December 2013, we announced a joint venture with Datang Telecom, targeting the China domestic hybrid and electrical car market. This joint venture became active in April 2014.

For the electrification of vehicles, we have introduced a portfolio of battery cell controllers suitable for a wide range of automotive battery management systems, designed to deliver industry leading measurement accuracy and scalable, coherent functional safety mechanism up to ASIL-D. The new Battery Cell Controllers combined with NXP’s comprehensive portfolio of world-class automotive microcontrollers, power management system basis chips and communication transceivers are a perfect solution for car makers to electrify their entire fleet across 12V, 48V, Plug-in Hybrid and electrical vehicles.

In ADAS, we are developing solutions for Radar, Vision and Secure V2X , including high-performance microcontrollers as well as precision analog radio frontends. In 2013, we made a strategic investment in Cohda Wireless, an equipment vendor in the Intelligent Transport Systems (ITS) market with whom we co-operate for V2X solutions. In December 2013, we also announced the intended sale of our Telematics Module business to Telit Communications which closed in March 2014.

We employ both proprietary in-house processes with automotive-grade, high-voltage, RF and non-volatile capabilities as well as advanced submicron foundry processes. We also deploy specialty IP such as leading edge security IP developed by our Secure Identification Solutions business, to enhance our automotive solutions. We design our products to be compliant with all key global relevant automotive quality standards (such as ISO/TS16949, AEC-Q-100 and VDA6.3).

For the full year 2018, we had High Performance Mixed Signal revenue of $3,953 million in automotive applications, compared to $3,762 million in 2017, which represents a 5.1% year over year increase. According to Strategy Analytics, the total market for automotive semiconductors was $37.6 billion in 2017, and projects it will grow at a compounded annual growth rate of 7.5% between 2017 and 2021.

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

In the banking sector NXP is one of the leading suppliers in the contact, contactless and dual-interface bank card market. We have innovated and deployed “multi-application” banking solutions which support a combination of payment, transit and access solutions all leveraging a single physical bank card. In the transit and access market, NXP’s MIFARE products are ubiquitous throughout the world, having been deployed in over 750 cities, facilitating the mass transit requirements of over one billion people per day. Additionally our transit and access products are deployed in application such as employee identification for facility access and security. We are also focused on deploying our technology into new emerging market applications such as interactive gaming, theme-park attendee management and supply chain and inventory product management to support high velocity supply chain management. In the eGovernment sector, NXP is a market leader providing solutions for chip-based cross-border passports, drivers-licenses, health cards and other government sponsored identification documents. We have also worked with emerging market government agencies to facilitate government sponsored identity cards which also serve as payment platforms helping the mass-population of under-banked.

For the full year 2018, we had High Performance Mixed Signal revenue of $554 million in SIS, compared to $523 million in 2017, which represents a 5.9% year over year increase. According to ABI Research, the market size for secure identification ICs was $3.3 billion in 2017, and is expected to grow at a compounded annual rate of 1% to $3.4 billion in 2021.

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

The SCD business has a broad portfolio of products which we believe enables NXP to successfully compete and deliver all aspects of semiconductor-based technologies for connected devices including microcontrollers, secure mobile transactions solutions and various connectivity solutions.

Post-Merger, we are one of the largest supplier of broad based microcontrollers. We differentiate ourselves versus our competitors with a broad portfolio of products addressing different processing power, connectivity standards, peripherals and security levels depending on customers evolving requirements.

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

Our i.MX family of processors are designed in conjunction with a broad suite of additional products including power management solutions, audio codecs, touch sensors and accelerometers to provide full systems solutions across a wide range of operating systems and applications. Our i.MX 8 family of applications processors is a feature and performance scalable multi-core platform that includes single, dual and quad-core families based on the Arm Cortex architecture for advanced graphics, imaging, machine vision, audio, voice, video, and safety-critical applications. Together, these products provide a family of applications processors featuring software, power and pin compatibility across single, dual and quad core implementations. Software support includes Linux and Android implementations.

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

Our personal healthcare revenue is generated in different segments. First, we have our hearing instrument and hearable products, which leverage our ultra-low power DSP, NVM, magnetic induction and 2.4GHz audio streaming radio technology. Second, we co-develop and manufacture custom medical imaging sensors for selected customers. Finally, we offer single chip solutions for monitoring patients’ therapy compliance.

Our overall High Performance Mixed Signal revenue in the SCD business was $2,723 million in 2018, compared to $2,587 million in 2017, which represents a 5.3% year over year increase. The worldwide market for Microcontrollers 32-bit was $9.0 billion in 2017, and we expect a compounded annual growth rate of 6.0% between 2017 and 2021.

Our leadership in secure/smartcard Microcontrollers and our position in the non-secure Microcontrollers outside Automotive creates a strong position in broad based Microcontrollers.

Secure Interfaces and Infrastructure (SI&I). Our SI&I businesses consist of: Digital Networking Processors, Secure Interface and System Management Products, High-performance RF Power-Amplifiers (HPRF) and Smart Antenna solutions.

NXP is a significant participant in the communications infrastructure market. Our communications processors are programmable semiconductors that perform tasks related to control and management of digital data, as well as network interfaces. They are designed to handle tasks related to data transmission between nodes within a network, the manipulation of that data upon arrival at its destination and protocol conversion. Our product portfolio includes 32-bit and 64-bit offerings ranging from a single core to 28- and 45-nanometer multicore QorIQ communications processors. Wireless-infrastructure processors combine communication processors with DSP functionality and specific wireless acceleration technology. Our portfolio of secure wireless-infrastructure processors targets small cells and macro base stations. These products perform baseband processing and support multiple cellular-network air-interfaces such as 5G, LTE-Advanced, TD-LTE, LTE, HSPA+, TD-SCDMA, and CDMA2000K. Used by leading OEMs worldwide, our broad portfolio of wireless-infrastructure and communications processors satisfies wireless infrastructure requirements.

We are a major supplier in interface, power, authentication and high-performance analog products. Our products address many interface and power standards and we serve various applications across the mobile, computing, industrial, consumer and automotive markets. We have broad product portfolios including I2 C/PC, GPIO, LED controllers, real-time clocks, signal and load switches, signal integrity products, wired and wireless charging solutions, DC-DC, AC-DC converters and authentication products. We generate our revenue by selling products to a very broad customer base, which we serve through our distribution channel. We have successfully engaged with leading OEMs to drive custom and semi-custom products which in turn allow us to refine and accelerate our innovation and product roadmaps. We are engaged in development activities and standard setting initiatives with many of the innovation leaders in each of these markets.

Key growth drivers will be the adoption of fast wired USB-C and fast Qi wireless charging in mobile applications. Our value proposition is to provide differentiating and complete NXP end-to-end fast-charging solutions, for both wired and wireless charging. In AC-DC conversion application, we are a market leader in resonant power conversion below 300W. Our differentiation is based on our high-voltage power process technologies and engineering capabilities in designing high-efficiency power conversion products. In the computing market, we have industry-leading linear redriver products for 10-20Gbps signal integrity applications. In the audio market, we are a market leader in smart phones, as well as hearing instruments and hearables. We add value by combining low-power IC design and audio enhancement software for our customers. Our extensive I2C and GPIO portfolios serve very fragmented market segments, generating long-lived revenue with long-tail customers of varied applications. NXP is co-author to I3C and will lead in I3C product innovation.

Combined with NXP processors and complete with differentiating software, our analog, interface and power solutions provide customers with differentiating and complete solutions in focused IOT verticals, such as smart home and Industry 4.0.

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

We also have a business offering Smart Antenna solutions focused on high-performance RF amplifiers. This business utilizes RF technologies optimized for various applications in the smartphone, consumer, industrial and infrastructure markets.

Our overall revenue in these businesses was $1,792 million in 2018 versus $1,873 million in 2017, which represents a decrease of 4.3% year over year.

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

We primarily focus our internal and joint venture wafer manufacturing operations on running proprietary specialty process technologies that enable us to differentiate our products on key performance features, and we generally outsource wafer manufacturing in process technologies that are available at third-party wafer foundries when it is economical to do so. In addition, we increasingly focus our in-house manufacturing on our competitive 8-inch wafer facilities, which predominantly run manufacturing processes in the 140 nanometer, 180 nanometer and 250 nanometer process nodes, and have concentrated the majority of our manufacturing base in Asia. This focus increases our return on invested capital and reduces capital expenditures.

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

The following table shows selected key information with respect to our major front-end and back-end facilities:

Site	Ownership	Wafer sizes used	Line widths used (vm)	Technology/Products
			(Microns)
Front-end
Singapore(1)	61.2%	8”	0.14-0.25	CMOS
Nijmegen, the Netherlands	100%	8”	0.14-0.80	CMOS, BiCMOS, LDMOS
Oak Hill, Austin, US	100%	8”	0.25	CMOS, BiCMOS, Sensors, LDMOS, HDTMOS, PowerCMOS
Chandler, US	100%	8”	0.25-0.50	CMOS, eNVM, PowerCMOS
Austin Technology and Manufacturing Center, US	100%	8”	0.09-0.18	CMOS, eNVM, PowerCMOS, Advanced CMOS, SoC

Back-end(2)
Kaohsiung, Taiwan	100%	—	—	NFC, Automotive Car-access, Micro-controllers
Bangkok, Thailand	100%	—	—	Automotive In-Vehicle Networking and Sensors, Banking and e-Passport modules, Standard Logic
Kuala Lumpur, Malaysia	100%	—	—	Micro-processors, Micro-controllers, Power Management, Analog and Mixed Signal, RF devices
Tianjin, China	100%	—	—	Micro-controllers, Analog and Sensors

(1)	Joint venture with TSMC; we are entitled to 60% of the joint venture’s annual capacity.
(2)	On July 10, 2018, NXP completed the sale of its 40% equity interest of Suzhou ASEN Semiconductors Co., a back-end manufacturing joint venture with ASE in Suzhou, China.

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

Sales, Marketing and Customers

We market our products and solutions worldwide to a variety of OEMs, ODMs, contract manufacturers and distributors. We generate demand for our products by delivering HPMS solutions to our customers, and supporting their system design-in activities by providing application architecture expertise and local field application engineering support.

Our sales and marketing teams are organized into five regions, which are EMEA (Europe, the Middle East and Africa), the Americas, Japan, South Korea and Greater China (including Asia Pacific). These sales regions are responsible for managing customer relationships and creating demand for our solutions through the full ecosystem development, including our distributors and at our large number of mass market customers.

Our sales and marketing strategy focuses on key defined verticals in Automotive, Mobile, Industrial and IoT and Communication Infrastructure, deepening our relationship with our top OEMs and electronic manufacturing service customers, expanding our reach to our mass market customers, startups and our distribution partners and becoming their preferred supplier, which we believe assists us in reducing sales volatility in challenging markets. We have long-standing customer relationships with most of our customers. Our 10 largest OEM end customers, some of whom are supplied by distributors, in alphabetical order, are Apple, Aptiv, Bosch, Continental, Denso, Ericsson, Huawei, LG, Samsung and Visteon. We also have a strong position with our distribution partners being a top three semiconductor supplier (other than microprocessors and memory ICs) through distribution worldwide. Our 3 largest distribution partners are Arrow, Avnet and Nexty.

Our revenue is primarily the sum of our direct sales to OEMs plus our distributors’ resale of NXP products. Avnet accounted for 14% of our revenue in 2018, 15% in 2017 and 13% in 2016. Arrow accounted for 10% of our revenue in 2018 and less than 10% of our revenue in 2017 and 2016. No other distributor accounted for greater than 10% of our revenue. With 11% of total revenue, Continental was the only OEM for which we had direct sales to that accounted for more than 10% of revenue in 2018 and 2017. In 2016, this percentage was below 10%.

See note 22 “Segments and Geographical Information” to the Consolidated Financial Statements for a breakdown of total revenue by segment and geographic market for the last three financial years.

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

Our key competitors in alphabetical order include Analog Devices Inc., Broadcom, Infineon, Intel, Marvell, Maxim Integrated Products, Microchip, Renesas, Power Integrations, Silicon Laboratories, STMicroelectronics and Texas Instruments.

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

C. Organizational Structure

A list of our significant subsidiaries, including name, country of incorporation or residence and proportion of ownership interest and, if different, by proportion of voting power is provided as “Exhibit 21.1” under Part III, Item 19. Exhibits and is incorporated herein by reference.

CORPORATE STRUCTURE

The following chart reflects our corporate structure as of December 31, 2018.

(1)	As of December 31, 2018, we had $1,150 million aggregate principal amount of 2019 Cash Convertible Senior Notes outstanding.
(2)	As of December 31, 2018, no borrowings were outstanding under the RCF Agreement.
(3)	As of December 31, 2018, we had $6,250 million aggregate principal amount of unsecured notes outstanding.
(4)

This list of material subsidiaries includes the subsidiaries that are guarantors of our outstanding unsecured notes. Other subsidiaries provide a guarantee under certain of our other outstanding indebtedness. See Part I, Item 5.B. Liquidity and Capital Resources, under the captions 2018 Financing Activities, 2017 Financing Activities and 2016 Financing Activities.

D. Property, Plant and Equipment

NXP uses 97 sites in 30 countries with 11.0 million square feet of total owned and leased building space of which 9.7 million square feet is owned property.

The following table sets out our principal real property holdings as of December 31, 2018:

Location	Use	Owned/leased	Building space (square feet)
Eindhoven, the Netherlands	Headquarters	Leased	163,188
Nijmegen, the Netherlands	Manufacturing	Owned	1,515,550
Singapore (SSMC) *	Manufacturing	Owned	971,936
Bangkok, Thailand	Manufacturing	Owned	547,882
Kaohsiung, Taiwan	Manufacturing	Owned	636,400
Tianjin, China	Manufacturing	Owned	447,624
Kuala Lumpur, Malaysia	Manufacturing	Owned	828,858
Chandler, United States	Manufacturing	Owned	1,173,196
Austin (Oak Hill), United States	Manufacturing	Owned	1,511,861
Austin (Ed Bluestein), United States	Manufacturing	Owned	1,158,731

*	Joint venture between TSMC and NXP.

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

For the annual impairment assessment in 2018, we determined that for each of our reporting units, it was more likely than not that the fair value of the reporting units exceeded the carrying value. During the fourth quarter of each of the prior two fiscal years, we have completed our annual impairment assessments and concluded that goodwill was not impaired in any of these years.

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

The assumptions and estimates used to determine future values and remaining useful lives of our intangible and other long-lived assets are complex and subjective. They can be affected by various factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our forecasts for specific product lines. In 2018, we had no impairments. In 2017, we recognized impairment charges of $23 million, of which $16 million (2016: $89 million) relative to IPR&D that was acquired from Freescale.

Revenue recognition

The Company recognizes revenue under the core principle to depict the transfer of control to customers in an amount reflecting the consideration the Company expects to be entitled. In order to achieve that core principle, the Company applies the following five step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied.

The vast majority of the Company’s revenue is derived from the sale of semiconductor products to distributors, Original Equipment Manufacturers (“OEMs”) and similar customers. In determining the transaction price, the Company evaluates whether the price is subject to refund or adjustment to determine the consideration to which the Company expects to be entitled. Variable consideration is estimated and includes the impact of discounts, price protection, product returns and distributor incentive programs. The estimate of variable consideration is dependent on a variety of factors, including contractual terms, analysis of historical data, current economic conditions, industry demand and both the current and forecasted pricing environments. The estimate of variable consideration is not constrained because the Company has extensive experience with these contracts.

Revenue is recognized when control of the product is transferred to the customer (i.e., when the Company’s performance obligation is satisfied), which typically occurs at shipment. In determining whether control has transferred, the Company considers if there is a present right to payment and legal title, and whether risks and rewards of ownership having transferred to the customer.

For sales to distributors, revenue is recognized upon transfer of control to the distributor. For some distributors, contractual arrangements are in place which allow these distributors to return products if certain conditions are met. These conditions generally relate to the time period during which a return is allowed and reflect customary conditions in the particular geographic market. Other return conditions relate to circumstances arising at the end of a product life cycle, when certain distributors are permitted to return products purchased during a pre-defined period after the Company has announced a product’s pending discontinuance. These return rights are a form of variable consideration and are estimated using the most likely method based on historical return rates in order to reduce revenues recognized. However, long notice periods associated with these announcements prevent significant amounts of product from being returned. For sales where return rights exist, the Company has determined, based on historical data, that only a very small percentage of the sales of this type to distributors is actually returned. Repurchase agreements with OEMs or distributors are not entered into by the Company.

Sales to most distributors are made under programs common in the semiconductor industry whereby distributors receive certain price adjustments to meet individual competitive opportunities. These programs may include credits granted to distributors, or allow distributors to return or scrap a limited amount of product in accordance with contractual terms agreed upon with the distributor, or receive price protection credits when our standard published prices are lowered from the price the distributor paid for product still in its inventory. In determining the transaction price, the Company considers the price adjustments from these programs to be variable consideration that reduce the amount of revenue recognized. The Company’s policy is to estimate such price adjustments using the most likely method based on rolling historical experience rates, as well as a prospective view of products and pricing in the distribution channel for distributors who participate in our volume rebate incentive program. We continually monitor the actual claimed allowances against our estimates, and we adjust our estimates as appropriate to reflect trends in pricing environments and inventory levels. The estimates are also adjusted when recent historical data does not represent anticipated future activity. Historically, actual price adjustments for these programs relative to those estimated have not materially differed.

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

Litigation and claims

We are regularly involved as plaintiffs or defendants in claims and litigation related to our past and current business operations. The claims can cover a broad range of topics, including intellectual property, reflecting the Company’s identity as a global manufacturing and technology business. The Company vigorously defends itself against improper claims, including those asserted in litigation. Due to the unpredictable nature of litigation, there can be no assurance that the Company’s accruals will be sufficient to cover the extent of its potential exposure to losses but, historically, legal actions have not had a material adverse effect on the Company’s business, results of operations or financial condition.

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

A. Operating Results

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Results of Operations

The following table presents the composition of operating income for the years ended December 31, 2018 and 2017.

($ in millions, unless otherwise stated)	2018	2017
Revenue	9,407	9,256
% nominal growth	1.6	(2.5)
Gross profit	4,851	4,619
Research and development	(1,700)	(1,554)
Selling, general and administrative (SG&A)	(993)	(1,090)
Amortization of acquisition-related intangible assets	(1,449)	(1,448)
Other income (expense)	2,001	1,575
Operating income (loss)	2,710	2,102

Revenue

The following table presents revenue by segment for the years ended December 31, 2018 and 2017.

	2018		2017
($ in millions, unless otherwise stated)	Revenue	% nominal growth	Revenue	% nominal growth
High Performance Mixed Signal (“HPMS”)	9,022	3.2	8,745	8.1
Standard Products (“SP”)	-	-	118	(90.3)
Corporate and Other	385	(2.0)	393	104.7
Total	9,407	1.6	9,256	(2.5)

Revenue increased by $151 million to $9,407 million in 2018 compared to $9,256 million in 2017, a nominal increase of 1.6%, despite the industry wide slowdown in the fourth quarter of 2018 and the inclusion of one month of revenue of the divested SP business in 2017.

Our HPMS segment reported an increase in revenue of $277 million to $9,022 million in 2018 compared to $8,745 million in 2017, resulting in 3.2% nominal growth. The increase was primarily due to increased demand in Automotive and Secure Connected Devices and to a lesser extent in Secure Identification Solutions, partly offset by lower sales in Secure Interface & Infrastructure due to lower overall market demand.

Revenue for Corporate and Other amounted to $385 million in 2018, compared to $393 million in 2017 and mainly related to our manufacturing operations, including revenue derived from services to Nexperia.

Gross Profit

The following table presents gross profit by segment for the years ended December 31, 2018 and 2017.

	2018		2017
($ in millions, unless otherwise stated)	Gross Profit	% of segment revenue	Gross Profit	% of segment revenue
HPMS	4,822	53.4	4,527	51.8
SP	-	-	45	38.1
Corporate and Other	29	7.5	47	12.0
Total	4,851	51.6	4,619	49.9

Gross profit in 2018 was $4,851 million, or 51.6% of revenue, compared to $4,619 million, or 49.9% of revenue in 2017. The increase of $232 million was primarily driven by incremental revenue generated in 2018 as well as lower depreciation related to the purchase accounting from the Freescale acquisition and partly offset by the divestment of SP.

Our HPMS segment had a gross profit of $4,822 million, or 53.4% of revenue in 2018, compared to $4,527 million, or 51.8% of revenue in 2017. The increase of $295 million was primarily driven by incremental revenue generated in 2018 as well as lower depreciation related to the purchase accounting from the Freescale acquisition.

Operating Expenses

The following table presents operating expenses by segment for the years ended December 31, 2018 and 2017.

	2018		2017
($ in millions, unless otherwise stated)	Operating expenses	% of segment revenue	Operating expenses	% of segment revenue
HPMS	4,014	44.5	3,871	44.3
SP	-	-	14	11.9
Corporate and Other	128	33.2	207	52.7
Total	4,142	44.0	4,092	44.2

The following table below presents the composition of operating expenses by line item in the statement of operations.

($ in millions, unless otherwise stated)	2018	2017
Research and development	1,700	1,554
Selling, general and administrative	993	1,090
Amortization of acquisition-related intangible assets	1,449	1,448
Operating expenses	4,142	4,092

Operating expenses were $4,142 million, or 44.0% of revenue in 2018, compared to $4,092 million, or 44.2% of revenue in 2017, an increase of $50 million. This was the result of higher expenses in R&D, partly offset by lower cost in SG&A due to a continued focus on cost control, lower merger related expenses and the divestment of SP.

In our HPMS segment, operating expenses amounted to $4,014 million, or 44.5% of revenue in 2018, compared to $3,871 million, or 44.3% of revenue in 2017. The increase was primarily the result of higher expenses in R&D.

Operating expenses in Corporate and Other amounted to $128 million, or 33.2% of revenue in 2018, compared to $207 million or 52.7% of revenue in 2017. The decrease in operating expenses was a result of less incurred expenses associated with the terminated proposed acquisition by Qualcomm Incorporated (6 months of merger cost in 2018 compared to a full year of merger cost in 2017).

Restructuring Charges

Total restructuring and restructuring related costs amounted to $6 million in 2018, compared to $1 million in 2017.

Other Income (Expense)

The following table presents other income (expense) for the years ended December 31, 2018 and 2017.

($ in millions, unless otherwise stated)	2018	2017
Other income (expense)	2,001	1,575

Other income (expense) reflects income of $2,001 million for 2018, compared to $1,575 million of income in 2017. Included in 2018 is the break-up fee received from Qualcomm, whereas the 2017 amount included the realized gain of $1,597 million on the sale of the SP business to JAC Capital.

Financial Income (Expense)

($ in millions)	For the years ended December 31,
	2018	2017
Interest income	48	27
Interest expense	(273)	(310)
Foreign exchange rate results	(14)	(30)
Net gain (loss) on extinguishment of debt	(26)	(41)
Other	(70)	(12)
Total	(335)	(366)

Financial income (expense) was an expense of $335 million in 2018, compared to an expense of $366 million in 2017. The change in financial income (expense) is primarily attributable to (i) the decrease in interest expense, net, as a result of repayment of debt in 2018, (ii) a favorable impact of foreign exchange rate results and (iii) lower debt extinguishment cost related to repayment of debt, offset by (a) a one-time charge ($60 million) on certain financial instruments for compensation related to an adjustment event required by the termination of the Qualcomm Purchase Agreement and (b) fees for the Bridge loan.

Benefit (Provision) for Income Taxes

We recorded an income tax expense of $176 million in 2018, which reflects an effective tax rate of 7.4% compared to a benefit of $483 million (27.8%) in 2017. The effective tax rate reflects the impact of tax incentives, a portion of our earnings being taxed in foreign jurisdictions at rates different than the Netherlands statutory tax rate, adjustments of prior years’ income taxes and the mix of income and losses in various jurisdictions. The impact of these items results in offsetting factors that attribute to the change in the effective tax rate between the two periods, with the significant drivers outlined below:

•

The U.S. Tax Cuts and Jobs Act is the primary driver for the change between the two periods as a result of the one-time benefit of $734 million we received in 2017, which only had an impact of an additional income tax benefit of $3 million in 2018.

•

The Netherlands tax incentives increased in 2018 due to the fact that NXP reached an agreement with the Dutch tax authorities relative to the application of the Dutch innovation box regime to the taxable income attributable to the Netherlands. In addition to this, in 2018, NXP received a break-up fee from Qualcomm of $2,000 million which helped drive a higher income before tax in 2018 than in 2017, even though in 2017 NXP had realized a gain of $1,597 million on the divestment of SP business.

•

The adjustments to prior years’ income taxes increased in 2018 as a result of the aforementioned agreement which is effective from January 1, 2017. As such, the Company was able to refine its estimate of the Dutch tax liability, recognizing an additional income tax benefit of $67 million in 2018.

•	The other differences in 2018 relate primarily to a tax benefit on the liquidation of a former investment of $45 million.

On a go-forward basis, cash payments for corporate income taxes that are relative to our on-going operations are expected to remain at $30-35 million per quarter during 2019. Our future cash payments for income taxes will also be impacted by the following non-recurring events, resulting in additional payments of $349 million in total, with $298 million being paid in 2019 and $51 million being paid in 2020.

Results Relating to Equity-accounted Investees

Results relating to equity-accounted investees amounted to a gain of $59 million in 2018, which includes a net gain realized of $51 million resulting from the sale of ASEN in July 2018. In 2017, results relating to equity-accounted investees amounted to a gain of $53 million, including a gain of $31 million resulting from the sale of ASMC in April 2017.

Non-controlling Interests

Non-controlling interests are related to the third-party share in the results of consolidated companies, predominantly SSMC. Their share of non-controlling interests amounted to a profit of $50 million in 2018, compared to a profit of $57 million in 2017.

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

As previously discussed, on February 6, 2017 we divested Standard Products, receiving $2.75 billion in cash proceeds. In relation to the gain that will be realized, the Company currently estimates that we will incur approximately $360 million of capital gains taxes that will come due in increments during 2017-2019. Cash payments for income taxes that are relative to our ongoing operations are expected to remain at $35 to $40 million per quarter during 2018. In relation to the gain we made additional cash payments in 2017 of $270 million. For the period 2018-2019, we currently estimate additional cash payments relative to this gain of $90 million.

In the fourth quarter of 2017, the Company recorded an adjustment to recognize tax expense in the amount of $121 million related to the first three quarters of 2017. The adjustment relates to transfer pricing and purchase accounting. Other than the amount related to goodwill (see note 13), the adjustment did not impact financial statements for the years ended December 31, 2016 or 2015.

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

B. Liquidity and Capital Resources

Liquidity and Capital Resources

We derive our liquidity and capital resources primarily from our cash flows from operations. We continue to generate strong positive operating cash flows. As of December 31, 2018, our cash balance was $2,789 million, a decrease of $758 million compared to December 31, 2017 ($3,547 million). Taking into account the available undrawn amount of the Secured Revolving Credit Facility (the “RCF Agreement”) of $600 million, we had access to $3,389 million of liquidity as of December 31, 2018.

We currently use cash to fund operations, meet working capital requirements, for capital expenditures and for potential common stock repurchases, dividends and strategic investments. Based on past performance and current expectations, we believe that our current available sources of funds (including cash and cash equivalents, RCF Agreement, plus anticipated cash generated from operations) will be adequate to finance our operations, working capital requirements, capital expenditures and potential dividends for at least the next year. Our capital expenditures were $611 million in 2018, compared to $552 million in 2017. On July 26, 2018, subsequent to the termination of the purchase agreement, the board of directors of NXP authorized the repurchase of an additional $5 billion of the Company’s stock. During October 2018, the board of directors of NXP authorized the additional repurchase of approximately 15 million shares. The extended authorization, effective November 1, 2018, is above the completed $5 billion share repurchase program announced on July 26, 2018. As of year-end 2018, NXP repurchased 54.4 million shares, for a total of approximately $5 billion. Under Dutch tax law, the repurchase of a company’s shares by an entity domiciled in the Netherlands results in a taxable event. The tax on the repurchased shares is attributed to the shareholders, with NXP making the payment on the shareholders’ behalf. As such, the tax on the repurchased shares is accounted for within stockholders’ equity.

On November 16, 2018, the Company, as authorized by the June 2018 AGM, cancelled 5% (representing 17,300,143 shares) of the issued number of NXP shares. As a result, the number of issued NXP shares as per November 16, 2018 is 328,702,719 shares.

On September 10, 2018, NXP announced the initiation of a Quarterly Dividend Program under which the Company intends to pay a regular quarterly cash dividend. Accordingly, interim dividends of $0.25 per ordinary share were paid on October 5, 2018 and January 7, 2019.

Our total debt amounted to $7,354 million as of December 31, 2018, an increase of $789 million compared to December 31, 2017 ($6,565 million). On April 2, 2018, we fully redeemed the $500 million of outstanding principal amount of our 5.75% Senior Notes due 2023 using available surplus cash. Additionally, on April 9, 2018, we fully redeemed the $750 million of outstanding principal amount of our 3.75% Senior Notes due 2018 using available surplus cash. On September 19, 2018, we entered into a $1 billion senior unsecured bridge term credit facility agreement under which an aggregate principal amount of $1 billion (the “Bridge Loan”) was borrowed. On December 6, 2018, NXP entered into 3 new senior unsecured notes, which are due in 2024 ($1 billion), 2026 ($500 million) and 2028 ($500 million). A portion of the net proceeds from the December 6, 2018 notes offering was used to repay the $1 billion Bridge Loan in December 2018.

At December 31, 2018, our cash balance was $2,789 million, of which $140 million was held by SSMC, our consolidated joint venture company with TSMC. Under the terms of our joint venture agreement with TSMC, a portion of this cash can be distributed by way of a dividend to us, but 38.8% of the dividend will be paid to our joint venture partner. In 2018, a dividend of $139 million has been declared by SSMC, of which $54 million was distributed to the joint venture partner.

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

Cash Flow from Operating Activities

In 2018 our operating activities provided $4,369 million in cash. This was primarily the result of net income of $2,258 million, adjustments to reconcile the net income of $2,114 million and changes in operating assets and liabilities of ($3) million. Net income includes offsetting non-cash items, such as depreciation and amortization of $1,987 million, share-based compensation of $314 million, amortization of the discount on debt and debt issuance costs of $52 million, a loss on extinguishment of debt of $26 million, results relating to equity-accounted investees of ($54) million and changes in deferred taxes of ($211) million.

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

Cash Flow from Investing Activities

Net cash used for investing activities amounted to $522 million in 2018 and principally consisted of the cash outflows for capital expenditures of $611 million and $50 million for the purchase of identified intangible assets, partly offset by proceeds of $159 million from the sale of businesses (net of cash).

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

Cash Flow from Financing Activities

Net cash used for financing activities was $4,597 million in 2018, $2,886 million in 2017 and $1,392 million in 2016. The cash flows related to financing transactions in 2018, 2017 and 2016 are primarily related to the financing activities described below under the captions 2018 Financing Activities, 2017 Financing Activities and 2016 Financing Activities, respectively.

In addition to the financing activities described below, net cash used for financing activities by year included:

	Year ended December 31,
	2018	2017	2016
Dividends paid to non-controlling interests	(54)	(89)	(126)
Dividends paid to common stockholders	(74)	-	-
Cash proceeds from exercise of stock options	39	233	115
Purchase of treasury shares	(5,006)	(286)	(1,280)
Cash paid for terminated acquisition adjustment event	(60)	-	-
Cash paid on behalf of shareholders for tax on repurchased shares	(142)	-	-
Excess tax benefits from share-based compensation plans	-	-	5

2018 Financing Activities

2024, 2026 and 2028 Senior Unsecured Notes

On December 6, 2018, NXP B.V., together with NXP Funding LLC, issued $1 billion of 4.875% Senior Unsecured Notes due March 1, 2024, $500 million of 5.35% Senior Unsecured Notes due March 1, 2026 and $500 million of 5.55% Senior Unsecured Notes due 2028. NXP used a portion of the net proceeds of the offering of these notes to repay in full the Bridge Loan, as described below. The remaining proceeds will be used for general corporate purposes, which may include the repurchase of additional shares of NXP’s common stock.

2019 Bridge Loan

On September 19, 2018, NXP B.V., together with NXP Funding LLC, entered into a $1 billion senior unsecured bridge term credit facility agreement under which an aggregate principal amount of $1 billion of term loans (the “Bridge Loan”) was borrowed. The Bridge Loan was to mature on September 18, 2019 and the interest at a LIBOR rate plus an applicable margin of 1.5 percent. NXP used the net proceeds of the Bridge Loan for general corporate purposes as well as to finance parts of the announced equity buy-back program. On December 6, 2018, the Bridge Loan was repaid in full, as described above.

2018 Senior Notes

On March 8, 2018, NXP B.V., together with NXP Funding LLC, delivered notice that it would repay to holders of its 3.75% Senior Notes due 2018 (the “2018 Notes”) $750 million of the outstanding aggregate principal amount of the 2018 Notes, which represented all of the outstanding aggregate principal amount of the 2018 Notes. The repayment occurred in April 2018 using available surplus cash.

2023 Senior Notes

On March 2, 2018, NXP B.V., together with NXP Funding LLC, delivered notice that it would repay to holders of its 5.75% Senior Notes due 2023 (the “2023 Notes”) $500 million of the outstanding aggregate principal amount of the 2023 Notes, which represented all of the outstanding aggregate principal amount of the 2023 Notes. The repayment occurred in April 2018 using available surplus cash.

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

Debt Position

Short-term Debt

As of December 31, 2018, our short-term debt amounted to $1,107 million.

As of December 31, 2017, our short-term debt amounted to $751 million.

Long-term Debt

As of December 31, 2018, we had outstanding debt of:

($ in millions)	December 31, 2017	Accrual/release Original Issuance/Debt Discount and Debt Issuance Cost	Debt Exchanges/ Repurchases/ New Borrowings	Other(11)	December 31, 2018
U.S. dollar-denominated 4.125% senior unsecured notes due June 2020(1)	597	1			598
U.S. dollar-denominated 4.125% senior unsecured notes due June 2021 (2)	1,349				1,349
U.S. dollar-denominated 4.625% senior unsecured notes due June 2022 (3)	397	1			398
U.S. dollar-denominated 4.625% senior unsecured notes due June 2023 (4)	894	1			895
U.S. dollar-denominated 3.875% senior unsecured notes due June 2023 (5)	994	1			995
U.S. dollar-denominated 5.75% senior unsecured notes due March 2023 (6)	497	3	(500)		-
U.S. dollar-denominated 4.875% senior unsecured notes due March 2024 (7)	-	(6)	1,000		994
U.S. dollar-denominated 5.35% senior unsecured notes due March 2026 (7)	-	(3)	500		497
U.S. dollar-denominated 5.55% senior unsecured notes due December 2028 (7)	-	(4)	500		496
U.S. dollar-denominated 1.00% cash convertible senior notes due December 2019(8)	1,059	46		(1,105)	-
	5,787	40	1,500	(1,105)	6,222
RCF Agreement (9)	-				-

Other long-term debt (10)	27	-	-	(2)	25
Total long-term debt	5,814	40	1,500	(1,107)	6,247

(1)	On June 9, 2015, we issued $600 million aggregate principal amount of 4.125% Senior Unsecured Notes due 2020.
(2)	On May 23, 2016, and August 1, 2016, we issued $850 million and $500 million, respectively, aggregate principal amount of 4.125% Senior Unsecured Notes due 2021.
(3)	On June 9, 2015, we issued $400 million aggregate principal amount of 4.625% Senior Unsecured Notes due 2022.
(4)	On May 23, 2016, we issued $900 million aggregate principal amount of 4.625% Senior Unsecured Notes due 2023.
(5)	On August 11, 2016, we issued $1,000 million aggregate principal amount of 3.875% Senior Unsecured Notes due 2022.
(6)	On March 15, 2013, we issued $500 million aggregate principal amount of 5.75% Senior Unsecured Notes due 2023. On April 2, 2018, we fully redeemed the $500 million of outstanding principal.
(7)

On December 6, 2018, we issued $1,000 million aggregate principal amount of 4.875% Senior Unsecured Notes due 2024, $500 million aggregate principal amount of 5.35% Senior Unsecured Notes due 2026 and $500 million aggregate principal amount of 5.55% Senior Unsecured Notes due 2028.

(8)	On November 24, 2014, we issued $1,150 million aggregate principal amount of 1.00% Cash Convertible Senior Notes due 2019.
(9)	On December 7, 2015, we entered into a $600 million Revolving Credit Facility agreement due 2020.
(10)	Other long-term debt consists primarily of capital lease obligations.
(11)	Other mainly relates to the reclassification of the current portion of long-term debt and the purchase price accounting step-up of the Freescale Notes.

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

Separately, we sold warrants to the Option Counterparties for $134 million giving them the right to purchase from us, subject to customary anti-dilution adjustments, 11.18 million shares of NXP’s common stock, with an initial strike price of $133.32 per share. The warrants will have a dilutive effect with respect to our common stock to the extent that the market price per share of our common stock exceeds the strike price of the warrants on or prior to the expiration date of the warrants. The warrants expire on various dates starting from March 2, 2020, and will be net share settled. Under the terms of the warrants, each Option Counterparty may adjust certain terms of its warrants upon the announcement, termination or occurrence of certain events. The warrant transactions may also be terminated if the Option Counterparty determines that no such adjustment will produce a commercially reasonable result, and that the relevant event is reasonably likely to occur. Any such adjustment may increase our delivery obligations upon expiration and settlement of the warrants or our obligations upon their cancellation, termination or unwinding, which would be settled using shares of our stock.

C. Research and Development, Patents and Licenses, etc.

Research and Development

We believe that our future success depends on our ability to both improve our existing products and to develop new products for both existing and new markets. We direct our research and development efforts largely to the development of new HPMS semiconductor solutions where we see significant opportunities for growth. We target applications that require stringent overall system and subsystem performance. As new and challenging applications proliferate, we believe that many of these applications will benefit from our solutions. We have assembled a global team of highly skilled semiconductor and embedded software design engineers with expertise in RF, analog, power management, interface, security and digital processing. As of December 31, 2018, we had 8,452 employees in research and development.

To outpace market growth we invest in research and development to extend or create leading market positions, with an emphasis on fast growing sizable market segments, such as automotive advanced driver-assistance systems (ADAS), in-vehicle networks and power management as well as Edge computing to support the successful deployment in the Internet of Things with our cross-over processing technology, but also in emerging markets, such as massive MIMO in RF Power and millimeter wave for 5G. Finally, we invest a few percent of our total research and development expenditures in research activities that develop fundamental new technologies or product categories that could contribute significantly to our company growth in the future.

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

D. Trend Information

NXP Semiconductors enables secure connections and infrastructure for a smarter world, providing solutions that make lives easier, better and safer. Building on our expertise in processing, connectivity and security, we are driving innovation in the areas of autonomous and safe driving, end-to-end security and privacy and smart connected solutions markets. Our innovative solutions are used in a wide range of applications. The automotive industry is seeing a transformational change centered around three megatrends: autonomous driving, safe driving and clean driving. We are responding to those changes by delivering innovative solutions for secure vehicle-to-infrastructure and vehicle-to-vehicle communication, radar, secure car access, car entertainment, in-vehicle networking and battery management solutions. The increasing number of interconnected devices (e.g., cars, smartphones, wearables, TVs, smart speakers, etc.) needing real-time analysis and secure processing is exponentially increasing the amount of processing power needed both on the edge and in the end nodes. They provide fertile new markets for our broad range of microcontrollers, application processors, connectivity and security solutions. Innovation in smartphones and tablets drives demand for our secure interface and power solutions while always-on requirements in secure connected devices further drive demand for our advanced mobile audio, sensing and connectivity solutions. Many electronic payment and government ID services are enabled by our secure identification solutions and with the transition of those services to new form factors in secure connected devices, there is strong market demand for embedded security solutions such as mobile payment, cyber-security and authentication. Next generation networks which deliver increasing demand for data are enabled by our new high-performance RF solutions.

Currently we see the first quarter of 2019 having worse than seasonal revenue trends. Unfortunately, we do not have any unique insights to forecast the duration or depth of the slowdown but with most third-party economists continuing to forecast global GDP at just under a 3 percent range, you would have to believe, the second half of 2019 will be stronger than the first half.

Overall, we believe that we are strategically positioned to capture rapid growth in emerging markets through our strong position in Greater China (China, Hong Kong and Taiwan), which represented 39% of our revenue in 2018, compared to 41% of our revenue in 2017, and in Asia Pacific, which represented 29% of our revenue in 2018, compared to 27% of our revenue in 2017.

Please also refer to Item 5.A. Operating Results of this Annual Report on Form 20-F for further discussion of trend information.

E. Off-balance Sheet Arrangements

As of December 31, 2018, we had no material off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Presented below is a summary of our contractual obligations as of December 31, 2018.

($ in millions)	Total	2019	2020	2021	2022	2023	2024 and thereafter
Long-term and short-term debt (1)	7,400	1,150	600	1,350	1,400	900	2,000
Capital lease obligations	27	2	1	1	2	2	19
Operating leases	156	43	35	24	13	11	30
Interest on the notes (2)	1,328	281	270	230	193	124	230
Long-term purchase contracts	333	230	71	18	3	1	10
Total contractual cash obligations (2)(3)(4)	9,244	1,706	977	1,623	1,611	1,038	2,289

(1)	The amounts noted herein represent contractual payments of principal only.
(2)	The cash interest on the notes was determined on the basis of contractual agreed interest rates for other debt instruments.
(3)

As of December 31, 2018, we had reserves of $179 million recorded for uncertain tax positions, including interest and penalties. We are not including this amount in the long-term contractual obligations table presented because of the difficulty in making reasonably reliable estimates of the timing of cash settlements, if any, with the respective taxing authorities.

(4)

Certain of these obligations are denominated in currencies other than U.S. dollars, and have been translated from foreign currencies into U.S. dollars based on an aggregate average rate of $1.1794 per €1.00, in effect at December 31, 2018. As a result, the actual payments will vary based on any change in exchange rate.

Our debt instruments had accrued interest of $31 million as of December 31, 2018 (December 31, 2017: $35 million).

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

We sponsor pension plans in many countries in accordance with legal requirements, customs and the local situation in the countries involved. These are defined-benefit pension plans, defined contribution pension plans and multi-employer plans. Contributions to funded pension plans are made as necessary, to provide sufficient assets to meet future benefits payable to plan participants. These contributions are determined by various factors, including funded status, legal and tax considerations and local customs. The expected cash outflows in 2019 and subsequent years are uncertain and may change as a consequence of statutory funding requirements as well as changes in actual versus currently assumed discount rates, estimations of compensation increases and returns on pension plan assets.

G. Safe Harbor

This Annual Report includes forward-looking statements. When used in this Annual Report, the words “anticipate”, “believe”, “estimate”, “forecast”, “expect”, “intend”, “plan” and “project” and similar expressions, as they relate to us, our management or third parties, identify forward-looking statements. Forward-looking statements include statements regarding our business strategy, financial condition, results of operations and market data, as well as any other statements that are not historical facts. These statements reflect beliefs of our management, as well as assumptions made by our management and information currently available to us. Although we believe that these beliefs and assumptions are reasonable, these statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf and include, in addition to those listed under Part I, Item 3.D. Risk Factors and elsewhere in this Annual Report, the following:

•	market demand and semiconductor industry conditions;
•	our ability to successfully introduce new technologies and products;
•	the demand for the goods into which our products are incorporated;
•	trade disputes between the U.S. and China, potential increase of barriers to international trade and resulting disruptions to our established supply chains;
•

our ability to generate sufficient cash, raise sufficient capital or refinance our debt at or before maturity to meet both our debt service and research and development and capital investment requirements;

•	our ability to accurately estimate demand and match our production capacity accordingly or obtain supplies from third-party producers;
•	our access to production from third-party outsourcing partners, and any events that might affect their business or our relationship with them;
•	our ability to secure adequate and timely supply of equipment and materials from suppliers;
•	our ability to avoid operational problems and product defects and, if such issues were to arise, to rectify them quickly;
•	our ability to form strategic partnerships and joint ventures and successfully cooperate with our alliance partners;
•	our ability to win competitive bid selection processes;
•	our ability to develop products for use in our customers’ equipment and products;
•	our ability to successfully hire and retain key management and senior product engineers; and
•	our ability to maintain good relationships with our suppliers.

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

A. Directors and Senior Management

The following description sets forth certain information about management and management-related matters. We have a one-tier board structure.

Board of Directors

Set forth below are the names, ages and positions as of December 31, 2018, of the persons who serve as members of our board of directors.

Name	Age	Position
Richard L. Clemmer	67	Executive director and chief executive officer
Sir Peter Bonfield	74	Non-executive director and chairman of the board
Johannes P. Huth	58	Non-executive director and vice-chairman of the board
Kenneth A. Goldman	69	Non-executive director
Josef Kaeser	61	Non-executive director
Eric Meurice	62	Non-executive director
Peter Smitham	76	Non-executive director
Julie Southern	59	Non-executive director
Gregory L. Summe	62	Non-executive director

•

Richard L. Clemmer (1951, American). Mr. Clemmer became executive director, president and chief executive officer on January 1, 2009. Prior to that, from December 2007, Mr. Clemmer was a member of the supervisory board of NXP B.V. and a senior advisor of Kohlberg Kravis Roberts & Co. Prior to joining NXP, he was the President and CEO of Agere Systems, served as Chairman of u-Nav Microelectronics Corporation, and was executive vice president and chief financial officer at Quantum Corporation. Prior to that, Mr. Clemmer worked for Texas Instruments Incorporated as senior vice president and semiconductor group chief financial officer. Mr. Clemmer also serves on the boards of NCR Corporation and RMG Technologies Inc., a private start-up focused on network security.

•

Sir Peter Bonfield CBE FREng (1944, British). Sir Peter has been appointed a non-executive director and the chairman of our board of directors in August 2010. Prior to that, Sir Peter was the chairman of the supervisory board of NXP B.V. from September 29, 2006. Sir Peter served as chief executive officer and chairman of the executive committee for British Telecom plc from 1996 to 2002 and prior to that was chairman and chief executive officer of ICL plc (now Fujitsu Services Holdings Ltd.). Sir Peter also worked in the semiconductor industry during his tenure as a divisional director at Texas Instruments Incorporated, for whom he held a variety of senior management positions around the world. Sir Peter currently holds a non-executive directorship at Taiwan Semiconductor Manufacturing Company Limited. Sir Peter is Chair of Council and Senior Pro-Chancellor at Loughborough University, Board Director at East West Institute USA and Board Mentor at CMi in Belgium. He is also Advisor to Longreach LLP in Hong Kong, Alix Partners UK LLP in London and The Hampton Group in London.

•

Johannes P. Huth (1960, German). Mr. Huth has been appointed a non-executive director and vice-chairman of our board of directors in August 2010. Prior to that, Mr. Huth was a member and chairman of our supervisory board and a member and vice-chairman of NXP B.V.’s supervisory board from September 29, 2006. Mr. Huth joined Kohlberg Kravis Roberts & Co. LLP in May 1999 and is a Member of KKR and Head of KKR’s operations in Europe, the Middle East and Africa. He is also a member of the Firm’s senior management and several of the Firm’s Investment Committees. Prior to joining KKR, he was a member of the Management Committee of Investcorp and jointly responsible for Investcorp’s operations in Europe. From 1986 to 1991, he worked at Salomon Brothers, where he was a Vice President in the Mergers and Acquisitions departments in London and New York. Mr. Huth currently is also the chairman of Henslodt GmbH and a member of the Supervisory Board of GEG German Estate Group AG and member of the Board of SoftwareOne AG. He is Vice-Chair of the Board of Trustees of the Design Museum, trustee of the Staedel Museum in Frankfurt, trustee of The Education Endowment Foundation, and a member of the Global Advisory Board of the University of Chicago Booth School of Business. He is a Visiting Fellow of Oxford University and a Fellow of the Royal Society of Arts and member of the Conseil d’Administration of Les Arts Decoratifs in Paris. He earned a BSc with Highest Honors from the London School of Economics and an MBA from the University of Chicago.

•

Kenneth A. Goldman (1949, American). Mr. Goldman has been appointed a non-executive director of our board of directors effective August 6, 2010. Mr. Goldman is former chief financial officer of Yahoo!, Inc. Prior to October 2012, Mr. Goldman served as senior vice president, finance and administration, and chief financial officer of Fortinet, Inc, a provider of unified threat management solutions, from September 2007 to September 2012. From November 2006 to August 2007, Mr. Goldman served as executive vice president and chief financial officer of Dexterra, Inc. From August 2000 until March 2006, Mr. Goldman served as senior vice president, finance and administration, and chief financial officer of Siebel Systems, Inc., and from December 1999 to December 2003, Mr. Goldman served on the Financial Accounting Standards Board’s primary advisory group. Mr. Goldman currently serves on the board of directors of TriNet Group, Inc., GoPro, Inc., RingCentral, Inc., Zuora, Inc., and several private companies. Mr. Goldman also is a member of the Sustainability Accounting Standards Board (SASB) Foundation, and in 2015 was appointed to a three-year term on the Standards Advisory Group which advises the PCAOB. Mr. Goldman was a member of board of trustees of Cornell University from 2005 to 2013 and was designated as Emeritus Trustee. He was formerly a member of the Treasury Advisory Committee on the Auditing Profession, a public committee that made recommendations in September 2008 to encourage a more sustainable auditing profession. Mr. Goldman holds a B.S. in Electrical Engineering from Cornell University and an M.B.A. from the Harvard Business School.

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

•

Eric Meurice (1956, French). Mr. Meurice has been appointed a non-executive director of the board of directors effective April 1, 2014. Mr. Meurice was the CEO and Chairman of the management board of ASML Holding NV, a leading provider of manufacturing equipment and technology to the semiconductor industry from 2004 to 2013. Under his watch, ASML became the largest Lithography vendor in the world, leading to a significant equity investment and funding commitment by its customers. Before joining ASML, he was Executive Vice President of Thomson Television, where he completed the merger of his division with TCL Corporation, one of the largest Chinese consumer electronics companies. Before 2001, he served as head of Dell Computers’ Western, Eastern Europe and EMEA emerging market businesses. He gained extensive technology experience in the semiconductor industry between 1984 and 1994, first at Intel, in the micro-controller group, and then at ITT Semiconductors, a provider then of digital video and audio DSP integrated circuits. Mr. Meurice is a director of IPG Photonics, a US-based Laser supplier, since June 2014, of UMICORE, a Belgium based materials specialist, since April 2015, of Meyer Burger, a Swiss Solar cell manufacturing equipment supplier, since May 2018, and of SOITEC, a French based leader of Semiconductor materials, since July 2018. He served on the board of Verigy LTD (former HP test division), until its acquisition by Advantest in 2011. From July 1, 2013 to April 1, 2014 he was non-executive director of ARM Holdings plc (UK, semiconductor intellectual property supplier).

•

Peter Smitham (1942, British). Mr. Smitham has been appointed a non-executive director of our board of directors effective December 7, 2015. Mr. Smitham retired from his position as a partner of the private equity firm Permira on December 31, 2009, but until August 1, 2015, he was a member of Permira Advisers LLP, which he joined in 1985, the year the London office was founded. Mr. Smitham was the managing partner of the London office from 1994 until 1998 and led Permira’s European business from 1996 until 2000. He has worked on numerous transactions focusing on technology, including Memec Group Holdings Limited, The Roxboro Group, Solartron Group and Technology plc. Until its merger with NXP, Mr. Smitham was a director of Freescale; he joined the Freescale board in June 2007 and has been a member of the Compensation and Leadership Committee and the Nominating and Corporate Governance Committee of the Freescale board. He has a degree in Geography from Swansea University, Wales, and attended the Senior Executive Program at Stanford Business School.

•

Ms. Julie Southern (1959, British). Ms. Southern has been appointed a non-executive director of our board of directors in October 2013. She was with Virgin Atlantic Limited (UK) from 2000 to May 2013. From 2010 to 2013 Ms. Southern was chief commercial officer and from 2000 to 2010 she was chief financial officer of Virgin Atlantic. Prior to joining Virgin Atlantic, she was group finance director at Porsche Cars Great Britain and finance and operations director at W H Smith – H J Chapman & Co Ltd. Prior to that, she was chartered accountant at Price Waterhouse Coopers. Ms. Southern currently holds non-executive directorships at Rentokil-Initial Plc, Cineworld PLC, DFS PLC and EasyJet plc, and is Chair of the respective Audit Committees. At the same time, Ms. Southern is a non-executive director and member of the Nomination Committee and Audit Committee of Ocado Group PLC.

•

Gregory L. Summe (1956, American). Mr. Summe has been appointed a non-executive director of our board of directors effective December 7, 2015. Mr. Summe is the Managing Partner of Glen Capital Partners, a Boston based hedge fund, which he founded in 2014. Mr. Summe was the managing director and vice chairman of Global Buyout at The Carlyle Group, a leading global private equity firm, from 2009 to 2014. Prior to joining Carlyle, he was the chairman and chief executive officer of PerkinElmer, Inc., a global leader in Health Sciences, a company he led from 1998 to May 2009. He also served as a senior advisor to Goldman Sachs Capital Partners, from 2008 to 2009. He was a director of Freescale Semiconductor from 2010 until its merger with NXP in 2015 and served as Chairman of the Freescale board since 2014 and Chairman of the Compensation and Leadership Committee. Prior to PerkinElmer, Mr. Summe was with AlliedSignal, now Honeywell International, serving as the president of General Aviation Avionics, president of the Aerospace Engines Group and president of the Automotive Products Group. Before joining AlliedSignal, he was the general manager of Commercial Motors at General Electric and was a partner with the consulting firm of McKinsey & Company, Inc. Mr. Summe holds B.S. and M.S. degrees in electrical engineering from the University of Kentucky and the University of Cincinnati, and an M.B.A. with distinction from the Wharton School at the University of Pennsylvania. He is in the Engineering Hall of Distinction at the University of Kentucky. Mr. Summe also serves on the board of directors of the State Street Corporation, where he is the chairman of the Nomination & Governance and Strategy committees and two private companies, Ohana Biosciences, and Pella Corporation.

Management Team

Set forth below are the names, ages as of December 31, 2018, and positions of the executive officers who together with our chief executive officer, Mr. Clemmer, constitute our management team.

Name	Age	Position
Richard L. Clemmer	67	Executive director and chief executive officer
Kurt Sievers	49	President
Peter Kelly	61	Executive vice president and chief financial officer
Steve Owen	58	Executive vice president sales & marketing
David Reed	60	Executive vice president technology and operations
Keith Shull	67	Executive vice president and chief human resources officer
Jennifer Wuamett	53	Executive vice president and general counsel

•

Kurt Sievers (1969, German). Mr. Sievers is president and member of the management team, overseeing all business lines. He has previously managed our High Performance Mixed Signal businesses focused on the automotive application markets and the automotive safety and comfort business line and served in various positions at Philips since 1995.

•

Peter Kelly (1957, American). Mr. Kelly is executive vice president, chief financial officer and a member of the management team, focusing on Strategy, M&A, and the integration with Freescale. He joined NXP in March, 2011 and serves as NXP’s chief financial officer. Mr. Kelly has over 30 years of applicable experience in the global technology industry and has extensive financial expertise having worked in financial management positions in several other companies, including as CFO of UGI Corp. and Agere Systems Inc. Mr. Kelly also serves on the board and is Chair of the Audit Committee of Plexus, Corp.

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

•

Jennifer Wuamett (1965, American). Ms. Wuamett is executive vice president, general counsel, secretary of our board of directors and a member of the management team, and has served in this role since September 2018. Previously, Ms. Wuamett served as Senior Vice President and Deputy General Counsel at NXP. Prior to that, she was Freescale’s Senior Vice President, General Counsel and Secretary and has served in various positions at Freescale and Motorola.

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

Summary Compensation Table

The following table summarizes the total compensation paid to our chief executive officer and to each member of our board of directors, in each of the years presented. Any amounts that are paid to individuals in Euros are presented in U.S. dollars, where the average exchange rate for the year was used for conversion. In addition to this Form 20-F which is completed on the basis of U.S GAAP and the SEC requirements for Form 20-F, NXP Semiconductors N.V. has statutory filing requirements in the Netherlands. As a result, NXP is also required to submit to its shareholders on an annual basis audited financial statements completed on the basis of International Financial Reporting Standards (IFRS). The table below provides information under both bases of accounting to enable the reader of our financial statements to have the holistic view of all compensation related information for these individuals under applicable requirements for NXP. Specific IFRS related disclosures have been indicated as such (11).

			Base Salary and/or Directors Fees	Annual Incentive	Performance and Restricted Share Units	Stock Options	Grant Date Fair Value of Share and Option Awards	Cost of Share and Option Awards (IFRS)	Other Compensation	Pension Costs	Pension Allowances	Total Compensation	Total Costs (IFRS)
Name and Principal Position	Year		($)	($) 1)	(#) 2)	(#) 3)	($) 4)	($) 5)	($) 6)	($)	($) 7)	($) 4)	($) 5)
Richard L. Clemmer	2018	9)	1,369,730	1,388,390	646,483	-	72,924,573	26,810,424	1,056,105	12,549	627,304	77,378,651	31,264,502
Executive director and chief	2017	9)	1,291,625	774,006	136,364	-	15,902,770	13,791,056	947,065	19,414	584,841	19,519,721	17,408,007
executive officer	2016	9)	1,263,580	546,815	139,266	30,751	14,500,097	12,749,940	1,033,574	18,100	572,394	17,934,560	16,184,403

Sir Peter Bonfield	2018		336,348	-	2,379	-	195,554	195,984	-	-	-	531,902	532,332
Non-executive director and	2017		323,031	-	1,715	-	200,003	200,583	-	-	-	523,034	523,614
chairman of the board	2016		398,788	-	2,019	-	200,043	224,478	-	-	-	598,831	623,266

Johannes P. Huth	2018		97,000	-	2,379	-	195,554	195,984	-	-	-	292,554	292,984
Non-executive director and	2017		97,000	-	1,715	-	200,003	200,583	-	-	-	297,003	297,583
vice-chairman of the board	2016		94,500	-	2,019	-	200,043	224,478	-	-	-	294,543	318,978

Kenneth A. Goldman	2018		110,000	-	2,379	-	195,554	195,984	-	-	-	305,554	305,984
Non-executive director	2017		115,000	-	1,715	-	200,003	200,583	-	-	-	315,003	315,583
	2016		109,167	-	2,019	-	200,043	224,478	-	-	-	309,210	333,645

Dr. Marion Helmes 8)	2018	10)	50,000	-	-	-	-	(36,165)	-	-	-	50,000	13,835
Non-executive director	2017		100,000	-	1,715	-	200,003	200,583	-	-	-	300,003	300,583
	2016		96,250	-	2,019	-	200,043	224,478	-	-	-	296,293	320,728

Josef Kaeser	2018		100,000	-	2,379	-	195,554	195,984	-	-	-	295,554	295,984
Non-executive director	2017		100,000	-	1,715	-	200,003	200,583	-	-	-	300,003	300,583
	2016		96,250	-	2,019	-	200,043	224,478	-	-	-	296,293	320,728

Ian Loring 8)	2018	10)	42,500	-	-	-	.	(36,165)	-	-	-	42,500	6,335
Non-executive director	2017		85,000	-	1,715	-	200,003	200,583	-	-	-	285,003	285,583
	2016		85,000	-	2,019	-	200,043	224,478	-	-	-	285,043	309,478

Eric Meurice	2018		101,667	-	2,379	-	195,554	195,984	-	-	-	297,221	297,651
Non-executive director	2017		110,000	-	1,715	-	200,003	200,583	-	-	-	310,003	310,583
	2016		105,416	-	2,019	-	200,043	203,373	-	-	-	305,459	308,789

Peter Smitham	2018		101,334	-	2,379	-	195,554	195,984	-	-	-	296,888	297,318
Non-executive director	2017		97,000	-	1,715	-	200,003	200,583	-	-	-	297,003	297,583
	2016		94,500	-	2,019	-	200,043	35,624	-	-	-	294,543	130,124

Gregory L. Summe	2018		104,000	-	2,379	-	195,554	195,984	-	-	-	299,554	299,984
Non-executive director	2017		100,000	-	1,715	-	200,003	200,583	-	-	-	300,003	300,583
	2016		96,250	-	2,019	-	200,043	35,624	-	-	-	296,293	131,874

Julie Southern	2018		105,000	-	2,379	-	195,554	195,984	-	-	-	300,554	300,984
Non-executive director	2017		100,000	-	1,715	-	200,003	200,583	-	-	-	300,003	300,583
	2016		96,250	-	2,019	-	200,043	224,478	-	-	-	296,293	320,728

Total	2018		2,517,579	1,388,390			74,489,005	28,305,966	1,056,105	12,549	627,304	80,090,932	33,907,893
	2017		2,518,656	774,006			17,902,800	15,796,886	947,065	19,414	584,841	22,746,782	20,640,868
	2016		2,535,951	546.815			16,500,527	14,595,907	1,033,574	18,100	572,394	21,207,361	19,302,741

1)

The annual incentive amount is related to the performance in the year reported, which is then paid to the individual in the subsequent year. See Part I, Item 6.B. Compensation for additional information regarding the incentive plan. The amounts reported are the amounts that have been accrued as annual incentive bonus for our chief executive officer for our performance in the respective years. The actual annual incentive amount for 2018 will be paid in 2019 based on achievement of the predetermined targets.

2)

Represents the number of Performance and Restricted share units granted to the individual in the year reported. See Part I, Item 6.B. Compensation and note 8 Share-based Compensation to the Consolidated Financial Statements in Part III, Item 18. Financial Statements for additional information regarding our long-term incentive plans.

3)

Represents the number of Stock Options granted to the individual in the year reported. See Part I, Item 6.B. Compensation and note 8 Share-based Compensation, to the Consolidated Financial Statements in Part III, Item 18. Financial Statements for additional information regarding our long-term incentive plans.

4)

Amounts reflect the aggregate grant date fair value of Performance and Restricted share units and Stock Option awards granted in accordance with FASB ASC Topic 718. These amounts do not represent the actual amounts paid to or realized by the individuals in the year reported. See note 8 Share-based Compensation to the Consolidated Financial Statements in Part III, Item 18. Financial Statements for additional information.

5)

Amounts reflect the costs of Performance and Restricted share units and Stock Options in accordance with IFRS 2. These amounts do not represent the actual amounts paid to or realized by the individuals in the year reported, but represent amounts charged to the income of the year. Total costs (IFRS) includes this item, not the grant date fair value of the awards.

6)

Amounts primarily relate to additional arrangements for our CEO such as housing compensation, relocation allowances, medical insurance, accident insurance, company car arrangements, each broadly in line with those for the NXP executives globally, as well as executive protection and residential security.

7)

Due to legislative changes in the Netherlands, effective January 1, 2015 a new pension arrangement applies to our chief executive officer (as to other employees working under a Dutch employment contract). Refer to below explanation under the heading Pensions.

8)	Dr. Marion Helmes’ and Mr. Ian Loring’s director term expired at the annual meeting of shareholders on June 22, 2018, and both did not stand for re-election to the board of directors.
9)

In 2018, Mr. Clemmer received no performance share units that had financial performance conditions, 452,538 performance share units that had market performance conditions and 193,945 restricted share units.

In 2017, Mr. Clemmer received no performance share units that had financial performance conditions or market performance conditions and 136,364 restricted share units.

In 2016, Mr. Clemmer received 13,105 performance share units that had financial performance conditions, no performance share units that had market performance conditions and 126,161 restricted share units.

10)

As a result of not standing for re-election by Dr. Helmes and Mr. Loring as noted in note 8, 1,715 awards for Dr. Helmes and for Mr. Loring, respectively, were forfeited resulting in a reversal of the related costs in accordance with IFRS2.

11)

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

Base Salary

As of September 1, 2018, we pay our chief executive officer an annual base salary of €1,200,000, the chairman of our board of directors an annual fixed fee of €275,000 and the other members of our board of directors an annual fixed fee of $85,000 gross. Members of our Audit Committee receive an additional annual fixed fee of $15,000 gross and the chairman receives an additional annual fixed fee of $15,000; members of our Nominating & Compensation Committee receive an additional annual fixed fee of $12,000  gross and the chairman receives an additional annual fixed fee of $13,000. For the year ended December 31, 2018, the current and former members of our management team as a group (in total 11 members) received a total aggregate Base salary of €4,729,989, compared to a total aggregate Base salary of €5,320,294 (in total 12 members) in 2017 and €5,889,544 (in total 12 members) in 2016.

Annual Incentive

Each year, our chief executive officer, the other members of our management team and our other executives can qualify to earn a variable cash incentive, subject to whether certain specific and challenging performance targets have been met. For our chief executive officer, the on-target cash incentive percentage is set at 150% of the base salary as of September 1, 2018. The cash incentive pay-out in any year relates to the achievements of the preceding financial year in relation to agreed targets.

To support the performance culture, the Annual Incentive plan 2018 is based on EBIT at group level and business / support level, as well as revenue targets; as of 2019, the Annual Incentive Plan will be based on revenue and market share targets, as well as on gross margin. Any targets are set by the board of directors, at the proposal of its nominating & compensation committee. Because 2018 has been such an unusual year with so many changes, the board of directors’ nominating and compensation committee has decided that the Annual Incentive plan 2018 for the first half year will be paid out at on target percentage.

Over the year 2018, our chief executive officer realized a target achievement of 65.4% and thus an amount of €1,177,200 has been accrued as an annual incentive bonus for our chief executive officer for our performance in 2018. Over the year 2017, our chief executive officer realized a target achievement of 79.9%, and thus an amount of €684,344 was accrued in 2017 (paid in 2018) as an annual incentive bonus for our performance in 2017 (over the year 2016, the target achievement was 57.7%, and thus an amount of €494,201 was accrued in 2016 (paid in 2017)). The total annual incentive bonus amount accrued in 2018 and to be paid in 2019 to members of our management team, including our chief executive officer, is €3,645,251. The amount of annual incentive bonus for the 2017 performance period and 2016 performance period paid to members of our management team, including our chief executive officer, was €3,425,733 and €2,443,300, respectively.

Share Based Compensation Plans

The purpose of our share based compensation plans, is to align the interests of directors and management with those of our stockholders by providing additional incentives to improve our medium and long term performance, by offering the participants an opportunity to share in the success of NXP.

Since 2010, we have maintained annual Long Term Incentive Plans, under which performance stock, restricted stock and stock options may be granted to the members of our board of directors, management team, our other executives, selected other key employees/talents of NXP and selected new hires. Under these Long Term Incentive Plans, equity incentives may be granted on, or the first Nasdaq trading day after NXP publishes its quarterly financials. In view of the merger with Freescale, a specific grant under the 2015 plan was made to Freescale employees who joined NXP on December 7, 2015. Performance stock units and restricted stock units vest over a period of one to four years, subject to relevant performance criteria being met in the case of performance stock units, and stock options vest over four years. Beginning with the 2014 LTIP plans, restrictive stock units granted to the non-executive directors in our board vest over a period of one year. In view of the previously announced tender offer by Qualcomm to acquire all the issued and outstanding NXP shares, in October 2016, the board of directors, advised by its nominating & compensation committee, resolved to only grant restricted stock units under the 2016 Long term Incentive Plan. The same decision was taken on the 2017 Long term Incentive Plan. As of July 26, 2018, we granted performance stock units (“PSU’s”) awards with a performance measure of Relative Total Shareholder Return (“Relative TSR”). Each PSU, which cliff vests on the third anniversary of the date of grant, entitles the grant recipient to receive from 0 to 2 common shares for each of the target units awarded based on the Relative TSR of the Company's share price as compared to a set of peer companies. In addition to the PSU’s, we also granted restricted stock units as of July 26, 2018. Awards granted generally will become fully vested upon a termination event occurring within one year following a change in control, as defined. A termination event is defined as either termination of employment or services other than for cause or constructive termination of resulting from a significant reduction in either the nature or scope of duties and responsibilities, a reduction in compensation or a required relocation.

The size of the annual equity pool available for Long Term Incentive Plan 2010 awards from November 2, 2010 up to the fourth quarter of 2011 was for an aggregate of up to 7,200,000 common shares in our share capital. On December 31, 2018, grants to 30 participants were outstanding, in total representing some 51,440 shares of common stock, consisting of 51,440 stock options.

The size of the annual equity pool available for Long Term Incentive Plan 2011 awards from November 1, 2011 up to the fourth quarter of 2012 was for an aggregate of up to 8.6 million (including 1.4 million which remained from the 2010 LTIP pool) common shares in our share capital. On December 31, 2018, grants to 63 participants were outstanding, in total representing 184,882 shares of common stock, consisting of 184,882 stock options.

The size of the annual equity pool available for Long Term Incentive Plan 2012 awards from October 25, 2012 up to the fourth quarter of 2013 was for an aggregate of up to 9.3 million (including 2.1 million which remained from the 2011 LTIP pool) common shares in our share capital. On December 31, 2018, grants to 117 participants were outstanding, in total representing 252,199 shares of common stock, consisting of 252,199 stock options.

The size of the annual equity pool available for Long Term Incentive Plan 2013 awards from October 24, 2013 up to the fourth quarter of 2014 is for an aggregate of up to 6.7 million (including 0.4 million which remained from the 2012 LTIP pool) common shares in our share capital. On December 31, 2018, grants to 24 participants were outstanding, in total representing 179,993 shares of common stock, consisting of 179,993 stock options

The size of the annual equity pool available for Long Term Incentive Plan 2014 awards from October 23, 2014 up to the fourth quarter of 2015 is for an aggregate of up to 7.5 million (including 2.2 million which remained from the 2013 LTIP pool) common share in our share capital. On December 31, 2018 grants to 94 participants were outstanding, in total representing 375,019 shares of common stock, consisting of 72,483 restricted stock units and 302,536 stock options.

The size of the annual equity pool available for Long Term Incentive Plan 2015 awards from October 29, 2015 up to the fourth quarter of 2016 is for an aggregate of up to 5.2 million (including 4.2 million which remained from the 2014 LTIP pool) common share in our share capital. On December 31, 2018 grants to 298 participants were outstanding, in total representing 941,560 shares of common stock, consisting of 222,496 performance stock units, 38,081 restricted stock units and 680,983 stock options.

In view of the Merger, NXP exchanged on December 7, 2015 the outstanding Freescale equity into 4,924,043 restricted stock units and 2,871,861 stock options. On December 31, 2018 grants to 2,479 participants were outstanding, in total representing 767,394 shares of common stock, consisting of 315,339 restricted stock units and 452,055 stock options.

The size of the annual equity pool available for Long Term Incentive Plan 2016 awards from October 27, 2016 up to the fourth quarter of 2017 is for an aggregate of up to 5.6 million (including 4.3 million which remained from the 2015 LTIP pool) common share in our share capital. On December 31, 2018 grants to 5,746 participants were outstanding, in total representing 934,882 shares of common stock, consisting of 934,882 restricted stock units. In light of the announced tender offer by Qualcomm on all the NXP shares, only restricted stock units were granted under the 2016 Long term Incentive Plan.

The size of the annual equity pool available for Long Term Incentive Plan 2017 awards from October 26, 2017 up to the fourth quarter of 2018, is for an aggregate of up to 4.0 million (including 2.7 million which remained from the 2016 LTIP pool) common share in our share capital. On December 31, 2018 grants to 8,098 participants were outstanding, in total representing 1,674,217 shares of common stock, consisting of 1,674,217 restricted stock units. In light of the announced tender offer by Qualcomm on all the NXP shares, only restricted stock units were granted under the 2017 Long term Incentive Plan.

In conversations around the termination of the Purchase Agreement with Qualcomm, in July 2018, the board of directors determined that business circumstances warranted a modified approach regarding the 2018 Long Term Incentive Plan in addition to the cash bonus arrangements for all employees. In this respect, it was resolved that a group of 200 NXP top managers participated in a larger than normal annual long term incentive plan consisting of performance stock units and restricted stock units, granted on July 26, 2018. The performance stock units have a three year cliff vesting, and the restricted stock units have a three year ratable vesting. The performance period of the performance stock units runs from July 26, 2018 through July 25, 2021.The size of the annual equity pool available for Long Term Incentive Plan 2018 awards from July 26, 2018 up to the fourth quarter of 2019 is for an aggregate of up to 7.5 million (including 1.4 million which remained from the 2017 LTIP pool) common share in our share capital. On December 31, 2018 grants to 9,506 participants were outstanding, in total representing 4,955,548 shares of common stock, consisting of 1,478,986 performance stock units and 3,476,562 restricted stock units.

As of December 31, 2018, under the above equity plans, a total amount of 2,104,088 stock options, 1,701,482 performance stock units and 6,511,564 restricted stock units were outstanding, in total representing 10,317,134 shares of common stock.

Shares to be delivered under any equity program may be newly issued, for up to 10% of our share capital, or they may come out of treasury stock or be purchased from time to time upon the decision of our board of directors.

As of December 31, 2018, the following stock options, restricted stock units, performance stock units and shares of common stock were outstanding with members of our board of directors:

Richard L. Clemmer, CEO

As of December 31, 2018, our chief executive officer held 776,213 shares of common stock and had been granted the following unvested stock options, restricted stock units and performance stock units, which were outstanding:

Series	Number of Stock Options	Exercise Price (in $)	Stock Options Exercisable	Number of Stock Options per vesting schedule
				10/29/19
2016/February	15,376	76.31	7,688	7,688

Series	Number of Stock Options	Exercise Price (in $)	Stock Options Exercisable	Number of Stock Options per vesting schedule
				10/29/19
2015/October	82,939	73.00	41,469	41,470

Series	Number of Stock Options	Exercise Price (in $)	Stock Options Exercisable
2014/October	40,419	64.18	40,419

Series	Number of Restricted Stock Units	Number of Restricted Stock Units per vesting schedule
		07/26/19	07/26/20	07/26/21
2018/July	193,945	64,648	64,648	64,649

Series	Number of Restricted Stock Units	Number of Restricted Stock Units per vesting schedule
		10/26/19	10/26/20
2017/October	90,910	45,455	45,455

Series	Number of Restricted Stock Units	Number of Restricted Stock Units per vesting schedule
		10/27/19
2016/October	42,054	42,054

Series	Number of Performance Stock Units	Number of Performance Stock Units per vesting schedule
		Maximum 200% pay-out 07/29/21
2018/July	452,538	905,076

Series	Number of Performance Stock Units	Number of Performance Stock Units per vesting schedule
		10/29/19	10/29/20
2016/February	13,105	Maximum 13,105	Up to 13,105

Series	Number of Performance Stock Units	Number of Performance Stock Units per vesting schedule
		10/23/19	10/23/20
2015/October	71,918	Maximum 71,918	Up to 71,918

Other members of our board of directors

As of December 31, 2018, the other members of our board of directors held the following number of shares of common stock:

Sir Peter Bonfield: 34,404 from vested stock units

Mr. Goldman: 21,323 from vested stock units

Mr. Huth: 14,669 from vested stock units

Mr. Kaeser: 36,290 from vested stock units

Mr. Meurice: 7,650 from vested stock units

Mr. Smitham: 2,375 from vested stock units

Ms. Southern: 9,315 from vested stock units

Mr. Summe: 10,070 from vested stock units and acquisitions in the open market

To each of the non-executive members of our board of directors, the following restricted stock units had been granted and were outstanding as of December 31, 2018:

Series	Number of Restricted Stock Units	Number of Stock Units per vesting schedule
		11/01/19
2018/November	2,379	2,379

Pensions

It has been our long-standing practice that our chief executive officer and eligible members of the management team under a Dutch employment contract participate in the executives’ pension plan, which we established in the Netherlands and which consisted of a combination of a career average and a defined-contribution plan. Since January 1, 2015, pension plans which allow pension accrual based on a pensionable salary exceeding an amount of €100,000 (threshold is adapted by the fiscal authorities each year, 2018: €105,075) are, for fiscal purposes, considered to be non-qualifying schemes.

The following pension arrangement is in place for our chief executive officer, and members of the management team and other executives under Dutch contract with effect from January 1, 2015:

•

Pension Plan in the Netherlands, which is a Collective Defined Contribution plan with an age-dependent fixed contribution percentage up to a maximum pensionable salary of €100,000 (2018: €105,075). The Pension Plan has a target retirement age of 68 and a target accrual rate of 1.85%;

•	Introduction of a Benefit Allowance of 12.3% of the pensionable salary above €105,075 (2018) for all current and new employees;
•	Compensation of remaining loss in pension accrual, compared to 2014, as an individual Retirement allowance; and

•

Individual compensation (Retirement allowance) will be protected for 5 years (up to end 2019) and then reduced to 75%, 50%, 25% in the following 3 years (2020-2021-2022). No individual compensation after year 8 (January 2023 onwards).

The total pension cost of the Company related to these revised pension arrangements (including the temporary Retirement Allowance for the remaining 7 years) is at a comparable level over a period of time to the pension cost under the former Executive Pension Plan.

In 2018, we paid for our chief executive officer a total pension plan contribution of €10,640 ($12,549) (€17,165 ($19,414) in 2017 and €16,358 ($18,100) in 2016) and an aggregated amount of €531,863 ($627,304) as Retirement Allowance and individual Allowance in 2018 (€517,092 ($584,841) in 2017).

C. Board Practices

Management Structure

We have a one-tier board structure, consisting of an executive director and non-executive directors.

Powers, Composition and Function

The board of directors consists of one executive director and eight non-executive directors. The number of executive and non-executive directors is determined by the board of directors and our directors are appointed for one year and are re-electable each year at the general meeting of stockholders. The executive director, Mr. Clemmer, has been appointed as our chief executive officer.

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

Additional Arrangements

Our chief executive officer has a contract of employment the term of which is linked to his board membership which expires the next annual general meeting of stockholders. Most of the other members of our management team and our executives have a contract of employment for an indefinite term. The main elements of any new employment contract that we will enter into with a member of the board of directors will be made public no later than the date of the public notice convening the general meeting of stockholders at which the appointment of such member of the board of directors will be proposed. Non-executive directors of our board do not have a contract of employment.

In addition to the main conditions of employment, a number of additional arrangements apply to our chief executive officer and other members of the management team; these arrangements do not apply to the non-executive members of our board of directors. These additional arrangements, such as housing compensation and relocation allowances, medical insurance, accident insurance, company car arrangements, are broadly in line with those for the NXP executives globally. In the event of disablement, our chief executive officer and other members of the management team are entitled to benefits in line with those for other NXP executives. In the event of our chief executive officer’s death while in the service of NXP, any unvested equity awards (including any NXP stock options, performance stock units and restricted stock units) will vest. In line with regulatory requirements, the Company’s policy forbids personal loans, guarantees or similar arrangements to members of our board, and consequently no loans, guarantees or similar arrangements were granted to such members since 2010, nor were any such loans outstanding as of December 31, 2018. The contract of employment entered into with our chief executive officer as of January 1, 2009, the terms of which have been extended from time to time, latest on September 1, 2018, provides that if our chief executive officer terminates his employment within six months of a change of control, then he will be entitled to two years’ base salary (gross) plus twice the amount of his target annual bonus (gross).

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

Board Committees

While retaining overall responsibility, our board of directors has assigned certain of its tasks to permanent committees. Members of the permanent committees will be appointed by the board of directors. The board of directors will also determine the tasks of each committee. Our board of directors has established an audit committee and a nominating and compensation committee, each of which will have the responsibilities and composition described below:

•

Audit Committee. As of the 2018 annual general meeting of shareholders, our audit committee consists of four independent non-executive directors, Ms. Southern, Messrs. Goldman, Kaeser and Summe; all four members are independent directors under the Dutch corporate governance rules and under the Nasdaq and SEC audit committee structure and membership requirements. Ms. Southern, who was appointed as chairman of the audit committee on September 1, 2018, succeeding Mr. Goldman, qualifies as an “audit committee financial expert” as such term is defined in Item 16.A. Audit Committee Financial Expert and as determined by our board of directors. Our audit committee assists the board of directors in supervising, monitoring and advising the board of directors on financial reporting, risk management, compliance with relevant legislation and regulations and our Code of Conduct (the “Code”). It oversees the preparation of our financial statements, our financial reporting process, our system of internal business controls and risk management, our internal and external audit process and our internal and external auditor’s qualifications, independence and performance. Our audit committee also reviews our annual and interim financial statements and other public disclosures, prior to publication. On a quarterly basis, the non-executive directors who are part of the audit committee reports their findings to the plenary board of directors. Our audit committee also recommends to our stockholders the appointment of external auditors. The external auditor attends most meetings of the audit committee. The findings of the external auditor, the audit approach and the risk analysis are also discussed at these meetings.

•

Nominating and Compensation Committee. Our nominating and compensation committee consists of four non-executive directors, Sir Peter Bonfield and Messrs. Huth, Smitham and Summe. All four members are independent directors under the Dutch corporate governance rules and under the Nasdaq and SEC compensation committee structure and membership requirements. Mr. Smitham was appointed as chairman of this committee on September 1, 2018, succeeding Mr. Meurice. The nominating & compensation committee determines selection criteria and appointment procedures for members of our board of directors, periodically assesses the scope and composition of our board of directors and evaluates the performance of its individual members. It is responsible for recommending to the board of directors the compensation package for our executive directors, with due observance of the remuneration policy adopted by the general meeting of stockholders. It reviews employment contracts entered into with our executive directors, makes recommendations to our board of directors with respect to major employment-related policies and oversees compliance with our employment and compensation-related disclosure obligations under applicable laws.

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

D. Employees

As of December 31, 2018 we had 30,000 full-time equivalent employees. The following table indicates the % of full–time equivalent employees per geographic area:

	% as of December 31,
	2018	2017
Europe and Africa	20	20
Americas	20	20
Greater China	25	24
Asia Pacific	35	36
Total	100	100

We have not experienced any material strikes or labor disputes in the past. A number of our employees are members of a labor union. In various countries, local law requires us to inform and consult with employee representatives on matters relating to labor conditions. We consider our employee relations to be good.

E. Share Ownership

Information with respect to share ownership of members of our board of directors is included in Part I, Item 6B. Directors, Senior Management and Employees - Compensation. Information with respect to the grant of shares and stock options to employees is included in note 8 to our Consolidated Financial Statements which are incorporated herein by reference. In order to maintain a strong alignment between the interests of NXP’s management and our shareholders, we have adopted an equity ownership policy for the President/CEO and the other members of our management team. The number of shares to be maintained by the members of our management team increases each time our shares are being delivered upon the vesting of stock options or other rights to our shares. The management team members are required to maintain a certain number of our shares until the time that he or she is no longer employed by us.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table shows the amount and percentage of our common stock beneficially owned as of December 31, 2018, December 31, 2017 and December 31, 2016 by each person who is or was known by us to own beneficially more than 5% of our common stock.

	Common Stock Beneficially Owned as of December 31
	2018		2017		2016
	Number	%*	Number	%*	Number	%*
T. Rowe (1)	24,537,803	7.47	-	-	32,862,425	9.50
BlackRock, Inc. (2)	20,587,515	6.26	19,595,928	5.66	-	-
Elliott Associates L/P.	-	-	16,437,756	4.75	-	-

*

Percentage computations are based on 328,702,719 shares of our common stock issued and outstanding as of December 31, 2018, 346,002,862 shares of our common stock issued and outstanding as of December 31, 2017 and December 31, 2016.

(1)

Information about the number of common shares owned by T. Rowe Price Associates, Inc. (“T. Rowe”) on December 31, 2018, is based solely on a Schedule 13G filed by T. Rowe with the SEC on February 14, 2019. T. Rowe’s address is 100 E. Pratt Street, Baltimore, Maryland 21202. T. Rowe beneficially owned an aggregate of 24,537,803 common shares, has sole power to vote 9,341,218 shares and the sole power to dispose of 24,537,803 shares of our common stock.

(2)

Information about the number of common shares owned by BlackRock, Inc. (“Blackrock”) on December 31, 2018, is based solely on a Schedule 13G/A filed by Blackrock with the SEC on February 11, 2019. Blackrock’s address is 55 East 52nd Street, New York, NY 10055. Blackrock beneficially owned an aggregate of 24,537,803 common shares, has sole power to vote 9,341,218 shares and the sole power to dispose of 24,537,803 shares of our common stock.

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

A. Consolidated Statements and Other Financial Information

Consolidated Statements

See Part III, Item 18. Financial Statements.

Dividend Policy

Pursuant to the Company’s articles of association, our board of directors may resolve to reserve profits or make interim distributions to shareholders. If the board decides not to allocate profits to our reserves (making such profits available to be distributed as dividends), any decision to pay dividends on our common stock will be at the discretion of our stockholders. Distributions can only be made if the Company's shareholders’ equity exceeds the sum of the paid-up and called-up part of the capital and the reserves which must be maintained by law. For interim distributions, this should be evidenced by an interim statement of assets and liabilities, which has been drawn up in accordance with the statutory requirements. Making use of its statutory authorization, our board of directors has approved a Quarterly Dividend Program that was introduced on September 11, 2018, under which NXP will pay a regular quarterly cash dividend. Additional future dividend payments will depend on factors such as our earnings levels, capital requirements, contractual restrictions, cash position, overall financial condition and any other factors deemed relevant by our board of directors.

B. Significant Changes

Not applicable.

Item 9.The Offer and Listing

A. Offer and Listing Details

The shares of common stock of the Company are listed on the stock market of Nasdaq in New York under the ticker symbol “NXPI”.

B. Plan of Distribution

Not applicable.

C. Markets

See Part I, Item 9.A. Offer and Listing Details.

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

2018

See Part I, Item 4. Business Combinations for a description of the Purchase Agreement between NXP and Buyer, a wholly-owned, indirect subsidiary of Qualcomm, subsequent amendments to the Purchase Agreement and the termination of the Purchase Agreement.

See Part I, Item 5.B. Liquidity and Capital Resources – 2018 Financing Activities for a description of the $1 billion senior unsecured bridge term credit facility agreement, the $1 billion of 4.875% Senior Unsecured Notes due 2024, the $500 million of 5.35% Senior Unsecured Notes due 2026 and the $500 million of 5.55% Senior Unsecured Notes due 2028.

2017

See Part I, Item 4. Business Combinations for a description of the terminated Purchase Agreement with Buyer, a wholly-owned, indirect subsidiary of Qualcomm and tender offer commenced by Buyer to acquire all of our issued and outstanding common shares for a revised offer price of $127.50 per share, less any applicable withholding taxes and without interest to the holders thereof, payable in cash, for estimated total cash consideration of $44 billion. The Purchase Agreement restricted NXP from engaging in certain actions outside the ordinary course of business without Buyer’s approval.

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

If a stockholder is resident (i) in an EU member state, or (ii) in a state that is a party to the Agreement on the European Economic Area ("EEA"; Iceland, Liechtenstein or Norway), or (iii) in a designated third state with which the Netherlands has agreed to an arrangement for the exchange of information on tax matters, it is entitled to a full or partial refund of Dutch dividend withholding tax incurred in respect of the Shares if the final tax burden in respect of the dividends distributed by the Company of a comparable Dutch resident stockholder is lower than the withholding tax incurred by the non-Dutch resident stockholder. The refund is granted upon request, and is subject to conditions and limitations. No entitlement to a refund exists if the disadvantage for the non-Dutch resident stockholder is entirely compensated in his state of residence under the provisions of a treaty for the avoidance of double taxation concluded between this state of residence and the Netherlands.

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

With respect to non-corporate United States investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The United States Treasury Department has determined that the Treaty meets these requirements. We believe we are currently eligible for the benefits of the Treaty. A foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our shares, which are listed on Nasdaq, are considered readily tradable on an established securities market in the United States. There can be no assurance that our shares will be considered readily tradable on an established securities market in later years.

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

Passive Foreign Investment Company

Based on the composition of our income and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (a “PFIC”) for the 2018 taxable year, and we do not expect to become one in the future, although there can be no assurance in this regard. If, however, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are a "foreign private issuer" as such term is defined in Rule 405 under the Securities Act, and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. We are subject to the informational requirements of the Exchange Act and are required to file reports and other information with the SEC. Shareholders may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings are also publicly available free of charge on the SEC’s website at www.sec.gov

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

Interest Rate Risk

Our RCF Agreement has a $600 million borrowing capacity with floating rate interest, but there are currently no borrowings under this facility. At December 31, 2018, we had no aggregate principal amount outstanding under the Bridge Loan. A hypothetical increase in LIBOR based interest rates would not have caused any change to our interest expense on our floating rate debt.

Additional information regarding our notes is provided in notes 2, Significant Accounting Policies, and 15, Debt, of our notes to the Consolidated Financial Statements included in Part III, Item 18. of this Annual Report is incorporated herein by reference.

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

At December 31, 2018 our net asset related to foreign currency forward contracts designated as hedges of foreign currency risk on certain operating expenditure transactions was $4 million. If our forecasted operating expenditures for currencies in which we hedge were to decline by 20% and foreign exchange rates were to change unfavorably by 20% in our hedged foreign currency, we would incur a negligible loss.

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

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15(d)-15(f) of the Exchange Act. The Company’s internal control over financial reporting is designed to provide reasonable assurance, not absolute assurance, regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018 based on the criteria established in “Internal Control - Integrated Framework (2013)” by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment our management concluded that our internal control over financial reporting was effective as of December 31, 2018.

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

Attestation Report of the Independent Registered Public Accounting Firm

For the year ended December 31, 2018 an attestation report regarding internal control over financial reporting of the Company’s independent registered public accounting firm is required. The attestation is included in Part III, Item 18. Financial Statements.

Item 16A.	Audit Committee Financial Expert

Ms. Southern, who succeeded Mr. Goldman as chairman of our audit committee on September 1, 2018, qualifies as an “audit committee financial expert” as such term is defined in Item 16A of Form 20-F and as determined by our board of directors. Our board of directors has determined that Ms. Southern is an independent director under Nasdaq Corporate Governance Rules. For further information relating to the qualifications and experience of Ms. Southern, see Part I, Item 6. Directors, Senior Management and Employees.

Item 16B.	Code of Ethics

We have adopted the Code applicable to all of our employees, directors and officers, including our president and chief executive officer, chief financial officer, controller or principal accounting officer or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B on Form 20-F and as required by the Nasdaq Listing Rules, which refers to Section 406(c) of the Sarbanes-Oxley Act.

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

The Company has instituted a comprehensive auditor independence policy that regulates the relation between the Company and its external auditors and is available on our website (www.nxp.com/investor). The policy includes rules for the pre-approval by the audit committee of all services to be provided by the external auditor. The policy also describes the prohibited services that may not be provided. Proposed services may be pre-approved at the beginning of the year by the audit committee (annual pre-approval) or may be pre-approved during the year by the audit committee in respect of a particular engagement (specific pre-approval). The annual pre-approval is based on a detailed, itemized list of services to be provided, designed to ensure that there is no management discretion in determining whether a service has been approved and to ensure the audit committee is informed of each service it is pre-approving. Unless pre-approval with respect to a specific service has been given at the beginning of the year, each proposed service requires specific pre-approval during the year. Any annually pre-approved services where the fee for the engagement is expected to exceed pre-approved cost levels or budgeted amounts will also require specific pre-approval. The term of any annual pre-approval is 12 months from the date of the pre-approval unless the audit committee states otherwise. During 2018, there were no services provided to the Company by the external auditors which were not pre-approved by the audit committee.

In 2018, the external auditor attended all formal meetings of the audit committee. The findings of the external auditor, the audit approach and the risk analysis are also discussed at these meetings. The external auditor attends the meeting of the board of directors at which the report of the external auditor with respect to the audit of the annual accounts is discussed, and at which the annual accounts are approved. In its audit report on the annual accounts to the board of directors, the external auditor refers to the financial reporting risks and issues that were identified during the audit, internal control matters, and any other matters, as appropriate, requiring communication under the auditing standards generally accepted in the Netherlands and the United States.

Our Consolidated Financial Statements included in this Annual Report have been audited by KPMG Accountants N.V., an independent registered public accounting firm. These financial statements have been approved by the board of directors.

The following table shows the fees billed by KPMG for audit and other services provided for fiscal years 2018 and 2017. All figures are net of Value Added Tax and other similar taxes assessed on the amount billed by KPMG. All of the services reflected in the following fee table were approved in conformity with the Audit Committee’s pre-approval process.

($ in millions)	2018	2017
Audit Services 1)	5.0	4.7
Audit-Related Services	0.1	0.2
Tax Services	-	-
All Other Services	-	-
Total	5.1	4.9
1) The fee presented for audit services excludes 5% for out of pocket expenses

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

Tax Services.

This category consists of tax services provided with respect to tax consulting, tax compliance, tax audit assistance, tax planning, expatriate tax services, and transfer pricing, of which there were none in 2018 and 2017.

All Other Services.

This category consists of services provided by KPMG that are not included in the category descriptions defined above under “Audit Services”, “Audit-Related Services”, or “Tax Services”.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table provides a summary of shares repurchased by the Company in 2018:

Period begin	Period end	Period	Total Number of Shares Purchased	Average Price Paid per Share	NXPI closing price (1)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (2) (3)
January 1	February 4	January	241,611	118.32		241,611	409,735
February 5	March 4	February	8,538	120.02		8,538	401,197
March 5	April 1	March	1,096	124.78		1,096	400,101
April 2	May 6	April	10,603	96.79		10,603	389,498
May 7	June 3	May	13,201	92.80		13,201	376,297
June 4	July 1	June	503	116.36		503	375,794
July 2	August 5	July	13,851,239	95.25	95.92	13,851,239	38,380,599
August 6	September 2	August	17,863,236	93.42	93.14	17,863,236	21,609,275
September 3	September 30	September	17,330,167	91.93	85.50	17,330,167	4,905,887
October 1	November 4	October	5,055,096	77.68		5,055,096	15,100,834
November 5	December 2	November	328	82.86		328	15,100,506
December 3	December 31	December	563	82.05		563	15,099,943

		Total 2018	54,376,181	92.07		54,376,181

(1)

From the period July 26, 2018, to October 31, 2018, the maximum number of shares that may yet be purchased under the plans or programs is calculated by dividing (x) the remaining portion of the $5 billion repurchase authorization in effect during this time by (y) the last closing price of the period.

(2)

On June 1, 2017, the General Meeting of Shareholders authorized the Board of Directors to repurchase shares of our common stock for a period of eighteen months. On that basis, the Board of Directors authorized to repurchase shares to cover in part employee stock options and equity rights under its long term incentive plans. This share repurchase program was terminated effective July 26, 2018.

(3)

On June 22, 2018, the General Meeting of Shareholders authorized the Board of Directors to repurchase shares of our common stock up to 20% of the issued share capital as per June 22, 2018. On that basis, on July 26, 2018, the Board of Directors authorized to repurchase shares of our common stock up to a maximum amount of $5 billion. The Board of Directors subsequently authorized, effective November 1, 2018, to increase the repurchase authorization under this program to the full 20% of issued share capital authorized by the General Meeting of Shareholders.

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

The Nasdaq Corporate Governance Rules

We are a foreign private issuer. As a result, in accordance with the listing requirements of Nasdaq, we rely on home country governance requirements and are exempt from certain corporate governance requirements that would otherwise apply in accordance with the listing requirements of Nasdaq. These exemptions and home country rules relied on by us are described below:

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

•

Nasdaq requires stockholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees or consultants. Under Dutch law and the Dutch corporate governance code, stockholder approval is only required for equity compensation plans (or changes thereto) for members of the board, and not for equity compensation plans for other groups of employees. However, we note that under Dutch law, the stockholders have the power to issue shares or rights to subscribe for shares at the general meeting of the stockholders unless such power has been delegated to the board. On June 22, 2018, our general meeting of stockholders empowered our board of directors to issue additional shares and grant rights to subscribe for shares of common stock, up to 10% of the issued share capital which authorization can be used for general purposes and an additional 10% if the shares of common stock are issued or rights are granted in connection with an acquisition, merger or (strategic) alliance, and to restrict or exclude pre-emptive rights pertaining to (the right to subscribe for) shares for a period of 18 months from June 22, 2018 until December 22, 2019.

•

As a foreign private issuer, we are exempt from Nasdaq’s requirement that compensation committees be comprised exclusively of independent directors, provided that we describe the home country practice followed in lieu of such requirement and disclose the reasons for not having such an independent compensation committee. Under Dutch law and the Dutch corporate governance code, the general meeting of stockholders must adopt a policy in respect of the remuneration of the board. In accordance with our articles of association and our board rules, the remuneration of the executive directors is determined by the board of directors upon the recommendation of our nominating and compensation committee. Accordingly, applicable laws, regulations and corporate governance rules and practices do not require independence of the members of our nominating and compensation committee. Currently, all three members of our nominating and compensation committee are independent directors under the Dutch corporate governance rules and under the Nasdaq and SEC compensation committee structure and membership requirements.

•

We are exempt from Nasdaq’s requirement to have independent director oversight of director nominations. In accordance with Dutch law, our articles of association require that our directors be appointed by the general meeting of stockholders upon the binding nomination of the board. In accordance with our board rules, the nominating and compensation committee will recommend the nomination of directors to our board.

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

3.1

Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of Amendment No. 7 to the Registration Statement on Form F-1 of NXP Semiconductors N.V., filed on August 2, 2010 (File No. 333-166128))

3.2

Articles of Association of NXP Semiconductors N.V. (incorporated by reference to Exhibit 3.2 of Amendment No. 7 to the Registration Statement on Form F-1 of NXP Semiconductors N.V., filed on August 2, 2010 (File No. 333-166128))

4.1

Senior Unsecured Indenture dated as of March 12, 2013 among NXP B.V. and NXP Funding LLC as Issuers, each of the Guarantors named on the signature pages thereto and Deutsche Bank Trust Company Americas as Trustee (incorporated by reference to Exhibit 4.7 of the Form 20-F of NXP Semiconductors N.V. filed on February 28, 2014)

4.2

Senior Unsecured Indenture dated as of May 20, 2013 among NXP B.V. and NXP Funding LLC as Issuers, each of the Guarantors named on the signature pages thereto and Deutsche Bank Trust Company Americas as Trustee (incorporated by reference to Exhibit 4.8 of the Form 20-F of NXP Semiconductors N.V. filed on February 28, 2014)

4.3

Indenture dated as of December 1, 2014 among NXP Semiconductors N.V. as Issuer and Deutsche Bank Trust Company Americas as Trustee (incorporated by reference to Exhibit 4.7 of the Form 20-F of NXP Semiconductors N.V. filed on March 6, 2015)

4.4

Senior Unsecured Indenture dated June 9, 2015 among NXP B.V. and NXP Funding LLC as Issuers, each of the Guarantors named on the signature pages thereto and Deutsche Bank Trust Company Americas as Trustee (incorporated by reference to Exhibit 4.10 of the Form 20-F of NXP Semiconductors N.V. filed on February 26, 2016)

4.5

RCF Agreement dated as of December 7, 2015 among NXP B.V. and NXP Funding LLC as Borrowers, the several lenders from time to time parties thereto, Morgan Stanley Senior Funding, Inc. as Collateral Agent, Morgan Stanley Senior Funding, Inc., as Administrative Agent, Citibank, N.A. as Letter of Credit Issuer, Credit Suisse Securities (USA) LLC, Morgan Stanley Senior Funding, Inc., Barclays Bank PLC, Deutsche Bank Securities Inc. and Bank of America N.A. as Joint Lead Arrangers and Joint Bookrunners, and Goldman Sachs Lending Partners LLC, Citigroup Markets Limited and Coöperative Centrale Raiffeisen-Boerenleenbank B.A. as Co-Managers (incorporated by reference to Exhibit 4 of the Form 6-K of NXP Semiconductors N.V. filed on December 7, 2015)

4.6

RCF Guaranty Agreement dated as of December 7, 2015 among NXP B.V., NXP Funding LLC and each of the subsidiary guarantors listed on the signature pages thereto, Morgan Stanley Senior Funding, Inc. as Collateral Agent and Morgan Stanley Senior Funding, Inc. as Administrative Agent (incorporated by reference to Exhibit 5 of the Form 6-K of NXP Semiconductors N.V. filed on December 7, 2015)

4.7

Supplemental Guaranty dated as of December 7, 2015 to the guarantee dated as of March 4, 2011 among NXP B.V., each of the Guarantors listed on the signature pages thereto, Barclays Bank PLC as Administrative Agent, Morgan Stanley Senior Funding, Inc. as Global Collateral Agent and Mizuho Corporate Ban, Ltd. as Taiwan Collateral Agent (incorporated by reference to Exhibit 10.4 of the Form 8-K of Freescale Semiconductor, Ltd. filed on December 7, 2015)

4.8

Senior Indenture dated as of May 23, 2016, between NXP B.V. and NXP Funding LLC as Issuers, each of the guarantors party thereto and Deutsche Bank Trust Company Americas as Trustee (incorporated by reference to Exhibit 2 of the Form 6-K of NXP Semiconductors N.V. filed on August 2, 2016)

4.9

Senior Indenture dated as of August 11, 2016, among NXP B.V. and NXP Funding LLC as Issuers, each of the guarantors party thereto and Deutsche Bank Trust Company Americas as Trustee (incorporated by reference to Exhibit 4.21 of the Form 20-F of NXP Semiconductors N.V. filed on March 3, 2017)

4.10

2016 New Term Loan Joinder Agreement dated as of September 22, 2016, by and among the Tranche F Lenders defined therein, NXP B.V. and NXP Funding LLC as Borrowers and Credit Suisse AG as Administrative Agent (incorporated by reference to Exhibit 4.22 of the Form 20-F of NXP Semiconductors N.V. filed on March 3, 2017)

4.11

Bridge Term Credit Agreement dated as of September 19, 2018, among NXP B.V. and NXP Funding LLC, as the Borrowers, the several Lenders from time to time parties hereto, and Barclays Bank Plc as Administrative Agent, Barclays Bank Plc, Credit Suisse Loan Funding LLC, Bank of America Merrill Lynch International Limited, Deutsche Bank Securities Inc., and Morgan Stanley Senior Funding, Inc. as Joint Lead Arrangers and Joint Bookrunners (incorporated by reference to Exhibit 1 of the Form 6-K of NXP Semiconductors N.V. filed on September 20, 2018)

4.12

Guaranty Relating to the Credit Agreement dated as of September 19, 2018, made by the Guarantors and Barclays Bank Plc, as administrative agent (incorporated by reference to Exhibit 2 of the Form 6-K of NXP Semiconductors N.V. filed on September 20, 2018)

Exhibit Number	Description of Document

4.13	Senior Indenture dated as of December 6, 2018, among NXP B.V., NXP Funding LLC, each of the guarantors party thereto and Deutsche Bank Trust Company Americas as trustee

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

10.5	Management Equity Stock Option Plan Terms and Conditions dated August 2010 (incorporated by reference to Exhibit 10.19 of the Form 20-F of NXP Semiconductors N.V. filed on March 13, 2012)

10.6	Management Equity Stock Option Plan Terms and Conditions dated January 2011 (incorporated by reference to Exhibit 10.20 of the Form 20-F of NXP Semiconductors N.V. filed on March 13, 2012)

10.7

Long Term Incentive Plan 2010 Terms and Conditions with regard to the Stock Option Plan, the Performance Stock Unit Plan, Restricted Stock Unit Plan and Share Plan (incorporated by reference to Exhibit 10.21 of the Form 20-F of NXP Semiconductors N.V. filed on March 13, 2012)

10.8

NXP Global Equity Incentive Program (incorporated by reference to Exhibit 10.26 of the Amendment No. 3 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 30, 2010 (File No. 333-166128))

10.9

Long Term Incentive Plan 2011 Terms and Conditions with regard to the Stock Option Plan, the Performance Stock Unit Plan, Restricted Stock Unit Plan and Share Plan (incorporated by reference to Exhibit 10.23 of the Form 20-F of NXP Semiconductors N.V. filed on March 13, 2012)

10.10

Long Term Incentive Plan 2012/3 Terms and Conditions with regard to the Stock Option Plan, the Performance Stock Unit Plan, Restricted Stock Unit Plan and Share Plan (incorporated by reference to Exhibit 10.23 of the Form 20-F of NXP Semiconductors N.V. filed on March 1, 2013). Long Term Incentive Plan 2013/4 Terms and Conditions with regard to the Stock Option Plan, the Performance Stock Unit Plan and Restricted Stock Unit Plan (incorporated by reference to Exhibit 10.22 of the Form 20-F of NXP Semiconductors N.V. filed on February 28, 2014). Long Term Incentive Plan 2014/5 Terms and Conditions with regard to the Stock Option Plan, the Performance Stock Unit Plan, the Restricted Stock Unit Plan and the Keep Restricted Stock Unit Plan (incorporated by reference to Exhibit 10.22 of the Form 20-F of NXP Semiconductors N.V. filed on March 6, 2015). Long Term Incentive Plan 2015/6 Terms and Conditions with regard to the Stock Option Plan, the Performance Stock Unit Plan and the Restricted Stock Unit Plan (incorporated by reference to Exhibit 10.22 of the Form 20-F of NXP Semiconductors N.V. filed on February 26, 2016). Long Term Incentive Plan 2016/17 Terms and Conditions with regard to the Restricted Stock Unit Plan (incorporated by reference to Exhibit 10.22 of the Form 20-F of NXP Semiconductors N.V. filed on March 3, 2017). Long Term Incentive Plan 2017/18 Terms and Conditions with regard to the Restricted Stock Unit Plan (incorporated by reference to Exhibit 4.6 of the Form S-8 of NXP Semiconductors N.V. filed on October 25, 2017 (File No. 333-221118)). Long Term Incentive Plan 2018/19 Terms and Conditions with regard to the Performance Stock Units Plan (incorporated by reference to Exhibit 4.11 of the Form S-8 of NXP Semiconductors N.V. filed on September 14, 2018 (File No. 333-227332)). Long Term Incentive Plan 2018/19 Terms and Conditions with regard to the Restricted Stock Units Plan (incorporated by reference to Exhibit 4.12 of the Form S-8 of NXP Semiconductors N.V. filed on September 14, 2018 (File No. 333-227332))

10.11	Employee Stock Purchase Plan Terms and Conditions (incorporated by reference to Exhibit 4.1 of the Form S-8 of NXP Semiconductors N.V. filed on August 8, 2013)

10.12

Agreement and Plan of Merger, dated as of March 1, 2015, by and among NXP Semiconductors N.V., Freescale Semiconductor, Ltd. and Nimble Acquisition Limited (incorporated by reference to Exhibit 1 of the Form 6-K of NXP Semiconductors N.V. filed on March 3, 2015)

Exhibit Number	Description of Document

10.13

Sale and Purchase Agreement, dated June 14, 2016, between NXP B.V., Beijing Jianguang Asset Management Co., Ltd. and Wise Road Capital LTD (incorporated by reference to Exhibit 10.33 of the Form 20-F of NXP Semiconductors N.V. filed on March 3, 2017)

10.14

Amendment No. 1, dated February 20, 2018, to the Purchase Agreement, dated October 27, 2016, by and between Qualcomm River Holdings B.V. and NXP Semiconductors N.V. (incorporated by reference to Exhibit 1 of the Form 6-K of NXP Semiconductors N.V. filed on February 20, 2018)

10.15

Amendment No. 2, dated April 19, 2018, to the Purchase Agreement, dated October 27, 2016, by and between Qualcomm River Holdings B.V. and NXP Semiconductors N.V. (incorporated by reference to Exhibit 1 of the Form 6-K of NXP Semiconductors N.V. filed on April 19, 2018)

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

ASIL

Automotive Safety Integrity Level, is a risk classification scheme defined by ISO 26262- Functional Safety for Road Vehicles standard. The ASIL is established by performing a risk analysis of a potential hazard by looking at the Severity, Exposure and Controllability of the vehicle operating scenario. The safety goal for that hazard in turn carries the ASIL requirements.

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

eMotor	Electric motor.

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

GPIO	General Purpose Input/Output, a standard interface used to connect ICs.

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

HSPA+	Evolved High-Speed Packet Access, or HSPA+, is a technical standard for wireless, broadband telecommunication with higher speeds for the end user that are comparable to the newer LTE networks.

I2 C	A multi-master serial single-ended computer bus that is used to attach low-speed peripherals to a motherboard, embedded system or mobile phone.

IC	Integrated Circuit. A miniaturized electronic circuit that has been manufactured in the surface of a thin substrate of semiconductor material.

ICN 8	NXP wafer fab facilities located in Nijmegen, Netherlands, processing 8” diameter wafers.

IGBT

Insulated-Gate Bipolar Transistor – is a three-terminal power semiconductor device primarily used as an electronic switch which, as it was developed, came to combine high efficiency and fast switching.

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

IPv6

Internet Protocol version 6, the most recent version of the Internet Protocol (IP), the communications protocol that provides an identification and location system for computers on networks and routes traffic across the Internet.

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

Radio Frequency Identification	An RF chip used for identification.

SBC	System Basis Chip, is an integrated circuit that includes various functions of automotive electronic control units (ECU) on a single die.

Semiconductors	Generic term for devices such as transistors and integrated circuits that control the flow of electrical signals. The most common semiconductor material for use in integrated circuits is silicon.

Silicon	A type of semiconducting material used to make wafers. Silicon is widely used in the semiconductor industry as a base material.

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

Substrate	The base material made from silicon on which an integrated circuit is printed.

TD-LTE	Time-division Long-Term Evolution (TD-LTE), is a 4G telecommunications technology and standard. It is one of two variants of the Long Term Evolution (LTE) technology standard.

TD-SCDMA	Time Division Synchronous Code Division Multiple Access (TD-SCDMA) is a 3G format of choice for the national standard of 3G mobile telecommunication in China.

Telematics	The science of sending, receiving and storing information via telecommunication devices.

Thread	An IPv6-based, low-power mesh networking technology for IoT products.

USB	Universal Serial Bus. A standard that provides a serial bus standard for connecting devices, usually to a computer.

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

Date: March 1, 2019

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

The following financial statements and related schedules, together with the report of independent registered public accounting firms thereon, are filed as part of this Annual Report:

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

NXP Semiconductors N.V.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of NXP Semiconductors N.V. and subsidiaries (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income, cash flows and changes in equity for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ KPMG Accountants N.V.
Amstelveen, the Netherlands
March 1, 2019

NXP Semiconductors N.V.

Consolidated Statements of Operations

($ in millions, unless otherwise stated)	For the years ended December 31,
	2018	2017	2016
Revenue	9,407	9,256	9,498
Cost of revenue	(4,556)	(4,637)	(5,429)

Gross profit	4,851	4,619	4,069

Research and development	(1,700)	(1,554)	(1,560)
Selling, general and administrative	(993)	(1,090)	(1,141)
Amortization of acquisition-related intangible assets	(1,449)	(1,448)	(1,527)
Other income (expense)	2,001	1,575	9

Operating income (loss)	2,710	2,102	(150)

Financial income (expense):
Extinguishment of debt	(26)	(41)	(32)
Other financial income (expense)	(309)	(325)	(421)

Income (loss) before income taxes	2,375	1,736	(603)

Benefit (provision) for income taxes	(176)	483	851
Results relating to equity-accounted investees	59	53	11

Net income (loss)	2,258	2,272	259

Less: Net income (loss) attributable to non-controlling interests	50	57	59
Net income (loss) attributable to stockholders	2,208	2,215	200

Earnings per share data:
Net income (loss) per common share attributable to stockholders in $:
– Basic	6.78	6.54	0.59
– Diluted	6.72	6.41	0.58

Weighted average number of shares of common stock outstanding during the year (in thousands):
– Basic	325,781	338,646	338,477
– Diluted	328,606	345,802	347,607

See accompanying notes to the Consolidated Financial Statements.

NXP Semiconductors N.V.

Consolidated Statements of Comprehensive Income

($ in millions, unless otherwise stated)	For the years ended December 31,
	2018	2017	2016
Net income (loss)	2,258	2,272	259

Other comprehensive income (loss), net of tax:
Change in fair value cash flow hedges *	(11)	10	-
Change in foreign currency translation adjustment *	(51)	156	(124)
Change in net actuarial gain (loss)	5	(16)	(27)
Change in net unrealized gains (losses) available-for-sale securities *	3	(7)	4

Total other comprehensive income (loss)	(54)	143	(147)

Total comprehensive income (loss)	2,204	2,415	112

Less: Comprehensive income (loss) attributable to non-controlling interests	50	57	59

Total comprehensive income (loss) attributable to stockholders	2,154	2,358	53

*

Reclassification adjustments included in Cost of revenue, Selling, general and administrative, Research and development and Results relating to equity-accounted investees in the Consolidated Statements of Operations.

See accompanying notes to the Consolidated Financial Statements.

NXP Semiconductors N.V.

Consolidated Balance Sheets

($ in millions, unless otherwise stated)	As of December 31,
	2018	2017
Assets
Current assets:
Cash and cash equivalents	2,789	3,547
Accounts receivables, net	792	879
Inventories, net	1,279	1,236
Other current assets	365	382
Total current assets	5,225	6,044

Non-current assets:
Other non-current assets	545	981
Property, plant and equipment, net	2,436	2,295
Identified intangible assets, net	4,467	5,863
Goodwill	8,857	8,866
Total non-current assets	16,305	18,005

Total assets	21,530	24,049
Liabilities and equity
Current liabilities:
Accounts payable	999	1,146
Restructuring liabilities - current	60	74
Accrued liabilities	1,219	747
Short-term debt	1,107	751

Total current liabilities	3,385	2,718

Non-current liabilities:
Long-term debt	6,247	5,814
Restructuring liabilities	5	15
Deferred tax liabilities	450	701
Other non-current liabilities	753	1,085
Total non-current liabilities	7,455	7,615
Equity:
Non-controlling interests	185	189
Stockholders’ equity:
Preferred stock, par value €0.20 per share:
Authorized: 645,754,500 (2017: 645,754,500 shares)
Issued: none
Common stock, par value €0.20 per share:
Authorized: 430,503,000 shares (2017: 430,503,000 shares)
Issued and fully paid: 328,702,719 shares (2017: 346,002,862 shares)	67	71
Capital in excess of par value	15,460	15,960
Treasury shares, at cost: 35,913,021 shares (2017: 3,078,470 shares)	(3,238)	(342)
Accumulated other comprehensive income (loss)	123	177
Accumulated deficit	(1,907)	(2,339)
Total Stockholders’ equity	10,505	13,527
Total equity	10,690	13,716
Total liabilities and equity	21,530	24,049

See accompanying notes to the Consolidated Financial Statements.

NXP Semiconductors N.V.

Consolidated Statements of Cash Flows

($ in millions, unless otherwise stated)	For the years ended December 31,
	2018	2017	2016
Cash flows from operating activities:
Net income (loss)	2,258	2,272	259
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	1,987	2,173	2,205
Share-based compensation	314	281	338
Excess tax benefits from share-based compensation plans	-	-	(5)
Amortization of discount on debt	42	40	34
Amortization of debt issuance costs	10	12	16
Net (gain) loss on sale of assets	-	(1,615)	(11)
(Gain) loss on extinguishment of debt	26	41	32
Results relating to equity-accounted investees	(54)	(22)	(11)
Deferred tax expense (benefit)	(211)	(797)	(925)
Changes in operating assets and liabilities:
(Increase) decrease in receivables and other current assets	187	31	(51)
(Increase) decrease in inventories	(65)	(120)	568
Increase (decrease) in accounts payable and accrued liabilities	(129)	225	(156)
Decrease (increase) in other non-current assets	(22)	(100)	5
Exchange differences	14	30	15
Other items	12	(4)	(10)
Net cash provided by (used for) operating activities	4,369	2,447	2,303
Cash flows from investing activities:
Purchase of identified intangible assets	(50)	(66)	(59)
Capital expenditures on property, plant and equipment	(611)	(552)	(389)
Proceeds from disposals of property, plant and equipment	1	2	1
Purchase of interests in businesses, net of cash acquired	(18)	-	(202)
Proceeds from sale of interests in businesses, net of cash divested	159	2,682	20
Purchase of available-for-sale securities	(9)	-	-
Proceeds from the sale of securities	2	-	-
Proceeds from return of equity investment	4	-	-
Other	-	6	2
Net cash provided by (used for) investing activities	(522)	2,072	(627)
Cash flows from financing activities:
Repayments of short-term debt	(1,000)	-	(6)
Proceeds from the issuance of short-term debt	1,000	-	-
Amounts drawn under the revolving credit facility	-	-	200
Repayments under the revolving credit facility	-	-	(200)
Repurchase of long-term debt	(1,273)	(2,728)	(3,295)
Principal payments on long-term debt	(1)	(16)	(38)
Proceeds from the issuance of long-term debt	1,997	-	3,259
Cash paid for debt issuance costs	(23)	-	(26)
Cash paid for terminated acquisition adjustment event	(60)	-	-
Dividends paid to non-controlling interests	(54)	(89)	(126)
Dividends paid to common stockholders	(74)	-	-
Cash proceeds from exercise of stock options	39	233	115
Purchase of treasury shares and restricted stock unit withholdings	(5,006)	(286)	(1,280)
Cash paid on behalf of shareholders for tax on repurchased shares	(142)	-	-
Excess tax benefits from share-based compensation plans	-	-	5
Net cash provided by (used for) financing activities	(4,597)	(2,886)	(1,392)
Effect of changes in exchange rates on cash positions	(8)	20	(4)
Increase (decrease) in cash and cash equivalents	(758)	1,653	280
Cash and cash equivalents at beginning of period	3,547	1,894	1,614
Cash and cash equivalents at end of period	2,789	3,547	1,894

See accompanying notes to the Consolidated Financial Statements.

NXP Semiconductors N.V.

Consolidated Statements of Cash Flows (Continued)

($ in millions, unless otherwise stated)	For the years ended December 31,
	2018	2017	2016
Supplemental disclosures to the consolidated cash flows
Net cash paid during the period for:
Interest	177	245	348
Income taxes	188	356	67
Net gain (loss) on sale of assets:
Cash proceeds from the sale of assets	-	2,688	21
Book value of these assets	-	(1,073)	(10)
	-	1,615	11
Non-cash adjustment related to the adoption of ASC 606:
Receivables	(36)	-	-
Inventories	22	-	-
Non-cash investing and financing information:
Assets received in lieu of cash from the sale of businesses:
Exchange of Term Loan B for Term Loan F	-	-	1,422

See accompanying notes to the Consolidated Financial Statements.

NXP Semiconductors N.V.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2018, 2017 and 2016

($ in millions, unless otherwise stated)	Outstanding number of shares (in thousands)	Common stock	Capital in excess of par value	Treasury shares at cost	Accumulated other comprehensive income (loss)	Accumulated deficit	Total stockholders’ equity	Non- controlling interests	Total equity
Balance as of December 31, 2015	342,003	68	15,150	(342)	181	(3,542)	11,515	288	11,803

Net income (loss)						200	200	59	259
Other comprehensive income					(147)		(147)		(147)
Share-based compensation plans			336				336		336
Excess tax benefits from share-based compensation plans			21				21		21
Shares issued pursuant to stock awards	8,927			707		(592)	115		115
Treasury shares and restricted stock unit withholdings	(15,538)			(1,280)			(1,280)		(1,280)
Dividends non-controlling interests								(126)	(126)
Reclassification of Warrants			168				168		168
Other		3	4				7		7
Balance as of December 31, 2016	335,392	71	15,679	(915)	34	(3,934)	10,935	221	11,156

Net income (loss)						2,215	2,215	57	2,272
Other comprehensive income					143		143		143
Share-based compensation plans			281				281		281
Shares issued pursuant to stock awards	10,054			859		(626)	233		233
Treasury shares and restricted stock unit withholdings	(2,522)			(286)			(286)		(286)
Dividends non-controlling interests								(89)	(89)
Cumulative effect adjustments						6	6		6
Balance as of December 31, 2017	342,924	71	15,960	(342)	177	(2,339)	13,527	189	13,716

Net income (loss)						2,208	2,208	50	2,258
Other comprehensive income					(57)		(57)		(57)
Share-based compensation plans			311				311		311
Shares issued pursuant to stock awards	4,242			457		(418)	39		39
Treasury shares and restricted stock unit withholdings	(37,076)			(3,353)			(3,353)		(3,353)
Treasury shares, retired	(17,300)	(4)	(811)			(838)	(1,653)		(1,653)
Shareholder tax on repurchased shares						(381)	(381)		(381)
Dividends non-controlling interests								(54)	(54)
Dividends common stock						(147)	(147)		(147)
Cumulative effect adjustments					3	8	11		11
Balance as of December 31, 2018	292,790	67	15,460	(3,238)	123	(1,907)	10,505	185	10,690

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

On December 6, 2018, NXP B.V., together with NXP Funding LLC, issued $1 billion of 4.875% Senior Unsecured Notes due March 1, 2024, $500 million of 5.350% Senior Unsecured Notes due March 1, 2026 and $500 million of 5.550% Senior Unsecured Notes due December 1, 2028. NXP used a portion of the net proceeds from the offering of these notes to repay the Bridge Loan, as described below. NXP intends to use the remaining proceeds for general corporate purposes, which may include the repurchase of additional shares of its stock.

On September 19, 2018, NXP B.V., together with NXP Funding LLC, entered into a $1 billion senior unsecured bridge term credit facility agreement under which an aggregate principal amount of $1 billion of term loans (the “Bridge Loan”) was borrowed. The Bridge Loan was to mature on September 18, 2019 and the interest at a LIBOR rate plus an applicable margin of 1.5 percent. NXP used the net proceeds of the Bridge Loan for general corporate purposes as well as to finance a portion of its announced equity buy-back program. On December 6, 2018, the Bridge Loan was repaid in full, as described above.

On September 10, 2018, NXP announced the initiation of a Quarterly Dividend Program under which the Company will pay a regular quarterly cash dividend. Accordingly, interim dividends of $0.25 per ordinary share were paid on October 5, 2018 and January 7, 2019.

On July 26, 2018, NXP received notice from Qualcomm Incorporated (“Qualcomm”) that Qualcomm had terminated, effective immediately, the purchase agreement between NXP and an affiliate of Qualcomm following the inability to obtain the required approval for the transaction from the State Administration for Market Regulation (SAMR) of the People’s Republic of China prior to the end date stipulated by the parties under the purchase agreement.

On July 26, 2018, NXP received $2 billion in termination compensation per the terms of the purchase agreement. Effective July 26, 2018, subsequent to the termination of the Purchase Agreement, the board of directors of NXP, as authorized by its annual general meeting of shareholders on June 22, 2018 (the “June 2018 AGM”), authorized the repurchase of $5 billion of the Company’s stock. Using the same authorization by the June 2018 AGM, the Board of Directors of NXP authorized the additional repurchase of approximately 15 million shares effective November 1, 2018. As of year-end 2018, NXP repurchased 54.4 million shares, for a total of approximately $5 billion. On November 16, 2018, the Company, as authorized by its June 2018 AGM, cancelled 5% (representing 17,300,143 shares) of the issued number of NXP shares. As a result, the number of issued NXP shares as per November 16, 2018 is 328,702,719 shares.

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

Foreign currencies

The Company uses the U.S. dollar as its reporting currency. The functional currency of the holding company is the U.S. dollar. As of January 1, 2017, as a result of internal reorganizations, NXP changed the functional currency of the principal Netherlands subsidiary to the U.S. dollar. For consolidation purposes, the financial statements of the entities within the Company with a functional currency other than the U.S. dollar, are translated into U.S. dollars. Assets and liabilities are translated using the exchange rates on the applicable balance sheet dates. Income and expense items in the statements of operations, statements of comprehensive income and statements of cash flows are translated at monthly exchange rates in the periods involved.

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

	$ per € 1
	period end	average(1)	high	low
2018	1.1451	1.1794	1.1352	1.2431
2017	1.1932	1.1310	1.0474	1.1932
2016	1.0474	1.1065	1.0474	1.1423

(1)	The average of the noon-buying rate at the end of each fiscal month during the period presented.

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

The gross notional amounts of the Company’s foreign currency derivatives by currency were as follows:

	2018	2017
Euro	1,100	696
Chinese renminbi	127	132
Japanese yen	21	29
Malaysian ringgit	82	89
Singapore dollar	57	64
Swiss franc	25	34
Taiwan dollar	102	122
Thai baht	75	68
Other	51	16

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

Dividends to shareholders

Dividends to the Company’s shareholders are charged to retained earnings when the dividends are approved.

Stock repurchases and retirement

For each reacquisition of common stock, the number of shares and the acquisition price for those shares is added to the existing treasury stock count and total value. When treasury shares are retired, the Company's policy is to allocate the excess of the repurchase price over the par value of shares acquired to both Retained Earnings and Capital in Excess of Par. The portion allocated to Capital in Excess of Par is calculated by applying a percentage, determined by dividing the number of shares to be retired by the number of shares issued, to the balance of Capital in Excess of Par as of the retirement date.

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

Revenue recognition

The Company recognizes revenue under the core principle to depict the transfer of control to customers in an amount reflecting the consideration the Company expects to be entitled. In order to achieve that core principle, the Company applies the following five step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied.

The vast majority of the Company’s revenue is derived from the sale of semiconductor products to distributors, Original Equipment Manufacturers (“OEMs”) and similar customers. In determining the transaction price, the Company evaluates whether the price is subject to refund or adjustment to determine the consideration to which the Company expects to be entitled. Variable consideration is estimated and includes the impact of discounts, price protection, product returns and distributor incentive programs. The estimate of variable consideration is dependent on a variety of factors, including contractual terms, analysis of historical data, current economic conditions, industry demand and both the current and forecasted pricing environments. The process of evaluating these factors requires estimates, including, but not limited to, forecasted demand, returns, pricing assumptions and inventory levels. The estimate of variable consideration is not constrained because the Company has extensive experience with these contracts.

Revenue is recognized when control of the product is transferred to the customer (i.e., when the Company’s performance obligation is satisfied), which typically occurs at shipment. In determining whether control has transferred, the Company considers if there is a present right to payment and legal title, and whether risks and rewards of ownership having transferred to the customer.

For sales to distributors, revenue is recognized upon transfer of control to the distributor. For some distributors, contractual arrangements are in place which allow these distributors to return products if certain conditions are met. These conditions generally relate to the time period during which a return is allowed and reflect customary conditions in the particular geographic market. Other return conditions relate to circumstances arising at the end of a product life cycle, when certain distributors are permitted to return products purchased during a pre-defined period after the Company has announced a product’s pending discontinuance. These return rights are a form of variable consideration and are estimated using the most likely method based on historical return rates in order to reduce revenues recognized. However, long notice periods associated with these announcements prevent significant amounts of product from being returned. For sales where return rights exist, the Company has determined, based on historical data, that only a very small percentage of the sales of this type to distributors is actually returned. Repurchase agreements with OEMs or distributors are not entered into by the Company.

Sales to most distributors are made under programs common in the semiconductor industry whereby distributors receive certain price adjustments to meet individual competitive opportunities. These programs may include credits granted to distributors, or allow distributors to return or scrap a limited amount of product in accordance with contractual terms agreed upon with the distributor, or receive price protection credits when our standard published prices are lowered from the price the distributor paid for product still in its inventory. In determining the transaction price, the Company considers the price adjustments from these programs to be variable consideration that reduce the amount of revenue recognized. The Company’s policy is to estimate such price adjustments using the most likely method based on rolling historical experience rates, as well as a prospective view of products and pricing in the distribution channel for distributors who participate in our volume rebate incentive program. We continually monitor the actual claimed allowances against our estimates, and we adjust our estimates as appropriate to reflect trends in pricing environments and inventory levels. The estimates are also adjusted when recent historical data does not represent anticipated future activity. Historically, actual price adjustments for these programs relative to those estimated have not materially differed.

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

Other income (expense)

Other income (expense) primarily consists of gains and losses related to divestment of activities and subsidiaries, as well as gains and losses related to the sale of long-lived assets and other non-core operating items.

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

The income tax benefit from a tax position is recognized only if it is more likely than not that the tax position will be sustained upon examination by the relevant taxing authorities. The income tax benefit recognized is measured based on the largest benefit that is more than 50 percent likely to be realized upon resolution of the uncertainty. A liability for unrecognized tax benefits and the related interest and penalties is recorded under accrued liabilities and other non-current liabilities in the balance sheet based on the timing of the expected payment. Penalties related to income taxes are recorded as income tax expense, whereas interest is reported as financial expense in the statement of operations.

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

We sell our products to OEMs and to distributors in various markets, who resell these products to OEMs, or their subcontract manufacturers. One of our distributors accounted for 14% of our revenue in 2018, 15% in 2017 and 13% in 2016. One other distributor accounted for 10% of our revenue in 2018 and less than 10% of our revenue in 2017 and 2016. No other distributor accounted for greater than 10% of our revenue for 2018, 2017 or 2016. One OEM for which we had direct sales to accounted for 11% of our revenue in 2018, 11% in 2017 and less than 10% in 2016. No other individual OEM for which we had direct sales to accounted for more than 10% of our revenue for 2018, 2017 or 2016.

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

Accounting standards adopted in 2018

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), as modified by subsequently issued ASUs, which supersedes all existing revenue recognition requirements, including most industry-specific guidance. The new standard requires a company to recognize revenue when it transfers goods or services to customers in an amount that reflects the consideration that the company expects to receive for those goods or services. The Company adopted this standard on January 1, 2018, using the modified retrospective transition method applied to those contracts which were not completed as of January 1, 2018. Comparative information for prior periods has not been restated and continues to be reported under the accounting standards in effect for those periods. The cumulative effect of initially applying the new standard was recognized as a net increase of $14 million to the opening balance of retained earnings, driven from the acceleration of revenue recognition for contracts with products that have no alternative use and an enforceable right to payment for performance completed to date. We expect the impact of the adoption to be immaterial to our net income on an ongoing basis.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall: Recognition and Measurement of Financial Assets and Financial Liabilities (Subtopic 825-10). The new standard requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income, requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes, requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset, and eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost. The new standard became effective for us on January 1, 2018. The adoption of this guidance did not have a material impact on our financial position or results of operations.

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 addresses how certain cash receipts and cash payments are presented and classified in the statement of cash flows under Topic 230, Statement of Cash flow, and other Topics. ASU 2016-15 became effective for us on January 1, 2018. The adoption of this guidance did not have a material impact on our statement of cash flows.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. ASU 2017-01 introduces a screen to determine when an integrated set of assets and activities is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated as a business. ASU 2017-01 became effective for us on January 1, 2018. The adoption of this guidance did not have a material impact on our financial position or results of operations.

In March 2017, the FASB issued ASU 2017-07, Compensation – Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost (“net benefit cost”). The ASU requires that the service cost component be presented separately from the other components of net benefit cost. Services costs should be presented with other employee compensation costs within operations or capitalized in inventory or other assets in accordance to the company’s accounting policies. The other components of net benefit costs should be presented separately outside of a subtotal of income from operations, if one is presented. ASU 2017-07 became effective for us on January 1, 2018. The adoption of this guidance did not have a material impact on our financial position or results of operations.

New standards to be adopted after 2018

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The new standard requires lessees to recognize almost all leases on their balance sheet as a right-of-use asset and a lease liability. For income statement purposes, the FASB retained a dual model, requiring leases to be classified as either operating or finance. Lessor accounting is similar to the current model, but updated to align with certain changes to the lessee model and the new revenue recognition standard. Existing sale-leaseback guidance, including guidance for real estate, is replaced with a new model applicable to both lessees and lessors. In July 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842 Leases, and ASU 2018-11, Leases (Topic 842): Targeted Improvements. ASU 2018-11 clarifies narrow aspects of Topic 842 and is not expected to have a significant effect on entities applying Topic 842. ASU 2018-11 provides entities with an additional transition method to adopt the new leases standard. Under the new transition method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The new standard will be effective for us on January 1, 2019, and the Company will apply the new transition method in ASU 2018-11. The Company elected the package of practical expedients to not reassess prior conclusions related to contracts containing leases, lease classification and initial direct costs. The most significant impact of adopting ASC 842 will relate to recording lease asset and related liabilities on our balance sheet, which the Company does not expect to have a material impact on our financial position or results of operations.

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

In August 2018, the FASB issued ASU 2018-13, Fair Value measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes certain disclosure requirements, including the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and the valuation processes for Level 3 fair value measurements. ASU 2018-13 also adds disclosure requirements, including changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements, and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. ASU 2018-13 is effective for annual reporting periods, and interim periods therein, beginning after December 15, 2019, with early adoption permitted. The amendments on changes in unrealized gains and losses, and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The Company does not expect the adoption of this guidance to have a material impact on our financial statement disclosures.

In August 2018, the FASB issued ASU 2018-14, Compensation – Retirement Benefits – Defined Benefit Plans – General (Subtopic 715-20): Disclosure Framework – Changes to the Disclosure Requirements for Defined Benefit Plans. ASU 2018-14 removes disclosures that no longer are considered cost beneficial, clarifies the specific requirements of disclosures, and adds disclosure requirements identified as relevant. ASU 2018-14 should be applied on a retrospective basis to all periods presented and is effective for annual reporting periods beginning after December 15, 2020, with early adoption permitted. The Company does not expect the adoption of this guidance to have a material impact on our financial statement disclosures.

In August 2018, the FASB issued ASU 2018-15, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. ASU 2018-15 requires a customer in a hosting arrangement that is a service contract to follow the guidance in Subtopic 350-40 to determine which implementation costs to capitalize as an asset related to the service contract and which costs to expense. Therefore, a customer in a hosting arrangement that is a service contract determines which project stage an implementation activity relates to. Costs for implementation activities in the application development stage are capitalized depending on the nature of the costs, while costs incurred during the preliminary project and post-implementation stages are expensed as the activities are performed. ASU 2018-15 also requires the customer to expense the capitalized implementation costs over the term of the hosting arrangement, and to apply the existing impairment guidance in Subtopic 350-40 to the capitalized implementation costs as if the costs were long-lived assets. ASU 2018-15 can be applied either retrospectively or prospectively and is effective for annual reporting periods beginning after December 15, 2019, and interim periods therein, with early adoption permitted. The Company does not expect the adoption of this guidance to have a material impact on our financial position or results of operations.

3 Acquisitions and Divestments

2018

There were no material acquisitions during 2018. On July 10, 2018, NXP completed the sale of its 40% equity interest of Suzhou ASEN Semiconductors Co., Ltd. to J&R Holding Limited, receiving $127 million in cash proceeds. The net gain realized on the sale of $51 million is included in the Statement of Operations in the line item “Results relating to equity-accounted investees”.

In June 2018, NXP completed the sale of 24% of its equity interest in WeEn to Tianjin Ruixin Semiconductor Industry Investment Centre LLP, receiving $32 million in cash proceeds. At December 31, 2018, due to the intended sale of the remaining interest in WeEn, NXP transferred the remaining holding to other current assets.

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

4 Supplemental Financial Information

Statement of Operations Information

Disaggregation of revenue

The following table presents revenue disaggregated by sales channel:

	2018	20171)	20161)
Distributors	4,865	4,734	4,644
Original Equipment Manufacturers and Electronic Manufacturing Services	4,157	4,129	4,662
Other 2)	385	393	192
Total	9,407	9,256	9,498

1)	As noted above, prior period amounts have not been adjusted for the impact of adopting ASC 606 under the modified retrospective method.
2)	Represents revenues in Corporate and Other for other services.

Depreciation, amortization and impairment

Depreciation and amortization, including impairment charges, are as follows:

	2018	2017	2016
Depreciation of property, plant and equipment	478	611	609
Amortization of internal use software	8	21	24
Amortization of other identified intangible assets (*)	1,501	1,541	1,572
	1,987	2,173	2,205

(*)

For the period ending December 31, 2017, the amount includes IPR&D impairment charges of $23 million, of which $16 million related to assets acquired from Freescale. For the period ending December 31, 2016, the amount included impairment charges relative to IPR&D acquired as part of the acquisition of Freescale of $89 million.

Depreciation of property, plant and equipment is primarily included in cost of revenue.

Other income (expense)

	2018	2017	2016
Result on disposal of businesses	39	1,572	8
Result on disposal of properties	1	1	1
Other income (expense)	1,961	2	-
	2,001	1,575	9

Financial income (expense)

	2018	2017	2016
Interest income	48	27	11
Interest expense	(273)	(310)	(408)
Total interest expense, net	(225)	(283)	(397)
Net gain (loss) on extinguishment of debt	(26)	(41)	(32)
Foreign exchange rate results	(14)	(30)	(15)
Miscellaneous financing costs/income, net (*)	(70)	(12)	(9)
Total other financial income (expense)	(110)	(83)	(56)
Total	(335)	(366)	(453)

(*)

For the period ending December 31, 2018, the amount includes one-time charges ($60 million) on certain financial instruments for compensation related to an adjustment event required by the termination of the Qualcomm Purchase Agreement.

Equity-accounted investees

Results related to equity-accounted investees at the end of each period were as follows:

	2018	2017	2016
Company’s share in income (loss)	7	17	11
Other results	52	36	-
	59	53	11

The total carrying value of investments in equity-accounted investees is summarized as follows:

	2018		2017
	Shareholding %	Amount	Shareholding %	Amount
ASEN	-	-	40	66
WeEn	-	-	49	65
Others		13		15
		13		146

Investments in equity-accounted investees are included in Corporate and Other.

In July 2018, we completed the sale of our 40% equity interest in Suzhou ASEN Semiconductors Co., Ltd., receiving $127 million in cash proceeds.

In June 2018, we completed the sale of 24% of our equity interest in WeEn, receiving $32 million in cash proceeds. At December 31, 2018, due to the intended sale of the remaining interest in WeEn, NXP transferred the remaining holding to other current assets.

On April 19, 2017, we sold our shares in Advanced Semiconductor Manufacturing Corporation Ltd. (ASMC), representing a 27.47 percent ownership, for a total consideration of $54 million. The gain on the sale of $31 million is included in the Statement of Operations in the line item “Results relating to equity-accounted investees”.

Balance Sheet Information

Cash and cash equivalents

At December 31, 2018 and December 31, 2017, our cash balance was $2,789 million and $3,547 million, respectively, of which $140 million and $250 million was held by SSMC, our consolidated joint venture company with TSMC. Under the terms of our joint venture agreement with TSMC, a portion of this cash can be distributed by way of a dividend to us, but 38.8% of the dividend will be paid to our joint venture partner. During 2018, a dividend of $139 million (2017: $228 million) has been paid by SSMC.

5 Restructuring Charges

At each reporting date, we evaluate our restructuring liabilities, which consist primarily of termination benefits, to ensure that our accruals are still appropriate. During 2018 and 2017, there were no new restructuring programs.

During 2016, we recognized $52 million of employee severance costs in our restructuring liabilities, which was primarily related to specific targeted actions.

The following table presents the changes in the position of restructuring liabilities in 2018 by segment:

	Balance January 1, 2018	Additions	Utilized	Released	Other changes(1)	Balance December 31, 2018
HPMS	86	5	(25)	-	(4)	62
Corporate and Other	3	-	-	-	-	3
	89	5	(25)	-	(4)	65

(1)	Other changes primarily related to translation differences and internal transfers.

The total restructuring liability as of December 31, 2018 of $65 million is classified in the balance sheet under current liabilities ($60 million) and non-current liabilities ($5 million).

The utilization of the restructuring liabilities mainly reflects the execution of ongoing restructuring programs the Company initiated in earlier years.

The following table presents the changes in the position of restructuring liabilities in 2017 by segment:

	Balance January 1, 2017	Additions	Utilized	Released	Other changes(1)	Balance December 31, 2017
HPMS	148	7	(65)	(16)	12	86
SP	3	-	-	-	(3)	-
Corporate and Other	-	-	-	-	3	3
	151	7	(65)	(16)	12	89

(1)	Other changes primarily related to translation differences and internal transfers.

The total restructuring liability as of December 31, 2017 of $89 million is classified in the balance sheet under current liabilities ($74 million) and non-current liabilities ($15 million).

The utilization of the restructuring liabilities mainly reflects the execution of ongoing restructuring programs the Company initiated in earlier years.

The components of restructuring charges less releases recorded in the liabilities in 2018, 2017 and 2016 are as follows:

	2018	2017	2016
Personnel lay-off costs	4	7	52
Other exit costs	2	10	19
Release of provisions/accruals	-	(16)	(3)
Net restructuring charges	6	1	68

The restructuring charges less releases recorded in operating income are included in the following line items in the statement of operations:

	2018	2017	2016
Cost of revenue	-	3	18
Selling, general and administrative	7	10	9
Research & development	-	(12)	41
Other income (expense)	(1)	-	-
Net restructuring charges	6	1	68

6 Income Taxes

In 2018, NXP generated income before income taxes of $2,375 million (2017: income of $1,736 million; 2016: loss of $603 million). The components of income (loss) before income taxes are as follows:

	2018	2017	2016
Netherlands	2,570	1,679	537
Foreign	(195)	57	(1,140)
	2,375	1,736	(603)

The components of the benefit (expense) for income taxes are as follows:

	2018	2017	2016
Current taxes:
Netherlands	(296)	(179)	(7)
Foreign	(91)	(135)	(67)
	(387)	(314)	(74)
Deferred taxes:
Netherlands	2	(259)	205
Foreign	209	1,056	720
	211	797	925
Total benefit (expense) for income taxes	(176)	483	851

A reconciliation of the statutory income tax rate in the Netherlands as a percentage of income (loss) before income taxes and the effective income tax rate is as follows:

(in percentages)	2018		2017	2016
Statutory income tax in the Netherlands	25.0		25.0	25.0

Rate differential local statutory rates versus statutory rate of the Netherlands	0.8		(4.5)	24.2
Net change in valuation allowance	0.4		1.1	72.6
Non-deductible expenses/losses	2.7		2.2	(7.0)
Sale of non-deductible goodwill	-		3.8	-
The U.S. Tax Cuts and Jobs Act	(0.1)	1)	(42.3)	-
Tax on gains related to internal corporate reorganization transaction	-		-	(10.3)
Netherlands tax incentives	(10.6)		(7.5)	17.9
Foreign tax incentives	(3.7)		(4.7)	13.0
Adjustments of prior years' income taxes	(3.5)		(0.3)	0.1
Other differences	(3.6)		(0.6)	5.6
Effective tax rate	7.4%		(27.8%)	141.1%
1) This is only relating to the 2017 income tax provision.

We recorded an income tax expense of $176 million in 2018, which reflects an effective tax rate of 7.4% compared to a benefit of $483 million (27.8%) in 2017. The effective tax rate reflects the impact of tax incentives, a portion of our earnings being taxed in foreign jurisdictions at rates different than the Netherlands statutory tax rate, adjustments of prior years’ income taxes and the mix of income and losses in various jurisdictions. The impact of these items results in offsetting factors that attribute to the change in the effective tax rate between the two periods, with the significant drivers outlined below:

•

The U.S. Tax Cuts and Jobs Act is the primary driver for the change between the two periods as a result of the one-time benefit of $734 million we received in 2017, which only had an impact of an additional income tax benefit of $3 million in 2018.

•

The Netherlands tax incentives increased in 2018 due to the fact that NXP reached an agreement with the Dutch tax authorities relative to the application of the Dutch innovation box regime to the taxable income attributable to the Netherlands. In addition to this, in 2018, NXP received a break-up fee from Qualcomm of $2,000 million which helped drive a higher income before tax in 2018 than in 2017, even though in 2017 NXP had realized a gain of $1,597 million on the divestment of SP business.

•

The adjustments to prior years’ income taxes increased in 2018 as a result of the aforementioned agreement which is effective from January 1, 2017. As such, the Company was able to refine its estimate of the Dutch tax liability, recognizing an additional income tax benefit of $67 million in 2018.

•	The other differences in 2018 relate primarily to a tax benefit on the liquidation of a former investment of $45 million.

On December 22, 2017, the President of the United States signed into law what is informally called the Tax Cuts and Jobs Act, a comprehensive U.S. tax reform package that was effective January 1, 2018. Under the accounting rules, companies are required to recognize the effects of changes in tax laws and tax rates on deferred tax assets and liabilities in the period in which the new legislation is enacted. The effects of the Tax Cuts and Jobs Act on NXP’s 2017 Financial Statements was an income tax benefit of $734 million. In Q4 2018, the analysis of the enactment date impact of the Tax Cuts and Jobs Act was finalized. Accordingly, an additional income tax benefit of $3 million was recorded in the year ended December 31, 2018.

The Company benefits from income tax holidays in certain jurisdictions which provide that we pay reduced income taxes in those jurisdictions for a fixed period of time that varies depending on the jurisdiction. The predominant income tax holiday is expected to expire at the end of 2026. The impact of this tax holiday decreased foreign income taxes by $21 million in 2018 (2017: $23 million; 2016: $24 million). The benefit of this tax holiday on net income per share (diluted) was $0.06 in 2018 (2017: $0.07; 2016: $0.07).

Deferred tax assets and liabilities

The principal components of deferred tax assets and liabilities are presented below:

	2018	2017
Operating loss and tax credit carryforwards	598	621
Disallowed interest carryforwards	117	156
Other accrued liabilities	83	100
Pensions	83	93
Share-based compensation	18	25
Restructuring liabilities	12	16
Receivables	83	71
Inventories	2	3
Other assets	2	2
Total Gross Deferred Tax Assets	998	1,087
Valuation Allowance	(145)	(140)
Total Net Deferred Tax Assets	853	947

Intangible assets (including purchase accounting basis difference)	(867)	(1,161)
Undistributed earnings of foreign subsidiaries	(96)	(109)
Property, plant and equipment (including purchase accounting basis difference)	(47)	(54)
Total Deferred Tax Liabilities	(1,010)	(1,324)
Net Deferred Tax Position	(157)	(377)

The classification of the deferred tax assets and liabilities in the Company’s Consolidated Balance Sheets is as follows:

	2018	2017
Deferred tax assets within other non-current assets	293	324
Deferred tax liabilities within non-current liabilities	(450)	(701)
	(157)	(377)

The Company has significant deferred tax assets resulting from net operating loss carryforwards, tax credit carryforwards and deductible temporary differences that may reduce taxable income or income taxes payable in future periods. Valuation allowances have been established for deferred tax assets based on a “more likely than not” threshold. The realization of our deferred tax assets depends on our ability to generate sufficient taxable income within the carryback or carryforward periods provided for in the tax law for each applicable tax jurisdiction. The valuation allowance increased by $5 million during 2018 (2017: $13 million increase).

We consider all available evidence in forming a judgement regarding the valuation allowance as of December 31, 2018, including events that occur subsequent to year end but prior to the issuance of the financial statements. The deferred tax assets are recognized to the extent that we consider it more likely than not that these assets will be realized. In making such a determination, we consider all available positive and negative evidence, including reversal of existing temporary differences, projected future taxable income and tax planning strategies.

At December 31, 2018 tax loss carryforwards of $795 million (inclusive of $228 million of U.S. state tax losses) will expire as follows:

	Balance	Scheduled expiration
	December 31,
	2018	2019	2020	2021	2022	2023	2024-2028	later	unlimited
Tax loss carryforwards	795	22	6	1	16	3	129	181	437

The Company also has tax credit carryforwards of $571 million (excluding the effect of unrecognized tax benefits), which are available to offset future tax, if any, and which will expire as follows:

	Balance	Scheduled expiration
	December 31,
	2018	2019	2020	2021	2022	2023	2024-2028	later	unlimited
Tax credit carryforwards	571	12	16	1	11	10	186	281	54

The net income tax payable (excluding the liability for unrecognized tax benefits) as of December 31, 2018 amounted to $154 million (2017: net income tax receivable of $59 million) and includes amounts directly receivable from or payable to tax authorities.

The Company does not indefinitely reinvest the undistributed earnings of its subsidiaries. Consequently, the Company has recognized a deferred tax liability of $96 million at December 31, 2018 (2017: $109 million) for the additional income taxes and withholding taxes payable upon the future remittances of these earnings of foreign subsidiaries.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2018	2017	2016
Balance as of January 1,	177	146	149
Translation differences	(4)	4	1
Decreases from activities which are held for sale	-	-	(7)
Increases from tax positions taken during prior periods	7	19	1
Decreases from tax positions taken during prior periods	(17)	-	(3)
Increases from tax positions taken during current period	7	10	9
Decreases relating to settlements with the tax authorities	(5)	(2)	(4)
Balance as of December 31,	165	177	146

Of the total unrecognized tax benefits at December 31, 2018, $138 million, if recognized, would impact the effective tax rate. All other unrecognized tax benefits, if recognized, would not affect the effective tax rate as these would be offset by compensating adjustments in the Company’s deferred tax assets that would be subject to valuation allowance based on conditions existing at the reporting date.

The Company classifies interest related to an underpayment of income taxes as financial expense and penalties as income tax expense. The total related interest and penalties recorded during the year 2018 amounted to a $3 million benefit (expense 2017: $6 million; 2016: $2 million). As of December 31, 2018 the Company has recognized a liability for related interest and penalties of $14 million (2017: $17 million; 2016: $12 million). It is reasonably possible that the total amount of unrecognized tax benefits may significantly increase/decrease within the next 12 months of the reporting date due to, for example, completion of tax examinations. It is estimated that this reasonably possible change will not be significant.

The Company files income tax returns in the Netherlands, the U.S.A. and in various other foreign jurisdictions. Tax filings of our subsidiaries are routinely audited in the normal course of business by tax authorities around the world. Tax years that remain subject to examination by major tax jurisdictions: the Netherlands (2015-2017), Germany (2004-2017), USA (2005-2017), China (2008-2017), Taiwan (2013-2017), Thailand (2013-2017), Malaysia (2011-2017) and India (2004-2017).

7 Earnings per Share

The computation of earnings per share (EPS) is presented in the following table:

	2018	2017	2016
Net income (loss)	2,258	2,272	259
Less: Net income (loss) attributable to non-controlling interests	50	57	59
Net income (loss) attributable to stockholders	2,208	2,215	200

Weighted average number of shares outstanding (after deduction of treasury shares) during the year (in thousands)	325,781	338,646	338,477
Plus incremental shares from assumed conversion of:
Options 1)	1,145	4,517	5,582
Restricted Share Units, Performance Share Units and Equity Rights 2)	1,680	2,639	3,548
Warrants 3)	-	-	-
Dilutive potential common share	2,825	7,156	9,130
Adjusted weighted average number of shares outstanding (after deduction of treasury shares) during the year (in thousands) 1)	328,606	345,802	347,607

EPS attributable to stockholders in $:
Basic net income (loss)	6.78	6.54	0.59
Diluted net income (loss)	6.72	6.41	0.58

1)

Stock options to purchase up to 0.1 million shares of NXP’s common stock that were outstanding in 2018 (2017: 0.1 million shares; 2016: 1.4 million shares) were anti-dilutive and were not included in the computation of diluted EPS because the exercise price was greater than the average fair market value of the common stock or the number of shares assumed to be repurchased using the proceeds of unrecognized compensation expense and exercise prices was greater than the weighted average number of shares underlying outstanding stock options.
2)

Unvested RSU’s, PSU’s and equity rights of 0.9 million shares that were outstanding in 2018 (2017: 0.7 million shares; 2016: 0.9 million shares) were anti-dilutive and were not included in the computation of diluted EPS because the number of shares assumed to be repurchased using the proceeds of unrecognized compensation expense was greater than the weighted average number of outstanding unvested RSU’s, PSU’s and equity rights or the performance goal has not been met.

3)

Warrants to purchase up to 11.2 million shares of NXP’s common stock at a price of $132.55 per share were outstanding in 2018 (2017: 11.2 million shares at a price of $133.32; 2016: 11.2 million shares at a price of $133.32). Upon exercise, the warrants will be net share settled. At the end of 2018, 2017 and 2016, the warrants were not included in the computation of diluted EPS because the warrants’ exercise price was greater than the average fair market value of the common shares.

8 Share-based Compensation

Share-based compensation expense is included in the following line items in our statement of operations:

	2018	2017	2016
Cost of revenue	40	33	49
Research and development	133	122	123
Selling, general and administrative	141	126	166
	314	281	338

The income tax (expense) benefit recognized in net income related to share-based compensation expenses was $27 million (includes $4 million of excess tax benefits), $51 million (includes $27 million of excess tax benefits) and $58 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Long Term Incentive Plans (LTIP’s)

The LTIP was introduced in 2010 and is a broad-based long-term retention program to attract, retain and motivate talented employees as well as align stockholder and employee interests. The LTIP provides share-based compensation (“awards”) to both our eligible employees and non-employee directors. Awards that may be granted include performance shares, stock options and restricted shares. On July 26, 2018, the Company granted PSU awards to certain executives of the Company with a performance measure of Relative Total Shareholder Return (“Relative TSR”). Each PSU, which cliff vests on the third anniversary of the date of grant, entitles the grant recipient to receive from 0 to 2 common shares for each of the target units awarded based on the Relative TSR of the Company's share price as compared to a set of peer companies. The Company estimates the fair value of the PSUs using a Monte Carlo valuation model, utilizing assumptions underlying the Black-Scholes methodology. The grant date fair value was $121.37 per PSU. The fair value of the PSUs is recognized as compensation cost over the service period of 3 years. Awards granted generally will become fully vested upon a termination event occurring within one year following a change in control, as defined. A termination event is defined as either termination of employment or services other than for cause or constructive termination of resulting from a significant reduction in either the nature or scope of duties and responsibilities, a reduction in compensation or a required relocation. The number of shares authorized and available for awards at December 31, 2018 was 2.5 million.

A charge of $307 million was recorded in 2018 for the LTIP (2017: $272 million; 2016: $331 million).

A summary of the activity for our LTIP’s during 2018 is presented below.

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

•	a risk-free interest rate varying from 0.8% to 2.1% (2017: 0.8% to 2.8%; 2016: 0.8% to 2.8%);
•	no expected dividend payments; and
•	a volatility of 40-50% based on the volatility of a set of peer companies. Peer company data has been used given the short period of time our shares have been publicly traded.

Above assumptions were valid at the moment NXP granted option. Changes in the assumptions can materially affect the fair value estimate.

	Stock options	Weighted average exercise price in USD	Weighted average remaining contractual term	Aggregate intrinsic value
Outstanding at January 1, 2018	2,981,033	48.39
Granted	-	-
Exercised	803,391	37.13
Forfeited	73,554	73.43
Outstanding at December 31, 2018	2,104,088	51.81	4.7	49
Exercisable at December 31, 2018	1,583,001	43.14	4.1	48

No options were granted in 2018 and 2017; the weighted average per share grant date fair value of stock options granted in 2016: $34.59.

The intrinsic value of the exercised options was $59 million (2017: $311 million; 2016: $145 million), whereas the amount received by NXP was $30 million (2017: $137 million; 2016: $88 million). The tax benefit realized from stock options exercised during fiscal 2018, 2017, and 2016 was $34 million, $83 million, and $79 million, respectively.

At December 31, 2018, there was a total of $7 million (2017: $25 million) of unrecognized compensation cost related to non-vested stock options. This cost is expected to be recognized over a weighted-average period of 0.8 years (2017: 1.2 years).

Performance share units

Financial performance conditions

	Shares	Weighted average grant date fair value in USD
Outstanding at January 1, 2018	282,938	74.31
Granted	-	-
Vested	41,335	63.53
Forfeited	19,107	86.36
Outstanding at December 31, 2018	222,496	75.28

In 2018, the weighted average grant date fair value of performance share units granted was $121.18 (2017: no PSU’s granted; 2016: $82.53).

Market performance conditions

	Shares	Weighted average grant date fair value in USD
Outstanding at January 1, 2018	37,791	40.28
Granted	1,484,882	121.18
Vested	37,791	40.28
Forfeited	5,896	121.37
Outstanding at December 31, 2018	1,478,986	121.18

The fair value of the performance share units at the time of vesting was $6 million (2017: $39 million; 2016: $147 million).

At December 31, 2018, there was a total of $143 million (2017: $4 million; 2016: $12 million) of unrecognized compensation cost related to non-vested performance share units. This cost is expected to be recognized over a weighted-average period of 2.6 years (2017: 1.3 years; 2016: 1.8 years).

Restricted share units

	Shares	Weighted average grant date fair value in USD
Outstanding at January 1, 2018	6,411,610	101.13
Granted	3,552,823	84.77
Vested	3,083,601	95.61
Forfeited	369,268	102.84
Outstanding at December 31, 2018	6,511,564	94.73

The weighted average grant date fair value of restricted share units granted in 2018 was $84.77 (2017: $115.05; 2016: $98.16). The fair value of the restricted share units at the time of vesting was $263 million (2017: $328 million; 2016: $334 million).

At December 31, 2018, there was a total of $484 million (2017: $483 million; 2016: $422 million) of unrecognized compensation cost related to non-vested restricted share units. This cost is expected to be recognized over a weighted-average period of 1.5 years (2017: 1.6 years; 2016: 1.6 years).

Management Equity Stock Option Plan (“MEP”)

Awards are no longer available under these plans. Current employees who owned vested MEP Options could have exercised such MEP Options during the five-year period subsequent to September 18, 2013, subject to these employees remaining employed by us and subject to the applicable laws and regulations.

No charge was recorded in 2018, 2017 and 2016 for options granted under the MEP.

The following table summarizes the information about changes during 2018 regarding NXP’s MEP Options.

Stock options

	Stock options	Weighted average exercise price in EUR
Outstanding at January 1, 2018	231,924	35.72
Granted	-	-
Exercised	231,924	35.72
Forfeited	-	-
Expired	-	-
Outstanding at December 31, 2018	-	-

The intrinsic value of exercised options was $16 million (2017: $206 million; 2016: $13 million), whereas the amount received by NXP was $9 million (2017: $60 million; 2016: $7 million).

At December 31, 2018, there were no options outstanding (2017: 231,924 vested options with a weighted average exercise price of €35.72; 2016: 2,534,272 vested options with a weighted average exercise price of €23.67).

9 Accounts Receivable, net

Accounts receivable, net are summarized as follows:

	2018	2017
Accounts receivable from third parties	795	882
Allowance for doubtful accounts	(3)	(3)
	792	879

The following table presents accounts receivable, net disaggregated by sales channel:

	2018	2017
Distributors	93	150
Original Equipment Manufacturers and Electronic Manufacturing Services	651	632
Other 1)	48	97
	792	879
1)	Represents accounts receivable, net in Corporate and Other for other services.

10 Inventories, net

Inventories are summarized as follows:

	2018	2017
Raw materials	74	62
Work in process	949	901
Finished goods	256	273
	1,279	1,236

The portion of finished goods stored at customer locations under consignment amounted to $52 million as of December 31, 2018 (2017: $69 million).

The amounts recorded above are net of an allowance for obsolescence of $111 million as of December 31, 2018 (2017: $107 million).

11 Property, Plant and Equipment, net

The following table presents details of the Company’s property, plant and equipment, net of accumulated depreciation:

	Useful Life (in years)	2018	2017
Land		165	166
Buildings	9 to 50	1,246	1,200
Machinery and installations	2 to 10	3,509	3,179
Other Equipment	1 to 5	537	453
Prepayments and construction in progress		278	172
		5,735	5,170
Less accumulated depreciation		(3,299)	(2,875)
Property, plant and equipment, net of accumulated depreciation		2,436	2,295

Land with a book value of $165 million (2017: $166 million) is not depreciated.

There was no significant construction in progress and therefore no related capitalized interest.

12 Identified Intangible Assets

The changes in identified intangible assets were as follows:

Total
Balance as of January 1, 2017:
Cost	9,512
Accumulated amortization/impairment	(2,169)
Book value	7,343
Changes in book value:
Acquisitions/additions	78
Amortization	(1,539)
Impairment	(23)
Translation differences	4
Total changes	(1,480)
Balance as of December 31, 2017:
Cost	9,335
Accumulated amortization/impairment	(3,472)
Book value	5,863
Changes in book value:
Acquisitions/additions	114
Amortization	(1,509)
Translation differences	(1)
Total changes	(1,396)
Balance as of December 31, 2018:
Cost	9,183
Accumulated amortization/impairment	(4,716)
Book value	4,467

Identified intangible assets as of December 31, 2018 and 2017 respectively were composed of the following:

	December 31, 2018		December 31, 2017
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
IPR&D 1)	276	-	687	-
Marketing-related	81	(50)	82	(34)
Customer-related	964	(301)	1,155	(437)
Technology-based	7,862	(4,365)	7,411	(3,001)
Identified intangible assets	9,183	(4,716)	9,335	(3,472)

1)	IPR&D is not subject to amortization until completion or abandonment of the associated research and development effort.

The estimated amortization expense for these identified intangible assets, excluding software, for each of the five succeeding years is:

2019	1,533
2020	1,308
2021	504
2022	418
2023	230

All intangible assets, excluding IPR&D and goodwill, are subject to amortization and have no assumed residual value.

The expected weighted average remaining life of identified intangibles is 4 years as of December 31, 2018.

13 Goodwill

The changes in goodwill in 2018 and 2017 were as follows:

	2018	2017
Balances as of January 1
Cost	9,020	9,029
Accumulated impairment	(154)	(186)
Book value	8,866	8,843
Changes in book value:
Acquisitions	11	-
Purchase accounting and other adjustments related to Freescale acquisition	-	(28)
Translation differences	(20)	51
Total changes	(9)	23
Balances as of December 31
Cost	8,971	9,020
Accumulated impairment	(114)	(154)
Book value	8,857	8,866

No goodwill impairment charges were required to be recognized in 2018 or 2017.

The fair value of the reporting units substantially exceeds the carrying value of the reporting units.

See note 22, “Segments and Geographical Information”, for goodwill by segment and note 3, “Acquisitions and Divestments”.

14 Postretirement Benefit Plans

Pensions

Our employees participate in employee pension plans in accordance with the legal requirements, customs and the local situation in the respective countries. These are defined-benefit pension plans, defined-contribution plans and multi-employer plans.

The Company’s employees in The Netherlands participate in a multi-employer plan, implemented for the employees of the Metal and Electrical Engineering Industry (“Bedrijfstakpensioenfonds Metalektro or PME”) in accordance with the mandatory affiliation to PME effective for the industry in which NXP operates. As this affiliation is a legal requirement for the Metal and Electrical Engineering Industry it has no expiration date. This PME multi-employer plan (a career average plan) covers 1,376 companies and 625,000 participants. The plan monitors its risk on an aggregate basis, not by company or participant and can therefore not be accounted for as a defined benefit plan. The pension fund rules state that the only obligation for affiliated companies will be to pay the annual plan contributions. There is no obligation for affiliated companies to fund plan deficits. Affiliated companies are also not entitled to any possible surpluses in the pension fund.

Every participating company contributes the same fixed percentage of its total pension base, being pensionable salary minus an individual offset. The Company’s pension cost for any period is the amount of contributions due for that period.

The contribution rate for the mandatory scheme will decrease from 25.35% (2018) to 25.02% (2019).

PME multi-employer plan	2018	2017	2016
NXP’s contributions to the plan	34	35	36
(including employees’ contributions)	4	4	4
Average number of NXP’s active employees participating in the plan	2,183	2,271	2,415
NXP’s contribution to the plan exceeded more than 5 percent of the total contribution (as of December 31 of the plan’s year end)	No	No	No

The amount for pension costs included in the statement of operations for the year 2018 was $105 million (2017: $97 million; 2016: $102 million) of which $49 million (2017: $42 million; 2016: $44 million) represents defined-contribution plans and $30 million (2017: $31 million; 2016: $32 million) represents the PME multi-employer plans.

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

The total cost of defined-benefit plans amounted to a cost of $26 million in 2018 (2017: a benefit of $1 million; 2016: a cost of $26 million) consisting of $26 million ongoing cost (2017: $24 million; 2016: $27 million and in 2017 a gain of $25 million from special events resulting from restructurings, divestments, curtailments and settlements; 2016: $1 million).

The table below provides a summary of the changes in the pension benefit obligations and defined-benefit pension plan assets for 2018 and 2017, associated with the Company’s dedicated plans, and a reconciliation of the funded status of these plans to the amounts recognized in the Consolidated Balance Sheets.

	2018	2017
Projected benefit obligation
Projected benefit obligation at beginning of year	651	564
Service cost	16	15
Interest cost	12	11
Actuarial (gains) and losses	(12)	15
Curtailments and settlements	-	(1)
Benefits paid	(31)	(22)
Exchange rate differences	(19)	69
Projected benefit obligation at end of year	617	651
Plan assets
Fair value of plan assets at beginning of year	195	172
Actual return on plan assets	4	8
Employer contributions	38	18
Curtailments and settlements	-	(1)
Benefits paid	(31)	(21)
Exchange rate differences	(5)	19
Fair value of plan assets at end of year	201	195
Funded status	(416)	(456)
Classification of the funded status is as follows
– Accrued pension cost within other non-current liabilities	(407)	(443)
– Accrued pension cost within accrued liabilities	(9)	(13)
Total	(416)	(456)
Accumulated benefit obligation
Accumulated benefit obligation for all Company-dedicated benefit pension plans	578	613
Plans with assets less than accumulated benefit obligation
Funded plans with assets less than accumulated benefit obligation
– Fair value of plan assets	197	190
– Accumulated benefit obligations	348	375
– Projected benefit obligations	376	401
Unfunded plans
– Accumulated benefit obligations	226	233
– Projected benefit obligations	236	243
Amounts recognized in accumulated other comprehensive income (before tax)
Total AOCI at beginning of year	113	91
– Net actuarial loss (gain)	(16)	9
– Exchange rate differences	(3)	13
Total AOCI at end of year	94	113

The weighted average assumptions used to calculate the projected benefit obligations were as follows:

	2018	2017
Discount rate	2.0%	1.9%
Rate of compensation increase	1.8%	1.8%

The weighted average assumptions used to calculate the net periodic pension cost were as follows:

	2018	2017	2016
Discount rate	1.9%	2.0%	2.5%
Expected returns on plan assets	3.0%	3.1%	3.5%
Rate of compensation increase	1.8%	1.9%	2.2%

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

The components of net periodic pension costs were as follows:

	2018	2017	2016
Service cost	16	15	17
Interest cost on the projected benefit obligation	12	11	14
Expected return on plan assets	(6)	(6)	(6)
Amortization of net (gain) loss	4	4	2
Curtailments & settlements	-	(25)	(1)
Net periodic cost	26	(1)	26

A sensitivity analysis shows that if the discount rate increases by 1% from the level of December 31, 2018, with all other variables held constant, the net periodic pension cost would decrease by $3 million. If the discount rate decreases by 1% from the level of December 31, 2018, with all other variables held constant, the net periodic pension cost would increase by $3 million.

The estimated net actuarial loss (gain) and prior service cost that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year (2019) are $3 million and nil respectively.

Plan assets

The actual pension plan asset allocation at December 31, 2018 and 2017 is as follows:

	2018	2017
Asset category:
Equity securities	33%	32%
Debt securities	44%	47%
Insurance contracts	7%	7%
Other	16%	14%
	100%	100%

We met our target plan asset allocation. The investment objectives for the pension plan assets are designed to generate returns that, along with the future contributions, will enable the pension plans to meet their future obligations. The investments in our major defined benefit plans largely consist of government bonds, “Level 2” Corporate Bonds and cash to mitigate the risk of interest fluctuations. The asset mix of equity, bonds, cash and other categories is evaluated by an asset-liability modeling study for our largest plan. The assets of funded plans in other countries mostly have a large proportion of fixed income securities with return characteristics that are aligned with changes in the liabilities caused by discount rate volatility. Total pension plan assets of $201 million include $179 million related to the German and Japanese pension funds.

The following table summarizes the classification of these assets.

	2018			2017
	Level I	Level II	Level III	Level I	Level II	Level III
Equity securities	-	63	-	-	62	-
Debt securities	9	64	-	10	72	-
Insurance contracts	-	14	-	-	13	-
Other	1	16	12	2	16	8
	10	157	12	12	163	8

The Company currently expects to make $12 million of employer contributions to defined-benefit pension plans and $8 million of expected cash payments in relation to unfunded pension plans.

Estimated future pension benefit payments

The following benefit payments are expected to be made (including those for funded plans):

2019	21
2020	18
2021	19
2022	23
2023	23
Years 2024-2028	137

Postretirement health care benefits

In addition to providing pension benefits, NXP provides retiree healthcare benefits in the US which are accounted for as defined-benefit plans. In 2016, NXP also provided retiree healthcare benefits in the U.K. The liability associated with the U.K. benefits was divested in association with the sale of Standard Products during 2017.

The accumulated postretirement benefit obligation at the end of 2018 equals $11 million (2017: $14 million).

15 Debt

Short-term debt

	2018	2017
Short-term bank borrowings	-	-
Current portion of long-term debt (*)	1,107	751
Total	1,107	751

(*)	Net of adjustment for debt issuance costs.

Long-term debt

The following table summarizes the outstanding long-term debt as of December 31, 2018 and 2017:

		2018		2017
	Maturities	Amount	Effective rate	Amount	Effective rate
Fixed-rate 3.75% senior unsecured notes	Jun, 2018	-	3.750	750	3.750
Fixed-rate 4.125% senior unsecured notes	Jun, 2020	600	4.125	600	4.125
Fixed-rate 4.125% senior unsecured notes	Jun, 2021	1,350	4.125	1,350	4.125
Fixed-rate 4.625% senior unsecured notes	Jun, 2022	400	4.625	400	4.625
Fixed-rate 3.875% senior unsecured notes	Sep, 2022	1,000	3.875	1,000	3.875
Fixed-rate 5.75% senior unsecured notes	Mar, 2023	-	5.750	500	5.750
Fixed-rate 4.625% senior unsecured notes	Jun, 2023	900	4.625	900	4.625
Fixed-rate 4.875% senior unsecured notes	Mar, 2024	1,000	4.875	-	-
Fixed-rate 5.35% senior unsecured notes	Mar, 2026	500	5.350	-	-
Fixed-rate 5.55% senior unsecured notes	Dec, 2028	500	5.550	-	-
Fixed-rate 1% cash convertible notes	Dec, 2019	1,150	1.000	1,150	1.000
Floating-rate revolving credit facility	Dec, 2020	-	-	-	-
Total principal		7,400		6,650
Liabilities arising from capital lease transactions		27		29
Unamortized discounts, premiums and debt issuance costs		(31)		(28)
Fair value of embedded cash conversion option		(42)		(86)
Total debt, including unamortized discounts, premiums, debt issuance costs and fair value adjustments		7,354		6,565
Current portion of long-term debt		(1,107)		(751)
Long-term debt		6,247		5,814

	Range of interest rates	Average rate of interest	Principal amount outstanding 2018	Due in 2019	Due after 2019	Due after 2023	Average remaining term (in years)	Principal amount outstanding 2017
USD notes	3.9%-5.8%	4.5%	6,250	-	6,250	2,000	4.3	5,500
2019 Cash Convertible Senior Notes	1.0%	1.0%	1,150	1,150	-	-	0.9	1,150
Revolving Credit Facility (1)	-	-	-	-	-	-	-	-
Bank borrowings	-	-	-	-	-	-	-	-
Liabilities arising from capital lease transactions	4.5%-13.8%	4.6%	27	2	25	19	13.2	29
		4.0%	7,427	1,152	6,275	2,019	3.8	6,679

(1)	We do not have any borrowings under the $600 million Revolving Credit Facility as of December 31, 2018 and 2017.

As of December 31, 2018, the following principal amounts of long-term debt are due in the next 5 years:

2019	1,152
2020	601
2021	1,351
2022	1,402
2023	902
Due after 5 years	2,019
7,427

As of December 31, 2018, the book value of our outstanding long-term debt was $6,247 million, less debt issuance costs of $32 million and plus original issuance/debt premium of $3 million.

As of December 31, 2018, we had no aggregate principal amount of variable interest rate indebtedness under our loan agreements. The remaining tenor of secured debt is on average 3.8 years.

Accrued interest as of December 31, 2018 is $31 million (December 31, 2017: $35 million).

2018 Financing Activities

2024, 2026 and 2028 Senior Unsecured Notes

On December 6, 2018, NXP B.V., together with NXP Funding LLC, issued $1 billion of 4.875% Senior Unsecured Notes due March 1, 2024, $500 million of 5.35% Senior Unsecured Notes due March 1, 2026 and $500 million of 5.55% Senior Unsecured Notes due December 1, 2028. NXP used a portion of the net proceeds of the offering of these notes to repay in full the Bridge Loan on December 6, 2018, as described below. The remaining proceeds will be used for general corporate purposes, which may include the repurchase of additional shares of NXP’s common stock.

2019 Bridge Loan

On September 19, 2018, NXP B.V., together with NXP Funding LLC, entered into a $1 billion senior unsecured bridge term credit facility agreement under which an aggregate principal amount of $1 billion of term loans (the “Bridge Loan”) were borrowed. The Bridge Loan was to mature 364 days following the closing date of September 19, 2018 and the interest at a LIBOR rate plus an applicable margin of 1.5 percent. NXP used the net proceeds of the Bridge Loan for general corporate purposes as well as to finance parts of the announced equity buy-back program. The repayment occurred on December 6, 2018, as described above.

2018 Senior Notes

On March 8, 2018, NXP B.V. together with NXP Funding LLC, delivered notice that it would repay to holders of its 3.75% Senior Notes due 2018 (the “2018 Notes”) $750 million of the outstanding aggregate principal amount of the 2018 Notes, which represented all of the outstanding aggregate principal amount of the 2018 Notes. The repayment occurred in April 2018 using available surplus cash.

2023 Senior Notes

On March 2, 2018, NXP B.V. together with NXP Funding LLC, delivered notice that it would repay to holders of its 5.75% Senior Notes due 2023 (the “2023 Notes”) $500 million of the outstanding aggregate principal amount of the 2023 Notes, which represented all of the outstanding aggregate principal amount of the 2023 Notes. The repayment occurred in April 2018 using available surplus cash.

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

No portion of long-term and short-term debt as of December 31, 2018 and December 31, 2017 has been secured by collateral on substantially all of the Company’s assets and of certain of its subsidiaries.

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

As of December 31, 2018, none of the conditions allowing the holders of the 2019 Cash Convertible Senior Notes to convert the 2019 Cash Convertible Senior Notes into cash had been met.

The requirement that NXP must settle the conversion of the Notes in cash gives rise to a derivative instrument that must be bifurcated from the debt host. The embedded cash conversion option within the Cash Convertible Notes is required to be separated from the Cash Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our Consolidated Statements of Income in other (expense) income, net until the cash conversion option settles or expires. The initial fair value liability of the embedded cash conversion option simultaneously reduced the carrying value of the Cash Convertible Notes (effectively an original issuance discount). The embedded cash conversion option is measured and reported at fair value on a recurring basis, within Level 3 of the fair value hierarchy. The fair value of the embedded cash conversion option at December 31, 2018 was $24 million (2017: $301 million) which is recorded in other long-term liabilities in the accompanying balance sheet. For the year ended December 31, 2018, the change in the fair value of the embedded cash conversion option resulted in a profit of $277 million (2017: a loss of $43 million).

Concurrently with the pricing of the 2019 Cash Convertible Senior Notes, NXP entered into hedge transactions, or the Notes Hedges, with various parties whereby NXP has the option to receive the cash amount that may be due to the Notes holders at maturity in excess of the $1,150 million principal amount of the notes, subject to certain conversion rate adjustments in the Notes Indenture. These options expire on December 1, 2019, and must be settled in cash. The aggregate cost of the Notes Hedges was $208 million. The Notes Hedges are accounted for as derivative assets, and are included in Other assets in NXP’s Consolidated Balance Sheet. As of December 31, 2018, the estimated fair value of the Notes Hedges was $24 million (2017: $301 million).

The Notes Embedded Conversion Derivative and the Notes Hedges are adjusted to fair value each reported period and unrealized gains and losses are reflected in NXP’s Consolidated Statements of Operations. Because the fair values of the Notes Embedded Conversion Derivative and the Notes Hedges are designed to have similar offsetting values, there was no impact to NXP’s Consolidated Statements of Operations relating to these adjustments to fair value during fiscal 2018 (2017: no impact).

In separate transactions, NXP also sold warrants, to various parties for the purchase of up to 11.18 million shares of NXP’s common stock at an initial strike price of $133.32 per share in a private placement pursuant to Section 4(2) of the Securities Act of 1933, as amended, or the Securities Act. The Warrants expire on various dates starting from March 2, 2020, and will be net share settled. Under the terms of the warrants, any Option Counterparty may adjust certain terms of its warrants upon the announcement, termination or occurrence of certain events. The warrant transactions may also be terminated if the Option Counterparty determines that no such adjustment will produce a commercially reasonable result, and that the relevant event is reasonably likely to occur. In particular, each Option Counterparty may adjust the terms of its warrants to compensate it for the economic effect of the announcements relating to the proposed acquisition of NXP by Qualcomm (including announcements of consummation, cancellation, withdrawal or discontinuance of the proposed acquisition), taking into account changes in volatility, expected dividends, stock loan rate or liquidity and any stock price discontinuity relevant to our common stock or the warrants. There have been no adjustments made at this time. Any such adjustment in the future may increase our delivery obligations upon expiration and settlement of the warrants or our obligations upon their cancellation, termination or unwinding, which would be settled using shares of our stock. NXP received $134 million in cash proceeds from the sale of the Warrants, which were at the time of issuance recorded in Other non-current liabilities. As of January 1, 2016, as of result of the acquisition of Freescale, NXP has concluded that the functional currency of the holding company is USD. Consequently, beginning from January 1, 2016, the Warrants with a carrying value of $168 million were reclassified to stockholders’ equity, and mark-to-market accounting is no longer applicable. The Warrants are included in diluted earnings per share to the extent the impact is dilutive. As of December 31, 2018, the Warrants were not dilutive.

The principal amount, unamortized debt discount and net carrying amount of the liability component of the 2019 Cash Convertible Senior Notes as of December 31, 2018 and 2017 was as follows:

	As of December 31
(in millions)	2018	2017
Principal amount of 2019 Cash Convertible Senior Notes	1,150	1,150
Unamortized debt discount of 2019 Cash Convertible Senior Notes	45	91
Net liability of 2019 Cash Convertible Senior Notes	1,105	1,059

The effective interest rate, contractual interest expense and amortization of debt discount for the 2019 Cash Convertible Senior Notes for fiscal 2018 and 2017 were as follows:

(in millions, except percentage)	2018	2017
Effective interest rate	5.14%	5.14%
Contractual interest expense	12	12
Amortization of debt discount	44	42

As of December 31, 2018, the if-converted value of the 2019 Cash Convertible Senior Notes exceeded the principal amount of the Notes. The total fair value of the 2019 Cash Convertible Senior Notes was $1,327 million.

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

16 Commitments and Contingencies

Lease Commitments

At December 31, 2018 and 2017, there were no material capital lease obligations. Long-term operating lease commitments totaled $156 million as of December 31, 2018 (2017: $132 million). The long-term operating leases are mainly related to the rental of buildings and tools. These leases expire at various dates during the next 30 years. Future minimum lease payments under operating leases are as follows:

2019	43
2020	35
2021	24
2022	13
2023	11
Thereafter	30
Total future minimum leases payments	156

Rent expense amounted to $57 million in 2018 (2017: $63 million; 2016: $68 million).

Purchase Commitments

The Company maintains purchase commitments with certain suppliers, primarily for raw materials, semi-finished goods and manufacturing services and for some non-production items. Purchase commitments for inventory materials are generally restricted to a forecasted time-horizon as mutually agreed upon between the parties. This forecasted time-horizon can vary for different suppliers. As of December 31, 2018, the Company had purchase commitments of $333 million, which are due through 2032.

Litigation

We are regularly involved as plaintiffs or defendants in claims and litigation relating to a variety of matters such as contractual disputes, personal injury claims, employee grievances and intellectual property litigation. In addition, our acquisitions, divestments and financial transactions sometimes result in, or are followed by, claims or litigation. Some of these claims may possibly be recovered from insurance reimbursements. Although the ultimate disposition of asserted claims cannot be predicted with certainty, it is our belief that the outcome of any such claims, either individually or on a combined basis, will not have a material adverse effect on our consolidated financial position. However, such outcomes may be material to our Consolidated Statement of Operations for a particular period. The Company records an accrual for any claim that arises whenever it considers that it is probable that it is exposed to a loss contingency and the amount of the loss contingency can be reasonably estimated. Legal fees are expensed when incurred.

Based on the most current information available to it and based on its best estimate, the Company also reevaluates at least on a quarterly basis the claims that have arisen to determine whether any new accruals need to be made or whether any accruals made need to be adjusted. Based on the procedures described above, the Company has an aggregate amount of $123 million accrued for potential and current legal proceedings pending as of December 31, 2018, compared to $104 million accrued (without reduction for any related insurance reimbursements) at December 31, 2017. The accruals are included in “Accrued liabilities” and “Other non-current liabilities”. As of December 31, 2018, the Company’s balance related to insurance reimbursements was $65 million (2017: $61 million) and is included in “Other current assets” and “Other non-current assets”.

The Company also estimates the aggregate range of reasonably possible losses in excess of the amount accrued based on currently available information for those cases for which such estimate can be made. The estimated aggregate range requires significant judgment, given the varying stages of the proceedings (including the fact that many of them are currently in preliminary stages), the existence of multiple defendants (including the Company) in such claims whose share of liability has yet to be determined, the numerous yet-unresolved issues in many of the claims, and the attendant uncertainty of the various potential outcomes of such claims. Accordingly, the Company’s estimate will change from time to time, and actual losses may be more than the current estimate. As at December 31, 2018, the Company believes that for all litigation pending its potential aggregate exposure to loss in excess of the amount accrued (without reduction for any amounts that may possibly be recovered under insurance programs) could range between $0 and $289 million. Based upon our past experience with these matters, the Company would expect to receive insurance reimbursement on certain of these claims that would offset the potential maximum exposure of up to $205 million.

In addition, the Company is currently assisting Motorola in the defense of personal injury lawsuits due to indemnity obligations included in the agreement that separated Freescale from Motorola in 2004. The Company is also defending a suit related to semiconductor operations that occurred prior to NXP’s separation from Philips. The multi-plaintiff Motorola lawsuits are pending in Cook County, Illinois, and the legacy NXP suit is pending in Santa Fe, New Mexico. These claims allege a link between working in semiconductor manufacturing clean room facilities and birth defects in 45 individuals. The Motorola suits allege exposures between 1965 and 2006. Each claim seeks an unspecified amount of damages for the alleged injuries; however, legal counsel representing the plaintiffs has indicated they will seek substantial compensatory and punitive damages from Motorola for the entire inventory of claims which, if proven and recovered, the Company considers to be material. In the Motorola suits, a portion of any indemnity due to Motorola will be reimbursed to NXP if Motorola receives an indemnification payment from its insurance coverage. Motorola has potential insurance coverage for many of the years indicated above, but with differing types and levels of coverage, self-insurance retention amounts and deductibles. We are in discussions with Motorola and their insurers regarding the availability of applicable insurance coverage for each of the individual cases. Motorola and NXP have denied liability for these alleged injuries based on numerous defenses.

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

Soil and groundwater contamination has been identified at our properties in Nijmegen, the Netherlands and near Phoenix, Arizona, United States. The remediation processes at these locations are expected to continue for many years.

As of December 31, 2018, we have recorded $88 million for environmental remediation costs, which are primarily included in other non-current liabilities in the accompanying Consolidated Balance Sheet. This amount represents the undiscounted future cash flows of our estimated share of costs incurred in environmental cleanup sites without considering recovery of costs from any other party or insurer, since in most cases potentially responsible parties other than us may exist and be held responsible.

17 Stockholders’ Equity

The share capital of the Company as of December 31, 2018 and 2017 consists of 1,076,257,500 authorized shares, including 430,503,000 authorized shares of common stock, and 645,754,500 authorized but unissued shares of preferred stock.

On November 16, 2018, the Company, as authorized by the June 2018 AGM, cancelled 5% (representing 17,300,143 shares) of the issued number of NXP shares. As a result, the number of issued NXP shares as per November 16, 2018 is 328,702,719 shares. At December 31, 2018, the Company has issued and paid up 328,702,719 shares (2017: 346,002,862 shares) of common stock each having a par value of €0.20 or a nominal stock capital of €66 million (2017: €69 million).

Cash dividends

On September 10, 2018, NXP announced the initiation of a Quarterly Dividend Program under which the company will pay a regular quarterly cash dividend. Accordingly, interim dividends of $0.25 per ordinary share were paid on October 5, 2018 and January 7, 2019.

Share-based awards

The Company has granted share-based awards to the members of our board of directors, management team, our other executives, selected other key employees/talents of NXP and selected new hires to receive the Company’s shares in the future. See note 8, “Share-based Compensation”.

Treasury shares

From time to time, last on June 22, 2018, the General Meeting of Shareholders authorize the Board of Directors to repurchase shares of our common stock. On that basis, for the first time in 2011 and latest effective November 1, 2018, the Board of Directors executed various share repurchase programs. In accordance with the Company’s policy to provide share-based awards from its treasury share inventory, shares which have been repurchased and are held in treasury for delivery upon exercise of options and under restricted and performance share programs, are accounted for as a reduction of stockholders’ equity. Treasury shares are recorded at cost, representing the market price on the acquisition date. When issued, shares are removed from treasury shares on a first-in, first-out (FIFO) basis.

Differences between the cost and the proceeds received when treasury shares are reissued, are recorded in capital in excess of par value. Deficiencies in excess of net gains arising from previous treasury share issuances are charged to retained earnings.

The following transactions took place resulting from employee option and share plans:

	2018	2017	2016
Total shares in treasury at beginning of year	3,078,470	10,609,980	3,998,982
Total cost	342	915	342
Shares acquired under repurchase program	54,376,181	2,522,589	15,537,868
Average price in $ per share	92.07	113.36	82.36
Amount paid	5,006	286	1,280
Shares delivered	4,241,487	10,054,099	8,926,870
Average price in $ per share	107.75	85.42	79.25
Amount received	39	233	115
Shares retired	17,300,143	-	-
Total shares in treasury at end of year	35,913,021	3,078,470	10,609,980
Total cost	3,238	342	915

Shareholder tax on repurchased shares

Under Dutch tax law, the repurchase of a company’s shares by an entity domiciled in the Netherlands results is a taxable event. The tax on the repurchased shares is attributed to the shareholders, with NXP making the payment on the shareholders’ behalf. As such, the tax on the repurchased shares is accounted for within stockholders’ equity.

18 Accumulated Other Comprehensive Income (Loss)

Total comprehensive income (loss) represents net income (loss) plus the results of certain equity changes not reflected in the Consolidated Statements of Operations. The after-tax components of accumulated other comprehensive income (loss) and their corresponding changes are shown below:

	Currency translation differences	Change in fair value cash flow hedges	Net actuarial gain/(losses)	Unrealized gains/losses available-for sale securities	Accumulated Other Comprehensive Income (loss)
As of December 31, 2016	113	(2)	(81)	4	34
Other comprehensive income (loss) before reclassifications	156	29	(20)	(3)	162
Amounts reclassified out of accumulated other comprehensive income (loss)	-	(15)	-	(6)	(21)
Income tax effects	-	(4)	4	2	2
Other comprehensive income (loss)	156	10	(16)	(7)	143
As of December 31, 2017	269	8	(97)	(3)	177
Other comprehensive income (loss) before reclassifications	(51)	(10)	9	-	(52)
Amounts reclassified out of accumulated other comprehensive income (loss)	-	(4)	-	3	(1)
Income tax effects	-	3	(4)	-	(1)
Other comprehensive income (loss)	(51)	(11)	5	3	(54)
As of December 31, 2018	218	(3)	(92)	-	123

19 Related-party Transactions

The Company’s related parties are the members of the board of directors of NXP Semiconductors N.V., the members of the management team of NXP Semiconductors N.V. and equity-accounted investees and, up to July 26, 2018, Qualcomm Incorporated. As of the divestment of the SP business on February 6, 2017, the newly formed Nexperia has become a related party.

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

The following table presents the amounts related to revenue and other income and purchase of goods and services incurred in transactions with these related parties:

	2018	2017	2016
Revenue and other income	133	130	59
Purchase of goods and services	106	144	116

The following table presents the amounts related to receivable and payable balances with these related parties:

	2018	2017
Receivables	25	54
Payables	49	77

As part of the divestment of the SP business, we entered into a lease commitment and related services to Nexperia, that is $28 million as of December 31, 2018, and committed $50 million to an investment fund affiliated with Nexperia’s owners.

20 Fair Value of Financial Assets and Liabilities

The following table summarizes the estimated fair value and carrying amount of our financial instruments measured on a recurring basis:

		December 31, 2018		December 31, 2017
	Fair value hierarchy	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Assets:
Notes hedges	3	24	24	301	301
Other financial assets	2	32	32	29	29
Derivative instruments-assets	2	6	6	10	10

Liabilities:
Short-term debt	2	(2)	(2)	(2)	(2)
Short-term debt (bonds)	2	-	-	(749)	(755)
Short-term debt (2019 Cash Convertible Senior Notes)	2	(1,105)	(1,327)	(1,059)	(1,418)
Long-term debt (bonds)	2	(6,222)	(6,191)	(4,728)	(4,879)
Other long-term debt	2	(25)	(25)	(27)	(27)
Notes Embedded Conversion Derivative	3	(24)	(24)	(301)	(301)
Derivative instruments-liabilities	2	(2)	(2)	-	-

The following methods and assumptions were used to estimate the fair value of financial instruments:

Other financial assets and derivatives

For other financial assets and derivatives the fair value is based upon significant other observable inputs depending on the nature of the other financial asset and derivative.

Notes hedges and Notes Embedded Conversion Derivative

At December 31, 2018, the Notes hedges and the Notes Embedded Conversion Derivative are measured at fair value using level 3 inputs. The instruments are not actively traded and are valued at the measurement date using an option pricing model that uses observable inputs for the share price of NXP’s common stock, risk-free interest rate, dividend yield and the term, in combination with a significant unobservable input for volatility. Volatility has historically been determined by a hypothetical market place. During the second quarter of 2017, an adjustment was made to this factor where we utilized the hypothetical marketplace and also considered the implied volatility in actively traded call options with a similar term. Subsequent to the termination of the Qualcomm purchase agreement, we returned to determining volatility by utilizing a hypothetical marketplace. The volatility factor utilized at December 31, 2018 was 34.8% and at December 31, 2017 the volatility factor utilized was 29%. The change in the fair value of the Notes hedges and Notes Embedded Conversion Derivative was solely the gain and loss, respectively for each instrument that was recognized.

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

22 Segments and Geographical Information

Prior to February 6, 2017, NXP was organized into two market oriented reportable segments, High Performance Mixed Signal (“HPMS”) and Standard Products (“SP”). As of February 6, 2017, the SP reportable segment was divested and HPMS remains as the sole reportable segment. Corporate and Other represents the remaining portion to reconcile to the Consolidated Financial Statements. Effective January 1, 2019, NXP removed the reference to HPMS in its organizational structure in acknowledgment of the one reportable segment representing the entity as a whole.

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

Detailed information by segment for the years 2018, 2017 and 2016 is presented in the following tables.

Revenue	2018	2017	2016
HPMS	9,022	8,745	8,086
SP	-	118	1,220
Corporate and Other (1)	385	393	192
	9,407	9,256	9,498

Operating income (loss)	2018	2017	2016
HPMS	807	656	(302)
SP	-	31	268
Corporate and Other (1)	1,903	1,415	(116)
	2,710	2,102	(150)

(1)

Corporate and Other is not a reporting segment under ASC 280 “Segment Reporting”. Corporate and Other includes revenue related to manufacturing operations, unallocated expenses not related to any specific business segment and corporate restructuring charges. The gain on the sale of the divestment of SP business is included in the operating income of Corporate and Other.

Goodwill assigned to segments	Cost at January 1, 2018	Acquisitions	Translation differences and other changes	Cost at December 31, 2018
HPMS	8,750	11	(60)	8,701
Corporate and Other (1)	270	-	-	270
	9,020	11	(60)	8,971

	Accumulated impairment at January 1, 2018	Translation differences and other changes	Accumulated impairment at December 31, 2018
HPMS	(154)	40	(114)
Corporate and Other (1)	-	-	-
	(154)	40	(114)

(1)	Corporate and Other is not a reporting segment under ASC 280 “Segment Reporting”.

Geographical Information

	Revenue (1)			Property, plant and equipment, net
	2018	2017	2016	2018	2017	2016
China	3,430	3,640	3,882	287	281	251
Netherlands	349	304	285	214	198	183
United States	919	922	906	782	770	922
Singapore	1,220	1,082	984	298	211	166
Germany	531	570	623	55	57	52
Japan	735	750	550	-	-	1
South Korea	357	356	369	-	-	-
Malaysia	112	103	231	373	369	378
Other countries	1,754	1,529	1,668	427	409	399
	9,407	9,256	9,498	2,436	2,295	2,352

(1)	Revenue attributed to geographic areas is based on the customer’s shipped-to location (except for intellectual property license revenue which is attributable to the Netherlands).